Corso Giacomo Matteotti, 8
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www.lw.com

LATHAM&WATKINS

FIRM / AFFILIATE OFFICES



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File No. 82-35020

November 3, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Banca Intesa S.p.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-35020

Ladies and Gentlemen,

On behalf of Banca Intesa S.p.A. ("**Banca Intesa**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

1 • Press Release dated November 2, 2006 , announcing that Banca Intesa launches a public tender offer for acquiring the remaining 33% of LTG banka in Bosnia and Herzegovina;

2 • Press Release dated October 26, 2006, announcing that Banca Intesa increases its GBP subordinated lower Tier II up to a total amount of GBP 1 billion;

3 • Press Release dated October 17, 2006, announcing that the rumors regarding a possible sale of Intesa Casse del Centro to Banco Santander Central Hispano are ungrounded;

4 • Convocation notice of the extraordinary and ordinary shareholders' meeting to be held on November 30, 2006, dated October 26, 2006;

5 • Report of KPMG for Banca Intesa on the exchange ratio, dated October 26, 2006;

6 • Plan for the merger of Sanpaolo IMI S.p.A. with and into Banca Intesa, dated October 12, 2006 and Annex "A" to the Plan for the merger of Sanpaolo IMI S.p.A. with and into Banca Intesa: Articles of Association of the surviving company;

7 • Report by the board of directors of Banca Intesa on the plan for the merger, dated October 12, 2006;

8 • Banca Intesa financial statements as at June 30, 2006;

9 • Report of PriceWaterhouseCoopers for Sanpaolo IMI on the exchange ratio, dated October 27, 2006;

dw 11/7

LATHAM&WATKINS

10 • Report by the board of directors of Sanpaolo IMI S.p.A. on the plan for the merger of Sanpaolo IMI S.p.A. in Banca Intesa, dated October 12, 2006;

11 • Sanpaolo IMI S.p.A. financial statements as at June 30, 2006;

12 • Euro 35,000,000,000 Global Medium Term Note Programme (Prospectus) dated October 20, 2006;

13 • 2005 Annual Report - full version (published on October 26, 2006);

14 • 2004 Annual Report - full version (published on October 26, 2006);

15 • 2003 Annual Report - full version (published on October 26, 2006); and

16 • Internal dealing communication issued on October 13, 2006.

Please feel free to call me at 011-44-20-7710-1076 if you have any questions.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino (by S. Sharma)

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

cc: Andrea Tamagnini
of Banca Intesa S.p.A.

File No. 82-35020



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Press releases

BANCA INTESA LAUNCHES A PUBLIC TENDER OFFER FOR ACQUIRING THE REMAINING 33% OF LTG BANKA IN BOSNIA AND HERZEGOVINA

Milano, 2nd November 2006

Banca Intesa announces that its subsidiary Privredna Banka Zagreb (PBZ, the second largest Croatian bank) - after the acquisition of 66.98% of the voting share capital of LT Gospodarska banka d.d. Sarajevo (LTG banka) and upon the receipt of required regulatory authorisations in Bosnia and Herzegovina - has launched today a public tender offer for the remaining 33.02% of LTG banka's voting share capital.

This offer is being carried out at the price of €76.73 (KM 150.07) for each share, for a maximum consideration of approximately €5.3 million, with a maximum investment of approximately €16.1 million for 100% of the share capital of LTG banka.

In compliance with local stock exchange regulations, the public tender offer will remain open for 30 calendar days. The finalisation of the transaction is expected to take place in December 2006.

As at 31st December 2005, LTG banka had €71.9 million of assets, €45 million of customer loans, €55.3 million of customer deposits, and €9.19 million of shareholders' equity. For the twelve months ended 31st December 2005, its net income amounted to €119,000. The bank's network is made up of 5 regional branches and 19 branch offices.

Gruppo Intesa is already present in Bosnia and Herzegovina where it owns 81.18% of UPI Banka, the fifth largest bank in the country, the purchase of which was completed last February.

Moreover, the Group is operational in Central-Eastern Europe with Slovakia's second largest bank Vseobecna Uverova Banka (VUB), Serbia's second largest bank Banca Intesa Beograd (formerly Delta Banka) and Hungary's fourth largest bank Central-European International Bank (CIB) and is completing the acquisition of Ukrsotsbank, Ukraine's fifth largest bank. Moreover, Gruppo Intesa is operational also in the Russian Federation through KMB, a leading bank in lending and leasing to small enterprises, ZAO Banca Intesa, the only Italian bank with an operating licence in Russia set up at the end of 2003, and its Moscow representative office. The Group is also present in the Czech Republic through a VUB branch and in Poland with its Warsaw representative office.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Banca Intesa S.p.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it


RECEIVED
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File No. 82-35020



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Press releases

BANCA INTESA INCREASES ITS GBP SUBORDINATED LOWER TIER II UP TO A TOTAL AMOUNT OF 1 BILLION GBP

Milano, 26th October 2006

Banca Intesa has reopened today its GBP Subordinated Lower Tier II bond due 2016 for a GBP 250 million tranche in addition to the original issue launched in July 2006. The new total aggregate amount of the bond, of GBP 1 billion, issued under Issuer's Euro Medium Term Notes Programme, is now the largest amount ever issued by a bank in the sterling LT2 market.
The bond is callable upon coupon payment date falling in December 2011.
The Issuer will pay a fixed rate coupon equal to 5.50% payable annually in arrear on 19th December of each year starting from 19th December 2006 to 19th December 2011. Afterwards, if the note is not redeemed early by the Issuer, the coupon rate will be turned from fixed into floating and be equal to three-month GBP LIBOR rate plus 99 bps.
The issue price is 99.329 %.
Considering the issue price, the total spread for the investor, calculated at the call date, is equal to 66 bps above UKT 4.25% March 2011 Government Bonds.
Settlement is due on 7th November 2006.
The bond is not targeted to the Italian retail investors; it is distributed to international institutional investors only. It will be listed on the Luxembourg Stock Exchange and, traded, as usual, in the Over-the-Counter.
Lead Managers are: Banca.Caboto, Barclays and Royal Bank of Scotland.
The ratings assigned to Banca Intesa's senior long-term debt are: Aa3 by Moody's, A+ by Standard & Poor's and AA- by Fitch.

Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

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RECEIVED
2006 NOV -6 P 3:45



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Press releases


RECEIVED

INTESA CASSE DEL CENTRO: CLARIFICATION

Milano, 17th October 2006

With reference to the press news reported today on a possible sale of Intesa Casse del Centro to Banco Santander Central Hispano in relation to the proposed business combination between Gruppo Intesa and Gruppo Sanpaolo IMI, Banca Intesa clarifies that these rumors are ungrounded.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

IMPORTANT INFORMATION

In connection with the proposed business combination between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., the required information document will be sent to Commissione Nazionale per le Società e la Borsa ("CONSOB") and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission ("SEC"). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the "Securities Act") is available, the shares issued in connection with the proposed business combination will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. **Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.** If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could

cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

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File No. 82-35020

Banca Intesa

Pursuant to U.S. legal and regulatory requirements, please note the following:

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

CONVOCATION NOTICE OF THE EXTRAORDINARY AND ORDINARY SHAREHOLDERS' MEETING

The shareholders are called to the Extraordinary and Ordinary Shareholders' Meeting which shall be held **at the "Fondazione Cariplo" Congress Centre, in Via Romagnosi, 6, Milan**, on November 30th, 2006, at 6.00 p.m. on first call and, if necessary, **on second call, in the same place, on December 1st, 2006, at 10.00 a.m.** upon the following

AGENDA OF THE MEETING

Extraordinary part:

1) Revocation, for the unexecuted part, of the resolution of the Shareholders' Meeting of Banca Intesa S.p.A. dated 17th December 2002, in relation to the attribution to the Board of Directors of the power to increase the share capital up to a maximum amount of 52,000,000 euro in order to support the stock option plan. Related and consequent resolutions.

2) Approval of the project for the merger into Banca Intesa S.p.A. of Sanpaolo IMI S.p.A. which entails, among other issues:
   - i) the increase in share capital in order to support the merger for a total maximum amount of 3,037,379,042.88 euro;
   - ii) a further increase in share capital for a maximum nominal amount of e 15,835,003.08 euro in order to support the stock option plans already resolved upon by Sanpaolo IMI S.p.A.;
   - iii) the adoption of a new text of Articles of Association, which is characterised, among other things, by the adoption of the dual corporate governance system.

   Related and consequent resolutions.

Ordinary part:

1) Appointment of the Supervisory Board for the financial years 2007-2008-2009, made up of 19 Members; determination of the related remuneration; appointment of the Chairman and of the Deputy Chairmen.

2) Authorisation for the purchase and subsequent assignment for free to the employees of shares of Banca Intesa pursuant to articles 2357, 2357-*ter* of the Italian Civil Code, as well as art. 132 of Legislative Decree 58 of February 24th,1998.

For the purposes of the appointment of the Supervisory Board, indicated in point 1 of the Ordinary part of this Agenda, the Meeting will proceed as provided for and in compliance with the transitory rule of the Articles of Association to be approved, which, among other provisions, sets forth the following: "Also in derogation of the Articles of Association which shall be in force when the merger between Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. comes into effects, 19 members of the Supervisory Board shall be appointed for the first time, for three financial years, by the Ordinary Shareholders' Meeting of the Surviving Company in accordance with the provisions of this transitory rule.

The shareholders shall be requested to file by and within fifteen days before Banca Intesa S.p.A.'s Ordinary Shareholders' Meeting the lists of candidates, who have the requirements provided for by the law and the present Article. In particular, the candidate indicated at number 2 of each list must comply with the requirements of independence provided for by the Corporate Governance Code promoted by the Italian Stock Exchange, must be included in the Register of Auditors and must have practiced the Statutory Legal Audit for at least a three-year period. Of the subsequent candidates of each list at least three must comply with the requirements of independence provided for by the above-mentioned Corporate Governance Code, and two candidates must be included in the Register of Auditors and must have practiced Statutory Legal Audit for at least a three-year period.

In relation to the share capital threshold for the presentation of the lists and to all other formalities and requirements for the presentation of the lists, the provisions set forth in art. 23 of Banca Intesa S.p.A.'s Articles of Association, in force at the time of the Extraordinary Shareholders' Meeting called to approve the project for the merger, must be observed since applicable.

The top 18 candidates from the list which obtains the highest number of votes and the first candidate of the list which receives the second highest number of votes shall be elected. In case of presentation of one list only, all 19 members of the Supervisory Board shall be elected from that list.

The Chairman and the two Deputy Chairmen shall be appointed by the Ordinary Shareholders' Meeting with special resolutions approved by a relative majority.".

Pursuant to art. 9 of the Articles of Association in force, in order to take part in the General Meeting, each shareholder must duly demonstrate their entitlement to participate in the General Meeting by means of an intermediary's notice, which shall be delivered to the Company by and within the second day prior to the Shareholders' Meeting.

The documentation required by art. 2501-*septies* of the Italian Civil Code shall be filed at the Company's Registered Office and at Borsa Italiana S.p.A. (the Italian Stock Exchange) under the terms provided by the law and shall be available for the shareholders and the general public. During the ten days preceding the Shareholders' Meeting the "Documento Informativo" provided for by art. 70 of CONSOB Regulation 11971/99, and subsequent modifications, shall be available for the general public at the Company's Registered Office and at Borsa Italiana S.p.A.

The Report of the Board of Directors on the other issues on the Agenda of the meeting shall be available for the shareholders and the general public at the Company's Registered Office and at Borsa Italiana S.p.A. under the terms provided by the law.

The shareholders are entitled to obtain a copy.

Milano, October 26th 2006

The Chairman of the Board of Directors
Giovanni Bazoli

*The above-mentioned documentation shall also be available on the web site **www.bancaintesa.it**. For any information regarding the Shareholders' Meeting please contact Investor relations at **+39 02 879.43571**, on business days from 8.30 a.m. to 5.00 p.m.*

Banca Intesa s.p.a. Registered office Piazza Paolo Ferrari, 10 Milano Italy Registration Number on the Milano Company Register and Fiscal Code 00799960158 Vat Code 10810700152 Abi Code 3069.2 Share capital 3.613,001,195.96 euro Member of the National Interbank Deposit Guarantee Fund and of the National Guarantee Fund, included in the National Register of Banks No. 5361 and Parent Company of "Gruppo Intesa", included in the National Register of Banking Groups.



(Translation from the Italian original which remains the definitive version)

Banca Intesa S.p.A.

Report of the auditors on the ratio for the exchange of shares pursuant to article 2501-*sexies* of the Italian Civil Code*

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the merger. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

** With respect to the CONSOB Communication N. 73063 of October 5, 2000, this report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders and therefore the issuance of this report would not impair the independence of KPMG S.p.A. under the U.S. independence requirement.*

KPMG S.p.A.
26 October 2006

(Translation from the Italian original which remains the definitive version)

Report of the auditors on the ratio for the exchange of shares pursuant to art. 2501-*sexies* of the Italian civil code

To the Shareholders of
Banca Intesa S.p.A.

1 Purpose and scope of this report

On 14 September 2006, upon the request of Banca Intesa S.p.A. ("Banca Intesa" or the "Bank"), the Presiding Judge of the Milan Court appointed us to prepare our report on the ratio for the exchange of shares of Banca Intesa and of Sanpaolo IMI S.p.A. ("SPIMI"), in accordance with article 2501-*sexies* of the Italian Civil Code. To this end, the Board of Directors of Banca Intesa has provided us with the merger project together with a report prepared by the board (the "Report") which identifies, explains and justifies the exchange ratio pursuant to article 2501-*qunquies* of the Italian Civil Code, and the financial statements as of and for the six months ended 30 June 2006 prepared in accordance with article 2501-*quater* of the Italian Civil Code.

The proposed merger project will be subject to approval of the Shareholders of Banca Intesa at the extraordinary meeting to be held on 30 November 2006 on first call or on 1 December 2006 on second call (if required).

Similarly, the Shareholders of SPIMI will also be called to approve the project at an extraordinary meeting to be held on 30 November 2006 on first call or on 1 December 2006 on second call (if required).

The audit company PricewaterhouseCoopers S.p.A. ("PWC") was appointed by the Presiding Judge of the Turin Court on 29 September 2006 to prepare an equivalent report for SPIMI.

2 Summary of the transaction

The transaction covered by this report may be summarised also considering the press releases published by the two banking groups and the activities that the two boards of directors carried out on 26 August and 12 October 2006.

Boards of directors' meetings of 26 August 2006: announcing the project

During the respective meetings held on 26 August 2006, the boards of directors of Banca Intesa and SPIMI approved the content of a Master Agreement and the guidelines for the project for

the merger of the two banking groups (the "Project"), which will lead to the creation of a new banking player that:

- will be one of the top banking groups of the Euroland, with a market capitalisation exceeding €65 billion;
- will be the Italian banking leader, with more than 13 million customers, an average market share of 20% in all business sectors and a network that, before the sales described later on, comprises more than 6,000 branches in Italy, adequately spread out and well positioned throughout the country;
- will have a targeted post-merger profit of €7 billion for 2009, with an average annual growth in net profit of roughly 13%.

With respect to corporate governance, the Project provides that:

- the bank resulting from the merger will adopt a "dualistic" corporate governance system with a Supervisory Committee and a Management Committee;
- the new bank will adopt an organisational model focused on the "Local Banking" concept, providing for the integration of the two networks, unifying the logo, where local logos are not present.

The share exchange ratio proposed in the Project is 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary and preferred share of SPIMI. This ratio, which was approved on 26 August on a preliminary basis by the board of directors of Banca Intesa, was however conditional to the findings of the financial and legal due diligence assistance reviews that, according to the provisions of the Master Agreement, was completed before 30 September 2006.

For complete disclosure purposes, we note that ratio of the ordinary shares of Banca Intesa to those of SPIMI calculated on the basis of the arithmetic average of the thirty trading days prior to 23 August 2006 (which is when the first rumours about the merger started to spread) is 3.115.

Period prior to the board of directors' meeting of 12 October 2006: agreement with Crédit Agricole S.A. and due diligence assistance reviews

As part of the Project, in order to protect the strategic interests of Crédit Agricole S.A. ("Crédit Agricole", the majority shareholder of Banca Intesa) in Italy, as well as preserving the interests of all the other Shareholders, Banca Intesa and Crédit Agricole signed an agreement on 11 October 2006 (the "Agreement") that covers various issues, especially the following:

- Branches: subject to the obtainment of the authorisation from the relevant authorities and the signing of the merger deed between Banca Intesa and SPIMI, the Agreement provides for the sale against cash consideration of approximately €6 billion of:

  - the 100% equity investment in Cassa di Risparmio di Parma e Piacenza S.p.A. ("Cariparma") for €3.80 billion;

  - the 76.05% equity investment in Banca Popolare FriulAdria S.p.A. ("FriulAdria") for €0.84 billion;

  - 193 Banca Intesa branches for €1.33 billion.

  In this respect, as clarified in the Report, the board of directors of Banca Intesa appointed Mr. Paolo Iovenitti to check the adequacy of the agreed consideration. Further to this sales transaction, Banca Intesa will record a gain of approximately €4 billion.

- Asset management: the feasibility of a plan for the creation of a global leader from the combination of the asset management business of the Crédit Agricole Group and the new Group will be checked. Should this plan not be feasible, the Agreement provides that Crédit Agricole is granted a put option (with a corresponding call option for Banca Intesa) for the sale (acquisition) of 65% of CAAM SGR S.p.A. (limited to the assets already belonging to Nextra SGR S.p.A.) for a consideration equal to the amount that Crédit Agricole paid to Banca Intesa for the acquisition of Nextra SGR S.p.A. in 2005, decreased by any dividends collected and increased by the notional cost of borrowings accrued during such period.

  As in the case of the branch sale, the board of directors of Banca Intesa appointed Mr. Paolo Iovenitti to analyse the financial terms of the above transaction.

- Consumer credit: the current agreements will be maintained for three years, after which a possible change in the shareholding structure of Agos S.p.A. will be taken into account, by giving Crédit Agricole the opportunity to buy the 49% stake currently held by Banca Intesa.

Within the required deadlines, as provided for in the Master Agreement, the two banks completed their reciprocal financial due diligence assistance reviews of the separate and consolidated financial statements of Banca Intesa and SPIMI as of and for the year ended 31 December 2005 and consolidated interim financial statements as of and for the six months ended 30 June 2006, supported by their auditors, Reconta Ernst & Young ("REY") for Banca Intesa and PWC for SPIMI, as well as the relevant legal due diligence assistance reviews. As confirmed by the boards of directors of the two banks, their analyses of did not identify any issues, in relation to the figures analysed, that would require an adjustment to the share exchange ratio already announced.

Board of directors' meeting of 12 October 2006: definition of the Project

The boards of directors of the two banks jointly presented the key elements of the Project to the financial community on 13 October 2006, which were those outlined during the Banca Intesa's board's meetings of 26 August 2006, to which the meeting held on 12 October 2006 and the related Report on the merger project pursuant to article 2501-*quinquies* of the Italian Civil Code made reference.

They include the following:

- the project provides for a "mutually-agreed merger of equals". This transaction will lead to the creation of a domestic banking leader in all main product and service sectors, since the two banking groups are highly complementary in both geographical and business terms. It will also lead to the creation of one of the top European banking players in terms of its financial position and performance as well as its market capitalisation;

- the two banking groups have analogous structures and similar organisational models. This will enable the resulting group to benefit from significant synergies as well as to achieve scope economies in terms of production, where the existence of specialised product portfolios and product innovation are a success factor, according to the experience of the European leading banking groups;

- the retail division management will be based in Turin while the corporate division and merchant banking managements will be based in Milan;

- the Project will be implemented through the merger of SPIMI into Banca Intesa;

- Mr. Angelo Provasoli (the "Advisor") assisted and supported the board of directors in fixing the exchange ratio proposed to the Shareholders of Banca Intesa; their results were confirmed by the valuation reports prepared by Gruppo Banca Leonardo S.r.l. ("GBL") and Merril Lynch International ("ML" and GBL and ML together the "Financial Advisors"), the financial advisors of Banca Intesa's board of directors;

- the exchange ratio proposed by the board of directors, which adopted the valuations made by its Advisors, taking into account the findings of the due diligence assistance reviews, confirmed that identified and calculated on a preliminary basis by the board of directors of Banca Intesa on 26 August 2006, ie, 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary and preferred share of SPIMI.

On 16 October 2006, SPIMI announced that the prospected listing of Eurizon (the "prospected Eurizon transaction") had been postponed to 2007, pending the structuring of the asset management business of the new bank. For complete disclosure purposes, we note that such prospected transaction is part of a wider restructuring plan of the fund management and pension fund business of SPIMI, which includes the launch by Eurizon of a takeover bid for the shares of Banca Fideuram S.p.A. ("Fideuram") held by third parties.

The Project is subject to the obtainment of the authorisations from the relevant authorities.

3 Nature and extent of this report

The purpose of this report is to provide the Shareholders with adequate information about the application of the valuation methods adopted by the directors to determine the ratio for the exchange of shares and any valuation difficulties they may have encountered. This report also includes our opinion about whether, under the circumstance, such methods are reasonable and not arbitrary and the relative importance the directors gave to each of such methods, as well as whether they have been correctly applied.

We have not performed a valuation of the banks. This was done by the boards of directors and the professional advisors appointed by them.

4 Documentation utilised

In performing our work, we obtained directly from Banca Intesa and from the auditors of SPIMI, such documentation and information as was considered useful in the circumstances. We analysed such documentation as was made available to us for this purpose and, in particular:

a) the proposed merger project and the reports of the boards of directors of the two banks addressed to the respective extraordinary shareholders' meetings, which, on the basis of the financial statements as of and for the six months ended 30 June 2006, propose a ratio for the exchange of shares as follows:

   3.115 newly-issued ordinary shares of Banca Intesa for each ordinary or preferred share of SPIMI excluding any cash settlement.

   The board of directors calculated the share exchange ratio taking into account the strategic aspects of the Project, the share market price over the thirty trading days prior to the announcement of the Project and using the factors provided in the valuation rep orts detailed in points b) and c). The Report details the valuation criteria adopted, why they were chosen, the amounts resulting from their being used and the considerations of the directors;

b) the valuation report prepared by the Advisor of Banca Intesa; this report, dated 12 October 2006, details the valuation criteria adopted, why they were chosen, the amounts resulting from their being used and relevant considerations;

c) the fairness opinion on the share exchange ratio expressed by GBL and the fairness opinion of ML, as the Financial Advisors of Banca Intesa's board of directors; such reports, dated 12 October 2006, were again prepared to support the board of directors' decision as to the share exchange ratio;

d) the financial statements of Banca Intesa and SPIMI as of and for the six months ended 30 June 2006 prepared in accordance with article 2501-*quater* of the Italian Civil Code by the respective Boards of Directors of the two banks and the related independent auditors' reports;

e) the valuation report on the share exchange ratio prepared by Citigroup Global Ltd. ("Citigroup"), as the advisor of the board of directors of SPIMI; such report, dated 12 October 2006, sets out the valuation criteria adopted and the amounts resulting from their being used;

f) the following documentation, used by the Advisors to prepare their valuation reports, was subsequently examined, within the scope of our engagement, by our audit company:

   - the separate and consolidated financial statements of Banca Intesa and SPIMI as of and for the year ended 31 December 2005 as well as those of their main subsidiaries, accompanied by the related reports of directors, boards of statutory auditors and independent auditors. Specifically, REY issued its audit reports on the separate and consolidated financial statements of Banca Intesa, while PWC issued its audit reports on the separate and consolidated financial statements of SPIMI;

   - the consolidated interim financial statements of Banca Intesa and SPIMI as of and for the six months ended 30 June 2006 accompanied by the respective directors' and independent auditors' reports thereon;

   - the business plans presented to the financial community; specifically, the business plans presented by SPIMI and Banca Intesa on 26 October 2005 and 13 July 2005, respectively;

- *balance sheet and income statement projections* of Banca Intesa and SPIMI for the period 2006-09 prepared by the management of the two banks after the signing of the Master Agreement with a view to obtaining stand-alone projections, estimated using consistent timeframes and underlying macro-economic and system assumptions;

- historical market prices and trading volumes of the ordinary and savings shares of Banca Intesa and ordinary shares of SPIMI;

- information prepared by the Advisor and Financial Advisors on banks operating in the same sector on an international level;

- financial surveys and analyses published by specialised agencies and merchant banks;

- the by-laws of the two banks involved in the merger;

- the draft by-laws of the new bank;

- the Agreement between Banca Intesa and Crédit Agricole for the sale of the investments in Cariparma, FriulAdria and 193 branches;

- financial projections of Cariparma, FiulAdria and the 193 branches involved in the sale for the period 2006-09 prepared by the management of Banca Intesa;

- 2006 pre-actual and 2007-09 forecast figures of Eurizon;

- press releases and other information documents on the prospected Eurizon transaction and the takeover bid for the shares Fideuram;

- other data and information of a financial, performance, strategic and trading nature that the management of the two banks or their Advisors provided us with in written form or verbally;

- the reports on the financial due diligence assistance reviews of the separate and consolidated financial statements at 31 December 2005 and the consolidated interim financial statements at 30 June 2006 reciprocally carried out by the two banks with the support of their respective auditors;

- the findings of the legal due diligence assistance reviews discussed with the boards of directors of the two banks;

- the Master Agreement between Banca Intesa and SPIMI signed on 26 August 2006;

g) we have also examined additional documentation as follows:

- data and information obtained by the Advisors and used by them to express their fairness opinions on the share exchange ratio;

- press releases and information made available by Banca Intesa's and SPIMI's investor relators;

- the joint presentation made by the boards of the two banking groups on 13 October 2006;

- the merger plan provided by the board of directors of Banca Intesa and sent to Bank of Italy;

h) accounting and historical information and any other information considered relevant for the purposes of this report.

We also have obtained representations that, as far as the board of directors of Banca Intesa is aware, there have been no significant changes to the figures and information which we considered during our analysis.

5 Valuation methods adopted by the board of directors

The board of directors of Banca Intesa and its Advisor, considered it appropriate to identify individual valuation methods in accordance with current best practice, which would enable the two banks to be valued on a consistent basis.

5.1 Methods chosen and valuation criteria

Methods chosen may be summarised as follows:

- The (i) "DDM", (ii) the "discounted earnings method", (iii) the "UEC method", (iv) the "market multiples method" and, lastly, (v) the "linear regression method" are the main methods adopted;

- the (i) "market price method" and (ii) the "equity report method" have been used as control methods. As described by the board of directors of Banca Intesa and its Advisor, these methods have not been considered as main methods solely in order to ensure greater analysis coverage using analytical criteria in relation to the fact that the effect of events occurring after 23 August 2006 on the share market prices, especially Banca Intesa share, are not immediately verifiable (see the Agreement).

Furthermore, the aims of these methods are twofold: individually, they check the reliability of the results of the main methods, while jointly they can help to identify suitable adjustments to the results arising from the application of the main methods.

5.1.1 The DDM

The DDM ("discounted dividend method") defines the fair value ("W") of a company based on the expected future dividends that the company will distribute to its shareholders, discounted to present value using a rate that reflects the particular risk level of equity requested by investors/shareholders for investments with similar risk peculiarities.

The method adopted requires that future dividends be estimated on an "analytical" basis over the time period covered by the financial projections of the two banks subject to the valuation, considering the assumed distributable dividends. In particular, the calculation of future dividends considered the effects arising from:

- the sale of the investments in Cariparma and FriulAdria and 193 branches of Banca Intesa. In particular, future dividends have been estimated for each year by applying the pay-out estimated by management to the forecast profits, net of the portion attributable to the investments and branches subject to sale;
- the expected cash flows arising from the prospected Eurizon transaction, considered as additional capital for SPIMI. The forecast profits have been adjusted for the effects of such cash flows and the estimated pay-out has been applied thereto to estimate future dividends;
- the surplus (or deficit) in the "core" tier 1 capital with respect to the minimum amount held adequate when calculating the dividend for the last period of "analytical" forecasts (Dn).

For the period subsequent to those covered by projection, the "terminal value" was calculated using the capitalisation of the "free cash flow for shareholders", which has been calculated on the basis of the following:

- the average expected 2007-09 profits, adequately normalised and adjusted to take into account the effect arising from the distribution of tier 1 capital surplus, calculated using interest market rates for short-term financial assets;
- the retained earnings, which should be used to ensure adequate gearing ratio.

The formula used is as follows:

$$W = \sum_{t=1}^{n} \frac{D_t}{(1+K_e)^t} + \frac{TV}{(1+K_e)^n} + AC$$

where:

D_t = dividend series estimated on the basis of the banks' financial projections;

Ke = cost of equity. Ke reflects the particular risk level of the banks subject to valuation. It has been measured using the CAPM (Capital Asset Pricing Model), considering the return on risk-free investments (risk-free rate) and a premium for the specific risk of the investment in the equity of such banks, expressed by multiplying the market risk premium by the specific beta coefficient of each bank;

AC = additional capital ie, the expected effects on cash flows of the consideration for the sale of Crédit Agricole, net of the related tax impact (Banca Intesa) and from the prospected listing of Eurizon and the tender offer for Fideuram, assuming 100% acceptance (SPIMI);

TV = terminal value (TV) estimated on the basis of the free cash flow for a shareholder in perpetuity, using the following formula:

$$TV = \frac{D_{n+1}}{(K_e - g)}$$

where:

D_{n+1} = "free cash flow for a shareholder in perpetuity";

g = long-term growth rate, ie, the ability of the free cash flow to grow in the long term used in the calculation of the terminal value.

5.1.2 The discounted earnings method

The discounted earnings method defines the fair value ("W") of a company's equity on the basis of its ability to independently generate future profits.

Under this model, the projected profit of a company should be estimated. In this case, the projected profit includes the forecast profits for the years normalised over the time period covered by the financial projections and the average-normal profit for a subsequent indefinite period. The profits of each year have been normalised in order:

- to eliminate or mitigate the effect of any extraordinary or non-recurring income items;
- to reflect the expected impacts of the extraordinary transactions described above for the calculation of the DDM distributable dividend.

This method provides for the discounting of expected profits at present value using an interest rate considered appropriate in relation to the particular risk of the investment considered.

The following formula has been applied:

$$W = \sum_{t=1}^{n} \frac{NE_t}{(1+K_e)^t} + \frac{TV}{(1+K_e)^n} + AC$$

where:

NE_t = analytical net earnings, adequately normalised, estimated for each year of the period covered by the analytical forecasts;

Ke = cost of equity, quantified using the CAPM approached described above;

AC = additional capital, ie, the expected effects of the transactions described above for DDM on cash flows;

TV = terminal value (TV), obtained by capitalising in perpetuity the expected average-normal profit, estimated as the average 2007-09 forecast profits increased by the growth rate, using the following formula:

$$TV = \frac{NE_{n+1}}{(K_e - g)}$$

where:

NE_{n+1} = expected average normal net earnings in perpetuity;

g = long-term growth rate.

5.1.3 The UEC method

This is a mixed asset- and income-based method with independent measurement of goodwill. It calculates the value of the economic capital of a company on the basis of the following:

- the Bank's adjusted equity;
- the value of the intangible asset attributable to deposits from customers ("goodwill");
- the goodwill adjustment calculated by discounting, over a period of "n" years, the expected excess return in relation to the sum of adjusted equity and the value of goodwill.

The fair value ("W") of a company's equity is calculated using the following formula:

$$W = K' + (NE - iK')a_{\overline{n}|i'} + AC$$

where:

K' = adjusted equity at 30 June 2006, including the value of goodwill;

NE = expected average normal net earnings;

i = interest rate considered adequate in relation to the type of investment, estimated using the above-mentioned CAPM approach;

i' = discount rate for the additional profit ("overprofit" or "underprofit") assumed to be equal to the risk-free rate;

n = number of years over which the amount of additional profit is discounted to present value;

AC = additional capital.

The adjusted equity has been calculated on the basis of the book value of equity at 30 June 2006, including the profit for the first half year, and the expected balance sheet impacts of the sale of investments and 193 branches (Banca Intesa) and of the prospected Eurizon transaction (SPIMI).

The application of this method requires that the intangible assets which may be independently traded to be estimated. It is normal practice when banks are being valued that deposits from customers (deposits, assets under management and administration) be independently measured. Funding reflects the bank's ability to attract funds and, therefore, its image, market share and customer relationships.

Funding has been measured by reference to the various consolidated items relating to deposits from customers and assets under management and administration at 30 June 2006, adjusted for the portion pertaining to minority interests. Furthermore, the amounts attributable to Cariparma, FriulAdria and the 193 branches have been separated from such consolidated adjusted figures. Fideuram's assets under management have been measured using a particular coefficient. Goodwill has been measured using multiplying coefficients in line with normal valuation practice.

The expected average-normal profit has been calculated based on the 2005 consolidated profit and 2006-09 consolidated profit forecasts. Such amounts have been normalised, as already described for the discounted earnings method.

5.1.4 The market multiples method

Under this method, the value of a company is calculated by reference to information gathered on the equity market about companies with characteristics similar to that under valuation.

This method is carried out through the following stages:

- identification of a sample of comparable listed banks. In this case, comparability has been assessed with particular reference to market capitalisation. Considering that Banca Intesa and SPIMI are two of the largest banks at an European level, a sample of 21 listed banks of Euroland, Switzerland and Great Britain has been selected;
- calculation of the multiples (usually, at least in banking terms, the market price to expected profit ratio and the market price to equity ratio), ie, ratios of the market prices to income and asset figures of relevant banks;
- application of such multiples to the relevant figures of the banks under valuation. In this case, the balance sheet and income statement figures have been adjusted for the effects of the Agreement (Banca Intesa) and the prospected Eurizon transaction (SPIMI).

5.1.5 The linear regression method

Under this method, the equity value is calculated using the statistical correlation between expected ROAE and the market price to the equity book value ratio ("P/BV")

Using this correlation, expressed using the linear regression method, the equity of a company can be estimated based on its expected profit (measured using the ROAE) and its assets (measured using its equity or book value of equity or "BV").

The application of such method requires:

- identification of a sample of comparable listed banks having a significant correlation between the P/BV ratio and expected ROAE;
- quantification of the parameters (angular coefficient and intercept) of the interpolation straight line, using the linear regression method;
- calculation of a company's equity based on the parameters identified as above and on the company's ROAE and equity book value.

5.1.6 *The market price method*

Under this method, a company's fair value is estimated based on the direct market prices recorded during a significant period of time ending close to the valuation date.

Since it is necessary to mitigate the effect of the short-term fluctuations typical of financial markets, it is normal practice to extend the analysis of market prices to various timing intervals.

5.1.7 *The equity reports method*

Under this method, the unit value of shares is estimated based on the average target prices indicated by financial analysts. The method is based on a selection of a significant sample of reports issued by analysts on the shares of the banks under valuation.

5.2 ***Treatment of the various share classes***

The merger provides for the exchange of ordinary and preferred shares of SPIMI for newly-issued shares of Banca Intesa. The board of directors of Banca Intesa calculated the exchange ratio on the following basis:

- SPIMI's preferred shares have been treated as ordinary shares in line with the provisions of the bank's by-laws for extraordinary transactions involving ordinary share capital;

- treasury shares held by the two banks have not been considered in the calculation of the share unit value;

- for the purposes of the calculation of the share unit value, the non-convertible savings shares of Banca Intesa have been measured taking into account market discounts, considering however the rights of such class of shares. In particular, the number of ordinary share equivalents has been calculated on the basis of the price spread recorded on the stock exchange market over the thirty trading days prior to 23 August 2006. Therefore, the number of shares taken into account is as follows:
  - Banca Intesa: 6,879,052,690;
  - SPIMI: 1,871,751,951.

6 Valuation problems encountered by the board of directors

The main valuation problems encountered related to:

- *use of the consolidated financial statements as the main reference for the calculation of the adjusted equity and expected profits.* This was necessary due to the complex structure of the groups headed by the banks involved in the merger. The problems emerged when adjusting the equities and profits due to the dissimilarity of minority interests in profits and equities of the various group companies and their variability over time;

- *existence of ordinary and savings shares.* Since there were differences between the market price of ordinary and savings shares, the calculation of the ordinary share unit value has meant that the number of ordinary share equivalents to the savings shares considered had to be determined;

- *changes in the Intesa and SPIMI group structures.* Following the sales of the investments in Cariparma and FriulAdria and 193 branches, problems have been encountered in calculating assets and expected profits and dividends. The financial projections have been adjusted to reflect the effect of such sales. Similarly, with respect to SPIMI, the prospected Eurizon transaction has led to adjustments to the figures used in the application of the various valuation methods. This was also necessary in order to use a consistent approach with that applied to Banca Intesa, especially in relation to the cash flows arising from the transaction.

- *use of forecast figures.* The valuation was based on the forecast figures derived from the financial projections. Such figures are, by their nature, of an uncertain nature.

7 Results of the valuation performed by the board of directors, approach to the assignment of Banca Intesa shares and share characteristics

7.1 Results of the valuation performed by the board of directors

The value of the economic capitals of Banca Intesa and SPIMI, the related share unit values and consequent share exchange ratios calculated by the Advisor on the basis of the valuation methods described above and adopted by the board of directors are as follows:

Valuation method		Banca Intesa		SPIMI		Exchange ratio
		100% fair value (€ billion)	Value per share (€)[1]	100% fair value (€ billion)	Value per share (€)[1]	No. of Intesa ordinary shares for each SPIMI share [2]
Main						
DDM		34.4	5.000	27.0	14.420	2.883
Discounted earnings		39.2	5.710	33.7	18.000	3.153
UEC		35.0	5.090	29.1	15.520	3.048
Linear regression	ROAE 07 P/BV	31.3	4.550	22.4	11.960	2.630
	ROAE 08 P/BV	31.6	4.590	25.1	13.390	2.918
Market multiples	P/E 2006	30.8	4.480	23.3	12.440	2.775
	P/E 2007	31.5	4.580	23.4	12.520	2.736
	P/E 2008	30.7	4.460	25.0	13.400	3.004
	P/BV 2006	36.7	5.340	31.5	16.820	3.149
	P/BV 2007	35.4	5.150	30.5	16.280	3.161
	P/BV 2008	34.1	4.960	29.9	15.980	3.225
Control						
Market price	Average 30 sessions		4.500		14.020	3.115
	Average 60 sessions		4.500		13.840	3.079
	Average 90 sessions		4.570		14.150	3.099
Equity report			5.170		15.700	3.038

[1] The value per share of the two banks has been calculated on the basis of equivalent ordinary shares

[2] SPIMI ordinary and preferred shares

As reported by the board of directors, the exchange ratios arising from the main valuation methods range between 2.630 and 3.225 with limited variability.

Indeed, the Report clarifies that the average and median of the results obtained are 2.971 and 3.004, respectively.

In addition, the board of directors showed that the exchange ratios arising from the control methods fall within the range mentioned above. As described in the Report, in order to identify an exchange ratio range with a lower lever of dispersion than the average and median, the board of directors of Banca Intesa held it adequate to eliminate the greatest and lowest figures of the above range, therefore selecting an exchange ratio ranging between 2.736 and 3.161, the relevance of which is confirmed by the results of the control methods.

In the light of the above and considering the strategic aspects of the Project and the share market prices over the thirty trading days prior to the announcement of the merger, the board of directors of Banca Intesa has identified, within the range set out above, the following ratio for the exchange of shares to be proposed to the Shareholders in the meeting for merger of SPIMI into Banca Intesa:

- **3.115 ordinary shares of Banca Intesa for each ordinary and preferred share of SPIMI.**

7.2 *Approach to the assignment of Banca Intesa shares and share characteristics*

In addition to the above, according to the Report:

- by executing the merger, the outstanding ordinary and preferred shares of SPIMI will be cancelled. The share capital of SPIMI amounted to €5,399,586,248 at 30 June 2006, comprising 1,590,672,318 ordinary shares and 284,184,018 preferred shares with a unit value of €2.88;

- at the same time, the Shareholders of the merged bank will be granted, on the basis of the share exchange ratio set out above, a maximum of 5,841,113,544 ordinary shares of Banca Intesa with a nominal value of €0.52 each. The share capital of Banca Intesa amounted to €3,613,001,196 at 30 June 2006, comprising 6,015,588,662 ordinary shares and 932,490,561 non-convertible savings shares with a nominal value of €0.52;

- there will be no cash settlements to the Shareholders of the two banks;

- the boards of directors or boards of statutory auditors of the two banks will be granted no special benefits;

- in calculating the maximum number of Banca Intesa ordinary shares to be assigned to SPIMI's shareholders, the 284,184,018 preferred shares of SPIMI have been taken into account, to which the same exchange ratio as that established for ordinary shares will be applied;

- the merger deed will state that one of SPIMI's shareholders waived its right to exchange the share fraction necessary to ensure the overall reconciliation of the merger;

- however, a service for the treatment of any share fractions, at market price, will be made available to the Shareholders of the new bank, without incurring any additional costs, duties or commissions;

- the newly-issued shares of the merging bank servicing the exchange, which will be listed in the same manner as the currently outstanding shares of Banca Intesa, will be made available to the shareholders of the merged bank using the specific methods of dematerialised shares deposited with Monte Titoli S.p.A., as of the first working day following the merger effective date under the Italian Civil Code. Such date will be made public through a specific press release on the merger published in at least one newspaper with nationwide circulation;

- the newly-issued ordinary shares of Banca Intesa will bear the same rights as those of the same class outstanding at the issue date; therefore such shares will have regular coupon detachment (on 1 January 2006).

8 Work done

8.1 Work done on the "documentation utilised" referred to in point 3

As already mentioned:

- REY audited the separate and consolidated financial statements of Banca Intesa as of and for the year ended 31 December 2005, while PWC audited the separate and consolidated financial statements of SPIMI at the same date;

- REY reviewed the consolidated interim financial statements of Banca Intesa as of and for the six months ended 30 June 2006 while PWC reviewed the consolidated interim financial statements of SPIMI at the same date;

- REY and PWC respectively reviewed the financial statements of Banca Intesa and SPIMI as of and for the six months ended 30 June 2006 prepared in accordance with article 2501-*quater* of the Italian Civil Code.

Furthermore:

- we obtained information from REY and PWC about with their audits of the separate and consolidated financial statements of Banca Intesa and SPIMI at 31 December 2005 and their reviews of the consolidated interim financial statements at 30 June 2006, respectively, and verified that there were no significant issues having an impact on the application of the valuation methods;

- we obtained information and verbal clarifications about the report on the financial due diligence assistance reviews reciprocally carried out on the respective separate and consolidated annual at 31 December 2005 and consolidate interim financial statements at 30 June 2006 by the two banks with the support of their auditors;

- we obtained the reports of REY and PWC on the financial statements of Banca Intesa and SPIMI as of and for the six months ended 30 June 2006, respectively, prepared in accordance with article 2501-*quater* of the Italian Civil Code;

- we obtained information and verbal clarifications about the legal due diligence assistance reviews carried out by the two banks;

- including through inquiries with the board of directors of Banca Intesa, we gathered information about any events that occurred after the reporting date of the consolidated interim financial statements (30 June 2006), the financial statements as of and for the six months ended 30 June 2006 prepared in accordance with article 2501-*quater* of the Italian Civil Code and after the announcement of the Project, that may have a material impact on the figures calculated for the purposes of the Report;

- we discussed the criteria used to prepare the 2006-09 financial forecasts of Banca Intesa and SPIMI with the relevant boards of directors, which were specifically produced by the respective planning divisions for the purpose of providing a comparable basis for analysing the potentials of the new bank, subject to the limitations and uncertainties related to any kind of forecast. Meanwhile, we also verified that the above forecasts had been prepared using a consistent basis while considering the specific characteristics of each bank;

- through discussions with the board of directors of Banca Intesa, we gathered information about any balance sheet and income statement impacts not included in the above-mentioned 2006-09 forecasts and expected from the prospected sale of the investments in Cariparma, FriulAdria and the 193 Banca Intesa branches to Crédit Agricole.

8.2 Work done on the valuation methods

Considering the nature of our engagement:

- we examined the merger project, the financial statements as of and for the six months ended 30 June 2006 prepared pursuant to article 2501-quater of the Italian Civil Code and the reports of Banca Intesa's and SPIMI's board of directors addressed to the relevant Shareholders in connection with their extraordinary meetings;

- we examined the reports of the Advisors;

- we examined Banca Intesa's and SPIMI's by-laws as well as the draft by-laws of the new bank;

- we checked that the reasons of the board of directors of Banca Intesa and its Advisor for the adoption of the valuation methods used in the calculation of the exchange ratio were complete and not inconsistent;

- we performed a critical analysis of the methods used by the board of directors of Banca Intesa and any elements useful to establish that such methods were adequate, in the specific circumstances, to calculated the economic values of the two banks involved;

- we checked whether the valuation methods were applied consistently, including by analysing the work papers prepared by the three Advisors;

- we performed a sensitivity analysis, including by comparing the various valuation methods used by the three Advisors of Banca Intesa's board of directors, in order to verify the extent to which the selected exchange ratio is affected by changes in the underlying assumptions and parameters;

- we checked whether the data used were consistent with the reference sources and, especially, the "documentation utilised";

- we analysed and discuss the overall work performed and related results with Banca Intesa's board of directors and the three Advisors;

- we discussed the work performed on the similar documentation for SPIMI with PWC;

- during the meetings with PWC, we discussed the valuation approach and methods adopted with Citigroup;

- we checked the accuracy of the calculations on which basis the exchange ratio was fixed by the board of directors and the Advisor;

- we obtained a representation letter signed by the legal representative of Banca Intesa, stating that, as of the date of this report, no events had occurred that would require adjustments to the data and content of the documentation analysed or to the valuations made by the board of directors for the calculation of the exchange ratio.

9 Comments on the suitability of the valuation methods and on the soundness of their results

With reference to this engagement, the decision-making process of Banca Intesa's board of directors mainly aimed at estimating the economic values of the individual banks involved in the Project by applying consistent criteria, so that it may fix the exchange ratio. Indeed, the ultimate aim of merger valuations is not the calculation of the absolute value of the economic capitals of companies involved, but the identification of comparable values useful for the calculation of the exchange ratio. Therefore, merger valuations are meaningful only in their relative aspects and cannot be used as estimates of the absolute values of the companies involved in transactions other than the merger with respect to which they have been carried out and, accordingly, cannot be used for any other purposes.

That being said, the main considerations, in terms of reasonableness and non-arbitrariness under these circumstances, on the valuation methods used are as follows:

- Banca Intesa's board of directors' choice to adopt a multiplicity of methods for the calculation of the exchange ratio is actually reasonable and not arbitrary, also taking into account normal market practice and the characteristics of the transaction. These methods consisted in (i) the "DDM", (ii) the "discounted earnings method", (iii) the "UEC method", (iv) the "multiple market method" and (v) the "linear regression method". Moreover, the report prepared by the board of directors on the merger in question gives a complete view of the peculiarities of the various methods used and the approach to their implementation;

- the valuation methods adopted by the Advisor and the board of directors are those generally accepted at both national and international level and are widely accepted by financial and corporate theories dealing with valuations of banks operating in the same sector;

- in valuating the banks involved in the merger, the board of directors of Banca Intesa adopted criteria based on the principle of consistent valuation and their results are not only comparable for the purpose of fixing the exchange ratio but also capture the particular characteristics of each bank;

- the adoption of a multiplicity of methods by Banca Intesa and its Advisor has enabled them to obtain a considerable analysis coverage, leading to the identification of a range of exchange ratios that have been also confirmed by the analyses carried out by GBL and ML;

- the equal importance given to the main methods used by the Advisor and the board of directors in the identification of a range of reference values meant that the prioritisation of the criteria was not necessary;

- the board of directors of Banca Intesa fixed the exchange ratio to be subject to the Shareholders' approval, identifying it within the above-mentioned range. Taking into account the strategic aspects of the Project, the board of directors decided to fix an amount that is in the upper half of the range, also based on the results of the control methods, especially with reference to the average market prices recorded in the thirty trading days prior to the announcement of the transaction involving the shares of Banca Intesa and SPIMI;

- making reference to stock market prices is reasonable for companies with a high level of market capitalisation, large and widespread float and a high level of trading volumes, as is the case of Banca Intesa and SPIMI. Furthermore, the Advisor and Financial Advisors appreciated and confirmed the soundness of the exchange ratios arising for the average stock market prices in their respective reports. The decision of Banca Intesa's board of directors to use the mathematical average of the stock market prices in the period prior to 23 August 2006, when the first rumours about the Projects commenced to spread, seems to be appropriate;

- the valuations have been made on a stand-alone basis, ie, regardless of any synergies that may arise from the prospected combination of the operating activities of the two banks. The use of analytical methods, based on projections specifically made by the boards of directors of the two banks over a long time period for the purpose of providing a basis for comparison is justified since it provided the opportunity to identify the medium-term effects of the stand-alone growth of the two banks;

- for the purposes of their verification of any impacts of any subsequent events occurred after the Project was announced, especially with reference to the transactions covered by the Agreement and the prospected Eurizon transaction, on their calculation of the exchange ratio, the board of directors of Banca Intesa has:

  - obtained a fairness opinion on the transactions carried out with Crédit Agricole, which confirms that the agreed consideration was reasonable;

  - reflected the balance sheet and income statement items that may be related to the prospected transactions (Agreement and prospected Eurizon transaction) in the application of its valuation methods;

- the sample of comparable companies and the multipliers adopted in the application of the multiple market methods have been reasonably identified. We especially agree on the decision to use a sample that included the European leading banks, in relation to the size and the competitive market of the new bank;

- the board of directors of Banca Intesa used adjusting criteria to fix the exchange ratio taking into account the various classes of shares of Banca Intesa that are in line with relevant practice;

- the consideration of the board of directors about the substantial immateriality for the purposes of fixing the exchange ratio of any effects arising from the existing stock option plans is, in this case, reasonable, considering that any such effects would not be significant.

10 Particular limitations and significant issues identified during our work

The main difficulties and limitations encountered in performing this engagement are as follows:

- the board of directors and its Advisor adopted analytical valuation methods to fix the exchange ratio. The application of these methods entails making reference to historical profit figures as well as using financial forecasts and projections that are, by their nature, of an uncertain nature, subject to significant changes in the scenario and susceptible to variations in the reference market and the macroeconomic scenario, especially in the banking sector.

- although stock market prices reflect the actual values expressed by the market, they are nevertheless subject to (significant) fluctuations deriving from the volatility of the markets. However, the effect of any fluctuations in stock market prices should be contained by the use of average market prices for both banking groups.

- given the complex structure of the two groups, a number of problems emerged from the use of the consolidated financial statements when adjusting equities and profits, due to the dissimilarity of minority interests in profits and equities of the various subsidiaries and their variability over time;

- due to the sale of the investments in Cariparma and FriulAdria and the 193 branches for Banca Intesa and the prospected Eurizon transaction for SPIMI, which are extraordinary transactions that will follow the implementation of the process for the set-up of the new bank, the recalculation of expected profits and dividends is difficult. Despite the fact that it is assumed that those transactions yet to take place will happen for the purposes of the Project, the related valuation methods are such as not to be influenced for the purposes of the exchange ratio fixing;

- except for the transactions covered by the Agreement and the prospected Eurizon transaction, the 2007-09 financial projections prepared by Banca Intesa and SPIMI do not consider the significant extraordinary transactions carried out by the two banks and being carried out after the board of directors' meeting of 12 October 2006. Considering the prospected acquisition of Bank of Alexandria (S.A.E.) by SPIMI and in line with normal practice for subsequent events, we analysed the related supporting documentation and discussed with Banca Intesa management the lack of any impacts of such transactions on the exchange ratio valuations made by the board of directors of Banca Intesa.

Lastly, without prejudice to the reasonableness and non-arbitrariness of the valuation methods adopted, we note that, in their Report, the board of directors fixed the exchange ratio to be subject to the approval of the Shareholders of Banca Intesa at 3.115 ordinary shares of Banca Intesa for each ordinary or preferred share of SPIMI, thus choosing one of the figures in the upper half of the range resulting from the application of the main valuation methods, "*considering the strategic aspects of the transaction and the market prices over the thirty trading days prior to the announcement of the transaction*".

The above issues have been taken into account for the purposes of the preparation of this report on the suitability, in terms of reasonableness and non-arbitrariness, of the share exchange ratio.

11 Conclusions

Based on the documentation examined and the procedures listed above, and taking into account the nature and scope of our work, as disclosed in this report, we believe that the valuation methods adopted by the board of directors of Banca Intesa, including on the basis of the recommendations of its Advisors, are adequate as they are, in the circumstances, reasonable and not arbitrary. Moreover, we believe that such methods have been applied correctly for the purposes of fixing the share exchange ratio, included in the Project, **at 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary or preferred share of SPIMI.**

Milan, 26 October 2006

KPMG S.p.A.

(signed on the original)

Piero Bianco
Director of Audit

PLAN FOR THE MERGER OF SANPAOLO IMI S.P.A. WITH AND INTO BANCA INTESA S.P.A.

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

This is an English translation of the original Italian document. The original version in Italian takes precedence.

PLAN FOR THE MERGER OF SANPAOLO IMI S.P.A. WITH AND INTO BANCA INTESA S.P.A.

The Boards of Directors of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. considering that:

- an agreement for the integration of the respective banking groups has been reached which will result in the creation of a significant player in Italy and Europe;
- this integration shall create significant synergies and important rationalisation, and may result in economies of scope in business areas in which the specialisation of product offerings and product innovation are particularly important;
- the rationalisation and formation of the new banking group resulting from the integration also include a transaction with Crédit Agricole S.A. pertaining to, among other issues, the sale to the latter of the entire equity stake held by Banca Intesa S.p.A. in Cassa di Risparmio di Parma e Piacenza S.p.A. and in Banca Popolare FriulAdria S.p.A., as well as the sale of an additional 193 branches of Banca Intesa S.p.A.;
- the following are the key terms of the integration:

1. Eurizon
   The listing process of Eurizon Financial Group S.p.A. shall be finalized by the end of 2007 while maintaining the current scope and, if possible and appropriate, the programme as defined, except for further enhancements of the scope of activities due to the reorganisation following the merger between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A..

2. Organizational model
   2.1. Parent Company
   Central operations and governance operations shall be equally distributed between Milan and Turin, taking into account the strategic and operational importance of such operations.

   2.2. Banca dei Territori Business Unit and Corporate and Investment Banking Business Unit
   The main office of the Banca dei Territori Business Unit shall be in Turin and shall coordinate and supervise the activities of the New Group in the following segments: Retail, Private and SMEs with appropriate size thresholds; the main office of the Corporate and Investment Banking Business Unit shall be in Milan and shall coordinate and supervise powers over the activities of the New Group in the following segments: Middle and Large Corporate, Financial Institutions and concerning all product segments of Investment Banking and Merchant Banking.

   2.3. Banche dei Territori
   Cassa di Risparmio di Padova e Rovigo S.p.A. (Cariparo), Cassa di Risparmio in Bologna S.p.A. (Carisbo), Banco di Napoli S.p.A. and Friulcassa S.p.A. shall act as reference banks respectively for the Italian regions of Veneto (with the integration of Cassa di Risparmio di Venezia S.p.A.), Emilia, the four Regions in Southern Italy (Campania, Basilicata, Puglia and Calabria) and the Italian region of Friuli Venezia Giulia, with a predominant brand and the expansion of the distribution network through the assignment of all the branches of the New Group which operate in the respective territorial areas.

The corporate governance bodies of the Banche dei Territori shall have an appropriate number of local representatives.

2.4. Consumer credit
Enhancement of the Neos platform, maintaining the relevant office in Bologna.

2.5. Centre of Excellence in the import-export activities
Enhancement of the widespread entrepreneurship and vocation for the export activity typical of North-eastern Italy, by establishing a centre of excellence for services connected to the import-export activity in Padua (consolidating the existing platform).

2.6. Private Equity
Development and enhancement of Private Equity activities in Bologna.

3. IT system
The competences and employment levels in the technological centre in Moncalieri will be enhanced and safeguarded.

have prepared the following merger plan pursuant to art. 2501-*ter* of the Italian Civil Code.

1. COMPANIES INVOLVED IN THE MERGER

Surviving company

BANCA INTESA S.p.A.

- Registered office in Milano, Piazza Paolo Ferrari, 10
- Share capital 3,613,001,195.96 euro, fully paid-in, divided into 6,948,079,223 shares with a nominal value of 0.52 euro each, of which 6,015,588,662 ordinary shares and 932,490,561 saving shares
- Milan Company Register and Fiscal Code 00799960158
- VAT Code 10810700152
- Company registered in the National Register of Banks under no. 5361
- Parent Company of "Gruppo Intesa", included in the National Register of Banking Groups
- Company member of the National Interbank Deposit Guarantee Fund and the National Guarantee Fund.

Company to be merged

SANPAOLO IMI S.p.A.

- Registered office in Torino, Piazza San Carlo, 156
- Share capital 5,400,089,095.68 euro, fully paid-in, divided into 1,875,030,936 shares with a nominal value of 2.88 euro each, of which 1,590,846,918 ordinary shares and 284,184,018 preference shares.
  The share capital may increase by a maximum of 362,592.00 euro, as a result of the exercise, prior to the effectiveness of the Merger, of stock options for the subscription of 125,900 ordinary shares by the employees of the Group which were assigned in connection with their stock option plans
- Torino Company Register, Fiscal Code and VAT Code 06210280019
- Company registered in the National Register of Banks under no. 5084

- Parent Company of "Gruppo bancario Sanpaolo IMI", included in the National Register of Banking Groups
- Company member of the National Interbank Deposit Guarantee Fund and the National Guarantee Fund.

2. ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

In connection with the merger, the Surviving company shall increase its share capital by a maximum nominal amount of 3,037,379,042.88 euro through the issuance of up to a maximum of 5,841,113,544 ordinary shares with a nominal value of 0.52 euro each, applying the exchange ratio and the conditions of assignment of the shares set forth in paragraphs 3 and 4 below.

As a consequence of the merger, the Extraordinary Shareholders' Meeting of Banca Intesa S.p.A., called to approve this merger plan, shall also be called to resolve upon a share capital increase up to a maximum amount of 15,835,003.08 euro through the issuance of a maximum of 30,451,929 ordinary shares with a nominal value of 0.52 euro each, in order to service the existing stock option plans of the Company to be merged, to the extent such stock option plans are still effective.

In addition, the Extraordinary Shareholders' Meeting of Banca Intesa S.p.A., which is called to approve the merger, shall also resolve upon the approval of a new text of the Articles of Association, in the form attached hereto as attachment A, which includes, among other provisions, the adoption of a new corporate name, the transfer of the registered office to Turin, as well as the adoption of a dual corporate governance system, in accordance with article 2409-*octies* and subsequent provisions of the Italian Civil Code.

Immediately following the approval of the merger plan, Banca Intesa's Ordinary Shareholders' Meeting shall appoint, pursuant to and in compliance with the provisions of art. 34 of its new Articles of Association, 19 members of the Supervisory Board of the Surviving company. Both the resolution for the adoption of the amended Articles of Association and the appointment of the members of the Supervisory Board shall be effective from the date on which the merger becomes effective, without prejudice to the immediate effects of the aforementioned art. 34 of the new Articles of Association. When the merger becomes legally effective, the Ordinary Shareholders' Meeting of the Surviving company shall appoint 2 other members of the Supervisory Board, in order to ensure an adequate representation of minority shareholders, including those of Sanpaolo IMI S.p.A.

3. EXCHANGE RATIO

The exchange ratio is the following:

- 3.115 newly-issued ordinary shares of the Surviving company with a nominal value of 0.52 euro each for each ordinary or preference share of Sanpaolo IMI S.p.A. with a nominal value of 2.88 euro each.

No adjustment payments will be made in cash.

4. ASSIGNMENT OF THE SHARES OF THE SURVIVING COMPANY ALLOCATED TO SHAREHOLDERS OF SANPAOLO IMI S.P.A. IN EXCHANGE FOR SANPAOLO IMI S.P.A. SHARES

Following the completion of the merger, the Surviving company shall:

- issue up to a maximum of 5,841,113,544 ordinary shares with a nominal value of 0.52 euro to be assigned to the shareholders of ordinary and preference shares of the Company to be merged, in accordance with the exchange ratio set forth above;
- cancel without consideration any ordinary shares of Sanpaolo IMI S.p.A. held by Banca Intesa S.p.A., and any treasury shares of Sanpaolo IMI S.p.A

In connection with the determination of the maximum number of the Surviving company's shares to be assigned to the shareholders of Sanpaolo IMI S.p.A., the 284,184,018 preference shares of Sanpaolo IMI S.p.A. have also been taken into account on the basis of the same exchange ratio as that used for the ordinary shares.

The deed of merger shall include the waiver by one or more Sanpaolo IMI S.p.A. shareholders to the exchange of the fractions of shares necessary to ensure the overall balancing of the transaction.

In any case, a service will be available for the treatment of any fractions of shares at market prices and without further expenses or charges relating to stamp duties or commissions for the benefit of shareholders of the Company to be merged.

The shares of the Surviving company which will be newly issued in connection with the exchange shall be listed at the same terms as the shares of Banca Intesa S.p.A. currently outstanding, and shall be available to the shareholders of the Company to be merged in accordance with the conditions typically applicable to dematerialised shares subject to the centralised management of Monte Titoli S.p.A., starting from the first business day after the effective date of the merger. The notice to be published regarding the merger shall include such date and shall be published in at least one national daily newspaper.

5. DATE FROM WHICH SHARES OF THE SURVIVING COMPANY ISSUED IN EXCHANGE FOR SANPAOLO IMI SHARES SHALL PARTICIPATE IN THE DISTRIBUTION OF NET INCOME

The shares of the Surviving company issued in exchange for Sanpaolo IMI S.p.A. shares will have ordinary rights.

6. EFFECTIVE DATE OF THE MERGER

The merger becomes effective *vis-à-vis* third parties, pursuant to art. 2504-*bis*, par. 2, of the Italian Civil Code, from the later of the date of the registration of the deed of merger and the date set forth in the deed of merger but, in any event, no earlier than January 1st, 2007.

With reference to the provisions of art. 2501-*ter*, par. 1, No. 6, of the Italian Civil Code, any transactions carried out by the Company to be merged shall be recorded in the financial statements of the Surviving company starting as of January 1st, 2007.

The merger shall become effective from a tax perspective as of the same date.

7. TREATMENT WHICH MAY BE RESERVED TO SPECIAL CATEGORIES OF SHAREHOLDERS AND HOLDERS OF SECURITIES OTHER THAN SHARES

Neither Banca Intesa S.p.A., nor Sanpaolo IMI S.p.A. have issued securities, other than shares, which shall receive special treatment in connection with the merger.

Likewise, no class of shareholders will be receiving special treatment in connection with the merger.

With reference to the American Depositary Receipts of Sanpaolo IMI S.p.A. shares ("Sanpaolo IMI ADRs"), listed on the New York Stock Exchange, the exchange of Sanpaolo IMI S.p.A. shares shall also involve the exchange of the shares represented by the Sanpaolo IMI ADRs. Accordingly, the Sanpaolo IMI ADRs shall be substituted and updated by the depositary bank without any interruption with ADRs relating to the Surviving company.

8. PARTICULAR ADVANTAGES FOR THE MANAGEMENT OF THE COMPANIES INVOLVED IN THE MERGER

The directors of the companies involved in the merger will not be granted any particular advantages.

9. INFORMATION

In addition to the documentation requested by art. 2501-*septies* of the Italian Civil Code, according to art. 70, par. 4, of the CONSOB Regulation approved with resolution No. 11971 dated May 14th, 1999, and subsequent amendments and integrations, the Informational Document ("Documento Informativo") shall be promptly filed and publicly disseminated.

° ° °

Any information provided herein does not prejudice any modifications, integrations and even numerical updates of this plan and of the attached Articles of Association of the Surviving company which are permitted by applicable law or which may be required by the supervisory authority or in connection with the registration in the Company Register.

Milan, October 12th 2006

Banca Intesa S.p.A.
The Chairman

Giovanni Bazoli

Turin, October 12th 2006

Sanpaolo IMI S.p.A.
The Chairman

Enrico Salza

ATTACHMENT A) TO THE PLAN FOR THE MERGER OF SANPAOLO IMI S.P.A. WITH AND INTO BANCA INTESA S.P.A.

Articles of Association of the Surviving Company

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

This is an English translation of the original Italian document. The original version in Italian takes precedence.

ARTICLES OF ASSOCIATION

CONTENTS

TITLE I

CONSTITUTION, NAME, REGISTERED OFFICE, DURATION

Article 1. Name.

1.1.- The Company is incorporated under the name "Intesa Sanpaolo S.p.A." without any restriction in the form of graphic presentation. In the use of brands and logos of the Company and the Group, the words that compose the name of the Company may be combined in a different manner. The Company can use, as brands and logos, brands and names used by itself and/or by the companies it has incorporated.

1.2.- The Company is a Bank according to the terms of Legislative Decree No. 385 dated 1st September 1993.

Article 2. Registered office.

2.1.- The Company has its registered office in Turin and a secondary registered office in Milan. Central operations are divided between Milan and Turin, provided, however, that in any case "Administration, Financial statements, Tax", "Internal Audit" and "General Secretariat" shall be in Turin.

2.2.- Subject to the obtainment of authorisations provided for by laws and regulations applicable from time to time; the Company may both establish and wind up secondary registered offices, branches and representative offices in Italy and abroad.

Article 3. Duration.

The duration of the Company shall be until 31st December 2100 and may be extended.

TITLE II

CORPORATE PURPOSE

Article 4. Corporate purpose.

4.1.- The purpose of the Company is the deposit-taking and the carrying out of all forms of lending activities, both directly and through its subsidiaries. The Company may, in compliance with laws and regulations applicable from time to time and subject to the obtaining of the required authorisations, directly and also through its subsidiaries, provide all banking and financial services, including the establishment and management of open-end and closed-end pension schemes as well as carry out any other transactions that are instrumental for, or related to, the achievement of its corporate purpose.

4.2.- As Parent Company of "Intesa Sanpaolo" banking group, pursuant to Art. 61 of Legislative Decree No. 385 dated 1st September 1993, the Company issues, in connection with its management and coordination capacity, instructions to the companies of the Group, including with respect to the implementation of the instructions of the Supervisory Authorities in the interest of the Group's stability.

4.3.- The Company exercises the functions of Parent Company of the financial conglomerate, pursuant to Art. 3 of Legislative Decree No. 142 dated 30th May 2005.

TITLE III

CAPITAL AND SHARES

Article 5. Share capital.

5.1.- The Company's subscribed and paid-in share capital amounts to [•][1] euro, represented by [•][2] shares with a nominal value of 0.52 euro each, comprising [•] ordinary shares and 932,490,561 non-convertible saving shares.

5.2.- The Extraordinary Shareholders' Meeting held on [•] 2006[3] resolved to increase the share capital by up to a maximum amount of 15,835,003.08 euro by issuing up to a

[1] The amount of capital will be known upon completion of the merger.
[2] The number of shares will be known upon completion of the merger.

maximum of 30,451,929 ordinary shares reserved to the employees of the incorporated company Sanpaolo IMI S.p.A. and its subsidiaries included in the stock option plans approved by the Board of Directors of Sanpaolo IMI S.p.A. on 17th December 2002 and on 14th November 2005.

Article 6. Shareholder domicile.

The domicile of each Shareholder, for the purposes of their relations with the Company, is the address recorded in the Shareholders' Register.

TITLE IV

SHAREHOLDERS' MEETING

Article 7. Shareholders' Meeting.

7.1.- The Shareholders' Meeting, called and established in accordance with the Articles of Association, is deemed to represent all Shareholders. Resolutions passed in accordance with the law and the Articles of Association, are binding on all Shareholders, irrespective of their attendance or agreement.

7.2.- The ordinary or extraordinary Shareholder Meeting shall be governed by law.

7.3.- The Ordinary Shareholders' Meeting shall:
1) appoint, determine the number of, and revoke the members of the Supervisory Board, determine their remuneration and elect the Chairman and two Deputy Chairmen, according to provisions of article 23 below;
2) resolve upon the responsibilities of the members of the Supervisory Board and, pursuant to articles 2393 and art. 2409 - *decies* of the Italian Civil Code, also upon the responsibilities of the members of the Management Board, without prejudice to the concurrent competence of the Supervisory Board pursuant to article 25.1, letter d);
3) resolve upon the distribution of net income;
4) appoint and revoke the independent auditors;
5) approve the financial statements in case they are not approved by the Supervisory Board;
6) resolve upon the other matters assigned to it by law or the Articles of Association.

---

[3] The date will be the date of the shareholder meeting approving the merger.

7.4.- The Extraordinary Shareholders' Meeting shall resolve upon the amendments of the Articles of Association, on the appointment, revocation, substitution and powers of liquidators and on any other matter assigned to it by law.

Article 8. Convocation.

8.1.- The Shareholders' Meeting is called by the Management Board whenever it is deemed appropriate or, according to the provisions of article 2367 of the Italian Civil Code, upon request by Shareholders representing at least one twentieth of share capital.
The Ordinary Shareholders' Meeting must be called at least once a year, no later than a hundred and twenty days after the end of the financial year. Whenever a shareholders' meeting is required by law, the Shareholders' Meeting may be called no later than a hundred and eighty days after the end of the financial year. In this case the Management Board shall describe the reasons of such postponement in the report required by article 2428 of the Italian Civil Code.

8.2.- Without prejudice to other provisions of law setting forth the powers to convene, a Shareholders' Meeting can also be called by the Supervisory Board or by at least two of its members, pursuant to article 151-*bis* of Legislative Decree No. 58 dated 24th February 1998.

8.3.- The Shareholders' Meeting is called at the registered office of the Company or in another location in the municipality where the Company has its registered office by notice stating date, the time and the place of the meeting on first and second call and the agenda of the meeting. Such notice shall be published within the terms provided for by laws and regulations applicable from time to time in the daily newspaper "Il Sole 24 Ore" and the Official Gazette of the Republic of Italy.

8.4.- The convocation notice may also provide for the Extraordinary Shareholders' Meeting to be convened on third call.

8.5.- Shareholders who, separately or jointly, represent at least one fortieth of the share capital may request, within five days of the publication of the convocation notice, additions to the agenda of the meeting, specifying the request of additional items they propose, with the exclusion of matters on which the Shareholders' Meeting must resolve on proposal put forward by the Management Board or on the basis of a report or a plan prepared by the Management Board. Notices with respect to the additions to the agenda as a result of such requests shall be given in the forms required for the publication of the convocation notice.

Article 9. Right to attend and vote in the Shareholders' Meeting.

9.1.- Shareholders with the right to vote may attend the Shareholders' Meeting provided a notice by the authorised intermediary certifying their voting right is given to the Company within the time envisaged for the commencement of the Shareholders' Meeting on first call.

9.2.- Each ordinary share confers the right to cast one vote.

9.3.- Shareholders may be represented by proxy subject to restrictions established by law.

Article 10. Chair and conduct of the Meeting. Secretary.

10.1.- The Shareholders' Meeting is chaired by the Chairman of the Supervisory Board or, in case of his/her absence or impediment, by the longest-serving Deputy Chairman of the Supervisory Board, intended as the Deputy Chairman with the longest uninterrupted service or, in the case of equal term of service, by the eldest Deputy Chairman, or in the case of his/her absence or impediment, by the other Deputy Chairman. If all of the above are absent or impeded, the Shareholders' Meeting is chaired by the Chairman of the Management Board or, in case of his/her absence or impediment, by the longest-serving Deputy Chairman of the Management Board as described above or, in case of his/her absence or impediment, by the other Deputy Chairman, if appointed; if also the latter is absent or impeded, the Shareholders' Meeting shall be chaired by another person designated by the Shareholders attending the meeting.

10.2.- The Chairman of the Shareholders' Meeting shall verify that the meeting has been validly convened and shall ascertain the right of the Shareholders to attend the meeting and vote. The Chairman of the Shareholders' Meeting shall further verify the validity of the proxy, shall preside over the discussions, and shall determine the voting procedures and announce the relevant results.

10.3.- The Chairman shall be assisted by a Secretary, being the Secretary of the Management Board or, in case of his/her absence or impediment, the person appointed by the Shareholders attending the Meeting if the minutes do not have to be drafted by a notary public. The Chairman may also appoint, as the case may be, specific individuals chosen among the persons attending the Meeting.

10.4.- If the debate concerning matters on the agenda of the meeting is not terminated on the day of the meeting, the Shareholders' Meeting may continue on the following business day.

Article 11. Validity of resolutions.

Subject to the requirements set forth in article 23 for the appointment of the Supervisory Board, the validity of the constitution of both the Ordinary and Extraordinary Shareholders' Meeting is governed by law, on both the first and second call and concerning the Extraordinary Shareholders Meeting, on the third call, as well as the validity of the related resolutions.

TITLE V

CORPORATE GOVERNANCE SYSTEM

Article 12. Corporate governance system.

The Company adopts the dual corporate governance system pursuant to articles 2409-*octies* and following of the Italian Civil Code.

SECTION ONE — MANAGEMENT BOARD

Article 13. Management Board.

13.1.- Composition.
The management of the Company is exercised by the Management Board, composed of a minimum of 7 (seven) and a maximum of 11 (eleven) members, including non shareholders, appointed by the Supervisory Board, which determines their number at the time of appointment.

13.2.- Requirements and incompatibilities.
Individuals who are either ineligible or disqualified from office pursuant to article 2382 of the Italian Civil Code may not be appointed as members of the Management Board. The same limitations apply to individuals who do not meet the integrity, professional and independence requirements required by applicable law and regulations. At least one of the members of the Management Board must meet the independence requirements provided for by article 148, paragraph 3, of Legislative Decree No. 58 dated 24th February 1998.

Save for a specific approval *ad personam* by the Supervisory Board with the favourable vote of the majority plus two of its members and after the favourable and unanimous opinion of the Nomination Committee, individuals may not be appointed as members of the Management Board and, if they are appointed, they shall be disqualified from office, who

are or become members of management, direction or control bodies or employees of competitor groups, or other banks or parent companies or subsidiaries of banks, except for industries associations or companies belonging to the Group or in which the Company owns shares.

Individuals who have exceeded the limit of four offices in the management, direction or control of other listed companies or parent companies or subsidiaries of listed companies (up to a maximum of four offices within one group shall be considered as one office; if such limit is exceeded, they shall be considered as two offices) may not be appointed as members of the Management Board and, if they are appointed, they shall be disqualified from office. The foregoing shall be without prejudice to the provisions of applicable laws and regulations relating to ineligibility and disqualification from office, as well as the limits to the number of offices held, where more restrictive.
Members of the Supervisory Board may not be appointed as members of the Management Board for the entire term of their office.

13.3.- Duration.
The Management Board members shall remain in office for a maximum period of three financial years determined by the Supervisory Board and may be re-appointed. Their term of office shall expire, without prejudice to the provisions of article 13.8, on the date of the meeting of the Supervisory Board called to approve the financial statements relating to the last year of their office.

13.4.- Integration.
In the event that the number of members of the Management Board is lower than the maximum number, the Supervisory Board may at any time increase such number. The term of office of the newly appointed members expires together with the term of the members on office at the time of their appointment.

13.5.- Substitutions.
If one or more members of the Management Board leaves service, the Supervisory Board shall substitute them without delay. The term of office of the newly appointed members expires simultaneously with the term of the members in office at the time of their appointment.

13.6.- Revocation.
The members of the Management Board may be revoked by the Supervisory Board at any time, without prejudice to their right to be indemnified if the revocation occurs without just cause.

13.7.- Simul stabunt simul cadent.
If, for whatever reason, the majority of the members originally appointed by the Supervisory Board leave service, the entire Management Board must be considered

replaced from the date on which the newly appointed members take service. The term of office of the newly appointed members shall expire on the date on which the office of the replaced Management Board would have expired.

13.8.- Termination.
The termination of the Management Board due to the expiry of the term of office shall become effective starting from the date of its appointment by the Supervisory Board. In the event of the resignation of part of the members of the Management Board, the provisions of article 2385 of the Italian Civil Code shall apply.

13.9.- Appointment of the Chairman and Deputy Chairmen of the Management Board. Secretary.
The Supervisory Board, on the basis of the proposal submitted by the Nomination Committee provided for by article 25.4 below, shall appoint the Chairman and one or two Deputy Chairmen of the Management Board.
The Management Board may appoint a Secretary who must not necessarily be a member of such Board.

Article 14. Remuneration of the Management Board.

Members of the Management Board are entitled, in addition to reimbursement of expenses incurred in connection with the office held by them, to a remuneration which shall be determined by the Supervisory Board, after consultation with the Remuneration Committee provided for by article 25.4 below.

Article 15. Remuneration of members of the Management Board who are appointed to particular positions.

The remuneration of the members of the Management Board who are vested with particular offices, tasks or powers of attorney, or are appointed as members of Committees or Commissions provided for by the Company's Articles of Association, shall be determined pursuant to article 25.1, letter a) of the Company's Articles of Association.

Article 16. Meetings and resolutions of the Management Board.

16.1.- Place and convocation.
The Management Board generally meets alternatively in Turin at the registered office and in Milan at the secondary office of the Company. In exceptional circumstances, it may meet in another location on Italian territory. Meetings must take place at least once a month and

whenever the Chairman of the Management Board deems it necessary or when a written request is made by the Managing Director or by at least two members of the Management Board; the Management Board may be summoned in other cases required by law.

After notification to the Chairman, the Management Board may also be summoned by the Supervisory Board or by its individual members, pursuant to article 151-*bis* of Legislative Decree No. 58 dated 24th February 1998.

16.2.- Convocation notice.
The Management Board is summoned by notice which shall include the agenda of the meeting. The notice shall be sent by any means appropriate to provide evidence of receipt to each member of the Management Board and the Supervisory Board at least four days before the date of the meeting or, in case of urgency, at least twenty-four hours in advance by any appropriate means. The notice may also state the places from which members may participate by means of remote connection systems as provided for by article 16.3 below.

16.3.- Meetings.
Meetings of the Management Board may be validly held through remote connection systems, provided that the identity of those present can be verified and that those attending the meeting are allowed to follow the discussion and intervene in real time with regard to the matters on the agenda as well as view, receive and transmit documents. However, at least the Chairman and the Secretary must be present in the location where the Management Board meeting has been called and the meeting of the Board shall be considered held in such place.

16.4.- Validity and majority.
The resolutions of the Management Board are validly adopted when the majority of its members in office attends the meeting. Without prejudice to provisions contained in article 16.5 below, resolutions are adopted with the favourable vote of the absolute majority of the attending members; in case of dead-lock, the Chairman of the meeting shall have the casting vote.

16.5.- Resolutions with qualified majorities.
Resolutions concerning the following matters shall be validly adopted with the favourable vote of the majority of Management Board members in office:
- the appointment, revocation as well as the grant, amendment or revocation of powers of the Managing Director;
- the appointment, revocation and determination of the functions, competences and remunerations of General Managers as set forth in article 27 of the Articles of Association;
- the appointment and revocation, further to the mandatory opinion of the Supervisory Board, of the Manager in charge of drafting the Company's financial reports provided

for by article 154-*bis* of Legislative Decree No. 58 dated 24th February 1998, and determination of the relevant means, powers and remuneration.
- the appointment to particular offices or grant specific powers of attorney to one or more Board members and determination of the relevant powers.

16.6.- Minutes and copies.
The minutes of the resolutions of the Management Board are prepared and recorded in the register of the minutes under the care of the Secretary and must be signed by the Chairman of the meeting and the Secretary. A copy of the minutes of the meetings of the Management Board is transmitted without delay to the Chairman of the Supervisory Board.
Copies and extracts of the minutes, when not taken by a notary public, are certified by the declaration of conformity signed by the Chairman and the Secretary.

Article 17. Powers of the Management Board.

17.1.- Management of the Company.
The Management Board is in charge of the management of the company in compliance with the general strategic guidelines approved by the Supervisory Board. For this purpose, it takes all required actions, which it deems useful or appropriate to achieve the corporate purpose, relating to both the ordinary and extraordinary administration, including the ability to release or reduce mortgages also against partial payment of the relevant secured obligations.

17.2.- Competences which must not be delegated.
Save for powers and attributes of the Supervisory Board provided for by article 25.1 below, in addition to the responsibilities that cannot be delegated according to the law, the Management Board shall have the exclusive responsibility for the following decisions:
a) the determination of proposals concerning the general strategic guidelines of the Company and the Group to be submitted to the Supervisory Board, as well as the preparation of business and/or financial plans as well as the budgets of the Company and the Group to be submitted to the approval of the Supervisory Board pursuant to article 2409-*terdecies* and article 25.1, lett. l) of the Articles of Association;
b) the policy for the management of risks and internal audit;
c) the appointment and revocation of the Managing Director, and the delegation, modification or revocation of the relevant powers;
d) the appointment to particular offices or the grant of particular powers of attorney to one or more members of the Management Board and the determination of the relevant powers;
e) the appointment and revocation of one or more General Managers, as provided for by Article 27 of the Articles of Association, and determination of the relevant powers and compensation;
f) purchase and sale of equity investments which lead to changes in the banking Group;

g) the assessment of the adequacy of the Company's organisational, administrative and accounting structure;
h) determination of criteria for the coordination and direction of the companies belonging to the Group and for the implementation of the instructions issued by the Bank of Italy;
i) further to the mandatory opinion of the Supervisory Board, appointment and revocation of the Manager in charge of preparing the Company's financial reports, provided for by article 154-*bis* of Legislative Decree No. 58 dated 24th February 1998, and the determination of the relevant powers, means and remuneration;
l) the appointment and revocation of the Head of the Office of Internal Control, as well as the heads of the divisions whose appointment is under the exclusive competence of the Management Board pursuant to applicable law or regulations;
m) the preparation of the draft of the Parent Company's financial statements and consolidated financial statements;
n) the share capital increases which may be delegated pursuant to article 2443 of the Italian Civil Code, with the exclusion of the faculty to adopt the resolutions provided for in paragraphs 4 and 5 of article 2441 of the Italian Civil Code; the issue of convertible bonds pursuant to article 2420-*ter* of the Italian Civil Code;
o) the Management Board's duties provided for under articles 2446 and 2447 of the Italian Civil Code;
p) the preparation of merger and demerger projects;
q) the arrangement of transactions to be submitted to the authorisation of the Supervisory Board pursuant to article 25.1. letter l), as well as the approval of the transactions having a single value exceeding 3% of the consolidated regulatory shareholders' equity;
r) determination of criteria to identify the related parties transactions reserved to the Management Board's competence;
s) the possible establishment of Committees or Commissions with advisory functions;
t) the designation of the members of corporate bodies of subsidiaries.
As provided for under article 2436 of the Italian Civil Code and without prejudice to article 25.1 letter l) of the Company's Articles of Association, the Management Board is further exclusively responsible for the adoption of resolutions concerning mergers and demergers in the cases provided for under articles 2505 and 2505-*bis* of the Italian Civil Code.
Resolutions provided for by letters c), d), n), o), r) herein are taken on the basis of the proposal made by the Chairman of the Management Board. Resolutions provided for under the remaining letters above are taken on the basis of the proposal made by the Managing Director. Resolutions under letter s) above are taken on the basis of the proposal made by the Chairman of the Management Board in agreement with the Managing Director. The forgoing is without prejudice to the power to submit proposals of each member of the Management Board.

17.3.- Delegated powers.
For certain categories of legal acts and businesses, specific powers may be delegated to Managers, heads of single branches and other personnel, by determining the limits and

means for the exercise of such delegated powers; the delegated parties shall act separately or jointly or through a committee.

17.4.- Subsidised and special lending.
With respect to activities concerning subsidised and special lending provided for by specific laws and regulations, decision-making and granting powers may be delegated to banks belonging to the Group, according to the limits and criteria which shall be subject to agreement between the counterparties involved.

17.5.- Exercise of delegated powers.
The Management Board determines the means through which the Board shall be informed of the decisions taken by the delegated bodies.

17.6.- Information.
The Management Board is informed by the Managing Director of matters provided for under article 19.3 on a monthly basis.

17.7.- Information to the Supervisory Board.
The Management Board shall promptly provide the information set forth in article 150 of Legislative Decree No. 58 dated 24th February 1998 to the Supervisory Board, and in any case at least every three months. The Management Board shall provide the Supervisory Board on a monthly basis with information on the main figures regarding operations development in the relevant period together with a benchmark comparison vis-à-vis the system.

Article 18. Chairman of the Management Board.

18.1.- The Chairman of the Management Board shall:
a) summon the Management Board, set the agenda for the meeting considering also the proposed resolutions formulated by the Managing Director and coordinate the meeting, ensuring that adequate information on matters in the agenda of the meeting are provided to all members;
b) have the power to take action vis-à-vis any judicial or administrative authority, including the power to commence court actions, as well as to grant mandates, even of a general nature, in court proceedings, with the obligation of informing the Management Board on decisions taken;
c) manage relations with the Supervisory Authorities, in agreement with the Managing Director;
d) manage relations with the Supervisory Board and its Chairman;
e) ensure that the Supervisory Board receives the information provided for by article 17.7. of the Company's Articles of Association in a timely manner;

f) manage, together with the Chairman of the Supervisory Board, external communication of information regarding the Company;
g) exercise all other functional powers in the exercise of his/her office.

18.2.- In urgent cases, (i) the Chairman of the Management Board or, in the case of his/her absence or impediment, (ii) the Deputy Chairman, and should there be two Deputy Chairmen, the eldest as provided for by article 18.3 - in both cases in agreement with the Managing Director - may take resolutions on any matters within the powers of the Management Board, with the exception of the matters which may not be delegated and are solely within the powers of the Management Board other than resolutions regarding transactions with a value between 3% and 6% of consolidated regulatory capital, according to the provisions under letter q) second part of article 17.2. of the Articles of Association.
In case of urgency, the Managing Director has the sole lending power.

The Management Board must be informed of the decisions taken with the modalities provided for under this paragraph during its next meeting.

18.3.- Subject to Article 18.2, in the case of absence or impediment of the Chairman of the Management Board, Chairman functions are exercised by the Deputy Chairman of the Management Board or, in case of two Deputy Chairmen, by the longest-serving Deputy Chairman, intended as the Deputy Chairman with the longest uninterrupted service or, in the case of equal terms of service, by the eldest Deputy Chairman; in case of absence or impediment of the latter, such functions are exercised by the other Deputy Chairman, or in case of his/her absence or impediment, by the Managing Director or, in the case of absence or impediment of the Managing Director, Chairman functions shall be carried out by the longest serving member of the Management Board and, in the case of equal terms of service, by the eldest member of the Management Board.
Vis-à-vis third parties, the signature of whoever substitutes the Chairman shall constitute evidence of absence or impediment of the Chairman.

Article 19. Managing Director.

19.1.- The Management Board, upon the indication of the Supervisory Board, appoints among its members a Managing Director with the qualified majority provided for by article 16.5.

19.2.- The Managing Director is the Chief Executive Officer and supervises the company's management within the powers he/she has been delegated in compliance with the general strategic guidelines set out by Company bodies.
He is responsible for personnel management and determines operational directives.

The Managing Director usually exercises the power to submit proposals to the Management Board and, in accordance with applicable regulations, submits lending transactions to credit approval.
The Managing Director ensures the implementation of the resolutions of the Management Board.

19.3.- The Managing Director ensures that the organisational, administrative and accounting structure is adequate considering the nature and dimensions of the Company and reports to the Management Board, at least every three months, on the general development of operations, their forecasted development as well as the most significant transactions carried out by the Company and by its subsidiaries. On a monthly basis the Management Board is provided with information on the main figures regarding operations development in the period together with a benchmarking vis-à-vis the system.

Article 20. Manager in charge of preparing the Company's financial reports.

20.1.- The Management Board, further to the mandatory opinion of the Supervisory Board, appoints and revokes, with the qualified majority provided for by article 16.5, the Manager in charge of preparing the Company's financial reports, provided for by article 154-*bis* of Legislative Decree No. 58 dated 24th February 1998, establishing his/her powers, means and remuneration.

20.2.- The Managing Director and the Manager in charge of preparing the Company's financial reports shall provide the assessments related to the economic and financial information required by law.

Article 21. Legal representative. Signature powers.

21.1.- The Chairman of the Management Board shall be the Company's legal representative vis-à-vis third parties and in court and he/she shall have signature powers and, in the case of his/her absence or impediment, he/she is substituted by a Deputy Chairman according to seniority of service as set out in article 10.3 of the Articles of Association or, in case of equal terms of service, by the eldest Deputy Chairman; in case of absence also of the latter, the Chairman of the Management Board shall be substituted by the Managing Director. Vis-à-vis third parties, the signature of whoever substitutes the Chairman is evidence of the absence or impediment of the Chairman.

21.2.- Without prejudice to the foregoing, the Managing Director shall also be the Company's legal representative vis-à-vis third parties and in court and he/she shall have

signature powers with respect to the matters delegated to him/her by the Management Board.

21.3.- The General Managers shall have signature powers and shall be the Company's legal representative for acts, contracts, documents and correspondence in general regarding the Company within the limits of the powers they have been delegated; in case of absence or impediment of the General Managers, legal representation and signature powers are attributed to their substitutes as provided for in their appointment act.

21.4.-For specific acts or categories of acts, the Management Board may grant the power to represent the Company and the related power to sign on behalf of the Company to individuals extraneous to the Company.

21.5.- The Management Board may authorise Company personnel to sign on behalf of the Company, normally jointly, for the categories of acts determined by the Board, even singularly.

21.6.- The Chairman of the Management Board may grant powers of attorney also to individuals extraneous to the Company, to sign specific acts or categories of acts, contracts and documents relating to transactions resolved upon by the Company's competent bodies. The same faculty, within the limits of delegated powers, is granted to the Managing Director and to the General Managers as part of their functions and competences.

SECTION TWO — SUPERVISORY BOARD

Article 22. Supervisory Board.

22.1.- Composition.
The Supervisory Board is composed of a minimum of 15 (fifteen) and a maximum of 21 (twenty one) members, including non shareholders, appointed by the Shareholders' Meeting.
The members of the Supervisory Board must meet the integrity, professional and independence requirements provided for the applicable laws and regulations.
Furthermore at least three Board members must be enrolled with the Register of auditors held by the Ministry of Justice and must have practiced as auditors for at least a three-year period and at least four members must meet the independence requirements provided for by the Corporate Governance Code promoted by the Italian Stock Exchange.
The requirement of enrolment with the Register of auditors and the independence requirements according to the Code of Corporate Governance promoted by the Italian Stock Exchange may be met by the same person.

22.2.- Integration.
Where the number of members of the Supervisory Board is lower than the maximum number provided for above, the Shareholders' Meeting may increase their number during their term. The new members are appointed by the Ordinary Shareholders' Meeting as provided for by article 23 of the Articles of Association.

22.3.- Duration.
The members of the Supervisory Board shall remain in office for three financial years and their term of office shall expire at the date of the subsequent Shareholders' Meeting provided for by paragraph 2 of article 2364-*bis* of the Italian Civil Code and may be re-appointed.

Article 23. Election of the Supervisory Board.

23.1.- List of candidates.
The election of members of the Supervisory Board shall take place on the basis of lists prepared by Shareholders according to the following rules:
a) Shareholders representing at least 1% of ordinary share capital may submit a list of candidates listed in order of preference. The list must be deposited at the Company's registered office at least fifteen days before the date of the Shareholders' Meeting on first call and must be published on at least two national newspapers, of which at least one shall be an economic newspaper. Non-compliance with such provisions leads to the forfeiture of the right to present a list. In order to give evidence of the number of shares necessary to submit the list, Shareholders must include copies of the certificates showing that such certificates participate in the system of centralised management of financial instruments;
b) each Shareholder may submit and vote one list of candidates and each candidate may only be part of one list. If such conditions are not met the candidate shall not be eligible;
c) together with each list, and within the terms for the deposit of the list at the Company's registered office, each candidate must deposit a declaration in which he/she accepts the candidacy and declares under his/her responsibility that no ineligibility causes apply, and that he/she meets the requirements applicable to all or certain of the Supervisory Board members, provided for by law, regulations and the Articles of Association to be a Supervisory Board member.

23.2.- Voting.
In order to appoint the Supervisory Board the following procedure shall apply.
Members are selected proportionally from the lists which have obtained votes; for this purpose, the votes obtained by each of the lists are divided by one, two, three, four and so on according to the number of members to be appointed. The resulting ratios are progressively attributed to the candidates of each list according to the order of in each list. The ratios so attributed are listed in decreasing order: the candidates with the highest ratios are elected members of the Supervisory Board.

23.3.- Equality of ratio and ballot.
Should more than one candidate obtain the same ratio, the preferred candidate shall be the candidate belonging to the list from which no Supervisory Board members, or the lower number of Supervisory Board members has been appointed.
If no Supervisory Board member has been appointed from those lists, or the same number of Supervisory Board members has been appointed from those lists, the preferred candidate shall be drawn from the list which has obtained the highest number of votes. In case of equality of votes and ratio, the appointment shall take place by means of a ballot by the whole Shareholders' Meeting, and the candidate shall be appointed by a simple majority of votes cast.

23.4.- Supplementary mechanism.
If an insufficient number of Supervisory Board members with the requirements of independence provided for by the Corporate Governance Code promoted by the Italian Stock Exchange and/or the requirement provided for by article 22.1, paragraph 3 of the Articles of Association has been appointed, the candidate with the lowest ratio and who does not meet any of the above mentioned two requirements will be excluded. The excluded candidate will be substituted by the subsequent candidate of the same list who meets such requirements. This procedure, if necessary, will be repeated until the number of Supervisory Board members to be appointed is completed. If, through the adoption of the aforementioned criterion, it is not possible to complete the number of Board members to be appointed, the Shareholders' Meeting shall appoint the other Supervisory Board members with resolution adopted by a simple majority of votes cast on proposal submitted by the shareholders attending the meeting.

23.5.- Single list.
In case of presentation of one list only, all members of the Supervisory Board shall be appointed from such list.

23.6.- Supervisory Board member appointed by minorities.
Without prejudice to the provisions of article 34 of the Articles of Association, the Supervisory Board member representing minorities is appointed according to applicable law and regulations.

23.7.- No lists.
Should no list be submitted in a timely manner, the Meeting shall pass a resolution with the majority of votes of Shareholders attending the Meeting. In case of equality of votes, candidates shall be appointed by means of a further ballot.

23.8.- Election of the Chairman and Deputy Chairmen of the Supervisory Board.
The Chairman and the two Deputy Chairmen shall be appointed by the Ordinary Shareholders' Meeting with special resolutions approved by the majority of attending shareholders.

23.9.- Substitution.
If a member of the Supervisory Board leaves service for whatever reason, he/she shall be substituted by the first non-appointed candidate belonging to the list of the Supervisory Board member leaving service, or the second non-appointed candidate if the first does not meet the requirements set forth by law, regulation or the Articles of Association. If for whatever reason this is not possible, the member of the Supervisory Board who leaves service will be substituted without delay by the Ordinary Shareholders' Meeting with resolution passed by a simple majority of votes cast upon the proposal of the shareholders attending the meeting.

23.10.- Incompatibilities.
Individuals who have exceeded the limit of five offices in the management or control bodies of other listed companies or parent companies or subsidiaries of listed companies (up to a maximum of five offices within one group shall be considered as one office; if such limit is exceeded, they shall be considered as two offices) may not be appointed members of the Supervisory Board and if they are appointed they are disqualified from office. The foregoing shall be without prejudice to the causes of ineligibility and disqualification from office set forth by law, regulation or Articles of Association.

23.11.- Simul stabunt simul cadent.
If, for whatever reason, the majority of the members of the Supervisory Board resigns, the entire Supervisory Board must be considered replaced from the date in which the new appointed members take office. The Shareholders' Meeting for the appointment of the new Supervisory Board shall be called as soon as possible in accordance with the provisions of article 8.

23.12. - Revocation.
The members of the Supervisory Board may be revoked by the Shareholders' Meeting at any time, by a resolution passed with the favourable vote of at least one fifth of the share capital, without prejudice to the right of the revoked Member to be indemnified if the revocation occurs without just cause.

23.13.- Remuneration.
Members of the Supervisory Board are entitled, in addition to the reimbursement of expenses sustained due to their office, to a remuneration for the services rendered, which is determined for the entire period of their office by the Shareholders' Meeting at the time of their appointment.

The Supervisory Board, after consultation with the Remuneration Committee, shall determine the remuneration for the Chairman, for the Deputy Chairmen and for the members of the Supervisory Board who have been assigned particular offices, powers or functions by the Articles of Association or by the Supervisory Board.

Article 24. Meetings and resolutions of the Supervisory Board.

24.1.- Convocation.
The Chairman of the Supervisory Board shall summon the Supervisory Board on his/her own initiative and in the cases provided for by law or by the Articles of Association, he/she shall chair Board meetings and set the agenda ensuring that adequate information on the matters on the agenda of the meeting is provided to all Supervisory Board members.

24.2.- Meetings recurrence.
The Supervisory Board shall generally meet at least once a month.

24.3.- Convocation request.
The Chairman shall summon the Supervisory Board upon the request of any one member and shall indicate the matters to be discussed.

24.4.- Place.
The Supervisory Board meetings shall generally be held alternatively at the registered office or at the secondary office of the Company or exceptionally in another location on the Italian territory.

24.5.- Convocation notice.
The convocation notice, including the agenda of the meeting, must be sent to the Supervisory Board members at least four days before the date scheduled for the meeting, by any means appropriate to supply evidence of receipt. In cases of particular urgency, the meeting may be called with a 24-hour advance notice sent by any suitable means. The notice may also contain the indication of the places from which to participate through remote connection systems as provided for by article 24.6.

24.6.- Meetings.
Meetings of the Supervisory Board can be validly held by way of adequate remote connection systems, provided that the identity of those present can be verified and that those attending the meeting are allowed to follow the discussion and intervene in real time with regard to the matters on the agenda as well as view, receive and transmit documents. However, at least the Chairman and the Secretary must be present in the location where the Supervisory Board meeting has been called, and the meeting of the Supervisory Board shall be considered held in such location.

24.7.- Validity and majority.
For the validity of the decisions of the Supervisory Board a majority of its members in office must be present at the meeting. Decisions are taken with the absolute majority of the votes of the members attending the meeting; in the case of dead-lock, the Chairman of the Meeting shall have the tie-breaking vote.

24.8.- Qualified majorities.
The majority of Supervisory Board members in office shall be required for resolutions regarding the appointment of the Chairman and one or two Deputy Chairmen of the Management Board.

24.9.- Minutes.
The minutes of the resolutions of the Supervisory Board are prepared and recorded on the register of the minutes under the care of a Secretary appointed by the Board, if the minutes are not required to be drafted by a notary public.
Copies and extracts of the minutes, when not taken by a notary public, are certified with the declaration of conformity, signed by the Chairman and the Secretary.

Article 25. Competence of the Supervisory Board.

25.1.- Matters of competence.
The Supervisory Board shall:
a) upon the proposal submitted by the Nomination Committee, appoint and revoke the members of the Management Board, the Chairman and one or two Deputy Chairmen of the Management Board and determine their remuneration, after consultation with the Remuneration Committee; also determine, after consultation with the Remuneration Committee, the remuneration of the Managing Director and of the members of the Management Board who have been appointed to particular offices or delegated particular powers or who have been appointed as members of Committees or Commissions pursuant to article 15;
b) approve the Parent Company's financial statements and the consolidated financial statements;
c) exercise the supervisory functions set forth by article 149, par. 1 and 3, of Legislative Decree No. 58 dated 24th February 1998;
d) act against members of the Management Board;
e) make filings with the Bank of Italy pursuant to article 70, par. 7, of Legislative Decree No. 385 dated 1st September 1993;
f) report in writing to the Shareholders' Meeting summoned pursuant to art. 2364-*bis* of the Italian Civil Code on the supervisory activities performed and on any omissions and reprehensible facts as well as, in the case of any Ordinary and Extraordinary Shareholders' Meeting, on matters within its competences;

g) inform the Bank of Italy without delay of all the other acts or facts, which come to its knowledge in the exercise of its duties, which may represent management irregularities or a violation of the regulations concerning banking activities;
h) indicate to the Management Board the Managing Director and express a mandatory opinion on the Manager in charge of preparing the Company's financial reports pursuant to art. 154-*bis* of Legislative Decree No. 58 dated 24th February 1998;
i) resolve upon the Company's and the Group's cultural initiatives, with particular reference to the valorisation of the historic, archaeological and artistic heritage and the management of the Allowance for charitable, social and cultural contributions, verifying that the programmed initiatives are consistent with declared objectives;
l) upon the proposal of the Management Board, resolve upon the Company's and the Group's general strategic guidelines; approve the business and/or financial plans and the budgets of the Company and the Group prepared by the Management Board, without prejudice to the latter's responsibility for the acts performed; authorise strategic transactions. Moreover, in particular, the Supervisory Board shall authorise:

(i) the proposals by the Management Board to be submitted to the Shareholders' Meeting in respect of transactions concerning the Company's share capital, issue of convertible bonds and bonds *cum warrant* convertible into shares of the Company, mergers and demergers and other amendments to the Articles of Association, without prejudice to the shareholders' powers to submit proposals pursuant to applicable law;

(ii) purchases or sales by the Company or subsidiaries of controlling equity stakes in companies with considerable strategic value or unit value exceeding 6% of consolidated regulatory shareholders' equity, as well as the purchase or sale of businesses, portfolio of assets, and businesses of considerable strategic value;

(iii) investments or disinvestments of strategic value and/or which entail a commitment for the Company which exceeds for each transaction 6% of consolidated regulatory shareholders' equity;

(iv) signature of commercial, collaboration or shareholders agreements of strategic value;

m) approve the strategic guidelines and the risk management policies, assess the degree of efficiency and adequacy of the internal audit system, with particular reference to risk control, the functioning of internal auditing and the accounting system; also verify the correct exercise of strategic and operational control activities performed by the Parent Company over Group companies;
n) exercise any other power set forth by regulations applicable from time to time or by the Articles of Association.
The Supervisory Board may indicate the criteria for the identification of the strategic operations to be submitted for its approval.

25.2.- Other matters of competence.
The resolutions on the matters listed below are also attributed to the Supervisory Board, as provided for by art. 2436 of the Italian Civil Code:
a) establishment or winding up of secondary registered offices;
b) reduction of share capital in case of withdrawal of a shareholder;
c) amendments to the Articles of Association to comply with provisions of law.

25.3.- Powers of supervision
The Supervisory Board and its members shall exercise the powers provided for by article 151-*bis* of Legislative Decree No. 58 dated 24th February.1998, according to the terms and conditions set out thereof.

25.4.- Nomination Committee, Remuneration Committee and Internal Control Committee.
The Supervisory Board shall establish a Nomination Committee, composed of 5 (five) members, among which the Chairman of the Supervisory Board who shall chair the Committee. The Nomination Committee shall be responsible for selecting and proposing appointments to the Management Board.
The Supervisory Board shall establish a Remuneration Committee, composed of 3 (three) members, which shall be responsible for proposing and consulting on the remuneration in accordance with applicable law and the Articles of Association, and shall determine the regulation of the Remuneration Committee.
The Supervisory Board shall establish, for the purpose of facilitating the exercise of its control and supervision functions, a specific Internal Control Committee, composed of 3 (three) members, determining the powers, means and regulations of the Internal Control Committee, as well as the means and terms of the information to be provided to the Supervisory Board.
Without prejudice to the application of specific regulatory and/or supervisory regulations, the members of the Internal Control Committee shall be chosen among members of the Supervisory Board meeting the requirements of independence provided for by the Corporate Governance Code promoted by the Italian Stock Exchange, and at least two of these must be enrolled with the Register of Auditors and must have practiced as auditors for at least three years.
In particular, the Internal Control Committee proposes, consults and enquires on matters regarding internal controls system, risk management and the accounting system. The Committee may at any time carry out inspections and controls as well as exchange information with the control bodies of Group companies with respect to management and control systems and the general performance of the business.
Members of the Committee shall attend the Management Board meetings.

25.5.- Other Committees.
The Supervisory Board may establish Technical Committees or Commissions with advisory functions.

Article 26. Chairman of the Supervisory Board.

26.1.- In addition to the provisions of articles 10.1 and 24.1, the Chairman of the Supervisory Board shall:
a) coordinate the activities of the Supervisory Board;
b) receive the proposals submitted by the Management Board in respect of matters to be submitted to the approval of the Supervisory Board for its approval, including those regarding the strategies and general guidelines of the Company and Group, formulating proposals on such matters;
c) submit to the Supervisory Board proposals relating to the Company's internal control activities, and in particular to the consistency of the latter with the strategies and general guidelines approved by the Supervisory Board;
d) exercise the functions of supervision over and activation of corporate bodies, control procedures and systems over the activities of the Company and the Group, including through the request and receipt of information from the Manager in charge of preparing the Company's financial reports and from the other persons responsible for the other related functions;
e) activate the information instruments necessary to monitor the correctness and adequacy of the organisational structure and the accounting system adopted by the Company and the Group;
f) supervise the relations with Shareholders, and verify that such relations are managed correctly, in agreement with the Chairman of the Management Board and with the Managing Director;
g) manage relations with the Supervisory Authorities as part and for the purposes of the control and supervision activities of the Supervisory Board;
h) manage the necessary and appropriate relations with the Management Board and, in particular, with its Chairman and/or the Managing Director;
i) request and receive information on specific aspects of the Company's and the Group's operations and on general and future development of operations;
l) for the purposes of article 25.1, supervise the management of external communication of information regarding the Company, in agreement with the Chairman of the Management Board and with the Managing Director;
m) programme, after consultation with the Chairman of the Management Board and the Managing Director, and manage the Company's and the Group's cultural initiatives, to be submitted to the Supervisory Board, with particular reference to the valorisation of the historic, archaeological and artistic heritage and the management of the "Allowance for charitable, social and cultural contributions";
n) exercise all other functional powers in the exercise of his/her office.

26.2.- In the case of absence or impediment of the Chairman of the Supervisory Board, the longest-serving Deputy Chairman of the Supervisory Board, intended as the Deputy Chairman with the longest uninterrupted service or, in the case of equal terms of service, by the eldest Deputy Chairman, performs his/her functions; in the case of absence or

impediment of the latter, functions are performed by the other Deputy Chairman, or in the case of his/her absence or impediment, by the longest-serving member of the Supervisory Board present and, in the case of equal terms of service, by the eldest Supervisory Board member present.

Article 27. General Managers.

The Management Board, upon proposal by the Managing Director and after consultation with the Supervisory Board, shall appoint, revoke and determine the powers and remuneration of one or more General Managers who report to the Managing Director according to their respective functions and competences. One General Manager may substitute the Managing Director, except for functions which must be performed by the latter.

TITLE VI

FINANCIAL STATEMENTS - NET INCOME – SAVING SHARES

Article 28. Financial statements and net income.

28.1.- The Company's financial year closes on 31st December of each year.

28.2.- The Management Board shall prepare the draft of the Parent Company's financial statements and consolidated financial statements in accordance with legal requirements.

28.3.- Net income as reported in the financial statements, net of the portion allocated to legal reserves, and the portion which is not available pursuant to the law, shall be distributed as follows:
a) a dividend of up to 5% of the nominal value of the non-convertible saving shares shall be distributed to non-convertible saving shares.
If in a financial year the dividend is less than 5% of the nominal value of the non-convertible saving shares, the difference shall be added to the preferred dividend paid in the following two accounting periods;
b) the remaining net income made available for distribution by the Shareholders' Meeting, shall be allocated to all shares so that the dividend attributable to non-convertible saving shares shall exceed the dividend attributable to ordinary shares by an amount equal to 2% of the nominal value of the shares;

c) any excess shall be allocated to the extraordinary and other reserves, without prejudice to the fact that a portion of such earnings may be used for charities and to support social and cultural activities, through the creation of a specific reserve.

28.4.- Unclaimed and forfeited dividends shall be remitted to the Company and allocated to the extraordinary reserve.

Article 29. Saving shares.

29.1.- Saving shares, which may be in bearer form, entitle the holder to attend and vote at the Special Meeting of saving shareholders.

29.2.- Saving shares shall receive privileged dividends as set forth in article 28.3.

29.3.- Saving shares have the same rights as other shares in the event of the distribution of reserves .

29.4.- In the case of liquidation of the Company, saving shares shall have pre-emptive rights with regard to the reimbursement of the entire nominal value of the shares.
The reduction of share capital due to losses does not result in the reduction in the nominal value of saving shares, with the exception of the part which exceeds the total nominal value of other shares.

29.5.- In the case of exclusion of the Company's ordinary or saving shares from trading in regulated markets, the saving shares retain their rights and characteristics, unless otherwise resolved upon by the Extraordinary and Special Shareholders' Meetings.

29.6.- The Common Representative of saving share holders is appointed for three financial years.
The remuneration of the Common Representative is set at 10% (ten per cent) of the remuneration provided for the office of a chairman of a board of statutory auditors based on the Professional Tariffs of Italian "Dottori Commercialisti" and shall be paid by the Company.
The Special Meeting can resolve upon a further remuneration, which shall be paid from the reserve set up to cover expenses necessary to safeguard common interests.

29.7.- The Common Representative has the obligations and powers provided for by the law. The Chairman of the Management Board shall inform the Common Representative without delay, by means of specific communications, about Company operations which may influence the price of saving shares and in particular about proposals which the Management Board has resolved to submit for the approval of the Shareholders' Meeting regarding transactions on the Company's share capital, mergers and demergers.

TITLE VII

ACCOUNTING CONTROL – WITHDRAWAL – WINDING UP – APPLICATION OF ORDINARY REGULATIONS

Article 30. Accounting Control.

Accounting control shall be exercised by an independent auditing firm which meets the applicable legal requirements. The assignment and the revocation of the engagement, the duties and the responsibilities are provided for by the law.
The Supervisory Board shall express its opinion on the assignment and the revocation of the engagement of the independent auditing firm.

Article 31. Withdrawal.

31.1.- The right of withdrawal may be exercised only in those cases exclusively provided by law. The right of withdrawal is excluded for those shareholders which did not participate in the approval of the resolutions regarding:
- the extension of the Company's duration;
- the introduction or cancellation of restrictions of the circulation of shares.

31.2.- The terms and methods of the exercise of the right of withdrawal, the criteria to determine the value of the shares and the related liquidation procedure are governed by law.

Article 32. Winding up.

Without prejudice to any different law provisions, if there is a reason for winding up, the Shareholders' Meeting shall establish the manners of liquidation, and appoint one or more liquidators.

Article 33. Application of ordinary regulations.

The provisions of law apply to any matter not regulated by the Articles of Association.

TITLE VIII
TRANSITORY RULES

Article 34. First appointments.

Also in derogation of the Articles of Association which shall be in force when the merger between Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. becomes effective, 19 members of the Supervisory Board shall be appointed for the first time, for three financial years, by the Ordinary Shareholders' Meeting of the Surviving Company in accordance with the provisions of this transitory rule.
The shareholders shall be requested to file, at least fifteen days prior to Banca Intesa S.p.A.'s Ordinary Shareholders' Meeting, the lists of candidates, who meet the requirements provided for by law and this Article. In particular, the candidate indicated at number 2 of each list must meet the requirements of independence provided for by the Corporate Governance Code promoted by the Italian Stock Exchange, must be enrolled with the Register of Auditors and must have practiced as auditor for at least a three-year period. At least three of the other candidates of each list must meet the requirements of independence provided for by the above-mentioned Corporate Governance Code and two candidates must be enrolled with the Register of Auditors and must have practiced as auditor for at least a three-year period.
In relation to the threshold of the share capital for the presentation of the lists and for all other formalities and requirements for the presentation of the lists, the provisions set forth in art. 23 of Banca Intesa S.p.A.'s Articles of Association, in force at the time of the Extraordinary Shareholders' Meeting called to approve the project for the merger will apply, to the extent applicable.
The first 18 candidates from the list which obtains the highest number of votes and the first candidate of the list which receives the second highest number of votes shall be appointed. In case of presentation of one list only, all 19 members of the Supervisory Board shall be appointed from that list.
The Chairman and the two Deputy Chairmen shall be appointed by the Ordinary Shareholders' Meeting with resolutions approved by the majority of attending shareholders.
The appointment of the aforementioned 19 Supervisory Board members shall become effective when the merger becomes effective. The Supervisory Board in office shall appoint the Management Board without delay.
However, after the effectiveness of the merger, for the purpose of ensuring the widest possible participation to the appointment of the other two Supervisory Board members, an Ordinary Shareholders' Meeting shall be called to appoint such 2 Supervisory Board members, who shall also remain in office for three financial years (with the exception of the period from the effective date of the merger to the date on which their appointment becomes effective), and shall therefore terminate their office at the same time as the 19 Supervisory Board members indicated above. The appointment of the additional 2

Supervisory Board members shall also occur with the list voting procedure provided for by the Articles of Association in force, without prejudice to the fact that:

(i) candidates must only meet the requirements set forth for all and each Supervisory Board members, and

(ii) the percentage of share capital for the presentation of the lists shall be at least 1%, but shall not exceed 3% of share capital.

Article 35. Integrity, professional and independence requirements.

35.1. – Transitory rule.
Until a new supervisory and/or regulatory discipline for members of corporate bodies in the two tier system is in force, the following provisions shall apply.

35.2. – Integrity requirements.
Supervisory Board members and Management Board members must meet the integrity requirements set forth for bank managers by the Regulation adopted with Ministerial Decree No. 161 dated 18th March 1998, as well as those set forth for Statutory Auditors of listed companies by the Regulation adopted with Ministerial Decree No. 162 dated 30th March 2000.

35.3. – Professional requirements of Supervisory Board members.
Supervisory Board members shall meet the professional requirements set forth for bank directors by the Regulation adopted with Ministerial Decree No. 161 dated 18th March 1998, as well as those set forth for Statutory Auditors of listed companies by the Regulation adopted with Ministerial Decree No. 162 dated 30th March 2000. The Chairman of the Supervisory Board must also meet the professional requirements set forth for the Chairman of the Board of Directors of banks by the aforementioned Regulation.

35.4. – Professional requirements of Management Board members.
Management Board members, the Chairman of the Management Board and the Managing Director shall meet the professional requirements set forth for bank managers by the Regulation adopted with Ministerial Decree No. 161 dated 18th March 1998.

Article 36. Key Terms of the Integration Plan
The Key Terms of the Integration Plan, as defined in the project for the merger in Banca Intesa S.p.A. of Sanpaolo Imi S.p.A., shall only be modified with resolution of the Management Board adopted with the majority of two thirds of the members in office, following the authorisation of the Supervisory Board resolved upon with a qualified majority of two thirds of members in office, for the duration of the first mandate of the Supervisory Board.

TITLE IX

FINAL PROVISION

Article 37. Final Provision

In application of the transitory rule contained in article 34 of the Articles of Association, the first members of the Supervisory Board shall be appointed for three financial years by the Ordinary Shareholders' Meeting of the surviving company Banca Intesa held on [•], 2006[4] and their appointment became effective on the date on which the merger in Banca Intesa of Sanpaolo IMI and the new Articles of Association became effective.

Banca Intesa S.p.A.	Sanpaolo IMI S.p.A.
The Chairman	The Chairman
Giovanni Bazoli	Enrico Salza

Explanation added for the translation into English.

This English translation of the Italian original has been prepared solely for the convenience of the reader. The original version in Italian takes precedence.

[4] The date will be the date of the shareholder meeting approving the merger.

File No. 82-35020



BOARD OF DIRECTORS REPORT ON THE PLAN FOR THE MERGER OF SANPAOLO IMI S.p.A. WITH AND INTO BANCA INTESA S.p.A.

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

Milan, 12th October 2006


RECEIVED
2006 NOV -6 P 3:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Explanation added for the translation into English.
This English translation of the Italian original has been prepared solely for the convenience of the reader. The original version in Italian takes precedence.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the merger. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

Contents

Explanatory Report of the Board of Directors of Banca Intesa S.p.A. on the plan for the merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

Explanatory Report of the Board of Directors of Banca Intesa S.p.A. on the plan for the merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.a pursuant to art. 2501-*quinquies* of the Italian Civil Code and art. 70, par. 2, of Issuer regulations adopted pursuant to Consob resolution 11971/99 and subsequent amendments

Dear Shareholders,

You have been convened to attend the Extraordinary Shareholders' Meeting to resolve upon the Plan for the Merger of Sanpaolo IMI S.p.A. (hereafter Sanpaolo IMI or the "merged company") with and into Banca Intesa S.p.A. (hereafter "Intesa" or the "surviving company").
Intesa's Board of Directors, pursuant to art. 2501-*quinquies* of the Italian Civil Code and art. 70, par. 2, of Issuer regulations adopted pursuant to Consob resolution 11971/99 and subsequent amendments, prepared the present Report on the Plan for the merger as provided for by art. 2501-*ter* of the Italian Civil Code.

1. Description and rationale of the merger

The integration between Intesa and Sanpaolo IMI constitutes a highly significant event for the banking industry and the Italian economic system and creates an important player capable of competing in the financial services sector on a European level.

The transaction is the result of an intense effort made by both Banking Groups, which have for years pursued a policy aimed at seizing the best growth opportunities, and it is a further fundamental milestone for the achievement of increasingly important objectives: to be not only the best Italian bank, but also the standard bearer for the strengthening of the Italian banking system to permit it to face increasingly fierce European competition.

In the last few years both Intesa and Sanpaolo IMI have implemented corporate strategies aimed at pursuing excellence, and have revised their service models for customers to meet diversified needs. In this context both have taken on responsibilities vis-à-vis the Italian economic system with the objective of favouring the growth of customers and the country system.

The New Group will be the top player in the domestic banking sector with market shares of approximately or in excess of 20% in all main products and services due to their excellent and complementary geographic and business positions.

On the basis of its balance sheet, income statement and market capitalisation, the New Group will rank among the leading European banks due to an unparalleled number of customers in Italy (12 million) and a very signficant number of customers in Europe, amounting to over 6 million.

Intesa and Sanpaolo IMI both have a heritage, banking culture and experience which are unique in Italy, including with respect to recently developed capabilities and experience in integrating acquired banking institutions. The integration may therefore be achieved with a low execution risk by exploiting the best potential on an individual basis.

In particular, the high compatibility of the two banks' business and organisational models, combined with simple and clear decisions in the model to be adopted, will permit a rapid convergence of production processes and a fast preparation of commercial structures. Among the qualifying decisions, the following must be noted:

- the presence of an operating Parent Company, and not a financial holding company, with clear management responsibilities over the integrated New Group;
- the presence of Business Units, focused on exclusive relationships with the various customer segments;
- the strengthening, under the distribution profile, of the "Banca dei Territori" concept, with the attribution of each specific territory to a single brand. In particular, the networks of Intesa and Sanpaolo IMI are expected to be integrated under a single brand and with geographical areas of action not overlapping with their local banks. Commercial coordination will be entrusted to group marketing structures specialised by customer segment;
- the formation of a *Corporate & Investment Banking Business Unit* which will maintain responsibility of relations with *mid* and *large corporate* customers throughout the domestic market.

The structural consistency and the similarity of the organisational models of the two Groups will permit the achievement of significant synergies in connection with the integration (approximately 1.6 billion euro, of which approximately 63% deriving from cost savings, in particular in administrative and service activities), as well as achieving considerable economies of scale in the productive fields in which offering specialisation and product innovation are of particular importance, according to the experience of the major European banking groups.

The leadership position and the new dimensional threshold, with the resulting advantages in terms of productive efficiency, will enable the New Group to pursue significant levels of value creation which may be translated into benefits for the entire Italian productive system, as well as for customers (in terms of conditions, product range, overall services).

The New Group will have a sound capital base (with a total capital of 43.8 billion euro pro-forma as at 30th June 2006[1]) and will seek to achieve its profitability objectives of excellence (target for 2009 net income is estimated at approximately 7 billion euro). Income flows will enable the strengthening of the capital base of the New Group, while maintaining a dividend payout of at least 60%.

[1] Figures include the effects of the sale of assets to Crédit Agricole described in point 4 below.

The merger will produce significant benefits for customers. They will have access to the best products currently offered by the two Groups, and especially, to new products on increasingly competitive terms and conditions.

The Merger will also produce advantages in terms of service quality levels offered to customers, due to the New Group's enhanced capability to invest in technology, promote innovation and attract and retain talented and skilled personnel at the highest levels.

The New Group will represent a reference point for our country by becoming an aggregating centre for the greater Milano-Torino metropolitan area and strengthening relations with the local markets of the North, Centre and South of Italy. It will also be an important engine for the growth of our economic system by ensuring that support is provided to new investment in public works and sustaining Italian companies, both in Italy and abroad.

The establishment of sound national foundations, together with the significant value generated in their business by the merger, represents a growth opportunity which will enable the New Group to consider projects and initiatives for international expansion once the integration process has been completed that would have otherwise been impossible for the two banks on a stand-alone basis.

Sustainable growth and strong value creation will be the primary objectives, which must be pursued by developing the trust of its stakeholders and maintaining a strict control over all management levels.

The main strategic guidelines which will enable the New Group to achieve these objectives may be summarised in the following points:

- *Consolidate excellence in customer relations*, through a strong focus on product/service innovation partly as a result of the higher investment capacity arising from the Merger, the capillary coverage of the national territory and the sharing of the two Group's operating and management best practices;
- *Achieve and maintain a clear cost leadership*, thanks to economies of scale in product factories, in service/support activities and synergies in governance and control functions;
- *Focus on human and professional growth of all employees*, in order to enhance quality and motivation of human resources, which is a key success factor for the New Group. The formation of a leading Group in Italy with international growth ambitions will in fact offer new professional development opportunities both for current employees and for the talented resources which it will be capable of attracting;
- *Support the country's development*, by financing large works and supporting the growth of Italian companies – both at national and international level – developing local markets, innovating and modernising the public administration;
- *Significantly strengthen the presence of the New Group abroad*, by benefiting from the strong growth potential of the International Banks already controlled in Central-Eastern Europe, and creating the conditions to significantly increase geographic diversification in the future;

- *Optimise risk profile and capital management*, by leveraging the excellent asset quality of the two Groups and utilising the sophisticated risk management processes/tools.

2. Companies taking part in the merger

2.1. SURVIVING COMPANY

Banca Intesa S.p.A.

2.1.1. Financial highlights

The table below sets out the most significant consolidated balance sheet and income statement as at 30th June 2006, compared with figures as at 31st December 2005 and as at 30th June 2005.

Figures refer to the compulsory forms provided for by the Circular of the Bank of Italy no. 262 of 22nd December 2005 and are prepared in accordance with IAS/IFRS.

Balance sheet

(in millions of euro)

Assets	30.06.2006	31.12.2005	30.06.2005 (*)
Financial assets held for trading	51,160	51,067	60,831
Other financial assets (1)	7,307	7,189	7,330
Due from banks	29,338	27,111	26,652
Loans to customers	176,023	169,478	157,702
Property, equipment and intangible assets	4,211	4,280	3,419
Tax assets	2,817	3,096	3,148
Other assets	9,341	11,314	11,941
Total Assets	**280,197**	**273,535**	**271,023**

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005	30.06.2005 (*)
Due to banks	36,598	31,771	33,250
Direct customer deposits (2)	193,761	187,590	182,072
Financial liabilities held for trading	16,750	21,249	26,217
Tax liabilities	1,658	1,091	1,288
Allowances for specific purpose (3)	2,856	2,834	2,802
Technical reserves	-	-	-
Other liabilities	10,997	11,494	10,013
Share capital	3,613	3,596	3,596
Reserves (4)	11,520	10,056	9,956
Valuation reserves	968	829	629
Net income	1,476	3,025	1,200
Total Liabilities and Shareholders' Equity	**280,197**	**273,535**	**271,023**

(*) Figures restated on the basis of the instructions issued by the Bank of Italy on 22/12/2005.

(1) Sum of captions 30, 40 and 50.

(2) Sum of captions 20 and 30.

(3) Sum of captions 110 and 120.

(4) Sum of captions 170, 180, 200 and 210.

Income Statement

(in millions of euro)

	30.06.2006	30.06.2005(*)
Interest margin	2,640	2,469
Net fee and commission income	1,845	1,824
Net interest and other banking income	5,108	4,671
Net income from banking activities	4,825	4,445
Net income from banking and insurance activities	4,825	4,445
Operating expenses	-2,713	-2,683
Income (Loss) before tax from continuing operations	2,241	1,907
Income (Loss) after tax from continuing operations	1,491	1,242
Net income (loss)	1,534	1,246
Parent Company's net income (loss)	**1,476**	**1,200**

(*) Figures restated on the basis of the instructions issued by the Bank of Italy on 22/12/2005.

Operating structure

	30.06.2006	31.12.2005	30.06.2005
Number of employees	58,301	60,778	57,713
- Italy	*42,521*	*42,062*	*43,057*
- Abroad	*15,780*	*18,716*	*14,656*
Number of branches	3,900	3,970	3,679
- Italy	*3,129*	*3,106*	*3,055*
- Abroad	*771*	*864*	*624*

2.1.2. Shareholder base

Intesa's shareholder base includes reference shareholders which are part of a voting syndicate and hold approximately 44% of the voting share capital, and approximately 212,000 shareholders holding approximately 56%.

As at 30th June 2006 Intesa shareholders with equity stakes exceeding 2% of issued voting share capital are listed below:

	Name	Shares included in the voting syndicate	Shares not included in the voting syndicate	Total shares	% of shares included in the voting syndicate on total	% of shares held on total
1	**Crédit Agricole S.A.**	**1,070,574,249**	**2,596,258**	**1,073,170,507**	**17.80**	**17.84**
2	**Fondazione Cariplo**	**554,578,319**		**554,578,319**	**9.22**	**9.22**
3	**Gruppo Generali**	**453,834,553**		**453,834,553**	**7.54**	**7.54**
	- Assicurazioni Generali	3,942,065		3,942,065	0.06	0.06
	- Alleanza Assicurazioni	248,236,838		248,236,838	4.13	4.13
	- Other Assicurazioni Generali subsidiaries	201,655,650		201,655,650	3.35	3.35
4	**Fondazione Cariparma**	**258,670,312**	**1,844,890**	**260,515,202**	**4.30**	**4.33**
5	**"Gruppo Lombardo"**	**279,926,547**	**13,658,858**	**293,585,405**	**4.65**	**4.88**
	- Banca Lombarda e Piemontese	139,963,274	5,059,638	145,022,912	2.33	2.41
	- I.O.R.	29,578,536	1,640,157	31,218,693	0.49	0.52
	- Mittel S.r.l.	15,000,000	6,959,063	21,959,063	0.25	0.37
	- Carlo Tassara S.p.A.	95,384,737		95,384,737	1.58	1.58
	Total Shareholders in the Syndicate	**2,617,583,980**	**18,100,006**	**2,635,683,986**	**43.51**	**43.81**
6	**Mondrian Investment Partners Ltd**		**172,728,219**	**172,728,219**		**2.87**
7	**Capitalia S.p.A.**		**121,000,000**	**121,000,000**		**2.01**
	Total other Shareholders		**3,086,176,457**	**3,086,176,457**		**51.31**
	TOTAL	**2,617,583,980**	**3,398,004,682**	**6,015,588,662**		**100**

Voting syndicate

Crédit Agricole, Fondazione Cariplo, Gruppo Generali, Gruppo "Lombardo" Fondazione Cariparma are parties to a Voting syndicate intended to ensure continuity and stability of entrepreneurial guidelines and policies in Intesa's activities. The syndicate currently in force will expire on 15th April 2008.

2.2. COMPANY TO BE MERGED

Sanpaolo IMI S.p.A.

2.2.1. Financial highlights

The table below sets out the most significant consolidated balance sheet and income statement as at 30th June 2006, compared with figures as at 31st December 2005 and as at 30th June 2005.

Figures refer to the compulsory forms provided for by the Circular of the Bank of Italy no. 262 of 22nd December 2005.

Balance sheet

(in millions of euro)

Assets	30.06.2006	31.12.2005	30.06.2005
Financial assets held for trading	21,645	25,037	36,559
Other financial assets [1]	53,821	54,900	56,291
Due from banks	31,094	28,836	26,165
Loans to customers	147,330	139,507	132,443
Property, equipment and intangible assets	3,723	3,185	3,269
Tax assets	2,447	2,728	3,299
Other assets	10,183	9,065	9,600
Total Assets	**270,243**	**263,258**	**267,626**

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005	30.06.2005
Due to banks	36,376	35,682	39,963
Direct customer deposits [2]	146,518	139,291	143,932
Financial liabilities held for trading	9,608	11,342	11,685
Tax liabilities	950	860	1,261
Allowances for specific purpose [3]	2,575	2,883	2,627
Technical reserves	22,000	22,113	21,709
Other liabilities	38,062	37,371	33,958
Share capital	5,400	5,239	5,236
Reserves [4]	6,240	5,208	5,136
Valuation reserves	1,374	1,266	1,225
Net income	1,140	1,983	894
Total Liabilities and Shareholders' Equity	**270,243**	**263,258**	**267,626**

[1] Sum of captions 30, 40 and 50.

[2] Sum of captions 20 and 30.

[3] Sum of captions 110 and 120.

[4] Sum of captions 170, 180, 200 and 210.

Income Statement

	30.06.2006	(in millions of euro) 30.06.2005
Interest margin	2,434	2,149
Net fee and commission income	1,643	1,527
Net interest and other banking income	4,428	4,207
Net income from banking activities	4,224	3,999
Net income from banking and insurance activities	4,062	3,577
Operating expenses	-2,352	-2,236
Income (Loss) before tax from continuing operations	1,769	1,432
Income (Loss) after tax from continuing operations	1,130	925
Net income (loss)	1,174	921
Parent Company's net income (loss)	**1,140**	**894**

Operating structure

	30.06.2006	31.12.2005	30.06.2005
Number of employees	42,647	43,666	43,628
- Italy	*39,875*	*41,002*	*41,010*
- Abroad	*2,772*	*2,664*	*2,618*
Number of branches	3,317	3,289	3,249
- Italy	*3,186*	*3,172*	*3,134*
- Abroad	*131*	*117*	*115*

2.2.2. Shareholder base

Based on the shareholder register and other information currently available, the shareholders of Sanpaolo IMI with equity stakes exceeding 2% of share capital are listed below:

Name	Percentage of capital*
Compagnia di San Paolo	14.19%
Banco Santander Central Hispano S.A.	8.43%
Fondazione Cassa di Risparmio di Padova e Rovigo	7.02%
Fondazione Cassa di Risparmio in Bologna	5.54%
Giovanni Agnelli & C. S.a.p.a.	4.96%
Assicurazioni Generali S.p.A.	2.11%
Total other shareholders	57.75%

*Percentages refer to total stake held inclusive of ordinary and preference shares, the latter are held exclusively by Compagnia di San Paolo, Fondazione Cassa di Risparmio di Padova e Rovigo and Fondazione Cassa di Risparmio in Bologna.

Shareholder agreements

The following shareholder agreements are currently in force:

- an agreement, called "Pact of unity of intent", signed on 19th April 2004 by Compagnia San Paolo, Fondazione Cassa di Risparmio di Padova e Rovigo and Fondazione Cassa di Risparmio in Bologna, with a term of three years, which aggregates approximately 13.66% of the ordinary share capital;

- an agreement, signed on 21st April 2004 among the aforesaid Foundations, Banco Santander Central Hispano S.A. and CDC Ixis Italia Holding S.A. (now Caisse Nationale des Caisses d'Epargne), which will automatically expire and will become non-effective on the fifteenth day preceding the date of the first convocation of the Shareholders' Meeting of the Company called to approve the financial statements as at 31st December 2006. This agreement aggregates approximately 25.36% of the ordinary share capital. The pact will cease to be effective at the moment of the merger.

3. Financial statements as at 30th June 2006

As provided for by art. 2501-*quater* of the Italian Civil Code, Intesa's financial statements as at 30th June 2006 have been prepared and include the balance sheet, the income statement, the statement of changes in shareholders' equity, the statement of cash flows and the notes to the financial statements, with brief illustrative notes. Such financial statements have been prepared in compliance with rules on the preparation of financial statements and IAS/IFRS.

The consolidated half-year report as at 30th June 2006 was approved by the Board of Directors on 4th September and made public on 13th September.

4. Sale of assets to Crédit Agricole

In the context of the merger with Sanpaolo IMI, the definition of relations with Crédit Agricole was particularly important.

As is generally known, Crédit Agricole – one of the most important French and European banks – acquired an equity stake in Nuovo Banco Ambrosiano in December 1989 from one of the founders of the bank, Banca Popolare di Milano, which intended to sell the equity investment.

Crédit Agricole has had a very important role in the shareholder base of Intesa ever since. It is a party to the voting syndicate and provided support, including financial support, for its growth, which led it to become the top Italian bank.

On 11th October 2006, Intesa and Crédit Agricole entered into an agreement to safeguard Crédit Agricole's strategic interests in Italy, while respecting the interests of all other Intesa shareholders, in connection with the proposed business combination between Gruppo Intesa and Gruppo Sanpaolo IMI.

The rationale of the agreement is the following:

- following the merger the New Group will have to sell a certain number of branches in order to comply with antitrust provisions;
- Crédit Agricole is interested in maintaining a strategic position in Italy independently from Intesa through the acquisition from the latter of a retail banking business;
- the existing agreements between Intesa and Crédit Agricole relating to asset management activities contain certain provisions that could constrain this business of the New Group;
- Intesa is interested in the New Group being able to freely develop the asset management business and in optimising the branch disposal to comply with antitrust provisions;
- Crédit Agricole is interested in acquiring a significant presence in the Italian retail market and freely exploiting the commercial potential of its Group in Italy.

The agreement provides for:

A) the sale by Intesa to Crédit Agricole of:

- its entire equity stake in Cassa di Risparmio di Parma e Piacenza (representing 100% of the share capital) for a cash consideration of 3.8 billion euro;
- its entire equity stake in Banca Popolare FriulAdria (representing 76.05% of the share capital) for a cash consideration of 836.5 million euro;
- 193 Intesa branches identified by the parties - which will be transferred to the aforementioned subsidiary banks - for a cash consideration of 1,330 million euro;

B) the evolution of the asset management partnership between Intesa and Crédit Agricole:

- a feasibility study to assess the possibility of a pan-European joint-venture in the asset management activities;
- if the project of the setting up of the joint-venture is not deemed feasible by one of the parties, CAAM sgr will be unwound on terms consistent with the original sale of 65% of Nextra by Intesa to Crédit Agricole. A call option for Intesa and a put option for Crédit Agricole are exercisable starting from the date of the branches' sale (between 1st February and 31st March 2007) up to 12th October 2007 on the activities attributable to the 65% of Nextra Investment Management sold by Banca Intesa to Crédit Agricole in December 2005 at the same price paid in connection with last December's sale (815.8 million euro) less the dividends received in the meantime by Crédit Agricole plus the cost of equity accrued during the period (calculated applying a 9% interest rate on 815.8 million euro). Crédit Agricole will retain the asset management business for institutions it originally contributed and will have the possibility to distribute its products through the retail networks it has acquired;
- until the exercise of the call/put option the existing agreements will remain in force but shall be amended with respect to two issues relating to the exclusive distribution: Crédit Agricole shall waive its right to purchase, following the merger, the Gruppo Sanpaolo IMI asset management companies and it shall acknowledge that the latter's branches do not fall within the scope of the branch network for the purpose of the distribution agreement;

C) the existing consumer credit arrangements - relating to the Gruppo Intesa network before the merger - will remain in force for a three-year period at the end of which the parties will reconsider the ownership structure of Agos. A call/put option shall become exercisable for the sale to Crédit Agricole of Intesa's 49% interest in Agos.

The valuation of Cassa di Risparmio di Parma e Piacenza, of Banca Popolare FriulAdria and of the 193 branches is in line with market multiples of comparable transactions and has been confirmed by analyses carried out by an independent expert Prof. Paolo Iovenitti. Also the valuation of the activities attributable to the 65% of Nextra Investment Management sold at year-end 2005 has been confirmed by the aforementioned independent expert.

As at 30th June 2006, Cassa di Risparmio di Parma e Piacenza had 310 branches, loans to customers for approximately 12.5 billion euro, direct customer deposits for approximately 13 billion euro, indirect customer deposits for approximately 27.6 billion euro and shareholders' equity of 1,070 million euro; in the first half of 2006, Cassa di Risparmio di Parma e Piacenza registered operating income of 389 million euro, operating margin of 226 million euro and net income of 121 million euro. At the

same date, Banca Popolare FriulAdria had 149 branches, loans to customers for approximately 4 billion euro, direct customer deposits for approximately 3.4 billion euro, indirect customer deposits for approximately 5.2 billion euro and shareholders' equity of 468 million euro; in the first half of 2006, Banca Popolare FriulAdria registered operating income of 127 million euro, operating margin of 65 million euro and net income of 30 million euro. As per half-year 2006 management accounts, the 193 branches in the aggregate accounted for approximately 5 billion euro of loans to customers, 7.6 billion euro of direct customer deposits and 11.3 billion euro of indirect customer deposits; in the first half of 2006, these branches contributed approximately 220 million euro to operating income, 90 million euro to operating margin and 50 million euro to net income.

The finalisation of this agreement which has been approved by the Board of Directors of Intesa today, is subject to the approvals by the competent authorities and the stipulation of the deed of merger by Intesa and Sanpaolo IMI. The total consideration for the sale of Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria and the 193 branches amounts to approximately 6 billion euro with a capital gain of approximately 4 billion euro.

5. Values attributed to the companies taking part in the merger

The integration between Gruppo Intesa and Gruppo Sanpaolo IMI will be achieved through the merger into Intesa of Sanpaolo IMI and the issue by the surviving company of new ordinary shares to be assigned to the shareholders of the merged company in exchange of the cancelled shares.

Therefore, the Boards of Directors of the companies must determine the exchange ratio that is the number of Intesa ordinary shares to be assigned to shareholders of Sanpaolo IMI for each share of the company to be merged to be cancelled.

The Board of Directors of Intesa, and on its behalf the Chairman Prof. Giovanni Bazoli, gave a mandate to Prof. Angelo Provasoli[2] to assist the Board in the valuation and determination of the exchange ratio.

The Directors, in agreement with the indications of Prof. Provasoli, used such indications as a reference in the decisions to be made by them.

Banca Leonardo and Merrill Lynch International, acting as financial advisors in the transaction, prepared – pursuant to a specific mandate given by Intesa – specific valuations which basically confirm the indications of Prof. Provasoli, though sometimes adopting different methodologies or reference values.

The table below summarises the exchange ratios resulting from the application of the various methods illustrated in a separate chapter herein (see chapter 6).

Table: Exchange ratios

	Exchange ratio
Main valuation criteria	
DDM criterion	2.883
Earnings criterion	3.153
Combined UEC criterion	3.048
Linear regression of Roae 2007 – P/Bv criterion	2.630
Linear regression of Roae 2008 – P/Bv criterion	2.918
Market multiples criterion – P/E 2006	2.775
Market multiples criterion – P/E 2007	2.736
Market multiples criterion – P/E 2008	3.004
Market multiples criterion – P/BV 2006	3.149
Market multiples criterion – P/BV 2007	3.161
Market multiples criterion – P/BV 2008	3.225
Control valuation criteria	
Stock price criterion (30 days)	3.115
Stock price criterion (60 days)	3.079
Stock price criterion (90 days)	3.099
Equity report criterion	3.038

[2] Prof. Angelo Provasoli is full professor of accounting and financial statements in Bocconi University of Milano, Rector of the same University and Chairman of the Italian Accounting Organism (OIC).

Based on the analysis of the results, the following can be noted:

- the exchange ratios based on the main valuation criteria range from 2.630 to 3.225, and are characterised by limited variability. In fact, the gap between the maximum exchange ratio and the minimum exchange ratio is equal to approximately 23%. The average and the median of the results obtained amounted to 2.971 and 3.004, respectively;
- the exchange ratios based on the control criteria were all within the range mentioned above, thus confirming the significance of the range.
  The range identified above therefore expresses the significant and congruous exchange ratios. For the purpose of identifying a range of exchange ratios which further reduces dispersion with respect to the average and the median, it was deemed appropriate to exclude the extreme values of the range identified above. Consequently, the range of exchange ratios is better defined by the following interval: 2.736 – 3.161. This range presents a difference between the maximum and minimum value of approximately 15%. The size of the interval therefore considerably decreases. Thus, the difference between the top and bottom value decreases by 35%.
  The significance of the range identified in this manner remains confirmed by the results obtained through the application of the control methods.

Based on the above, a range of exchange ratios between 2.736 and 3.161 of Intesa ordinary shares for each ordinary and preference share of Sanpaolo IMI is the most significant.

Based on the considerations set forth in chapter 6 hereafter, the Board of Directors shared and agreed with the valuations and the conclusions of the experts, considering the strategic profile of the transaction and the quotes expressed by the market in the thirty stock exchange days prior to the announcement of the merger, determined the exchange ratio for the merger into Intesa of Sanpaolo IMI as follows:

- 3.115 Intesa ordinary shares for 1 Sanpaolo IMI ordinary or preference share.

In the opinion of Banca Intesa's Directors and based on a logic of integration aimed at reaching shared objectives and benefiting shareholders of both Companies, such ratio fairly expresses the relative values of the two Groups and considers, in the most appropriate way, the distinctiveness of each Group: balance sheet structure, expected profitability and growth prospects which emerged in the application of the various valuation criteria, as well as the market's appraisal.

6. Criteria used for the determination of the exchange ratio and adopted valuation methods

6.1. RESULTS OF THE DUE DILIGENCE

The legal, accounting and administrative due diligence, provided for by the Framework Agreement signed by Intesa and Sanpaolo IMI on 26th August 2006, did not identify significant discrepancies in the economic figures considered at the time of determination of the provisional exchange ratio, or facts, legal acts or circumstances which may have a material negative effect on Sanpaolo IMI's situation or activities.

6.2. VALUATION CRITERIA

It should be noted that the merger between Intesa and Sanpaolo IMI will be achieved through the exchange of ordinary and preference shares of Sanpaolo IMI in exchange for Intesa ordinary shares. This is due to the fact that the Articles of Association of Sanpaolo IMI (art. 6) set forth the conversion at par of preference shares into ordinary shares should the latter be sold. Therefore, for the purpose of the determination of the exchange ratio:

- Sanpaolo IMI's preference shares are treated as ordinary shares;
- saving shares of Intesa are re-expressed as "equivalent ordinary shares";
- treasury shares held by Intesa and Sanpaolo IMI are not considered in the calculation of unit value per share.

6.2.1. Typical features of valuations for merger purposes

The merger transaction will be consummated through the cancellation of shares of the company to be merged and the increase in share capital of the surviving company. The newly-issued shares are assigned to the shareholders of the company to be merged other than the surviving company.

It must be noted as a preliminary matter that the merger raises a complex valuation issue in which the starting point is the valuation of the individual companies directly involved in the transaction and the final objective is the determination of the exchange ratio to be applied to the shares of the two companies.

Thus, the ultimate objective of valuations for merger purposes is first and foremost the obtainment of comparable values for the calculation of the exchange ratio.

Consistently with the aforementioned objective, and in agreement with standard practice, a uniform system has been applied to the entire valuation process for the purpose of safeguarding the interests of the shareholders of the surviving and company to be merged.

6.2.2. Reference date of the valuation, subsequent events and documentation considered

The reference date of the valuation is 30th June 2006.

Furthermore, the effects of the agreement entered into between Intesa and Crédit Agricole (hereafter "CA"), have been considered, the terms of which are described in point 4 above. In short:

a) the sale by Intesa to CA of the 100% stake in Cassa di Risparmio di Parma e Piacenza S.p.A. (hereafter "Cariparma");
b) the sale by Intesa to CA of the 76.05% stake in Banca Popolare FriulAdria S.p.A. (hereafter, "FriulAdria");
c) the sale by Intesa to CA of 193 branches and the relative assets and liabilities;
d) the exchange of call/put options between Intesa and CA relating to the purchase/sale (respectively, by Intesa and CA) of 65% of the equity investment in Crédit Agricole Asset Management (CAAM).

With respect to the Gruppo Sanpaolo IMI, the effects, in the terms detailed in par. 6.3, relating to the reorganisation of the business area Risparmio e Previdenza with the establishment of Eurizon Financial Group S.p.A. (hereafter also "Eurizon") have been considered.

The reorganisation shall include the following phases:

- launch by Eurizon of a tender offer (OPA) for all Banca Fideuram shares held by third parties at a price of 5 euro per share.
- start of the listing process of Eurizon through an initial public offering of part of the stake held by Sanpaolo IMI and a public subscription offer from a share capital increase and sales (Offerta Pubblica di Vendita e Sottoscrizione - OPVS). At the end of the transaction, Sanpaolo IMI will hold at least 60%[3] of the share capital of Eurizon.

6.3. ADOPTED VALUATION CRITERIA

6.3.1. General profile of the estimate

In order to determine the valuation of Intesa and Sanpaolo IMI required for the determination of the exchange ratio, it is deemed appropriate to use both economic-analytical criteria and market criteria. In particular, criteria used for valuations in mergers which is the object of this present report are: the "*DDM criterion*", the "*earnings criterion*", the "*combined UEC criterion*", the "*market multiples criterion*", the "*linear regression criterion*", the "*direct quotes criterion*" and the "*equity report criterion*".

With respect to the decision regarding which valuation criteria to use and their respective order of importance (represented by the typical distinction between main

[3] The plans provided and used as reference for the purposes of the valuation, assume, at the end of the merger, an equity stake in Eurizon of 68.4%.

methods and control methods), the effects related, for Intesa, to the agreement with CA and, for Sanpaolo IMI, to the '"Eurizon transaction" have been taken into account.

Since a consolidated plan of Intesa which reflects the effects of the aforementioned transactions has not yet been prepared, for the purposes of the valuation, balance sheet, income statement and financial aggregates relating to assets sold have been eliminated from consolidated figures. Estimates regarding the sale of said assets, net of the respective tax effect, have been considered as "accessory capital" and therefore included in the values obtained with the various valuation criteria used.

It must also be noted that the present estimate does not consider any effect of the exchange of options on CAAM for two reasons. First, the exercise of such options is uncertain; in fact, it is possible that the bank resulting from the merger and CA develop new strategies in the asset management sector together.

Secondly, the strike price of the call/put options is substantially in line with the price recently agreed for the sale (by Intesa to CA) of the same company. Thus, the strike price of the options is substantially in line with the exchange value of the equity investment in CAAM. Consequently, it is reasonable to presume that the exercise of the options will not modify the value of Intesa. This conclusion is also confirmed by the fairness opinion on the transaction prepared by an independent expert.

Therefore, the application of all criteria which use variables based on Intesa's plans (DDM, earnings, UEC, market multiples and linear regression), required the adjustment of basic figures to consider the effects which will be generated by the sale of the two equity investments and the 193 branches. The results achieved with the various methods have then been increased to consider the liquidity deriving from the above-mentioned sale; this has been treated as "accessory capital". In this way the value of Intesa reflects the effects of the agreement reached with CA.

With respect to the share price criterion, it must be noted that, as described in greater detail below, the prices considered are those quoted until 22nd August 2006, the date preceding the announcement of the merger, in consideration of the fact that stock prices in the following days were probably affected by the proposed merger. For the same reason, the "*equity report*" criterion considers data available until 22nd August 2006. Furthermore, these two criteria do not reflect the effects of the agreement with CA. It must also be noted that – assuming the congruity of the consideration for the sales provided for in such agreement, which is confirmed by the fairness opinion of the Independent expert – the value of Intesa, determined through the application of such criteria, should not be subject to significant changes.

Considering the above, it was in any case decided to attribute to the methodologies under examination the role of control criteria for the results arising from the application of the other methods indicated above, which therefore are considered main estimation criteria.

With respect to Sanpaolo IMI, the plans which have been provided reflect the effects of the "Eurizon transaction". For the purpose of applying a consistent approach with respect to the valuation of Intesa, the net considerations related to this transaction, which includes the following phases ((i) tender offer on Fideuram; (ii) initial public offering of Eurizon shares held by Sanpaolo IMI and (iii) initial public offering of new

shares by Eurizon), have been considered "accessory capital". Therefore, in the application of the adopted valuation criteria, the items considered (earnings, dividends and shareholders' equity) have been adjusted to make them consistent with the approach set forth above.

Therefore, on the basis of the above, the selected valuation methodologies have been divided identifying main criteria and control criteria. More specifically:

- main criteria adopted are: (i) the "*DDM criterion*", (ii) the "*earnings criterion*", (iii) the "*combined UEC criterion*", (iv) the "*market multiples criterion*" and, lastly, (v) the "*linear regression criterion*";
- control criteria used are: (i) the "*direct quotes criterion*" and (ii) the "*equity report criterion*".

From a methodological standpoint control methods have two main purposes. Considered individually, each with its peculiarities and shortcomings has the purpose of verifying the reliability of the valuation deriving from the application of the main methods. Considered together, they may contribute to the identification of appropriate "corrections" to the results deriving from the application of the main methods. In fact, since the determination of an exchange ratio is always the result of an overall judgement, in which no method expresses the characteristics of universality and uniqueness, control methods are used to verify the results derived from the application of the main methods.

6.3.2. Main valuation criteria

6.3.2.1. The DDM criterion.

The "*DDM criterion*" (or "*dividend discount model*" criterion) defines the value (**W**) of a company on the basis of the future dividend flows which the company will be capable of distributing to its shareholders, discounted at a rate which expresses the specific equity risk.

In the adopted version, future dividends have been estimated in analytical terms for the years of the business plans of the Banks, based on management's forecasted distributable dividends. After that period, the terminal value has been calculated by discounting so-called "perpetual free cash flow to equity".

The following formula is used:

$$W=\sum_{t=1}^{n}\frac{D_t}{(1+K_e)^t}+\frac{TV}{(1+K_e)^n}+CAcc$$

where:

D_t = series of distributable dividends forecasted by the Banks' management. The dividend of the last "analytical" valuation period (**D_n**) includes, as detailed hereafter, the effect of the excess (or deficit) of Core tier 1 with respect to the minimum deemed to be congruous;

Ke = cost of capital;

CAcc = accessory capital;

TV = terminal value (TV) estimated on the basis of the "perpetual free cash flow to equity" according to the following formula:

$$TV = \frac{D_{n+1}}{(K_e - g)}$$

where:

D_{n+1} = "perpetual free cash flow to equity";
Ke = cost of capital;
g = long term growth rate.

* * *

The cost of capital **Ke** expresses the specific risk attributed to the Banks under valuation. It is used in nominal terms, consistently with the discounted dividend flows. **Ke** is quantified using the Capital Asset Pricing Model and considering (i) the risk-free rate and (ii) the risk premium for the specific risk of investment in the equity of the banks, calculated by multiplying so-called market risk premium by the beta of each Bank.

The cost of capital is calculated using the following algorithm:

$$Ke = r + \beta \cdot (r_m - r)$$

where:

r = risk-free rate;
β = beta of each Bank;
$(r_m - r)$ = equity premium.

***

The rate **g** expresses the long term growth prospects of the "free cash flow" used in the calculation of terminal value.

6.3.2.2.The earnings criterion

The "*earnings criterion*" defines the value (**W**) of the equity of a company based on its autonomous income-generation capacity.

The adoption of the earnings criterion requires, first of all, the valuation of the company's prospective profitability. In the present valuation the latter is intended as prospective net income in the time frame covered by the business plan and as average normalised earnings for an indefinite subsequent period.

The earnings method, in particular, is applied by discounting the expected earning flows at a rate deemed to be appropriate considering the risk characteristics of the specific investment under examination.

The following formula is used:

$$W = \sum_{t=1}^{n} \frac{R_t}{(1+K_e)^t} + \frac{TV}{(1+K_e)^n} + CAcc$$

where:

R_t = earnings for the year, appropriately normalised, estimated individually for each year of the business plan;
Ke = cost of capital;
CAcc = accessory capital;

TV = *terminal value* (TV), obtained by capitalising to infinity the perpetual expected average normalised earnings, according to the following formula:

$$TV = \frac{R_{n+1}}{(K_e - g)}$$

where:

R_{n+1} = perpetual expected average normalised earnings;
Ke = cost of capital;
g = long term growth rate.

Ke expresses the cost of capital and, consistently with the discounted flows, is a nominal rate. It is quantified using the CAPM as illustrated in point 6.3.2.1 above.

6.3.2.3. The combined UEC criterion

The "*combined UEC criterion*" determines the value (W) of a company as the sum of its adjusted shareholders' equity and the net present value of the surplus earnings, intended as the difference between the expected average normalised earnings and the return deemed to be satisfactory considering the type of investment.

The value (W) of the company's shareholders' equity is determined using the following formula:

$$W = K' + (R - iK')a_{\overline{n}|i'} + CAcc$$

where:

K' = adjusted shareholders' equity, inclusive of the value of "goodwill on deposits";
R = expected average normalised earnings;
i = return deemed to be satisfactory considering the type of investment, also estimated using the aforementioned CAPM;
i' = capitalisation rate, assumed equal to the return on risk-free investments;
n = number of years to which the calculation of the net present value of surplus earnings is applied (higher or lower income-generation capacity);
CAcc = accessory capital.

According to standard practice, "goodwill" for banks included in adjusted shareholders' equity is calculated on the basis of the amount of direct and indirect customer deposits.

6.3.2.4. Market multiples criterion.

The "*market multiples criterion*" determines the value of a company based on market share prices of listed companies which are comparable to those being valued.

This methodology is applied as follows:

- identification of a sample of listed banks comparable to those being valued; comparability must, in particular, be assessed considering size, expressed by market capitalisation;
- calculation of so-called "market multiples" (frequently, at least in the banking industry, "price/expected earnings" and "price/book value"), that is the ratio of market prices and statement of income and balance sheet aggregates deemed to be significant;
- application of the sample's "market multiples" to the relevant statement of income and balance sheet aggregates of the companies being valued.

6.3.2.5. Linear regression criterion.

The *"linear regression criterion"* determines the value of equity using the statistic correlation existing between the prospective profitability of shareholders' equity (expected ROAE) and the price/book ratio (P/BV).

In detail, such correlation – expressed by the linear regression – enables the valuation of the value of the company's equity based on its prospective profitability (measured by ROAE) and its capitalisation (measured by the shareholders' equity or book value or BV).

For the application of this criterion it is necessary to:

- identify a sample of listed banks comparable to those being valued, which present a significant correlation between P/BV and expected ROAE;
- quantify the parameters (slope and intercept) of the interpolation line, via the linear regression technique;
- determine the value of the equity of the company being valued on the basis of the parameters identified in the previous point and the ROAE and book value of the same company.

6.3.3. Control valuation criteria

6.3.3.1. Stock price criterion.

The "*stock price criterion*" estimates the value of equity on the basis of the market prices in a significant period ending on a date close to that of the estimate.
The need to mitigate short term fluctuations typical of financial markets leads to extend the stock price analysis to different time frames.

6.3.3.2. Equity report criterion.

The "*equity report criterion*" estimates the unit value of shares on the basis of the average target price indicated by financial analysts. This valuation method is based

on the selection of a significant sample of analyst reports which cover the stocks of the companies under examination.

6.4. THE APPLICATION OF VALUATION CRITERIA

The present paragraph describes the application of the adopted valuation criteria[4]. The description is provided for the two Companies involved in the merger, Intesa and Sanpaolo IMI for consistency reasons.

6.4.1. The application of the main valuation criteria.

6.4.1.1. The application of the DDM criterion.

Values of Intesa and Sanpaolo IMI, calculated using the DDM criterion, are set out in table 1 below.

Table 1: values using the DDM criterion.

(in millions of euro)	Intesa	Sanpaolo IMI
Present value of dividend flows (in the period of the business plan)	6,459	4,628
Perpetual free cash flow to equity	2,534	2,252
Present value of Terminal value	22,143	20,755
Accessory capital	5,806	1,603
Value (W)	*34,408*	*26,987*

With respect to the application of this criterion, in addition to the considerations set forth in par. 6.3.2.1., the following must be noted:

- for the determination of distributable dividends (in the formula, $\mathbf{D_t}$) until the last-but-one period of analytical forecasts, management estimates of the two Banks have been used. With respect to Intesa, expected dividend flows have been adjusted to consider the effects deriving from the sale of the equity investments in Cariparma and FriulAdria and the 193 branches. In particular, for each year the dividend flows have been determined by applying pay-out estimated by management to expected earnings net of the portion attributable to the equity investments and the branches sold. For Sanpaolo IMI, expected earnings have been adjusted to make them consistent with the aforementioned approach which entails taking into account the liquidity deriving from the "Eurizon transaction" as accessory capital. In particular, earnings set out in the plan have been adjusted to reverse the effects of such liquidity, since it was added as accessory capital to the results obtained with this method; dividend flows have been determined applying estimated pay-out to expected earnings;
- with respect to the last period in the "analytical" forecasts (in the formula, $\mathbf{D_n}$), the estimated distributable dividend has been used (adjusted for both Banks as indicated above), increased (or decreased) to consider the excess or the deficit

[4] The values in the following tables have been rounded.

in prospective Core tier 1 of each Bank compared to the minimum applied in standard practice (equal to 6.5% of RWA[5]); for both Banks an excess Core tier 1 emerged as compared to minimum requirements of standard practice. This excess has therefore been used to increase the expected dividend flow estimated by management. With respect to the expected estimate of Intesa's RWA and Core tier 1, the aforementioned sales have also been taken into account; similarly, the corresponding aggregates of Sanpaolo IMI have been adjusted to make them consistent with the method illustrated above which entails that the liquidity generated by the Eurizon transaction is treated as "accessory capital";

- the "perpetual free cash flow to equity" (in the formula, $\mathbf{D_{n+1}}$) has been estimated using an average of the earnings of the 2007-2009 business plan period appropriately normalised as described in par. 6.4.1.2. below; lastly, this value has been adjusted to take into account (i) the effect on earnings of the distribution of the excess shareholders' equity described above, calculated at a rate representative of market returns for short term investments (3-month EURIBOR at the time of the estimate) and (ii) the portion of earnings which cannot be distributed since it is destined to ensure an adequate capital coverage of the growth of RWA so as to maintain Core tier 1 at 6.5% of RWA.

As pointed out in par. 6.3.1 the valuation of Intesa required that – as accessory capital, which has therefore been added to the result of the application of the method under examination – the agreed-upon consideration for the sale of the equity investments in Cariparma and FriulAdria and of the 193 branches be taken into account. This consideration has been reduced to consider the tax burden on the capital gain related to the sale. The same approach has been used for the valuation of Sanpaolo IMI with respect to the "Eurizon transaction". The liquidity generated therefrom, net of the relevant tax effects, has been considered accessory capital.

The capitalisation rate (**Ke**), calculated in nominal terms, has been determined using the CAPM.

The nominal risk-free rate has been estimated on the basis of the average return on government bonds with a maturity exceeding 10 years.

The risk premium, which is added to the risk-free rate, has been assumed to be equal to 5%, consistent with the most widespread academic indications and standard practices.

Beta has been assumed to be equal to the value obtained from Bloomberg for each of the two Banks on the date of announcement of the merger under examination.

Table 2 summarises the determination of the (nominal) discount rate for Intesa and Sanpaolo IMI.

[5] Risk weighted assets, equal to the value of the invested assets weighted for the specific risk level of each asset.

Table 2 – Determination of nominal Ke.

Parameters	Intesa	Sanpaolo IMI
Nominal risk-free rate	4.33%	4.33%
Risk premium	5%	5%
Beta	1.09	1.12
Nominal Ke	9.78%	9.93%

***

The growth rate **g**, necessary to estimate terminal value, has been assumed to be equal to 1.9% for Intesa and 2.5% for Sanpaolo IMI. The difference is be explained by the different compounded annual growth rates (CAGR) of the main economic figures of the two Banks.

6.4.1.2. *<u>The application of the earnings criterion.</u>*

Values of Intesa and Sanpaolo IMI calculated on the basis of the earnings criterion are set out in table 3.

Table 3: values according to the earnings criterion.

(in millions of euro)	Intesa	Sanpaolo IMI
Present value of earnings flows (in the period of the business plan)	7,586	6,895
Perpetual earnings flow	2,826	2,607
Present value of Terminal value	25,867	25,187
Accessory capital	5,806	1,603
Value (W)	*39,259*	*33,685*

With respect to the application of this criterion, in addition to the description set forth in point 6.3.2.2., the following should be noted:

- for the determination of prospective earnings until the last year of "analytical" forecasts, the values estimated by the Banks have been used. Since the reference date for the present estimate is 30th June 2006, 2006 earnings have been considered in the amount pertaining to the second half;
- earnings of each year have been normalised to eliminate or limit the effects of the extraordinary or non-recurring income components. Each adjustment has been recorded considering the related tax effect. Intesa's normalised expected earnings have been adjusted to consider among others, the sale of Cariparma, FriulAdria and 193 branches; similarly the results of Sanpaolo IMI have been adjusted to make them consistent with the aforementioned approach which entails taking into account the liquidity derived from the "Eurizon transaction" as accessory capital;
- the terminal value (**TV**) has been calculated by discounting the expected normalised earnings obtained by (i) calculating average earnings in the 2007-2009 period and (ii) applying the growth rate **g** to such average. The use of the growth rate **g** may be explained by the assumption that, following the period of "analytical" forecasts, nominal earnings increase at a rate equal to **g**. As a

result, for the purposes of determining the terminal value, the capitalisation rate has been assumed to be equal to **Ke - g**;

- the growth rate **g** has been assumed to be equal to 1.9% for Intesa and 2.5% for Sanpaolo IMI for the reasons already described in point 6.4.1.1;
- the capitalisation rate (**Ke**) has been determined on the basis of the CAPM. The calculation is therefore consistent with that used in the determination of **Ke** when applying the DDM criterion (see Table 2);
- the value of the accessory capital – added to the results of the discounting / capitalisation process applied to earnings – was calculated as described in the preceding point 6.4.1.1.

6.4.1.3. The application of the combined UEC criterion.

The valuations of Intesa and Sanpaolo IMI, calculated on the basis of the UEC criterion, are set out in table 4.

Table 4: values according to the combined UEC criterion.

(in millions of euro)	**Intesa**	**Sanpaolo IMI**
Adjusted shareholders' equity **(K)**	14,165	12,707
Value of deposits **(I)**	12,371	13,692
Adjusted complex shareholders' equity (K')	**26,535**	**26,399**
Expected normalised earnings **(R)**	2,425	2,226
Real return on equity **(i)**	7.73%	7.88%
Capitalisation rate **(i')**	2.38%	2.38%
Holding period **(n)**	8	8
Goodwill	**2,688**	**1,052**
Accessory capital	**5,806**	**1,603**
Value (W)	***35,029***	***29,054***

The application of the criterion under examination, as already described in section 6.3.2.3, has required the quantification of the following aggregates:

- adjusted shareholders' equity (K): was determined assuming, as a starting point the carrying amount of shareholders' equity as at 30th June 2006, inclusive of net income for the first half of 2006. The carrying amount of shareholders' equity determined in this way was adjusted to take into account the goodwill in the balance sheet (as at 30th June 2006). This was done in light of the fact that goodwill determined with the current estimate already includes such values. In recording this adjustment, where necessary, the applicable tax effects have also been taken into account.

As already indicated above, the sale of the equity investments (Cariparma and FriulAdria) and the 193 branches have been taken into account with respect to Intesa. In particular, the portion of consolidated shareholders' equity attributable to such assets has been deducted. Shareholders' equity of Sanpaolo IMI as at 30th June 2006 has been appropriately adjusted to take into account the effects of the "Eurizon transaction".

Table 5 summarises, for Intesa and Sanpaolo separately, the quantification of adjusted shareholders' equity described.

Table 5: *adjusted shareholders' equity.*

(in millions of euro)	Intesa	Sanpaolo IMI
Carrying amount of shareholders' equity as at 30.6.2006	16,832	13,949
Total adjustments	(2,667)	(1,242)
Adjusted shareholders' equity (K) as at 30.6.2006	14,165	12,707

- The value of deposits (I): has been calculated on the basis of direct and indirect customer deposits as at 30th June 2006, resulting from the half-year reports of the two Banks. This consolidated value has been adjusted to deduct stakes pertaining to third parties (that is, external to Gruppo Intesa and Gruppo Sanpaolo) in the main subsidiaries which are not wholly-owned by the two Parent Companies.

  For Intesa, the adjustment mostly relates to the deposits of Banca di Trento e Bolzano, Casse di Risparmio del Centro and Intesa Holding International. Furthermore, the amounts attributable to Cariparma, FriulAdria and the 193 branches have been deducted from the consolidated figures.

  For Sanpaolo the adjustment relates to the third-party deposits attributable to Eurizon.

  To evaluate goodwill, multipliers consistent with past experience have been used. Such multipliers have been differentiated, according to standard practice, based on the various types of deposit. It should be noted that Banca Fideuram's indirect customer deposits have been valued based on a specific multiplier of 5%. This coefficient is based on both the earnings parameters expressive of the performance which may be associated to this type of deposit, and the valuation of deposits implicit in the Bank's stock market prices.

  Table 6 summarises the multipliers applied.

Table 6: percentage multipliers used to value deposits.

DEPOSIT CLASSES	Multipliers
Direct customer deposits:	
- current accounts	8%
- saving deposits	8%
- commercial paper	4%
- certificates of deposit and bonds	4%
- repurchase agreements	1.5%
Indirect customer deposits:	
- assets under administration and in custody	1%
- assets under management	3%
- Banca Fideuram deposits	5%

The valuation of customer deposits resulted in the determination of goodwill of 12,371 million euro for Intesa and of 13,692 million euro for Sanpaolo.

- Expected normalised earnings (**R**): have been determined using as input 2005 consolidated net income and consolidated profitability prospects for the 2006-2009 period. As already indicated in the description of the earnings method (point 6.3.2.2.), the results for each year under consideration have been subjected to the normalisation process, aimed at eliminating or limiting the effects of the extraordinary or non-recurring income items.

  Each adjustment has been recorded taking into account the related tax effect. Adjusted net income of each year has been adjusted for inflation; that is, it has been expressed in consistent monetary terms (euro 2006).

  For the purpose of the normalisation process it has been deemed appropriate to assume, as reference for the valuation, the figures for the entire 2005-2009 period, attributing the same weight to each of the income considered.

  Expected normalised income (**R**) was therefore valued at 2,425 million euro for Intesa and 2,226 million euro for Sanpaolo.

- The rates and the reference time horizon (**i**, **i'** and **n**).
  The rate **i** represents a measure, expressed in real terms, of the "opportunity cost" of the investment in the equity of each Bank. Again it has been determined using the CAPM and has been calculated using the same parameters indicated in point 6.4.1.1. The nominal rate has been reduced using an expected inflation of 1.9%. Therefore the real rate **i** equalled 7.73% for Intesa and 7.88% for Sanpaolo IMI.

  The rate **i'** is intended, according to standard practice, to be the financial return associated with the passage of time; the rate under examination is therefore not affected by the specific risk of the company being valued and has been assumed to equal to the return on risk-free investments. It is equal to the risk-free rate indicated in table 2 above less expected inflation.

  The period of **n** years was defined as 8 in accordance with the standard practice in this field.

- The determination of accessory capital: the value of accessory capital – for both Banks aggregated with the results of the discounting / capitalisation process applied to earnings – was calculated as described in the preceding point 6.4.1.1.

6.4.1.4 The application of the market multiples criterion.

The values of Intesa and Sanpaolo IMI determined on the basis of the market multiples criterion are set out in table 7.

Table 7: values according to the market multiples criterion.

(in millions of euro)	Intesa			Sanpaolo IMI		
	2006	*2007*	*2008*	*2006*	*2007*	*2008*
Average P/E multiple of the sample	10.694	9.879	8.965	10.694	9.879	8.965
Earnings	2,341	2,600	2,775	2,027	2,211	2,619
Accessory capital	5,806	5,806	5,806	1,603	1,603	1,603
Value (W)	***30,841***	***31,493***	***30,687***	***23,284***	***23,443***	***25,085***

(in millions of euro)	Intesa			Sanpaolo IMI		
	2006	*2007*	*2008*	*2006*	*2007*	*2008*
Average P/BV multiple of the sample	1.938	1.753	1.588	1.938	1.753	1.588
Book value	15,959	16,903	17,815	15,414	16,469	17,828
Accessory capital	5,806	5,806	5,806	1,603	1,603	1,603
Value (W)	***36,739***	***35,435***	***34,100***	***31,479***	***30,472***	***29,919***

The application of the market multiples criterion, as already illustrated in point 6.3.2.4, necessitated:

- the selection of a sample of listed banks comparable with those being evaluated: for this purpose the most significant variable is size, as expressed by market capitalisation of the companies. This decision stems from the fact that the market for bank equity behaves uniformly – and seems, therefore, to be significantly segmentable – based on size. Accordingly, Intesa and Sanpaolo are included among the largest European banks. For the purpose of identifying a sufficiently wide and significant sample of comparables, 21 European banks (in the "Euro Zone", as well as in Switzerland and in the United Kingdom) listed on the respective Stock Exchanges have been selected. The sample is made up of banks which present a market capitalisation no less than 50% of that of Intesa and Sanpaolo (that is no lower than 15 billion euro) and no higher than

50% of the total capitalisation of the "Intesa-Sanpaolo aggregate" (that is, no higher than 90 billion euro)[6];

- <u>the choice of multiples</u>: the multiples which are most frequently used in bank valuations have been used. These are the Price / Book value or P/BV ratio and Price / Earning or P/E ratio.

The relevant aggregates for the calculation of such multiples have been determined as follows:

- market value (**P**) has been assumed to equal the market capitalisation, calculated as the product of the average unit value over a consistent period of time and the number of shares determined on a fully diluted basis. The unit values have been determined on the basis of the average, weighted by volumes, of the reference prices in the last 30 stock market days which preceded the first rumours on the merger under examination (30 days preceding 22nd August 2006);
- shareholders' equity (**BV**) has been assumed equal to the year-end value of the consensus for 2006, 2007 and 2008;
- expected consolidated net income (**E**) has been calculated using the value of the consensus for the 2006-2008 period.

The source of market quotes and expected income estimates was the database IBES – Datastream.

With respect to the income statement and balance sheet figures to which to apply the multipliers described above, the expected values in the business plans have been adjusted to take into account the effects, for Intesa, of the agreement with CA and, for Sanpaolo IMI, of the "Eurizon transaction" according to the terms described above. The final value determined using market multipliers was summed up with accessory capital, as in respect of the other criteria described above.

6.4.1.5. <u>The application of the linear regression criterion.</u>

The results for Intesa and Sanpaolo IMI of the application of the linear regression criterion are summarised in table 8.

Table 8: values according to the linear regression criterion.

(in millions of euro)	**Intesa**		**Sanpaolo IMI**	
	2007	***2008***	***2007***	***2008***
Expected ROAE	15.8%	16.0%	13.9%	15.3%
P/BV 2006	1.596	1.614	1.348	1.522
Reference carrying amount of shareholders' equity	15,959	15,959	15,414	15,414

[6] In particular, the following banks have been considered: BNC Santander CTL, BNP Paribas, Unicredit Banca, BBV Argentaria, Société Générale, Crédit Agricole, Deutsche Bank, ABN Ambro, Fortis, KBC Groupe, Dexia, Commerzbank, Allied Irish Banks, UBS, Royal Bank of Scotland, Barclays, Hbos, Credit Suisse, LLOYDS TSB Group, Standard Chartered, Danske Bank.

Accessory capital	5,806	5,806	1,603	1,603
Value (W)	*31,282*	*31,560*	*22,389*	*25,057*

In the application of the linear regression criterion, expected ROAE and the Price/Book Value (P/BV) multiple of the same sample used for the application of the market multiples criterion have been estimated.

The significant aggregates for the application of the criterion under examination have been estimated as follows:

- **ROAE** has been determined as the ratio between income expected for 2007 and 2008 and average expected shareholders' equity for 2007 and 2008;
- shareholders' equity (**BV**) has been assumed to equal the consensus value as at 31st December 2006 provided by IBES – Datastream on the basis of the forecasts made by financial analysts;
- the **"P/BV" ratio** has been calculated comparing market capitalisation, expressed by the average quotes, weighted by volumes traded, of the 30 stock market days ended on 22nd August 2006, with expected shareholders' equity as at 31st December 2006.

The R^2 of the analysis, expressing the statistical correlation of the figures under consideration, was between 0.87 and 0.86 (depending on the reference time frame); this value confirms the significance of the regression.

Applying this criterion, and assuming an expected ROAE for 2007 for Intesa equal to approximately 15.8% and an expected ROAE for 2008 equal to approximately 16.0%, both derived from the business plan appropriately adjusted to take into account the effects of the sale of the equity investments and of the 193 branches, the value attributable to the capital of the Bank (inclusive of accessory capital) equals 31,282 million euro and 31,560 million euro, respectively. For Sanpaolo given an expected ROAE for 2007 equal to 13.9% and an expected ROAE for 2008 equal to 15.3%, both derived from the business plan appropriately adjusted to consider the effects of the "Eurizon transaction", the value of the Bank (inclusive of accessory capital) equals 22,389 million euro and 25,057 million euro, respectively.

Figures 1 and 2 represent the regressions calculated using as reference the figures described above.

Figure 1: linear regression P/BV '06 and ROAE '07


LINEAR REGRESSION P/BV '06 and ROAE '07
y = 12.667x - 0.4081
R^2 = 0.8748
P/BV '06
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.00%
5.00%
10.00%
15.00%
20.00%
25.00%
30.00%
35.00%
ROAE '07



Figure 2: linear regression P/BV '06 and ROAE '08


LINEAR REGRESSION P/BV '06 and ROAE '08
y = 12.895x - 0.448
R^2 = 0.8647
P/BV 06
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.00%
5.00%
10.00%
15.00%
20.00%
25.00%
30.00%
35.00%
ROAE '08

With respect to the income statement and balance sheet amounts to which to apply the multipliers described above, the expected values of the plans have been adjusted to take into account, for Intesa, the agreement with CA and, for Sanpaolo IMI, the "Eurizon transaction" according to the terms illustrated above. The final value determined with the criterion under consideration was summed up with the value of accessory capital, as in the other criteria described above.

6.4.2. The application of control valuation criteria.

6.4.2.1. The application of the stock price criterion.

The values per share of Intesa and Sanpaolo IMI resulting from the application of the stock price criterion are summarised in table 9.

Table 9: values per share according to the stock price criterion.

(in euro)	Intesa	Sanpaolo IMI
Average 30 days	4.50	14.02
Average 60 days	4.50	13.84
Average 90 days	4.57	14.15

For the purposes of the application of this method it was deemed appropriate to consider the trend of the two stock prices over a sufficiently long time frame for the purpose of limiting short-term fluctuations. In particular, averages have been considered – both arithmetic and weighted by volumes traded – of the market prices of Intesa and Sanpaolo ordinary shares, relative to the following time horizons, ending on 22.8.2006: 30 Stock exchange trading days, 60 Stock exchange trading days and 90 Stock exchange trading days.

As previously indicated, 22.8.2006 represents the last date before the first rumours concerning the merger began to circulate.

Considering the significant similarity between the results emerging from the use of the arithmetic and the weighted average[7] methods, the results from the use of the arithmetic average of share prices have been used.

6.4.2.2. The application of the equity report criterion.

The values per share of Intesa and Sanpaolo IMI resulting from the application of the "*equity report*" criterion are summarised in table 10.

Table 10: values according to the equity report criterion.

(in euro)	Intesa	Sanpaolo IMI
Average value per share	5.17	15.70

To apply such valuation methodology, the target prices of the reports issued by Italian and international analysts in the period 15th May 2006 – 22nd August 2006 for Intesa and 12th May 2006 – 22nd August 2006 for Sanpaolo IMI have been used. The initial date of the period for the collection of the information is just after the publication by the Banks, of the first quarterly report for 2006; the final date of the period reflects the intent to exclude the reports influenced by market "rumours" connected to the merger.

[7] In fact, values per share resulting from the calculation of the average share prices weighted by volumes traded – respectively 30, 60 and 90 day average – are for Intesa: 4.51, 4.49, 4.64; for Sanpaolo: 14.02, 13.80, 14.30.

The reports considered are those prepared by analysts which cover the stocks of both Banks. This was done for the purpose of achieving consistency between the different valuation methods, in the respect of the general principles which underlie valuations of mergers.

In particular, the following reports have been taken into account with respect to Intesa: Citigroup 15.5.2006; Kepler 15.5.2006; Mediobanca 15.5.2006; Société Générale 15.5.2006; KBW 15.5.2006; Banca Leonardo 15.5.2006; Merrill Lynch 15.5.2006; Intermonte 25.5.2006; Credit Suisse 1.6.2006; UBM 26.6.2006; JPMorgan 12.7.2006. The following reports have been analysed for Sanpaolo IMI: Kepler 15.5.2006; Mediobanca 15.5.2006; Citigroup 15.5.2006; KBW 15.5.2006; Merrill Lynch 15.5.2006; Société Générale 15.5.2006; Intermonte 25.5.2006; Credit Suisse 1.6.2006; UBM 26.6.2006; Banca Leonardo 5.7.2006; JPMorgan 26.7.2006.

6.5. VALUATION SUMMARY AND THE EXCHANGE RATIOS

6.5.1. Share capital and number of shares of Intesa and Sanpaolo

Intesa's share capital at the estimate's reference date amounted to 3,613,001,196 euro comprised of in 6,015,588,662 ordinary shares each with a nominal value of 0.52 euro and 932,490,561 saving shares each with a nominal value of 0.52 euro.

Sanpaolo IMI's share capital at the estimate's reference date amounted to 5,399,586,247 euro comprised of 1,590,672,318 ordinary shares each with a nominal value of 2.88 euro and 284,184,018 preference shares each with a nominal value of 2.88 euro.

The merger under examination is achieved through the exchange of both ordinary and preference shares of Sanpaolo IMI for Intesa ordinary shares. Sanpaolo IMI's preference shares are not listed and are treated, for the purpose of the exchange ratio, as equivalent to ordinary shares of Sanpaolo IMI. This, as already explained, is due to the fact that the Articles of Association of Sanpaolo IMI (art. 6) require the conversion at par of preference shares into ordinary shares should the latter be sold. Furthermore, it must be noted that the Framework Agreement relating to the merger under examination calls for the cancellation of treasury shares held by the Banks.

Therefore, for the purpose of the determination of the exchange ratio:

- Sanpaolo IMI's preference shares are equivalent to ordinary shares;
- treasury shares held by Intesa and Sanpaolo IMI are not taken into account in the calculation of unit value per share.

Therefore, the unit value per share of the two Banks is calculated on the basis of the number of outstanding non-treasury shares of the Banks.

The relevant number of shares for the purposes of the valuation is therefore the following:

for Intesa: 6,879,052,690;
for Sanpaolo IMI: 1,871,751,951.

For the calculation of the unit value of Intesa's ordinary shares it must be noted that the capital of Intesa is made up of both ordinary and saving shares.
Therefore, for the purpose of "transforming" the overall value of Intesa to the unit value per ordinary share, the number of saving shares must be appropriately weighted. This is possible – again according to standard practice – by calculating the number of "equivalent ordinary shares" per saving share on the basis of the difference in the values of the two classes of shares. To this end the difference in values recorded on the Stock Exchange in the 30 days ending on 22nd August 2006 was taken into account; such difference is the result of the comparison of the respective averages, weighted by volumes traded, of the reference prices (source IBES - Datastream).

The results of the application of the estimation criteria described in the paragraphs above are illustrated below, both in overall terms and in terms of unit value per ordinary shares of the two Banks.

For the reasons illustrated above, valuations contained in this chapter refer exclusively to the ordinary shares of Intesa and Sanpaolo IMI.

6.5.2. Total and unit values and exchange ratios

6.5.2.1. Results of the application of the DDM criterion

The application of the DDM criterion leads to the determination of overall values of Intesa and Sanpaolo IMI, based on the parameters described in par. 6.3.2.1. and 6.4.1.1., and summarised in table 11.

Table 11: overall values according to the DDM criterion.

(in millions of euro)	**Intesa**	**Sanpaolo IMI**
Present value of dividend flows (in the period of the business plan)	6,459	4,628
Perpetual free cash flow to equity	2,534	2,252
Present value of Terminal value	22,143	20,755
Accessory capital	5,806	1,603
Value (W)	*34,408*	*26,987*

Such overall values correspond to the values per share and the exchange ratio indicated in table 12.

Table 12: values per share according to the DDM criterion and exchange ratio.

	Intesa ***(in euro)***	**Sanpaolo IMI** ***(in euro)***	**Exchange ratio**
Value per share	5.00	14.42	2.883

6.5.2.2. Results of the application of the earnings criterion

The application of the earnings criterion leads to the determination of overall values of Intesa and Sanpaolo IMI, based on the parameters described in par. 6.3.2.2. and 6.4.1.2., summarised in table 13.

Table 13: overall values according to the earnings criterion.

(in millions of euro)	Intesa	Sanpaolo IMI
Present value of earnings flows (in the period of the business plan)	7,586	6,895
Perpetual earnings flow	2,826	2,607
Present value of Terminal value	25,868	25,186
Accessory capital	5,806	1,603
Value (W)	*39,259*	*33,685*

The aforementioned overall values correspond to the values per share and the exchange ratio set out in table 14.

Table 14: values per share according to the earnings criterion and the exchange ratio.

	Intesa *(in euro)*	Sanpaolo IMI *(in euro)*	Exchange ratio
Value per share	5.71	18.00	3.153

6.5.2.3. Results of the application of the combined UEC criterion.

The combined UEC criterion leads to the definition of values for Intesa and Sanpaolo IMI, set out in table 15.

Table 15: overall values according to the combined UEC criterion.

(in millions of euro)	Intesa	Sanpaolo IMI
Adjusted complex shareholders' equity (K')	26,535	26,399
Goodwill	2,688	1,052
Accessory capital	5,806	1,603
Value (W)	*35,029*	*29,054*

Such overall values correspond to the unit values of the ordinary shares and to the related exchange ratio indicated in table 16.

Table 16: values per share according to the combined UEC criterion and exchange ratio.

	Intesa *(in euro)*	Sanpaolo IMI *(in euro)*	Exchange ratio
Value per share	5.09	15.52	3.048

6.5.2.4. Results of the application of market multiples criterion.

This criterion results in the determination of the overall values of Intesa and Sanpaolo IMI, set out in table 17.

Table 17: overall values according to the market multiples criterion.

(in millions of euro)	Intesa			Sanpaolo IMI		
	2006	***2007***	***2008***	***2006***	***2007***	***2008***
Average P/E multiple of the sample	10.694	9.879	8.965	10.694	9.879	8.965
Earnings	2,341	2,600	2,775	2,027	2,211	2,619
Accessory capital	5,806	5,806	5,806	1,603	1,603	1,603
Value (W)	***30,841***	***31,493***	***30,687***	***23,284***	***23,443***	***25,085***

(in millions of euro)	Intesa			Sanpaolo IMI		
	2006	***2007***	***2008***	***2006***	***2007***	***2008***
Average P/BV multiple of the sample	1.938	1.753	1.588	1.938	1.753	1.588
Book value	15,959	16,903	17,815	15,414	16,469	17,828
Accessory capital	5,806	5,806	5,806	1,603	1,603	1,603
Value (W)	***36,739***	***35,435***	***34,100***	***31,479***	***30,472***	***29,919***

The values for the ordinary shares of Intesa and Sanpaolo IMI resulting from the application of such methodologies and the related exchange ratio are set out in table 18.

Table 18: values per share according to the market multiples criterion and exchange ratio.

	Intesa *(in euro)*			**Sanpaolo IMI *(in euro)***			**Exchange ratio**		
	2006	***2007***	***2008***	***2006***	***2007***	***2008***	***2006***	***2007***	***2008***
Value per share P/E multiple	4.48	4.58	4.46	12.44	12.52	13.40	2.775	2.736	3.004
Value per share P/BV multiple	5.34	5.15	4.96	16.82	16.28	15.98	3.149	3.161	3.225

6.5.2.5. Results of the application of the linear regression criterion.

This criterion results in the determination of the overall values of Intesa and of Sanpaolo IMI, indicated in table 19.

Table 19: overall values according to the linear regression criterion

(in millions of euro)	Intesa		Sanpaolo IMI	
	2007	*2008*	*2007*	*2008*
Expected ROAE	15.8%	16.0%	13.9%	15.3%
P/BV 2006	1.596	1.614	1.348	1.522
Reference carrying amount of shareholders' equity	15,959	15,959	15,414	15,414
Accessory capital	5,806	5,806	1,603	1,603
Value (W)	**31,282**	**31,560**	**22,389**	**25,057**

The values for the ordinary shares of Intesa and of Sanpaolo IMI resulting from the application of such methodologies and the related exchange ratio are set out in table 20.

Table 20: values per share according to the linear regression criterion and exchange ratio.

	Intesa *(in euro)*	**Sanpaolo IMI** *(in euro)*	**Exchange ratio**
ROAE 2007	4.55	11.96	2.630
ROAE 2008	4.59	13.39	2.918

6.5.2.6. Results of the application of the stock price criterion

The average stock price under consideration results in the exchange ratios in table 21.

Table 21: values per share according to the stock price criterion and exchange ratio.

	Intesa *(in euro)*	**Sanpaolo IMI** *(in euro)*	**Exchange ratio**
Average 30 days	4.50	14.02	3.115
Average 60 days	4.50	13.84	3.079
Average 90 days	4.57	14.15	3.099

6.5.2.7. *Results of the application of the equity report criterion*

The application of this methodology results in the following values for the ordinary shares of Intesa and of Sanpaolo IMI and to the related exchange ratio set out in table 22.

Table 22: values per share according to the equity report criterion and exchange ratio.

	Intesa *(in euro)*	**Sanpaolo IMI** *(in euro)*	**Exchange ratio**
Average value per share	5.17	15.70	3.038

6.5.3. Sensitivity analysis

A sensitivity analysis has been conducted on the results reached with the economic-analytical valuation methods. This analysis is aimed at verifying the sensitivity of the exchange ratios to changes in the primary parameters used in the estimation (risk premium, growth rate g, discounting period, etc...) within reasonable intervals. The aforementioned analysis confirmed the significance of the applied results of the adopted criteria.

6.5.4. Principal difficulties in the valuation.

The principal difficulties encountered in undertaking the valuation are set forth below.

a) Use of the consolidated financial statements as primary reference for the determination of adjusted shareholders' equity and of expected earnings flows. The use of the consolidated financial statements, which is necessary since the companies to be merged are Parent Companies of complex Groups, generates certain complexities in the process for the adjustment of shareholders' equity and earnings due to the diversity of minority stakes in the earnings and shareholders' equity of Group companies and in their variability over time.
b) Existence of ordinary shares and saving shares. The calculation of the unit value of the ordinary share in presence of quotation differences between ordinary shares and saving shares requires the calculation of the number of ordinary shares equivalent to saving shares considered.
c) The transformation of Gruppo Intesa and Gruppo Sanpaolo IMI. The sale of the equity investments in Cariparma and FriulAdria and of 193 branches resulted in difficulties in the calculation of balance sheet aggregates and expected earnings and dividend flows. The figures of the business plan have also been adjusted to consider the effects of such sale. The same difficulties apply to Gruppo Sanpaolo, where the "Eurizon transaction" has required the adjustments of the aggregates considered in the application of the various valuation methods, also for the purpose of using a consistent approach, especially concerning the liquidity arising from the transaction, with that used for the estimation of Intesa.
d) Use of forward looking statements. Forward looking statements drawn from the prepared business plans have been used in the present estimations. Such figures, due to their very nature, are subject to uncertainty.

7. Manner of the issuance of the shares of Banca Intesa and the characteristics of such shares

The completion of the merger will entail the cancellation of all outstanding ordinary and preference shares of Sanpaolo IMI.

In exchange the shareholders of the merged company will be assigned, on the basis of the exchange ratio indicated above, up to a maximum of 5,841,113,544 Intesa ordinary shares each with a nominal value of 0.52 euro.

No cash adjustments will be offered to shareholders of the Banks.

No particular benefits will be made available to the Directors and the Statutory Auditors of the Banks.

In determining the maximum number of Intesa shares to be issued to the shareholders of Sanpaolo IMI, the 284,184,018 preference shares of Sanpaolo IMI have also been taken into account and the same exchange ratio as that of the ordinary shares has been used.

The deed of merger shall contain the waiver by one Sanpaolo IMI shareholder to the exchange of the fraction of share necessary to ensure the overall balancing of the transaction.

In any case, any fractional shares of the shareholders of the company to be merged shall be purchased at market prices, with no further charges related to expenses, stamp duties or commissions.

The newly-issued shares, which will be listed on the same terms as Intesa's currently outstanding shares, shall be available for the shareholders of the company to be merged according to the conditions typical of dematerialised shares trading through Monte Titoli S.p.A., starting from the first business day after the date in which the merger comes into effect. A specific notice regarding the merger shall contain the indication of such date and shall be published in at least one national daily newspaper in Italy.

The newly-issued Intesa ordinary shares shall have the same rights as those of the same class outstanding as of the issue date.

Therefore, newly-issued Intesa ordinary shares shall have rights to dividends accruing from 1st January 2006.

7.1. STOCK OPTION PLANS OF SANPAOLO IMI

Moreover, it must be noted that the Sanpaolo IMI Shareholders' Meeting of 30th April 2002, delegated to the Board of Directors the right to resolve upon the assignment to Group executives of free options to subscribe up to a maximum of 18,371,660 ordinary shares of Sanpaolo IMI.

Based on this delegated power, the Board of Directors resolved upon two stock option plans:

- the first on 17th December 2002: which led to the issuance of options to subscribe, in the period May 2005 – 15th May 2007, 8,280,000 newly-issued shares at a price of 7.1264 euro each. At the date of this report there are outstanding unexercised rights to subscribe 125,900 shares;
- the second on 14th November 2005: which led to the issuance of options to subscribe, in the period May 2009 – 30th April 2012, 9,650,000 shares at a price of 12.3074 euro each. As at 30th September 2006 none of these rights had been exercised.

Intesa shall take on the obligation of Sanpaolo IMI in the contracts stipulated with the beneficiaries of the stock option plans, offering them a number of Intesa ordinary shares determined in accordance with the exchange ratio.

Therefore, on the basis of the rules of the plans, following the merger into Intesa of Sanpaolo IMI and the expected exchange ratio, holders of the aforementioned options will have the right to subscribe respectively:

- for the plan resolved upon on 17th December 2002: a maximum of 392,179 Intesa ordinary shares at an issue price of 2.2878 euro each;
- for the plan resolved upon on 14th November 2005: 30,059,750 Intesa ordinary shares at an issue price of 3.9511 each.

In other words, stock option holders will have the right to subscribe a number of Intesa ordinary shares equal to that of the Sanpaolo IMI shares which he/she would have received in accordance with the original agreements, multiplied by the exchange ratio of 3.115, at a price per share equal to the original strike price divided by 3.115.

The price resulting from the division was rounded to the fourth highest decimal out of caution with respect to potential tax implications.

7.2. AMERICAN DEPOSITARY RECEIPTS

Sanpaolo IMI also issued American Depositary Receipts (ADR) listed on the New York Stock Exchange which attribute rights pertaining to Sanpaolo IMI shares according to the ratio of 1 ADR for each 2 shares. The exchange ratio set for the Sanpaolo IMI ordinary shares will also be applied to Sanpaolo IMI ordinary shares underlying such ADRs and new ADRs representing the ordinary shares of the surviving company will be issued with a ratio of such ordinary shares and such new ADRs yet to be defined.

8. Legal aspects of the merger

The combination of Gruppo Intesa and Gruppo Sanpaolo IMI will be achieved via the merger into Intesa of Sanpaolo IMI. Provisions set forth in articles from 2501 to 2505 *quater* of the Italian Civil Code will be applicable to the merger.

The surviving company, starting from the date in which the deed of merger has legal effect, will take on all the active and passive juridical relations and commitments of the merged company.

Pursuant to article 57, last paragraph, of the Testo Unico Bancario (the Combined banking regulations), following the merger the privileges and guarantees of any type, by whosoever given or in any case existing in favour of the companies taking part in the merger, will maintain their validity and ranking, without any need of formalisation or registration in respect of the company arising from the merger.

The merger becomes effective *vis-à-vis* third parties, pursuant to art. 2504-*bis*, par. 2, of the Italian Civil Code, from the date of last registration of the deed of merger, or from the following date which shall be indicated in the deed of merger and, in any case, no earlier than 1st January 2007.

For the purposes of the release of the report on the adequacy of the exchange ratio the following firms have been appointed respectively by the Tribunal of Milano and the Tribunal of Torino as experts pursuant to article 2501-*sexies* of the Italian Civil Code:

- for Intesa the Independent Auditors KPMG S.p.A.; and
- for Sanpaolo IMI the Independent Auditors PriceWaterhouseCoopers S.p.A.

9. Accounting aspects of the merger

As already indicated, the legal effects of the merger come into effect from the date indicated in the deed of merger, which may be subsequent to the last registration in the Company Register and, in any case, no earlier than 1st January 2007.

With respect to the accounting effects of the merger, as is generally known, Intesa and Sanpaolo IMI have adopted international accounting principles (IAS/IFRS) for the preparation of their financial statements.

Therefore, the merger will be accounted for and recorded in both the Parent Company's and the consolidated financial statements of the surviving company Intesa with reference not only to Italian accounting rules but also to international accounting principle IFRS 3 on business combinations.

The merger between Intesa and Sanpaolo IMI has been conceived of as a "merger of equals".

However, international accounting principles require that an acquirer be identified in any business combination. According to IFRS 3, mergers to the extent to which they imply the transfer of control of the merged company, must be considered acquisitions.

The acquirer is identified by the international accounting principles as the combining entity that obtains control of the other combining entities or businesses, meaning the power to govern the financial and operating policies of an entity for the purpose of obtaining rewards from its activities. To this end the main indicators of such power, in the specific case of mergers, are represented by (i) the number of new ordinary shares with voting rights issued with respect to total ordinary shares with voting rights which will make up the share capital of the surviving company after the merger, (ii) fair value of the entities taking part in the merger, (iii) the composition of the new governing body of the surviving company, and (iv) the entity which issues new shares. The number of newly-issued shares, the size of the two Groups, the entity issuing the new shares are the only quantitative factors which apply to the merger between Intesa and Sanpaolo IMI. In this respect Intesa is considered, from an "accounting" standpoint, the acquirer.

The recognition of acquisitions, provided for by IFRS 3, is – as mentioned – that of purchase cost, according to which the transaction must be recorded on the basis of the fair value of the acquired entity.

IFRS 3 requires that the cost of a business combination be determined as the sum of the fair value, at transaction date: (i) of assets sold, (ii) of liabilities undertaken and (iii) capital instruments issued by the acquirer in exchange of acquisition of control. To this value must be added (iv) costs directly attributable to the business combination.
Therefore, in the business combination between Intesa and Sanpaolo IMI the cost of the acquisition will be represented by the fair value at transaction date (that is from the date of the issue of new securities, which coincides with the date in which the merger comes into legal effects), of shares which the surviving company, Intesa, will issue in exchange of the shares of the merged company Sanpaolo IMI. Since such

shares are listed, the fair value of the Intesa share will be represented by the stock price on the market on the day in which the merger has legal effect, that is, by the last share price available.

The costs of the merger (professional fees, costs for reports and expert opinions, etc.) must be added to the value determined as described above.

The cost of the business combination must be allocated to assets, liabilities and potential liabilities of the merged company. It is therefore necessary to prepare a balance sheet as at the date in which the merger comes into legal effect recording at fair value the assets, liabilities and potential liabilities of the merged company.

The residual difference between the fair value of the issued shares and the values allocated in the assets of the merged company may be allocated to any intangible assets not recorded in the balance sheet of the merged company. After this allocation any further residual value must be recorded as goodwill.

The cost of the acquisition and, therefore, the difference arising from the merger in "pro-forma" documentation produced in this report, determined on the basis of the fair value of the shares of Intesa and the exchange ratio is, therefore, provisional, since it must be updated on the basis of the fair value of the ordinary shares of Intesa on the date in which the merger takes legal effect.

The cost must be allocated in the Parent Company's financial statements via the measurement of assets and liabilities and the identification of the intangible value of the merged entity. The same procedure must be followed for the consolidated financial statements, determining higher/lower values for assets/liabilities and any intangibles of Sanpaolo IMI.

IFRS 3 permits the provisional determination of the fair value of assets, liabilities and potential liabilities of the acquired entity and, therefore, the provisional allocation of the merger difference. The acquirer must however record the adjustment on provisional figures and complete the initial registration within twelve months from the date of acquisition with effect from the date of acquisition.

The Italian Civil Code (art. 2504-*bis*, par. 3), to simplify requirements for companies taking part in mergers, sets out that accounting effects may be backdated to a date before the date in which the merger has legal effect. Based on this rule, until the adoption of IAS/IFRS, the accounting effects of mergers were normally backdated to the 1st January of the year in which the transaction was closed in order to avoid having to prepare the financial statements of the merged company. A similar approach was adopted for tax purposes.

With the new international accounting principles, this approach may no longer be applied since the figures of the merged company must be acquired by the surviving company on the date in which the transfer of control occurs, that is, in this particular case, from the date in which the merger has legal effect.

The date of acquisition of control is the date in which the acquirer actually obtains control of the acquired entity and it is the date in which the balance sheet figures of the latter are recognised for the first time in the accounts of the acquirer. When the

acquisition is achieved via a single exchange, the date of exchange coincides with the date of acquisition.

Pursuant to IAS 27, control over a company is presumed when the controlling entity holds the majority of voting rights or the majority of directors, or has the power to determine the financial and operating policies, or appoint the majority of directors.

In the case of the merger between Intesa and Sanpaolo IMI such conditions will occur starting from the date in which the merger has legal effect.

In fact, this last date coincides with the issue of the new shares and the simultaneous cancellation of the shares of the merged company, with the cancellation of the merged company from the Company Register and the dissolution of the corporate bodies. From that moment the surviving company succeeds to the rights and obligations of the merged company.

Before that date and until that date shareholders of Sanpaolo IMI maintain unaltered rights and the directors of the Sanpaolo IMI remain in office. Shareholders and directors of Intesa until that date have no right to intervene in the operating decisions of Sanpaolo IMI.

The exchange of shares is the significant event for the purpose of the transfer of control.

Therefore, with reference to provisions of art. 2501-*ter,* par.1, No. 6, of the Italian Civil Code, the transactions carried out by the company to be merged shall be recorded in the financial statements of the surviving company Intesa as of 1st January 2007.

The merger will have effect for taxation purposes from the same date.

10. Tax aspects of the merger

10.1. TREATMENT FOR THE BANKS

The merger is "neutral" for tax purposes in so far as direct taxes are concerned. In fact, pursuant to art. 172 of the Testo Unico delle Imposte sui Redditi (Combined Tax Regulations) approved by Presidential Decree 917/86, the merger does not result in the realisation of income or losses for the parties involved in the merger which are significant for tax purposes (merged company, surviving company and also shareholders).

In particular, with respect to the merged company, the transfer of its shareholders' equity to the surviving company will not result in the realisation of latent capital gains or losses on assets and liabilities nor of goodwill.

Similarly, the items received by the surviving company are recognised at the same fiscal value which they had in the books of the merged company.

The determination of the surviving company's income does not take into account the surplus or deficit recorded in the financial statements due to the exchange ratio of the shares and the higher values in the balance sheet due to possible change of the difference to balance sheet elements of the merged company, including goodwill, are not taxable for the surviving company and are not recognised for fiscal purposes.

The shareholders' equity reserves subject to a suspended tax regime recorded in the last financial statements of the merged company must be reallocated in the financial statements of the surviving company and are subject to the regime provided for by par. 5 of the mentioned art. 172 of Combined Tax Regulations.

The merger is excluded from VAT and is subject to fixed taxes for registrations.

10.2. TREATMENT FOR SHAREHOLDERS

The exchange of shares of the merged company for shares of the surviving company will not lead to the realisation of income or losses for the shareholders of the former, since it merely implies the substitution of the securities of the merged company with those of the surviving company. The value recognised for tax purposes to the stake in the merged company is transferred to the shares of the surviving company received in exchange.

In conclusion, the merger into Intesa of Sanpaolo IMI will not result in any tax effects on the companies taking part in the merger, on their shareholders, on customers and other third parties.

11. Effects of the merger on Banca Intesa

11.1. EFFECTS ON THE BALANCE SHEET AND INCOME STATEMENT

This chapter contains pro-forma consolidated figures as at 30th June 2006 representing the significant effects of the merger and of the transfers to Crédit Agricole, illustrated above.

Pro-forma consolidated figures refer to financial statements forms provided for by Bank of Italy Circular 262 of 22nd December 2005 and are prepared in compliance with international accounting principles IAS/IFRS adopted by the European Union. Such figures have been compared to Gruppo Intesa's consolidated figures published in the Consolidated financial statements as at 30th June 2006.

Pro-forma consolidated figures have been obtained by applying to historical figures pro-forma adjustments to backdate the effects of the transactions described above: in particular, such effects have been backdated in the pro-forma consolidated balance sheet as if such transactions had occurred on 30th June 2006 and in the pro-forma consolidated statement of income as if they had occurred on 1st January 2006.

To aggregate figures obtained using the consolidated financial statements published by the two entities in their respective half-year reports, appropriate pro-forma adjustments have been applied to show the effects of the merger, provisionally measuring (since the definitive value of the capital increase will be represented by the stock price on the market on the day in which the merger comes into legal effects, that is by the last share price available) the new shares to be issued to support the exchange on the basis of the price of Banca Intesa shares as at 30th September 2006 and preliminarily recording in the caption "Difference arising from the merger" the difference between such value of the shares and Gruppo Sanpaolo IMI's consolidated shareholders' equity as at 30th June 2006.

Furthermore, intergroup transactions have been eliminated and pro-forma adjustments have been recorded to take into account the balance sheet and income statement effect[8] which will arise following the implementation of the agreement signed on 11th October 2006 by Banca Intesa and Crédit Agricole for the purpose of safeguarding the latter's strategic interests in Italy, that – as described in another part of the document – provides for the sale to Crédit Agricole of:

- the entire equity stake held by Banca Intesa in Cassa di Risparmio di Parma e Piacenza (100% of the capital) for a consideration of 3.8 billion euro;
- the entire equity stake held by Banca Intesa in Banca Popolare FriulAdria (76.05% of the capital) for a consideration of 836.5 million euro; and
- 193 Gruppo Intesa branches for a consideration of 1.3 billion euro.

In application of the preparation criteria of the pro-forma consolidated figures aimed at representing development of current operations, which require the exclusion of any non-recurring components, the pro-forma consolidated statement of income for the period ending as at 30th June 2006 does not take into account the capital gains on the sale of such assets to Crédit Agricole. The relevant amount, net of the fiscal

[8] With respect to the balance sheet and statement of income figures of the 193 branches sold, management figures have been used since the corresponding accounting values have not yet been quantified.

effect, has been recorded in the pro-forma consolidated balance sheet as at 30th June 2006 in the caption under shareholders' equity "Effect of disposal transaction".

Furthermore, the agreements signed with Crédit Agricole provide for the possibility for Banca Intesa – through the exercise of call/put options – of acquiring 65% of the asset management activities formerly referred to as Nextra and sold to Crédit Agricole at the end of 2005. If the project of setting up a pan-European joint-venture in the asset management activities is not deemed feasible by one of the parties, such options may be exercised during 2007. In consideration of the current uncertainty on the exercise of the aforementioned options, the possible effects of the transaction described above are not taken into account in the preparation of the pro-forma consolidated statement of income and balance sheet figures.

Therefore, pro-forma consolidated figures include:

- Gruppo Intesa consolidated figures;
- Gruppo Sanpaolo IMI consolidated figures;
- figures related to the assets sold to Crédit Agricole;
- intergroup eliminations;
- the effects of Banca Intesa's capital increase, to effect the merger, provisionally expressed as the market value of Intesa shares as at 30th September 2006; and
- the effects of the consolidation of Gruppo Sanpaolo IMI.

For an accurate interpretation of the information provided by pro-forma figures, it is necessary to note the following aspects:

- since these are representations built on assumptions, as if the merger and disposal transactions were closed at the dates taken as reference for the preparation of the pro-forma consolidated figures, instead of the date in which the merger comes into legal effects, historical figures would not have necessarily been equal to pro-forma figures;
- pro-forma figures do not reflect prospective figures since they are prepared to represent solely the effects which may be determined and objectively measured of merger and disposal transactions, without considering the potential effects due to variations in management policies and to operating decisions following the transactions.

Moreover, in consideration of the different purpose of pro-forma figures with respect to the figures of historical financial statements and the different calculation methods of the effects of acquisitions and disposals with reference to the balance sheet and the statement of income, pro-forma consolidated financial statements must be read and interpreted separately, without searching for accounting connections between the two documents.

As described above, the difference between the value of the capital increase to support the exchange and Gruppo Sanpaolo IMI's consolidated shareholders' equity was preliminarily recorded in the caption "Difference arising from the merger". Such difference in the pro-forma consolidated statement of income is not subject to amortisation. It must be noted that the merger will be accounted for using the "purchase method", which entails at the date in which the merger comes into legal

effects, the identification of the fair value of net assets and the allocation of the capital increase, attributing any excess with respect to such value to goodwill. Consequently, if in the allocation process property, equipment and intangible assets with finite useful life are identified, the future statements of income will include adjustments to such allocations.

Pro-forma consolidated balance sheet as at 30th June 2006

(in millions of euro)

Assets	Gruppo Intesa	Consolidated figures New Group (Pro-Forma)
Financial assets held for trading	51,160	69,537
Other financial assets [1]	7,307	61,072
Due from banks	29,338	66,213
Loans to customers	176,023	301,849
Property, equipment and intangible assets	4,211	7,633
Tax assets	2,817	5,128
Other assets	9,341	18,767
Difference arising from the merger (provisional)	-	16,332
Total Assets	**280,197**	**546,531**

Liabilities and Shareholders' Equity	Gruppo Intesa	Consolidated figures New Group (Pro-Forma)
Due to banks	36,598	72,682
Direct customer deposits [2]	193,761	320,697
Financial liabilities held for trading	16,750	23,545
Financial liabilities designated at fair value	-	25,386
Tax liabilities	1,658	2,650
Allowances for specific purpose [3]	2,856	4,974
Technical reserves	-	22,000
Other liabilities	10,997	22,704
Share capital	3,613	6,650
Reserves [4]	11,520	37,883
Valuation reserves	968	954
Effect of disposal transaction	-	3,981
Net income	1,476	2,425
Total Liabilities and Shareholders' Equity	**280,197**	**546,531**

[1] Sum of the items 30, 40 and 50.

[2] Sum of the items 20 and 30.

[3] Sum of the items 110 and 120.

[4] Sum of the items 170, 180, 200 and 210.

Pro-forma consolidated income statement as at 30th June 2006

(in millions of euro)

	Gruppo Intesa	Consolidated figures New Group (Pro-Forma)
Interest margin	2,640	4,659
Net fee and commission income	1,845	3,197
Net interest and other banking income	5,108	8,803
Net income from banking activities	4,825	8,355
Net income from banking and insurance activities	4,825	8,193
Operating expenses	-2,713	-4,697
Income (Loss) before tax from continuing operations	2,241	3,680
Income (Loss) after tax from continuing operations	1,491	2,423
Net income (loss)	1,534	2,510
Parent Company's net income (loss)	**1,476**	**2,425**

11.2. EFFECTS ON SHAREHOLDER BASE

Assuming the maximum increase in share capital, following the merger, the main shareholders of the surviving company, would be:

Shareholder	Percentage of share capital
Crédit Agricole	9.1%
Compagnia di San Paolo	7.0%
Gruppo Assicurazioni Generali	4.9%
Fondazione Cariplo	4.7%
Banco Santander Central Hispano	4.2%
Fondazione Cassa di Risparmio di Padova e Rovigo	3.5%
Fondazione Cassa di Risparmio in Bologna	2.7%
"Gruppo Lombardo"	2.5%
Giovanni Agnelli & C.	2.4%
Fondazione Cassa di Risparmio di Parma	2.2%
Capitalia	1.0%
Mediobanca	0.8%
Monte dei Paschi di Siena	0.7%
Reale Mutua	0.7%
Caisse Nationale des Caisses d'Epargne	0.7%

11.3. EFFECTS OF THE MERGER ON SHAREHOLDERS' AGREEMENTS, PURSUANT TO ART. 122 OF LEGISLATIVE DECREE 58 OF 24.2.1998

To date no communications have been received from shareholders taking part in Intesa's voting syndicate regarding the permanence in force or the cessation from the voting syndicate, for all or for some of the current members.

On 11th October 2006 Crédit Agricole – following the agreement with Intesa described in point 4. above – issued a press release in which it declared its intention to remain a shareholder of the new bank, reducing its stake to under 5%, and to exit from Intesa's voting syndicate.

12. New corporate governance

The merger plan sets forth that the Bank resulting from the merger will adopt a dual corporate governance system: the adoption of this model is expected to result in corporate governance which is better suited to the needs of the new corporate entity. First of all, the Supervisory Board combines certain powers typical of the Shareholders' Meeting, functions of the Board of Statutory Auditors and certain powers of "top management", and therefore performs direction and control functions, which also relate to the basis of decisions, with respect to the management of the company, functions which are more extensive than those typically performed by the Board of Statutory Auditors.

Furthermore, the aforementioned model provides for a clear separation between ownership and management, since the Supervisory Board is the intermediary between shareholders and the management body - the Management Board - and therefore seems to be more capable than the traditional model of effectively meeting the need for greater transparency and reducing potential conflicts of interest.

The multifaceted role attributed by law and, as described below, by the Articles of Association to the Supervisory Board, placed at the centre of the surviving company's internal operations, also emphasises the separation between control and the formation of strategic guidelines, on the one hand, and the management function on the other, permitting a better definition of the roles and responsibilities of the corporate bodies and ensuring the sound and prudent management of the Bank.

As is generally known, in the dual corporate governance system (recently introduced in Italian regulations) the Shareholders' Meeting appoints the Supervisory Board and it is this body that, in turn, appoints the Management Board, removes its members, determines their remuneration, commences liability actions against them and approves the financial statements.

The functions of the Management Board, similar to that of the Board of Directors in the traditional system and based on its discipline, consist of managing the company in accordance with the general strategic guidelines approved by the Supervisory Board to which Articles of Association also reserves the approval of the business and financial plans and the budgets of the Company and the Group prepared by the Management Board as well as authorising strategic and major economic-financial transactions.

First of all, this enables the attribution to the Supervisory Board of a "top management" function and of oversight, based on the consideration that effective control also implies the verification of particularly significant corporate projects before such projects are executed.

Secondly, such "top management" function permits shareholder representatives including minority shareholders, present on the Supervisory Board to be involved in principal management decisions in addition to the typical control functions.

In consideration of this, it was decided to broaden the representation of the Supervisory Board, by providing for a significant number of members appointed on

the basis of the list vote mechanism, for the purpose of ensuring that all shareholders, including minority shareholders, may put forward their candidates. This solution permits, compared to the "traditional" Board of Directors composed of a high number of members, the Supervisory Board not to be burdened by management activities which are attributed to a body (the Management Board) with a lower number of members.

The Management Board is in charge of the management of the company in compliance with the strategic guidelines approved by the Supervisory Board and has the power to make all the ordinary and extraordinary transactions necessary for the achievement of the corporate purpose and activities, save for some strategic transactions for which the Supervisory Board's authorisation is required. Furthermore, the Management Board appoints a Managing Director from amongst its members, who is Chief Executive Officer and supervises the company's management, within the powers he/she has been delegated and according to the general guidelines resolved upon by the Management Board.

The Supervisory Board

The Supervisory Board will be composed of a minimum of 15 up to a maximum of 21 members appointed by the Shareholders' Meeting by the list vote mechanism which entails the proportional division of the votes received by each list presented. Shareholders representing at least 1% of the ordinary share capital may submit a list of candidates. Supervisory Board members remain in office for three fiscal years, and their term expires at the date of the subsequent Shareholders' Meeting provided for by par. 2 of art. 2364-*bis*, of the Italian Civil Code. The expiration of their term becomes effective when the Supervisory Board, that until then maintains full powers, has been reconstituted. The Shareholders' Meeting must proceed without delay to the substitution of the members who leave service during the year, since no form of cooptation is provided for. If during any year the majority of the members of the Supervisory Board leaves service, the term of the entire Supervisory Board will be deemed to have expired and a Shareholders' Meeting for the appointment of the new Supervisory Board shall be called.

The Supervisory Board shall meet, upon notice by the Chairman, normally at least once a month. In order for its decisions to be valid the majority of its members in office must be present at the meeting and decisions are taken according to absolute majority of the votes of the member present. Resolutions concerning the appointment of the Chairman and of the Deputy Chairman of the Management Board and the approval of any appointments of Management Board members in competing groups shall be adopted with qualified majorities.

As mentioned above, the Articles of Association delegate to the Supervisory Board, in addition to matters reserved by law, the approval of: the Company's and the Group's general strategic guidelines, as well as business and financial plans, the budgets of the Parent Company and the Group prepared by the Management Board and strategic and major economic-financial transactions.

The Chairman of the Supervisory Board

The Chairman of the Supervisory Board will perform, in addition to promoting the activity of the Board and the Committees established within the Supervisory Board, an extremely significant role in the supervision and operation of control procedures and systems over the actions of the Parent Company and the Group and in the relations between the Supervisory Board and the Management Board, ensuring the efficient coordination of the actions of these corporate bodies.

The Management Board

The Management Board will be composed of a minimum of 7 up to a maximum of 11 members, appointed by the Supervisory Board, which determines their number at the time of appointment. The members shall remain in office, as resolved by the Supervisory Board, for a maximum of three financial years, and their term expires at the date of the meeting of the Supervisory Board called to approve the last financial statements of their appointment. If during any year one or more members of the Management Board leave service, the Supervisory Board will appoint substitutes for them. If the majority of the members appointed by the Supervisory Board leaves service, the term of the entire Management Board will be deemed to have been discharged until the date of the Supervisory Board resolution which will appoint new members. Similarly, the cessation of the Management Board due to the expiry of their term becomes legally effective from the date of its reconstitution by the Supervisory Board. The Chairman of the Management Board is appointed by the Supervisory Board.

In addition to competences that cannot be delegated according to law, the Articles of Association reserves to the Management Board numerous exclusive competences, closely related to the functions of management and organisation of the Company. For certain matters the approval of the Supervisory Board is also required.

The Management Board shall meet at least once a month. In order for the decisions of the Management Board to be valid, the majority of its members in office must be present at the meeting. Decisions are taken according to absolute majority of the votes of the members present, with the exception of certain matters (among which the appointment and removal of the Managing Director and of the General Managers and the delegation of their relative powers and the appointment and removal of the Manager charged with preparing the Company's financial reports) which must be approved by a majority of Management Board members in office.

The Chairman of the Management Board

The Chairman of the Management Board will have duties typical of the Chairman of the administrative body, in coordination with those of the Chairman of the Supervisory Board and with those attributed to the Managing Director, including the power to propose matters within the competence of the Management Board.

The Managing Director

The Management Board at the request of the Supervisory Board will appoint the Managing Director, who is the Chief Executive Officer, is responsible for personnel management and supervises the company's management within the powers he/she

has been delegated in accordance with the general strategic guidelines set by Company bodies.

Lastly, the Articles of Association set forth that the Management Board, having heard the opinion of the Supervisory Board, shall appoint one or more General Managers who report to the Managing Director according to their respective functions and competences. One General Manager may substitute for the Managing Director, save for functions which must be performed by the latter.

The General Managers

The Articles of Association set forth that the Management Board, having heard the opinion of the Supervisory Board, shall appoint one or more General Managers who report to the Managing Director according to their respective functions and competences.

The Committees

The new proposed text of Articles of Association sets forth that the Supervisory Board will set up:

- a Nomination Committee with the responsibility for selecting and proposing appointments of the members of the Management Board;
- a Remuneration Committee with the responsibility for proposing and consulting on compensation, pursuant to law and the Articles of Association; and
- an Internal Control Committee with the responsibility for proposing, consulting and enquiring on matters attributed to the Supervisory Board regarding internal control systems, risk management and the accounting system. The Committee, availing itself of the relevant corporate structures, may at any time carry out inspections and controls and may exchange information with the control bodies of Group companies concerning management and control systems and the general operation of the business. Members of the Committee shall take part to the Management Board meetings.

Furthermore, both the Supervisory Board and the Management Board may form other Technical Committees or Commissions with advisory functions.

Initial appointments – Effectiveness of the changes in the Articles of Association

The members of the Supervisory Board shall be appointed for the first time by the Ordinary Shareholders' Meeting of Intesa in accordance with the provisions of a specific transitory rule of the new Articles of Association which provides that 19 members be appointed and remain in office for three financial years by the list vote mechanism set forth in the Articles of Associations in force for the appointment of the Board of Statutory Auditors. The top 18 candidates from the list which obtains the highest number of votes and the first candidate of the list which receives the second highest number of votes shall be elected. In case of presentation of one list only, all the members of the Supervisory Board shall be elected from that list. The appointment of the aforementioned 19 Supervisory Board members shall come into effect when the merger comes into legal effect.

When the merger takes legal effect, a further Ordinary Shareholders' Meeting shall be called to appoint the additional 2 Supervisory Board members, who shall also remain in office for three financial years (with the exception of the portion of financial year elapsed from the date in which the merger comes into legal effect and the date from which their appointment comes into legal effect), and whose term shall therefore expire at the same time as the 19 Supervisory Board members indicated above. The appointment of the additional 2 Supervisory Board members shall occur using the list voting procedure provided for by the Articles of Association of the new Bank, but with a percentage of share capital for the presentation of the lists equal to at least 1%, and not exceeding 3% of share capital.

13. Changes in the Articles of Association

13.1. CAPITAL INCREASES

Due to the merger, article 5 of the Articles of Association of the surviving company, concerning share capital, will take into account the changes relating to the issuance of the shares to effect the merger, as described in point 7 above.

In particular, the maximum amount of Intesa's share capital increase, on the basis of the aforementioned exchange ratio, will be equal to 3,037,379,042.88 euro via the issue of up to a maximum of 5,841,113,544 new Intesa ordinary shares with a nominal value of 0.52 euro each.

Article 5 of Intesa's Articles of Association will also take into account the capital increases to support the exercise of the stock option plans resolved upon by the company to be merged as indicated in paragraph 7.1. The surviving company will provide for Sanpaolo IMI's stock option plans and, therefore, adopt a corresponding capital increase for the issue of a number ordinary shares updated on the basis of the exchange ratio used for the merger.

To this end, therefore, Intesa will resolve upon a capital increase for a maximum nominal amount of 15,835,003.08 euro via the issue of up to a maximum of 30,451,929 ordinary shares with a nominal value of 0.52 euro each[9].

13.2. ADOPTION OF A NEW TEXT FOR THE ARTICLES OF ASSOCIATION

Intesa's Extraordinary Shareholders' Meeting, called to approve the merger, will also be called to resolve upon the adoption of a new text of Articles of Association which will provide for, among other things:

- the adoption of a new name;
- the transfer of the registered office to Torino and the establishment of a secondary registered office in Milano;
- the dual corporate governance system, as described in point 12 above; and
- the appointment of the Manager charged with preparing the Company's financial reports, which appointment shall occur, in accordance with the mandatory opinion of the Supervisory Board, with a qualified majority.

In particular, among the most significant changes, in addition to those finalised at and deriving from the dual corporate governance system, are the following:

Art. 7: The competences of the Shareholders' Meeting have been redefined on the basis of the new competences attributed in the dual model to the other corporate bodies, providing for the fact, as permitted by law, that the Shareholders' Meeting be called to approve the financial statements in case they have not been approved by the Supervisory Board.

[9] It must be noted that these figures take into account 125,900 rights still outstanding attributed to managers of Gruppo Sanpaolo IMI within the first stock option plan (see par. 7.1.) exercisable both before and after the date in which the merger comes into legal effect and therefore already included in the figures concerning the capital increase indicated in the Merger Project and repeated in the first sentence of this section.

Art. 8: The powers to call the Shareholders' Meeting have been reformulated in line with provisions of the dual model and the ability of minority shareholders to request additions to the agenda of the meeting, pursuant to art. 126 *bis* of TUF (Combined regulations on financial intermediation) has been expressly provided for.
Provisions set forth that the Shareholders' Meeting may be called at the Registered office or in another location in the city where the Company has its Registered office.

Art. 9: for the purpose of permitting the widest possible participation in a Shareholders' Meeting the two day term within which communications of the intermediary issuing the certifications required by law must be received has been eliminated.

Transitory rules: Art. 34 concerns the appointments of the first members of the Supervisory board of the company, as indicated in preceding point 12.

Art. 35 defines the integrity, professional and independence requirements applicable to members of corporate bodies until a new supervisory and/or regulatory model is in force.

Art. 36 requires that the modification of the Key Terms of the Integration Plan, as defined in the plan for the merger, occur following a resolution of the Management Board adopted by a qualified majority, itself following the authorisation of the Supervisory Board also adopted by a qualified majority.

Final Consideration: Art. 37 acknowledges the appointment of the first members of the Supervisory Board by the Ordinary Shareholders' Meeting of the surviving company and the moment the appointment comes into legal effects, that is, from the date on which the merger comes into legal effect.

14. Board of Directors assessment with respect to the availability of the right of withdrawal

With respect to Intesa shareholders that are absent, abstain or vote against the merger, the right of withdrawal does not apply pursuant to articles 2437 *lett. g*) and 2437-*quinquies* of the Italian Civil Code.

Milano, 12th October 2006

The Board of Directors

Banca Intesa

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

Financial Statements as at 30th June 2006 pursuant to article 2501 quater of the Civil Code

File No. 82-35020

This is an English translation of the Italian original "Situazione patrimoniale al 30 giugno 2006 ex art. 2501 - quater c.c. " and has been prepared solely for the convenience of the reader.

The version in Italian takes precedence and will be made available to interested readers upon request to Banca Intesa S.p.A.
Corporate image and marketing communications Via Monte di Pietà, 8 - 20121 Milano, Italy
Fax +39 02 879.62898/63638.

Banca Intesa S.p.A.
Share capital 3,613,001,195.96 euro fully paid-in Registration number on the Milano Company Register and Fiscal Code 00799960158 Member of the National Interbank Deposit Guarantee Fund and of the National Guarantee Fund, included in the National Register of Banks No. 5361 and Parent Company of "Gruppo Intesa", included in the National Register of Banking Groups.

Contents

Board of Directors, General Management, Board of Statutory Auditors and Independent Auditors

Board of Directors

Chairman	*	Giovanni BAZOLI
Deputy Chairmen	*	Giampio BRACCHI
		René CARRON
Managing Director and Chief Executive Officer	*	Corrado PASSERA
Directors		Giovanni ANCARANI
		Francesco ARCUCCI
		Benito BENEDINI
		Antoine BERNHEIM
		Jean Frédéric DE LEUSSE
		Gilles DE MARGERIE
	*	Ariberto FASSATI
	*	Giancarlo FORESTIERI
		Paolo FUMAGALLI
		Giangiacomo NARDOZZI
		Georges PAUGET
		Eugenio PAVARANI
		Giovanni PERISSINOTTO
		Ugo RUFFOLO
		Gino TROMBI

* *Members of the Executive Committee*

General Management

General Manager	Corrado PASSERA

Board of Statutory Auditors

Chairman	Gianluca PONZELLINI
Auditors	Rosalba CASIRAGHI
	Paolo Andrea COLOMBO
	Franco DALLA SEGA
	Livio TORIO

Independent Auditors RECONTA ERNST & YOUNG

The Parent Company Banca Intesa

General aspects

Banca Intesa's Reclassified statement of income and Reclassified balance sheet as at 30th June 2006, respectively compared to as at 30th June 2005 and as at 31st December 2005 restated on a consistent basis to consider changes occurred are provided hereafter. In particular, as already indicated in the Annual report 2005, as of 1st July 2005, Banca Intesa was transferred the investment banking and capital market activities of the subsidiary Banca Caboto as well as the middle and back office activities and IT support of Nextra Investment Management SGR. Moreover, as already mentioned in the Consolidated report as at 31st March 2006, the contribution of a business branch for a net amount of 340 million euro to Banca Intesa Infrastrutture e Sviluppo came into effect as of 1st January 2006. The spin-off referred to assets and juridical relations relative to the pre-existing State and Infrastructures Department of the Parent Company as well as to personnel dedicated to managing relations with the Public Administration and companies operating in the realisation of infrastructures. Following such contribution, which mostly referred to loans to customers and due to customers (respectively approximately 6,600 million euro and approximately 960 million euro), Banca Intesa, sole shareholder, was attributed 340,000,000 shares of the new bank. Lastly, Intesa Gestione Crediti and Magazzini Generali Fiduciari Cariplo were merged in Banca Intesa as of 1st June 2006, but with accounting effects from the beginning of the year. The mergers were aimed at rationalising the Group's legal entities following the completion of the strategic projects which involved the two companies.

To permit a consistent comparison of statement of income figures as at 30th June 2006, in the comments below reference is made to comparative figures restated to consider the effects of the aforementioned operations, and to certain reclassifications for the purpose of a more effective representation of results. For completeness, in addition to consistent comparative figures, reclassified forms also contain figures as at 30th June 2005 and as at 31st December 2005 as published in the respective Reports. The effects of the company transactions described above are not considered in Banca Intesa's financial statements and in the relevant notes to the Parent Company's financial statements drawn up according to the forms defined by the Bank of Italy.

In detail, reclassifications of the statement of income are listed below:

- dividends on shares classified as assets available for sale and as assets held for trading are reallocated in profits (losses) on trading; likewise, the implicit cost for the financing of the purchase of shares held for trading is transferred from interest to profits (losses) on trading;
- interest rate differentials matured and collected on currency interest rate swaps which set out the exchange of two floating rates, classified as held for trading, stipulated to hedge floating rate funding in foreign currency, are recorded in net interest income considering their close correlation;
- fair value adjustments in hedge accounting are registered in net interest income due to their close correlation with the latter;
- profits and losses on disposal or repurchase of financial assets available for sale and of financial liabilities are included in profits (losses) on trading;
- recovery of expenses and of taxes and duties are directly deducted from administrative expenses instead of recorded in other operating income;
- profits and losses on disposal or repurchase of loans are posted in net adjustments to loans;
- net impairment losses on other financial activities, related to guarantees, commitments and credit derivatives, are registered in net adjustments to loans;
- the reduction in time value on loans is recorded in net interest income instead of being allocated in net adjustments to loans, since the phenomenon derives directly from the application of the amortised cost criterion in absence of changes in forecasted expected

future flows. A consistent approach is used for the time value of Employee termination indemnities and Allowances for risks and charges;

- permanent impairment of property, equipment and intangible assets is excluded from net adjustments to property, equipment and intangible assets – that thus solely express depreciation and amortisation – and are included in a residual caption which records net impairment losses on financial assets available for sale, investments held to maturity and other financial activities;
- profits (losses) on disposal of equity investments and Profits (Losses) on disposal of investments are recorded in Profits (losses) on investments held to maturity and on other investments.

Banca Intesa's statement of income as at 30th June 2006 closed with a net income of 1,641 million euro, almost doubled with respect to the 839 million euro of the first half of 2005. The significant increase was mostly attributable to the dividend paid by Intesa Holding Asset Management, in relation to the sale, at the end of last year, of 65% of Nextra Investment Management SGR (now CAAM SGR S.p.A.) to the Crédit Agricole group, transaction already illustrated in detail in the Annual report 2005. Excluding this dividend, which was non-recurring in both nature and amount, and the related tax impact, net income would have highlighted an approximately 12% increase with respect to the first half of 2005.

Reclassified statement of income

(in millions of euro)

	30.06.2006	30.06.2005 restated (*)	Changes amount	Changes %	30.06.2005
Net interest income	1,555	1,536	19	1.2	1,572
Dividends	930	262	668		262
Net fee and commission income	1,186	1,193	-7	-0.6	1,203
Profits (Losses) on trading	303	128	175		142
Other operating income (expenses)	87	72	15	20.8	36
Operating income	**4,061**	**3,191**	**870**	**27.3**	**3,215**
Personnel expenses	-1,021	-1,006	15	1.5	-1,014
Other administrative expenses	-575	-571	4	0.7	-554
Adjustments to property, equipment and intangible assets	-165	-153	12	7.8	-154
Operating costs	**-1,761**	**-1,730**	**31**	**1.8**	**-1,722**
Operating margin	**2,300**	**1,461**	**839**	**57.4**	**1,493**
Net provisions for risks and charges	-40	-118	-78	-66.1	-122
Net adjustments to loans	-215	-143	72	50.3	-151
Net impairment losses on other assets	-1	-8	-7	-87.5	-11
Profits (Losses) on investments held to maturity and on other investments	44	35	9	25.7	37
Income (Loss) before tax from continuing operations	**2,088**	**1,227**	**861**	**70.2**	**1,246**
Taxes on income from continuing operations	-447	-398	49	12.3	-404
Income (Loss) after tax from discontinued operations	-	10	-10		-
Net income	**1,641**	**839**	**802**	**95.6**	**842**

(*) Figures restated on a consistent basis

The reclassified statement of income for the first half of 2006, set out in the table, highlighted **operating income** – made up of revenues, costs and valuation effects on ordinary operations - amounting to 4,061 million euro, with an approximately 27% growth rate with respect to the consistent figure for the first half of 2005, in relation to the already-mentioned higher

contribution of the caption dividends. Excluding the non-recurring portion of the caption, operating income would record an approximately 5% rise.
Breakdown by component of *net interest income*, 1,555 million euro, showed a slight increase on the figure for the first half of 2005 (+1.2%), as a combined effect of the diverse contributions of the single components. More specifically, net interest income with customers recorded a rise which reflected the positive trend, in terms of both volumes and spread, registered by the retail segment and a lower contribution of corporate customers, in relation to the interest rate trend in the segment. Also investments in financial activities rose, while interest on interbank relations decreased. The cost of funding via securities showed an expansion, also considering differentials on hedging derivatives, ascribable to both higher funds raised with this contract type and the rise in interest rates.
Lastly, net interest income includes fair value adjustments in hedge accounting, positive for 6 million euro (*ex* 15 million euro), that reflects the imbalance of positive and negative variations in the fair value of hedging derivatives and the relevant assets and liabilities hedged.
Dividends (930 million euro), as already mentioned, made a significant contribution, mostly as a result of the dividend distributed by IHAM (704 million euro) on the gain realised from the sale of Nextra. Other significant distributed dividends referred to Intesa Mediofactoring (40 million euro), FriulAdria (33 million euro), Intesa Private banking (30 million euro), Setefi (23 million euro) and Intesa Leasing (20 million euro).
Net fee and commission income (-0.6% to 1,186 million euro) was in line with the first half of the previous year and was characterised by a practical stability of both the component referred to commercial banking activities and to management, dealing and consultancy. The latter included commissions on the placement of insurance products that continued to increase, and dealing commissions which was stable due to the success in placement of new products, such as Intesa Garanzia Attiva, a mutual fund with guaranteed capital, which almost offset the lower contribution of placement of third party bond issues.
Instead, *profits (losses) on trading*, which includes profits, losses and valuation effects on disposal of financial assets held for trading or profit or losses on financial assets available for sale, as well as dividends related to securities classified in such categories, highlighted, with 303 million euro, a considerable increase with respect to the 128 million euro of the first half of 2005, mostly ascribable to the positive trend of interest rate activities and to the stable contribution of equities. More specifically, interest rate activities generated a positive contribution of 33 million euro (*ex* -108 million euro) in part attributable to the recovery of a portion of credit risk adjustment on derivatives following lower volumes, while the contribution of equities – which includes the effects of disposal as well as valuation of certain equity stakes classified as held for trading – was stable at 182 million euro. Conversely, continuing the trend already evidenced in the previous quarter, decreases were recorded by profits on foreign exchange activities, though with far lower absolute values, (21 million euro, *ex* 38 million euro), while credit derivatives increased (28 million euro, *ex* -1 million euro). Profits on trading also include the recognition to the statement of income of profits and losses realised on financial assets available for sale and financial liabilities, which totalled 39 million euro (*ex* 16 million euro), mostly relative to the sale of private equity investments.
Other net operating income – which, in the reclassified statement of income, does not include the recoveries of expenses and taxes and duties, directly deducted from administrative expenses - amounted to 87 million euro (*ex* 72 million euro). The most significant amounts which make up the caption referred, among income, to consideration for services rendered to Group companies (84 million euro) and, among expenses, to amortisation of leasehold improvements (10 million euro).
The moderate rise in **operating costs**, which totalled 1,761 million euro (+1.8%), referred to personnel expenses and, to a lower extent, to administrative expenses. More specifically, personnel expenses posted a moderate increase (+1.5% to 1,021 million euro), as a result of lower costs due to the reduction in average headcount and higher charges mainly related to the provisions of the new national labour contract and to the wider use of atypical contracts. Administrative expenses (+0.7% to 575 million euro) recorded a modest increase – continuing the trend of the previous year – in relation to higher growth-related expenses. In presence of an overall downward trend in other expense captions, information technology, advertising and promotional expenses and training expenses increased, while especially general structure costs decreased. The rise recorded by adjustments to property, equipment and intangible assets

(approximately +8% to 165 million euro) reflected the increase in investments. On a quarterly basis, operating costs was slightly higher than the average of the previous quarters.
The trends of operating income and costs described above led to an **operating margin** of 2,300 million euro (approximately +57%). Excluding non-recurring income, operating margin would record an approximately 9% rise, while the relative cost/income ratio would be approximately 52%, improved by almost 2 points with respect to the first half of 2005.
Income before tax from continuing operations, at 2,088 million euro, highlighted an approximately 70% progress (approximately +13% net of non-recurring income). The figure was net of *net provisions for risks and charges* of 40 million euro, down with respect to the comparative figure (approximately -66%), due to the lower provisions required to adequately cover risks connected to legal disputes under way. Instead, *net adjustments to loans* rose up by approximately 50% to 215 million euro. More specifically, considering the various nonperforming loan categories, net adjustments referred to: doubtful loans for 119 million euro, substandard loans for 75 million euro, restructured loans for 3 million euro, and loans past due by over 180 days for 6 million euro. Collective measurement of performing loans, determined adjustments for 31 million euro, which permit to maintain a congruous coverage of performing loans. Lastly, valuation effects on guarantees and commitments was positive for 19 million euro. In the first half of 2005 net adjustments totalled 143 million euro.
Income before tax from continuing operations also reflected *net impairment losses on other assets* (1 million euro) as well as *profits on investments held to maturity and on other investments* (44 million euro), almost entirely made up of gains on sale of real estate (42 million euro); the caption includes net effects of disposal and valuation of equity investments (2 million euro).
After the registration of a tax charge of 447 million euro, *Net income* – as already illustrated above – highlighted, with 1,641 million euro, a growth rate exceeding 95% on the first half of 2005, which would in any case stand at approximately +12% excluding non-recurring income.

Reclassified balance sheet

(in millions of euro)

Assets	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Financial assets held for trading	37,059	38,776	-1,717	-4.4	38,892
Financial assets available for sale	2,910	2,575	335	13.0	2,771
Investments held to maturity	-	-	-		-
Due from banks	42,093	41,046	1,047	2.6	35,725
Loans to customers	107,091	104,022	3,069	3.0	110,567
Investments in associates and companies subject to joint control	11,888	11,798	90	0.8	11,568
Property, equipment and intangible assets	1,774	1,875	-101	-5.4	1,873
Tax assets	2,206	2,337	-131	-5.6	2,258
Non-current assets held for sale and discontinued operations	-	-	-		-
Other assets	3,758	4,165	-407	-9.8	4,151
Total Assets	**208,779**	**206,594**	**2,185**	**1.1**	**207,805**

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Due to banks	34,429	33,141	1,288	3.9	33,182
Direct customer deposits	139,805	136,885	2,920	2.1	137,862
Financial liabilities held for trading	10,559	14,061	-3,502	-24.9	14,136
Tax liabilities	1,019	457	562		437
Liabilities associated with non-current assets held for sale and discontinued operations	-	-	-		-
Other liabilities	6,349	5,611	738	13.2	5,728
Allowances for specific purpose	2,049	2,207	-158	-7.2	2,209
Share capital	3,613	3,596	17	0.5	3,596
Reserves	7,860	7,794	66	0.8	7,794
Valuation reserves	1,455	1,297	158	12.2	1,297
Net income	1,641	1,545	96	6.2	1,564
Total Liabilities and Shareholders' Equity	**208,779**	**206,594**	**2,185**	**1.1**	**207,805**

(*) Figures restated on a consistent basis

The tables above and the comments hereafter analyse the results recorded in the balance sheet as at 30th June 2006 compared to those of the end of 2005, restated to consider the changes occurred in the period.

For the purpose of a clearer and more immediate analysis of the balance sheet and financial situation, the condensed tables of assets and liabilities have been prepared via grouping of certain captions, which contain the following reclassifications:

- the inclusion of Cash and cash equivalents in the residual caption Other assets;
- the inclusion of hedging derivatives and Fair value change of financial assets/liabilities in hedged portfolios in Other assets/liabilities;
- the aggregation in just one caption of property and equipment and intangible assets;
- the aggregation of "Due to customers" and "Securities issued" in just one caption;
- the aggregation in just one caption of allowances for specific purpose (Employee termination indemnities and Allowances for risks and charges);
- the presentation of Reserves as just one aggregate.

Main balance sheet aggregates, compared to the corresponding figures as at 31st December 2005, restated on a consistent basis as described above, highlighted **loans to customers** of 107,091 million euro, up by approximately 3%. The rise reflected the diverse trends recorded by the various contract types which make up the aggregate. More specifically, mortgages

continued to grow, confirming the trend showed for some time (47,757 million euro, +6.5%), and at the end of the first half of 2006 represented almost 45% of total loans to customers. Also advances and other loans rose (41,514 million euro, +7.5%) mostly as a result of hot money transactions of considerable amount. Such trends more than offset the decline in current accounts (approximately -12% to 12,621 million euro). Decreases were also recorded by repurchase agreements (1,196 million euro, approximately -45%) while securities underwritten at the time of issue for the purpose of financing the issuer (954 million euro, *ex* 795 million euro) increased, though from lower absolute values.

Including value of related fair value hedge derivatives connected to loans to customers, which as at 30th June amounted to 34 million euro (*ex* 23 million euro), as well as the fair value change of assets in hedged portfolios (-2 million euro as at 30th June 2006), the overall growth of total loans to customers would be 3%, whereas it would increase to approximately 4% excluding the lower contribution of repurchase agreements, which typically have a financial nature.

As regards loan quality, non-performing loans amounted to 3,049 million euro and highlighted, considered together, a 136 million euro decrease (-4.3%). More specifically, breakdown of this caption showed an increase in substandard loans (from 612 million euro to 733 million euro) ascribable to the inclusion of certain retail positions as well as to certain corporate positions previously classified as substandard. Substandard loans recorded a modest rise (from 2,113 million euro to 2,188 million euro) deriving from the transfer of positions previously recorded in loans past due, which posted a considerable drop with respect to the figure of the end of 2005 (from 460 million euro to 119 million euro). As at 30th June restructured loans amounted to 9 million euro.

As to performing loans (104,042 million euro, +3.2%), collective provisions of 492 million euro, determined based on the risk configuration of customers, guaranteed a 0.47% coverage (0.54% net of repurchase agreements and loans to subsidiaries). A further 107 million euro covered off-balance sheet risks.

Also **direct customer deposits**, 139,805 million euro, highlighted a progress with respect to the figure at the end of 2005 (+2.1%). Breakdown by contract type was as follows: current accounts recorded a moderate decline (-1.9% to 71,750 million euro), repurchase agreements an increase (approximately +31% to 6,472 million euro), securities issued rose significantly (+4.6% to 59,600 million euro), especially due to the higher recourse to such funding by branches abroad.

Including in the aggregate the net value of related fair value hedge derivatives, which as at 30th June 2006 amounted to 1,015 million euro (224 million euro at the end of 2005), total customer deposits would highlight a 2.7% rise.

The significant increase in **indirect customer deposits**, up by 2.8% to 209,477 million euro, was entirely ascribable to assets under administration and in custody (+4% to 181,079 million euro), which highlighted considerable contributions by institutional customers in addition to the growth, though more contained, of the retail segment. Assets under management – which, after the closing of the agreement with Crédit Agricole, represented less than 14% of total indirect customer deposits – posted instead a decrease with respect to the figure at the end of 2005 (-4% to 28,398), since the persisting growth of bancassurance products was not sufficient to offset the reduction in individual portfolio management schemes, which were still affected by the transfer of positions to Intesa Private Banking.

Financial assets held for trading, which comprise debt securities and equities held for trading, net of liabilities, totalled 26,500 million euro, with a 7.2% increase with respect to the end of 2005. The figure includes debt securities (26,497 million euro) and equities (1,659 million euro), that overall highlighted a positive change (+1.3%) determined by higher inventories of branches abroad (+9.6%). The fair value of debt securities and equities was positive whereas derivatives (-630 million euro, -40.5%) and other financial liabilities held for trading (-1,026 million euro, -49%) presented negative net values.

Financial assets available for sale totalled 2,910 million euro, 13% higher than the figure at the end of 2005, and comprised equity investments of 1,769 million euro (+16.2%), private equity investments of 312 million euro (+8.3%) and debt securities and equities amounting to 419 million euro (approximately –7%). Lastly, the caption also included 410 million euro (*ex* 314 million euro) of loans, attributable to portions of syndicated loans destined to be placed with third parties.

Equity investments, that amounted to 11,888 million euro, comprised controlling equity stakes for 9,945 million euro and associates or jointly controlled equity stakes for 1,595 million euro. The caption includes, in consideration of its peculiarity, the equity investment in the Bank of Italy, amounting to 348 million euro. The net increase with respect to the consistent figure as at 31st December 2005 (+90 million euro) was mainly ascribable to three new private equity investments (approximately 160 million euro), in addition to the aforementioned acquisition of 35% of Credit Agricole Asset Management SGR (25 million euro) and of the further stake in Banca CIS (80 million euro). Among decreases, in addition to the mergers of Intesa Gestione Crediti (-83 million euro) and Magazzini Generali (-24 million euro), the most significant amounts referred to the disposals of Lazard (-78 million euro) and International Sailing Boats (- 38 million euro).

Auditors' review report on the interim Financial Statements as of and for the six months ended June 30,2006

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

AUDITORS' REVIEW REPORT ON THE INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Translation from the original Italian text)

To the Board of Directors of
Banca Intesa S.p.A.

1. We have reviewed the interim financial statements of Banca Intesa S.p.A. as of June 30, 2006 and for the six months ended, consisting of the balance sheet, the statement of income, the statement of changes in shareholders' equity and the statement of cash flows (the "Statements") and the related explanatory notes, prepared pursuant to article 2501 – quater of the Civil Code. These interim financial statements are the responsibility of Banca Intesa S.p.A.'s management. Our responsibility is to issue this review report based on our review. We have also examined that part of the information included in the management's discussion and analysis of operations, solely for the purpose of evaluating its consistency with the remaining part of the interim financial statements.

2. Our review was conducted in accordance with auditing standards governing the review of interim financial statements recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. The review consisted mainly of obtaining information with respect to the accounts included in the Statements and the consistency of the accounting principles applied, through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such Statements. The review did not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities, and the scope of the work performed provides significant less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the interim financial statements as we do in connection with reporting on our full scope audit of the annual financial statements.

3. With respect to the comparative data related to the financial statements of the preceding year, reference should be made to our audit report issued on April 3, 2006.

   The comparative data for the corresponding period of the preceding year were reviewed by us for the purposes of our review on the interim consolidated financial statements as of June 30, 2005 and for the six months ended.

4. Based on our review, we are not aware of any significant modifications that should be made to the Statements and the related explanatory notes, identified in paragraph 1. of this report, in order for them to be in conformity with International Accounting Standard no. 34.

Milan, October 23, 2006

Reconta Ernst & Young S.p.A.
Signed by: Guido Celona, partner

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

Parent Company's financial statements

Balance sheet

Assets		30.06.2006	31.12.2005	Changes amount	(euro) %
10.	Cash and cash equivalents	939,632,677	1,098,262,752	-158,630,075	14.4
20.	Financial assets held for trading	37,058,824,937	38,892,358,404	-1,833,533,467	-4.7
30.	Financial assets designated at fair value through profit and loss	-	-	-	
40.	Financial assets available for sale	2,909,776,943	2,770,940,699	138,836,244	5.0
50.	Investments held to maturity	-	-	-	
60.	Due from banks	42,093,227,131	35,724,550,062	6,368,677,069	17.8
70.	Loans to customers	107,091,455,783	110,566,860,588	-3,475,404,805	-3.1
80.	Hedging derivatives	736,258,320	1,046,746,902	-310,488,582	29.7
90.	Fair value change of financial assets in hedged portfolios (+/-)	-1,865,927	-	1,865,927	
100.	Equity investments	11,887,687,670	11,567,952,625	319,735,045	2.8
110.	Property and equipment	1,441,508,171	1,509,584,147	-68,075,976	-4.5
120.	Intangible assets	332,026,181	363,910,818	-31,884,637	-8.8
	of which				
	- goodwill	-	-	-	
130.	Tax assets	2,205,450,752	2,257,948,893	-52,498,141	-2.3
	a) current	*1,332,747,856*	*1,330,280,596*	*2,467,260*	*0.2*
	b) deferred	*872,702,896*	*927,668,297*	*-54,965,401*	*-5.9*
140.	Non-current assets held for sale and discontinued operations	-	-	-	
150.	Other assets	2,085,351,802	2,006,071,035	79,280,767	4.0
Total Assets		**208,779,334,440**	**207,805,186,925**	**974,147,515**	**0.5**

Balance sheet

Liabilities and Shareholders' Equity		30.06.2006	31.12.2005	Changes amount	(euro) %
10.	Due to banks	34,428,827,259	33,181,857,651	1,246,969,608	3.8
20.	Due to customers	80,204,664,424	80,888,292,273	-683,627,849	-0.8
30.	Securities issued	59,600,249,688	56,974,132,382	2,626,117,306	4.6
40.	Financial liabilities held for trading	10,559,346,289	14,136,495,966	-3,577,149,677	25.3
50.	Financial liabilities designated at fair value through profit and loss	-	-	-	
60.	Hedging derivatives	1,718,996,576	1,319,875,491	399,121,085	30.2
70.	Fair value change of financial liabilities in hedged portfolios (+/-)	-	-	-	
80.	Tax liabilities	1,019,771,001	437,434,273	582,336,728	
	a) current	*820,449,829*	*294,502,693*	*525,947,136*	
	b) deferred	*199,321,172*	*142,931,580*	*56,389,592*	*39.5*
90.	Liabilities associated with non-current assets held for sale and discontinued operations	-	-	-	
100.	Other liabilities	4,630,145,947	4,408,132,671	222,013,276	5.0
110.	Employee termination indemnities	870,108,930	860,556,793	9,552,137	1.1
120.	Allowances for risks and charges	1,178,431,657	1,347,388,863	-168,957,206	12.5
	a) post employment benefits	*128,620,133*	*130,658,397*	*-2,038,264*	*-1.6*
	b) other allowances	*1,049,811,524*	*1,216,730,466*	*-166,918,942*	*13.7*
130.	Valuation reserves	1,455,394,803	1,296,670,131	158,724,672	12.2
140.	Reimbursable shares	-	-	-	
150.	Equity instruments	-	-	-	
160.	Reserves	2,300,679,442	2,284,156,299	16,523,143	0.7
170.	Share premium reserve	5,559,073,485	5,509,782,422	49,291,063	0.9
180.	Share capital	3,613,001,196	3,596,249,721	16,751,475	0.5
190.	Treasury shares (-)	-	-	-	
200.	Net income (loss)	1,640,643,743	1,564,161,989	76,481,754	4.9
Total Liabilities and Shareholders' Equity		**208,779,334,440**	**207,805,186,925**	**974,147,515**	**0.5**

Statement of income

(euro)

		First half		Changes	
		2006	2005	amount	%
10.	Interest and similar income	3,641,076,181	3,126,657,531	514,418,650	16.5
20.	Interest and similar expense	-2,159,988,964	-1,603,183,094	556,805,870	34.7
30.	**Interest margin**	**1,481,087,217**	**1,523,474,437**	**-42,387,220**	**-2.8**
40.	Fee and commission income	1,316,908,108	1,329,203,721	-12,295,613	-0.9
50.	Fee and commission expense	-130,564,400	-125,666,703	4,897,697	3.9
60.	**Net fee and commission income**	**1,186,343,708**	**1,203,537,018**	**-17,193,310**	**-1.4**
70.	Dividend and similar income	1,042,731,834	494,139,847	548,591,987	
80.	Profits (Losses) on trading	197,945,852	-104,961,672	302,907,524	
90.	Fair value adjustments in hedge accounting	5,720,889	15,360,046	-9,639,157	62.8
100.	Profits (Losses) on disposal or repurchase of	26,630,134	14,434,735	12,195,399	84.5
	a) loans	*-11,645,164*	*19*	*-11,645,183*	
	b) financial assets available for sale	*28,512,801*	*15,588,820*	*12,923,981*	*82.9*
	c) investments held to maturity	-	-	-	
	d) financial liabilities	*9,762,497*	*-1,154,104*	*10,916,601*	
110.	Profits (Losses) on financial assets and liabilities designated at fair value	-	-	-	
120.	**Net interest and other banking income**	**3,940,459,634**	**3,145,984,411**	**794,475,223**	**25.3**
130.	Net losses / recoveries on impairment	-153,720,143	-114,865,126	38,855,017	33.8
	a) loans	*-171,358,551*	*-112,640,392*	*58,718,159*	*52.1*
	b) financial assets available for sale	*-1,226,730*	*-7,961,202*	*-6,734,472*	*84.6*
	c) investments held to maturity	-	-	-	
	d) other financial activities	*18,865,138*	*5,736,468*	*13,128,670*	
140.	**Net income from banking activities**	**3,786,739,491**	**3,031,119,285**	**755,620,206**	**24.9**
150.	Administrative expenses	-1,729,694,687	-1,683,389,225	46,305,462	2.8
	a) personnel expenses	*-1,042,395,747*	*-1,018,347,940*	*24,047,807*	*2.4*
	b) other administrative expenses	*-687,298,940*	*-665,041,285*	*22,257,655*	*3.3*
160.	Net provisions for risks and charges	-48,038,753	-124,008,022	-75,969,269	61.3
170.	Net adjustments to / recoveries on property and equipment	-76,109,613	-67,314,799	8,794,814	13.1
180.	Net adjustments to / recoveries on intangible assets	-88,772,127	-78,816,989	9,955,138	12.6
190.	Other operating expenses (income)	199,886,771	135,331,000	64,555,771	47.7
200.	**Operating expenses**	**-1,742,728,409**	**-1,818,198,035**	**-75,469,626**	**-4.2**
210.	Profits (Losses) on equity investments	1,139,269	28,604,601	-27,465,332	96.0
220.	Valuation differences on property, equipment and intangible assets measured at fair value	-	-	-	
230.	Goodwill impairment	-	-	-	
240.	Profits (Losses) on disposal of investments	42,493,392	5,482,847	37,010,545	
250.	**Income (Loss) before tax from continuing operations**	**2,087,643,743**	**1,247,008,698**	**840,635,045**	**67.4**
260.	Taxes on income from continuing operations	-447,000,000	-404,343,000	42,657,000	10.5
270.	**Income (Loss) after tax from continuing operations**	**1,640,643,743**	**842,665,698**	**797,978,045**	**94.7**
280.	Income (Loss) after tax from discontinued operations	-	-	-	
290.	**Net income (loss)**	**1,640,643,743**	**842,665,698**	**797,978,045**	**94.7**

Changes in shareholders' equity as at 30th June 2006

(in millions of euro)

	First half 2006												
	Share capital		**Share premium reserve**	**Reserves**		**Valuation reserves**				**Equity instruments**	**Treasury shares**	**Net income (loss)**	**Shareholders' equity**
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
AMOUNTS AS AT 1.1.2006	3,111	485	5,510	2,199	85	336	-26	987	-	-	-	1,564	14,251
ALLOCATION OF NET INCOME OF THE PREVIUOS YEAR													
Reserves				22								-22	-
Dividends and other allocations [(a)]												-1,542	-1,542
CHANGES IN THE PERIOD													
Changes in reserves				-5		51	107						153
Operations on shareholders' equity													
Issue of new shares	17		49										66
Purchase of treasury shares													-
Extraordinary dividends													-
Changes in equity instruments													-
Derivatives on treasury shares													-
Stock options													-
Net income (loss) for the period												1,641	1,641
SHAREHOLDERS' EQUITY AS AT 30.06.2006	3,128	485	5,559	2,216	85	387	81	987	-	-	-	1,641	14,569

(a) The caption includes dividends and the amount attributable to the Allowances for charitable contributions.

Changes in shareholders' equity as at 30th June 2005

(in millions of euro)

	First half 2005												
	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
AMOUNTS AS AT 1.1.2005	3,076	485	5,406	1,618	85	169	-6	987	-	-	-	1,309	13,129
ALLOCATION OF NET INCOME OF THE PREVIUOS YEAR													
Reserves				572	-							-572	-
Dividends and other allocations [(a)]					-							-737	-737
CHANGES IN THE PERIOD													
Changes in reserves				1		79	-57						23
Operations on shareholders' equity					-								-
Issue of new shares	35		104		-								139
Purchase of treasury shares					-								-
Extraordinary dividends					-								-
Changes in equity instruments					-								-
Derivatives on treasury shares					-								-
Stock options				4	-								4
Net income (loss) for the period					-							842	842
SHAREHOLDERS' EQUITY AS AT 30.06.2005	3,111	485	5,510	2,195	85	248	-63	987	-	-	-	842	13,400

[(a)] The caption includes dividends and the amount attributable to the Allowances for charitable contributions.

Statement of cash flows

(in millions of euro)

	30.06.2006	30.06.2005
A. OPERATING ACTIVITIES		
1. Cash flow from operations	**1,894**	**1,591**
- net income (-/+)	1,641	842
- gains/losses on financial assets held for trading and on assets/liabilities designated at fair value through profit and loss (-/+)	261	105
- gains/losses on hedging activities (-/+)	-6	-15
- net losses/recoveries on impairment (+/-)	235	157
- adjustments to/net recoveries on property, equipment and intangible assets (+/-)	165	146
- net provisions for risks and charges and other costs/revenues (+/-)	103	214
- taxes and duties to be settled (+)	449	406
- net adjustments to/recoveries on disposal groups net of tax effect (-/+)	-	-
- other adjustments (+/-)	-954	-264
2. Cash flow from / used in financial assets	**-2,779**	**-3,228**
- financial assets held for trading	1,456	-2,296
- financial assets designated at fair value through profit and loss	-	-
- financial assets available for sale	-284	178
- due from banks: repayable on demand	-982	-6,214
- due from banks: other	-65	5,764
- loans to customers	-3,322	-998
- other assets	418	338
3. Cash flow from / used in financial liabilities	**1,443**	**2,004**
- due to banks: repayable on demand	501	-559
- due to banks: other	788	2,824
- due to customers	294	268
- securities issued	2,627	-119
- financial liabilities held for trading	-3,502	-683
- financial liabilities designated at fair value through profit and loss	-	-
- other liabilities	735	273
Net cash flow from (used in) operating activities	**558**	**367**
B. INVESTING ACTIVITIES		
1. Cash flow from	**1,095**	**385**
- sales of equity investments	127	133
- dividends collected on equity investments	920	252
- sales of investments held to maturity	-	-
- sales of property and equipment	48	-
- sales of intangible assets	-	-
- sales of subsidiaries and business branches	-	-
2. Cash flow used in	**-335**	**-292**
- purchases of equity investments	-225	-198
- purchases of investments held to maturity	-	-
- purchases of property and equipment	-53	-50
- purchases of intangible assets	-57	-44
- purchases of subsidiaries and business branches	-	-
	-	-
Net cash flow from (used in) investing activities	**760**	**93**
C. FINANCING ACTIVITIES		
- issues / purchases of treasury shares	-	-
- share capital increases	66	139
- dividend distribution and other	-1,543	-737
Net cash flow from (used in) financing activities	**-1,477**	**-598**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**-159**	**-138**
RECONCILIATION		
Cash and cash equivalents at beginning of period	1,098	970
Net increase (decrease) in cash and cash equivalents	-159	-138
Cash and cash equivalents: foreign exchange effect	-	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**939**	**832**

LEGENDA: (+) from (–) used in

Notes to the Parent Company's financial statements

Part A – Accounting policies

A.1 - GENERAL CRITERIA

DECLARATION OF COMPLIANCE WITH INTERNATIONAL ACCOUNTING STANDARDS

As set forth by Legislative Decree 38 of 28th February 2005, the financial statements *ex* art. 2501- *quater* of the Italian Civil Code, has been prepared in compliance with the accounting principles issued by the International Accounting Standards Board (IASB) and the relative interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the European Commission provided for by Community Regulation 1606 of 19th July 2002.

In the preparation of the present financial statements, the IAS/IFRS principles in force as at 30th June 2006 have been used (including the interpretation documents called SIC and IFRIC), as endorsed by the European Commission and, in particular, reference is made to IAS 34. With respect to the principles endorsed as at 31st December 2005 it must be noted, with reference to issues applicable to banking activities, that IFRS 7 (Financial Instruments: disclosures) has been endorsed (Regulation EC 108/2006). As regards the accounting principle on financial instruments (IAS 39), endorsed texts diverge from the principle prepared by the IASB since certain issues which are still under discussion (fair value macrohedging of portfolios of assets and liabilities and hedging of on demand deposits) have not been endorsed.

Reconta Ernst & Young S.p.A. reviewed the balance sheet situation *ex* art. 2501- *quater* of the Italian Civil Code.

GENERAL PREPARATION PRINCIPLES

The financial statements as at 30th June 2006 is made up of the Balance sheet, the Statement of income, the Changes in shareholders' equity, the Statement of cash flows and the Notes to the Parent Company's financial statements; the comments on Banca Intesa's operations have also been included.

The amounts indicated in the Parent Company's financial statements and in the Notes to the Parent Company's financial statements are expressed in millions of euro.

The Parent Company's financial statements and the Notes to the Parent Company's financial statements present, in addition to figures for the reference period, the correspondent comparative figures. In particular, the Balance sheet is compared to figures as at 31st December 2005 while the Statement of income is compared to figures as at 30th June 2005.

With regard to presentation of comparative figures the changes in the compulsory forms published by the Bank of Italy with Circular 262/2005 have been considered.

The accounting principles adopted in the preparation of the financial statements as at 30th June 2006 for classification, recognition, measurement and derecognition of asset and liability captions, and the means of recognition of revenues and costs, have remained unchanged with respect to those adopted for the Annual report 2005.

SIGNIFICANT SUBSEQUENT EVENTS

On 28th July, the international agency Fitch upgraded Banca Intesa's long-term debt rating to AA- from A+ and short-term debt rating to F1+ from F1. The outlook is stable. At the end of August, following the announcement of the approval of the guidelines of the merger project between Gruppo Intesa and Gruppo Sanpaolo IMI hereafter described, Standard & Poor's placed Banca Intesa's A+ long-term and A-1 short-term debt ratings on CreditWatch with positive implications.

Banca Intesa's Board of Directors held last 26th August approved the guidelines of the Merger project with Sanpaolo IMI. Information relative to that operation are included in the

documentation prepared pursuant to articles 2501 – *ter* and 2501 – *quinquies* of the Italian Civil Code.

The Board of Directors held on 25th July 2006 approved the Code of Ethics and the Social and Environmental Report 2005. These documents, together with the Internal Social and Environmental Responsibility Guidelines and the adoption of the international protocols Global Compact, UNEP Finance Initiative issued by the UN and the Equator Principles of the International Finance Corporation of World Bank, complete another phase in the programme for the definition of social and environmental responsibility commenced by Banca Intesa some years ago.

A. 2 – MAIN FINANCIAL STATEMENT CAPTIONS

This chapter presents the Accounting principles adopted in the preparation of the present document. The illustration of accounting principles adopted by the Banca Intesa refers to the following phases: classification, recognition, measurement and derecognition of asset and liability captions. For each of these phases the description of related economic effects, if significant, is also indicated.

1. Financial assets held for trading

Classification criteria

This category includes debt securities and equities and the positive value of derivative contracts held for trading. Derivative contracts also include those embedded in combined financial instruments which are subject to separate accounting when:

- their characteristics and risks are not closely related to the characteristics of the host contract;
- embedded instruments, even though separate, fully meet the definition of derivative;
- combined instruments are not measured at fair value with changes in fair value recognised through profit and loss.

Recognition criteria

Initial recognition of financial assets occurs at settlement date, for debt securities and equities and at trade date for derivative contracts.

On initial recognition, financial assets held for trading are recorded at fair value, without considering transaction costs or revenues directly attributable to the instrument.

Any embedded derivatives in combined financial instruments not directly connected to the latter and with the characteristics to meet the definition of derivative are recorded separately from the host contract at fair value.

Measurement criteria

After initial recognition financial assets held for trading are recorded at fair value. The effects of the application of this measurement criterion are recorded in the statement of income.

For the determination of the fair value of financial instruments quoted on active markets, market quotes are used. If the market for a financial instrument is not active, standard practice estimation methods and valuation techniques are used which consider all the risk factors correlated to the instruments and that are based on market elements such as: valuation of quoted instruments with the same characteristics, calculation of discounted cash flows, option pricing models, recent comparable transactions, etc. Equities and derivative instruments which have equities as underlying assets, for which it is not possible to determine a reliable fair value according to the guidelines listed above, are maintained at cost.

Derecognition criteria

Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.

In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.

Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

2. Financial assets available for sale

Classification criteria

The present category includes the non-derivative financial assets that do not fall within any of the other categories such as Loans, Financial assets held for trading or Investments held to maturity.

In particular, this caption is made up of i) bonds which are not held for trading and which are not included in Investments held to maturity or in Loans, ii) equity investments which are not held for trading and do not qualify as investments in subsidiaries, associates or entities subject to joint control, including private equity investments and private equity funds, as well as iii) the portions of syndicated loans that, from inception, are destined for sale.

Recognition criteria

Initial recognition of the financial asset occurs at settlement date for debt securities and equities and at disbursement date for loans.

On initial recognition, assets are recorded at fair value, including transaction costs and revenues directly attributable to the instrument. If, in the cases provided for by accounting principles, recognition occurs following the reclassification of Investments held to maturity, recognition value is represented by fair value at the time of transfer.

Measurement criteria

After initial recognition, Financial assets available for sale are measured at fair value, through the registration in the statement of income of the value corresponding to amortised cost, while gains or losses deriving from a change in fair value are recorded in a specific reserve in shareholders' equity, until the financial asset is derecognised or a permanent loss occurs. On the sale of the financial asset or on recognition of a loss, the cumulated profit or loss must be reversed, all or in part, to the statement of income.

Fair value is determined on the basis of criteria already illustrated for financial assets held for trading.

Equities included in this category and any derivative instruments which have equities as underlying assets, for which it is not possible to determine a reliable fair value, are maintained at cost.

Financial assets available for sale are assessed to identify if they show objective evidence of a decline in fair value.

If such evidence exists, the loss is measured as the difference between the carrying value of the asset and the present value of the estimated future cash flows, discounted at the original effective interest rate, or through specific valuation methodologies as concerns equities.

If the reasons for impairment cease to exist, following an event which occurred after the registration of the impairment, value recoveries are posted through the statement of income in the case of loans or debt securities, and through shareholders' equity in the case of equities. The size of the recovery must not lead carrying amount of the financial asset to exceed amortised cost had no impairment losses been recognised in previous periods.

Derecognition criteria

Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.

In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.

Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

3. Investments held to maturity

Classification criteria

Debt securities with fixed or determinable payments and fixed maturity, which the entity has the positive intention and ability to hold to maturity, are classified in this category. If following a change in intention or in ability it is no longer appropriate to maintain an investment as "held to maturity", this is reclassified in Financial assets available for sale.

Recognition criteria

Initial recognition of financial assets occurs at settlement date.
On initial recognition financial assets classified in the present category are recorded at fair value, inclusive of any costs and revenues directly attributable to the asset. If inclusion in this category occurs following the reclassification of Financial assets available for sale, the fair value of the asset at the date of reclassification is used as the new amortised cost of the asset.

Measurement criteria

After the initial recognition, Investments held to maturity are valued at amortised cost, using the effective interest method.
Profits or losses referred to investments held to maturity are recorded in the statement of income when assets are derecognised or impaired, and through the amortisation process of the difference between book value and the value reimbursable at maturity.
Investments held to maturity are assessed to identify if they show objective evidence of possible impairment.
If such evidence exists, the loss is measured as the difference between the carrying value of the asset and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recorded in the statement of income.
If the reasons for impairment cease to exist following an event which occurred after the registration of impairment losses, value recoveries are posted through the statement of income. The size of the recovery must not lead carrying amount of the financial asset to exceed amortised cost had no impairment losses been recognised in previous periods.

Derecognition criteria

Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.
In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.
Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

4. Loans

Classification criteria

Loans include loans to customers and due from banks, both disbursed directly and acquired by third parties, which entail fixed or in any case determinable payments, which are not quoted on an active market and which are not classified at inception in Financial assets available for sale.
The caption Loans to customers also includes commercial loans, repurchase agreements with the obligation to resell at a later date, and securities underwritten at issue or via private placements, with determined or determinable payments, not quoted in active markets.

Recognition criteria

Initial recognition of a loan occurs at date of subscription of the contract that normally coincides with disbursement date, based on the fair value of the financial instrument, equal to the amount disbursed or subscription price, inclusive of the costs/revenues directly attributable to the single loan and determinable from inception, even when settled at a later date. Costs that, even with the aforementioned characteristics, are reimbursed by the borrower or are classifiable as normal internal administrative costs are excluded.

Measurement criteria
After initial recognition, loans are measured at amortised cost, equal to initial value increased/decreased by principal repayments, adjustments/recoveries and amortisation – calculated applying the effective interest method – of the difference between amount disbursed and amount to be reimbursed at maturity, typically attributable to the costs/revenues directly connected to the single loan. The effective interest rate is the rate that exactly discounts estimated future cash payments of the loan, for principal and interest, to the amount disbursed inclusive of the costs/revenues attributable to the loan. This measurement method uses a financial approach and enables to distribute the economic effect of the costs/revenues through the expected residual life of the loan.
The amortised cost method is not used for loans whose short maturity implies that the application of the discounting approach leads to immaterial effects. Such loans are recorded at historical cost. An analogous measurement criterion is applied to loans with unspecified maturity or with notice period.
Loans are reassessed for the purpose of identifying those which, due to events occurred after initial recognition, show objective evidence of possible impairment. These include doubtful loans, substandard, restructured or past due loans according to the current rules issued by the Bank of Italy, consistent with IAS/IFRS regulations.
Such non-performing loans are subject to an individual assessment process and the adjustment of each loan is equal to the difference between carrying value at the time of valuation (amortised cost) and present value of expected future cash flows, calculated applying the original effective interest rate.
Forecasted future cash flows consider expected recovery times, presumed recoverable amount of any guarantees as well as costs which it is deemed will be sustained for the recovery of the exposure.
The original effective rate of each loan remains unchanged over time even though the relationship has been restructured with a variation of the contractual interest rate and even though the relationship, in practice, no longer bears contractual interest.
The adjustment is recorded in the statement of income.
The original value of loans is reinstated in subsequent periods to the extent that the reasons which had led to the impairment cease to exist, provided that such valuation is objectively attributed to an event which occurred subsequent to the impairment. The recovery is recorded in the statement of income and must not lead carrying amount of the loan to exceed amortised cost had no impairment losses been recognised in previous periods.
Recoveries on impairment include time value effects.
Loans for which no individual evidence of impairment exists are subject to collective measurement. This measurement occurs for groups of loans with the same credit risk characteristics and the relevant percentage losses are estimated considering historical loss data, based on objective elements observable at measurement date, which enable to estimate the intrinsic loss for each loan category. The valuation also considers the risk of the borrower's Country of residence.
Collective adjustments are recorded in the statement of income.

Derecognition criteria
Loans sold are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the loans. Conversely, if a significant part of the risks and rewards relative to the sold loans is maintained, they continue to be recorded in assets, even though their ownership has been transferred.
In case it is not possible to ascertain the substantial transfer of risks and rewards, the loans are derecognised where no control over the loans has been maintained. If this is not the case, when, even partial, control is maintained, then the loans continue to be recognised for the

entity's continuing involvement, measured by the exposure to changes in value of loans sold and to variations in the relevant cash flows.
Lastly, loans sold are derecognised if the entity retains the contractual rights to receive the cash flows of the loan, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

5. Financial assets measured at fair value

Banca Intesa decided not to adopt the so-called "fair value option", that is it did not avail itself of the possibility of measuring at fair value through profit and loss financial assets other than those for which IAS 39 requires the application of fair value measurement considering their specific functional destination. Therefore, exclusively financial assets held for trading, those which are subject to fair value hedges and hedging derivatives are measured at fair value through profit and loss.

6. Hedging transactions

Types of hedges
Hedging transactions are aimed at neutralising potential losses on a specific item or group of items, attributable to a certain risk, if such risk should actually occur.
The following three types of hedging transactions are used:

- fair value hedge, which has the objective of covering exposure to changes in the fair value of one or more captions in the balance sheet attributable to a specific risk. This type of hedge is mainly used for the specific hedging of market risk on fixed rate or structured bond issues; furthermore, fair value macrohedging has been activated for the purpose of hedging the risk of changes in fair value of the coupons of floating rate mortgages granted, risk to which the bank is exposed from the date in which the coupon is set to the date of liquidation of the instalment;
- cash flow hedge, which has the objective of covering exposure to variability in future cash flows attributable to particular risks associated with balance sheet captions. This type of hedge is used to stabilise the interest flow on variable rate funding to the extent that the latter finances fixed rate investments;
- hedges of net investments in foreign currency, which refer to the coverage of the risks of net investments in foreign operations expressed in foreign currency.

Only hedging transactions which involve counterparties outside the Group may qualify for hedge accounting.

Measurement criteria
Hedging derivatives are measured at fair value; in particular:

- in the case of fair value hedges, the change in the fair value of the hedged item is offset by the change in fair value of the hedging instrument. Offsetting is recognised via the registration in the statement of income of the gains and losses referred to both the hedged item (as concerns the variations produced by the underlying risk factor), and the hedging instrument. Any difference, which represents the partial ineffectiveness of the hedge, is therefore the net economic effect;
- in the case of cash flow hedges, changes in fair value of the derivative are recorded in equity, for the effective portion of the hedge, and these are registered in the statement of income only when, with reference to the hedged item, there is a variation in the flows to be offset or if the hedge is ineffective;
- hedges of net investments in foreign currency are treated in the same way as cash flow hedges.

Derivatives are designated as hedging instruments if there is formal designation and documentation of the hedging relationship between the hedged item and the hedging instrument and if this is effective at inception and prospectively over the entire period of the hedge.
The effectiveness of the hedge depends on the extent to which changes in the fair value of the hedged item or the relating expected cash flows are offset by those of the hedging instrument.

Therefore, effectiveness is appraised by comparing the aforementioned changes, considering the intent pursued by the entity at the time in which it entered the hedging transaction.
A hedge is effective when the variations in fair value (or cash flows) of the hedging financial instrument almost completely neutralise, that is in the limits set out by the 80-125% range, the changes in the fair value of the hedged item, for the type of risk being hedged.
Effectiveness is assessed at every close of annual or interim financial statements using:
- *prospective tests*, which justify the application of hedge accounting, since these prove the expected effectiveness of the hedge;
- *retrospective tests*, which highlight the degree of hedge effectiveness reached in the period to which they refer. In other words, they measure to what extent results achieved differ from perfect hedging.

If such assessments do not confirm hedge effectiveness, from that moment hedge accounting is discontinued, the derivative is reclassified in instruments held for trading and the hedged item is measured on the basis of its classification in the balance sheet.

7. Equity investments

Classification criteria
The caption includes investments in subsidiaries, associates and companies subject to joint control.
Companies are considered subsidiaries when the Parent Company, directly or indirectly, holds more than half of the voting rights or when it has a lower portion of voting rights but has the power to appoint the majority of directors of the company or determine its financial or operating policies. In the measurement of voting rights also "potential" rights are considered if they are currently exercisable or convertible in effective voting rights at any time by the Parent Company.
Companies are considered to be subject to joint control if their voting rights and the control of their economic activities are equally shared by Banca Intesa, directly or indirectly, and another entity. Furthermore, a company is qualified as subject to joint control if, even though voting rights are not equally shared, control on its economic activities and its strategies is shared on the basis of contractual agreements.
Companies are considered associates, that is subject to significant influence, when Banca Intesa holds at least 20% of voting rights (including "potential" voting rights as described above) or when – despite a lower percentage of voting rights - it has the power of participating in the determination of the financial and management policies of the company due to specific juridical relations, such as the participation to voting syndicates.
Certain companies in which Banca Intesa holds a stake exceeding 20% are not considered subject to significant influence since it solely has economic rights on a portion of the returns generated by the investment, but does not have access to management policies and may exercise governance rights limited to the safeguard of its economic interests.
The caption also includes, in consideration of its peculiarity, the equity stake in Bank of Italy.

Recognition criteria
Equity investments are recognised at settlement date. On initial recognition equity investments are recorded at cost, inclusive of the costs or income directly attributable to the transaction.

Measurement criteria
Equity investments are measured at cost, which may be adjusted if permanent losses are deemed to have occurred. If there is evidence of impairment, recoverable amount of the investment is estimated, considering the present value of the future cash flows which may be generated by the investment, included the final disposal value.
If recoverable amount is lower than carrying value, the difference is recorded in the statement of income.
If the reasons for impairment are removed following an event subsequent to the registration of impairment, recoveries are recorded in the statement of income.

Derecognition criteria
Investments in associates and companies subject to joint control are derecognised when the

contractual rights to the cash flows from the assets expire or when the investment is sold transferring substantially all the risks and rewards connected to the assets.

8. Property and equipment

Classification criteria

Property and equipment include land, buildings used in operations, investment property, technical plants, furniture and fittings and any type of equipment.

They are tangible items that are held for use in the production or supply of goods or services, for rental to third parties and are expected to be used during more than one period.

The caption also includes the goods used in finance lease contracts, even though the ownership remains in the books of the lessor.

Recognition criteria

Property and equipment are initially measured at cost which comprises in addition to their purchase price any costs directly attributable to the purchase and required for them to be operational.

Extraordinary maintenance expenses which lead to a rise in future economic benefits, increase the value of assets, while other ordinary maintenance costs are recorded in the statement of income.

Measurement criteria

Property and equipment, including investment buildings, are measured at cost, net of depreciation and impairment losses.

Property and equipment are systematically depreciated, adopting the straight-line method over their useful life, indicated below with reference to the main equipment categories: furniture, ordinary office equipment, fittings, plants and any type of equipment: 8 years; bullet-proof bank counters: 6 years; alarm systems, video filming appliances: 4 years; motor vehicles, information technology appliances and electronic equipment: 3 years. Depreciable amount is represented by the cost of the good since the residual value at the end of the depreciation period is not deemed to be significant.

Buildings are depreciated for a portion equal to 3% per year, deemed to be fit to represent their deterioration over time following their use, considering extraordinary maintenance expenses, which are recognised in carrying value of the assets.

The following are not depreciated:

- land, irrespectively of whether acquired individually or embedded in the value of buildings, since it has an indefinite useful life. If its value is incorporated in the value of the building, by applying a component approach, land is considered separable from the building; the division between the value of the land and that of the building is calculated on the basis of a specific independent expert opinion solely for entire buildings owned by the Bank for which the Company has the full use of the land;
- works of art, since the useful life of a work of art cannot be estimated and its value is normally destined to increase over time.

If there is some evidence that an asset may have been impaired, carrying value of the asset and its recoverable amount are compared. Any impairment losses are recorded in the statement of income.

If the reasons for impairment cease to exist, a value recovery is recorded which may not exceed the value that the asset would have had, net of depreciation determined in absence of previous impairments.

Derecognition criteria

Property and equipment are derecognised from the balance sheet on disposal or when the asset is permanently withdrawn from use and no future economic benefits are expected from its disposal.

9. Intangible assets

Classification criteria
Intangible assets are recognised as such if they may be identified and stem from legal or contractual rights. Intangible assets include software.

Recognition and measurement criteria
Intangible assets are recognised at cost, adjusted for any accessory charges only if it is probable that the future economic benefits attributable to the assets are realised and if the cost of the asset may be reliably determined. If this is not the case the cost of the intangible asset is recorded in the statement of income in the year in which it was sustained.
The cost of intangible assets is amortised in a straight line based on the intangible's useful life which, for application software, does not exceed five years.
If there is any indication that shows that an asset may have suffered impairment losses, the asset's recoverable amount is estimated. The impairment loss, which is recorded in the statement of income, is equal to the difference between the book value of the assets and the recoverable amount.

Derecognition criteria
Intangible assets are derecognised from the balance sheet on disposal and if no future economic benefits are expected.

10. Non-current assets held for sale and discontinued operations and related liabilities

Non-current assets/liabilities for which a disposal process has commenced and for which disposal is deemed to be extremely probable are recorded in assets under Non-current assets held for sale and discontinued operations and in liabilities under Liabilities associated with non-current assets held for sale and discontinued operations. Such assets/liabilities are measured at the lower between carrying value and their fair value less costs to sell.
The income and charges (net of tax impact) attributable to non-current assets held for sale and discontinued operations or recorded as such in the year are recognised in the statement of income in a separate caption.

11. Current and deferred tax

Banca Intesa records the impact of current and deferred tax applying the tax rates in force. Income taxes are recorded in the statement of income with the exception of those relative to items directly debited or credited in equity.
The provision for income taxes is determined with reference to a prudent estimate of current and deferred taxation. In particular, deferred tax assets and liabilities are determined irrespective of temporal limits and according to all temporary differences between book value attributed to assets or liabilities and the corresponding values for fiscal purposes.
Deferred tax assets, relative to deductible temporary differences or to future tax benefits deriving from the possibility of carried forward tax losses, are recognised to the extent that they have a high probability of recovery, based on the continuing capacity to generate taxable income in future years of Banca Intesa and companies participating to the so-called "national fiscal consolidation".
Deferred tax liabilities have been fully accounted for, with reference to all temporary taxable differences, with the sole exception of shareholders' equity reserves subject to a suspended tax regime, since the size of the available reserves which have already been taxed, leads to believe that the Bank will not undertake any transactions which may lead to tax the untaxed reserves.
Deferred tax assets and liabilities are accounted for in the balance sheet with open balances and without offsetting effects, the former in the Tax assets caption and the latter in the Tax liabilities caption.
Deferred tax assets and liabilities are systematically reviewed considering any changes in fiscal regulations or tax rates and the situation of the company.

12. Allowances for risks and charges

Post employment benefits

Inside-Company post employment benefits are set up based on internal agreements and qualify as defined benefit plans. Liabilities related to such plans and the relative cost of current service are determined on the basis of actuarial assumptions based on the Projected unit credit method. This method sets out that future obligations are forecasted using past time-series analyses and the demographic curve and that such future cash flows are discounted based on a market interest rate. The provisions made in each period of service are considered separately and give rise to an additional unit of benefit entitlement for the purposes of the final obligation. The rate used to discount future flows is the average market yield curve on measurement dates. The present value of the liability at the reference date of the financial statements is also adjusted by the fair value of any plan assets.

Actuarial profits and losses are recognised in the statement of income, on the basis of the "corridor approach" only for the part of profits and losses which are not recorded at the end of the previous period which exceeds the higher between 10% of the present value of the defined benefit obligation and 10% of fair value of plan assets; this excess is recorded in the statement of income on the basis of the expected average remaining working life of the participants to the plan or in the year in the case of retired personnel.

Other allowances

Other allowances for risks and charges record provisions related to obligations legal or connected to labour relationships or to litigations, also fiscal, originated from a past event for which a disbursement will probably arise to settle the obligations, provided that the amount of the disbursement may be estimated reliably.

Where time value is significant, provisions are discounted using current market rates. Provisions and increases due to time value are recorded in the statement of income.

The caption also includes long-term benefits to employees, whose charges are determined with the same actuarial criteria described for post employment benefits. Actuarial profits and losses are all immediately recognised in the statement of income.

13. Payables and securities issued

Classification criteria

Due to banks, Due to customers and Securities issued include various forms of funding on the interbank market and with customers, repurchase agreements with commitment to repurchase and funding via certificates of deposit, bonds issued and other funding instruments in circulation, net of any amounts repurchased.

It also includes the payables recorded by the Bank in the capacity of lessee in finance lease transactions.

Recognition criteria

Initial recognition of such financial liabilities occurs at the date of subscription of the contract, which normally coincides with the time of collection of the sums deposited or the issue of debt securities.

Initial recognition is based on the fair value of the liabilities, normally equal to the amount collected or the issue price, increased by any additional charges/revenues directly attributable to the single funding or issuing transaction. Internal administrative costs are excluded.

Measurement criteria

After initial recognition, financial liabilities are measured at amortised cost with the effective interest method.

An exception is made for short-term liabilities, where time value is immaterial, which are stated at collected amount.

Derecognition criteria
Financial liabilities are derecognised from the balance sheet when they have expired or extinguished. Derecognition also occurs for repurchase of previously-issued bonds. The difference between book value of the liability and amount paid for repurchase is recorded in the statement of income.
Placement of own securities, subsequently to their repurchase, is considered a new issue with recognition at the new placement price.

14. Financial liabilities held for trading

The caption includes the negative value of fair value measurement of derivatives held for trading as well as the negative value of embedded derivatives in combined contracts but which are closely correlated to the latter. It also includes liabilities determined by short selling generated by securities trading activities.
All financial liabilities held for trading are measured at fair value through profit and loss.

15. Financial liabilities designated at fair value through profit and loss

Banca Intesa decided not to adopt the so-called "fair value option", in the 2005 financial statements, that is, it did not avail itself of the possibility of measuring at fair value through profit and loss, financial liabilities other than those which IAS 39 requires the application of fair value measurement considering their specific functional destination. Therefore, only financial liabilities held for trading and those which are subject to fair value hedges and hedging derivatives are measured at fair value through profit and loss.

16. Foreign currency transactions

Initial recognition
Foreign currency transactions are recorded, on initial recognition, in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction.

Reporting at subsequent balance sheet dates
At every close of annual or interim financial statements, captions in foreign currency are measured as follows:

- foreign currency monetary items are translated using the closing rate;
- non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction;
- non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised through profit and loss in the period in which they arise.
When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised through profit and loss, any exchange component of that gain or loss is recognised through profit and loss.

17. Other information

Treasury shares
Any treasury shares held are directly deducted from equity. Similarly, their original cost and the profits or losses deriving from their subsequent sale are recorded in equity.

Leasehold improvements
The costs sustained for restructuring property belonging to third parties are capitalised in consideration of the fact that for the duration of the rental contract the using company has

control of the assets and may receive their future economic benefits. Such costs, recorded in Other assets as provided for by the instructions of the Bank of Italy, are amortised over a period which must not exceed the duration of the rental contract.

Employee termination indemnities
Employee termination indemnities are recorded based on their actuarial value.
For the purposes of defining actuarial value, the Projected unit credit method is used. This method sets out that future obligations are forecasted using past time-series analyses and the demographic curve and that such future cash flows are discounted based on a market interest rate. The provisions made in each period of service are considered separately and give rise to an additional unit of benefit entitlement for the purposes of the final obligation. The rate used to discount future flows is the average market yield curve on measurement dates, weighted based on percentage amount paid and advanced, for each maturity with respect to the total to be paid and advanced until the expiry of the entire obligation.
Costs to service the plan are accounted for in personnel costs as the net provisions made, provisions accrued in previous years and not yet accounted for, accrued interest and actuarial gains and losses. The latter are recorded using the "corridor approach" that is as the excess cumulated actuarial gains/losses, recorded at the end of the previous period with respect to 10% of present value of the defined benefit obligation. This excess is recorded in the statement of income on the basis of the expected average remaining working life of the participants to the plan.

Provisions for guarantees and commitments
Provisions made on an individual and collective basis, relative to estimated possible disbursements connected to credit risk relative to guarantees and commitments, determined applying the same criteria set out above with respect to loans, are recorded under Other liabilities, as set out by the Instructions of the Bank of Italy.

Share-based payments
Share-based payments are recorded in the statement of income, with a corresponding increase in shareholders' equity, on the basis of the fair value of financial instruments attributed at assignment date, dividing the charge over the period set forth by the plan.
In the case of options, the fair value is calculated using a model which considers, in addition to information such as strike price and expiry date of the option, spot price of the shares and their expected volatility, expected dividends and the risk-free interest rate, as well as the specific characteristics of the plan. The pricing model values the option and the probability of realisation of the condition on the basis of which the options have been assigned. The combination of the two values supplies the fair value of the assigned instrument.
Any decrease in the number of financial instruments granted is accounted for as a cancellation of such instruments.

Recognition of revenues
Revenues are recognised when they are collected or, in case of sale of goods or products, when it is probable that the economic benefits will be received and these benefits may be measured reliably, in case of services, when these have been rendered. In particular:
- interest is recognised on accrual on the basis of the contractual interest rate or the effective interest rate in the case of application of amortised cost;
- overdue interest, which may be provided for by the relevant contracts is recorded in the statement of income solely at the time of collection;
- dividends are posted in the statement of income when their distribution is approved;
- commission income from services is recorded, on the basis of the existence of contractual agreements, in the period in which the services have been rendered;
- revenues from the sale of financial instruments, determined by the difference between transaction price and the fair value of the instrument are recognised in the statement of income at the time of the transaction if the fair value is determinable with reference to parameters or transactions recently closed on the same market. If such values are not easily observable or present a reduced liquidity, the financial instrument is recognised at a value equal to the price of the transaction, net of the commercial margin; the difference with respect to the fair value is recorded in the statement of income during the life of the

transaction via a progressive reduction, in the valuation model, of the corrective factor connected to the scant liquidity of the instrument;
- revenues deriving from the sale of non-financial assets are recorded at the date of sale, unless Banca Intesa has maintained most of the risks and rewards related to the asset.

Fair value measurement
The fair value is the amount for which an asset may be exchanged or a liability settled between knowledgeable, willing counterparties in an arm's length transaction. Underlying the definition of fair value is a presumption that an entity is a going concern without any need to liquidate or curtail materially the scale of its operations or to undertake a transaction on adverse terms. Fair value reflects the credit quality of the instrument since it incorporates counterparty risk.

Financial instruments
For financial instruments the fair value is determined through the use of prices obtained from financial markets in the case of instruments quoted on active markets or via internal valuation techniques for other financial instruments.
A market is regarded as active if quoted prices, representing actual and regularly occurring market transactions considering a normal reference period, are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency. The following instruments are considered quoted on an active market which respects the characteristics indicated above: mutual funds, spot exchange rates, futures, options, and equities listed on a regulated market and bonds for which it is possible to continuously derive at least a bid and ask price on a quotation service with a bid-ask spread under an interval deemed to be congruous. Lastly, also hedge funds are considered quoted on an active market if these provide for a monthly liquidation of the quotas or, if they do not, if they present liquidability conditions no higher than four months. Conversely, all other securities, derivatives and hedge funds which do not fall in the categories described above are not considered quoted on an active market.
For financial instruments quoted on active markets the current bid price is used for financial assets and the current asking price for financial liabilities, struck on the most advantageous active market to which Banca Intesa had access at the close of the reference period.
For financial instruments for which the bid-ask spread is scarcely significant or for financial assets and liabilities with offsetting market risks, mid-market prices are used (again referred to the last day of the reference period) instead of the bid or ask price.
In case of absence of an active and liquid market the fair value of financial instruments is mostly determined via the use of valuation techniques which have the objective of establishing the price of a hypothetical arm's length transaction, motivated by normal business considerations, at measurement date. Valuation techniques incorporate all factors that market participants consider in setting a price: time value using the risk free rate, insolvency risk, prepayment and surrender risk, volatility of the financial instrument, as well as, if relevant, foreign exchange rates, raw material prices and stock prices.
In presence of high risk or parameters which are not directly observable on the market for more innovative financial products, the fair value desumed from valuation techniques is prudentially decreased through the application of a correction factor, determined on the basis of the degree of complexity of the valuation model used and the liquidity of the financial instrument. Since liquidity risk tends to decrease as the instrument reaches maturity, the aforementioned correction factor is multiplied by a number which decreases on the basis of the financial product's residual life.
The valuation technique defined for a financial instrument is adopted over time and is modified only following significant changes in market conditions or the subjective conditions related to the issuer of the financial instrument.
As concerns bonds and derivatives, valuation techniques have been defined and refer to current market values of similar instruments, to the time value and to option pricing models, marginally referring to the specific elements of the entity being valued and considering the parameters desumable from the market. The identification and application of the latter is carried out on the basis of the liquidity, depth and observability of reference markets. When using a calculation model, the need to make an adjustment to incorporate counterparty credit risk is considered.

In particular, bonds are measured by discounting future cash flows provided for in the contract, adjusted to consider issuer risk.
For derivatives, in consideration of their number and complexity, a systematic reference framework has been developed which represents the common elements (calculation algorithms, processing models, market data used, basic assumptions of the model) that are used to measure all categories of derivatives.
For equities a hierarchy and an order of valuation techniques have been developed which considers: direct transactions, that is significant transactions on the stock registered in a time frame considered to be sufficiently short with respect to measurement date and in constant market conditions, comparable transactions of companies operating in the same sectors and offering products/services similar to those of the equity investment to be measured, the application of average significant market multiples of comparable companies with respect to balance sheet and statement of income aggregates of the equity investment and, lastly, financial, equity and balance sheet individual valuation methods.
As concerns loans available for sale and assets and liabilities measured at cost or amortised cost, fair value for balance sheet purposes or included in the Notes to the Parent Company's financial statements is calculated as set out below:

- for fixed rate medium- and long-term assets and liabilities', measurement is mainly carried out by discounting future cash flows. This is defined applying a risk neutral approach, that is using a risk-free rate and correcting contractual future cash flows to consider the counterparty's credit risk, represented by the parameters Probability of Default (PD) and Loss Given Default (LGD);
- for variable rate assets and liabilities on demand or with short maturities book value net of collective/individual adjustments, represents a good proxy of fair value;
- for securities issued with floating rates and with fixed rates and short-term maturities, book value at inception is deemed to be a reasonable proxy of the fair value considering that it reflects the changes in both the yield curve and proxy in the credit risk associated to the issuer;
- for securities issued with fixed rates and a medium- or long-term maturity and for structured bonds with fair value hedges, the book value determined for the purposes of hedge accounting already considers market risk. For these securities, in the determination of the fair value indicated in the Notes to the Parent Company's financial statements, changes in the credit spread are not considered because of their immateriality.

Non-financial assets
As concerns investment property, for which the fair value is calculated only for the purposes of information to be provided in the Notes to the Parent Company's financial statements, reference is made to values determined, mainly via independent expert opinions, considering transactions at current prices in an active market for similar real estate properties, in the same location and conditions as well as subject to similar conditions in terms of rentals and other contracts.

Amortised cost measurement
Amortised cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition net of any principal repayments, plus or minus cumulative amortisation, calculated using the effective interest rate method, of any difference between initial amount and amount at maturity and net of any reduction for impairment. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or through the subsequent date for recalculation of the price to the net carrying amount of the financial asset or financial liability. For the calculation of the present value the effective interest rate is applied to the flow of future cash receipts or payments through the entire useful life of the financial asset or liability – or for a shorter period when certain conditions recur (for example review of market interest rates).
After initial recognition, amortised cost enables to allocate revenues and costs directly by decreasing or increasing the value of the instrument over the entire expected life of the instrument via the amortisation process. The determination of amortised cost is different depending on the fact that financial assets/liabilities have fixed or variable rates and – in this

last case – if the volatility of the rate is known or not beforehand. For instruments with fixed rate or fixed rate by time bands, future cash flows are quantified on the basis of the known interest rate (sole or variable) over the life of the financing. For financial assets/liabilities with variable rate, for which the volatility is not known beforehand (for example because it is linked to an index), the determination of cash flows is carried out based on the last rate available. At every revision of the interest rate the amortisation plan and the effective interest rate for the entire life of the investment, that is, until maturity, are recalculated. Any changes are recorded in the statement of income as income or loss.
Loans, investments held to maturity and financial assets available for sale, payables and securities issued are measured at amortised cost. Financial assets and liabilities traded at market conditions are initially recognised at fair value, which normally corresponds to the amount disbursed or paid including, for instruments measured at amortised cost, transaction costs and any directly attributable fees.
Transaction costs include internal or external marginal costs and income attributable to the issue, the acquisition or the disposal of a financial instrument which are not debited to the client. Such commissions, which must be directly attributable to the single financial asset or liability, modify the original effective interest rate, thereby the effective interest rate associated to the transaction differs from contractual interest rate. Transaction costs do not include costs/income referred to more than one transaction and the components related to events which may occur during the life of the financial instrument, but which are not certain at the time of the initial agreement, such as for example: commissions for distribution, for non-use, for advance termination, for underwriting, for facility and arrangement. Furthermore, amortised cost does not include costs which would be sustained independently from the transaction (e.g. administrative and communication costs, stationery expenses), those, which though directly attributable to the transaction are part of standard practice for the management of the financing (e.g. activities related to the loan granting process), as well as commissions of services received following structured finance activities which would in any case have been received independently from the subsequent financing of the transaction and, lastly, intergroup costs and income.
With reference to loans, the following costs are considered directly attributable to the financial instrument: fees paid to distribution networks, fees paid for the origination and/or the participation to syndicated loans and lastly, up-front commissions correlated to loans disbursed at rates exceeding market rates. Income considered in the calculation of amortised cost includes: up-front commissions correlated to loans disbursed at rates under market rates, income for the participation of syndicated loans and brokerage commissions received. As concerns securities not classified as held for trading, the following are considered transaction costs: commissions on contracts with brokers operating on the Italian stock exchange, commissions paid to dealers operating on the Italian and foreign stock and bond markets defined on the basis of the commission tables. Stamp duty is not considered in amortised cost since immaterial.
For securities issued, amortised cost considers placement commissions on bond issues paid to third parties, amounts paid to Exchanges and compensation paid to Independent auditors for the activities performed for each single issue, while amortised cost does not consider commissions paid to rating agencies, legal and advisory/review expenses for the annual update of prospectuses, the costs for the use of indexes and commissions which originate during the life of the bond issue.
Amortised cost is also applied for the measurement of loss incurred by the financial instruments listed above as well as for the measurement of instruments issued or purchased at a value other than fair value. The latter are measured at fair value, instead of the amount collected or paid, by discounting expected future cash flows at a rate equal to the effective interest rate of similar instruments (in terms of credit rating, contractual expiry, currency, etc.), with the simultaneous registration in the statement of income of a financial charge or income; after initial recognition, these are measured at amortised cost with the registration of higher or lower effective interest with respect to nominal interest. Lastly, also structured assets and liabilities which are not recognised at fair value through profit and loss for which the embedded derivative has been separated from the financial instrument are measured at amortised cost.
The amortised cost measurement criteria is not applied to financial assets/liabilities hedged for which fair value changes related to the risk hedged are recorded through profit and loss. The

financial instrument is again measured at amortised cost in case of hedge termination; from that moment the fair value changes recorded before are amortised, calculating a new effective interest rate which considers the value of the loan adjusted by the fair value of the hedged part, until the natural expiry of the hedge. Furthermore, as already mentioned in the paragraph relative to measurement criteria of due to and from banks and customers and securities issued, measurement at amortised cost is not applied to short-term assets/liabilities for which the time value is deemed to be immaterial and to loans without a definite maturity or revocable.

Impairment of assets

Financial assets

At every balance sheet date financial assets not classified in Financial assets held for trading are subject to impairment test for the purpose of assessing if there is objective evidence which leads to deem that the carrying value of such assets is not fully recoverable.
A permanent loss occurs if there is objective evidence of a reduction in future cash flows with respect to those originally estimated, following specific events; the loss must be quantified in a reliable way and must be incurred and not merely expected.
The measurement of impairment is carried out on an individual basis for financial assets which present specific evidence of losses and collectively, for financial assets for which individual measurement is not required or do not lead to adjustments. Collective measurement is based on the identification of portfolios of financial assets with the same risk characteristics as concerns the borrower/issuer, the economic sector, the geographic area, the presence of any guarantees and other relevant factors.
With reference to loans to customers and due from banks, positions attributed the status of doubtful, substandard, restructured or past due according to the definitions of Bank of Italy, consistent with IAS/IFRS, are subject to individual measurement.
Such non-performing loans undergo an individual measurement process and the amount of the adjustment of each loan is the difference between its carrying value at the time of measurement (amortised cost) and the present value of expected future cash flows, discounted using the original effective interest rate.
Expected cash flows consider expected recovery periods, presumed realisable value of guarantees as well as the costs sustained for the recovery of credit exposure. Cash flows relative to loans which are deemed to be recovered in the short term are not discounted, since the time value is immaterial.
Loans for which no objective evidence of loss has emerged from individual measurement are subject to collective measurement. Collective measurement occurs for homogeneous loan categories in terms of credit risk and the relative loss percentages are estimated considering past time-series, founded on observable elements at measurement date, that enable to estimate the value of the latent loss in each loan category. Measurement also considers the risk connected to the borrower's resident Country.
The determination of provisions on performing loans is carried out identifying the highest possible synergies (as permitted by the various legislations) with the supervisory approach contained in the "New capital accord" generally known as Basel II. In particular, the parameters of the calculation model set out in the new supervisory provisions, namely, Probability of Default (PD) and Loss Given Default (LGD), are used – where already available – also for the purposes of financial statement valuation. The relationship between the two aforementioned parameters represents the starting point for loan segmentation, since they summarise the relevant factors considered by IAS/IFRS for the determination of the homogenous categories and for the calculation of provisions. The time period of a year used for the determination of the probability of default is deemed to approximate the notion of incurred loss, that is, the loss based on current events but not yet included by the entity in the review of the risk of the specific customer, set forth by international accounting principles.
For financial assets available for sale, a negative change in fair value is considered impairment only if the loss is deemed to be permanent; in this case cumulated loss recorded in the year and any valuation reserve are registered in the statement of income. The impairment test is applied if one of the following conditions occurs: decrease in the fair value exceeding 20% of the original book value or decrease in the fair value persisting for a period of 24 months. Furthermore, for equities, the presence of one of these two elements is considered objective

evidence of impairment: decrease in the rating by over 2 notches, market capitalisation significantly under book value, the launch of a debt restructuring programme, a significant contraction in book value of shareholders' equity.
As concerns valuation techniques used to calculate fair value, please refer to the relevant illustrative chapter.

Equity investments
With reference to goodwill recorded in Banca Intesa's financial statements, deriving from the registration of investments at a value exceeding the relevant shareholders' equity, the impairment process is conducted via the estimate of the recoverable amount of cash-generating units represented by the juridical entity or by a specific business to which such goodwill has been allocated.
The impairment process is conducted on an annual basis for each investment which leads to record goodwill in the Parent Company or consolidated financial statements, and only in presence of signs of impairment (represented by the situations already indicated above with reference to financial assets available for sale) for the remaining investments.
The impairment process entails the determination of recoverable amount, represented by the higher between fair value less costs to sell and value in use.
As concerns valuation techniques used to calculate fair value less costs to sell, please refer to the relevant illustrative chapter herein.
Value in use is the current value of expected future cash flows from the asset undergoing the impairment process; it reflects estimated expected future cash flows from the asset, the estimate of possible changes in the amount and/or timing of cash flows, time value of money, the price able to repay the risk of the asset and other factors such as for example the illiquidity of the asset, which may affect the appreciation by market participants of expected future cash flows from the asset.
Value in use is determined by discounting future cash flows (DCF - Discounted Cash Flow).

Other non-financial assets
Property, equipment and intangible assets with definite useful life are subject to impairment test if there is the indication that the book value of the asset may no longer be recovered. Recoverable amount is determined with reference to the fair value of the property and equipment or intangible assets less costs to sell or the value in use if determinable and if it is higher than fair value.
As concerns property, fair value is mostly determined on the basis of an opinion prepared by an independent expert. The expert opinion is periodically renewed every time these is a change in real estate market trends which might lead to deem that previous estimates are no longer accurate and in any case every three years. Impairment is recorded only in the case that the fair value less costs to sell or value in use is lower than carrying value for a continuous period of three years.
For other property, equipment and intangible assets (other than goodwill) it is assumed that carrying value normally corresponds to value in use, since determined by a depreciation or amortisation process estimated on the basis of the effective contribution of the asset to the production process and since the determination of fair value is extremely subjective. The two values diverge and lead to impairment, in case of damages, exit from the production process or other similar non-recurring circumstances.

Part B: Information on the Parent Company's balance sheet

ASSETS

SECTION 1 - CASH AND CASH EQUIVALENTS – CAPTION 10

1.1 Cash and cash equivalents: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
a) Cash	931	1,080
b) On demand deposits with Central Banks	8	18
Total	**939**	**1,098**

SECTION 2 - FINANCIAL ASSETS HELD FOR TRADING - CAPTION 20

2.1 Financial assets held for trading: breakdown

(in millions of euro)

	30.06.2006		31.12.2005	
	Quoted	Unquoted	Quoted	Unquoted
A. Cash assets				
1. Debt securities	8,078	12,803	9,300	12,954
1.1 structured securities	*63*	*96*	*130*	*212*
1.2 other debt securities	*8,015*	*12,707*	*9,170*	*12,742*
2. Equities	506	198	675	383
3. Quotas of UCITS	-	582	-	573
4. Loans	-	-	-	-
4.1 repurchase agreements	-	-	-	-
4.2 other	-	-	-	-
5. Non-performing assets	-	-	-	-
6. Assets sold not derecognised	5,439	550	3,662	297
Total A	**14,023**	**14,133**	**13,637**	**14,207**
B. Derivatives				
1. Financial derivatives	1	8,384	-	10,280
1.1 trading	*1*	*8,382*	-	*10,273*
1.2 fair value option	-	-	-	-
1.3 other	-	*2*	-	*7*
2. Credit derivatives	-	518	-	768
2.1 trading	-	*516*	-	*766*
2.2 fair value option	-	-	-	-
2.3 other	-	*2*	-	*2*
Total B	**1**	**8,902**	**-**	**11,048**
TOTAL (A+B)	**14,024**	**23,035**	**13,637**	**25,255**

Cash assets are classified as quoted or unquoted based on the fact that such assets have or do not have a price in an active market, as illustrated in Part A – Accounting policies.
In compliance with Bank of Italy instructions, variation margins with Clearing Houses related to futures are recorded under Loans to customers.
Subcaption A.6. Assets sold not derecognised includes securities related to repurchase agreements.

2.2. Financial assets held for trading: borrower/issuer breakdown

(in millions of euro)

	30.06.2006	31.12.2005
A. CASH ASSETS		
1. Debt securities	**20,881**	**22,254**
a) Governments and Central Banks	3,521	2,019
b) Other public entities	253	591
c) Banks	5,311	7,868
d) Other issuers	11,796	11,776
2. Equities	**704**	**1,058**
a) Banks	224	415
b) Other issuers	480	643
- insurance companies	-	*24*
- financial institutions	*18*	*3*
- non-financial companies	*462*	*616*
- other	-	-
3. Quotas of UCITS	**582**	**573**
4. Loans	-	-
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other counterparties	-	-
5. Non-performing assets	-	-
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other counterparties	-	-
6. Assets sold not derecognised	**5,989**	**3,959**
a) Governments and Central Banks	3,936	2,775
b) Other public entities	86	90
c) Banks	577	95
d) Other issuers	1,390	999
Total A	**28,156**	**27,844**
B) DERIVATIVES		
a) Banks	7,509	8,488
b) Customers	1,394	2,560
Total B	**8,903**	**11,048**
TOTAL (A+B)	**37,059**	**38,892**

2.3. Financial assets held for trading: trading derivatives

(in millions of euro)

Type of derivatives/ Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	30.06.2006	31.12.2005
A) QUOTED DERIVATIVES							
1) Financial derivatives	-	-	1	-	-	1	-
with exchange of underlying asset	-	-	-	-	-	-	-
- *options bought*	-	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	1	-	-	1	-
- *options bought*	-	-	*1*	-	-	*1*	-
- *other derivatives*	-	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-	-
Total A	-	-	**1**	-	-	**1**	-
B) UNQUOTED DERIVATIVES							
1) Financial derivatives	**6.969**	**586**	**829**	-	-	**8.384**	**10.280**
with exchange of underlying asset	2	580	33	-	-	615	849
- *options bought*	*2*	*30*	*33*	-	-	*65*	*50*
- *other derivatives*	-	*550*	-	-	-	*550*	*799*
without exchange of underlying asset	6.967	6	796	-	-	7.769	9.431
- *options bought*	*1.037*	*4*	*702*	-	-	*1.743*	*1.748*
- *other derivatives*	*5.930*	*2*	*94*	-	-	*6.026*	*7.683*
2) Credit derivatives	-	-	-	**518**	-	**518**	**768**
with exchange of underlying asset	-	-	-	482	-	482	734
without exchange of underlying asset	-	-	-	36	-	36	34
Total B	**6.969**	**586**	**829**	**518**	-	**8.902**	**11.048**
TOTAL (A + B)	**6.969**	**586**	**830**	**518**	-	**8.903**	**11.048**

SECTION 3 - FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS - CAPTION 30

Caption not applicable to Banca Intesa.

SECTION 4 - FINANCIAL ASSETS AVAILABLE FOR SALE – CAPTION 40

4.1 Financial assets available for sale: breakdown

(in millions of euro)

	30.06.2006		31.12.2005	
	Quoted	**Unquoted**	**Quoted**	**Unquoted**
1. Debt securities	85	298	106	511
1.1 Structured securities	-	*8*	-	*8*
1.2 Other debt securities	*85*	*290*	*106*	*503*
2. Equities	846	1,256	721	1,102
2.1 Measured at fair value	*846*	*1,205*	*721*	*1,097*
2.2 Measured at cost	-	*51*	-	*5*
3. Quotas of UCITS	-	14	-	13
4. Loans	-	410	-	314
5. Non-performing assets	-	1	-	4
6. Assets sold not derecognised	-	-	-	-
Total	**931**	**1,979**	**827**	**1,944**

Loans, as illustrated in Part A – Accounting policies, refer to portions of syndicated loans underwritten and destined to be subsequently sold.
As concerns the subcaption Non-performing assets, please refer to Part E – Information on risks and relative hedging policies, Section – Credit risk.

4.2 Financial assets available for sale: borrower/issuer breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Debt securities	**383**	**617**
a) Governments and Central Banks	40	10
b) Other public entities	-	215
c) Banks	12	13
d) Other issuers	331	379
2. Equities	**2,102**	**1,823**
a) Banks	134	59
b) Other issuers	1,968	1,764
- insurance companies	*543*	*563*
- financial institutions	*91*	*145*
- non-financial companies	*1,242*	*1,005*
- other	*92*	*51*
3. Quotas of UCITS	**14**	**13**
4. Loans	**410**	**314**
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	5	-
d) Other counterparties	405	314
5. Non-performing assets	**1**	**4**
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other counterparties	1	4
6. Assets sold not derecognised	**-**	**-**
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other counterparties	-	-
TOTAL	**2,910**	**2,771**

4.4 Financial assets available for sale: assets with specific hedges

(in millions of euro)

	30.06.2006	31.12.2005
1. Financial assets with specific fair value hedges	**-**	**188**
a) Interest rate risk	-	188
b) Price risk	-	-
c) Foreign exchange risk	-	-
d) Credit risk	-	-
e) Various risks	-	-
2. Financial assets with specific cash flow hedges	**-**	**-**
a) Interest rate risk	-	-
b) Foreign exchange risk	-	-
c) Other	-	-
TOTAL	**-**	**188**

SECTION 5 - INVESTMENTS HELD TO MATURITY – CAPTION 50

5.1 Investments held to maturity: breakdown

5.2 Investments held to maturity: borrowers/issuers

5.3 Investments held to maturity: hedged assets

For information set out in points 5.1, 5.2 and 5.3 above, it must be noted that following first-time adoption of IAS 39 (1st January 2005) Banca Intesa did not classify any financial instrument under Investments held to maturity.

SECTION 6 – DUE FROM BANKS – CAPTION 60

6.1 Due from banks: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
A. Due from Central Banks	**652**	**511**
1. Time deposits	1	1
2. Compulsory reserve	651	510
3. Repurchase agreements	-	-
4. Other	-	-
B. Due from banks	**41,441**	**35,214**
1. Current accounts and deposits	6,960	6,274
2. Time deposits	25,522	19,508
3. Other loans	8,128	8,945
3.1 Repurchase agreements	*6,210*	*6,951*
3.2 Finance leases	-	-
3.3 Other	*1,918*	*1,994*
4. Debt securities	666	376
4.1 Structured	-	-
4.2 Other	*666*	*376*
5. Non-performing assets	-	-
6. Assets sold not derecognised	-	-
7. Trade receivables	165	111
Total (book value)	**42,093**	**35,725**
Total (fair value)	**42,086**	**35,719**

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies.
The subcaption B.7 Trade receivables includes due from banks for services rendered.

6.2 Due from banks: assets with specific hedges

(in millions of euro)

	30.06.2006	31.12.2005
1. Loans with specific fair value hedges	**1,041**	**1,007**
a) Interest rate risk	1,041	1,007
b) Foreign exchange risk	-	-
c) Credit risk	-	-
d) Various risks	-	-
2. Loans with specific cash flow hedges	**264**	**285**
a) Interest rate risk	56	61
b) Foreign exchange risk	208	224
c) Other	-	-
TOTAL	**1,305**	**1,292**

SECTION 7 – LOANS TO CUSTOMERS – CAPTION 70

7.1 Loans to customers: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Current accounts	12,621	14,764
2. Repurchase agreements	1,196	2,190
3. Mortgages	47,757	48,812
4. Credit card loans, personal loans and transfer of one fifth of salaries	2,908	2,827
5. Finance leases	-	-
6. Factoring	-	-
7. Other operations	38,204	36,827
8. Debt securities	954	1,657
8.1 Structured securities	-	*101*
8.2 Other debt securities	*954*	*1,556*
9. Non-performing assets	3,049	3,130
10. Assets sold not derecognised	-	-
11. Trade receivables	402	360
Total (book value)	**107,091**	**110,567**
Total (fair value)	**107,500**	**110,989**

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies.

As concerns the loan portfolio quality, please refer to Part E – Information on risks and relative hedging policies, Section – Credit risk.

The subcaption Trade receivables includes loans to customers for services rendered.

7.2 Loans to customers: borrower/issuer breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Debt securities	**954**	**1,657**
a) Governments and Central Banks	-	-
b) Other public entities	-	1,306
c) Other issuers	954	351
- non-financial companies	*1*	*-*
- financial institutions	*95*	*247*
- insurance companies	*858*	*104*
- other	*-*	*-*
2. Loans	**103,088**	**105,780**
a) Governments and Central Banks	202	1,072
b) Other public entities	477	2,878
c) Other counterparties	102,409	101,830
- non-financial companies	*54,282*	*53,433*
- financial institutions	*19,535*	*20,507*
- insurance companies	*166*	*867*
- other	*28,426*	*27,023*
3. Non-performing assets	**3,049**	**3,130**
a) Governments and Central Banks	-	-
b) Other public entities	2	4
c) Other counterparties	3,047	3,126
- non-financial companies	*2,151*	*2,180*
- financial institutions	*47*	*75*
- insurance companies	*-*	*-*
- other	*849*	*871*
4. Assets sold not derecognised	**-**	**-**
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Other counterparties	-	-
- non-financial companies	*-*	*-*
- financial institutions	*-*	*-*
- insurance companies	*-*	*-*
- other	*-*	*-*
TOTAL	**107,091**	**110,567**

7.3 Loans to customers: assets with specific hedges

(in millions of euro)

	30.06.2006	31.12.2005
1. Loans with specific fair value hedges	**395**	**955**
a) Interest rate risk	395	697
b) Foreign exchange risk	-	-
c) Credit risk	-	-
d) Various risks	-	258
2. Loans with specific cash flow hedges	-	-
a) Interest rate risk	-	-
b) Foreign exchange risk	-	-
c) Other	-	-
TOTAL	**395**	**955**

As illustrated in Part A – Accounting policies and Part E – Information on risks and relative hedging policies, loans to customers are mainly hedged via cash flow hedges of variable rate funding represented by securities, to the extent to which this is used to finance fixed rate investments.

SECTION 8 - HEDGING DERIVATIVES – CAPTION 80 OF ASSETS AND CAPTION 60 OF LIABILITIES

As concerns the objectives and the strategies underlying hedging transactions please refer to information provided in Part E – Information on risks and relative hedging policies, Section – Market risks.
Solely derivatives traded on regulated markets are considered quoted derivatives. For futures, on the basis of the instructions issued by the Bank of Italy, the relative margins are recorded under the caption Loans to customers.

8.1 Hedging derivatives : breakdown by type of derivative and underlying asset

(in millions of euro)

Type of derivatives/Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	Total
A) QUOTED DERIVATIVES						
1) Financial derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
- *options bought*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
- *options bought*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B) UNQUOTED DERIVATIVES						
1) Financial derivatives	**694**	**42**	-	-	-	**736**
with exchange of underlying asset	-	34	-	-	-	34
- *options bought*	-	-	-	-	-	-
- *other derivatives*	-	*34*	-	-	-	*34*
without exchange of underlying asset	694	8	-	-	-	702
- *options bought*	-	-	-	-	-	-
- *other derivatives*	694	*8*	-	-	-	*702*
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total B	**694**	**42**	-	-	-	**736**
TOTAL (A+B)	**694**	**42**	-	-	-	**736**
TOTAL (A+B) 31.12.2005	**1,013**	**34**	-	-	-	**1,047**

The table indicates the positive values of hedging derivatives.
The respective assets/liabilities hedged are indicated in specific tables included in the illustration of the single captions.

8.2 Hedging derivatives: breakdown by hedged portfolio and type of hedge

(in millions of euro)

Operations/Type of hedge	Fair value						Cash flow	
	Specific					Generic	Specific	Generic
	interest rate risk	foreign exchange risk	credit risk	price risk	various risks			
1. Financial assets available for sale	-	-	-	-	-	X	-	X
2. Loans	37	-	-	X	-	X	9	X
3. Investments held to maturity	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	2	X	-
Total assets	**37**	**-**	**-**	**-**	**-**	**2**	**9**	**-**
1. Financial liabilities	532	-	-	X	34	X	-	X
2. Portfolio	X	X	X	X	X	-	X	122
Total liabilities	**532**	**-**	**-**	**-**	**34**	**-**	**-**	**122**

The table indicates the positive fair values of hedging derivatives, broken down in relation to asset or liability hedged and type of hedge. These mostly refer to fair value hedges of liabilities issued. Cash flow hedges mostly refer to floating rate securities used to fund fixed rate investments.

SECTION 9 – FAIR VALUE CHANGE OF FINANCIAL ASSETS IN HEDGED PORTFOLIOS – CAPTION 90

9.1 Fair value change of hedged assets: breakdown by hedged portfolio

(in millions of euro)

	30.06.2006	31.12.2005
1. Positive fair value change	-	-
1.1. of specific portfolios	-	-
a) loans	-	-
b) assets available for sale	-	-
1.2. overall	-	-
2. Negative fair value change	**-2**	-
2.1. of specific portfolios	-2	-
a) loans	-2	-
b) assets available for sale	-	-
2.2. overall	-	-
TOTAL	**-2**	

9.2 Assets with generic interest rate hedge

(in millions of euro)

Hedged Asset	30.06.2006	31.12.2005
1. Loans	12,000	-
2. Assets available for sale	-	-
3. Portfolio	-	-
TOTAL	**12,000**	**-**

The figure above corresponds to the nominal value of the instalments of floating rate mortgages subject to fair value hedging for the period between the date in which the rate is set and the date of liquidation.

SECTION 10 – EQUITY INVESTMENTS – CAPTION 100

10.1 Equity investments: information on equity stakes

	Registered office	% held	Votes available %
A. Wholly-owned subsidiaries			
1. Agricola Investimenti S.p.A.	Milano	100.00	100.00
2. Banca Caboto S.p.A.	Milano	100.00	100.00
3. Banca Cis S.p.A.	Cagliari	28.33	28.33
4. Banca Intesa (France) S.A.	Paris	99.99	99.99
5. Banca di Trento e Bolzano S.p.A.	Trento	8.28	8.28
6. Banca Intesa Mediocredito S.p.A.	Milano	100.00	100.00
7. Banca Intesa Private Banking S.p.A.	Milano	100.00	100.00
8. Banca Popolare Friuladria S.p.A.	Pordenone	76.05	76.05
9. BCI U.S. Funding LLC I	USA	100.00	100.00
10. BCI U.S. Funding LLC II	USA	100.00	100.00
11. BCI U.S. Funding LLC III	USA	100.00	100.00
12.Banca Intesa Infrastrutture e Sviluppo S.p.A.	Roma	100.00	100.00
13. Cassa di Risparmio di Biella e Vercelli S.p.A.	Biella	55.00	55.00
14. Cassa di Risparmio di Parma e Piacenza S.p.A.	Parma	100.00	100.00
15. Comit Investments (Ireland) Ltd.	Dublin	99.21	99.21
16. Cormano S.r.l.	Varese	70.82	70.82
17. Finanziaria B.T.B. S.p.A.	Trento	99.29	99.29
18. Ifas Gruppo S.p.A.	Torino	45.00	45.00
19. Immobiliare Bella Riva S.r.l.	Como	100.00	100.00
20. IntesaBci Preferred Capital Company LLC III	USA	100.00	100.00
21. Intesa Bank Ireland Plc.	Dublin	99.99	99.99
22. Intesa Bank Overseas Ltd.	Cayman Islands	100.00	100.00
23. Intesa Brasil Emprendimentos S.A.	São Paulo	100.00	100.00
24. Intesa Casse del Centro S.p.A.	Spoleto-Perugia	96.07	96.07
25. Intesa Distribution Services S.r.l.	Milano	32.05	32.05
26. Intesa e-Lab S.p.a.	Milano	100.00	100.00
27. Intesa Formazione S.c.p.a.	Napoli	61.00	61.00
28. Intesa Funding LLC	USA	100.00	100.00
29. Intesa Holding Asset Management. S.p.A.	Milano	100.00	100.00
30. Intesa Holding International S.A.	Luxembourg	99.99	99.99
31. Intesa Investimenti S.p.A.	Milano	100.00	100.00
32. Intesa Lease Sec S.r.l.	Milano	60.00	60.00
33. Intesa Leasing S.p.A.	Milano	99.67	99.67
34. Intesa Mediofactoring S.p.A.	Milano	100.00	100.00
35. Intesa Preferred Capital Company LLC	USA	100.00	100.00
36. Intesa Previdenza - Societa di intermediaz. Mobiliare S.p.A.	Milano	78.53	78.53
37. Intesa Real Estate S.r.l	Milano	100.00	100.00
38. Intesa Sec. S.p.A.	Milano	60.00	60.00
39. Intesa Sec 2 S.r.l.	Milano	60.00	60.00
40. Intesa Sec. NPL S.p.A.	Milano	60.00	60.00
41. Intesa Sec. NPL2 S.r.l.	Milano	100.00	100.00
42. IntesaTrade Sim S.p.A.	Milano	100.00	100.00
43. Inversiones Mobiliarias S.A "IMSA"	Lima (Perù)	99.82	99.82
44. Lima Sudameris Holding S.A.	Lima (Perù)	49.28	49.28
45. OOO Intesa Realty Russia	Moscow	100.00	100.00
46. Petrochemical Investments Ltd. (P.I.L.)	Cayman Islands	100.00	100.00

	Registered office	% held	Votes available %
47. Phoenix Beteiligungs GmbH	Berlin	100.00	100.00
48. Phoenix Beteiligungs GmbH & Co KG	Berlin	98.78	98.78
49. Private Equity International S.A.	Luxembourg	99.99	99.99
50. Resco Uno S.r.l.	Milano	100.00	100.00
51. Scala Advisory S.A.	Milano	99.97	99.97
52. Setefi S.p.A.	Milano	100.00	100.00
53. SIREFID S.p.A.	Milano	100.00	100.00
54. ZAO Banca Intesa	Moscow	100.00	100.00
55. Zao International Business Consulting (in liquidazione)	Moscow	55.00	55.00
B. Companies subject to joint control			
1. Agos S.p.A.	Milano	49.00	49.00
2. Augusto S.r.l.	Milano	5.00	5.00
3. CAAM Società di Gestione del Risparmio S.p.A	Milano	32.05	32.05
4. Caralt S.p.A.	Alessandria	35.00	35.00
5. Colombo S.r.l.	Milano	5.00	5.00
6. Diocleziano S.r.l.	Milano	5.00	5.00
7. I2 Capital S.p.A.	Torino	8.01	8.01
8. Leonardo Technology S.p.A	Milano	33.33	33.33
9. Shanghai Sino Italy Business Advisory Company Ltd	Shanghai	40.00	40.00
10. Sviluppo Garibaldi - Repubblica S.p.A.	Milano	33.00	33.00
C. Companies subject to significant influence			
1. Autostrade Lombarde S.p.A.	Bergamo	3.80	3.80
2. Banca Generali S.p.A.	Trieste	22.37	22.37
3. Banca Impresa Lazio S.p.A.	Roma	12.00	12.00
4. CAAM Alternative Investments SGR S.p.A	Milano	10.00	10.00
5. Cassa di Risparmio di Fermo S.p.A.	Fermo	33.33	33.33
6. Cassa di Risparmio della Provincia di Teramo S.p.A.	Teramo	20.00	20.00
7. Castello Gestione Crediti S.r.l.	Milano	19.00	19.00
8. Collegamenti Integrati Veloci - CIV S.p.A.	Tortona	5.00	5.00
9. Credit Agricole Asset Management SGR S.p.A.	Milano	32.05	32.05
10. Euromilano S.p.A.	Milano	37.50	37.50
11. Europrogetti & Finanza S.p.A.	Roma	15.97	15.97
12. F.I.L.A. Fabbrica Italiana Lapis ed Affini S.p.A.	Milano	24.75	24.75
13. Imaging S.p.A.	Milano	37.95	37.95
14. Intesa Vita S.p.A.	Milano	50.00	44.44
15. Mater-Bi S.p.A.	Milano	34.48	34.48
16. NH Italia s.r.l	Milano	49.00	49.00
17. Obiettivo Nord-Est Sicav S.p.A.	Milano	9.21	9.21
18. P.B. S.r.l.	Milano	42.24	42.24
19. Parmafactor S.p.A.	Milano	10.00	10.00
20. Pirelli & C S.p.A.	Milano	1.54	1.58
21. R.C.N. Finanziaria S.p.A.	Mantova	23.96	23.96
22. Rizzoli Corriere della Sera MediaGroup S.p.A.	Milano	4.58	4.77
23. Società per i Servizi Bancari S.p.A.	Milano	17.52	17.52
24. Synesis Finanziaria S.p.A.	Torino	25.00	25.00
25. Tangenziali Esterne di Milano S.p.A.	Milano	5.00	5.00
26. Termomeccanica S.p.A.	La Spezia	33.29	33.29
27. Turismo & Immobiliare S.p.A.	Milano	25.00	25.00
28. Uno A Erre Italia S.p.A. (ex Ecc Holding)	Arezzo	13.51	13.51

The illustration of the motivations which determine that a company is subject to joint control or significant influence is contained in Part A – Accounting policies, to which reference must be made.

10.4 Commitments referred to investments in subsidiaries

As at 30th June 2006 Banca Intesa had no commitments referred to subsidiaries.

10.5 Commitments referred to investments in companies subject to joint control

As at 30th June 2006 Banca Intesa had no commitments referred to companies subject to joint control.

10.6 Commitments referred to investments in companies subject to significant influence

As at 30th June 2006 Banca Intesa had no commitments referred to companies subject to significant influence.

SECTION 11 - PROPERTY AND EQUIPMENT – CAPTION 110

11.1 Property and equipment: breakdown of assets measured at cost

(in millions of euro)

	30.06.2006	31.12.2005
A. Property and equipment used in operations		
1.1 owned	1,441	1,508
a) land	*468*	*473*
b) buildings	*675*	*719*
c) furniture	*102*	*107*
d) electronic equipment	*191*	*204*
e) other	*5*	*5*
1.2 acquired in leasing	1	1
a) land	-	-
b) buildings	*1*	*1*
c) furniture	-	-
d) electronic equipment	-	-
e) other	-	-
Total A	**1,442**	**1,509**
B. Investment property		
2.1 owned	-	-
a) land	-	-
b) buildings	-	-
2.2 acquired in leasing	-	-
a) land	-	-
b) buildings	-	-
Total B	-	-
TOTAL (A + B)	**1,442**	**1,509**

Following the completion of the rationalisation of the real estate properties of the Bank conducted in 2003 and 2004, all of Banca Intesa's real estate properties are used for operations.

11.2 Property and equipment: breakdown of assets measured at fair value or revalued

Caption not applicable to Banca Intesa.

11.3 Property and equipment used in operations: annual changes

(in millions of euro)

	Land	Buildings	Furniture	Electronic equipment	Other	Total
A. Gross initial carrying amount	**473**	**1,331**	**388**	**1,233**	**28**	**3,453**
A.1 Total net adjustments	-	-611	-281	-1,029	-23	-1,944
A.2 Net initial carrying amount	**473**	**720**	**107**	**204**	**5**	**1,509**
B. Increases	-	**20**	**4**	**36**	-	**60**
B.1 Purchases	-	15	4	35	-	54
B.2 Capitalised improvement costs	-	-	-	-	-	-
B.3 Write-backs recognised in	-	-	-	-	-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
B.4 Positive fair value differences recognised in	-	-	-	-	-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
B.5 Positive foreign exchange differences	-	-	-	1	-	1
B.6 Transfer from investment property	-	-	-	-	-	-
B.7 Other changes	-	5	-	-	-	5
C. Decreases	**-5**	**-64**	**-9**	**-49**	-	**-127**
C.1 Sales	-2	-45	-	-	-	-47
C.2 Depreciation	-	-19	-9	-48	-	-76
C.3 Impairment losses recognised in	-	-	-	-	-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
C.4 Negative fair value differences recognised in	-	-	-	-	-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
C.5 Negative foreign exchange differences	-	-	-	-1	-	-1
C.6 Transfer to	-	-	-	-	-	-
a) investment property	-	-	-	-	-	-
b) non-current assets held for sale and discontinued operations	-	-	-	-	-	-
C.7 Other changes	-3	-	-	-	-	-3
D. Net final carrying amount	**468**	**676**	**102**	**191**	**5**	**1,442**
D.1 Total net adjustments	-	587	292	1,076	22	1,977
D.2 Gross final carrying amount	**468**	**1,263**	**394**	**1,267**	**27**	**3,419**
E. Measurement at cost	-	-	-	-	-	-

SECTION 12 - INTANGIBLE ASSETS - CAPTION 120

12.1 Intangible assets: breakdown by type of asset

(in millions of euro)

	30.06.2006		31.12.2005	
	Finite useful life	**Indefinite useful life**	**Finite useful life**	**Indefinite useful life**
A.1 Goodwill	**X**	**-**	**X**	**-**
A.2 Other intangible assets	**332**	**-**	**364**	**-**
A.2.1 Assets measured at cost	332	-	364	-
a) Internally generated intangible assets	*297*	-	*319*	-
b) Other assets	*35*	-	*45*	-
A.2.2 Assets measured at fair value	-	-	-	-
a) Internally generated intangible assets	-	-	-	-
b) Other assets	-	-	-	-
Total	**332**	**-**	**364**	**-**

The figures indicated above refer to internally generated software for 297 million euro and the purchase via licences to use for the remaining 35 million euro.

12.2 Intangible assets: annual changes

(in millions of euro)

	Goodwill	Other intangible assets: internally generated		Other intangible assets: other		Total
		Finite useful life	Indefinite useful life	Finite useful life	Indefinite useful life	
A. Gross initial carrying amount	-	**1,060**	-	**430**	-	**1,490**
A.1 Total net adjustments	-	-741	-	-385	-	-1,126
A.2 Net initial carrying amount	-	**319**	-	**45**	-	**364**
B. Increases	-	**55**	-	**2**	-	**57**
B.1 Purchases	-	55	-	2	-	57
B.2 Increases of internally generated intangible assets	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Positive fair value differences recognised in	-	-	-	-	-	-
- shareholders' equity	X	-	-	-	-	-
- statement of income	X	-	-	-	-	-
B.5 Positive foreign exchange differences	-	-	-	-	-	-
B.6 Other changes	-	-	-	-	-	-
C. Decreases	-	**-77**	-	**-12**	-	**-89**
C.1 Sales	-	-	-	-	-	-
C.2 Impairment losses	-	-77	-	-12	-	-89
- Amortisation	X	-77	-	-12	-	-89
- Write-downs recognised in	-	-	-	-	-	-
shareholders' equity	X	-	-	-	-	-
statement of income	-	-	-	-	-	-
C.3 Negative fair value differences recognised in	-	-	-	-	-	-
- shareholders' equity	X	-	-	-	-	-
- statement of income	X	-	-	-	-	-
C.4 Transfer to non-current assets held for sale and discontinued operations	-	-	-	-	-	-
C.5 Negative foreign exchange differences	-	-	-	-	-	-
C.6 Other changes	-	-	-	-	-	-
D. Net final carrying amount	-	**297**	-	**35**	-	**332**
D.1 Total net adjustments	-	818	-	397	-	1,215
E. Gross final carrying amount	-	**1,115**	-	**432**	-	**1,547**
F. Measurement at cost	-	-	-	-	-	-

SECTION 13 – TAX ASSETS AND LIABILITIES – CAPTION 130 AND CAPTION 80

13.1 Deferred tax assets: breakdown

Deferred tax assets are recorded with reference to temporary deductible differences and mostly refer to adjustments to loans (349 million euro) and to allowances for risks and charges and liabilities for guarantees and commitments for a total of 362 million euro.

13.2 Deferred tax liabilities: breakdown

Deferred tax liabilities essentially referred to the reversal of the depreciation of land carried out on first-time adoption of IAS/IFRS, to the accelerated depreciation allowance eliminated in 2004 for a total of 94 million euro.

13.3 Changes in deferred tax assets (through profit and loss)

(in millions of euro)

	30.06.2006	31.12.2005
1. Initial amount	**904**	**944**
2. Increases	**128**	**1,000**
2.1 Deferred tax assets recognised in the period	54	333
a) related to previous years	29	-
b) due to changes in accounting criteria	-	-
c) value recoveries	-	-
d) other	25	333
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	74	667
3. Decreases	**-163**	**-1,040**
3.1 Deferred tax assets eliminated in the period	-158	-905
a) reversals	-158	-905
b) write-offs	-	-
c) due to changes in accounting criteria	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-5	-135
4. Final amount	**869**	**904**

Subcaptions 2.3 – Other increases and 3.3 – Other decreases of 2005 included deferred tax assets due to first-time adoption of IAS/IFRS 32 and 39, which was partly annulled in the same year.

13.4 Changes in deferred tax liabilities (through profit and loss)

(in millions of euro)

	30.06.2006	31.12.2005
1. Initial amount	**129**	**134**
2. Increases	**14**	**233**
2.1 Deferred tax liabilities recognised in the period	6	46
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) other	6	46
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	8	187
3. Decreases	**-2**	**-238**
3.1 Deferred tax liabilities eliminated in the period	-1	-214
a) reversals	-1	-214
b) due to changes in accounting criteria	-	-
c) other	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-1	-24
4. Final amount	**141**	**129**

Subcaptions 2.3 – Other increases and 3.3 – Other decreases of 2005 included deferred tax liabilities due to first-time adoption of IAS/IFRS 32 and 39, which was partly annulled in the same year.

13.5 Changes in deferred tax assets (recorded in equity)

(in millions of euro)

	30.06.2006	31.12.2005
1. Initial amount	**24**	**-**
2. Increases	**1**	**24**
2.1 Deferred tax assets recognised in the period	1	13
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) other	1	13
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	-	11
3. Decreases	**-21**	**-**
3.1 Deferred tax assets eliminated in the period	-21	-
a) reversals	-21	-
b) write-offs	-	-
c) due to changes in accounting criteria	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-	-
4. Final amount	**4**	**24**

13.6 Changes in deferred tax liabilities (recorded in equity)

(in millions of euro)

	30.06.2006	31.12.2005
1. Initial amount	**14**	**-**
2. Increases	**44**	**21**
2.1 Deferred tax liabilities recognised in the period	44	9
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) other	*44*	*9*
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	-	12
3. Decreases	**-**	**-7**
3.1 Deferred tax liabilities eliminated in the period	-	-7
a) reversals	-	-7
b) due to changes in accounting criteria	-	-
c) other	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-	-
4. Final amount	**58**	**14**

SECTION 14 - NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS AND RELATED LIABILITIES – CAPTION 140 OF ASSETS AND CAPTION 90 OF LIABILITIES

14.1 Non-current assets held for sale and discontinued operations: breakdown by type of asset

14.2 Other information

14.3 Information on companies subject to significant influence not carried at equity

With reference to paragraphs 14.1, 14.2 and 14.3 above, it must be noted that Banca Intesa, as at 30th June 2006, did not present any Non-current assets held for sale and discontinued operations.

SECTION 15 - OTHER ASSETS – CAPTION 150

15.1 Other assets: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
Amounts to be debited - under processing	255	452
Amounts to be debited - deriving from securities transactions	87	33
Bank cheques drawn on third parties to be settled	607	507
Transit items	121	123
Cheques drawn on the bank settled	61	69
Cautionary deposits on behalf of third parties	17	6
Leasehold improvements	57	55
Crediti verso società del Gruppo per consolidato fiscale	320	276
Other	560	485
Total	**2,085**	**2,006**

LIABILITIES

SECTION 1 – DUE TO BANKS - CAPTION 10

1.1 Due to banks: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Due to Central Banks	**4,839**	**5,887**
2. Due to banks	**29,590**	**27,295**
2.1 Current accounts and deposits	9,107	8,518
2.2 Time deposits	13,736	12,198
2.3 Loans	3,442	3,418
2.3.1 Finance leases	-	-
2.3.2 Other	*3,442*	*3,418*
2.4 Debts for commitments to repurchase own equity instruments	-	-
2.5 Liabilities related to assets sold not derecognised	3,263	3,154
2.5.1 Repurchase agreements	*3,215*	*3,108*
2.5.2 Other	*48*	*46*
2.6 Other debts	12	-
2.7 Trade payables	30	7
Total	**34,429**	**33,182**
Fair value	**34,429**	**33,182**

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies.
The amount indicated in subcaption 2.5 Liabilities related to assets sold not derecognised refers to repurchase agreements.
Subcaption 2.7 Trade payables includes due to banks for services rendered.

1.2 Breakdown of caption 10 Due to banks: subordinated debts

The complete list of subordinated debts is presented in Part F – Information on capital. The amount included in caption "Due to banks" totalled 1,459 million euro.

1.3 Breakdown of caption 10 Due to banks: structured debts

Banca Intesa has not issued any structured debts.

1.4 Breakdown of caption 10 Due to banks: debts with specific hedges

(in millions of euro)

	30.06.2006	31.12.2005
1. Due to banks with specific fair value hedges	**1,225**	**897**
a) Interest rate risk	1,201	884
b) Foreign exchange risk	-	-
c) Various risks	24	13
2. Due to banks with specific cash flow hedges	-	-
a) Interest rate risk	-	-
b) Foreign exchange risk	-	-
c) Other	-	-
TOTAL	**1,225**	**897**

SECTION 2 – DUE TO CUSTOMERS – CAPTION 20

2.1 Due to customers: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Current accounts and deposits	63,772	64,099
2. Time deposits	7,978	10,040
3. Public funds under administration	53	51
4. Loans	568	572
4.1 Financial leases	-	-
4.2 Other	*568*	*572*
5. Debts for commitments to repurchase own equity instruments	-	-
6. Liabilities related to assets sold not derecognised	6,472	4,957
6.1 Repurchase agreements	*6,472*	*4,957*
6.2 Other	-	-
7. Other debts	1,217	1,074
8. Trade payables	145	95
Total	**80,205**	**80,888**
Fair value	**80,205**	**80,888**

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies.

Subcaption 8. Trade payables includes due to customers for services rendered.

2.2 Breakdown of caption 20 Due to customers: subordinated debts

The complete list of subordinated debts is presented in Part F – Information on capital. The caption Due to customers included subordinated debts amounting to 562 million euro.

2.3 Breakdown of caption 20 Due to customers: structured debts

Banca Intesa has not issued any structured debts.

2.4 Breakdown of caption 20 Due to customers: debts with specific hedges

(in millions of euro)

	30.06.2006	31.12.2005
1. Due to customers with specific fair value hedges	**582**	**20**
a) Interest rate risk	582	20
b) Foreign exchange risk	-	-
c) Various risks	-	-
2. Due to customers with specific cash flow hedges	-	-
a) Interest rate risk	-	-
b) Foreign exchange risk	-	-
c) Other	-	-
TOTAL	**582**	**20**

SECTION 3 – SECURITIES ISSUED - CAPTION 30

3.1 Securities issued: breakdown

(in millions of euro)

Tipologia titoli/Valori	30.06.2006		31.12.2005	
	Book value	Fair value	Book value	Fair value
A. Listed securities	**12,354**	**12,354**	**12,470**	**12,481**
1. bonds	12,354	12,354	12,470	12,481
1.1 structured	*10,932*	*10,932*	*10,871*	*10,871*
1.2 other	*1,422*	*1,422*	*1,599*	*1,610*
2. other	-	-	-	-
2.1 structured	-	-	-	-
2.2 other	-	-	-	-
B. Unlisted securities	**47,246**	**47,210**	**44,504**	**44,512**
1. bonds	40,812	40,776	39,734	39,742
1.1 structured	*4,061*	*4,061*	*6,814*	*6,814*
1.2 other	*36,751*	*36,715*	*32,920*	*32,928*
2. other	6,434	6,434	4,770	4,770
2.1 structured	*2*	*2*	*1*	*1*
2.2 other	*6,432*	*6,432*	*4,769*	*4,769*
Total	**59,600**	**59,564**	**56,974**	**56,993**

In the table below quoted securities include issues traded on the Government bond market (MOT).
The illustration of the criteria to determine fair value is contained in Part A – Accounting policies.

3.2 Breakdown of caption 30 Securities issued: subordinated securities

The complete list of subordinated securities is presented in Part F – Information on capital.
The caption Securities issued included subordinated securities amounting to 7,866 million euro.

3.3 Breakdown of caption 30 Securities issued: securities with specific hedges

(in millions of euro)

	30.06.2006	31.12.2005
1. Securities with specific fair value hedges	**24,794**	**27,709**
a) Interest rate risk	22,068	26,733
b) Foreign exchange risk	-	-
c) Various risks	2,726	976
2. Securities with specific cash flow hedges	-	-
a) Interest rate risk	-	-
b) Foreign exchange risk	-	-
c) Other	-	-
TOTAL	**24,794**	**27,709**

SECTION 4 – FINANCIAL LIABILITIES HELD FOR TRADING – CAPTION 40

4.1 Financial liabilities held for trading: breakdown

(in millions of euro)

	30.06.2006				31.12.2005			
	Nominal value	Fair value		Fair value (*)	Nominal value	Fair value		Fair value (*)
		quoted	unquoted			quoted	unquoted	
A. CASH LIABILITIES								
1. Due to banks	-	-	-	-	-	-	-	-
2. Due to customers	**1,036**	**1,026**	-	**1,026**	**1,959**	**2,009**	-	**2,009**
3. Debt securities	-	-	-	X	-	-	-	-
3.1 Bonds	-	-	-	X	-	-	-	-
3.1.1 structured	-	-	-	X	-	-	-	-
3.1.2 other bonds	-	-	-	X	-	-	-	-
3.2 Other	-	-	-	X	-	-	-	-
3.2.1 structured	-	-	-	X	-	-	-	-
3.2.2 other	-	-	-	X	-	-	-	-
Total A	**1,036**	**1,026**	-	**1,026**	**1,959**	**2,009**	-	**2,009**
B. DERIVATIVES								
1. Financial derivatives	X	**4**	**9,015**	X	**X**	**1**	**11,362**	-
1.1 Trading	X	4	7,488	X	X	1	9,715	-
1.2 Fair value option	X	-	-	X	X	-	-	-
1.3 Other	X	-	1,527	X	X	-	1,647	-
2. Credit derivatives	X	-	**514**	X	**X**	-	**764**	-
2.1 Trading	X	-	514	X	X	-	762	-
2.2 Fair value option	X	-	-	X	X	-	-	-
2.3 Other	X	-	-	X	X	-	2	-
Total B	-	**4**	**9,529**	-	-	**1**	**12,126**	-
TOTAL (A+B)	**1,036**	**1,030**	**9,529**	**1,026**	**1,959**	**2,010**	**12,126**	**2,009**

(*) Fair value excluding changes in creditworthiness of the issuer after issue date.

Caption A.2 Due to customers includes short selling related to "repurchase agreements".

4.2 Breakdown of caption 40 Financial liabilities held for trading: subordinated liabilities

Banca Intesa does not have any subordinated liabilities classified in caption Financial liabilities held for trading.

4.3 Breakdown of caption 40 Financial liabilities held for trading; structured debts

Banca Intesa does not have any structured debts classified in caption Financial liabilities held for trading.

4.4 Financial liabilities held for trading: derivatives

(in millions of euro)

Type of derivatives/ Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	30.06.2006	31.12.2005
A) LISTED DERIVATIVES							
1) Financial derivatives	-	1	3	-	-	4	1
with exchange of underlying asset	-	1	2	-	-	3	-
- *options issued*	-	-	1	-	-	1	-
- *other derivatives*	-	1	1	-	-	2	-
without exchange of underlying asset	-	-	1	-	-	1	1
- *options issued*	-	-	-	-	-	-	-
- *other derivatives*	-	-	1	-	-	1	1
2) Credit derivatives	-	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-	-
Total A	-	1	3	-	-	4	1
B) UNLISTED DERIVATIVES							
1) Financial derivatives	*7,281*	*850*	*884*	-	-	*9,015*	*11,362*
with exchange of underlying asset	1	767	111	-	-	879	869
- *options issued*	*1*	*17*	*111*	-	-	*129*	*36*
- *other derivatives*	-	*750*	-	-	-	*750*	*833*
without exchange of underlying asset	7,280	83	773	-	-	8,136	10,493
- *options issued*	*1,038*	*12*	*684*	-	-	*1,734*	*1,806*
- *other derivatives*	*6,242*	*71*	*89*	-	-	*6,402*	*8,687*
2) Credit derivatives	-	-	-	*514*	-	*514*	*764*
with exchange of underlying asset	-	-	-	494	-	494	744
without exchange of underlying asset	-	-	-	20	-	20	20
Total B	**7,281**	**850**	**884**	**514**	**-**	**9,529**	**12,126**
TOTAL (A + B)	**7,281**	**851**	**887**	**514**	**-**	**9,533**	**12,995**

Derivatives are considered quoted only if traded on regulated markets. In compliance with Bank of Italy instructions, variation margins with Clearing Houses related to futures are recorded under Due to customers.

SECTION 5 – FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS – CAPTION 50

Caption not applicable to Banca Intesa.

SECTION 6 - HEDGING DERIVATIVES – CAPTION 60

6.1. Hedging derivatives: breakdown by type of derivative and underlying asset

(in millions of euro)

Type of derivatives/ Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	Total
A) LISTED DERIVATIVES	-	-	-	-	-	-
1) Financial derivatives						
with exchange of underlying asset	-	-	-	-	-	-
- *options issued*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	
without exchange of underlying asset	-	-	-	-	-	-
- *options issued*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B) UNLISTED DERIVATIVES						
1) Financial derivatives	**1,613**	**106**	-	-	-	**1,719**
with exchange of underlying asset	-	106	-	-	-	106
- *options issued*	-	-	-	-	-	-
- *other derivatives*	-	*106*	-	-	-	*106*
without exchange of underlying asset	1,613	-	-	-	-	1,613
- *options issued*	-	-	-	-	-	-
- *other derivatives*	*1,613*	-	-	-	-	*1,613*
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total B	**1,613**	**106**	-	-	-	**1,719**
TOTAL (A+B)	**1,613**	**106**	-	-	-	**1,719**
TOTAL (A+B) 31.12.2005	**1,292**	**28**	-	-	-	**1,320**

The table indicates the negative values of hedging derivatives.
The respective assets/liabilities hedged are indicated in specific tables included in the illustration of the single captions.

6.2. Hedging derivatives: breakdown by hedged portfolio and type of hedge

(in millions of euro)

Operations/Type of hedge	Fair value						Cash flow	
	Specific					Generic	Specific	Generic
	interest rate risk	foreign exchange risk	credit risk	price risk	various risks			
1. Financial assets available for sale	-	-	-	-	-	-	-	-
2. Loans	3	-	-	-	-	-	-	-
3. Investments held to maturity	X	-	-	-	-		-	X
4. Portfolio	X	X	X	X	X	X	X	-
Total assets	**3**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
1. Financial liabilities	1,604	-	-	-	106	-	-	X
2. Portfolio	X	X	-	X	X	-	X	6
Total liabilities	**1,604**	**-**	**-**	**-**	**106**	**-**	**-**	**6**

The table indicates the negative fair values of hedging derivatives, broken down in relation to asset or liability hedged and type of hedge. These mostly refer to fair value hedges of liabilities issued and fair value hedges of loans. Cash flow hedges mostly refer to floating rate securities used to fund fixed rate investments.

SECTION 7 - FAIR VALUE CHANGE OF FINANCIAL LIABILITIES IN HEDGED PORTFOLIOS – CAPTION 70

Caption not applicable to Banca Intesa.

SECTION 8 – TAX LIABILITIES – CAPTION 80

As regards information on this section, please refer to Section 13 of Assets.

SECTION 9 - LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS – CAPTION 90

It must be noted that, as at 30th June 2006, Banca Intesa did not present any Liabilites associated with non-current assets held for sale and discontinued operations.

SECTION 10 – OTHER LIABILITIES – CAPTION 100

10.1 Other liabilities: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
Due to suppliers	351	451
Amounts due to third parties	105	308
Transit items	48	55
Amounts to be paid - deriving from securities transactions	100	48
Outstanding items with the clearing house	741	772
Adjustments for portfolio items to be settled	474	15
Amounts to be credited and items under processing	1,403	1,298
Personnel charges	247	247
Due to social security entities	199	260
Other amounts due for foreign exchange transactions	77	51
Due to Group companies on fiscal consolidation	73	226
Guarantees given and commitments	236	260
Other	576	417
Total	**4,630**	**4,408**

SECTION 11 – EMPLOYEE TERMINATION INDEMNITIES – CAPTION 110

11.1 Employee termination indemnities: annual changes

(in millions of euro)

	30.06.2006	31.12.2005
A. Initial amount	**861**	**819**
B. Increases	**55**	**126**
B.1 Provisions in the year	52	101
B.2 Other	3	25
C. Decreases	**-46**	**-84**
C.1 Benefits paid	-43	-81
C.2 Other	-3	-3
D. Final amount	**870**	**861**

11.2 Other information

The present value of employee termination indemnities which qualify as unfunded defined benefit plans totalled 897 million euro as at June 2006, while at the end of 2005 it amounted to 945 million euro.

Actuarial losses not recognised in the statement of income, in application of the "corridor approach", totalled 27 million euro.

SECTION 12 – ALLOWANCES FOR RISKS AND CHARGES – CAPTION 120

12.1 Allowances for risks and charges: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Post employment benefits	**129**	**131**
2. Other allowances for risks and charges	**1,050**	**1,217**
2.1 legal disputes	685	677
2.2 personnel charges	83	142
2.3 other	282	398
Total	**1,179**	**1,348**

Contents of caption 2. - Other allowances for risks and charges are illustrated in point 12.4 below.

12.2 Allowances for risks and charges: annual changes

(in millions of euro)

	Post employment benefits	Other allowances	Total
A. Initial amount	**131**	**1,217**	**1,348**
B. Increases	**3**	**74**	**77**
B.1 Provisions in the year	3	65	68
B.2 Time value changes	-	8	8
B.3 Changes due to discount rate variations	-	-	-
B.4 Other	-	1	1
C. Decreases	**-5**	**-241**	**-246**
C.1 Uses in the year	-5	-241	-246
C.2 Changes due to discount rate variations	-	-	-
C.3 Other	-	-	-
D. Final amount	**129**	**1,050**	**1,179**

12.3 Post employment defined benefit plans

Illustration of the funds

Banca Intesa offers its employees certain defined benefit plans managed through internal funds, as concerns Italy, and via Trusts with regard to certain branches abroad. The characteristics of the most important pension funds are described below:

- Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo: the fund was established in implementation of collective agreements to guarantee the payment of integrations for personnel formerly in service at Cariplo passed to Esa.Tri. Esazione Tributi S.p.A. and operates solely via defined benefits in favour of employees already retired as at 31st December 2000. The size of the integration is determined, on the basis of payment criteria and in compliance with the principle of capitalisation, from the conversion of the capital matured by each plan participant at the time of retirement.
- Supplementary pension fund in favour of employees of Mediocredito Lombardo "Trattamento integrativo delle pensioni di legge a favore dei dipendenti del Mediocredito Lombardo": the fund involves all employees of Mediocredito Lombardo S.p.A. in service on 1st January 1967 or employed until 28th April 1993. Starting from 24th April 1993, with the entry into force of the Law introducing pension funds (Legislative Decree 124 of 21st April 1993), personnel hired by Mediocredito

Lombardo no longer joined this fund. The supplementary pension is determined as the difference between 80% of the last theoretical wage for pension purposes, adjusted to consider if the employee matured or not 35 years of service at the company and the size of the pension matured according to the law; in any case the supplementary pension may not exceed an amount determined annually.

- Supplementary pension fund in favour of top management of Banca Commerciale Italiana "Trattamento pensionistico complementare per i membri della Direzione Centrale della Banca Commerciale Italiana": the fund refers to integrative provisions allocated until a certain date on the basis of an institutive resolution made by the Board of Directors on 30th October 1963 in favour of top management of Banca Commerciale Italiana. The benefit is determined on the basis of a coefficient which is the combination of two parameters, age and period in the specific post. The integration is the difference between the total guaranteed pension treatment (measured by multiplying the coefficient by the annual compensation received at the cease of service with the exclusion of any variable components) and the gross annual pension, matured on the basis of the "Assicurazione generale obbligatoria" (AGO), and of "Fondo di Previdenza Integrativo Aziendale".
- Three defined benefit plans in force at the London branch, relative to the former Cariplo, Banca Commerciale Italiana and Banco Ambrosiano Veneto branches: the private pension funds have been set up by the UK employers to integrate the levels of the local state pension, which has always been very low. The London branches of Banca Commerciale Italiana, Cariplo and Banco Ambrosiano Veneto set up defined benefit plans for their employees at the time of their opening, under the form of Trusts incorporated under English law and managed by Boards of Trustees, appointed partly by the employers and partly by beneficiaries. Such funds are operational for employees hired until the end of 1999 for Banco Ambrosiano Veneto and Cariplo and until the end of 2000 for Banca Commerciale Italiana. In general, all funds guarantee a pension payable when the beneficiary turns 65 and the benefit is determined, with different rules by the various funds, on the basis of the annual gross wage received in the last year of service.

A defined benefit plan at the New York branch: the fund was established in 1977 by the branch of Banca Commerciale Italiana and guarantees a pension treatment to all the employees resident in the United States which have been in service at the Bank for at least 5 years. The benefit is considered to be matured even if the employment relationship ceases in advance. The benefit is calculated on the basis of the highest average wage considering three consecutive years out of the last 10 years of service, or, if the employment relationship ceases before, on the basis of the average wage in the last three years of service.

Reconciliation of present value of the defined benefit obligation, present value of plan assets and assets and liabilities recognised in the balance sheet

Defined benefit plans presented the following balance sheet situation.

(in millions of euro)

Reconciliation of present value of the defined benefit obligation and fair value of plan assets and liability recognised in the balance sheet	**30.06.2006**	**31.12.2005**
Present value of the defined benefit obligation	207	208
Fair value of plan assets	65	64
Difference between present value of the defined benefit obligation and fair value of plan assets	142	144
Actuarial gains/losses not recognised	-13	-13
Liability (Asset) recognised in the balance sheet	129	131
Corridor limit	20	17

Description of the main actuarial assumptions

The actuarial assumptions used as at 30th June 2006 are the same as those applied for calculations at the end of the previous year since no significant market fluctuations occurred after that date.

12.4 Allowances for risks and charges – Other allowances

Other allowances referred to:

- legal disputes: the fund was set up to cover losses on legal disputes (228 million euro), litigations with personnel (31 million euro), and revocatory actions (426 million euro);
- personnel charges: the allowance included charges for seniority bonuses to employees, determined on the basis of actuarial calculations of 78 million euro and charges connected to the assignment, for free, of shares to employees of 5 million euro;
- other: mostly referred to provisions for the disposal of foreign equity investments (98 million euro), provisions for tax litigations (143 million euro) and other allowances (41 million euro).

SECTION 13 – REIMBURSABLE SHARES – CAPTION 140

Caption not applicable to Banca Intesa.

SECTION 14 – BANCA INTESA'S SHAREHOLDERS' EQUITY – CAPTIONS 130, 150, 160, 170, 180, 190 AND 200

14.1 Banca Intesa's shareholders' equity: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Share capital	3,613	3,596
2. Share premium reserve	5,559	5,510
3. Reserves	2,301	2,284
4. (Treasury shares)	-	-
5. Valuation reserves	1,455	1,297
6. Equity instruments	-	-
7. Net income (loss)	1,641	1,564
Total	**14,569**	**14,251**

14.2 Share capital and Treasury shares: breakdown

As regards information of this section, please refer to point 14.4 below.

14.3 Share capital – Parent Company's number of shares: annual changes

	Ordinary	Other
A. Initial number of shares	**5,983,374,287**	**932,490,561**
- fully paid-in	5,983,374,287	932,490,561
- not paid-in	-	-
A.1 Treasury shares (-)	-	-
A.2 Shares outstanding: initial number	**5,983,374,287**	**932,490,561**
B. Increases	**44,848,475**	-
B.1 New issues	32,214,375	-
- for consideration	32,214,375	-
business combinations	-	-
conversion of bonds	-	-
exercise of warrants	-	-
other	*32,214,375*	-
- for free	-	-
in favour of employees	-	-
in favour of directors	-	-
other	-	-
B.2 Sale of treasury shares	12,634,100	-
B.3 Other	-	-
C. Decreases	-12,634,100	-
C.1 Annulment	-	-
C.2 Purchase of treasury shares	-12,634,100	-
C.3 Disposal of companies	-	-
C.4 Other	-	-
D. Shares outstanding: final number	**6,015,588,662**	**932,490,561**
D.1 Treasury shares (+)	-	-
D.2 Final number of shares	**6,015,588,662**	**932,490,561**
- fully paid-in	-	-
- not paid-in	-	-

14.4 Share capital: other information

The share capital of the Bank as at 30th June 2006 amounted to 3,613 million euro, divided into 6,015,588,662 ordinary shares and 932,490,561 unconvertible saving shares, with a nominal value of 0.52 euro each.

Based on the Bank's Articles of Association, updated as at 1st June 2006, each ordinary share gives the right to one vote in the Shareholders' Meeting.

Saving shares, which may be in bearer form, give the power to intervene and vote in the Special Meeting of saving shares holders.

Saving shares must be attributed a preferred dividend up to 5% of the nominal value of the share. If in one year the dividend is less than 5% of the nominal value of the unconvertible saving shares, the difference will be added to the preferred dividend paid in the following two accounting periods. Furthermore, retained earnings made available for distribution by the Shareholders' Meeting, net of the above dividend, will be allocated to all shares so that the dividend per saving share will be 2% of nominal value higher than for ordinary shares.

In case of distribution of reserves the saving shares have the same rights as other shares.

In the case of liquidation of the Company, saving shares shall have pre-emptive rights with regard to the reimbursement of the entire nominal value of the shares.

As at 30th June 2006, there were no treasury shares held by the Bank.

At the date of the present document share capital was fully paid-in and liberated.

14.5 Reserves: other information

Reserves amounted to 2,301 million euro and included: legal reserve, statutory reserve, concentration reserves (Law 218 of 30/7/1990, art. 7, par. 3, and Law 218 of 30/7/1990, art. 7) and other reserves.

The legal reserve, set up as provided for by the law, must be at least one fifth of share capital; it was set up by allocating each year at least one twentieth of net income for the year. Should the reserve decrease, it must be reintegrated by allocating one twentieth of net income for the year.

The statutory or extraordinary reserve was set up as provided for by the Articles of association by the allocation of residual net income after dividend distribution to ordinary and saving shares. Such reserve also includes unclaimed and forfeited dividends, as provided for by the Articles of Association, as well as the effects generated by first-time adoption of IAS/IFRS.

Concentration reserves *ex* Law 218 of 30th July 1990 were set up at the time of reorganisations or concentrations carried out pursuant to the aforementioned law.

Other reserves included the reserves pertaining to branches abroad and other reserves set up in the past following specific legal provisions.

Valuation reserves amounted to 1,455 million euro and included the valuation reserve of financial assets available for sale and derivatives as well as the reserves due to legally-required revaluations.

Please refer to Part F – Information on capital for a detailed description of the origin, the possibility of use and distribution, as well as the use in previous years of individual reserves.

14.6 Equity instruments: breakdown and annual changes

Caption not applicable to Banca Intesa.

14.7 Valuation reserves: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Financial assets available for sale	387	336
2. Property and equipment	-	-
3. Intangible assets	-	-
4. Foreign investment hedges	-	-
5. Cash flow hedges	81	-26
6. Foreign exchange differences	-	-
7. Non-current assets held for sale and discontinued operations	-	-
8. Legally-required revaluations	987	987
Total	**1,455**	**1,297**

14.8 Valuation reserves: annual changes

(in millions of euro)

	Financial assets available for sale	Property and equipment	Intangible assets	Foreign investment hedges	Cash flow hedges	Foreign exchange differences	Non-current assets held for sale and discontinued operations	Legally-required revaluations
A. Initial amount	**336**	-	-	-	**-26**	-	-	**987**
B. Increases	**166**	-	-	-	**186**	-	-	-
B.1 fair value increases	161	-	-	-	183	-	-	-
B.2 other changes	5	-	-	-	3	-	-	-
C. Decreases	**-115**	-	-	-	**-79**	-	-	-
C.1 fair value decreases	-84	-	-	-	-11	-	-	-
C.2 other changes	-31	-	-	-	-68	-	-	-
D. Final amount	**387**	-	-	-	**81**	-	-	**987**

14.9 Valuation reserve of financial assets available for sale: breakdown

(in millions of euro)

	30.06.2006		31.12.2005	
	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1. Debt securities	-	-5	-	-4
2. Equities	388	-	340	-
3. Quotas of UCITS	1	-	1	-
4. Loans	3	-	-	-1
Total	**392**	**-5**	**341**	**-5**

14.10 Valuation reserve of financial assets available for sale: annual changes

(in millions of euro)

	Debt securities	Equities	Quotas of UCITS	Loans
1. Initial amount	**-4**	**340**	**1**	**-1**
2. Positive fair value differences	**4**	**151**	-	**11**
2.1 fair value increases	2	148	-	11
2.2 reversal to the statement of income of negative reserves	2	-	-	-
- *impairment*	-	-	-	-
- *disposal*	*2*	-	-	-
2.3 other changes	-	3	-	-
3. Negative fair value differences	**-5**	**-103**	-	**-7**
3.1 fair value decreases	-4	-76	-	-4
3.2 reversal to the statement of income of positive reserves: disposal	-1	-27	-	-
3.3 other changes	-	-	-	-3
D. Final amount	**-5**	**388**	**1**	**3**

OTHER INFORMATION

Guarantees and commitments

(in millions of euro)

	30.06.2006	31.12.2005
1) Financial guarantees given	**10,160**	**8,460**
a) Banks	4,278	3,800
b) Customers	5,882	4,660
2) Commercial guarantees given	**15,525**	**15,458**
a) Banks	1,520	1,596
b) Customers	14,005	13,862
3) Irrevocable commitments to lend funds	**18,899**	**20,501**
a) Banks	2,258	2,507
- of certain use	*616*	*770*
- of uncertain use	*1,642*	*1,737*
b) Customers	16,641	17,994
- of certain use	*220*	*56*
- of uncertain use	*16,421*	*17,938*
4) Underlying commitments on credit derivatives: protection sales	**47,648**	**46,471**
5) Assets pledged as collateral of third party commitments	**1**	**1**
6) Other commitments	**944**	**1,206**
Total	**93,177**	**92,097**

Assets pledged as collateral of liabilities and commitments

(in millions of euro)

	30.06.2006	31.12.2005
1. Financial assets held for trading	5,989	3,959
2. Financial assets designated at fair value through profit and loss	-	-
3. Financial assets available for sale	-	-
4. Investments held to maturity	-	-
5. Due from banks	-	-
6. Loans to customers	-	757
7. Property and equipment	-	-
8. Intangible assets	-	-
Total	**5,989**	**4,716**

Management and dealing on behalf of third parties

	(in millions of euro) 30.06.2006
1. Dealing in financial instruments on behalf of third parties	
a) Purchases	-
1. settled	-
2. to be settled	-
b) Sales	-
1. settled	-
2. to be settled	-
2. Portfolio management	
a) individual	10
b) collective	8,813
3. Custody and administration of securities	
a) third parties securities held in deposit: related to depositary bank activities (excluding individual portfolio management schemes)	47,679
1. securities issued by the reporting bank	*88*
2. other securities	*47,591*
b) other third parties securities held in deposit (excluding individual portfolio management schemes): other	372,873
1. securities issued by the reporting bank	*28,548*
2. other securities	*344,325*
c) third parties securities deposited with third parties	346,245
d) portfolio securities deposited with third parties	33,035
4. Other	**74,989**

Part C – Information on the Parent Company's statement of income

SECTION 1 – INTEREST - CAPTIONS 10 AND 20

1.1 Interest and similar income: breakdown

(in millions of euro)

	Performing financial assets		Non-performing financial assets	Other assets	First half 2006	First half 2005
	Debt securities	Loans				
1. Financial assets held for trading	463	-	-	-	463	395
2. Financial assets available for sale	44	5	-	-	49	26
3. Investments held to maturity	-	-	-	-	-	-
4. Due from banks	11	609	-	1	621	416
5. Loans to customers	5	2,318	48	16	2,387	2,243
6. Financial assets designated at fair value through profit and loss	-	-	-	-	-	-
7. Hedging derivatives	X	X	X	117	117	47
8. Assets sold not derecognised	-	-	-	-	-	-
9. Other assets	X	X	X	4	4	-
Total	**523**	**2,932**	**48**	**138**	**3,641**	**3,127**

The subcaption Financial assets held for trading also includes interest income on securities relative to repurchase agreements.
Interest income on non-performing assets refers to interest, other than that recorded in the caption Write-backs, accrued in the year as well as collected interest on overdue loans.

1.4 Interest and similar expense: breakdown

(in millions of euro)

	Debts	Securities	Other liabilities	First half 2006	First half 2005
1. Due to banks	592	X	12	604	388
2. Due to customers	500	X	1	501	372
3. Securities issued	X	1,018	1	1,019	823
4. Financial liabilities held for trading	36	-	-	36	19
5. Financial liabilities designated at fair value through profit and loss	-	-	-	-	-
6. Financial liabilities associated to assets sold not derecognised	-	-	-	-	-
7. Other liabilities	X	X	-	-	1
8. Hedging derivatives	X	X	-	-	-
Total	**1,128**	**1,018**	**14**	**2,160**	**1,603**

The subcaptions Due to banks and Due to customers also include interest expense on repurchase agreements.

SECTION 2 – NET FEE AND COMMISSION INCOME - CAPTIONS 40 AND 50

2.1 Fee and commission income: breakdown

(in millions of euro)

	First half 2006	First half 2005
A) Guarantees given	**60**	**58**
B) Credit derivatives	**-**	**-**
C) Management, dealing and consultancy services	**655**	**658**
1. dealing in financial instruments	-	-
2. dealing in foreign exchange	18	17
3. portfolio management	23	28
3.1. individual	*23*	*28*
3.2. collective	-	-
4. custody and administration of securities	31	32
5. depositary bank	34	35
6. placement of securities	338	340
7. acceptance of trading instructions	31	35
8. consultancy services	1	-
9. distribution of third party services	179	171
9.1. portfolio management	*1*	*4*
9.1.1. individual	*1*	*4*
9.1.2. collective	-	-
9.2. insurance products	*163*	*156*
9.3. other products	*15*	*11*
D) Collection and payment services	**122**	**124**
E) Servicing related to securitisations	**1**	**1**
F) Services related to factoring	**-**	**-**
G) Tax collection services	**-**	**-**
H) Other services	**479**	**488**
Total	**1,317**	**1,329**

Subcaption H - Other services mostly recorded commissions on current accounts and overdrafts of 214 million euro, fees on credit and debit cards of 91 million euro as well as commissions on medium/long-term lending and structured finance of 84 million euro.

2.2 Fee and commission income: distribution channels of products and services

(in millions of euro)

	First half 2006	First half 2005
A) Group branches	**540**	**539**
1. portfolio management	23	28
2. placement of securities	338	340
3. third party services and products	179	171
B) "Door-to-door" sales	-	-
1. portfolio management	-	-
2. placement of securities	-	-
3. third party services and products	-	-
C) Other distribution channels	-	-
1. portfolio management	-	-
2. placement of securities	-	-
3. third party services and products	-	-

2.3 Fee and commission expense: breakdown

(in millions of euro)

	First half 2006	First half 2005
A) Guarantees received	**2**	**3**
B) Credit derivatives	**8**	**14**
C) Management, dealing and consultancy services	**23**	**24**
1. dealing in financial instruments	6	7
2. dealing in foreign exchange	1	1
3. portfolio management	4	4
3.1 own customers	*3*	*2*
3.2 delegated	*1*	*2*
4. custody and administration of securities	12	11
5. placement of financial instruments	-	1
6. "door-to-door" sale of financial instruments, products and services	-	-
D) Collection and payment services	**38**	**38**
E) Other services	**60**	**47**
Total	**131**	**126**

Subcaption E – Other services included 32 million euro of fees on credit and debit cards.

SECTION 3 – DIVIDEND AND SIMILAR INCOME - CAPTION 70

3.1 Dividend and similar income: breakdown

(in millions of euro)

	First half 2006		First half 2005	
	Dividends	Income from quotas of UCITS	Dividends	Income from quotas of UCITS
A. Financial assets held for trading[(a)]	91	3	205	X
B. Financial assets available for sale[(a)]	19	-	27	X
C. Financial assets designated at fair value through profit and loss	-	-	-	X
D. Investments in associates and companies subject to joint control	930	-	262	X
Total	**1,040**	**3**	**494**	**-**

[(a)] In 2005 the caption includes quotas of UCITS.

SECTION 4 – PROFITS (LOSSES) ON TRADING - CAPTION 80

4.1 Profits (Losses) on trading: breakdown

(in millions of euro)

	Revaluations	Profits on trading	Write-downs	Losses on trading	Net result
1. Financial assets held for trading	**269**	**-**	**-218**	**-223**	**-172**
1.1 Debt securities	38	-	-202	-176	-340
1.2 Equities[(a)]	231	-	-16	-47	168
1.3 Quotas of UCITS	-	-	-	-	-
1.4 Loans	-	-	-	-	-
1.5 Other	-	-	-	-	-
2. Financial liabilities held for trading	**-**	**-**	**-**	**-**	**-**
2.1 Debt securities	-	-	-	-	-
2.2 Other	-	-	-	-	-
3. Foreign exchange	**X**	**X**	**X**	**X**	**-25**
4. Derivatives	**4,547**	**68**	**-4,066**	**-154**	**395**
4.1 Financial derivatives	4,110	41	-3,629	-154	368
- On debt securities and interest rates	*3,928*	*-*	*-3,233*	*-190*	*505*
- On equities and stock indexes	*182*	*41*	*-394*	*-*	*-171*
- On foreign exchange and gold	*X*	*X*	*X*	*36*	*36*
- Other	*-*	*-*	*-2*	*-*	*-2*
4.2 Credit derivatives	437	27	-437	-	27
Total	**4,816**	**68**	**-4,284**	**-377**	**198**

SECTION 5 – FAIR VALUE ADJUSTMENTS IN HEDGE ACCOUNTING - CAPTION 90

5.1 Fair value adjustments in hedge accounting: breakdown

(in millions of euro)

	First half 2006	First half 2005
A. Income from:		
A.1 fair value hedge derivatives	9	537
A.2 financial assets hedged (fair value)	2	-
A.3 financial liabilities hedged (fair value)	906	122
A.4 cash flow hedge: derivatives	-	-
A.5 foreign exchange assets and liabilities	-	-
Total A	**917**	**659**
B. Expenses for:		
B.1 fair value hedge derivatives	-903	-124
B.2 financial assets hedged (fair value)	-7	-6
B.3 financial liabilities hedged (fair value)	-1	-514
B.4 cash flow hedge: derivatives	-	-
B.5 foreign exchange assets and liabilities	-	-
Total B	**-911**	**-644**
TOTAL (A - B)	**6**	**15**

SECTION 6 – PROFITS (LOSSES) ON DISPOSAL OR REPURCHASE - CAPTION 100

6.1 Profits (Losses) on disposal or repurchase: breakdown

(in millions of euro)

	First half 2006			First half 2005		
	Profits	Losses	Net result	Profits	Losses	Net result
Financial assets						
1. Due from banks	-	-	-	-	-	-
2. Loans to customers	3	-15	-12	-	-	-
3. Financial assets available for sale	31	-3	28	15	-	15
3.1 Debt securities	*1*	*-3*	*-2*	*9*	-	*9*
3.2 Equities	*30*	-	*30*	*6*	-	*6*
3.3 Quotas of UCITS	-	-	-	-	-	-
3.4 Loans	-	-	-	-	-	-
4. Investments held to maturity	-	-	-	-	-	-
Total assets	**34**	**-18**	**16**	**15**	**-**	**15**
Financial liabilities						
1. Due to banks	-	-	-	-	-	-
2. Due to customers	-	-	-	-	-	-
3. Securities issued	12	-2	10	-	-1	-1
Total liabilities	**12**	**-2**	**10**	**-**	**-1**	**-1**

SECTION 7 – PROFITS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE – CAPTION 110

Caption not applicable to Banca Intesa.

SECTION 8 – NET LOSSES / RECOVERIES ON IMPAIRMENT - CAPTION 130

8.1 Net impairment losses on loans: breakdown

(in millions of euro)

	Impairment losses			Recoveries				First half 2006	First half 2005
	Individual		Collective	Individual		Collective			
	write-offs	other		of interest	other	of interest	other		
A. Due from banks	-	-	-3	-	-	-	1	-2	-6
B. Loans to customers	-6	-321	-29	51	136	-	-	-169	-107
C. Total	**-6**	**-321**	**-32**	**51**	**136**	**-**	**1**	**-171**	**-113**

8.2 Net impairment losses on financial assets available for sale: breakdown

(in millions of euro)

	Impairment losses		Recoveries		First half 2006	First half 2005
	Individual		Individual			
	write-offs	other	of interest	other		
A. Debt securities	-	-	-	-	-	-
B. Equities [(1)]	-1	-	-	-	-1	-8
C. Quotas of UCITS	-	-	-	-	-	-
D. Loans to banks	-	-	-	-	-	-
E. Loans to customers	-	-	-	-	-	-
F. Total	**-1**	**-**	**-**	**-**	**-1**	**-8**

8.3 Net impairment losses on investments held to maturity: breakdown

It must be noted that, as at 30th June 2006, Banca Intesa did not present any Investments held to maturity.

8.4 Net impairment losses on other financial activities: breakdown

(in millions of euro)

	Impairment losses			Recoveries				First half 2006	First half 2005
	Individual		Collective	Individual		Collective			
	write-offs	other		of interest	other	of interest	other		
A. Guarantees given	-	-8	-1	-	19	-	-	10	14
B. Credit derivatives	-	-	-	-	-	-	-	-	-2
C. Commitments to lend funds	-	-	-	-	-	-	9	9	-6
D. Other operations	-	-	-	-	-	-	-	-	-
E. Total	**-**	**-8**	**-1**	**-**	**19**	**-**	**9**	**19**	**6**

SECTION 9 - ADMINISTRATIVE EXPENSES - CAPTION 150

9.1 Personnel expenses: breakdown

(in millions of euro)

	First half 2006	First half 2005
1) Personnel employed	**1,063**	**1,028**
a) wages and salaries	746	705
b) social security charges	199	198
c) termination indemnities	-	-
d) supplementary benefits	-	-
e) provisions for termination indemnities	52	49
f) provisions for post employment benefits	3	8
- defined contribution plans	-	-
- defined benefit plans	*3*	*8*
g) payments to external pension funds	34	31
- definited contribution plans	*34*	*31*
- defined benefit plans	-	-
h) costs from share based payments	-2	4
i) other benefits in favour of employees	31	33
2) Other personnel	**-30**	**-11**
3) Directors	**9**	**1**
Total	**1,042**	**1,018**

Provisions to employee termination indemnities determined on the basis of Art. 2120 of the Italian Civil Code amounted to 57 million euro.
As provided for by Bank of Italy instructions, personnel expenses includes cost of Bank employees seconded to Group companies. Related net recoveries are highlighted in the subcaption Other personnel.

9.2 Average number of employees by categories

	First half 2006	First half 2005
Personnel		
a) managers	496	508
b) total officers	12,529	12,349
of which 3rd and 4th level	*4,827*	*4,864*
c) other employees	17,506	18,191
Total	**30,531**	**31,048**

9.3 Post employment defined benefit plans: total expense

(in millions of euro)

Total expense recognised in the statement of income	First half 2006	First half 2005
a. Current service cost	3	7
b. Interest cost	2	3
c. Expected return on plan assets	-2	-2
d. Actuarial gains and losses recognised	-	-
e. Past service cost	-	-
f. Loss (Income) due to curtailments and settlements	-	-

9.4 Other benefits in favour of employees

The balance of the subcaption, which as at 30th June 2006 amounted to 31 million euro, was essentially formed by contributions to Cassa Assistenza Mutua (11 million euro), by lunch contributions (13 million euro) and other minor benefits (2 million euro).

9.5 Other administrative expenses: breakdown

(in millions of euro)

	First half 2006	First half 2005
Indirect taxes and duties	122	122
Information technology, processing and data processing services	174	148
Rentals and service charges - real estate	69	73
Expenses for consultancy fees	44	47
Postal, telegraphic and delivery services	25	29
Telephonic, teletransmission and transmission expenses	27	29
Legal expenses	10	10
Expenses for maintenance of real estate assets	3	3
Expenses for maintenance of furniture and equipments	10	10
Advertising and promotional expenses	37	33
Transport services	20	20
Lighting, central heating and air conditioning	24	20
Printing, stationery and consumables	11	10
Training expenses and reimbursements to personnel	26	21
Security services	9	12
Information expenses	9	8
Insurance premiums	9	13
Cleaning services	11	11
Rentals of property and equipment	6	7
Data storage and document processing	7	8
Costs reimbursed to Group companies	1	9
Other costs	33	22
Total	**687**	**665**

SECTION 10 - NET PROVISIONS FOR RISKS AND CHARGES - CAPTION 160

10.1 Net provisions for risks and charges: breakdown

The caption Net provisions for risks and charges, which amounted to 48 million euro, recorded the provisions attributable to the year relative to legal disputes for 42 million euro and future charges on equity investments for 6 million euro. The amounts listed above included an 8 million euro increase due to time value.

SECTION 11 – NET ADJUSTMENTS TO / RECOVERIES ON PROPERTY AND EQUIPMENT – CAPTION 170

11.1 Net adjustments to property and equipment: breakdown

(in millions of euro)

	Depreciation	Impairment losses	Recoveries	Net result
A. Property and equipment				
A.1 Owned	-76	-	-	-76
- used in operations	-76	-	-	-76
- investment	-	-	-	-
A.2 Acquired in finance lease	-	-	-	-
- used in operations	-	-	-	-
- investment	-	-	-	-
Total	**-76**	**-**	**-**	**-76**

As concerns the determination of impairment losses, please refer to Part A – Accounting policies.

SECTION 12 – NET ADJUSTMENTS TO / RECOVERIES ON INTANGIBLE ASSETS – CAPTION 180

12.1 Net adjustments to intangible assets: breakdown

(in millions of euro)

Attività/Componenti reddituali	Amortisation	Impairment losses	Recoveries	Net result
A. Intangible assets				
A.1 Owned	-89	-	-	-89
- internally generated	-77	-	-	-77
- other	-12	-	-	-12
A.2 Acquired in finance lease	-	-	-	-
Total	**-89**	**-**	**-**	**-89**

SECTION 13 – OTHER OPERATING EXPENSES (INCOME) - CAPTION 190

13.1 Other operating expenses: breakdown

(in millions of euro)

	First half 2006	First half 2005
Items to be reconciliated	2	2
Charges for litigations and provisions for customer restorations	2	2
Burglaries and rubberies	3	5
Integration and reorganisation charges	1	10
Amortisation of leasehold improvements	10	8
Other	9	8
Total	**27**	**35**

13.2 Other operating income: breakdown

(in millions of euro)

	First half 2006	First half 2005
Income on securitisations	-	2
Recovery of insurance costs	1	1
Recovery of other expenses	2	-
Recovery of taxes and interest of previous years	-	1
Cheques prescribed	-	-
Recovery of rents paid	5	4
Recovery of services rendered to Group companies	84	45
Recovery of taxes and duties	105	107
Other	30	10
Total	**227**	**170**

SECTION 14 – PROFITS (LOSSES) ON EQUITY INVESTMENTS - CAPTION 210

14.1 Profits (Losses) on equity investments: breakdown

(in millions of euro)

	First half 2006	First half 2005
A. Profit	**29**	**32**
1. Revalutations	-	-
2. Profits on disposal	29	32
3. Write-backs	-	-
4. Other	-	-
B. Losses	**-28**	**-3**
1. Write-downs	-	-
2. Impairment losses	-5	-3
3. Losses on disposal	-	-
4. Other	-23	-
Net result	**1**	**29**

SECTION 15 - VALUATION DIFFERENCES ON PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS MEASURED AT FAIR VALUE - CAPTION 220

Caption not applicable to Banca Intesa.

SECTION 16 – GOODWILL IMPAIRMENT - CAPTION 230

16.1 Goodwill impairment: breakdown

Banca Intesa did not record any goodwill under assets.

SECTION 17 – PROFITS (LOSSES) ON DISPOSAL OF INVESTMENTS - CAPTION 240

17.1 Profits (Losses) on disposal of investments: breakdown

(in millions of euro)

	First half 2006	First half 2005
A. Real estate assets	42	5
- profits on disposal	*42*	*5*
- losses on disposal	-	-
B. Other assets	-	-
- profits on disposal	-	-
- losses on disposal	-	-
Net result	**42**	**5**

SECTION 18 - TAXES ON INCOME FROM CONTINUING OPERATIONS - CAPTION 260

18.1 Taxes on income from continuing operations: breakdown

(in millions of euro)

	First half 2006	First half 2005
1. Current taxes (-)	-337	-87
2. Changes in current taxes of previous years (+/-)	-	-
3. Reduction in current taxes of the year (+)	-	-
4. Changes in deferred tax assets (+/-)	-104	-434
5. Changes in deferred tax liabilities (+/-)	-6	117
6. Taxes on income for the year (-) (-1+/-2+3+/-4+/-5)	**-447**	**-404**

SECTION 19 – INCOME (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS - CAPTION 280

19.1 Income (Loss) after tax from discontinued operations: breakdown

(in millions of euro)

	First half 2006	First half 2005
1. Income	-	8
2. Charges	-	-7
3. Valuation differences on discontinued operations and related liabilities	-	-
4. Profits (Losses) on disposal	-	-
5 Taxes and duties	-	-1
Income (Losses)	-	-

SECTION 20 OTHER INFORMATION

There is no further information in addition to that already provided in the previous sections.

SECTION 21 – EARNINGS PER SHARE

Earnings per share

	First half 2006			First half 2005		
	Attributable net income (*) (in millions of euro)	**Weighted average number of ordinary shares**	**Euro**	**Attributable net income (*)** (in millions of euro)	**Weighted average number of ordinary shares**	**Euro**
Basic EPS	1,528.3	5,988,713,686	0.255	744.5	5,926,985,070	0.126
Diluted EPS	1,528.3	5,988,713,686	0.255	744.5	5,963,728,217	0.125
Annualized Basic EPS (**)	3,056.6	5,988,713,686	0.510	1,338.8	5,955,380,517	0.225
Annualized Diluted EPS (**)	3,056.6	5,988,713,686	0.510	1,338.8	5,963,635,153	0.224

(*) Net income calculated deducting dividend attributed to saving shares and net income attributed to Allowance for charitable contributions.

(**) Net income is not indicative of forecasted net income for the whole of 2006, since it is obtained by annualising net income for the period.

Net income attributable to ordinary shares

(in millions of euro)

	First half 2006	First half 2005
Net income	1,641.0	842.7
minus		
dividends attributed to saving shares	-107.7	-94.2
portion of net income attributed to Allowance for charitable contributions	-5.0	-4.0
Net income attributable to ordinary shares [a]	**1,528.3**	**744.5**

[a] For EPS purposes.

Weighted average number of ordinary shares (for diluted EPS)

	30.06.2006	30.06.2005
Weighted average number of ordinary shares outstanding (for basic EPS)	**5,988,713,686**	**5,926,985,070**
plus		
Weighted dilutive effect due to the potential exercise of stock options	0	36,743,147
Weighted average number of ordinary shares after dilutive effect (for diluted EPS)	**5,988,713,686**	**5,963,728,217**

Part D – Segment reporting

With reference to segment reporting, produced exclusively at consolidated level, please refer to chapter "Breakdown of results by business area" of Gruppo Intesa's Consolidated report as at 30th June 2006 disclosed on 13th September 2006.

Part E – Information on risks and relative hedging policies

RISK MANAGEMENT AND THE CONTROLS SYSTEM

Banca Intesa attributes great importance to risk management and the controls system as conditions to:

- ensure reliable and sustainable value creation in a context of controlled risk;
- protect *Banca Intesa*'s financial strength and reputation;
- permit a transparent representation of the risk *profile of* its portfolios.

From this viewpoint, Banca Intesa made great efforts in the last few years to obtain the validation by Supervisory authorities of the internal models for market risks and for credit derivatives, to align operating methodologies and standard practices to the indications contained in the recent regulations which discipline the definition of capital requirements to cover credit and operational risks and, lastly, to further increase the effectiveness of instruments already inserted in the processes. The definition of operating limits related to risk indicators (such as VaR) and the reference to the measurement of the "expected loss" and "capital at risk" implicit in the various portfolios, are some of the passages which make the operating declination of the strategic and operating guidelines defined by the Board of Directors, consistent along the whole of the Bank's decision-making chain, to the single operating units and to the single desk.

Within the controls system, the Head Office departments in charge of managing risks and of internal auditing – *Risk Management, Credit* and *Internal Auditing* – periodically meet with the other Departments, in charge of line controls as well as responsible for operating units, within certain Committees which have the role of monitoring the various risk profiles and verifying the adequacy and the correct functioning of the monitoring mechanisms based on rigorous separation criteria. The most significant committees are: the *Internal Control Committee*, the *Group's Financial Risks Committee*, the *Liquidity Committee*. Other risk checks are placed directly in contact with the Bank's day to day operations: *Credit Committee, Risk Meeting, New Product Committee*.

Risk management activities are aimed at guaranteeing constant monitoring of the main risks, regulatory compliance and effective support to the decision-making process. This entails:

- the rigorous and timely measurement of market risks (trading and banking book), structural interest rate and liquidity risks, credit risks (trading and banking book), Country risk and operational risk. Adopted methodologies provide an integrated representation of the various risk profiles; analyses are conducted mainly on positions in the books with reference to historical and normal market conditions and are supplemented by portfolio analyses and stress test estimates, what-if and scenario simulations;
- the definition of valuation parameters and rules for contracts subject to marking-to-market and fair value, as well as structuring and direct valuation when this may not be obtained from standard tools available for the business units;
- the interaction with Supervisory authorities for the validation and maintenance of internal models as well as, in this phase, the adequacy verifications with respect to the New Capital Accord (Basel II);
- the information support to planning activities and top management so that operations may be conducted in a context of controlled risk and it is possible to assess value-generation via the measurement of "expected loss" and "capital at risk";
- the close collaboration with the operating units to extend risk management methodologies to services offered to customers;
- the support to communication to pursue the objectives of transparency with customers and the market.

Internal controls system and auditing

With reference to internal auditing, the Internal Auditing Department is attributed the responsibility of surveillance on the regular proceeding of the operations, processes and risks, assessing the overall functionality of the internal controls system that guarantees i) the effectiveness and efficiency of Company processes, ii) the safeguard of asset value and protection from losses, iii) reliability and integrity of accounting and management information, as well as iv) transaction compliance with the policies defined by the Company's governance bodies and with internal and external regulations.

The Internal Auditing Department has a structure and a control model which is organised consistently with the divisional model of Banca Intesa. Furthermore, a compliance function is operational within the Internal Auditing Department and is responsible for guaranteeing over time the presence of rules, procedures and standard practices which effectively prevent violations or infringements of regulations in force as concerns financial intermediation and anti-money laundering. This structure complies with provisions set out by the Basel Committee and also has the responsibility of "Internal Control Function" pursuant to the regulations regarding investment services.

Auditing activities were performed directly for Banca Intesa and was carried out via:

- the control on operational processes of network and central structures, with verifications, also through on-site interventions, on the functionality of line controls in place, on the respect of internal and external regulations, on the reliability of operational structures and delegation mechanisms, on correctness of available information in the various activities and on their adequate use;
- the surveillance, via distance monitoring integrated by on-site visits, over the credit granting and management process, verifying its adequacy with respect to the risks control system and the functioning of measurement mechanisms in place;
- the valuation of adequacy and effectiveness of information technology system development and management processes, to ensure their reliability, security and functionality;
- the surveillance, also via on-site visits, over the processes related to financial operations and over the adequacy of related risks control systems;
- the verification of compliance with the behavioural rules and of the correctness of procedures adopted on investment services as well as compliance with regulations in force as concerns the separation of the assets of customers;
- the verification of the operations performed by branches abroad, with interventions by internal auditors both local and from the Head Office.

In performing its duties, the Internal Auditing Department uses preliminary methods of analysis of risks, defining the plan of the subsequent verifications based on the priorities which emerge from the preliminary valuations; this criterion used for planning interventions, based on risks, has been integrated with the objective of in any case guaranteeing that operating units, in particular of the Network, are provided with adequate temporal and physical coverage.

Any weak points have been systematically notified to the Departments involved for prompt improvement actions which are monitored by follow-up activities.

The valuations of the internal controls system deriving from the checks have been periodically transmitted to the Board of Directors, the Board of Statutory Auditors and the Internal Control Committee which request detailed updates also on the state of solutions under way to mitigate weak points; furthermore, the most significant events have been promptly signalled to the Board of Statutory Auditors.

An analogous approach is used as concerns the responsibilities of administrative bodies *ex* Legislative Decree 231/01 for the Internal Control Committee, as Supervisory Authority.

The activity carried out did not lead to highlight in the internal controls system any deficiencies, such to consider it inadequate to prevent or identify with sufficient timeliness errors or irregularities which may lead to losses of significant amount.

CREDIT RISK

QUALITATIVE INFORMATION

Credit granting process

Credit strategies and policies address:

- efficient selection of the single borrowers via an attentive creditworthiness analysis aimed at containing default risk, notwithstanding the objective of privileging commercial lending or loans to support new production capacity with respect to merely financial interventions;
- portfolio diversification, limiting the concentration of exposures on single counterparties/groups, single sectors or geographic areas;
- control of relationship characteristics, carried out with an information technology procedure, through a synthetic risk indicator, and systematic surveillance activity over the relationships which present irregularities, both aimed at rapidly identifying any signs of deterioration in risk exposures and inserting any deteriorated exposures in a specific credit management process.

The constant monitoring of loan portfolio quality is pursued by the adoption of specific operating checks for all the phases of loan management (analysis, granting, monitoring, management of non-performing loans).

The management of credit risk profiles of the loan portfolio is assured, starting from the analysis and granting phases, by:

- checks on the existence of the necessary conditions for creditworthiness, with particular focus on the client's current and prospective capacity to produce satisfactory income and congruous cash flows;
- the assessment of the nature and size of proposed loans, considering the actual requirements of the party requesting the loan, the course of the relationship already in progress and the presence of any relationship between the client and other borrowers;
- the search of a structure of loans so to favour the flow of operations to be carried out on the specific fiduciary relationship and, possibly, via cross selling of banking products and services.

The credit granting process, which sets out various autonomy levels both at the Network's local structures and at the Head Office Departments, requires the attribution of an internal rating to each counterparty when assessing loan applications and monitoring existing loans and the periodic updating of such internal ratings at least yearly. The internal rating affects determination of the decision-making entity, with the exception of collective bodies, since positions which present a PD (Probability of Default) exceeding a predetermined threshold, must be approved by the immediately-higher competent body with respect to that determined with ordinary criteria.

Credit risk methodologies, instruments and analysis

Surveillance and monitoring activities are currently based on an internal controls system aimed at the optimal management of credit risk.

In particular, such activities are performed using measurement methods and performance controls that permit the construction of a synthetic risk indicator, available on a monthly basis. It interacts with processes and procedures for loan management (periodic reviews, loan applications, non-performing loans) and for credit risk control and permits to formulate timely assessments when any anomalies arise or persist.

Extraordinary maintenance interventions on the risk indicator were carried out in 2005 reducing its volatility and increasing its predictive power, with an overall improvement in its performance.

For large foreign customers the indicator is built using various sources such as: i) external ratings, ii) spreads on bonds, iii) spreads on Credit Default Swaps, and iv) expected default frequency (EDF).

The positions to which the synthetic risk index attributes a high risk valuation, which is confirmed over time, are intercepted by the Non-performing Loan Process. This process, supported by a dedicated information technology procedure, enables to constantly monitor,

largely with automatic interventions, all the phases for the management of anomalous positions.
The positions which present an anomalous trend, are classified in different categories based on the risk level. Exposures with entities in default or in basically similar situations are classified in doubtful loans; exposures with entities in temporary difficulties, which it is deemed may be solved in a congruous period of time are classified in substandard loans; positions for which a bank (or a group of banks), due to the deterioration of the economic and financial conditions of the borrower, permits a modification in the original contractual terms are classified in restructured loans. Lastly, starting from 2005, following the modification of supervisory provisions and the introduction of international accounting principles, non-performing loans also include positions past due by over 180 days. This modification led to both the introduction of a new accounting category in which the positions with such characteristics are classified, and the inclusion of the continuing past-due condition as one of the elements to consider for the automatic identification in the Non-performing Loan Process, for the purpose of favouring the solution of the anomaly before the number of past due days set forth for the new classification are reached.
Furthermore, all fiduciary positions are subject to a specific periodic review carried out for each counterparty/economic group by the competent central or peripheral structures based on the credit line limits; moreover, an automatic *ad hoc* audit procedure is in place for fiduciary relationships of small amounts and with low risk indexes.
The Information Portal of the Credit Department offers both the Retail Division's operating units and the structures of the Corporate Division access via the Bank's Intranet to a wide range of standard reports dedicated to the loan portfolio of competence, updated monthly and to a series of "Alerts" which enable to identify the potentially-critical situations among those analysed.
Within the credit monitoring and analysis process also the indicators set forth by the New Basel Accord on capital requirements (Basel II) are becoming increasingly important.
Banca Intesa is implementing the Internal rating based – Advanced method (IRB Advanced). According to this methodology, in addition to PD, the bank must also determine internally these other elements for the estimation of "expected and unexpected loss", in case of default: exposure at default (EAD), loss given default (LGD) and maturity (M) of the operation.
As regards the methodologies adopted as part of the project for compliance to the new supervisory requirements, the rating models have been chosen based on their capacity to represent to the best the customer risk profile, diversifying the methodologies (scoring, qualitative and mixed statistical models) aimed at optimising the use of the available information set and identifying the specific characteristics of each customer segment. In particular, valuation models have been diversified based on type of counterparty, economic sector and turnover. In 2005 the models in use have been reestimated, as part of the validation process with the Bank of Italy, and the valuation method applied to Italian companies has been standardised in a single scale encompassing 13 classes thus permitting to widen the scale which aggregates counterparties in groups which are consistent in terms of probability of default (PD) to an analogous number of risk categories.
The classes are defined on the basis of predetermined PD ranges, with the objective of guaranteeing the maximum granularity of the scale and at the same time of obtaining a good correspondence with the default frequencies observed in the portfolios.
Customers are divided as follows:

- *households*, which includes counterparties recorded as "individuals" who do not own individual enterprises. The segment is characterised by a very high number of counterparties, which normally have been granted overdrafts for limited amounts and for which the model used to determine the rating sets out a calculation method differentiated based on the type of product requested;
- *SMEs with a turnover under or equal to 2.5 million euro*, which includes resident counterparties of any juridical nature which operate in the field of production and/or distribution of goods or services. Also this segment is characterised by a high number of granted overdrafts of limited amount. The rating model is differentiated on the basis of the juridical nature of the counterparty (individual enterprises, partnerships, companies);
- *SMEs with a turnover between 2.5 million euro and 6 million euro*. The rating model uses qualitative information, in addition to quantitative figures;

- *SMEs, corporates and large corporates with a turnover respectively between 6 and 50 million euro, 50 and 125 million euro and over 125 million euro*, characterised by companies which operate in the field of production and/or distribution of goods or services. Such segments are characterised by a more limited number of counterparties and the rating model applied to these counterparties also considers qualitative information;
- *foreign*, which includes non-resident companies which operate in the field of production and/or distribution of goods or services independently from their turnover;
- *banks*, which includes all Italian and foreign credit institutions;
- *joint accounts* between individuals and companies and *joint accounts between enterprises*;
- *Sovereigns*.

The rating models for other financial institutions, non-profit institutions and public entities are currently under definition and estimates for insurance companies have commenced implementation.
Assigned ratings are subject to an update at least yearly and whenever new qualitative elements may lead to a modification of assigned rating class.
The objective is determining, at the end of the models implementation process, a complete rating system, which permits consistency in the measurement of the risk level both for single counterparties and for the entire portfolio, integrated and capable of supporting internal credit processes (granting, management and monitoring), credit pricing and capital management.

From this viewpoint, a review of credit processes also commenced, aimed at:
- as regards granting, determining credit-granting autonomies on the basis not only of the size of the loan, but also of the probability of default;
- as regards management, to a redefinition of the phases and the timing for the identification and the classification of non-performing loans, differentiating no longer only on the basis of the risk index and of the amount, but also in function of the probability of default.

As already highlighted in accounting criteria, the approach set forth by the New Capital Accord for the purposes of bank supervision was used, for the aspects compatible with IAS/IFRS, also for the determination of provisioning on performing loans recorded in the financial statements. In such context, the estimates of the risk components PD and LGD are used as inputs in the collective measurement process as segmentation factors of loans and for the determination of percentage adjusments to be applied to the performing loan portfolio. The fact that figures come from the same source guarantees the methodological convergence between the two calculations and, at the same time, a greater consistency in the estimate of provisions for accounting purposes and the quantification of prudential capital requirements when the new supervisory regulations come into effect.
In parallel with the implementation processes of the new parameters (PD, LGD, EAD), as required by Pillar 2 of the New Capital Accord, the Risk Management Department continued to develop a capital at risk measurement system based on *CreditVaR*, consistent with the solutions already adopted for market risks. This system enables to produce regulatory estimates alongside operating measures which are better suited to represent the risk profiles of portfolios. The implemented instruments are capable of seizing the correlation/diversification effects present in the various portfolios. Therefore, such instruments support a proactive management of credit risk, allocation and commercial policies, also in adverse market conditions, through opportune stress test analysis. For this purpose, *ad hoc* analyses were conducted with Supervisory authorities and the International Monetary Fund, which confirm the capacity to face crisis scenarios on the international or domestic markets. In general, in addition to the analysis of risk within portfolios, an estimate of the impact of adverse conditions on risk profile is produced on a quarterly basis. Stress analyses simulating stock market crashes or increases in the probability of default of certain counterparties are used.
On a quarterly basis a report is presented to the Group's Financial Risk Committee containing the credit risk levels recorded in the banking book, with details relative to the commercial segments in terms of i) average PD and LGD, II) total EAD, iii) capital absorbed on the basis of the New Basel Accord provisions, iv) capital at risk measured using the portfolio model, and v) provisions approximated with internal expected loss estimates.

Lastly, the credit risk on the international large customers portfolio is monitored weekly also through the production of a synthetic valuation index used to activate the non-performing loan process for higher risk customers.

QUANTITATIVE INFORMATION

CREDIT QUALITY

Performing and non-performing exposures: amounts, adjustments, changes, economic and geographic breakdown

In the tables in this section the information related to Country risk is not presented separately in compliance with the methodological decision made by Banca Intesa for collective measurement of performing loans based on parameters that include "Country risk".

For this purpose it must be noted that non-guaranteed exposures to Countries at risk, net of the collective measurement portion, totalled 223 million euro equal to approximately 0.1% of total performing financial assets. Countries which presented the most significant exposures were British Virgin Islands for 72 million euro, Argentina for 55 million euro, Iran for 47 million euro and Serbia and Montenegro for 35 million euro.

Breakdown of financial assets by portfolio classification and credit quality (book value)

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk	Other Assets	Total
1. Financial assets held for trading	-	7	-	-	-	37,052	37,059
2. Financial assets available for sale	-	1	-	-	-	2,909	2,910
3. Investments held to maturity	-	-	-	-	-	-	-
4. Due from banks	-	-	-	-	-	42,093	42,093
5. Loans to customers	733	2,188	9	119	-	104,042	107,091
6. Financial assets designated at fair value through profit and loss	-	-	-	-	-	-	-
7. Financial assets under disposal	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	-	736	736
Total 30.06.2006	**733**	**2,196**	**9**	**119**	**-**	**186,832**	**189,889**
Total 31.12.2005	**573**	**2,107**	**-**	**466**	**-**	**185,856**	**189,002**

Breakdown of financial assets by portfolio classification and credit quality (gross and net values)

(in millions of euro)

	Non-performing assets				Other assets			Total
	Gross exposure	Individual adjustments	Collective adjustments	Net exposure	Gross exposure	Collective adjustments	Net exposure	(net exposure)
1. Financial assets held for trading	14	-7	-	7	X	X	37,052	37,059
2. Financial assets available for sale	1	-	-	1	2,909	-	2,909	2,910
3. Investments held to maturity	-	-	-	-	-	-	-	-
4. Due from banks	7	-7	-	-	42,117	-24	42,093	42,093
5. Loans to customers	5,371	-2,322	-	3,049	104,534	-492	104,042	107,091
6. Financial assets designated at fair value through profit and loss	-	-	-	-	X	X	-	-
7. Financial assets under disposal	-	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	X	X	736	736
Total 30.06.2006	**5,393**	**-2,336**	**-**	**3,057**	**149,560**	**-516**	**186,832**	**189,889**
Total 31.12.2005	**5,183**	**-2,037**	**-**	**3,146**	**146,428**	**-499**	**185,856**	**189,002**

On- and off-balance sheet exposures to banks: gross and net values

(in millions of euro)

	Gross exposure	Individual adjustments	Collective adjustments	Net exposure
A. ON-BALANCE SHEET EXPOSURES				
a) Doubtful loans	7	-7	-	-
b) Substandard loans	-	-	-	-
c) Restructured exposures	-	-	-	-
d) Past due exposures	-	-	-	-
e) Country risk	-	X	-	-
f) Other assets	48,387	X	-24	48,363
Total A	**48,394**	**-7**	**-24**	**48,363**
B. OFF-BALANCE SHEET EXPOSURES				
a) Non-performing	-	-	-	-
b) Other	46,395	X	-25	46,370
Total B	**46,395**	**-**	**-25**	**46,370**

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to banks: changes in gross non-performing exposures and gross exposures subject to "Country risk"

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial gross exposure	6	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	1	-	-	-	-
B.1 inflows from performing exposures	-	-	-	-	-
B.2 transfers from other non-performing exposure categories	-	-	-	-	-
B.3 other increases	1	-	-	-	-
C. Decreases	-	-	-	-	-
C.1 outflows to performing exposures	-	-	-	-	-
C.2 write-offs	-	-	-	-	-
C.3 repayments	-	-	-	-	-
C.4 credit disposals	-	-	-	-	-
C.5 transfers to other non-performing exposure categories	-	-	-	-	-
C.6 other decreases	-	-	-	-	-
D. Final gross exposure	7	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures to banks: changes in total adjustments

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial total adjustments	6	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	1	-	-	-	-
B.1 impairment losses	-	-	-	-	-
B.2 transfers from other non-performing exposure categories	-	-	-	-	-
B.3 other increases	1	-	-	-	-
C. Decreases	-	-	-	-	-
C.1 recoveries on impairment losses	-	-	-	-	-
C.2 recoveries on repayments	-	-	-	-	-
C.3 write-offs	-	-	-	-	-
C.4 transfers to other non-performing exposure categories	-	-	-	-	-
C.5 other decreases	-	-	-	-	-
D. Final total adjustments	7	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-

On- and off-balance sheet exposures to customers: gross and net values

(in millions of euro)

	Gross exposure	Individual adjustments	Collective adjustments	Net exposure
A. ON-BALANCE SHEET EXPOSURES				
a) Doubtful loans	2,300	-1,567	-	733
b) Substandard loans	2,934	-745	-	2,189
c) Restructured exposures	12	-3	-	9
d) Past due exposures	126	-7	-	119
e) Country risk	-	X	-	-
f) Other assets	129,329	X	-492	128,837
Total A	**134,701**	**-2,322**	**-492**	**131,887**
B. OFF-BALANCE SHEET EXPOSURES				
a) Non-performing	255	-118	-	137
b) Other	49,731	X	-100	49,631
Total B	**49,986**	**-118**	**-100**	**49,768**

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to customers: changes in gross non-performing exposures and gross exposures subject to "Country risk"

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial gross exposure	**1,770**	**2,897**	-	**493**	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	**700**	**1,453**	**12**	**404**	-
B.1 inflows from performing loans	54	614	9	382	-
B.2 transfers from other non-performing exposure categories	462	641	-	-	-
B.3 other increases	184	198	3	22	-
C. Decreases	**-170**	**-1,416**	-	**-771**	-
C.1 outflows to performing loans	-1	-324	-	-89	-
C.2 write-offs	-58	-31	-	-	-
C.3 repayments	-107	-594	-	-37	-
C.4 credit disposals	-	-4	-	-	-
C.5 transfers to other non-performing exposure categories	-3	-455	-	-645	-
C.6 other decreases	-1	-8	-	-	-
D. Final gross exposure	**2,300**	**2,934**	**12**	**126**	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures to customers: changes in total adjustments

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial total adjustments	**1,197**	**801**	**-**	**28**	**-**
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	**469**	**262**	**3**	**9**	**-**
B.1 impairment losses	140	189	3	9	-
B.2 transfers from other non-performing exposure categories	159	-	-	-	-
B.3 other increases	170	73	-	-	-
C. Decreases	**-99**	**-318**	**-**	**-30**	**-**
C.1 recoveries on impairment losses	-20	-83	-	-3	-
C.2 recoveries on repayments	-18	-64	-	-	-
C.3. write-offs	-58	-31	-	-	-
C.4 transfers to other non-performing exposure categories	-	-135	-	-24	-
C.5. other decreases	-3	-5	-	-3	-
D. Final total adjustments	**1,567**	**745**	**3**	**7**	**-**
- of which exposures sold not derecognised	-	-	-	-	-

Classification of exposures based on external and internal ratings

As concerns Banca Intesa's loan portfolio, the investment grade portion of exposures exceeded 60%, if valued on a scale corresponding to Agency classes and if defined using as threshold the default rate supplied by Rating agencies, necessary to identify the cut-off between the investment area and the speculative grade area (that is lower than BBB-).

In terms of trends in the last two years – that is from when the Bank started to estimate internal ratings to be used for company processes – ratings remained relatively stable over time.

Breakdown of guaranteed exposures by type of guarantee

Guaranteed loans to customers

(in millions of euro)

	Exposure totally/partly guaranteed	Value of real guarantees	Value of personal guarantees
Loans to customers	61,271	49,489	13,982
Total	**61,271**	**49,489**	**13,982**

Breakdown and concentration of loans

Breakdown of loans to customers

(in millions of euro)

Counterparties	30.06.2006	31.12.2005
Governments	202	1,072
Other public entities	479	4,188
Financial institutions	20,547	21,452
Non-financial companies and family-run businesses	56,589	55,615
- wholesale and retail trade, recovery and repairs	*7,937*	*7,524*
- construction and public works	*6,608*	*6,419*
- metal products, excluding cars and means of transport	*1,754*	*1,770*
- food products, beverages and tobacco-based products	*1,457*	*1,556*
- textiles, leather and footwear, clothing	*2,022*	*1,945*
- agricultural and forestry products and fishing	*1,876*	*1,778*
- agricultural and industrial machinery	*1,706*	*1,593*
- hotel and catering	*1,305*	*1,274*
- energy products	*1,408*	*1,813*
- other industrial products	*1,343*	*1,282*
- minerals and non-metal mineral based products	*1,038*	*973*
- paper, paper products, printed products and publishing	*713*	*851*
- chemical products	*1,117*	*1,105*
- electric materials and supplies	*1,135*	*1,137*
- rubber and plastic products	*905*	*901*
- other services for sale	*14,922*	*15,363*
- other non-financial companies	*9,343*	*8,331*
Consumer families and other	29,274	28,240
Total	**107,091**	**110,567**

Breakdown of non-performing loans to customers

(in millions of euro)

Non-performing loan counterparties	30.06.2006	31.12.2005
Financial institutions	47	75
Non-financial companies and family-run businesses	2,152	2,180
- construction and public works	*416*	*421*
- wholesale and retail trade, recovery and repairs	*299*	*287*
- hotels and catering	*108*	*126*
- textiles, leather and footwear, clothing	*82*	*78*
- agricultural and forestry products and fishing	*103*	*103*
- food products, beverages and tobacco-based products	*77*	*84*
- metal products, excluding cars and means of transport	*46*	*51*
- other industrial products	*65*	*63*
- agricultural and industrial machinery	*54*	*50*
- electric materials and supplies	*50*	*53*
- minerals and non-metal mineral based products	*22*	*24*
- paper, paper products, printed products and publishing	*22*	*20*
- means of transport	*43*	*43*
- chemical products	*19*	*23*
- internal transport services	*23*	*-*
- other services for sale	*610*	*641*
- other non-financial companies	*113*	*113*
Other	850	875
Total	**3,049**	**3,130**

Breakdown of financial assets and liabilities by geographic area

(in millions of euro)

	Italy	Other EU Countries	Other Countries	Total
ASSETS				
- Financial assets held for trading	10,112	15,696	11,251	37,059
- Financial assets available for sale	2,588	97	225	2,910
- Investments held to maturity	-	-	-	-
- Hedging derivatives	85	487	164	736
- Loans to customers	99,694	3,915	3,482	107,091
- Due from banks	30,542	9,394	2,157	42,093
Total Assets	**143,021**	**29,589**	**17,279**	**189,889**
LIABILITIES				
- Due to banks	10,383	13,568	10,478	34,429
- Due to customers	69,586	4,324	6,295	80,205
- Securities issued	52,891	4,654	2,055	59,600
- Financial liabilities held for trading	4,614	4,288	1,657	10,559
- Hedging derivatives	257	1,354	108	1,719
Total Liabilities	**137,731**	**28,188**	**20,593**	**186,512**
Guarantees and commitments	**26,782**	**47,504**	**18,891**	**93,177**

Large credit risks

Large credit risks	30.06.2006	31.12.2005
a) Amount (in millions of euro)	4,194	4,650
b) Number	2	2

SECURITISATIONS AND ASSET SALES

Securitisations

Qualitative information

Proprietary trading was carried out through purchase and sale of securities, on primary and secondary markets, characterised by an extremely high creditworthiness and liquidity profile, following the principle of diversification by geographic area and type of collateral.
Trading on securities deriving from securitisations is based not only on the analysis of market trends, but also on the qualitative and quantitative analysis of collaterals, on the valuation of credit enhancement and on the allocation rules regarding principal and interest payment flows.
Risk and performance monitoring on each security present in the portfolio is carried out at two levels. At the first level, at least weekly, market prices are analysed. At the second level, monthly, the analysis of statistics referred to collateral performance are conducted.

Quantitative information

Breakdown of exposures deriving from securitisations by quality of underlying asset

(in millions of euro)

	On-balance sheet exposures			Off-balance sheet exposures		
	Senior	Mezzanine	Junior	Senior	Mezzanine	Junior
A. Originated underlying assets	-	**156**	**111**	**50**	-	-
a) Non-performing	-	82	36	37	-	-
b) Other	-	74	75	13	-	-
B. Third party underlying assets	**5,822**	**705**	-	-	**1,730**	-
a) Non-performing	2	5	-	-	-	-
b) Other	5,820	700	-	-	1,730	-
Total	**5,822**	**861**	**111**	**50**	**1,730**	-

Breakdown of exposures to securitisations by financial assets portfolio and by type

(in millions of euro)

	On-balance sheet exposures			Off-balance sheet exposures		
	Senior	Mezzanine	Junior	Senior	Mezzanine	Junior
Financial assets held for trading	5,683	665	-	-	-	-
Financial assets measured at fair value	-	-	-	-	-	-
Financial assets available for sale	139	122	45	-	-	-
Investments held to maturity	-	-	-	-	-	-
Loans (**)	-	-	66	50	1,730	-
Total	**5,822**	**787**	**111**	**50**	**1,730**	-
Total 31.12.2005	**6,638**	**580**	**126**	**50**	**1,289**	-

(*) Excluding exposures deriving from own securitisations in which assets sold have not been fully derecognised from assets for a total of 74 million euro.

(**) This caption includes off-balance sheet exposures referred to "Guarantees given" and "Credit lines".

Equity stakes in special purpose vehicles

Name	Registered office	% Stake
Intesa Lease Sec	Milano	60.00%
Intesa Sec	Milano	60.00%
Intesa Sec 2	Milano	60.00%
Intesa Sec Npl	Milano	60.00%
Intesa Sec Npl 2	Milano	60.00%
Augusto	Milano	5.00%
Colombo	Milano	5.00%
Diocleziano	Milano	5.00%

Servicer activities – repayments on securitised loans and reimbursements of securities issued by special purpose vehicles

Servicer	Special purpose vehicles	Securitised assets: Type	Securitised assets: Period-end figure	Collections of loans in the year (in millions of euro)	Percentage of reimbursed securities (period-end figure): Senior	Mezzanine	Junior
Intesa	Intesa Sec	Performing mortgages	84	25	100.0	59.9	-
Intesa	Intesa Sec 2	Performing residential mortgages	1,044	150	50.7	-	-
Total			**1,128**	**175**			

Sales

Financial assets sold not derecognised

The sole financial assets sold not derecognised referred to securities relative to repurchase agreements, as shown in table 2.1 Financial assets held for trading.

Financial liabilities associated to financial assets sold not derecognised

The sole financial liabilities associated to financial assets sold not derecognised referred to repurchase agreements, as shown in tables 1.1 Due to banks and 2.1 Due to customers.

MARKET RISKS

QUALITATIVE INFORMATION ON THE TRADING AND BANKING BOOK

The activities for the quantification of trading risks are based on daily and period estimates of sensitivity of the trading portfolios to adverse market movements relatively to the following risk factors:
- interest rates;
- equity and market indexes;
- investment funds;
- foreign exchange rates;
- implied volatilities;
- spreads in Credit Default Swaps.

Internal model validation
For certain of the abovementioned risk factors, the Supervisory authority validated the internal models for the regulatory measurement of capital absorption of Banca Intesa (2001). In 2004 the model related to credit derivatives (credit default swaps) was also validated. For the purpose of backtesting the model Value at Risk (VaR) is periodically compared with the daily profit and loss results actually realised by the trading desks, net of the opportune adjustments relative to commissions, funding cost, intraday trading, collected coupons, changes in issuer spread, foreign exchange effects.

Capital at risk
The analysis of market risk profiles relative to the trading book and the banking book avails itself of various quantitative indicators and VaR is the most important. Since VaR is a synthetic indicator which does not fully identify all types of potential loss, risk management has been enriched with other measures, in particular simulation measures of capital at risk for the quantification of risks from illiquid parameters, stress tests, sensitivity and risk level measurements for a more complete and detailed management of exposures.
The paragraphs below provide the estimates and evolution of capital at risk, defined as the sum of VaR and of simulation on illiquid parameters, for the trading book of Banca Intesa (also comprehensive of items available for sale which are not attributable to equity stakes). For the purposes of the quantification of Banca Intesa's capital at risk to date the spread VaR estimates relative to bond issuer risk are still not available; also estimated VaR relative to the collateralised debt obligations (cdo) portfolio currently undergoing integration are excluded.

Value at Risk
VaR represents the main element in the estimate of capital at risk for its characteristics of:
- consistency and transparency (functional relation between risk and volatility of profits/losses) of risk indicators among the various business lines;
- possibility of separating risk in its elementary components (risk un-bundling);
- consistency with external performance measurement systems;
- consistency with the entire structure of limits (portfolio, desk, strategy and product);
- completeness in the capacity of seizing options and non-linear risks.

VaR estimates are calculated daily based on simulations of historical time-series, a 99% confidence level and one-working day holding period.
Historical VaR simulation consists in a full-revaluation methodology of all the trading contracts based on the historical returns of the risk variables actually realised in the past. The full-revaluation methodology enables to include in VaR estimates both the linear and non-linear (option) components of evolution of profits/losses in financial contracts. The scenarios applied in the simulation are generated on annual time-series of daily returns; for the purpose of ensuring a greater fit between the dynamics of VaR and the most recent variability of risk factors, historical scenarios are weighted with an exponential formula adopting a decay factor.

Illiquid risk simulations

The nature of certain trading products, such as alternative investments and pay-off of certain derivative products and certain indexations which require the application of illiquid and difficult to obtain risk factors (typically hedge funds and inflation estimates), makes them unsuitable for the application of VaR methodologies as for certain captions in the trading book. For the purpose of completing capital at risk estimates the following alternative measurements are identified:

- "non correlated simulation" is a calculation methodology which is applied to the exposures of Banca Intesa's alternative investment portfolio. It is based on the statistical estimate of the volatility of risk factors without including diversification effects, for a more prudent vision of capital at risk. The results of risk simulations are used solely for management purposes as concerns alternative investments – which absorb shareholders' equity for supervisory purposes through the application of the standard method;
- "correlated simulation" is a calculation methodology which is applied to exposures in inflation-linked bonds and derivatives; it includes diversification effects between exposures to various risk factors.

Stress tests

Stress tests measure the value changes of instruments or portfolios due to changes in risk factors of unexpected intensity and correlation, or extreme events, as well as changes representative of expectations on the future evolution of market variables. Stress tests are applied weekly to market risk exposures, typically adopting scenarios based on historical trends recorded by risk factors, for the purpose of identifying past worst case scenarios, or defining variation grids of risk factors to highlight the direction and non- linearity of trading strategies.

Sensitivity and greeks

Sensitivity measures make risk profiling more accurate, especially in presence of option components. These measure the risk attributable to a change in the value of a financial position to predefined changes in valuation parameters such as, among others, a one basis point increase in interest rates.

Level measures

Level measures are risk indicators which are based on the assumption of a direct relationship between the size of a financial position and the risk profile. These are used to monitor issuer/sector/Country risk exposures for concentration analysis, through the identification of notional value, market value or conversion of the position in one or more benchmark instruments (so-called equivalent position).

Trading activity

Market risks deriving from the trading activity of the Finance and Treasury Department are managed by the trading desks of Milano, London, New York and Hong Kong.
Interest rate risk from treasury activities derive from market making activities on money market products and related derivatives, also ensuring the Group's integrated liquidity management in local and foreign currency and taking part in auctions of Government bonds (Italian and European). The activities are divided by product (bonds, repo and money market) and market (Euro Zone, non-Euro, emerging markets), managing the open interest rate risk position via derivatives listed on regulated markets and interest rate swaps.
Interest rate risks from strategic finance activity are used for the definition of funding requirements in euro and foreign currency, as well as for the structuring of issues on the international and domestic markets managing the related hedges essentially with derivatives listed on regulated markets, cash securities and swaps. Purchases and sales of own securities on the secondary market are also managed within this activity.
Equity risks from proprietary trading are managed with both directional and relative value strategies mainly on shares, indexes and derivatives of Italian and European markets, as well as with volatility trading activities (options and variance swaps) and transactions on dividends.
Interest rate and credit risks from proprietary trading are managed with trading strategies in bonds (corporate, financial and Government issuers), derivatives listed on regulated markets, interest rate swaps and hedging credit derivatives.

Foreign exchange risks essentially stemmed from positions in securities and swaps denominated in local currency.
Price risks on alternative investments are managed as part of the investment in hedge funds.
Credit risks from trading in credit derivatives, with protection purchases and sales, are managed via index and single name credit default swaps (cds), synthetic collateralised debt obligations (cdo).
Banca Intesa's market risk profile includes other residual and/or strategic portfolios, whose nature depends on i) the need to allocate the captions from restructuring processes, to ensure greater separation and transparency in the allocation of certain income components, and ii) strategic business opportunities.

Banking book: general aspects
The interest rate risk of the banking book is monitored through two complementary approaches: the sensitivity of present value to parallel shifts in the term structure of interest rates and the sensitivity of interest margin to parallel shifts in the term structure of interest rates. In both cases monthly measures are used which photograph all asset and liability captions with assumptions of no changes in volumes in the monitored instruments; among the assumptions used, in the estimate of sensitivity it is presumed that core deposits have a duration of zero. In addition to parallel shifts in yield curves, alternative scenarios are also considered such as inversion, flattening and changes in the inclination of the yield curve.
As concerns internal processes for interest rate risk management and control, the Finance and Treasury Department is responsible for the management of structural interest rate risk generated by the business units which is allocated to it via an internal transfer rates mechanism; the Risk Management Department carries out monitoring of management activities, submitting quantitative evidences to the attention to the Group's Financial Risks Committee.

Risk hedging activity
Activities which are hedged from interest rate risk refer mainly to the components of investments and funding with original medium- and long-term maturity. Hedging activities are recorded using hedge accounting in two ways.
The first way refers to the coverage of fixed rate or structured bond issues via fair value hedges of bonds. The Risk Management Department measures effectiveness of structural interest rate risk hedges generated by bond issues for the purpose of hedge accounting in the respect of international accounting principles. Complementary to the verification of hedge effectiveness is the verification of the conditions which make hedge accounting applicable, with particular reference to the indication of hedged risks and the identification and documentation of hedging relationship (hedging card), specifying the means of verification of hedge effectiveness. Fair value hedging includes the hedges, via short term derivatives, of homogeneous portfolios generated by the periodic refixing of floating rate loans.
Effectiveness is assessed through prospective tests at the activation of the hedge, followed by quarterly prospective and retrospective tests over the entire period of the hedge. The prospective test occurs by comparing sensitivity to interest rate changes, expressed as changes in the fair value due to a parallel shift in the term structure of interest rates equal to 1 basis point. During the existence of the hedging relationship the prospective test represents a useful warning of potential future ineffectiveness therefore suggesting the opportune changes in the hedging relationship. Retrospective tests compare the changes in fair value between hedged item and hedging instrument cumulated from the beginning of the period and recalculated at every date set out for effectiveness tests. Changes in fair value are calculated net of repurchases of issued bonds, necessary to ensure liquidity in the secondary market of such securities. Effectiveness tests are ratios of monetary values, therefore small changes in the numerator or the denominator may generate values outside the permitted interval; since the spirit of the rule is the assessment of substantial hedge effectiveness, if ineffectiveness is caused by a technical problem, the Risk Management Department ascertains that substantial effectiveness is maintained, for example by testing that the value change in the portfolio made up of the hedged item and its hedge does not exceed a predetermined minimum threshold.
The second means of registration in the financial statements refers to the coverage of the remaining captions in the medium- and long term banking book (investments and funding not

represented by fixed rate or structured securities). For such captions hedging has the purpose of stabilising interest flow on variable rate funding to the extent that the latter finances fixed rate investments. According to the cash flow hedge methodology, the item being hedged is a flow of future net interest flows to be paid or collected grouped by time buckets.
In addition to the above even the portfolios subject to cash flow hedging are monitored by the Risk Management Department which performs effectiveness tests. Hedge effectiveness requires the verification that the cash flows from hedging instruments do not exceed those of the hedged item. Such verifications are carried out at inception of the hedging relationship and subsequently quarterly over the entire period of the hedge.

QUANTITATIVE INFORMATION ON THE TRADING BOOK

Breakdown of capital at risk

Quantitative information indicated hereafter refers to the trading book subject to market risks. In the following paragraphs the market CaR is estimated by summing up VaR and simulations on illiquid parameters for the trading books of Banca Intesa.

Evolution of capital at risk

In the first half of 2006 market risks originated by Banca Intesa were practically stable: capital at risk was on average equal to 36.1 million euro in the first quarter and 34.4 million euro in the second quarter of 2006. Capital at risk is estimated summing up historical VaR (99% confidence level and one-working day holding period) and risk simulations of the alternative investments portfolio and of other illiquid parameters (mainly dividend swap and inflation).

Daily capital at risk (CaR) of the trading portfolio for Banca Intesa [a]

(millions of euro)

	average 2nd quarter 2006	minimum 2nd quarter 2006	maximum 2nd quarter 2006	average 1st quarter 2006	average 4th quarter 2005	average 3rd quarter 2005	average 2nd quarter 2005	average 1st quarter 2005
Banca Intesa	28.0	41.0	34.4	36.1	30.6	29.7	18.8	14.5

[a] The table sets out on every line past estimates of daily capital at risk calculated on the quarterly historical time-series of Banca Intesa.

The analysis of breakdown of risk profile in the second quarter of 2006 with regard to the various factors showed the prevalence of equity risk for Banca Intesa (67% of overall CaR). For Credit Default Swaps (CDS) in the trading book highlighted in the second quarter an average VaR equal to 1.5 million euro.

Contribution of risk factors to overall CaR [a]

2nd quarter 2006	Shares	Funds	Rates	Credit spread (*)	Foreign Exchange	Other Parameters
Banca Intesa	67%	13%	14%	4%	1%	1%

[a] The table sets out on every line the contribution of risk factors considering 100% the overall capital at risk, calculated as the average of daily estimates in the quarter.

(*) Inclusive for Banca Intesa of spread VaR of trading CDS, except spread VaR of bonds.

Alternative investments

As concerns the alternative investments portfolio, the table below shows breakdown of exposures to highlight the degree of diversification of adopted strategies.

Contribution of strategies to portfolio breakdown [a]

	as of June 2006	End of 2005
- Relative Value / Arbitrage	19%	14%
- Event Driven	19%	17%
- Multistrategy, Funds of Funds	18%	14%
- Credit / Emerging	4%	7%
- Directional	14%	11%
- Equity Hedge / long-short	26%	37%
Total alternative investments	**100%**	**100%**

[a] The table sets out on every line the percentage of total cash exposures calculated on amounts at period-end.

Issuer risk

Issuer risk in the trading portfolio is analysed in terms of marking to market, by aggregating exposures by rating classes and is monitored using a system of operating limits based on both rating classes and concentration indexes. The estimate of spread VaR on bonds which permits the analysis in terms of capital at risk of the basis risk between bond and credit default swap markets (cash-cds basis) is currently being extended to the portfolios of Banca Intesa's Finance and Treasury Department.

Breakdown of exposures by type of issuer for Banca Intesa [a]

	Total	of which				
		Corporate	Financial	Emerging	Covered	Securitis.
Banca Intesa	100%	17%	16%	8%	12%	47%

[a] The table sets out in the Total column the contribution of Banca Intesa to issuer risk exposure. The other columns indicate percentage breakdown of issuer risk exposure.

Period-end percentage on area total, excluding Government bonds, own bonds and net of hedging cds.

The breakdown by rating of the trading portfolio highlighted a net prevalence of issuers classified as investment grade.

Breakdown of exposures by rating class for Banca Intesa [a]

	Corporate		Financial		Emerging	
	Investment grade	Speculative grade	Investment grade	Speculative grade	Investment grade	Speculative grade
Banca Intesa	90%	10%	97%	3%	91%	9%

[a] The table sets out for every area (corporate, financial and emerging) breakdown in investment grade and speculative grade of issuer risk exposures.

Period-end percentage on area total, excluding Government bonds, own bonds, exposures in covered bonds and securitisations, net of hedging cds.

Changes in capital at risk

The trend recorded by capital at risk in the first half of 2006 was mainly due to exposure to equity risk stemming from strategic investments, that was affected by negative stock market trends in May. However, the decrease in period-end risk reflected the partial disposal of the stake in Abn Amro Real, as provided for by contractual terms, due to the exercise of the 2nd *tranche* of the put option. Banca Intesa's interest rate component was stable on average.


Evolution of market risks - daily capital at risk
Million euro
45
40
35
30
25
20
15
10
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Banca Intesa

Operating limits

The structure of limits reflects the risk level deemed to be acceptable with reference to single business areas consistently with operating and strategic guidelines defined by top management. The attribution and control of limits at the various hierarchical levels implies the assignment of delegated powers to the heads of business areas, aimed at achieving the best trade-off between a controlled risk environment and the need for operating flexibility. The actual functioning of the limit system and of delegated powers is based on the following basic concepts of hierarchy and interaction.

The application of such principles led to the definition of a structure of limits in which the distinction between first level and second level limits is particularly important:

- first level limits: are defined by the Risk Management Department together with the heads of operating Departments, for which the verification of congruity and the subsequent approval of Board of Directors are necessary, examples are capital at risk limits and total exposure limits for operations subject to issuer risk;
- second level limits: have the objective of controlling operations of the various desks on the basis of differentiated measures based on the specific characteristics of traded instruments and operating strategies, such as sensitivity, greeks and equivalent exposures.

The use of operating limits of capital at risk in Banca Intesa, in the component sub-allocated to organisational units, was on average equal to 53.6% in the first half of 2006, with a maximum use of 62.7%.

Backtesting

The effectiveness of the VaR calculation methods must be monitored daily via backtesting which, as concerns regulatory backtesting, compares:

- the daily estimates of value at risk (represented by the line in the following graph);
- the daily profits/losses based on backtesting which are determined using actual daily profits and losses achieved by individual desks, net of components which are not considered in backtesting such as commissions and intraday activities.

Backtesting enables to verify the model's capability of correctly seizing, from a statistical viewpoint, the variability in the daily valuation of trading positions, covering an observation period of one year (approximately 250 estimates). Any critical situations relative to the adequacy of the internal model are represented by situations in which daily profits/losses based on backtesting highlight in the year of observation more than three occasions in which the daily loss is higher than the value at risk estimate.



Backtesting in Banca Intesa

Banca Intesa's regulatory backtesting, set out in the following graph, does not present any critical situations. Critical situations occur if daily profits and losses from backtesting prove to be higher than the VaR estimate in more than three occasions in the observation period.

BACKTESTING - BANCA INTESA


Million euro
30
20
10
0
-10
-20
-30
-40
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Daily profits/losses from backtesting
Daily value at risk

QUANTITATIVE INFORMATION ON THE BANKING BOOK

Sensitivity analysis

As regards Banca Intesa's banking book, the sensitivity of interest margin over 12 months to considerable changes in interest rates (+/- 100 basis points) was in line with asset expansion and
the upward trend recorded by reference interest rates, as shown by the following table.

(in millions of euro)

	On-balance sheet		Off-balance sheet		Total sensitivity	% sensitivity
	on demand	maturity	hedging	trading		
+100 basis points	-51.3	312.2	-141.6	58.7	178.0	5.73%
-100 basis points	75.6	-312.2	141.6	-58.7	-153.7	-4.94%

Also breakdown of capital by repricing dates highlighted the practical elimination of interest rate
risks.



Capital profile by repricing dates
million euro
40,000
30,000
20,000
10,000
0
-10,000
-20,000
-30,000
-40,000
-50,000
on demand
1 month
2 months
3 months
6 months
1 year
2 years
3 years
5 years
7 years
10 years
15 years
20 years
30 years
over
no sensitivity
Cash Positions
Hedging derivatives
Total gap banking book

The analysis of the medium- and long-term subset, broken down by time buckets, confirms the effectiveness of the hedging policy adopted to cover interest rate risk generated by commercial banking activities.



Medium-long term sensitivity (+1 basis point)
2.50
2.00
1.50
1.00
0.50
0.00
-0.50
-1.00
-1.50
-2.00
-2.50
million euro
1 month
2 months
3 months
4 months
5 months
6 months
9 months
12 months
2 years
3 years
5 years
7 years
10 years
12 years
15 years
20 years
25 years
30 years
Off-balance sheet
On-balance sheet
Total sensitivity

FOREIGN EXCHANGE RISK

QUALITATIVE INFORMATION

Structural foreign exchange risk is mitigated by the practice of raising funding in the same currency as assets concentrating as far as possible, foreign exchange risk exposures in the trading book where it is subject to daily VaR limits.
Management of foreign exchange risk relative to trading activities is inserted in the operating procedures and in the estimation methodologies of the internal model based on VaR calculations, as already illustrated above.

QUANTITATIVE INFORMATION

Breakdown by currency of assets and liabilities and derivatives

(in millions of euro)

	Currencies			
	US dollar	**GB pound**	**Yen**	**Other currencies**
A. FINANCIAL ASSETS	**15,716**	**3,096**	**3,237**	**2,795**
A.1 Debt securities	7,572	2,261	2,744	516
A.2 Equities	831	-	-	197
A.3 Loans to banks	3,098	358	381	1,389
A.4 Loans to customers	4,197	468	112	661
A.5 Other financial assets	18	9	-	32
B. OTHER ASSETS	**252**	**10**	**3**	**13**
C. FINANCIAL LIABILITIES	**19,174**	**5,890**	**441**	**3,510**
C.1 Due to banks	9,756	1,902	202	2,179
C.2 Due to customers	6,692	725	181	215
C.4 Debt securities	2,726	3,263	58	1,116
D. OTHER LIABILITIES	**1,141**	**134**	**23**	**16**
E. FINANCIAL DERIVATIVES	-	-	-	-
- Options	27,322	5,370	164	83
long positions	*13,599*	*2,685*	*82*	*58*
short positions	*13,723*	*2,685*	*82*	*25*
- Other derivatives	366,427	22,253	109,165	59,862
long positions	*185,496*	*12,634*	*53,245*	*30,310*
short positions	*180,931*	*9,619*	*55,920*	*29,552*
TOTAL ASSETS	**215,063**	**18,425**	**56,567**	**33,176**
TOTAL LIABILITIES	**214,969**	**18,328**	**56,466**	**33,103**
IMBALANCE (+/-)	**94**	**97**	**101**	**73**

QUANTITATIVE INFORMATION – FINANCIAL DERIVATIVES

Financial derivatives

Trading book: notional amounts at period-end and average

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total		Total 31.12.2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	**38,598**	-	-	-	-	-	-	-	**38,598**	-	**77,948**
2. Interest rate swaps	-	**422,279**	-	-	-	-	-	-	-	**422,279**	-	**464,944**
3. Domestic currency swaps	-	-	-	-	-	**424**	-	-	-	**424**	-	**448**
4. Currency interest rate swaps	-	-	-	-	-	**6,640**	-	-	-	**6,640**	-	**6,335**
5. Basis swaps	-	**42,161**	-	-	-	-	-	-	-	**42,161**	-	**44,960**
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	**106,539**	**9,904**	-	-	-	-	-	-	**106,539**	**9,904**	**74,879**	-
9. Caps	-	**50,046**	-	-	-	-	-	-	-	**50,046**	-	**21,491**
- Bought	-	25,807	-	-	-	-	-	-	-	25,807	-	21,491
- Issued	-	24,239	-	-	-	-	-	-	-	24,239	-	-
10. Floors	-	**24,714**	-	-	-	-	-	-	-	**24,714**	-	**24,440**
- Bought	-	16,024	-	-	-	-	-	-	-	16,024	-	15,880
- Issued	-	8,690	-	-	-	-	-	-	-	8,690	-	8,560
11. Other options	**17,194**	**15,285**	**135**	**12,161**	-	**2,582**	-	-	**17,329**	**30,028**	**3,122**	**36,477**
- Bought	7,265	8,238	105	9,365	-	1,282	-	-	7,371	18,885	2,413	10,390
Plain vanilla	*7,266*	*8,211*	*105*	*9,365*	-	*914*	-	-	*7,371*	*18,490*	*2,413*	*10,071*
Exotic	-	*27*	-	-	-	*368*	-	-	-	*395*	-	*319*
- Issued	9,928	7,047	30	2,796	-	1,300	-	-	9,958	11,143	709	26,087
Plain vanilla	*9,928*	*7,039*	*30*	*2,796*	-	*1,153*	-	-	*9,958*	*10,988*	*709*	*25,894*
Exotic	-	*8*	-	-	-	*147*	-	-	-	*155*	-	*193*
12. Forward contracts	-	**1,589**	-	**11**	-	**49,254**	-	-	-	**50,854**	-	**48,575**
- Purchases	-	273	-	5	-	17,624	-	-	-	17,902	-	17,747
- Sales	-	1,316	-	6	-	15,933	-	-	-	17,255	-	18,843
- Currency against currency	-	-	-	-	-	15,697	-	-	-	15,697	-	11,985
13. Other derivatives	-	**1,211**	-	-	-	**33**	-	-	-	**1,244**	-	**2,335**
TOTAL	**123,733**	**605,787**	**135**	**12,172**	-	**58,933**	-	-	**123,868**	**676,892**	**78,001**	**727,953**
AVERAGE VALUES	**100,744**	**635,626**	**186**	**10,913**	**3**	**55,884**	**2**	-	**100,935**	**702,423**	**67,871**	**803,714**

Banking book: notional amounts at period-end and average Hedging

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total		Total 31.12.2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	-	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	28,362	-	-	-	-	-	-	-	28,362	-	34,397
3. Domestic currency swaps	-	-	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	1,043	-	-	-	1,043	-	1,044
5. Basis swaps	-	3,181	-	-	-	-	-	-	-	3,181	-	2,137
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-	-	-
9. Caps	-	100	-	-	-	-	-	-	-	100	-	60
- Bought	-	-	-	-	-	-	-	-	-	-	-	60
- Issued	-	100	-	-	-	-	-	-	-	100	-	-
10. Floors	-	90	-	-	-	-	-	-	-	90	-	735
- Bought	-	-	-	-	-	-	-	-	-	-	-	581
- Issued	-	90	-	-	-	-	-	-	-	90	-	154
11. Other options	-	87	-	517	-	-	-	-	-	604	-	2,770
- Bought	-	17	-	517	-	-	-	-	-	534	-	2,517
Plain vanilla	-	17	-	517	-	-	-	-	-	534	-	2,517
Exotic	-	-	-	-	-	-	-	-	-	-	-	-
- Issued	-	70	-	-	-	-	-	-	-	70	-	253
Plain vanilla	-	70	-	-	-	-	-	-	-	70	-	253
Exotic	-	-	-	-	-	-	-	-	-	-	-	-
12. Forward contracts	-	-	-	-	-	-	-	-	-	-	-	-
- Purchases	-	-	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
13. Other derivatives	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL	-	31,820	-	517	-	1,043	-	-	-	33,380	-	41,143
AVERAGE VALUES	-	34,600	-	1,615	-	1,047	-	-	-	37,262	-	42,073

Other derivatives

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total		Total 31.12.2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	-	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	**40**	-	-	-	-	-	-	-	**40**	-	**16**
3. Domestic currency swaps	-	-	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate *Swaps*	-	-	-	-	-	-	-	-	-	-	-	-
5. Basis swaps	-	-	-	-	-	-	-	-	-	-	-	**3,386**
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-	-	-
9. Caps	-	**802**	-	-	-	-	-	-	-	**802**	-	**70**
- Bought	-	110	-	-	-	-	-	-	-	110	-	70
- Issued	-	692	-	-	-	-	-	-	-	692	-	-
10. Floors	-	**7,588**	-	-	-	-	-	-	-	**7,588**	-	**8,702**
- Bought	-	90	-	-	-	-	-	-	-	90	-	90
- Issued	-	7,498	-	-	-	-	-	-	-	7,498	-	8,612
11. Other options	-	**1,810**	-	**6,568**	-	**98**	-	-	-	**8,476**	-	**8,189**
- Bought	-	1,731	-	-	-	-	-	-	-	1,731	-	135
Plain vanilla	-	*1,721*	-	-	-	-	-	-	-	*1,721*	-	*135*
Exotic	-	*10*	-	-	-	-	-	-	-	*10*	-	-
- Issued	-	79	-	6,568	-	98	-	-	-	6,745	-	8,054
Plain vanilla	-	-	-	*6,568*	-	*64*	-	-	-	*6,632*	-	*8,054*
Exotic	-	*79*	-	-	-	*34*	-	-	-	*113*	-	-
12. Forward contracts	-	-	-	-	-	-	-	-	-	-	-	-
- Purchases	-	-	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
13. Other derivatives	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL	-	**10,240**	-	**6,568**	-	**98**	-	-	-	**16,906**	-	**20,363**
AVERAGE VALUES	-	**11,425**	-	**7,110**	-	**98**	-	-	-	**18,633**	-	**20,712**

Financial derivatives: purchase and sale of underlying assets

(milioni di euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total 30.06.2006		Total 31.12.2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
A. Trading book for supervisory purposes	**123,733**	**563,626**	**135**	**12,172**	**-**	**58,933**	**-**	**-**	**123,868**	**634,731**	**78,001**	**682,993**
1. Operations with exchange of underlying asset	1,271	2,693	54	1,311	-	58,147	-	-	1,325	62,151	724	57,568
- *Purchases*	*324*	*842*	*16*	*717*	-	*23,190*	-	-	*340*	*24,749*	*102*	*24,828*
- *Sales*	*947*	*1,851*	*38*	*594*	-	*17,869*	-	-	*985*	*20,314*	*622*	*19,480*
- *Currency against currency*	-	-	-	-	-	*17,088*	-	-	-	*17,088*	-	*13,260*
2. Operations without exchange of underlying asset	122,462	560,933	81	10,861	-	786	-	-	122,543	572,580	77,277	625,425
- *Purchases*	*22,758*	*281,897*	*72*	*8,653*	-	*350*	-	-	*22,830*	*290,900*	*22,538*	*323,397*
- *Sales*	*99,704*	*279,036*	*9*	*2,208*	-	*403*	-	-	*99,713*	*281,647*	*54,739*	*302,028*
- *Currency against currency*	-	-	-	-	-	*33*	-	-	-	*33*	-	-
B. Banking book	**-**	**38,879**	**-**	**7,085**	**-**	**1,141**	**-**	**-**	**-**	**47,105**	**-**	**16,977**
B.1 Hedging	-	28,639	-	517	-	1,043	-	-	-	30,199	-	-
1.Operations with exchange of underlying asset	-	-	-	-	-	1,043	-	-	-	1,043	-	484
- *Purchases*	-	-	-	-	-	*581*	-	-	-	*581*	-	*254*
- *Sales*	-	-	-	-	-	-	-	-	-	-	-	-
- *Currency against currency*	-	-	-	-	-	*462*	-	-	-	*462*	-	*230*
2. Operations without exchange of underlying asset	-	28,639	-	517	-	-	-	-	-	29,156	-	38,522
- *Purchases*	-	*22,488*	-	*517*	-	-	-	-	-	*23,005*	-	*23,132*
- *Sales*	-	*5,941*	-	-	-	-	-	-	-	*5,941*	-	*15,390*
- *Currency against currency*	-	*210*	-	-	-	-	-	-	-	*210*	-	-
B.2 Other derivatives	-	10,240	-	6,568	-	98	-	-	-	16,906	-	16,977
1. Operations with exchange of underlying asset	-	-	-	-	-	64	-	-	-	64	-	-
- *Purchases*	-	-	-	-	-	-	-	-	-	-	-	-
- *Sales*	-	-	-	-	-	*64*	-	-	-	*64*	-	-
- *Currency against currency*	-	-	-	-	-	-	-	-	-	-	-	-
2. Operations without exchange of underlying asset	-	10,240	-	6,568	-	34	-	-	-	16,842	-	16,977
- *Purchases*	-	*1,971*	-	-	-	-	-	-	-	*1,971*	-	*372*
- *Sales*	-	*8,269*	-	*6,568*	-	*34*	-	-	-	*14,871*	-	*16,605*
- *Currency against currency*	-	-	-	-	-	-	-	-	-	-	-	-

"Over the counter" financial derivatives: positive fair value – counterparty risk

(in millions of euro)

	Debt securities and interest rates			Equities and stock indexes			Foreign exchange rates and gold			Other values			Diverse underlying assets	
	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Net	Future exposure
A. Trading book for supervisory purposes														
A.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 public entities	3	-	1	-	-	-	-	-	-	-	-	-	-	-
A.3 banks	1,374	4,586	179	184	513	126	352	191	226	-	-	-	778	1,071
A.4 financial institutions	45	655	16	95	37	34	9	2	6	-	-	-	-	-
A.5 insurance companies	28	-	5	-	-	-	-	-	-	-	-	-	-	-
A.6 non-financial companies	249	4	147	-	-	-	32	-	25	-	-	-	-	-
A.7 other counterparties	25	-	1	-	-	-	-	-	-	-	-	-	-	-
Total 30.06.2006	**1,724**	**5,245**	**349**	**279**	**550**	**210**	**393**	**193**	**257**	**-**	**-**	**-**	**778**	**1,071**
Total 31.12.2005	**2,372**	**6,250**	**461**	**330**	**540**	**1**	**193**	**645**	**133**	**-**	**-**	**-**	**1,265**	**1,113**
B. Banking book														
B.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 banks	161	345	9	-	-	5	1	42	12	-	-	-	179	50
B.4 financial institutions	-	186	-	-	-	-	-	-	-	-	-	-	-	-
B.5 insurance companies	-	-	-	-	-	17	-	-	-	-	-	-	-	-
B.6 non-financial companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.7 other counterparties	2	-	4	-	-	37	-	-	1	-	-	-	-	-
Total 30.06.2006	**163**	**531**	**13**	**-**	**-**	**59**	**1**	**42**	**13**	**-**	**-**	**-**	**179**	**50**
Total 31.12.2005	**65**	**949**	**32**	**-**	**-**	**-**	**14**	**19**	**13**	**-**	**-**	**-**	**42**	**47**

"Over the counter" financial derivatives: negative fair value – financial risk

(in millions of euro)

Controparti/Sottostanti	Debt securities and interest rates			Equities and stock indexes			Foreign exchange rates and gold			Other values			Diverse underlying assets	
	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Net	Future exposure
A. Trading book for supervisory purposes														
A.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.3 banks	1,130	4,116	210	94	47	10	344	466	176	-	-	-	1,019	-
A.4 financial institutions	67	783	44	18	85	29	15	8	10	-	-	-	-	-
A.5 insurance companies	7	-	19	121	-	88	-	-	-	-	-	-	-	-
A.6 non-financial companies	118	3	93	-	-	-	16	-	31	-	-	-	-	-
A.7 other counterparties	40	-	2	10	-	-	-	-	-	-	-	-	-	-
Total	**1,362**	**4,902**	**368**	**243**	**132**	**127**	**375**	**474**	**217**	**-**	**-**	**-**	**1,019**	**-**
Total 31.12.2005	**1,905**	**6,532**	**119**	**69**	**208**	**-**	**228**	**781**	**115**	**-**	**-**	**-**	**1,258**	**-**
B. Banking book														
B.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 banks	517	883	49	-	-	-	5	96	3	-	-	-	-	-
B.4 financial institutions	1	212	-	-	-	-	-	5	-	-	-	-	-	-
B.5 insurance companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.6 non-financial companies	3	-	2	-	-	-	-	-	-	-	-	-	-	-
B.7 other counterparties	1,012	-	81	511	-	-	2	-	1	-	-	-	-	-
Total	**1,533**	**1,095**	**132**	**511**	**-**	**-**	**7**	**101**	**4**	**-**	**-**	**-**	**-**	**-**
Total 31.12.2005	**1,538**	**822**	**69**	**564**	**-**	**-**	**25**	**11**	**5**	**-**	**-**	**-**	**-**	**-**

"Over the counter" financial derivatives residual life: notional amounts

(in millions of euro)

	Up to 1 year	Between 1 and 5 years	Over 5 years	Total
A. Trading book for supervisory purposes	**465,747**	**127,177**	**83,968**	**676,892**
A.1 Financial derivatives on debt securities and interest rates	410,743	112,782	82,262	605,787
A.2 Financial derivatives on equities and stock indexes	2,398	8,511	1,263	12,172
A.3 Financial derivatives on foreign exchange rates and gold	52,606	5,884	443	58,933
A.4 Financial derivatives - other	-	-	-	-
B. Banking book	**4,862**	**30,088**	**15,336**	**50,286**
B.1 Financial derivatives on debt securities and interest rates	2,742	24,559	14,759	42,060
B.2 Financial derivatives on equities and stock indexes	2,078	4,763	244	7,085
B.3 Financial derivatives on foreign exchange rates and gold	42	766	333	1,141
B.4 Financial derivatives - other	-	-	-	-
Total 30.06.2006	**470,609**	**157,265**	**99,304**	**727,178**
Total 31.12.2005	**477,716**	**249,209**	**94,460**	**821,385**

Credit derivatives

Credit derivatives: notional amounts at period-end and average

(in millions of euro)

	Trading book for supervisory purposes		Other operations	
	single counterparty	**more counterparties (*basket*)**	**single counterparty**	**more counterparties (*basket*)**
1. Protection purchases				
1.1 Physical settlement	22,813	12,566	-	-
Credit default swap	*22,498*	*12,566*	-	-
Credit default option	*315*	-	-	-
Credit linked notes	-	-	-	-
1.2 Cash settlement	597	3,702	96	826
Credit default swap	*394*	*3,702*	*95*	*826*
Total rate of return swap	*203*	-	*1*	-
Total 30.06.2006	**23,410**	**16,268**	**96**	**826**
Total 31.12.2005	**23,026**	**14,792**	**315**	**1,766**
Average values	**23,218**	**15,530**	**205**	**1,296**
2. Protection sales				
2.1 Physical settlement	23,720	16,149	-	-
Credit default swap	*23,690*	*15,955*	-	-
Credit linked notes	*30*	*194*	-	-
2.2 Cash settlement	791	6,794	-	194
Credit default swap	*486*	*6,725*	-	*194*
Credit linked notes	*25*	*69*	-	-
Total rate of return swap	*280*	-	-	-
Total 30.06.2006	**24,511**	**22,943**	-	**194**
Total 31.12.2005	**25,811**	**20,453**	-	**209**
Average values	**25,161**	**21,698**	-	**201**

Credit derivatives: positive fair value - counterparty risk

(in millions of euro)

	Notional amount	Positive fair value	Future exposure
A. Trading book for supervisory purposes	**49,985**	**518**	**329**
A.1 Protection purchases with	8,372	186	329
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	*3,664*	*104*	*171*
4. Financial institutions	*3,672*	*81*	*153*
5. Insurance companies	*1,036*	*1*	*5*
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
A.2 Protection sales with	41,613	332	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	*29,924*	*221*	-
4. Financial institutions	*11,604*	*110*	-
5. Insurance companies	*85*	*1*	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
B. Banking book	**227**	-	-
B.1 Protection purchases with	227	-	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	*195*	-	-
4. Financial institutions	*32*	-	-
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
B.2 Protection sales with	-	-	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	-	-	-
4. Financial institutions	-	-	-
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
Total 30.06.2006	**50,212**	**518**	**329**
Total 31.12.2005	**48,785**	**770**	**461**

Credit derivatives: negative fair value - financial risk

(in millions of euro)

	Notional amount	Negative fair value
Trading book for supervisory purposes		
1. Protection purchases with		
1.1 Governments and Central Banks	-	-
1.2 Other public entities	-	-
1.3 Banks	17,774	194
1.4 Financial institutions	11,532	132
1.5 Insurance companies	2,000	-
1.6 Non-financial companies	-	-
1.7 Other counterparties	-	-
Total 30.06.2006	**31,306**	**326**
Total 31.12.2005	**26,322**	**240**

Credit derivatives residual life: notional amounts

(in millions of euro)

	Up to 1 year	Between 1 and 5 years	Over 5 years	Total
A. Trading book for supervisory purposes	**16,224**	**55,315**	**15,593**	**87,132**
A.1 Credit derivatives with "qualified reference obligation"	11,674	42,637	14,363	68,674
A.2 Credit derivatives with "unqualified reference obligation"	4,550	12,678	1,230	18,458
B. Banking book	**96**	**79**	**941**	**1,116**
B.1 Credit derivatives with "qualified reference obligation"	96	-	32	128
B.2 Credit derivatives with "unqualified reference obligation"	-	79	909	988
Total 30.06.2006	**16,320**	**55,394**	**16,534**	**88,248**
Total 31.12.2005	**15,973**	**54,216**	**16,182**	**86,371**

LIQUIDITY RISK

QUALITATIVE INFORMATION

Liquidity risk management processes and measurement methods
Liquidity risk is defined as the possibility that the entity is not capable of meeting its payment obligations due to its incapacity of raising new funds (funding liquidity risk), its incapacity of selling assets on the market (asset liquidity risk) to cover the imbalance to be financed or the fact that the entity may be forced to sustain very high costs to meet its commitments. Banca Intesa's liquidity policy is disciplined by two documents approved by the Board of Directors in November 2003 which set out the liquidity risk management policy and the contingency liquidity plan.
The Departments which are in charge of ensuring the correct application of liquidity policy are the Finance and Treasury Department, for liquidity management, and the Risk Management Department, for the certification and monitoring of indicators and limits. Banca Intesa directly manages its liquidity, coordinates liquidity management for the Group in all currencies, ensures the adoption of adequate control techniques and procedures and avails itself of the Liquidity Committee.
The monitoring of risk is based on two types of indicators: liquidity indexes subject to limits and crisis indexes subject to four alert thresholds, with emergency procedures in case of escalation and daily measurement. The first type includes maturity mismatching rules set forth by the Bank of Italy, balance sheet ratios, exposure measures on the interbank market, funding concentration ratios; the second type includes certain specific short-term indicators regarding the Bank (such as spreads on interbank investments), certain short-term systemic indicators, certain specific long-term indicators (such as spreads on Bank issues) and certain systemic long-term indicators (such as spreads on the industrial sector).

QUANTITATIVE INFORMATION

Weekly net exposure on the interbank market


2,000
0
-2,000
-4,000
-6,000
-8,000
-10,000
-12,000
-14,000
million euro
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06

The graph above shows the trend of net cumulated exposure for seven days on the interbank market. Average exposure in the last twelve months amounted to approximately 6.2 billion euro and does not present any particular trend in the period under observation. Such exposure is the combined effect of treasury activities in Milano and in the branches abroad.


Spreads in asset swaps of Banca Intesa benchmark issued
100
90
80
70
60
50
40
30
20
10
0
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
TIER 1
TIER 2
SENIOR

The graph, which shows the trends recorded by spreads in basis points of Banca Intesa issues in the last twelve months, confirms that the perception of the Bank's specific risk is close to all-time lows, relatively to Senior issues. Issues related to Tier 1 and Tier 2, more volatile, continued a downward trend until the first quarter of 2006; subsequently, there was an inversion mostly related to the generalised increase in interest rates and the decline of stock markets.

Financial assets and liabilities: breakdown by maturity

(in millions of euro)

	On demand	Between 1 and 7 days	Between 7 and 15 days	Between 15 days and 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 months and 1 year	Between 1 and 5 years	Over 5 years
Cash assets	**29,256**	**7,748**	**2,589**	**4,798**	**11,536**	**18,418**	**12,420**	**40,584**	**49,723**
A.1 Government bonds	-	-	-	-	77	878	103	2,574	366
A.2 Listed debt securities	2	33	252	251	1,337	482	374	1,946	4,612
A.3 Other debt securities	12	-	81	398	866	880	4,249	3,637	5,089
A.4 Quotas of UCITS	-	-	-	-	-	-	-	-	596
A.5 Loans	29,242	7,715	2,256	4,149	9,256	16,178	7,694	32,427	39,060
- Banks	*6,363*	*5,428*	*1,672*	*2,320*	*4,777*	*4,056*	*3,941*	*7,283*	*5,593*
- Customers	*22,879*	*2,287*	*584*	*1,829*	*4,479*	*12,122*	*3,753*	*25,144*	*33,467*
Cash liabilities	**72,878**	**21,877**	**4,330**	**6,227**	**9,118**	**4,944**	**6,606**	**32,723**	**20,396**
B.1 Deposits	67,914	21,668	2,408	5,601	6,205	2,097	1,017	3,255	4,468
- Banks	*4,211*	*13,247*	*1,576*	*3,182*	*3,587*	*1,948*	*677*	*3,095*	*2,906*
- Customers	*63,703*	*8,421*	*832*	*2,419*	*2,618*	*149*	*340*	*160*	*1,562*
B.2 Debt securities	320	209	1,922	626	2,913	2,847	5,587	28,787	15,888
B.3 Other liabilities	4,644	-	-	-	-	-	2	681	40
Off-balance sheet transactions	**3,345**	**64,298**	**1,255**	**1,732**	**1,701**	**13,541**	**9,370**	**23,262**	**18,563**
C.1 Financial derivatives with exchange of capital	56	214	538	290	869	1,139	2,362	12,686	1,631
- Long positions	-	*117*	*273*	*155*	*465*	*558*	*1,182*	*6,317*	*774*
- Short positions	*56*	*97*	*265*	*135*	*404*	*581*	*1,180*	*6,369*	*857*
C.2 Deposits and loans to be settled	2,649	1,689	65	152	662	-	80	-	-
- Long positions	*2,649*	-	-	-	-	-	-	-	-
- Short positions	-	*1,689*	*65*	*152*	*662*	-	*80*	-	-
C.3 Irrevocable commitments to lend funds	640	62,395	652	1,290	170	12,402	6,928	10,576	16,932
- Long positions	*150*	*31,291*	*387*	*660*	*85*	*6,201*	*3,464*	*5,288*	*8,466*
- Short positions	*490*	*31,104*	*265*	*630*	*85*	*6,201*	*3,464*	*5,288*	*8,466*

Financial liabilities: breakdown by sector

(in millions of euro)

	Governments and Central Banks	Other public entities	Financial institutions	Insurance companies	Non-financial companies	Other counterparties
1. Due to customers	187	1,671	15,439	1,014	23,073	38,821
2. Securities issued	-	-	1,393	-	89	58,078
3. Financial liabilities held for trading	110	613	1,177	128	154	1,577
4. Fair value financial liabilities	-	-	-	-	-	-
Total 30.06.2006	**297**	**2,284**	**18,009**	**1,142**	**23,316**	**98,476**
Total 31.12.2005	**244**	**2,639**	**21,612**	**1,363**	**22,123**	**93,295**

Financial liabilities: breakdown by geographic area

(in millions of euro)

	Italy	Other European Countries	America	Asia	Rest of the World
1. Due to customers	69,586	4,993	5,252	284	90
2. Due to banks	10,383	15,904	2,542	4,430	1,170
3. Securities issued	52,891	4,654	1,599	456	-
4. Financial liabilities held for trading	4,614	4,361	1,459	125	-
5. Fair value financial liabilities	-	-	-	-	-
Total 30.06.2006	**137,474**	**29,912**	**10,852**	**5,295**	**1,260**
Total 31.12.2005	**137,736**	**27,055**	**13,303**	**6,501**	**585**

OPERATIONAL RISK

Operational risks are identified, monitored and measured within the Operational Risk Management process. The pursuit of such objectives enables to:

- guarantee operational continuity and the functioning of the production chain in orderly, effective and efficient conditions;
- maximise value creation for shareholders and other stakeholders through growth, a strict cost discipline, attentive risk management and capital allocation, maintaining a medium- and long term viewpoint on innovative issues;
- safeguard tangible and intangible assets (brand, customer relationships, products, services and procedures), values, professional and intellectual know-how and ethical behaviour.

Definition

Operational risk is defined as the risk of suffering losses due to inadequate or failed internal processes, people and systems or as a result of external events. Operational risk excludes strategic and reputational risks whereas it includes legal risk, that is, the risk deriving from breach or non-compliance with laws, regulations or from a lack of transparency relating to the legal rights and duties of counterparties in a transaction. Legal risk includes, but is not limited to, exposure to fines, penalties, or punitive damages resulting from supervisory actions, as well as private settlements.

Organisational structure

Banca Intesa has a centralised function for the Group's Operational Risk Management within Risk Management Department which reports to the Chief Risk Officer. The Operational Risk Management unit is responsible for the definition, implementation, monitoring and improvement of the methodological and organisational framework, as well as the systematic measurement and reporting of the risk profile to top management and the control of mitigation effectiveness.

The guiding principles of the framework assign the responsibility of identification, assessment, (both actual and prospective), management and mitigation of Operational Risk to the Operating Units; specific professionals have been identified within each Operating Unit (Business Line Operational Risk Manager) responsible for managing all the inputs to the framework.

To support the Change Management programme under way and to spread the operational risk management culture various training sessions were carried out for the professionals actively involved in the operational risk management process.

Figures and Internal Model

Banca Intesa's Internal Model is designed to combine both quantitative and qualitative information sources homogeneously.

The qualitative component (Self Risk Assessment) is focused on the assessment of the risk exposure of each unit – both in terms of potential future losses and quality of controls, as well as any forms of mitigation – and is based on the assessment of relevant scenarios; the scenarios are identified on the basis of a proprietary model for risk classification and vary according to activities carried out by the single Operating unit.

The results of the assessment are processed using a model which translates subjective projections of exposure to operational risk into economic capital at risk. The scenarios are subject to an analysis of consistency by the Operational Risk Management Unit and to an independent review by the Internal Auditing Department.

In particular, all the main Operating Units were involved in the Self Risk Assessment process (assessment of risk exposure, main vulnerability areas, quality of existing controls and defining or planning mitigation initiatives or corrective actions).

The quantitative component is based on the statistical analysis of historical loss data, reported internally (via the regular and timely update of a database) or externally (via the participation to consortium initiatives such as "Database Italiano Perdite Operative" – Italian Operating Loss Database – managed by the Italian Banking Association, Global Operational Loss Data - managed by the British Bankers' Association and Operational Riskdata Exchange Association).

A new application G.R.P.F. (Gestione e Rilevazione Perdite in Filiale – Incident reporting for branches), is currently being implemented and distributed in the retail branches in order to improve the quality and reliability of the data collected; with the objective of permitting the decentralisation of loss collection by risk-owners and improving correctness, completeness and consistency of reporting information.
An LDA (Loss Distribution Approach) model is used to estimate exposure to operational risk for both the quantitative approach and the qualitative approach; the use of external data is achieved via EVT (Extreme Value Theory) techniques. Estimates are based on a one-year holding period and a 99.9% confidence interval.
To capture any residual potential risks, the results obtained via the quantitative analysis are then weighted using a control quality index prepared for each Operating unit by the Internal Auditing Department.
The two approaches are then integrated on the basis of a weighting system which reflects the risks analysed and the relative peculiarity of available data and information.

Transfer of risk
For the purpose of optimising its insurance strategy, Banca Intesa has a traditional policy of operational risk transfer with the objective of mitigating the impact of any unexpected losses.
The development of a new programme (ASSIweb) commenced in 2005. It will facilitate the administration of insurance policies, improve the definition of insurance contracts, monitor the effectiveness of the risk transfers, allocate sustained costs consistently with hedged risks, improve processes of procurement and claims management, linking insurance recoveries to operational risk events.

Reporting
Monitoring of operational risks is performed by an integrated reporting system, which provides information necessary for the risk management and/or mitigation.
Reporting is produced by the Operational Risk Manager of each Operating Unit for the purpose of an overall and integrated management of operational risks: via trend analysis of reported events in the Operating Unit it is in fact possible to constantly monitor risk exposure and effectiveness of controls or corrective actions.
Quantitative figures, reported monthly by the Operating Units, are then analysed by the Operational Risk Management function, which regularly prepares reports for management and the Risk Committee: such reports highlight the main operational events recorded in the reference period, as well as provide an analysis of the trend of risk exposure and a comparison with forecasted losses from the Self Risk Assessment of the previous year.
In particular, a new quarterly report was developed in order to integrate operational risk management with daily operations and supply additional information to support the decision-making processes.

Legal risks
As regards the various types of risk, and in particular legal risks, in the first months of 2006 the conciliation procedures with customers related to the Finmek and Finmatica bonds were concluded positively. Conciliations related to Parmalat, Cirio and Giacomelli bonds, as amply illustrated in the Report on operations of the Annual report 2005, had already been closed last year.
As concerns other important controversies, in the first months of the year no significant events occurred.
As concerns business continuity, in the first half Banca Intesa introduced a Crisis management organisational model which attributes the power to declare the state of emergency and specifies the command chain in charge of managing the company in exceptional circumstances that may partly or gravely jeopardise the Bank's regular operations. Events provided for are internal and external disasters and, in particular, cases of information technology failure, inaccessibility of the premises which normally host operations and unavailability of essential personnel. At the top of Crisis Management Model there is a specific Committee, made up of representatives of the company's top management, which is in charge of defining the strategies and coordinating the consequent initiatives to face the severe emergencies for all risk scenarios. Furthermore, the Committee has a consultative function as concerns i) the results of the periodic checks on operating continuity solutions, ii) communications to Supervisory

Authorities, and iii) security and business continuity strategies. The Model identifies a network of reference people in case of crisis, made up of representatives of all company functions which, under the coordination of an Overall head, may be called to make up the crisis unit in charge of managing emergency situations.

Lastly, it must be noted that in July Banca Intesa reached an agreement with the national representative of consumer associations, for the stipulation of a new, permanent conciliation procedure. This protocol will enable customers of the Bank to solve any litigations which should arise with the Bank extra-judicially, avoiding the delays and costs of a legal litigation. This dedicated conciliation table could interest, in theory, all Bank customers, who, in case of complaints which are not dealt with, may directly access the conciliation table for free. The agreement covers holders of all products launched from 2003 to date and the subscribers of services for households which Banca Intesa will launch in the future. Time to solve conflicts will be at most 60 days. The requests will be assessed individually by specific Conciliation Commissions made up of a representative of Consumer associations and a representative of the Bank. The six-month test phase will start in October for the Lombardia, Lazio and Puglia Regions. Subsequently the agreement will be extended to the whole national territory and to the other Gruppo Intesa banks.

Part F – Information on capital

SECTION 1 – PARENT COMPANY'S SHAREHOLDERS' EQUITY

Qualitative information

Capital management concerns the set of policies and decisions required to define the dimension of shareholders' equity, as well as the optimal combination of the various alternative capitalisation instruments, in order to ensure that shareholders' equity and capital ratios of Banca Intesa are consistent with their risk profile and comply with supervisory requirements.
Banca Intesa is subject to capital adequacy requirements set out by the Basel Committee according to the provisions issued by the Bank of Italy. On the basis of such provisions, the ratio between regulatory shareholders' equity and risk-weighted assets must be at least equal to 7%; compliance with requirements is verified half-yearly by the Bank of Italy.
The verification of compliance with supervisory requirements and consequent capital adequacy is dynamic over time and depends upon the objectives set out in the Business Plan.
The first verification occurs in the process of assignment of budget objectives: based on the growth trends expected for loans, other assets and statement of income aggregates, credit, market and operational risks are quantified and their compatibility with compulsory capital ratios is verified.
Compliance with capital adequacy is obtained via various levers, such as pay-out policy, definition of strategic finance operations (capital increases, issue of convertible bonds, subordinated bonds, etc.) and the management of loan policy on the basis of counterparty risk.
In the year, compliance with capital ratios is monitored on a quarterly basis and if necessary appropriate actions are taken to direct and control balance sheet aggregates.
A further step in preventive analysis and control of the capital adequacy occurs whenever extraordinary operations (such as acquisitions, disposals, etc.) are resolved upon. In this case, on the basis of the information on the operation to be conducted, its impact on capital ratios is estimated and any necessary actions to ensure compliance with the requirement set forth by Supervisory Authorities are planned.

Quantitative information

The following table, as set forth by art. 2427 of the Italian Civil Code, par. 7-bis, details shareholders' equity captions indicating their origin, means of use and possibility of distribution, as well as their use in previous years.

(in millions of euro)

	Amount		Possibility of use (*)	Portion available	Uses in the past three years	
					for loss coverage	for other reasons
Share capital		**3,613**				
Share premium reserve		**5,559**	**A, B, C**	**5,559**	-	-
Reserves		**2,301**				
Legal reserve	773		A[(1)], B	773	-	-
Statutory reserve	966		A, B, C	966	-	-1,643
Concentration reserve (as per Art. 7, par. 3 of Law 218 of 30/7/1990)	232		A, B[(2)], C[(3)]	232	-	-
Concentration reserve (as per Art. 7 of Law 218 of 30/7/1990)	302		A, B[(2)], C[(3)]	302	-	-
Other reserves	28		A, B, C	28	-	-20
Valuation reserves		**1,455**				
Valuation reserve (Law 576 of 2/12/1975)	3		A, B[(2)], C[(3)]	3	-	-
Valuation reserve (Law 72 of 19/3/1983)	143		A, B[(2)], C[(3)]	143	-	-
Valuation reserve (Law 408 of 29/12/1990)	7		A, B[(2)], C[(3)]	7	-	-
Valuation reserve (Law 413 of 30/12/1991)	379		A, B[(2)], C[(3)]	379	-	-
Valuation reserve (Law 342 of 22/11/2000)	455		A, B[(2)], C[(3)]	455	-	-
Valuation reserve of financial assets available for sale	387		-	-	-	-
Valuation reserve of cash flow hedges	81		-	-	-	-
Net income		**1,641**	-	-	-	
Total		**14,569**		**8,847**	-	**-1,663**

(*) A = capital increase; B = loss coverage; C = distribution to shareholders.

(1) May be used to increase capital (A) for the portion exceeding one fifth of the share capital.

(2) In case of use of the reserve to cover losses, net income may not be distributed unless the reserve is integrated or correspondingly reduced. The reduction must be resolved upon by the Extraordinary Shareholders' Meeting without compliance to provisions set out in par. 2 and 3 of art. 2445 of the Italian Civil Code.

(3) The reserve, if it is not recorded under shareholders' equity, may be reduced only in compliance with provisions of par. 2 and 3 of art. 2445 of the Italian Civil Code. If it is distributed to shareholders it concurs to form the Company's taxable income.

(4) The reserve is unavailable pursuant to art. 6 of Legislative Decree 38/2005.

In addition to the uses occurred in the last three years set out in the table the Reserve for own shares (1,339 million euro) was used in 2003 and 2004 following the free assignment of ordinary shares to shareholders.

Following the elimination of accelerated depreciation recorded for purely fiscal purposes occurred in 2004, pursuant to art. 109, par. 4, letter b) of the new Combined Tax Regulations, at the end of 2005 reserves, excluding legal reserve, must be considered subject to a suspended tax regime for 18 million euro.

SECTION 2 – SHAREHOLDERS' EQUITY FOR SUPERVISORY PURPOSES AND CAPITAL RATIOS

Qualitative information

Shareholders' equity for supervisory purposes and related capital ratios have been calculated using the new instructions issued by the Bank of Italy which consider IAS/IFRS principles (Circular 155/91 relative to "Instructions on the preparation of regulatory reporting on shareholders' equity for supervisory purposes and capital ratios").

Shareholders' equity for supervisory purposes, as in previous regulations, is calculated as the sum of positive components, included with certain limits, and negative components, on the basis of their capital quality; positive components, in order to be eligible for the calculation of capital absorptions, must be fully available for the bank.

Shareholders' equity for supervisory purposes is made up of Tier 1 capital and Tier 2 capital net of some deductions; in particular:

- Tier 1 capital includes paid-in share capital, share premium reserve, reserves from retained earnings and capital net of own shares or quotas, of intangible assets, as well as of any losses recorded in previous years and in the current year;
- Tier 2 capital includes valuation reserves, hybrid capital instruments, subordinated liabilities, net of adjustments to loans subject to Country risk and of other negative elements.

Deductions from Tier 1 and Tier 2 capital refer to equity investments and other captions (innovative equity instruments, hybrid capital instruments and subordinated assets) issued by such entities, as well as the so-called "prudential filters" supplied by the Basel Committee in the discipline of criteria which national supervisory authorities should comply with in the harmonisation of prudential regulations with new financial statement criteria.

Prudential filters, which have the purpose of safeguarding the quality of shareholders' equity for supervisory purposes and reducing the potential volatility induced by the application of the new principles, lead to certain corrections in accounting figures, before their use for supervisory purposes. In particular, the new provisions, as concerns to the most significant aspects for Banca Intesa, set out that:

- financial assets held for trading, both unrealised profits and losses are fully recorded;
- financial assets available for sale, unrealised profits and losses are offset: the balance, if negative, reduces Tier 1 capital, if positive it contributes for 50% to Tier 2 capital. Furthermore, any unrealised profits and losses on loans classified among assets available for sale are excluded;
- hedges, unrealised profits and losses on cash flow hedges, recorded in a specific reserve, are sterilised whereas there is no prudential filter on fair value hedges;
- investments in insurance companies are deducted from Tier 1 and Tier 2 capital;
- the stake in the capital of the Bank of Italy is deducted from shareholders' equity for supervisory purposes on a straight-line basis over a period of five years.

On the basis of Supervisory instructions, the Bank's shareholders' equity for supervisory purposes should be at least 7% of total risk-weighted assets (total capital ratio) in relation to credit risk profile, valued on the basis of category of borrowing counterparties, maturity, Country risk and guarantees received.

Furthermore, banks must comply with capital requirements to face market risks calculated on the whole trading portfolio separately for the various types of risk: position risk on debt securities and equities, settlement risk, counterparty risk and concentration risk. Moreover, with reference to the entire financial statements, foreign exchange risk and position risk on commodities must be calculated. The use of internal models to determine the capital requirement for market risks is permitted; in particular, Banca Intesa applies the internal model to calculate generic position risk (price risk oscillation) and specific risk (issuer risk) for equities, generic position risk for debt securities and the specific risk of certain type of credit derivatives in the trading portfolio, while for other risks standard methodologies are used.

For the assessment of financial soundness, more rigorous ratios are also used: the Tier 1 capital ratio, represented by the ratio between Tier 1 capital and risk-weighted assets, and the Core Tier 1 capital ratio, represented by the ratio between Tier 1 capital (net of preference shares) and risk-weighted assets.

Quantitative information

The main contractual characteristics of innovative instruments which, together with share capital and reserves, are included in the calculation of Tier 1 and Tier 2 capital are summarised in the following tables.

1. Tier 1 capital

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
Subordinated bonds	8.01% fixed rate; as of 15/07/08 3-month Libor + 3.25%	YES	15th Jul 1998	N.A.	As of 15th Jul 2008	USD	200,000,000.00	**157**
Subordinated bonds	3-month Libor + 1.6%; as of 15/7/08 3-month Libor + 2.93%	YES	15th Jul 1998	N.A.	As of 15th Jul 2008	EUR	550,000,000.00	**549**
Subordinated bonds	8.25% fixed rate; as of 15/07/08 3-month Libor + 3.20%	YES	15th Jul 1998	N.A.	As of 15th Jul 2008	GBP	120,000,000.00	**173**
Subordinated deposit	6.988% fixed rate; as of 12/07/2011 3-month Euribor + 2.60%	YES	12th Jul 2001	N.A.	As of 12th Jul 2011	EUR	500,000,000.00	**500**
Total innovative equity instruments (Tier I)								**1,379**

2. Tier 2 capital

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
Subordinated deposit	3-month Libor + 0.87%	NO	2nd Jan 1998	2nd Jan 2008	NO	USD	500,000,000.00	393
Subordinated deposit	3-month Libor + 0.87%	NO	2nd Jan 1998	2nd Jan 2008	NO	ITL	200,000,000,000	103
Subordinated deposit	3-month Libor + 0.645%	NO	10th Apr 1998	10th Apr 2008	NO	ITL	250,000,000,000	129
Subordinated deposit	3-month Libor + 0.645%	NO	10th Jun 1998	10th Jun 2008	NO	ITL	800,000,000,000	413
Subordinated bonds	3-month Euribor + 0.65%	NO	30th Jun 1998	30th Jun 2008	NO	EUR	200,000,000.00	200
Subordinated bonds	5% fixed rate	NO	29th Dec 1998	30th Dec 2008	NO	ITL	495,000,000,000	252
Subordinated bonds	6-month Euribor + 0.70%	NO	29th Dec 1998	30th Dec 2008	NO	ITL	5,000,000,000	3
Total hybrid instruments (Upper Tier II)								**1,493**
Subordinated certificates of deposit	8.25% fixed rate	NO	15th Jul 1992	15th Jul 2007	NO	USD	200,000,000.00	63
Subordinated bonds	3-month Libor + 0.20%	NO	1st Dec 1997	1st Dec 2007	As of 1st Dec 2002	ITL	800,000,000,000	165
Subordinated bonds	3-month Libor	NO	1st Feb 1998	1st Feb 2008	As of 1st Feb 2003	ITL	700,000,000,000	144
Subordinated bonds	3-month Libor	NO	1st Jun 1998	1st Jun 2008	As of 1st Jun 2003	ITL	362,430,000,000	75
Subordinated bonds	5.15% fixed rate	NO	9th Jun 1998	10th Jun 2008	NO	ITL	100,000,000,000	21
Subordinated bonds	1st coupon: 8%, 2nd and 3rd: 6.375%, for the following coupons: 13.8% minus 2 times 12-month Libor (max 5.3%-min 4.5%)	NO	16th Jun 1998	17th Jun 2013	NO	ITL	500,000,000,000	185
Subordinated bonds	Premium at maturity equal to the average variation of a number of indices and currency with a minimum 16%	NO	30th Jun 1998	31st Jul 2006	NO	ITL	300,000,000,000	33
Subordinated bonds	1st coupon: 8%, 2nd and 3rd: 6.375%, for the following coupons: 13.8% minus 2 times 12-month Libor (max 5.3%-min 4.5%)	NO	30th Jun 1998	1st Jul 2013	NO	ITL	200,000,000,000	76
Subordinated bonds	4.4% fixed rate	NO	16th Nov 1998	17th Nov 2008	NO	ITL	300,000,000,000	93
Subordinated bonds	4.4% fixed rate	NO	9th Dec 1998	10th Dec 2008	NO	ITL	200,000,000,000	62
Subordinated bonds	1st coupon: 8%, 2nd: 5%, 3rd: 4%, for the following coupons: 70% of 10-year euro swap rate	NO	9th Mar 1999	9th Mar 2014	NO	ITL	480,000,000,000	215
Subordinated bonds	1st coupon: 8%, 2nd: 5.5%, 3rd: 4%, for the following coupons: 65% of 10-year euro swap rate with a minimum of 4%	NO	15th Jul 1999	15th Jul 2014	NO	EUR	250,000,000.00	219
Subordinated bonds	5.3% fixed rate	NO	22nd Oct 1999	1st Jan 2010	NO	EUR	150,000,000.00	120
Subordinated bonds	4.70% fixed rate	NO	15th Nov 1999	15th Nov 2006	NO	EUR	104,000,000.00	21
Subordinated bonds	5.1% fixed rate	NO	17th Nov 1999	17th Nov 2009	NO	EUR	350,000,000.00	277
Subordinated bonds	4.9% fixed rate	NO	23rd Nov 1999	1st Jan 2007	NO	EUR	95,000,00.00	19

File No. 82-35020

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
Subordinated bonds	5.2% fixed rate	NO	7th Dec 1999	1st Jan 2010	NO	EUR	90,000,000.00	72
Subordinated time deposit	12-month Euribor + 0.01%	NO	29th Dec 1999	29th Dec 2006	NO	EUR	155,000,000.00	31
Subordinated time deposit	12-month Euribor + 0.01%	NO	29th Dec 1999	29th Dec 2006	NO	EUR	65,000,000.00	13
Subordinated time deposit	12-month Euribor + 0.01%	NO	29th Dec 1999	29th Dec 2006	NO	EUR	39,000,000.00	8
Subordinated time deposit	12-month Euribor + 0.01%	NO	29th Dec 1999	29th Dec 2006	NO	EUR	25,000,000.00	5
Subordinated bonds	5.3% fixed rate	NO	21st Jan 2000	1st Jan 2010	NO	EUR	100,000,000.00	80
Subordinated bonds	5.0% fixed rate	NO	25th Jan 2000	1st Jan 2007	NO	EUR	90,000,000.00	18
Subordinated bonds	4.70% fixed rate	NO	11th Feb 2000	11th Feb 2007	NO	EUR	104,000,000.00	21
Subordinated bonds	5.5% fixed rate	NO	16th Feb 2000	1st Jan 2010	NO	EUR	41,000,000.00	33
Subordinated bonds	5.2% fixed rate	NO	18th Feb 2000	1st Jan 2007	NO	EUR	59,000,000.00	12
Subordinated bonds	6.11% fixed rate; as of 23/2/05 97% of 30-year euro swap mid rate	NO	23rd Feb 2000	23rd Feb 2015	NO	EUR	65,000,000.00	65
Subordinated time deposit	12-month Euribor + 0.01%	NO	23rd Mar 2000	23rd Mar 2007	NO	EUR	41,000,000.00	8
Subordinated time deposit	12-month Euribor + 0.01%	NO	23rd Mar 2000	23rd Mar 2007	NO	EUR	15,000,000.00	3
Subordinated time deposit	12-month Euribor + 0.01%	NO	23rd Mar 2000	23rd Mar 2007	NO	EUR	52,000,000.00	10
Subordinated time deposit	12-month Euribor + 0.01%	NO	23rd Mar 2000	23rd Mar 2007	NO	EUR	15,000,000.00	3
Subordinated bonds	92% of 30-year euro swap mid rate; never lower than the preceding	NO	12th Mar 2001	23rd Feb 2015	NO	EUR	50,000,000.00	50
Subordinated bonds	5% fixed rate	NO	9th Apr 2001	9th Apr 2007	NO	EUR	991,225,000.00	198
Subordinated bonds	5.35% fixed rate	NO	9th Apr 2001	9th Apr 2011	NO	EUR	125,478,000.00	123
Subordinated bonds	5.20% fixed rate	NO	15th Jan 2002	15th Jan 2012	NO	EUR	265,771,000.00	262
Subordinated bonds	5.50 % fixed rate	NO	12th Apr 2002	12th Apr 2012	NO	EUR	126,413,000.00	121
Subordinated bonds	5.85% fixed rate; as of 8/5/2009 3-month Euribor + 1.25%	YES	8th May 2002	8th May 2014	As of 8th May 2009	EUR	500,000,000.00	500
Subordinated bonds	3-month Euribor + 0.25%	YES	8th Feb 2006	8th Feb 2016	As of 8th Feb 2011	EUR	1,500,000,000.00	1,497
Total eligible subordinated liabilities (Lower Tier II)								**4,921**
Total								**7,793**

3. Tier 3 capital

As at 30th June 2006 shareholders' equity did not include any Tier 3 instruments.

Prudential filters

(in millions of euro)

	Amount 30.06.2006	Amount 31.12.2005
A.Tier 1 capital before the application of prudential filters	**13,386**	**12,389**
Tier 1 capital prudential filters		
- Positive IAS/IFRS prudential filters	-	-
- Negative IAS/IFRS prudential filters	*-5*	*-4*
B. Tier 1 capital after the application of prudential filters	**13,381**	**12,385**
C. Tier 2 capital before the application of prudential filters	**7,722**	**6,739**
Tier 2 capital prudential filters		
- Positive IAS/IFRS prudential filters	-	-
- Negative IAS/IFRS prudential filters	*-178*	*-171*
D. Tier 2 capital after the application of prudential filters	**7,544**	**6,568**
E. Total Tier 1 and Tier 2 capital after the application of prudential filters	**20,925**	**18,953**
Items to be deducted from total Tier 1 and Tier 2 capital	-1,483	-1,433
F. Total capital	**19,442**	**17,520**

Capital adequacy

Qualitative information

As indicated in the table on composition of shareholders' equity for supervisory purposes and capital ratios, Banca Intesa, as at 30th June 2006, had a Tier 1 ratio (Tier 1 capital/risk-weighted assets) equal to 9.11% and a Total capital ratio (shareholders' equity for supervisory purposes/risk-weighted assets) equal to 13.23%, higher than the 7% minimum requirement.

Quantitative information

(in millions of euro)

	Unweighted amounts		Weighted amounts / requirements	
	30.06.2006	31.12.2005	30.06.2006	31.12.2005
A. RISK ASSETS				
A.1 Credit risk	**189,506**	**186,293**	**133,839**	**130,230**
STANDARD METHODOLOGY				
CASH ASSETS	**161,831**	**158,905**	**111,817**	**109,382**
1. Exposure (other than equities and other subordinated assets) towards (or guaranteed by):				
1.1 Governments and Central Banks	*4,843*	*6,559*	*19*	*28*
1.2 Public entities	*501*	*4,579*	*124*	*933*
1.3 Banks	*36,334*	*31,201*	*7,608*	*6,452*
1.4 Other counterparties (other than mortgage loans on residential and non-residential real estate)	*72,596*	*71,905*	*72,596*	*71,905*
2. Mortgage loans on residential real estate	27,167	25,083	13,583	12,541
3. Mortgage loans on non-residential real estate	3,399	3,545	3,399	3,545
4. Shares, equity investments and subordinated assets	12,729	12,280	12,806	12,304
5. Other cash assets	4,262	3,753	1,682	1,674
OFF-BALANCE SHEET ASSETS	**27,675**	**27,388**	**22,022**	**20,848**
1. Guarantees and commitments towards (or guaranteed by):	27,061	27,100	21,893	20,784
1.1 Governments and Central Banks	*323*	*561*	*2*	*19*
1.2 Public entities	*331*	*1,360*	*72*	*272*
1.3 Banks	*7,219*	*7,206*	*2,673*	*2,520*
1.4 Other counterparties	*19,188*	*17,973*	*19,146*	*17,973*
2. Derivatives towards (or guaranteed by):	614	288	129	64
2.1 Governments and Central Banks	-	-	-	-
2.2 Public entities	-	-	-	-
2.3 Banks	*614*	*285*	*129*	*64*
2.4 Other counterparties	-	*3*	-	-
B. CAPITAL REQUIREMENTS				
B.1 Credit risk			**9,369**	**9,116**
B.2 Market risk			**809**	**908**
1. Standard methodology	X	X		
of which:				
- position risk on debt securities	X	X	*311*	*396*
- position risk on equities	X	X	-	-
- foreign exchange risk	X	X	*22*	*22*
- other risks	X	X	*178*	*191*
2. Internal models	X	X	298	299
of which:				
- position risk on debt securities	X	X	-	-
- position risk on equities	X	X	-	-
- foreign exchange risk	X	X	-	-
B.3 Other capital requirements	**X**	**X**	**107**	**109**
B.4 Total capital requirements (B1+B2+B3)	**X**	**X**	**10,285**	**10,133**
C. RISK-WEIGHTED ASSETS AND CAPITAL RATIOS	**X**	**X**		
C.1 Risk-weighted assets	**X**	**X**	**146,925**	**144,796**
C.2 Tier 1 capital / Risk-weighted assets (Tier 1 capital ratio)	**X**	**X**	**9.11%**	**8.56%**
C.3 Total capital / Risk-weighted assets (Total capital ratio)	**X**	**X**	**13.23%**	**12.10%**

Part G – Business combinations

SECTION 1 - TRANSACTIONS CARRIED OUT IN THE PERIOD

Banca Intesa did not carry out any business combinations in the first half of 2006. The only transactions as of 1st January 2006, were the mergers in Banca Intesa of Magazzini Generali Fiduciari Cariplo and Intesa Gestione Crediti, wholly-owned subsidiaries.
Furthermore, again with effects as of 1st January 2006, activities regarding the state and infrastructure sector was contributed from the Corporate Division to Banca Intesa Infrastrutture e Sviluppo, controlled by the Group, whose areas of operations range from financing public works to securitisations of public entity receivables to project financing.

SECTION 2 - TRANSACTIONS CARRIED OUT AFTER THE CLOSE OF THE PERIOD

2.1 Business combinations of the period

Ukrsotsbank

On 4th September Banca Intesa's Board of Directors approved an amendment to certain terms and conditions of the share purchase agreement originally signed last February between Banca Intesa and the controlling shareholder of Ukraine's Ukrsotsbank for the acquisition of the latter's control.
In consideration of a certain court case pending in the USA and involving Ukrsotsbank, Banca Intesa and the controlling shareholder of Ukrsotsbank agreed to proceed with the closing of the transaction upon such court case being resolved definitively and in a manner satisfactory to Banca Intesa.
The transaction entails the purchase of an interest of 88.55% of Ukrsotsbank's share capital, with a put option for the sellers in respect of any additional minority interests up to 100% of the share capital. The valuation of the bank has been increased by approximately 6.9%, namely to 1,400 million dollars (i.e. approximately 1,090 million euro), to take into account Ukrsotsbank's net profit in 2006 half year, which was significantly higher than forecast, and a material time delay in the original closing date, which was expected to take place last May. The closing will also be conditional upon the required regulatory approvals in Italy and Ukraine and other customary closing conditions.
Should the closing of the transaction not occur by 31st March 2007, Banca Intesa and the sellers of Ukrsotsbank may terminate the agreements and be free to pursue other options, including a renegotiation of the transaction. Banca Intesa and the sellers are confident that the conditions precedent to the closing of the transaction shall be satisfied within the agreed terms and that they shall be able to proceed to closing.

Part H - Information on compensation and transactions with related parties

1. Information regarding compensation of Directors, Statutory Auditors and Managers with strategic responsibilities

The following table shows the amounts of the compensation paid to Directors, Statutory Auditors and General Managers, as well as the compensation paid to other managers with strategic responsibilities which fall within the notion of "related party", as defined in the following chapter.

Compensation paid to Directors and Statutory Auditors are defined by apposite Shareholders' Meeting resolutions. In particular, it must be noted that Banca Intesa's Shareholders Meeting held last 20th April approved the increase in Director compensation from 30,000 euro to 65,000 euro; solely for the members of the Executive Committee, it approved an additional compensation of 35,000 euro (ex 15,000 euro) and, for the members of the Internal Control Committee, an additional compensation of 25,000 euro.

(in millions of euro)

	Directors and Statutory Auditors	Managers with strategic responsibilities
Compensation and social security charges	2	8
Bonuses and other incentives	-	7
Non-monetary benefits[1]	-	-
Indemnities for termination of the employment contract [2]	-	-
Share based payments (Stock options)	-	-

[1] Including charges borne by the Company for supplementary pension schemes, insurance policies etc.

[2] Including the portion of employee termination indemnity for the year and any further termination indemnity.

A complete illustration of the stock option plan resolved upon by the Extraordinary Shareholders' Meeting of Banca Intesa held on 17th December 2002 in favour of managers of Banca Intesa and of Group companies is provided hereafter in Part I.

2. Information regarding transactions with related parties

The individuals and juridical entities with the characteristics that make them eligible to be considered related parties – identified using the indications given by IAS 24 and applied with reference to the specific organisational and governance structure of Banca Intesa – were defined with the same criteria used and illustrated in the Annual report 2005, to which reference must be made.

The table below sets out relations with the related parties as at 30th June 2006.

(in millions of euro)

	Financial assets available for sale	Investments held to maturity	Loans to customers	Due from banks	Due to customers	Due to banks	Guarantees given
Companies exercising significant influence over the Parent Company or its subsidiaries	-	-	1,356	16	181	54	43
Subsidiaries	127	-	11,111	27,998	4,917	9,059	7,338
Companies subject to joint control	-	-	653	-	1,059	-	15
Associates	-	-	983	11	270	55	40
Managers with strategic responsibilities and control bodies	-	-	1	-	24	-	-
Other related parties	-	-	30	-	331	-	139
Total	**127**	**-**	**14,134**	**28,025**	**6,782**	**9,168**	**7,575**

As already indicated in the Annual report 2005, the relationships among Banca Intesa and Group companies are inspired to centralisation criteria as regards basic management and control activities, integrated with direction and assistance activities performed through consultancies in the fields of law, economic analysis, organisation and resource management. Instead, specific companies have the task of offering financial products and services, among which bancassurance products, fiduciary services and asset management, and near-bank services, such as leasing, factoring and long-term credit, placed through the sales networks of Group banks. Other companies also provide commercial and/or technical support.

The relationships with subsidiaries are seen within the normal operations of a multifunctional Group and mostly refer to relations for services rendered, deposits and financings which, in the case of non-banking subsidiaries, are destined to finance activities performed in various sectors. Agreements were stipulated between the Parent Company Banca Intesa and certain Group companies regarding, as mentioned, the distribution of financial products and/or services or assistance, consultancy, and more generally the provision of services complementary to and/or support banking activities.

The economic effects connected with the above-mentioned relationships are normally regulated on the basis of market conditions applied to primary customers. In the case of services given by the Parent Company as part of normal group synergies, economic relations are usually regulated at the minimum level, equal at least to the recovery of specific and general costs.

The relationships with other related parties – other than subsidiaries, associates and companies subject to joint control – are, normally, regulated at market rates or are aligned with the most favourable conditions applied to personnel.

With reference to balance sheet balances with related parties as at 30th June 2006, detailed in the table above, it must be noted that the increase in loans to "Companies exercising significant influence over the Company" mostly reflected the use of loans granted at market conditions, to a non-bank entity which jointed Intesa's voting syndicate.

Also in the first half of 2006 activities continued normally as part of the collaboration agreements with the Generali group in the placement of insurance policies and with the Crédit Agricole group in consumer credit and asset management. Due to and from associates or companies subject to joint control, indicated in the table above, are, in fact, attributable mostly to the companies Intesa Vita, Agos, CAAM SgR and Crédit Agricole Asset Management.

Furthermore, substantial commissions have been paid by some of these companies. In particular, Banca Intesa has received commissions from asset management and bancassurance companies (for approximately 240 million euro and approximately 100 million euro respectively).

Likewise, banking relationships with companies or groups managed by directors continue, also regulated at standard market conditions.

As concerns Lazard & Co., in which Banca Intesa had a 40% stake, it must be noted that last May Banca Intesa and Lazard Group LLC closed the operation which had already been illustrated in the Consolidated report as at 31st March 2006, based on which Lazard repurchased Banca Intesa's investment in Lazard & Co. S.r.L. (Lazard Italia) for a combination of senior and subordinated promissory notes, issued by Lazard Group LLC, for a total of approximately 146 million dollars and expiring in February 2008.
Instead, Banca Intesa maintained the investment in Lazard Group LLC through the 150 million
dollar subordinated convertible promissory note, which was amended to be convertible into Class A ordinary shares of the listed company Lazard Ltd. at a conversion price of 57 dollars per share. Conversion will be possible in three equal *tranches*, beginning from 1st July 2008 and until 30th June 2011. The interest rate on the note is 3.25% and maturity 30th September 2016. Terms of the agreement have no significant effects on Gruppo Intesa's statement of income.
In addition to the transactions indicated in the previous table, it must be noted that Banca Intesa's Board of Directors recently authorised the sale to a Director of a real estate property. To determine the value of the transaction various expert opinions drawn up by eminent companies in this sector have been requested. The Board of Directors applied the highest valuation as consideration for the sale.

Part I – Share-based payments

A. QUALITATIVE INFORMATION

1. Description of share-based payments

As concerns the stock option plan resolved upon by the Extraordinary Shareholders' Meeting of 17th December 2002 in favour of managers of Banca Intesa and of Group companies, the Board of Directors of 26th April 2006 verified that the performance objectives for the exercise of the options related to 2005 had been achieved as set by the stock option plan connected to the implementation of the 2003-2005 Business Plan. In particular:

- the financial indicator EVA®-Economic Value Added for the Group increased to 1,752 million euro in 2005 (1,090 million euro, net of the capital gain related to the sale of 65% of Nextra) from 681 million in 2004 restated on a consistent basis also taking into account IAS/IFRS while EVA® was negative in 2002 for over 1,100 million pre-IAS/IFRS adoption;
- the total return on the Banca Intesa ordinary share in 2005 was approximately 27% after a return of 15% in 2004 and of approximately 58% in 2003;
- market capitalisation increased by approximately 7 billion euro between the end of 2004 and the end of 2005, from 23.8 to 30.7 billion euro, after the over 10 billion euro rise recorded between the end of 2002 and the end of 2004.

The Board of Directors, in execution of the mandate received from the Extraordinary Shareholders' Meeting of 17th December 2002, therefore resolved upon a capital increase for a maximum amount of 16,751,479.68 euro of share capital and 49,291,076.18 euro of share premium reserve to service the Stock Option Plan through the issue of a maximum 32,214,384 new ordinary shares with a nominal value of 0.52 euro to be assigned to the 185 managers holding the options.

In total, in the period 2nd-31st May 32,214,375 ordinary shares were subscribed following the exercise of the aforementioned options. Following such subscriptions share capital increased to 3,613,001,195.96 euro. Consistently with the intention of investing the entire capital gain deriving from the exercise of the stock options also for the options relative to 2005 in Banca Intesa shares (as had occurred last year following the exercise of the options relative to 2003 and 2004), the Managing Director and CEO traded in the "block market" the 5,000,000 shares resulting from the exercise of the options, reinvesting the entire capital gain to purchase 2,514,043 Banca Intesa ordinary shares.

As at 31st May 2006, as highlighted in the table in the following chapter, all options assigned on the basis of the Shareholders' Meeting resolution of 17th December 2002 had been exercised or annulled.

B. QUANTITATIVE INFORMATION

1. Annual changes

The table shows information regarding the assignment of stock options, according to the form set out by Attachment 3C to Consob Issuer Regulations. The form also includes the information required by the Bank of Italy with Circular 262/2005.

	Options held at the beginning of the period			Options assigned during the period			Options exercised during the period			Options expired in the period	Options held at the end of the period		
	Number of options (1)	Average strike price	Average expiration	Number of options (2)	Average strike price	Average expiration	Number of options (3)	Average strike price	Average market price	(4)	Number of options (5)= 1+2-3-4	Average strike price	Average expiration
Managing Director and CEO	5,000,000	2.022	2006-2007				5,000,000	2.022			0	0.000	
Other Beneficiaries (*)	26,455,003	2.054	2006-2007				26,405,003	2.054		50,000	0	0.000	
Total	**31,455,003**	**2.049**	**2006-2007**				**31,405,003**	**2.049**	**4.643**	**50,000**	**0**	**0.000**	

(*) Directors of Banca Intesa and other Group companies.

2. Other information

It must be noted that the plan for the purchase and free assignment of ordinary shares approved by the Shareholders' Meeting held on 20th April 2006 was concluded at the end of the first half. Assignees have been the employees of Banca Intesa with an indefinite term contract in service as at 1st June 2006, who have been assigned free Banca Intesa ordinary shares for a total countervalue of 2,000 euro *per capita*. The aforementioned amount may be reduced in consideration of the lower service rendered due to part-time contracts or the shorter period of service. For the purpose of considering any variation in the number of beneficiaries between the date of the resolution and the assignment date, as well as oscillations in the value of the share in the same period, the Shareholders' Meeting of 20th April 2006 had authorised the purchase of Banca Intesa shares up to a maximum number of 18,000,000 and a maximum consideration of 63 million euro. The free stock granting plan involved in addition to the Parent Company, the employees of Italian subsidiaries which approved in their respective Shareholders' Meetings the purchase and assignment plans of Parent Company ordinary shares up to a total number of 2,511,240, shares for a maximum consideration of 8,776,580 euro. These purchase plans are similar to the Parent Company's.
In June, Banca Intesa and the subsidiaries involved purchased through Caboto – in compliance with provisions set forth by the Italian Civil Code, as determined in the resolutions of the Shareholders' Meetings and according to the operating methods set out in the regulations providing for the organisation and management of the markets – a total of 14,438,980 Banca Intesa ordinary shares for a total countervalue of 65,311,403 euro. The Parent Company purchased 12,634,100 shares for a countervalue of 57,081,692 euro. The shares were made available to the employees involved within 30th June 2006.

Attachments

Statement of income as at 30th June and of the second quarter

(in millions of euro)

		First half				Second quarter			
				Changes				Changes	
		2006	2005	amount	%	2006	2005	amount	%
10.	Interest and similar income	3,641	3,127	514	16.4	1,897	1,545	352	22.8
20.	Interest and similar expense	-2,160	-1,603	557	34.7	-1,146	-804	342	42.5
30.	**Interest margin**	**1,481**	**1,524**	**-43**	**-2.8**	**751**	**741**	**10**	**1.3**
40.	Fee and commission income	1,317	1,329	-12	-0.9	632	659	-27	-4.1
50.	Fee and commission expense	-131	-126	5	4.0	-69	-68	1	1.5
60.	**Net fee and commission income**	**1,186**	**1,203**	**-17**	**-1.4**	**563**	**591**	**-28**	**-4.7**
70.	Dividend and similar income	1,043	494	549		1,042	454	588	
80.	Profits (Losses) on trading	198	-105	303		-39	-146	-107	-73.3
90.	Fair value adjustments in hedge accounting	6	15	-9	-60.0	3	16	-13	-81.3
100.	Profits (Losses) on disposal or repurchase of	26	14	12	85.7	6	5	1	20.0
	a) loans	*-12*	*-*	*12*		*-11*	*-*	*11*	
	b) financial assets available for sale	*28*	*15*	*13*	*86.7*	*9*	*4*	*5*	
	c) investments held to maturity	*-*	*-*	*-*		*-*	*-*	*-*	
	d) financial liabilities	*10*	*-1*	*11*		*8*	*1*	*7*	
110.	Profits (Losses) on financial assets and liabilities designated at fair value	-	-	-		-	-	-	
120.	**Net interest and other banking income**	**3,940**	**3,145**	**795**	**25.3**	**2,326**	**1,661**	**665**	**40.0**
130.	Net losses / recoveries on impairment	-153	-115	38	33.0	-44	-19	25	
	a) loans	*-171*	*-113*	*58*	*51.3*	*-59*	*-44*	*15*	*34.1*
	b) financial assets available for sale	*-1*	*-8*	*-7*	*-87.5*	*-*	*-8*	*-8*	
	c) investments held to maturity	*-*	*-*	*-*		*-*	*-*	*-*	
	d) other financial activities	*19*	*6*	*13*		*15*	*33*	*-18*	*-54.5*
140.	**Net income from banking activities**	**3,787**	**3,030**	**757**	**25.0**	**2,282**	**1,642**	**640**	**39.0**
150.	Administrative expenses	-1,729	-1,683	46	2.7	-876	-853	23	2.7
	a) personnel expenses	*-1,042*	*-1,018*	*24*	*2.4*	*-525*	*-509*	*16*	*3.1*
	b) other administrative expenses	*-687*	*-665*	*22*	*3.3*	*-351*	*-344*	*7*	*2.0*
160.	Net provisions for risks and charges	-48	-124	-76	-61.3	-15	-81	-66	-81.5
170.	Net adjustments to / recoveries on property and equipment	-76	-67	9	13.4	-38	-35	3	8.6
180.	Net adjustments to / recoveries on intangible assets	-89	-79	10	12.7	-48	-41	7	17.1
190.	Other operating expenses (income)	200	135	65	48.1	97	67	30	44.8
200.	**Operating expenses**	**-1,742**	**-1,818**	**-76**	**-4.2**	**-880**	**-943**	**-63**	**-6.7**
210.	Profits (Losses) on equity investments	1	29	-28	-96.6	-9	11	-20	
220.	Valuation differences on property, equipment and intangible assets measured at fair value	-	-	-		-	-	-	
230.	Goodwill impairment	-	-	-		-	-	-	
240.	Profits (Losses) on disposal of investments	42	5	37		42	3	39	
250.	**Income (Loss) before tax from continuing operations**	**2,088**	**1,246**	**842**	**67.6**	**1,435**	**713**	**722**	
260.	Taxes on income from continuing operations	-447	-404	43	10.6	-205	-184	21	11.4
270.	**Income (Loss) after tax from continuing operations**	**1,641**	**842**	**799**	**94.9**	**1,230**	**529**	**701**	
230.	Income (Loss) after tax from discontinued operations	-	-	-		-	-	-	
290.	**Net income (loss)**	**1,641**	**842**	**799**	**94.9**	**1,230**	**529**	**701**	

Table of Banca Intesa's property and equipment and financial assets subject to revaluation

(in millions of euro)

	Revaluations						Total
	Royal Law Decree 1729 of 19.10.1937	Law 823 of 19.12.1973	Law 576 of 02.12.1975	Law 72 of 19.03.1983	Law 41 of 30.12.1991	Law 218 of 30.07.1990	
Real estate assets	-	26	19	74	257	264	640
Equity investments	-	-	-	-	-	437	437
a) Subsidiaries	-	-	-	-	-	89	89
b) Other	-	-	-	-	-	348	348
Total	-	26	19	74	257	701	1,077

File No. 82-35020

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the merger. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

PRICEWATERHOUSECOOPERS

SANPAOLO IMI SPA

AUDITING FIRM'S REPORT RELATING TO THE RATIO FOR THE EXCHANGE OF SHARES PURSUANT TO ARTICLE 2501 sexies OF THE ITALIAN CIVIL CODE

PROPOSED MERGER BY INCORPORATION OF SANPAOLO IMI SPA IN BANCA INTESA SPA

File No. 82-35020

PRICEWATERHOUSECOOPERS

AUDITING FIRM'S REPORT RELATING TO THE RATIO FOR THE EXCHANGE OF SHARES PURSUANT TO ARTICLE 2501 sexies OF THE ITALIAN CIVIL CODE

PROPOSED MERGER BY INCORPORATION OF SANPAOLO IMI SPA IN BANCA INTESA SPA

CONTENTS



PricewaterhouseCoopers SpA

AUDITING FIRM'S REPORT RELATING TO THE RATIO FOR THE EXCHANGE OF SHARES PURSUANT TO ARTICLE 2501 sexies OF THE ITALIAN CIVIL CODE

PROPOSED MERGER BY INCORPORATION OF SANPAOLO IMI SPA IN BANCA INTESA SPA

To the stockholders of

Sanpaolo IMI SpA
Piazza San Carlo, 156
10121 Turin

1 OBJECTIVE AND SCOPE OF THE ENGAGEMENT

We have been appointed as independent experts by the Court of Turin to prepare our report, in accordance with the third comma of article 2501 sexies of the Italian Civil Code, on the ratio for the exchange of shares (hereinafter, the 'Exchange Ratio') of Sanpaolo IMI SpA (hereinafter 'Sanpaolo IMI') with those of Banca Intesa SpA (hereinafter, 'Banca Intesa', together with Sanpaolo IMI 'the Banks'), in the context of the merger by incorporation of Sanpaolo IMI in Banca Intesa (hereinafter 'the prospective merger transaction', otherwise known as 'the prospective merger'). To this end the Board of Directors of Sanpaolo IMI has provided us with the merger project together with a Report prepared by the Board of Directors which identifies, explains and justifies the Exchange Ratio in terms of article 2501 sexies of the Italian Civil Code, and the Balance Sheet situation as of June 30, 2006 as prepared in accordance with article 2501 quater of the Italian Civil Code.

The proposed merger project will be subject to approval at an Extraordinary General Meeting of the shareholders of Sanpaolo IMI, to be held on November 30, 2006, or on December 1, 2006, if required. In the same way, the shareholders of Banca Intesa will also be required to approve the project at an Extraordinary General Meeting to be held on November 30, 2006, or on December 1, 2006, if required.

The audit firm KPMG SpA (hereinafter 'KPMG') has been appointed by the Court of Milan to prepare a similar report on the Exchange Ratio for Banca Intesa.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 - **Bologna** 40122 Via delle Lame 111 Tel. 051526611 - **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 - **Firenze** 50129 Viale Milton 65 Tel. 0554627100 - **Genova** 16121 Piazza Dante 7 Tel. 01029041 - **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 - **Padova** 35137 Largo Europa 16 Tel. 0498762677 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 - **Trento** 38100 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 - **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 - **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561



2 PURPOSE AND SCOPE OF THIS REPORT

The purpose of this report is to provide the shareholders of Sanpaolo IMI with information regarding the correct application of the valuation methods adopted by the Directors in determining the Exchange Ratio as part of the merger process, the problems they have encountered, and whether, under the circumstances, such methods are reasonable and not arbitrary, according to the relative importance placed on each of these by the Directors.

In examining the valuation methods adopted by the Directors, based on the advice of their advisor, (as indicated in section 3) ii), we have not performed a valuation of the Company. This valuation was performed exclusively by the Directors and the Advisor appointed by them for the purpose of providing a comparative economic value for the Banks, for the sole purpose of this prospective merger transaction, and thus should only be considered in relative terms.

Furthermore, the conclusions set out in this report are based on the sum of the factors and considerations therein contained. Therefore, no part of this report can be considered, or used in any way, separately from the document taken as a whole.

3 DOCUMENTATION UTILIZED

In performing our work, we obtained directly from Sanpaolo IMI and from Banca Intesa such documentation and information as was considered useful in the circumstances. We analyzed such documentation as was made available to us for this purpose and, in particular:

i) The proposed merger project and the reports of the Directors of the two Banks addressed to the respective Extraordinary General Meetings which, on the basis of the Balance Sheet situation as of June 30, 2006, propose the following Exchange Ratio:

   3.115 ordinary shares in Banca Intesa for one ordinary or preference share in Sanpaolo IMI.

   This Exchange Ratio has been determined by the Directors of the Banks on the basis of the factors provided in the valuation reports as described at point (ii) below.

ii) The Report as prepared by Citigroup Global Markets Limited, as advisor to Sanpaolo IMI (hereinafter 'the Advisor to Sanpaolo IMI', or the 'Advisor', or 'Professional Advisors'), and the valuation Report prepared by Prof. Angelo Provasoli of Partners Consulenti e Professionisti Associati (hereinafter 'Provasoli'), GBL Srl (hereinafter 'GBL', 100% controlled by Gruppo Banca Leonardo) together with the fairness opinion provided by Merrill Lynch International (hereinafter 'Merrill Lynch), as advisors to Banca Intesa (hereinafter 'the Advisors to Banca Intesa'); these reports, dated October 12, 2006, prepared at the request of the Banks, set out in detail the valuation criteria adopted, the reasons for which they were chosen, the amounts resulting from their being used, the considerations of the respective Advisors as well as the problems and limitations encountered.

iii) The following documentation was used by the 'Advisor' to prepare its valuation report and, subsequently, within the scope of our engagement, by our audit firm as well:

- The statutory and consolidated financial statements of Sanpaolo IMI and Banca Intesa as of December 31, 2005, accompanied by the Reports of the Board of Directors, the Reports of the Board of Statutory Auditors (Sindaci) and the Auditors' Reports. In particular, we have prepared the audit reports in respect of the statutory and consolidated financial statements of Sanpaolo IMI as of December 31, 2005, whilst the audit firm Reconta Ernst & Young has prepared the external audit Reports in respect of the statutory and consolidated financial statements of Banca Intesa as of December 31, 2005;

- The half year financial statements of the Banks as of June 30, 2006 provided together with the auditors' Reports as prepared by the audit firms, following the limited audit procedures undertaken (the same audit firms as aforementioned);

- The balance sheet as of June 30, 2006 of each of the Banks, prepared in accordance with article 2501 quater of the Italian Civil Code, and also subject to limited audit procedures performed by the aforementioned audit firms;

- Business Plans publicly presented by the Banks, in particular:
  - Sanpaolo IMI's Business Plan for the period 2006-2008, as presented on October 26, 2005;
  - Banca Intesa's Business Plan for the period 2005-2007, as presented on July 13, 2005;

PRICEWATERHOUSECOOPERS

- The financial Revised Forecasts prepared by the management of Sanpaolo IMI and Banca Intesa on a "stand alone" basis in the context of the proposed merger and in relation to the period 2006-2009 (hereinafter 'the Revised Forecasts'). These forecasts have been developed on the basis of the business plans noted in the point above;

- Information prepared by the Advisor on companies operating in the same sector on a national and international level; in particular, publicly available information on certain listed companies has been used and reference to recent merger and acquisition transactions, which we deemed relevant for the purposes of our engagement, has been made;

- The stock market performance of the shares of the two Banks through different periods of time;

- The Information Memorandum relating to the public offer for the acquisition (hereinafter, the 'OPA BF') by Eurizon SpA (100% owned by Sanpaolo IMI) of the remaining share capital of Banca Fideuram SpA;

- Master Agreement, approved on August 26, 2006 by the respective Board of Directors of Sanpaolo IMI and Banca Intesa, detailing the key points of the integration plan between the two Banks (hereinafter 'Master Agreement'), including a forecast provisional Exchange Ratio, for the sole purpose of the proposed merger transaction, equal to 3.115 ordinary shares in Banca Intesa for one ordinary or preference share in Sanpaolo IMI;

- The Articles of Association of the company arising as a result of the prospective merger, as prepared by the Board of Directors of Sanpaolo IMI, on October 12, 2006;

- Conclusions of the administrative accounting due diligence and the legal due diligence performed by Sanpaolo IMI on Banca Intesa, with the assistance of PricewaterhouseCoopers SpA and of Studio Benessia-Maccagno, respectively;

- The draft documentation and supporting information, including financial information in relation to the Agreement between Banca Intesa and Crédit Agricole (hereinafter 'CA'). Such information has been subsequently examined by us in the final version and illustrated as follows;

In preparing this report we have obtained and examined the following additional information:

- Integration plan Sanpaolo IMI-Banca Intesa – key points for the purposes of the Bank of Italy's authorization, presented in the document approved by the Board of Directors of Sanpaolo IMI, on October 12, 2006;

- Documentation relating to the Agreement between Banca Intesa and CA, which holds 17.84% of the voting rights of Banca Intesa, in particular;

  - Sale agreement, dated October 11, 2006 between Banca Intesa and Crédit Agricole (hereafter 'CA Agreement'), for the sale by Banca Intesa of Cassa di Risparmio di Parma e Piacenza Spa (hereinafter 'Cariparma'), of Banca Popolare Friuladria SpA (hereinafter 'Friuladria') by Banca Intesa and of 193 branches by Banca Intesa;

  - "Put and call option" agreement, dated October 11, 2006 between Banca Intesa and CA, related to 65% of the investment held in Crédit Agricole Asset Management SGR (currently known as Nextra SGR and hereinafter 'CAAM');

- Preclosing figures for 2006 and forecast results 2007-2009 of Cariparma and of Friuladria;

- Pro-forma income statements and balance sheets for the period 2005-2009 of the 193 branches to be disposed of to CA;

- Amendment to the Master Agreement, dated October 17, 2006;

- Fairness Opinion on the amounts due, negotiated by Banca Intesa for the disposal of assets in accordance with the CA Agreement, and prepared by Professor Iovenitti on October 11, 2006 on behalf of Banca Intesa, and by Professors Filippi and Pasteris on October 11, 2006, on behalf of Sanpaolo IMI;

- Other information obtained through interviews with the management of both Banks;

- Working papers prepared by the Advisor supporting the valuation analysis performed on the Banks for the purposes of determining the Exchange Ratio;

- Publicly available reports of international analysts on Sanpaolo IMI and Banca Intesa;

- Eurizon's 2006 preclosing figures and financial forecasts for the period 2007-2009;

- Acquisition Terms and Valuation made available by Banca IMI in relation to the acquisition of Bank of Alexandria (Egypt), together with the letter of acceptance from Banca Intesa, to the aforementioned transaction according to the clauses within the Master Agreement;

- Accounting and statistical data, as well as any other information considered useful for the purposes of this report.

We have also obtained a representation that, as far as the Directors of Sanpaolo IMI are aware, there have been no significant changes to the figures and information which we considered during our analysis from the date of the meetings of the Boards of Directors of the Banks on October 12, 2006 to the date of this report. The same representation has been obtained by KPMG from the Directors of Banca Intesa.

4 VALUATION METHODS ADOPTED BY THE BOARD OF DIRECTORS TO DETERMINE THE EXCHANGE RATIO

4.a General

The Boards of Directors and the Advisor, taking into account the importance and complexity of the proposed merger transaction, considered it appropriate to identify individual valuation methods which, as well as being in accordance with current best practice, enable the two banks to be valued on a consistent basis, and to consider, in the determination of the Exchange Ratio, the effects of the subsequent events later described within this Report.

The uniformity principle, central to the application of the valuation criteria chosen, has been applied with due regard to the characteristic features of Sanpaolo IMI and Banca Intesa: the values indicated by the Board of Directors of the Banks represent, in their opinion, values that are significantly comparable on relative terms and that are to be interpreted exclusively to support the determination of the Exchange Ratio for the purposes of this prospective merger transaction.

The valuation of both Sanpaolo IMI and Banca Intesa, has been carried out by the Board of Directors and Advisor in accordance with national and international standards, and according to the following guide lines:

PRICEWATERHOUSECOOPERS

- The two Banks have been autonomously considered as a result of their current set-up and future prospects, in particular considering the indications included within the respective Revised Forecasts (otherwise known as 'stand-alone' values) hence excluding the impact of potential synergies and extraordinary costs arising from the prospective merger, the approach followed has also permitted the potential impacts of events subsequent to the announcement of the prospective merger transaction to be considered;

- Sanpaolo IMI and Banca Intesa's stock market price have been considered reliable as they are characterized by a high percentage of shares publicly quoted, by high liquidity and by extensive analysts' research coverage;

- As the structure of the transaction between the two Banks represents a "Merger of Equals", no "Premium for Control" has been considered for either of the two Banks;

- Neither of the two Banks has forecast an extraordinary dividend payment nor a "pay out", nor are any additional extraordinary events forecasted (in particular, in the case of Free Capital Increases), thus respecting the clauses contained within the Master Agreement, prior to the effective date of the merger transaction;

- It has been assumed that all the necessary authorizations (including regulatory authorizations) will have been obtained without delay, limitations, restrictions or conditions such that would negatively impact or prejudice the Banks; in this respect, Sanpaolo IMI received notification on October 26, 2006, that the proposed merger transaction had been approved by the Banca d'Italia (Bank of Italy);

- It is also highlighted that the prospective merger will be realized through the exchange of both ordinary shares and of preference shares of Sanpaolo IMI with the ordinary shares of Banca Intesa; this Exchange Ratio takes into consideration that Sanpaolo IMI's Articles of Association foresee the conversion at an equal rate of the preference shares into ordinary shares in the event that these are subject to disposal. Consequently, it is specified that the preference shares of Sanpaolo IMI have been equalized to ordinary shares for the purposes of determining the Exchange Ratio;

- The methods of applying the chosen methodologies have not been analyzed individually, but instead have been considered as inseparable elements in a single valuation process; at the same time, the advantages and limitations implicit in each of the methods have been taken into consideration on the basis of the standards within the banking industry and experience of the Advisor.

Finally, it is reported that, following the signing of the Master Agreement on August 26, 2006, in the period subsequent to this date until the date on which the Directors of the Banks agreed on the Exchange ratio (October 12, 2006), there have been certain events that could have potentially had an impact upon the determination of the Exchange Ratio and which have therefore been considered by the Advisor and by the Directors of Sanpaolo IMI in the calculation of the present Exchange Ratio.

Such events have been summarized as follows:

a) Intesa – Crédit Agricole Agreement

On October 11, 2006, Banca Intesa and CA, shareholder of Banca Intesa in possession of 17.84% of voting rights, signed an agreement which details the following aspects:

- the sale by Banca Intesa to CA of 100% of its shares in Cariparma and of 76.05% of its shares in Friuladria, as well as the sale of a business segment of its business composed of 193 branches;
- the modification of certain shareholders' agreements, of the sale agreement of shares and of the related distribution channel, regarding the shares in CAAM stipulated on October 24, 2005 and December 22, 2005 between CAAM, Banca Intesa and Intesa Holding Asset Management SpA;
- the commitment of Banca Intesa and of CA to jointly evaluate the creation of a pan-European asset management company;
- in the event that Banca Intesa and CA do not reach an agreement in relation to the aforementioned point by January 31, 2007, the commitment to dissolve the existing agreement concerning CAAM through the exercise of a call option (granted by CA in favor of Banca Intesa and exercisable from the date of disposal of the branches, between February 1, 2007 and March 31, 2007, until October 12, 2007) or through a put option (granted by Banca Intesa in favor of CA and exercisable within one month of the expiration date of the call option) that will be applied to the shares in CAAM, equal to 65% of its share capital.

b) Eurizon Transaction

The Sanpaolo IMI group has decided to postpone the listing process that was launched in the previous July. This process will be completed within 2007, maintaining the current scope of activities and, where possible and appropriate, the program that has already been established, with the exception of further considerations to be given to the scope of activities arising as a result of the merger between Sanpaolo IMI and Banca Intesa. In particular, on October 25,

PRICEWATERHOUSECOOPERS

2006, the Public Offering launched by Eurizon for the acquisition of Banca Fideuram SpA shares (in which it already holds a 73% investment), in order to acquire the remaining 27%, was successfully completed, with more than 92% of the share capital now held by Eurizon, therefore exceeding the threshold necessary to launch an obligatory public offer for the remaining shares, such that the delisting of Banca Fideuram follows.

4.b Valuation methods utilized

Taking into account the aforementioned considerations, and considering, among other matters, the peculiarities of both Sanpaolo IMI and Banca Intesa and the valuation best practices at an international level within the banking sector, the valuation methods utilized by the Advisor and by the Directors of Sanpaolo IMI are as follows:

- Market Capitalization method;
- Target Price method;
- Comparable Quoted Companies method;
- Dividend Discount Model (or DDM);
- Contribution Analysis method;
- Comparable Transaction method

The possible impacts on the valuation due to subsequent events between the date of the transaction announcement (August 24, 2006) and the date of the Board of Directors' Approval (October 12, 2006) have only been reflected in the DDM and Comparable Quoted Companies valuation methods.

Market Capitalization Method

The Market Capitalization method consists of attributing a valuation to a company equal to the value attributed to it by the stock market on which its shares are listed.

This method is a "direct" valuation methodology since it refers, for the economic value assessment of a quoted company, to the prices expressed by the market in transactions in which the shares of the same company to be valued are object of market transactions.

Application of this method requires a preliminary verification of the following conditions:

(i) the significance of market prices for shares of the company being valued;

(ii) the uniformity and comparability in a sufficiently ample timeframe of the company's share prices.

Application of this method does not include, in principle, quantification of a premium for control.

Target Price method

Financial intermediaries who publish research documents on quoted companies summarize their recommendations in relation to the shares of these companies, making reference to a "target price" of the shares. This provides an indication of the fair market value of the company and therefore the value considered as representative of its market appreciation in the medium term (which is normally the difference between the target price and the current market value). Application of this method consists in comparing such target prices indicated for each of the companies that are considered by various analysts, and in the choice of selection criteria for the different values obtained.

Comparable Quoted Companies method

Such valuation methods are based on analyses of comparable quoted companies, and include the market multiples method, regression analysis method and that of sum of the parts. As already stated in relation to the market capitalization method, in principle, no consideration is given to a potential premium for control in the application of this method.

Market Multiples method

The Market Multiples method is based on the analysis of the stock market performance of a sample of companies operating in the same industry (peers) and the subsequent application of the valuation multiples deriving from this analysis to the values of the company to be valued.

Multiples are calculated as ratios between the market capitalization of a peer and the relative earnings, asset and financial values deemed to be significant.

We briefly report the phases in which the application of the Market Multiples method is articulated:

a. Identification of comparable companies

The adequate selection of a sample of comparable companies represents one of the main steps of this method. The significance of results is strictly linked to the uniformity of the sample. In selecting the comparable companies different factors are usually considered, such as company size, operating risk, geographical diversification, profitability, financial data reliability and the relative trading volume on stock markets.

b. Determination of the reference timeframe

The determination of the reference timeframe is usually done to neutralize extraordinary events, short-term fluctuations and speculative market tensions. At the same time, it has the purpose of reflecting information available to the market. This implies, in particular, the choice between an average value (within a set timeframe) or a precise value.

c. Identification of the most relevant multiples

There are several ratios that can be used for application according to the market multiples method. The choice of the most significant multiples is done on the basis of the characteristics of the industry and of the sample to be examined. According to industry best practice, the most commonly used multiples are the price/ earnings ratio (hereinafter 'P/E'), as well as the price/ book value ratio (hereinafter 'P/BV') of banking companies with similar characteristics.

d. Application of multiples to the examined companies

The multiples obtained from the analysis of the sample of peers are applied to the appropriate earnings, asset or financial items of the company to be valued.

Regression Analysis Method

The Regression Analysis is performed on a wide sample of comparable public companies and makes it possible to identify the positioning and the relative valuation of each of them, on the basis of the reference earnings (both present and future) and the positioning and the analysis of the companies to be valued compared to the selected sample.

The Regression Analysis method estimates the equity value of a company on the basis of the relationship existing between the future profitability of capital and the relative premium or discount expressed by stock prices compared to the book value of the company.
This method is utilized in the analysis between the profitability of a company (expressed as Return on Average Equity, 'ROAE') and the ratio between the market capitalization and book value of the same company. This ratio can be approximated through a data regression of the ROAE and the Market Cap/Book Value ratio for a significant sample of companies. After having calculated the parameters of this ratio, if considered to be statistically significant, they can be applied to future ROAE and to the book value of the companies to be valued to calculate the theoretical value.

The application of the Regression Analysis method involves the following key steps:

a. selection of the sample companies to be used for the regression analysis;

b. selection of the timeframe to be considered for the ROAE;

c. calculation of ROAE and of the price/ book value ratio for each of the companies included in the sample;

d. choice of the statistical regression to be applied;

e. ROAE and book value calculation of the companies to be valued;

f. application, if statistically relevant, of the statistical regression parameters to determine an indicative market value for the companies to be valued.

Sum of the parts method

The "sum of the parts" method determines the economic value of a company as the sum of the value of its different business activities. In the case of "multi-business" companies, the value is that generated by summing the values attributable to the various areas of their business.

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The valuation is performed by applying to each business segment that has been identified, the valuation methods considered as appropriate, according to the prevailing circumstances, usually analyzed within the generally accepted criteria aforementioned.

This method is commonly used in international standards and is readily applicable in the valuation of complex groups operating through multiple business segments.

Dividend Discount model

The Dividend Discount Model (hereinafter, "DDM"), in the "Excess Capital" approach assumes that the economic value of a bank is given by the sum of:

- the present value of dividend flows generated in the chosen timeframe and distributable to shareholders without drawing on the assets necessary to sustain future expected development; and
- the present value of the terminal value.

The DDM method in its "Excess Capital" approach (compared to the "pure" DDM, which discounts distributed flows on the basis of the dividend policy followed by the company) represents in industry practice the analytical valuation method normally utilized for the valuation of banking companies.

In summary, the value is expressed through the following formula:

W=DIVa + TVa

The elements of the formula represent:

W = enterprise value of the bank being valued;

DIVa = value of the cash flows distributable to shareholders in a selected timeframe, whilst keeping an adequate level of assets on the basis of current industry legislation and general prudence;

TVa = present value of the terminal value of the bank in year 'n'. The terminal value of the bank can be determined as the perpetuity of the last year's flow, or applying a multiple to earnings or equity in the last year of the explicit period.

Summarizing, the application of this method implies the following phases:

a. Detailed forecast of future cash flows and of flows distributable to shareholders within the timeframe, maintaining a satisfactory level of assets in compliance with bank laws and regulations;

b. Calculation of the company's terminal value;

c. Discount rate calculation to be applied to dividend flows and terminal value; although it is usually possible to calculate this rate according to different methods, the Capital Asset Pricing Model (CAPM) is generally used.

Contribution Analysis method

The Contribution Analysis method consists of calculating the Exchange Ratio according to the proportionate weighting of the companies that are to be merged. Consequently, this does not determine absolute values, but instead identifies the contribution of each company to the total combined entity resulting from the merger.

The Contribution Analysis method is based on the comparison of the merging banks' significant indicators which are aggregated and essentially refer to strategically relevant profiles, both in terms of size and in terms of future cash flow production.

Comparable Transactions Method

This method values the equity value of the companies, and the Exchange Ratio, taking into account multiples that refer to transactions deemed to be comparable to the prospective merger.

4.c The valuation methods adopted by the Board of Directors of Sanpaolo IMI and its Advisor

The Board of Directors of Sanpaolo IMI, has considered and adopted as their own, the Advisor's valuations, both under a methodological point of view and based on the results obtained. In relation to this, details of the application of the different methodologies utilized by the Advisor are reported below, as well as the results obtained in relative terms and the Exchange Ratio.

In applying the aforementioned methods, the Advisor has considered the characteristics and the limitations implicit in each of these, based on professional valuation practices that are normally followed in the banking sector. In particular, it is highlighted that any eventual impacts resulting from events subsequent to the announcement date of this transaction (August 24, 2006) are only reflected in the DDM and in the Comparable Quoted Companies method.

Market Capitalization method

The Advisor has considered that the ordinary shares of both Sanpaolo IMI and Banca Intesa have significant characteristics that make this method applicable. In particular the characteristics identified are as follows:

- Efficient markets: both stocks are quoted on the Italian Stock Exchange, which is characterized by a high level of capitalization and trading volumes;
- Significant float: a substantial proportion of both banks' ordinary shares are publicly traded on the exchange;
- High level of liquidity: both Banks' shares are amongst the most highly traded within the MIB30, with a daily amount of shares traded greater than 100 million;
- Extensive analysts coverage; the shares of both Banks are amongst the most widely followed shares by financial intermediaries, with more than 30 different analysts who regularly publish reports on these companies;

For the purpose of these analyses, the share prices only up to August 23, 2006 have been considered. The prices following this date, which incorporate the effects of the merger announcement, have not been considered as significant in determining the Exchange Ratio, as they are no longer representative of the stand-alone values of these entities, as well as the fact that they are potentially impacted by speculation on the stocks.

In proceeding to analyze the market capitalizations, the Advisor, has made recourse to both the simple arithmetic average of the Sanpaolo IMI and Banca Intesa shares' closing price, as well as to observing daily minimum and maximum rates over a predefined period of time. In determining the range of Exchange Ratios, the Advisor favored the most recent share prices as these most accurately reflect the most recent publicly available information regarding both Banks.

In particular, the range of Exchange Ratios selected according to the Market Capitalization method, based on prices obtained during the month prior to August 24, 2006, has been chosen by the Advisor in light of the following considerations:

- The performance of the shares of both Banks has become significantly aligned through time: the Exchange Ratio has consequently remained highly stable through time;
- Recent share price quotations for both stocks have been taken into consideration, in as much as they reflect the most up-to-date economic, financial statement situations as well as reflecting the most up-to-date information on the strategic actions of the Banks;
- The minimum and maximum range of Exchange Ratios recorded in the month prior to the announcement includes almost all average values at 3, 6, 12, 24 and 36 months.

The Exchange Ratios reported in the summary table "Summary of the valuation results" determined according to the abovementioned valuation methodologies, are those that correspond to the minimum and maximum daily Exchange Ratios calculated on market values in the month prior to the announcement date (August 24, 2006), excluding "Ferragosto" (August 15, 2006).

Target Price method

The Exchange Ratios calculated on the basis of target prices both prior to and following the announcement of the prospective merger, as indicated by analysts who have published research on both Banks, have been taken into consideration by the Advisor in applying this method. The reports of a number of financial analysts have been selected in relation to applying this method, excluding research reports that already include the potential effects of the prospective merger of both Banks.

In order to determine the range of the Exchange Ratios according to this method, recourse has been made to the research published by the following intermediary companies whose research includes publications on Sanpaolo IMI and Banca Intesa, chosen from within a much wider sample size:

- Actinvest, Axa, Centrosim, Citigroup, Dresdner Kleinwort, Euromobiliare, Fox-Pitt Kelton, Goldman Sachs, HSBC, Ixis, JP Morgan, Keefe Brunette & Woods, Lehman Brothers, Banca Leonardo, Oddo, UBM, WestLB.

The Advisor has identified a range of Exchange Ratios from the sample selected, excluding the three extreme minimum and maximum values. We refer you to the summary table "Summary of the valuation results" for details of the range of values determined.

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Comparable Quoted Companies method

In the context of applying the Comparable Quoted Companies method, the Advisor, through the use of three different methods, has identified within the extreme values resulting from the results of this method, the selected range of Exchange Ratios, which corresponds to the range determined using the Market Multiples method. A description of the following three methods used to determine the range of Exchange Ratios is reported below; the Market Multiples method, the Regression Analysis method, and the Sum of the Parts method.

a) Market Multiples method

The sample of companies was selected by the Advisor, resulting in the identification of two different samples of banks deemed to be comparable to both Sanpaolo IMI and Banca Intesa; firstly a group of Italian companies with either national or multi-regional presence, and secondly a sample of European banks deemed to be comparable to both Banks in question.

The following banks were included in the sample of Italian banks:

- Unicredit,
- Capitalia,
- MPS,
- BPVN
- BPU.

The following banks were included in the sample of European banks:

- ABN Amro,
- BNP Paribas,
- Societé Generale,
- Crédit Agricole,
- Deutsche Bank,
- SCH,
- BBVA,
- Credit Suisse,
- Royal Bank of Scotland,
- Barclays,
- HBOS,
- LLoyd TSB.

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The multiples which the Advisor considered to be relevant based on the banking sector characteristics and valuation best practices, has been the Price/Earnings ratio ("P/E"), as already defined on page 11, for the period 2007-2008 and Price /Adjusted Book Value ("P/ABV") as of December 31, 2006. The most significant adjustment to estimated book value for the purpose of this calculation has been the deduction of intangible assets. Such multiples have been determined, for all of the banks in both samples, using the market capitalization as of October 6, 2006. The expected earnings for the period 2006-2008 for each of the banks in the samples have been obtained from the estimates provided by Thomson Financial (one of the most important business information providers), and are thus representative of the consensus data utilized by the analysts. The value considered by the Advisor as important to consider, within both samples, has been the median value for each of the multiples calculated.

These multiples calculated in this way have been applied to the multiples of Sanpaolo IMI and Banca Intesa's Revised Forecasts (referring in this situation to both cases within Banca Intesa; prior to and following the sale transaction to Crédit Agricole).

b) Regression Analysis method

The Advisor selected a sample of Italian and Foreign banks, which included all of the banks identified within the samples of comparative banks used in the Market Multiples method in order to perform the regression analysis method of valuation. Furthermore, the same time period has been considered (2006-2008) and the same stock exchange prices (value as at October 6, 2006) have been applied as in the market multiples method.

The economic value of the two Banks has been determined using the following linear regression method obtained by considering the multiple P/ABV06 (Price/ Adjusted Book Value) and ROAE08, as defined on page 11, for each of the banks within the sample. This regression analysis has resulted in a high R^2 value (correlation coefficient), equal to 90%, illustrating a high level of statistical significance.

c) Sum of the Parts method

In the application of this method, the Banks' economic value has been determined through the sum of the values attributed to each of the Banks' various business segments:

- Sanpaolo IMI: Banking activities and Eurizon.

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- Banca Intesa: Italian Banking activities, Foreign Banking activities and sale of business segments to CA.

Sanpaolo IMI and Banca Intesa's expected earnings for each of the business segments and the allocation of capital amongst these, have been identified from the Revised Forecasts of both Banks.

The market multiple used to determine the economic value for the different areas has been identified by the Advisor as P/E 08, calculated according to the following criteria:

- Eurizon: considering a median multiple from a sample of quoted companies operating in the following segments; asset management, bank insurance, and financial consultancy.
- Banca Intesa's Foreign Banking activities: considering a median multiple from a sample of quoted banks operating mainly in Eastern Europe.
- Banca Intesa's Italian Banking activities, Sanpaolo IMI's Banking Activities, and Business segments sold to CA: considering a median multiple from a sample of quoted banks operating mainly in Italy.

Dividend Discount Model

For the purposes of the calculation of the maximum dividend distributable, the Advisor defined the minimum level of capital necessary to guarantee the operations of the bank, quantifying the "*Core Tier 1*" coefficient ratio equal to 7%.

Furthermore, an explicit time period of 2006-2015 has been identified in order to determine the flows, with the value of subsequent years calculated using the Terminal Value. The Revised Forecasts have been used for the period 2006-2009, and have also been verified against those estimated by financial analysts, whilst for the period 2009-2015, the Advisor has forecast inertial growth, taking account of the operating profile of each bank and of expectations of market growth, whilst attempting to render the key ratios of each bank as similar to one another as possible.

Assumptions relating to the future have been generated considering the key business segments of each bank separately. Consequently, the banking activities have been considered separately from Eurizon in relation to Sanpaolo IMI, and Banca Intesa's domestic banking activities have been considered separately from those undertaken within Eastern Europe.

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The discount rate (Ke), which has been used by the Advisor to discount each Bank's flows, has been determined as 10.6% for Sanpaolo IMI and as 9.9% for Banca Intesa, with the resulting difference attributable to the different beta factors (which indicate a company's relative risk propensity compared to the fluctuations in the market place) source Bloomberg, of each Bank, (equal to 1.32 and 1.18 respectively).

The Terminal value is calculated hypothesizing a potential dividend flow distributable at the end of the period taken in consideration (2015) and applying a perpetual growth rate formulae according to a growth factor g (perpetual growth rate used subsequent to the specific period). This long-term growth rate has been estimated at 2% for the banking activities of Sanpaolo IMI and the Italian banking activities of Banca Intesa, whilst it has been estimated at 4% for the Eurizon activities and for the banking activities undertaken in Eastern Europe.

The Advisor has also developed numerous sensitivity analyses to consider the potential impacts on the value determined, using different assumptions of interest rates, different scenarios, and hypothesis relating to the alignment between the different Banks' risk profile of the assets.

The minimum and maximum ratio has been determined based on the extreme low and high values generated applying this method according to four different scenarios that take into account the subsequent events following the announcement date of the proposed merger, and also certain variables deemed particularly relevant.

We refer you to the summary table "Summary of the valuation results" for details of the results obtained based on the valuation techniques reported above.

Contribution Analysis method

The Banks' parameters that have been selected for use under this method by the Advisor refer exclusively to financial and balance sheet variables as of June 30, 2006, and are as follows:

- Net interest and other banking income
- Customer deposits
- Loans and advances to Customers
- Core Tier 1
- Total Assets (banking)
- Weighted Assets
- Net Equity

Consequently, the Advisor has calculated the percentage contribution of each Bank to the aggregate value of the abovementioned variables, applying this to the total number of shares of each (also considering the preference shares in Sanpaolo IMI and the savings shares in Banca Intesa). This methodology should only be considered as a tool to verify the relative size of the Banks.

The Exchange Ratio identified has been chosen from the range of minimum and maximum values generated by applying this method to the Banks' seven aforementioned financial and balance sheet variables.

Reference is made to the summary table "Summary of the valuation results" for details of the range referred to above.

Comparable Transactions method

In applying this method the Advisor has attempted to identify a sample of transactions which were similar to the prospective merger transaction in discussion (i.e. those with similar characteristics), thus transactions that have been presented as a "Merger of Equals" of companies with significant market capitalization and with a range of values of the merging companies between a minimum of 40% and a maximum of 60%, based on market values.

Consequently, the Advisor has selected a number of financial acquisitions occurring in Europe and in United States during the last ten years, subdivided as follows:

- 2 European financial transactions;
- 3 USA financial transactions;
- 11 International non-financial transactions.

The ratio has been identified taking into consideration the minimum and maximum values of the premiums/ discounts on the Exchange Ratio announced compared to the average stock market valuations of the month prior to the announcement.

Reference is made to the summary table "Summary of the valuation results" for details of the range determined.



4.d Summary of the valuation results

Based on the analyses performed, the Advisor has determined minimum and maximum economic values for each of the different valuation methods utilized and consequently various ranges of Exchange Ratios derived through the application of the aforementioned methods and as summarized in the table below:

	SPIMI		Intesa			
	Economic Value (1)		Economic Value (2)		Exchange Ratio	
(€ in million, except for the Exchange Ratio)	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Market Capitalization method	26,267	27,054	27,431	27,491	3.072	3.158
Target Price method	23,061	33,560	27,672	32,484	2.674	3.315
Comparable Quoted Companies method	25,351	35,602	30,375	36,892	2.678	3.096
DDM	26,920	31,276	31,385	32,649	2.752	3.074
Contribution Analysis method	NM	NM	NM	NM	2.802	3.102
Comparable Transactions method	25,146	29,111	27,411	27,411	2.944	3.408

Note: (1) Includes both ordinary and preference shares; (2) Includes only ordinary shares
NM "Not Meaningful"

Based on the results identified above, the Advisor has selected a range of the Exchange Ratio that is the same as that determined using the Market Capitalization method, consequently equal to:

- **3.072 – 3.158** ordinary shares in Banca Intesa for each ordinary and preference share of Sanpaolo IMI.

Within this range, the Advisor has considered the following Exchange Ratio as fair:

- **3.115** ordinary shares in Banca Intesa for each ordinary and preference share of Sanpaolo IMI.

Although in the context of the valuation process followed by the Advisor, the methods used have been considered as a whole and not on an individual basis, it is highlighted that in identifying the range of Exchange Ratios, the Advisor has favored the Market Capitalization method compared to all of the other methods used. The Exchange Ratio considered as fair by the Advisor is equal to the average of two values reported in the table obtained with the Market Capitalization Method, as well as corresponding to the Exchange Ratio calculated on the simple arithmetic average of the daily values in the month prior to August 24, 2006, excluding "Ferragosto" (August 15, 2006).

Sanpaolo IMI's Board of Directors has considered and adopted as their own, the Advisor's valuations, both in terms of the valuation methods and results obtained, maintaining that the valuation methods must be considered in their whole and not on a singular basis.

5 VALUATION PROBLEMS ENCOUNTERED BY THE BOARD OF DIRECTORS

The following valuation limitations and problems were encountered by the Advisor and consequently, adopted by the Board of Directors of Sanpaolo IMI, who shared the analysis provided in the Advisors' report, in terms of both valuation method and results obtained. Furthermore, the Directors have made their own considerations based on the following problems encountered, with the sole exception of the CA Agreement.

- **Expectations of growth and potential differences in the Revised Forecasts of Sanpaolo IMI and of Banca Intesa**

In the application of the DDM and Comparable Quoted Companies valuation method, Sanpaolo IMI and Banca Intesa's stand alone financial forecasts, as prepared by their respective management, in the context of the prospective merger and related to the period 2006-2009, have been based on the business plans presented during financial road shows. More precisely, these refer to the 2006-2008 Business Plan presented by Sanpaolo IMI on October 26, 2005 and to the 2005-2007 Business Plan presented by Banca Intesa on July 13, 2005. Consequently, such forecasts do not represent a full Business Plan, but instead reflect a projection of the existing plans carried forward to 2009.

The effect of circumstances has been mitigated by the fact that the management of the respective Banks have shared and discussed the key assumptions and formulation criteria that underpin their Business Plans in order to render the Banks' data as homogeneous as possible.

Furthermore, in relation to the earnings forecasts for the period 2006, 2007 and 2008, the Advisor has used estimates provided by Thomson Financial, which are representative of the consensus of financial analysts ("Consensus"). As a result, up-to-date financial forecasts have been used, ensuring that these are also consistent with the results of the respective Consensus of the Banks.

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- **Limited comparability between the two Banks and those selected as comparable quoted companies**

In application of the Market Multiples method, the Regression Analysis and the Sum of the Parts method, the selection of a suitable sample of companies to compare to the two Banks in question, from both a financial and operating perspective, is potentially problematic. The problems in identifying companies that are comparable, under each of the aspects considered, make it necessary to define the most significant elements, so as to facilitate the creation of an appropriate sample of comparative companies based on their specific characteristics.

In this particular case, to reduce the effect of this phenomenon, the Advisor has attempted to identify as broad a sample as possible, including major Italian banks operating nationally or multi-nationally as well as certain key European banks, favoring criteria in relation to the size and operating characteristics of the banks.

- **Limited definitive documentation in relation to the CA Agreement**

In reference to the CA Agreement, the Advisor has received and analyzed both the term sheet and the draft documentation, as well as the financial information supporting the CA Agreement (including the related fairness opinion) shortly prior to the signing of the transaction, which occurred on October 11, 2006. The impact of the CA Agreement on the Exchange Ratio has been verified, in the limited time available, through creating several scenarios when applying the valuation methods adopted (DDM and Comparable Quoted Companies method), thus permitting the Advisor to take into consideration the potential effects of this transaction.

- **Some of the valuation methodologies due to their nature do not allow the impact of events subsequent to the announcement date of the prospective merger transaction to be reflected**

The impact of events arising subsequent to the announcement of the prospective merger upon the valuations carried out have not been reflected in all of the methodologies used, although they have been reflected in the DDM and in the Comparable Quoted Companies method, which the Advisor has made use of in order to corroborate the Exchange Ratio determined.

PRICEWATERHOUSECOOPERS

- **Disparities and timing differences in target prices**

Usually financial analysts who publish research documents on quoted companies provide summaries of their advice in relation to the companies' shares, defining a "target price". These documents are published at different points in time and without necessarily stating how the parameters which are the basis for determining the target price have been generated.

In order to mitigate this problem, the Advisor has used target prices provided from a single source (Reuters) to perform the selected analyses. Where possible, such target prices that may include the impacts of the prospective merger transaction have been eliminated.

- **Limited comparability between the prospective merger transaction and other similar transactions**

The nature of the prospective merger transaction, as a "Merger of Equals", and of that between companies with a high market capitalization has made it difficult to identify similar transactions; in order to identify an appropriate sample the Advisor analyzed numerous merger and acquisition transactions between companies of a similar size to that of Sanpaolo IMI and Banca Intesa, including transactions outside the banking and financial sector, in Europe and in the United States throughout the last ten years.

Based on the analyses carried out and having considered the terms and conditions of the prospective merger transaction, the Advisor has considered the Comparable Transactions method as not being highly significant; therefore this method has been used solely in order to verify the results obtained through the other valuation methods previously illustrated.

6 RESULT OF THE VALUATION PERFORMED BY THE BOARD OF DIRECTORS

Based on the application of the valuation methods described in paragraph 4.b, and a reasoned analysis of the amounts resulting from the application of the various methods adopted, illustrated in paragraph 4.c and 4.d, the Board of Directors of Sanpaolo IMI has determined the following Exchange Ratio:

3.115 ordinary shares in Banca Intesa for one ordinary or preference share in Sanpaolo IMI.

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7 WORK DONE

7 a Work done on the documentation utilized

The procedures and activities illustrated below have been performed to the extent necessary in order to carry out the scope of our engagement.

i) We have performed a full audit of the statutory and consolidated financial statements of Sanpaolo IMI as of December 31, 2005, issuing a clean audit report; meanwhile the financial statements (statutory and consolidated) of Banca Intesa at the same date have been subject to a full audit by Reconta Ernst & Young SpA, who issued a clean audit report.

ii) We have performed a limited review performed on the interim financial statement of Sanpaolo IMI as of June 30, 2006, in our capacity as external auditors of Sanpaolo IMI.

iii) We have discussed with Reconta Ernst & Young SpA the results of their limited review performed on the interim financial statement of Banca Intesa as of June 30, 2006 in their capacity as external auditors of Banca Intesa.

iv) We have examined the results of the administrative and accounting due diligence activities performed by Sanpaolo IMI on Banca Intesa and assisted by PricewaterhouseCoopers SpA, as well as the legal due diligence performed with the collaboration of Studio Benessia-Maccagno and finally we have examined the results of the financial due diligence activities performed by Banca Intesa on Sanpaolo IMI, with the audit firm Reconta Ernst & Young SpA and with the management of Sanpaolo IMI.

v) We have gathered, through discussions with the Banks' management, information regarding events subsequent to the closure of the aforementioned financial statements which could have a significant effect on the figures being examined here.

vi) We have discussed the criteria used by the Banks in relation to their preparation of 2006 estimates and to the Banks' Revised Forecasts with the management of Sanpaolo IMI, acknowledging that the existence of uncertainties and limitations in relation to all provisional states is inevitable.

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vii) We have therefore discussed and received confirmation from the Banks that the macroeconomic scenarios, and the assumptions used by Banca Intesa, where appropriate, are coherent with those used by Sanpaolo IMI in the preparation of the estimates and the Revised Forecasts. This procedure has been carried out in order to ensure that information and data regarding the Banks, and used by the Directors of Sanpaolo IMI and by the Advisor for the purposes of the application of valuation methods are comparable.

viii) We have obtained a representation to the effect that no events have occurred that could modify the data and information contained in the documentation we analyzed, nor such as to modify the considerations made by the Board of Directors of the Banks to determine the Exchange Ratio on October 12, 2006 until the date of this report. The same representation has been provided by Banca Intesa to KPMG.

ix) We have analyzed the fairness opinion in relation to the figures negotiated by Banca Intesa for the sale of assets governed by the CA Agreement, prepared by Profs. Filippi and Pasteris, engaged by Sanpaolo IMI and by Prof. Iovenitti upon the engagement by Banca Intesa.

x) We have examined the "acquisition terms" and "valuation report" prepared by Banca IMI in relation to the acquisition of Bank of Alexandria (Egypt); we have also discussed with Sanpaolo IMI's management, the underlying reasons for the acquisition and analyzed the documentation supporting the proposed valuations expressed in relation to this transaction; finally, we have obtained evidence of Banca Intesa's consensus in relation to the binding offer for the acquisition of the aforementioned bank by Sanpaolo IMI, according to the clauses within the Master Agreement, and under the predefined economic conditions.

7.b Work done on the methods used to determine the Exchange Ratio

We have also performed the following procedures:

- We have analyzed the proposed merger project approved by the Board of Directors of both Sanpaolo IMI and Banca Intesa;
- We have analyzed the Board of Directors' Reports of both Sanpaolo IMI and Banca Intesa;
- We have verified the completeness of the procedures followed and ensured that these as well as the motivations adopted by the Directors of and Advisor to Sanpaolo IMI are not contradictory to the determination of the Exchange Ratio;

- We have verified that the valuation methods have been applied in a uniform manner, compatible with the characteristics of the Banks;
- We have developed and applied sensitivity analysis to the valuation methods adopted by the Directors of Sanpaolo IMI and its Advisor, in particular, with the objectives of validating the extent to which the Exchange Ratio is subject to variations in the hypotheses and in the parameters used;
- We have verified the coherence of source data used as described in the previous paragraph 3. "Documentation utilized";
- We have verified the mathematical accuracy of the calculation of the Exchange Ratio as performed by the Directors of Sanpaolo IMI using the valuation methods that they shared with their Advisor and adopted as their own;
- We have analyzed and discussed with the Advisor to Sanpaolo IMI and the Advisors to Banca Intesa the work that they have performed, including their results and the related motivations and justifications.

8 COMMENTS ON THE SUITABILITY OF THE METHODS USED AND THE ACCURACY OF THE ACCOUNTING ESTIMATES

With reference to this engagement we wish to draw attention to the fact that the principal purpose of the decisional process used by the Boards of Directors was to arrive at an estimate of relative values of the Banks involved in the merger by applying uniform criteria for the purposes of the determination of the Exchange Ratio. As a result, the resulting estimates must be considered only in relative terms and are not intended for any other purpose.

Based on the foregoing, we set out below our main comments on the valuation methods applied.

SUITABILITY OF METHODS

- **The overall approach**

The methods proposed by the Advisor and adopted by the Directors of Sanpaolo IMI are those commonly accepted and utilized, both in Italy and internationally, for the valuation of banks with similar characteristics. Under different profiles, the choice of several complimentary valuation methods and criteria adopted has rendered the valuation process more significant and made it possible to better appreciate the results obtained.

- **The emphasis on the Market Capitalization method for the valuation of Sanpaolo IMI and of Banca Intesa**

In relation to the choice made to use the Market Capitalization method for the valuation of Sanpaolo IMI and Banca Intesa, we agree that it is reasonable to select these results from amongst the various ranges of the Exchange Ratio, considering that the market capitalization of the stock reflects the relative economic value of the entity. Amongst other aspects, it is highlighted that the Banks are positioned amongst the section containing the thirty largest companies by market capitalization listed on the Italian stock exchange, that they have a significant volume of shares traded daily, and that there is widespread availability of public information and analyses. Furthermore, we agree with the choice to solely use the share price prior to the announcement of the prospective Merger Transaction, since the share prices of both stocks subsequent to this date have been influenced by speculation and are no longer representative of a stand alone valuation of either of the two banks. Other valuation methods (DDM and Comparable Quoted Companies) have corroborated this approach, as they do not consider the subsequent events to have any significant impact on the calculation of the Exchange Ratio.

We share the choice of the Advisor and the Directors of Sanpaolo IMI of concentrating their analyses of both Banks' shares over a recent period of time, as this is more representative of the Banks' most up-dated balance sheet and financial position.

In the context of the sensitivity analyses performed, we took into account additional timeframes besides those indicated by the Boards of Directors of Sanpaolo IMI and its Advisor, also with the aim of considering fluctuations in the stock market price of shares in Sanpaolo IMI and Banca Intesa during the period between the date of the Report prepared by the Banks (October 12, 2006) and the date of this report.

- **Identifying the transaction as a "Merger of Equals" and the exclusion of a "Premium for Control"**

According to the opinion of the Advisor, and agreed upon by the Directors of Sanpaolo IMI, this consideration has been confirmed by the complex terms through which the prospective merger transaction will occur, including the assumptions of the Master Agreement and the guide lines relating to the integration of the two Banks. The elements and the information acquired, based on the work performed as indicated in paragraphs 3-7 of this report, have brought us to agree with this consideration, also in light of the previous observations in

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relation to the appropriateness of the overall methodological approach and to the emphasis given to the Market Capitalization method.

- **The key considerations on the other valuation methods applied**

The Dividend Discount model

The financial method of discounting dividend flows is widely recognized in international best practice in the valuation of banks: applying this method can resulting a different estimation from the economic valuation obtained under other methods, in particular, considering the fact that it uses estimates of future dividend flows beyond the time periods analyzed in business plans, and therefore using data that is highly subjective. The most common application of this model in the valuation of banking companies is the "Excess Capital" version;

The Advisor has used the Revised Forecasts, as prepared by the two Banks according to the most uniform criteria and the assumptions, in order to apply this method. Regarding the subsequent events, it should be noted that the Advisor considers this as a useful method, given that it permits the effect of such events arising between the announcement date on October 24, 2006, and the date of their report, October 12, 2006, to be analytically incorporated.

Target Price method

The target price method is widely recognized internationally in the valuation of quoted companies, and it is limited in its relevance depending more or less on how much the shares are covered by analysts' research. In the case in question, we agree with the Advisor and Directors of Sanpaolo IMI's choice of method as there are a high number of financial intermediary companies that regularly publish research on the shares of both Banks.

Comparable Quoted Companies method

The multiples method, the regression analysis, and the sum of the parts method all represent methods utilized in the particular sector. In this particular situation, in order to ensure the theoretical trustworthiness of such methods, the Directors of Sanpaolo IMI and its Advisor have developed specific analyses in reference to the three methods with regards to the choice of samples, the type of multiple ratios and the timeframes utilized.

We agree with the choice of the Advisor and of the Directors of Sanpaolo IMI's to use this method in the overall context of the methodological approach previously illustrated.

Contribution Analysis method and Transactions Comparability method

These methods are widely used in the context of company valuations, in particular with the scope of verifying the valuations obtained through other methods. We consider it reasonable that the Advisor and Directors of Sanpaolo IMI have chosen to use these methods for the same objective as that noted above. Contribution Analysis does not permit precise estimates as, in particular, it does not reflect the financial forecasts of the comparable companies, whilst it is difficult to identify transactions that similar enough to be suitable for application in the comparable transactions method.

ACCURACY OF ESTIMATES

- **Use of earnings forecasts for both Banks**

The valuations carried out by the Board of Directors of Sanpaolo IMI and its Advisor are based, amongst other things, on methods which use forecasts, identified from Business Plans, and in particular from the Revised Forecasts of both Banks and the extension of these forecasts beyond 2009 on an inertial basis as prepared by the Advisor. Consequently, the volatility and uncertainty of the market could significantly impact the results.

In relation to this, and as already reported in paragraph 5, as the elaboration of the Revised Forecasts is the result of a joint process between the Banks designed to share information on the criteria and main assumptions used, the forecasts are as similar in nature as possible.

These considerations are consequently in line with the principle of uniformity and comparability of the valuation methods applied by the Advisor and Board of Directors of Sanpaolo IMI for the two Banks.

- **The considerations regarding the impact of events subsequent to the Announcement of the prospective merger transaction on the valuations**

Not all valuation methods allow the effects of events subsequent to the announcement date of the prospective merger to be reflected. In particular, the Market Capitalization method, which has been favored in the choice of Exchange Ratios, in principle, does not incorporate these events as it does not use prices subsequent to August 24, 2006, as these are influenced by the effects of the announcement of the prospective merger.

This aspect has been considered in detail by the Board of Directors of Sanpaolo IMI and its Advisor, and has been resolved through the use of such methods (DDM and Comparable Quoted Companies method), which have made it possible to consider the effects of such subsequent events. Under this point of view, it is highlighted that the considerations made by the Advisor and Board of Directors of Sanpaolo IMI, remain based on the fact that all valuation methods adopted should be considered in their whole and not singularly.

9 SPECIFIC LIMITATIONS ENCOUNTERED BY THE AUDITORS IN CARRYING OUT THE ENGAGEMENT

We shared all the problems and peculiarities in the valuation exercises encountered by the Advisor and adopted as their own by the Board of Directors of Sanpaolo IMI, as reported in paragraph 5, encountering general problems normally present in any valuation exercise, particularly in relation to the complexity of the banking groups. As a result of this, the differing characteristics between Sanpaolo IMI and Banca Intesa have been subject to detailed analyses, particularly taking into consideration the potential impacts of selecting and applying different valuation methods, and of specific analyses required by each of the Banks.

In relation to the key problems encountered, the following additional aspects are worth highlighting.

- **Market volatility**

Valuation methods that consider the impact of the stock market, future developments and the profitability of companies that operate in particular sectors, require the volatility of the market to be taken into consideration. This limitation can be mitigated by using average market values, as well as by using the previously illustrated full methodological approach

- **Intrinsic limitations in forecast data**

Considering the nature and complexity of the prospective merger, we highlight that the valuation methods adopted, particularly the DDM, make use of forecasts in relation to future periods which, due to their nature, contain elements of uncertainty, particularly within the banking sector and in relation to macroeconomic variables. These problems have been taken into account by analyzing the comparability of forecast data and the related assumptions.

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- **Complexity of the valuation methods and sensitivity of the parameters applied**

The valuation methods used by the Advisor, in addition to being shared with and adopted by the Directors of Sanpaolo IMI, have resulted in a complex and precise valuation process being undertaken, which has particularly resulted in recourse to a number of parameters in the context of different valuation scenarios, the modification of selected parameters, including the identification of specific corrective factors and the sensitivity of the results to the hypotheses made during the work performed. The overall methodological approach and the emphasis placed on the Market Capitalization method, as previously commented in paragraph 8, have contributed to properly address such peculiarities in the valuation process.

10 CONCLUSION

Based on the documentation we have examined and the procedures described above, and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors based upon the advise of their Professionals Advisors are, under the circumstances, reasonable and not arbitrary and have been correctly applied by them in their determination for the exchange of shares, contained in the merger project.

Turin, October 27, 2006

PricewaterhouseCoopers SpA

Original signed by

Sergio Duca
(Partner)

"This report has been translated into the English language solely for the convenience of international readers. The original report was issued in accordance with Italian legislation."



PricewaterhouseCoopers SpA

SANPAOLO IMI SpA
Via San Francesco d'Assisi, 10
10121 Torino

Turin, 27th October 2006

For the attention of: Dott. Bruno Picca
Dott. Carlo Angelini

RE: Auditor's Report Persuant to Article 2501 sexies of the Italian Civil Code

In reference to the merger by incorporation of Sanapolo IMI SpA in Banca Intesa SpA, we would like to confirm that our report does not express an opinion on the fairness of the transaction, the value of security, or the adequacy of consideration to shareholders and therefore the issuance of the report would not impair the auditor's independence under the U.S. independence requirements.

Sergio Duca
(Partner)

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

File No. 82-35020

SANPAOLO IMI

REPORT BY THE BOARD OF DIRECTORS ON THE PLAN FOR THE MERGER BY INCORPORATION OF SANPAOLO IMI S.P.A. IN BANCA INTESA S.P.A.

Turin, 12 October 2006

The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

Contents

Report by the Board of Directors of Sanpaolo IMI on the Plan for the merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A. pursuant to art. 2501 quinquies of the Italian Civil Code and art. 70, paragraph 2, of the Issuers Regulations adopted by Consob Resolution no. 11971/99 and subsequent modification

Dear Shareholders,

You have been convened to participate in this Extraordinary Shareholders' Meeting in order to resolve on the plan for the merger by incorporation (the **"Merger"**) of Sanpaolo IMI S.p.A. (hereinafter also **"Sanpaolo IMI"** or the **"Absorbed Company"**) in Banca Intesa S.p.A. (hereinafter also **"Banca Intesa"** or the **"Surviving Company"** and together the **"Parties")**.

This merger stems from an awareness by management of the two banks – in full harmony and convergence of views – that the progressive integration of European financial systems makes it necessary for Italian banks, even the largest and most efficient ones, to move quickly towards forms of productive and distributive consolidation in the interests of their customers, shareholders and the market.

If approved, the merger that we are proposing is to be considered, as per the intentions of those who initiated it and as part of the responsibilities of those executing it, a transaction "among equals", which will fully protect the value of the history of the two groups, their specific qualities and their professionalism, combining in order to develop greater value for shareholders.

Through this merger, therefore, both banks will make a "strategic leap", taking on a more European profile.

The resulting group (the **"New Group"**) will occupy the top European rankings in terms of economic size and amount of capital, as well as in terms of market capitalization.

It will be the largest banking group in Italy, with market shares of around or greater than 20%, due to the excellent manner in which the geography and business of the two banks complement each other, benefiting from the unique wealth of relationships with its 12 million retail customers. Furthermore, it will also be active in many other European countries, where it already counts some six million customers.

Projects and initiatives that were previously unthinkable by the two individual banks will now be both possible and achievable with this new larger structure and greater capacity to generate value.

Sanpaolo IMI and Banca Intesa both possess a wealth of history, banking culture and experiences that is unique in Italy, also in terms of the experience gained in consolidation processes with other Institutes. The merger can thus be carried out with minimal execution risk, optimizing on the strengths of the two banks and on the synergies achievable through said merger.

We describe below the reasons behind our proposal, the methods through which it may be carried out and the substantial benefits to be achieved in terms of efficiency, competitive positioning, value generation capacity and market capitalization.

THE STRATEGIC RATIONALE FOR SANPAOLO IMI

Phases of growth: the success of mergers

The recent history of the Sanpaolo IMI Group (hereinafter, also the "**Group**") is characterized by the success, demonstrated by the economic results obtained and the well-known brand, of an external growth policy implemented via several important consolidation transactions.

The Sanpaolo IMI Group was created in 1998 as a result of the merger between Istituto Bancario San Paolo di Torino, commercial bank with a vast retail and corporate customer base in the north (where in the seventies, it acquired and subsequently incorporated Banco Lariano and Banca Provinciale Lombarda) as well as in the centre and on the islands, and Istituto Mobiliare Italiano, an entity organized by public law, established in the 1930's and specialized in medium-long term credit to companies and public entities, but already diversified in personal financial services, through Banca Fideuram.

Banco di Napoli, institute with an extensive, deep-rooted tradition, was acquired in 2000, in order to integrate the distribution network of the Group with its widespread presence in the centre and south.

The merger with the Cardine Group, which in turn originated from the union of Casse Venete and Casse Emiliano Romagnole, was carried out between 2001 and 2002, providing the Group with an important market share in areas showing high economic potential.

Consolidation of the various banks into the Group's culture occurred quickly, and the business plan presented to the market in October 2005 for the subsequent three-year period, stating the corporate mission as the creation of value sustainable over time "within a context of constant and responsible attention to the various members of the company", fully recognized the value of the many components of the Group, as well as the importance of its territorial ties.

The "national territorial bank" model was introduced, which is highly distinctive compared to other banking groups, and involves the maintenance and promotion of regional brands, development of the local commercial presidium and strengthening of the relationships with families, small and medium-sized enterprises and the community. A model of "proximity" which, in strengthening the ties with the territory through simplification of the chain of command, encourages a direct relationship between bank and head of branch offices with Group management.

The year 2005 also marked the establishment of the Eurizon Financial Group, a company comprising all insurance business, professional asset management and asset gathering activities of the Group.

The underlying objective was to optimize these activities, which are characterized by significant professional expertise and high levels of value creation, by separating the creation of new products from the distribution of the products.

The separation of Eurizon thus enables optimization of the high growth potential of markets such as integrated assurance, protection of individual capital and income and long-term savings.

The operations undertaken over the last few years have been implemented and consolidated by now. The Group's profitability is stable at high levels and the risk profile of assets and of the loans portfolio is among the best in the sector.

The half year financial situation as at last 30 June shows the Group as one of the leading Italian banking groups, with a solid market positioning: it ranks at the top in the national ranking in terms of number of branches, and between second and third place in terms of direct deposits and loans (first in lending to public entities) and absolute leadership in asset management and bancassurance.

The customer base continues to increase, in contrast to the trends underway at the system level: with over seven million customers, Sanpaolo IMI is one of the most impressive companies on the Italian market. Financial assets administered on behalf of customers amount to over 412 billion euro.

The profitability of the various lines of business – the organizational structure is illustrated in Table 1 – and the overall profitability at the Group level places Sanpaolo IMI at the top of sector rankings.

Annualized RoE amounts to 17.8%, while the ratio of operating costs and net interest and other banking income (cost/income) decreased further, to 53.1%. The ratio of net non-performing loans to loans amounts to 0.7%, one of the lowest risk ratios in the lending sector (see Table 2 for greater detail).

The financial objectives established in 2005 for the three-year period of the Plan have already been partially achieved (return on capital in 2008 of 18%) or are easily realizable (cost/income in the same year of 52%).

With equity of 13,949 million euro, the Group currently has solvency indicators that are among the most prudential and greater than the regulatory requirements (7.7% at the Tier I level and 10.4% at the total capital level).

The medium-long term rating is the highest in the sector (AA- for S&P and Fitch and Aa3 for Moody's).

Over the last three years, the financial return per shareholder has always been excellent. Due to a payout of greater than 60% on average over the three-year period, the dividend yield (ratio of dividend to average annual price of the stock) amounted to 4.8%, one of the highest ratios for shares listed in Italy.

Attention to best practices in governance, a focus on customers, efficient organizational operation and social responsibility are characteristics that have always been a part of the ethical principles behind the commercial actions of the Group, and these have enabled Sanpaolo IMI to achieve full compliance with the most stringent regulations in force for companies listed on the New York Stock Exchange (Sarbanes Oxley Act).

Reasons behind the plan

Despite the excellent results for the Group, we cannot fail to mention, however, the emergence of macro-structural phenomena, such as:

- acceleration of the integration processes in the financial markets of EU countries as a result of the progressive adoption by Authorities of uniform governance and regulatory measures, as well as of profound changes in market structures (in the international settlement systems, in company-markets, etc.), also due to the opportunities provided by technological innovation;
- consolidation of the sector with a progressive merger of market participants. The objectives of these include the search for an appropriate critical mass and achievement of higher volumes, with impacts expected on the cost structure and on the effectiveness of commercial actions. In fact, it has been shown that there is a high degree of correlation between the level of market concentration in a Country and its profitability: concentrated markets (United Kingdom, Spain, France, Belgium, The Netherlands) are more efficient and have a level of profitability that is, on average, higher than that of less concentrated ones (for example, Germany).

In this evolutionary context, the Italian credit market, which still presents a high degree of fragmentation, is changing in light of the strategic moves of Italian and foreign operators, and as a function of the stimuli provided by various stakeholders.

Having already undergone extensive transformation in recent years, Italian banks are required to make a leap in terms of operating efficiency and commercial effectiveness, in order to maintain and consolidate their franchise. This objective cannot be reached – not even by the largest banks – with the current size structures, and a consolidation of the domestic market, which would strengthen the Institutes and allow them to compete with other European banks, is therefore widely desirable.

In this market scenario, Sanpaolo IMI, compared to its Italian competitors, is equipped with both an excellent capacity for generation of value, which is a result of the managerial actions taken, as well as an evolved business model with a high-capacity sales network able to achieve ambitious objectives of return on capital under conditions of productive efficiency. At the same time, the Group is smaller than other leading European banks with comparable national positioning: the market share of the commercial bank is around 10%, compared to an average of 15-20% for other leaders of national markets.

For the reasons mentioned above, this condition creates a sort of restriction against full expression of the commercial potential of the Bank over the medium term.

In fact, leader banks in Europe (with very few exceptions) have given maximum priority to domestic consolidation where the potential for value creation is highest. Development – subsequent or parallel – in specific areas characterized by geographical and/or product diversification has been evaluated by said banks, with focus on profitability, growth and risk levels, and limited to one or a maximum of two areas.

To this end, organic growth in Italy, for Sanpaolo IMI, would not ensure an increase in size that would enable the Group to achieve a new productive scale (and, therefore, unit costs that are structurally lower) or, and above all, the growth effect from "commercial effectiveness", which is a characteristic of banks with strong territorial ties.

However, a large merger on the domestic market would allow significant optimization of the size effect on both commercial effectiveness and operating efficiency, enabling maximization of synergies – mainly on the cost side, with overlapping of technologies and service activities – and reconciling shareholder expectations of an adequate return on investment and growth in value over time with those of customers and of the market.

Furthermore, a solid market position in Italy, a greater capital base and an increased cash flow create the conditions necessary to take on a more active role at the European level, opening up new strategic possibilities not available to the current configuration.

A final consideration regards the Bank's market value. Over the last few years, market capitalization of the stock has grown significantly. However, in a comparative analysis with other European banks that were considered to be comparable in the past, there is an evident gap.

To this end, a reconstruction of the capitalization of certain stocks over the last decade demonstrates significant gaps resulting from the M&A decisions made:

(in €/billion pro forma)	Sanpaolo IMI	UCI	BNP	SCH	RBS
Market capitalization (1996)	4	2	5	6	5
Market capitalization (average 2006)	27	61	66	73	83
Difference from Sanpaolo IMI capitalization (1996)	=	+2	-1	-2	-1
Difference from Sanpaolo IMI capitalization (2006)	=	-34	-39	-46	-56

A logical choice

In light of the above considerations and with the assistance of an advisor, a preliminary evaluation of the profiles of potentially interesting Groups with which to merge was carried out, selecting the most suitable candidates based on parameters such as size, geographical complementarity, compatibility of business models and a number of market and profitability indicators.

There were only a few groups of potential interest in Italy, and some of these, although subjected to examination, were determined not to possess a suitable level of feasibility.

The case of Banca Intesa immediately appeared to be an attractive one, also due to the strong conviction by its own management regarding this opportunity for the bank to carry out an actual "leap in size" with an Italian banking partner, having completed its re-launching in recent years and successfully launched its new three-year Plan.

This convergence of strategic interests was accompanied by full compliance of the business specifications to the parameters selected by the advisor.

More specifically, Banca Intesa is similar in size to Sanpaolo IMI, with a retail market share in Italy of 10%, enough to make a significant contribution to growth. In addition, its underlying business policies are entirely consistent, with (a) a distribution structure that values local brands (optimizing, like Sanpaolo IMI, on the territorial ties), (b) the

presence of specialized units (in 'investment banking, lending to public entities, etc.), (c) targeted investments in countries of Central and Eastern Europe not covered by Sanpaolo IMI (or where their presence does not overlap); (d) an organizational layout very similar to that recently adopted by the Group. In addition, the Bank has suitable equity ratios, high profitability/efficiency parameters and a quality loans portfolio.

On these premises, we worked with the assistance of an advisor and in collaboration with Banca Intesa management to define the general guidelines of a merger plan.

Framework Agreement

Following resolutions by the Boards of Directors of Sanpaolo IMI and Banca Intesa last 26 August, the guidelines for the Merger were announced to the market. These are contained in a document signed on the same date, (the **"Framework Agreement"**), which also established the bases of the possible future layout of the New Group's governance (with the adoption of the dualistic model), identified the "Guidelines" for the plan of the merger of the two groups, and defined, on the basis of estimates by the respective advisors, a temporary exchange ratio of 3.115 ordinary shares of Banca Intesa (newly issued) for each ordinary or preference share of Sanpaolo IMI.

Table 1
Structure of the Sanpaolo IMI Group at 30/06/2006

Structure of the Sanpaolo IMI Group at 30/06/2006


GRUPPO SANPAOLO IMI
CENTRAL FUNCTIONS
SANPAOLO IMI
- Governance, support and control functions
- Equity shareholdings
- Santander Central Hispano (Spain; 2,2%)
- Ixis Asset Management Group (France; 12%)
- Ixis Corporate & Investment Bank (France; 2,5%)
- Banque Palatine (France; 37,3%)
- Cassa di Risparmio di Firenze (18,7%)
- Cassa dei Risparmi di Forlì (38,3%)
- Banca delle Marche (7%)
- Other equity shareholdings
- Finance
- Macchina Operativa Integrata (Integrated Operating Vehicle)
BANKING
RETAIL & PRIVATE
- Sanpaolo IMI-Retail & Private
- Cassa di Risparmio di Padova e Rovigo-Retail & Private
- Cassa di Risparmio in Bologna-Retail & Private
- Cassa di Risparmio di Venezia-Retail & Private
- Friulcassa-Retail & Private
- Sanpaolo Banca dell'Adriatico-Retail & Private
- Sanpaolo Banco di Napoli-Retail & Private
- Neos Banca (99,5%)
- Farbanca (19,3%)
CORPORATE
- Sanpaolo IMI-Companies
- Cassa di Risparmio di Padova e Rovigo-Companies
- Cassa di Risparmio in Bologna-Companies
- Cassa di Risparmio di Venezia-Companies
- Friulcassa-Companies
- Sanpaolo Banca dell'Adriatico-Companies
- Sanpaolo Banco di Napoli-Companies
- Sanpaolo Leasint
WHOLESALE
- Sanpaolo IMI-Large Groups
- Sanpaolo IMI-International
- Sanpaolo IMI Bank Ireland (Ireland)
- Sanpaolo IMI Internazionale
- Banca IMI
- Banca OPI
- FIN.OPI
OTHER ACTIVITIES
- Sanpaolo IMI Private Equity (3)
- IMI Investimenti (3)
- GEST Line (2)
- Sanpaolo Bank (Luxembourg)
- Sanpaolo Bank Suisse (Switzerland)
- Sanpaolo Immobiliere
- Sanpaolo Fiduciaria
SAVINGS AND ASSURANCE
EURIZON FINANCIAL GROUP
EURIZONVITA
- Fideuram Assicurazioni (1)
- Sanpaolo Life (Ireland)
- EurizonTutela (1)
- Universo Servizi
BANCA FIDEURAM (73,4%)
- Sanpaolo Invest SIM
- Banque Privée Fideuram Wargny (France) (2)
- Fideuram Investimenti
- Fideuram Bank (Luxembourg)
- Fideuram Fiduciaria
- Fideuram Bank Suisse (Switzerland)
- Fideuram Gestions (Luxembourg)
- Fideuram Asset Management (Ireland)
- Sanpaolo Invest Ireland (Ireland)
SANPAOLO IMI ASSET MANAGEMENT
- Sanpaolo IMI Asset Management (Luxembourg)
- Sanpaolo IMI Alternative Investments

(1) The deed for the merger by incorporation of Fideuram Assicurazioni in EurizonTutela (formerly Egida) was signed on 31/07/2006 and is legally effective from 1 September 2006

(2) 70% of the capital of Gest Line was ceded to Riscossione Spa with effective date of 30 September 2006.

(3) The merger by incorporation of Sanpaolo IMI Private Equity in IMI Investimenti was completed on 30 September 2006.

(4) Company for which a disposal process has been initiated (IFRS 5).

Table 2 Key figures and balance sheet indicators of the Sanpaolo IMI Group

Balance sheet

Assets	30.06.2006	31.12.2005	30.06.2005
Financial assets held for trading	21.645	25.037	36.559
Other financial assets[1]	53.821	54.900	56.291
Due from banks	31.094	28.836	26.165
Loans to customers	147.330	139.507	132.443
Property, equipment and intangible assets	3.723	3.185	3.269
Tax assets	2.447	2.728	3.299
Other assets	10.183	9.065	9.600
Total Assets	**270.243**	**263.258**	**267.626**

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005	30.06.2005
Due to banks	36.376	35.682	39.963
Direct customer deposits [2]	146.518	139.291	143.932
Financial liabilities held for trading	9.608	11.342	11.685
Tax liabilities	950	860	1.261
Allowances for specific purpose [3]	2.575	2.883	2.627
Technical reserves	22.000	22.113	21.709
Other liabilities	38.062	37.371	33.958
Share capital	5.400	5.239	5.236
Reserves [4]	6.240	5.208	5.136
Valuation reserves	1.374	1.286	1.225
Net income	1.140	1.983	894
Total Liabilities and Shareholders' Equity	**270.243**	**263.258**	**267.626**

[1] Sum of captions 30, 40 and 50

[2] Sum of captions 20 and 30

[3] Sum of captions 110 and 120

[4] Sum of captions 170, 180, 200 and 210

Statement of income

(in millions of euro)

Captions	30.06.2006	30.06.2005
Interest margin	2.434	2.149
Net fee and commission income	1.643	1.527
Net interest and other banking income	4.428	4.207
Net income from banking activities	4.224	3.999
Net income from banking and insurance activities	4.062	3.577
Operating costs	-2.352	-2.236
Income before tax from continuing operations	1.769	1.432
Income after tax from continuing operations	1.130	925
Net income	1.174	921
Parent Company's net income	**1.140**	**894**

Operating structure

Operating structure	30.06.2006	31.12.2005	30.06.2005
Number of employees (#)	42.647	43.666	43.628
- Italy (#)	39.875	41.002	41.010
- Abroad	2.772	2.664	2.618
Number of branches	3.317	3.289	3.249
- Italy	3.186	3.172	3.134
- Abroad	131	117	115

THE BANCA INTESA GROUP

History and growth of the Group

The Intesa Group was created in 1998 from the merger of Cariplo and Ambroveneto.

Banco Ambrosiano Veneto is in turn a result of the merger between Nuovo Banco Ambrosiano and Banca Cattolica del Veneto, two organizations with deep ties in the Lombardy and Triveneto regions and present, through Caboto, on the international financial markets.

Cassa di Risparmio delle Province Lombarde, founded in 1823, represents a long-standing point of reference for the economy and for local institutions, fostering a social sensibility that is still today the valuable heritage of Banca Intesa. In the seventies, the Cassa increased its image as a commercial bank and during the subsequent nineties, pursued a strategy of mergers with local banks, taking over several Southern banks, which then became part of Banca Carime (merging with Banca Intesa in 2000) and many others, especially in Central Italy (subsequently joining to form Intesa Casse del Centro).

Between the end of 1998 and the beginning of 1999, two banks with deep territorial ties in their respective regions, Cassa di Risparmio di Parma e Piacenza and Banca Popolare FriulAdria, joined the Intesa Group.

In 1999, a Public Exchange Offer was launched for 70% of Banca Commerciale Italiana, subsequently incorporated in 2001. Banca Commerciale Italiana, established in 1894 in Milan, was historically dedicated to corporate business and operated on a more international level. In fact, the bank's contribution to the Group included, among other things, foreign business in Hungary, Croatia, Brazil, Peru and Argentina.

In September 2002, the new management of Banca Intesa presented the 2003-2005 business Plan, which contained an ambitious plan for the commercial and operational consolidation of the banks acquired, as well as restructuring and re-launching of the Intesa Group.

The intervention priorities included the following: i) the quality of assets and improvement of the risk profile ii) strengthening of the capitalization level iii) the search for platforms for sustainable growth, through alliances with leading international financial operators.

A new, cohesive management team ensured achievement of the objectives formulated during this phase of restructuring, bringing the RoE from 2% at the end of 2002 to 16% at the end of 2004.

Other important initiatives undertaken during the period include:

i. the essential withdrawal from South America and consolidation and re-launching of investments in Central and Eastern Europe, areas considered to be strategic;
ii. joint ventures with the Generali Group in bancassurance and with Crédit Agricole in Asset Management;
iii. the sale without recourse of about 9 billion in gross non-performing loans.

Plans and results achieved

In July 2005, having reached the objectives of the expiring plan, a new business plan for the 2005–2007 three-year period was defined, which ambitiously aims to place Banca Intesa – have successfully completed the restructuring phase – among the leading European banks in terms of creation of value, profitability, capitalization and quality of customer service through a determined growth policy.

The main strategic levers to reach said objective are the following:

- Sustainable growth (average annual increase in income of 7.4% by the end of the period covered by the plan), based on three fundamental pillars: (i) customer satisfaction, due to the capacity to respond to the specific requirements of each type of clientele; (ii) development of people working within the Group through training initiatives, motivation for individual and team work and maximum extension of the stock plan to employees; (iii) the plan for investment in innovation (almost two billion euro over the three-year period), mainly focused on increasing the quality of customer service.
- Stringent cost control (CAGR of 1.1% by the end of the period covered by the plan), completing the various restructuring efforts during the previous plan, including: rationalization of structures, simplification of the organization, increase in the efficiency of Information Technology and revision of the main products and operating processes.
- Focus on risk management and allocation of capital, through promotion of specifically developed tools (for example, the Basel II Advanced model for credit risk; Algo-Suite TM and Intesa-Suite technologies for market risk) and stringent policies introduced over recent years.

The main financial objectives of the Group for 2007 are as follows:

- RoE of 20% (16% in 2004 on a homogeneous basis).
- Core Tier 1 ratio of 7.2%.
- Cash dividends for over 5 billion euro during the three-year period, from 1.5 in 2005 to over 2 billion in 2007.

As of last 30 June, at about halfway through the three-year plan, the Intesa Group confirmed its positive growth trend and the attainability of its targets, becoming one of the leading Italian banks: first place in the national ranking in terms of loans and direct deposits and second place in terms of number of branches.

The Intesa Group has total assets of 280 billion euro, loans to customers of 176 billion euro, direct customer deposits of 194 billion euro and assets managed on behalf of customers for 488 billion euro (see Table 4 for greater detail).

The operating structure of the Group counts about 4,400 branches, with a total of over 71,000 employees (also including the recent acquisitions of UPI Banka in Bosnia-Herzegovina, completed in February 2006, and Ukrsotsbank in the Ukraine, currently underway).

In Italy, the Group operates across the country with a network of about 3,100 branches, and it offers a wide range of banking and financial services to over 7 million families and 1 million companies.

Banca Intesa is also present abroad through a network of branches, representative offices and subsidiary banks located mainly in Central and Eastern Europe (Bosnia, Serbia-Montenegro, Croatia, Hungary, Slovakia, the Russian Federation, Ukraine).

The economic results achieved during the first half of 2006 confirm the positive trend of 2005. Profitability is high, with an annualized RoE of 18.7%, as a result of solid growth in revenues across all Divisions, and particularly in the Corporate and Foreign Banks Divisions.

The Intesa Group has also achieved excellent results in terms of efficiency, with the ratio of operating costs to net interest and other banking income (cost/income) down to 50.2%, compared to 54.6% in 2005 and 52.2% during the first half of 2005, despite investments supporting growth, which are now in the advanced implementation phase (59%) with respect to the Plan's schedule.

The quality of assets remains at levels in line with European best practices, with low credit risk indices (net non-performing loans/loans at 0.8% with net adjustments/loans at 0.21%).

With net shareholders' equity of € 16.8 billion, Banca Intesa also has a solid level of capitalization, with high solvency indicators (8.1% at Tier I level and 10.8% at total capital level) that ensure a high medium-long term rating (A+ for S&P, AA- for Fitch and Aa3 for Moody's).

The average return on the stock per shareholder over the last three-year period has also been at very positive levels, with a 3.7% yield for ordinary shares (4.8% for savings shares) and an average pay-out of 39%.

Structure and lines of business

The organizational structure of the Intesa Group comprises five business Divisions governed and supported by the Central Management (Table 5): (i) Network Division, (ii) Corporate Division, (iii) Italian Banks Division, (iv) Foreign Banks Division and (v) Banca Intesa Infrastructures and Development. All the customers of the Group have been assigned to these Divisions through specific segmentation.

The Network Division serves approximately 5.8 million customers and handles Private customers (Families, Premium and Private), Small Business (with turnover of less than 2.5 million euro), Corporate (with turnover of between 2.5 and 50 million euro), Religious Entities and Non-Profit Organizations. The services offered include current accounts, consumer credit, overdrafts, mortgage loans, debit cards and investment and savings products. For private customers (total of about 38,000 with Assets Under Management greater than one million euro), there is a specialized service provided by a specific Bank under the direct control of the Network Division: Banca Intesa Private. Until now, about 23,000 customers of the Intesa Group have decided to seek the assistance of this specialized service (the other 15,000 continue to be served by the Retail Network).

The distribution channels of the Division consist of a network that comprises over 2,100 branches and by direct/remote channels (ATM, Internet Banking, Mobile Banking, Telephone Contact Center).

The Italian Banks Division includes Italian subsidiary banks with strong local roots, serving a total of around 1.7 million customers at over 900 branches. The Division includes Banca di Trento e Bolzano (76 branches and about 90,000 customers), Cassa di Risparmio di Biella e Vercelli (101 branches and about 100,000 customers), Cassa di Risparmio di Parma e Piacenza (310 branches and about 630,000 customers), Banca Popolare FriulAdria (149 branches and about 280,000 customers) and Intesa Casse del Centro, which in turn controls a network of Banks in Central Italy that counts 307 branches and about 560,000 customers (CR Terni e Narni, CR Rieti, CR Viterbo, CR Spoleto, CR Foligno, CR Città di Castello, CR Ascoli Piceno and CR Fano).

The Corporate Division manages and develops relationships with large and medium-sized companies (turnover of over 50 million euro) and financial institutions through about 52 branches (for a total of about 20,000 customers in total). Services of the Corporate Division include deposits, overdrafts, discounting of notes, import/export loans, advances on contracts and invoices, medium-long term loans, payment services and brokerage, risk management and corporate finance services, including assistance in mergers and acquisitions and corporate valuations and restructuring. The Division also oversees the foreign network, consisting of branches (London, New York, Hong Kong, Shanghai and Tokyo), representative offices (Ankara, Beirut, Cairo, Mumbai, Moscow, Beijing, Seoul, Teheran, Tunisia and Warsaw) and foreign subsidiary banks specialized in corporate banking.

The Foreign Banks Division includes foreign subsidiary banks that carry out retail and commercial banking activities, with strong leadership positions in their respective areas. Including deals currently under completion, the Foreign Banks Division serves over five million customers with almost 1,300 branches. More specifically, the Foreign Banks Division includes the following Banks: Central European International Bank – CIB in Hungary, Privredna Banka Zagreb – PBZ in Croatia, Vseobecna Uverova Banka – VUB in Slovakia, KMB Bank in the Russian Federation, UPI Banka and LTG in Bosnia, Banca Intesa Beograd (formerly Delta Banka) in Serbia-Montenegro and Ukrsotsbank in the Ukraine.

Banca Intesa Infrastructures and Development, created in 2005, handles the relationships with central or local public entities and with government-owned companies through a complete offer of commercial and investment banking products and services, with a total of about 4,000 customers.

The product companies are headed by the Network and Corporate Divisions, with the dual function of developing the business Divisions and further expanding the market served by the Group. In particular, the Network Division oversees:

- Setefi, responsible for processing, issuing and acquiring activities for Group cards.
- Intesa Leasing, in charge of the Group's activities in the leasing sector.
- Intesa Mediocredito and Banca CIS, specialized in business loans and reporting to the Network Division due to the prevalence of small business customers served as compared to Large and Mid Corporate.

- The insurance companies Intesa Previdenza and Intesa Vita, in joint venture with the Generali Group, specialized in Bancassurance products.
- Crédit Agricole Asset Management SGR, joint venture with the French group, with a 35% stake held. The Intesa Group signed a distribution agreement in 2005, with a duration of twelve years, for placement by the sales network of the Intesa Group of managed savings products created by CAAM.

The Corporate Division, on the other hand, oversees Intesa Mediofactoring, company specialized in the factoring sector, and Banca Caboto, which is specialized in capital markets activities.

The agreement with Crédit Agricole

Crédit Agricole – one of the most important French and European banks – became shareholder of Nuovo Banco Ambrosiano in December 1989, acquiring part of the shares from one of the company's founding members, Banca Popolare di Milano, which intended to dispose of its stake.

Since then, this bank has had a significant role as shareholder of Banca Intesa, participating in the Shareholders' Agreement and also providing economic support for growth.

On 11 October 2006, Banca Intesa and Crédit Agricole, current shareholder of Banca Intesa with a 17.8% stake of voting capital, announced to the market the entering into an agreement (hereinafter, the **"Agreement")** on the following key points:

- the current agreements between Banca Intesa and Crédit Agricole in terms of asset management contain clauses that may represent limitations with respect to the activities of the New Group in this sector;
- Banca Intesa is interested in allowing the New Group to develop freely in the asset management sector;
- Banca Intesa is also aware of the fact that the New Group may be required to dispose of a certain number of branches in order to comply with antitrust regulations. It is therefore in its own interest to optimize the disposal of said assets;
- Crédit Agricole is interested in maintaining a strategic positioning in Italy, separate from Banca Intesa, and acquiring from the latter activities related to retail banking.

The Agreement envisages:

A) transfer from Banca Intesa to Crédit Agricole of:

1. the entire investment held in Cassa di Risparmio di Parma e Piacenza (equal to 100% of the capital) for a cash amount of 3.8 billion euro;
2. the entire investment held in Banca Popolare FriulAdria (equal to 76.05% of the capital) for a cash amount of 836.5 million euro;
3. 193 branches of Banca Intesa defined by the parties – to be assigned to the two aforementioned subsidiary banks – for a cash amount of 1,330 million euro;

B) development of the partnership between Banca Intesa and Crédit Agricole in asset management:

- development of a feasibility study on the possible establishment of a Pan-European joint venture in the asset management sector;
- should one of the parties not deem the establishment of a joint venture to be feasible, CAAM sgr will be wound up under the same conditions as those of the original sale of 65% of Nextra by Banca Intesa to Crédit Agricole. From the date of transfer of the branches (between 1 February and 31 March 2007) until 12 October 2007, Banca Intesa will be able to exercise a call option and Crédit Agricole a put option with respect to the assets amounting to 65% of Nextra Investment Management, sold by Banca Intesa to Crédit Agricole in December 2005, for an amount equal to the price paid last December (815.8 million euro), less the dividends collected in the meantime by Crédit Agricole and plus the cost of equity accrued during the period (calculated by applying an interest rate of 9% to 815.8 million). Crédit Agricole will keep the originally conferred asset management activities relative to institutional clients and will be able to distribute its own products via the retail networks acquired;
- until exercising of the call/put options, the current agreements will remain effective, amended by two issues of exclusive distribution: following the merger, Crédit Agricole will forgo the right to acquire companies of the Sanpaolo IMI Group operating in the asset management sector, and will consider branches of the Sanpaolo IMI Group as not belonging to the network covered under the distribution agreement;

C) maintenance of the current consumer credit agreements of the Intesa Group before the merger for three years, after which time the parties will reconsider the shareholder structure of Agos. A call/put option for disposal to Crédit Agricole of the 49% stake held in Agos by Banca Intesa will be exercisable.

The valuation of Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria and of the 193 branches subject to disposal is in line with the market multiples of comparable transactions and is confirmed by analyses carried out by the independent expert Prof. Paolo Jovenitti, appointed by Banca Intesa. Valuation of the assets representing 65% of Nextra Investment Management and sold at the end of 2005 has also been corroborated by said independent expert.

Sanpaolo Imi appointed Prof. Enrico Filippi and Prof. Carlo Pasteris to carry out the same valuation analysis. The two experts have issued their opinions on the congruity of the prices agreed within the aforementioned Agreement.

The main economic and balance sheet data for the assets subject to the sale are provided in the following table:

Table 3

Data at 30 June 2006	**CR Parma e Piacenza**	**Banca Popolare FriulAdria**	**Branches**
Number of branches *(units)*	310	149	193
balance sheet data (€/billion)			
Loans	12.5	4.0	5.0
Direct deposits	13.0	3.4	7.6

Indirect deposits	27.6	5.2	11.3
Net shareholders' equity	1.1	0.5	n.a.
economic data (€/million)			
Net operating income	389	127	220
Income from operations	226	65	90
Net profit	121	30	50

The Board of Directors of Banca Intesa approved the Agreement on 12 October 2006. Finalization of the agreement is subject to authorization by the relevant authorities, as well as stipulation of the deed of merger.

Payment of the total amount of approximately 6 billion euro for the sale of Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria and the 193 branches will result in a capital gain of around 4 billion euro for Banca Intesa.

The overall terms and economic and equity impacts of this agreement have been taken into consideration in this Report.

As part of the Agreement, Crédit Agricole also indicated its interest in remaining a shareholder of the New Group, reducing, however, its stake to less than 5% of the post-merger capital and withdrawing from agreements with other shareholders of Banca Intesa (in this regard, see below).

Table 4 Key figures and balance sheet indicators of the Intesa Group [*]

Balance sheet

(in millions of euro)

Assets	30.06.2006	31.12.2005	30.06.2005 restated [*]
Financial assets held for trading	51.160	51.067	60.831
Other financial assets [1]	7.307	7.189	7.330
Due from banks	29.338	27.111	26.652
Loans to customers	176.023	169.478	157.702
Property, equipment and intangible assets	4.211	4.280	3.419
Tax assets	2.817	3.096	3.148
Other assets	9.341	11.314	11.941
Total Assets	**280.197**	**273.535**	**271.023**

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005	30.06.2005 restated [*]
Due to banks	36.598	31.771	33.250
Direct customer deposits [2]	193.761	187.590	182.072
Financial liabilities held for trading	16.750	21.249	26.217
Tax liabilities	1.658	1.091	1.288
Allowances for specific purpose [3]	2.856	2.834	2.802
Technical reserves	-	-	-
Other liabilities	10.997	11.494	10.013
Share capital	3.613	3.596	3.596
Reserves [4]	11.520	10.056	9.956
Valuation reserves	968	829	629
Net income	1.476	3.025	1.200
Total Liabilities and Shareholders' Equity	**280.197**	**273.535**	**271.023**

[*] Figures recalculated according to Bank of italy instructions issued on 22/12/2005)

[1] Sum of captions 30, 40 and 50

[2] Sum of captions 20 and 30

[3] Sum of captions 110 and 120

[4] Sum of captions 170, 180, 200 and 210

Statement of income

Captions	30.06.2006	30.06.2005 Reclassified (*)	% change
Economic data (millions of euro)			
Net interest	2,773	2,627	5.6
Net commissions	1,845	1,764	4.6
Profit (losses) on financial trading activities	531	336	58.0
Net operating income	5,261	4,841	8.7
Operating expenses	-2,640	-2,528	4.4
Income from operations	2,621	2,313	13.3
Net adjustments to loans	-372	-312	19.2
Net profit	1,476	1,200	23.0

Captions	30.06.2006	31.12.2005 Reclassified (*)	% change
Balance sheet data (millions of euro)			
Loans to customers	176,023	168,767	4.3
Financial assets / liabilities held for trading	34,410	29,818	15.4
Available-for-sale financial assets	4,828	4,380	10.2
Fixed assets	8,834	9,188	-3.9
Total assets	280,197	273,760	2.4
Customer deposits	193,761	187,207	3.5
Indirect customer deposits	293,926	287,800	2.1
of which managed	58,006	59,045	-1.8
Net interbank position	-7,260	-4,576	58.7
Net shareholders' equity	16,832	16,705	0.8

Operating structure	30.06.2006	31.12.2005 Reclassified (*)	absolute changes
Number of employees (#)	58,301	57,484	817
of which: Italy (#)	42,521	42,062	459
Foreign	15,780	15,422	358
Number of bank branches	3,900	3,851	49
of which: Italy	3,129	3,106	23
Foreign	771	745	26

Table 5

Main Group Companies



Chairman
GIOVANNI BAZOLI
Chief Executive Officer
CORRADO PASSERA
Banca Intesa Infrastrutture e Sviluppo[(1)]
F.Tr. (Tax Collection)
Corporate Division
Banca Caboto
Zao Banca Intesa (Russian Federation)
Société Européenne de Banque (Luxembourg)
Intesa Bank Ireland
Intesa Mediofactoring
Retail Division
Intesa Private Banking
Setefi
Intesa Mediocredito
Banca CIS
Intesa Previdenza
Intesa Leasing
Setefi
CAAM SGR
Intesa Vita
Agos
Italian Subsidiary Banks Division
CR Parma
FriulAdria
Intesa Casse del Centro
Banca di Trento e Bolzano
Biverbanca
CR Ascoli Piceno
CR Città di Castello
CR Fano
CR Foligno
CR Rieti
CR Spoleto
CR Terni e Narni
CR Viterbo
International Subsidiary Banks Division
Banca Intesa Beograd (Serbia and Montenegro)
Central European International Bank (Hungary)
KMB Bank (Russian Federation)
Privredna Banka Zagreb (Croatia)
UPI Banka (Bosnia and Herzegovina)
Vseobecna Uverova Banka (Slovakia)

(1) Subsidiary bank specialised in Public & Infrastructure Finance.
* Jointly-controlled or associated company, carried at equity.

THE NEW BANKING GROUP

A large European bank

The merger between Sanpaolo IMI and Banca Intesa is a significant event for the banking sector and the Italian economy in general, creating a top-notch operator able to compete in the financial services sector at the European level.

The New Group will be the leading operator in the national banking sector, with a market share of around or greater than 20% for all products and services, due to an excellent degree of geographic and business complementarity. In terms of both capital and economic resources as well as market capitalization, it will occupy top positions in the European rankings, able to count on a wealth of customer relationships that is unique in Italy – 12 million retail customers – and very significant at the continental level, with over 6 million customer relationships in other countries.

The structural homogeneity and similarity of the organizational models of the two Groups will allow for the achievement of significant synergies in the merger, as well as economies of scope in those areas of production in which specialization of the offer and product innovation take precedence, according to the experiences of the major European banking groups.

The leadership position and the new size, with consequent advantages in terms of productive efficiency, will enable the New Group to pursue significant levels of value creation that may translate into a benefit for the entire Italian productive system, as well as for customers (in terms of conditions, product range, overall performance) and shareholders.

The New Group, already taking into account the transactions set forth under the Agreement with Crédit Agricole, will have a solid capital base (greater than 50 billion euro, with almost 44 bn euro in total pro forma regulatory capital at 30/06/06 and a Tier 1 ratio of approximately 10%) and will move towards the achievement of maximum profitability objectives (the net profit target for 2009 is estimated at about 7 billion euro[1]). Profits generated will strengthen the capital levels of the New Group, while maintaining a dividend payout equal to almost 60%.

The merger of the two banks will produce substantial benefits for customers, who will have access to the best products currently available from the two Groups and, above all, to new products offered at increasingly competitive conditions. Due to the greater capacity to carry out investments in technology, promote innovation and attract and retain talent, the New Group will be able to improve the overall level of service and performance.

This New Group will represent a reference point for our Country, becoming the unifying hub for the extended Milan-Turin metropolitan area, and strengthening the bond with local entities in the North, Centre and South of Italy. As such, it will constitute an important driving force for growth of the economy, ensuring support for new investments in public works and supporting Italian companies in their activities, both nationally and internationally.

[1] Figure including the synergies and before the merger costs of 2009

The creation of solid foundations at the national level, together with the significant value generated by the transaction, represent an opportunity for growth which, once the merger has been completed, will allow the New Group to undertake projects and initiatives for international expansion, otherwise denied to the two institutes on an individual basis.

In particular, the New Group will be market leader in Italy:

- in terms of distribution network, with about 5,500 branches corresponding to a market share of over 17% and complete and uniform geographic coverage of the entire country, particularly widespread in the wealthiest regions;
- in the Retail, Private and SME segments, due to a retail customer base that is 12 million strong; direct deposits of about 273 billion euro by customers in Italy and a leadership position in the placement of asset management products and life insurance policies, where it will enjoy a market share of 31% of funds placed and 28% of new life insurance premiums collected through the banking and postal channel; a leading position in the residential mortgages segment, with over 10.7 billion euro in stock;
- in Corporate & Investment Banking, where it will be by far the leading national operator, with an overall share of almost 20% of total loans to companies. The New Group will be a powerful main player in factoring, trade finance, and in the areas of project and acquisition finance and syndicated lending. It will also become the key Italian operator in the capital markets segment, achieving a significant critical mass in market-making activities;
- in the Public Entities and Infrastructures sector, where it will achieve the position of leading specialized operator, with over 23 billion euro in financing to customers (including securities) and a market share estimated at around 22%. Backed by this strong position in Italy, the New Group will explore opportunities to expand business to the rest of Europe, optimizing on its expertise in the sector and on the consolidated presence of the New Group abroad;
- in Asset Management and Bancassurance where with Eurizon, market leader in the promotion and management of mutual funds with a market share of 19%, and Eurizon Vita, in third place in terms of the issuance of insurance premiums in the life branch, it will further benefit from the Agreement between Banca Intesa and Crédit Agricole in Asset Management.

It will also enjoy a strong positioning in Central and Eastern Europe:

- it will be the sixth largest in the area in terms of assets, with an active presence, based on the current scope, in 10 countries and about 850 branches, with total assets of 23 billion euro. Following completion of the acquisition in the Ukraine, said scope will expand to 10 countries and approximately 1,370 branches and total assets of 25 billion euro.
- More specifically, it will be present in the following countries:

- Serbia, through Banca Intesa Beograd, second largest bank in the Country (with a market share of approximately 11%) and where Sanpaolo IMI is currently in the process of acquiring Panonska Banka, which has a market share of around 2%;
- Croatia, through PBZ, second largest bank in the Country (with a market share of approximately 18%) and specific expertise in the monetics sector (credit cards);
- Slovakia, through VUB, second largest bank in the Country (with a market share of about 16%) and specific expertise in consumer credit;
- Hungary, through CIB and IEB, which together represent the third largest banking group in the Country, with a market share of about 9%;
- Bosnia, through UPI, fifth largest bank in the Country, with a market share of about 4%;
- Albania, through BIA, fifth largest bank in the Country, with a market share of 5%;
- Slovenia, through Banca Koper, sixth largest bank in the Country, with a market share of approximately 6%;
- Russia, through KMB Bank, leader bank in the small business sector;
- Romania, through Sanpaolo IMI Bank, with a market share of 1%;
- Ukraine, where the acquisition of Ukrsotsbank by Intesa (under completion) would allow the New Group to become the fifth largest bank in the Country, with a market share of 5%.

Strategic objectives and lines of development

As has been mentioned, the Framework Agreement has defined the "Guidelines" for the merger of the two banks. Based on said guidelines, Sanpaolo IMI and Banca Intesa have therefore developed a merger plan that outlines, in the regulations for defining the Industrial Plan, the principal lines of strategic development of the New Group. In this context, the following objectives were considered qualifying:

- *Consolidating excellence in relationships with customers*, through a significant focus on product/service innovation – obtained also via the greater investment capacity made possible by the merger –, widespread coverage of the entire country and universal implementation of best practices in terms of operations and management of the two Groups;
- *Achieving and maintaining clear cost leadership*, due to economies of scale in the product factories and in the service/support activities and to the synergies in governance and control functions;
- *Encouraging personal and professional growth of employees*, in order to develop the quality and motivation of human resources, a key success factor for the New Group. In fact, creation of a Group leader in Italy with ambitions of international growth will offer new professional development opportunities for both current employees as well as for talented new resources that the New Group will be able to attract;
- *Supporting growth of the Country*, through the financing of large works and support of corporate growth both nationally and internationally, development of local businesses and the innovation and modernization of public administration;
- *Significantly strengthening presence abroad*, benefiting from the strong growth potential of the Foreign Banks already controlled in Central and Eastern Europe and creating the conditions to develop further geographical diversification in the future;

- *Optimizing the risk profile and capital management*, taking advantage of the excellent asset quality of the two Groups and of the sophisticated risk management processes/tools.

The principal action points in the five macro-areas into which the New Group's activities will be organized and to which the business lines of the new organizational structure will correspond are provided below.

Lines of development in Retail, Private and SME

For its retail, private and SME activities, the New Group proposes to share the benefits deriving from its leadership position with its customer base, optimizing on the advantages resulting from the bigger size and national presence and, at the same time, on its widespread presence across the country, by virtue of the territorial bank model adopted.

In each territory, the New Group will operate with the objective of developing strong ties, providing customers (retail, private and SME) with the financial tools for realization of their respective projects.

The physical channels will be accompanied by a high-quality network of remote channels - phone banking, mobile banking and internet banking.

A review of the distribution structures, already initiated individually by the two Groups, in conjunction with the further rationalization achievable through the merger of networks and product innovation resulting from investments in technology, will lead to very high levels of effectiveness – quality of operations and service – and efficiency – lower unit costs – with significant advantages for customers in terms of simplicity and costs of services.

Lines of development in Corporate & Investment banking

The mission of the Corporate & Investment Banking division will be to support the balanced and sustainable development of medium/large companies and financial institutions with a medium-long term view, both nationally and internationally, through the building of consolidated relationships based on:

- the capacity to manage the relationship from the "global partnership" point of view, based on in-depth knowledge of the corporate strategies and a complete offer of financing services and financial consulting able to support them;
- an active role in the corporate growth process, establishing itself as leader in the domestic market for investment banking and structured finance activities;
- strong international growth, to support both Italian clientele as well as selected foreign clientele, in specific product areas such as structured finance and trade finance;
- leadership in the financial markets, by taking advantage of the critical mass of transactional flows originating from customers of the New Group, consistently with the opportunities offered by the European regulatory system and by the evolution of technologies, as well as by building a selective and sustainable positioning on the secondary credit markets.

A key element of the New Group's growth strategy in Corporate & Investment Banking will be continuous improvement in its risk management capacity through a combination of the best, methods, tools and processes of the two Groups and more complete information on customers.

Lines of development in the Public Entities and Infrastructures sector

In this sector, the New Group will be involved in the financing of infrastructures and services for public utility, with specialized product teams and a dedicated network that will maintain close ties with the territory (Municipalities, Provinces, Regions, local companies, etc.). Activities will expand to include financing of universities and public research, participating in large urban and territorial development projects.

Taking advantage of its distinctive competences and of the critical mass developed in Italy in this sector, the New Group will also be involved in identifying and pursuing development opportunities abroad, particularly with respect to the financing of public works in Strategic Countries for the New Group.

Lines of development in Foreign Banks

First of all, the New Group aims to consolidate and strengthen its presence in Central-Eastern Europe and, eventually, in the Mediterranean Basin, and to repeat the high growth rates achieved in recent years in its historical locations and develop the most recent acquisitions, with the final objective of achieving a leading position in all countries in which it is present.

To this end, in addition to a gradual process of simplification of structures in those countries (especially Hungary and Serbia) in which the New Group will have more than one commercial bank as a result of the merger, the construction of a consolidated "regional" technological and operating platform serving all banks of the New Group in Central-Eastern Europe will be evaluated, with the objective of improving the efficiency and quality of operations and facilitating the integration of any other banks acquired.

Lines of development in Asset Management and Bancassurance

The Agreement stipulated on 11 October by Banca Intesa and Crédit Agricole opens up new opportunities in this area, strengthening the development prospects of Eurizon.

This company may therefore confirm the plan for organic and external growth already initiated, which includes strengthening of the distribution model, development of new proprietary sales channels and acceleration in product innovation.

There are substantial opportunities for development in this sector, both on the demand side, in terms of new pension products, medium-term savings and the protection of people and their income, as well as on the supply side, in consideration of the consolidation processes underway among operators and the trend towards progressive separation of service "producers" and "distributors" on the market.

The business model and the organizational structure

The business model of the New Group, backed by the strong existing compatibility between the Sanpaolo Imi and Banca Intesa models, will be such as to allow rapid convergence of production processes and integration of the commercial structures. The principal strategic choices under said model include:

- the presence of an operational Parent Bank with clear management responsibilities over the New Group;
- the strengthening, in terms of distribution, of the territorial bank model, with the assignment of a single brand to each specific territory. More specifically, the networks of Sanpaolo IMI and Banca Intesa will be combined to create a single brand and a geographical presence that does not overlap with that of local banks. Commercial coordination will be ensured by marketing structures of the group specialized by customer segment;
- the creation of a business unit responsible for the relationship with mid and large corporate customers which operates across the entire country.

The organizational structure will therefore be based on a Parent Bank that carries out operations, directly or through subsidiaries, in the following macro business areas:

- Territorial Bank Business Unit
- Corporate & Investment Banking Business Unit
- Public Entities and Infrastructures Business Unit
- Foreign Banks Business Unit
- Eurizon Financial Group Business Unit


PARENT BANK
TERRITORIAL BANK
CORPORATE & INVESTMENT BANKING
PUBLIC ENTITIES AND INFRASTRUCTURES
FOREIGN BANKS
EURIZON FINANCIAL GROUP

The Parent Bank resulting from the incorporation of Sanpaolo IMI in Banca Intesa will have registered offices in Turin and operating headquarters in Turin and Milan. It will be responsible for the management, governance and control of the entire Banking Group.

Central Functions of Governance and Control

The central governance and control functions will be distributed in a well-balanced manner between Milan and Turin, taking into consideration their respective strategic and operational importance. The activities of the two with respect to the Business Units will be exercised in such a way as to ensure the required homogeneity and uniformity of action to the New Group as a whole, allowing optimization of the synergies of scale linked to the merger.

The Business Units will be organized into *Divisions*, with the exception of the Public Entities and Infrastructures Business Unit and the Eurizon *Financial* Group, which will operate as companies.

Territorial Bank Business Unit

The Territorial Bank Business Unit will be based in Turin, with the mission of serving retail (households, affluent, small business*)*, private and SME customers of the New Group in Italy. It will be structured and managed by pursuing the widespread command of areas in which it has strong roots, through promotion of the local brands of the banks through which Sanpaolo IMI and Banca Intesa currently operate and the central role of the Area/Bank Manager as a point of reference for the New Group within the specific area. This model requires coverage of the national market to be assigned to the predominant brand in each local context or, alternatively, to the historical brand of a Bank Network or the Parent Bank.

To this end, Cassa di Risparmio di Padova e Rovigo S.p.A. (Cariparo), Cassa di Risparmio in Bologna S.p.A. (Carisbo), Banco di Napoli and Friulcassa will be identified, respectively, as the reference banks for the Veneto region (with integration of Cassa di Risparmio di Venezia S.p.a.,Carive), the Emilia region, the four southern regions (Campania, Basilicata, Puglia and Calabria) and the Friuli Venezia Giulia region, with expansion of the distribution network through assignment of all branches of the New Group operating in the respective territorial areas.

Regarding Private clientele, the New Group will acquire access to a wealth of unique relationships with high-standing customers, and the right conditions will be in place to provide this segment with a distinct and specialized offer, via creation of a large Private Bank with the advantages of specialization of know-how and brand.

The New Group will operate in the Private segment with a widespread structure consisting of about 190 branches and specialized private points. The foreign units of the Group operating in the sector, particularly in Luxembourg and Switzerland, will also be part of this plan and will be rationalized as well.

This Business Unit will also manage the organizational units/companies engaged in supplying parabanking products/services for Retail and SME customers as regards: i) consumer credit, ii) leasing and business loans, iii) payment card issuing, processing and acquiring. In these categories, rationalization and integration of the corporate structures with an analogous scope of activities will be carried out, with the objective of compiling an integrated products catalogue by benefitting from the expertise and best practices of the New Group.

Regarding consumer credit, the Neos platform will be developed, with maintenance of the relative headquarters in Bologna and concentration of the consumer credit initiatives of the New Group in Neos.
Furthermore, the widespread entrepreneurship and exporting sector of the North-East will be developed, with establishment of a central hub for import-export services based in Padua.

Corporate & Investment Banking Business Unit

The Corporate & Investment Banking (C&IB) Business Unit will serve the Mid and Large Corporate and Financial Institutions customer segments.

This Business Unit will be responsible for the products/services falling under the categories of: corporate banking, investment banking, capital markets, merchant banking, private equity and factoring.

The Corporate & Investment Banking Business Unit will work in close contact with the Territorial Bank and Public Entities and Infrastructures Business Units with respect to providing products and services, also to its respective customers that should require so, cooperating in the development of a dedicated product range.

Similarly to that of SME, corporate clientele will be served by specialized distribution structures, utilizing the branches of the Territorial Bank Business Unit to carry out transactions.

Growth and development of the private equity activities in Bologna is planned.

Public Entities and Infrastructures Business Unit

The mission of this Business Unit will be to offer financing services, project financing and consulting to Government, Public Entities, Local Authorities, Public Utilities and General Contractors.

Sanpaolo IMI and Banca Intesa currently operate in the sector through two specialized banks: Banca OPI and Banca Intesa Infrastrutture e Sviluppo. The similarity of operating models and of the offer structure will enable rapid integration of the two banks, creating an entity of significant importance for the development of the Country.

Foreign Banks Business Unit

The mission of the Foreign Banks Business Unit will be to oversee the activities of the New Group on foreign markets in which it is present through subsidiary commercial banks, and it will be responsible for:

- defining the strategies of the New Group with respect to the direct presence on foreign markets, with systematic exploration and analysis of new growth opportunities;
- coordinating operations of the foreign banks;
- managing relationships with foreign banks through the centralized structures of the Parent Bank and with branches or other foreign offices of the Group.

Eurizon Financial Group Business Unit

Eurizon operates in the following markets:

- asset management, through the asset management companies Eurizon Capital SGR and Fideuram Investimenti;
- life insurance, through Eurizon Vita;
- protection of individuals and capital, through Eurizon Tutela;
- asset gathering and financial consulting, through Banca Fideuram.

The company has a proprietary distribution channel composed of about 4,000 private bankers of Banca Fideuram and Sanpaolo Invest, and recently confirmed the distribution agreement (with new expiry in 2015) with the sales network of Sanpaolo IMI (and its subsidiaries) in asset management, life insurance, assurance and casualty branches.

The stock market listing process will be completed within 2007, maintaining the current scope and, where possible and feasible, the plan already defined, save any further enhancement and expansion of the scope of activities as a result of the reorganization following the Sanpaolo IMI-Banca Intesa merger.

Implementation plan and management of the transition phase

The experience gained by the two Groups in managing prior mergers will be of fundamental importance in the implementation phases of the merger.

Necessary measures will be adopted in order to ensure maximum protection during the transition phase for commercial operations, for the level of customer service and for full continuity of financial and credit services.

Full convergence of the following will have to be achieved in the shortest time possible: (a) the valuation processes and logic regarding credit ratings and loan approval, (b) the systems and methods for risk management and control, (c) the administrative and reporting procedures.

In particular, the process for adoption of a single information system will be launched immediately. Migration towards a single IT platform, which can be carried out in a time span of 12-18 months, will enable the New Group to achieve full uniformity of the operating processes, thereby constituting the qualifying lever for important cost synergies, also as a result of the centralization and automation of support services.

In this context, the expertise and employment levels of the Technological Hub of Moncalieri will be optimized and protected.

During the phase that will begin at the effective date of the merger and end with integration of the IT systems, operations of the New Group will be guaranteed by two "Super Business Units" (Banca Intesa and Sanpaolo IMI), which will have a variable configuration according to their similarity to the future organizational model.

During this phase, a planning and integration department reporting directly to the New Group's management will be created and will be responsible for guiding and controlling the convergence process and minimizing the operating risks in implementation of the strategy.

Expected results and synergies

The New Group is in a position to strive for ambitious economic results, since it combines the power of two banks that have already expressed significant business plans and profit results on an individual basis, and whose combination can give way to further opportunities for growth and improvement in operating efficiency.

In fact, the merger of the two Groups will produce substantial synergies to be added to the objectives already established in the stand-alone plans.

Pre-tax synergies for approximately 1,550 million euro are expected in 2009 – of which about 980 million euro from costs, equal to 63% of the total and corresponding to 10.6% of aggregate pro forma costs for 2005.

Savings are expected to derive mainly from the rationalization of the central structures and back offices, the centralization of purchases and the renegotiation of external contracts, as well as the unification of IT systems.

Synergies in terms of revenue are expected to be about 580 million euro, equal to 37% of the total and corresponding to 3.5% of pro forma aggregate revenues in 2005, with retail accounting for 400 million euro and corporate for 180 million euro. Synergies in terms of revenue are expected to derive specifically from greater territorial ties enabling an increase in the levels of cross-selling and wallet share, due to increasing competitive capacity in terms of pricing, and the alignment of the New Group to internal best practices.

Lastly, one-off merger costs are estimated to be about 1,550 million euro before taxes for the period 2007-2009, resulting from costs related to excess personnel and retraining , IT systems for 300 million euro,advertising and communications initiatives, and rebranding.

The main post-synergies objectives of the New Group are the following, to be confirmed in light of the Business Plan of the New Group, which is expected to be prepared by the first half of 2007, once the merger has been completed and all the major management positions defined:

- 2009 net profit of about 7 billion euro;
- 2005-2009 average annual compound growth in net profit of 14.9%, adjusted for the main non-recurring components recorded in 2005;
- improvement of about 14% in 2009 EPS following the synergies,
- dividends distribution equal to at least 60% of net profit, with the possibility to return excess capital to shareholders – also in light of the significant value creation expected – despite a high degree of capitalization and a sizeable plan for investment in innovation and human capital;
- 2009 income from operations of approximately 13.4 billion euro, with 2005-2009 average annual compound growth of 16.9%.

The stand-alone projections were prepared on the basis of the current business plans of the two Groups (the 2005-2007 Plan of Banca Intesa and the 2006-2008 Plan of Sanpaolo IMI), updated by taking into account: a) the results achieved so far (2006 Half Year Report), b) a single economic scenario shared and updated with respect to that originally hypothesized during preparation of the plans; c) "dragging" of these amounts to 2009.

The New Group will be created from solid capital foundations, and the expected income flows will allow maintenance of high pay-out rates and will guarantee resources for new growth investments, albeit with high Regulatory ratios. Core Tier 1 capital will be

maintained above 7% for the entire three-year period considered, and the total capital ratio above 10%.

CRITERIA USED FOR DETERMINATION OF THE EXCHANGE RATIO

Purpose of estimating the exchange ratio

As indicated in the Framework Agreement, a temporary exchange ratio was determined for purposes of the merger, equal to 3.115 ordinary shares of Banca Intesa (newly issued) for each share (ordinary or preference) of Sanpaolo IMI.

For the purposes of determining the definitive share exchange ratio for the merger, Sanpaolo IMI has sought the collaboration of a qualified external consultant, namely the investment bank Citigroup.

The valuations conducted by the advisor were aimed at expressing a comparative estimate of the economic capital values of the banks involved in the merger and are to be considered solely in relative terms and with limited reference to the specific subject transactions.

Firstly, it is noted that the merger provides for the exchange of both ordinary and preference shares of Sanpaolo IMI (held by Compagnia di San Paolo and by the Cassa di Risparmio in Bologna and Cassa di Risparmio di Padova e Rovigo Foundations) with ordinary shares of Banca Intesa according to a single exchange ratio. This is in consideration of the fact that the articles of association of Sanpaolo IMI (art. 6) provide for the preference shares to be automatically converted into ordinary shares as a consequence of transfer to third parties.

For this reason, and taking into account the instructions contained in the Framework Agreement, for the purposes of determining the exchange ratio, preference shares of Sanpaolo IMI were treated in the same manner as the ordinary shares.

Documentation examined

- Citigroup used publicly-available information and data provided by management of the two Banks in its valuations.

Result of the due diligence

The legal, accounting and administrative due diligence – required by the Framework Agreement - did not reveal any significant variations of the economic values taken into consideration in calculating the temporary exchange ratio, or facts, actions or circumstances that would require an adjustment of said ratio.

Reference date for the estimate

The reference date for the valuations coincides with that of the advisor's report, taking into account the fact that, based on the information available and used, during the period between the last consolidated reports from the two Banks and the report date, no events occurred – except for the aforementioned Agreement with Crédit Agricole , which has been taken into account – that would significantly modify the capital, economic and financial profile of the same.

Valuation principles

Considering the purpose of the valuations carried out to be determination of the exchange ratio and, therefore, of the economic values of the two merging companies, the advisor used the homogeneity principle with respect to the valuation criteria applied, suitable to express a comparative estimate of the aforementioned economic values.

In particular, the valuations were carried out under the assumptions of: i) operating autonomy of the banks (stand-alone scenario), ignoring the impact of possible synergies and extraordinary costs resulting from the Merger, and ii) significance of the relative market prices, characterized by sufficient free float, high liquidity and extended coverage of research.

The actual type of transaction was designed and structured by Sanpaolo IMI and Banca Intesa as a "Merger of Equals"; therefore, a "Control Premium" was not applied. Said principle is confirmed in the terms of the Framework Agreement, in the documentation for the Merger and in other items, such as the relative weight of reference shareholders of each of the two banks in the voting capital of the New Group.

Valuation methods used

The estimate of economic values for Sanpaolo IMI and Banca Intesa for the purposes of calculating the exchange ratio was carried out by the advisor using several valuation methods, both market-based and analytical.

The following valuation methods were selected by the advisor for preparation of the report:

- Market Value Method (based on share price)
- Target Price Method (by financial analysts)
- Comparable Listed Companies Method
- Dividend Discount Model (or DDM)
- Contribution Analysis Method
- Comparable Transactions Method

In applying the above methods, Citigroup considered the characteristics and limitations implicit in each, based on the professional valuation practices normally used in the banking sector. The valuations and conclusions reached by Citigroup are to be interpreted in the light of several limits and difficulties encountered in performing the analysis, illustrated below.

Any valuation impacts from events subsequent to the merger announcement date are reflected in the DDM and Comparable Listed Companies Method (as defined below).

A description of each of the valuation methods used in the analysis is provided below.

Market Value Method

Under the Market Value Method, a company is assigned a value equal to that attributable by the stock exchange in which its shares are traded.

According to this method, the prices of shares of listed companies, if significant, represent the most reliable indicator of the value of a company, as they incorporate all publicly-available information regarding the company itself, being the result of a systematic arbitrage process by market operators that reflects their opinions regarding profitability profiles, solidity of capital, risk levels and future growth potential of the company being valued.

In said context, a company's share prices are considered significant when:

a. the markets in which the shares are traded have a high efficiency level;
b. the shares under consideration have high liquidity;
c. the time period in question is such as to neutralize any events of an exceptional nature that give rise to short-term fluctuations and/or speculative pressures.

Regarding Sanpaolo IMI and Banca Intesa, Citigroup believes that their respective ordinary shares, in fact, share characteristics making their prices and, therefore, the resulting exchange ratios extremely significant; in particular:

- efficient markets: the shares are listed on the Italian Stock Exchange, the sixth largest European market in terms of market capitalization and the fourth largest in terms of trading volume;
- sufficient free float: on 23 August 2006, upon announcement of the Merger, the respective free float of Sanpaolo IMI and Banca Intesa has a market value of about 16 billion euro and 15 billion euro, respectively;
- high liquidity: over the last year, Sanpaolo IMI and Intesa stock each recorded daily trading values of over 100 million euro, respectively becoming the 7th and 9th most liquid stocks of the MIB30.
- extended coverage of research: there are about 30 brokerage firms, mostly international, which regularly publish analyses of the two companies.

Over the last three years, market performance of Sanpaolo IMI and Banca Intesa stock has been significantly aligned up to announcement of the Merger: the differential has not exceeded 5.3% (a favor of Sanpaolo IMI) over a period of one year, and is equal to 0.4% (in favor of Sanpaolo IMI) over a period of three years.

To eliminate the effects relative to the announcement of the Merger and the relative speculative pressures, prices recorded by the two stocks subsequent to 23 August 2006 were not taken into consideration.

In analyzing the market prices, simple arithmetic means of the closing share prices of Sanpaolo IMI and Banca Intesa were used, as well as detailed observation of the minimum and maximum values during pre-defined periods of time considered to be reasonable. In addition, preference was given to the more recent prices of the two stocks, as these were considered more representative of the capital, income and financial situation of the Banks.

Method using Target Prices by Financial Analysts

Application of this method consists of the analysis and comparison of the ratio of target prices defined for Sanpaolo IMI and Banca Intesa by brokerage firms that have published research on both Banks. It is based on the assumption that said target prices, periodically suggested by analysts for the stocks of the major listed companies, provide a quantitative indication of the economic value of the company and, therefore, of the potential valuation of the stock on the market over the medium term. In regard to this method, the advisor pointed out the difficulty in using target prices which were potentially non-homogeneous, and having dispersal over time.

In order to reduce such difficulty, for this analysis the advisor used selected target prices provided by a single source, i.e. Reuters. Moreover, the target prices that included the impact of the Merger were excluded, where possible.

Comparable Listed Companies Methods

According to these methods, the value of a company is determined by using information provided by the market with respect to companies having similar characteristics to the company being valued.

The following methods were used to determine the exchange ratio:

i1 Market Multiples Method

The market multiples method is based on the analysis of Stock Market prices of a sample of companies comparable to the subject company. This method is based on the general assumption that in an efficient market and in the absence of speculative transactions, the Stock Market price of shares of a company reflects market expectations regarding the growth rate for future profits and the degree of associated risk.

Considering the close connection between significance of the results obtained and similarity, from an operating and financial point of view, between the companies included in the reference sample and those subject to valuation, the advisor carried out a careful selection of the reference sample, while pointing out the difficulties in identifying banks which are fully comparable from an operating and financial point of view to the two banks under valuation.

Therefore, for purposes of the present analysis, two sample groups of homogenous banks were selected:

a. an Italian sample, including the major Italian banks with an established national or multi-regional presence, whose prices showed highly significant characteristics;
b. a European sample, including the main European banks with characteristics considered to be similar to those of Sanpaolo IMI and Intesa.

In both samples, the stocks exhibit a good degree of liquidity and do not regard companies whose prices may be influenced by particular contingent situations.

In calculating the Stock Market value of the companies included in the sample, the last available price on 6 October 2006 was used.

Based on the characteristics of the credit sector and on market practices, the following multipliers were selected:

- ratio of price/prospective profits ("P/P")
- ratio of price/adjusted net shareholders' equity ("P/AE")

Regarding the expected data for 2006, 2007 and 2008 used in the analysis with respect to the companies included in the Italian and European samples, estimates provided by Thomson Financial and expressing the approval of financial analysts were used. For Sanpaolo IMI and Banca Intesa, Citigroup used the Updated Projections, also having verified consistency with the respective Consensus estimates.

The adjusted net shareholders' equity was calculated by adjusting the net shareholders' equity, at 30 June 2006, of the companies considered, in order to take into account a series of adjusting items, the most important of which is the deduction of intangible assets.

2. *Linear Regression Method*

The Linear Regression Method estimates the value of economic capital of a bank based on the existing correlation between the prospective profitability of the bank's own capital and the relative premium, or discount, expressed by the stock market prices with respect to the adjusted net shareholders' equity of the same.

This correlation can be represented by a statistical regression of profitability data (expressed by the expected Return on Average Equity or RoAE) and by the ratio of market capitalization and net shareholders' equity for a significant sample of banks. The parameters of this ratio, if considered to be statistically significant, can be applied to the prospective RoAE and to the adjusted net shareholders' equity of the company being valued, in order to determine the theoretical value that would be assigned by the market based on the correlation.

Similarly to the Market Multiples Method, in order to reflect the characteristics of Sanpaolo IMI and Banca Intesa, Citigroup used a sample consisting of both Italian and European listed banks. This method also demonstrates an intrinsic limit of lack of full comparability of the selected banks. In order to increase the statistical significance of the

regression, the sample used is a combination of the Italian and European sample used in applying the Market Multiples Method.

3. Sum of the Parts Method

According to this method, the company value is defined as the sum of the values attributed to the main areas of business in which it operates, where said value is calculated using approximate Market Multiples for each area of business. Its application involves identification of the significant activities (namely the "Parts"), allocation of an amount of capital to each area of business and selection of the most appropriate methods for the valuation of each Part.

The economic value of the company is therefore equal to the algebraic sum of the valuations of the individual Parts, adjusted for the excess or deficit of capital of the company with respect to the total capital allocated.

Dividend Discount Model ("DDM")

The Dividend Discount Model (hereinafter, DDM) is based on the assumption that the value of a bank is equal to the present value of future cash flows available for shareholders of the same, assumed to be equal to the amount of dividends that can be distributed by the bank maintaining a capital structure sufficient to sustain expected future growth. Said flows, therefore, are regardless of the dividends policy actually planned or adopted by the bank.

Based on this method, the value of a bank is equal to the sum of the discounted values of the future dividends and the terminal value of the bank. The discount rate for the dividends, defined as the Cost of Equity, is calculated according to the Capital Asset Pricing Model or CAPM.

Application of this criterion involves estimating the future dividend flows generated during the period 2006-2015, after which time the value of the Banks has been calculated via the Terminal Value. Changes in the statement of income and balance sheet information for the years 2006-2009 are based on stand-alone financial projections prepared by the management of Sanpaolo IMI and Banca Intesa in the context of the Merger and relating to the period 2006-2009 (hereinafter "**Updated Projections**").In this regard, the advisor reported the possible existence of non-homogeneous elements in the economic forecasts considered, while pointing out the inertial growth hypotheses which were applied for their development.

Moreover, the advisor confirmed his verification of the consistency of the Updated Projections with the Consensus estimates by Financial Brokers selected based on the publication date of the latest research and the comparability of the data included.

For the years 2010-2015, inertial growth hypotheses were applied, consistently with the financial and operational profile of the Banks and with market growth forecasts. The estimate of dividends potentially distributable during the analytical forecast period was carried out assuming a Core Tier 1 ratio of 7%.

Contribution Analysis Method

The Contribution Analysis method consists of determining the exchange ratio based on the relative weight of the merging companies with respect to the resulting Surviving Company. Therefore, it does not determine absolute values, but ratios expressing the contribution of each company with respect to the total combination resulting from the merger.

The contribution method is based on the comparison of amounts considered to be significant with respect to banking companies that merge, and essentially refers to strategically significant profiles, both in terms of size as well as future production of income.

More specifically, the following items at 30 June 2006 were considered in relation to Sanpaolo IMI and Banca Intesa: net interest and other banking income; direct deposits; loans to customers; core tier 1 capital; total assets; weighted assets; net shareholders' equity.

In terms of application, the percent contribution was calculated for each of the items selected by each of the Banks involved in the merger.

Comparable Transactions Method

The Comparable Transactions Method is based on the analysis of exchange ratios relative to a sample of merger and acquisition transactions considered to be similar to the subject Merger.

As mentioned, the transaction has been structured as a Merger of Equals, between companies with high market capitalization. The comparable reference sample was defined by analyzing a number of M&A transactions between companies of similar size to Sanpaolo IMI and Banca Intesa in all sectors, in Europe and the United States, over the last ten years.

For the purposes of comparability of the sample, the factors considered included the combined size, the relative size of the counterparties, the type of transaction, common governance, etc.

Results and conclusions

In consideration of the introductory remarks and on the basis of analyses carried out according to the criteria described, the advisor has determined the following range of values:

(€ millions, except for the conversion ratio)	SPIMI		Intesa		Exchange ratio	
	Economic capital (1)		Economic capital (2)			
	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum

Market Value Method	26,267	27,054	27,431	27,491	3.072	3.158
Target Price Method	23,061	33,560	27,672	32,484	2.674	3.315
Comparable Listed Companies Method	25,351	35,602	30,375	36,892	2.678	3.096
DDM	26,920	31,2769	31,385	32,649	2.752	3.074
Contribution Analysis Method	NM	NM	NM	NM	2.802	3.102
Comparable Transactions Method	25,146	29,111	27,411	27,411	2.944	3.408

Note: (1) Includes ordinary and preference shares; (2) Includes only ordinary shares.

Based on said results, the advisor defined the following conversion range:

- 3.072 – 3.158 newly issued Banca Intesa ordinary shares for each ordinary or preference share of Sanpaolo IMI.

Within this range, the advisor deemed the following exchange ratio to be fair from the financial point of view for shareholders of Sanpaolo IMI, at today's date:

- 3.115 newly issued Banca Intesa ordinary shares for each ordinary or preference share of Sanpaolo IMI.

The Board of Directors of Sanpaolo IMI approved and adopted the valuation considerations expressed by the selected advisor, both in terms of methods used as well as results obtained.

The Board determined that the valuation methods used, in accordance with best practices and national and international regulations, must be considered, for the valuation of the economic capital of the two Banks, also acknowledging the difficulties and limitations mentioned above, as a whole and not individually.

Based on said valuations, the following exchange ratio was determined:

3.115 newly issued Banca Intesa ordinary shares for one ordinary or preference share of Sanpaolo IMI.

LEGAL PROFILES AND SHARE ASSIGNMENT METHODS

Structure of the merger

In terms of civil law, the merger by incorporation will take place in accordance with articles 2501 et seq. of the civil code and the conditions set forth in the merger plan (hereinafter, the "**Plan**").

The planned merger transaction, regarding companies carrying out banking activities, is also subject to the provisions of Legislative Decree no. 385 of 1 September 1993

(Consolidated Banking Law, hereinafter "**TUB**"), and particularly to the provisions of the Bank of Italy, as per articles 56 and 57. More specifically, registration of the merger plan with the relative Register of Companies may take place only after authorization is issued by the Bank of Italy, according to the provisions of art. 57, second paragraph, TUB.

The reference equity situations, as per art. 2501-*quater* of the Italian Civil Code, refer to the date of 30 June 2006 for both companies.

On 22 September 2006, Sanpaolo IMI submitted to the Court of Turin, as per art. 2501-*quinquies* of the Italian Civil Code, a request for designation of the expert assigned to prepare the report on the suitability of the share exchange ratio: on 29 September 2006, the Court appointed PricewaterhouseCoopers S.p.A.. A similar request was submitted by Banca Intesa S.p.A. on 7 September 2006 to the Court of Milan, which appointed KPMG S.p.A. on 14 September 2006.

Regarding the share assignment methods, in accordance with the provisions of art. 2504 ter of the Italian Civil Code, the shares of the Absorbed Company, owned by either the companies participating in the merger, will be retired.

The merger will not lead to any withdrawal rights pursuant to article 2437 of the Italian Civil Code, with respect to ordinary shareholders, since the Surviving Company has the same corporate purpose as the Absorbed Company as per art. 2437-*quinquies* of the Italian Civil Code, as the shares of the Surviving Company are also listed like those of the Absorbed Company. The situation of the preference shareholders is described below.

Regarding the effective accounting and fiscal date of the merger, relative to the rights set forth by the combined provisions of articles 2501 ter, first paragraph, no. 6, 2504 bis, third paragraph, of the Italian Civil Code, as well as article no. 172, paragraph 9 of Presidential Decree no. 917 of 22 December 1986, and subsequent modification and integrations, and in compliance with the provisions set forth under point 6) of the plan, the transactions of the Absorbed Company will be recorded in the financial statements of the Surviving Company, also for income tax purposes, from 1 January 2007.

Notwithstanding the above, the legal effects of the merger, pursuant to art. 2504 bis, second paragraph, of the Italian Civil Code, will be effective from the last registration date of the merger deed, or the subsequent date which will be indicated in the deed, and, in any case, not before 1 January 2007.

Consequently, from said date, the Surviving Company will take on the activities, rights and obligations of the Absorbed Company Sanpaolo IMI S.p.A. both in Italy and abroad.

In addition, as a result of the merger, pursuant to article 57, last paragraph, TUB, the privileges and guarantees of any type, provided by whomever or in any case existing in favor of the Absorbed Company will retain their validity and scope, without the need for any formal declaration or communication, in favor of the Surviving Company.

Increase in capital by the Surviving Company and assignment of the new shares to Sanpaolo IMI shareholders

Following the merger, the Surviving Company will increase its share capital for the following maximum amount of euro:

(a) 3,037,379,042.88, for the exchange transactions for shareholders of the Absorbed Company based on the ratio described in the merger plan;

Furthermore, the Surviving Company will resolve a further increase in capital for the following maximum amount of euro:

(b) 15,835,003.08, for the stock option plans already adopted by the Absorbed Company in 2002 and 2005 (hereinafter, singularly, the **"Plan"** or together, "**Plans**") and reserved for employees of the Group. Note that to this end, options for the subscription of ordinary Sanpaolo Imi shares were assigned under these Plans, already exercisable for the 2002 Plan and exercisable only from 2009 for the 2005 Plan, without prejudice to possible anticipation of the right to exercise said options.

The two amounts, which represent the maximum theoretical requirements, will be precisely determined upon completion of the merger transaction, as both are impacted by the eventual execution of the 2002 Plan.

In particular, taking into account the fact that the share capital of the Absorbed Company may vary as a result of the exercising of options subscribed by the beneficiaries of the said, latest Plan after approval of the merger plan by the Boards of Directors of the two companies and before the legal effects of the merger, the increase in capital of the Surviving Company described in sub-paragraph (a) was calculated under the assumption that all exercisable rights are actually exercised, and thus represents the maximum theoretical requirement necessary to satisfy the exchange.

Similarly, the increase in capital in sub-paragraph (b) represents the maximum requirement necessary to for continuation of the Plans in the Surviving Company, under the assumption – different and opposite to the previous – that no rights relative to the 2002 Plan are exercised.

Following the legal effects deriving from the merger, the Surviving Company shall:

- issue up to a maximum of 5,841,113.544 ordinary shares with a nominal amount of 0.52 euro, to be assigned to shareholders of the Absorbed Company upon cancellation and exchange of a maximum of 1,590,972.818 ordinary shares and 284,184,018 preference shares of the Absorbed Company with nominal unit value of 2.88 euro;
- cancel without exchange any ordinary Sanpaolo IMI shares held by it, as well as any of its own shares held by Sanpaolo IMI.

In determining the maximum number of shares to be assigned to shareholders of Sanpaolo IMI, the 284,184,018 preference shares of Sanpaolo IMI for which, as we mentioned, the same exchange ratio established for ordinary shares will be applied, were also taken into consideration.

To this end, on the same date planned for the extraordinary shareholders' meeting to adopt the merger plan, a special meeting of the preference shareholders of Sanpaolo

IMI will also be convened, in order to adopt the merger plan, with specific reference to the share conversion methods.

Preference shareholders of Sanpaolo IMI who do not agree with the resolution of the special shareholders' meeting shall have the right to withdraw pursuant to and in accordance with art. 2437, first paragraph, letter g).

As Sanpaolo IMI is a listed company, and considering the specific characteristics of the preference shares, it is considered that the liquidation value of the shares for which the withdrawal was exercised may be determined with reference to that set forth in art. 2437-*ter* of the Italian Civil Code; therefore, exclusively referring to the mathematical average of the closing prices in the six month preceding the publication of the notice of call of the shareholders' meeting in which the resolutions authorize said withdrawal.

The shares issued by the Surviving Company shall have full rights.

Like the Banca Intesa shares already issued, the ordinary shares will be listed on the Mercato Telematico Azionario (Electronic Stock Market) of Borsa Italiana S.p.A.

The merger deed will also set forth the waiver by one or more shareholders of SPIMI of the exchange of the fraction of a share required to ensure complete balancing of the transaction.

In any case, shareholders of the Absorbed Company will be provided with a service for the processing of any fractions of shares, at market prices, without charges, duties or commissions.

Sanpaolo IMI has also issued American Depositary Receipts (hereinafter "**ADR**") regarding ordinary shares listed on the New York Stock Exchange, which assign rights inherent in Sanpaolo IMI shares according to the ratio of 1 ADR to every 2 shares. As a result of the merger by incorporation, the exchange ratio established for the ordinary shares of Sanpaolo IMI will also apply to the ordinary shares of Sanpaolo IMI underlying said ADRs. In addition, new ADRs will be issued regarding ordinary shares of the Surviving Company, with a ratio of ordinary shares to new ADRs to be defined.

Adoption of the new articles and corporate governance

In order to ensure a corporate governance suitable for the requirements demanded by a particularly far-reaching and complex merger, the parties have decided to introduce the "two-tier system" by which the administration and control will be managed via an Supervisory Board and a Management Board, in application of art. 2409-*octies* et seq. of the Italian Civil Code and art. 147-*ter* et seq. of Legislative Decree no. 58 of 24 February 1998 (hereinafter, "**Consolidated Financial Law**").

The choice of a two-tier system and its key features

The choice of the two tier model – even though it may pose new questions and problems with respect to the traditional system – was preferred for a number of reasons.

First of all, the fact that the two-tier system, albeit with specific characteristics that distinguish it in the various sectors, appears to be widely used by larger companies with a widespread shareholder base in other countries of the European Union; the bank resulting from the merger will rank at the top of the European banking system and a choice of this nature seems only natural.

The aforementioned model imposes a clear separation between ownership and management, as the Supervisory Board acts as a link between the shareholders and the management body – the Management Board – and thus seems able to respond more effectively than the traditional model to the requirements of greater transparency and reduction of the potential risks of conflict of interest.

The multi-faceted role assigned by the law and, as will be described herein, by the articles of association to the Supervisory Board, placed in the centre of the internal dialectics of the Company, highlights the separation between the functions of control and strategic guidelines on the one hand and management on the other, thereby allowing better definition of the roles and responsibilities of the company bodies, also in order to ensure sound and prudent management of the Bank.

Very briefly, in the two-tier model:

- the **shareholders' meeting** appoints and revokes the Supervisory Board – which in turn appoints the Management Board – determining the relative compensation (see article 2364-*bis*, nos. 1 and 2 of the Italian Civil Code); in addition, it (i) resolves the distribution of profits (article 2364-*bis*, no. 4 of the Italian Civil Code), (ii) resolves transactions of the extraordinary shareholders' meeting (art. 2365, Italian Civil Code), (iii) exercises, concurrently with the Supervisory Board, liability actions against directors (article 2409-*decies*, paragraph 1, Italian Civil Code) and (iv) appoints the auditor;
- the **Management Board** – which must comprise several members, with the appointment of one or more Managing Directors allowed (see article 2409-*novies*, paragraphs 1 and 2, Italian Civil Code) – fulfills the functions which in the traditional model are carried out by the Board of Directors: therefore, it is required to manage the company (see articles 2409-*novies*, paragraph 1 and 2380-*bis*, Italian Civil Code).
- the **Supervisory Board** – which must consist of a minimum of three members (article 2409-*duodecies*, paragraph 1, Italian Civil Code) – fulfills, in addition to its own functions, in the traditional model, as board of statutory auditors, duties traditionally reserved for the shareholders' meetings. More specifically, it:
  - (i) appoints and revokes directors (see articles 2409-*novies*, paragraphs 3 and 5, and 2409-*terdecies*, paragraph 1, lett. *a*, Italian Civil Code) and appoints the relative compensation;
  - (ii) exercises liability action against directors (see article 2364-*bis*, nos. 1 and 2, Italian Civil Code);
  - (iii) approves the financial statements (article 2409-*terdecies*, paragraph 1, lett. *b*, Italian Civil Code);
  - (iv) in addition, to the extent possible according to the articles of association, can be assigned tasks of "executive administration".

Implementation of the two-tier model and the relative statutory provisions

The decision to adopt the dualistic model has led to the requirement for a series of changes to the articles of association, as illustrated below. The references to the articles regard the text of the articles of association, attached to the Merger Plan, of which they are an integral and substantive part.

In outlining the new governance, the recommendations for listed companies contained in the Code of Conduct issued by Borsa Italiana (hereinafter, **"Code of Conduct"**) were also taken into account.

Furthermore, in defining the allocation of powers, particular attention was paid to protecting the various roles in corporate bodies (Management Board, Managing Director, Chairman of the Management Board, Supervisory Board and Chairman of the Supervisory Board), also according to the respective responsibilities, those jointly held and those regarding supervision, simultaneously ensuring the necessary coordination in their actions, through a well-organized mechanism of proposals and preventive opinions, for the most significant issues assigned to the responsibility of each body.

The **Supervisory Board**, consisting of a minimum of 15 and a maximum of 21 members who remain in office for three years (art. 22) elected via the list vote mechanism (art. 23), represents – as highlighted above – the most distinctive element of the two-tier system, also with respect to the possibility that it is invested, based on the relevant statutory provisions, with management powers. Recourse was made to this possibility, allowed by art. 2409 – *terdecies*, paragraph 1, lett. f) - *bis*, Italian Civil Code (art. 25) assigning to the Supervisory Board, upon proposal by the Management Board, executive administration duties and functions and, in particular, the power to resolve upon matters of general programmatic and strategic policy of the Company and of the Group and verification of the consistency with initiatives taken by the Management Board, as well as the power to authorize particularly significant transactions in terms of nature or amount. In this manner, as mentioned above, the shareholders participate, albeit in an indirect manner, in determining the general strategies of corporate management.

Attribution to the Supervisory Board of executive administration duties also impacts the qualification of its components, which must therefore possess, based on the express provisions of the articles (art. 22 and 35) and in addition to the legal requirement of integrity, the quality of professionalism, required by regulations in force for representatives of banks. In addition, at least three members must be registered in the register of auditors and carried out the activity of legal auditing of the account for a period of no less than three years.

In terms of the requirement of independence, all Advisory Directors must possess the requirements set forth by art. 148, paragraphs 3 and 4 of the Consolidated Financial Law and by art.26, paragraph 1 TUB and the relative implementation provisions. Furthermore, at least four of them must possess the independence requirements set forth by the Code of Conduct.

The Supervisory Board normally requires the participation of the majority of its components and with a favorable vote by the absolute majority of members present (in case of a tie, the Chairman's vote prevails). In addition, a qualified majority is provided for the following deliberations: appointment of the Chairman and of one or two Deputy Chairman of the Management Board; approval of any offices held by Directors in competing groups.

Not only through the competences, the composition and the characteristics of its members but also through the power entrusted with its Chairman and due to the Committees,it is entitled to create. The role of the supervisory body is constantly linked to the various corporate functions and the bodies responsible for their implementation.

To this end, it was decided – having become necessary as a result of the number of members – to create several Technical Committees (art. 25) under the Supervisory Board, determining their powers and operating regulations. In addition to the **Nominating** and **Remuneration** Committees, particular importance is assigned to the **Audit Committee** which takes on, together with its other duties, the auditing functions, as per the Code of Conduct (art. 8.C.3).

The decision to set up this Committee within the Supervisory Board rather than the Management Board – as the entity corresponding to the Board of Directors, from which the Committee emanates in the traditional system – appeared to be the most correct choice, given the ulterior functions with respect to those of auditing and advisory attributed to the Supervisory Board and its related responsibilities, also in terms of executive administration. The decision also appears to be in line with international best practices.

The requirement to assign these duties to a Committee created within the Supervisory Board also appeared to be the only solution for the body to operate at its best, in terms of the functions which in the traditional system are assigned to the Board of Statutory Auditors and which would encounter difficulty in being discussed by the Board during plenary sessions. It was therefore decided to make use of the right of delegation granted by art. 151 – *bis*, paragraph 4, of the Consolidated Financial Law, through the creation of a body institutionally dedicated (also) to the carrying out of audit activities, in relations with the more strictly administrative bodies of the Company.

As mentioned, the Audit Committee is appointed by the Supervisory Board and consists of three independent Directors, of which two with the title of auditor with the professional experience of legal auditing for a period of no less than three years. In addition, the members of the Audit Committee are required to participate in the meetings of the Management Board.

The Audit Committee with proactive, advisory and investigative competences in terms of setting up controls on risk management and accounting system, as well as on the functioning of internal audit, and may at any time carry out inspection and control measures and exchange information with the control bodies of Group companies regarding administration and control systems and the general performance of business.

The **Nominating Committee**, pursuant to art. 6.P.2. of the Code of Conduct, with functions of selection and proposal to the Supervisory Board regarding the appointment of Directors, as well as the Chairman and Deputy Chairman/Chairmen of said Body.

The **Remuneration Committee**, pursuant to art. 7.P.2. of the Code of Conduct, with proactive and advisory responsibilities with respect to the Supervisory Board as regards the remuneration of both Advisory and Management Directors.

The **Chairman of the Supervisory Board**, whose powers are set forth under art. 26 of the Articles of Association, in addition to managing the Board's activities, plays a fundamental role in the supervision and activation of procedures and systems for the control of Company and Group activities and in the relationships between the Supervisory Board and the Management Board, ensuring, together with the Chairman of the

Management Board and the Managing Director, efficient coordination of the activities of the company bodies.

Of particular importance is its supervising function – through institutional relationships with the Management Board and the Managing Director and assignment of a specific power of disclosure, aimed at making proposals to the Supervisory Board – the consistency of management with the general guidelines issued by the latter.

In addition, it is responsible for activating the information tools necessary for monitoring of the correctness and adequacy of the organizational structure and the administrative and accounting systems adopted by the Company and by the Group, thereby ensuring the Supervisory Board – together with the Audit Committee – the conditions for proper exercising of its audit and supervisory functions.

The **Management Board**, which is relatively small (from a minimum of 7 to a maximum of 11 members, as per art. 13 of the Articles), is entrusted with the management of the company, under and in accordance with the guidelines provided by the Supervisory Board. In addition to its collective duties which cannot be delegated by law, it also has numerous exclusive competences, linked strictly to the management and organization of the company. These include (art. 17):

- the risk management and internal audit policy, for which the Management Board is directly responsible, together with the delegated bodies;
- determination and evaluation of the general organizational structure, with the possibility to establish Committees and Commissions having advisory and audit functions, in accordance with the growing trend of creating specialized internal committees, particularly in the two-tier system;
- determination of the criteria for coordination and management of Group companies, as well as the criteria for execution of Bank of Italy instructions;
- appointment of the Manager in charge of drafting accounting and company documents, the Manager of the internal audit unit and of the other functions considered by the Surveillance Instructions to be the exclusive competence of the administrative body;
- definition of the criteria for identifying transactions with related parties;
- preparation of the draft financial statements and of the consolidated financial statements.

The Management Board normally deliberates with a majority of its members and with the absolute majority of those present (with the Chairman's vote prevailing in the case of a tie), with the exception of several issues (including the appointment and revocation of the Managing Director and the General Managers, and the assignment of related powers, the appointment and revocation of Managers in charge of drafting company accounting documents) which require a majority of the members of the board.

Coordination with the Supervisory Board, in addition to the initiative of the Chairmen of the two Boards, is also assigned to the quarterly obligations of the Management Board, as implementation of the provisions under art. 150 of the Consolidated Financial Law, for disclosure to the Supervisory Board regarding the general performance of operations and significant transactions.

The **Chairman of the Management Board** is assigned (art. 18) the functions and duties type of the Chairman of the administrative body of the traditional system, in coordination with those of the Chairman of the Supervisory Board, with whom a relationship must be

established, also in relation to the effective and proper exercising of the power of proposals on issues of the Management Board.

The **Managing Director** (art. 19), whose appointment by the Management Board takes place upon recommendation by the Supervisory Board, is the Executive Head and oversees the corporate management through the powers attributed to him in compliance with the general programmatic and strategic guidelines of the Company bodies. The Managing Director carries out the Management Board's decisions, is responsible for personnel management, defines and issues operating directives, has power to make proposals in the Management Board and oversees the organizational, administrative and accounting structure of the company, assisted by the General Manager(s).

Finally, the articles allow for the appointment, by the Management Board, upon approval by the Supervisory Board, of one or more **General Managers**, one of which with deputy functions, to report to the Managing Director according to their respective roles and duties (art. 27).

Other statutory changes

In relation to the merger, the Surviving Company will also modify its articles of association with reference to the following main provisions.

Art. 1 ***(Name):*** the Surviving Company will assume the name "Intesa Sanpaolo S.p.A."

Art. 2 **(*Headquarters*)**: the Surviving Company will move its headquarters to Turin;

Art. 34 **(*First Appointments*)** – regulates the appointment of the first Supervisory Board. For this purpose, a transitional regulation was introduced for the appointment of the Supervisory Board by the ordinary shareholders' meeting of the Surviving Company for a duration of three years. This meeting will be held immediately after the extraordinary meeting called to approve the merger plan. The appointment of Advisory Directors will be effective from the merger effective date.

In particular, it has been envisaged that, also in derogation of the Articles of Association that will be in force with effectiveness of the merger, 19 Advisory Directors be appointed, to enter office from the merger effective date. To this end, shareholders are invited to submit, within fifteen days from the ordinary shareholders' meeting, lists of candidates possessing the requirements required by law and by the Articles.

The Chairman and the two Deputy Chairmen will be appointed by the shareholders' meeting by the Ordinary Shareholders' Meeting, with the appropriate decisions adopted by relative majority.

The Supervisory Board in office will appoint the Management Board without delay.

In order to allow a greater degree of participation in the election of two additional Directors, another ordinary shareholders' meeting of the Surviving Company has been convened for these appointments. The two Directors appointed will be appointed for a three year term (except for the portion of year between the merger effective date and

their appointment), and the appointment will therefore expire together with those of the 19 Directors.

Appointment of the additional two Advisory Directors will also take place according to the list vote procedure regulated by the new Articles, which will become effective upon completion of the merger.

*__Art. 35__ **(Requirements of reliability, professionalism and independence):*** this article sets out the requirements of reliability, professionalism and independence to be applied to the members of the company bodies until new supervisory and/or regulatory provisions are issued.

*__Art. 36__ **(Significant Elements of the Merger Plan):*** for the duration of the first mandate of the Supervisory Board, every deliberation regarding said Elements (as defined in the Merger Plan) must be made by the Management Board with a majority of two-thirds, following authorization by the Supervisory Board acquired with the same qualified quorum.

*__Art. 37__ **(Final Provisions):*** acknowledgement of the appointment of the first members of the Supervisory Board by the ordinary shareholders' meeting of the Surviving Company, and the effective date of said appointment, starting from the effective date of the merger.

All of the modifications indicated above will be effective from the date in which the merger is legally effective.

The text of the Articles of Association of the Surviving Company, including the modifications of the aforementioned merger, are attached to the Merger Plan, of which they form an integral and substantive part.

Appointment of the first Supervisory Board

As described above (First Appointments), Art. 34 of the new Articles of Association the first Supervisory Board will be elected in parallel to the approval of the merger. The deliberation will be approved by the ordinary shareholders' meeting of the Surviving Company — called for this specific purpose — to be held immediately after the extraordinary meeting called to approve the merger.
It is therefore foreseen that at least 15 days prior to the date of the first calling of the shareholders' meeting, the lists of candidates for the Supervisory Board will be made public. Sanpaolo IMI and Banca Intesa have reached full agreement on a list that respects the principle of balance between the respective company structures. Consequently, the Chairmen will make all efforts necessary to reach that objective.
The extraordinary shareholders' meeting of Sanpaolo IMI will be held after the conclusion of the shareholders' meetings of the Surviving Company so that the shareholders, called to approve the merger, may deliberate with complete transparency and agreement on the governance of the company resulting from the merger.

The post-merger shareholding structure

In order to better understand the structure of the Transaction, the current share structure of Banca Intesa and Sanpaolo IMI should be considered, defined on the basis of the shareholders' register and from information provided by the two Companies.

Current shareholding structure of Banca Intesa S.p.A. *

Shareholder	Percentage of share capital **
Crédit Agricole	17.84%
Fondazione Cassa di Risparmio delle Province Lombarde	9.22%
Assicurazioni Generali S.p.A. Alleanza Assicurazioni S.p.A. Other companies controlled by Assicurazioni Generali	0.06% 4.13% 3.35%
Fondazione Cassa di Risparmio di Parma	4.33%
Banca Lombarda e Piemontese S.p.A.***	2.41%
I.O.R. ***	0.52%
Mittel Partecipazioni Stabili S.r.l. ***	0.37%
Carlo Tassara S.p.A. ***	1.58%
Mondrian Investment Partners Limited	2.87%
Capitalia S.p.A.	2.01%
Other/Float	51.31%

* The above table indicates, in addition to the shareholders that are currently part of the shareholders' agreement relative to BI, the main shareholders holding a share of greater than 2%.

** The shares indicated are calculated on the basis of percentage of voting capital held.

*** Known as the Gruppo Lombardo.

Current shareholding structure of San Paolo IMI S.p.A. *

Shareholder	Percentage of share capital **
Compagnia di San Paolo	14.19%
Banco Santander Central Hispano S.A.	8.43%
Fondazione Cassa di Risparmio di Padova e Rovigo	7.02%
Fondazione Cassa di Risparmio in Bologna	5.54%
Giovanni Agnelli & C. S.a.p.a.	4.96%
Assicurazioni Generali S.p.A.	2.11%
Other/Float	57.75%

* The above table indicates, based on the information by SPI, the main shareholders holding a share of greater than 2% of total capital.

** The shares of capital reported include preference shares held exclusively by Compagnia di San Paolo, Fondazione Cassa di Risparmio di Padova e Rovigo and Fondazione Cassa di Risparmio in Bologna.

In the event of a maximum increase in share capital after the merger, the main shareholders of the Surviving Company would be:

Post-Merger shareholding structure

Shareholder	% of share capital
Crédit Agricole	9.1%
Compagnia di San Paolo	7.0%
Gruppo Assicurazioni Generali	4.9%
Fondazione Cariplo	4.7%
Banco Santander Central Hispano	4.2%
Fondazione Cassa di Risparmio di Padova e Rovigo	3.5%
Fondazione Cassa di Risparmio in Bologna	2.7%
Gruppo Lombardo (*)	2.5%
Giovanni Agnelli & C.	2.4%
Fondazione Cassa di Risparmio di Parma	2.2%
Capitalia	1%
Mediobanca	0.8%
Monte dei Paschi di Siena	0.7%
Reale Mutua	0.7%
Caisse Nationale des Caisses d'Epargne	0.7%

(*) Includes Banca Lombarda e Piemontese S.p.A., I.O.R. and Mittel Partecipazioni Stabili S.r.l.

Significant effects of the merger on the shareholders' agreements pursuant to art. 122 of the Consolidated Financial Law

With reference to Sanpaolo IMI, the following agreements are currently in force among shareholders:

- an agreement, also known as the "Common purpose pact", stipulated on 19 April 2004 between Compagnia di San Paolo, Fondazione Cassa di Risparmio di Padova e Rovigo and Fondazione Cassa di Risparmio in Bologna, with a duration of three years, combining about 13.66% of ordinary capital;
- an agreement stipulated on 21 April 2004 between the aforementioned Foundations, Banco Santander Central Hispano S.A. and CDC Ixis Italia Holding S.A. (now Caisse Nationale des Caisses d'Epargne) and which is due to expire automatically on the fifteenth day prior to the date of the first convocation of the shareholders' meeting of the Bank to approve the financial statements ended 31 December 2006 and which, in turn, combines about 25.36% of ordinary capital. Following the merger, the pact will cease to be effective once the effects of the former are generated.

Regarding Banca Intesa, Crédit Agricole S.A., Fondazione Cariplo, Gruppo Generali, Gruppo "Lombardo" and Fondazione Cariparma participate in a shareholders' voting agreement (which groups together 43.81% of the shares with voting rights) for the purpose of ensuring continuity and stability of Intesa business policies and strategies. The current agreement in force will expire on 15 April 2008.

Accounting aspects of the merger

Although the transaction is recognized as a merger "of equals", it will be recorded on the basis of accounting principle IFRS 3 as a business combination, as a result of which it is necessary to identify an "acquirer" that will record the entity acquired at fair value.

In particular, at the acquisition date, the acquirer must allocate said fair value, equal to the market value of the shares issued by the acquiring company, to the assets and liabilities of the same, including any intangible assets not previously recorded in the balance sheet. Any residual amount will be recorded as goodwill.

The acquirer is identified by said international accounting principles as the combining entity that obtains control, considered as "the power to define the financial and management policies of an entity or corporate business in order to obtain benefits from its assets". Parametric indicators of said power include: (a) the weight of the significant shareholders, also taking into account any shareholder agreements; (b) the fair value of the two entities; (c) the composition of the post-merger management group. The legal method of completion of the transaction is not relevant for this purpose.

At the moment, although there are elements of uncertainty, and in expectation of the complete definition of accounting impacts of the transactions and agreements in place between significant shareholders that could influence the overall governance of the new entity, Banca Intesa has been identified as the acquirer for the purposes of disclosure to the market.

The accounting effectiveness of the combination, based on IFRS 3, occurs from the date of acquisition, taking into account that set forth regarding the merger plan.

Tax impacts of the merger on the companies involved

For the purposes of income tax, the merger is regulated by art. 172 of the Consolidated Tax Act, approved with Presidential Decree no. 917 of 22 December 1986. Based on said provision, the merger neutral, as it does not involve realization or distribution of capital gains or losses on goods of the merged companies. Similarly, neither the merger differences nor the greater values recorded in the balance sheet as a result of the difference, represent income for the Surviving Company.

The assets of the Absorbed Company are recorded by the Surviving Company based on the last value recognized for income tax purposes, indicating the data provided in the financial statements, along with the fiscally recognized values, in a specific reconciliation statement in the income tax return.

In terms of shareholders of the Absorbed Company, the exchange of original holdings with those of the Surviving Company does not lead to capital gains or losses or accrual of revenues. However, in the case of non-resident shareholders, the fiscal effects of the transaction must be verified according to the effective regulations in the country of residence.

The deferred tax reserves recorded in the last financial statements by the Absorbed Company will be handled in accordance with art. 172, paragraph 5, of the Consolidated Tax Act, restoring them, if necessary.

The reserves that are taxable only upon distribution, which, prior to the merger, were recorded in the capital of the Absorbed Company, are assumed to have been transferred into the capital of the Surviving Company and are considered to be income in the event of subsequent reduction of capital due to surplus.

Upon an increase in net shareholders' equity of the Surviving Company or any merger surplus from the exchange, the capital and reserves taxation regime of the Absorbed Company is applied for the portion exceeding the reconstitution and attribution of deferred tax reserves, which is different from deferred taxation, which proportionally contributed to its formation.

Both the Merging and Merged Companies have opted for taxation of the group according to the national consolidated taxation regime, pursuant to art. 117 et seq. of Presidential Decree no. 917 of 22 December 1986 and subsequent amendments and integrations. A tax request will be made in accordance with art. 11 of Law no. 212 of 27 July 2002, for continuation of the consolidated regime of the Absorbed Company as part of the Surviving Company.

The merger is considered a VAT-exempt transaction, pursuant to art. 2, paragraph 3, lett. f), of Presidential Decree no. 633/72, and is subject to fixed stamp duty.

File No. 82-35020

Financial Statements as at 30 June 2006 pursuant to article 2501-quater of the Civil Code

SANPAOLO IMI S.p.A.

Company registered in the Register of Banks
Parent Bank of the SANPAOLO IMI Banking Group
Registered in the Register of Banking Groups
Registered office: Piazza San Carlo 156, Turin
Secondary Offices:
- ***Viale dell'Arte 25, Rome, Italy***
- ***Via Farini 22, Bologna, Italy***

Share Capital euro 5,400,089,095.68 fully paid
Fiscal code, VAT number and registration number
Turin Register of companies: 06210280019
ABI code 1025-6
Member of the Interbank Deposit Guarantee Fund

THE FINANCIAL STATEMENTS AS AT 30 JUNE 2006 PURSUANT TO ARTICLE 2501-QUATER OF THE CIVIL CODE HAVE BEEN TRANSLATED FROM THAT ISSUED IN ITALY FROM ITALIAN INTO ENGLISH SOLELY FOR THE CONVENIENCE OF INTERNATIONAL READERS

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

File No. 82-35020

	Luigi Arcuti	Honorary Chairman
Board of Directors	Enrico Salza (*)	Chairman
	Maurizio Barracco	Director
	Pio Bussolotto (*)	Director
	Giuseppe Fontana	Director
	Ettore Gotti Tedeschi (*)	Director
	Alfonso Iozzo (*)	Managing Director
	Virgilio Marrone	Director
	Iti Mihalich	Director
	Anthony Orsatelli	Director
	Emilio Ottolenghi (*)	Director
	Orazio Rossi (*)	Deputy Chairman
	Gian Guido Sacchi Morsiani (*)	Director
	Alfredo Saenz Abad	Director
	Mario Sarcinelli	Director
	Leone Sibani	Director
	Alberto Tazzetti	Director
	Josè Manuel Varela (*)	Director

(*) Members of the Executive Committee

Board of Statutory Auditors	Maurizio Dallocchio	Chairman
	Aureliano Benedetti	Auditor
	Gianluca Ferrero	Auditor
	Augusto Franchini	Auditor
	Paolo Mazzi	Auditor
	Carlo Pavesio,	Supplementary Auditor
	Paolo Piccatti	Supplementary Auditor

General Manager Pietro Modiano

Independent Auditors PricewaterhouseCoopers S.p.A.

Contents

RECLASSIFIED FINANCIAL STATEMENTS AND REPORT ON OPERATIONS FOR THE FIRST HALF OF 2006

Reclassified Statement of Income

Reclassified Balance Sheet

Report on Parent Bank Operations for the First Half of 2006

Parent Bank Reclassified Statement of Income

	First half 2006	First half 2005	Change First half 2006 / First half 2005
	(€/mil)	(€/mil)	(%)
A. Net interest income	902	751	+20.1
B. Net commissions	742	707	+5.0
C. Income from credit disposals, financial assets held to maturity and repurchase of non-hedged financial liabilities	16	11	+45.5
D. Dividends on equity shareholdings	1,258	693	+81.5
E. Income from other financial assets and liabilities	375	74	n.s.
- Total operating income	**3,293**	**2,236**	**+47.3**
F. Net adjustments to loans	-115	-119	-3.4
G. Net adjustments to other financial assets	-	-1	n.s.
- Net operating income	**3,178**	**2,116**	**+50.2**
H. Personnel costs	-730	-681	+7.2
I. Other administrative costs	-433	-411	+5.4
L. Net adjustments to tangible and intangible assets	-145	-155	-6.5
- Operating costs (H+I+L)	-1,308	-1,247	+4.9
M. Other operating income/expenses	218	218	-
N. Impairment of goodwill	-	-	-
O. Profits (losses) on equity shareholdings	-2	-	n.s.
P. Profits (losses) from disposals of investments	4	9	-55.6
Q. Net provisions for risks and charges	-46	-26	+76.9
- Pre-tax operating profit	**2,044**	**1,070**	**+91.0**
R. Taxes for the period	-245	-172	+42.4
S. Profit (losses) on discontinued operations net of taxes	-	-	-
- Net profit	**1,799**	**898**	**+100.3**

The reclassified statement of income is not subject to auditing.

Parent Bank Reclassified Balance Sheet

	30/6/2006 (€/mil)	31/12/2005 (€/mil)	Change 30/6/2006-31/12/2005 (%)
ASSETS			
A. Cash and cash equivalents	426	515	-17.3
B. Financial assets (other than credit and assets held to maturity)	7,123	8,532	-16.5
C. Financial assets held to maturity	2,192	2,312	-5.2
D. Loans to banks	47,948	44,575	+7.6
E. Loans to customers	75,488	67,232	+12.3
F. Hedging derivatives	628	809	-22.4
G. Fair value changes of generically hedged financial assets (+/-)	-	-	-
H. Equity shareholdings	9,239	9,473	-2.5
I. Tangible assets	1,414	1,432	-1.3
L. Goodwill	610	613	-0.5
M. Other intangible assets	186	203	-8.4
N. Tax assets	1,426	1,523	-6.4
O. Non-current assets and discontinued operations	38	28	+35.7
P. Other assets	3,058	2,753	+11.1
Total assets	**149,776**	**140,000**	**+7.0**
LIABILITIES AND NET SHAREHOLDERS' EQUITY			
A. Due to banks	46,533	44,721	+4.1
B. Due to customers	53,055	51,916	+2.2
C. Securities issued	29,918	25,026	+19.5
D. Financial liabilities held for trading	1,227	1,328	-7.6
E. Financial liabilities designated as at fair value	-	-	-
F. Hedging derivatives	353	751	-53.0
G. Fair value changes of generically hedged liabilities (+/-)	-50	-23	+117.4
H. Tax liabilities	337	140	+140.7
I. Liabilities on discontinued operations	-	-	-
L. Other liabilities	5,235	3,660	+43.0
M. Provisions for risks and charges	1,420	1,586	-10.5
N. Net shareholders' equity	11,748	10,895	+7.8
Total liabilities and net shareholders' equity	**149,776**	**140,000**	**+7.0**

The reclassified balance sheet is not subject to auditing.

REPORT ON PARENT BANK OPERATIONS FOR THE FIRST HALF OF 2006

Parent Bank Results

In a context of economic recovery coupled with tighter monetary policy and the persistent volatility of financial markets, in the first half of 2006 the Bank recorded significantly higher income margins with respect to the corresponding period of the previous year.

It should be noted that in the first half of 2006, as part of restructuring plan of the Group's activities in the three regions of the Adriatic area - Marche, Abruzzo and Molise - the Parent Bank brought to term the following two transactions:

- on 17 June 2006, the merger by incorporation of Banca Popolare dell'Adriatico, with accounting and fiscal effect as of 1 January 2006;
- on 18 June 2006, the transfer to Sanpaolo Banca dell'Adriatico, a new wholly-owned commercial bank, of the company branch composed of 199 operating branches in the Adriatic area, of which 130 came from the incorporated bank.

The Parent Bank statement of income for the half year of 2006 includes the results for the incorporated bank for the period 1 January 2006 to 17 June 2006, in application of the back-dating of the accounting and fiscal effects resulting from the merger. Account items for SANPAOLO IMI S.p.A. are presented in summary form, without pro forma reworking to comparative half-year 2005 figures which do not take into account the aforementioned extraordinary transactions and some reclassifications applied as of 31 December 2005 in compliance with instructions set forth by the Bank of Italy and issued in its Circular no. 262 dated 22 December 2005, governing bank financial statements. The decision falls in line with best practices and policies recommended by standard setters, which recommend or require that financial statements be certified and not subject to pro forma reworking. Nevertheless, where the impact of the aforementioned extraordinary transactions proved significant, commentary is provided below on the annual changes calculated on official bases and on those estimated on homogeneous bases.

Total operating income, amounting to 3,293 million euro, rose by 47.3% on the first half-year 2005 figure thanks to growth in all revenue components. When recalculated on homogeneous bases, the rise in total operating income on half-year 2005 figures falls to 42.2%. In spite of the 4.9% increase in operating costs, pre-tax operating profit was boosted by the strong performance in revenues, recording a growth of 91%. Such growth led net profit to reach 1,799 million euro - a figure almost double that of the first half of the previous year. When recalculated on homogeneous bases, the growth in net profit stands at 98.7%.

Net Interest Income

Net interest income for the half year of 2006 totaled 902 million euro, recording a rise of 20.1% on the figure for same period for the previous year (+14.1% when recalculated on homogeneous bases). This trend is essentially due to the growth in volumes dealt, which was only partially eroded by the seven basis-

Net interest income

	First half 2006 (€/mil)	First half 2005 (€/mil)	Change first half 2006 / First half 2005 (%)
Interest income and similar revenues	2,592	1,943	+33.4
Interest expenses and similar charges	-1,690	-1,192	+41.8
Net interest income	**902**	**751**	**+20.1**

point fall in the total spread between interest-earning assets and interest-bearing liabilities.

A similar trend was observed in the spread of short-term operations with Italian customers, when compared to the previous half-year period, due to the closing of the mark-up, which was however almost entirely off-set by the rise in the mark-down, which benefited from the rise in interest rates by the European Central Bank (ECB) at the end of 2005 and again in March and June 2006.

Total Operating Income

Total operating income for the half year of 2006 totaled 3,293 million euro, up 47.3% on the corresponding half-year figure for the previous year (+42.2% when recalculated on homogeneous bases). The rise was underpinned by growth in all revenue components, predominantly by an increase in dividends on equity shareholdings and in net income from other financial assets and liabilities.

Net commissions, amounting to 742 million euro, showed an increase of 5% compared to the first half of 2005. The growth trend, reduced to 1.3% when recalculated on homogeneous bases, was driven by increases recorded in management and dealing services (+8.1%), both in asset management (+8.3%), which represented approximately half of total commissions, and in securities and currency dealing (+6.3%). Both components benefited from the positive performance of financial markets (the Comit index rose by 12.6% as of June 2005). A further contribution was provided by commissions from foreign branches (+25.6%), whilst all other areas recorded a decline.

Income from credit disposals, assets held to maturity and the repurchase of non-hedged financial liabilities totaled 16 million euro, compared to the 11 million recorded for the first half year of 2005. The figure is chiefly comprised of profit on the disposal of non-performing loans due from a company in the Enron Group and penalties received for the early repayment of medium-/long-term financing.

Dividends on equity shareholdings totaled 1,258 million euro, up 81.5% on the previous corresponding half-year figure. The significant increase was driven by subsidiary companies which in the previous year had not paid out dividends due to their exclusion from the consolidation fiscal area or because they had recorded losses, and by the general rise in pay-outs thanks to improvements in income results.

Income from other financial assets and

Total operating income

	First half 2006 (€/mil)	First half 2005 (€/mil)	Change first half 2006 / First half 2005 (%)
Net interest income	902	751	+20.1
Net commissions	742	707	+5.0
- management, dealing and advisory services	451	410	+10.0
- asset management	*389*	*350*	*+11.1*
- securities dealing and safekeeping, and currency dealing	*62*	*60*	*+3.3*
- loans and guarantees	100	107	-6.5
- collection and payment services	62	62	-
- deposits and current accounts	125	122	+2.5
- other services	4	6	-33.3
Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	16	11	+45.5
Dividends on equity shareholdings	1,258	693	+81.5
Income from other financial assets and liabilities	375	74	n.s.
Total operating income	**3,293**	**2,236**	**+47.3**

liabilities recorded a result of 375 million euro, compared to the 74 million euro recorded for the first half year of 2005. The half-year 2006 figure includes 250 million euro in capital gains realized through the disposal of shares classified as available for sale (in particular, 239 million euro from the transfer of Santander Central Hispano to the subsidiary Sanpaolo IMI International), 49 million euro generated by dealing activities in derivative contracts on behalf of customers, 30 million euro in dividends on minority equity shareholdings classified as available for sale, 12 million euro from the sale of FIAT shares resulting from the convertible facility, and 34 million euro from other net positive outcomes.

Net Operating Income

Net operating income totaled 3,178 million euro, an increase of 50.2% (+45% when recalculated on homogeneous bases).

The increase was driven by the fall in net adjustments to loans (-3.4%), which confirm the satisfactory risk profile of the Bank's loan portfolio.

Pre-tax Operating Profit

Pre-tax operating profit totaled 2,044 million euro, up 91% on the first half-year 2005 figure (+86.1% when recalculated on homogeneous bases) notwithstanding the growth recorded in operating costs.

Operating costs rose by 4.9% on the first half-year 2005 figure to total 1,308 million euro. Net of the effects of the extraordinary transactions mentioned above, the rise comes down to 1.6%, with the increase in personnel costs and other administrative costs partially off-set by the fall in adjustments to tangible and intangible assets.

Looking at recalculated figures, personnel costs recorded a rise of 1.9% on the first half-year 2005 figure to total 730 million euro, driven by growth in the workforce as a result of investments made in the sales network. The trend in personnel costs was also influenced by the continuing effects of the rises resulting

Net operating income

	First half 2006 (€/mil)	First half 2005 (€/mil)	Change first half 2006 / First half 2005 (%)
Total operating income	3,293	2,236	+47.3
Net adjustments to loans	-115	-119	-3.4
Net adjustments to other financial assets	-	-1	n.s.
Net operating income	**3,178**	**2,116**	**+50.2**

Pre-tax operating profit

	First half 2006 (€/mil)	First half 2005 (€/mil)	Change first half 2006 / First half 2005 (%)
Net operating income	3,178	2,116	+50.2
Operating costs	-1,308	-1,247	+4.9
- personnel costs	-730	-681	+7.2
- other administrative costs	-433	-411	+5.4
- net adjustments to tangible and intangible assets	-145	-155	-6.5
Other net income (expenses)	218	218	-
Impairment of goodwill	-	-	-
Profits (losses) on equity shareholdings	-2	-	n.s.
Profits (losses) from disposals of investments	4	9	-55.6
Net provisions for risks and charges	-46	-26	+76.9
Pre-tax operating profit	**2,044**	**1,070**	**+91.0**

from the national collective labor contracts (CCNL) renewed in February 2005, the provisions for the possible renewal of the CCNL which expired at the end of 2005, and the increase in the variable component of salaries. The latter rose as a result of the expenses connected to medium-term incentives in support of the three-year Plan, and the conclusion of the employee share plan provided for in the recent renewal of the complementary company contract.

Other administrative costs totaled 433 million euro, recording a rise of 5.4% (+4.5% when recalculated on homogeneous bases) on the first half-year 2005 figure. A break-down of the cost figure highlights a growth in property costs, influenced primarily by rental fees and property maintenance costs connected with the implementation of the branch plan and rising energy costs due to surging oil prices. Promotion, advertising and marketing costs related to product campaigns also grew, as did indirect personnel costs, charges for services provided by third parties, and indirect duties and taxes. On the other hand, a fall was recorded in IT costs, which represent approximately 20% of all other administrative costs, as well as in general expenses and professional and insurance fees.

The 6.5% drop (-7.5% when recalculated on homogeneous bases) in adjustments to tangible and intangible assets was chiefly due to the closure, at the end of the previous year, of the amortization plans for certain IT investments of considerable size.

Profits from the disposal of investments, equal to four million euro, refer mainly to the transfer during the half-year of three branches belonging to the incorporated Banca Popolare dell'Adriatico to Cassa di Risparmio in Bologna.

Net provisions for risks and charges totaled 46 million euro, representing a 76.9% increase on the corresponding 2005 half-year figure. The increase was mainly due to the maintenance of an adequate level of coverage for risks connected with legal disputes and guarantees provided to Group tax collection companies, also following the disposal currently underway of these companies to Riscossione S.p.A.. With regard to the passive legal dispute in the tax collection branch, it should be mentioned that, on the basis of the clarifications made by the interpreters of the law (art. 26-quater of Law no. 248 of 4 August 2006) in relation to the applicability of the correction introduced by Law no. 331 of 30 December 2004, the majority of the risks connected to the sentences, for which requests for payment were made by the Financial Administration, have been nullified. The relative provisions have thus been allocated for risks not covered by the above sentence and labor related disputes.

Net Profit

Net profit for the period, net of income taxes, totaled 1,799 million euro, almost double the

Other administrative costs (1)

	First half 2006 (€/mil)	First half 2005 (€/mil)	Change first half 2006 / First half 2005 (%)
IT costs	91	96	-5.2
Property costs	117	105	+11.4
General expenses	68	69	-1.4
Professional and insurance fees	43	44	-2.3
Promotion, advertising and marketing expenses	40	31	+29.0
Indirect personnel costs	35	32	+9.4
Charges for services provided by third parties	27	24	+12.5
Indirect duties and taxes	12	10	+20.0
Other administrative costs	**433**	**411**	**+5.4**

(1) Expenses are expressed net of their recoveries.

figure recorded for the first half year of 2005.

With a tax charge totaling 245 million euro, the relevant tax rate came to 12%. The tax rate was over four percentage points lower than that recorded for the first half year of 2005 due to the greater proportion of dividends on equity shareholdings which are IRES (corporate income tax) exempt, capital gains on equity shareholdings that enjoy participation exemption, and the lower proportion of personnel costs which are not IRAP (regional income tax) deductible.

Net profit

	First half 2006	First half 2005	Change first half 2006 / First half 2005
	(€/mil)	(€/mil)	(%)
Pre-tax operating profit	2,044	1,070	+91.0
Taxes for the period	-245	-172	+42.4
Profits (losses) on discontinued operations net of taxes	-	-	-
Net profit	**1,799**	**898**	**+100.3**

Operating Volumes and Organization

Account items for SANPAOLO IMI S.p.A. as at 30 June 2006 are compared to corresponding figures as at 31 December 2005 published in the 2005 Parent Bank Financial Statements. Comparative data is not, however, homogeneous due to the merger by incorporation of Banca Popolare dell'Adriatico and the transfer to Sanpaolo Banca dell'Adriatico of 199 operating branches, 69 of which from the Parent Bank; the transactions respectively took place on 17 and 18 June 2006. As a result of the fewer number of branches, Parent Bank stocks as at 30 June 2006 were down-sized. For the purposes of a correct interpretation of trends, changes in figures with respect to the beginning of the year have been calculated on official bases, with estimates reported on homogeneous bases where the impact of the aforementioned extraordinary transactions proved significant.

Customer Financial Assets

At 30 June 2006, customer financial assets totaled 225.9 billion euro, representing a 3.7% increase since the beginning of the year driven by positive trends in direct deposits and, within the scope of indirect deposits, in asset administration. Overall growth was the result of the recomposition of the asset stock managed on behalf of customers, with a rise recorded in direct deposits and asset administration to the detriment of asset management (down two percentage points), which was penalized by outflows affecting mutual funds and fund-based portfolio management, and the negative performance of financial markets in the second quarter of 2006.

The growth in financial assets was dampened by the exclusion from the Bank's operating scope of financial assets relating to the branches transferred to Sanpaolo Banca dell'Adriatico; a reworking of the 31 December 2005 figure on homogeneous bases reveals an increase of 10.2 billion euro, representing a 4.7% rise.

More specifically, direct customer deposits recorded an increase of 7.8% from the beginning of the year (+8.3% when reworked on homogeneous bases).

Within the total aggregate, deposits for domestic branches rose by 8.3% from the

Customer financial assets

	30/6/2006		31/12/2005		Change 30/6/06-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(%)
Asset management	65,359	29.0	67,413	31.0	-3.0
Asset administration	77,526	34.3	73,368	33.7	+5.7
Direct deposits	82,973	36.7	76,942	35.3	+7.8
Customer financial assets	**225,858**	**100.0**	**217,723**	**100.0**	**+3.7**

Direct customer deposits (1)

	30/6/2006		31/12/2005		Change 30/6/06-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(%)
Italian branch deposits	71,502	86.2	66,034	85.8	+8.3
- current accounts and deposits	34,744	41.9	35,632	46.3	-2.5
- certificates of deposits	339	0.4	373	0.5	-9.1
- bonds	21,538	26.0	17,943	23.3	+20.0
- subordinated liabilities	7,582	9.1	5,822	7.6	+30.2
- repurchase agreements and securities lending	6,395	7.7	5,201	6.8	+23.0
- other deposits	904	1.1	1,063	1.4	-15.0
Foreign branch deposits	11,471	13.8	10,908	14.2	+5.2
Direct customer deposits	**82,973**	**100.0**	**76,942**	**100.0**	**+7.8**

(1) Including accruals and value adjustments for fair value coverage.

beginning of the year to total 71.5 billion euro, thanks mainly to the increase in bonds, subordinated loans and repurchase agreements.

Direct customer deposits pertaining to the foreign branch network, equal to 11.5 billion euro, recorded a 5.2% increase with respect to the end of 2005, as a result of growth in deposits (+0.9 billion euro), which fully off-set reimbursements of securities (-0.3 billion).

Indirect deposits also recorded growth, equal to 1.5% on the end-December 2005 figure, which rises to 2.8% when reworked on homogeneous bases.

At the end of the first half of 2006, asset management of the Bank stood at 65.4 billion euro, down 3% from the end of December 2005, or 1.3% when reworked on homogeneous bases. The fall was entirely due to negative performance, whilst the good trend recorded in portfolio management was fully off-set by outflows from mutual funds.

With regard to the various products, mutual funds and fund-based portfolio management amounted to 44.1 billion euro, down 3.7% from the beginning of the year or 2.1% when reworked on homogeneous bases. The fall in asset management, seen also at system level, is attributable to the outflow of mutual funds caused by expectations of further rises in interest rates which had a negative effect on the net inflow of bond funds in particular, and the high volatility of stock market indices which also influenced the equity funds compartment in its most traditional component. A break-down of the mutual funds highlights the increased contribution of equity funds (including hedge funds and flexible funds), which rose from 18.5% as at 31 December 2005 to 20.9% at 30 June 2006, whilst falls were recorded in all other mutual fund types, in particular liquidity funds, which recorded a drop of 1.4 percentage points. In equity funds, the greatest contribution was provided by flexible funds, which grew by 2.7 percentage points from the beginning of the year. More specifically, during the half-year period, new flexible

Asset management

	30/6/2006		31/12/2005		Change 30/6/06-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(%)
Mutual funds and fund-based portfolio management	44,117	67.5	45,814	68.0	-3.7
Portfolio management	1,923	2.9	1,770	2.6	+8.6
Life technical reserves and financial liabilities	19,319	29.6	19,829	29.4	-2.6
Asset management	**65,359**	**100.0**	**67,413**	**100.0**	**-3.0**

Change in asset management

	First half 2006 (€/mil)	First half 2005 (€/mil)
Net inflow for the period	21	1,495
- mutual funds and fund-based portfolio management	-220	183
- portfolio management	210	-89
- life policies	31	1,401
Performance effect	-2,075	1,597
Change in asset management	**-2,054**	**3,092**

Mutual funds by type

	30/6/2006 (%)	31/12/2005 (%)
Equity	20.9	18.5
Balanced	16.5	16.8
Bond	36.1	36.8
Liquidity	26.5	27.9
Total Group mutual funds	**100.0**	**100.0**

funds entitled "Absolute Return" were placed, offering fund managers greater freedom in the portfolio mix and featuring the objective of a fixed return within a set time horizon as well as certain limits on volatility. The Bank's share of the domestic mutual funds market, measured on the new reference parameters developed by Assogestioni and which include foreign funds promoted in Italy by foreign SICAVs, totaled 7.5%.

At the end of June 2006, the stock of technical reserves and financial liabilities in the life insurance business recorded a drop of 2.6% from the beginning of the year; when reworked on homogeneous bases, the figure was more or less stable (-0.7%). The slight growth in net inflow was affected by both the slow-down in issues with respect to the past and the progressive ageing of the policy portfolio, whereby policy redemptions were more significant; however, the negative performance of financial markets was the major factor. Premiums issued during the half year, totaling 1.6 billion euro, were equally distributed across insurance policies and index-linked and unit-linked policies of a predominantly financial nature.

Asset administration at the end of the half year of 2006 totaled 77.5 billion euro, recording a growth of 5.7% from the beginning of the year (+6.5% when reworked on homogeneous bases), despite the penalizing effect of negative performances over the half-year period. Customers showed a propensity for investment in government securities and bonds.

Loans to Customers

Loans to customers, including debt securities and NPLs, came to 75.5 billion euro at the end of June 2006, highlighting a strong growth rate for the half-year period both in terms of official figures (+12.3%) and figures reworked on homogeneous bases (+14.3%). Financing to customers (excluding NPF) amounted to 74.3 billion euro, a rise of 11.3% from the end of 2005 (+13.3% when reworked on homogeneous bases). A positive trend was observed over the half year for both medium-/long-term financing and short-term financing. The high growth rates recorded by the latter (+23.5%), compared to +3.3% for the former, were driven above all by repurchase agreements and greater financing to the corporate segment in both Italy and abroad.

In the medium-/long-term loans compartment, mortgage loans to households recorded significant growth, with inflow for the first six months of 2006 amounting to 1.7 billion euro, a 13.7% rise over the same period of the previous year.

The break-down of customer loans by counterparty reveals growth in all components over the half-year period. In particular, strong growth was recorded in financing to financial companies (+21.5%), to family businesses

Loans to customers (1)

	30/6/2006		31/12/2005		Change 30/6/06-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(%)
Short-term financing	32,851	43.5	26,603	39.6	+23.5
Medium-/long-term financing	41,405	54.8	40,101	59.6	+3.3
Financing to customers excluding NPF	**74,256**	**98.4**	**66,704**	**99.2**	**+11.3**
Non-performing financing	277	0.4	333	0.5	-16.8
Financing to customers	**74,533**	**98.7**	**67,037**	**99.7**	**+11.2**
Debt securities held in the portfolio	955	1.3	195	0.3	n.s.
Defaulted debt securities	-	0.0	-	0.0	-
Debt securities	**955**	**1.3**	**195**	**0.3**	**n.s.**
Loans to customers	**75,488**	**100.0**	**67,232**	**100.0**	**+12.3**

(1) Including accruals and value adjustments for fair value coverage.

and non-financial companies (+6.8%) and to households (+5.6%).

Quality of the Loan Portfolio

At the end of the half year, net doubtful loans totaled 1,004 million euro, down 14.3% from the beginning of the year (-10.8% when reworked on homogeneous bases). More specifically, as concerns loans to customers, the break-down of the official figure shows that:

- non-performing financing, totaling 277 million euro, fell by 16.8% from the end of 2005; the ratio of non-performing financing to loans to customer stood at 0.4%, down one-tenth of a point from the end of 2005, while the coverage ratio for non-performing financing rose to 82.8% compared to the 81.3% recorded at end 2005;
- problem and restructured financing fell to 388 million euro, representing a decrease of 6.1% from the end of December 2005, with a coverage ratio of 27%, up half a percentage point from the beginning of the year;
- financing due/overdue by more than 180 days amounted to 310 million euro, representing a drop of 14.6% from the beginning of the year, with a coverage ratio of over 15%;
- non-guaranteed financing to countries at risk amounted to 10 million euro compared to the 16 million euro recorded at the end of 2005, with a coverage ratio of 39%, up six percentage points from the end of 2005.

Loans to customers by counterparty (1)

	30/6/2006		31/12/2005		Change 30/6/06-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(%)
Financing to households	16,457	21.8	15,581	23.2	+5.6
Financing to family businesses and non-financial companies	39,930	52.9	37,398	55.6	+6.8
Financing to financial companies	16,027	21.2	13,192	19.6	+21.5
Financing to governments and public entities	1,937	2.6	732	1.1	+164.6
Other	182	0.2	134	0.2	+35.8
Financing to customers	**74,533**	**98.7**	**67,037**	**99.7**	**+11.2**
Debt securities	**955**	**1.3**	**195**	**0.3**	**n.s.**
Loans to customers	**75,488**	**100.0**	**67,232**	**100.0**	**+12.3**

(1) Including accruals and value adjustments for fair value coverage.

Qualitative analysis of the loan portfolio (1)

	30/6/2006		31/12/2005		Change 30/6/06-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(%)
Non-performing financing	277	0.4	333	0.5	-16.8
Problem and restructured financing	388	0.5	413	0.6	-6.1
Financing to countries at risk	10	0.0	16	0.0	-37.5
Financing due/overdue by more than 180 days	310	0.4	363	0.5	-14.6
Defaulted securities held in the portfolio	-	0.0	-	0.0	-
Doubtful loans - customers	**985**	**1.3**	**1,125**	**1.7**	**-12.4**
Performing financing	73,548	97.4	65,912	98.0	+11.6
Performing debt securities held in the portfolio	955	1.3	195	0.3	n.s.
Loans to customers	**75,488**	**100.0**	**67,232**	**100.0**	**+12.3**
Non-performing and problem financing - banks	-		-		-
Financing due/overdue by more than 180 days - banks	-		-		-
Financing to countries at risk - banks	19		46		-58.7
Defaulted securities held in the portfolio - banks	-		-		-
Total doubtful loans - customers and banks	**1,004**		**1,171**		**-14.3**

(1) Including accruals and value adjustments for fair value coverage.

General adjustments for risks to the loan performing portfolio totaled 495 million euro, equal to 0.7% of performing loans and in line with figures recorded at 31 December 2005.

Activities on Financial Markets

Treasury and financial management activities

The Bank's Treasury is centrally responsible for all treasury activities and the management of the financial risks of the domestic banking networks, thereby guaranteeing direct access to money markets, to spot and forward exchange rate markets and to securities markets, as well as to payment systems, and oversees the Group's liquidity policy. To access the medium-/long-term derivatives markets, the Treasury of the Parent Bank is supported by the subsidiary Banca IMI, which carries out the service by exploiting the synergies obtainable from its own market-making activities.

The financial risk management policies related to the banking books (Asset and Liability Management) are discussed in Part E of the Explanatory Notes to the Financial Statements.

As regards the centralized management of liquidity, as of 30 June 2006 about 56% of interbank lendings and 44% of interbank borrowings referred to infragroup financing and deposits. Net of these components, during the half year the Bank maintained a debt imbalance with respect to the market. As a consequence, the Treasury operates in the markets to collect the necessary liquidity under a strict policy of funding diversification.

As far as medium- and long-term funding is concerned, also managed centrally, a total of over six billion euro was raised during the first six months of 2006, composed as follows:

- approximately 1.8 billion euro through the placement of senior securities by way of the internal network, that is the networks of the Group;
- around 3.3 billion euro through the placement of securities on international markets with Italian and foreign institutional investors, of which 1.5 billion euro seniors and approximately 1.8 billion subordinated (Lower Tier II);
- 875 million euro through senior bond issues underwritten by Sanpaolo Life Ireland (Eurizon group) and listed on the Dublin Exchange in connection with the placement of retail policies in Italy;
- 60 million euro through senior bank loans and deposits.

Regarding deposits from International Organizations, use continued to be made of funds from Global Loans previously issued by the EIB, especially those destined to finance Research and Development initiatives in Italy, as well as by Kreditanstalt für Wiederautbau (KfW).

During the half year, funding transferred to other group banks and companies by the

Interbank position, securities and derivatives

	30/6/2006 (€/mil)	31/12/2005 (€/mil)	Change 30/6/06-31/12/05 (%)
Interbank			
Assets (1)	43,324	40,315	+7.5
Liabilities	46,533	44,721	+4.1
Portfolio securities (1) (2)	**12,824**	**12,471**	**+2.8**
Derivatives			
Hedging derivatives (notional)	51,641	26,713	+93.3
Dealing derivatives (notional)	117,759	99,317	+18.6

(1) Unlisted bonds classified as loans & receivables are included in the caption "Securities" (4,624 million euro as at June 30 2006 and 4,260 million as at 31 December 2005).

(2) The figure includes debt securities and equities (including OICR shares) classified in the various portfolios, except for "Other equity investments" described elsewhere in this Report.

Parent Bank totaled 770 million euro.

The securities portfolio of SANPAOLO IMI S.p.A., held for treasury and investment purposes, as at 30 June 2006 totaled 12.8 billion euro, representing a 2.8% increase on the 12.5 billion recorded at the end of December 2005. The amount can be broken down as follows: 4.4 billion euro in securities held for trading or designated as at fair value; 2.2 billion euro in securities held to maturity; 0.6 billion euro in securities available-for-sale; and 5.6 billion euro in securities classified as "loans and receivables".

The break-down of the securities portfolio as at 30 June 2006 shows the stable prevalence of government bonds originating from EU nations, equal to 35% of the total, whilst 62% of the portfolio consisted of securities issued by banks, financial institutions and international organizations, 1% consisted of corporate bonds, and the remaining 2% of O.I.C.R. funds. With the aim of maximizing profit opportunities, portfolio management maintained, through the component of securities eligible for Eurosystem monetary policy operations, the collateral suitable for managing liquidity and, at the same time, for pledging transactions in customer repurchase agreements.

During the first half of 2006, the volume of securities traded by the Bank on its own account totaled 16 billion euro, while transactions involving repurchase agreements amounted to 168.3 billion euro, of which 110.7 billion were carried out on the MTS/PCT platform.

Shareholdings

As of 30 June 2006, Bank shareholdings amounted to 10,381 million euro, of which 9,239 million classified as "Equity shareholdings" and 1,142 million as "Available-for-sale financial assets – Equities".

Equity shareholdings

This balance sheet caption includes "significant" shareholdings, i.e. those held in subsidiaries and in companies on which the Bank has a significant influence. As at 30 June 2006, the figure totaled 9,239 million euro. During the half year, a net decrease was observed in the figure with respect to 31 December 2005, equal to 234 million euro. The change was due to additions for acquisitions and subscriptions (620 million euro), reductions for sales (135 million euro) and other net reductions equal to 719 million euro.

The main transactions concluded during the half year of reference included:

- the merger by incorporation into SANPAOLO IMI of the fully-owned subsidiary Banca Popolare dell'Adriatico and the subsequent

Shareholdings

	30/6/2006 (€/mil)	31/12/2005 (€/mil)	Change 30/6/06-31/12/05 (%)
Equity shareholdings (1)	**9,239**	**9,473**	**-2.5**
Qualified investments	9,239	9,473	-2.5
Other equity investments (2)	**1,142**	**1,547**	**-26.2**
- Santander Central Hispano	*-*	*586*	*n.s.*
- IXIS Asset Management Group S.A. (3)	*387*	*216*	*+79.2*
- Banca d'Italia	*185*	*185*	*-*
- Banca delle Marche S.p.A.	*92*	*92*	*-*
- IXIS Corporate & Investment Bank (3)	*119*	*91*	*+30.8*
- other	*359*	*377*	*-4.8*

(1) The list is given in the Explanatory Notes (Part B - Section 10).

(2) Included in the caption "Available-for-sale financial assets - Equities".

(3) The increase with respect to 31/12/2005 is exclusively due to designation as at fair value with balancing entry booked to shareholders' equity.

assignment to Sanpaolo Banca dell'Adriatico, the new company wholly-owned by the Bank, of the company branch constituted of the entire network of branches located in the regions of Marche, Abruzzo and Molise;

- the transfer to the fully-owned subsidiary Eurizon Financial Group of the 100% equity shareholding in Sanpaolo IMI Asset Management, as part of the rationalization plan involving the concentration into a single vehicle of the Group's asset management and insurance business;
- the acquisition of 80% of Banca Italo Albanese for a total of 44.4 million dollars (35.4 million euro as at 30 June 2006) from Capitalia Group and the Albanian finance ministry;
- the increase, from 11% to 30%, of the stake held in Si Holding, the company which fully owns CartaSi, for a total of 28.2 million euro;
- the proportionate subscription of the increase in paid capital promoted by Cassa di Risparmio di Firenze. Subscription to the transaction, that meant an outlay of 28.1 million euro, keeps the shareholding in the Florentine company unchanged (equal to 18.7% of capital).

Other equity investments

The remaining equity investments owned by the Bank are included in "Available-for-sale financial assets – Equities". As at 30 June 2006, this component amounted to 1,142 million euro, with a net decrease of 405 million euro compared to end 2005.

The main transactions completed during the half-year period include:

- the transfer of the shareholding in SCH (0.8%) to the subsidiary Sanpaolo IMI International. The transfer, which added to the 1.35% shareholding in the company already held by the Luxembourg subsidiary, was concluded for a consideration of 581 million euro (in line with stock market prices at the time of disposal) and generated a capital gain of 239 million euro;
- the transfer to Cassa di Risparmio di Firenze of the 12.33% shareholding held in Centro Leasing S.p.A. The transaction was concluded for a consideration of 21.2 million euro and gave rise to a capital gain of 6.6 million euro;
- the transfer to IMI Investimenti of the 2.2% shareholding held in Aeroporto G. Marconi di Bologna, for a total of 3.5 million euro, which generated a capital gain equal to 3.3 million euro.

Capital and Reserves

Net shareholders' equity

Bank net shareholders' equity, amounting to 11,748 million euro at 30 June 2006, showed the following changes during the half year.

Movements in Bank's shareholders' equity	(€/mil)
Net shareholders' equity as at 31 December 2005	**10,895**
Decreases	**-1,166**
Dividends	-1,067
- Net change in valuation reserves	-96
- Net change in own shares	+1
- Other changes	-2
Increases	**2,019**
- Net profit	1,799
- Scrip issue	150
- Stock option accounting	70
Net shareholders' equity as at 30 June 2005	**11,748**

Variations during the first six months of 2006 were basically determined from end-of-period income, net of dividends paid out of the net profit for 2005, the change in valuation reserves and accounting for stock options.

In particular, the change in valuation reserves, which fell from 446 million euro to 350 million, was impacted by:

- the reduction in reserves relating to the adjustment in value of available-for-sale financial assets, which fell from 436 million euro to 380 million euro, essentially due to the revaluation of shareholdings in IXIS Asset Management Group and IXIS Corporate & Investment

Bank for a total of 193 million euro, and the transfer to the subsidiary Sanpaolo IMI International of the shareholding held in Santander Central Hispano, which generated a capital gain recorded in the statement of income for 239 million euro;

- the recognition, attributable to the rise in interest rates, of 97 million euro of lower actuarial losses on defined benefit employee funds and employee termination indemnities (TFR), whose valuation is recorded in a direct corresponding item under specific shareholders' equity reserves;
- the use of valuation reserves for tangible assets, involving the draw-down of 150 million euro for the scrip issue of share capital;
- the reduction in the negative cash flow hedge reserve, from -21 million euro to -8 million euro.

Regulatory capital and solvency ratios

The ratio between the Bank's regulatory capital and the total of weighted assets generated by the credit and market risk as at 30 June 2006 showed a total solvency ratio of 15.2%. The ratio of tier 1 capital to total weighted assets was 10.6%.

Own shares

As at 30 June 2006, 2,430,217 SANPAOLO IMI shares were held by the Parent Bank (with a par value of 7 million euro), representing 0.13% of the share capital and corresponding to a value of 25.9 million euro; the shares were recognized in line with new IAS/IFRS bases as a negative component of shareholders' equity and booked at the same value.

As at 31 December 2005, SANPAOLO IMI S.p.A. held 4,015,919 own shares in its portfolio (par value 11.2 million euro), representing 0.21% of the share capital and equal to 42.5 million euro. During the half year, the Bank purchased 64,298 own shares (par value 0.2 million euro) to the value of 0.9 million euro and sold 1,650,000 shares (par value 4.8 million euro) for 17.5 million euro.

In view of the own shares held in its portfolio, the Bank has the same amount allocated in the unavailable reserve, in accordance with statutory requirements.

Operating Structure

The distribution network

The distribution network of SANPAOLO IMI S.p.A., as at 30 June 2006, included 1,362 banking branches in Italy, 13 foreign branches, and 19 foreign representative offices.

In the first six months of the year, following the implementation of the rationalization process of the distribution network of the Group in the North Eastern and Adriatic areas, the merger by incorporation of Banca Popolare dell'Adriatico into SANPAOLO IMI was concluded, as was the subsequent spin-off of the company branch consisting of the ex-Banca Popolare dell'Adriatico branches

Distribution network

	30/6/2006	30/6/2005	Change 30/06/06 - 30/06/05 (%)	31/12/2005	Change 30/06/06 - 31/12/05 (%)
Banking branches and area offices	**1,375**	**1,330**	**+3.4**	**1,428**	**-3.7**
- Italy (1)	1,362	1,317	+3.4	1,354	+0.6
- Foreign	13	13	-	13	-
Representative offices	**19**	**19**	**-**	**19**	**-**

(1) Figures as at 30/6/2005 31/12/2005 were reclassified following the extraordinary transaction of merger and spin-off of Banca Popolare dell'Adriatico and the area reorganization involving Parent Bank branches.

in the Marche, Abruzzo and Molise regions, as well as those in Romagna into a new banking company called Sanpaolo Banca dell'Adriatico S.p.A.

With regards to multi-channel activities in relation to the private and retail segments, the number of direct banking contracts managed by Sanpaolo rose by over 591,000, representing a 4.9% increase on the figure as of 31 December 2005. Internet banking contracts with companies stood at approximately 31,828, representing a slight drop on the end-December figure. Service to retail customers is also provided through the network of Bancomat automatic tellers (1,903 ATMs as at 30 June 2006) and POS terminals (42,470).

Personnel

At 30 June 2006, SANPAOLO IMI S.p.A. staff totaled 20,535 employees, plus 13 workers on atypical employment contracts, for a total personnel of 20,548.

In June 2006, the restructuring of the territorial distribution network was brought to term with the transfer of Adriatic area branches to the new company Sanpaolo Banca dell'Adriatico, whilst the Milan, Rome and Città di Castello branches of the ex-Banca Popolare dell'Adriatico were transferred to the Parent Bank. The restructuring process led to an overall drop in personnel of 540 employees.

Compared to June 2005, when reworked on homogeneous bases, the change in personnel was +179 employees (+0.9%), with a slight fall in the number of workers on atypical contracts (-9 people).

Compared to 31 December 2005, again when reworked on homogeneous bases, the June personnel figure proved substantially stable (+30 employees; +0.1%), following the recruitment of 196 new employees, 142 resignations, and a net movement of -24 employees between Group companies, in particular towards the network banks in order to cover their relative staff needs.

The increase with respect to the beginning of the year is also the result of ongoing investment to support the development of sales. Almost two-thirds of the increase in fact was driven by direct business structures, with a growing use of employees dedicated to customer service, in particular through non-traditional channels such as Internet Banking and 'Phone Banking.

Stock option programs

On 25 October 2005, the Board of Directors of SANPAOLO IMI approved, as part of the 2005-2008 Industrial Plan, an employee share plan for all employees of the Commercial Banks, while the Shareholders' Meeting of 28 April 2006 authorized the purchase and alienation of own shares, also to service employee compensation plans.

Personnel

	30/06/2006	30/06/2005 reclassified	Change 30/06/06 - 30/06/05 reclassified		31/12/2005 reclassified	Change 30/06/06 - 31/12/05 reclassified	
				%			%
Period-end headcount (1)	**20,535**	**20,356**	**179**	**+0.9**	**20,505**	**30**	**+0.1**
Executives	416	368	48	+13.0	408	8	+2.0
Managers	7,438	7,229	209	+2.9	7,400	38	+0.5
of which: third and fourth level managers	2,553	2,529	24	+0.9	2,541	12	+0.5
Remaining employees	12,681	12,759	-78	-0.6	12,697	-16	-0.1
Other personnel (2)	13	22	-9	-40.9	11	2	+18.2
Total	**20,548**	**20,378**	**170**	**+0.8**	**20,516**	**32**	**+0.2**

(1) Figures as at 31/12/2005 and 30/6/2005 were rreclassified with respect to figures published in the Financial Statements for 2005 and the Half Year Report for 2005 to take into account the spin-off of branches following the establishment of Sanpaolo Banca dell'Adriatico in June 2006, and personnel seconded to GEST Line in relation to the recognition of profits on discontinued operations.

(2) Includes workers on fixed term contracts and contracts for specific projects.

The 2006 Share Plan provides for a link with the 2005 Productivity Bonus that was determined on the basis of economic results and profitability achieved in 2005.

The employee share plan was promoted with the aim of heightening employee involvement in the company's performance and strengthening employee participation in company results and development. The initiative, which falls under the incentives for the 2006-2008 three-year Plan and was specifically provided for in the integrated company contract, acts as an element in the homogenization of the commercial banks of the Group which, for the first time, participate as one body in stock granting transactions.

The initiative involved all employees with an open-ended contract employed at the date of the launch of the Plan (9 June 2006) in one of the Group's commercial banks.

Participation in the Plan was voluntary and involved the gratuitous grant of SANPAOLO IMI shares (non-exercisable for three years), for a value correlated to the position held by the employee as at 31 December 2005; the value of shares granted was calculated at double the quota of the restructuring of each employee's 2005 company Productivity Bonus.

As stipulated in the Plan Regulations, shares have been attributed according to the normal fiscal value (13.7071 euro), equal to the mathematical average of the official share price in the period 27 June-26 July 2006.

The transaction was concluded at the end of July and assigned to the 14,356 employees of the Bank who subscribed to the Plan (73% of those with the right to subscribe) approximately 1.4 million shares, corresponding to a total value of around 19 million euro.

Shareholders and Ratings

Shareholders

As of 30 June, and on the basis of the available information, the shareholder structure of SANPAOLO IMI was as shown in the table:

Shareholders of SANPAOLO IMI

	% of capital	
	total	ordinary
Compagnia di San Paolo	14.19	6.83
Banco Santander Central Hispano	8.43	9.93
Fondazione Cassa di Risparmio di Padova e Rovigo	7.02	3.99
Fondazione Cassa di Risparmio in Bologna	5.54	2.84
Giovanni Agnelli e C.	4.96	5.85
Assicurazioni Generali	2.11	2.49
Morgan Stanley & Co. International	1.75	2.06
Mediobanca	1.72	2.03
Banca Monte dei Paschi di Siena	1.51	1.77
Società Reale Mutua di Assicurazioni	1.50	1.77
Caisse Nationale des Caisses d'Epargne (CNCE)	1.50	1.77
Other shareholders (1)	49.77	58.67
Total	100.00	100.00

(1) Includes own shares held by the Group.

Ratings

The table below reports the main debt ratings assigned to SANPAOLO IMI.

SANPAOLO IMI debt ratings

Fitch	
• Short-term debt	F1+
• Medium-/long-term debt (senior)	AA-
Moody's Investors Service	
• Short-term debt	P-1
• Medium-/long-term debt (senior)	Aa3
Standard & Poor's	
• Short-term debt	A-1+
• Medium-/long-term debt (senior)	AA-

In July 2006, Standard & Poor's raised their rating from A+/A-1 to AA-/A-1+, with stable outlook.

Performance of Share Prices

At the end of June 2006, SANPAOLO IMI's share price was 13.83 euro, up 21.7% compared to 30 June 2005, against an increase of 24% in the MIB index. At the same date, SANPAOLO IMI shares recorded a price/book value of 1.9.

On 6 October 2006, the quoted price was 16.969 euro, representing a rise of 28.4% since the beginning of the year.

SANPAOLO IMI share price and dividends

Year	High (€)	Low (€)	Average (€)	Unit dividend (€)	Dividend yield (1) %	Payout ratio (2) %
1997	8.800	4.564	6.275	0.06	0.91	53.4
1998	16.274	8.717	12.429	0.46	3.74	71.7
1999	16.071	10.970	13.192	0.52	3.91	69.0
2000	20.800	11.483	16.612	0.57	3.42	61.7
2001	18.893	8.764	14.375	0.57	3.97	66.5
2002	13.702	5.231	9.439	0.30	3.18	62.0
2003	11.346	5.796	8.158	0.39	4.78	73.7
2004	11.072	8.799	9.826	0.47	4.78	62.9
2005	13.420	10.201	11.836	0.57	4.82	53.8
2006 (3)	16.969	12.986	14.591			

(1) Calculated on annual average price. (2) On consolidated income

Market comparison

	6/10/2006	30/6/2006	30/6/2005	Change 30/06/06-30/06/05 (%)
SANPAOLO IMI share price (€)	16.969	13.830	11.360	+21.7
Historical MIB bancario index	3,878	3,456	2,786	+24.0

	30/6/2006	30/6/2005	31/12/2005
Book value per share (€)	7.44	6.59	7.22

(3) Until 6/10/2006


280
270
260
250
240
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
80
SANPAOLO IMI
MIB bancario
dic-02
mar-03
lug-03
set-03
dic-03
mar-04
giu-04
set-04
dic-04
mar-05
giu-05
set-05
dic-05
mar-06
giu-06
set-06

PERFORMANCE DEL TITOLO SANPAOLO IMI E DEL MIB BANCARIO (30/12/02=100)

Developments in the Second Half of the Year

Economic Background

In July and August, the US real-term economy showed signs of slowing down, especially in connection to a cooling off of the residential property market, increasing expectations of a net fall compared to the first half of 2006. On the contrary, Europe (Italy included) confirmed a comparatively healthy economy, although some early indicators point to the possibility of a slight decrease in growth rates in the coming months.

Together with the trend in property prices and sectorial imbalances typifying the American economy, oil prices remain one of the major influences on world growth and the outlooks of financial markets.

In the eurozone, a rise in prices, together with a cyclical recovery supported by internal demand, led the European Central Bank (ECB) to raise monetary costs to 3%. The market expects further increases in the coming quarters.

In July and August, mutual investment funds suffered a further fall in net flow (-1.3 billion euro) in spite of positive net inflow in August. However, due to a recovery in stock exchange indices, which favored a revaluation of amounts, overall fund amounts increased.

Bank Performance and Prospects

In July-August, the Bank confirmed the growth in operations recorded at the end of the first six months of 2006.

Continuing the trend seen in the second quarter of the year, customer financial assets increased thanks to asset administration and direct deposits, set against stable asset management.

With reference to loans, customer financing recorded further increases over the two-month period, especially in the medium-/long-term and repurchase agreement compartments.

Income margins confirmed the trend observed over the first half of the year, with an increase recorded in interest margins, thanks to a rise in volumes of loans and deposits.

Economic results for the period stand significantly higher than budget forecasts, especially as concerns revenues.

Turin, 12 October 2006

The Board of Directors

Financial Position as at 30 June 2006
pursuant to article 2501-quater of the Civil Code

EXTRAORDINARY FINANCIAL STATEMENTS AS AT 30 JUNE 2006 SANPAOLO IMI S.p.A.

Financial Position as at 30 June 2006 pursuant to article 2501-quater of the Civil Code

Parent Bank balance sheet

Parent Bank statement of income

Statement of income/expenses in the financial statements

Statement of changes of the Parent Bank net shareholders' equity

Parent Bank statement of cash flow

Explanatory notes to the Parent Bank financial statements

Parent Bank Balance Sheet

(euro)

	Assets	30/06/2006	31/12/2005
10.	Cash and cash equivalents	426,051,616	514,611,533
20.	Financial assets held for trading	4,424,489,911	5,164,645,177
30.	Financial assets designated as at fair value	898,375,218	1,011,804,413
40.	Available-for-sale financial assets	1,799,789,567	2,355,409,299
50.	Financial assets held to maturity	2,191,721,001	2,312,335,104
60.	Due from banks	47,948,146,202	44,574,593,513
70.	Loans to customers	75,487,529,614	67,231,819,968
80.	Hedging derivatives	627,851,915	809,429,193
90.	Fair value changes of generically hedged financial assets	-	-
100.	Investment securities	9,239,095,827	9,473,155,124
110.	Tangibles assets	1,414,281,286	1,431,657,896
120.	Intagibles assets	795,570,332	815,893,087
	of which:		
	- goodwill	*609,851,411*	*612,745,215*
130.	Tax assets	1,426,498,110	1,522,724,055
	a) current	*838,703,304*	*919,466,492*
	b) deferred	*587,794,806*	*603,257,563*
140.	Non-current assets and discontinued operations	38,413,416	28,495,907
150.	Other assets	3,058,117,317	2,753,153,681
	Total assets	**149,775,931,332**	**139,999,727,950**

(euro)

	Liabilities and net shareholders' equity	30/06/2006	31/12/2005
10.	Deposits from banks	46,532,506,675	44,720,937,580
20.	Customer deposits	53,054,622,890	51,915,456,080
30.	Securities issued	29,918,456,101	25,026,177,308
40.	Financial liabilities held for trading	1,226,912,278	1,328,304,751
50.	Financial liabilities designated as at fair value	-	-
60.	Hedging derivatives	353,170,125	751,177,947
70.	Fair value changes of generically hedged financial liabilities	(50,127,947)	(22,937,873)
80.	Tax liabilities	336,531,561	139,440,660
	a) current	*256,205,306*	*64,005,340*
	b) deferred	*80,326,255*	*75,435,320*
90.	Liabilities on discontinued operations	-	-
100.	Other liabilities	5,235,361,147	3,660,288,671
110.	Liabilities for retirement indemnities	496,857,562	539,818,922
120.	Provisions for risks and charges:	923,127,806	1,046,275,453
	a) post retirement benefit obligations	*102,001,537*	*188,983,690*
	b) other provisions	*821,126,269*	*857,291,763*
130.	Valuation reserves	350,624,031	445,357,377
140.	Redeemable shares	-	-
150.	Capital instruments	-	-
160.	Reserves	3,458,789,741	3,318,456,052
170.	Additional paid-in capital	766,330,610	769,131,370
180.	Capital	5,399,586,248	5,239,223,741
190.	Own shares (-)	(25,911,591)	(42,508,503)
200.	Profit (loss) for the period	1,799,094,095	1,165,128,414
	Total liabilities and net shareholders' equity	**149,775,931,332**	**139,999,727,950**

Income statement (euro)

		First half 2006	First half 2005
10.	Interest income and similar revenues	2,581,329,038	1,942,327,485
20.	Interest expenses and similar charges	(1,690,642,293)	(1,191,769,988)
30.	**Net interest income**	**890,686,745**	**750,557,497**
40.	Commission income	819,252,241	748,397,150
50.	Commission expense	(77,047,977)	(41,480,792)
60.	**Commission expense**	**742,204,264**	**706,916,358**
70.	Dividends and similar revenues	1,287,126,011	716,697,265
80.	Profits (losses) on financial trading activities	97,073,645	(2,769,966)
90.	Fair value adjustments from hedge accounting	2,568,064	(2,050,907)
100.	Profit (loss) from sale or repurchase of:	265,014,628	49,222,191
	a) loans	*15,911,152*	*11,468,341*
	b) available-for-sale financial assets	*250,192,580*	*45,066,436*
	c) financial assets held to maturity	*23,983*	-
	d) financial liabilities	*(1,113,087)*	*(7,312,586)*
110.	Profits (losses) on finanancial assets and liabilities designated as at fair value	(3,150,699)	17,416,916
120.	**Net interest and other banking income**	**3,281,522,658**	**2,235,989,354**
130.	Adjustments/write-backs due to impairment of:	(103,778,971)	(119,694,495)
	a) loans	*(86,855,049)*	*(118,599,312)*
	b) available-for-sale financial assets	*(35,402)*	*(1,087,878)*
	c) financial assets held to maturity	-	-
	d) other financial transactions	*(16,888,520)*	*(7,305)*
140.	**Net result of financial activities**	**3,177,743,687**	**2,116,294,859**
150.	Administrative costs:	(1,163,395,995)	(1,092,447,107)
	a) personnel costs	*(729,941,278)*	*(681,458,742)*
	b) other administrative costs	*(433,454,717)*	*(410,988,365)*
160.	Net provisions for risks and charges	(45,792,842)	(25,537,396)
170.	Net adjustments to tangible assets	(88,047,549)	(84,551,253)
180.	Net adjustments to intangible assets	(57,140,257)	(70,764,324)
190.	Other net expenses/income	218,782,533	217,772,758
200.	**Operating costs**	**(1,135,594,110)**	**(1,055,527,322)**
210.	Profits (losses) on equity shareholdings	(1,470,379)	509,579
220.	Net result of fair value adjustments to tangible and intangible assets	-	-
230.	Impairment of goodwill	-	-
240.	Profits (losses) from disposals of investments	3,505,514	8,909,308
250.	**Operating profit (losses) before tax from continuing operations**	**2,044,184,712**	**1,070,186,424**
260.	Income taxes for the period	(245,090,617)	(172,188,011)
270.	**Net profit (loss) after tax from continuing operations**	**1,799,094,095**	**897,998,413**
280.	Profit (losses) on discontinued operations	-	-
290.	**Profit (loss) for the period**	**1,799,094,095**	**897,998,413**

Statement of income/expenses in the financial statements

(€/mil)

	Caption / Value	30/06/2006	30/06/2005
A.	**Capital gains/losses in the year**		
1	Capital gains (losses) from real-estate revaluation pursuant to special laws	-	-
2	Valuation reserves:	(43)	8
	available-for-sale financial assets	(56)	17
	- capital gains (losses) from valuation in shareholders' equity	*193*	*44*
	- returns to current year statement of income	*(249)*	*(27)*
	financial flow coverage	13	*(9)*
3	Exchange differences in foreign investments	-	-
4	Actuarial profits (losses) on fixed pension plans	97	-
	Total A	**54**	**8**
B.	**Net profit in the statement of income**	**1,799**	**898**
C.	**Total income/expenses in the year (A+B)**	**1,853**	**906**
D.	**Impact of transition to accounting standards at 01.01.2005**		
1	Capital gains (losses) due to the fair value recording of tangible assets as cost replacement	-	-
2	Valuation reserves:	-	283
	available-for-sale financial assets	-	307
	financial flow coverage	-	(24)
3	Profit reserves	-	(355)
	Total D	**-**	**(72)**
E/	**Total income/expenses in the year (C+D)**	**1,853**	**834**

STATEMENT OF CHANGES IN PARENT BANK NET SHAREHOLDERS' EQUITY

(€/mil)

	Share capital	Legal reserve	Share premium	Extraordinary reserve	Valuation reserves carried at fair value	AFS reserve	Cash flow Hedge reserve	Reserve for actuarial profits and losses	Reserve for instrument at fair value	Reserve for stock option plans	Unrestricted reserve for the acquisition of own shares	Restricted reserve for purchase of own shares	Own shares	Reserve pursuant to art. 13 par. 6 D.Lgs. 124/93	Reserve pursuant to Law 342/2000	Reserve pursuant to D.Lgs. 213/98	Net profit for the period	Total
Shareholders' equity as at 1 January 2005 according to IAS/IFRS	5,218	1,044	725	1,088	168	308	(23)		1	5	957	43	(43)	5	4	16	1,036	10,552
Allocation of profit for 2004:																		
- extraordinary reserve				163													(163)	-
- dividend distributed																	(873)	(873)
Exercise of stock option rights	18		36							(8)								46
Recording of costs for stock options										4								4
Changes in valuation reserves:																		
- valuation differences						44	(9)											35
- returns to current year statement of income from sales						(27)												(27)
Profit for the first half 2005																	898	898
Net shareholders' equity as at 30 June 2005	5,236	1,044	761	1,251	168	325	(32)	-	1	1	957	43	(43)	5	4	16	898	10,635
Exercise of stock option rights	3		8							(1)								10
Recording of costs for stock options										2								2
Changes in valuation reserves:																		
- valuation differences						165	11											176
- returns to current year statement of income from sales						(54)												(54)
- recording of actuarial losses								(141)										(141)
Profit for the period																	267	267
December 2005	5,239	1,044	769	1,251	168	436	(21)	(141)	1	2	957	43	(43)	5	4	16	1,165	10,895
Increase in legal reserves (Ordinary Shareholders' Meeting of 28 April 2006)		38	(38)															-
Scrip issue (Extraordinary Shareholders' Meeting of 28 April 2006)	150				(150)													-
Allocation of profit for 2005:																		
- reserves				91					7								(98)	-
- dividends distributed on ordinary shares																	(162)	(162)
- dividends distributed on preference shares																	(905)	(905)
Stock option plans:																		
- Exercise of rights	11		35															46
- Recording of costs for the half year										4								4
Transactions in own shares:																		
- Assignment of own shares for stock option plans			2								18	(18)	18					20
- Sales for the half year											(1)	1	(1)					(1)
Changes in valuation reserves:																		
- valuation differences						193	13	90										296
- returns to current year statement of income from sales						(249)												(249)
- incorporation of BPDA								(2)										(2)
- transfer to SPBDA			(2)					2										-
- other changes								7										7
Profit for the first half 2006																	1,799	1,799
Net shareholders' equity as at June 30, 2006	5,408	1,082	766	1,342	18	380	(8)	(44)	8	6	974	26	(26)	5	4	16	1,799	11,748

CASH FLOW STATEMENT

(€/mil)

INDIRECT METHOD

A. OPERATIONS	Amount	
	30/06/2006	30/06/2005
1 Management activities	**1,086**	**733**
- profit for the year	1,799	898
- capital gains/losses on financial assets held for trading and on assets/liabilities designated as at fair value	(11)	41
- capital gains/losses on hedging activities	(3)	3
- net value adjustments/write-backs due to impairment	104	120
- net value adjustments/write-backs on tangible and intangible assets	145	155
- net provisions for risks and charges and other costs/revenues	70	41
- unpaid duties and taxes	238	165
- net adjustments/write-backs on discontinued operations, net of taxes	-	-
- other adjustments	(1,257)	(690)
2 Liquid assets generated/absorbed by financial assets	**(10,684)**	**(10,560)**
- financial assets held for trading	754	(1,278)
- financial assets designated as at fair value	110	323
- available-for-sale financial assets	496	529
- due from banks: repayable on demand	(2,665)	(2,142)
- due from banks: other loans	(709)	(2,147)
- loans to customers	(8,343)	(5,244)
- other assets	(328)	(602)
3 Liquid assets generated/absorbed by financial liabilities	**9,006**	**9,699**
- due to banks: repayable on demand	(808)	1,780
- due to banks: other amounts due	2,620	2,922
- due to customers	1,139	2,761
- securities issued	4,892	1,622
- financial liabilities held for trading	(101)	(168)
- financial liabilities designated as at fair value		-
- other liabilities	1,264	783
Net liquid assets generated/absorbed by operations	**(592)**	**(128)**
B. INVESTMENTS		
1 Liquid assets generated by	**1,382**	**740**
- sale of equity shareholdings	-	-
- dividends received from equity shareholdings	1,258	693
- sale/reimbursement of financial assets held to maturity	121	3
- sale of tangible assets	-	44
- sale of intangible assets	-	-
- sale of business divisions	4	-
2 Liquid assets absorbed by	**127**	**(168)**
- purchase of equity shareholdings	234	(52)
- purchase of financial assets held to maturity	-	-
- purchase of tangible assets	(71)	(50)
- purchase of intangible assets	(37)	(66)
- purchase of business divisions	-	-
Net liquid assets generated/absorbed by investments	**1,509**	**573**
C. FUNDING ACTIVITIES		
- issue/purchase of own shares	62	-
- issue/purchase of capital instruments	-	-
- dividend distribution and other uses	(1,067)	(715)
Net liquid assets generated/absorbed by funding activities	**(1,005)**	**(715)**
NET LIQUID ASSETS GENERATED/ABSORBED DURING THE PERIOD	**(88)**	**(270)**

RECONCILIATION

Captions	*Amount (€/mil)*	
	30/06/2006	30/06/2005
Cash and cash equivalents at the beginning of the period	515	750
Total liquid assets generated/absorbed during the year	(88)	(270)
Cash and cash equivalents: effect of movements in exchange rates	-	-
Cash and cash equivalents at the beginning of the period	427	480

EXPLANATORY NOTES TO THE PARENT BANK FINANCIAL STATEMENTS

Part A – Accounting policies

General information on the financial position of SANPAOLO IMI as at 30 June 2006 pursuant to article 2501-quater of the Civil Code.

Part B – Information on the Parent Bank balance sheet

Assets

- Section 13 – Fiscal assets and liabilities – Caption 130 and Caption 80 under liabilities
- Section 14 – Non-current assets and discontinued operations and associated liabilities – Caption 140 under assets and Caption 90 under liabilities
- Section 15 – Other assets – Caption 150

Liabilities

- Section 1 – Due to banks – Caption 10
- Section 2 – Due to customers – Caption 20
- Section 3 – Securities issued – Caption 30
- Section 4 – Financial liabilities held for trading – Caption 40
- Section 5 – Financial liabilities designated as at fair value - Caption 50
- Section 6 – Hedging derivatives – Caption 60
- Section 7 – Fair value changes of generically hedged financial liabilities - Caption 70
- Section 8 – Fiscal liabilities – Caption 80
- Section 9 – Liabilities included in disposal groups classified as held for sale – Caption 90
- Section 10 – Other liabilities – Caption 100
- Section 11 – Provisions for employee termination indemnities – Caption 110
- Section 12 – Provisions for risks and charges – Caption 120
- Section 13 – Redeemable shares – Caption 140
- Section 14 – Parent Bank shareholders' equity – Captions 130, 150, 160, 170, 180, 190 and 200

Supplementary information

Appendix to Part B – Estimation of fair value related to financial instruments

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Part C – Information on the Parent Bank statement of income

- Section 1 – Interest – Captions 10 e 20
- Section 2 – Commissions – Captions 40 e 50
- Section 3 – Dividends and similar revenues – Caption 70
- Section 4 – Profits (losses) on financial trading activities – Caption 80
- Section 5 – Fair value adjustments from hedge accounting – Caption 90
- Section 6 – Profits (losses) from disposals/repurchases – Caption 100
- Section 7 – Net income from financial assets and liabilities designated as at fair value – Caption 110
- Section 8 – Impairment losses/write-backs – Caption 130
- Section 9 – Administrative costs – Caption 150
- Section 10 – Net provisions for risks and charges – Caption 160
- Section 11 – Net value adjustments to tangible assets – Caption 170
- Section 12 – Net value adjustments to intangible assets – Caption 180
- Section 13 – Other operating income (expenses) – Caption 190
- Section 14 – Profits (losses) on shareholdings in associates and companies subject to joint control – Caption 210
- Section 15 – Net fair value adjustment to tangible and intangible assets – Caption 220
- Section 16 – Impairment of goodwill – Caption 230
- Section 17 – Profits (losses) from disposals of investments – Caption 240
- Section 18 – Income taxes for the period – Caption 260
- Section 19 – Profits (losses) from discontinued operations – Caption 280
- Section 20 – Other information
- Section 21 – Profit per share

Part D – Segment Reporting

Part E – Information on risks and risk hedging policies

- Section 1 – Credit risk
- Section 2 – Market risks
- Section 3 – Liquidity risk
- Section 4 – Operating risks

Part F – Information on net shareholders' equity

- Section 1 – Parent Bank shareholders' equity
- Section 2 – Shareholders' equity and regulatory ratios

Part G – Business combinations concerning companies or business branches

- Section 1 – Operations carried out during the year
- Section 2 – Operations carried out after the closing of the year

---

Part H – Transactions with related parties

- Section 1 – Information on remuneration of directors and executives
- Section 2 – Information on transactions with related parties

---

Part I – Payment agreements based on own financial instruments

---

EXPLANATORY NOTES

General information on the financial position of SANPAOLO IMI S.p.A. as at 30 June 2006 pursuant to art. 2501, sub-section 4 of the Civil Code.

The Bank's financial position as at 30 June 2006 was drawn up in compliance with art. 2501, sub-section 4 of the Civil Code and the standards applied to the financial statements.

Part A – Accounting policies

Part A.1 General Information

Section 1 – Statement of Compliance with International Accounting Standards

SANPAOLO IMI exercised the right to draw up the financial statements for the year 2005 in compliance with the IAS/IFRS international accounting standards, as granted by art. 4, sub-section 2 of D.Lgs. 38/05.

More specifically, starting from the Half Year Report on the first six months of 2005, the documentation and the financial statements were prepared in application of the aforesaid international accounting standards and on the basis of the provisions of art. 81 of Consob Regulation No. 11971, as amended by the Deliberation No. 14990 of 15 April 2005 (i.e. referring to the provisions of IAS 34), and opting for the condensed format allowed for by section 10.

The financial position of the Parent Bank as at 30 June 2006 was drawn up in compliance with the accounting standards issued by IASB (including the SIC and IFRIC interpretation documents) approved by the European Commission until 30 June 2006, pursuant to the EU Regulation No. 1606 of 19 July 2002.

The measurement bases adopted in the preparation of the financial position as at 30 June 2006, in compliance with the IAS/IFRS in force at said date are the same as those followed for the preparation of the annual report as at 31 December 2005.

Section 2 – Basis of preparation

When preparing the financial position as at 30 June 2006, especially with regard to the Balance Sheet and the Explanatory Notes, the Bank applied the provisions illustrated in Circular No. 262 issued by the Bank of Italy on December 22, 2005, taking into account the provisional regulations established for 2005 and integrating the information whenever required by the international accounting standards or deemed appropriate from the point of view of relevance or significance.

In terms of interpretation and application support, the following documents were used, even though they have not been approved by the European Commission:

- Framework for the Preparation and Presentation of Financial Statements issued by the International Accounting Standards Board (issued in 2001 by IASB);
- Implementation Guidance, Basis for Conclusions, IFRIC and any other documents drawn up by IASB or the IFRIC to provide further guidance on the accounting principles issued;
- Interpretation Documents for the application of IAS/IFRS in Italy issued by the Italian Accounting Standards Authority and the Italian Bankers' Association (ABI).

The Balance Sheet and Statement of Income have been drawn up in euro; other accounting schedules and the Explanatory Notes have been drawn up in millions of euro.

In order to implement the amendments made to the Italian Civil Code in relation to financial statements following the coming into effect of the reform of Company Law (D.Lgs. No. 6 of January 17, 2003 and delegated provisions applicable to the law No. 366 of October 3, 2001), the information provided in the Explanatory Notes was adequately and consistently integrated, if not otherwise required by the special regulations issued by Bank of Italy.

The financial position of SANPAOLO IMI S.p.A. as at 30 June 2006 is composed of the Balance Sheet, the Statement of Income, the Statement of Changes in the Net Shareholders' Equity, the Cash Flow Statement (drawn up in accordance with the 'indirect' method) and the Explanatory Notes.

The Bank's financial position will be filed within the time allowed by the law (art. 2501 sub-section 4) at the company offices along with the merger plan and the financial statements of companies that took part in the merger for the last three years.

Section 3 – Events subsequent to the date of the financial statements

As shown in the Report on Operations, no events occurred after the closing of the financial year which required an adjustment to the results of the financial position as at 30 June 2006.

Section 4 – Other aspects

As previously mentioned, while preparing the Half Year Report as at 30 June 2005, the documentation required by IFRS 1 of the effects of the transition to the IAS/IFRS international accounting standards on equity and income was provided.
The effects on the results of the transition are also illustrated in the appendix to Part B of the Explanatory Notes to the 2005 Financial Statements, where the various captions of the Net Shareholders' Equity that were amended as a result of the transition have been highlighted, in application of the criteria set forth in D.Lgs. No. 38/2005.

The reader is referred to the aforesaid financial statement documents for information regarding the transition to IAS/IFRS international accounting standards.

Use of Estimates and Assumptions in Preparing the Financial Statements

The preparation of the financial position requires the use of estimates and assumptions that may have a significant effect on the amounts stated in the balance sheet and statement of income, and on the potential assets and liabilities reported in the financial statements. Estimates are based on available information and subjective evaluations, often founded on past experience, which are used to formulate reasonable assumptions to be made in measuring operating phenomena. Given their nature, the estimates and assumptions used may vary from year to year, and hence it cannot be excluded that current amounts carried in the financial statements may differ significantly in future financial years as a result of changes in the subjective evaluations made.

The main cases for which subjective evaluations are required to be made by management include:

- the measurement of impairment losses on loans and, generally, other financial assets;
- the determination of the fair value of financial instruments to be used in statement schedules;
- the use of measurement models for determining the fair value of financial instruments not listed on active markets;
- the evaluation of the appropriateness of amounts stated for goodwill and other intangible assets;
- the measurement of personnel funds and provisions for risks and charges;
- estimates and assumptions on the collectability of deferred tax assets.

The information provided on the accounting policies applied for the main aggregate values of the financial statements includes the necessary details for identifying the main assumptions and subjective evaluations made in preparing the financial statements. For further detail on the break-down and relative carrying values of the specific statement captions affected by estimates, see the relevant sections of the Explanatory Notes.

Mandatory Audits

The Bank's financial position as at 30 June 2006 will be subject to a limited audit on a voluntary basis by the auditing firm PricewaterhouseCoopers S.p.A.

Part A.2 Information on the main aggregate values of the financial statements

Basis of Preparation of Financial Statements

The measurement bases adopted in the preparation of the financial schedules in compliance with IAS/IFRS in force as at Friday, June 30, 2006 are illustrated below.

Standardized purchase and sale of financial assets

As regards standardized purchases and sales of financial assets, that is those transactions governed by agreements requiring that the assets be handed over within a set period of time established by regulations or market conventions, it was decided to make reference to the settlement date.

1 - Financial assets held for trading

The "financial assets held for trading" category includes:

- debt securities or equities acquired mainly for the purpose of obtaining profits in the short term
- . derivative contracts, except those designated as hedging instruments

Financial assets held for trading are initially recorded in the balance sheet at their fair value, which generally corresponds to the amount paid.

The subsequent valuation is made on the basis of the evolution of the fair value, any changes being recorded in the statement of income.

Equities and related derivative contracts for which fair value cannot be set precisely are accounted at cost, and adjusted for value losses. These losses in values are not restored.

The fair value of financial instruments listed on active markets is represented by the related market price. If no such active market exists for the asset, the fair value is obtained by taking into account the prices provided by external operators and by using measurement models that are mainly based on objective financial variables as well as the prices recorded on recent transactions and market prices for similar financial instruments.

Derivatives are treated as assets if the fair value is positive and as liabilities if the fair value is negative. The Bank offsets current positive and negative values arising from transactions made with the same counterparty where such offset has been expressly provided for under the terms of the contract, and the Bank intends to proceed with the settlement on such a basis.

A derivative embedded in a host instrument is split from it if:

a) the economic features and the risks of the embedded derivative are not strictly correlated to the economic features and the risks of the host contract;
b) a separate instrument with the same terms and conditions of the embedded derivative would meet the definition of derivative;
c) the instrument that includes the embedded derivative is not measured at fair value, its value adjustment being recorded in the statement of income.

2 - Available-for-sale financial assets

These assets are different from loans and financing, financial assets held to maturity, financial assets held for trading. These include debt securities and equities that cannot be qualified as control, affiliation or joint-control.

Available-for-sale financial assets are carried in the financial statements at fair value, usually corresponding to the amount paid to purchase the instrument including negotiation costs or income directly attributable to the assets.

After the initial recording, available-for-sale financial assets are designated as at fair value and entered to counterbalance a specific reserve under equity.

Certain unlisted equities, the fair value of which cannot be reliably established or verified, also taking into account the importance of the range of values obtainable from the valuation models generally adopted by the market, are stated in the financial statements at cost, as adjusted for any impairment losses verified.

The results of the measurements are recorded in a specific reserve under equity and are included in the statement of income at the time of disposal or where an impairment loss is incurred.

The Bank assesses whether an event has given rise to an impairment loss and determines its amount by making reference to its past experience on asset evaluation and using all the information available that is based on facts that have already occurred and data that can be observed at the valuation date.

As regards debt securities, the information that is considered as being particularly relevant to assessing whether an impairment loss has occurred is as follows:

- the issuer is experiencing major financial difficulties as proved by non-performance or default on payment of interest or capital;
- bankruptcy proceedings are likely to be opened;
- financial instruments are no longer dealt with on an active market;
- the economic conditions that affect the financial flows of the issuer have worsened;
- the issuer's rating has been downgraded and negative news indicates that the financial situation of the issuer has worsened.

As regards equities, any impairment losses will be established by taking into account relevant information which includes any changes that have occurred in the technological, market, economical or legal environment in which the issuer operates. A significant and/or prolonged reduction in the fair value of equities below their cost may be considered as objective evidence of impairment.

Impairment losses on equities cannot give rise to write-backs in the statement of income if the reason for the writedown ceases to exist. Such write-backs therefore are only recorded in a specific reserve under equity.

Any write-back of debt securities, instead, is recorded in the statement of income.

As regards debt securities classified as being available for sale, the related yield, calculated on the basis of the amortized cost method, is recorded in the statement of income, as are the effects of exchange differences.

Exchange differences relating to available-for-sale capital instruments, on the other hand, are recorded in a specific reserve under equity.

3 - Financial assets held to maturity

The held-to-maturity financial assets are represented by non-derivative financial instruments, with fixed or determinable payments and fixed maturity that the Bank intends to, and can, hold until maturity.

Financial assets held to maturity are stated at amortized cost, using the effective interest method. Gains and losses arising on financial assets held to maturity are recorded in the statement of income where such assets are eliminated or their value is impaired, as well as through amortization.

Impairment losses are calculated as the difference between the book value of assets and the present value of expected future financial flows, discounted at the market interest rate increased by the credit-spread, and they are entered under caption 100 of the Statement of Income.

In the event of write-backs, these are recorded in the statement of income but only to the extent of the amortized cost of the financial assets.

4 - Loans and guarantees granted

Loans are represented by financial assets that are not derivatives, including debt securities, with fixed or determinable payments, that are not listed on active markets and that have not been classified from the day of acquisition under available-for-sale financial assets.

When loans are first recorded, they are entered in the balance sheet at their fair value, which generally corresponds to the amount paid/drawn, plus any direct transaction costs/income, if tangible and determinable and they are subsequently stated at amortized cost using the effective interest rate method. Short-term loans, including on demand loans, are not valued at the amortized cost as the effect of applying the effective interest rate criterion is insignificant.

The value at which loans are carried in the financial statements is regularly tested to establish if, owing to any losses in value, they may have to be stated at their net carrying amount. The main information considered pertinent to establishing impairment includes:

- the borrower/issuer is experiencing major financial difficulties as proved by non-performance or default on payment of interest or capital;
- bankruptcy proceedings are likely to be opened;
- the economic conditions that affect the financial flows of the borrower/issuer have worsened;
- debt servicing difficulties are being experienced in the country of residence of the borrower/issuer;
- the borrower/issuer's rating has been downgraded due to negative news indicating that the financial situation of the latter has worsened;
- negative trends in individual commodity sectors.

Impairment testing further takes into account any securities pledged.

As regards the classification of impaired loans under the various risk categories (non-performing, problem, restructured and overdue loans), the Bank referred to the provisions issued by the Bank of Italy on the subject, as integrated by internal regulations which prescribe automatic rules and criteria for the transfer of loans to the various risk categories.

The classification is carried out by the operating structures independently or subject to the assessment/availability of central and local functions specialized in loan monitoring and recovery, with the exception of loans due/overdue by more than 180 days, for which classification is carried out by automatic procedures.

Any adjustments for impairment to the carrying amount of loans are calculated taking into account the extent to which loans have become impaired, applying an individual or collective valuation, as detailed below.

The following are evaluated on an individual basis:

- non-performing loans: loans to borrowers in a state of insolvency or similar state;
- problem loans: loans to borrowers suffering temporary difficulties which are likely to be overcome in an acceptable period of time;
- restructured loans: loans in respect of which the bank (or a pool of banks), owing to the deterioration of the economic-financial standing of the borrower, allows that the original contractual terms be changed in order to avoid a loss; loans to enterprises which are expected to stop trading are not restructured loans.

The net carrying amount of impaired loans that are evaluated on an individual basis, which is formalized by resolutions issued by the Administrative Bodies of the Parent Bank and the subsidiaries which have been especially authorized to deal with the matter, is the net present value of the expected future financial flows of principal and interest of the various loans.

The net present value of financial flows is determined with reference to the estimated future financial flows, their timing and the applicable discount rate.

As regards impaired loans, the estimated future cash flows and their timing (constituting expected repayment schedules) are determined on analytical assumptions made by the departments in charge of loan assessment and, where such assumptions are not available, on lump-sum estimates based on statistics of internal historical data and sector studies.

As for the discount rates used for the estimated future cash flows shown in the expected repayment schedules of impaired loans, the Bank used the actual original interest rates for short- and medium-term loans. As for short-term loans, the reference rates are those rates applied to contract types with similar risk features.

The following are evaluated on a collective basis:

- expired loans: loans to subjects that are not classified under the previous risk categories which, at the end of the period, show loans due or overdue by more than 180 days. The assessment is made on a historical statistical basis.
- loans subject to country risk: unsecured loans to borrowers residing in countries experiencing debt servicing difficulties are valued applying writedown percentages defined by the banking association. The loans that are classified in the categories previously defined according to their objective status of difficulty/insolvency are valued on an individual basis.
- performing loans: loans to borrowers who, at the balance sheet date, have not yet shown any specific insolvency risks. Collective adjustments to performing loans are calculated by applying a model developed on the basis of Risk Management methodologies used by banks in the Group to assess the credit impairment that it is believed to have occurred at the reference date ("incurred"), the extent of which is not known at the time the assessment is made.

The model used involves the following stages:

- allocation of the loan portfolio based on:
  a. customer segments;
  b. business sectors;
  c. geographical location;
- calculation of the loss given default for each portfolio, based on historical experience and the time interval between the default event and its formal occurrence which takes place when the loan is actually classified as a doubtful loan;
- application of corrective factors calculated on the basis of the qualitative analysis of the portfolio, with particular reference to the risk concentration and the impact of the current economic cycle on the various economic sectors.

Writedowns, whether specific or general, are made by entering a "value adjustment" to reduce the value of the asset shown in the balance sheet, on the basis of the aforementioned criteria. These writedowns, however, may be reinstated by means of write-backs recorded in caption 130 of the statement of income where all net value adjustments on loans are recorded, in the event that the reason for such writedowns ceases to apply or the amount recovered on the loans is higher than the original writedown booked in the records.

Considering the methodology used to calculate the writedowns of impaired loans, the mere passage of time, and the fact that the expected repayment dates are, as a result, brought closer, implies an automatic reduction of the implicit financial charges previously deducted from the value of the loans. Also this effect is entered under caption 130 of the Statement of Income.

If the loans are disposed, they are removed from the balance sheet and the resulting net profit (or loss) is recorded in the statement of income only when all the risks and rewards of ownership connected with the loans have been transferred to the assignee.

If, despite the title to the loan passing to the purchaser, the Bank still maintains control over the cash flows arising from the loans as well as the risks and rewards connected with it, the loan is shown in the financial statements with a liability recorded to reflect the proceeds received from the purchaser.

The financial guarantees issued which do not represent derivative contracts are evaluated taking into account the regulations of IAS 39 which include, on the one hand, the recording of the commissions received, pursuant to IAS 18 and, on the other hand, the evaluation of risks and charges connected with the guarantees applying the criteria set forth in IAS 37. This valuation, in accordance with the provisions of the Bank of Italy, is entered in the financial statements against "Other liabilities".

5 - Financial assets designated as at fair value:

The IAS/IFRS accounting standards approved by the European Commission enable the classification of any financial asset thus defined at the moment of acquisition as financial instruments designated as at fair value with a counterbalance in the Statement of Income, regardless of the reason for holding such assets.

In line also with IASB, the Bank classified in this category only debt securities with embedded derivatives or debt securities subject to financial hedging.

Financial assets designated as at fair value are initially recorded in the balance sheet at their fair value, which generally corresponds to the amount paid.

The subsequent valuation is made on the basis of the evolution of the fair value, any changes being recorded in the statement of income (caption 110).

6 - Hedging transactions

According to the financial policies adopted, the Bank makes use of derivative contracts to hedge against interest rate, exchange rate and credit risk as well as the risk on highly probable forecast transactions.

The hedging transactions used for the above-mentioned risks aim at covering potential losses attributable to certain types of risks through gains that may arise on hedging instruments.

The Bank uses the following types of hedging transactions:

- hedging of loans against the risk of changes in the fair value (attributable to the various types of risk) of assets and liabilities recorded in the financial statements or portions of these, of groups of assets and liabilities, and of irrevocable commitments, and of portfolios of financial assets and liabilities, including core deposits, as permitted by IAS 39 approved by the European Commission;
- hedging of the variability of cash flows of assets/liabilities recorded in the financial statements or of highly probable forecast transactions.

In order to activate hedging relationships, the Bank formally documents the relationship between the hedging instruments and hedged items and includes the objectives of the risk management, the hedging strategy and the methods used to assess the effectiveness of the hedging. At the start and on an ongoing basis the Bank verifies, through prospective and retrospective tests, that the hedging is highly efficient in compensating for changes in the fair value or in the cash flows expected of the hedged items. Retrospective effectiveness tests are passed if the ratio between the change in fair value of the hedging instruments and that of the hedged items is between 80 and 125%.

The hedging relationship ceases to exist when: (i) the derivative is not, or has ceased to be, highly effective as a hedge, (ii) it expires, or is sold, terminated or exercised, (iii) the hedged item matures, is sold or repaid, or presents impairment, and (iv) the forecast transaction is no longer deemed highly probable.

Fair Value Hedge Accounting

If fair value hedges are in place, any changes in the fair value of hedging instruments and hedged items (as regards the part attributable to the hedged risk and in the case of hedge effectiveness), are recorded in the statement of income. The differences between the changes in value represent the ineffective portion of the hedge and give rise to a net economic impact, entered under caption 90.

When a hedge ceases to exist for reasons other than the sale of the hedged item, the fair value hedging adjustment made to the latter, recorded in the financial statements until such time that the effective hedge was in place, is recorded in the statement of income on the basis of the amortized cost method in the case of interest-bearing financial instruments, or as a lump sum in all other cases.

Cash Flow Hedge

With regard to cash flow hedges, the fair value gain or loss associated with the portion of the cash flow hedge deemed effective is recognized initially in net shareholder's equity. When the cash flows that have been hedged against eventually occur and are recorded in the statement of income, the aforementioned gains or losses on the hedging instrument are transferred from net shareholders' equity to the corresponding caption in the statement of income.

When a cash flow hedge relating to a forecast transaction expires or is no longer effective, any cumulative gain or loss existing in equity at the time remains in equity under a specific reserve account until such transaction actually takes place (or the forecast transaction is no longer expected to occur). When the transaction occurs, such amount is recognized in the statement of income under caption 80 "profits (losses) on financial trading activities".

7 - Equity shareholdings

The companies in which the Group has the power to set administrative, financial and management policies and where the Group usually holds more than half of the voting rights are considered subsidiaries.

The companies in which the Group holds 20% or more of the voting rights and the companies where the Group has a significant influence on administrative, financial and management decisions by virtue of the legal and actual relationships in existence are considered associated.

The companies for which a contractual agreement is in existence requiring the approval of administrative, financial and management decisions by the Group and the other participants in the control are considered joint-controlled.

Equity investments in subsidiaries, associated and joint-controlled companies are stated in the financial statements at cost, as adjusted for any impairment losses verified.

Adjustments to shareholdings for impairment are entered in the statement of income under caption 210.

8 - Tangible assets

Tangible assets include:

- land
- operating property
- property shareholdings
- electrical equipment
- furniture and fittings, machinery and equipment.

"Functional property" is represented by assets either owned by the Bank or held under a finance lease contract, that are used by the Group to carry out its business activity or for administration purposes, whose useful life extends beyond the financial year.

"Property shareholdings" are represented by assets either owned by the Bank or held under a finance lease contract, for the purpose of collecting lease rentals and/or held for capital appreciation.

Tangible assets are initially recorded at cost increased by any ancillary charges directly attributable to the acquisition and installation of the assets. Tangible assets, including property shareholdings, are subsequently entered in the financial statements at cost, reduced by any depreciation and provisions for impairment.

Any expenses incurred after the date of purchase increase the book value of the asset or are recorded as separate assets only where their use gives rise to an increase in future economic benefits. Other types of subsequent expenditures are charged to the statement of income of the year in which they are incurred.

With regard to properties, the components related to land and buildings represent a separate asset for accounting purposes and are determined at the moment of acquisition.

As land is expected to have an indefinite life, no depreciation is provided on the part that relates to the land. Similarly, no depreciation is provided on works of art included under tangible assets, as their useful life cannot be estimated and generally the related value does not depreciate due to the passage of time.

Buildings and other tangible assets, unlike works of art, have a limited useful life and therefore are depreciated on the basis of their residual useful life.

The useful life of tangible assets that are subject to depreciation is kept regularly under review, to take account of any change in circumstances and if any initial estimates are changed then the related depreciation rate is adjusted too.

9 - Intangible assets

Intangible assets are identifiable non-monetary assets without physical substance that are held to be used over a period of more than one year. They include goodwill and software either developed internally or purchased from third parties.

Goodwill arises on the acquisition of subsidiaries, associated entities and business units, and represents the excess of the purchase amount paid over the net fair value of the Bank's share of assets acquired and the liabilities assumed on the date of acquisition. Goodwill is not systematically amortized; in fact it is regularly reviewed for impairment. Goodwill is allocated to cash-generating units for the purpose of impairment testing. An impairment loss will be recorded where the recoverable amount is lower than its current book value in the financial statements. The recoverable amount is represented by the greater of the fair value of the cash-generating unit, net of selling costs, and the value in use, represented by the present value of the future cash flows expected to be produced by the cash-generating unit and arising on its disposal at the end of its useful life.

Internal costs incurred to develop software are capitalized in the financial statements under intangible assets, only upon verification of the technical feasibility of the projects involved and their completion as well as their ability to generate future economic benefits. At the development stage, these assets are valued at cost, inclusive of any direct ancillary costs and any costs relating to internal staff employed on the development. If the results of the trial testing are negative, then the costs are charged to the statement of income.

Intangible assets arising on software developed internally or acquired externally are amortized on a straight-line basis, starting from the date of completion and implementation, over an estimated useful life of three years. Where the recoverable amount of such assets is lower than their book value, the difference is recorded in the statement of income under caption 180.

10 – Discontinued operations

Discontinued operations may include "individual assets" or "groups of assets", according to the definitions and conditions set forth by IFRS 5.

To this purpose, the assets being described are those "available for immediate sale" in their current conditions, whose sale is deemed highly likely, in the sense that the search for a buyer must have already started and the sale is scheduled to be completed within a year from the recording in the financial statements.

These assets are valued at the lower between the book value and the fair value, net of sale costs. If depreciation has previously been written down on the assets, the depreciation process is suspended as of the year in which the assets were classified as discontinued operations.

"Individual" discontinued asset values, as with the net results deriving from their subsequent disposal, are carried under the relevant captions of the statement of income.

The balance, whether positive or negative, of income or charges relating to discontinued "groups of operations" are stated in the statement of income net of current and deferred taxation under caption 280.

11 – Current and deferred taxation

Income tax, calculated according to domestic tax regulations, is accounted for as a cost in compliance with the accruals concept, in line with the method followed to include, in the financial statements, the costs and income that generated them. Therefore, they represent the balance of current and deferred taxation relating to the net result for the period.

The net balance between the Bank's tax position before tax authorities in Italy and abroad is recorded among Current tax assets and liabilities. More specifically, these captions include the net balance of current tax liabilities for the year, calculated on the basis of a prudent estimate of the tax charges due for the period, assessed according to the tax regulations currently in force, and the current tax assets rep-resented by advances paid and other tax credits for withholding taxes borne or tax credits of previous financial years for which the Bank has requested compensation with taxes of subsequent years.

Current tax assets also include tax credits in respect of which a tax refund claim has been filed with the relevant tax authorities.

Considering the Group's adoption of the domestic tax consolidation, the tax positions attributable to the Bank and those originated by other Group companies are managed separately from an administrative point of view.

Deferred taxation is calculated according to the balance sheet liability method, taking into account the tax effect of the temporary differences between the book value of the assets and liabilities and their value for taxation purposes, which will determine taxable income or deductible amounts in the future. "Temporary taxable differences" are those differences that will determine taxable income in the future whereas "temporary deductible differences" are those that will determine deductible amounts in the future.

Deferred tax liabilities are calculated by applying the rates set by the current laws to the temporary taxable differences for which there is the possibility of an actual payment of tax and to the temporary deductible differences whose recovery is reasonably certain. Deferred tax assets and liabilities related to the same tax and due in the same period are compensated.

In the years in which temporary deductible differences are higher than temporary taxable differences, the deferred tax assets are recorded among "Deferred tax assets" in the balance sheet assets. On the other hand, in the years where taxable temporary differences are greater than deductible temporary differences, the related deferred taxes are included under balance sheet liabilities among deferred tax liabilities.

If deferred tax assets and liabilities refer to items affecting the Statement of Income, the counterbalance is represented by income taxes.

If deferred tax assets and liabilities refer to transactions recorded in the shareholders' equity directly without influencing the Statement of Income (such as adjustments for the first-time application of IAS/IFRS, valuations of the available-for-sale financial instruments or of the derivative contracts hedging financial flows) they are entered as counterbalance to the shareholders' equity, involving the specific reserves when applicable (e.g. valuation reserves). On the other hand, deferred tax assets and liabilities referring to adjustments for the first-time application of IAS/IFRS, which will be reallocated into the statement of income upon settlement or valuation of underlying assets/liabilities, are transferred to IAS/IFRS in the transition year among deferred tax assets and liabilities with a counterbalance in the statement of income. This transfer is not counterbalanced in the Bank's statement of income.

Deferred taxation on equity reserves that will become taxable "however used" is charged against shareholders' equity. Deferred taxation relating to revaluations arising on conversion to the euro, credited directly to a specific reserve named "Reserve pursuant to article 21 of D.Lgs. no. 213/98," which qualify for deferred taxation, is charged directly against this reserve.

Deferred taxation on equity reserves that will become taxable "only if distributed" is not recorded in the financial statements, considering the unavailability of the shareholders' equity components that comprise these items and because the conditions for taxation are not likely to occur.

Deferred taxation referring to the companies included in the tax consolidation is registered in the financial statements of the companies themselves, in application of the accrual concept and considering that the tax consolidation is limited to the settlement of the current tax positions.

12 - Provisions for risks and charges

Provisions for risks and charges are liabilities with an uncertain amount or expiry. They are recorded in the financial statements if:

- a current (legal or implicit) obligation exists owing to a past event;
- it is likely that financial resources will be used to fulfill the obligation;
- it is possible to make an estimate of the likely future cash outflow.

The sub-caption "post-retirement benefit obligations" includes provisions booked according to IAS 19 "Employee Benefits" to balance the technical deficit of the supplementary defined pension benefit plan.

The actuarial value of the Bank's commitments is calculated by an external actuary using the Projected Unit Credit Method.

For employee provisions, this method, which falls within the scope of general techniques relating to so-called "accrued benefits," takes into account each period of service by the employee with the company as an additional unit of benefit entitlement. Hence, the actuarial liability must be quantified exclusively on the basis of the employee's length of service as at the date of measurement. The overall liability is therefore usually recalculated based on the ratio of total years of service matured as at the date of measurement to the total number of years of service accrued at the time the benefit will be paid. Furthermore, the above method takes into account any future salary increases due for any reason (inflation, seniority and promotion, contract renewal, etc.), up until the time the employment relationship is terminated. With regard to employee pension commitments, the above corrective measures are not applied as the commitment is fully matured.

The discount rate used for the evaluations is based on the market rate of zero coupon bonds, considered most representative of market performance, taking into account the expected future cash outflows of the pension fund.

The current year accrual to the statement of income is equal to the sum of the annual interest matured on the average present value of pension benefits at the beginning of the year and the average present value of services rendered by the employees in service during the year, net of the yield expected in the year on the pension fund assets invested.

To this end, the discount rate used to calculate the interest on the average present value of pension benefits is the discount rate of benefits forecast at the beginning of the year, and the rate used to calculate the yield expected on the pension fund assets is the yield rate of pension fund investments forecast at the beginning of the year.

More specifically, the Bank's commitment is calculated as the algebraic sum of the following values:

- average present value of pension benefits. As illustrated above, only the years of service already accrued are taken into account for employees in service, also considering future salary increases;
- he current value of the assets of the pension fund.

Resulting actuarial gains and losses are stated in a specific valuation reserve balancing the specific asset or liability.

As required by IAS 19, as amended by EC Regulation no. 1910/2005 of November 8, 2005, in the case of defined benefit plans that spread risks between the various entities under joint control, the information reported in the Explanatory Notes, as required by section 120

A of IAS 19, refers to the plans taken on a collective basis.

"Other funds" include provisions made to cover estimated losses on legal disputes, including revocation lawsuits, sums paid in connection with the renegotiation of subsidized home mortgage loans (Law no. 133/99 and that dictated by Budget Law 2001 and other regional laws), the estimated amounts payable in relation to customer disputes in respect of dealing activities in securities, other sums payable in connection with legal or implicit obligations existing at the end of the financial year, including accruals for incentive voluntary redundancy payments, other welfare and social contributions.

Where the liability crystallizes after a significant period of time, the Bank calculates the amount of the provision and of the accruals based on the present value of the sums that will eventually be paid out in respect of such liability. The discount rate used is gross of taxes and is such that it reflects current market valuations of the present value of currencies and the specific risks associated with the liability.

If the accruals are discounted to present value, the amount of the provisions included in the financial statements increases in each financial year to reflect the passage of time. This increase is recorded in the statement of income under caption 160.

"Other funds" include provisions to set up the reserve necessary to pay out seniority bonuses to employees that become payable at the terms set forth under company by-laws. These provisions have also been accrued on the basis of an independent actuary by adopting the methods recommended by IAS 19 dealt with earlier. Actuarial profits and losses are entered in the financial statements as a counterbalance of the statement of income, as the other options envisaged by IAS 19 cannot be applied.

The provisions made are re-examined at each balance sheet date and adjusted to reflect the best current estimates. When it looks unlikely that resources will be needed to produce economic benefits to meet the obligation, the accrual is reversed.

The caption 'provisions for risks and charges' does not include however the writedowns owing to the deterioration of guarantees given, the derivative contracts assimilated to the former according to international accounting standards. These writedowns are included under 'Other liabilities'.

Termination Indemnities

The liability relating to staff termination indemnities is shown in the financial statements based on its actuarial value, the latter being the quantifiable benefit due to employees according to a defined benefit plan.

Again in this case, the present value of the Bank's commitments is calculated by an external expert using the Projected Unit Credit Method, illustrated above.

The annual discount rate adopted for the calculations is assumed to be equal to the market rate at the end of the period as regards zero coupon bonds, deemed most representative of market performance, with the average remaining life of the liability taken into consideration.

The amount of termination indemnities accrued in the year and charged to the statement of income under personnel costs is equal to the sum of the average present value of entitlements matured by current employees in the year, and the annual interest accrued on the present value of the Bank's commitments at the beginning of the year, calculated using the discount rate applied to expected future payments to estimate the liability at the end of the previous financial year.

Resulting actuarial gains or losses are stated in a special reserve balancing the reduction or addition to the balance sheet liability recorded.

13 - Debts and securities issued

Loans to banks and to customers include all the technical forms of funding among banks and with customers (deposits, current accounts, loans). These encompass operating debts, including those related to finance lease contracts.

Securities issued, both listed and unlisted, including investment certificates and certificates of deposits, are shown in the financial statements net of any repurchased portions.

Debts and securities issued are entered in the financial statements at the fair value of the liabilities, usually corresponding to the amounts collected or the issuing price of the securities, adjusted to take into account the charge/income directly attributable to the liabilities.

Debts and securities issued, except for repayable on demand and short-term customer deposits, are valued at amortized cost using the effective interest rate method.

The difference between the cost incurred to repurchase the securities issued and their respective book value is recorded in the statement of income. The sale of any repurchased securities is, from the point of view of the accounting procedures, like a new placing and therefore gives rise to a change in the average book value of the related liabilities.

14 - Financial liabilities held for trading

Financial liabilities held for trading include the negative results of the valuations of dealing derivatives and liabilities referring to technical losses on securities.

15 – Financial liabilities designated as at fair value

As already mentioned, the Bank resolved not to designate financial liabilities at fair value.

16 - Currency transactions

Foreign currency transactions are recorded in euros, applying the exchange rate applicable as at the date of the transaction.

Monetary items are translated at the exchange rate applicable as at the end of the period. Non-monetary items that are not hedged against the exchange rate risk and which are not measured at fair value are translated at the rate applicable as at the date when they are first included in the financial statements.

Exchange differences arising on the settlement of monetary and non-monetary items are recorded in the statement of income.

The exchange differences arising on the translation of monetary items using rates that differ from those applied when the transaction was initially recorded or those applicable as at end of the previous are recorded in the statement of income.

The exchange differences arising on the translation of non-monetary items at rates that differ from those used when the transaction was originally booked in the records, if applicable based on the above-mentioned principle, are recorded in the financial statements as follows:

- in the statement of income if the non-monetary items are hedged against exchange rate risk, as regards the effective portion of the hedge;
- otherwise, either in the statement of income or in the balance sheet under shareholders' equity if the non-monetary items are designated as at fair value, based on the principles for recording the related changes in fair value in the financial statements.

17 - Other information

Valuation reserves

Valuation reserves are composed of the valuation reserves of available-for-sale financial assets, derivative contracts hedging financial flows, reserves created for the recording of actuarial profits and losses on specific benefit plans and revaluation reserves set up in previous years in application of special laws and not allocated to other components of the Bank's shareholders' equity in previous years, net of the related deferred taxation. This caption includes also the fair value revaluations of tangible assets as a replacement of the cost, always net of the related deferred taxation, carried out during the first-time application of IAS/IFRS.

Own shares

Own shares purchased are entered in the financial statements as a negative component of the Bank's shareholders' equity and therefore they are not evaluated.

In the event that they are sold on the market, any difference between the purchase cost and the selling price is recorded under shareholders' equity.

Accruals, Prepayments and Deferrals

Accruals, prepayments and deferrals for the year which include income and charges for the period, matured on assets and liabilities, are shown in the financial statements as an increase or decrease of the assets and liabilities they relate to.

Stock option plans

For stock option plans in favor of employees deliberated from 7 November 2002 whose amount is represented by shares issued by the Bank, the accounting method applied is that indicated by IFRS 2 concerning payments based on shares.

According to this accounting method, the options granted are valued at the fair value prevailing at the grant date, which coincides with the date the plan is approved by the competent bodies. Such fair value represents a component of personnel costs allocated over the accrual period of the rights assigned, entered as a counterbalance to an unavailable component of the shareholders' equity.

The fair value of the options is calculated on the basis of a valuation model that takes into account not only the exercise price but also the volatility of the stock price of the options, the expected dividend yield and the risk-free interest rate at grant date.

In the event that the options are not exercised owing to the non-occurrence of certain conditions, not dependent on market trends, the cumulative cost included in the financial statements in respect of the stock option plans is reversed in the statement of income, the corresponding entry being in shareholders' equity under a specific reserve not available for distribution.

If the stock options are exercised, the cumulative cost stated in the specific reserve of shareholders' equity is charged as an addition to share premiums.

Failure to exercise the stock option rights due to market conditions does not give rise to a reversal of the cumulative cost, but the equity amount recorded as the corresponding entry to personnel costs in the period over which the plan matures becomes available for distribution.

Revenue and cost recognition

Revenue arising from the sale of goods or rendering of services is included in the financial statements using the fair value of the sale proceeds received, as long as the following conditions are met:

- the Bank has transferred to the purchaser all the risks and rewards of the ownership of the goods;
- the value of sale proceeds can be reliably assessed;
- it is likely that economic benefits will accrue to the Bank.

Revenue is entered in the financial statements according to the accrual concept. More in detail:

- interest is accounted for on an accrual basis which takes into account the effective interest earned;
- default or late payment interest are accounted for at the time they are received;
- dividends are recorded when the right to receive the payment matures and therefore at the time when the distribution is resolved upon.

As regards the trading activity in financial instruments, the difference between the fair value of the instruments and the amount paid or received is recorded in the statement of income where the fair value can be reliably assessed, a valuation model based on market parameters is used, and prices applied to recent transactions in the same market where the instrument is traded can be verified. If these conditions do not exist, the estimated difference is recorded in the financial statements on a straight-line basis over the duration of the operations.

Revenue and costs are recorded in the statement of income for the periods to which they relate. If the above matching can only be done generally or indirectly, then the costs are allocated to more than one accounting period according to rational procedures and on a systematic basis. Those costs that cannot be matched with the related revenues are immediately charged to the statement of income.

Part A.3 - Fair Value of Financial Instruments

Fair value is the value at which an asset can be traded, or a liability extinguished, in a free trade between parties with equal contractual power.

The fair value of financial instruments listed on active markets coincides with the active market price. With regard to the identification of the active market, the Bank approved specific rules and procedures aimed at setting the prices and assessing the reliability of the prices acquired. The market price, considered representative of fair value, for assets owned by the Bank is taken at the bid price, whilst for assets to be acquired, the market price is taken at the asking price. If the bid and asking prices are not available, current fair value is evaluated at the price of the last transaction made. Where financial assets and liabilities are matched in terms of market risk, reference is made to average market prices in order to establish their fair value.

Financial assets with more than one listing price on distinct active markets are designated at the price the Bank deems most favorable.

If no market price exists for a financial instrument in its entirety, but only for its components, the fair value is calculated on the basis of the relevant market prices of the components.

For a considerable portion of the assets and liabilities held or issued by SAN PAOLO IMI, market prices are not available. In these cases, appropriate measurement techniques were employed which involved the net present value of future cash flows, using parameters based on the market conditions prevailing at the date of the financial statements.

Since the measurement results may be significantly influenced by the assumptions made, mainly as concerns the timing of future cash flows, the discount rates used, the credit risk estimate methods employed and the fair value estimated would not necessarily be realized if the financial instruments were sold immediately.

In determining the fair value of the financial instruments reported in the tables of the Explanatory Notes - Part B, where required by Bank of Italy Circular no. 262 of December 22, 2005 and summarized in the statement given in the appendix to Part B, the following methods and key assumptions have been adopted:

- for debt securities owned by the Bank, regardless of the classifications in categories included in IAS 39, the Bank has adopted a specific procedure for determining the situations in which a new active market can be defined, based on the analysis of trading volumes, the range of prices and on the number of listings on the market. When no active market is found, comparable situations are to be identified with the same financial characteristics of the instrument or, as a last resort, cash flows are actualized that include all factors that could have an impact of the value of the instrument (e.g. credit risk, volatility and illiquidity);

- for financial (asset and liability) captions with a residual term equal to or less than 18 months, fair value was reasonably assumed to equal carrying value;

- for loans and deposits on demand, the maturity date of contractual obligations was assumed to be immediate and to coincide with the date of the financial statements; hence fair value was taken at the carrying value;

- for medium-long term loans to customers, fair value was measured using internally defined measurement techniques involving the time discounting of residual contractual flows at current interest rates, adjusted to take into account the credit rating of each individual borrower (or the probability of default resulting from the rating) and loss given default;

- for impaired assets, fair value was taken at book value;

- for medium-long term liabilities, consisting of unsecured securities or deposits, fair value was measured by time discounting contractual flows at rates which the Bank, at the time of measurement, could apply on the reference market at the date of the financial statements for similar deposits; in case of tier 1 subordinated loans, the virtual impossibility of an anticipated repurchase/reimbursement and the existence of potential clauses/options in favor of the issuer were taken into account;

- for medium-long term debt and structured securities issued, hedged for variations in fair value, the book value, already adjusted for the effects of the fair value hedging attributable to the risk covered, was taken as an approximation of the fair value, assuming that no significant changes occurred in the issuer's credit spread in comparison with the origination and that no other particular and significant risk element exists which may have an impact on the fair value.

The parameters used and the methods adopted may differ among the various financial institutions, which, in case of a change in the assumption, generates results that are significantly different. The IAS/IFRS exclude some financial instruments (e.g. deposits on demand) and non-financial instruments (e.g. goodwill, tangible assets, equity shareholdings, etc.) and therefore the overall fair value cannot be taken as an estimate of the Bank's economic value.

PART B – INFORMATION ON THE BALANCE SHEET

ASSETS

SECTION 1 - CASH AND CASH EQUIVALENTS – CAPTION 10

1.1 Cash and cash equivalents: break-down (€/mil)

	Total 30/06/2006	Total 31/12/2005
a) Cash	388	458
b) Demand deposits at central banks	38	57
Total	**426**	**515**

SECTION 2 - FINANCIAL ASSETS HELD FOR TRADING – Caption 20

2.1 Financial assets held for trading: break-down by type ***(€/mil)***

Caption / Value	Total as at 30/06/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted
A. Cash assets				
1 Debt securities.	1,271	597	1,077	782
1.1 Structured securities	-	-	-	2
1.2 Other debt securities	1,271	597	1,077	780
2 Equities	-	-	285	-
3 OICR shares	201	-	201	-
4 Financing	-	-	-	-
5 Impaired assets	-	-	-	-
6 Assets sold and not cancelled	1,437	-	1,550	-
Total A	**2,909**	**597**	**3,113**	**782**
B. Derivative instruments				
1 Financial derivatives	-	916	-	1,262
1.1 held for trading	-	743	-	1,099
1.2 connected with the fair value option	-	3	-	2
1.3 other	-	170	-	161
2 Credit derivatives	-	2	-	8
2.1 held for trading	-	2	-	7
2.2 connected with the fair value option	-	-	-	-
2.3 other	-	-	-	1
Total B	**-**	**918**	**-**	**1,270**
Total (A + B)	**2,909**	**1,515**	**3,113**	**2,052**

Financial assets sold and not cancelled are entirely represented by debt securities sold through reverse repurchase agreements.

2.2 *Financial assets held for trading: break-down by debtor/issuer* *(€/mil)*

Caption / Value		Total as at 30/06/2006	Total as at 31/12/2005
A.	**Cash assets**		
1	Debt securities	1,868	1,859
	a) Governments and central banks	320	360
	b) Other public entities	52	49
	c) Banks	1,311	1,263
	d) Other issuers	185	187
2	Equities	-	285
	a) Banks	-	-
	b) Other issuers	-	285
	- insurance companies	-	-
	- financial institutions	-	-
	- non-financial companies	-	285
	- other	-	-
3	OICR shares	201	201
4	Financing	-	-
	a) Governments and central banks	-	-
	b) Other public entities	-	-
	c) Banks	-	-
	d) Other entities	-	-
5	Impaired assets	-	-
	a) Governments and central banks	-	-
	b) Other public entities	-	-
	c) Banks	-	-
	d) Other entities	-	-
6	Assets sold and not cancelled	1,437	1,550
	a) Governments and central banks	1,437	1,550
	b) Other public entities	-	-
	c) Banks	-	-
	d) Other issuers	-	-
Total A		3,506	3,895
B.	**Derivative instruments**		
	a) Banks	530	1,010
	b) Customers	388	260
Total B		918	1,270
Total (A + B)		**4,424**	**5,165**

2.3 Financial assets held for trading: derivative instruments *(€/mil)*

Type of derivative/Underlying asset	Interest rates	Currency and gold	Equities	Loans	Other	Total 30/06/2006	Total 31/12/2005
A. Listed derivatives							
1) Financial derivatives:	-	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-	-
Total A	-	-	-	-	-	-	-
B. Unlisted derivatives							
1) Financial derivatives:	**544**	**177**	**194**	-	**1**	**916**	**1,262**
• with underlying asset exchange	-	176	-	-	-	176	293
- purchased options	-	80	-	-	-	80	73
- other derivatives	-	96	-	-	-	96	220
• without underlying asset exchange	544	1	194	-	1	740	969
- purchased options	7	1	194	-	-	202	193
- other derivatives	537	-	-	-	1	538	776
2) Credit derivatives:	-	-	-	**2**	-	**2**	**8**
• with underlying asset exchange	-	-	-	2	-	2	3
• without underlying asset exchange	-	-	-	-	-	-	5
Total B	**544**	**177**	**194**	**2**	**1**	**918**	**1,270**
Total (A + B)	**544**	**177**	**194**	**2**	**1**	**918**	**1,270**

SECTION 3 - FINANCIAL ASSETS DESIGNATED AS AT FAIR VALUE – Caption 30

3.1 Financial assets designated as at fair value: break-down by type *(€/mil)*

Caption / Value	Total as at 30/06/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted
1 Debt securities	40	512	7	754
1.1 Structured securities	-	7		13
1.2 Other debt securities	40	505	7	741
2 Equities	-	-		-
3 OICR shares	-	-		-
4 Financing	-	-	-	-
4.1 Structured	-	-	-	-
4.2 Other	-	-	-	-
5 Impaired assets	-	-	-	-
6 Assets sold and not cancelled	-	346	-	251
Total	**40**	**858**	**7**	**1,005**
Cost	**41**	**892**	**7**	**1,000**

In line also with IASB, the Bank classified in this category only debt securities with embedded derivatives or debt securities subject to financial hedging.

Financial assets sold and not cancelled are entirely represented by debt securities sold through reverse repurchase agreements.

File No. 82-35020

3.2 Financial assets designated as at fair value: break-down by debtor/issuer (€/mil)

	Caption / Value	Total as at 30/06/2006	Total 31/12/2005
1	**Debt securities**	552	761
	a) Governments and central banks	-	-
	b) Other public entities	-	-
	c) Banks	479	671
	d) Other issuers	73	90
2	**Equities**	-	-
	a) Banks	-	-
	b) Other issuers	-	-
	- insurance companies	-	-
	- financial institutions	-	-
	- non-financial companies	-	-
	- other	-	-
3	**OICR shares**	-	-
4	**Financing**	-	-
	a) Governments and central banks	-	-
	b) Other public entities	-	-
	c) Banks	-	-
	d) Other entities	-	-
5	**Impaired assets**	-	-
	a) Governments and central banks	-	-
	b) Other public entities	-	-
	c) Banks	-	-
	d) Other entities	-	-
6	**Assets sold and not cancelled**	346	251
	a) Governments and central banks	-	-
	b) Other public entities	-	-
	c) Banks	346	251
	d) Other entities	-	-
Total		**898**	**1,012**

File No. 82-35020

SECTION 4 - AVAILABLE-FOR-SALE FINANCIAL ASSETS – Caption 40

4.1 Available-for-sale financial assets: break-down by type *(€/mil)*

Caption / Value	Total as at 30/06/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted
1 Debt securities	363	189	518	209
1.1 Structured securities	-	-	-	-
1.2 Other debt securities	363	189	518	209
2 Equities	113	1,029	686	861
2.1 Designated as at fair value	113	831	685	665
2.2 Valued at cost	-	198	1	196
3 OICR shares	-	-	-	-
4 Financing	-	10	-	10
5 Impaired assets	-	-	-	-
6 Assets sold and not cancelled	96	-	32	39
Total	**572**	**1,228**	**1,236**	**1,119**

Certain unlisted equities, the fair value of which cannot be reliably established or verified, also taking into account the importance of the range of values obtainable from the valuation models generally adopted by the market, are stated in the financial statements at cost, as adjusted for any impairment losses verified.

Financial assets sold and not cancelled are entirely represented by debt securities sold through reverse repurchase agreements.
At the balance sheet date there were no available-for-sale financial assets subject to hedging.

File No. 82-35020

4.2 Available-for-sale financial assets: break-down by debtor/issuer *(€/mil)*

		Caption / Value	Total 30/06/2006	Total 31/12/2005
1	**Debt securities**		552	726
	a)	Governments and central banks	285	396
	b)	Other public entities	84	75
	c)	Banks	40	50
	d)	Other issuers	143	205
2	**Equities**		1,142	1,548
	a)	Banks	533	1,091
	b)	Other issuers	609	457
		- insurance companies	*44*	*41*
		- financial institutions	*402*	*268*
		- non-financial companies	*163*	*148*
		- other	-	-
3	**OICR shares**		-	-
4	**Financing**		10	10
	a)	Governments and central banks	-	-
	b)	Other public entities	-	-
	c)	Banks	10	10
	d)	Other entities	-	-
5	**Impaired assets**		-	-
	a)	Governments and central banks	-	-
	b)	Other public entities	-	-
	c)	Banks	-	-
	d)	Other entities	-	-
6	**Assets sold and not cancelled**		96	71
	a)	Governments and central banks	72	32
	b)	Other public entities	-	-
	c)	Banks	-	-
	d)	Other entities	24	39
Total			**1,800**	**2,355**

File No. 82-35020

SECTION 5 – FINANCIAL ASSETS HELD TO MATURITY – Caption 50

5.1 Financial assets held to maturity: break-down by type *(€/mil)*

Type of transaction/Value	Total 30/06/2006		Total 31/12/2005	
	Book Value	Fair value	Book Value	Fair value
1 Debt securities	603	603	546	546
1.1 Structured securities	-	-	-	-
1.2 Other debt securities	603	603	546	546
2 Financing	-	-	-	-
3 Impaired assets	-	-	-	-
4 Assets sold and not cancelled	1,589	1,586	1,766	1,764
Total	**2,192**	**2,189**	**2,312**	**2,310**

5.2 Financial assets held to maturity: break-down by debtor/issuer *(€/mil)*

Type of transaction/Value	Total 30/06/2006	Total 12/31/2005
1 Debt securities	603	546
a) Governments and central banks	590	528
b) Other public entities	13	18
c) Banks	-	-
d) Other issuers	-	-
2 Financing	-	-
a) Governments and central banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other entities	-	-
3 Impaired assets	-	-
a) Governments and central banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other entities	-	-
4 Assets sold and not cancelled	1,589	1,766
a) Governments and central banks	1,589	1,766
b) Other public entities	-	-
c) Banks	-	-
d) Other entities	-	-
Total	**2,192**	**2,312**

Financial assets sold and not cancelled are entirely represented by debt securities sold through reverse repurchase agreements.

At the balance sheet date there were no financial assets held to maturity subject to hedging due to exchange rate risk and credit risk.

File No. 82-35020

SECTION 6 – DUE FROM BANKS – Caption 60

6.1 Due from banks: break-down by type *(€/mil)*

Type of transaction/Value	Total 30/06/2006	Total 12/31/2005
A. Due from central banks	**34**	**68**
1 Tied deposits	27	33
2 Compulsory reserve	7	35
3 Repurchase agreements	-	-
4 Other	-	-
B. Due from banks	**47,914**	**44,507**
1 Current accounts and demand deposits	4,742	2,006
2 Tied deposits	28,292	27,881
3 Other financing:	10,256	10,360
3.1 Repurchase agreements	8,639	8,642
3.2 Financial leases	-	-
3.3 Other	1,617	1,718
4 Debt securities	3,146	2,714
4.1 Structured securities	-	-
4.2 Other debt securities	3,146	2,714
5 Impaired assets	-	-
6 Assets sold and not cancelled	1,478	1,546
Total (book value)	**47,948**	**44,575**
Total (fair value)	**47,936**	**44,553**

Financial assets sold and not cancelled are entirely represented by debt securities sold through reverse repurchase agreements.

For the criteria for determining the fair value, see Part A - Accounting policies.

There are no amounts due to banks subject to macro- or micro-hedging and no financial leasing operations in place with banks.

SECTION 7 – LOANS TO CUSTOMERS – Caption 70

7.1 Loans to customers: break-down by type *(€/mil)*

	Type of transaction/Value	Total 30/06/2006	Total 12/31/2005
1	Current accounts	10,170	7,762
2	Repurchase agreements	2,808	1,019
3	Mortgages	32,608	31,534
4	Credit cards, personal loans, loans on salary	1,095	939
5	Financial leases	-	-
6	Factoring	333	304
7	Other transactions	26,544	24,370
8	Debt securities	955	195
	8.1 Structured securities	-	-
	8.2 Other debt securities	955	195
9	Impaired assets	975	1,109
10	Assets sold and not cancelled	-	-
Total (book value)		**75,488**	**67,232**
Total (fair value)		**76,112**	**68,201**

The Bank has no financial leasing operations in place with customers.

With regard to the criteria for determining the fair value, see Part A – Accounting policies.

File No. 82-35020

7.2 Loans to customers: break-down by debtor/issuer (€/mil)

	Type of transaction/Value	Total 30/06/2006	Total 12/31/2005
1	**Debt securities:**	**955**	**195**
a)	Governments	-	-
b)	Other public entities	-	-
c)	Other issuers	955	195
	- non-financial companies	4	5
	- financial companies	951	190
	- insurance companies	-	-
	- other	-	-
2	**Financing to:**	**73,558**	**65,928**
a)	Governments	196	282
b)	Other public entities	1,735	450
c)	Other entities	71,627	65,196
	- non-financial companies	39,535	36,565
	- financial companies	15,144	12,377
	- insurance companies	880	803
	- other	16,068	15,451
3	**Impaired assets:**	**975**	**1,109**
a)	Governments	-	-
b)	Other public entities	-	1
c)	Other entities	975	1,108
	- non-financial companies	753	850
	- financial companies	5	12
	- insurance companies	-	-
	- other	217	246
4	**Assets sold and not cancelled:**	**-**	**-**
a)	Governments	-	-
b)	Other public entities	-	-
c)	Other entities	-	-
	- non-financial companies	-	-
	- financial companies	-	-
	- insurance companies	-	-
	- other	-	-
Total		**75,488**	**67,232**

7.3 Loans to customers: assets subject to specific hedging (€/mil)

	Type of transaction/Value	Total 30/06/2006	Total 12/31/2005
1	Loans subject to fair value hedging:	3,345	3,226
	a) interest rate risk	3,345	3,226
	b) exchange rate risk	-	-
	c) lending risk	-	-
	d) other risks	-	-
2	Loans subject to financial flow hedging:	70	89
	a) interest rate	70	89
	b) exchange rate	-	-
	c) other	-	-
Total		**3,415**	**3,315**

The Bank has no financial leasing operations in place with customers.

File No. 82-35020

SECTION 8 – HEDGING DERIVATIVES – Caption 80

8.1 Hedging derivatives: break-down by type of contract and underlying asset (€/mil)

Type of derivative/Underlying asset	Interest rates	Currency and gold	Equities	Loans	Other	Total 30/06/2006
A. Listed derivatives						
1) Financial derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B. Unlisted derivatives						
1) Financial derivatives:	624	4	-	-	-	628
• with underlying asset exchange	-	4	-	-	-	4
- purchased options	-	-	-	-		-
- other derivatives		4				4
• without underlying asset exchange	624	-	-	-	-	624
- purchased options	11	-	-	-	-	11
- other derivatives	613	-	-	-	-	613
2) Credit derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
Total B	**624**	**4**	-	-	-	**628**
Total (A + B) 30/06/2006	**624**	**4**	-	-	-	**628**
Total (A + B) 31/12/05	**805**	**4**	-	-	-	**809**

8.2 Hedging derivatives: break-down by hedged portfolio and type of hedging *(€/mil)*

Transaction/Hedging type	Fair Value						Cash flows	
	Specific					Generic	Specific	Generic
	Interest rate risk	Exchange Risk	Credit Risk	Price risk	Other risks			
1 Available-for-sale financial assets	-	-	-	-	-	X	-	X
2 Loans	41	-	-	X	-	X	-	X
3 Financial assets held to maturity	X	-	-	X	-	X	-	X
4 Portfolio	X	X	X	X	X	-	X	-
Total assets	**41**	-	-	-	-	-	-	-
1 Financial liabilities	578	-	-	X	4	X	2	X
2 Portfolio	X	X	X	X	X	3	X	-
Total liabilities	**578**	-	-	-	**4**	**3**	**2**	-

The fair value of generic hedging derivatives can be attributed to the macrohedge relationship on core deposit.

SECTION 9 – FAIR VALUE CHANGES OF GENERICALLY HEDGED FINANCIAL ASSETS – Caption 90

At 30 June 2006 the Bank had no assets subject to macro-hedging.

File No. 82-35020

SECTION 10 – EQUITY SHAREHOLDINGS - CAPTION 100

10.1 Investments in subsidiaries, companies subject to joint control or significant influence: information on investments

Name	Registered office	% Shareholding	Voting rights %
A. Exclusive subsidiaries			
Banca d'Intermediazione Mobiliare I.M.I. S.p.A.	Milan	100.00	
Banca Italo Albanese SH.A.	Albania	80.00	
Banca OPI S.p.A.	Rome	100.00	
Banka Koper D.D.	Slovenia	63.94	
BN Finrete S.p.A. in liquidation	Naples	99.00	
Cardine Suisse S.A. in liquidation	Switzerland	100.00	
Cassa di Risparmio di Padova e Rovigo S.p.A.	Padua	100.00	
Cassa di Risparmio di Venezia S.p.A.	Venice	100.00	
Cassa di Risparmio in Bologna S.p.A.	Bologna	100.00	
Cioccolato Feletti S.p.A. in liquidation	Pont Saint Martin (Aosta)	95.00	100 (a)
Consorzio Studi e Ricerche Fiscali - Gruppo SANPAOLO IMI	Rome	55.00	
Cotonificio Bresciano Ottolini - C.B.O. S.r.l. in liquidation	Salò (Brescia)	97.58	
Eurizon Financial Group S.p.A. (former NEW Step S.p.A.)	Turin	100.00	
Farbanca S.p.A. (b)	Casalecchio di Reno (Bologna)	19.33	
Friulcassa S.p.A.	Gorizia	100.00	
GEST Line S.p.A. (c)	Naples	100.00	
IMI Investimenti S.p.A.	Turin	100.00	
Imifin S.p.A. in liquidation	Rome	100.00	
Immobiliare 21 S.r.l.	Milan	100.00	
ISC Euroservice GmbH in liquidation	Germany	80.00	
Neos Banca S.p.A. (formerly Finemiro Banca S.p.A.)	Bologna	99.49	
Sanpaolo U.S. Holding Co. in liquidation	United States of America	100.00	
Sanpaolo Banca dell'Adriatico S.p.A.	Pesaro	100.00	
Sanpaolo Banco di Napoli S.p.A.	Naples	100.00	
Sanpaolo Bank S.A.	Luxembourg	100.00	
Sanpaolo Fiduciaria S.p.A.	Milan	100.00	
Sanpaolo IMI Bank (International) S.A.	Madeira	100.00	
Sanpaolo IMI Bank Ireland Plc	Ireland	100.00	
Sanpaolo IMI Capital Company I.L.L.C. (c)	United States of America	4.31	
Sanpaolo IMI Insurance Broker S.p.A.	Bologna	100.00	
Sanpaolo IMI International S.A.	Luxembourg	100.00	
Sanpaolo IMI Internazionale S.p.A.	Padua	100.00	
Sanpaolo IMI Private Equity S.p.A.	Bologna	100.00	
Sanpaolo IMI U.S. Financial Co.	United States of America	100.00	
Sanpaolo Leasint S.p.A. - Società di Leasing Internazionale	Milan	100.00	
Sep - Servizi e Progetti S.p.A.	Turin	100.00	
Studi e Ricerche per il Mezzogiorno (d)	Naples	16.67	
B. Companies subject to joint control			
Allfunds Bank S.A.	Spain	50.00	
Cassa dei Risparmi di Forlì S.p.A.	Forlì	38.25	
C. Companies subject to significant influence			
Aeroporto di Napoli S.p.A. in liquidation	Naples	20.00	
Banque Palatine S.A. (ex Banque Sanpaolo S.A.)	France	37.31	
Cassa di Risparmio di Firenze S.p.A.	Florence	18.66	
Cbe Service S.p.r.l.	Belgium	31.70	
Centradia Group Limited in liquidation	United Kingdom	30.45	
Consorzio Bancario Sir S.p.A. in liquidation	Rome	32.84	
Cr Firenze Gestion Internationale S.A.	Luxembourg	20.00	
Liseuro S.p.A.	Udine	35.11	
SI Holding S.p.A.	Rome	30.01	
Società Gestione per il Realizzo S.p.A.	Rome	28.31	

(a) A further 5% share is held by Sanpaolo Fiduciaria S.p.A. by virtue of the appointment granted by a third party in its capacity as owner but in the interest of SANPAOLO IMI, which therefore provides voting indications during shareholders' meetings . Please note that in August 2006 the remaining 5% of the company's share capital was acquired.
(b) Company included among significant shareholdings as it is subject to joint control.
(c) Equity shareholding reclassified to assets held for sale (IFRS 5) on 30/6/06 for 70% (the share relative to the preliminary sale agreement with Riscossione S.p.A.).
(d) The share refers to the total equity. The share of the ordinary capital owned is 100%.
(e) Company included among significant shareholdings as the share that the Group holds is essentially a controlling one.

File No. 82-35020

10.4 Commitments re. shareholdings in subsidiaries

The agreement entered into by the bank with the majority shareholders in Banka Koper D.D. aimed at the acquisition of a controlling holding in the company, provided that SANPAOLO IMI guarantee, in case the Public Offer launched on the entire capital of the company in March 2002 is successful, a put option on the shares owned by the relevant shareholders that had not contributed to the Public Offer; this right was extended to each shareholder who had contributed at least one share to the Public Offer. Each shareholder could exercise the put in the 30 days following 31 March, 30 June, 30 September and 31 December of each year starting from 30 days subsequent to 31 December 2002 and up to 30 days after 30 June 2006. The price was the Public Offer price increased by the interest calculated at the rate paid by Banka Koper for deposits to one year and one day in Slovenian Tolar for the period running from the last day of validity of the Public Offer to the day of exercise of the option, reduced by the dividends received on the shares that were the subject of the option; the operation led to the recording of about 85 million euro (33.23% of the share capital) under "Put options issued" in the Explanatory Notes, Part B – Other information and Part E.

On 21 July 2006 a new shareholders' agreement voting pact was signed between the parties that in substance renews the agreements until 31 December 2011.

On 7 December 2005 SANPAOLO IMI signed a put and call agreement with the shareholder European Bank for Reconstruction for the acquisition of the remaining 20% of the share capital of Banca Italo Albanese, 80% of which was acquired subsequent to the fulfillment of the conditions provided for by the Share Purchase Agreement signed by SANPAOLO IMI, Capitalia, and the Ministry of Finance of the Republic of Albania on 7 December 2005. The signing of the put and call agreement, which may be exercised from December 2006 to January 2009, led to the recording of approximately 9 million euro under "put options issued" in the Part B - Other Information and Part E of the Explanatory Notes.

10.5 Commitments referred to equity shareholdings in companies subject to joint control

The purchase contract for shares in Cassa dei Risparmi di Forlì S.p.A., executed on 29 November 2000 between Fondazione CR Forlì (seller) and SANPAOLO IMI and Cassa di Risparmio di Firenze (purchasers), provides that the purchasers transfer to the Fondazione an option to sell a maximum number of ordinary shares representing 51.35% of the CR Forlì capital, exercisable in several tranches, at the unit price of 8.11 euro per share for the first two tranches and at a determined price with reference to the fair market value for the remaining tranches. The put option may be exercised by the Fondazione from 12 June 2002 and up to the 15th day before the expiry of the first period for the termination of the Shareholders' Agreement entered into by the same parties (31 December 2008). On 12 May 2003 Fondazione CR Forlì exercised the option to purchase on the first tranche of 8,335,370 ordinary shares (representing 8.75% of share capital) at a price of 68 million euro for the SANPAOLO IMI quota; subsequently, on 15 November 2005 it exercised the option to purchase on the second tranche of 8,103,596 ordinary shares (representing 8.48% of capital) at a price of 66 million euro for the SANPAOLO IMI quota. After these acquisitions, the holding of SANPAOLO IMI went up to 38.25%. The option on the part of share capital still owned by Fondazione CR Forlì (21.29%) led to the recording of 82 million euro under "put options issued" in the Explanatory Notes Part B – Other information as well as in Part E.

10.6 Commitments referred to equity shareholdings in companies subject to significant influence

1 May 2005 saw the expiry of the Shareholders' Agreement executed on 15 November 1999 between Cassa di Risparmio di Firenze, BNP Paribas and SANPAOLO IMI concerning the equity shareholding of the Cassa di Risparmio di Firenze. Subsequently, on 28 September, 2005 SANPAOLO IMI, in acknowledging the lengthy period in which the agreement had not been renewed, resolved to exercise its option to purchase ordinary shares in the Cassa di Risparmio di Firenze, held by the Ente, of 10.78% of capital. The exercise of the option, the validity of which was disputed by the Ente, provided for a price of 3 euro per share, which represented 1.5 times the "base value" of the Cassa di Risparmio di Firenze share, to be calculated in this case by taking into account the evaluation methods normally used for the sector.
Because of the dispute by the Ente, the arbitration process required by the agreement was initiated. The board of arbitrators was set up following the appointment of its chair by the Florence court, but has not yet released a decision. As the outcome of the call exercise and of the potential evolution of the dispute were still uncertain at the closing of the financial statements, no purchase commitment was recorded.

On 22 September 2005 SANPAOLO IMI, together with a pool of other banks, issued a "purchase offer" on some Si Holding shares held by shareholders other than the offerers, subject to certain conditions. This led to the recording of 35 million euro (representing the acquisition of around 23% of the share capital) among the commitments in Part B of the Explanatory Notes of the Financial Statements as at 31/12/05.
On 30/06/2006, subsequent to the purchase of Si Holding shares corresponding to approximately 19% of its share capital, the commitment was written down by 8 million euro (corresponding to the acquisition of approximately 5% of share capital).
SANPAOLO IMI also signed a put option with the BPM Group on an additional 1.5% of the company's share capital, which led to the recording of a commitment of approximately 2 million euro.

The key features of the commitments and of the existing options on equities currently included among available-for-sale financial assets are illustrated below:

- with regard to the agreement entered into on 16 July 2003 by SANPAOLO IMI with the Foundation shareholders of the Banca delle Marche S.p.A., which led to purchase of 7% of that credit company, SANPAOLO IMI acknowledged to the Foundations a put option on 8% of the Bank's capital, that can be exercised by 31 December 2006. The unit price of exercising the put option will be the greater amount between: (i) 1.8 euro, increased by interest at the Euribor rate at a month (base 365) from the date of fulfillment of the contract to the date of exercise of the option, less the dividends received by the Foundations in the same period and (ii) 1.8 euro increased by any rise in shareholders' equity per share of Banca delle Marche S.p.A. from 31 December 2002 to the date of exercise of the option on the basis of the last financial statements or half-year financial report, whichever is closer. The operation led to the recording of about 115 million euro under "Put options issued" in the Explanatory Notes, Part B – Other information and in Part E.
- with regard to the shareholders' agreements valid up to 31 December 2006, which the parties may agree to extend, SANPAOLO IMI's right of pre-emption was acknowledged on the purchase of residual shares that the Foundations may decide to sell, with the exception of limited situations, as well as the right of co-selling (at a price not less than the purchase price) if the pre-emption right is not exercised.

The derivative contracts illustrated above did not lead to any recording in the Financial Statements, considering that the exercise prices correspond to the fair value.

Other information on equity shareholdings

The information pursuant to clause 10 of the Law 72/83 is as follows:

		(€/mil)
	6/30/2006	12/31/2005
Cost before revaluation	9,196	9,430
Law 72/83	43	43
Total revaluations	43	43
Gross book value	9,239	9,473

Trends in the Savings and Assurance Business Division

With the completion of operations to found New Step-currently Eurizon Financial Group S.p.A. (Eurizon)-in November 2005, and subsequent concentration in the new company of the insurance activities of Assicurazioni Internazionali di Previdenza S.p.A. and the asset gathering activities of Banca Fideuram S.p.A., the Board of Directors of the Parent Bank passed a resolution on 24 January 2006 to launch a further phase of development of the Savings and Assurance Business Division.

This phase entailed the concentration of asset management activity of Sanpaolo IMI Asset Management SGR S.p.A. and its subsidiaries (Sanpaolo IMI Alternative Investments SGR S.p.A. and Sanpaolo IMI Asset Management Luxembourg S.A.) in the Division.

Said concentration was completed through the sale of San Paolo IMI Asset Management by SANPAOLO IMI to Eurizon for 1.9 billion euro in June. Prior to this transaction, the Bank subscribed an increase in Eurizon's share capital for the same amount (including the share premium).

Among the IAS/IFRS approved by the EU and those not yet approved, as well as among the Exposure Drafts approved by IASB, there is currently no reference legislation providing criteria for recording this operation in the financial statements. IFRS 3, concerning the regulation of business combinations, does not apply to operations among companies under common control, i.e. to the business combinations in which all the entities or participating company activities are controlled by the same party or parties both before and after the aggregation (such as in this case).

As there is no reference principle, IAS 1 requires that the company's management define its own accounting standards so as to ensure the best reporting, considering the guidelines provided by the other IAS/IFRS for similar cases and the provisions of other bodies responsible for defining accounting standards.

Considering that the only substantial effect of this operation was the repositioning of the equity shareholding in Sanpaolo IMI Asset Management with Eurizon, which is also a fully-own subsidiary, when defining the accounting treatment to be applied, it was decided pursuant to IAS 1 that recording the sale in the financial statements at carrying value was the most appropriate representation since the operation did not involve realization.

From the point of view of taxes, the operation led to the realization of a capital gain of 1.8 billion euro, which, taking advantage of the participation exemption, was subject to a 9% tax rate for the total sum (159 million euro) with an IRES charge of 52 million euro. Deferred taxes were entered to offset the amount that the tax value of Eurizon shares exceeded their statutory value, with no net effect to the statement of income as at 30 June 2006.

File No. 82-35020

SECTION 11 – TANGIBLE ASSETS – Caption 110

11.1 Tangible assets: break-down of assets valued at cost ***(€/mil)***

Asset/Value	Total 30/06/2006	Total 12/31/2005
A. Functional assets		
1.1 owned by the Bank	**993**	**1,070**
a) land	490	500
b) buildings	359	396
c) fixtures and fittings	59	52
d) electrical equipment	67	99
e) other	18	23
1.2 leased	**34**	**37**
a) land	13	12
b) buildings	16	15
c) fixtures and fittings	-	-
d) electrical equipment	5	10
e) other	-	-
Total A	**1,027**	**1,107**
B. Assets held as investments		
2.1 owned by the Bank	**387**	**325**
a) land	191	154
b) buildings	196	171
2.2 leased	-	-
a) land	-	-
b) buildings	-	-
Total B	**387**	**325**
Total (A + B)	**1,414**	**1,432**

As highlighted in Part A – Accounting policies, the depreciation rates match the useful life of the assets.

Tangible assets	Depreciation rate applied (range %)
Property	
- Land	na
- Buildings	3.75%
Furniture and plant fixtures	
- Fixtures and fittings	from 24% to 30%
- Electrical equipment	40%
- Others	from 30% to 60%

11.2 Tangible assets: break-down of assets designated as at fair value or revaluated

As at 30 June 2006 there are no tangible assets designated as at fair value or revaluated.

File No. 82-35020

11.3 Tangible assets: annual changes *(€/mil)*

		Land	Buildings	Fixtures and fittings	Electrical equipment	Other	Total
A.	**Gross opening balance**	**512**	**1,081**	**324**	**926**	**411**	**3,254**
	A.1 Total net decreases in value		670	272	817	388	2,147
A.2	**Net opening balance**	**512**	**411**	**52**	**109**	**23**	**1,107**
B.	**Increases**	**7**	**6**	**12**	**9**	**5**	**39**
	B.1 Purchase	7	1	7	8	5	28
	B.2 Capitalized improvement expenses	-	5	-	-	-	5
	B.3 Write-backs	-	-	-	-	-	-
	B.4 Positive fair value changes charged to:	-	-	-	-	-	-
	a) net shareholders' equity	-	-	-	-	-	-
	b) statement of income	-	-	-	-	-	-
	B.5 Positive exchange differences	-	-	-	-	-	-
	B.6 Transfers from assets held for investment	-	-	-	-	-	-
	B.7 Other changes	-	-	5	1		6
C.	**Decreases**	**16**	**42**	**5**	**46**	**10**	**119**
	C.1 Sale						-
	C.2 Amortization	-	19	5	39	10	73
	C.3 Value adjustments due to impairment charged to:	-	-	-	-	-	-
	a) net shareholders' equity	-	-	-	-	-	-
	b) statement of income	-	-	-	7	-	7
	C.4 Negative fair value changes charged to:	-	-	-	-	-	-
	a) net shareholders' equity	-	-	-	-	-	-
	b) statement of income	-	-	-	-	-	-
	C.5 Negative exchange differences	-	-	-	-	-	-
	C.6 Transfer to:	-	-	-	-	-	-
	a) tangible assets held for investment	15	22	-	-	-	37
	b) discontinued operations	1	1	-	-	-	2
	C.7 Other changes	-	-	-	-	-	-
D.	**Net closing balance**	**503**	**375**	**59**	**72**	**18**	**1,027**
	D.1 Total net decreases in value	-	671	290	869	411	2,241
D.2	**Gross closing balance**	**503**	**1,046**	**349**	**941**	**429**	**3,268**
E.	**Valued at cost**						-

The other increases pertain mainly to assets acquired following the merger by incorporation of the Banca Popolare dell'Adriatico.

File No. 82-35020

11.4 Tangible assets held for investment: annual changes *(€/mil)*

		Total	
		Land	Buildings
A.	**Gross opening balance**	**154**	**321**
	A.1 Total net decreases in value	-	150
A.2	**Net opening balance**	**154**	**171**
B.	**Increases**	**37**	**34**
	B.1 Purchase	-	-
	B.2 Capitalized improvement expenses	-	1
	B.3 Positive net fair value changes	-	-
	B.4 Write-backs	-	-
	B.5 Positive exchange differences	-	-
	B.6 Transfers from tangible assets	15	22
	B.7 Other changes	22	11
C.	**Decreases**	**-**	**9**
	C.1 Sale	-	-
	C.2 Amortization	-	8
	C.3 Negative net fair value changes	-	-
	C.4 Adjustments due to impairment	-	-
	C.5 Negative exchange differences	-	-
	C.6 Transfer to other asset portfolios	-	1
	a) tangible assets	-	-
	b) discontinued operations	-	1
	C.7 Other changes	-	-
D.	**Net closing balance**	**191**	**196**
	D.1 Total net decreases in value	-	206
D.2	**Gross closing balance**	**191**	**402**
E.	**Designation as at fair value**	**209**	**386**

The other increases pertain mainly to assets acquired following the merger by incorporation of the Banca Popolare dell'Adriatico.

The fair value is determined on the basis of the outcome of external assessments.

11.5 Commitments to purchase tangible assets

No commitments to purchase tangible assets were in existence as at the reference date.

File No. 82-35020

Other information on tangible assets

Pursuant to clause 10 of the Law 72/83, below is the information on the revaluations of properties owned by the Bank as at 30.06.06:

(€/mil)

	30/06/2006	31/12/2005
Law 823/73 (a) (1)	12	11
Law 576/75 (a) (1)	16	16
Law 72/83 (a) (1)	165	159
Other (a) (1)	60	60
Law 218/90 (b) (2)	775	777
Law 408/90 (a) (1)	116	116
Law 413/91 (a) (1)	81	73
Law 342/2000 (a) (1)	1	-
Merger of Banca Provinciale Lombarda and Banco Lariano (1)	91	91
First Time Adoption IAS (3)	285	266
Total revaluations	**1,602**	**1,569**

(a) Revaluated by the Bank and by the incorporated companies.

(b) Higher values attributed during the company transformation.

(1) Revaluation referring to properties.

(2) Of which, 765 million euro as at 30 June pertaining to property (767 million euro as at 31 December 2005) and 10 million pertaining to works of art (the same value as at 31 December 2005).

(3) Of which, 262 million euro as at 30 June pertaining to land (246 million euro as at 31 December 2005) and 23 million pertaining to works of art (20 million euro as at 31 December 2005).

File No. 82-35020

SECTION 12 – INTANGIBLE ASSETS – Caption 120

12.1 Intangible assets: break-down by type of asset ***(€/mil)***

	Asset/Value	Total 30/06/2006		Total 31/12/2005	
		Definite life	Indefinite life	Definite life	Indefinite life
A.1	**Goodwill**	-	610	-	613
A.2	**Other intangible assets**	186	-	203	-
A.2.1	Assets valued at cost	-	-	-	-
	a) Intangible assets generated internally	157	-	168	-
	b) Other assets	29	-	35	-
A.2.2	Assets designated as at fair value	-	-	-	-
	a) Intangible assets generated internally	-	-	-	-
	b) Other assets	-	-	-	-
Total		**186**	**610**	**203**	**613**

Analysis of goodwill (€/mil)

	30/06/2006	31/12/2005
Merger by incorporation of Banco di Napoli	550	563
Merger by incorporation of Banca Popolare dell'Adriatico	10	-
Purchase of bank branches from Cassa di Risparmio in Bologna	39	39
Purchase of bank branches from Cassa di Risparmio di Padova e Rovigo	9	9
Purchase of the Hong Kong branch from the former Banco di Napoli	2	2
Total	**610**	**613**

File No. 82-35020

12.2 Intangible assets: annual changes *(€/mil)*

	Goodwill	Other intangible assets: generated internally		Other intangible assets: other		Total
		Definite life	Indefinite life	Definite life	Indefinite life	
A. Opening balance	**613**	**463**	-	**102**	-	**1,178**
A.1 Total net decreases in value	-	295	-	67	-	362
A.2 Net opening balance	**613**	**168**	-	**35**	-	**816**
B. Increases	**130**	**33**	-	**7**	-	**170**
B.1 Purchase	130	23	-	7	-	160
- business aggregations	130	-	-	-	-	130
B.2 Increases in internal intangible assets	-	10	-	-	-	10
B.3 Write-backs	-	-	-	-	-	-
B.4 Positive fair value changes	-	-	-	-	-	-
- shareholders' equity	-	-	-	-	-	-
- statement of income	-	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Other changes	-	-	-	-	-	-
C. Decreases	**133**	**44**	-	**13**	-	**190**
C.1 Sale	-	-	-	-	-	-
C.2 Adjustments	-	44	-	13	-	57
- Amortization	-	44	-	13	-	57
- Write-downs	-	-	-	-	-	-
+ net shareholders' equity	-	-	-	-	-	-
+ statement of income	-	-	-	-	-	-
C.3 Negative fair value changes	-	-	-	-	-	-
- net shareholders' equity	-	-	-	-	-	-
- statement of income	-	-	-	-	-	-
C.4 Transfers to discontinued operations	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	-	-	-
C.6 Other changes	133	-	-	-	-	133
D. Net closing balance	**610**	**157**	-	**29**	-	**796**
D.1 Total net adjustments	-	146	-	49	-	195
E. Gross closing balance	**610**	**303**	-	**78**	-	**991**
F. Valued at cost	-	-	-	-	-	-

The increase in goodwill was due to the merger by incorporation of the Banca Popolare dell'Adriatico, part of the Group's plan to rationalize its distribution network. The decrease was due to the transfer to Sanpaolo Banca dell'Adriatico of branches already belonging to Banca Popolare dell'Adriatico (120 million euro) and of former branches of the Banco di Napoli (13 million euro).

The assets generated internally consist of software already in production and under amortization for 118 million euro, software under development for 39 million euro, whose requisites (illustrated in Part A – Accounting policies) have been verified. This software will be subject to amortization once it comes into use.

Other intangible assets essentially refer to software purchased by third parties and currently being amortized.

12.3 Other information

This caption does not include any of the items provided for by current regulations.

File No. 82-35020

SECTION 13 – TAX ASSETS AND LIABILITIES – Caption 130 under assets and Caption 80 under liabilities

13.1 Deferred tax assets: break-down

(€/mil)

	Total as at 30/06/2006		Total as at 31/12/2005	
	IRES (33%)	IRAP (4.25%)	IRES (33%)	IRAP (4.25%)
Temporary deductible differences				
Adjustment of loans deductible in future years	71	-	75	-
Provisions for future charges	274	-	231	-
Higher tax value of equity investments, securities and other assets	241	-	196	-
Extraordinary charges for voluntary redundancy incentives	-	-	36	-
Other	192	-	187	-
Taxable temporary differences				
Costs deducted off balance sheet (art. 109 TUIR)	47	-	53	-
Capital gains in installments	3	-	3	-
Differences between book and tax value (art. 128 TUIR)	1	-	1	-
Lower tax value of equity investments, securities and other assets	156	-	148	-
Other	11	-	-	-
Total	**560**	-	**520**	-

(€/mil)

	Total as at 30/06/2006		Total as at 31/12/2005	
	IRES (33%)	IRAP (4.25%)	IRES (33%)	IRAP (4.25%)
A **Temporary deductible differences**				
Adjustment of loans deductible in future years	71		75	
Provisions for future charges	274		231	
Higher tax value of equity investments, securities and other assets	241		196	
Extraordinary charges for voluntary redundancy incentives	-		36	
Other	192		187	
B **Taxable temporary differences**				
Costs deducted off balance sheet (art. 109 TUIR)	47		53	
Capital gains in installments	3		3	
Differences between book and tax value (art. 128 TUIR)	1		1	
Lower tax value of equity investments, securities and other assets	156		148	
Other	11		-	
Total	**560**		**520**	

13.2 Deferred tax liabilities: break-down

(€/mil)

	Total as at 30/06/2006		Total as at 31/12/2005	
	IRES (33%)	IRAP (4.25%)	IRES (33%)	IRAP (4.25%)
A **Taxable temporary differences**				
Costs deducted off balance sheet (art. 109 TUIR)	-	3	-	7
Lower tax value of securities and other assets	-	19	-	17
Other	17	2	16	-
B **Temporary deductible differences**				
Adjustment of loans deductible in future years	-	-	-	9
Higher tax value of securities and other assets	-	3	-	3
Other	-	1	-	-
Total	17	20	16	12

Pursuant to IAS 12, section 74, deferred IRES tax assets of 778 million euro were balanced by deferred IRES tax liabilities of 218 million euro.

File No. 82-35020

In addition, deferred IRAP tax liabilities of 24 million euro were balanced by deferred IRAP tax assets of 4 million euro.

13.3 Change in deferred tax assets (with corresponding caption under statement of income) *(€/mil)*

		Total 30/06/2006	Total 31/12/2005
1	**Initial amount**	520	520
2	**Increases**	97	261
2.1	Deferred tax assets recognized during the year	83	110
	a) from previous years	-	-
	b) due to adoption of different accounting standards	-	-
	c) write-backs	-	-
	d) other	83	110
2.2	New taxes or increases in fiscal rates	-	-
2.3	Other increases	14	151
3	**Decreases**	57	261
3.1	Deferred tax assets cancelled during the year	51	252
	a) reallocation	51	252
	b) write-downs due to irrecoverability	-	-
	c) due to adoption of different accounting standards	-	-
3.2	Decreases in fiscal rates	-	-
3.3	Other decreases	6	9
4	**Final amount**	**560**	**520**

13.4 Change in deferred taxes (with corresponding caption under statement of income) *(€/mil)*

		Total 30/06/2006	Total 31/12/2005
1	**Initial amount**	28	-
2	**Increases**	11	28
2.1	Deferred tax liabilities recognized during the year	3	12
	a) from previous years	1	-
	b) due to adoption of different accounting standards	-	-
	c) other	2	12
2.2	New taxes or increases in fiscal rates	-	-
2.3	Other increases	8	16
3	**Decreases**	2	-
3.1	Deferred tax liabilities cancelled during the year	-	-
	a) reallocation	-	-
	b) due to adoption of different accounting standards	-	-
	c) other	-	-
3.2	Decreases in fiscal rates	-	-
3.3	Other decreases	2	-
4	**Final amount**	**37**	**28**

File No. 82-35020

13.5 Change in deferred tax assets (with corresponding caption under net shareholders' equity) *(€/mil)*

		Total 30/06/2006	Total 31/12/2005
1	**Initial amount**	83	-
2	**Increases**	1	226
2.1	Deferred tax assets recognized during the year	-	226
	a) from previous years	-	-
	b) due to adoption of different accounting standards	-	226
	c) other	-	-
2.2	New taxes or increases in fiscal rates	-	-
2.3	Other increases	1	-
3	**Decreases**	56	143
3.1	Deferred tax assets cancelled during the year	-	1
	a) reallocation	-	1
	b) writedowns due to irrecoverability	-	-
	c) due to adoption of different accounting standards	-	-
3.2	Decreases in fiscal rates	-	-
3.3	Other decreases	56	142
4	**Final amount**	28	83

13.6 Change in deferred tax liabilities (with corresponding caption under net shareholders' equity) (€/mil)

		Total 30/06/2006	Total 31/12/2005
1	**Initial amount**	47	11
2	**Increases**	1	48
2.1	Deferred tax liabilities recognized during the year	-	30
	a) from previous years	-	-
	b) due to adoption of different accounting standards	-	29
	c) other	-	1
2.2	New taxes or increases in fiscal rates	1	18
2.3	Other increases	-	-
3	**Decreases**	5	12
3.1	Deferred tax liabilities cancelled during the year	5	-
	a) reallocation	5	-
	b) due to adoption of different accounting standards	-	-
	c) other	-	-
3.2	Decreases in fiscal rates	-	-
3.3	Other decreases	-	12
4	**Final amount**	43	47

File No. 82-35020

SECTION 14 – NON-CURRENT ASSETS AND DISCONTINUED OPERATIONS AND ASSOCIATED LIABILITIES – caption 140 under assets and caption 90 under liabilities

14.1 Non-current assets and discontinued operations: break-down by type of asset *(€/mil)*

		Total 30/06/2006	Total 12/31/2005
A.	**Individual assets**		
A.1	Investment securities	6	-
A.2	Tangible assets	32	28
A.3	Intangible assets	-	-
A.4	Other non-current assets	-	-
Total A		**38**	**28**
B.	**Groups of assets (operating units sold)**		
B.1	Financial assets held for trading	-	-
B.2	Financial assets designated as at fair value	-	-
B.3	Available-for-sale financial assets	-	-
B.4	Financial assets held to maturity	-	-
B.5	Due from banks	-	-
B.6	Loans to customers	-	-
B.7	Investment securities	-	-
B.8	Tangible assets	-	-
B.9	Intangible assets	-	-
B.10	Other assets	-	-
Total B		-	-
C.	**Liabilities on discontinued operations**		
C.1	Debts	-	-
C.2	Securities	-	-
C.3	Other liabilities	-	-
Total C		-	-
D.	**Liabilities on discontinued operations**		
D.1	Deposits from banks	-	-
D.2	Customer deposits	-	-
D.3	Securities issued	-	-
D.4	Financial liabilities held for trading	-	-
D.5	Financial liabilities designated as at fair value	-	-
D.6	Provisions	-	-
D.7	Other liabilities	-	-
Total D		-	-

A 70% share of equity shareholdings pertains to the stake in Gest Line, for which a preliminary sales agreement was signed with Riscossione S.p.A.
Discontinued operations are represented by properties.

File No. 82-35020

SECTION 15 – OTHER ASSETS – Caption 150

15.1 Other assets: break-down (€/mil)

	Total 30/06/2006		Total 31/12/2005
Unprocessed transactions and transactions by foreign branches:	1.590		1.369
- unprocessed transactions with Italian bank branches	803	(a)	1.032
- unprocessed transactions with Italian bank branches	787	(a)	337
Deposit with the Bank of Italy relating to the liquidation of Isveimer	58		58
Deposit with the Bank of Italy relating to the coverage of Sga's losses	7		7
Checks and other instruments held	8		7
Other assets for tax consolidation	239		134
Other items	1.156	(b)	1.178
Total	**3.058**		**2.753**

(a) The amounts were mostly settled at the beginning of the second half of 2006.
(b) The caption Other transactions includes 276 million of positions for which posting has been finalized and were settled at the beginning of the second half of 2006. It also includes 1.3 million euro referring to the estimated realizable value of the credit arising from the decision of the Court of Cassation regarding the IMI Sir dispute. For information on this dispute, see Part E - Section 4 – Operating risks.

File No. 82-35020

LIABILITIES

SECTION 1 - DUE TO BANKS – Caption 10

1.1 Deposits from banks: break-down by type *(€/mil)*

	Type of transaction/Value	Total 30/06/2006	Total 31/12/2005
1	**Due to central banks**	**3,278**	**2,933**
2	**Due to banks**	**43,255**	**41,788**
	2.1 Current accounts and sight deposits	4,865	5,709
	2.2 Tied deposits	26,498	23,347
	2.3 Financing	6,024	7,502
	2.3.1 Financial leases	-	-
	2.3.2 Others	6,024	7,502
	2.4 Debts for repurchase of own capital instruments	-	-
	2.5 Liabilities corresponding to assets sold and not cancelled	5,834	5,214
	2.5.1 Reverse repurchase agreements	5,834	5,214
	2.5.2 Others	-	-
	2.6 Other amounts due	34	16
Total		**46,533**	**44,721**
Fair Value		**46,582**	**44,802**

The Bank has no financial leasing operations in place with banks.

With regard to the criteria for determining the fair value, see Part A – Accounting policies.

As at 30.06.06 there were no subordinated amounts due to banks.

1.3 Break-down of caption 10 "Due to banks": structured liabilities

Structured amounts due as at 30.06.06 amounted to 124 million euro.

1.4 Deposits from banks: debts subject to microhedging *(€/mil)*

		Total 30/06/2006	Total 31/12/2005
1	**Debts subject to fair value hedging:**	2,641	2,561
	a) interest rate risk	2,143	364
	b) exchange rate risk	-	-
	c) other risks	498	2,197
2	**Debts subject to cash flow hedging:**	400	453
	a) interest rate risk	400	453
	b) exchange rate risk	-	-
	c) other	-	-
Total		**3,041**	**3,014**

File No. 82-35020

SECTION 2 - DUE TO CUSTOMERS – Caption 20

2.1 Due to customers: break-down by type (€/mil)

	Type of transaction/Value	Total 30/06/2006	Total 31/12/2005
1	Current accounts and sight deposits	36,780	36,624
2	Tied deposits	8,281	8,425
3	Public funds administered	9	-
4	Financing	79	93
	4.1 financial leases	28	32
	4.2 other	51	61
5	Debts for repurchase of own capital instruments	-	-
6	Liabilities corresponding to assets sold and not cancelled	6,395	5,201
	6.1 repurchase agreements	6,395	5,201
	6.2 other	-	-
7	Other amounts due	1,511	1,572
Total		**53,055**	**51,915**
Fair Value		**53,051**	**51,916**

With regard to the criteria for determining the fair value, see Part A – Accounting policies.

2.2 Detail of caption 20 "Due to customers": subordinated liabilities

Subordinated securities as at 30.06.06 amounted to 1,116 million euro.

Part F of these Notes contains detail of the subordinated liabilities.

2.3 Detail of caption 20 "Due to customers": Structured liabilities

As at 30.06.06 there were no structured liabilities to customers.

2.4 Due to customers: debts subject to microhedging (€/mil)

	Type of transaction/Value	Total 30/06/2006	Total 31/12/2005
1	Debts subject to fair value hedging:	1,116	1,122
	a) interest rate risk	1,116	1,035
	b) exchange rate risk	-	-
	c) other risks	-	87
2	Debts subject to cash flow hedging:	45	-
	a) interest rate risk	45	-
	b) exchange rate risk	-	-
	c) other	-	-
Total		**1,161**	**1,122**

2.5 *Debts for finance leases:*

2.5.1 *Debts for finance leases: break-down by time interval* *(€/mil)*

Type of transaction/Value	Total 30/06/2006	Total 31/12/2005
Debts for finance leases:		
a) within 1 year	10	11
b) 2-5 years	14	18
c) over 5 years	4	3
Total	**28**	**32**

File No. 82-35020

SECTION 3 – SECURITIES ISSUED – Caption 30

3.1 Securities issued: break-down by type *(€/mil)*

Type of security/Value	Total as at 30/06/2006		Total as at 31/12/2005	
	Book value	Fair value	Book value	Fair value
A. Listed securities	15,150	15,191	7,943	8,041
1 Bonds	15,150	15,191	7,943	8,041
1.1 *structured*	*577*	*577*	*715*	*715*
1.2 *other*	*14,573*	*14,614*	*7,228*	*7,326*
2 Other securities	-	-	-	-
B. Unlisted securities	14,768	14,695	17,083	17,166
1 Bonds	12,853	12,780	14,816	14,899
1.1 *structured*	*341*	*341*	*348*	*348*
1.2 *other*	*12,512*	*12,439*	*14,468*	*14,551*
2 Other securities	*1,915*	*1,915*	*2,267*	*2,267*
Total	**29,918**	**29,886**	**25,026**	**25,207**

With regard to the criteria for determining the fair value, see Part A – Accounting policies.

3.2 Detail of caption 30 "Securities issued": subordinated securities

Subordinated securities as at 30.06.06 amounted to 6,466 million euro.

Part F of these Notes contains detail of the subordinated liabilities.

3.3 Securities issued: securities subject to microhedging *(€/mil)*

Type of transaction/Value	Total as at 30/06/2006	Total as at 31/12/2005
1 Debt securities subject to fair value hedging	**21,984**	**14,128**
a) interest rate risk	21,052	14,128
b) exchange rate risk	-	-
c) other risks	932	-
2 Debt securities subject to cash flow hedging	**150**	**796**
a) interest rate risk	150	796
b) exchange rate risk	-	-
c) other	-	-
Total	**22,134**	**14,924**

File No. 82-35020

SECTION 4 - FINANCIAL LIABILITIES HELD FOR TRADING – CAPTION 40

4.1 Financial liabilities held for trading: break-down by type ***(€/mil)***

Type of transaction/Value	Total as at 30/06/2006			Total as at 31/12/2005		
	NV	FV		NV	FV	
		L	UL		L	UL
A. Cash liabilities						
1 Due to banks	-	-	-	-	-	-
2 Due to customers	-	-	-	1	1	-
3 Debt securities	-	-	-	-	-	-
3.1 Bonds	-	-	-	-	-	-
3.1.1 Structured	-	-	-	-	-	-
3.1.2 Other bonds	-	-	-	-	-	-
3.2 Other securities	-	-	-	-	-	-
3.2.1 Structured	-	-	-	-	-	-
3.2.2 Others	-	-	-	-	-	-
Total A	-	-	-	1	1	-
B. Derivative instruments						
1 Financial derivatives	X	-	1,221	X	-	1,323
1.1 Dealing	X	-	1,033	X	-	1,110
1.2 Connected with the fair value option	X	-	19	X	-	52
1.3 Other	X	-	169	X	-	161
2 Credit derivatives	X	-	6	X	-	4
2.1 Dealing	X	-	4	X	-	1
2.2 Connected with the fair value option	X	-	-	X	-	-
2.3 Other	X	-	2	X	-	3
Total B	X	-	1,227	X	-	1,327

4.2 Detail of caption 40 "Financial liabilities held for trading": subordinated liabilities

The Bank did not issue subordinated liabilities for dealing purposes.

4.3 Detail of caption 40 "Financial liabilities held for trading": structured liabilities

The Bank did not issue subordinated liabilities for dealing purposes.

4.4 *Financial liabilities held for trading: derivative instruments* (€/mil)

Type of derivative/Underlying asset	Interest rates	Currency and gold	Equities	Loans	Other	Total 30/06/2006	Total 31/12/2005
A. Listed derivatives							
1) Financial derivatives:	-	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-	-
- issued options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-	-
- issued options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-	-
Total A	-	-	-	-	-	-	-
A. Unlisted derivatives							
1) Financial derivatives:	629	396	195	-	1	1,221	1,323
• with underlying asset exchange	-	396	-	-	-	396	181
- issued options	-	82	-	-	-	82	72
- other derivatives	-	314	-	-	-	314	109
• without underlying asset exchange	629	-	195	-	1	825	1,142
- issued options	7	-	195	-	-	202	195
- other derivatives	622	-	-	-	1	623	947
2) Credit derivatives:	-	-	-	6	-	6	4
• with underlying asset exchange	-	-	-	2	-	2	3
• without underlying asset exchange	-	-	-	4	-	4	1
Total B	**629**	**396**	**195**	**6**	**1**	**1,227**	**1,327**
Total (A + B)	**629**	**396**	**195**	**6**	**1**	**1,227**	**1,327**

File No. 82-35020

SECTION 5 – FINANCIAL LIABILITIES DESIGNATED AS AT FAIR VALUE – Caption 50

At 30.06.06 the Group did not have financial liabilities designated as at fair value.

File No. 82-35020

SECTION 6 - HEDGING DERIVATIVES – Caption 60

6.1 Hedging derivatives: break-down by type of contract and underlying asset ***(€/mil)***

Type of derivative/Underlying asset	Interest rates	Currency and gold	Equities	Loans	Other	Total
A. Listed derivatives						
1) Financial derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B. Unlisted derivatives						
1) Financial derivatives:	***247***	***106***	-	-	-	***353***
• with underlying asset exchange	-	106	-	-	-	106
- issued options	-	-	-	-	-	-
- other derivatives	-	106	-	-	-	106
• wthout underlying asset exchange	247	-	-	-	-	247
- issued options	-	-	-	-		-
- other derivatives	247	-		-	-	247
2) Credit derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-		-	-
• without underlying asset exchange	-	-	-	-	-	-
Total B	**247**	**106**	-	-	-	**353**
Total (A + B) 30/06/2006	**247**	**106**	-	-	-	**353**
Total (A + B) 31/12/05	**308**	**443**	-	-	-	**751**

6.2 Hedging derivatives: break-down by hedged portfolio and type of hedging ***(€/mil)***

Transaction/Hedging type	Fair Value						Cash flows	
	Specific							
	interest rate risk	exchange rate risk	lending risk	price risk	other risks	Generic	Specific	Generic
1 Available-for-sale financial assets	-	-	-	-	-	X	-	X
2 Loans	99	-	-	X	-	X	-	X
3 Financial assets held to maturity	X	-	-	X	-	X	-	X
4 Portfolio	X	X	X	X	X	-	X	-
Total assets	**99**	-	-	-	-	-	-	-
1 Financial liabilities	102	-	-	-	106	X	18	X
2 Portfolio	X	X	X	X	X	28	X	-
Total liabilities	**102**	-	-	-	**106**	**28**	**18**	-

The fair value of generic hedging derivatives can be attributed to the macrohedge relationship on core deposit.

SECTION 7 - FAIR VALUE CHANGES OF GENERICALLY HEDGED FINANCIAL LIABILITIES - CAPTION 70

7.1 Value adjustment of hedged liabilities break-down by hedged portfolio *(€/mil)*

Value adjustment of hedged liabilites/Values	Total 30/06/2006	Total 31/12/2005
1 Positive adjustment of financial liabilities	-	-
2 Negative adjustment of financial liabilities	(50)	(23)
Total	**(50)**	**(23)**

7.2 Liabilities subject to macro-hedging of interest-rate risk: break-down

The balance of the changes in value of liabilities subject to macro-hedging (MCH) against interest rate risk is recorded in this caption. Taking advantage of the openings emerged during the definition of the 'carve out' envisaged by IAS 39, the Bank adopted the MCH only on core deposits.

File No. 82-35020

SECTION 8 – TAX LIABILITIES – Caption 80

See Assets - section 13.

File No. 82-35020

SECTION 9 - LIABILITIES ON DISCONTINUED OPERATIONS – Caption 90

See Assets - section 14.

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SECTION 10 – OTHER LIABILITIES – Caption 100

10.1 Other liabilities: break-down

(€/mil)

	30/06/2006	12/31/2005
Amounts available to minority interests	1,353	952
Unprocessed transactions and transactions by foreign branches:	1,951	1,161
- unprocessed transactions	*1,823 (a)*	*1,070*
- unprocessed transactions with Italian bank branches	*128 (a)*	*91*
Other liabilities for tax consolidation	222	78
Amounts due to personnel	228	262
Liabilities in connection with impairment of guarantees issued	82	71
Amounts to be paid to Inland Revenue for tax withheld from customers	97	70
Amounts payable to Bank of Italy - loans for the restoration of SGA L. 588/96	7	7
Illiquid balances from portfolio transactions	431	39
Amounts payable due to settlement value dates	64	29
Amounts payable to Bank of Italy in respect of Isveimer liquidation	58	58
Other items	742	933
Total	**5,235**	**3,660**

(a) The amounts were mostly settled at the beginning of the second half of 2006.

File No. 82-35020

SECTION 11 – PROVISIONS FOR EMPLOYEE TERMINATION INDEMNITIES – Caption 110

11.1	*Liabilities for termination indemnities: annual changes*		*(€/mil)*
		Total 30/06/2006	Total 31/12/2005
A.	**Opening balance**	540	476
B.	**Increases**	52	100
	B1 Provisions during the year	20	39
	B2 Other increases	32	61
C.	**Decreases**	95	36
	C1 Amounts paid	5	30
	C2 Other decreases	90	6
D.	**Closing balance**	**497**	**540**

The caption "Other increases" refers to the share of employee termination indemnities arising out of the incorporation of the Banca Popolare dell'Adriatico.

The caption "Other decreases" includes 41 million euro relating to the recording of lesser actuarial losses than at 31/12/2005 resulting from an assessment by an independent actuary, which balance a specific valuation reserve, and 49 million euro connected with the transfer of employment contracts to Sanpaolo Banca dell'Adriatico.

11.2 Other information

Considering that the employee termination indemnity is a defined benefit fund, the changes connected with the actuarial evaluations are illustrated in Section 12.3 - Liabilities, together with changes to the defined benefit company pension funds.

SECTION 12 – PROVISIONS FOR RISKS AND CHARGES – Caption 120

12.1 Allowances for risks and contingencies: break-down (€/mil)

Caption / Value	Total 30/06/2006	Total 31/12/2005
1 Company pension funds	102	189
2 Other provisions for risks and charges	821	857
2.1 legal disputes	395	398
2.2 personnel costs	179	223
2.3 other	247	236
Total	**923**	**1,046**

The caption "Company pension funds" includes:

- 47 million euro pertaining to Sanpaolo Imi accrued to balance the technical deficit of the Bank's employee supplementary fund for the employees of the Istituto Bancario San Paolo di Torino;
- 6 million euro pertaining to the Retirement Fund for the Employees of the Banca Popolare dell'Adriatico;
- 1 million euro pertaining to the Complementary Retirement Fund for the Employees of Banco di Napoli – Section A.
- 48 million euro was the amount recorded of the actuarial losses on defined benefit company pension funds, which balance a specific valuation reserve.

The amounts were allocated on the basis of the outcome of the assessment by an independent actuary;

Other provisions for risks and charges include:

- provisions for "legal disputes" allocated to cover presumed losses on legal disputes, including claims from bankruptcy liquidators;
- provisions for "personnel charges" allocated to pay out seniority bonuses to employees on the basis of the assessment made by an independent actuary for 64 million euro; commitments made for voluntary redundancy incentives completed in previous years for 96 million euro; other obligations for 19 million euro;
- provisions for "other" likely risks, aimed at covering:
  - 176 million euro for the disputes currently open with Gest Line, a company that provides tax collecting services (48 million euro), and with network banks (formerly Cardine Bank) for which the Parent Bank provides a guarantee (16 million); the charges in connection with the renegotiation of mortgage loans and with premium transactions with customers (17 million euro); customer complaints for securities by defaulted issuers (10 million euro); other esti-mated cash outflow (85 million euro);
  - 71 million euro for tax litigation. This fund is considered appropriate for the disputes currently pending with Italian tax authorities in respect to income taxes, mainly related to the banks that were merged over time, including disputes in connection with tax credits whose repayment was requested in previous years.

For further details on legal disputes see Part E – Section 4 – Operating Risks.

File No. 82-35020

12.2 Allowances for risks and contingencies: annual changes *(€/mil)*

Caption/Component	Pension funds	Other funds	Total as at 30/06/2006
A. Opening balance	189	857	1,046
B. Increases	45	79	124
B1. Provisions during the year	-	41	41
B2. Changes due to the elapsing of time	-	8	8
B3. Changes due to discount rate adjustments	-	-	-
B4. Other increases	45	30	75
C. Decreases	132	115	247
C1. Use during the year	-	89	89
C2. Changes due to discount rate adjustments	-	2	2
C3. Other decreases	132	24	156
D. Closing balance	102	821	**923**

The allocation for the year refers mainly to the provisions to cover presumed losses on legal disputes, including claims from bankruptcy liquidators (21 million euro) as well as the provisions to cover the disputes currently pending with GEST Line (19 million euro) and other likely risks (one million euro).

The increases due to the elapsing of time refer to the interest accrued during the year and balance the "provisions" of seven million euro and "personnel costs" for one million euro.

The decreases due to discount rate adjustments for 2 million euro are recorded in reduction of "provisions".

The caption "other increases" of "pension funds" relates to:

- the allocation of the cost accrued during the year in the defined benefit pension funds, amounting to 13 million euro, whose corresponding caption is in "personnel costs";
- funds deriving from the merger by incorporation of the Banca Popolare dell'Adriatico for 32 million euro.

The caption "Other increases" in other funds refers mainly to:

- an increase in the contractual increase reserve for 7 million euro and provisions pertaining to the three-year incentive plan for 4 million euro that balance personnel costs;
- funds deriving from incorporation of the Banca Popolare dell'Adriatico for 18 million euro.

The utilizations in the year concern mainly the payouts in connection with the voluntary redundancy incentives completed in previous years and other personnel charges (50 million euro), those connected with legal disputes (22 million euro) and other disbursements for 17 million euro.

The caption "Other decreases" in pension funds refers mainly to:

- a reduction in actuarial losses recorded during previous years for 106 million, essentially correlated with interest rate trends;
- the transfer to Sanpaolo Banca dell'Adriatico for 2 million euro;
- the transfer of the defined-benefit and defined-contribution Complementary Retirement Fund for the Employees of the Banca Popolare dell'Adriatico to Section A of the Complementary Retirement Fund for the Employees of the Banco di Napoli and the Pensions Fund of Sanpaolo IMI for a total of 24 million euro in accordance with specific trade union agreements.

The caption "Other decreases" in other funds refers mainly to the transfer of funds pertaining to the demerger of the company branch in favor of Sanpaolo Banca dell'Adriatico (21 million euro).

12.3 Defined benefit company pension funds

1. Details of the funds

This item provides the information required by IAS 19 for defined benefit funds, including that relating to the staff severance indemnity, which is part of them.

As required by the international accounting standards with reference to plans that share the risk among various entities under common control, the information detailed in the tables below relates to the plans as a whole, with a note specifying the Bank's share.

As these are complementary defined benefit pension plans, the actuarial value required by the application of IAS 19 "benefits to employees" is calculated by an independent actuary through the use of the Projected Unit Credit Method, as illustrated in detail in Part A – Accounting Policies.

The defined benefits funds to which Sanpaolo Imi is committed may be divided into:

- internal complementary retirement funds;
- external complementary retirement funds.

The internal funds comprise solely the Retirement Fund for the Employees of the Cassa di Risparmio di Venezia. This fund is aimed at covering the commitments for future payments, to those entitled, according to the procedures defined in the internal rules. Sanpaolo Imi contributes to this fund on behalf of the employees registered from the Cassa di Risparmio di Venezia.

The external funds include:

- *Bank's Employee Supplementary Fund for the Employees of the Istituto Bancario San Paolo di Torino*, a fund with legal status and full economic independence and independent asset management. Sanpaolo Imi is jointly responsible for the commitments of the "Bank" to the employees registered, the pensioners and third parties.
- *The Complementary Pension Fund for the Employees of Banco di Napoli – Section A* is a foundation with legal status and independent management of assets. Sanpaolo Imi is jointly responsible for the fund's commitments to the employees registered and other beneficiaries from the Banco di Napoli; to the retired staff receiving the Supplementary Pension Check, formerly within Sanpaolo Imi; to the employees of the Cassa di Risparmio di Bologna, formerly registered in the Complementary Pension Fund for the Employees of said Bank, transferred to the Complementary Pension Fund for the Employees of the Banco di Napoli in 2004; the current and retired employees of the Banca Popolare dell'Adriatico, formerly registered in the Company Pension Fund for the Employees of the Banca Popolare dell'Adriatico, transferred to the Fund in question on 30/6/2006.

File No. 82-35020

2. Changes in Funds for the Year

Annual changes in present value of defined benefit obligations *(€/mil)*

Liabilities of the defined benefit obligations pension plan	Balances as at 30/06/2006			Balances as at 31/12/2005		
	Termination Indemnities	INTERNAL PLANS (a)	EXTERNAL PLANS (b)	Termination Indemnities	INTERNAL PLANS (a)	EXTERNAL PLANS (b)
Opening balance	**540**	**174**	**1,827**	**476**	**158**	**1,670**
Current service costs	10	1	11	19	3	22
Recognized past service costs	-	-	-	-	-	-
Unrecognized past service costs	-	-	-	-	-	-
Interest costs	10	3	36	20	8	74
Recognized actuarial losses	-	-	-	58		225
Unrecognized actuarial losses	-	-	-	-	13	-
Positive exchange differences	-	-	-	-	-	-
Increases - business combinations	32	-	-	3	-	-
Participants' contributions	-	-	-	-	-	-
Recognized actuarial gains	(41)	(12)	(128)	-	-	-
Unrecognized actuarial gains	-	-	-	-	-	-
Negative exchange differences	-	-	-	-	-	-
Benefits paid	(5)	(4)	(56)	(30)	(8)	(171)
Decreases - business combinations	(49)	-	-	(6)	-	-
Curtailments	-	-	-	-	-	-
Settlements	-	-	-	-	-	-
Other increases (c)	-	-	29	-	-	7
Other decreases (c)	-	(29)	-	-	-	-
Fair value of plan assets at end of year	**497**	**133**	**1,719**	**540**	**174**	**1,827**
Total unrecognized actuarial gains	-	-	-	-	-	-
Total unrecognized actuarial losses	-	-	-	-	**28**	-

(a) Based on actuarial calculations, the present value of the defined-benefit obligations of SANPAOLO IMI's internal plans is 6.4 million euro referring to the Retirement Fund for Employees of the Cassa di Risparmio di Venezia.

(b) Liabilities pertaining to external plans at the end of the period are broken down as follows:
1,018 million euro pertaining to the Pension Fund for the Employees of the Istituto Bancario San Paolo di Torino (of which 928 million euro pertaining to Sanpaolo Imi Spa);
701 million euro pertaining to the Complementary Pension Fund for the Employees of the Banco di Napoli – Section A (of which 593 million euro pertaining to Sanpaolo Imi Spa);

(c) The other decreases to internal funds and increases to external funds refer to the transfer of the Internal Fund for Employees of the former Banca Popolare dell'Adriatico to the Complementary Pension Fund for the Employees of the Banco di Napoli – Section A.

Analysis of defined benefit obligations *(€/mil)*

Liabilities of defined benefit obligations pension plan	30/06/2006		31/12/2005	
	INTERNAL PLANS	EXTERNAL PLANS	INTERNAL PLANS	EXTERNAL PLANS
a) unfunded plans	-	-	29	-
b) partly funded plans	-	-	-	-
c) wholly funded plans	133	1,719	145	1,827

3. Annual changes in plan assets and other information

Annual changes in fair value of plan assets *(€/mil)*

	6/30/2006		12/31/2005	
	INTERNAL PLANS	EXTERNAL PLANS	INTERNAL PLANS	EXTERNAL PLANS
Opening balance	**133**	**1,636**	**132**	**1,682**
Expected return	3	32	6	74
Recognized actuarial losses	-	(29)	-	-
Unrecognized actuarial losses	-	-	-	-
Positive exchange differences	-	-	-	-
Employer contributions	-	-	2	8
Participants' contributions	-	-	-	-
Recognized actuarial gains	1	19	-	43
Unrecognized actuarial gains	-	-	(3)	-
Negative exchange differences	-	-	-	-
Benefits paid	(4)	(55)	(8)	(171)
Curtailments	-	-	-	-
Settlements	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Other increases	-	18	4	-
Other decreases	-	-	-	-
Fair value of plan assets at end of year	**133**	**1,621**	**133**	**1,636**
Total unrecognized actuarial gains	**-**	**-**	**7**	**-**

External funds at the end of the period are broken down as follows:

- 934 million euro pertaining to the Retirement Fund for the Employees of Istituto Bancario San Paolo di Torino;
- 687 million euro pertaining to the Complementary Retirement Fund for the Employees of Banco di Napoli – Section A.

4. Reconciliation between the current value of the pension plan, the current value of plan assets and the assets and liabilities recognized in the financial statements.

Assets and liabilities recognized (€/mil)

	30/06/2006			12/31/2005		
	Termination Indemnities	INTERNAL PLANS (a)	EXTERNAL PLANS (b)	Termination Indemnities	INTERNAL PLANS	EXTERNAL PLANS
1 Current value of the defined benefit obligations	497	133	1,719	540	174	1,827
2 Fair value of plan assets	-	133	1,621	-	133	1,636
A Fund status (2-1)	**(497)**	**-**	**(98)**	**(540)**	**(41)**	**(191)**
B Unrecognized actuarial gains (sum of those accumulated)	-	-	-	-	(7)	-
B Unrecognized actuarial losses (sum of those accumulated)	-	-	-	-	(28)	-
B Unrecognized past service costs	-	-	-	-	-	-
B Unrecognized assets because not reimbursable	-	-	(11)	-	-	-
B Fair value of assets reimbursable by third parties	-	-	-	-	-	-
B Total	-	-	-	-	(35)	-
Assets recorded (A-B) > 0	-	**133**	-	-	**133**	-
Liabilities recorded (A-B) > 0	**497**	**133**	**109**	**540**	**139**	**191**

(a) Since the fund in question is an internal fund, both assets and liabilities are recorded in the financial statements of the Cassa di Risparmio di Venezia, which has entered into agreements governing the fund in question, except for actuarial profits/losses, which are divided between the jointly obligated Banks. The portion attributable to Sanpaolo Imi is 7,000 euro.

(b) The portion of liability attributable to SANPAOLO IMI S.p.A. is as follows:

- 79 million euro pertaining to the Supplementary Retirement Fund for the Employees of the Istituto Bancario San Paolo di Torino, of which 47 million euro pertain to the liability accrued towards current employees and 32 million euro to recorded actuarial losses;
- 23 million euro pertaining to the Complementary Retirement Fund for the Employees of the Banco di Napoli, of which 7 million euro pertain to the liability accrued towards current employees and 16 million euro to recorded actuarial losses.

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5. Description of the main actuarial assumptions

Actuarial assumptions	30/06/2006		31/12/2005	*(€/mil)*
	INTERNAL PLANS	EXTERNAL PLANS	INTERNAL PLANS	EXTERNAL PLANS
Discount rate	4.6	4.6	4	3.9
Expected yield rates	4	3.9	4.5	4.4
Expected increase in salaries (a)	2	2	2	2
Annual inflation rate	2	2	2	2
Annual nominal increase rate of GDP	3.5	3.5	3.5	3.5

(a) net of career developments.

12.4 Provisions for risks and charges – other provisions

If the time deferment for the settlement of the charge was considered significant, the Bank calculated the amount of the provision and of the accruals based on the present value of the sums that will eventually be paid out in respect of such liability.

The average disbursement times for the main appropriations, subject to time discounting are the following:

- approximately 4 years for the legal dispute
- approximately 6 years for the personnel dispute.

The discounting rate is calculated with reference to the market performance of zero coupon bonds.

File No. 82-35020

SECTION 13 – REDEEMABLE SHARES – Caption 140

13.1 Redeemable shares: break-down

As at 30.06.06 the Bank had not issued any redeemable shares.

File No. 82-35020

SECTION 14 – PARENT BANK SHAREHOLDERS' EQUITY – Captions 130, 150, 160, 170, 180, 190 and 200

14.1 Parent Bank shareholders' equity: break-down (€/mil)

Caption / Value	Total 30/06/2006	Total 31/12/2005
1 Capital	5,400	5,239
2 Additional paid-in capital	766	769
3 Reserves	3,459	3,319
4 (Own shares)	(26)	(43)
5 Valuation reserves	350	446
6 Capital instruments	-	-
7 Profit (loss) for the period	1,799	1,165
Total	**11,748**	**10,895**

14.2 "Capital" and "Own shares": break-down

As at 30 June 2006, the Bank's share capital, which increased by 10,375,040 euro during the year due to the exercise of stock options assigned to management, as well as 149,987,466.88 euro through the utilization of the tangible asset valuation reserve (recorded in the financial statements as at 31 December 2005 for 168,418,756.02 euro and allocated to valuation reserves), stands at 5,399,586,247.68 euro, divided into 1,590,672,318 ordinary shares and 284,184,018 preference shares, both of which have nominal values of 2.88 euro.

As at 30 June 2006, the Bank holds 2,430,217 treasury shares with a nominal value of around 7 million euro recorded in the financial statements for 25,911,591 euro. During the first half of the year, 1,650,000 treasury shares were presented to the Chairman and the Managing Directors in office on 14 May 2002 following the exercise of rights assigned through a stock option plan passed by the Board of Directors on the same date.

File No. 82-35020

14.3 Capital - Number of shares: annual changes

	Caption/Type	Ordinary	Other
A.	**Number of shares at the beginning of the year**	**1,586,967,318**	**284,184,018**
	- fully paid-up shares	*1,586,967,318*	*284,184,018*
	- shares not fully paid-up	-	-
A.1	Own shares (-)	(4,015,919)	-
B.2	**Shares issued: opening balance**	**1,582,951,399**	**284,184,018**
B.	**Increases**	**5,355,000**	-
B.1	New issues	3,705,000	-
	- on a payment basis:		
	- business combinations	-	-
	- conversion of bonds	-	-
	- exercise of warrants	-	-
	- other	*3,705,000*	-
	- on a free basis:		
	- in favor of employees	-	-
	- in favor of directors	-	-
	- other	-	-
B.2	Sale of own assets	1,650,000	-
B.3	Other changes	-	-
C.	**Decreases**	*64,298*	
C.1	Cancellation	-	-
C.2	Purchase of own shares	64,298	-
C.3	Sale of companies	-	-
C.4	Other changes	-	
D.	**Shares issued: closing balance**	**1,588,242,101**	**284,184,018**
D.1	Own shares (+)	2,430,217	-
D.2	Number of shares at the end of the year	1,590,672,318	284,184,018
	- fully paid-up shares	1,590,672,318	284,184,018
	- shares not fully paid-up	-	-

Valuation reserves

It is worth highlighting that the Bank applied paragraphs 93B-93D of IAS 19 as amended by Regulation No. 1910/2005 of November 8, 2005 and entered actuarial losses net of deferred taxation as a corresponding caption to a specific shareholders' equity reserve. These actuarial losses, worth 43,863,142 euro overall, refer to defined benefit pension funds and employee termination indemnity.

14.7 Valuation reserves: break-down *(€/mil)*

Caption/Component	Total 30/06/2006	Total 31/12/2005
1 Available-for-sale financial assets	380	436
2 Tangible assets	-	-
3 Intangible assets	-	-
4 Actuarial gains and losses	(44)	(141)
5 Cashflow hedge	(8)	(21)
6 Exchange differences	-	-
7 Discontinued operations	-	-
8 Special revaluation laws	22	172
Total	**350**	**446**

14.8 ***Valuation reserves: annual changes*** ***(€/mil)***

	Financial assets and available-for-sale financial assets	Tangible assets	Intangible assets	Actuarial gains and losses	Cashflow hedge	Exchange differences	Discontinued operations	Special revaluation laws
A. Opening balance	**436**	-	-	**(141)**	**(21)**	-	-	172
B. Increases	**243**	-	-	**97**	**13**	-	-	**0**
B1. Increases in fair value	229	-	-	90	13	-	-	X
B2. Other changes	14	-	-	7	-	-	-	-
C. Decreases	**(299)**	-	-	-	-	-	-	**(150)**
C1. Decreases in fair value	(35)	-	-	-	-	-	-	X
C2. Other changes	(264)	-	-	-	-	-	-	(150)
D. Closing balance	**380**	-	-	**(44)**	**(8)**	**0**	**0**	**22**

14.9 ***Valuation reserves of available for sale investments: break-down*** **(€/mil)**

Asset/Value	Total 30/06/2006		Total 31/12/2005	
	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1 Debt securities	17	-	35	-
2 Equities	367	(4)	407	(6)
3 OICR shares	-	-	-	-
4 Financing	-	-	-	-
Total	**384**	**(4)**	**442**	**(6)**

14.10 Valuation reserves of available for sale investments: annual changes (

	Debt securities	Equities	OICR shares	Finan
1 Opening balance	35	401	-	
2 Positive changes	9	234	-	
2.1 Increases in fair value	-	229	-	
2.2 Reallocation of negative reserves to statement o	-	-	-	
- *due to impairment*	-	-	-	
- *due to realization*	-	-	-	
2.3 Other changes	9	5	-	
3 Negative changes	(27)	(272)	-	
3.1 Decreases in fair value	(27)	(8)	-	
3.2 Reallocation to statement of income from positi	-	(254)	-	
due to realization	-	-	-	
3.3 Other changes	-	(10)	-	
4 Closing balance	17	363	-	

In compliance with Art. 2427, No. 4 and 7-bis of the Italian Civil Code, below is the break-down of the Bank's net shareholders' equity excluding the profit for the year. The origin and degree of availability and distributability of the various captions is indicated.

(€/mil)

	Amount as at 30/06/2006	Principal portion	Portion of income	Portion of income subject to taxation (a)	Possible utilization (b)	Portion available
Net shareholders' equity						
– Share capital	5,400	3,310	1,375	715	-	-
– Additional paid-in capital	766	766	-	-	A, B, C	766
– Legal reserve	1,082	449	132	501	B	-
– Extraordinary reserve	1,342	-	1,342	-	A, B, C	1,342
– Reserve for purchase of own shares	974	-	974	-	A, B, C	974
– Reserve ex Art.13 sub. 6 D.Lgs. 124/93	5	-	-	5	A, B, C	5
– Reserve pursuant to D.Lgs. 213/98	16	-	16	-	A, B	16
– Reserve for instruments at fair value	8	-	8	-	-	-
– Reserve for stock option plans	6	-	6	-	A	-
– Valuation reserve for tangible assets	18	-	18	-	A,B	18
– AFS valuation reserve	380	-	380	-	-	-
– CFH valuation reserve	(8)	-	(8)	-	-	-
– Reserve for actuarial gains and losses	(44)	-	(44)	-	-	-
– Reserve pursuant to Law 342/2000	4	-	-	4	A, B	4
Total Capital and Reserves	**9,949**	**4,525**	**4,199**	**1,225**	-	**3,125**
Portion not to be distributed (c)	-	-	-	-	-	195
Portion for distribution	-	-	-	-	-	2,930

(a) The stated amounts do not include the portion of reserves fiscally tied in accordance with art. 109, c. 4 of the Italian Consolidation Act on Income Tax (TUIR) as amended by D.Lgs. 247/2005. Such portion, estimated at around 198 million euro in the 2005 financial statements, is estimated to stand at around 211 million at the end of the first half of the year.

(b) A = capital increase; B = to cover losses; C = for distribution to shareholders.

(c) In accordance with art. 16, sub-section 1 of D.Lgs. 87/92, the non-distributable portion refers to research and development costs as at 31 December 2005 totaling 168 million euro, to the Reserve in accordance with Law 342/2000, to the Tangible assets valuation reserve, which can be decreased only in accordance with the provisions of art. 2445 of the Italian Civil Code and to the Reserve pursuant to D.Lgs. 213/98, which is not distributable by law.

OTHER INFORMATION

1 Guarantees granted and commitments *(€/mil)*

	Transactions	Amount 30/06/2006	Amount 31/12/2005
1	Financial guarantees granted	22,034	20,588
	a) Banks	8,296	6,404
	b) Customers	13,738	14,184
2	Commercial guarantees granted	10,927	10,767
	a) Banks	593	561
	b) Customers	10,334	10,206
3	Irrevocable commitments to grant finance	14,152	13,160
	a) Banks	2,149	1,236
	i) certain to be called on	1,516	609
	ii) not certain to be called on	633	627
	b) Customers	12,003	11,924
	i) certain to be called on	840	310
	ii) not certain to be called on	11,163	11,614
4	Underlying commitments to credit derivatives: hedging sales	123	279
5	Assets lodged to guarantee minority interest	-	3
6	Other commitments	294	284
Total		**47,530**	**45,081**

2 Assets lodged to guarantee own liabilities and commitments *(€/mil)*

	Portfolios	Amount 30/06/2006	Amount 31/12/05
1	Financial assets held for trading	1,504	1,638
2	Financial assets designated as at fair value	349	249
3	Available-for-sale financial assets	101	71
4	Financial assets held to maturity	1,653	1,799
5	Due from banks	1,489	1,538
6	Loans to customers	-	-
7	Tangible assets	-	-

3. Information on operating leasing

As at 30.06.06 the Bank did not have significant operating leases in place.

4 Administration and dealing on behalf of third parties *(€/mil)*

Type of services	Amount
1 Financial instruments dealing on behalf of third parties	
a) purchases	406
1. settled	406
2. not settled	-
b) sales	272
1. settled	272
2. not settled	-
2 Portfolio management	
a) individual	147
b) collective	-
3 Custody and administration of securities	
a) third-party securities held on deposits: in connection with depositary bank's services (excluding asset management)	34,863
1. securities issued by the bank that draws up the financial statements	43
2. other securities	34,820
b) third-party securities held on deposit (excluding asset management): other	205,447
1. securities issued by the bank that draws up the financial statements	15,985
2. other securities	189,462
c) third-party securities deposited with third parties	173,549
d) portfolio securities deposited with third parties	19,057
4 Other transactions	
Orders collection	12,674
Portfolio management of Group companies	1,923
Third-party portion of syndicated loans arranged by the Bank without representation mandate	242
Collection of third-party loans on portfolio transactions	9,131

The notes portfolio has been reclassified on the basis of the related settlement date, by recording the following adjustments:

	(€/mil)
Debit adjustments	-
current accounts	774
central portfolio	251
Credit adjustments	
current accounts	254
transferors of notes and documents	771

With regard to the administration of funds on behalf of third parties, the Bank continued to allocate funds for Research and Development incentives and to manage the Guarantee Fund for small- and medium-sized enterprises in Southern Italy. More in detail:

Applied Research Reserve

SANPAOLO IMI continues to manage transactions arising from applications received by 31 December 1999 out of the Applied Research Reserve. As of 30 June 2006, there are resolutions to be stipulated for 29 million euro and disbursements to be made for 234 million euro.

Reserve for Research Grants

SANPAOLO IMI continued to provide services to the Ministry of Education, Universities and Research (MIUR) for the management of industrial research projects and researcher training schemes using the Reserve for Research Grants. A lack of funds led the Ministry to completely suspend the "reception desk" for applications. The offer of new incentives therefore continued only through the passing of Notices reserved for specific technological sectors.

During the first half of 2006, 71 applications were received for research investments for about 323 million euro; in addition, the Ministry deliberated on financing of 22 million euro.

Reserve for Technological Innovation

SANPAOLO IMI continued to provide services to the Ministry for Economic Development (MSE) for the management of development projects utilizing the Reserve for Technological Innovation. The "reception desk" was suspended by MSE in January 2003 owing to lack of funds. Activities continues exclusively on the passing of Notices reserved for projects within technological sectors considered to be of prominence or to be carried out in particular areas of Italy. During the first half of 2006, 7 applications were received for research investments for about 21 million euro; the Ministry for Economic Development did not deliberate on any financing during this time.

Guarantee Fund for small- and medium-sized enterprises in Southern Italy, Law 341/95

With the Convention stipulated between the Italian Treasury and the Bank on December 21, 1995, as approved and activated by Decree of the Director-General of the Treasury dated January 5, 1996, SANPAOLO IMI was formally appointed Managing Body of the Fund established under Law 341/1995.

The purpose of Law 341/1995 is to promote rationalization of the financial situation of small- and medium-sized enterprises in Southern Italy, as defined by EU parameters. This involves measures of various types, from interest-relief grants on loans designed to convert short-term bank borrowing into medium- and long-term loans, to the granting of supplementary guarantees on investment loans, for the purchase of equity investments and for the debt consolidation described above.

Acceptance of new applications has been closed since the beginning of 2000. As at 30 June 2006 there were 363 active applications for 193 million euro, broken down as follows:

- *130 million euro for the consolidation of short-term debt for which contributions are being paid;*
- *14 million euro for investment loans, of which an application for one million euro is not yet completed.*

Appendix to Part B – Estimation of fair value related to financial instruments

The table below compares the fair value of the financial instruments with their relative value in the financial statements and summarizes the results previously illustrated in Part B – Information in the tables required by Bank of Italy.

€/mil

	Value in financial statements as at 30.06.2006	Fair value as at 30.06.06	Potential capital gains / losses
Assets			
Cash and cash equivalents	426	426	-
Financial assets held for trading	4,424	4,424	-
Financial assets designated as at fair value	898	898	-
Available-for-sale financial assets	1,800	1,800	-
Financial assets held to maturity	2,192	2,189	(3)
Due from banks	47,948	47,936	(12)
Loans to customers	75,488	76,112	624
Hedging derivatives	628	628	-
Liabilities			
Deposits from banks	46,533	46,582	(49)
Customer deposits	53,055	53,051	4
Securities issued	29,918	29,886	32
Financial liabilities held for trading	1,227	1,227	-
Financial liabilities designated as at fair value	-	-	-
Hedging derivatives	353	353	-
Total potential capital gains / losses			**596**

As already highlighted in Part A – Accounting policies, in order to determine the fair value of the financial instruments the following methods and key assumptions have been adopted:

- for debt securities owned by the Bank, regardless of the classifications in categories included in IAS 39, the Bank has adopted a specific procedure for determining the situations in which a new active market can be defined, based on the analysis of trading volumes, the range of prices and on the number of listings on the market. When no active market is found, comparable situations are to be identified with the same financial characteristics of the instrument or, as a last resort, cash flows are actualized that include all factors that could have an impact of the value of the instrument (e.g. credit risk, volatility and illiquidity);
- for financial (asset and liability) captions with a residual term equal to or less than 18 months, fair value was reasonably assumed to equal carrying value;
- for loans and deposits on demand, the maturity date of contractual obligations was assumed to be immediate and to coincide with the date of the financial statements; hence fair value was taken at the carrying value;
- for medium-long term loans to customers, fair value was measured using internally defined measurement techniques involving the time discounting of residual contractual flows at current interest rates, adjusted to take into account the credit rating of each individual borrower (or the probability of default resulting from the rating) and loss given default;
- for impaired assets, fair value was taken at book value;
- for medium-long term liabilities, consisting of unsecured securities or deposits, fair value was measured by time discounting contractual flows at rates which the Bank, at the time of measurement, could apply on the reference market at the date of the financial statements for similar deposits; in case of tier 1 subordinated loans, the virtual impossibility of an anticipated repurchase/reimbursement and the existence of potential clauses/options in favor of the issuer were taken into account;
- for medium-long term debt and structured securities issued, hedged for variations in fair value, the book value, already adjusted for the effects of the fair value hedging attributable to the risk covered, was taken as an approximation of the fair value, assuming that no significant changes occurred in the issuer's credit spread in comparison with the origination and that no other particular and significant risk element exists which may have an impact on the fair value.

The parameters used and the methods adopted may differ among the various financial institutions, which, in case of a change in the assumption, generates results that are significantly different. The IAS/IFRS exclude from the fair value valutation some financial instruments (e.g. deposits on demand) and non-financial instruments (e.g. goodwill, tangible assets, equity shareholdings, etc.) and therefore the overall fair value cannot be taken as an estimate of the Bank's economic value.

File No. 82-35020

PART C - INFORMATION ON THE PARENT BANK STATEMENT OF INCOME

SECTION 1 – INTEREST – CAPTIONS 10 AND 20

1.1 Interest income and similar revenues: break-down *(€/mil)*

Caption/Technical types	Performing financial assets		Impaired financial assets	Other assets	Total 30/06/2006	Total 30/06/2005
	Debt securities	Financing				
1 Financial assets held for trading	47	-	-	-	47	45
2 Available-for-sale financial assets	16	-	-	-	16	26
3 Financial assets held to maturity	29	-	-	-	29	16
4 Due from banks	65	615	-	-	680	469
5 Loans to customers	16	1,555	29	11	1,611	1,253
6 Financial assets designated as at fair value	26	-	-	-	26	27
7 Hedging derivatives	X	X	X	165	165	100
8 Financial assets sold and not cancelled	-	-	-	-	-	
9 Other assets	X	X	X	7	7	6
Total	**199**	**2,170**	**29**	**183**	**2,581**	**1,942**

Interest accrued on assets sold and not cancelled is shown in the relevant asset categories.

Interest on assets denominated in foreign currency amounts to 147 million euro.

1.4 Interest expenses and similar charges: break-down *(€/mil)*

Caption/Technical types	Debts	Securities	Other liabilities	Total 30/06/2006	Total 30/06/2005
1 Due to banks	(714)	X	-	(714)	(469)
2 Due to customers	(484)	X	-	(484)	(294)
3 Securities issued	X	(486)	-	(486)	(420)
4 Financial liabilities held for trading	-	-	(7)	(7)	-
5 Financial liabilities designated as at fair value	-	-	-	-	-
6 Financial liabilities associated with assets sold and not cancelled	-	-	-	-	-
7 Other liabilities	X	X	-	-	(9)
8 Hedging derivatives	X	X	-	-	-
Total	**(1,198)**	**(486)**	**(7)**	**(1,691)**	**(1,192)**

Caption "Financial liabilities held for trading – Other liabilities" refers mainly to differentials accrued on derivative contracts placed within the trading portfolio and linked, in terms of operations, to financial assets designated as at fair value.
Interest accrued on financial liabilities associated with assets sold and not cancelled is included under amounts due to customers or banks, according to the nature of the counterparty involved in the transactions.

Interest expense on liabilities denominated in foreign currency amounts to 269 million euro.

Interest expense on liabilities relating to finance lease operations amounts to 0.5 million euro.

File No. 82-35020

SECTION 2 – COMMISSIONS – CAPTIONS 40 AND 50

2.1 *Commission income: break-down* ***(€/mil)***

Type of services/Value	Total 30/06/2006	Total 30/06/2005
a) guarantees given	46	34
b) credit derivatives	-	-
c) management, dealing and advisory services	461	415
1 financial instruments trading	4	4
2 dealing(s) in currency	9	8
3 portfolio management	-	-
3.1 individual	-	-
3.2 collective	-	-
4 custody and administration of securities	8	9
5 depositary bank	27	28
6 placement of securities (a)	242	214
7 ordets collection	21	19
8 advisory services	-	-
9 distribution of third party services	150	133
9.1 portfolio management	65	47
9.1.1 individual	*65*	*47*
9.1.2 collective	-	-
9.2 insurance products	82	83
9.3 other products	3	3
d) collection and payment services	91	86
e) servicing for securitization operations	-	-
f) services for factoring transactions	-	-
g) tax collection services	-	-
h) other services	221	213
Total	**819**	**748**

(a) Commissions earned on the placement of securities mainly include those earned on the placement of mutual fund units for 215 million euro as at 30 June 2006 and 192 million euro as at 30 June 2005.

Sub-caption "h) Other services" is broken down as follows:

(€/mil)

	30/06/2006	30/06/2005
Loans granted	83	75
Deposits and current account overdrafts	77	78
Current accounts	48	44
Other services - Domestic branches	11	15
Other services - Foreign bank branches	2	1
Total	**221**	**213**

File No. 82-35020

2.2 *Commission income: products and services distribution channels* *(€/mil)*

Channel/Value	Total 30/06/2006	Total 30/06/2005
a) with own operating points	**392**	**347**
1 portfolio management	-	-
2 placement of securities	242	214
3 other products and services	150	133
b) outside supply	-	-
1 portfolio management	-	-
2 placement of securities	-	-
3 other products and services	-	-
c) other distribution channels	-	-
1 portfolio management	-	-
2 placement of securities	-	-
3 other products and services	-	-

2.3 *Commission expense: break-down* *(€/mil)*

Service/Value	Total 30/06/2006	Total 30/06/2005
a) guarantees received	(29)	(2)
b) credit derivatives	-	-
c) management and dealing services	(10)	(6)
1 financial instruments trading	-	-
2 dealing(s) in currency	(1)	
3 portfolio management	-	-
3.1 own portfolio	-	-
3.2 third party portfolio	-	-
4 custody and administration of securities	(7)	(6)
5 placement of financial instruments	(2)	-
6 door-to-door sale of securities, financial products and services	-	-
d) collection and payment services	(29)	(24)
e) other services	(9)	(9)
Total	**(77)**	**(41)**

Sub-caption "e) Other services" is broken down as follows:

(€/mil)

	30/06/2006	30/06/2005
Dealing activities on loan transactions	-	-
Financing obtained	-	-
Dealing activities on financial transactions	-	-
Other services - Domestic branches	(9)	(9)
Other services - Foreign bank branches	-	-
Total	**(9)**	**(9)**

File No. 82-35020

SECTION 3 – DIVIDENDS AND SIMILAR REVENUES – CAPTION 70

3.1 Dividends and similar revenues: break-down ***(€/mil)***

Caption/Income	Total 30/06/2006		Total 30/06/2005	
	Dividends	Income from OICR shares	Dividends	Income from OICR shares
A. Financial assets held for trading	-	-	-	-
B. Available-for-sale financial assets	30	-	23	-
C. Financial assets designated as at fair value	-	-	-	-
D. Investment securities	1,257	X	694	X
Total	**1,287**	-	**717**	-

Dividends from equity shareholdings are made up as follows:

(€/mil)

Equity shareholdings	Total 30/06/2006	Total 30/06/2005
	Dividends	Dividends
Eurizon Financial Group S.p.A. (former New Step)	249	-
Banca d'Intermediazione Mobiliare IMI S.p.A.	158	70
Sanpaolo Banco di Napoli S.p.A.	152	108
IMI Investimenti S.p.A.	143	-
Cassa di Risparmio di Padova e Rovigo S.p.A.	119	112
Cassa di Risparmio in Bologna S.p.A.	101	44
SPIAM SGR (a)	82	87
Banca OPI S.p.A.	67	-
Cassa di Risparmio di Venezia S.p.A.	53	30
Banca Popolare dell'Adriatico S.p.A. (b)	30	-
Friulcassa S.p.A.	26	18
Neos Banca S.p.A. (formerly Finemiro Banca S.p.A.)	21	11
Sanpaolo Leasint S.p.A. - Società di Leasing Internazionale	21	20
Sanpaolo IMI Private Equity S.p.A.	11	-
Cassa di Risparmio di Firenze S.p.A.	11	11
Cassa dei Risparmi di Forlì S.p.A.	4	5
Banca Fideuram S.p.A. (c)	-	115
Assicurazioni Internazionali di Previdenza S.p.A. (c)	-	50
Other	9	13
Total	**1,257**	**694**

(a) Company sold to Eurizon Financial Group S.p.A. during the period.
(b) Company incorporated into SANPAOLO IMI during the first half of 2006.
(c) Company sold to Eurizon Financial Group (formerly New Step).

File No. 82-35020

SECTION 4 – PROFITS (LOSSES) ON FINANCIAL TRADING ACTIVITIES – CAPTION 80

4.1 Profits (losses) on financial trading activities: break-down ***(€/mil)***

Transaction/Income component	Capital gains	Profit on trading	Capital losses	Losses on trading	Net income
1 Financial assets held for trading	2	25	(23)	(1)	3
1,1 Debt securities	1	13	(23)	(1)	(10)
1,2 Equities (a)	-	12	-	-	12
1,3 OICR shares	1	-	-	-	1
1,4 Financing	-	-	-	-	-
1,5 Other	-	-	-	-	-
2 Financial liabilities held for trading	-	-	-	-	-
2,1 Debt securities	-	-	-	-	-
2,2 Other	-	-	-	-	-
3 Financial assets and liabilities: exchange differences	X	X	X	X	18
4 Derivative instruments	281	1,209	(248)	(1,173)	76
4,1 Financial derivatives:	281	1,206	(239)	(1,165)	90
- On debt securities and interest rates	262	1,178	(220)	(1,141)	79
- On equities and equity indices	18	3	(18)	-	3
- On currencies and gold	X	X	X	X	7
- Others	1	25	(1)	(24)	1
4,2 Credit derivatives	-	3	(9)	(8)	(14)
Total	**283**	**1,234**	**(271)**	**(1,174)**	**97**

(a) Profits on trading of equities refer to the disposal of FIAT shares purchased following the conversion of the "FIAT Convertible Facility".

File No. 82-35020

SECTION 5 – FAIR VALUE ADJUSTMENTS FROM HEDGE ACCOUNTING – CAPTION 90

5.1 Fair value adjustments in hedge accounting: break-down ***(€/mil)***

Income component/Value	Total 30/06/2006	Total 30/06/2005
A. Income relating to:		
A.1 Fair value hedging derivatives	20	177
A.2 Hedged financial assets (fair value)	-	89
A.3 Hedged financial liabilities (fair value)	335	130
A.4 Cash flow hedge financial derivatives	-	-
A.5 Currency assets and liabilities	-	-
Total income from hedging activities	355	396
B. Charges relating to:		
B.1 Fair value hedging derivatives	(194)	(161)
B.2 Hedged financial assets (fair value)	(158)	
B.3 Hedged financial liabilities (fair value)	-	(237)
B.4 Cash flow hedge financial derivatives	-	-
B.5 Currency assets and liabilities	-	-
Total charges from hedging activities	(352)	(398)
C. Fair value adjustments in hedge accounting	**3**	**(2)**

SECTION 6 – PROFITS (LOSSES) FROM DISPOSALS/REPURCHASES– CAPTION 100

6.1 Profits (losses) from disposals/repurchases: break-down ***(€/mil)***

Caption/Income component	Total 30/06/2006			Total 30/06/2005		
	Profit	Losses	Net income	Profit	Losses	Net income
Financial assets						
1 Due from banks	-	-	-	-	-	-
2 Loans to customers	16	-	16	11	-	11
3 Available-for-sale financial assets	250	-	250	45	-	45
3,1 debt securities	-		-	27	-	27
3,2 equities	250	-	250	1	-	1
3,3 OICR shares	-	-	-	17	-	17
3,4 financing	-	-	-	-	-	-
4 Financial assets held to maturity			-			-
Total Assets	**266**	**-**	**266**	**56**	**-**	**56**
Financial liabilities						
1 Due to banks	-	-	-	-	-	-
2 Due to customers	-	(1)	(1)	-	-	-
3 Securities issued	2	(2)		1	(8)	(7)
Total Liabilities	**2**	**(3)**	**(1)**	**1**	**(8)**	**(7)**

Profits on disposal of loans to customers as at 30 June 2006 include 6 million euro relative to penalties for early repayment of mortgages and 10 million euro generated by the disposal of the non-performing loan to HAWAII 125 O TRUST on the secondary market in June.
Profits on disposal of equities classified as available-for-sale financial assets as at the same date include income from the disposal of the following shareholdings:

- Santander Central Hispano to the subsidiary Sanpaolo Imi International, with a capital gain of 239 million euro;
- other lesser shareholdings, with capital gains of 11 million euro.

In the period of comparison, penalties for early repayment of mortgages totaled 3 million euro and were included among interest income. Profits on disposal of loans to customers under point 2 refer to the disposal of non-performing loans without recourse.

File No. 82-35020

SECTION 7 – NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES DESIGNATED AS AT FAIR
CAPTION 110

7.1 Profits (losses) on financial assets and liabilities designated as at fair value: break-down *(€/mil)*

Transaction/Income component	Capital gains	Profits on disposals	Capital losses	Losses on disposals	Net income
1 Financial assets	-	1	(34)	-	(33)
1,1 Debt securities	-	1	(34)	-	(33)
1,2 Equities	-	-	-	-	-
1,3 OICR shares	-	-	-	-	-
1,4 Financing	-	-	-	-	-
2 Financial liabilities	-	-	-	-	-
2,1 Securities issued	-	-	-	-	-
2,2 Due to banks	-	-	-	-	-
2,3 Due to customers	-	-	-	-	-
3 Other financial assets and liabilities: exchange differences	X	X	X	X	-
4 Derivative instruments					
4,1 Financial derivatives	30	-	-	-	30
- on debt securities and interest rates	30	-	-	-	30
- on equities and equity indices	-	-	-	-	-
- on currencies and gold	-	-	-	-	-
- other	-	-	-	-	-
4,2 Credit derivatives	-	-	-	-	-
Total derivatives	30	-	-	-	30
Total	30	1	(34)	-	(3)

Evaluations relating to financial derivatives on debt securities and interest rates relate to derivatives linked to the fair value option.

SECTION 8 – NET ADJUSTMENTS/WRITE-BACKS DUE TO IMPAIRMENT – CAPTION 130

8.1 Net adjustments to loans: break-down (€/mil)

Transaction/Income component	Adjustments			Write-backs				Total 30/06/2006	Total 30/06/2005
	Specific		In portfolio	Specific		In portfolio			
	Write-offs	Other		A	B	A	B		
A. Due from banks	-	-	-	-	-	-	6	6	(3)
B. Loans to customers	(1)	(111)	(73)	20	59 (a)	-	13	(93)	(116)
C. Total	(1)	(111)	(73)	20	59	-	19	**(87)**	**(119)**

(a) Include 8 million euro from collection of loans previously written off.

Key
A = Due to interests
B = Other write-backs

8.2 Net adjustments/write-backs to available-for-sale financial assets: break-down (€/mil)

Transaction/Income component	Adjustments		Write-backs		Total as at 30/06/2006	Total as at 30/06/2005
	Specific		Specific			
	Write-offs	Other	A	B		
A. Debt securities	-	-	-	-	-	-
B. Equities	-	-	-	-	-	(1)
C. OICR shares	-	-	X	X	-	-
D. Financing to banks	-	-	X	-	-	-
E. Financing to customers	-	-	-	-	-	-
F. Total	-	-	-	-	-	**(1)**

Key:
A = Due to interests
B = Other write-backs

There were no adjustments to financial assets held to maturity as at 30 June 2006 or 30 June 2005.

8.4 Net adjustments to other financial transactions: break-down (€/mil)

Transaction/Income component	Adjustments			Write-backs				Total 30/06/2006	Total 30/06/2005
	Specific		In portfolio	Specific		In portfolio			
	Write-offs	Other		A	B	A	B		
A. Guarantees granted	-	-	(1)	-	-	-	1	-	-
B. Credit derivatives	-	-	-	-	-	-	-	-	-
C. Commitments to grant finance	-	(17)	-	-	-	-	-	(17)	-
D. Other transactions	-	-	-	-	-	-	-	-	-
E. Total	-	(17)	(1)	-	-	-	1	**(17)**	-

Key
A = Due to interests
B = Other write-backs

File No. 82-35020

SECTION 9 – ADMINISTRATIVE COSTS – CAPTION 150

9.1 Personnel costs: break-down (€/mil)

	Type of costs/Value	Total 30/06/2006	Total 30/06/2005
1	**Employees**	**(727)**	**(680)**
	a) wages and salaries	(502)	(471)
	b) social security charges	(132)	(129)
	c) employee termination indemnities	(14)	(12)
	d) benefit plan expenses	-	-
	e) accruals to provision for termination indemnities	(20)	(23)
	f) accruals to pension funds and similar funds:	-	-
	- defined contribution	-	
	- defined benefit	(13)	(10)
	g) amounts paid to external complementary social security funds:	-	-
	- defined contribution	(17)	(17)
	- defined benefit	-	-
	h) costs arising on payment agreements based on own financial instruments	(12)	(5)
	i) other benefits in favor of employees	(17)	(13)
2	**Other personnel**	(1)	(1)
3	**Directors**	(2)	-
Total		**(730)**	**(681)**

Costs attributed to Directors as at 30 June 2005 were included under other administrative expenses.

9.2 Average number of employees by category:

	Total 30/06/2006	Total 30/06/2005
Employees		
a) Executives	412	369
b) Total managers	7,419	7,226
- of which: third and fourth level managers	2,547	2,532
c) Remaining employees	12,689	12,712
Other personnel	12	29
Total	**20,532**	**20,336**

9.3 Defined benefit company pension funds: total costs

As highlighted in Part B – Section 12.3 - Liabilities, in case of plans that spread risks between the various entities under joint control, the information refers to the plans taken on a collective basis. The table below shows overall charges incurred during the year, whereas the footnotes display the employee benefit plan cost shares carried by SANPAOLO IMI.

Costs recorded at statement of income (€/mil)

	30/06/2006		
	Termination Indemnities	INTERNAL PLANS (a)	EXTERNAL PLANS (b)
Current service costs	(10)	(1)	(11)
Financial costs of determining the present value of the defined benefit obligations	(10)	(3)	(36)
Expected profit from the fund's assets	-	3	32
Reimbursement from third parties	-	-	-
Recognized actuarial income	-	-	-
Recognized actuarial losses	-	-	-
Employee benefit plan costs related to past work performance (*)	-	-	-
Reduction of the Fund	-	-	-
Payment of the fund	-	-	-
Assets incurred in the year and not recognized	-	-	-

File No. 82-35020

(a) The share of the cost of the employee benefit plan carried by the Bank totaled 0.12 million euro pertaining to the Retirement Fund of the Cassa di Risparmio di Venezia and is balanced by "personnel costs".
(b) The share of the cost of the employee benefit plan carried by the Bank, including financial costs, totaled 13 million euro, almost all of which pertains to the Supplementary Retirement Fund for the Employees of the Istituto Bancario San Paolo di Torino and is balanced by "personnel costs".

9.4 Other benefits in favor of employees

The "Other benefits in favor of employees" caption includes:

- 13 million euro of contributions paid to the Cassa di Assistenza (relief funds) for SANPAOLO IMI employees;
- two million euro relating to changes due to the passing of time and to changes of the discount rate on staff leaving incentives funds allocated in previous years;
- three million euro of other minor benefits.

9.5 Other administrative costs: break-down (*) (€/mil)

	Total 30/06/2006	Total 30/06/2005
IT costs	**(91)**	**(96)**
Software maintenance and upgrades	(45)	(45)
Data transmission charges	(14)	(18)
Maintenance and charges relating to machinery and electronic equipment	(18)	(20)
Telephone	(14)	(13)
Property costs	**(117)**	**(105)**
Rental of premises	(54)	(50)
Security services	(8)	(7)
Cleaning of premises	(8)	(7)
Maintenance of property owned by the Bank	(9)	(10)
Maintenance of leasehold premises	(11)	(7)
Energy	(18)	(15)
Property costs	(9)	(9)
General expenses	**(68)**	**(69)**
Postal and telegraph charges	(20)	(18)
Office supplies	(7)	(7)
Transport and counting of valuables	(5)	(5)
Courier and transport services	(7)	(7)
Information and investigation	(24)	(23)
Other expenses	(5)	(9)
Professional and insurance fees	**(43)**	**(44)**
Professional fees	(36)	(36)
Legal and judiciary expenses	(2)	(3)
Insurance premiums banks and customers	(5)	(5)
Promotion, advertising and marketing expenses	**(40)**	**(31)**
Advertising and entertainment	(37)	(28)
Contributions and membership fees to trade unions and busines	(3)	(3)
Indirect personnel costs	**(35)**	**(32)**
Indirect personnel expenses	(35)	(32)
Services rendered by third parties	**(27)**	**(24)**
Charges for services provided by third parties	(27)	(24)
Total expenses	**(421)**	**(401)**
Indirect duties and taxes	**(12)**	**(10)**
Stamp duties	(4)	(1)
Tax on stock exchange contracts	-	-
Local property taxes	(5)	(4)
Substitute tax (Pres. Decree 60/173)	-	-
Other indirect duties and taxes	(3)	(5)
Total other administrative costs	**(433)**	**(411)**

(*) Net of recoverable expenses as per IAS/IFRS.

File No. 82-35020

SECTION 10 – NET PROVISIONS FOR RISKS AND CHARGES – CAPTION 160

10.1 Net provisions for risks and charges: break-down (€/mil)

	Total 30/06/2006	Total 30/06/2005
Net provisions for legal disputes	**(23)**	**(16)**
- net provisions for legal disputes	(22)	(16)
- net provisions for personnel legal disputes	(1)	-
Net provisions for sundry risks and charges	**(23)**	**(10)**
- provision for tax litigation	-	-
- renegotiation of mortgage loans	-	(1)
- Gest Line dispute	(20)	(10)
- premium operations	(1)	(1)
- other	(2)	2
Total	**(46)**	**(26)**

File No. 82-35020

SECTION 11 - NET ADJUSTMENTS/WRITE-BACKS TO TANGIBLE ASSETS - CAPTION 170

11.1 Net adjustments to tangible assets: break-down (€/mil)

Asset/Income component	Amortization	Impairment adjustments	Write-backs	Net income
A. Tangible assets				
A.1 Owned by the Bank	(76)	(7)	-	(83)
- for business use	(68)	(7)	-	(75)
- for investment	(8)	-	-	(8)
A.2 Leased	(5)	-	-	(5)
- for business use	(5)	-	-	(5)
- for investment	-	-	-	-
Total	**(81)**	**(7)**	-	**(88)**

File No. 82-35020

SECTION 12 - NET ADJUSTMENTS/WRITE-BACKS TO INTANGIBLE ASSETS - CAPTION 180

12.1 Net adjustments to intangible assets: break-down (€/mil)

Asset/Income component	Amortization	Adjustments due to impairment	Write-backs	Net income
A. Intangible assets				
A.1 Owned by the Bank	(57)	-	-	(57)
- generated internally	(44)	-	-	(44)
- other	(13)	-	-	(13)
A.2 Leased	-	-	-	-
Total	(57)	-	-	(57)

File No. 82-35020

SECTION 13 - OTHER OPERATING INCOME (EXPENSES) – CAPTION 190

13.1 Other operating expenses: break-down (€/mil)

Income component/Value	Total 30/06/2006	Total 30/06/2005
Other non-recurring expenses	(8)	(8)
Other expenses	(1)	(2)
Total	**(9)**	**(10)**

13.2 Other operating income: break-down (€/mil)

Income component/Value	Total 30/06/2006	Total 30/06/2005
Cost recoveries	5	4
Reimbursements for services to Group companies	208	199
Rent and other income from property	3	2
Other non-recurring income	7	12
Other income	5	7
Total	**228**	**224**

Services to banking networks and other Group Companies generating the income shown in the table, are governed by outsourcing contracts.

File No. 82-35020

SECTION 14 – PROFITS (LOSSES) ON SHAREHOLDINGS IN ASSOCIATES AND COMPANIES SUBJECT TO JOINT CONTROL – CAPTION 210

14.1 Profits (losses) on equity shareholdings: break-down (€/mil)

		Income component/Value	Total 30/06/2006	Total 30/06/2005
A.	Income		-	1
	1	Revaluations	-	-
	2	Profit on disposal	-	1
	3	Write-backs	-	-
	4	Other positive changes	-	-
B.	Charges		(1)	-
	1	Write-downs	-	-
	2	Adjustments due to impairment	-	-
	3	Losses on disposal	(1)	-
	4	Other negative changes	-	-
Net income			(1)	1

File No. 82-35020

SECTION 15 – NET FAIR VALUE ADJUSTMENT TO TANGIBLE AND INTANGIBLE ASSETS – CAPTION 220

The Bank does not carry out an evaluation at fair value of tangible and intangible assets.

File No. 82-35020

SECTION 16 – IMPAIRMENT OF GOODWILL – CAPTION 230

During the first half of 2006, the Bank did not carry out impairment of goodwill following the impairment test.

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SECTION 17 – PROFITS (LOSSES) FROM DISPOSALS OF INVESTMENTS – CAPTION 240

17.1 Profits (losses) from disposals of investments: break-down (€/mil)

Income component/Value	Total 30/06/2006	Total 30/06/2005
A. Property	-	6
- Profit on disposal	-	6
- Losses on disposal	-	-
B. Other assets	4	3
- Profit on disposal	4	3
- Losses on disposal	-	-
Net income	4	9

Profits from disposals of investments as at 30 June 2006 refer to the sale of three branches of the incorporated company Banca Popolare dell'Adriatico to Cassa dei Risparmi di Bologna as part of a plan for geographical reorganization of the distribution network.

File No. 82-35020

SECTION 18 – INCOME TAXES FOR THE PERIOD – CAPTION 260

18.1 Income taxes for the period: break-down (€/mil)

	Component/Value	Total 30/06/2006	Total 30/06/2005
1	Current taxes (-)	(276)	-
2	Changes in current taxes of previous periods (+/-)	-	-
3	Decrease in current taxes of the period (+)	-	24
4	Changes in deferred tax assets (+/-)	40	(196)
5	Changes in deferred taxes (+/-)	(9)	-
6	Taxes for the year (-) (-1+/-2+3+/-4+/-5)	**(245)**	**(172)**

SECTION 19 – PROFITS (LOSSES) FROM DISCONTINUED OPERATIONS AFTER TAXES – CAPTION 280

No profits or losses from discontinued operations were realized during the first half of 2006.

File No. 82-35020

SECTION 20 – OTHER INFORMATION

Further information on the Bank's results for the first half of 2006, including in relation to the various business sectors in which it operates, can be found in the Report on Operations.

SECTION 21 – PROFIT PER SHARE

For information on the break-down of the Bank's share capital and on the changes during the year, please refer to Section 14 *Parent Bank net shareholders' equity* of Part B - Liabilities - of these Explanatory Notes to the Parent Bank Financial Statements.

A total of 3,705,000 ordinary shares were added during the first half of the year subsequent to the exercise of stock options assigned to group management by the 2001 and 2002 stock option plans. An additional 1,650,000 shares were assigned to the former Chairman and Managing Directors by the 2001-2003 stock option plan.
For a break-down of stock option plans and further information about changes, the reader is referred to Part I - *Payment agreements based on own financial instruments.*

With reference to the calculation of the profit per share, the weighted average of the ordinary shares is increased by the weighted average of the preference shares. This decision is justified by the net result for the period which ensured an identical flow of remuneration both to ordinary and to preference shareholders.

Net of own shares held by the Parent Bank, the weighted average of the ordinary and preference shares included in the calculation of the base profit per share was 1,869,652,150 shares.

For the purposes of calculating the diluted *gain per share*, the shares that could be issued following the conversion to shares of all the "ordinary shares with potential dilution effect" supporting the stock option plan in place at 30 June 2006 were added to the number of computable shares. Their contribution is 516,931 shares.

Below are the principal elements used as numerator and denominator to compute the base profit and diluted profit per share.

The impact of dilution, attributable exclusively to the increase in ordinary shares consequent to the potential exercise of the residual stock option rights, is negligible.

	First half 2006
Calculation of basis profit per share	
Net profit (€/mil)	1,799
of which:	
attributable to ordinary shareholders (€/mil)	*1,526*
attributable to preferred shareholders (€/mil)	*273*
Weighted average number of shares	1,869,652,150
Basis profit per share (€/mil)	**0,96**
Calculation of diluted profit per share	
Contribution of potential ordinary shares arising from the stock option plans	516,931
Weighted average number of shares	1,870,169,081
Diluted profit per share (€/mil)	**0,96**

File No. 82-35020

PART D – SEGMENT REPORTING

For primary and secondary segment reporting, the reader is referred to the Notes to the consolidated half year financial statements, Part D of the 2006 Half Year Report.

File No. 82-35020

PART E – INFORMATION ON RISKS AND RISK HEDGING POLICIES

SECTION 1 – CREDIT RISK

QUALITATIVE INFORMATION

Credit Risk Management Policies

Organization

SANPAOLO IMI has established lines of conduct to be followed throughout the Group when taking on credit risk. The Parent Bank and the subsidiaries are assigned approval limits defined in terms of total Group exposure to the counterpart and also differentiated according to the counterpart's internal rating. Any transaction exceeding the prescribed limits must be submitted to the approval/opinion of the appropriate Bodies of the Parent Bank, consisting of (according to the level of exposure) the Credit Department, the Group Credit Committee (composed of the Managing Director and the heads of the responsible structures), the Executive Committee and the Board of Directors.

The Credit Department, which is independent from the business segments, is responsible for defining and updating the credit procedures and processes at Group level. With regard to the acceptance phase, it ensures the investigation and approval/opinion phase of transactions that exceed the abovementioned approval limits. The Credit Department is also responsible for controlling and preventing the impairment in credit quality, and setting policies for the management and control of doubtful loans.

The Risk Management Department is responsible, at Group level, for defining and updating the credit risk measurement methods, with the objective of guaranteeing their alignment with best practice, as well as for analyzing the risk profile and preparing summary reports for SANPAOLO IMI's top management on the changes in the Group's asset quality.

The control structures operating within the individual Companies (and, consequently, that of SANPAOLO IMI) are responsible for measuring and monitoring the portion of the loan book assigned to them.

Management, measurement and control systems

SANPAOLO IMI has developed a set of instruments to ensure analytical control over the quality of the loans to customers and financial institutions, and loans subject to country risk.

With regard to loans to customers, grading models have been developed, differentiated according to the economic sector and size of the counterpart (Corporate, Italian Public Entities, Small Business, Mortgage). These models make it possible to summarize the credit quality of the counterparty in a measurement, the rating, which reflects the probability of default over a period of one year, adjusted on the basis of the average level of the economic cycle. Statistical calibrations have rendered these rating fully consistent with those awarded by rating agencies, forming a single scale of reference. The periodic backtesting analyses carried out to date, comparing the insolvency forecasts with the effective defaults, confirm the validity of the models used.

In 2005, the rating, which was previously used in the loan approval process with regard to counterparties submitted to the Group Credit Committee, was introduced as an essential element of the process also for loans granted by the branch network. Together with the assessment of the credit mitigating factors (typically guarantees, facility types and covenants), the rating contributes to defining the credit risk strategy, represented by the set of commercial policies and management behavior (frequency of reviews of lines of credit and recovery actions). The attribution of the rating is generally assigned to the branches, except for several types of counterparties (mainly large groups and complex conglomerates, non-banking financial institutions, insurance companies and cash flow financing), which, as they require expert assessments, are assigned to a specialist unit in the head office.

The new credit process, created in compliance with the organizational requirements of Basel 2, operates through the Group for the Corporate, Public Entities, Small Business and Mortgage segments. Activities are currently under way for extending this process to other products for Retail customers (the consumer credit component, where scoring models are used).

With regard to banking and finance counterparties, a system has been established to classify the financial institutions in a scale consistent with those used by rating agencies. The risk class forms the basic information which, in addition to the type and duration of the transaction, and by any guarantees present, makes it possible to determine the credit limits with each counterparty.

Lastly, as regards country risk, the rating is assigned on the basis of a model that takes into consideration the judgment of specialized institutions and agencies, market information and internal assessments.

The ratings are not just a direct instrument to monitor and control credit risk, but are also a primary element for management control of credit risk, through the credit risk portfolio model, which summarizes the information on asset quality in terms of risk indicators, including expected losses and capital at risk.
The expected loss is the product of exposure to default, probability of default (derived from the rating) and loss given default. The latter is measured with reference to an economic rather than accounting concept of loss including internal and external legal costs and prudently calculated on the discounted value of post-default recoveries of non-performing or problem loans.

The "expected" loss represents the average of the loss distribution, whereas the capital at risk is defined as the maximum "unexpected" loss that the Bank may incur with a confidence level of 99.96&, corresponding to the level of risk implied by the rating of Sanpaolo Imi senior debt assigned by the ratings agencies (AA- from Standard & Poor's and Fitch, Aa3 from Moody's).

Credit Risk Mitigation Techniques

The techniques for the mitigation of credit risk are the elements that contribute to reducing the loss given default. They include guarantees, facility types and covenants.

The evaluation of the mitigating factors is performed through a procedure that assigns a loss given default to each individual loan, assuming the highest values in the case of ordinary unsecured financing and decreasing in accordance with the strength given to any mitigating factors present.
The "very strong" and "strong" mitigating factors include pledges on financial assets and residential mortgages. Other mitigating guarantees include non-residential mortgages and personal guarantees issued by unrated parties, provided they have sufficient personal assets. The strength of the personal guarantee issued by rated parties (typically banks, Credit Guarantee Consortia and corporations, in general belonging to the same counterparty group) is assessed on the basis of the guarantor's credit quality through mechanisms based on "PD substitution".
The loss given default values are subsequently aggregated at customer level in order to provide a summary evaluation of the strength of the mitigating factors.

Within the credit acceptance and management process, as mentioned above, the strength of the mitigating factors is significant in the definition of the credit strategy, in particular with reference to the counterparties classified by the rating system as non investment grade.
In addition, certain types of transactions, typically medium-long term, require collateral or covenants for their finalization regardless of the credit strategy defined.

Impaired financial assets

This item describes the technical-organizational and methodological procedures used in the management and control of impaired financial assets. This information includes the methods of classification of the assets by counterparty quality, the factors that allow transition from impaired exposures to performing exposures, the analysis of the exposure by length of past due status, and the procedures for the assessment of the adequacy of write-downs and provisions.

****

Details of the classification of the impaired assets are provided in Part A – Accounting policies. The monitoring of the correct application of the classification rules, using dedicated tools and procedures, is delegated to a central structure responsible for credit control.

With reference to loans past due by more than 180 days, restructured loans and watch list loans, the structures responsible for their management are identified, on the basis of pre-determined thresholds of increasing significance, within the operational areas, in decentralized organizational units that carry out specialist activities and in a dedicated central structure that is responsible for the entire management and coordination of these matters.

The management of non performing positions is centralized within specialized functions of the head office which, in carrying out relevant recovery actions, rely on personnel located throughout the branch network. Within these actions, in order to identify the strategies that may be implemented for each individual position, out of court and judicial solutions are examined, in terms of cost-benefit analyses, taking into account the financial impact of the estimated recovery times.

The loss in value of impaired assets is calculated on the basis of the criteria detailed in part A – Accounting policies. The valuation is reviewed whenever significant events come to light that may alter the recovery prospects. In order for adjustments to be made in a timely manner for these events, the information relating to the debtor is periodically monitored and the progress of out of court settlements and the various phases of legal proceedings are continually verified.
The return of impaired exposures to performing status, governed by specific internal regulations, may only take place on the proposal of the abovementioned structures responsible for their management, upon ascertainment that the critical conditions or state of default no longer exist and subject to the binding opinion, where envisaged, of the structure responsible for credit control.

The overall doubtful loans portfolio is continually monitored through a predetermined control system and periodic managerial reporting.

File No. 82-35020

QUANTITATIVE INFORMATION

A. CREDIT QUALITY

A1. PERFORMING AND IMPAIRED LOANS: AMOUNTS, ADJUSTMENT, CHANGES, BREAK-DOWN BY TYPE AND GEOGRAPHICAL AREA

A.1.1 Financial assets analyzed by portfolio and credit quality (book value) *(€/mil)*

Portfolio/Quantity	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country Risk	Other assets	Total as at 30/06/2006
1 Financial assets held for trading	-	-	-	-	-	4,424	4,424
2 Available-for-sale financial assets	-	-	-	-	-	1,800	1,800
3 Financial assets held to maturity	-	-	-	-	-	2,192	2,192
4 Due from banks	-	-	-	-	19	47,929	47,948
5 Loans to customers	277	367	21	310	10	74,503	75,488
6 Financial assets designated as at fair value	-	-	-	-	-	898	898
7 Non-current assets and discontinued operations	-	-	-	-	-	-	-
8 Hedging derivatives	-	-	-	-	-	628	628
Total as at 30/06/2006	277	367	21	310	29	132,374	133,378
Total as at 31/12/2005	333	387	26	363	62	122,289	123,460

A.1.2 Financial assets analyzed by portfolio and credit quality (gross and net values) *(€/mil)*

Portfolio/Quality	Impaired assets				Other assets			Total (net loans)
	Gross loans	Specific adjustments	Portfolio adjustments	Net loans	Gross loans	Portfolio adjustments	Net loans	
1 Financial assets held for trading	-	-	-	-	4,424	-	4,424	4,424
2 Available-for-sale financial assets	-	-	-	-	1,800	-	1,800	1,800
3 Financial assets held to maturity	-	-	-	-	2,192	-	2,192	2,192
4 Due from banks	2	2	-	-	47,949	1	47,948	47,948
5 Loans to customers	2,508	1,477	56	975	75,015	502	74,513	75,488
6 Financial assets designated as at fair value	-	-	-	-	898	-	898	898
7 Non-current assets and discontinued operations	-	-	-	-	-	-	-	-
8 Hedging derivatives	-	-	-	-	628	-	628	628
Total as at 30/06/2006	**2,510**	**1,479**	**56**	**975**	**132,906**	**503**	**132,403**	**133,378**
Total as at 31/12/2005	**2,771**	**1,589**	**73**	**1,109**	**122,810**	**459**	**122,351**	**123,460**

A.1.3 Cash and off-balance sheet loans due from banks: gross and net values *(€/mil)*

Type of loan/Value	Gross loans	Specific value adjustments	Portfolio value adjustments	Net loans
A. CASH LOANS				
a) Non-performing loans	1	1	-	-
b) Problem loans	1	1	-	-
c) Restructured loans	-	-	-	-
d) Expired loans	-	-	-	-
e) Country Risk	20	-	1	19
f) Other assets	52,040	-	-	52,040
Total A	**52,062**	**2**	**1**	**52,059**
B. OFF-BALANCE SHEET LOANS				
a) Impaired	-	-	-	-
b) Other	11,048	-	1	11,047
Total B	**11,048**	**-**	**1**	**11,047**

File No. 82-35020

Impaired cash loans comprise unsecured loans subject to the "Country Risk", amounting to 0.1 million euro totally written down. Off-balance sheet loans comprise guarantees issued and commitments.

A.1.4 Cash due from banks: changes in impaired loans subject to "country risk" - gross (€/mil)

	Type/Category	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country Risk
A.	***Opening gross loans***	1	1	-	-	54
	- of which: loans sold and not cancelled	-	-	-	-	-
B.	***Increases***	-	-	-	-	14
B.1	inflows from performing loans	-	-	-	-	-
B.2	transfer from other categories of impaired loans	-	-	-	-	-
B.3	other increases	-	-	-	-	14
C.	***Decreases***	-	-	-	-	48
C.1	outflows to performing loans	-	-	-	-	-
C.2	cancellations	-	-	-	-	-
C.3	collections	-	-	-	-	-
C.4	arising from sales	-	-	-	-	-
C.5	transfer to other categories of impaired loans	-	-	-	-	-
C.6	other decreases	-	-	-	-	48
D.	***Closing gross loans***	1	1	-	-	20
	- of which: loans sold and not cancelled	-	-	-	-	-

A.1.5 Cash due from banks: changes in total value adjustments (€/mil)

	Type/Category	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country Risk
A.	***Total opening adjustments***	1	1	-	-	8
	- of which: loans sold and not cancelled	-	-	-	-	-
B.	***Increases***	-	-	-	-	-
B.1	adjustments	-	-	-	-	-
B.2	transfer from other categories of impaired loans	-	-	-	-	-
B.3	other increases	-	-	-	-	-
C.	***Decreases***	-	-	-	-	7
C.1	writebacks from valuations	-	-	-	-	6
C.2	write-backs due to collection	-	-	-	-	-
C.3	cancellations	-	-	-	-	-
C.4	transfer to other categories of impaired loans	-	-	-	-	-
C.5	other decreases	-	-	-	-	1
D.	***Total closing adjustments***	1	1	-	-	1
	- of which: loans sold and not cancelled	-	-	-	-	-

File No. 82-35020

Due from banks in countries at risk:

(€/mil)

Country	Gross loans		
	Total	of which: not secured	
		book value	weighed value
Iran	68	13	4
Panama	3	3	3
Costa Rica	3	2	1
Other	2	2	1
Total gross loan	**76**	**20**	**9**
Total adjustments	1	1	-
Net loans as at 30.06.2006	**75**	**19**	-

A.1.6 Cash and off-balance sheet loans to customers: gross and net values (€/mil)

Type of loan/Value	Gross loans	Specific value adjustments	Portfolio value adjustments	Net loans
A. CASH LOANS				
a) non-performing loans	1,610	1,333	-	277
b) problem loans	498	131	-	367
c) Restructured loans	34	13	-	21
d) Expired loans	366	-	56	310
e) Country Risk	17	-	7	10
f) Other assets	80,829	-	495	80,334
Total A	**83,354**	**1,477**	**558**	**81,319**
B. OFF-BALANCE SHEET LOANS				
a) Impaired	72	-	21	51
b) Other	36,410	-	44	36,366
Total B	**36,482**	-	**65**	**36,417**

Impaired cash loans comprise unsecured loans subject to the "Country Risk", amounting to 1.2 million euro almost totally written down.

Off-balance sheet loans comprise guarantees issued and commitments.

File No. 82-35020

A.1.7 Cash loans to customers: changes in impaired loans subject to "country risk" - gross ***(€/mil)***

	Type/Category	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country Risk
A.	***Opening gross loans***	1,776	526	36	431	24
	- of which: loans sold and not cancelled	-	-	-	-	-
B.	***Increases***	212	259	17	681	-
B.1	inflows from performing loans	21	101	-	429	-
B.2	transfer from other categories of impaired loans	76	60	10	9	-
B.3	other increases (a)	115	98	7	243	-
C.	***Decreases***	378	287	19	745	7
C.1	outflows to performing loans	2	25	-	340	
C.2	cancellations	45	3	-	1	-
C.3	collections	116	102	10	316	-
C.4	arising from sales	-	-	-	-	-
C.5	transfer to other categories of impaired loans	5	86	6	58	-
C.6	other decreases	210	71	3	30	7
D.	***Closing gross loans***	1,610	498	34	367	17
	- of which: loans sold and not cancelled	-	-	-	-	-

A.1.8 Cash loans to customers: changes in total value adjustments ***(€/mil)***

	Type/Category	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country Risk
A.	**Total opening adjustments**	1,443	139	10	68	8
	- of which: loans sold and not cancelled	-	-	-	-	-
B.	**Increases**	153	64	6	3	-
B.1	adjustments (a)	77	50	5	1	-
B.2	transfer from other categories of impaired loans	26	4	1	1	-
B.3	other increases	50	10	-	1	-
C.	**Decreases**	263	72	3	15	1
C.1	write-backs from valuations	12	11	1	10	1
C.2	write-backs due to collection	38	9	-	-	-
C.3	cancellations	45	3	-	1	-
C.4	transfer to other categories of impaired loans	4	27	-	-	-
C.5	other decreases	164	22	2	4	-
D.	**Total closing adjustments**	1,333	131	13	56	7
	- of which: loans sold and not cancelled	-	-	-	-	-

(a) The caption comprises an overall 23 million euro interest in arrears.

File No. 82-35020

Hedging ratio of loans to customers

Categories	30/06/2006 (%)	31/12/2005 (%)
Non-performing loans	82.82	81.25
Problem and restructured loans	26.97	26.51
Loans due/overdue by more than 180 days	15.43	15.78
Unsecured loans exposed to country risk	38.98	33.33
Performing loans (a)	0.73	0.73

(a) Total performing loans do not include loans to Group companies, equal to 6.943 million euro as at 30 June 2006 and to 5.932 million euro as at 31 December 2005.

Loans to customers in countries at risk:

(€/mil)

Country	**Gross loans**		
	Total	***of which: not secured***	
		book value	***weighed value***
Azerbaijan	45	14	14
Argentina	23	3	3
Dominican Republic	9	-	-
Other	1	-	-
Total gross loan	**78**	**17**	**17**
Total adjustments	7	7	-
Net loans as at 30.06.2006	**71**	**10**	-

File No. 82-35020

A.2 BREAK-DOWN OF LOANS BASED ON EXTERNAL AND INTERNAL RATINGS

External ratings are present on 17% of the loans to customers and on 59% of the loans to banks. Since they refer to counterparties belonging to the public and banking sectors and to corporate customers of high standing, these ratings are concentrated on the highest classes, as shown in chart 1.

Chart 1: break-down of on and off balance sheet loans by external rating class


70%
60%
50%
40%
30%
20%
10%
0%
customers
banks
AAA /AA-
A+/A-
BBB+/BBB-
BB+/BB-
B+/B-
Less than B-

Internal ratings, attributed also to counterparties with external ratings commented on above, cover loans to banks almost completely and loans to customers (over 95%). This coverage is almost total for the Corporate, Small Business and Mortgage sectors, which as described above have been affected by the introduction of the new processes conforming to Basel 2. Counterparties without rating are concentrated in the personal financing and consumer credit sectors, where the review of the models and processes are still underway. For the purposes of calculating the risk indicators, unrated counterparties are assigned an estimated rating on the basis of the average probabilities of default.

As regards the breakdown of loans by class of internal rating, given in chart 2, these are classified almost completely in the investment grade area (up to BBB-) as far as banks are concerned. Loans to customers, however, are 78% in the investment grade area, 17% in the intermediate classes (BB) and 5% in the riskiest classes, where the highest risk levels (less than B-) they are almost absent.

Chart 2: break-down of on and off balance sheet loans by internal rating class


60%
50%
40%
30%
20%
10%
0%
customers
banks
AAA /AA-
A+/A-
BBB+/BBB-
BB+/BB-
B+/B-
Less than B-

File No. 82-35020

A.3 BREAK-DOWN OF GUARANTEED LOANS BY TYPE OF GUARANTEE

Secured loans to customers (€/mil)

	30/06/2006	31/12/2005
a) Mortgages	22,830	19,247
b) Pledged assets:		
1. cash deposits	1,305	1,458
2. securities	4,697	2,529
3. other instruments	245	316
c) Guarantees given by:		
1. Governments	1,010	1,102
2 Other public entities	11	18
3 Banks	631	416
4. Other operators	9,282	9,086
Total	**40,011**	**34,172**

Loans to customers secured by banks comprise, for an amount of 144 million euro, positions for which the Bank is a protection buyer against default risks using derivative contracts on loans.

The total effect of "secured loans to customers" and of loans directly granted to a State and to other public entities on total loans to customers equals 56%.

Secured loans due from banks (€/mil)

	30/06/2006	31/12/05
a) Mortgages	-	-
b) Pledged assets:		
1. cash deposits	-	-
2. securities	8,642	8,647
3. other instruments	-	-
c) Guarantees given by:		
1. Governments	-	-
2 Other public entities	45	51
3 Banks	-	13
4. Other operators	2	2
Total	**8,689**	**8,713**

File No. 82-35020

B. DISTRIBUTION AND CONCENTRATION OF LOANS

	30/06/2006 (€/mil)	(%)	31/12/2005 (€/mil)	(%)
Financing to households	16,457	21.8	15,581	23,2
Financing to family businesses and non-financial companies	39,930	52.9	37,398	55,6
Financing to financial companies	16,027	21.2	13,192	19,6
Financing to governments and public entities	1,937	2.6	731	1,1
Financing to others	182	0.2	134	0,2
Financing to customers	**74,533**	**98.7**	**67,036**	**99,7**
Debt securities	**955**	**1.3**	**195**	**0,3**
Loans to customers	**75,488**	**100.0**	**67,231**	**100,0**

Distribution of loans to non-financial companies ***(€/mil)***

	30/06/2006	31/12/2005
a) Other services relating to sales	7,246	7,072
b) Commercial, recovery and repair services	4,715	4,908
c) Public works	3,401	3,405
d) Communication services	1,956	2,013
e) Energy products	1,924	1,977
f) Other sectors	20,688	18,023
Total	**39,930**	**37,398**

Large risks - pursuant to legislation in force, "large risks" are those positions exceeding as a whole 10% of the regulatory capital ***(€/mil)***

Asset/Value		Total 30/06/2006	Total 31/12/2005
A.1	Amount	6.408	6.441
A.2	Number	3	3

File No. 82-35020

C. SECURITIZATION AND SALE OF ASSET TRANSACTIONS

C.1 SECURITIZATION TRANSACTIONS

QUALITATIVE INFORMATION

The Bank did not carry out securitization transactions pursuant to Italian Law 133/99, it held no shares in vehicle companies and it did not carry out servicer or arranger activities in such transactions.

QUANTITATIVE INFORMATION

C.1.1 Loans arising from securitization transactions divided by quality of the underlying asset (€/mil)

Underlying asset quality/Loans	Cash loans						Guarantees granted						Credit lines					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans
A. With own underlying assets																		
a) Impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
b) Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B. With third party underlying assets																		
a) Impaired	10	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
b) Other	320	238	-	-	3	-	-	-	-	-	-	-	-	-	-	-	-	-

C.1.3 Loans arising from main "third party" securitization transactions divided by type of securitization and of loan (€/mil)

Type of securitized assets/Loans	Cash loans						Guarantees granted						Credit lines					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Book value	Adjustments/write-backs	Book value	Adjustments/write-backs	Book value	Adjustments/write-backs	Net loans	Adjustments/write-backs	Net loans	Adjustments/write-backs	Net loans	Adjustments/write-backs	Net loans	Adjustments/write-backs	Net loans	Adjustments/write-backs	Net loans	Adjustments/write-backs
A.1 Securities	109	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 Public real estate assets	18	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.3 Social contributions	103	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.5 Consumer credit	8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.6 Film rights	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Grand total	239	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

File No. 82-35020

C.1.4 Loans to securitizations divided by portfolio and by type *(€/mil)*

	Loans/portfolio	Financial assets held for trading	Financial assets - fair value option	Available-for-sale financial assets	Financial assets held to maturity	Loans	Total 30/06/2006	Total 31/12/2005
1	Cash loans	129	1	-	-	109	239	245
	- Senior	129	1	-	-	109	239	245
	- Mezzanine	-	-	-	-	-	-	-
	- Junior	-	-	-	-	-	-	-
2	Off-balance sheet loans	-	-	-	-	-	-	-
	- Senior	-	-	-	-	-	-	-
	- Mezzanine	-	-	-	-	-	-	-
	- Junior	-	-	-	-	-	-	-

The total amount of assets underlying "junior" securities booked in the financial statements at a net value of 0.1 million euro amounts to six million euro.

Pursuant to Bank of Italy provisions, as at 30 June 2006, as summarized in the table, the Bank's portfolio comprised the following securities deriving from securitization transactions, that is from securities or loan packaging transactions (ABS - *Asset Backed Securities*, MBS - *Mortgage Backed Securities* and CDO - *Collateralized Debt Obligations*).

Financial assets held for trading

- Securities representing securitizations carried out by the Italian State on receivables of the Istituto Nazionale Previdenza Sociale and the Istituto Nazionale Previdenza Dipendenti Pubblica Amministrazione. "Senior" securities, are booked in the financial statements at the book value of 103 million euro, adjusted according to market valuations.
- Securities representing securitizations carried out by the Italian State on receivables from the disposal of public property. "Senior" securities, are booked in the financial statements at the book value of 18 million euro, adjusted according to market valuations.
- Securities representing securitizations carried out on consumer credits of Findomestic S.p.A.. "Senior" securities, are booked in the financial statements at the book value of eight million euro, adjusted according to market valuations.
- Securities representing securitizations on receivables arising from the commercial exploitation of film rights of the Cecchi Gori Group. Such "senior" securities, are written down in previous years for a total of three million euro, and are booked in the financial statements at the value 0.1 million euro, and adjusted according to market valuations.

Financial assets - fair value option

- Securities representing securitizations on portfolios of performing "emerging markets and high yield bonds and loans" (CDO). Such "junior" securities, have a book value of 0.1 million euro after total write downs amounting to four million euro, mainly posted in previous years. The relevant underlying securitized assets equal six million euro.
- Securities representing securitizations on receivables arising from the commercial exploitation of film rights of the Cecchi Gori Group. Such "senior" securities, are written down in previous years for a total of eight million euro, and are booked in the financial statements at the value 0.4 million euro, and adjusted according to market valuations.

Loans

- Securities representing securitizations on issues made up of securities of French banks. "Senior" securities, are booked in the financial statements at the book value of 109 million euro, adjusted according to market valuations.

File No. 82-35020

C.2 DISPOSAL TRANSACTIONS

C2.1 Financial assets sold and not cancelled

Technical type/Portfolio	Financial assets held for trading			Financial assets designated as at fair value			Available-for-sale financial assets			Financial assets held to maturity			Due from banks			Loans to customers			Total
	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	30/06/2006
A. Cash assets	1,437	-	-	346	-	-	96	-	-	1,589	-	-	1,478	-	-	-	-	-	4,946
1 Debt securities	1,437	-	-	346	-	-	96	-	-	1,589	-	-	1,478	-	-	-	-	-	4,946
2 Equities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
3 OICR	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4 Financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
5 Impaired assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B. Derivative instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total as at 30/06/2006	1,437	-	-	346	-	-	96	-	-	1,589	-	-	1,478	-	-	-	-	-	4,946

Key:
A = fully recorded financial assets sold (book value)
B = partially recorded financial assets sold (book value)
B = partially recorded financial assets sold (full value)

Financial assets sold and not cancelled are entirely represented by debt securities sold through reverse repurchase agreements.

Financial liabilities for assets disposed of and not written off the financial statements refer to reverse repurchase agreements for 6,395 million euro to customers and for 5,834 million euro to banks, representing repurchase agreements against own financial assets or repurchase agreements.

File No. 82-35020

D. MODELS FOR MEASURING CREDIT RISK

The synthetic risk indicators show a slight improvement in the credit quality of the portfolio over the last 12 months (on a homogeneous basis): more specifically, the expected loss on loans to customers at the end of the half year, equal to 0.30% of loans, decreased by 3 basis points compared to 30 June 2005. Economic capital amounted to 3.6% of loans, a decrease of 0.2% compared to half year 2005.

SECTION 2 - MARKET RISKS

Organization

The main body responsible for the management and control of market risks is the Board of Directors, which defines the guidelines and strategic issues concerning market risks, allocates capital on the basis of the expected risk/return profile and approves the risk limits.
The Group Financial and Market Risk Committee ("CRFMG") is responsible for defining risk measurement criteria and methodologies, the risk limit framework and verifying the risk profile. The CRFMG consists of the General Manager, the heads of the Group units responsible for risk-assumption, and the Risk Management Department.
The Finance Department of SANPAOLO IMI, which includes the Treasury Department, carries out the treasury activities and the financial risk management of the national banking networks centrally. Trading activities within the Group are especially concentrated in that they are mainly carried out by the Group's investment bank, Banca IMI.
The Risk Management of SANPAOLO IMI is responsible for developing risk monitoring methodologies and proposals regarding the system of risk limits for the Bank and the Group, as well as measuring risks for the Bank and the Group's banking subsidiaries (Sanpaolo Banco di Napoli, Sanpaolo Banca dell'Adriatico, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia, Friulcassa and Sanpaolo Banca dell'Adriatico) on the basis of a specific outsourcing contract.
The Bank's and Group's financial risk profile and the appropriate action undertaken to amend it are examined, at least monthly, by the CRFMG.

Market risk of non-trading portfolios

General issues and market risk management of non-trading portfolios

Financial risk generated by the banking portfolio pertains to the exposure of SANPAOLO IMI due to it is lending activities (retail and corporate banking). Interest rate risk is managed by SANPAOLO IMI in order to maximize profitability, consistently with the stability of P&L results over a long-term basis. For this purpose, position-taking consistently reflects the strategic views set by the CRFMG. Risk exposures are primarily managed both by monitoring the mix of financial assets and liabilities deriving from retail activities and by liquidity management, primarily through the use of hedging derivatives. Short-term risk exposures (less than 18 months) are also managed by cash instruments (interbank deposits), with direct access to the interbank market. Other cash instruments (mainly bonds) are employed on a less frequent basis to manage long term risk exposures (greater than 18 months). As to the foreign-exchange risk, spot and forward transactions are carried out by Parent Bank's Treasury Department with the task of ensuring uniform pricing standards throughout the Bank and the Group and managing risk position originated by the brokerage activity of foreign currencies traded by customers. The non-trading portfolio comprises the exposure to market risks arising from equity shareholdings directly held by SANPAOLO IMI in companies listed and not consolidated on a line by line basis or under the equity method.

Measurement techniques for non-trading portfolios

The following methods are used to measure market risks of non-trading portfolios:

- *Value at Risk (VaR);*
- *Sensitivity analysis.*

The Value at Risk corresponds to the maximum potential loss in the portfolio's market value that could be recorded over a ten day holding period with a statistical confidence interval of 99%, on the basis of volatility and past correlations (in the last 250 working days) of the single risk factors. For each currency, these factors comprise the short and long-term interest rates, exchange rates and share prices. The VaR is used, other than for the daily monitoring of risk arising from equity investments, also to represent the Bank's overall exposure to various risk factors, thereby taking into account diversification benefits. VaR models have certain limitations; they are more reliable during normal market conditions, and historical data may fail to predict the future. VaR results cannot guarantee that possible future losses will not exceed the statistical estimate.
As a result, to manage and measure the market risk of the non-trading portfolio, the SANPAOLO IMI also relies on other tools, such as Shift Sensitivity Analysis.
Shift sensitivity analysis quantifies the change in value of a financial portfolio resulting from adverse movements in the risk factors (interest rate, exchange rate, equity and volatility). As regards interest rate risk, adverse movement is defined as a parallel and uniform shift of 100 basis points of the interest rate curve. The measurements include the risk originated by customer demand loans and deposits, whose features of stability and partial and delayed reactions to interest rate fluctuations have been studied by analyzing a large collection of historical data, obtaining a maturity representation model through equivalent deposits. For demand loans, the

average duration is very short (approximately 1 month), whereas the estimated average duration for demand deposits is greater (approximately 12 months), depending on the stability features of deposits from households.
The net interest income sensitivity is also measured, which quantifies the impact on net interest income of a parallel and instantaneous shock in the interest rate curve of ±25 basis points, over a timescale of twelve months. This measure shows the effect of the changes in interest rates on the portfolio being measured, excluding assumptions regarding future changes in the mix of assets and liabilities and therefore cannot be considered a predictor of future level of net interest income.

Fair value hedge and cashflow hedge

The fair value are aimed at protecting deposits and loans from variations in the fair value due to movements in market interest rates. The types of derivatives primarily used are plain vanilla interest rate swaps (IRS), overnight index swaps (OIS), cross-currency swaps (CCS) and options on interest rates entered into by SANPAOLO IMI with third parties, if short term. Otherwise, derivatives are negotiated mainly with Banca IMI, which, in turn, replicates the same transactions on the market so that the hedging transactions meet the specified criteria to be considered IFRS compliant at the level of the consolidated financial statements. The hedged assets and liabilities, specifically identified (micro-hedging), are mainly bonds issued or acquired by the bank and loans to customers. Macro-hedging is also carried out on demand deposits through derivatives contracts (interest rate swaps and overnight index swaps).
Cash flow hedging transactions, whose objective is to hedge against the volatility of receivable and payable floating cash flows, represent a relatively modest proportion of the Group's current outstanding derivatives.

Quantitative information

The interest rate risk of the banking portfolio of SANPAOLO IMI S.p.A, measured in terms of sensitivity analysis on the fair value, amounted to an average of 10 million euro in the first half of 2006. As at the end of June 2006 the fair value sensitivity equaled 26 million euro.
The interest margin sensitivity, in case of an increase by 25 basis points of the rates, equaled, at the end of June 2006, negative one million euro. In case of a decrease, sensitivity was positive totaling four million euro.
The VaR of the interest rate component of the banking portfolio floated during the same period around the average value of 58 million euro and reached 52 million euro at the end of December.
Price risk, which is measured on a daily basis using VaR (with a 99% confidence interval and a 10-day holding period), posted an average of 39 million euro for the first half of 2006, with a peak of 47 million euro and a low of 9 million euro at the end of the half year; VaR was down sharply at the end of June 2006 following the disposal of the shareholding in Santander Central Hispano to the subsidiary Sanpaolo IMI International S.A., which was the main asset in the portfolio of listed shares of SANPAOLO IMI.

Market risk of trading portfolios

SANPAOLO IMI does not engage in trading activity in the narrow sense of the term, since its trading activity is essentially concentrated in Banca IMI and its subsidiaries: some of its financial assets classified under the accounting framework as held for trading are held with a view to complementing the non-trading portfolio, as they are held for liquidity purposes as a part of the Group's treasury portfolio. The trading of derivatives, mostly related to brokerage transactions, also includes transactions offsetting the risk arising from the securities portfolio and the proprietary positions taken for hedging short-term items in the non-trading portfolio. Therefore, interest rate risk assumed by SANPAOLO IMI as part of its trading portfolio can be assimilated and assigned to the market risk of the banking book as a whole.

2.6 FINANCIAL DERIVATIVE INSTRUMENTS

A. FINANCIAL DERIVATIVES

A1 Regulatory trading portfolio: end-of-period notional values *(€mil)*

Type of transaction/Underlying instrument	Debt securities and equity price index		Equities and equity price index		Exchange rate and gold		Other values		Total 30/06/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1 Forward rate agreement	-	2,113	-	-	-	-	-	-	-	2,113	-	756
2 Interest rate swap	-	79,502	-	-	-	-	-	-	-	79,502	-	61,716
3 Domestic currency swap	-	-	-	-	-	-	-	-	-	-	-	
4 Currency interest rate swap	-	-	-	-	-	83	-	-	-	83	-	89
5 Basis swap	-	5,240	-	-	-	-	-	-	-	5,240	-	6,838
6 Equity index swaps	-	-	-	-	-	-	-	-	-	-	-	-
7 Real index swaps	-	-	-	-	-	-	-	-	-	-	-	-
8 Futures	238	-	-	-	-	-	-	-	238	-	-	-
9 Cap options	-	1,270	-	-	-	-	-	-	-	1,270	-	-
- Purchased	-	635	-	-	-	-	-	-	-	635	-	-
- Issued	-	635	-	-	-	-	-	-	-	635	-	-
10 Floor options	-	537	-	-	-	-	-	-	-	537	-	-
- Purchased	-	266	-	-	-	-	-	-	-	266	-	-
- Issued	-	271	-	-	-	-	-	-	-	271	-	-
11 Other options	-	73	-	318	-	5,447	-	-	-	5,838	-	7,945
- Purchased	-	39	-	159	-	2,702	-	-	-	2,900	-	4,004
- Plain vanilla	-	39	-	4	-	2,277	-	-	-	2,320	-	3,454
- Exotic		-		155		425	-	-	-	580	-	550
- Issued	-	34	-	159	-	2,745	-	-	-	2,938	-	3,941
- Plain vanilla	-	34	-	4	-	2,307	-	-	-	2,345	-	3,382
- Exotic	-	-	-	155	-	438	-	-	-	593	-	559
12 Forward agreements	-	-	-	-	-	18,283	-	-	-	18,283	-	17,123
- Purchase	-	-	-	-	-	13,220	-	-	-	13,220	-	12,184
- Sale	-	-	-	-	-	3,180	-	-	-	3,180	-	3,401
- Currency against currency	-	-	-	-	-	1,883	-	-	-	1,883	-	1,538
13 Other derivative contracts	-	-	-	-	-	3		54	-	57	-	50
Total	238	88,736	-	318	-	23,816	-	54	238	112,923	-	94,517

File No. 82-35020

A.2 Non trading portfolio: end-of-period notional values

A.2.1 Hedged

(€/mil)

Type of transaction/Underlying instrument	Debt securities and equity price index		Equities and equity price index		Exchange rate and gold		Other values		Total 30/06/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1 Forward rate agreement		100							-	100		100
2 Interest rate swap		48,364							-	48,364		21,639
3 Domestic currency swap									-	-		
4 Currency interest rate swap						932			-	932		2,631
5 Basis swap		1,994							-	1,994		1,924
6 Equity index swaps									-	-		
7 Real index swaps									-	-		
8 Futures									-	-		
9 Cap options	-	282	-	-	-	-	-	-	-	282	-	-
- Purchased	-	282							-	282		
- Issued									-	-		
10 Floor options	-	3	-	-	-	-	-	-	-	3	-	-
- Purchased	-								-	-		
- Issued		3							-	3		
11 Other options	-	-	-	-	-	-	-	-	-	-	-	375
- Purchased	-	-	-	-	-	-	-	-	-	-	-	301
- Plain vanilla		-							-	-		301
- Exotic									-	-		
- Issued	-	-	-	-	-	-	-	-	-	-	-	74
- Plain vanilla		-							-	-		74
- Exotic									-	-		
12 Forward agreements	-	-	-	-	-	43	-	-	-	43	-	43
- Purchase									-	-		
- Sale						43			-	43		43
- Currency against currency									-	-		
13 Other derivative contracts									-	-		
Total	-	50,743	-	-	-	975	-	-	-	51,718	-	26,712

A.2 Non trading portfolio: end-of-period notional values

A.2.2 Other derivatives

(€/mil)

Type of transaction/Underlying instrument	Debt securities and equity price index		Equities and equity price index		Exchange rate and gold		Other values		Total 30/06/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1 Forward rate agreement	-	-	-	-	-	-	-	-	-	-	-	-
2 Interest rate swap	-	838	-	-	-	-	-	-	-	838	-	997
3 Domestic currency swap	-	-	-	-	-	-	-	-	-	-	-	-
4 Currency interest rate swap	-	-	-	-	-	-	-	-	-	-	-	-
5 Basis swap	-	54	-	-	-	-	-	-	-	54	-	-
6 Equity index swaps	-	-	-	-	-	-	-	-	-	-	-	-
7 Real index swaps	-	-	-	-	-	-	-	-	-	-	-	-
8 Futures	-	-	-	-	-	-	-	-	-	-	-	-
9 Cap options	-	100	-	-	-	-	-	-	-	100	-	-
- Purchased	-	50	-	-	-	-	-	-	-	50	-	-
- Issued	-	50	-	-	-	-	-	-	-	50	-	-
10 Floor options	-	-	-	-	-	-	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-	-	-	-	-	-	-
- Issued	-	-	-	-	-	-	-	-	-	-	-	-
11 Other options	-	-	-	3,453	-	-	-	-	-	3,453	-	3,802
- Purchased	-	-	-	1,606	-	-	-	-	-	1,606	-	1,797
- Plain vanilla	-	-	-	632	-	-	-	-	-	632	-	663
- Exotic	-	-	-	974	-	-	-	-	-	974	-	1,134
- Issued	-	-	-	1,847	-	-	-	-	-	1,847	-	2,005
- Plain vanilla	-	-	-	925					-	925	-	953
- Exotic	-	-	-	922					-	922	-	1,052
12 Forward agreements	-	-	-	-	-	-	-	-	-	-	-	-
- Purchase	-	-	-	-	-	-	-	-	-	-	-	-
- Sale	-	-	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
13 Other derivative contracts	-	-	-	-	-	-	-	-	-	-	-	-
Total	-	992	-	3,453	-	-	-	-	-	4,445	-	4,799

A3 Financial derivatives: purchase and sale of underlying instruments (€mil)

	Type of transaction/Underlying instrument	Debt securities and equity price index		Equities and equity price index		Exchange rate and gold		Other values		Total 30/06/2006		Total as at 31/12/2005	
		Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
A	Regulatory trading portfolio	238	82,489	-	8	-	49	-	54	238	82,600	-	88,642
1	Transactions with underlying asset exchange	-	-	-	-	-	-	-	-	-	-	-	21,868
-	Purchase						-			-	-	-	14,314
-	Sale						-			-	-	-	5,525
-	Currency against currency						-			-	-	-	2,029
2	Transactions without underlying asset exchang	238	82,489	-	8	-	49	-	54	238	82,600	-	66,774
-	Purchase	118	40,134		4		26		27	118	40,191	-	32,224
-	Sale	120	42,355		4		23		27	120	42,409	-	34,550
-	Currency against currency											-	
B	Non trading portfolio												
B 1	Hedged	-	49	-	-	-	975	-	-	-	1,024	-	24,789
1	Transactions with underlying asset exchange	-	-	-	-	-	975	-	-	-	975	-	2,674
-	Purchase						932			-	932	-	2,631
-	Sale						43			-	43	-	43
-	Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
2	Transactions without underlying asset exchang	-	49	-	-	-	-	-	-	-	49	-	22,115
-	Purchase		45							-	45	-	17,988
-	Sale		4							-	4	-	4,127
-	Currency against currency									-	-	-	-
B 2	Other derivatives	-	1,945	-	3,763	-	-	-	-	-	5,708	-	3,837
1	Transactions with underlying asset exchange	-	-	-	1,512	-	-	-	-	-	1,512	-	1,502
-	Purchase				294					-	294	-	284
-	Sale				1,218					-	1,218	-	1,218
-	Currency against currency									-	-	-	-
2	Transactions without underlying asset exchang	-	1,945	-	2,251	-	-	-	-	-	4,196	-	2,335
-	Purchase		50		1,152					-	1,202	-	1,219
-	Sale		1,895		1,099					-	2,994	-	1,116
-	Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-

A.4 Financial derivatives: Over the counter: positive fair value - counterparty risk ***(€/mil)***

Counterparty/Underlying instrument	Debt securities and equity price index			Equities and equity price index			Exchange rate and gold			Other values			Different underlying instruments	
	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	?Settled	Future exposure
A. Regulatory trading portfolio														
A.1 Governments and central banks	-	-	1	-	-	-	-	-	-	-	-		-	-
A.2 Public entities	12	-	-	-	-	-	-	-	-	-	-		-	-
A.3 Banks	-	405	-	-	1	-	10	105	13	-	-	-	328	88
A.4 Financial companies	6	4	6	-	-	-	3	-	2	-	-		-	-
A.5 Insurance companies	-	-	-	-	-	-	-	-	-	-	-		-	-
A.6 Non-financial companies	113	-	49	-	-	-	59	-	26	1	-	1	-	-
A.7 Other entities	1	-	-	-	-	-	1	-	1	-	-		-	-
Total as at *30/06/2006*	**132**	**409**	**56**	**-**	**1**	**-**	**73**	**105**	**42**	**1**	**-**	**1**	**328**	**88**
Total as at 31/12/2005	**152**	**626**	**32**	**-**	**34**	**30**	**109**	**184**	**53**	**1**	**-**	**3**	**354**	**128**
B. Non trading portfolio														
B.1 Governments and central banks	-	-	-	-	-	-	-	-		-	-	-	-	-
B.2 Public entities	-	-	-	-	-	-	-	-		-	-	-	-	-
B.3 Banks	-	583	-	-	193	56	-	4	-	-	-	-	230	173
B.4 Financial companies	-	43	-	-	-	-	-	-		-	-	-	45	2
B.5 Insurance companies	-	-	-	-	-	-	-	-		-	-	-	-	-
B.6 Non-financial companies	-	-	-	-	-	-	-	-		-	-	-	-	-
B.7 Other entities	-	-	-	-	-	1	-	-		-	-	-	-	-
Total as at 30/06/2006	**-**	**626**	**-**	**-**	**193**	**57**	**-**	**4**	**-**	**-**	**-**	**-**	**275**	**175**
Total as at 31/12/2005	**-**	**805**	**-**	**-**	**156**	**22**	**-**	**5**	**-**	**-**	**-**	**-**	**370**	**167**

A.5 Over the counter financial derivatives: negative fair value - financial risk

Counterparty/Underlying instrument	Debt securities and equity price index			Equities and equity price index			Exchange rate and gold			Other values			Different underlying instruments	
	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Settled	Future exposure
A. Regulatory trading portfolio														
A.1 Governments and central banks	11	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 Public entities	-	37	-	-	-	-	-	-	-	-	-	-	37	-
A.3 Banks	-	410	-	-	-	-	69	277	20	-	1	-	285	52
A.4 Financial companies	11	13	3	-	-	-	14	4	9	-	-	-	19	2
A.5 Insurance companies	-	-	-	1	-	-	-	-	-	-	-	-	-	-
A.6 Non-financial companies	51	-	17	-	-	-	29	-	7	-	-	2	1	-
A.7 Other entities	3	-	-	-	-	-	-	-	-	-	-	-	-	-
Total as at 30/06/2006	**76**	**460**	**20**	**1**	**-**	**-**	**112**	**281**	**36**	**-**	**1**	**2**	**342**	**54**
Total as at 31/12/2005	**61**	**889**	**32**	**20**	**10**	**-**	**39**	**143**	**16**	**-**	**-**	**3**	**290**	**38**
B. Non trading portfolio														
B.1 Governments and central banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 Public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 Banks	-	335	-	-	6	-	-	106	-	-	-	-	116	30
B.4 Financial companies	5	1	-	-	-	-	-	-	-	-	-	-	-	-
B.5 Insurance companies	-	-	-	21	-	-	-	-	-	-	-	-	-	-
B.6 Non-financial companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.7 Other entities	-	-	-	167	-	-	-	-	-	-	-	-	-	-
Total as at 30/06/2006	**5**	**336**	**-**	**188**	**6**	**-**	**-**	**106**	**-**	**-**	**-**	**-**	**116**	**30**
Total as at 31/12/2005	**6**	**302**	**2**	**162**	**-**	**-**	**-**	**443**	**-**	**-**	**-**	**-**	**424**	**36**

A.6 Residual maturity of over the counter financial derivatives: notional values *(€/mil)*

	Underlying/Residual maturity	Up to 1 year	Between 1 and 5 years	Beyond 5 years	Total
A.	**Regulatory trading portfolio**				
A.1	Financial derivatives on debt securities and interest rates	55,408	21,915	11,412	88,735
A.2	Financial derivatives on equities and interest rates	311	7	-	318
A.3	Financial derivatives on exchange rate and gold	22,974	759	83	23,816
A.4	Financial derivatives on other values	51	3	-	54
B.	**Non trading portfolio**				
B.1	Financial derivatives on debt securities and interest rates	32,743	14,513	4,479	51,735
B.2	Financial derivatives on equities and interest rates	762	1,387	1,304	3,453
B.3	Financial derivatives on exchange rate and gold	43	591	341	975
B.4	Financial derivatives on other values	-	-	-	-
Total as at 30/06/2006		**112,292**	**39,175**	**17,619**	**169,086**
Total as at 31/12/2005		**71,939**	**39,380**	**14,709**	**126,028**

File No. 82-35020

B. CREDIT DERIVATIVES

B.1 Credit derivatives: end-of-period notional values ***(€/mil)***

Categories of operations	Regulatory trading portfolio		Other transactions	
	on one entity	on more than one entity (basket)	on one entity	on more than one entity (basket)
1 Hedging purchases				
1.1 With underlying asset exchange				
credit default swap	13	110	1,007	-
1.2 Without underlying asset exchange				
credit default swap	-	1,882	-	-
TOTAL as at 30/06/2006	**13**	**1,992**	**1,007**	**-**
TOTAL as at 31/12/2005	**12**	**2,207**	**67**	**-**
2 Hedging sales				
2.1 With underlying asset exchange	-	-	-	-
credit default swap	13	110	-	-
2.2 Without underlying asset exchange				
credit default swap	-	-	-	-
credit linked notes	-	6	-	-
TOTAL as at 30/06/2006	**13**	**116**	**-**	**-**
TOTAL as at 31/12/2005	**12**	**266**	**-**	**-**

B.2	Credit derivatives: positive fair value - counterparty risk			(€/mil)
	Type of transaction/Values	Notional value	Positive fair value	Future exposure
A.	REGULATORY TRADING PORTFOLIO	549	2	2
A.1	Hedging purchases with counterparties:	420	-	2
1	Governments and central banks	-	-	-
2	Other public entities	-	-	-
3	Banks	412	-	2
4	Financial companies	8	-	-
5	Insurance businesses	-	-	-
6	Non-financial companies	-	-	-
7	Other entities	-	-	-
A.2	Hedging sales with counterparties:	129	2	-
1	Governments and central banks	-	-	-
2	Other public entities	-	-	-
3	Banks	129	2	-
4	Financial companies	-	-	-
5	Insurance businesses	-	-	-
6	Non-financial companies	-	-	-
7	Other entities	-	-	-
B.	NON TRADING PORTFOLIO	249	-	5
B.1	Hedging purchases with counterparties:	249	-	5
1	Governments and central banks	-	-	-
2	Other public entities	-	-	-
3	Banks	249	-	5
4	Financial companies	-	-	-
5	Insurance businesses	-	-	-
6	Non-financial companies	-	-	-
7	Other entities	-	-	-
B.2	Hedging sales with counterparties:	-	-	-
1	Governments and central banks	-	-	-
2	Other public entities	-	-	-
3	Banks	-	-	-
4	Financial companies	-	-	-
5	Insurance businesses	-	-	-
6	Non-financial companies	-	-	-
7	Other entities	-	-	-
Total as at 30/06/2006		798	2	7
Total as at 31/12/2005		1,252	8	12

B.3	Credit derivatives: negative fair value - financial risk		(€/mil)
	Type of transaction/Values	Notional value	Negative fair value
REGULATORY TRADING PORTFOLIO			
1	Hedging purchases with counterparties:	1,582	6
1.1	Governments and central banks	-	-
1.2	Other public entities	-	-
1.3	Banks	1,116	4
1.4	Financial companies	466	2
1.5	Insurance businesses	-	-
1.6	Non-financial companies	-	-
1.7	Other entities	-	-
Total as at 30/06/2006		1,582	6
Total as at 31/12/2005		1,240	1

File No. 82-35020

B.4 Residual maturity of credit derivative contracts: notional values ***(€/mil)***

	Underlying/Residual maturity	Up to 1 year	Between 1 and 5 years	Beyond 5 years	Total
A.	**REGULATORY TRADING PORTFOLIO**				
A. 1	Credit derivatives with reference obligation	-	-	-	-
	qualified	201	991	941	2,133
A. 2	Credit derivatives with reference obligation				
	unqualified	-	-	-	-
B.	**NON TRADING PORTFOLIO**				
B. 1	Credit derivatives with reference obligation				
	qualified	792	148	-	940
B. 2	Credit derivatives with reference obligation				
	unqualified	-	67	-	67
Total as at 30/06/2006		**993**	**1,206**	**941**	**3,140**
Total as at 31/12/2005		**200**	**1,092**	**1,272**	**2,564**

File No. 82-35020

SECTION 3 – LIQUIDITY RISK

QUALITATIVE INFORMATION

The metric used for liquidity risk management is based on a cash-flow analysis through the calculation of mismatches between inflows and outflows, grouped in different maturity buckets according to their contractual or expected residual maturities. A centralized approach is adopted for managing liquidity risk. The Treasury Department of SANPAOLO IMI and Sanpaolo IMI Ireland function as single points of direct access to the markets to raise funds against the assets originated from the retail and corporate activity at the branch level. In this framework, liquidity management is overseen by the Parent Bank's Finance Department, in line with the Group's Policy, which defines, at a consolidated level, a liquidity target ratio for the short term (0 – 1 month period) and attention thresholds on subsequent time bands, the triggering of which activates a contingency plan. A minimum treasury securities portfolio, made up of promptly liquid assets, is held to cover very short-term liquidity risk. The consolidated liquidity position also includes obligations deriving from the other main Group subsidiaries that use the Parent Bank's Treasury Department as a single point of access to the markets.
The Risk Management Department periodically monitors liquidity risk limits (liquidity gap, ratio observance); reporting is periodically presented and discussed at the CRFMG.

QUANTITATIVE INFORMATION

1. Break-down by contractual residual maturity of financial assets and liabilities *(€/mil)*

Caption/Time interval	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years	Beyond 5 years	Indefinite life	Total
A. Assets							
A.1 Financial assets held for trading *	209	28	181	2,078	1,010	-	3,506
A.2 Financial assets designated as at fair value	1	57	177	127	536	-	898
A.3 available-for-sale financial assets **	2	66	66	249	265	10	658
A.4 Financial assets held to maturity	-	-	-	1,701	491	-	2,192
A.5 Due from banks	4,640	23,219	8,751	4,814	6,512	12	47,948
A.6 Loans to customers	11,258	18,186	8,138	20,308	16,549	992	75,431
A.7 Off-balance sheet transactions	5,172	69,463	38,963	25,354	7,684	-	146,636
Total assets	**21,282**	**111,019**	**56,276**	**54,631**	**33,047**	**1,014**	**277,269**
B. Liabilities							
B.1 Due to banks	5,794	22,761	10,559	4,011	3,396	-	46,521
B.2 Due to customers	35,845	14,802	1,078	115	1,144	-	52,984
B.3 Securities issued	638	1,594	3,508	16,200	8,046	-	29,986
B.4 Financial liabilities held for trading *	-	-	-	-	-	-	-
B.5 Financial liabilities evaluated at fair value	-	-	-	-	-	-	-
B.6 Off-balance sheet transactions	4,085	68,106	46,930	17,433	10,084	-	146,638
Total liabilities	**46,362**	**107,263**	**62,075**	**37,759**	**22,670**	**-**	**276,129**

* Financial assets/liabilities held for trading comprise only cash assets/liabilities.
** Available-for-sale assets do not comprise equities.
Cash transactions subject to fair value hedging are net of gains/losses.

2. Break-down of financial liabilities by sector **(€/mil)**

Loan/Counterparty	Governments and central banks	Other public entities	Financial companies	Insurance businesses	Non-financial companies	Other entities
1. Due to customers	657	488	10,395	1,094	15,962	24,459
2. Securities issued	-	-	-	-	-	29,918
3. Financial liabilities held for trading	49	-	902	21	252	3
4. Financial liabilities evaluated at fair value	-	-	-	-	-	-
TOTAL as at 30/06/2006	**706**	**488**	**11,297**	**1,115**	**16,214**	**54,380**
TOTAL as at 31/12/2005	**944**	**487**	**10,767**	**965**	**14,942**	**50,164**

File No. 82-35020

3. Break-down of financial liabilities by region ***(€/mil)***

Loan/Counterparty	ITALY	OTHER EUROPEAN COUNTRIES	AMERICA	ASIA	REST OF THE WORLD
1. Due to customers	40,535	3,084	8,258	456	722
2. Due to banks	20,822	17,665	887	3,384	3,775
3. Securities issued	28,807	52	1,010	49	-
4. Financial liabilities held for trading	649	486	53	1	38
5. Financial liabilities evaluated at fair valu	-	-	-	-	-
TOTAL as at 30/06/2006	**90,813**	**21,287**	**10,208**	**3,890**	**4,535**
TOTAL as at 31/12/2005	**84,791**	**19,449**	**9,966**	**3,423**	**5,361**

File No. 82-35020

SECTION 4 – OPERATIONAL RISKS

SANPAOLO IMI considers two other types of risk in its models: operational risk and business risk.

OPERATIONAL RISK

Operational risk is defined as the risk of incurring losses as a result of failures in internal control or information systems, errors of personnel or external events. The internal definition of operational risk includes the risk introduced by the New Basel Capital Accord, extending it to include the reputational risk.

SANPAOLO IMI has defined the overall Operational risk management framework by setting up a Group policy and organizational processes for measuring, managing and controlling operational risk. The control of operational risk is attributed to the Parent Bank's Board of Directors, which sets the management policies and the subsequent organizational structure. The Operational Risk Committee (made up of the General Manager and Department Managers) has the task of monitoring the operational risk profile of the Group and deciding on the main activities for mitigation and transfer. The centralized unit at Group level, part of Risk Management, is responsible for developing methodologies for measuring risk, processing loss data and preparing the resultant management instruments. In line with Basel 2 requirements, the business lines, subsidiaries and the Corporate Center structures are now directly involved in the Operational Risk Management process, through the creation of specific decentralized control centers within the business units. These decentralized centers are responsible for gathering information about events that have generated operational losses, carrying out analyses of scenarios and evaluating the risk associated with the business environment and the operating context.

The method of measuring the operational risk profile requires the combined use of information on internal and external historical operational losses, with qualitative factors deriving from scenario analyses and evaluations of the system of internal controls and of the operating context.

The internal operational losses are recorded by decentralized control centers, suitably verified by the central structure and managed by a dedicated computer system. For each category of risk, in line with the definitions of the Basel regulations, the database of historical events is analyzed, including both internal Group events and events traceable to the participation in loss data sharing initiatives (DIPO in Italy and ORX at international level). Results are obtained by applying actuarial techniques that separately analyze the frequency and the severity of events and subsequently create, by means of suitable Monte Carlo techniques, the aggregated annual loss distribution and consequently the measurement of risk.

The scenario analyses are based on structured, organized collection of subjective estimates expressed directly by Management (Business Areas/Corporate Center) and have as their objective the evaluation of the potential economic impact for particularly serious operationing events. These evaluations, calculated using statistical-actuarial techniques, provide an estimate of unexpected loss that is subsequently integrated with the measurement obtained from the analysis of historical loss data.

Capital at risk is therefore identified as the minimum measurement at Group level, net of insurance cover, required to bear the maximum potential annual loss with a level of confidenoe of 99.96% (99.9% for regulatory measurement). The methodology also applies a corrective factor, which derives from the qualitative analyses of the risk of the operating context, to take account of the effectiveness of internal controls in the various organizational units.

BUSINESS RISK

Business risk (or strategic risk) is defined as the risk of incurring losses due to changes in the macro-or micro-economic scenario that could jeopardize the ability to generate income, typically by a drop in operating volumes or margin compression. This is evaluated by breaking down the activities in the Business Areas, based on their respective cost and revenue structures, into elementary "industrial" businesses (for example data processing, consulting and distribution). The level of capitalization in line with the level observed in companies operating with the same processes is attributed to the Business Areas.

LEGAL DISPUTES

Anatocism

In March 1999, the Italian Court of Cassation changed its previous opinion and declared the quarterly capitalization of interest payable on current accounts to be illegitimate, assuming that the relevant clauses in bank contracts do not integrate "regulatory" use , but rather "trading" use, and therefore, such clauses are not adequate to derogate from the prohibition of anatocism pursuant to Art. 1283 of the Italian Civil Code.

The subsequent D.Lgs. no. 342 of 1999 confirmed the legitimacy of capitalization of interest in current accounts, as long as it is done with the same frequency of calculating interest for both debt and credit interest. From the date of this regulation taking effect (April 2000), all current account operations have been brought into line, with quarterly capitalization of both interest income and expense. Therefore the dispute which arise on this issue concerns only those contracts which were stipulated before the indicated date.

With the decision of the United Sections on 4/11/2004, the Court of Cassation again excluded the possibility that said use may

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become the law. Moreover, this ruling by the Court of Cassation has not eliminated the possibility of sustaining (on the basis of profiles different from those examined) the lawfulness of methods of infra-annual interest calculation: in some cases the prevailing legislation has actually recognized the soundness of these different profiles.

The overall number of pending cases is at an insignificant level in absolute terms, and is the subject of careful monitoring. The risks related to these disputes are covered by prudential allocations to the provision for other risks and charges, commensurate with the amount of individual requests by the court. Also in case no specific amount is requested (on the part of the party who brings the case to court) and until the judicial accounting appraisal is carried out at the investigating stage, the risk of legal dispute is catered for by adequate allocations to the provisions for risks and charges covering pending legal disputes.

GEST Line dispute

GEST Line S.p.A. is the SANPAOLO IMI Group company that carries out tax collection activities, which was created as a result of the merger by incorporation of Gerico, Sanpaolo Riscossioni Genova, Sanpaolo Riscossioni Prato and Esaban tax collecting companies.

The risks connected to this dispute are almost exclusively attributable to a dispute with the tax authorities in respect of claims of irregularities and vary by nature and size according to the business of each merged company.

With reference to Gerico S.p.A., previously a subsidiary of the former Cardine Banca which was later merged by incorporation into SAN-PAOLO IMI, there are a number of administrative and accounting proceedings pending, filed both by local Tax Offices and by the General Accounting Office for alleged tax irregularities that give rise to liabilities, owing to the failure to collect taxes. More specifically, the aforementioned proceedings are connected with alleged irregularities committed by several tax collection officials while carrying out report drafting activities during inspections at delinquent taxpayers' premises. These proceedings are still pending, within either first or higher-instance courts, and are overseen on a continuous basis by the legal professionals engaged to defend the company.

The dispute involving Esaban S.p.A. (a company in the tax collection sector of former Banco di Napoli, which incorporated all the other tax collection companies of the Group, changing its name to GEST Line S.p.A.) originated from a series of provisions denying the reimbursements issued by the tax authorities in the years 1999 – 2001, all appealed against following the hierarchical line.

The risks connected with the Gerico S.p.A. and Esaban S.p.A. disputes are hedged by unlimited guarantees previously issued by the companies transferring the respective tax collection branches of business (each of the savings banks then merged into Cardine Banca and the former Banco di Napoli). The abovementioned guarantees cover any losses or contingent liabilities following events prior to the respective dates of transfer and expired in 2005, without prejudice to the court cases pending at that time, for which the abovementioned guarantee is also valid beyond the said expiry date. In light of the events involving the mergers of Cardine Banca and Banco di Napoli, SANPAOLO IMI took over the commitments deriving from the aforementioned guarantees, whose risks are, as a whole, covered by appropriate allocations.

Pursuant to Article 1, paragraphs 426, 426 bis and 426 ter of law no. 311/2004, private companies providing public services are granted the facility of correcting, with regard to the inland revenue and other bodies, the administrative responsibilities deriving from the activity carried out until 30 June 2005 by means of payment of a fixed amount per inhabitant served.
GEST Line has decided to adhere to the abovementioned correction by paying the first two installments, equal to 70% of the total sum to pay.

Art. 26 *quater* of Law No. 248 of 4 August 2006 (which set forth the conversion into law, with amendments, of D.L. No. 223 of 4 July 2006), clarified in its interpretation, that the effects of the correction do not apply to irregularities consisting of falsifications in documents prepared by employees, when said irregularities were prosecuted before the date of taking effect of Law No. 311/2004.

According to this criteria of interpretation, most of the potential risks connected to the aforementioned disputes (primarily concentrated on the Bologna agency) are eliminated as a result of the established correction. Risks of irregularities connected to the tax collection activities of the concession in Venice are not comprised within the scope of the amnesty, as within the criminal proceedings of the case, falsifications in the records of access to information prepared by the tax officials were officially declared. The maximum amount of said risks not covered by the amnesty has recently been estimated by the Veneto Regional Revenue Office as approximately 37 million euro. Part of the dispute has already resulted in a sentence issued by the local section of the General Auditor's Office requiring compensation for the revenue loss, for a total of approximately 13 million euro; appeal of this sentence has resulted in suspension of its enforceability. In order to face this legal dispute, for some time GEST Line has been making suitable allocations to its provisions for risks and charges, as this risk, contrary to others, would seriously weigh on GEST Line's assets due to the fact that the dispute arose within the concession in Venice, which the former Gerico acquired directly and not through the transfer of a company branch as in the other cases.

Lastly, in regard to the implementation of the law on the reorganization of the public tax collection service, SANPAOLO IMI is finalizing the procedure for the transfer of 70% of the share capital of GEST Line to the newly created company "Riscossione S.p.a.", which will be primarily government-owned, without prejudice to the indemnity and guarantee obligations, as set forth in the aforementioned law, that the seller must undertake in relation to the buyer for potential risks connected to the dispute which is not comprised within the scope of amnesty.

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The Cirio Group bankruptcy in relation to the sale of bonds

In November 2002, the Cirio Group, one of the largest Italian groups operating in the agro-industrial sector, was declared insolvent in the repayment of a loan issued on the Euromarket. This event led to a cross default on all its existing issues. The bonds issued by the Cirio Group had a nominal value totaling approximately 1.25 billion euro. SANPAOLO IMI, like all primary Italian banks, had existing loan transactions with the Cirio Group.

Consob proceedings in relation to operations carried out on Cirio bonds

As a result of inspections carried out in the period April - October 2003 regarding operations on Cirio bonds performed by SANPAOLO IMI in the three year period 2000-2002, Consob issued a formal notice dated 4 May 2004, citing a series of infractions regarding the alleged violation of sector regulations by SANPAOLO IMI in carrying out its brokerage activities on the aforementioned securities.

The formal notices were issued both to the Bank and to the Board of Directors and Board of Statutory Auditors in office in the period under investigation, as well as to several managers who, due to the office held, were considered responsible for the activities which led to the alleged irregularities.

Both the Bank and the other recipients of the notices have formulated their defensive briefs on the matter The administrative proceedings concluded with a Decree from the Ministry of Economy and Finance on 28 February 2005, which, in acceptance of the proposal put forth by Consob, applied the pecuniary penalties to each interested party, and only the Bank was directed to pay the related amounts, as it is obliged jointly with said parties, pursuant to art. 195, paragraph 9, D.Lgs. 58/1998.
The Bank and each of the sanctioned parties have appealed against the aforementioned ruling before the competent Court of Appeal of Turin. The relative proceedings were concluded with a measure published on 18 January 2006, in which the Court rejected the defensive arguments of the opponents, consequently confirming the sanctions handed down by the Ministry of Finance, with the exception of three individual positions in which an invalidating defect as to the notification has been identified. In the meanwhile, the Bank, in its capacity as joint obligor with the parties subject to the sanctions, has complied with the payment order issued to it, and has requested from each party the reimbursement of the amounts corresponding to the imposed sanctions. Studies are underway to identify elements that may serve to corroborate a possible appeal before the Court of Cassation.

Criminal investigations related to Cirio

The Criminal Courts have begun investigations of a number of credit institutions, including SANPAOLO IMI, concerning trading activities with savers in relation to bonds issued by Cirio group companies as well as the management of financing activities with the aforementioned group. The investigations also involve several corporate officers, including two Directors who are no longer in office, who are charged with conspiracy to the crime of *bancarotta preferenziale* (violation of the par condicio creditorum principle) and fraud. Within these proceedings, which are being held at the Court of Rome, on 16 June 2006 the phase before the examining judge began. This judge is responsible for evaluating whether the evidence collected by the prosecutors is sufficient to justify bringing the accused to trial.

Confident of the absolute regularity, in general terms, of the Company's activities in relation to the investigations being carried out by the Criminal Courts and, in particular, of the total lack of involvement of the aforementioned company representatives, the Bank is monitoring the development of the proceedings under way.

Revocation lawsuits filed by the Court-appointed Liquidator for the Parmalat group companies under insolvency proceedings

In the period between the end of 2004 and mid-2005, the Commission for the Parmalat group companies filed against SANPAOLO IMI - as well as against many other Italian and foreign banks - a series of revocation lawsuits pursuant to Art. 67 subsection 2 of the Bankruptcy Law, aimed at obtaining repayment of all remittances of funds made on current accounts held with SANPAOLO IMI by Parmalat group companies in the year before the insolvency proceedings were instituted.

The total amount claimed in the six proceedings thus instituted is equal to approximately 1,197 million euro.

Following the internal preliminary investigation on the legitimacy of the claims, it was considered, in agreement with the legal advisors who assist the Bank in the legal dispute, that the risk associated with these judgments is barely significant compared to the actual amounts of the claims, as many preliminary legal exceptions could resolve the dispute favorably and also because the claims for the repayment of the sums lack the requisites to be treated as payments. In connection to several decisions issued between the end of 2005 and the beginning of 2006, the Court of Parma has seen fit, as such issues are not manifestly unfounded and are significant for the purposes of the decision, to defer the questions of legitimacy raised both by the Bank and by other banks within the context of their respective legal actions aimed at revocation to the scrutiny of the Constitutional Court.

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With a decision issued on 05.04.2006, the Constitutional Court, deciding on the first two remittance orders received in chronological order (from sentences in which SANPAOLO IMI was not directly involved), rejected the contentions of unconstitutionality raised, considering them unfounded.

In the opinion of the legal advisors who assist SANPAOLO IMI, the sentence of the Constitutional Court leaves open the other issue regarding the compatibility of the revocation lawsuits put forward by Parmalat with European Community antitrust regulations. In any case, the aforementioned decision has not determined the need to review provisions which were allocated to face the related risks, as the evaluation of said provisions exclusively considered the merit of the individual disputes, irrespective of any predictions regarding the outcome of the legal objections raised.

Management of claims relating to defaulted bonds

As regards claims from customers holding Parmalat, Cirio and Argentine bonds, the Group policy instructs that the Bank should carefully evaluate that the financial instruments sold to customers are suitable to each investor's financial standing.

Contingent liabilities relating to claims concerning said bonds are adequately covered by allocations to the provision for risks and charges. As of 30 June 2006, the related allocations amounted to about nine million euro.

The IMI SIR dispute

Other assets include 1.3 million euro regarding the estimated realizable value of the loan, which was definitively enforced by the Civil Section of the Italian Court of Cassation through sentence no. 2469/03. This sentence has substantially confirmed decision no. 2887, passed by the Rome Court of Appeals on 11 September 2001, which condemned Consorzio Bancario SIR S.p.A. (in liquidation) to reimburse the Bank the sum of 506 million euro previously paid by IMI to the heirs of Mr. Nino Rovelli as compensation for damages, in accordance with the sentence passed by the Rome Court of Appeals on 26 November 1990. In addition, in an innovative decision, sentence resolved that the Consorzio - on procedural grounds and not in terms of merit – was not required to pay the interest accrued on the amount subject to the appeal (equal to approximately 72.5 million euro as of 31 December 2001). Furthermore, the Court of Cassation referred to another section of the Rome Court of Appeals the decision on whether to reduce the total amount owed to the Bank by the Consorzio by approximately 14.5 million euro, as compensation for the damages related to the transaction between the Consorzio and IMI in respect of the additional agreement of 19 July 1979: if the trial judge holds the claim amount to be unjustified, the sentence against the Consorzio requiring payment of the sum of 506 million euro will be reduced accordingly. In this respect, proceedings before the Rome Court of Appeals have resumed, where judgment is currently pending.

The same Italian Court of Cassation sentence passed final judgment on the right of the Consorzio to be held harmless by Mrs. Battistella Primarosa (heir to Mr. Nino Rovelli) and Eurovalori S.p.A.. The Italian Court of Cassation also affirmed the Consorzio's right to recourse as subordinate to the previous payment of the amount owed to SANPAOLO IMI S.p.A. and assigned the passing of the sentence on this particular appeal to the trial judge. The related legal proceedings commenced in February 2004 and are still under way.

With reference to the above, taking into account that the initiatives taken so far have not achieved tangible results, the Bank has considered that the estimated realizable value of the amount receivable in question should be within the bounds of the Consorzio's capital and its ability to pay such amount, net of the effects attributable to the previously mentioned Court of Cassation sentence, being substantially in line with that currently recorded. In line with the estimated realizable value of the receivable, the equity shareholding in the Consorzio has been completely written-off.

As regards the civil initiatives undertaken as part of the criminal proceedings in relation to the payment of damages from the offense, on 29 April 2003, the Criminal Section IV of the Court of Milan sentenced Rovelli's heir and the other co-defendants to different terms of imprisonment in relation to their respective levels of responsibility for the crimes committed, as well as to the payment of 516 million euro to the plaintiffs as moral damages.

The above sentence was overruled by the Criminal Section II of the Milan Court of Appeals, through a sentence issued on 23 May 2005, which, by confirming (though with the mitigation of penalties) the responsibility of the defendants concerning the corruption which affected the outcome of the IMI/SIR dispute, also revoked the sentence against the defendants for the payment of moral damages, assigning the civil court judge the task of establishing the amount of the total offence damages. This sentence was then appealed to the Court of Cassation which, with judgment of 4 May 2006, confirmed the penal responsibility of the defendants regarding the crime of corruption, with the exception of Primarosa Battistella and her son Felice Rovelli, who were released for different reasons which do not exclude, among other things, their non-involvement in the crime. Moreover, the Court of Cassation recognized Sanpaolo IMI's right to compensation for not only moral damages, but also equity damages from the persons convicted.
On 22 May 2006, Sanpaolo IMI presented an appeal to the Rome Court of Appeals to revoke the sentence regarding the crime of corruption (handed down by the Rome Court of Appeals on 26 November 1990) and, at the same time, to order Primarosa Battistella to repay SANPAOLO IMI the amount paid in 1994 in compliance with the sentence which was fruit of the corruption.
On its side, Consorzio Bancario SIR, with writ of summons to SANPAOLO IMI and Ms. Battistella on 3 June 2006, appealed to the Rome Court of Appeals to revoke the abovementioned sentence of the same court dated 11 September 2001, through which the Consorzio was ordered to reimburse SANPAOLO IMI the amount Sanpaolo paid to Ms. Battistella.

The appeal of the Consorzio is based on the fact that the sentence which was polluted by corruption constitutes false grounds upon which the more recent sentence issued 11 September 2001 was based and, therefore, should be revoked.

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PART F – INFORMATION ON NET SHAREHOLDERS' EQUITY

SECTION 1 – PARENT BANK NET SHAREHOLDERS' EQUITY

With regard to the break-down of the Bank's net shareholders' equity and the definition of the statutory and tax regime of its components, refer to Section 14 – Liabilities of the Explanatory Notes.

That Section also contains the changes that occurred in the year in the valuation reserves as provided for by the international accounting standards.

SECTION 2 – SHAREHOLDERS' EQUITY AND REGULATORY RATIOS

2.1 Regulatory capital

A. Qualitative information

Regulatory capital as at 30 June 2006 was determined in accordance with the new instructions regarding prudential filters issued by the Bank of Italy during the first half of the year in order to bring the relative notifications into line with the new rules governing financial statements based on international accounting standards.

The figures are not directly comparable with those from the end of 2005 due to the different regulations in force at the time. Regulatory capital as at 31 December 2005 was calculated based on simplified optional rules provided by the Bank of Italy, which did not yet substantially incorporate IAS/IFRS international accounting standards.

The main changes in the method of calculation deriving from application of the new regulations pertained to:

- a reduction of tier 1 capital due to the effects of the transition to IAS/IFRS international accounting standards, charged to the extraordinary reserve (- 954 million euro);
- the inclusion among tier 1 capital of the share capital increase with allocation of the valuation reserve at the fair value of tangible fixed assets as a substitute for cost (+ 150 million euro); the residual reserve after the increase (+ 18 million euro) was entered as an increase to tier 2 capital;
- the recording of valuations balancing shareholders' equity (available-for-sale securities, cash flow hedges), with a distinction between the negative effects charged to tier 1 capital (- 8 million euro represented by the cash flow hedge reserve) and the positive effects, 50% of which were included in tier 2 capital (+ 54 million euro linked to reserves on available-for-sale financial assets);
- the inclusion among tier 1 capital of the unavailable reserve pertaining to financial instruments for which it was elected to use fair value with a balancing entry to the income statement (+ 8 million euro).

Details of subordinated liabilities in existence as at 30 June 2006 are given below with indication of the nominal value of the issues net of repurchases.

The book value as at the same date stands at 7,582 million euro.

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	Original currency	Contribution to regulatory capital as at 30/06/06	Amount in original currency (millions)	Interest rate	Issue date	Maturity date	Date of application of the right to early redemption
Subordinated deposit linked to the issuance of Preferred Shares	EUR	1,000	1,000	up to 10/11/2010: 7.88% p.a. subsequently: 1 year Euribor + 3.25 % p.a.	11/10/2000	12/31/2100	11/10/2010
Total innovative capital instruments (tier 1)		*1,000*					
Debenture loan	EUR	135	150	5.75% p.a.	9/15/1999	9/15/2009	(*)
Debenture loan	EUR	299	300	5.55% p.a.	7/31/2001	7/31/2008	(*)
Debenture loan	EUR	200	200	5.16% p.a.	10/2/2001	10/2/2008	(*)
Notes	EUR	500	500	6.375% p.a.	4/6/2000	4/6/2010	(*)
Notes	EUR	500	500	up to 28/6/2007 included: 3 months Euribor + 0.49% p.a. subsequently: 3 months Euribor + 1.09% p.a.	6/28/2002	6/28/2012	28/6/2007
Debenture loan	EUR	49	54	up to 15/7/2007: 4.90% subsequently: 6 months Euribor + 0.76% p.a.	7/15/2002	7/15/2012	15/7/2007
Debenture loan	EUR	133	147	up to 4/12/2007: 4.32% p.a. subsequently: 6 months Euribor + 0.85% p.a.	12/4/2002	12/4/2012	4/12/2007
Notes	EUR	300	300	5.375% p.a.	12/13/2002	12/13/2012	(*)
Notes	EUR	350	350	up to 9/6/2010 excluded: 3.75% p.a. subsequently: 3 months Euribor + 1.05% p.a.	6/9/2003	6/9/2015	9/6/2010
Notes	GBP	238	165	up to 18/03/2019 excluded: 5.625% p.a. subsequently: 3 month Sterling LIBOR +1.125 p.a.	3/18/2004	3/18/2024	18/3/2019
Notes	EUR	700	700	up to 28/06/2011 excluded: 3 months Euribor + 0.30% p.a. subsequently: 3 months Euribor + 0.90% p.a.	6/28/2004	6/28/2016	28/6/2011
Debenture loan	EUR	129	134	up to 3/8/2009 excluded: 3.72% p.a. subsequently: 6 months Euribor + 0.60% p.a.	8/3/2004	8/3/2014	3/8/2009
Debenture loan	EUR	20	20	up to 1/8/2010 excluded: 2.90% p.a. subsequently: 6 months Euribor + 0.74% p.a.	8/1/2005	8/1/2015	8/1/2010
Notes	EUR	500	500	up to 2/3/2015 excluded: 3.75% p.a. subsequently: 3 months Euribor + 0.89% p.a.	3/2/2005	3/2/2020	3/2/2015
Notes	EUR	750	750	up to 20/2/2013 excluded: 3 months Euribor + 0.25% p.a. subsequently: 3 months Euribor + 0.85% p.a.	2/20/2006	2/20/2018	2/20/2013
Notes	EUR	500	500	up to 19/4/2011 excluded: 3 months Euribor + 0.20% p.a. subsequently: 3 months Euribor + 0.80% p.a.	4/19/2006	4/19/2016	4/19/2011
Notes	EUR	500	500	up to 26/6/2013 excluded: 4.375% p.a. subsequently: 3 months Euribor + 1.00% p.a.	6/26/2006	6/26/2018	6/26/2013
Total subordinated liabilities (tier 2)		*5,803*					
Notes	EUR	550	550	3 months Euribor + 0.15% p.a.	12/20/2005	1/7/2008	(*)
Notes	EUR	50	50	up to 14/11/2004: 1.44289 % p.a. subsequently: 1.50 % p.a.	6/26/2003	11/15/2007	(*)
Total tier 3 subordinated liabilities		*600*					
Total		7,403					

(*) Early redemption of the loan is not provided for.

During the first half of the year SANPAOLO IMI issued new subordinated loans for 1,750 million in the form of tier 2 subordinated loans.

Subordinated liabilities not included in the composition of the regulatory capital amount to 330 million euro, excluding tier 3 subordinated liabilities.

Tier 2 subordinated loans provide that:

- where permitted, early redemption can only take place on the initiative of the Bank and with prior authorization by the Regulatory Authority;
- the loan period must not be less than five years; if no maturity is stated, the contract must state that a notice period of at least five years has to be given;
- in the event that the Bank is put into liquidation, the loans can only be reimbursed once all other creditors which are not similarly sub-ordinated, have been satisfied.

Tier 3 subordinated loans, issued to cover market risks, meet the following conditions:

- the original duration is not less than two years;
- the payment of interest and capital shall be suspended should the capital requirements of SANPAOLO IMI fall below 7% on an individual basis or 8% on a consolidated basis;
- in the event that the Bank is put into liquidation, the loan can only be reimbursed once all other creditors which are not similarly subordinated, have been satisfied.

On the basis of the break-down of the Bank's shareholders' equity as at 30 June 2006 as indicated above, and on the assumption that distribution of profits will be in line with the pay-out ratio for the previous year, the structure of the Bank's regulatory capital may be broken down as follows:

B Quantitative information (€/mil)

	Total 30/06/2006	Total 31/12/2005
Tier 1 capital	10,935	10,458
Tier 2 capital	5,537	3,843
Items to be deducted from tier 1 and tier 2 capital	(897)	(845)
Regulatory capital	**15,575**	**13,456**

2.2 Adequacy of equity

A. Qualitative information

Weighted assets as at 30/6/06 were determined based on new regulatory instructions issued by the Bank of Italy during the first half of the year.

The details of prudential requirements are provided below:

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B. Quantitative information (€/mil)

Category / Value	Unweighted amounts 6/30/2006	Unweighted amounts 12/31/2005	Weighted amounts/requirements 6/30/2006	Weighted amounts/requirements 12/31/2005
A. RISK ASSETS				
A.1 CREDIT RISK	**177,576**	**163,256**	**101,432**	**96,286**
STANDARD METHOD				
ON-BALANCE SHEET ASSETS	142,301	131,419	80,350	75,794
1 Loans (other than equities and other subordinated assets) to (or secured by):	112,029	102,339	59,808	55,850
1.1. Governments and central banks	14,607	13,095	16	22
1.2. Public entities	1,679	539	336	108
1.3. Banks	45,188	41,073	9,052	8,088
1.4. Other entities (other than residential and non-residential mortgage loans)	50,555	47,632	50,404	47,632
2 Mortgage loans on residential property	15,228	14,518	7,614	7,259
3 Mortgage loans on non-residential property	-	-	-	-
4 Shares, equity shareholdings and subordinated assets	10,692	10,813	10,765	10,817
5 Other assets	4,352	3,749	2,163	1,868
OFF-BALANCE SHEET ASSETS	35,275	31,837	21,082	20,492
1 Guarantees and commitments to (or secured by):	34,739	31,199	20,946	20,328
1.1. Governments and central banks	288	278	1	1
1.2. Public entities	209	204	42	41
1.3. Banks	11,539	11,724	2,112	1,294
1.4. Other entities	22,703	18,993	18,791	18,992
2 Derivative contracts to (or secured by):	536	638	136	164
2.1. Governments and central banks	-	-	-	-
2.2. Public entities	-	-	-	-
2.3. Banks	440	516	88	103
2.4. Other entities	96	122	48	61
B. REGULATORY CAPITAL REQUIREMENTS	X	X	**7,258**	**6,929**
B.1 CREDIT RISK	X	X	**7,100**	**6,740**
B.2 MARKET RISK	X	X	**158**	**189**
1 STANDARD METHOD	X	X	158	189
of which:				
+ position risk on debt securities	X	X	141	127
+ position risk on equities	X	X	-	46
+ exchange rate risk	X	X	-	-
+ other risks	X	X	17	16
2 INTERNAL MODELS	X	X	-	-
of which:				
+ position risk on debt securities	X	X	-	-
+ position risk on equities	X	X	-	-
+ exchange rate risk	X	X	-	-
B.3 OTHER MINIMUM REQUIREMENTS	X	X	-	-
B.4 TOTAL REGULATORY REQUIREMENTS (B1+B2+B3)	X	X	**7,258**	**6,929**
C RISK ASSETS AND REGULATORY RATIOS	X	X	-	-
C.1 Risk-weighted assets	X	X	103,689	98,982
C.2 Tier 1 capital/Weighted risk assets (tier 1 capital ratio)	X	X	**10.55%**	**10.57%**
C.3 Regulatory capital/Weighted risk assets (total capital ratio)	X	X	**15.17%**	**13.79%**

PART G – BUSINESS COMBINATIONS CONCERNING COMPANIES OR BUSINESS BRANCHES

SECTION 1 – OPERATIONS CARRIED OUT DURING THE PERIOD

Consistent with the "national territorial bank" model, which provides for the identification of one unique brand for each area, specifically as regards the reorganization of the Group's presence in the regions of Marche, Abruzzo and Molise ("Adriatic areas"), in the first half 2006, SANPAOLO IMI concluded the following operations:

- on 17 June 2006, the merger through incorporation of Banca Popolare dell'Adriatico, a wholly owned company;
- on 18 June 2006, the transfer to Sanpaolo Banca dell'Adriatico, a new wholly owned commercial bank, of the company branch composed of 199 total branches operating in the three regions of the Adriatic area (130 from the incorporated bank, and 69 previously under SANPAOLO IMI).

Among the IAS/IFRS approved by the EU and those not yet approved, as well as among the Exposure Drafts approved by IASB, there is currently no reference legislation providing criteria for recording business combination transactions between companies belonging to the same Group (under common control), such as the case in point.

As there is no reference principle, IAS 1 requires that the company's management define its own accounting standards so as to ensure the best reporting, considering the guidelines provided by the other IAS/IFRS for similar cases and the provisions of other bodies responsible for defining accounting standards.

Taking into account the provisions of other international accounting standards, as well as considering that, substantially, this transaction merely represents a simple company reorganization (as is also evident for the purposes of the consolidated financial statements), the recording of the operation in continuity with accounting values was deemed correct. This was also considered in line with the provisions of the Italian Civil Code and the guidelines of the Italian Accounting Standards Authority.

The merger by incorporation had accounting effect and tax effect back dated to 1 January 2006, and led to the recording of a difference from write-backs of 130 million euro, determined by the difference between the book values of the equity shareholdings in the incorporated company (372 million euro) and the net shareholders equity of the same as at 31/12/05 net of equity reserves distributed during the half year, and net of valuation reserves provided by IAS/IFRS, equal to 242 million euro; thus, in application of the criteria of merger neutrality and continuity.

The merger difference was recorded in the financial statements of the merging company, as an increase in intangible fixed assets relating to goodwill, with the expectation that the increased book value of the equity shareholding compared to net shareholders' equity will be justified by the increased economic value of the investment. This has also been confirmed by the appraisal of an external expert during the Public Offer launch on the capital of the company in the last few years.

File No. 82-35020

The merged financial position, resulting from the accounting records of the incorporated company on the effective date of the merger (17 June 2006) was broken down as follows:

		€/mil.
ASSETS		
Cash		41
Financial assets held for trading		28
Available-for-sale financial assets		7
Due from banks		72
Loans to customers		2,618
Hedging derivatives		5
Tangible assets		39
Tax assets		29
Other assets		520
Total assets		**3,359**
LIABILITIES		
Deposits from banks		1
Customer deposits		1,906
Securities issued		579
Financial liabilities held for trading		16
Hedging derivatives		2
Fair value changes of generically hedged financial liabilities		-2
Tax liabilities		10
Other liabilities		507
Liabilities for termination indemnities		32
Allowances for risks and contingencies:		53
- post-retirement benefit obligations	*32*	
- other funds	*21*	
Valuation reserves: actuarial losses		-2
Reserves		46
Additional paid-in capital		83
Capital		113
Profit for 2006		15
Total liabilities		**3,359**

The profit maturing as regards the balance sheet movements of the incorporated company in the period from 1/01/06 - 17/06/06, expecting the retroactive accounting and tax effects of the merger as at 1 January 2006, was recorded by distinct cost and income components in the accounting records of the merging company. Similarly, the evaluation effects which, based on the international accounting standards, must be recorded under net shareholders' equity were also recorded.

For the purposes of complete reporting, the economic items regarding the incorporated company which had an effect on the statement of income of SANPAOLO IMI for the first half of 2006 are illustrated below:

		€/mil.
COSTS		
Interest expenses and similar charges		20
Commission expense		2
Net adjustments to loans		9
Operating costs:		53
Personnel costs	*34*	
Other administrative costs	*19*	
Net provisions for risks and charges		2
Adjustments to tangible assets		1
Total costs		**87**
REVENUES		
Interest income and similar revenues		67
Commission income		29
Profits (losses) on financial trading activities		2
Profit on disposal of investments		3
Income taxes		1
Total revenues		**102**
Profit for 2006		**15**

The day following the date of legal effect of the merger by incorporation, SANPAOLO IMI subscribed a capital increase of Sanpaolo Banca dell'Adriatico for a total of 386 million euro, of which 248 million euro for the share capital increase and 138 million euro as a share premium, through the transfer of the company branch mentioned in the introduction, and composed as follows:

		€/mil.
ASSETS		
Cash		48
Financial assets held for trading		23
Due to banks		3
Gross loans to customers		3,787
Hedging derivatives		1
Intangible assets: goodwill		133
Tax assets		11
Other assets		608
Total assets		**4,614**
LIABILITIES		
Deposits from banks		1,072
Customer deposits		2,275
Securities issued		117
Financial liabilities held for trading		24
Fair value changes of generically hedged financial liabilities		-2
Hedging derivatives		1
Other liabilities		669
Employee termination indemnities		49
Allowances for risks and contingencies:		23
- post-retirement benefit obligations	*2*	
- other funds	*21*	
Total liabilities		**4,228**
Shareholders' equity of transfer		**386**
Total liabilities and shareholders' equity		**4,614**

It is noted that following the transfer the valuation reserves regarding actuarial losses related to liabilities involved in the transfer were reversed by the merging company, along with the related deferred taxes, to counterbalance the share premium reserves.

The intangible fixed assets transferred, equal to 133 million euro, are attributable to the valuation of goodwill of the transferred company branch, as given by the appraisal pursuant to art. 2343 Italian Civil Code.

File No. 82-35020

PART H – TRANSACTIONS WITH RELATED PARTIES

Transparency procedures

SANPAOLO IMI has identified the Bank's related parties and has defined a Group procedure for decisions regarding transactions with such parties, aimed at establishing specific competencies and responsibilities, as well as showing the information flows between the Bank structures and its direct and indirect subsidiaries.

Under the procedure, and in line with the provisions of the Code of Conduct, transactions with related parties deemed significant on the basis of analytical thresholds, depending on the type of transaction and counterparty, and reported to the Parent Bank are resolved on by the Board of Directors, following examination by the Technical Audit Committee. The significant transactions undertaken by the subsidiaries with the Parent Bank's related parties are resolved upon by the Board of Directors of the subsidiary company, which must submit the proposal in advance to ensure it is in conformity with the Parent Bank.

In addition to observing the specific decision-making procedure, the Parent Bank structures and the subsidiaries which initiate transactions with related parties must submit a quarterly report so that the Bank may fulfill the obligations of art. 150 of D.Lgs. 58/1998 (on the subject of reporting to the Board of Statutory Auditors) and must fulfill the immediate or periodic reporting requirements in relation to the market. In particular, the market is advised of transactions that are individually significant pursuant to art. 71 bis of the Issuers Regulations.

The preliminary stage of the transactions to be undertaken with related parties follows the same process as granting loans reserved for other non-related parties with the same credit rating. Infra-group financing is subject to specific limits, in order to comply with the supervisory regulations of the Bank of Italy.

Further information can be found in the "Report on Corporate Governance" and the 2005 Annual Report.

With regard to transactions with entities that carry out functions of management, administration and control of the Bank, in addition to the application of art. 2391 of the Italian Civil Code, the special regulations on the obligations of banking representatives set forth in art. 136 of D.Lgs. no. 385/1993 and the Surveillance Instructions (Consolidated Banking Law) also apply; they require, in any case, the prior unanimous approval by the Board of Directors, and the unanimous approval of the Board of Statutory Auditors. Those who carry out administrative, management and control functions at Group banks or companies may not undertake obligations or acts of buying or selling, directly or indirectly, with the relevant company, or undertake financial transactions with another Group company or bank without a decision by the appropriate bodies of the contracting company or bank, taken as set forth above. In these cases, furthermore, the obligation or act must have the approval of the Parent Bank issued by the Board of Directors.

File No. 82-35020

1. Information on remuneration of directors and executives

Given the current organizational structure, within "executives with strategic responsibilities" (hereafter "key managers"), pursuant to IAS 24, the Bank decided to include Directors, Statutory Auditors, the General Manager of the Parent Bank, the Managers of the Divisions and central structures of the Parent Bank reporting directly to the Managing Director or General Manager, as well as the Manager of the business sector Savings and Assurance due to its particular importance at the consolidated level.

Below are the principal benefits recognized by the bank to the key managers under the various forms summarized in the table.

(€/mil)

	30/06/2006
Short term benefits (1)	13
Benefits following employee termination (2)	-
Other long term benefits (3)	-
Employee termination indemnity (4)	-
Stock option plans (5)	2
Other remuneration (6)	-
Total remuneration paid to executives with strategic responsibilities	15

(1) Includes fixed and variable fees of directors that may be assimilated with cost of work and social security charges paid by the company for its employees.

(2) Includes company contribution to pension funds and allocation to employee termination indemnity pursuant to legislation and company regulations.

(3) Includes estimate of allocations for length of service awards for employees.

(4) Includes fees paid for early retirement incentive.

(5) Includes cost for stock option plans determined on the basis of IFRS 2 criteria and charged to financial statements.

(6) Refers to compensation paid to members of Board of Auditors.

Below are the details and the evolution of the stock option plans assigned to key managers.

Evolution of stock option plans in HI 2006

	Number of shares	Average exercise price (€)	Market price (€)
Rights existing as at 31/12/2005	5,435,000	12,2194	13.201 (a)
Adjustments for changes in field of reference (b)	-765,000	-	-
Rights existing as at 31/12/2005 based on the updated field of refen	4,670,000	12,2383	-
Rights exercised in HI 2006	-545,000	11,9527	-
Rights expired (c)	-	-	-
Rights expired in HI 2006 (d)	-	-	-
Rights assigned in HI 2006	-	-	-
Rights existing as at 30/06/2006	4,125,000	12,2760	13.830 (e)
Of which: exercisable as at 30/06/2006	-	-	-

(a) Reference price as at 30/12/2005.

(b) The field of reference was updated based on changes in the organizational structure that took place in HI 2006.

(c) Concerning rights no longer exercisable following expiry of exercising deadline.

(d) Concerning rights no longer exercisable following expiry of employee termination indemnity.

(e) Reference price as at 30/06/2006.

Break-down of rights by exercise price and residual maturity.

Exercise prices (€)	Minimum contractual residual maturity		Total	*of which: exercisable as at 30/06/2006*	
	May 2005 - March 2007 (a)	May 2009 - April 2012		Total	Average residual contractual maturity
7,1264	25,000	-	25,000	-	-
12,3074	-	4,100,000	4,100,000	-	-
Total	25,000	4,100,000	4,125,000	-	-

(a) Original expiry March 2007, deferred to May 2007 by resolution of the Board of Directors on 25 January 2005

See Part I of these Explanatory Notes for the details on the stock option plans reserved to the managers, the Chairman and Managing Directors of SANPAOLO IMI.

2. Information on transactions with related parties

2.1 Transactions of atypical and/or unusual nature

During the first half of 2006, no transactions of "atypical or unusual nature" were carried out by the Parent Bank, the relevance/importance of which might give rise to doubts with regard to the safety of the net shareholders' equity or the protection of minority interests, either with related parties or with persons other than related parties.

2.2 Transactions of ordinary or recurrent nature

Non-atypical or non-unusual transactions entered into with related parties fall within the scope of the ordinary activities of SANPAOLO IMI and are usually entered into at market conditions, based on valuations of mutual economic convenience, in line with the internal procedures mentioned above.

In the 1st half of 2006 there are no provisions for doubtful loans related to balances in existence with related parties and no losses registered in the year in connection with uncollectible or doubtful loans due from related parties.

Below are the principal terms of reference of the operations of each category of related party, on the basis of the entities indicated in IAS 24; see the paragraph above for information on payments to directors and management.

2.2.1 Transactions with shareholders

Being connected to the ownership structure of SANPAOLO IMI and thus to the shareholders' agreements entered into on 21 April 2004, while excluding a check, even joint, on the individual shareholders that were parties to those agreements, nonetheless, opting for maximum transparency, the parties to those agreements were included in the list of related parties, as it was not possible to exclude the reconstruction of a position of "significant influence" on the Bank involving those parties. This resulted in the inclusion of entities that exercise control on the important shareholders as well as, with reference to the investment relationships of the important shareholders, the parties controlled by the significant shareholders since they are subject to their direction, when they make any significant transactions.

The transactions with those shareholders fall under the Bank's ordinary activity and are entered into at the same market conditions applied to other non-related parties enjoying the same credit rating.

The following table summarizes the relationships with Shareholders at 30/06/06 and the economic effects of the transactions undertaken during the period.

Shareholders	30/06/2006 (€/mil)
Total financial assets	674
Total financial liabilities	28
Total interest income	1
Total commission income	1

2.2.2 *Transactions with executives with strategic responsibilities*

The relations between the SANPAOLO IMI Group and key managers occur within the normal activities of the Group and are entered into by applying, where appropriate, the agreements made available to all employees, and maintaining complete transparency; or, in relation to independent representatives with whom there is a fixed-term contract in place, applying the conditions available to consultants of the same standing, in full observance of the relevant laws.
The following table summarizes the relationships in place at 30/06/06 with executives with strategic responsibilities, and the economic effects of the financial period, including what is set out in the previous chapter on the payments to directors and management.

Executives with strategic responsibilities	30/06/2006 (€/mil)
Total financial assets	1
Total financial liabilities	7
Total operating costs	(15)

2.2.3 *Transactions with subsidiaries and associated companies*

Infragroup transactions lie within the scope of the normal operations of a multifunction bank. They are usually regulated on the conditions at which the Parent Bank accesses the reference markets; which are not necessarily the same conditions that would be applicable if the counterparties operated independently. These conditions are, in any case, applied in compliance with the substantial correctness criteria and with the aim of creating value for the Group.

Infragroup transactions concern mainly:
- the support given by SANPAOLO IMI to the financial needs of the other Group companies by providing risk capital and loans and by subscribing securities issued by the subsidiaries;
- the channeling of foreign funding by specialist Group companies (Sanpaolo IMI US Financial Co., Sanpaolo IMI Bank International S.A., Sanpaolo IMI Capital Company I L.l.c., Sanpaolo IMI Bank Ireland P.l.c., Sanpaolo Bank S.A.) in favor of the Parent Bank and, to a minor extent, of other subsidiaries;
- the use of subsidiaries' liquidity at the Parent Bank;
- the outsourcing relationships that regulate auxiliary activities provided by the Parent Bank mainly to the bank network. In particular, the services provided concern the management of the IT platform, back office, property services, logistics as well as commercial, administrative and control support and consultancy. In H1 2006 outsourced services were provided for 208 million euro;
- the agreements with Group companies on distribution of products and/or services or, more generally, infra-group support and consultancy;
- financial settlements provided for by agreements entered into with Group companies taking part in national tax consolidation.

The Table below summarizes the relationships with subsidiary and associated companies as at 30 June 2006 and the economic effects of the transactions undertaken during the period.

(€/mil)

Subsidiary companies	30/06/2006
Total financial assets	36,934
Total other assets	409
Total financial liabilities	36,349
Total other liabilities	210
Total interest income	803
Total interest expense	(752)
Total commission income	347
Total commission expense	(9)
Total other revenues (a)	805
Total other costs	(699)

(a) Including income from outsourcing contracts for 208 million euro.

(€/mil)

Associated companies	30/06/2006
Total financial assets	770
Total financial liabilities	101
Total interest income	9
Total interest expense	1

The Parent Bank's assets, liabilities and operating profits pertaining to subsidiaries, associated companies and other companies subject to significant influence as a percentage of the relative total figures as at 30/06/2006.

(€/mil)

	Attività			Passività			Proventi/Oneri		
	Attività verso imprese controllate e sottoposte ad influenza notevole	Totale dell'attivo al 30/06/06	% di incidenza	Passività verso imprese controllate e sottoposte ad influenza notevole	Totale del passivo al 30/06/06	% di incidenza	Proventi netti verso imprese controllate e sottoposte ad influenza notevole	Utile della operatività corrente al 30/06/06 (a)	% di incidenza
Imprese del Gruppo	37,343	149,776	24.9%	36,559	149,776	24.4%	495	787	62.9%
Altre Imprese sottoposte a influenza notevole	770	149,776	0.5%	101	149,776	0.1%	8	787	1.0%

(a) L'utile della operatività corrente è stato calcolato assumendo come riferimento la voce 250 del conto economico al 30/06/2006, dedotti i dividendi ricevuti dalle partecipate (€ 1.257 milioni).

2.2.4 *Transactions with joint ventures*

At 30/06/06 there were no significant relations with joint venture companies and there were no economic effects arising out of the operations undertaken with these companies.

2.2.5 *Transactions with other related parties*

The category "other related parties" includes the Bank's Pension funds, the close relatives of the key managers, the subjects controlled by or connected with them and the subjects controlled by the Shareholders as defined above.

The following table summarizes the relationships with other related parties as at 30 June 2006.

	(€/mil)
Other related parties	30/06/2006
Total financial assets	91
Total financial liabilities	80

2.3 *Significant transactions*

During the last six months, no significant transactions were entered into with related parties.

However, certain relevant transactions are highlighted below:

- with the completion of operations to found New Step-currently Eurizon Financial Group S.p.A. (Eurizon)-in November 2005, and subsequent concentration in the new company of the insurance activities of Assicurazioni Internazionali di Previdenza S.p.A. and the asset gathering activities of Banca Fideuram S.p.A., the Board of Directors of the Parent Bank passed a resolution on 24 January 2006 to launch a further phase of development of the Savings and Assurance Business Division. This phase entailed the concentration of asset management activity of Sanpaolo IMI Asset Management SGR S.p.A. and its subsidiaries (Sanpaolo IMI Alternative Investments SGR S.p.A. and Sanpaolo IMI Asset Management Luxembourg S.A.) in the Division. Said concentration was completed through the sale of San Paolo IMI Asset Management by SANPAOLO IMI S.p.A. to Eurizon for 1.9 billion euro in June. This transaction was preceded by the Bank's subscription of an increase in Eurizon's share capital for the same amount (including the share premium); for the accounting methods applied to this transaction, the reader is referred to Section 10 - Assets of these Explanatory Notes;
- on 8 February 2006 SANPAOLO IMI sold its 2.2% equity shareholding in Aeroporto G. Marconi di Bologna to Imi Investimenti for 3.5 million euro and realized a capital gain of 3.3 million euro. This exchange, which is part of the Group's efforts towards rationalization of its equity shareholding portfolio, was based on criteria of fairness provided for by regulations governing intra-group operations between related parties, with particular reliance on the market multiple method for comparable companies;
- on 27 June 2006 SANPAOLO IMI sold its 12.33% equity shareholding in Centro Leasing to Banca CR Firenze S.p.A. for consideration of 21.2 million euro and realized a capital gain of 6.6 million euro. The operation was finalized under conditions of fairness (the transfer price was equal to the withdrawal price formally approved by the company officers upon its transformation into a bank, determined on the basis of a valuation prepared by an independent expert);
- on 30 June 2006, SANPAOLO IMI sold its equity shareholding in SCH (0.8%) to its subsidiary Sanpaolo Imi International as part of the process of turning the latter into a vehicle for the management of minority interest equity shareholdings. The sale was transacted at the market price on the date of settlement (11.05 euro p.a.). The sale, which totaled 581 million euro, led to a capital gain of 239 million euro, and was recorded only in the Statement of Income of Sanpaolo IMI, whereas at the consolidated level it was reversed with reestablishment of the corresponding AFS reserve. Sanpaolo Imi International financed its acquisition of the equity shareholding in question through the issue of a profit participating bond subscribed to by the Bank.

PART I – PAYMENT AGREEMENTS BASED ON OWN FINANCIAL INSTRUMENTS

A. Qualitative information

1. Description of payment agreements based on own financial instruments

Stock option

At the Shareholders' Meeting of 31 July 1998, the shareholders authorized the Board of Directors to implement plans for a stock option program for Group executives, by raising increases in paid capital of up to a maximum amount subsequently defined as 40 million euro, corresponding to 14,285,714 shares.

By virtue of this authorization the Board of Directors:
- on 18 December 2001 approved a stock option plan, assigning 171 Group executives, of which about 40 were employed by subsidiaries, 4,030,000 rights, exercisable after the dividend issue for the financial year 2003 and not after 31 March 2006, at a price of 12.7229 euro.

At the Shareholders' Meeting of 30 April 2002, the shareholders renewed the Board of Directors' authorization to implement plans for stock option programs for Group executives, by raising increases in paid capital of up to a maximum amount of 51,440,648 euro, corresponding to 18,371,660 shares.

By virtue of this authorization the Board of Directors:
- on 17 December 2002 launched a new stock option plan, assigning 291 Group executives, of which about 77 were employed by subsidiaries, according to the role they occupy, 8,280,000 rights, exercisable after the dividend issue for the financial year 2004 and not after 31 March 2007 (extended to 15 May 2007 by resolution of the Board of Directors on 25 January 2005), at a price of 7.1264 euro;
- on 14 November 2005 launched a new stock option plan with the goal of sustaining the Group's Industrial Plan and of encouraging management activities aimed at reaching three-year objectives and a further increase in the share value. The rights were assigned to 48 executives who occupy key positions within the Group and have a strong influence on strategic decisions aimed at achieving the objectives in the Industrial Plan and at increasing the value of the Group. The 2006-2008 plan includes the assignment of 9,650,000 rights exercisable after the dividend issue for the financial year 2008 and not after 30 April 2012, at an exercise price of 12.3074 euro.

B. Quantitative information

1. Changes for the period

In compliance with the provisions of IFRS 2, below is the information on the evolution and details of the stock option plans in favor of the Bank's managers, the Chairman and the Managing Directors, including the key managers (see the information in Part H of these Explanatory Notes).

Evolution of stock option plans in H1 2006

	Number of shares	Average exercise price (€)	Market price (€)
Rights existing as at 31/12/2005	11,529,000	12,3104	13.201 (a)
Adjustments for changes in field of reference (b)	-275,000		
Rights existing as at 31/12/2005 based on the updated field of referenc	11,254,000	12,2964	
Rights exercised in H1 2006	-3,938,000	12,4287	
Rights expired (c)	-		
Rights expired in H1 2006 (d)	-		
Rights assigned in H1 2006	-		
Rights existing as at 30/06/2006	7,316,000	12,2253	13.830 (e)
Of which: exercisable as at 30/06/2006	-		

(a) Reference price as at 30/12/2005.
(b) The field of reference was updated based on changes in the organizational structure that took place in H1 2006.
(c) Concerning rights no longer exercisable following expiry of exercising deadline.
(d) Concerning rights no longer exercisable following expiry of employee termination indemnity.
(e) Reference price as at 30/06/2006.

Break-down of rights by exercise price and residual maturity

Exercise prices (€)	Minimum contractual residual maturity		Total	*of which: exercisable as at 30/06/2006*	
	May 2005 - March 2007 (a)	May 2009 - April 2012		Total	Average residual contractual maturity
7,1264	116,000	-	116,000	-	-
12,3074	-	7,200,000	7,200,000	-	-
Total	**116,000**	**7,200,000**	**7,316,000**	-	-

(a) Original expiry March 2007, deferred to May 2007 by resolution of the Board of Directors on 25 January 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE LIMITED REVIEW OF THE FINANCIAL STATEMENTS AS AT 30 JUNE 2006

To the Directors of
Sanpaolo IMI S.p.A.

1. We have performed a limited review of the interim financial statements as at 30 June 2006 pursuant to article 2501-quater of the Civil Code consisting of balance sheet, statement of income, statement of changes in shareholders' equity and statement of cash flows (hereinafter "accounting statements") and explanatory notes of Sanpaolo IMI S.p.A.. The financial statements as at 30 June 2006 pursuant to article 2501-quater of the Civil Code is the responsibility of Sanpaolo IMI S.p.A.'s Directors. Our responsibility is to issue this report based on our limited review. We have also checked the part of the notes related to the information on operations for the sole purpose of verifying the consistency with the remaining part of the financial statements as at 30 June 2006 pursuant to article 2501-quater of the Civil Code.

2. Our work was conducted in accordance with the criteria for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with resolution no. 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the data contained in the interim financial statements. The limited review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike the audit on the annual financial statements, we do not express a professional audit opinion on the financial statements as at 30 June 2006 pursuant to article 2501-quater of the Civil Code.

3. Regarding the comparative data of the prior year financial statements presented in the "accounting statements", reference should be made to our report dated 11 April 2006. The comparative data as at 30 June 2005 presented in the "accounting statements" have been reviewed by us for the purpose of the limited review of the "accounting statements" and of the explanatory notes as at 30 June 2006.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma 43100 Viale Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Grazioli 73 Tel. 0461237004 – Treviso 31100 Viale Felissent 90 Tel. 0422696911 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 – Udine 33100 Via Poscolle 43 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

4. Based on our review, no significant changes or adjustments came to our attention that should be made to the "accounting statements" and explanatory notes, identified in paragraph 1 of this report, in order to make them consistent with the international accounting standard IAS 34.

Turin, 23 October 2006

PricewaterhouseCoopers SpA

Signed by
Sergio Duca
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

PROSPECTUS



BANCA INTESA S.p.A.

(incorporated as a società per azioni in the Republic of Italy)

as Issuer and, in respect of Notes issued by Intesa Bank Ireland p.l.c., as Guarantor and

INTESA BANK IRELAND p.l.c.

(incorporated with limited liability in Ireland under registered number 217741)

as Issuer

€35,000,000,000
Global Medium Term Note Programme

Under the €35,000,000,000 Global Medium Term Note Programme (the "**Programme**") described in this Prospectus, Banca Intesa S.p.A. ("**Banca Intesa**") and Intesa Bank Ireland p.l.c. ("**IBI**") (together, the "**Issuers**" and, each of them, an "**Issuer**") may issue notes ("**Notes**") on a continuing basis to one or more of the Dealers named on page 26 and any additional Dealer appointed under the Programme from time to time (each a "**Dealer**" and together the "**Dealers**"). References in this Prospectus to the "**relevant Dealer**" shall be, in the case of an issue of Notes to more than one Dealer, to the lead manager of such issue and, in the case of an issue of Notes to one Dealer, to such Dealer.

The Notes will be constituted by an amended and restated trust deed dated 20th October, 2006 (as amended, supplemented and/or restated from time to time, the "**Trust Deed**") between the Issuers and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**"). The payments of all amounts due in respect of the Notes issued by IBI ("**Guaranteed Notes**") will be unconditionally and irrevocably guaranteed by Banca Intesa pursuant to the Trust Deed.

Pursuant to the Programme, the Issuers may issue Notes denominated in any currency agreed with the relevant Dealer. Notes issued under the Programme will not have denominations of less than €1,000. The aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €35,000,000,000 (or its equivalent in other currencies calculated as described herein).

An investment in Notes issued under the Programme involves certain risks. For a discussion of these risks, see "Risks Factors" on page 18.

This Prospectus has been approved as a base prospectus issued in compliance with Directive 2003/71/EC (the "**Prospectus Directive**") by the *Commission de Surveillance du Secteur Financier* (the "**CSSF**") in its capacity as competent authority in Luxembourg for the purposes of the Prospectus Directive. Application has been made by the Issuers for Notes during the period of twelve months after the date hereof to be listed on the Official List of the Luxembourg Stock Exchange and admitted to trading on the regulated market of the Luxembourg Stock Exchange. In addition, pursuant to Article 18 of the Prospectus Directive, the Issuers have requested the CSSF to issue a certificate of approval of this Prospectus, together with a copy of this Prospectus, to the Irish Financial Services Regulatory Authority in its capacity as competent authority in Ireland.

The Programme also allows for Notes to be unlisted or to be admitted to listing, trading and/or quotation by such other or further listing authorities, stock exchanges and/or quotation systems as may be agreed with the Issuer.

Under current legislation in Italy, payments of interest, premium or other income relating to Notes issued by the Issuer are subject in certain circumstances to Italian substitute tax (*imposta sostitutiva*) at a rate of 12.5 per cent. In addition, Notes with an original maturity of less than 18 months or which qualify as atypical securities are subject to a withholding tax at the rate of 27 per cent. in respect of interest and premium (if any). The Issuer will not be liable to pay any additional amounts to Noteholders in relation to any substitute tax or withholding described above. For additional information, see "Taxation".

Joint Arrangers

Caboto
Deutsche Bank

Dealers

ABN AMRO
Barclays Capital
CALYON Corporate and Investment Bank
Commerzbank Corporates & Markets
Deutsche Bank
Goldman Sachs International
Lehman Brothers
Morgan Stanley
Banca Intesa S.p.A.
Caboto
Citigroup
Credit Suisse
Dexia Capital Markets
JPMorgan
Merrill Lynch International
The Royal Bank of Scotland
UBS Investment Bank

The date of this Prospectus is 20th October, 2006

TABLE OF CONTENTS

This Prospectus comprises a base prospectus for each Issuer for the purposes of Article 5.4 of the Prospectus Directive.

Each of Banca Intesa and IBI accepts responsibility for the information contained in this document. To the best of the knowledge of each of Banca Intesa and IBI, having taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Prospectus should be read and construed together with any supplements hereto and with any other documents incorporated by reference herein and, in relation to any Tranche (as defined herein) of Notes, should be read and construed together with the relevant Final Terms (as defined herein).

Each of Banca Intesa and IBI has confirmed to the Dealers that this Prospectus (including for this purpose, each relevant Final Terms) contains all information which is (in the context of the Programme, the issue, offering and sale of the Notes and the Guarantee of the Notes) material; that such information is true and accurate in all material respects and is not misleading in any material respect; that any opinions, predictions or intentions expressed herein are honestly held or made and are not misleading in any material respect; that this Prospectus does not omit to state any material fact necessary to make such information, opinions, predictions or intentions (in the context of the Programme, the issue, offering and sale of the Notes and the Guarantee of the Notes) not misleading in any material respect; and that all proper enquiries have been made to verify the foregoing.

No person has been authorised to give any information or to make any representation not contained in or not consistent with this Prospectus or any other document entered into in relation to the Programme or any information supplied by Banca Intesa or IBI or such other information as is in the public domain and, if given or made, such information or representation should not be relied upon as having been authorised by Banca Intesa, IBI, the Trustee or any Dealer.

No representation or warranty is made or implied by the Dealers or any of their respective affiliates, and none of the Dealers or any of their respective affiliates makes any representation or warranty or accepts any responsibility as to the accuracy or completeness of the information contained in this Prospectus. Neither the delivery of this Prospectus or any Final Terms nor the offering, sale or delivery of any Note shall, in any circumstances, create any implication that the information contained in this Prospectus is true subsequent to the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or that there has been no adverse change, or any event reasonably likely to involve any adverse change, in the condition (financial or otherwise) of Banca Intesa, IBI or Banca Intesa and its consolidated subsidiaries (the "**Banca Intesa Group**") since the date thereof or, if later, the date upon which this Prospectus has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct at any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Prospectus and any Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus or any Final Terms comes are required by each of Banca Intesa, IBI and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers, sales and deliveries of Notes and on the distribution of this Prospectus or any Final Terms and other offering material relating to the Notes, see "Subscription and Sale" and "Form of the Notes and Transfer Restrictions relating to U.S. Sales". In particular, neither the Notes nor the guarantee thereof have been or will be registered under the United States Securities Act of 1933 (as amended) (the "**Securities Act**") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons. Notes may be offered and sold outside the United States in reliance on Regulation S under the Securities Act ("**Regulation S**") and in the United States to qualified institutional buyers (as defined in Rule 144A under the Securities Act ("**Rule 144A**")) in reliance on Rule 144A.

In addition, prospective purchasers of Notes are hereby notified that a seller of Notes may be relying on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 144A.

Neither this Prospectus nor any Final Terms constitute an offer or an invitation to subscribe for or purchase any Notes and should not be considered as a recommendation by Banca Intesa, IBI, the Trustee, the Dealers or any of them that any recipient of this Prospectus or any Final Terms should subscribe for or purchase any Notes. Each recipient of this Prospectus or any Final Terms shall be taken to have made its own investigation and appraisal of the condition (financial or otherwise) of Banca Intesa, IBI and the Banca Intesa Group.

The maximum aggregate principal amount of Notes outstanding and guaranteed at any one time under the Programme will not exceed €35,000,000,000 (and for this purpose, any Notes denominated in another currency shall be translated into euro at the date of the agreement to issue such Notes (calculated in accordance with the provisions of the Dealer Agreement)). The maximum aggregate principal amount of Notes which may be outstanding and guaranteed at any one time under the Programme may be increased from time to time, subject to compliance with the relevant provisions of the Dealer Agreement as defined under "Subscription and Sale".

Each issue of Notes will be required to comply with Article 129 of Legislative Decree No. 385 of 1st September, 1993 (the "**Consolidated Banking Act**"). Notes may not be offered, sold or delivered in the Republic of Italy other than in circumstances permitted by applicable Italian securities laws and regulations such as the Regulations of the *Commissione Nazionale per le Società e la Borsa* ("**CONSOB**"). See "Subscription and Sale" below.

In this Prospectus, references to "**U.S.$**" or "**USD**" are to United States dollars, references to "**STG**" or "**£**" are to the lawful currency of the United Kingdom and references to "**EUR**", "**euro**", "**euros**" or "**€**" are to the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Communities, as amended.

Certain figures included in this Prospectus have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

In connection with the issue of any Tranche of Notes under the Programme, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes (provided that, in the case of any Tranche of Notes to be admitted to trading on a regulated market in the European Economic Area, the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

To permit compliance with Rule 144A under the Securities Act in connection with the resale of Notes that are "Restricted Securities" (as defined in Rule 144(a)(3) under the Securities Act), the Issuers will furnish upon the request of a holder of such Notes or of a beneficial owner of an interest therein, to such holder or beneficial owner or to a prospective purchaser designated by such holder or beneficial owner, the information required to be delivered under Rule 144A(d)(4) under the Securities Act and will otherwise comply with the requirements of Rule 144A(d)(4) under the Securities Act, if at the time of such request, the relevant Issuer is not a reporting company

under Section 13 or Section 15(d) of the United States Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), or exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT NOR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE OR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

SUMMARY

This Summary must be read as an introduction to this Prospectus. Any decision to invest in any Notes should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each EEA State no civil liability will attach to the persons responsible for this Summary in any such EEA State in respect of this Summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to information contained in this Prospectus is brought before a court in a EEA State, the claimant may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Words and expressions defined in the "Terms and Conditions of the Notes" or elsewhere in this Prospectus have the same meaning in this section.

Banca Intesa S.p.A.

Banca Intesa is the parent company of the Banca Intesa Group and is incorporated under the laws of Italy and registered at the Companies' Registry of Milan under registration number 00799960158. The former Banca Intesa Group was formed in January 1998 following the acquisition by Banca Intesa S.p.A. (formerly known as Banco Ambrosiano Veneto S.p.A.) of the entire issued share capital of Cassa di Risparmio delle Provincie Lombarde S.p.A. (**"Cariplo"**). During 1998 Banca Popolare Friuladria and Cassa di Risparmio di Parma e Piacenza also joined the Banca Intesa Group.

In December 1999 Banca Intesa finalised the exchange offer pursuant to which it acquired 70% of the outstanding ordinary shares and savings shares of Banca Commerciale Italiana S.p.A. (**"BCI"**) in exchange for the issue of new ordinary shares of Banca Intesa.

In October 2000 the Board of Directors of both Banca Intesa and BCI approved the merger by incorporation of BCI into Banca Intesa (the **"IntesaBci Merger"**), which was completed on 1st May, 2001. Following the IntesaBci Merger, Banca Intesa adopted a new corporate name, "Banca Intesa Banca Commerciale Italiana S.p.A." or, in short, "IntesaBci S.p.A." or "Banca Intesa Comit S.p.A".

On 1st January, 2003 the corporate name reverted to "Banca Intesa S.p.A." or, in short, "Intesa S.p.A." and consequently the Group name became "Gruppo Banca Intesa" or, in short form, "Gruppo Intesa". The registered office of Banca Intesa is Piazza P. Ferrari, 10, 20121 Milan and the telephone number of the registered office is 0039 02 87911.

The Banca Intesa Group is a full service Italian banking group that provides a wide range of retail and commercial banking and other financial services to its approximately 6.6 million retail customers and 900,000 corporate customers at home and its 5.2 million customers abroad. It relies on a network of over 3,100 branches located in all the Italian regions and 750 branches abroad. The Banca Intesa Group has significant retail banking interests outside Italy, mainly located in Central-Eastern Europe, and is present in approximately 20 countries with a specialist international network to facilitate the cross-border banking requirements of its corporate customer base.

The Banca Intesa Group's principal services are focused on deposit taking, lending, collection and payment services, investment banking, capital market services, global custody services, foreign currency transactions, leasing, factoring, private banking and wealth management. As at 30th June 2006, the Banca Intesa Group had total assets of €280 billion, loans to customers of €176 billion, direct customer deposits of €194 billion and customer deposits under administration of €489 billion. A detailed description of Banca Intesa Group's history, structure and activities is set out below.

The Banca Intesa Group operates through a customer-oriented organisational structure based on a parent company's divisional model made up of four business units that are responsible for all the

clients of the group: Retail, Corporate, Banca Intesa Infrastruttura e Sviluppo S.p.A., Italian Subsidiary Banks and International Subsidiary Banks.

Intesa Bank Ireland p.l.c.

Intesa Bank Ireland p.l.c. ("**IBI**"), a wholly-owned subsidiary of Banca Intesa, was incorporated in the Republic of Ireland on 26th May, 1994 as a public company with limited liability (under the Companies Acts 1963 to 1990, now the Companies Acts 1963 to 2005) under the name Comit Finance (Ireland) p.l.c. ("**CFI**"), under company registration number 217741. On 7th August, 1998, CFI changed its name to Banca Commerciale Italiana (Ireland) p.l.c. ("**BCI Ireland**") and on 3rd September, 1998, it was granted a banking licence by the Central Bank of Ireland (now known as the Irish Financial Services Regulatory Authority, as a constituent part of the Central Bank and Financial Services Authority of Ireland) ("**IFSRA**") under Section 9 of the Irish Central Bank Act, 1971.

Following the IntesaBci Merger, BCI Ireland acquired all of the assets of Banca Intesa S.p.A.'s Irish subsidiary Intesa Ireland p.l.c. and changed its name on 22nd August, 2001 to IntesaBci Bank Ireland p.l.c.. On 13th March 2003, the name was changed to Intesa Bank Ireland p.l.c..

The registered office of IBI is at AIB International Centre, I.F.S.C., Dublin 1, and its telephone number is: 00353 1 611 5000.

According to its Memorandum and Articles of Association, IBI is authorised to carry on the business of banking including taking deposits, making loans and advances, issuing guarantees and bonds, dealing in securities "and generally the transacting of all kinds of business carried on by bankers". The main activities of IBI are as follows:

- the arrangement, underwriting and provision of finance, principally targeted to major corporate clients and financial institutions, in both the Irish and international markets;
- specialist financial transactions including aircraft financing and other asset-based and structured products, and credit derivatives;
- the issue of guarantees, acceptance of customer deposits, and other wholesale banking business;
- management of a portfolio of debt securities, including Euro-denominated government securities, and issues by financial institutions and corporates, and associated with this activity, interest rate and currency swaps, and sale and repurchase transactions; and
- inter-bank money market operations and the issue of debt instruments for funding purposes, including subordinated debt issues and on-lending to other Banca Intesa Group entities.

Form of Notes

Notes may be issued in bearer form ("**Bearer Notes**") or registered form ("**Registered Notes**"), as specified in the relevant Final Terms. Bearer Notes will not be exchangeable for Registered Notes and Registered Notes will not be exchangeable for Bearer Notes. No single Series or Tranche may comprise both Bearer Notes and Registered Notes.

Currencies

Notes may be denominated in any currency, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements. Payments in respect of Notes may, subject to such compliance, be made in and/or linked to, any currency or currencies other than the currency in which such Notes are denominated.

Maturities

Any maturity, subject, in relation to specific currencies, to compliance with all applicable legal and/or regulatory and/or central bank requirements.

Denominations

Notes will be issued in such denominations as may be specified in the relevant Final Terms, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements and save that, subject to minimum denomination of Notes to be issued by IBI, the minimum denomination of each Note admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €1,000 (or, if Notes are denominated in a currency other than Euro, the equivalent amount in such currency).

Redemption

Notes may be redeemed at par or at such other Redemption Amount (detailed in a formula, index or otherwise) as may be specified in the relevant Final Terms. Notes may also be redeemable in two or more instalments on such dates and in such manner as may be specified in the relevant Final Terms.

Governing Law

The Notes and the Trust Deed will be governed by English law, save that the subordination provisions applicable to Banca Intesa Subordinated Notes and the subordination provisions which relate to the Subordinated Guarantee will be governed by, and construed in accordance with, Italian law and the subordination provisions applicable to IBI Subordinated Notes will be governed by, and construed in accordance with, Irish law.

Listing

The Luxembourg Stock Exchange and/or any other stock exchange (as may be agreed between Banca Intesa and/or IBI and the relevant Dealer and specified in the relevant Final Terms) or may be unlisted.

Risk Factors

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Material risks that may affect either Issuer's ability to fulfil its obligations under Notes issued under the Programme include the Banca Intesa Group's exposure to credit risk and credit losses, country risk, interest rate risk, funding and liquidity risk, market risk, currency risk and operational risks. Material risks relating to the structure of a particular issuance of Notes may (depending on the terms of the particular issue) include that the market price of the Notes may be volatile, the Notes may not pay interest or the payment of interest may depend on the market value of other securities, and payment of principal or interest may occur at different times or in a different currency from that expected. Please see the heading "Risk Factors".

Recent Events

On 12th October, 2006 the Board of Directors of Banca Intesa unanimously approved the project for the merger of Sanpaolo IMI into Banca Intesa in accordance with an exchange ratio of 3.115 Banca Intesa new ordinary shares for each Sanpaolo IMI ordinary and preferred share.

In connection with the merger project, the Board approved an agreement with Crédit Agricole for the sale of Banca Intesa's subsidiaries Cassa di Risparmio di Parma e Piacenza and Banca Popolare FriulAdria, the disposal of 193 Banca Intesa branches and the development of the partnership in asset management activities.

The new group's domestic network, made up of approximately 5,500 branches, will be extensive and well distributed throughout the country, serving approximately 12 million customers. The new group will also enjoy an outstanding presence in Central-Eastern Europe with a network of approximately 1,400 branches and 6 million customers (taking into account the acquisitions under way) of its banking subsidiaries operating in retail and commercial banking activities in 10 countries.

On the basis of the pro-forma consolidated figures as at 30th June, 2006 and taking into account the aforementioned planned disposals, the new Group will have total assets of approximately €547 billion, loans to customers of approximately €302 billion, direct customer deposits of approximately €321 billion and shareholders' equity (including net income for the period) of €52 billion.

Summary Consolidated Financial Information

The following tables present, for information purposes only, certain consolidated annual and half-yearly financial information relating to the Banca Intesa Group. The annual financial information relating to the years 2005 and 2004 has been derived from the 2005 annual report of Banca Intesa and the half-yearly financial information relating to the first six months of 2006 and 2005 is derived from its 2006 half-yearly report. Such financial information has been presented in reclassified form and, furthermore, is not derived directly from the audited consolidated annual financial statements of Banca Intesa or from its half-yearly financial statements. Furthermore, the 2004 annual financial information and the 2005 half-yearly financial information set out below has been restated in order to be more consistent for comparative purposes with the 2005 annual figures and the 2006 half-yearly figures, respectively. All the financial information below should be read in conjunction with the consolidated annual and half-yearly financial statements of the Banca Intesa Group, which are incorporated by reference in the Prospectus.

RECLASSIFIED CONSOLIDATED ANNUAL BALANCE SHEETS

Assets	*31/12/05 Unaudited*	*31/12/04(1) Unaudited*
	(in millions of Euro)	
Financial assets held for trading	51,067	57,810
Financial assets available for sale	4,379	4,883
Investments held to maturity	2,810	2,454
Due from banks	27,111	28,565
Loans to customers	169,478	159,369
Investments in associates and companies subject to joint control	2,091	2,174
Property, equipment and intangible assets	4,280	3,660
Tax assets	3,096	4,697
Non-current assets held for sale and discontinued operations	2,869	4,267
Other assets	6,354	6,721
Total Assets	**273,535**	**274,600**

Liabilities and Shareholders' Equity	31/12/05 *Unaudited*	31/12/04(1) *Unaudited*
	(in millions of Euro)	
Due to banks	31,771	34,220
Due to customers	187,590	180,521
Financial liabilities held for trading	21,249	30,033
Tax liabilities	1,091	1,356
Liabilities associated with non-current assets held for sale and discontinued operations	2,963	2,297
Other liabilities	8,531	8,586
Allowances for specific purpose	2,834	2,581
Share capital	3,596	3,561
Reserves	9,255	8,023
Valuation reserves	829	544
Minority interests	801	1,037
Net income	3,025	1,841
Total Liabilities and Shareholders' Equity	**273,535**	**274,600**

(1) Comparative figures restated in accordance with IFRS, including (i) estimated impact of application of IAS 39 (*Financial Instruments: Recognition and Measurement*), (ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and (iii) changes in the consolidation area.

RECLASSIFIED CONSOLIDATED ANNUAL STATEMENTS OF INCOME

	31/12/05 Unaudited	31/12/04[1] Unaudited
	(in millions of Euro)	
Net interest income	5,285	4,979
Dividends	12	12
Profits (Losses) on investments carried at equity	151	143
Net fee and commission income	3,904	3,473
Profits (Losses) on trading	675	656
Other operating income (expenses)	2	(6)
Operating income	10,029	9,257
Personnel expenses	(3,207)	(3,178)
Other administrative expenses	(1,795)	(1,812)
Adjustments to property, equipment and intangible assets	(514)	(517)
Operating costs	(5,516)	(5,507)
Operating margin	4,513	3,750
Goodwill impairment	(6)	
Net provisions for risk and charges	(416)	(296)
Net adjustments to loans	(715)	(806)
Net impairment losses on other assets	(28)	(77)
Profit (Losses) on investments held to maturity and on other investments	834	217
Income (Loss) before tax from continuing operations	4,182	2,788
Taxes on income from continuing operations	(1,082)	(792)
Income (Loss) after tax from discontinued operations	32	(49)
Minority interests	(107)	(106)
Net income	**3,025**	**1,841**

(1) Comparative figures restated in accordance with IFRS, including (i) estimated impact of application of IAS 39 (*Financial Instruments: Recognition and Measurement*), (ii) presentation of income (loss) after tax from discontinued operations, and (iii) changes in the consolidation area.

RECLASSIFIED CONSOLIDATED ANNUAL ECONOMIC AND FINANCIAL RATIOS

	31/12/05 Unaudited	31/12/04[1] Unaudited
Balance sheet ratios	(%)	
Loans to customers/Total assets	62.0	58.0
Investments[2]/Total assets	3.4	3.0
Direct customer deposits/Total assets	68.6	65.7
Asset under management/Indirect customer deposits	20.5	18.8
Statement of income ratios	(%)	
Net interest income/Operating income	52.7	53.8
Net fee and commission income/Operating income	38.9	37.5
Operating costs/Operating income	55.0	59.5
Net income/ Average total assets (ROA)	1.1	0.7
Net income/Average shareholders' equity (ROE)[3]	22.3	15.8
Adjusted net income/Adjusted average shareholders' equity (adjusted ROE)[4]	24.8	16.9
Income (Loss) before tax from continuing operations/ Risk-weighted assets[5]	2.2	1.5
	(in millions of Euro)	
Economic Value Added (E.V.A.)[6]	1,752	681
Risk ratios	(%)	
Net doubtful loans/Loans to customers	0.7	0.6
Cumulated adjustments on doubtful loans/Gross doubtful loans to customers	69.3	70.7
	(in millions of Euro)	
Capital at Risk (C.a.R.)[7] – average for the year	25.6	18.4
Capital at Risk (C.a.R.)[7] – year-end	36.6	16.5
Capital ratios[8]	(%)	
Tier 1 capital[9] net of preference shares/Risk-weighted assets (Core Tier 1)	7.10	6.69
Tier 1 capital[9]/Risk-weighted assets	7.94	7.64
Total capital[10]/Risk-weighted assets	10.34	11.02
	(in millions of Euro)	
Risk-weighted assets	190,038	182,042
	(in Euro)	
Basic earnings per share (basic EPS)[11]	0.470	0.292
Diluted earnings per share (diluted EPS)[12]	0.469	0.290

(1) Comparative figures restated in accordance with IFRS, including (i) estimated impact of application of IAS 39 (*Financial Instruments: Recognition and Measurement*), (ii) presentation of non-current assets held for sale and discontinued operations, related liabilities and income (loss) after tax from discontinued operations, and (iii) changes in the consolidation area.

(2) Investments include investments held to maturity, investments in associates and companies subject to joint control, property, equipment and intangible assets.

(3) Ratio between net income and weighted average of share capital, share premium reserve, reserves and valuation reserves.

(4) Ratio between net income inclusive of the change in the period in valuation reserves on assets available for sale and weighted average of share capital, share premium reserve, reserves and valuation reserves (excluding the aforementioned change in valuation reserves on assets available for sale).

(5) Total risk-weighted assets based on the relevant credit or market risk. The latter have not been restated to take into account changes in the consolidation area.

(6) The indicator represents the economic value generated in the year in favour of shareholders, being the portion of net income which remains after having remunerated shareholders' equity via the cost of capital. The latter represents the opportunity cost and is determined using the Capital Asset Pricing Model.

(7) The indicator probabilistically measures, in terms of average or period-end figures, market risks of the trading portfolio

defined as the sum of Value at Risk (VaR) in time-series simulation, delta-gamma-vega VaR (DGV) and correlated and non-correlated simulations on illiquid parameters, using a 99% confidence level and 1 working-day holding period.

(8) Figures for 2004 have not been restated to take account of changes in the consolidation area.

(9) Paid-in share capital, share premium reserve and reserves and retained earnings minus treasury shares, goodwill, intangible assets and after the application of so-called "prudential filters" set out by supervisory regulations.

(10) Tier 1 capital plus eligible subordinated liabilities, valuation reserves, with the application of so-called "prudential filters", net of equity investments as set out by supervisory regulations.

(11) Net income attributable to holders of ordinary shares compared to the weighted average number of ordinary shares outstanding.

(12) The dilution effect is connected to the issue of ordinary shares following the potential exercise of all the stock options set out in the relevant allocation plan.

RECLASSIFIED CONSOLIDATED HALF-YEARLY BALANCE SHEETS

Assets

	30/06/06 Unaudited	*31/12/05[1] Unaudited*
	(in millions of Euro)	
Financial assets held for trading	51,160	51,067
Financial assets available for sale	4,828	4,380
Investments held to maturity	2,479	2,810
Due from banks	29,338	27,184
Loans to customers	176,023	168,767
Investments in associates and companies subject to joint control	2,144	2,099
Property, equipment and in tangible assets	4,211	4,279
Tax assets	2,817	3,055
Non-current assets held for sale and discontinued operations	1,079	3,739
Other assets	6,118	6,380
Total Assets	**280,197**	**273,760**

(1) Figures restated in order to be presented on a basis consistent with the 2006 half-yearly financial statements.

Liabilities and Shareholders' Equity

	30/06/06 Unaudited	*31/12/05[1] Unaudited*
	(in millions of Euro)	
Due to banks	36,598	31,760
Due to customers	193,761	187,207
Financial liabilities held for trading	16,750	21,249
Tax liabilities	1,658	1,057
Liabilities associated with non-current assets held for sale and discontinued operations	1,010	3,716
Other liabilities	9,987	8,427
Allowances specific purpose	2,856	2,819
Share capital	3,613	3,596
Reserves	10,775	9,255
Valuation reserves	968	829
Minority interests	745	820
Net income (loss)	1,476	3,025
Total Liabilities and Shareholders' Equity	**280,197**	**273,760**

(1) Figures restated in order to be presented on a basis consistent with the 2006 half-yearly financial statements.

RECLASSIFIED CONSOLIDATED HALF-YEARLY STATEMENTS OF INCOME

	30/06/06 Unaudited	30/06/05[1] Unaudited
	(in millions of Euro)	
Net interest income	2,773	2,627
Dividends	13	12
Profits (Losses) on investments carried at equity	79	103
Net fee and commission income	1,845	1,764
Profits (Losses) on trading	531	336
Other operating income (expenses)	20	(1)
Operating income	**5,261**	**4,841**
Personnel expenses	(1,551)	(1,488)
Other administrative expenses	(848)	(815)
Adjustments to property, equipment and intangible assets	(241)	(225)
Operating costs	**(2,640)**	**(2,528)**
Operating margin	**2,621**	**2,313**
Net provisions for risks and charges	(57)	(157)
Net adjustments to loans	(372)	(312)
Net impairment losses on other assets	(1)	(4)
Profits (Losses) on investments held to maturity and on other investments	50	82
Income (Loss) before tax from continuing operations	**2,241**	**1,922**
Taxes on income from continuing operations	(750)	(653)
Income (Loss) after tax from discontinued operations	43	4
Minority interests	(58)	(73)
Net income	**1,476**	**1,200**

(1) Figures restated in order to be presented on a basis consistent with the 2006 half-yearly financial statements.

RECLASSIFIED CONSOLIDATED HALF-YEARLY ECONOMIC AND FINANCIAL RATIOS

	30/06/06 Unaudited	31/12/05[1] Unaudited	30/06/05[1] Unaudited
		(%)	
Balance Sheet ratios			
Loans to customers/Total assets	62.8	61.6	
Investments[2]/Total assets	3.2	3.4	
Direct customer deposits/Total assets	69.2	68.4	
Asset under management/Indirect customer deposits	19.7	20.5	
Statement of income ratios		(%)	
Net interest income/Operating income	52.7	55.4	54.3
Net fee and commission income/Operating income	35.1	35.8	36.4
Operating costs/Operating income	50.2	54.6	52.2
Net income/ Average total assets (ROA)[3]	1.1	1.1	0.9
Net income/Average shareholders' equity (ROE)[4]	18.7	22.3	17.6
Adjusted net income/Adjusted average shareholders' equity (adjusted ROE)[5]	19.2	24.8	18.6
		(in millions of Euro)	
Economic Value Added (E.V.A.)[6]	763.4		589.8
Risk ratios		(%)	
Net doubtful loans/Loans to customers	0.8	0.7	
Cumulated adjustments on doubtful loans/Gross doubtful loans to customers	67.5	69.2	
		(in millions of Euro)	
Capital at Risk (C.a.R.)[7] – average for the period	38.7	25.6	
Capital at Risk (C.a.R.)[7] – period-end	35.4	36.6	
Capital ratios[8]		(%)	
Tier 1 capital[9] net of preference shares/ Risk-weighted assets (Core Tier 1)	7.25	7.10	
Tier 1 capital[9]/Risk-weighted assets	8.06	7.94	
Total capital[10]/Risk-weighted assets	10.76	10.34	
		(in millions of Euro)	
Risk-weighted assets	195,025	190,038	
		(in Euro)	
Basic earnings per share (basic EPS)[11]	**0.455**	**0.470**	
Diluted earnings per share (diluted EPS)[12]	**0.455**	**0.469**	

(1) Figures restated in order to be presented on a basis consistent with the consolidation area.

(2) Investments include investments held to maturity, investments in associates and companies subject to joint control, property, equipment and intangible assets.

(3) Figure for the period has been annualised.

(4) Ratio between net income and weighted average of share capital, share premium reserve, reserves and valuation reserves. Figure for the period has been annualised.

(5) Ratio between net income inclusive of the change in the period in valuation reserves on assets available for sale and weighted average of share capital, share premium reserve, reserves and valuation reserves (excluding the aforementioned change in valuation reserves on assets available for sale). Figure for the period has been annualised.

(6) The indicator represents the economic value generated in the period in favour of shareholders, since it is the portion of net income for the period which remains after having remunerated shareholders' equity via the cost of capital. The latter represents the opportunity cost and is determined using the Capital Asset Pricing Model.

(7) The indicator probabilistically measures, in terms of average or period-end figures, market risks of the trading portfolio defined as the sum of Value at Risk (VaR) in time-series simulation, delta-gamma-vega VaR (DGV) and correlated and non-correlated simulations on illiquid parameters, using a 99% confidence level and 1 working-day holding period.

(8) Figures for 2005 have not been restated to take account of changes in the consolidation area.

(9) Paid-in share capital, share premium reserve and reserves and retained earnings minus treasury shares, goodwill, intangible assets and after the application of so-called "prudential filters" set out by supervisory regulations.

(10) Tier 1 capital plus eligible subordinated liabilities, valuation reserves, with the application of so-called "prudential filters", net of equity investments as set out by supervisory regulations.

(11) Net income attributable to holders of ordinary shares compared to the weighted average number of ordinary shares outstanding. Figure for the period has been annualised.

(12) The dilution effect on 2005 year end figures is connected to the issue of ordinary shares following the potential exercise of all the stock options set out in the relevant allocation plan. As for the previous indicator, figure for the period has been annualised.

RISK FACTORS

The Issuers believe that the following factors may affect their ability to fulfil their obligations under Notes issued under the Programme. Most of these factors are contingencies which may or may not occur and the Issuers are not in a position to express a view on the likelihood of any such contingency occurring.

In addition, factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuers believe that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the inability of the Issuers to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons which may not be considered significant risks by the Issuers based on information currently available to them or which they may not currently be able to anticipate. Accordingly, the Issuers do not represent that the statements below regarding the risk of holding any Notes are exhaustive.

Prospective investors should also read the detailed information set out elsewhere in this Prospectus and reach their own views prior to making any investment decision.

Words and expressions defined in the "Terms and Conditions of the Notes" below or elsewhere in this Prospectus have the same meaning in this section. Prospective investors should read the entire Prospectus.

Factors that may affect the Issuers' ability to fulfil their obligations under Notes issued under the Programme

In the course of its business activities the Banca Intesa Group is exposed to a variety of risks, the most significant of which are credit risk, funding and liquidity risks, market risk and operational risk. Whilst the Banca Intesa Group believes it has implemented the appropriate policies, systems and processes to control and mitigate these risks, investors should note that any failure to control these risks adequately could have an adverse effect on the Banca Intesa Group's financial condition and reputation. A description of these risk and the systems and processes used to control them is detailed below.

Credit risk

The Banca Intesa Group pursues a prudent credit policy, characterised by careful assessment of clients and their ability to make repayments. The Banca Intesa Group lends only if it expects that a client can fully meet its payment commitments. The Banca Intesa Group portfolio is divided across a large number of business sectors, which helps to create a broad and balanced risk spread, so that the quality of the financing portfolio does not significantly deteriorate if one or more business sectors go through a difficult period or in the event of an economic recession.

Within the credit monitoring and analysis process, the indicators set forth by the New Basel Accord on capital requirements (Basel II) are becoming increasingly important. Banca Intesa Group is implementing the Internal rating based – Advanced method (IRB Advanced). As regards the methodologies adopted as part of the project for compliance with the new supervisory requirements, the rating models have been chosen based on their capacity to best represent the customer risk profile, diversifying the methodologies (scoring, qualitative and mixed statistical models), aimed at optimising the use of the available information set and identifying the specific characteristics of each customer segment.

In parallel with the implementation processes of the new parameters (PD, LGD, EAD), as required by Pillar 2 of the New Capital Accord, the Risk Management Department is developing a capital at risk measurement system based on CreditVaR, consistent with the solutions already adopted by the Banca Intesa Group for market risks. This system makes it possible to produce regulatory

estimates alongside operating measures which are better suited to represent the risk profiles of portfolios.

Country risk

Assessment of creditworthiness of sovereigns is based on an Internal Country Rating model which is used quarterly to update the rating of over 190 countries (at risk and not at risk). This model is based first of all on a quantitative analysis of the ratings issued by the main agencies (Moody's, S&P's and Fitch) and the main macroeconomic indicators for each country. The analysis also includes an indicator for the political situation of the countries analysed and an indicator relative to the perception of country risk by the international financial markets (Moody's Market Implied Rating).

Funding and liquidity risk

An Asset and Liability Management (ALM) system capable of managing hedge accounting consistently with international accounting standards is in place. The search for an optimal balance between the average maturity of loans and deposits, as well as the considerable degree of diversification both of shorter-term lending contracts and funding counterparties, is enacted via the monitoring of liquidity limits, funding concentration ratios and exposure on the interbank market.

The rules and processes for the management of any emergencies caused by a liquidity crisis are set out in the Contingency Liquidity Plan which is activated in the event of systemic or specific crises (short-or-long term), that are monitored daily by specific indicators.

Issuer and counterparty risk

Issuer risk in its trading portfolio is analysed in terms of mark to market, by aggregating exposures in rating classes and is monitored using a system of operating limits based on both rating classes and concentration indices. Counterparty risk, measured in terms of substitution cost, is monitored both in terms of individual exposures and aggregates.

Market risk

Market risk of changes in the value of the trading portfolio arises from price movements in the market. Price changes include prices of interest rate products, equities, currencies, certain commodities and derivatives. The exposure is calculated and consolidated on a daily basis and managed using a sophisticated system of trading limits. At a consolidated level, the exposure is expressed by the Value at Risk ("**VaR**") and expresses the maximum potential loss that Banca Intesa Group can suffer subject to a pre-defined confidence level and time horizon.

The model is based on simulations of past time-series, a 99% confidence level and one-working day holding period. This methodology sets out the full-revaluation of all the trading contracts based on the past returns of the risk variables, weighted with exponential formulas. VaR is complemented by the calculation of other risk indicators (such as PV01, Credit Sensitivity CS01, Vega1%, directional stress tests, correlation stress tests, inflation stress tests) which improve the accuracy of the risk profiling, especially in the presence of non-linear components.

The activities for quantification of trading risks is based on the distribution of daily estimates of operating VaR that are used to assess the sensitivity of the trading books to adverse market movements in the following risk factors: interest rates; equity and market indices; foreign exchange rates; implicit volatilities; and spreads in credit default swaps.

The Italian supervisory authority validated the internal models for the measurement of capital absorption of Banca Intesa (2001) and Banca Caboto (2003). The model for credit derivatives (credit default swaps) was validated in 2004. VaR is periodically compared with the daily profit and loss results actually realised by the trading desks for the purpose of backtesting the model.

Currency risk

Currency risk positions are taken in both trading and non-trading books. As with market risk, the currency risk in the trading books is controlled using VaR limits,(see the methodological approach described above), while the structural currency risk in the non-trading books is mitigated by funding the financial operations using the same asset currency.

Operational risk

Banca Intesa has set up a framework for the proactive management of operational risk centred on the realisation of a new governance model, as well as of methodologies and instruments which allow for calculation of the risk exposure for each operating unit of the bank. Among the numerous objectives of this project, compliance with the requisites of the New Capital Accord regarding the use of AMA (Advanced Measurement Approach) internal models for the calculation of the capital requirement for operational risk is particularly important. The guiding principle of the framework assigns responsibility over the identification, analysis and mitigation or risks to the organisational units. Within such units professionals have been identified, responsible for feeding the model for the relevant unit, managing at local level operational risks and reporting to the unit's management. The Risk Management Department is responsible for planning and implementation of the framework, measurement of the risk profiles, monitoring and controlling limits, verification of the effectiveness of mitigation measures and reporting to top management. Banca Intesa's Internal Model is structured so to integrate the results deriving from qualitative analyses based on Self Risk Assessment and quantitative analyses, deriving from statistical calculation of loss data. The qualitative approach is based on the valuation of the risk profile of the organisational units, based on scenario simulations defined using a proprietary risk classification model.

Risks relating to the Notes

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained or incorporated by reference in this Prospectus or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial

adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature of Notes is likely to limit their market value. During any period when the Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period. The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal and/or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each a "**relevant factor**"). In addition, the Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) they may lose all or a substantial portion of their principal;

(v) the relevant factors may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a relevant factor is applied to the Notes in conjunction with a multiplier greater than one or contains any other leverage factor, the effect of changes in the relevant factor on principal or interest payable is likely to be magnified; and

(vii) the timing of changes in a relevant factor may affect the actual yield to investors, even if the average level is consistent with their expectations.

Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of his investment.

Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other

similar related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of the Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favourable than then prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium from their principal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Subordinated Notes

If the Issuer or the Guarantor is declared insolvent and a winding up is initiated, it will be required to pay the holders of senior debt and meet its obligations to all its other creditors (including unsecured creditors) in full before it can make any payments on Subordinated Notes. If this occurs, the Issuer and/or the Guarantor may not have enough assets remaining after these payments to pay amounts due under such Notes.

In addition, the payment obligations of Banca Intesa under Banca Intesa Upper Tier II Subordinated Notes rank behind Banca Intesa Lower Tier II Subordinated Notes and Banca Intesa Tier III Notes. Similarly, the payment obligations of IBI under IBI Upper Tier II Subordinated Notes rank behind IBI Lower Tier II Subordinated Notes and the payment obligations of Banca Intesa under the Subordinated Guarantee of IBI Upper Tier II Subordinated Notes rank behind its Subordinated Guarantee of IBI Lower Tier II Subordinated Notes.

The claims of the holders of Banca Intesa Upper Tier II Subordinated Notes in relation to payments of principal and interest will be reduced to the extent necessary to enable Banca Intesa to maintain its capital and certain minimum levels required by the Bank of Italy. In addition, the Issuer may defer interest payments on such Notes in certain circumstances where annual or interim dividends are not declared. Banca Intesa's payment obligations under Banca Intesa Tier III Subordinated Notes will be suspended if the Issuer's Total Amount of Regulatory Capital (either on a consolidated or unconsolidated basis) is less than or, following any such payment of principal and interest, would

fall to a level lower than the aggregate minimum credit risk capital requirements of the Issuer as required by the Bank of Italy.

The claims of the holders of IBI Upper Tier II Subordinated Notes in relation to payments of principal and interest will be reduced to the extent necessary to enable IBI to continue to trade where it has suffered losses which would prevent it from continuing to trade under applicable law. In addition, the payment obligations of Banca Intesa under the Subordinated Guarantee of IBI Upper Tier II Subordinated Notes will be reduced to the extent necessary to enable Banca Intesa to maintain its capital and certain minimum levels required by the Bank of Italy.

Any reduction or deferral of payments of principal and interest is likely to have an adverse effect on the market price of Upper Tier II Subordinated Notes and/or Tier III Subordinated Notes. In addition, as a result of the payment reduction and deferral provisions described above, the market price of Upper Tier II Subordinated Notes and Tier III Subordinated Notes may be more volatile than the market prices of debt securities which are not subject to such provisions and may be more sensitive generally to adverse changes in the financial condition of Banca Intesa and the Banca Intesa Group.

For a full description of the provisions relating to Subordinated Notes and the Subordinated Guarantee, see Conditions 5(b) (*Status - Subordinated Notes issued by Banca Intesa*), 5(c) (*Status - Subordinated Notes issued by IBI*) and 6(b) (*Status - Subordinated Guarantee*).

Risks related to Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers and substitution

The Trust Deed and the Terms and Conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority. The conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes or (ii) determine without the consent of the Noteholders that any Event of Default or potential Event of Default shall not be treated as such or (iii) the substitution of another company as principal debtor under any Notes in place of the Issuer, in the circumstances described in Condition 18 (*Meetings of Noteholders; Modification and Waiver; Substitution, Additional Issues*).

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland). If, following implementation of this Directive, a payment were to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither the Issuer nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. If a withholding tax is imposed on payment made by a Paying Agent following implementation of this Directive, the Issuer

will be required to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive. See also "Taxation – EU Savings Directive".

Change of law

The conditions of the Notes are based on English law in effect as at the date of this Prospectus. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of this Prospectus.

Because the Global Notes are held by or on behalf of Euroclear and Clearstream, Luxembourg, investors who hold Notes through interests in the Global Notes will have to rely on their procedures for transfer, payment and communication with the Issuer

Notes issued under the Programme may be represented by one or more Global Notes. Such Global Notes will be deposited with a common depositary or common safekeeper, as the case may be, for Euroclear and Clearstream, Luxembourg. Except in the circumstances described in the relevant Global Note, investors will not be entitled to receive definitive Notes. Euroclear and Clearstream, Luxembourg will maintain records of the beneficial interests in the Global Notes. While the Notes are represented by one or more Global Notes, investors will be able to trade their beneficial interests only through Euroclear and Clearstream, Luxembourg. While the Notes are represented by one or more Global Notes the Issuer will discharge its payment obligations under the Notes by making payments to or to the order of the common depositary or common safekeeper, as the case may be, for Euroclear and Clearstream, Luxembourg for distribution to their account holders. A holder of a beneficial interest in a Global Note must rely on the procedures of Euroclear and Clearstream, Luxembourg to receive payments under the relevant Notes. The Issuer has no responsibility or liability for the records relating to, or payments made in respect of, beneficial interests in the Global Notes. Holders of beneficial interests in the Global Notes will not have a direct right to vote in respect of the relevant Notes. Instead, such holders will be permitted to act only to the extent that they are enabled by Euroclear and Clearstream, Luxembourg to appoint appropriate proxies.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes. In addition, Notes issued under the Programme might not be listed on a stock exchange or regulated market and, in these circumstances, pricing information may be more difficult to obtain and the liquidity and market prices of such Notes may be adversely affected.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the **Investor's Currency**) other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes

due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency equivalent value of the principal payable on the Notes and (3) the Investor's Currency equivalent market value of the Notes. Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Italian transfer restriction

Under new legislation recently implemented in Italy, any professional investor who transfers securities in Italy within 12 months from the date of issue of the securities may be liable to purchasers who are non-professional investors if the Issuer defaults in any of its payment obligations. See "Subscription and Sale - Italy".

GENERAL DESCRIRTION OF THE PROGRAMME

The following general description does not purport to be complete and is qualified in its entirety by the remainder of this Prospectus. Capitalised terms used elsewhere in this Prospectus shall have the same meanings in this description.

Issuers:	Banca Intesa S.p.A. Intesa Bank Ireland p.l.c.
Guarantor:	Banca Intesa S.p.A. (in respect of Notes issued by IBI)
Joint Arrangers:	Banca Caboto S.p.A. Deutsche Bank AG, London Branch
Dealers:	ABN AMRO Bank N.V., Banca Intesa S.p.A., Barclays Bank PLC, Banca Caboto S.p.A., Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, CALYON, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, Dexia Banque Internationale à Luxembourg, société anonyme, acting under the name of Dexia Capital Markets, Goldman Sachs International, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Merrill Lynch International, Morgan Stanley & Co. International Limited, The Royal Bank of Scotland plc, UBS Limited and any other Dealer appointed from time to time by Banca Intesa and IBI either generally in respect of the Programme or in relation to a particular Tranche of Notes.
Trustee:	The Law Debenture Trust Corporation p.l.c.
Principal Paying Agent:	Deutsche Bank AG, London Branch
Principal Registrar, Transfer Agent and Exchange Agent:	Deutsche Bank Luxembourg S.A.
New York Registrar, New York Paying Agent, Foreign Exchange Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Luxembourg Listing Agent:	Dexia Banque Internationale à Luxembourg, société anonyme
Listing:	This document has been approved by the CSSF as a base prospectus. Application has also been made for Notes issued under the Programme to be admitted to trading on the regulated market of the Luxembourg Stock Exchange and to be listed on the Official List of the Luxembourg Stock Exchange. Notes may be listed or admitted to trading, as the case may be, on other or further stock exchanges or markets agreed between the Issuer and the relevant Dealer in relation to the Series. Notes which are neither listed nor admitted to trading on any market may also be issued. Pursuant to Article 18 of the Prospectus Directive, the CSSF may at the request of either Issuer, send to the competent authority of another European Economic Area Member State (i) a copy of this Prospectus; (ii) a certificate of approval

	attesting that this Prospectus has been drawn up in accordance with the Prospectus Directive (an "**Attestation Certificate**"); and (iii) if so required by such competent authority, a translation of the Summary set out on pages 6 to 17 of this Prpspectus. At the date hereof the Issuers have requested the CSSF to send an Attestation Certificate and copy of this Prospectus to the Irish Financial Services Regulatory Authority in its capacity as competent authority in Ireland.
	Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche of Notes will be set out in the Final Terms which, with respect to Notes to be admitted to admitted on the Luxembourg Stock Exchange, will be delivered to the Luxembourg Stock Exchange.
	The applicable Final Terms will state whether or not the relevant Notes are to be listed and/or admitted to trading and, if so, on which stock exchanges and/or markets.
Clearing Systems:	Euroclear Bank S.A./N.V. ("**Euroclear**"), Clearstream Banking, société anonyme, Luxembourg ("**Clearstream, Luxembourg**"), The Depository Trust Company ("**DTC**"), Monte Titoli S.p.A. ("**Monte Titoli**") and/or any other clearing system as may be specified in the relevant Final Terms.
Initial Programme Amount:	Up to €35,000,000,000 (or its equivalent in other currencies) aggregate principal amount of Notes outstanding and guaranteed (if applicable) at any one time. The Issuers may increase the amount of the Programme in accordance with the terms of the Dealer Agreement.
Issuance in Series:	Notes will be issued in Series. Each Series may comprise one or more Tranches issued on different issue dates. The Notes of each Series will all be subject to identical terms, except that the issue date, the issue price and the amount of the first payment of interest may be different in respect of different Tranches. The Notes of each Tranche will all be subject to identical terms in all respects save that a Tranche may comprise Notes of different denominations. See also "Taxation – Italian Taxation – Fungible Issues".
Final Terms or Drawdown Prospectus:	Notes issued under the Programme may be issued either (i) pursuant to this Prospectus and associated Final Terms or (ii) pursuant to a Drawdown Prospectus. The terms and conditions applicable to any particular Tranche of Notes are the Terms and Conditions of the Notes as supplemented, amended and/or replaced by the relevant Final Terms or, as the case may be, the relevant Drawdown Prospectus.
Forms of Notes:	Notes may be issued in bearer form ("**Bearer Notes**") or registered form ("**Registered Notes**"), as specified in the relevant Final Terms. Bearer Notes will not be exchangeable for Registered Notes and Registered Notes will not be exchangeable for Bearer Notes. No single Series or Tranche may comprise both Bearer Notes and Registered Notes.

Bearer Notes

Each Tranche of Notes in bearer form will initially be in the form of either a Temporary Global Note or a Permanent Global Note, in each case as specified in the relevant Final Terms. The relevant Final Terms will specify whether each Global Note is to be issued in New Global Note or Classic Global Note form. Each Global Note in bearer form (a "**Bearer Global Note**") which is intended to be issued in Classic Global Note form will be deposited on or around the relevant issue date with a depositary or a common depositary for Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system and each Bearer Global Note which is intended to be issued in New Global Note form will be deposited on or around the relevant issue date with a common safekeeper for Euroclear and/or Clearstream, Luxembourg.

Each Temporary Global Note will be exchangeable for a Permanent Global Note or, if so specified in the relevant Final Terms, for Definitive Notes. If the TEFRA D Rules are specified in the relevant Final Terms as applicable, certification as to non-U.S. beneficial ownership will be a condition precedent to any exchange of an interest in a Temporary Global Note or receipt of any payment of interest in respect of a Temporary Global Note. Each Permanent Global Note will be exchangeable for Definitive Notes in accordance with its terms. Definitive Notes will, if interest-bearing, have Coupons attached and, if appropriate, a Talon for further Coupons.

Registered Notes

Notes in registered form which are offered and sold outside the United States in reliance on Regulation S will be represented by interests in a global registered note (the "**Unrestricted Global Note**"). The Unrestricted Global Note will be registered in the name of, and a certificate (the "**Unrestricted Global Note Certificate**") evidencing such holding will be deposited with, a common depositary of Euroclear and Clearstream, Luxembourg on or about the date of issue of the relevant Tranche.

Notes which are offered and sold in the United States in reliance on Rule 144A ("**Rule 144A Notes**") will be represented by interests in a global registered note certificate (the "**Restricted Global Note Certificate**" and, together with the Unrestricted Global Note Certificate, the "**Global Note Certificates**"), deposited with a custodian for, and registered in the name of a nominee of, DTC on or about the date of issue of the relevant Tranche. Interests in the Global Note Certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, including depositaries for Euroclear and Clearstream, Luxembourg.

Individual note certificates ("**Individual Note Certificates**") evidencing holdings of Notes will only be available in certain limited circumstances. See "Form of Notes and Transfer Restrictions relating to U.S. Sales".

Monte Titoli Notes

Notes which are specified in the relevant Final Terms as having Monte Titoli as a clearing system ("**Monte Titoli Notes**") will be held on behalf of the beneficial owners thereof, from their date of issue until their redemption, by Monte Titoli for the account of the relevant Monte Titoli account holders. The expression "**Monte Titoli account holder**" means any authorised financial intermediary institution entitled to hold accounts on behalf of its customers with Monte Titoli and includes any financial intermediary appointed by Euroclear and/or Clearstream, Luxembourg for the account of participants in Euroclear and/or Clearstream, Luxembourg.

Guarantee of the Notes: Under the Trust Deed, Banca Intesa unconditionally and irrevocably guarantees payment of all amounts due in respect of Notes issued by IBI. See also "— Status of Guarantee" and "— Governing Law".

Currencies: Notes may be denominated in any currency, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements. Payments in respect of Notes may, subject to such compliance, be made in and/or linked to, any currency or currencies other than the currency in which such Notes are denominated.

Status of Notes: Notes may be issued either on an unsubordinated basis ("**Unsubordinated Notes**") or on a subordinated basis ("**Subordinated Notes**") as described herein.

Unsubordinated Notes: The status of the Unsubordinated Notes is described in Condition 5(a) (*Status – Unsubordinated Notes*).

Subordinated Notes: Notes issued by Banca Intesa may be issued as Banca Intesa Lower Tier II Subordinated Notes, Banca Intesa Upper Tier II Subordinated Notes or Tier III Subordinated Notes (together, "**Banca Intesa Subordinated Notes**"), all as described in Condition 5(b) (*Status – Subordinated Notes issued by Banca Intesa*). Notes issued by IBI may be issued as IBI Lower Tier II Subordinated Notes or IBI Upper Tier II Subordinated Notes (together, "**IBI Subordinated Notes**"), as described in Condition 5(c) (*Status – Subordinated Notes issued by IBI*).

Status of Guarantee: The Guarantee given by Banca Intesa in respect of Notes issued by IBI will be given either on an unsubordinated basis ("**Unsubordinated Guarantee**"), in the case of IBI Unsubordinated Notes, or on a subordinated basis ("**Subordinated Guarantee**"), in the case of IBI Subordinated Notes, as described in Condition 6 (*Status of Guarantee*).

Issue Price: Notes may be issued at any price and either on a fully or partly paid basis, as specified in the relevant Final Terms.

Maturities:

Any maturity, subject, in relation to specific currencies, to compliance with all applicable legal and/or regulatory and/or central bank requirements.

In the case of Banca Intesa Subordinated Notes, unless otherwise permitted by current laws, regulations, directives and/or the Bank of Italy's requirements applicable to the issue of Banca Intesa Subordinated Notes, (i) Banca Intesa Lower Tier II Subordinated Notes must have a minimum maturity of five years (or, if issued for an indefinite duration, redemption of such Notes may only occur five years after their date of issue), (ii) Banca Intesa Upper Tier II Subordinated Notes must have a minimum maturity of 10 years and (iii) Tier III Subordinated Notes must have a minimum maturity of two years.

In the case of IBI Subordinated Notes unless otherwise permitted by current laws, regulations, directives and/or any requirements of the Irish Financial Services Regulatory Authority ("IFSRA") applicable to the issue of Subordinated Notes, (i) IBI Lower Tier II Subordinated Notes must have a minimum maturity of five years (or, if issued for an indefinite duration, redemption of such Notes may only occur subject to five years' notice) and (ii) IBI Upper Tier II Subordinated Notes must be of indeterminate duration.

Notes issued by Banca Intesa with an original maturity of less than 18 months are subject to a withholding tax at the rate of 27 per cent. per annum in respect of interest and premium (if any), pursuant to Legislative Decree No. 600 of 29th September, 1973, as more fully described under "Taxation" below. Banca Intesa will not be liable to pay any additional amounts to Noteholders in relation to any such withholding. Any minimum and maximum maturities may be subject to change from time to time as a result of changes to the relevant legal or regulatory requirements.

Redemption:

Notes may be redeemed at par or at such other Redemption Amount (detailed in a formula, index or otherwise) as may be specified in the relevant Final Terms. Notes may also be redeemable in two or more instalments on such dates and in such manner as may be specified in the relevant Final Terms.

The redemption of Banca Intesa Upper Tier II Subordinated Notes shall always be subject to the prior approval of the Bank of Italy, such approval being dependent on Banca Intesa maintaining its minimum capital requirements (*patrimonio di vigilanza*) as prescribed in Title IV, Chapter I of the Bank of Italy's Regulations (*istruzioni di vigilanza)* immediately following redemption of the Banca Intesa Upper Tier II Subordinated Notes. If such approval is not given on or prior to the relevant redemption date, Banca Intesa will re-apply to the Bank of Italy for its consent to such redemption forthwith upon its having again, by whatever means, such required minimum capital. Banca Intesa will use its best endeavours to maintain such required minimum capital and to obtain such approval. Amounts that would otherwise be payable on the due date for redemption

will continue to bear interest as provided in the Conditions and the Trust Deed.

IBI Upper Tier II Subordinated Notes (which will have no stated maturity) may only be redeemed on the initiative of IBI and with the prior agreement of IFSRA. IBI Lower Tier II Subordinated Notes having a stated maturity (which must be a least five years) may be redeemed on their Maturity Date or, if of indeterminate duration, may be redeemed where five years' notice of redemption has been given. Otherwise IBI Lower Tier II Subordinated Notes may only be redeemed with IFSRA's consent, which will only be given where the request is made at IBI's initiative and IBI's solvency is not in question.

Notes having a maturity of less than one year may be subject to restrictions on their denomination and distribution, see "Maturities" above.

Optional Redemption: Notes may be redeemed before their stated maturity at the option of Banca Intesa or, as the case may be, IBI (either in whole or in part) and/or the Noteholders to the extent (if at all) specified in the relevant Final Terms. In the case of Banca Intesa Subordinated Notes, such optional redemption may only be at the option of the relevant Issuer and is subject to any necessary prior consent thereto having been obtained from the Bank of Italy. IBI Subordinated Notes may only be redeemed as described in "Redemption" above.

Tax Redemption: Except as described in "Optional Redemption" above, early redemption will only be permitted for tax reasons as described in Condition 11(b) (*Redemption and Purchase – Redemption for tax reasons*). Any such redemption shall be subject, in the case of Banca Intesa Subordinated Notes, to the prior consent of the Bank of Italy and, in the case of IBI Subordinated Notes, in the circumstances described in "Redemption" above.

Interest: Notes may be interest-bearing or non-interest bearing. Interest (if any) may accrue at a fixed rate or a floating rate or a variable rate or be index-linked and the method of calculating interest may vary between the issue date and the maturity date of the relevant Series.

Denominations: Notes will be issued in such denominations as may be specified in the relevant Final Terms, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, (see "Maturities" above) and save that, subject to minimum denominations of Notes to be issued by IBI as described below, the minimum denomination of each Note admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €1,000 (or the equivalent amount where the Notes are denominated in a currency other than euro).

Notes which are issued or to be issued by IBI (i) which are not listed on a stock exchange and do not mature within two years of the date of issue must have a minimum denomination of €500,000 or its equivalent, and (ii) which are not listed on a stock exchange and mature within two years of the date of issue if denominated in euro must have a minimum denomination of €500,000, if denominated in US Dollars must have a minimum denomination of US$500,000 or if denominated in a currency other than euro or US Dollars must have a minimum denomination equivalent to €500,000 at the date the Programme is first publicised. In every case (including the foregoing), subject to compliance with all applicable legal and/or tax and/or regulatory and/or central bank requirements.

Negative Pledge:

None. Unsubordinated Notes issued under this Programme prior to 13th October, 2005 have the benefit of a negative pledge provision in the following terms:

"The Issuer and (where applicable) the Guarantor will not, so long as any of the Notes remains outstanding, create or permit to subsist (other than by operation by law) any Security Interest upon the whole or any part of its undertakings, assets or revenues, present or future, to secure any External Indebtedness or any guarantee of or indemnity in respect of any External Indebtedness unless:

(a) the same Security Interest shall forthwith be extended equally and rateably to the Notes to the satisfaction of the Trustee; or

(b) such other Security Interest is provided as the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Noteholders or as shall be approved by an Extraordinary Resolution of the Noteholders,

PROVIDED THAT nothing in this Condition shall prevent the Issuer and (if applicable) the Guarantor from:

(i) creating or permitting to subsist (a) any Security Interest upon, or with respect to, any of its present or future assets or revenues or any part thereof which is created pursuant to any securitisation, asset backed financing or like arrangement and whereby all payment obligations in respect of the External Indebtedness or any guarantee of or indemnity in respect of the External Indebtedness, as the case may be, secured by such Security Interest or having the benefit of such secured guarantee or other indemnity, are to be discharged solely from such asset or revenues; or

(ii) permitting to subsist any Security Interest upon or with respect to any assets or revenues which are acquired by the Issuer or (where applicable) the Guarantor subsequent to the date of issue of the first Tranche of the relevant Notes as a consequence of the merger of any

entity into or with the Issuer or (where applicable) the Guarantor and which Security Interest is in existence at the time of such acquisition provided that such Security Interest was not created in contemplation of such acquisition or such merger and the principal amount secured at the time or such acquisition is not subsequently increased."

As used herein:

"**External Indebtedness**" means any present or future indebtedness for borrowed money in the form of, or represented by bonds, notes, debentures, loan capital, certificates of deposit, loan stock or other like instruments or securities (a) which is or are intended to be quoted, listed or ordinarily dealt in or traded on any stock exchange, automated trading system, over-the-counter or other established securities market (for which purpose any such indebtedness shall not be regarded as intended to be so quoted, listed or ordinarily dealt in or traded if the terms of issue thereof expressly provide to the contrary), (b) which by its terms is payable, or may be required to be paid, three years or more from the date of issue and (c) more than 60 per cent. of the aggregate principal amount of which is initially distributed by or with the authorisation of the issuer thereof outside the Republic of Italy; and

"**Security Interest**" means any mortgage, charge, lien, pledge or other security interest."

Outstanding Unsubordinated Notes issued prior to 13th October, 2005 will continue to benefit from such negative pledge provision up to maturity, as will Unsubordinated Notes issued after 13th October, 2005 which are to be consolidated with and form a single series with Unsubordinated Notes issued prior to that date. **Otherwise, Unsubordinated Notes issued after 13th October, 2005 will not have the benefit of this provision.**

Cross Default: Unsubordinated Notes will have the benefit of a cross default as described in Condition 14 (*Events of Default*).

Taxation: All payments of principal and interest in respect of Notes or made under the Guarantee of the Notes by Banca Intesa in respect of any Notes issued by IBI will be made free and clear of withholding taxes in the jurisdiction of incorporation of Banca Intesa or IBI, unless the withholding is required by law. In that event, Banca Intesa or, as the case may be, IBI will (subject as provided in Condition 13 (*Taxation*)) pay such additional amounts as will result in the Noteholders receiving such amounts as they would have received in respect of such Notes had no such withholding been required.

However, as more fully set out in Condition 13 (*Taxation*), the Issuer shall not be liable in certain circumstances to pay any additional amounts to holders of the Notes with respect to any payment, withholding or deduction pursuant to Italian

Legislative Decree No. 239 of 1 April 1996 on account of substitute tax (*imposta sostitutiva*, as defined therein) in relation to interest payable in respect of any Notes.

In addition, Notes are subject to a withholding tax at the rate of 27 per cent. per annum in respect of interest and premium (if any) on: (i) Notes issued by Banca Intesa with an original maturity of less than 18 months pursuant to Legislative Decree No. 600 of 29 September 1973; and (ii) Notes that qualify as atypical securities (pursuant to Law Decree No. 512 of 30 September 1983, as amended). Banca Intesa will not be liable to pay any additional amounts to Noteholders in relation to any such withholding, as more fully specified in Condition 13 (*Taxation*).

Redenomination: The applicable Final Terms may provide that certain Notes may be redenominated in euro. If so, the wording of the redenomination clause will be set out in full in the applicable Final Terms.

Governing Law: The Notes and the Trust Deed will be governed by, and construed in accordance with, English law, save that the subordination provisions applicable to Banca Intesa Subordinated Notes and the subordination provisions which relate to the Subordinated Guarantee will be governed by, and construed in accordance with, Italian law and the subordination provisions applicable to IBI Subordinated Notes will be governed by, and construed in accordance with, Irish law.

Ratings: Notes issued pursuant to the Programme may be rated or unrated. Where an issue of Notes is rated, its rating be specified in the Final Terms. Such rating will not necessarily be the same as the rating applicable to the Programme. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Selling Restrictions: For a description of certain restrictions on offers, sales and deliveries of Notes and on the distribution of offering material in the United States, the European Economic Area (including the United Kingdom, the Republic of Italy and Ireland) and Japan, see "Subscription and Sale" below.

Transfer Restrictions: There are restrictions on the transfer of Notes sold pursuant to Rule 144A under the Securities Act.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have previously been published or are published simultaneously with this Prospectus and have been filed with the CSSF shall be incorporated in, and form part of, this Prospectus:

(1) the audited annual financial statements of Banca Intesa and IBI (consolidated in the case of Banca Intesa) as at and for the years ended 31st December, 2005 and 2004; and

(2) the unaudited consolidated half-yearly financial statements of Banca Intesa and the unaudited unconsolidated half-yearly financial information of IBI, in each case as at and for the six months ended 30th June, 2006 and 2005,

in each case together with (where applicable) the accompanying notes and auditors' reports, save that any statement contained in this Prospectus or in any of the documents incorporated by reference in, and forming part of, this Prospectus shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained in any document subsequently incorporated by reference by way of a supplement prepared in accordance with Article 16 of the Prospectus Directive modifies or supersedes such statement.

The Issuers will provide, without charge to each person to whom a copy of this Prospectus has been delivered, upon the request of such person, a copy of any or all the documents deemed to be incorporated by reference herein unless such documents have been modified or superseded as specified above, in which case the modified or superseded version of such document will be provided. Request for such documents should be directed to the Issuers at their offices set out at the end of this Prospectus. In addition such documents will be available, without charge, at the principal office of the Joint Arrangers and of the Paying Agents in Luxembourg and on the Luxembourg Stock Exchange's website (*www.bourse.lu*).

Summary consolidated balance sheet and statement of income information relating to Banca Intesa, together with economic and financial ratios, in each case derived from the above-mentioned annual and half-yearly financial statements is shown, for information purposes only, in the Summary on pages 6 to 17 and in "Description of Banca Intesa S.p.A." on pages 100 to 124. Summary balance sheet and statement of income information relating to IBI, in each case derived from the above-mentioned annual and half-yearly financial statements is shown, for information purposes only, in "Description of Intesa Bank Ireland p.l.c." on pages 125 to 128. All such information should be read in conjunction with, and is qualified in its entirety by reference to, the relevant annual or half-yearly financial statements incorporated by reference in this Prospectus.

Cross-reference list

The following table shows where the information required under Annex XI, paragraphs 11.1 and 11.5 of Commission Regulation (EC) No. 809/2004 can be found in the above-mentioned documents incorporated by reference.

Banca Intesa - Consolidated annual financial statements

Commission Regulation (EC) No. 809/2004, Annex XI, paragraphs 11.1	*2005*	*2004*
Balance sheet	pages 118-119	pages 137-139
Statement of income	page 120	page 140
Cash flow statement	page 123	page 60
Accounting policies and explanatory notes	pages 127-306	pages 141-224
Auditors' reports	pages 113-116	pages 127-130
Auditors' report on first-time adoption of IFRS	pages 53-55	N/A

Banca Intesa - Consolidated half-yearly financial statements

Commission Regulation (EC) No. 809/2004, Annex XI, paragraphs 11.5	*2006*	*2005*
Balance sheet	pages 22-23	pages 56-57
Statement of income	page 24	page 58
Accounting policies and explanatory notes	pages 31-42	pages 63-77
Auditors' review	pages 107-109	pages 131-133

IBI - Annual financial statements

Commission Regulation (EC) No. 809/2004, Annex XI, paragraphs 11.1	*2005*	*2004*
Balance sheet	page 9	page 8
Statement of income	page 10	page 7
Cash flow statement	page 12	page 12(*)
Accounting policies and explanatory notes	pages 13-46	pages 11-32
Auditors' reports	pages 7-8	pages 5-6

Note

(*) The 2004 cash flow statements are shown as comparative amounts on page 12 of IBI's 2005 annual financial statements. At the request of IBI, IBI's independent auditors have compared the comparative amounts for 2004 shown in the 2005 cash flow statements (being amounts not derived directly from the audited non-consolidated financial statements and/or unaudited non-consolidated interim financial statements and/or accounting records of IBI) with the corresponding amount in schedules and analyses prepared by IBI from its accounting records and found them to be in agreement after giving effect to rounding, if applicable.

IBI - Half-yearly financial information

Commission Regulation (EC) No. 809/2004, Annex XI, paragraphs 11.5	*2006*	*2005*
Balance sheet	page 5	page 4
Statement of income	page 4	page 3
Auditors' review	N/A(1)	N/A(1)

Note

(*) The half-yearly financial information of IBI as at and for the six months ended 30th June 2006 and 2005 has not been audited by independent auditors.

Any other information not listed above but contained in the above documents is incorporated by reference for information purposes only.

FURTHER PROSPECTUSES

The Issuers will prepare a replacement prospectus setting out the changes in the operations and financial conditions of the Issuers, at least every year after the date of this Prospectus and each subsequent Prospectus.

The Issuers have given an undertaking to the Dealers that if at any time during the duration of the Programme there is a significant new factor, material mistake or inaccuracy relating to the information contained in this Prospectus which is capable of affecting the assessment of the Notes, they shall prepare a supplement to this Prospectus or publish a replacement Prospectus for use in connection with any subsequent offering of Notes and shall supply to each Dealer any number of copies of such supplement as a Dealer may reasonably request.

In addition, the Issuers may agree with any Dealer to issue Notes in a form not contemplated in "Form of Final Terms" on page 86. To the extent that the information relating to that Tranche of Notes constitutes a significant new factor in relation to the information contained in this Prospectus, a separate prospectus specific to such Tranche (a **"Drawdown Prospectus"**) will be made available and will contain such information. Each Drawdown Prospectus will be constituted either (1) by a single document containing the necessary information relating to the relevant Issuer and the relevant Notes or (2) pursuant to Article 5.3 of the Prospectus Directive, by a registration document containing the necessary information relating to the relevant Issuer, a securities note containing the necessary information relating to the relevant Notes and, if necessary, a summary note. In the case of a Tranche of Notes which is the subject of a Drawdown Prospectus, references in this Prospectus to information specified or identified in the Final Terms shall (unless the context requires otherwise) be read and construed as information specified or identified in the relevant Drawdown Prospectus.

FORMS OF THE NOTES AND TRANSFER RESTRICTIONS RELATING TO U.S. SALES

BEARER NOTES

Each Tranche of Bearer Notes will initially be in the form of either a temporary global note (the "**Temporary Global Note**"), without Coupons, or a permanent global note (the "**Permanent Global Note**"), without Coupons, in each case as specified in the relevant Final Terms. Each Temporary Global Note or, as the case may be, Permanent Global Note (each a "**Bearer Global Note**") may be issued in new global note ("**New Global Note**" or "**NGN**") form, as specified in the relevant Final Terms. Each Bearer Global Note which is not intended to be issued in NGN form (a "**Classic Global Note**" or "**CGN**"), as specified in the relevant Final Terms, will be deposited on or around the issue date of the relevant Tranche of the Notes with a depositary or a common depositary for Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system and each Bearer Global Note which is intended to be issued in NGN form, as specified in the relevant Final Terms, will be deposited on or around the issue date of the relevant Tranche of the Notes with a common safekeeper for Euroclear and/or Clearstream, Luxembourg.

On 13th June, 2006 the European Central Bank (the "**ECB**") announced that global bearer notes in NGN form are in compliance with the "Standards for the use of EU securities settlement systems in ESCB credit operations" of the central banking system for the euro (the "**Eurosystem**"), provided that certain other criteria are fulfilled. At the same time the ECB also announced that arrangements for Notes in NGN form will be offered by Euroclear and Clearstream, Luxembourg as of 30th June, 2006 and that debt securities in global bearer form issued through Euroclear and Clearstream, Luxembourg after 31st December, 2006 will only be eligible as collateral for Eurosystem operations if the NGN form is used.

The relevant Final Terms will also specify whether United States Treasury Regulation §1.163-5(c)(2)(i)(C) (the "**TEFRA C Rules**") or United States Treasury Regulation §1.163-5(c)(2)(i)(D) (the "**TEFRA D Rules**") are applicable in relation to the Notes or, if the Notes do not have a maturity of more than 365 days, that neither the TEFRA C Rules nor the TEFRA D Rules are applicable.

Temporary Global Note exchangeable for Permanent Global Note

If the relevant Final Terms specify the form of Notes as being "Temporary Global Note exchangeable for a Permanent Global Note", then the Notes will initially be in the form of a Temporary Global Note which will be exchangeable, in whole or in part, for interests in a Permanent Global Note, without Coupons, not earlier than 40 days after the issue date of the relevant Tranche of the Notes upon certification as to non-U.S. beneficial ownership. No payments will be made under the Temporary Global Note unless exchange for interests in the Permanent Global Note is improperly withheld or refused. In addition, interest payments in respect of the Notes cannot be collected without such certification of non-U.S. beneficial ownership.

Whenever any interest in the Temporary Global Note is to be exchanged for an interest in a Permanent Global Note, the relevant Issuer shall procure (in the case of first exchange) the prompt delivery (free of charge to the bearer) of such Permanent Global Note to the bearer of the Temporary Global Note or (in the case of any subsequent exchange) an increase in the principal amount of the Permanent Global Note in accordance with its terms against:

(i) presentation and (in the case of final exchange) surrender of the Temporary Global Note to or to the order of the Principal Paying Agent; and

(ii) receipt by the Principal Paying Agent of a certificate or certificates of non-U.S. beneficial ownership,

within 7 days of the bearer requesting such exchange.

The principal amount of the Permanent Global Note shall be equal to the aggregate of the principal amounts specified in the certificates of non-U.S. beneficial ownership; *provided, however, that* in no circumstances shall the principal amount of the Permanent Global Note exceed the initial principal amount of the Temporary Global Note.

The Permanent Global Note will be exchangeable in whole, but not in part, for Notes in definitive form ("**Definitive Notes**"):

(i) on the expiry of such period of notice as may be specified in the relevant Final Terms; or

(ii) at any time, if so specified in the relevant Final Terms; or

(iii) if the relevant Final Terms specifies "in the limited circumstances described in the Permanent Global Note", then if (a) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or (b) any of the circumstances described in Condition 14 (*Events of Default*) occurs and is continuing.

Where interests in the Permanent Global Note are to be exchanged for Definitive Notes in the circumstances described in (i) and (ii) above, Notes may only be issued in denominations which are integral multiples of the minimum denomination and may only be traded in such amounts, whether in global or definitive form. As an exception to the above rule, where the Permanent Global Note may only be exchanged in the limited circumstances described in (iii) above, Notes may be issued in denominations which represent the aggregate of (i) a minimum denomination of €50,000, plus (ii) integral multiples of €1,000, *provided that* such denominations are not less than €50,000 nor more than €99,000. For the avoidance of doubt, each holder of Notes of such denominations will, upon exchange for Definitive Notes, receive Definitive Notes in an amount equal to its entitlement to the principal amount represented by the Permanent Global Notes. However, a Noteholder who holds a principal amount of less than the minimum denomination may not receive a Definitive Note and would need to purchase a principal amount of Notes such that its holding is an integral multiple of the minimum denomination.

Whenever the Permanent Global Note is to be exchanged for Definitive Notes, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Notes, duly authenticated or, in the case of an NGN Permanent Global Note, effectuated and with Coupons and Talons attached (if so specified in the relevant Final Terms), in an aggregate principal amount equal to the principal amount of the Permanent Global Note to the bearer of the Permanent Global Note against the surrender of the Permanent Global Note to or to the order of the Principal Paying Agent within 60 days of the bearer requesting such exchange.

Temporary Global Note exchangeable for Definitive Notes

If the relevant Final Terms specify the form of Notes as being "Temporary Global Note exchangeable for Definitive Notes" and also specifies that the TEFRA C Rules are applicable or that neither the TEFRA C Rules or the TEFRA D Rules are applicable, then the Notes will initially be in the form of a Temporary Global Note which will be exchangeable, in whole but not in part, for Definitive Notes not earlier than 40 days after the issue date of the relevant Tranche of the Notes.

If the relevant Final Terms specifies the form of Notes as being "Temporary Global Note exchangeable for Definitive Notes" and also specifies that the TEFRA D Rules are applicable, then the Notes will initially be in the form of a Temporary Global Note which will be exchangeable, in whole or in part, for Definitive Notes not earlier than 40 days after the issue date of the relevant Tranche of the Notes upon certification as to non-U.S. beneficial ownership. Interest payments in respect of the Notes cannot be collected without such certification of non-U.S. beneficial ownership.

Whenever the Temporary Global Note is to be exchanged for Definitive Notes, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Notes, duly authenticated and with Coupons and Talons attached (if so specified in the relevant Final Terms), in an aggregate principal amount equal to the principal amount of the Temporary Global Note to the bearer of the Temporary Global Note against the surrender of the Temporary Global Note to or to the order of the Principal Paying Agent within 60 days of the bearer requesting such exchange.

Where the Temporary Global Note is to be exchanged for Definitive Notes, Notes may only be issued in denominations which are integral multiples of the minimum denomination and may only be traded in such amounts, whether in global or definitive form.

Permanent Global Note exchangeable for Definitive Notes

If the relevant Final Terms specify the form of Notes as being "Permanent Global Note exchangeable for Definitive Notes", then the Notes will initially be in the form of a Permanent Global Note, without Coupons, interests in which will be exchangeable in whole, but not in part, for Definitive Notes:

(i) on the expiry of such period of notice as may be specified in the relevant Final Terms; or

(ii) at any time, if so specified in the relevant Final Terms; or

(iii) if the relevant Final Terms specifies "in the limited circumstances described in the Permanent Global Note", then if (a) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or (b) any of the circumstances described in Condition 14 (*Events of Default*) occurs and is continuing.

Where interests in the Permanent Global Note are to be exchanged for Definitive Notes in the circumstances described in (i) and (ii) above, Notes may only be issued in denominations which are integral multiples of the minimum denomination and may only be traded in such amounts, whether in global or definitive form. As an exception to the above rule, where the Permanent Global Note may only be exchanged in the limited circumstances described in (iii) above, Notes may be issued in denominations which represent the aggregate of (i) a minimum denomination of €50,000, plus (ii) integral multiples of €1,000, *provided that* such denominations are not less than €50,000 nor more than €99,000. For the avoidance of doubt, each holder of Notes of such denominations will, upon exchange for Definitive Notes, receive Definitive Notes in an amount equal to its entitlement to the principal amount represented by the Permanent Global Notes. However, a Noteholder who holds a principal amount of less than the minimum denomination may not receive a Definitive Note and would need to purchase a principal amount of Notes such that its holding is an integral multiple of the minimum denomination.

Whenever the Permanent Global Note is to be exchanged for Definitive Notes, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Notes, duly authenticated or, in the case of an NGN Permanent Global Note, effectuated and with Coupons and Talons attached (if so specified in the relevant Final Terms), in an aggregate principal amount equal to the principal amount of the Permanent Global Note to the bearer of the Permanent Global Note against the surrender of the Permanent Global Note to or to the order of the Principal Paying Agent within 60 days of the bearer requesting such exchange.

REGISTERED NOTES

Each Tranche of Registered Notes will be represented by:

(i) interests in an Unrestricted Global Note Certificate (in the case of Notes sold outside the United States in reliance on Regulation S under the Securities Act) (**"Unrestricted Notes"**); or

* Delete references to "guarantee" in the case of Notes issued by Banca Intesa.

(ii) interests in a Restricted Global Note Certificate (in the case of Notes sold in reliance on Rule 144A under the Securities Act) ("**Restricted Notes**").

Each Unrestricted Global Note Certificate will be deposited with a nominee for, and registered in the name of a common depositary of, Euroclear and Clearstream, Luxembourg.

Each Restricted Global Note Certificate will be deposited with a custodian for, and registered in the name of a nominee of, DTC. The Restricted Global Note Certificate (and any Individual Note Certificates issued in exchange therefor) will be subject to certain restrictions on transfer as described below under "Transfer Restrictions".

Transfer Restrictions

On or prior to the fortieth day after the relevant issue date, Notes represented by an interest in an Unrestricted Global Note Certificate may be transferred to a person who wishes to hold such Notes in the form of an interest in a Restricted Global Note Certificate only upon receipt by the Registrar of a written certification from the transferor (in the form set out in the Agency Agreement) to the effect that such transfer is being made to a person whom the transferor reasonably believes is a qualified institutional buyer within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States. After such fortieth day, such certification requirements will no longer apply to such transfers, but such transfers will continue to be subject to the transfer restrictions contained in the legend appearing on the face of such Global Note Certificate.

Notes represented by an interest in a Restricted Global Note Certificate may also be transferred to a person who wishes to hold such Notes in the form of an interest through an Unrestricted Global Note Certificate, but only upon receipt by the Registrar of a written certification from the transferor to the effect that such transfer is being made in accordance with Regulation S or Rule 144A (if available) under the Securities Act.

Transfer restrictions will terminate three years after the relevant issue date provided that any Notes purchased by or on behalf of the relevant Issuer, Banca Intesa (in its capacity as guarantor) or any of their respective affiliates have been cancelled in accordance with Condition 11(i) (*Redemption and Purchase – Cancellation*).

Any interest in either a Restricted Global Note Certificate or an Unrestricted Global Note Certificate that is transferred to a person who takes delivery in the form of an interest in the other Global Note Certificate will, upon transfer, cease to be an interest in such Global Note Certificate and become an interest in the other Global Note Certificate and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to an interest in such other Global Note Certificate.

The Notes are being offered and sold in the United States only to qualified institutional buyers within the meaning of and in reliance on Rule 144A.

Each purchaser of Notes offered pursuant to Rule 144A will be deemed to have represented and agreed as follows (terms used in the following paragraphs that are defined in Rule 144A have the respective meanings given to them in Rule 144A):

(a) the purchaser (i) is a qualified institutional buyer, (ii) is acquiring the Notes for its own account or for the account of such a qualified institutional buyer and (iii) is aware that the sale of the Notes to it is being made in reliance on Rule 144A;

(b) the purchaser understands that the Notes are being offered only in a transaction not involving any public offering in the United States within the meaning of the Securities Act and that the Notes and the Guarantee (where applicable) have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except in accordance with the legend set forth below; and

(c) the purchaser understands that the Restricted Global Note Certificate and any Restricted Individual Note Certificates (as defined below) will bear a legend to the following effect, unless the Issuer determines otherwise in accordance with applicable law:

THE NOTES REPRESENTED HEREBY [AND THE GUARANTEE IN RESPECT THEREOF]* HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR ANY SECURITIES LAW OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING THE NOTES REPRESENTED HEREBY, AGREES FOR THE BENEFIT OF THE RELEVANT ISSUER [AND BANCA INTESA] THAT THE NOTES REPRESENTED HEREBY [AND THE GUARANTEE IN RESPECT THEREOF]* MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS AND ONLY (1) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR A PERSON PURCHASING FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) OR (4) TO THE ISSUER, [BANCA INTESA] OR [ITS/THEIR RESPECTIVE] AFFILIATES.

Upon the transfer, exchange or replacement of a Restricted Global Note Certificate or a Restricted Individual Note Certificate bearing the above legend, or upon specific request for removal of the legend, the relevant Issuer will deliver only Individual Note Certificates that bear such legend ("**Restricted Individual Note Certificates**") or will refuse to remove such legend, unless there is delivered to the relevant Issuer and the Registrar such satisfactory evidence (which may include a legal opinion) as may reasonably be required by the relevant Issuer that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act. Such transfer restrictions will terminate three years after the relevant issue date provided that any Notes purchased by or on behalf of the relevant Issuer, the Guarantor (if applicable) or any of their respective affiliates have been cancelled in accordance with Condition 11(i) (*Redemption and Purchase – Cancellation*).

Exchange of Interests in Global Note Certificates for Individual Note Certificates

Interests in a Global Note Certificate will be exchangeable (free of charge), in whole but not in part, for Individual Note Certificates without receipts, interest coupons or talons attached only upon the occurrence of an Exchange Event.

For these purposes, "**Exchange Event**" means that (i) an Event of Default has occurred and is continuing, (ii) in the case of Notes represented by a Restricted Global Note Certificate only, DTC has notified the Issuer that it is unwilling or unable to continue to act as depository for the Notes and no alternative clearing system is available, (iii) in the case of Notes represented by a Restricted Global Note Certificate only, DTC has ceased to constitute a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended (the "**Exchange Act**") or in the case of Notes represented by an Unrestricted Global Note Certificate only, the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and, in any such case, no successor clearing system is available or (iv) at the relevant Issuer's request. The relevant Issuer will promptly give notice to Noteholders in accordance with Condition 20 (Notices) if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, DTC, Euroclear and/or

Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Global Note Certificate) may give notice to the Registrar requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iv) above, the relevant Issuer may also give notice to the Registrar requesting exchange. Any such exchange shall occur not later than 10 days after the date of receipt of the first relevant notice by the Registrar.

In such circumstances, the relevant Issuer shall procure the delivery of Individual Note Certificates in exchange for the Unrestricted Global Note Certificate and/or the Restricted Global Note Certificate. A person having an interest in a Global Note Certificate must provide the Registrar (through DTC, Euroclear and/or Clearstream, Luxembourg) with (a) such information as the relevant Issuer and the Registrar may require to complete and deliver Individual Note Certificates (including the name and address of each person in which the Individual Note Certificates are to be registered and the principal amount of each such person's holding) and (b) (in the case of the Restricted Global Note Certificate only) a certificate given by or on behalf of the holder of each beneficial interest in the Restricted Global Note Certificate stating either (i) that such holder is not transferring its interest at the time of such exchange or (ii) that the transfer or exchange of such interest has been made in compliance with the transfer restrictions applicable to the Notes and that the person transferring such interest reasonably believes that the person acquiring such interest is a qualified institutional buyer and is obtaining such beneficial interest in a transaction meeting the requirements of Rule 144A. Individual Note Certificates issued in exchange for interests in the Restricted Global Note Certificate will bear the legends and be subject to the transfer restrictions set out above under "Transfer Restrictions". Such transfer restrictions will terminate three years after the relevant issue date, provided that any Notes purchased by or on behalf of the relevant Issuer, the Guarantor (if applicable) or any of their respective affiliates have been cancelled in accordance with Condition 11(i) (*Redemption and Purchase – Cancellation*).

Whenever a Global Note Certificate is to be exchanged for Individual Note Certificates, such Individual Note Certificates will be issued within five business days of the delivery to the Registrar of the information and any required certification described in the preceding paragraph against the surrender of the relevant Global Note Certificate at the Specified Office of the Registrar. Such exchange shall be effected in accordance with the regulations concerning the transfer and registration from time to time relating to the Notes and shall be effected without charge, but against such indemnity as the Registrar may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such exchange.

The Registrar will not register the transfer of or exchange of interests in a Global Note Certificate for Individual Note Certificates for a period of 15 days ending on the due date for any payment of principal or interest in respect of the Notes.

CONDITIONS APPLICABLE TO GLOBAL NOTES

Each Global Note will contain provisions which modify the Terms and Conditions of the Notes as they apply to the Global Note. The following is a summary of certain of those provisions:

Payments: All payments in respect of the Global Note will be made against presentation and (in the case of payment of principal in full with all interest accrued thereon) surrender of the Global Note to or to the order of any Paying Agent and will be effective to satisfy and discharge the corresponding liabilities of the relevant Issuer in respect of the Notes. On each occasion on which a payment of principal or interest is made in respect of the Global Note, the relevant Issuer shall procure that, in respect of a CGN, the payment is noted in a schedule thereto and, in respect of an NGN, the payment is entered *pro rata* in the records of Euroclear and Clearstream, Luxembourg.

Exercise of put option: In order to exercise the option contained in Condition 11(e) (Redemption at the option of Noteholders) the bearer of the Global Note must, within the period specified in the Conditions for the deposit of the relevant Note and put notice, give written notice of such exercise to the Principal Paying Agent specifying the principal amount of Notes in respect of which such option is being exercised. Any such notice will be irrevocable and may not be withdrawn.

Partial exercise of call option: In connection with an exercise of the option contained in Condition 11(c) (*Redemption at the option of the Issuer*) in relation to some only of the Notes, the Global Note may be redeemed in part in the principal amount specified by the relevant Issuer in accordance with the Conditions and the Notes to be redeemed will not be selected as provided in the Conditions but in accordance with the rules and procedures of Euroclear and Clearstream, Luxembourg (to be reflected in their records as either a pool factor or a reduction in principal amount, at their direction).

Notices: Notwithstanding Condition 20 (*Notices*), while all the Notes are represented by a Global Note and the Global Note is deposited with a depositary or a common depositary for Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system or a common safekeeper, notices to Noteholders may be given by delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system and, in any case, such notices shall be deemed to have been given to the Noteholders in accordance with Condition 20 (*Notices*) on the date of delivery to Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system. In the case of Notes which are listed on the Luxembourg Stock Exchange and so long as the rules of that exchange so require, notices to Noteholders shall be published in a leading newspaper having general circulation in Luxembourg (which is expected to be *d'Wort*) or on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

LEGEND CONCERNING UNITED STATES PERSONS

In the case of any Tranche of Bearer Notes having a maturity of more than 365 days, the Global Notes, the Definitive Notes and any Coupons and Talons appertaining thereto will bear a legend to the following effect:

> "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

The sections referred to in such legend provide that a United States person who holds a Bearer Note, Coupon or Talon will generally not be allowed to deduct any loss realised on the sale, exchange or redemption of such Bearer Note, Coupon or Talon and any gain (which might otherwise be characterised as capital gain) recognised on such sale, exchange or redemption will be treated as ordinary income.

MONTE TITOLI NOTES

Notes which are specified in the relevant Final Terms as having Monte Titoli as a clearing system will be held on behalf of the beneficial owners thereof, from their date of issue until their redemption, by Monte Titoli for the account of the relevant Monte Titoli account holders. The expression "**Monte Titoli account holder**" means any authorised financial intermediary institution entitled to hold accounts on behalf of its customers with Monte Titoli and includes any financial intermediary appointed by Euroclear and/or Clearstream, Luxembourg for the account of participants in Euroclear and/or Clearstream, Luxembourg.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions which, as supplemented, amended and/or replaced by the relevant Final Terms, will be endorsed on each Note in definitive form issued under the Programme. The terms and conditions applicable to any Note in global form will differ from those terms and conditions which would apply to the Note were it in definitive form to the extent described under "Conditions applicable to Global Notes" above.

1. Introduction

(a) *Programme*: Banca Intesa S.p.A. ("**Banca Intesa**") and Intesa Bank Ireland p.l.c. ("**IBI**") have established a Global Medium Term Note Programme (the "**Programme**") for the issuance of up to €35,000,000,000 in aggregate principal amount of notes (the "**Notes**") guaranteed, in respect of Notes issued by IBI, by Banca Intesa (in this capacity, the "**Guarantor**").

(b) *Final Terms*: Notes issued under the Programme are issued in series (each a "**Series**") and each Series may comprise one or more tranches (each a "**Tranche**") of Notes. Each Tranche is the subject of final terms (the "**Final Terms**") which supplement these terms and conditions (the "**Conditions**"). The terms and conditions applicable to any particular Tranche of Notes are these Conditions as supplemented, amended and/or replaced by the relevant Final Terms. In the event of any inconsistency between these Conditions and the relevant Final Terms, the relevant Final Terms shall prevail.

(c) *Trust Deed*: The Notes are subject to and have the benefit of an amended and restated trust deed dated 20th October, 2006 (as amended and/or supplemented and/or restated from time to time, the "**Trust Deed**") made between Banca Intesa, IBI and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**", which expression shall include all persons for the time being the trustee or trustees appointed under the Trust Deed).

(d) *Agency Agreement*: The Notes are the subject of an amended and restated paying agency agreement dated 20th October, 2006 (as amended and/or supplemented and/or restated from time to time, the "**Agency Agreement**") between Banca Intesa, IBI, the Trustee, Deutsche Bank AG acting through its London Branch as principal paying agent (the "**Principal Paying Agent**", which expression includes any successor principal paying agent appointed from time to time in connection with the Notes), Deutsche Bank Luxembourg S.A. as principal registrar (the "**Principal Registrar**", which expression includes any successor principal registrar appointed from time to time in connection with the Notes) and the transfer agent (the "**Transfer Agent**", which expression includes any successor transfer agent appointed from time to time in connection with the Notes) and paying agents and exchange agent named therein (together with the Principal Paying Agent and the Registrar, the "**Agents**", which expression includes any successor or additional agents appointed from time to time in connection with the Notes).

(e) *The Notes*: All subsequent references in these Conditions to "**Notes**" are to the Notes which are the subject of the relevant Final Terms. Copies of the relevant Final Terms are available for inspection and obtainable free of charge by the public during normal business hours at the Specified Office of the Trustee, the Specified Office of the Principal Paying Agent or, in the case of Registered Notes (as defined in Condition 2 (*Definitions and Interpretation*) the Registrar and, in any event, at the Specified Office of the Paying Agent in Luxembourg, the initial Specified Office of which is set out below.

(f) *Summaries*: Certain provisions of these Conditions are summaries of the Trust Deed and Agency Agreement and are subject to their detailed provisions. Noteholders and Couponholders, if any, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them. Copies of the Trust Deed and the Agency Agreement are available for inspection by Noteholders during normal business

hours at the Specified Offices of the Trustee and each of the Paying Agents, the initial Specified Offices of which are set out below.

(g) *Issuers*: References in these Conditions to **"Issuer"** are to the entity specified as the Issuer in the relevant Final Terms.

2. Definitions and Interpretation

(a) *Definitions*: In these Conditions the following expressions have the following meanings:

"Accrual Yield" has the meaning given in the relevant Final Terms;

"Additional Business Centre(s)" means the city or cities specified as such in the relevant Final Terms;

"Additional Financial Centre(s)" means the city or cities specified as such in the relevant Final Terms;

"Bearer Note" means a Note in bearer form;

"Business Day" means:

(i) in relation to any sum payable in euro, a TARGET Settlement Day and a day on which commercial banks and foreign exchange markets settle payments generally in each (if any) Additional Business Centre; and

(ii) in relation to any sum payable in a currency other than euro, a day on which commercial banks and foreign exchange markets settle payments generally in London, in the Principal Financial Centre of the relevant currency and in each (if any) Additional Business Centre;

"Business Day Convention", in relation to any particular date, has the meaning given in the relevant Final Terms and, if so specified in the relevant Final Terms, may have different meanings in relation to different dates and, in this context, the following expressions shall have the following meanings:

(i) **"Following Business Day Convention"** means that the relevant date shall be postponed to the first following day that is a Business Day;

(ii) **"Modified Following Business Day Convention"** or **"Modified Business Day Convention"** means that the relevant date shall be postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date will be the first preceding day that is a Business Day;

(iii) **"Preceding Business Day Convention"** means that the relevant date shall be brought forward to the first preceding day that is a Business Day;

(iv) **"FRN Convention"**, **"Floating Rate Convention"** or **"Eurodollar Convention"** means that each relevant date shall be the date which numerically corresponds to the preceding such date in the calendar month which is the number of months specified in the relevant Final Terms as the Specified Period after the calendar month in which the preceding such date occurred *provided, however, that*:

(A) if there is no such numerically corresponding day in the calendar month in which any such date should occur, then such date will be the last day which is a Business Day in that calendar month;

(B) if any such date would otherwise fall on a day which is not a Business Day, then such date will be the first following day which is a Business Day unless that day falls in the next calendar month, in which case it will be the first preceding day

which is a Business Day; and

(C) if the preceding such date occurred on the last day in a calendar month which was a Business Day, then all subsequent such dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which the preceding such date occurred; and

(v) "**No Adjustment**" means that the relevant date shall not be adjusted in accordance with any Business Day Convention;

"**Calculation Agent**" means the Principal Paying Agent or such other person specified in the relevant Final Terms as the party responsible for calculating the Rate(s) of Interest and Interest Amount(s) and/or such other amount(s) as may be specified in the relevant Final Terms;

"**Coupon**" means an interest coupon relating to a Bearer Note;

"**Couponholder**" means the holder of a Coupon;

"**Coupon Sheet**" means, in respect of a Bearer Note, a coupon sheet relating to such Note;

"**Day Count Fraction**" means, in respect of the calculation of an amount for any period of time (the "**Calculation Period**"), such day count fraction as may be specified in these Conditions or the relevant Final Terms and:

(i) if "**Actual/Actual (ICMA)**" is so specified, means:

(a) where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year; and

(b) where the Calculation Period is longer than one Regular Period, the sum of:

(1) the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(2) the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (a) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year;

(ii) if "**Actual/365**" or "**Actual/Actual (ISDA)**" is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(iii) if "**Actual/365 (Fixed)**" is so specified, means the actual number of days in the Calculation Period divided by 365;

(iv) if "**Actual/360**" is so specified, means the actual number of days in the Calculation Period divided by 360;

(v) if "**30/360**" is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st

day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "**30E/360**" or "**Eurobond Basis**" is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

"**Early Redemption Amount (Tax)**" means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms;

"**Early Termination Amount**" means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, these Conditions or the relevant Final Terms;

"**Extraordinary Resolution**" has the meaning given in the Trust Deed;

"**Final Redemption Amount**" means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms;

"**Fixed Coupon Amount**" has the meaning given in the relevant Final Terms;

"**Guarantee of the Notes**" means the guarantee of the Notes given by the Guarantor in the Trust Deed;

"**Holder**" means a Registered Holder or, as the context requires, the holder of a Bearer Note;

"**Indebtedness for Borrowed Money**" means any present or future indebtedness (whether being principal, premium, interest or other amounts) for or in respect of (i) money borrowed, (ii) liabilities under or in respect of any acceptance or acceptance credit or (iii) any bonds, notes, debentures, loan capital, certificates of deposit, loan stock or other like instruments or securities offered, issued or distributed whether by way of public offer, private placement, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash;

"**Interest Amount**" means, in relation to a Note and an Interest Period, the amount of interest payable in respect of that Note for that Interest Period;

"**Interest Commencement Date**" means the Issue Date of the Notes or such other date as may be specified as the Interest Commencement Date in the relevant Final Terms;

"**Interest Determination Date**" has the meaning given in the relevant Final Terms;

"**Interest Payment Date**" means the date or dates specified as such in, or determined in accordance with the provisions of, the relevant Final Terms and, if a Business Day Convention is specified in the relevant Final Terms:

(i) as the same may be adjusted in accordance with the relevant Business Day Convention; or

(ii) if the Business Day Convention is the FRN Convention, Floating Rate Convention or Eurodollar Convention and an interval of a number of calendar months is specified in the relevant Final Terms as being the Specified Period, each of such dates as may occur in accordance with the FRN Convention, Floating Rate Convention or Eurodollar Convention at such Specified Period of calendar months following the Interest Commencement Date (in the case of the first Interest Payment Date) or the previous Interest Payment Date (in any other case);

"**Interest Period**" means each period beginning on (and including) the Interest Commencement Date or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date;

"**ISDA Definitions**" means the 2000 ISDA Definitions (as amended and updated as at the date of issue of the first Tranche of the Notes of the relevant Series (as specified in the relevant Final Terms)) as published by the International Swaps and Derivatives Association, Inc.;

"**Issue Date**" has the meaning given in the relevant Final Terms;

"**Maximum Redemption Amount**" has the meaning given in the relevant Final Terms;

"**Margin**" has the meaning given in the relevant Final Terms;

"**Maturity Date**" has the meaning given in the relevant Final Terms;

"**Minimum Redemption Amount**" has the meaning given in the relevant Final Terms;

"**Note Certificate**" means a certificate issued to each Registered Holder in respect of its registered holding of Notes;

"**Noteholder**" means a holder of a Bearer Note or, as the context requires, a Registered Holder;

"**Optional Redemption Amount (Call)**" means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms;

"**Optional Redemption Amount (Put)**" means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms;

"**Optional Redemption Date (Call)**" has the meaning given in the relevant Final Terms;

"**Optional Redemption Date (Put)**" has the meaning given in the relevant Final Terms;

"**Participating Member State**" means a Member State of the European Communities which at any relevant time has adopted the euro as its lawful currency in accordance with the Treaty;

"**Payment Business Day**" means:

(i) if the currency of payment is euro, any day which is:

(A) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

(B) in the case of payment by transfer to an account, a TARGET Settlement Day and a day on which dealings in foreign currencies may be carried on in each (if any) Additional Financial Centre; or

(ii) if the currency of payment is not euro, any day which is:

(A) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

(B) in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in the Principal Financial Centre of the currency of payment and in each (if any) Additional Financial Centre;

"**Principal Financial Centre**" means, in relation to any currency, the principal financial centre for that currency *provided, however, that*:

(i) in relation to euro, it means the principal financial centre of such Member State of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(ii) in relation to Australian dollars, it means Melbourne and, in relation to New Zealand dollars, it means Wellington;

"**Put Option Notice**" means a notice which must be delivered to a Paying Agent by any Noteholder wanting to exercise a right to redeem a Note at the option of the Noteholder;

"**Put Option Receipt**" means a receipt issued by a Paying Agent to a depositing Noteholder upon deposit of a Note with such Paying Agent by any Noteholder wanting to exercise a right to redeem a Note at the option of the Noteholder;

"**Rate of Interest**" means the rate or rates (expressed as a percentage per annum) of interest payable in respect of the Notes specified in relevant Final Terms or calculated or determined in accordance with the provisions of these Conditions and/or the relevant Final Terms;

"**Redemption Amount**" means, as appropriate, the Final Redemption Amount, the Early Redemption Amount (Tax), the Optional Redemption Amount (Call), the Optional Redemption Amount (Put), the Early Termination Amount or such other amount in the nature of a redemption amount as may be specified in, or determined in accordance with the provisions of, the relevant Final Terms;

"**Reference Banks**" has the meaning given in the relevant Final Terms or, if none, four (or if the Principal Financial Centre is Helsinki, five) major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate;

"**Reference Price**" has the meaning given in the relevant Final Terms;

"**Reference Rate**" has the meaning given in the relevant Final Terms;

"**Register**" means the register maintained by the Registrar in respect of Registered Notes in accordance with the Agency Agreement;

"**Registered Holder**" means the person in whose name a Registered Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof);

"**Registered Note**" means a Note in registered form;

"**Registrar**" means the Principal Registrar or, as the case may be, the registrar in New York City (as specified in the Final Terms);

"**Regular Period**" means:

(i) in the case of Notes where interest is scheduled to be paid only by means of regular payments, each period from and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period from and including one Interest Payment Date to but excluding the next Interest Payment Date;

(ii) in the case of Notes where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "**Regular Date**" means the day and month (but not the year) on which any Interest Payment Date falls; and

(iii) in the case of Notes where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "**Regular Date**" means the day and month (but not the year) on which any Interest Payment

Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.

"**Relevant Date**" means, in relation to any payment, whichever is the later of (a) the date on which the payment in question first becomes due and (b) if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Principal Paying Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders;

"**Relevant Financial Centre**" has the meaning given in the relevant Final Terms;

"**Relevant Screen Page**" means the page, section or other part of a particular information service (including, without limitation, the Reuter Monitor Money Rates Service and the Moneyline Telerate Service) specified as the Relevant Screen Page in the relevant Final Terms, or such other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate;

"**Relevant Time**" has the meaning given in the relevant Final Terms;

"**Reserved Matter**" has the meaning ascribed thereto in the Trust Deed;

"**Specified Currency**" has the meaning given in the relevant Final Terms;

"**Specified Denomination(s)**" has the meaning given in the relevant Final Terms;

"**Specified Office**" has the meaning given in the Trust Deed;

"**Specified Period**" has the meaning given in the relevant Final Terms;

"**Talon**" means a talon for further Coupons;

"**TARGET Settlement Day**" means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) System is open;

"**Treaty**" means the Treaty establishing the European Communities, as amended;

"**Zero Coupon Note**" means a Note specified as such in the relevant Final Terms;

(b) *Interpretation*: In these Conditions:

(i) if the Notes are Zero Coupon Notes, references to Coupons and Couponholders are not applicable;

(ii) if Talons are specified in the relevant Final Terms as being attached to the Notes at the time of issue, references to Coupons shall be deemed to include references to Talons;

(iii) if Talons are not specified in the relevant Final Terms as being attached to the Notes at the time of issue, references to Talons are not applicable;

(iv) any reference to principal shall be deemed to include the Redemption Amount, any additional amounts in respect of principal which may be payable under Condition 13 (*Taxation*), any premium payable in respect of a Note and any other amount in the nature of principal payable pursuant to these Conditions;

(v) any reference to interest shall be deemed to include any additional amounts in respect of interest which may be payable under Condition 13 (*Taxation*) and any other amount in the nature of interest payable pursuant to these Conditions;

(vi) references to Notes being "outstanding" shall be construed in accordance with the Trust Deed; and

(vii) if an expression is stated in Condition 2(a) (*Definitions*) to have the meaning given in the relevant Final Terms, but the relevant Final Terms gives no such meaning or specifies that such expression is "not applicable" then such expression is not applicable to the Notes.

3. Form, Denomination and Title

The Notes are Bearer Notes or Registered Notes, as specified in the relevant Final Terms.

Notes in Bearer Form

Bearer Notes are issued in the Specified Denomination(s) with Coupons (if applicable) and, if specified in the relevant Final Terms, Talons attached at the time of issue. In the case of a Series of Bearer Notes with more than one Specified Denomination, Bearer Notes of one Specified Denomination will not be exchangeable for Bearer Notes of another Specified Denomination. Title to Bearer Notes and Coupons will pass by delivery. The holder of any Bearer Note or Coupon shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no person shall be liable for so treating such Holder.

Notes in Registered Form

Registered Notes are issued in the Specified Denominations and may be held in holdings equal to the Specified Minimum Amount (specified in the relevant Final Terms) and integral multiples equal to the Specified Increments (specified in the relevant Final Terms) in excess thereof (an "**Authorised Holding**"). The Holder of each Registered Note shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Note Certificate relating thereto (other than the endorsed form of transfer) or any previous loss or theft of such Note Certificate) and no person shall be liable for so treating such Holder.

4. Register and Transfers of Registered Notes

(a) *Register*: The Registrar will maintain the Register in accordance with the provisions of the Agency Agreement. A Note Certificate will be issued to each Registered Holder in respect of its holding of Notes. Each Note Certificate will be numbered serially with an identifying number which will be recorded in the Register.

(b) *Transfers*: Subject to paragraphs (e) and (f) below, a Registered Note may be transferred upon surrender of the relevant Note Certificate, with the endorsed form of transfer duly completed, at the Specified Office of the Registrar or any Transfer Agent, together with such evidence as the Registrar or (as the case may be) such Transfer Agent may reasonably require to prove the title of the transferor and the authority of the individuals who have executed the form of transfer; *provided, however, that* a Registered Note may not be transferred unless the principal amount of Registered Notes transferred and (where not all of the Registered Notes held by a Holder are being transferred) the principal amount of the balance of Notes not transferred are Authorised Holdings. Where not all the Registered Notes represented by the surrendered Note Certificate are the subject of the transfer, a new Note Certificate in respect of the balance of the Registered Notes will be issued to the transferor.

(c) *Registration and delivery of Note Certificates*: Within five business days of the surrender of a Note Certificate in accordance with paragraph (b) above, the Registrar will register the transfer in question and deliver a new Note Certificate of a like principal amount to the

Registered Notes transferred to each Registered Holder at its Specified Office or (as the case may be) the Specified Office of any Transfer Agent or (at the request and risk of any such relevant Registered Holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose by such Registered Holder. In this paragraph, "**business day**" means a day on which commercial banks are open for business (including dealings in foreign currencies) in the city where the Registrar or (as the case may be) the relevant Transfer Agent has its Specified Office.

(d) *No charge*: The transfer of a Registered Note will be effected without charge by or on behalf of the Issuer, the Guarantor (if applicable), the Registrar or any Transfer Agent but against such indemnity as the Registrar or (as the case may be) such Transfer Agent may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such transfer.

(e) *Closed periods*: Registered Holders may not require transfers to be registered during the period of 15 days ending on the due date for any payment of principal or interest in respect of the Registered Notes.

(f) *Regulations concerning transfers and registration*: All transfers of Registered Notes and entries on the Register are subject to the detailed regulations concerning the transfer of Registered Notes scheduled to the Agency Agreement. The regulations may be changed by the Issuer and the Guarantor (if applicable) with the prior written approval of the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Registered Holder who requests in writing a copy of such regulations.

5. Status of the Notes

(a) Status – Unsubordinated Notes

This Condition 5(a) is applicable in relation to Notes specified in the Final Terms as being unsubordinated or not specified as being subordinated ("**Unsubordinated Notes**").

The Notes constitute direct, general, unconditional and unsecured obligations of the Issuer and rank pari passu and rateably without any preference among themselves and (subject to any obligations preferred by any applicable law) equally with all other unsecured and unsubordinated indebtedness and monetary obligations (including deposits) of the Issuer, present and future.

(b) Status – Subordinated Notes issued by Banca Intesa

This Condition 5(b) is applicable only in relation to Subordinated Notes issued by Banca Intesa and specified in the Final Terms as being subordinated ("**Banca Intesa Subordinated Notes**").

(i) ***Status of Banca Intesa Subordinated Notes***

(aa) Upper Tier II Subordinated Notes issued by Banca Intesa ("**Banca Intesa Upper Tier II Subordinated Notes**") (*Strumenti Ibridi di Patrimonializzazione*, as defined in Title IV, Chapter 1, Section II, paragraph 4.1 of the Regulations of the Bank of Italy (*Istruzioni di Vigilanza della Banca d'Italia*) (the "**Bank of Italy Regulations**") and any related Coupons constitute unconditional and unsecured obligations of Banca Intesa subordinated as described in the first paragraph of Condition 5(b)(iii). Notes of each Series of Banca Intesa Upper Tier II Subordinated Notes will rank pari passu without any preference among themselves.

(bb) Lower Tier II Subordinated Notes issued by Banca Intesa ("**Banca Intesa Lower Tier II Subordinated Notes**") (*Passività Subordinate*, as defined in Title IV, Chapter 1, Section II, paragraph 4.2 of the Bank of Italy Regulations) and any

related Coupons constitute unconditional and unsecured obligations of Banca Intesa subordinated as described in Condition 5(b)(ii). Notes of each Series of Banca Intesa Lower Tier II Subordinated Notes will rank *pari passu* without any preference among themselves.

(cc) Tier III Subordinated Notes issued by Banca Intesa ("**Tier III Subordinated Notes**") (Prestiti Subordinati di 3° livello, as defined in Title IV, Chapter 3 of the Bank of Italy Regulations) constitute subordinated obligations of Banca Intesa as described in Condition 5(b)(iv), and are taken into account for purposes of the calculation of the market risk coverage of Banca Intesa.

(dd) In relation to each Series of Banca Intesa Subordinated Notes all Banca Intesa Subordinated Notes of such Series will be treated equally and all amounts paid by Banca Intesa in respect of principal and interest thereon will be paid *pro rata* on all Banca Intesa Subordinated Notes of such Series.

(ee) Each Holder of a Banca Intesa Subordinated Note unconditionally and irrevocably waives any right of set-off, counterclaim, abatement or other similar remedy which it might otherwise have, under the laws of any jurisdiction, in respect of such Banca Intesa Subordinated Note.

(ff) The repayment of the principal and the payment of interest (as defined below) in respect of Banca Intesa Subordinated Notes are obligations of Banca Intesa.

(ii) ***Special provisions relating to Banca Intesa Lower Tier II Subordinated Notes***

In the event of a bankruptcy, dissolution, liquidation or winding-up of Banca Intesa or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa* (as defined in Legislative Decree of 1st September, 1993, no. 385 of the Republic of Italy as amended (the "**Consolidated Banking Act**")), the payment obligations of Banca Intesa in respect of principal and interest under the Banca Intesa Lower Tier II Subordinated Notes will be repaid only after the satisfaction of all unsubordinated creditors of Banca Intesa and of all creditors holding instruments which are less subordinated than the Banca Intesa Lower Tier II Subordinated Notes. Lower Tier II Pari Passu Creditors (as defined below) will be satisfied together and *pro rata* with the holders of the Banca Intesa Lower Tier II Subordinated Notes, without any preference or priority. Lower Tier II Junior Creditors (as defined below) rank after the holders of the Banca Intesa Lower Tier II Subordinated Notes in a bankruptcy, liquidation or winding-up of Banca Intesa or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa.*

"**Lower Tier II Pari Passu Creditors**" means the creditors of Banca Intesa holding notes, securities, similar instruments or other negotiable rights having the same degree of subordination as the Lower Tier II Subordinated Notes, including, but not limited to, (i) holders of IBI Lower Tier II Subordinated Notes (as defined below); and (ii) creditors of Banca Intesa holding Tier III Subordinated Notes.

"**Lower Tier II Junior Creditors**" means the creditors of Banca Intesa holding notes, securities, similar instruments or other negotiable rights ranking more subordinated than the Banca Intesa Lower Tier II Subordinated Notes (including, but not limited to, subordinated creditors of Banca Intesa holding notes, securities, similar instruments or other negotiable rights classified, in accordance with the current Bank of Italy Regulations, as "*Strumenti Ibridi di Patrimonializzazione*" or that otherwise are expressed to rank subordinated to the Banca Intesa Lower Tier II Subordinated Notes or to securities more subordinated than the Banca Intesa Lower Tier II Subordinated Notes).

(iii) ***Special provisions relating to Banca Intesa Upper Tier II Subordinated Notes***

In the event of a bankruptcy, dissolution, liquidation or other winding-up of Banca Intesa, or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa* (within the meaning ascribed to that expression by the Consolidated Banking Act and the other relevant laws of the Republic of Italy (hereinafter in these Conditions referred to as "*Liquidazione Coatta Amministrativa*")), the payment obligations of Banca Intesa in respect of principal and interest under the Banca Intesa Upper Tier II Subordinated Notes will be subordinated to the claims of all Senior Creditors (as defined below) so that all such claims are entitled to be satisfied in full before any payments are made in respect of principal and interest under the Banca Intesa Upper Tier II Subordinated Notes. In a bankruptcy, dissolution, liquidation or other winding-up of Banca Intesa, or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa*, the payment obligations of Banca Intesa in respect of principal and interest under the Banca Intesa Upper Tier II Subordinated Notes will rank *pari passu* with Other Pari Passu Claims (as defined below), and senior to the share capital of Banca Intesa.

(aa) *Loss Absorption*

To the extent that Banca Intesa at any time suffers losses which, in accordance with Articles 2446 and 2447 of the Italian Civil Code, or otherwise in accordance with the provisions of Italian laws and regulations, would require Banca Intesa to reduce its capital to below the Minimum Capital (as defined below) (as determined by the Auditors (as defined in the Trust Deed) of Banca Intesa and certified to the Trustee in accordance with the Trust Deed) the obligations of Banca Intesa in respect of interest and principal under the Banca Intesa Upper Tier II Subordinated Notes, whether or not matured, will be reduced to the extent necessary to enable Banca Intesa to maintain at least the Minimum Capital in accordance with the requirements of Italian law as determined by the Auditors of Banca Intesa and certified to the Trustee in accordance with the Trust Deed.

The amount by which the obligations of Banca Intesa have been reduced in accordance with this Condition will be reinstated whether or not the maturity date of the relevant obligation has occurred under the following circumstances, as determined by the Auditors of Banca Intesa and certified to the Trustee in accordance with the Trust Deed:

(i) in whole, in the event of a bankruptcy, dissolution, liquidation or winding-up of Banca Intesa or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa* and with effect prior to the commencement of such bankruptcy, dissolution, liquidation or winding-up or order for *Liquidazione Coatta Amministrativa* as if such obligations of Banca Intesa were not so reduced in accordance with this Condition; and

(ii) in whole or in part, from time to time, to the extent that Banca Intesa, by reason of its having profits, or by reason of it obtaining new capital contributions, or by reason of the occurrence of any other event, would again have at least the Minimum Capital and would not be required, in accordance with Articles 2446 and 2447 of the Italian Civil Code, or otherwise in accordance with the provisions of Italian laws and regulations, to reduce its capital to below the Minimum Capital.

As further provided in Condition 5(b)(iii)(cc)(ii)(A), in the event of any distribution to the holders of any class of shares of Banca Intesa being approved or made prior to the full reinstatement of the obligations of Banca Intesa in respect of the Banca Intesa Upper Tier II Subordinated Notes pursuant to this Condition or the

Trust Deed, such obligations shall be reinstated in full whether or not the maturity date of the relevant obligation has occurred forthwith upon such distribution being approved or made.

As further provided in Condition 5(b)(iii)(cc)(i), in the event of Banca Intesa making or proposing to make any payment of or in respect of amounts of interest or principal or premium or in relation to any Other Pari Passu Claims prior to the full reinstatement of the obligations of Banca Intesa in respect of the Banca Intesa Upper Tier II Subordinated Notes pursuant to this Condition or the Trust Deed, the obligations of Banca Intesa in respect of the Banca Intesa Upper Tier II Subordinated Notes shall be reinstated to the extent that Banca Intesa is able to make payment thereof *pari passu* and *pro rata* with the payments on or in relation to such Other Pari Passu Claims whether or not the maturity date of the relevant obligations has occurred.

For the purposes of these Conditions, "**Minimum Capital**" means the minimum capital required for Banca Intesa by the Bank of Italy from time to time for the issuance or maintenance of the Bank of Italy's authorisation to conduct banking activity.

The Trustee shall be entitled to rely on certificates of the Auditors of Banca Intesa without further investigation.

(bb) *Arrears of Interest*

On any Optional Interest Payment Date (as defined below) there may be paid (if Banca Intesa so elects but subject to Condition 5(b)(iii) and the application of Condition 5(b)(iii)(aa)) the interest in respect of the Banca Intesa Upper Tier II Subordinated Notes accrued in the Interest Period ending on the day immediately preceding such date, but (except as provided in Condition 5(b)(iii)(cc)) Banca Intesa shall not have any obligation to make such payment and any failure to pay shall not constitute a default by Banca Intesa for any purpose.

Any interest in respect of the Banca Intesa Upper Tier II Subordinated Notes not paid on an Optional Interest Payment Date, together with any other interest in respect thereof not paid on any other Interest Payment Date, shall, so long as the same remains unpaid, constitute "**Arrears of Interest**".

For the avoidance of doubt, during any period when there are Arrears of Interest due to the Noteholders, the Banca Intesa Upper Tier II Subordinated Notes shall continue to accrue interest at the relevant Rate of Interest on their original principal amount.

In addition, each amount of Arrears of Interest shall itself bear interest as if it were principal of the Banca Intesa Upper Tier II Subordinated Notes at a rate which corresponds to the Rate of Interest from time to time applicable to the Banca Intesa Upper Tier II Subordinated Notes in respect of any Interest Period, and the amount of such interest (the "**Additional Interest Amount**") with respect to each amount of Arrears of Interest shall become due and payable pursuant to paragraph (cc) below and shall be calculated by the Principal Paying Agent by applying the Rate of Interest to the amount of the Arrears of Interest and otherwise *mutatis mutandis* as provided in this Condition 5. The Additional Interest Amount accrued up to any Interest Payment Date shall be added to the amount of Arrears of Interest remaining unpaid on such Interest Payment Date so that it will itself become Arrears of Interest. Arrears of Interest (together with

corresponding Additional Interest Amount) shall be payable in accordance with Condition 12 (*Payments*).

(cc) *Payment of Arrears of Interest*

Arrears of Interest (together with the corresponding Additional Interest Amount) may at the option of Banca Intesa be paid in whole or in part at any time except that:

(i) if at any time Banca Intesa shall make any payment of or in respect of amounts of interest or principal or premium on or in relation to any Other Pari Passu Claims, Arrears of Interest (together with the corresponding Additional Interest Amount) shall become due and payable on the next Interest Payment Date (or, if none, the tenth Business Day) immediately following such payment of or in respect of amounts of interest or principal or premium on or in relation to Other Pari Passu Claims (as provided in Condition 5(b)(iii) and Condition 5(b)(iii)(aa)) *pari passu* and *pro rata* with any other payments of or in respect of interest on or in relation to any Other Pari Passu Claims to the extent that Banca Intesa has funds available to pay such amount; and

(ii) all Arrears of Interest (together with the corresponding Additional Interest Amount) in respect of all Banca Intesa Upper Tier II Subordinated Notes for the time being outstanding shall become due and payable (as provided in Condition 5(b)(iii) and Condition 5(b)(iii)(aa)) on whichever is the earliest of:

(A) the Interest Payment Date immediately following the date upon which distribution to the holders of any class of dividend is approved or paid on any share of Banca Intesa;

(B) the date on which the Banca Intesa Upper Tier II Subordinated Notes are to be repaid pursuant to any provision of Condition 11 (*Redemption and Purchase*); and

(C) the commencement of a bankruptcy, dissolution, liquidation or winding-up of Banca Intesa or when Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa.*

If notice is given by Banca Intesa of its intention to pay the whole or any part of Arrears of Interest, Banca Intesa shall (subject to Condition 5(b)(iii) and the application of Condition 5(b)(iii)(aa)) be obliged to do so (together with the corresponding Additional Interest Amount) upon the expiration of such notice.

(dd) *Notice of Interest Deferral, Payment of Arrears of Interest and Loss Absorption*

Banca Intesa shall give not more than 25 nor less than 15 days' prior notice to the Trustee, the Paying Agents, and to the Noteholders in accordance with Condition 20 (*Notices*):

(i) of any Optional Interest Payment Date on which, pursuant to the provisions of Condition 5(b)(iii)(bb) above, interest will not be paid;

(ii) of any date upon which amounts in respect of Arrears of Interest and/or Additional Interest Amounts shall become due and payable;

(iii) of (1) the amount of principal and of sums which would otherwise be payable as interest in respect of the Banca Intesa Upper Tier II Subordinated Notes which are to be applied to meet the losses of Banca

Intesa pursuant to Condition 5(b)(iii)(aa), (2) the date of such application and (3) details of the nature of such losses; and

(iv) of (1) the amount of principal and of sums which would otherwise have been payable as interest in respect of the Banca Intesa Upper Tier II Subordinated Notes and which, having been applied to meet the losses of Banca Intesa pursuant to Condition 5(b)(iii)(aa), are to be reinstated as provided herein, (2) the date of such reinstatement and the date on which the relevant amount shall become due and payable in accordance with these Conditions and (3) details of the event giving rise to such reinstatement.

The information contained in any notice given in accordance with this paragraph (dd) will be available at the specified office of the Principal Paying Agent from the date of the relevant notice.

(ee) *Partial Payment of Arrears of Interest*

If amounts in respect of Arrears of Interest and Additional Interest Amounts become payable:

(i) all unpaid amounts of Arrears of Interest shall be payable before any Additional Interest Amounts;

(ii) Arrears of Interest accrued for any period shall not be payable until full payment has been made of all Arrears of Interest that have accrued during any earlier period and the order of payment of Additional Interest Amounts shall follow that of the Arrears of Interest to which they relate; and

(iii) the amount of Arrears of Interest or Additional Interest Amounts payable in respect of any Note shall be *pro rata* to the total amount of all unpaid Arrears of Interest or, as the case may be, Additional Interest Amounts accrued to the date of payment.

(ff) *Definitions*

For the purposes of this Condition 5(b)(iii):

(i) the term "**interest**" includes, unless the context requires otherwise, Arrears of Interest and Additional Interest Amounts;

(ii) "**Optional Interest Payment Date**" means any Interest Payment Date in respect of which:

(A) no annual dividend has been approved by the shareholders of Banca Intesa or paid in respect of any class of shares of Banca Intesa during the twelve month period ending on the date immediately preceding such Interest Payment Date; or

(B) the board of directors of Banca Intesa has announced at the time of publication of any interim accounts (the "**Interim Accounts**", which expression includes the semi-annual accounts and any other interim accounts that, according to Italian law applicable at that time, entitle Banca Intesa to make distributions of interim dividends) of Banca Intesa published during the two Interest Periods immediately preceding such Interest Payment Date that, based on such Interim Accounts, no sums are available at such

time in accordance with Italian law for the payment of interim dividends;

(iii) "**Other Pari Passu Claims**" means claims of creditors of Banca Intesa which are subordinated so as to rank *pari passu* with the claims of the holders of the Banca Intesa Upper Tier II Subordinated Notes and the holders of the related Coupons and the Trustee in respect of the Banca Intesa Upper Tier II Subordinated Notes and of the related Coupons; and

(iv) "**Senior Creditors**" means (a) all unsubordinated creditors of Banca Intesa; (b) all creditors of Banca Intesa whose claims are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Banca Intesa, but not further or otherwise including, for the avoidance of doubt, all claims of existing and future holders of the Banca Intesa Lower Tier II Subordinated Notes ("*Passività Subordinate*" within the meaning ascribed to such expression by the Bank of Italy Regulations) and Tier III Subordinated Notes; and (c) all other creditors of Banca Intesa except the holders of the Banca Intesa Upper Tier II Subordinated Notes and the holders of the related Coupons and the Trustee in relation to their claims in respect of the Banca Intesa Upper Tier II Subordinated Notes and of the related Coupons and creditors whose claims rank, or are expressed to rank, *pari passu* with or junior to such claims.

(iv) ***Special provisions relating to Tier III Subordinated Notes***

(A) *Ranking*

In the event of a bankruptcy, dissolution, liquidation or winding-up of Banca Intesa or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa* (as defined in the Consolidated Banking Act), the Tier III Subordinated Notes will be repaid, with respect to principal and accrued interest, only after the satisfaction of all unsubordinated creditors of Banca Intesa and of all creditors holding instruments which are less subordinated than the Tier III Subordinated Notes. Tier III Pari Passu Creditors (as defined below) will be satisfied together and *pro rata* with the holders of the Tier III Subordinated Notes, without any preference or priority. Tier III Junior Creditors (as defined below) rank after the holders of the Tier III Subordinated Notes in a bankruptcy, liquidation or winding-up of Banca Intesa or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa*.

"**Tier III Pari Passu Creditors**" means the creditors of Banca Intesa holding notes, securities, similar instruments or other negotiable rights having the same degree of subordination as the Tier III Subordinated Notes, including, but not limited to, creditors of Banca Intesa holding notes, securities, similar instruments or other negotiable rights classified, in accordance with the applicable Bank of Italy Regulations, as "*Passività Subordinate*" (**"Subordinated Liabilities"**).

"**Tier III Junior Creditors**" means the creditors of Banca Intesa holding notes, securities, similar instruments or other negotiable rights ranking more subordinated than the Tier III Subordinated Notes (including, but not limited to, subordinated creditors of Banca Intesa holding notes, securities, similar instruments or other negotiable rights classified, in accordance with the current Bank of Italy Regulations, as "*Strumenti Ibridi di Patrimonializzazione*" or that otherwise are expressed to rank subordinated to the Tier III Subordinated Notes or to securities more subordinated than the Tier III Subordinated Notes).

No Noteholder may exercise or claim any right of set-off in respect of any amount owed to it by Banca Intesa arising under or in connection with the Tier III Subordinated Notes.

(B) *Lock-in Clause*

(aa) The payment of the sums due with respect to interest and/or principal on Tier III Subordinated Notes will be entirely suspended and deferred, and any such suspension and deferral to pay shall not constitute a default of Banca Intesa under the Tier III Subordinated Notes and the Trust Deed if, at the time any such payment becomes due:

(A) Banca Intesa's Total Amount of Regulatory Capital (as defined below) is, on a consolidated or unconsolidated basis, less than the aggregate minimum credit risk (*rischio creditizio*) capital requirements of Banca Intesa, as provided by the then applicable Bank of Italy Regulations, on a consolidated or unconsolidated basis; or

(B) upon payment of interest and/or repayment of principal under the Tier III Subordinated Notes, Banca Intesa's Total Amount of Regulatory Capital would become, on a consolidated or unconsolidated basis, less than the aggregate minimum credit risk (*rischio creditizio*) capital requirements of Banca Intesa, as provided by the then applicable Bank of Italy Regulations, on a consolidated or unconsolidated basis.

(bb) **"Banca Intesa's Total Amount of Regulatory Capital" means:**

(A) on an unconsolidated basis, the aggregate amount of the items stated and defined in (I), (II), (III), (IV), (V), and (VI) below and any additional, replacement and/or adjusted or other items, in each case which may from time to time be required to be included pursuant to the then applicable Bank of Italy Regulations for the purposes of calculating the Issuer's Total Amount of Regulatory Capital;

(B) on a consolidated basis, the aggregate amount of the items listed in (A) above, calculated on a consolidated basis, according to the Bank of Italy Regulations from time to time applicable,

WHERE:

(I) taken as a positive figure, the aggregate amount of the regulatory capital of Banca Intesa (*Patrimonio di Vigilanza*), calculated on an unconsolidated basis, as set forth in the then applicable Bank of Italy Regulations;

(II) taken as a positive figure, the aggregate amount of any indebtedness of Banca Intesa qualified by the Bank of Italy as "*passività subordinate di 3° livello*", intended to cover the minimum capital requirements for market risks, calculated on an unconsolidated basis (as defined in Title IV, Chapter 3 of the Bank of Italy Regulations or any provision which amends or replaces such definition) in accordance with the following paragraph (III), provided however that the amount of such indebtedness can only be included up to the absolute amount of the following paragraph (III);

(III) taken as a negative figure, the minimum capital requirements for market risks of Banca Intesa, calculated on an unconsolidated basis (as defined in Title IV, Chapter 3 of the Bank of Italy Regulations or any provisions which amends or replaces such definition);

(IV) taken as a negative figure, the excess of the limit to the ownership of shareholdings in non-financial companies acquired by Banca Intesa following the recovery of credits (as defined in Title IV, Chapter 9, Section V of the Bank of Italy Regulations or any provision which amends or replaces such definition);

(V) taken as a negative figure, the excess over the limit on the ownership of real estate acquired by Banca Intesa following the recovery of credits (as defined in Title IV, Chapter 10, Section II of the Bank of Italy Regulations or any provision which amends or replaces such definition);

(VI) taken as negative figure, any additional specific capital requirements imposed on Banca Intesa by the Bank of Italy, to the extent not taken into account in paragraphs (III) to (V).

(cc) For the purposes of the Tier III Subordinated Notes, Banca Intesa's Total Amount of Regulatory Capital is deemed to be equal to or more than the minimum credit risk (*rischio creditizio*) capital requirements of Banca Intesa as required by the then applicable Bank of Italy Regulations, when:

(A) Banca Intesa's Total Amount of Regulatory Capital, calculated on an unconsolidated basis, is equal to or more than the 7 per cent. (or such other percentage as may be, from time to time, set forth, on an unconsolidated basis, by the Bank of Italy) of the aggregate weighted assets to be comprised in the calculation, on an unconsolidated basis, of the minimum capital requirements of Banca Intesa (such assets being defined in Title IV, Chapter 2, Section II of the Bank of Italy Regulations or any provision which amends or replaces such definition); and

(B) Banca Intesa's Total Amount of Regulatory Capital, calculated on a consolidated basis, is equal to or more than 8 per cent. (or such other percentage as the Bank of Italy may, from time to time, require on a consolidated basis) of the aggregate weighted assets to be comprised in the calculation of the consolidated minimum capital requirements of the banking group controlled directly or indirectly by Banca Intesa (such assets being defined in Title IV, Chapter 2, Section III of the Bank of Italy Regulations or any provision which amends or replaces such definition).

(dd) The obligations of Banca Intesa to effect the payment of interest (including Tier III Arrears of Interest and Default Interest (each as defined below)) not paid when due and/or to repay principal not repaid when due, in each case in accordance with Condition 5(b)(iv)(B)(aa), will (subject to, and to the extent provided in, Condition 5(b)(iv)(B)(ee)), be reinstated and will start to accrue in whole and as if the payment obligations of Banca Intesa had never been so suspended (but without prejudice to the subordination provided for in Condition 5(b)(i)):

(A) in the event of a bankruptcy, dissolution, liquidation or winding-up of Banca Intesa or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa*; or

(B) in the event that Banca Intesa's Total Amount of Regulatory Capital after the payment of interest and/or repayment of principal is, both on an unconsolidated and on a consolidated basis, equal to or more than the minimum aggregate credit risk (*rischio creditizio*) capital requirements of Banca Intesa, both on an unconsolidated and consolidated basis, as respectively required by the then applicable Bank of Italy Regulations; or

(C) in the event that, at any time, Banca Intesa shall make any payment of or in respect of amounts of interest or principal or premium on or in relation to any other Tier III issue.

(ee) Where, following any suspension and deferral pursuant to Condition 5(b)(iv)(B)(aa), the obligation to pay interest (including Tier III Arrears of Interest and Default Interest) and/or to repay principal has been reinstated pursuant to Condition 5(b)(iv)(B)(dd)(B), the obligation will become effective at and will be paid on the first Interest Payment Date (or, if none, on the tenth Business Day) immediately following the date of transmission by the Bank of Italy of a Report (as defined below), according to which Banca Intesa's Total Amount of Regulatory Capital net of amounts to be paid in respect of interest and/or repayment of principal, both on an unconsolidated and consolidated basis, is equal to or more than the minimum aggregate credit risk (*rischio creditizio*) capital requirements set forth by the then applicable Bank of Italy Regulations.

If the payment of interest and/or the repayment of principal has been suspended pursuant to the provisions of Condition 5(b)(iv)(B)(aa), the reinstatement of the obligation to make payment and/or repayment in respect thereof pursuant to Condition 5(b)(iv)(B)(dd) shall, where there are insufficient amounts pursuant to the foregoing provisions to make full payment in respect thereof, be made in part as such amounts become so available pursuant to the foregoing provisions in the following order:

(A) payment of any Default Interest (where not paid in full, Default Interest shall be paid in the order in which it accrued);

(B) payment of any Tier III Arrears of Interest (where not paid in full, Tier III Arrears of Interest shall be paid in the order in which it accrued);

(C) payment of interest otherwise due; and

(D) repayment of principal.

All payments to holders of Tier III Subordinated Notes will be made on a *pro rata* basis.

(ff) If for any reason (including, but not limited to, merger or any other extraordinary transaction) Banca Intesa, in accordance with any applicable laws and regulations, ceases to be a member of a banking group, the percentage referred to in Condition 5(b)(iv)(B)(cc)(A) will be the percentage required by the then applicable Bank of Italy Regulations on a unconsolidated basis.

(gg) If for any reason (including, but not limited to, merger or any other extraordinary transaction) Banca Intesa, in accordance with any applicable laws and regulations, ceases to be a member of a banking group, all references in this Condition 5(b)(iv) to parameters referred to consolidated figures of Banca Intesa will be read as references to figures calculated on a unconsolidated basis (but without prejudice to the provisions of Condition 5(b)(iv)(ff) above).

(hh) *Tier III Arrears of Interest and Default Interest*

Any interest that Banca Intesa does not pay when due shall constitute, for the purposes of the Tier III Subordinated Notes, "**Tier III Arrears of Interest**".

Tier III Arrears of Interest not paid by Banca Intesa in accordance with Condition 5(b)(iv) shall not bear interest, whether default interest or otherwise. In all other cases, Tier III Arrears of Interest not paid by Banca Intesa when due for reasons other than those provided for in Condition 5(b)(iv), shall accrue default interest

("**Default Interest**") at the Rate of Interest in accordance with Conditions 7 (*Fixed Rate Note Provisions*) and 8 (*Floating Rate Note and Index-linked Interest Note Provisions*) as if references therein to the outstanding nominal amount of a Note were references to the Tier III Arrears of Interest in respect thereof.

Such Default Interest will accrue during the entire period from the date of the failure to pay Tier III Arrears of Interest until the date of their full payment.

(ii) In these Terms and Conditions:

"**Report**" means the report that Banca Intesa, under Title IV, Chapter 2, Sections II and III of the Bank of Italy Regulations, is required to send semi-annually to the Bank of Italy for purposes of the control of compliance with minimum regulatory capital requirements, on an unconsolidated and consolidated basis, as of 31st December and 30th June of each fiscal year. For the purposes of these Terms and Conditions, neither the quarterly Report which Italian banks are required to send for the sole purposes of the control of compliance with the minimum regulatory capital requirements on an unconsolidated basis as of 31st March and 30th September of each fiscal year, nor any such other reporting which the Bank of Italy may in the future require to be made, will be taken into account.

(jj) The Trustee shall be entitled to rely on any notices or reports from Banca Intesa to the value from time to time of Banca Intesa's Total Amount of Regulatory Capital without further investigation.

(c) **Status – Subordinated Notes issued by IBI**

*This Condition 5(c) is applicable only in relation to Notes issued by IBI and specified in the Final Terms as being subordinated ("**IBI Subordinated Notes**").*

(i) ***Status of IBI Subordinated Notes***

(aa) Upper Tier II Subordinated Notes issued by IBI ("***IBI Upper Tier II Subordinated Notes***") and any related Coupons constitute unconditional and unsecured obligations of IBI subordinated as described in Condition 5(c)(iii)(aa). Notes of each Series of IBI Upper Tier II Subordinated Notes will rank *pari passu* without any preference among themselves.

(bb) Lower Tier II Subordinated Notes issued by IBI ("***IBI Lower Tier II Subordinated Notes***") and any related Coupons constitute unconditional and unsecured obligations of IBI subordinated as described in Condition 5(c)(ii). Notes of each Series of IBI Lower Tier II Subordinated Notes will rank *pari passu* without any preference among themselves.

(cc) In relation to each Series of IBI Subordinated Notes, all IBI Subordinated Notes of such Series will be treated equally and all amounts paid by IBI in respect of principal and interest thereon will be paid *pro rata* on all IBI Subordinated Notes of such Series.

(dd) Each Holder of an IBI Subordinated Note unconditionally and irrevocably waives any right of set-off, counterclaim, abatement or other similar remedy that it might otherwise have, under the laws of any jurisdiction, in respect of such IBI Subordinated Note.

(ee) The repayment of principal and the payment of interest in respect of IBI Subordinated Notes are obligations of IBI.

(ii) ***Special Provisions relating to IBI Lower Tier II Subordinated Notes***

In the event of a bankruptcy or liquidation of IBI, claims against IBI in respect of IBI Lower Tier II Subordinated Notes ("***IBI Lower Tier II Claims***") will rank:

(aa) after claims of all unsubordinated creditors and claims of all subordinated creditors whose claims are less subordinated than the IBI Lower Tier II Claims;

(bb) *pari passu* with all claims of subordinated creditors that have the same degree of subordination as the IBI Lower Tier II Claims;

(cc) ahead of all claims of subordinated creditors that are more subordinated than the IBI Lower Tier II Claims (which will include IBI Upper Tier II Claims (as defined below)) and all claims in respect of the share capital of IBI,

All claims of subordinated creditors that have the same degree of subordination as the IBI Lower Tier II Claims will be satisfied together and *pro rata* with the holders of the IBI Lower Tier II Subordinated Notes, without any preference or priority.

(iii) ***Special Provisions relating to IBI Upper Tier II Subordinated Notes***

(aa) *Subordination*

In the event of a bankruptcy or liquidation of IBI, claims against IBI in respect of IBI Upper Tier II Subordinated Notes ("***IBI Upper Tier II Claims***") will rank:

(A) after claims of all unsubordinated creditors and claims of all subordinated creditors whose claims are less subordinated than the IBI Upper Tier II Claims (which will include IBI Lower Tier II Claims);

(B) *pari passu* with all claims of subordinated creditors that have the same degree of subordination as the IBI Upper Tier II Claims; and

(C) ahead of all claims in respect of the share capital of IBI.

All claims of subordinated creditors that have the same degree of subordination as the IBI Upper Tier II Claims will be satisfied together and *pro rata* with the holders of the IBI Upper Tier II Subordinated Notes, without any preference or priority.

(bb) *Deferral of interest*

Notwithstanding the terms of any other Condition or provisions of, or relating to, the IBI Upper Tier II Subordinated Notes, IBI shall not have any obligation to pay interest accrued in respect of such Notes and any failure to pay such interest shall not constitute a default of IBI for any purpose.

(cc) *Loss absorption*

To the extent that IBI at any time suffers losses that would, in accordance with the provisions of any applicable law, prevent IBI from continuing to trade (as determined by IBI, acting reasonably and having taken such professional advice as it considers appropriate, and certified to the Trustee in accordance with the Trust Deed), the obligations of IBI in respect of interest and principal under the IBI Upper Tier II Subordinated Notes, whether or not matured, will be reduced to the extent necessary to enable IBI to continue to trade in accordance with the requirements of law (as determined by the directors of IBI, acting reasonably and having taken such professional advice as it considers appropriate, and certified to the Trustee in accordance with the Trust Deed).

Such obligations shall be reinstated if IBI would, after such reinstatement and by reason of the occurrence of any event, be entitled to continue to trade (as determined by IBI, acting reasonably and having taken such professional advice as it considers appropriate, and certified to the Trustee in accordance with the Trust Deed). Such reduction shall, subject to the below, be deemed to cease should IBI become, and for so long as it remains, subject to any bankruptcy or liquidation proceedings or process and the obligations of IBI under the IBI Upper Tier II Subordinated Notes shall, in such event, be treated as if they were not reduced in accordance with this Condition. If, at any time during such bankruptcy or liquidation proceedings or process, reduction of the obligations would enable such proceedings or process to be dismissed, discharged, stayed, restrained or vacated and IBI to continue to trade (as determined by IBI, acting reasonably and having taken such professional advice as it considers appropriate, and certified to the Trustee in accordance with the Trust Deed), the obligations of IBI under the IBI Upper Tier II Subordinated Notes shall be deemed to be reduced.

The Trustee shall be entitled to rely on certificates of IBI in this regard without further investigation.

6. Status of the Guarantee

(a) Status – Unsubordinated Guarantee

This Condition 6(a) is applicable in relation to Unsubordinated Notes.

The obligations of the Guarantor under the Unsubordinated Guarantee of the Notes constitute direct, general, unconditional and unsecured obligations of the Guarantor and rank equally (subject to any obligation preferred by any applicable law) with all other unsecured and unsubordinated indebtedness and monetary obligations (including deposits) of the Guarantor (present and future).

(b) Status – Subordinated Guarantee

This Condition 6(b) is applicable in relation to IBI Subordinated Notes guaranteed by Banca Intesa on a subordinated basis.

The obligations of Banca Intesa under the Subordinated Guarantee in respect of IBI Subordinated Notes constitute unconditional, unsecured and subordinated obligations of Banca Intesa.

(i) *Special provisions relating to a guarantee on a subordinated basis in respect of Notes described as IBI Upper Tier II Subordinated Notes*

In the event of a bankruptcy, dissolution, liquidation or other winding-up of Banca Intesa, or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa* (within the meaning ascribed to that expression by the Consolidated Banking Act and the other relevant laws of the Republic of Italy (hereinafter in these Conditions referred to a "***Liquidazione Coatta Amministrativa***")), the payment obligations of Banca Intesa under the Subordinated Guarantee will be subordinated to the claims of all Senior Creditors (as defined below) so that all such claims are entitled to be satisfied in full before any payments are made in respect of principal and interest under the Subordinated Guarantee of the IBI Upper Tier II Subordinated Notes. In a bankruptcy, dissolution, liquidation or other winding-up of Banca Intesa, or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa*, the payment obligations of Banca Intesa under the Subordinated Guarantee of the IBI Upper Tier II Subordinated Notes will

rank *pari passu* with Other Pari Passu Claims (as defined below), and senior to the share capital of Banca Intesa.

For the purposes of this Condition 6(b)(i):

"Senior Creditors" means (a) all unsubordinated creditors of Banca Intesa; (b) all creditors of Banca Intesa whose claims are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Banca Intesa, but not further or otherwise including, for the avoidance of doubt, all claims of existing and future holders of Banca Intesa Lower Tier II Subordinated Notes (*"Passività Subordinate"* within the meaning ascribed to such expression by the Bank of Italy Regulations (*"Istruzioni di Vigilanza"*)); and (c) all other creditors of Banca Intesa, except the holders of the IBI Upper Tier II Subordinated Notes and the holders of the related Coupons and the Trustee in relation to their claims in respect of the Subordinated Guarantee of the IBI Upper Tier II Subordinated Notes and creditors whose claims rank, or are expressed to rank, *pari passu* with or junior to such claims.

"Other Pari Passu Claims" means claims of creditors of Banca Intesa, which are subordinated so as to rank *pari passu* with the claims of the holders of the IBI Upper Tier II Subordinated Notes and the holders of the related Coupons and the Trustee in respect of the Subordinated Guarantee of the IBI Upper Tier II Subordinated Notes.

(aa) *Loss Absorption*

To the extent that Banca Intesa at any time suffers losses which, in accordance with Articles 2446 and 2447 of the Italian Civil Code, or otherwise in accordance with the provisions of Italian laws and regulations, would require Banca Intesa to reduce its capital to below the Minimum Capital (as defined herein) (as determined by the Auditors of Banca Intesa and certified to the Trustee in accordance with the Trust Deed) the obligations of Banca Intesa under the Subordinated Guarantee of the Notes, whether matured or not, will be reduced to the extent necessary to enable Banca Intesa to maintain at least the Minimum Capital in accordance with the requirements of law as determined by the Auditors of the Guarantor and certified to the Trustee in accordance with the Trust Deed.

The amount by which the obligations of Banca Intesa have been reduced in accordance with this Condition will be reinstated whether or not the maturity date of the relevant obligation has occurred under the following circumstances, as determined by the Auditors of Banca Intesa and certified to the Trustee in accordance with the Trust Deed:

(i) in whole, in the event of a bankruptcy, dissolution, liquidation or winding-up of Banca Intesa or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa* and with effect prior to the commencement of such bankruptcy, dissolution, liquidation or winding-up or order for *Liquidazione Coatta Amministrativa* as if such obligations of Banca Intesa were not so reduced in accordance with this Condition; and

(ii) in whole or in part, from time to time, to the extent that Banca Intesa, by reason of its having profits, or by reason of it obtaining new capital contributions, or by reason of the occurrence of any other event, would again have at least the Minimum Capital and would not be required, in accordance with Articles 2446 and 2447 of the Italian Civil Code, or otherwise in accordance with the provisions of Italian laws and regulations, to reduce its capital to below the Minimum Capital.

As further provided in Condition 6(b)(cc)(ii)(A), in the event of any distribution to the holders of any class of shares of Banca Intesa being approved or made prior to the full reinstatement of the obligations of Banca Intesa in respect of the IBI Upper Tier II

Subordinated Notes pursuant to this Condition or the Trust Deed, such obligations shall be reinstated in full whether or not the maturity date of the relevant obligation has occurred forthwith upon such distribution being approved or made.

As further provided in Condition 6(b)(cc)(i), in the event of Banca Intesa making or proposing to make any payment of or in respect of amounts of interest or principal or premium or in relation to any Other Pari Passu Claims prior to the full reinstatement of the obligations of Banca Intesa under the Subordinated Guarantee of the IBI Upper Tier II Subordinated Notes pursuant to this Condition or the Trust Deed, the obligations of Banca Intesa under the Subordinated Guarantee shall be reinstated to the extent that Banca Intesa is able to make payment thereof *pari passu* and *pro rata* with the payments on or in relation to such Other Pari Passu Claims whether or not the maturity date of the relevant obligations has occurred.

The Trustee shall be entitled to rely on certificates of the Auditors of Banca Intesa without further investigation.

(ii) ***Special provisions relating to a guarantee on a subordinated basis in respect of Notes described as IBI Lower Tier II Subordinated Notes***

In the event of a bankruptcy, dissolution, liquidation or winding-up of Banca Intesa or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa*, the payment obligations of Banca Intesa under the Subordinated Guarantee of the Subordinated Notes will be repaid only after the satisfaction of all unsubordinated creditors of Banca Intesa and of all creditors holding instruments which are less subordinated than the IBI Lower Tier II Subordinated Notes. Lower Tier II Pari Passu Creditors (as defined in Condition 5(b)(ii)) will be satisfied together and *pro rata* with the holders of the IBI Lower Tier II Subordinated Notes and the beneficiaries under the Subordinated Guarantee of the IBI Lower Tier II Subordinated Notes, without any preference or priority. Lower Tier II Junior Creditors (as defined in Condition 5(b)(ii)) rank after the IBI Lower Tier II Subordinated Notes and the beneficiaries under the Subordinated Guarantee of the IBI Lower Tier II Subordinated Notes in a bankruptcy, liquidation or winding-up of Banca Intesa or in the event that Banca Intesa becomes subject to an order for *Liquidazione Coatta Amministrativa*.

7. Fixed Rate Note Provisions

(a) *Application*: This Condition 7 (*Fixed Rate Note Provisions*) is applicable to the Notes only if the Fixed Rate Note Provisions are specified in the relevant Final Terms as being applicable.

(b) *Accrual of interest*: The Notes bear interest from, and including, the Interest Commencement Date at the Rate of Interest payable in arrear on each Interest Payment Date, subject as provided in Condition 12 (*Payments*). Each Note will cease to bear interest from the due date for final redemption unless, upon due presentation, payment of the Redemption Amount is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition 7 (both before and after judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (ii) the day which is seven days after the Principal Paying Agent or, as the case may be, the Trustee has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

(c) *Fixed Coupon Amount*: The amount of interest payable in respect of each Note for any Interest Period shall be the relevant Fixed Coupon Amount and, if the Notes are in more than one Specified Denomination, shall be the relevant Fixed Coupon Amount in respect of the relevant Specified Denomination.

(d) *Calculation of interest amount*: The amount of interest payable in respect of each Note for any period for which a Fixed Coupon Amount is not specified shall be calculated by applying the Rate of Interest to the principal amount of such Note, multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest sub-unit of the Specified Currency (half a sub-unit being rounded upwards). For this purpose a "**sub-unit**" means, in the case of any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, in the case of euro, means one cent.

8. Floating Rate Note and Index-Linked Interest Note Provisions

(a) *Application*: This Condition 8 (*Floating Rate Note and Index-Linked Interest Note Provisions*) is applicable to the Notes only if the Floating Rate Note Provisions or the Index-Linked Interest Note Provisions are specified in the relevant Final Terms as being applicable.

(b) *Accrual of interest*: The Notes bear interest from, and including, the Interest Commencement Date at the Rate of Interest payable in arrear on each Interest Payment Date, subject as provided in Condition 12 (*Payments*). Each Note will cease to bear interest from the due date for final redemption unless, upon due presentation, payment of the Redemption Amount is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition 8(b) (both before and after judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (ii) the day which is seven days after the Principal Paying Agent or, as the case may be, the Trustee has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

(c) *Screen Rate Determination*: If Screen Rate Determination is specified in the relevant Final Terms as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the Notes for each Interest Period will be determined by the Calculation Agent on the following basis:

(i) if the Reference Rate is a composite quotation or customarily supplied by one entity, the Calculation Agent will determine the Reference Rate which appears on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(ii) in any other case, the Calculation Agent will determine the arithmetic mean of the Reference Rates which appear on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(iii) if, in the case of (i) above, such rate does not appear on that page or, in the case of (ii) above, fewer than two such rates appear on that page or if, in either case, the Relevant Screen Page is unavailable, the Calculation Agent will:

(A) request the principal Relevant Financial Centre office of each of the Reference Banks to provide a quotation of the Reference Rate at approximately the Relevant Time on the Interest Determination Date to prime banks in the Relevant Financial Centre interbank market in an amount that is representative for a single transaction in that market at that time; and

(B) determine the arithmetic mean of such quotations; and

(iv) if fewer than two such quotations are provided as requested, the Calculation Agent will determine the arithmetic mean of the rates (being the nearest to the Reference Rate, as determined by the Calculation Agent) quoted by major banks in the Principal Financial Centre of the Specified Currency, selected by the Calculation Agent, at approximately 11.00 a.m. (local time in the Principal Financial Centre of the Specified

Currency) on the first day of the relevant Interest Period for deposits in the Specified Currency to leading European banks for a period equal to the relevant Interest Period and in an amount that is representative for a single transaction in that market at that time,

and the Rate of Interest for such Interest Period shall be the sum of the Margin and the rate or (as the case may be) the arithmetic mean so determined; *provided, however, that* if the Calculation Agent is unable to determine a rate or (as the case may be) an arithmetic mean in accordance with the above provisions in relation to any Interest Period, the Rate of Interest applicable to the Notes during such Interest Period will be the sum of the Margin and the rate or, as the case may be, the arithmetic mean last determined in relation to the Notes in respect of the immediately preceding Interest Period for which such rate or arithmetic mean was determined.

(d) *ISDA Determination*: If ISDA Determination is specified in the relevant Final Terms as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the Notes for each Interest Period will be the sum of the Margin and the relevant ISDA Rate where "ISDA Rate" in relation to any Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(i) the Floating Rate Option (as defined in the ISDA Definitions) is as specified in the relevant Final Terms;

(ii) the Designated Maturity (as defined in the ISDA Definitions) is a period specified in the relevant Final Terms; and

(iii) the relevant Reset Date (as defined in the ISDA Definitions) is either (A) if the relevant Floating Rate Option is based on the London inter-bank offered rate (LIBOR) or on the Euro-zone inter-bank offered rate (EURIBOR) for a currency, the first day of that Interest Period or (B) in any other case, as specified in the relevant Final Terms.

(e) *Index-Linked Interest*: If the Index-Linked Interest Note Provisions are specified in the relevant Final Terms as being applicable, the Rate(s) of Interest applicable to the Notes for each Interest Period will be determined in the manner specified in the relevant Final Terms.

(f) *Maximum or Minimum Rate of Interest*: If any Maximum Rate of Interest or Minimum Rate of Interest is specified in the relevant Final Terms, then the Rate of Interest shall in no event be greater than the maximum or be less than the minimum so specified.

(g) *Calculation of Interest Amount*: The Calculation Agent will, as soon as practicable after the time at which the Rate of Interest is to be determined in relation to each Interest Period, calculate the Interest Amount payable in respect of each Note for such Interest Period. The Interest Amount will be calculated by applying the Rate of Interest for such Interest Period to the principal amount of such Note during such Interest Period and multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest euro cent (half a cent rounded upwards).

(h) *Calculation of other amounts*: If the relevant Final Terms specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent will, as soon as practicable after the time or times at which any such amount is to be determined, calculate the relevant amount. The relevant amount will be calculated by the Calculation Agent in the manner specified in the relevant Final Terms.

(i) *Publication*: The Calculation Agent will cause each Rate of Interest and Interest Amount determined by it, together with the relevant Interest Payment Date, and any other amount(s)

required to be determined by it together with any relevant payment date(s) to be notified to the Issuer, the Guarantor (where applicable), the Trustee, the Paying Agents and each stock exchange (if any) on which the Notes are then listed as soon as practicable after such determination but (in the case of each Rate of Interest, Interest Amount and Interest Payment Date) in any event not later than the first day of the relevant Interest Period. Notice thereof shall also promptly be given to the Noteholders in accordance with Condition 20 (*Notices*). The Calculation Agent will be entitled to recalculate any Interest Amount (on the basis of the foregoing provisions) without notice in the event of an extension or shortening of the relevant Interest Period.

(j) *Notifications etc*: All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Condition by the Calculation Agent will (in the absence of manifest error) be binding on the Issuer, the Guarantor (where applicable), the Trustee, the Paying Agents, the Noteholders and the Couponholders and (subject as aforesaid) no liability to any such person will attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions for such purposes.

(k) *Determination or Calculation by Trustee*: If the Calculation Agent fails at any time to determine a Rate of Interest or to calculate an Interest Amount, the Trustee will make such determination or calculation which shall be deemed to have been made by the Calculation Agent. In doing so, the Trustee shall apply all of the provisions of these conditions with any necessary consequential amendments to the extent that, in its sole opinion and with absolute discretion, it can do so and in all other respects it shall do so in such manner as it shall deem fair and reasonable in all the circumstances and will not be liable for any loss, liability, cost, charge or expense which may arise as a result thereof. Any such determination or calculation made by the Trustee shall be binding on the Issuer, the Guarantor (where applicable), the Noteholders and the Couponholders.

9. Zero Coupon Note Provisions

(a) *Application*: This Condition 9 (*Zero Coupon Note Provisions*) is applicable to the Notes only if the Zero Coupon Note Provisions are specified in the relevant Final Terms as being applicable.

(b) *Late payment on Zero Coupon Notes*: If the Redemption Amount payable in respect of any Zero Coupon Note is improperly withheld or refused, the Redemption Amount shall thereafter be an amount equal to the sum of:

(i) the Reference Price; and

(ii) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (ii) the day which is seven days after the Principal Paying Agent or, as the case may be, the Trustee has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

10. Dual Currency Note Provisions

(a) *Application*: This Condition 10 (*Dual Currency Note Provisions*) is applicable to the Notes only if the Dual Currency Note Provisions are specified in the relevant Final Terms as being applicable.

(b) *Rate of Interest*: If the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the relevant Final Terms.

11. Redemption and Purchase

(a) *Scheduled redemption*: Unless previously redeemed, or purchased and cancelled, the Notes will (subject as mentioned below with respect to certain Subordinated Notes) be redeemed at their Final Redemption Amount on the Maturity Date, subject as provided in Condition 12 (*Payments*).

(i) The redemption of Banca Intesa Upper Tier II Subordinated Notes shall always be subject to the prior approval of the Bank of Italy, such approval being dependent on the Issuer maintaining the minimum capital requirements (patrimonio di vigilanza) as prescribed in Title IV, Chapter I of the Bank of Italy Regulations immediately following redemption of the Banca Intesa Upper Tier II Subordinated Notes. If such approval is not given on or prior to the Maturity Date or early redemption date pursuant to the provisions of this Condition, the Issuer will re-apply to the Bank of Italy for its consent to such redemption forthwith upon its having again, by whatever means, such required minimum capital and shall promptly notify the Noteholders in accordance with Condition 20 (*Notices*). The Issuer will use its best endeavours to maintain such required minimum capital and to obtain such approval. Amounts that would otherwise be payable on the Maturity Date will continue to bear interest as provided in Conditions 7(b) and 8(b) (*Accrual of interest*).

The redemption of Tier III Subordinated Notes will be subject to the satisfaction of the conditions set out in Condition 5(b)(iv).

(ii) Notwithstanding the terms of any other Condition or provisions of, or relating to, the IBI Subordinated Notes, the redemption of:

(A) IBI Upper Tier II Subordinated Notes at any time; and

(B) IBI Lower Tier II Subordinated Notes having:

(1) an original maturity of at least five years before the Maturity Date; or

(2) no fixed maturity in circumstances where five years' notice of redemption has not been given,

shall always be subject to the prior consent of IFSRA and any failure by IBI to redeem any such Notes where such consent has not been granted shall not constitute a default of IBI for any purpose. Consent to redemption is at the discretion of IFSRA but will not be granted on the initiative of the Noteholder or where the solvency of IBI would be affected.

(b) *Redemption for tax reasons*: The Notes may be redeemed at the option of the Issuer in whole, but not in part (but subject to the prior approval of the Bank of Italy in the case of Banca Intesa Subordinated Notes and to the provisions of Condition 11(a)(ii) above in the case of IBI Subordinated Notes):

(i) at any time (if neither the Floating Rate Note Provisions, the Dual Currency Note Provisions, or the Index-Linked Interest Note Provisions are specified in the relevant Final Terms as being applicable); or

(ii) on any Interest Payment Date (if the Floating Rate Note Provisions, the Dual Currency Note Provisions, or the Index-Linked Interest Note Provisions are specified in the relevant Final Terms as being applicable),

on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable), at their Early Redemption Amount (Tax), together with interest accrued (if any) to the date fixed for redemption, if:

(A) (1) the Issuer satisfies the Trustee immediately prior to the giving of the notice by the Issuer referred to above that it has or will become obliged to pay additional amounts as provided or referred to in Condition 13 (*Taxation*) as a result of any change in, or amendment to, the laws or regulations of the Republic of Italy, in the case of Banca Intesa, or Ireland, in the case of IBI, or any political subdivision or any authority or agency thereof or therein, or any change in the application or interpretation or administration of such laws or regulations, which change or amendment becomes effective on or after the date of issue of the first Tranche of the Notes; and (2) such obligation cannot be avoided by the Issuer taking reasonable measures available to it; or

(B) (1) the Guarantor (where applicable) satisfies the Trustee immediately prior to the giving of the notice by the Issuer referred to above that it has or (if a demand were made under the Guarantee of the Notes) would become obliged to pay additional amounts as provided or referred to in Condition 13 (*Taxation*) as a result of any change in, or amendment to, the laws or regulations of the Republic of Italy or any political subdivision or any authority or agency thereof or therein, or any change in the application or interpretation or administration of such laws or regulations, which change or amendment becomes effective on or after the date of issue of the first Tranche of the Notes; and (2) such obligation cannot be avoided by the Guarantor taking reasonable measures available to it.

At least 15 days prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Trustee a certificate signed by two duly authorised officers of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred (and such evidence shall be sufficient to the Trustee and conclusive and binding on the Noteholders). Upon the expiry of any such notice as is referred to in this Condition 11(b), the Issuer shall be bound to redeem the Notes in accordance with this Condition 11(b).

(c) *Redemption at the option of the Issuer*: If the Call Option is specified in the relevant Final Terms as being applicable, the Notes may be redeemed at the option of the Issuer in whole or, if so specified in the relevant Final Terms, in part (subject to the prior approval of the Bank of Italy, in the case of Banca Intesa Subordinated Notes and to the provisions of Condition 11(a)(ii) above in the case of IBI Subordinated Notes) on any Optional Redemption Date (Call) at the relevant Optional Redemption Amount (Call) on the Issuer giving not less than 15 nor more than 30 days' notice to the Noteholders (which notice shall be irrevocable and shall oblige the Issuer to redeem the Notes or, as the case may be, the Notes specified in such notice on the relevant Optional Redemption Date (Call) at the Optional Redemption Amount (Call) plus accrued interest (if any) to such date).

(d) *Partial redemption:*

(i) Partial redemption of Bearer Notes:

If Bearer Notes are to be redeemed in part only on any date in accordance with Condition 11(c) (*Redemption at the option of the Issuer*), the Notes to be redeemed shall be selected by the drawing of lots in such place as the Trustee approves and in such manner as the Trustee considers appropriate, subject to compliance with applicable law and the rules of each stock exchange on which the Notes are then listed, and the notice to Noteholders referred to in Condition 11(c) (*Redemption at the option of the Issuer*) shall specify the serial numbers of the Notes so to be redeemed.

If any Maximum Redemption Amount or Minimum Redemption Amount is specified in the relevant Final Terms, then the Optional Redemption Amount (Call) shall in no event be greater than the maximum or be less than the minimum so specified.

(ii) *Partial Redemption of Registered Notes*:

If Registered Notes are to be redeemed in part only on any date in accordance with Condition 11(c) (*Redemption at the option of the Issuer*), each Registered Note shall be redeemed in part in the proportion which the aggregate principal amount of the outstanding Registered Notes to be redeemed on the relevant Option Redemption Date (Call) bears to the aggregate principal amount of outstanding Registered Notes on such date.

(e) *Redemption at the option of Noteholders*:

This provision is not applicable to Subordinated Notes.

If the Put Option is specified in the relevant Final Terms as being applicable, the Issuer shall, at the option of the Holder of any Note, redeem such Note on the Optional Redemption Date (Put) specified in the relevant Put Option Notice at the relevant Optional Redemption Amount (Put) together with interest (if any) accrued to such date. In order to exercise the option contained in this Condition 11(e), the Holder of a Note must, not less than 30 nor more than 60 days before the relevant Optional Redemption Date (Put), deposit with any Agent such Note together, in the case of Bearer Notes, with all unmatured Coupons relating thereto and a duly completed Put Option Notice in the form obtainable from any Agent. The Agent with which a Note is so deposited shall immediately notify the Issuer and shall deliver a duly completed Put Option Receipt to the depositing Holder. No Note, once deposited with a duly completed Put Option Notice in accordance with this Condition 11(e), may be withdrawn; *provided, however, that* if, prior to the relevant Optional Redemption Date (Put), any such Note becomes immediately due and payable or, upon due presentation of any such Note on the relevant Optional Redemption Date (Put), payment of the redemption moneys is improperly withheld or refused, the relevant Agent shall mail notification thereof to the depositing Noteholder at such address as may have been given by such Noteholder in the relevant Put Option Notice and shall hold such Note at its Specified Office for collection by the depositing Noteholder against surrender of the relevant Put Option Receipt. For so long as any outstanding Note is held by an Agent in accordance with this Condition 11(e), the depositor of such Note and not such Agent shall be deemed to be the holder of Note for all purposes.

(f) *No other redemption*: The Issuer shall not be entitled to redeem the Notes otherwise than as provided in paragraphs (a) to (e) above.

(g) *Early redemption of Zero Coupon Notes*: Unless otherwise specified in the relevant Final Terms, the Redemption Amount payable on redemption of a Zero Coupon Note at any time before the Maturity Date shall be an amount equal to the sum of:

(i) the Reference Price; and

(ii) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Note becomes due and payable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year shall be made on the basis of such Day Count Fraction as may be specified in the Final Terms for the purposes of this Condition 11(g) or, if none is so specified, a Day Count Fraction of Actual/Actual (or 30/360 if such request is made to and accepted by the respective Issuer).

(h) *Purchase*: The Issuer and the Guarantor (where applicable) may at any time purchase Notes in the open market or otherwise and at any price, provided that all unmatured Coupons are purchased therewith. Such Notes may be held, resold or, at the option of the purchaser, surrendered to any Paying Agent for cancellation. Any purchase by the Issuer or Guarantor of Subordinated Notes is subject to the provisions of the Bank of Italy in the case of Banca Intesa Subordinated Notes and, in the case of IBI Subordinated Notes, subject to the consent of IFSRA and at the initiative of IBI.

(i) *Cancellation*: All Notes so redeemed by the Issuer or the Guarantor (where applicable) and any unmatured Coupons attached to or surrendered with them shall be cancelled and may not be reissued or resold.

12. Payments

Payments under Bearer Notes

(a) *Principal*: Payments of principal shall be made only against presentation and (provided that payment is made in full) surrender of Bearer Notes at the Specified Office of any Paying Agent outside the United States by cheque drawn in the currency in which the payment is due on, or by transfer to an account denominated in that currency (or, if that currency is euro, any other account to which euro may be credited or transferred) and maintained by the payee with, a bank in the Principal Financial Centre of that currency.

(b) *Interest*: Payments of interest shall, subject to Condition 12(h) (*Payments other than in respect of Matured Coupons*) be made only against presentation and (provided that payment is made in full) surrender of the appropriate Coupons at the Specified Office of any Paying Agent outside the United States in the manner described in paragraph (a) above.

(c) *Payments in New York City*: Payments of principal or interest may be made at the Specified Office of a Paying Agent in New York City if (i) the Issuer and (where applicable) the Guarantor have appointed Paying Agents outside the United States with the reasonable expectation that such Paying Agents will be able to make payment of the full amount of the interest on the Bearer Notes in the currency in which the payment is due when due, (ii) payment of the full amount of such interest at the offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions and (iii) payment is permitted by applicable United States law.

(d) *Payments subject to fiscal laws*: All payments in respect of the Bearer Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 13 (*Taxation*). No commissions or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) *Deductions for unmatured Coupons*: If the relevant Final Terms specifies that the Fixed Rate Note Provisions are applicable and a Bearer Note is presented for payment on redemption without all unmatured Coupons relating thereto:

(i) if the aggregate amount of the missing Coupons is less than or equal to the amount of principal due for payment, a sum equal to the aggregate amount of the missing Coupons will be deducted from the amount of principal due for payment; *provided, however, that* if the gross amount available for payment is less than the amount of principal due for payment, the sum deducted will be that proportion of the aggregate amount of such missing Coupons which the gross amount actually available for payment bears to the amount of principal due for payment;

(ii) if the aggregate amount of the missing Coupons is greater than the amount of principal due for payment such missing Coupons shall become void.

Each sum of principal deducted pursuant to (i) above shall be paid in the manner provided in paragraph (a) above against presentation and (provided that payment is made in full) surrender of the relevant missing Coupons.

(f) *Unmatured Coupons void*: If the relevant Final Terms specifies that the Floating Rate Note Provisions or the Index-Linked Interest Note Provisions are applicable, on the due date for final redemption of any Note or early redemption of such Note pursuant to Condition 11(b) (*Redemption for tax reasons*), Condition 11(e) (*Redemption at the option of Noteholders*), Condition 11(c) (*Redemption at the option of the Issuer*) or Condition 14 (*Events of Default*), all unmatured Coupons relating thereto (whether or not still attached) shall become void and no payment will be made in respect thereof.

(g) *Payments on business days*: If the due date for payment of any amount in respect of any Note or Coupon is not a Payment Business Day in the place of presentation, the holder shall not be entitled to payment in such place of the amount due until the next succeeding Payment Business Day in such place and shall not be entitled to any further interest or other payment in respect of any such delay.

(h) *Payments other than in respect of matured Coupons*: Payments of interest other than in respect of matured Coupons shall be made only against presentation of the relevant Notes at the Specified Office of any Agent outside the United States (or in New York City if permitted by Condition 12(c) (*Payments in New York City*) above).

(i) *Partial payments*: If a Paying Agent makes a partial payment in respect of any Note or Coupon presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

(j) *Exchange of Talons*: On or after the maturity date of the final Coupon which is (or was at the time of issue) part of a Coupon Sheet relating to the Notes, the Talon forming part of such Coupon Sheet may be exchanged at the Specified Office of the Principal Paying Agent for a further Coupon Sheet (including, if appropriate, a further Talon but excluding any Coupons in respect of which claims have already become void pursuant to Condition 15 (*Prescription*)). Upon the due date for redemption of any Note, any unexchanged Talon relating to such Note shall become void and no Coupon will be delivered in respect of such Talon.

Payments under Registered Notes

(a) *Principal*: Payments of principal shall be made by cheque drawn in the currency in which the payment is due on or, upon application by a Registered Holder to the specified office of the Principal Paying Agent not later than the 15th day before the due date for any such payment, by transfer to an account denominated in such currency (or, if that currency is euro, any other account to which euro may be credited or transferred) maintained by the payee with a bank in the Principal Financial Centre of such currency.

(b) *Interest*: Payments of interest shall be made by cheque drawn in the currency in which the payment is due on or, upon application by a Registered Holder to the specified office of the Principal Paying Agent not later than the 15th day before the due date for any such payment, by transfer to an account denominated in such currency (or, if that currency is euro, any other account to which euro may be credited or transferred) maintained by the payee with a bank in the Principal Financial Centre of such currency and, in the case of interest payable on redemption) upon surrender (or, in the case of part payment only, endorsement) of the relevant Note Certificate at the specified office of any Agent.

(c) *Payments subject to fiscal laws*: All payments in respect of the Registered Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but

without prejudice to the provisions of Condition 13 (*Taxation*). No commissions or expenses shall be charged to the Registered Holders in respect of such payments.

(d) *Payments on business days*: Where payment is to be made by transfer to an account, payment instructions (for value the due date, or, if the due date is not a business day, for value the next succeeding business day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed (i) (in the case of payments of principal and interest payable on redemption) on the later of the due date for payment and the day on which the relevant Note Certificate is surrendered (or, in the case of part payment only, endorsed) at the Specified Office of an Agent and (ii) (in the case of payments of interest payable other than on redemption) on the due date for payment. A Registered Holder shall not be entitled to any interest or other payment in respect of any delay in payment resulting from (A) the due date for a payment not being a business day or (B) a cheque mailed in accordance with this Condition arriving after the due date for payment or being lost in the mail. In this paragraph, **"business day"** means:

(i) if the currency of payment is euro, any day which is in the case of payment by transfer to an account, a TARGET Settlement Day and a day on which dealings in foreign currencies may be carried on in each (if any) Additional Financial Centre; or

(ii) if the currency of payment is not euro, any day which is in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in the Principal Financial Centre of the currency of payment and in each (if any) Additional Financial Centre;

and, in the case of surrender (or, in the case of part payment only, endorsement) of a Note Certificate, in the place in which the Note Certificate is surrendered (or, as the case may be, endorsed).

13. Taxation

(a) *Gross up*: All payments of principal and interest in respect of the Notes and the Coupons (if any) by or on behalf of the Issuer and, where applicable, the Guarantor shall be made free and clear of, and without withholding or deduction for, or on account of, any present or future taxes, present or future, duties, assessments or governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by or on behalf of the Republic of Italy or Ireland (where the Issuer is IBI) or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer or (as the case may be) the Guarantor shall pay such additional amounts as will result in the receipt by the Noteholders and the Couponholders (if relevant) after such withholding or deduction of such amounts as would have been received by them if no such withholding or deduction had been required, except that no such additional amounts shall be payable in respect of any payment of any interest or principal either:

(i) (in respect of payments by Banca Intesa) for or on account of Imposta Sostitutiva (at the then applicable rate of tax) pursuant to Italian Legislative Decree No. 239 of 1st April, 1996 (as amended), the **"Legislative Decree No. 239"**) or, for the avoidance of doubt, Italian Legislative Decree No. 461 of 21st November, 1997 (as amended by Italian Legislative Decree No. 201 of 16th June, 1998) (as any of the same may be amended or supplemented) or any related implementing regulations and in all circumstances in which the procedures set forth in Legislative Decree No. 239 in order to benefit from a tax exemption have not been met or complied with except where such procedures have not been met or complied with due to the actions or omissions of Banca Intesa or its agents; or

(ii) with respect to any Notes or Coupons presented for payment:

(A) in the Republic of Italy or (in respect of Notes issued by IBI) Ireland; or

(B) by or on behalf of a holder who is liable for such taxes or duties in respect of such Note or Coupon by reason of his having some connection with the Republic of Italy or (in respect of Notes issued by IBI) Ireland other than the mere holding of such Note or Coupon; or

(C) by or on behalf of a holder who is entitled to avoid such withholding or deduction in respect of such Note or Coupon by making, or procuring, a declaration of non-residence or other similar claim for exemption but has failed to do so; or

(D) more than 30 days after the Relevant Date except to the extent that the relevant holder would have been entitled to an additional amount on presenting such Note or Coupon for payment on such thirtieth day assuming that day to have been a Business Day; or

(E) in the event of payment to a non-Italian resident legal entity or a non-Italian resident individual, to the extent that interest or other amounts is paid to a non-Italian resident legal entity or a non-Italian resident individual which is resident in a tax haven country (as defined and listed in the Ministry of Finance Decree of 23rd January, 2002 as amended from time to time) or which is resident in a country which does not allow for a satisfactory exchange of information with the Republic of Italy; or

(F) in respect of any Notes having an original maturity (being the period from an including the Issue Date to but excluding the Maturity Date) of less than eighteen months, where such withholding is required pursuant to Italian Presidential Decree No. 600 of 29th September, 1973, as amended or supplemented from time to time; or

(G) in respect of Notes classified as atypical securities where such withholding or deduction is required under Law Decree No. 512 of 30th September, 1983, as amended and supplemented from time to time; or

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to a Paying Agent in another Member State of the European Union.

(b) *Taxing jurisdiction*: If the Issuer or (if applicable) the Guarantor becomes subject at any time to any taxing jurisdiction other than the Republic of Italy or Ireland, references in these Conditions to the Republic of Italy or Ireland shall be construed as references to the Republic of Italy or Ireland and/or such other jurisdiction.

14. Events of Default

(a) Events of Default – Unsubordinated Notes

This Condition 14(a) is applicable only in relation to Unsubordinated Notes.

If any of the following events occurs, then the Trustee at its discretion may and, if so requested in writing by holders of at least one quarter in principal amount of the outstanding Notes or if so directed by an Extraordinary Resolution, shall (subject to the Trustee having been indemnified or provided with security to its satisfaction) (but, in the case of the happening of any of the events mentioned in sub-paragraphs (iii), (iv), (v), (vi),(vii) and (viii),

only if the Trustee shall have certified in writing to the Issuer and, where applicable, the Guarantor that such event is, in its opinion, materially prejudicial to the interest of the Noteholders) give written notice to the Issuer and, where applicable, the Guarantor declaring the Notes to be immediately due and payable, whereupon they shall become immediately due and payable at their Early Termination Amount together with accrued interest without further action or formality:

(i) *Non-payment*: a default is made for more than 15 days (in the case of interest) or seven days (in the case of principal) in the payment on the due date of the interest or principal in respect of any of the Notes of the relevant Series; or

(ii) *Insolvency*: the Issuer or, where applicable, the Guarantor shall:

(a) be adjudicated or found bankrupt or insolvent; or

(b) become subject (in the case of Banca Intesa) to an order for "*Liquidazione Coatta Amministrativa*" or "*Liquidazione*" (within the meanings ascribed to those expressions by the laws of the Republic of Italy in force as at the date hereof) or (in the case of either Banca Intesa or IBI) otherwise become subject to or initiate or consent to judicial or administrative proceedings relating to itself under any applicable insolvency, liquidation, composition, reorganisation or other similar laws (otherwise than for the purposes of an Approved Reorganisation (as defined below) or on terms previously approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders); or

(c) (in the case of Banca Intesa) be submitted to an "*Amministrazione Straordinaria*" (within the meaning ascribed to that expression by the laws of the Republic of Italy) proceeding; or

(d) cease generally to pay its debts or admit in writing its inability to pay its debts as they mature; or

(e) enter into, or pass any resolution for, or become subject to any order by any competent court or administrative agency in relation to:

(aa) any arrangement with its creditors generally or any class of creditors; or

(bb) the appointment of an administrative or other receiver, administrator, trustee or other similar official in relation to the Issuer or, where applicable, the Guarantor or the whole or substantially (in the opinion of the Trustee) the whole of its undertaking or assets; or

(f) be wound up or dissolved (otherwise than for the purposes of an Approved Reorganisation or on terms previously approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders); or

(iii) *Unsatisfied judgment*: the Issuer or, where applicable, the Guarantor fails to pay a final judgment of a court of competent jurisdiction within 30 days from the entering thereof or an execution is levied on or enforced upon or sued out in pursuance of any judgment against the whole or a substantial (in the opinion of the Trustee) part of the assets or property of the Issuer or, where applicable, the Guarantor; or

(iv) *Encumbrancer*, etc: an encumbrancer takes possession of, or a distress, execution, attachment, sequestration or other process is levied, enforced upon, sued out or put in force against, the whole or a substantial (in the opinion of the Trustee) part of the undertaking or assets of the Issuer or, where applicable, the Guarantor; or

(v) *Cessation of business*: the Issuer or, where applicable, the Guarantor shall cease or threaten to cease to carry on the whole or substantially (in the opinion of the Trustee)

the whole of its business (other than for the purposes of an Approved Reorganisation or on terms previously approved in writing by the Trustee or an Extraordinary Resolution of the Noteholders); or

(vi) *Security enforced*: the security for any debenture, mortgage or charge securing indebtedness in excess of €50,000,000 (or its equivalent in any other currency or currencies) of the Issuer or, where applicable, the Guarantor shall become enforceable and the holder or holders thereof shall take any legal proceedings to enforce the same; or

(vii) *Cross-default of the Issuer/Guarantor*: any Indebtedness for Borrowed Money of the Issuer or, where applicable, the Guarantor, or any guarantee or indemnity given by the Issuer or, where applicable, the Guarantor in respect of any Indebtedness for Borrowed Money of any other person, where the aggregate principal amount (including any premium payable on repayment or at maturity) is in excess of €50,000,000 (or its equivalent in any other currency or currencies) (a) in the case of any such guarantee or indemnity, shall not be honoured when due and called or (b) in the case of any Indebtedness for Borrowed Money either (i) shall become repayable prior to the due date for payment thereof by reason of default (howsoever described) by the Issuer or, where applicable, the Guarantor or (ii) shall not be paid on the due date for repayment or shall not be repaid at maturity as extended by any applicable grace period therefor, as the case may be; or

(viii) *Breach of other obligations*: default is made by the Issuer or, where applicable, the Guarantor in the performance or observance of any obligation, condition or provision binding on it under these Conditions, the Trust Deed or the Agency Agreement (other than any obligation for payment of any principal moneys or interest in respect of the Notes) and (except in any case where the default is incapable of remedy when no continuation or notice as is hereinafter mentioned will be required) such default continues for 30 days after written notice thereof addressed to the Issuer or, where applicable, the Guarantor by the Trustee has been delivered to the Issuer or, where applicable, the Guarantor requiring the same to be remedied; or

(ix) *Guarantee of the Notes*: where applicable the Guarantee of the Notes is not, or is claimed by the Guarantor not to be, in full force and effect.

In these Conditions, "**Approved Reorganisation**" means a solvent and voluntary reorganisation involving, alone or with others, the Issuer or, as applicable, the Guarantor, and whether by way of consolidation, amalgamation, merger, transfer of all or substantially all of its business or assets, or otherwise provided that the principal resulting, surviving or transferee entity (a "**Resulting Entity**") is a banking company and effectively assumes all the obligations of the Issuer or, as applicable, the Guarantor, under, or in respect of, the Notes or, as applicable, the Guarantee of the Notes.

(b) **Events of Default : Subordinated Notes**

This Condition 14(b) is applicable only in relation to Subordinated Notes.

(i) The Trustee may at its discretion and without further notice institute such proceedings against the Issuer and (if applicable) the Guarantor as it may think fit to enforce any obligation, condition or provision binding on the Issuer or (if applicable) the Guarantor, under the Trust Deed or in relation to the Notes provided that the Issuer or (if applicable) the Guarantor, shall not by virtue of the institution of any such proceedings, other than proceedings for the bankruptcy, dissolution, liquidation, or winding-up of Banca Intesa in the Republic of Italy (where Banca Intesa is the Issuer or the Guarantor) or of IBI in Ireland (where IBI is the Issuer) or in the Republic of Italy for an

order for *Liquidazione Coatta Amministrativa* in respect of Banca Intesa, be obliged to pay any sum or sums sooner than the same would otherwise have been payable by it.

The Trustee shall not in any event be bound to take any of the actions referred to in this Condition unless it shall have been so requested in writing by the holders of at least one quarter of the principal amount of the Notes outstanding or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders and unless it shall have been indemnified to its satisfaction.

(ii) The Trustee may, at its discretion, or if so requested in writing by holders of at least one quarter in principal amount of the outstanding Notes or if so directed by an Extraordinary Resolution (subject to the Trustee having been indemnified or provided with security to its satisfaction), shall give written notice to the Issuer and, where applicable, the Guarantor declaring the Notes to be immediately due and payable, whereupon the Notes shall become immediately due and payable at their original outstanding principal amount on issue together with interest accrued as provided in the Trust Deed upon the occurrence of any of the following events (each an **"Event of Default"**):

(a) the Issuer or, if applicable, the Guarantor fails to pay any amount of principal or interest on the date on which the same has become due and payable in accordance with these Conditions and/or the Trust Deed; or

(b) save in the case of IBI Upper Tier II Subordinated Notes where Condition 5(d)(iii)(bb) applies, on any Interest Payment Date that is not an Optional Interest Payment Date, the Issuer or, if applicable, the Guarantor fails to pay interest in respect of the Notes accrued in the Interest Period ending on the day immediately preceding such date; or

(c) in the event of the bankruptcy, dissolution, liquidation or winding-up of the Issuer or (where applicable) the Guarantor or if (where applicable) the Guarantor becomes subject to an order for *Liquidazione Coatta Amministrativa* (otherwise than for the purpose of an Approved Reorganisation or on terms previously approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders).

(iii) No remedy against the Issuer or (where applicable) the Guarantor other than (i) as provided by this Condition 14(b) or (ii) the instituting of proceedings for the bankruptcy, dissolution, liquidation or winding-up of the Issuer or (where applicable) the Guarantor or for an order for *Liquidazione Coatta Amministrativa* in respect of the Guarantor shall be available to the Trustee on behalf of the Noteholders or the Couponholders whether for the recovery of amounts owing under or in respect of the Notes, the Coupons or under the Trust Deed or in respect of any breach by the Issuer or (where applicable) the Guarantor of any of its obligations under the Trust Deed or in relation to the Notes or the Coupons or otherwise.

(iv) No Noteholder or Couponholder shall be entitled to proceed against the Issuer or (where applicable) the Guarantor unless the Trustee, having become bound to proceed, fails to do so within a reasonable period and such failure shall be continuing and only to the extent that the Trustee would have been entitled to do so.

15. Prescription

Claims against the Issuer or the Guarantor for payment of principal and interest in respect of the Notes or under the Guarantee of the Notes, as the case may be, will be prescribed and become void unless made, in the case of principal, within ten years or, in the case of interest, five years after the Relevant Date.

16. Replacement of Notes and Coupons

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Principal Paying Agent or, in the case of Registered Notes, the Registrar (and, if the Notes are then listed on any stock exchange which requires the appointment of an Agent in any particular place, the Paying Agent having its Specified Office in the place required by such stock exchange), subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

17. Trustee and Agents

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceeds to enforce payment unless indemnified to its satisfaction, and to be paid its costs and expenses in priority to the claims of Noteholders. The Trustee is entitled to enter into business transactions with the Issuer and, where applicable, the Guarantor and any entity related to the Issuer or, where applicable, the Guarantor without accounting for any profit.

In acting under the Agency Agreement and in connection with the Notes and the Coupons, the Agents act solely as agents of the Issuer and, where applicable, the Guarantor or, following the occurrence of an Event of Default, the Trustee and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders or Couponholders.

The initial Agents and their initial Specified Offices are listed below. The initial Calculation Agent (if any) is specified in the relevant Final Terms. The Issuer and, where applicable, the Guarantor reserve the right (with the prior written approval of the Trustee) at any time to vary or terminate the appointment of any Agent and to appoint a successor principal paying agent or Calculation Agent and additional or successor paying agents; *provided, however, that*:

(a) the Issuer and, where applicable, the Guarantor shall at all times maintain a Principal Paying Agent and a Registrar;

(b) if a Calculation Agent is specified in the relevant Final Terms, the Issuer and, where applicable, the Guarantor shall at all times maintain a Calculation Agent;

(c) if and for so long as the Notes are listed or admitted to trading on any stock exchange or admitted to listing by any other relevant authority for which the rules require the appointment of an Agent in any particular place, the Issuer and, where applicable, the Guarantor shall maintain an Agent having its Specified Office in the place required by the rules of such stock exchange;

(d) the Issuer and (where applicable) the Guarantor undertake that they shall maintain a Paying Agent outside of the Republic of Italy and (in respect of Notes issued by IBI) outside of Ireland; and

(e) the Issuer undertakes that it will ensure that it maintains a Paying Agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive.

Notice of any change in any of the Agents or in their Specified Offices shall promptly be given to the Noteholders in accordance with Condition 20 (*Notices*).

18. Meetings of Noteholders; Modification and Waiver; Substitution; Additional Issuers

(i) The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matters affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions, the terms of the Notes, and the Trust Deed. The modification of certain terms, including, *inter alia*, the status of the Notes and the Coupons, the rate of interest payable in respect of the Notes, the principal amount thereof, the currency of payment thereof, the date for repayment of the Notes and any date for payment of, or the method of determining the rate of, interest thereon, may only be effected at a meeting of Noteholders to which special quorum provisions apply. Any resolution duly passed at a meeting of Noteholders shall be binding on all the Noteholders and all the Couponholders, whether present or not.

(ii) The Trustee may agree, without the consent of the Noteholders or Couponholders, to any modification (except as aforesaid) of these Conditions, the Trust Deed, the Notes, and the Coupons and may waive or authorise any breach or proposed breach by the Issuer or, where applicable, the Guarantor of any of the provisions of these Conditions, the Trust Deed, the Notes, and the Coupons which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders and may agree, without consent as aforesaid, to any modification which is of a formal, minor or technical nature or is made to correct a manifest error.

(iii) The Trustee may (and in the case of an Approved Reorganisation shall) agree with the Issuer (or any previous substitute) and the Guarantor at any time without the consent of the Noteholders or Couponholders:

(a) to the substitution in place of IBI (or of any previous substitute) as principal debtor under the Notes, the Coupons and the Trust Deed by Banca Intesa or another subsidiary of Banca Intesa (the "**Substitute**"); or

(b) to an Approved Reorganisation; or

(c) that IBI (or any previous substitute) or Banca Intesa may, other than by means of an Approved Reorganisation, consolidate with, merge into or amalgamate with any Successor Company (as defined in the Trust Deed),

provided that:

(i) where (in the case of substitution) the Substitute is not Banca Intesa or (in the case of an Approved Reorganisation) the assumption of the obligations of IBI is by a Resulting Entity other than Banca Intesa or (in the case of a consolidation, merger or amalgamation) the assumption of the obligations of IBI is by a Successor Company other than Banca Intesa, the obligations of the Substitute or such other entity under the Trust Deed and the Notes and the Coupons shall be irrevocably and unconditionally guaranteed by Banca Intesa (on like terms as to subordination, if applicable) to those of the Guarantee of the Notes;

(ii) (other than in the case of an Approved Reorganisation) the Trustee is satisfied that the interests of the Noteholders will not be materially prejudiced thereby; and

(iii) certain other conditions set out in the Trust Deed are satisfied.

Upon the assumption of the obligations of IBI by a Substitute or of Banca Intesa or IBI by a Resulting Entity or of Banca Intesa or IBI by a Successor Company, IBI or, as the case may be, Banca Intesa shall (subject to the provisions of the Trust Deed) have no further liabilities under or in respect of the Trust Deed or the Notes or the Coupons.

Any such assumption shall be subject to the relevant provisions of the Trust Deed and to such amendment thereof and such other conditions as the Trustee may require.

The Trust Deed provides that any such substitution, Approved Reorganisation or consolidation, merger or amalgamation shall be notified to the Noteholders in accordance with Condition 20 (*Notices*). In the case of a substitution, IBI or Banca Intesa (as the case may be) shall notify the Luxembourg Stock Exchange thereof and prepare, or procure the preparation of, a supplement to the Base Prospectus in respect of the Programme.

(iv) In connection with the exercise of its powers, trusts, authorities or discretions (including but not limited to those in relation to any proposed modification, waiver, authorisation, replacement, transfer or substitution as aforesaid):

(a) the Trustee shall have regard to the interests of the Noteholders as a class and in particular, but without prejudice to the generality of the foregoing, shall not have regard to the consequences of such exercise for individual Noteholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory; and

(b) the Trustee shall not be entitled to claim from the Issuer or, where applicable, the Guarantor any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders or Couponholders except to the extent already provided for by Condition 13 (*Taxation*) or by any undertaking given in addition thereto or in substitution therefor pursuant to the Trust Deed.

(v) The Trustee may also agree, without the consent of the Noteholders or the Couponholders, to the addition of another company as an issuer of Notes under the Programme and the Trust Deed. Any such addition shall be subject to the relevant provisions of the Trust Deed and to such amendment thereof as the Trustee may require.

19. Further Issues

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes.

20. Notices

To Holders of Bearer Notes

Notices to the Holders of Bearer Notes shall be valid if published (i) in a leading English language daily newspaper published in London (which is expected to be the *Financial Times*), (ii) if and for so long as the Notes are listed or admitted to trading on the Luxembourg Stock Exchange and the rules of that exchange so require, a leading newspaper having general circulation in Luxembourg (which is expected to be *d'Wort*) or on the website of the Luxembourg Stock Exchange (*www.bourse.lu*) or in each of the above cases, if such publication is not practicable, in a leading English language daily newspaper having general circulation in Europe. Any such notice shall be deemed to have been given on the date of first publication (or if required to be published in more than one newspaper, on the first date on which publication shall have been made in all the required newspapers). Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Noteholders.

To Registered Holders

Notices to the Registered Holders will be sent to them by first class mail (or its equivalent) or (if posted to an overseas address) by airmail at their respective addresses on the Register. Any such notice shall be deemed to have been given on the fourth day after the date of mailing. In addition, so long as the Notes are listed or admitted to trading on a stock exchange and the rules of that stock exchange so require, notices to Registered Holders will be published on the date of such mailing in a daily newspaper of general circulation in the place or places required by that stock exchange (which, in the case of the Luxembourg Stock Exchange, such place will be Luxembourg and such newspaper is expected to be *d'Wort*) or, in the case of the Luxembourg Stock Exchange, on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

To Holders of Notes held in a clearing system

While all the Notes are represented by a Global Note and the Global Note is deposited with a depositary or a common depositary for Euroclear Bank S.A./N.V. ("**Euroclear**") and/or Clearstream Banking, société anonyme, Luxembourg ("**Clearstream, Luxembourg**") and/or any other relevant clearing system or a common safekeeper for Euroclear and/or Clearstream, Luxembourg, as the case may be, notices to Noteholders may (to the extent permitted by the rules of the Luxembourg Stock Exchange or any other exchange on which the Notes are then listed or admitted to trading) be given by delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system. Any such notices shall be deemed to have been given to the Noteholders on the date of delivery to Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system.

21. Provision of Information

The Issuer and, if applicable, the Guarantor shall, during any period in which it is not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934 (the "**Exchange Act**") nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, duly provide to any Registered Holder of a Note which is a "restricted security" within the meaning of Rule 144(a)(3) under the United States Securities Act of 1933 (the "**Securities Act**") or to any prospective purchaser of such securities designated by such Holder, upon the written request of such Holder or (as the case may be) prospective Holder addressed to the Issuers and delivered to the Issuers or to the Specified Office of the Registrar, the information specified in Rule 144A(d)(4) under the Securities Act.

22. Rounding

For the purposes of any calculations referred to in these Conditions (unless otherwise specified in these Conditions or the relevant Final Terms), (a) all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.), (b) all United States dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one half cent being rounded up), (c) all Japanese Yen amounts used in or resulting from such calculations will be rounded downwards to the next lower whole Japanese Yen amount, and (d) all amounts denominated in any other currency used in or resulting from such calculations will be rounded to the nearest two decimal places in such currency, with 0.005 being rounded upwards.

23. Third Party Rights

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999.

24. Governing Law and Jurisdiction

(a) The Trust Deed and the rights and obligations in respect of the Notes and the Coupons are governed by, and shall be construed in accordance with, English law, save that the subordination provisions applicable to the Banca Intesa Subordinated Notes and the subordination provisions relating to the Subordinated Guarantee described in Conditions 5 (*Status of the Notes*) and 6 (*Status of the Guarantee*) and Clauses 4 (*The Notes; Subordinated Notes*) and 5 (*Guarantee and Indemnity*) of the Trust Deed, shall be governed by the laws of the Republic of Italy and that the subordination provisions applicable to the IBI Subordinated Notes described in Condition 5(c) (*Status – Subordinated Notes issued by IBI*) shall be governed by the laws of Ireland.

(b) In the Trust Deed, each of Banca Intesa and IBI has irrevocably agreed for the benefit of the Noteholders that the courts of England are to have jurisdiction to hear and determine any suit, action or proceedings and to hear and determine any suit, action or proceedings and to settle any disputes which may arise out of or in connection with the Trust Deed and the Notes and the Coupons (respectively **"Proceedings"** and **"Disputes"**) and for such purposes have irrevocably submitted to the non-exclusive jurisdiction of such courts.

(c) *Appropriate forum*: In the Trust Deed each of Banca Intesa and IBI has irrevocably waived any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and has agreed not to claim that any such court is not a convenient or appropriate forum.

(d) *Process Agent*: In the Trust Deed, each of Banca Intesa and IBI has agreed that the process by which any Proceedings in England are begun may be served on it by being delivered to Banca Intesa S.p.A., London Branch which is presently at 90 Queen Street, London EC4N 1SA or its address for the time being. If such person is not or ceases to be effectively appointed to accept service of process on Banca Intesa's or IBI's behalf, Banca Intesa and IBI have agreed in the Trust Deed that they shall, on the written demand of the Trustee or, failing the Trustee, any Noteholder, addressed to Banca Intesa or IBI, as the case may be, and delivered to Banca Intesa or IBI or to the specified office of the Principal Paying Agent, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, the Trustee or, failing the Trustee, any Noteholder, shall be entitled to appoint such a person by written notice addressed to Banca Intesa or IBI, as the case may be, or to the specified office of the Principal Paying Agent. Nothing in this paragraph shall affect the right of the Trustee or, failing the Trustee, any Noteholder, to serve process in any other manner permitted by law.

(e) *Non-exclusivity*: The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of any Noteholder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether currently or not) if and to the extent permitted by law.

(f) *Consent to enforcement etc.*: In the Trust Deed, each of Banca Intesa and IBI has consented generally in respect of any Proceedings to the giving of any relief or the issue of any process in connection with such Proceedings including (without limitation) the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in such Proceedings.

FORM OF FINAL TERMS

The Final Terms in respect of each Tranche of Notes will be substantially in the following form, duly supplemented (if necessary), amended (if necessary) and completed to reflect the particular terms of the relevant Notes and their issue. Text in this section appearing in italics does not form part of the form of the Final Terms but denotes directions for completing the Final Terms.

Final Terms dated [ ]

[Banca Intesa S.p.A./
Intesa Bank Ireland p.l.c.]

Issue of [*Aggregate Nominal Amount of Tranche*] [*Title of Notes*]
(*Notes issued by IBI only*) [Guaranteed by

Banca Intesa S.p.A.]

under the €35,000,000,000
Global Medium Term Note Programme

PART A - CONTRACTUAL TERMS

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 20th October, 2006 [and the supplement to the Prospectus dated [ ]], which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus [and the supplement dated [ ]]. The Prospectus [and the supplement] [is/are] available for viewing at the registered office[s] of the Issuer [at AIB International Centre, IFSC, Dublin 1, Ireland and of the Guarantor] at Piazza P. Ferrari 10, 20121 Milan and from Dexia Banque Internationale à Luxembourg, société anonyme, at 69 Route d'Esch, L-2953 Luxembourg. The Prospectus [and the supplement] and, in the case of Notes admitted to trading on the regulated market of the Luxembourg Stock Exchange, the applicable Final Terms will also be published on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).]

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under a Prospectus with an earlier date.*

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Prospectus dated [*date of original prospectus*]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Prospectus dated 20th October, 2006 [and the supplement to the Prospectus dated [ ]], which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Prospectus dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectuses dated [*date of original prospectus*] and 20th October, 2006 [and the supplement dated [ ]]. The Prospectuses [and the supplement] are available for viewing at the registered office[s] of the Issuer [at AIB International Centre, IFSC, Dublin 1, Ireland and of the Guarantor] at Piazza P. Ferrari 10, 20121 Milan and from Dexia Banque Internationale à Luxembourg, société anonyme, at 69 Route d'Esch, L-2953 Luxembourg. The Prospectuses [and the supplement] and, in the case of Notes admitted to trading on the regulated market of the Luxembourg Stock Exchange, the applicable Final Terms will also be published on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.*]

[*When completing any final terms, or adding any other final terms or information, consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.*]

1.	[(i)] Issuer:	[Banca Intesa S.p.A./Intesa Bank Ireland p.l.c.]
	[(ii) Guarantor:	Banca Intesa S.p.A.]
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).	[ ]
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	[(i) Series:	[ ]]
	[(ii) Tranche:	[ ]]
5.	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date, if applicable*]
6.	[(i)] Specified Denominations:	[ ] [*N.B. If an issue of Notes is (i) not admitted to trading in a European Economic Area exchange and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the €1,000 minimum denomination is not required.*] [*Unless paragraph 24 (Form of Notes) below specifies that the Global Note is to be exchanged for Definitive Notes "in the limited circumstances described in the Permanent Global Note", Notes may only be issued in denominations which are integral multiples of the minimum denomination and may only be traded in such amounts, whether in global or definitive form. Where paragraph 24 (Form of Notes) does so specify, Notes may be issued in denominations of €50,000 and higher integral multiples of €1,000 up to a maximum of €99,000. In such circumstances, insert the wording below*] [A Noteholder who holds a principal amount of less than the minimum Specified

		Denomination may not receive a Definitive Note (should Definitive Notes be printed) and would need to purchase a principal amount of Notes such that its holding is an integral multiple of the minimum Specified Denomination.]
	[(ii) Specified Minimum Amounts:	[ ] [For Registered Notes only]]
	[(iii) Specified Increments:	[ ] [For Registered Notes only]]
7.	(i) Issue Date:	[ ]
	[(ii) Interest Commencement Date (if different from the Issue Date):	[ ]]
8.	Maturity Date:	[*specify date or (for Floating Rate Notes) Interest Payment Date falling in the relevant month and year*]
9.	Interest Basis:	[% Fixed Rate] [[*specify reference rate*] +/- [ ]% Floating Rate] [Zero Coupon] [Index-Linked Interest] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index-Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [Other (*specify*)] [*N.B. If the Final Redemption Amount is other than 100% of the principal amount, the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive will apply.*]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuers Call] [(further particulars specified below)]
13.	(i) Status of the Notes:	[Senior/Subordinated] [Lower Tier II/Upper Tier II/Tier III]
	(ii) Status of the Guarantee:	[Senior/Subordinated] [Lower Tier II/Upper Tier II]
	(iii) [Date [Board] approval for issuance of Notes [and Guarantee] obtained:	[ ] [and [ ], respectively]] (*N.B. Only relevant where Board (or similar) authorisation is required for the particular*

	tranche of Notes or related Guarantee of the Notes)
14. Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. **Fixed Rate Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear]
(ii) Interest Payment Date(s):	[ ] in each year (*N.B. This will need to be amended in the case of any long or short coupons.)*
(iii) Fixed Coupon Amount[(s)]:	[ ] [per Note of [ ] Specified Denomination and [ ] per Note of [ ] Specified Denomination]
(iv) Day Count Fraction:	[30/360]/[Actual/Actual (ICMA/ISDA/other)]/[*If neither of these options applies, give details*]
(v) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)]*]
(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
16. **Floating Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph. Also consider whether EURO BBA LIBOR or EURIBOR is the appropriate reference rate*)
(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii) Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ other (*give details*)] (*Note that this item relates to the calculation of the amount of interest for each Interest Period (by adjusting the Interest Payment Date and, consequently, the length of the Interest Period) and does not relate to the actual date on which interest is paid, which is dealt with in Condition 12(g) (Payments on business days) and the defined term "Payment Business Day".*)
(iii) Additional Business Centre(s):	[Not Applicable/*give details*]

(iv) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
(v) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Principal Paying Agent):	[[*Name*] shall be the Calculation Agent (*no need to specify if the Principal Paying Agent is to perform this function*)]
(vi) Screen Rate Determination:	
- Reference Rate:	[*For example, LIBOR or EURIBOR*]
- Relevant Screen Page:	[*For example, Bridge/Telerate page 3750/248*]
- Interest Determination Date(s):	[ ]
- Relevant Time:	[*For example, 11.00 a.m. London time/Brussels time*]
- Relevant Financial Centre:	[*For example, London/Euro-zone (where Euro-zone means the region comprised of the countries whose lawful currency is the euro*)]
(vii) ISDA Determination:	
- Floating Rate Option:	[ ]
- Designated Maturity:	[ ]
- Reset Date:	[ ]
(viii) Margin(s):	[+/-][ ] per cent. per annum
(ix) Minimum Rate of Interest:	[ ] per cent. per annum
(x) Maximum Rate of Interest:	[ ] per cent. per annum
(xi) Day Count Fraction:	[ ]
(xii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
17. **Zero Coupon Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Accrual Yield:	[ ] per cent. per annum
(ii) Reference Price:	[ ]
(iii) Any other formula/basis of determining amount payable:	[*Consider whether it is necessary to specify a Day Count Fraction for the purposes of Condition 11(g)*]
18. **Index-Linked Interest Note Provisions**	[Applicable/Not Applicable]

	(If not applicable, delete the remaining subparagraphs of this paragraph)
(i) Index/Formula:	*[Give or annex details]*
(ii) Calculation Agent responsible for calculating the interest due:	[ ]
(iii) Provisions for determining Rate of Interest where calculation by reference to Index and/or Formula is impossible or impracticable:	*[Need to include a description of market disruption or settlement disruption events and adjustment provisions.]*
(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(v) Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)] *(Note that this item relates to the calculation of the amount of interest for each Interest Period (by adjusting the Interest Payment Date and, consequently, the length of the Interest Period) and does not relate to the actual date on which interest is paid, which is dealt with in Condition 12(g) (Payments on business days) and the defined term "Payment Business Day".)*
(vi) Additional Business Centre(s):	[ ]
(vii) Minimum Rate of Interest:	[ ] per cent. per annum
(viii) Maximum Rate of Interest:	[ ] per cent. per annum
(ix) Day Count Fraction:	[ ]
19. **Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Rate of Exchange/method of calculating Rate of Exchange:	*[Give or annex details]*
(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]
(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	*[Need to include a description of market disruption or settlement disrupton events and adjustment provisions.]*
(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20. **Call Option**	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i)	Optional Redemption Date(s) (Call):	[ ]
(ii)	Optional Redemption Amount(s) (Call) and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
(iii)	If redeemable in part:	
	(a) Minimum Redemption Amount:	[ ]
	(b) Maximum Redemption Amount:	[ ]
(iv)	Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*

21. **Put Option** — [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i)	Optional Redemption Date(s):	[ ]
(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
(iii)	Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*

22. **Final Redemption Amount** — [[ ] per Note of [ ] Specified Denomination/ other/see Appendix]
[*N.B. If the Final Redemption Amount is other than 100% of the principal amount, the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive will apply.*]

23. **Early Redemption Amount**

Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[Not Applicable *(if both the Early Redemption Amount (Tax) and the Early Termination Amount are the principal amount of the Notes/specify the Early Redemption Amount (Tax) and/or the Early Termination Amount if different from the principal amount of the Notes)*]
[*In cases where the Final Redemption Amount is Index-Linked*]	
[(i) Index/Formula/variable:	[*give or annex details*]
(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	[ ]
(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[ ]
(iv) Determination Date(s):	[ ]
(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[ ]
(vi) Payment Date:	[ ]
(vii) Minimum Final Redemption Amount	[ ]
(viii) Maximum Final Redemption Amount	[ ]]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:

Bearer Notes:

[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes on 60 days' notice at any time/in the limited circumstances specified in the Permanent Global Note.]

[Temporary Global Note exchangeable for Definitive Notes on 60 days' notice.]

[Permanent Global Note exchangeable for Definitive Notes on 60 days' notice at any time/in the limited circumstances specified in the Permanent Global Note].

Registered Notes:

[*specify*]

25.	New Global Note Form:	[Applicable/Not Applicable]
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*. (*Note that this item relates to the place of payment, and not interest period end dates, to which items 15(ii), 16(iii) and 18(vi) relate*)]
27.	Talons for future Coupons to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuers to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*]
29.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	[Not Applicable/*give details*]
30.	Redenomination applicable	Redenomination [not] applicable. (*If redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms*)
31.	Renominalisation and reconventioning provisions:	[Not Applicable/The provisions annexed to this Final Terms apply]
32.	Other terms or special conditions:	[Not Applicable/*give details*] (*When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.*)

DISTRIBUTION

33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	[Not applicable/*give names, addresses and underwriting commitments*] (*Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers.*)
	(ii)	Date of Syndication Agreement:	[ ]
	(iii)	Stabilising Manager(s) (if any):	[Not Applicable/*give name*]

34. If non-syndicated, name and address of Dealer:	[Not applicable/*give name and address*]
35. Total commission and concession:	[ ] per cent. of the Aggregate Nominal Amount
36. TEFRA:	[Not Applicable/The [C/D] Rules are applicable]
37. Additional selling restrictions:	[Not Applicable/*give details*]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €35,000,000,000 Global Medium Term Note Programme of Banca Intesa S.p.A. and Intesa Bank Ireland p.l.c. guaranteed, in respect of the Notes issued by Intesa Bank Ireland p.l.c., by Banca Intesa S.p.A.]

[POST-ISSUANCE INFORMATION]

(*Notes constituting derivative securities only*)

[[Neither the/The] Issuer [nor the Guarantor] [does not] intend[s] to provide any post-issuance information in relation to assets underlying the Notes.]

RESPONSIBILITY

The Issuer [and the Guarantor] accept[s] responsibility for the information contained in these Final Terms. To the best of the knowledge of [each of] the Issuer [and the Guarantor], having taken all reasonable care to ensure that such is the case, the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information.

[[ ] has been extracted from [ ]. [Each of the] [The] Issuer [and the Guarantor] confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of the Issuer:

By: ....
Duly authorised

[Signed on behalf of the Guarantor:

By: ....
Duly authorised]

PART B – OTHER INFORMATION

LISTING AND ADMISSION TO TRADING

1. (i) Listing: [Luxembourg/other (*specify*)/None]

   (ii) Admission to trading: [Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].]/[Not Applicable.]

   (*Where documenting a fungible issue need to indicate that original securities are already admitted to trading.*)

2. RATINGS

Ratings: The Notes to be issued are expected to be rated:

[S & P's: [ ]]
[Moody's: [ ]]
[[Other]: [ ]]

(*Need to include a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.*)

(*The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

3. NOTIFICATION

The [*include name of competent authority in EEA home Member State*] [has been requested to provide/has provided] [*include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*include names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the [Managers/Dealers], so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer. (*Amend as appropriate if there are other interests*)

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i) Reasons for the offer: [ ]

(*See "Use of Proceeds" wording in Prospectus. If reasons for offer different from making profit and/or hedging certain risks, will need to include those reasons here.*)]

[(ii) Estimated net proceeds: [ ]

(If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)]

[(iii) Estimated total expenses: *(Expenses are required to be broken down into each principal intended "use" and presented in order of priority of such "uses".)*

(If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.)]

[6. [*Fixed Rate Notes only*] **YIELD**

Indication of yield: [ ]

Calculated as [*include details of method of calculation in summary form*] on the Issue Date.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.]

[7. [*Floating Rate Notes only*] **HISTORIC INTEREST RATES**

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Telerate].]

[8. **[*Index-Linked or other variable-linked Notes only*] PERFORMANCE OF INDEX/FORMULA/ OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

(Need to include details of where past and future performance and volatility of the index/formula/other variable can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.)

(Need to include a description of any market disruption or settlement disruption events that affect the underlying.)

(Need to include adjustment rules in relation to events concerning the underlying.)

(Where the underlying is a security, the name of the issuer of the security and its ISIN or other such security identification code.)

(Where the underlying is an index need to include the name of the index, and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.)

(Where the underlying is an interest rate, a description of the interest rate.)

(Where the underlying is a basket of underlyings, disclosure of the relevant weightings of each underlying in the basket.)

[9. [*Dual Currency Notes only*] PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

(Need to include details of where past and future performance and volatility of the relevant rate[s] can be obtained and a dear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.)]

[10]. OPERATIONAL INFORMATION

ISIN Code:	[ ]
Common Code:	[ ]
New Global Note intended to be held in a manner which would allow Eurosystem eligibility:	[Not Applicable/Yes/No] [Note that the designation "Yes" simply means that the Notes are intended upon issue to be deposited with Euroclear or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem, either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*Include this text if "Yes" selected, in which case the Notes must be issued in NGN form*]
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification numbers):	[Not Applicable/*give name(s) and number(s)*]
Delivery:	Delivery [against/free of] payment
Names and addresses of additional Paying Agent(s)(if any):	[ ]

[[11]. FURTHER INFORMATION RELATING TO THE ISSUER

(Only required for Notes issued by Banca Intesa)

Further information relating to the Issuer is set out below, pursuant to Article 2414 of the Italian Civil Code.

(The information set out in this Schedule may need to be updated if, at the time of the issue of the Notes, any of it has changed since the date of this Prospectus)

(i) Objects:	The objects of the Issuer, as set out in Article 4 of its by-laws, are the collection of savings and the carrying-out of all forms of lending activities, through its subsidiaries or otherwise. The Issuer may, in compliance with

regulations in force and subject to obtaining any prior authorisations required, perform all banking and financial services and transactions, including the creation and management of open- and closed-end supplementary pension schemes, as well as any other transaction necessary for, or incidental to, the achievement of its corporate purpose, through its subsidiaries or otherwise.

As parent company of "Gruppo Banca Intesa" (or, in abbreviated form, "Gruppo Intesa"), pursuant to Article 61 of Legislative Decree No. 385 of 1 September 1993, the Issuer, in its direction and coordination capacity, issues instructions to Group companies, including those for the purposes of implementing the Bank of Italy's regulations and of ensuring the stability of the Group.

(ii) Registered office:	Piazza P. Ferrari 10, 20121 Milan, Italy
(iii) Company registration:	Registered at the Companies' Registry of the Chamber of Commerce of Milan, Italy under registration no. 00799960158.
(iv) Amount of paid-up share capital and reserves:	Paid-up share capital: €[ ] Reserves: €[ ]]

DESCRIPTION OF BANCA INTESA S.p.A.

Banca Intesa is a credit institution incorporated under the laws of Italy as a joint stock company (*società per azioni*) on 1st January, 1998. Its legal and commercial name is "Banca Intesa S.p.A." or, in abbreviated form, "Intesa S.p.A.".

BUSINESS DESCRIPTION

Overview

The Banca Intesa Group is a full service Italian banking group that provides a wide range of retail and commercial banking and other financial services to its approximately 6.6 million retail customers and 900,000 corporate customers at home and its 5.2 million customers abroad. It relies on a network of over 3,100 branches located in all the Italian regions and 750 branches abroad. The Banca Intesa Group has significant retail banking interests outside Italy, mainly located in Central-Eastern Europe, and is present in approximately 20 countries with a specialist international network to facilitate the cross-border banking requirements of its corporate customer base.

Banca Intesa's principal services are focused on deposit taking, lending, collection and payment services, investment banking, capital market services, global custody services, foreign currency transactions, leasing, factoring, private banking and wealth management. As at 30th June 2006, the Banca Intesa Group had total assets of €280 billion, loans to customers of €176 billion, direct customer deposits of €194 billion and customer deposits under administration of €489 billion. A detailed description of the Banca Intesa Group's history, structure and activities is set out below.

History

Banca Intesa is the parent company of the Banca Intesa Group and is incorporated under the laws of Italy and registered at the Companies' Registry of Milan under registration number 00799960158. The former Banca Intesa Group was formed in January 1998 following the acquisition by Banca Intesa S.p.A. (formerly known as Banco Ambrosiano Veneto S.p.A.) of the entire issued share capital of Cassa di Risparmio delle Provincie Lombarde S.p.A. (**"Cariplo"**). During 1998 Banca Popolare Friuladria and Cassa di Risparmio di Parma e Piacenza also joined Intesa Group.

In December 1999 Banca Intesa finalised the exchange offer pursuant to which it acquired 70% of the outstanding ordinary shares and savings shares of Banca Commerciale Italiana S.p.A. (**"BCI"**) in exchange for the issue of new ordinary shares of Banca Intesa.

In October 2000 the Board of Directors of both Banca Intesa and BCI approved the merger by incorporation of BCI into Banca Intesa (the **"IntesaBci Merger"**), which was completed on 1st May, 2001. Following the IntesaBci Merger, Banca Intesa adopted a new corporate name, "Banca Intesa Banca Commerciale Italiana S.p.A." or, in short, "IntesaBci S.p.A." or "Banca Intesa Comit S.p.A".

On 1st January, 2003 the corporate name reverted to "Banca Intesa S.p.A." or, in short, "Intesa S.p.A." and consequently the Group name has become "Gruppo Banca Intesa" or, in short form, "Gruppo Intesa". The registered office of Banca Intesa is Piazza P. Ferrari 10, 20121 Milan and the telephone number of the registered office is 0039 02 87911.

The Structure of the Group

The Banca Intesa Group operates through a customer-oriented organisational structure based on a parent company's divisional model made up of four business units that are responsible for all the clients of the Group: Retail, Corporate, Banca Intesa Infrastrutture e Sviluppo S.p.A., Italian Subsidiary Banks and International Subsidiary Banks.

Retail Division

The Retail Division has approximately 5.8 million clients and 2,100 branches and is in charge of Individuals, Small Businesses, Micro Enterprises, SMEs and Non-Profit Entities.

The Retail Division activities include current and savings accounts, consumer loans, overdraft facilities, mortgage loans, payment cards, private banking and wealth management.

Private banking activity is carried out by Intesa Private Banking, the bank specialising in serving private customers and integrated in the Retail Division, which represents a reference point for its customers not just for financial issues, as its range of services also includes investment-related legal and tax consulting, fiduciary and legal entity advisory services, real estate and art advisory services.

The wealth management business includes supplementary pension funds and life insurance products. Intesa Previdenza specialises in supplementary pension funds with €1,245 million of assets under management as at 30th June, 2006. The Retail Division distributes life insurance products of Intesa Vita, a subsidiary of the Generali group and consolidated by the Banca Intesa Group using the equity method, which closed the first six months of 2006 with €3.3 billion of gross issued premiums while technical insurance reserves amounted to approximately €26 billion.

Product companies supporting the activities of the Retail Division also include Intesa Mediocredito (specialising in medium and long-term lending and in financing the development of small and medium-sized enterprises), Banca CIS S.p.A. (focused on lending to small and medium enterprises both with its own funds and by employing funds from regional and national public entities), Intesa Leasing S.p.A. (operating in the leasing business), Sirefid (a trustee providing a full range of services, both to companies and individuals) and Setefi (specialising in management of electronic payment systems).

Corporate Division

The Corporate Division has nearly 17,000 clients and 50 branches and is in charge of large and mid corporate customers and financial institutions.

The corporate banking services provided include deposit-taking, granting overdraft facilities, bills and receivables discounting, export/import financing, making advances on contracts and invoices, medium and long-term loans, cash management and payroll and other electronic payment systems. Other services include corporate finance, loan syndication, financial advisory in connection with mergers and acquisitions, corporate valuations and restructurings, management and leverage buy-outs, private equity activities with investments in industrial and commercial corporations, capital markets activities which are conducted through Banca Caboto S.p.A. and global custody.

Intesa Mediofactoring S.p.A supports the Corporate Division in the factoring business.

The Corporate Division includes the supervision of the international network which comprises branches, representative offices and subsidiaries specialising in corporate banking. Banca Intesa operates six foreign branches located in China (Shanghai and Hong Kong), Grand Cayman (George Town), Japan (Tokyo), the United Kingdom (London) and the United States (New York) and has 12 representative offices located in Belgium, China, Egypt, France, India, Iran, Lebanon, Poland, Russia, South Korea, Tunisia and Turkey. The Division is also in charge of three subsidiaries specialising in corporate banking: ZAO Banca Intesa in Moscow, established in 2003 and the sole Italian banking subsidiary licensed to operate in Russia, Société Européenne de Banque (SEB) in Luxembourg and Banca Intesa Ireland in Dublin.

Banca Intesa Infrastrutture e Sviluppo S.p.A.

Banca Intesa Infrastrutture e Sviluppo S.p.A. has approximately 1,500 clients and 11 branches and supports the public and infrastructure sector with areas of activity ranging from public works lending to securitisations for public entities and project finance.

Italian Subsidiary Banks Division

The Banca Intesa Group also has a number of banking subsidiaries in Italy accounting for approximately 1.7 million clients and 950 branches.

The Italian Subsidiary Banks Division includes Banca di Trento e Bolzano S.p.A. - "BTB" (81 branches and approximately 85,000 customers), Banca Popolare FriulAdria - "FriulAdria" (149 branches and 265,000 customers), Cassa di Risparmio di Biella e Vercelli - "Biverbanca" (104 branches and 155,000 customers), Cassa di Risparmio di Parma e Piacenza S.p.A. - "Cariparma" (310 branches and 645,000 customers) and other savings banks in central Italy (CR Ascoli Piceno, CR Fano, CR Città di Castello, CR Foligno, CR Rieti, CR Spoleto, CR Terni e Narni and CR Viterbo) controlled by Intesa Casse del Centro (308 branches and 540,000 customers).

International Subsidiary Banks Division

The Banca Intesa Group also conducts its international activities through majority-owned subsidiaries providing services in retail and commercial banking. The International Subsidiary Banks Division has approximately 5.2 million clients and 760 branches.

The International Subsidiary Banks Division includes those subsidiaries operating in Central and Eastern Europe: the Hungarian subsidiary Central-European International Bank - CIB, which has 83 branches and 500,000 customers, the Croatian subsidiary Privredna Bank Zagreb - PBZ, which has 212 branches and 1,900,000 customers, the Slovak subsidiary Vseobecna Uverova Banka – VUB, which has 240 branches and 1,850,000 million customers, and the subsidiary Banca Intesa Beograd in Serbia, which has 155 branches and 800,000 customers, the subsidiary UPI Banka in Bosnia and Herzegovina, which has 15 branches and 80,000 customers and the Russian subsidiary KMB Bank, which has 54 branches and 50,000 customers.

In February 2006 Banca Intesa signed a share purchase agreement – amended in September 2006 – for the acquisition of a controlling shareholding in Ukrsotsbank in the Ukraine, which has 518 branches and 1,100,000 customers.

BANCA INTESA'S MANAGEMENT AND VOTING SYNDICATE

The management of Banca Intesa is divided between two governing bodies as provided by its By-laws (*Statuto*): the Board of Directors and the Executive Committee (which operates under the delegated authority of the Board of Directors). In accordance with Italian law, the By-laws of Banca Intesa also provide for a Board of Statutory Auditors to be elected by the shareholders.

Board of Directors

The composition of the Board of Directors of Banca Intesa is as follows:

Position	Name	Principal activities performed outside Banca Intesa
Chairman	Giovanni Bazoli(*)	Chairman of MITTEL S.p.A. Vice Chairman of Banca Lombarda e Piemontese S.p.A.

(*) Member of the Executive Committee.

Position	Name	Principal activities performed outside Banca Intesa
Deputy Chairmen	Giampio Bracchi(*)	Chairman of Banca Intesa Private Banking S.p.A. Professor of Information Technology at Milan "Politecnico"
	René Carron	Chairman of Crédit Agricole S.A. Chairman of Confederation Nationale du Crédit Agricole Chairman of Caisse Regionale de Crédit Agricole des Savoie
Managing Director and CEO	Corrado Passera(*)	Director of Crédit Agricole S.A. Director of RCS Mediagroup S.p.A.
Directors	Giovanni Ancarani	Chairman of Istituto Auxologico Italiano S.p.A. Professor of History of Political Institutions at Milan "Università Cattolica".
	Francesco Arcucci	Director of Banca del Sempione S.A., Lugano Chairman of New Millennium Ltd Director of ZAO Banca Intesa Professor of Economy of International Relations at Bergamo University
Directors	Benito Benedini	Entrepreneur
	Antoine Bernheim	Chairman of Assicurazioni Generali S.p.A. Vice Chairman of Alleanza Assicurazioni S.p.A. Director of Mediobanca S.p.A.
	Jean Frédéric De Leusse	Director and Member of the Executive Committee of Crédit Agricole S.A. Chairman and General Manager of Crédit Agricole Private Equity Holding
	Gilles De Margerie	Director and Member of Executive Committee of Crédit Agricole S.A.
	Ariberto Fassati(*)	Chairman of CAAM SGR and Vice Chairman of Crédit Agricole Investors Services, Luxembourg Director and Member of the Executive Committee of Crédit Agricole S.A. in relation to Italy
	Giancarlo Forestieri(*)	Chairman of Cassa di Risparmio di Parma e Piacenza Director of Alleanza Assicurazioni S.p.A. Professor of Economy of Financial Investments at Milan "Bocconi" University
	Paolo Fumagalli	Chairman of Intesa Vita S.p.A. Chairman of Intesa Previdenza S.p.A. Director of Intesa Casse del Centro S.p.A.

(*) Member of the Executive Committee.

Position	Name	Principal activities performed outside Banca Intesa
Directors (cont'd)	Giangiacomo Nardozzi	Chairman of Banca Caboto S.p.A. Director of Rizzoli Corsera MediaGroup S.p.A. Professor of Economic Politics at Milan "Politecnico"
	Georges M. Pauget	General Manager and President of Executive Committee of Crédit Agricole S.A. Chairman and President of Executive Committee of Créit Lyonnais S.A. Director of Calyon S.A.
	Eugenio Pavarani	Professor of Corporate Finance and Financial Planning at Parma University
	Giovanni Perissinotto	Chairman of Banca Generali S.p.A. Vice Chairman of Banca della Svizzera Italiana, Lugano Managing Director of Assicurazioni Generali S.p.A. Chairman of Generali Asset Management SGR S.p.A. Director of Banca Nazionale del Lavoro
	Ugo Ruffolo	Managing Director and General Manager of Alleanza Assicurazioni S.p.A. Director of Banca Generali S.p.A.
	Gino Trombi	Chairman of Banca Lombarda e Piemontese S.p.A. Chairman of Banco di Brescia S.p.A. Chairman of Fondazione Banca San Paolo di Brescia

Each member of the Board of Directors remains in office for a maximum of three financial years and may be re-elected for consecutive terms and their office may be revoked at any time by a vote of the shareholders in a general meeting. If the number of Directors decreases by more than one half of those Directors elected by shareholders in general meeting, the By-laws provide for the automatic dissolution of the entire Board and the calling of a general meeting to elect new members.

The Board of Directors is obliged to meet at least every two months and such meetings may be convened at any time by the Chairman.

The shareholders set the Directors' remuneration for the duration of each three-year term at the general meeting when the Directors are elected.

The business address of each number of the Board of Directors is Banca Intesa S.p.A., Piazza P. Ferrari 10, 20121 Milan.

Conflicts of Interest

None of the functions performed by each Director mentioned above result in a conflict of interest, except for any competition in the national and/or international banking system in the ordinary

course of business, due to the activities performed by them outside Banca Intesa, as listed in the table above under the heading "Principal activities performed outside Banca Intesa".

Executive Committee

Banca Intesa's By-laws provide that the Board of Directors is required to appoint an Executive Committee composed of between five and ten members. Members of the Executive Committee hold office for a period set by the Board of Directors. The Chairman of the Board and the Managing Directors and Chief Executive Officers, if appointed, are automatically members of the Executive Committee. The Board of Directors determines the frequency of Executive Committee meetings, as well as its powers, responsibilities and working methods.

The Executive Committee is composed of Messrs Bazoli, Bracchi, Passera, Fassati and Forestieri.

Board of Statutory Auditors

Pursuant to Italian law, the shareholders must appoint a Board of Statutory Auditors (*Collegio Sindacale*), which is composed of five regular statutory auditors and two alternate statutory auditors. In accordance with Legislative Decree No. 58 of 24th February 1998, Banca Intesa amended its By-laws providing for the right of its minority shareholders to appoint two members of the Board of Statutory Auditors. The amendment entitles each shareholder or group of shareholders owning at least 1% of the share capital to propose lists of candidates to be appointed to the Board of Statutory Auditors. In the event that such lists are presented, two members of the Board of Statutory Auditors out of a total of five will be appointed by the minority shareholders of Banca Intesa.

The Board of Statutory Auditors is responsible, *inter alia*, for overseeing management and verification of compliance in accordance with applicable Italian law and Banca Intesa's By-laws. The Board of Statutory Auditors is also responsible for ensuring that Banca Intesa's organisation, internal auditing and accounting system are adequate and reliable. The accounts of Banca Intesa must also be audited by external auditors.

The members of the Board of Statutory Auditors must be present at the Board of Directors' meetings and shareholders' meetings, and may attend the meetings of Banca Intesa's Executive Committee. They remain in office for a three-year term and may be re-elected for consecutive terms and may be removed (but only by reason of just cause) by approval of the court. The Board of Statutory Auditors must meet at least once every three months.

The Shareholders' Meeting held on 14th April, 2005 renewed the Board of Statutory Auditors for the three-year period from 2005 to 2007.

The following table sets forth the names and positions of the current members of the Board of Statutory Auditors of Banca Intesa:

Position	Name
Chairman	Gianluca Ponzellini
Auditors	Rosalba Casiraghi
	Paolo Andrea Colombo
	Franco Dalla Sega
	Livio Torio
Alternate Auditors	Paolo Giolla
	Francesca Monti

The business address of each member of the Board of Directors is Banca Intesa S.p.A., Piazza P. Ferrari 10, 20121 Milan.

Independent Auditors

In accordance with applicable Italian regulations the financial statements of Banca Intesa must be audited by external auditors appointed by the shareholders at an ordinary general meeting. The appointment must be approved by the Board of Statutory Auditors. Public companies may not appoint the same independent auditors for more than two consecutive six-year terms. The Shareholders' meeting held on 20th April, 2006 renewed the appointment of Reconta Ernst & Young S.p.A. for the six-year period from 2006 to 2011.

Employees

As of 30th June, 2006, the Banca Intesa Group employed 58,301 people.

Principal Shareholders and Shareholders' Agreement

Certain major shareholders (the "**Syndicated Shareholders**" or "**Syndicate**") of Banca Intesa are parties to a shareholders' agreement (the "**Shareholders' Agreement**") to govern their shareholdings in Banca Intesa and which provides for, *inter alia*, the establishment of a voting syndicate. As of 30th June, 2006 the Syndicated Shareholders held syndicated shares representing 43.51% of the ordinary shares of Banca Intesa (the "**Syndicated Shares**"). The Syndicated Shares are the subject of the Shareholders' Agreement but some of the Syndicated Shareholders hold ordinary shares in Banca Intesa in addition to the Syndicated Shares. The Shareholders' Agreement is designed to ensure continuity and stability of management policies regarding Banca Intesa and its subsidiaries and to guarantee Intesa Group's independence and managerial autonomy in the longer term.

None of the parties to the Shareholders' Agreement may individually control Banca Intesa.

The Syndicate operates through:

- the Chairman, elected by the Management Committee of the Syndicate;
- the General Meeting, comprising representatives of the parties in the Syndicate which meets to consider any matter of common interest relating to the management of Banca Intesa and its subsidiaries; and
- the Management Committee of the Syndicate, composed of the relevant number of members equal to the number of parties comprising the Syndicate.

The Management Committee establishes the group budget, policies and strategies, financial reporting and dividend policies and considers mergers, changes to Banca Intesa's By-laws, acquisitions and divestments of controlling interests and of financially or strategically significant businesses and all other decisions or matters affecting Banca Intesa and its subsidiaries.

The Management Committee of the Syndicate appoints the Chairman, the Managing Directors and Chief Executive Officers and/or the General Managers of Banca Intesa and the Chairmen, the General Managers and the Managing Directors and Chief Executive Officers of its principal subsidiaries.

Syndicate members planning to divest their holdings outside the Syndicate must first offer them to the Management Committee, fully disclosing the details of the proposed terms of sale. By a simple majority, the Management Committee may decide to exercise a pre-emption right to acquire the shares on behalf of its members (in the established syndicate proportions) or of external parties. Should the Management Committee decide not to exercise this right, the selling member is entitled to divest the shares outside the Syndicate, provided that the terms of sale are as originally reported to the Committee. The admission of the transferee to the Syndicate is at the discretion of the Management Committee.

The Shareholders' Agreement expires on 15th April, 2008 and is automatically renewed every three years unless terminated six months before the expiry date.

As of 30th June, 2006 the Syndicated Shareholders held the following number of Syndicated Shares:

Shareholder	*% of ordinary share capital*
Crédit Agricole S.A.	17.80
Fondazione Cariplo	9.22
Generali Group	7.54
Fondazione Cariparma	4.30
"Lombardo" Group	4,65
Total	**43.51**

LITIGATION

Legal risks are analysed by Banca Intesa and by group companies. Provisions are made against the line item Allowances for risks and charges where there are legal obligations for which it is likely that funds will be disbursed to meet such obligations and where it is possible to make a reliable estimate of the amount. The most complex legal procedures are described below.

Litigation concerning charging of compound interest

Under judgment No. 21095 of 4th November, 2004, the Supreme Court of Italy confirmed the principle that contracting parties cannot derogate from the general prohibition of compound interest under Article 1283 of the Italian Civil Code by agreeing in a contractual clause providing for quarterly capitalisation of interest in current accounts. In the opinion of the Banca Intesa Group, the judgment is debatable from various legal standpoints and is in contrast with principles of equity and the Banca Intesa Group, taking a line which is consistent with that generally followed by the banking system, intends to challenge it by taking the most appropriate legal action. However, press coverage of the judgment and initiatives promoted by consumer associations are exposing banks to numerous customer claims aimed at obtaining the recalculation and reimbursement of compound interest. When these claims lead to legal proceedings against the bank, Banca Intesa, in common with the other Banca Intesa Group companies, makes appropriate provisions from time to time to cover the relevant risk.

Litigation regarding bonds in default

Due to bond defaults by the Republic of Argentina, the Cirio group and the Parmalat group, which occurred, respectively, in 2001, 2002 and 2003 (in addition to the companies Giacomelli, Finmek and Finmatica in subsequent periods), numerous claims have been brought by customers of banks who acquired bonds which are now in default, including claims before the courts. In connection with this, Banca Intesa Group has agreed on a conciliation mechanism with consumer associations, based on principles of equity and on individual examinations of each claim. In 2005, Banca Intesa completed the examination of requests relating to Cirio, Parmalat and Giacomelli bonds. With reference to Banca Intesa customers, 14,120 requests were examined with a percentage of settled claims equal to 99.94%. The Banca Intesa Group examined 18,359 claims, of which 99.95% were settled. For both Banca Intesa and the Banca Intesa Group, approximately 50% of settled claims involved a total or partial reimbursement.

Subsequently, the conciliation mechanism was extended to Finmatica and Finmek bonds, for which the procedure started at the end of 2005 and was concluded in May 2006. A total of 3,163 claims were presented to Banca Intesa and 4,107 to the Banca Intesa Group. Banca Intesa and its

subsidiaries have made provision in their financial statements, for estimated charges that will emerge from the completion of the conciliation mechanism.

As regards the reimbursement of claims by holders of Argentina bonds and of customers who decided not to accept the conciliation mechanism (or who were not satisfied by the conciliation process), Banca Intesa and the other group companies conduct the defence of these claims in accordance with ordinary procedures and, as with other legal proceedings, make appropriate provision from time to time, taking the specific circumstances of each potential exposure.

Claim by the Extraordinary Commissioner of the Parmalat group

In August 2005, the Extraordinary Commissioner of the Parmalat group filed a claim for damages against Banca Caboto, Banca Intesa and another financial intermediary not belonging to the Banca Intesa Group, of which the amount claimed against the Group is approximately Euro 900 million, representing losses allegedly caused by their roles as arrangers and dealers in 2001-2002 of the Debt Issuance Programme of the Parmalat group and as co-lead managers in other bond issues in the first half of 2002.

In addition, the Parmalat group filed a claim for damages against Cassa di Risparmio di Parma e Piacenza for its alleged contribution to the worsening of the Parmalat group's distressed finances, amounting to not less than Euro 700 million, corresponding to the total advances on cash orders granted to Parmalat between 31st December, 1999 and the date of commencement of the extraordinary administration procedure in respect of the Parmalat group.

The Banca Intesa Group is also named as defendant in clawback actions brought by the Extraordinary Commissioner of the Parmalat group aimed at recovering payments made by the Parmalat group to Banca Intesa, Cassa di Risparmio di Parma e Piacenza, Cassa di Risparmio di Biella e Vercelli and Banca CIS in the twelve months prior to the date on which the relevant Parmalat group companies were declared insolvent, amounting to a total of approximately Euro 1 billion. The Banca Intesa Group entirely refutes the basis for these claims and is confident that the courts will reject all of Parmalat's claims and thereby accept that the conduct of Banca Intesa and its subsidiaries was both correct and legitimate. In accordance with the usual prudent criteria, the Banca Intesa Group has made what it considers an adequate increase in its provision for risks and charges, proportionate to statistical data on amounts actually incurred in the past.

Finally, there are pending criminal procedures, still in the preliminary phase, brought against certain employees of the Banca Intesa Group, together with a large number of members of the financial community.

The application of the Ciampi Law

Law No. 461 of 23rd December, 1998 (the so-called "**Ciampi Law**") introduced tax incentives aimed at favouring business combinations in the banking sector, from which the Banca Intesa Group benefited, in respect of both direct and indirect taxes, achieved savings on direct taxes of a total of Euro 250 million euro (approximately half of the benefit which theoretically was due to it) and approximately Euro 10 million on indirect taxes. These incentives were subsequently challenged by the European Commission which, in its ruling of 11th December, 2001, found them to be "incompatible with the common market". Both the Italian Government and ABI, the Italian Banking Association (on its own behalf and on behalf of certain small and medium-sized banks), appealed against this decision at the European Court of Justice. Each of Italy's largest banks, including Banca Intesa, appealed individually before the Court of First Instance of the European Communities. Following the ruling of the European Commission, and in the wake of the final judgment by the European Court of Justice, the Italian Government issued provisions (Law Decree No. 282 of 24th December, 2002, converted into law by Law No. 27 of 21st February, 2003), which required banks to return to the tax authorities the sums corresponding to the tax benefits previously obtained. In compliance with such provisions, Banca Intesa and the other group companies

involved initially made provisions and subsequent made payment in respect of the full amount due to the tax authorities.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF THE BANCA INTESA GROUP

The financial information is set out below for information purposes only. The annual financial information below as at and for the years ended 31st December, 2005, 31st December, 2004 and 31st December, 2003 has been derived from each of the respective annual reports of Banca Intesa. Such financial information is not derived directly from the audited consolidated annual financial statements of Banca Intesa and has been reclassified in order to be presented on a more consistent basis. For financial information directly derived from the audited consolidated annual financial statements of Banca Intesa as at and for the years ended 31st December, 2005, 31st December, 2004 and 31st December, 2003, see the Appendix on pages 157-159.

The half-yearly financial information below as at and for the six months ended 30th June, 2006 and 2005 has been derived from the 2006 half-yearly report of Banca Intesa and is not directly derived from the unaudited consolidated half-yearly financial statements of Banca Intesa as at and for the six months ended 30th June, 2006 and has been reclassified in order to be presented on a more consistent basis.

Both the annual and the half-yearly financial statements referred to above are incorporated by reference in this Prospectus (see "Documents Incorporated by Reference"). The financial information below should be read in conjunction with and is qualified in its entirety by reference to the above-mentioned annual and half-yearly financial statements.

The audited consolidated financial statements as at and for the years ended 31st December, 2004 and 31st December, 2003 have been prepared in compliance with the provisions contained in Legislative Decree 87 of 27th January, 1992 and in the instructions of the Governor of the Bank of Italy of 30th July, 2002.

Since 1st January, 2005 the consolidated financial statements of Banca Intesa have been prepared in accordance with the accounting principles issued by the International Accounting Standards Board (IASB) and the relative interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as adopted by the European Union under Regulation (EC) 1606/2002 ("**IFRS**"). In addition, the historic consolidated financial statements of Banca Intesa as at and for the year ended 31st December 2004 have been restated in accordance with IFRS, including the estimated impact of the application of IAS 39 (*Financial Instruments: Recognition and Measurement*).

RECLASSIFIED CONSOLIDATED ANNUAL BALANCE SHEETS AS AT 31ST DECEMBER, 2005 AND 2004

Assets

	31/12/05 Unaudited	31/12/04[1] Unaudited
	(in millions of Euro)	
Financial assets held for trading	51,067	57,810
Financial assets available for sale	4,379	4,883
Investments held to maturity	2,810	2,454
Due from banks	27,111	28,565
Loans to customers	169,478	159,369
Investments in associates and companies subject to joint control	2,091	2,174
Property, equipment and intangible assets	4,280	3,660
Tax assets	3,096	4,697
Non-current assets held for sale and discontinued operations	2,869	4,267
Other assets	6,354	6,721
Total Assets	**273,535**	**274,600**

(1) Comparative figures restated in accordance with IFRS, including (i) estimated impact of application of IAS 39 (*Financial Instruments: Recognition and Measurement*), (ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and (iii) changes in the consolidation area.

Liabilities and Shareholders' Equity

	31/12/05 Unaudited	31/12/04[1] Unaudited
	(in millions of Euro)	
Due to banks	31,771	34,220
Due to customers	187,590	180,521
Financial liabilities held for trading	21,249	30,033
Tax liabilities	1,091	1,356
Liabilities associated with non-current assets held for sale and discontinued operations	2,963	2,297
Other liabilities	8,531	8,586
Allowances for specific purpose	2,834	2,581
Share capital	3,596	3,561
Reserves	9,255	8,023
Valuation reserves	829	544
Minority interests	801	1,037
Net income	3,025	1,841
Total Liabilities and Shareholders' Equity	**273,535**	**274,600**

(1) Comparative figures restated in accordance with IFRS, including (i) estimated impact of application of IAS 39 (*Financial Instruments: Recognition and Measurement*), (ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and (iii) changes in the consolidation area.

RECLASSIFIED CONSOLIDATED ANNUAL STATEMENTS OF INCOME FOR THE YEARS ENDED 31ST DECEMBER, 2005 AND 2004

	31/12/05 Unaudited	31/12/04[1] Unaudited
	(in millions of Euro)	
Net interest income	5,285	4,979
Dividends	12	12
Profits (Losses) on investments carried at equity	151	143
Net fee and commission income	3,904	3,473
Profits (Losses) on trading	675	656
Other operating income (expenses)	2	(6)
Operating income	10,029	9,257
Personnel expenses	(3,207)	(3,178)
Other administrative expenses	(1,795)	(1,812)
Adjustments to property, equipment and intangible assets	(514)	(517)
Operating costs	(5,516)	(5,507)
Operating margin	4,513	3,750
Goodwill impairment	(6)	
Net provisions for risk and charges	(416)	(296)
Net adjustments to loans	(715)	(806)
Net impairment losses on other assets	(28)	(77)
Profit (Losses) on investments held to maturity and on other investments	834	217
Income (Loss) before tax from continuing operations	4,182	2,788
Taxes on income from continuing operations	(1,082)	(792)
Income (Loss) after tax from discontinued operations	32	(49)
Minority interests	(107)	(106)
Net income	**3,025**	**1,841**

(1) Comparative figures restated in accordance with IFRS, including (i) estimated impact of application of IAS 39 (*Financial Instruments: Recognition and Measurement*), (ii) presentation of income (loss) after tax from discontinued operations, and (iii) changes in the consolidation area.

RECLASSIFIED CONSOLIDATED ANNUAL ECONOMIC AND FINANCIAL RATIOS AS AT AND FOR THE YEARS ENDED 31ST DECEMBER, 2005 AND 2004

	31/12/05 Unaudited	31/12/04[1] Unaudited
Balance sheet ratios	(%)	
Loans to customers/Total assets	62.0	58.0
Investments[2]/Total assets	3.4	3.0
Direct customer deposits/Total assets	68.6	65.7
Asset under management/Indirect customer deposits	20.5	18.8
Statement of income ratios	(%)	
Net interest income/Operating income	52.7	53.8
Net fee and commission income/Operating income	38.9	37.5
Operating costs/Operating income	55.0	59.5
Net income/ Average total assets (ROA)	1.1	0.7
Net income/Average shareholders' equity (ROE)[3]	22.3	15.8
Adjusted net income/Adjusted average shareholders' equity (adjusted ROE)[4]	24.8	16.9
Income (Loss) before tax from continuing operations/Risk-weighted assets[5]	2.2	1.5
	(in millions of Euro)	
Economic Value Added (E.V.A.)[6]	1,752	681
Risk ratios	(%)	
Net doubtful loans/Loans to customers	0.7	0.6
Cumulated adjustments on doubtful loans/Gross doubtful loans to customers	69.3	70.7
	(in millions of Euro)	
Capital at Risk (C.a.R.)[7] – average for the year	25.6	18.4
Capital at Risk (C.a.R.)[7] – year-end	36.6	16.5
Capital ratios[8]	(%)	
Tier 1 capital[9] net of preference shares/Risk-weighted assets (Core Tier 1)	7.10	6.69
Tier 1 capital[9]/Risk-weighted assets	7.94	7.64
Total capital[10]/Risk-weighted assets	10.34	11.02
	(in millions of Euro)	
Risk-weighted assets	190,038	182,042
	(in Euro)	
Basic earnings per share (basic EPS)[11]	0.470	0.292
Diluted earnings per share (diluted EPS)[12]	0.469	0.290

(1) Comparative figures restated in accordance with IFRS, including (i) estimated impact of application of IAS 39 (*Financial Instruments: Recognition and Measurement*), (ii) presentation of non-current assets held for sale and discontinued operations, related liabilities and income (loss) after tax from discontinued operations, and (iii) changes in the consolidation area.

(2) Investments include investments held to maturity, investments in associates and companies subject to joint control, property, equipment and intangible assets.

(3) Ratio between net income and weighted average of share capital, share premium reserve, reserves and valuation reserves.

(4) Ratio between net income inclusive of the change in the period in valuation reserves on assets available for sale and weighted average of share capital, share premium reserve, reserves and valuation reserves (excluding the aforementioned change in valuation reserves on assets available for sale).

(5) Total risk-weighted assets based on the relevant credit or market risk. The latter have not been restated to take into account changes in the consolidation area.

(6) The indicator represents the economic value generated in the year in favour of shareholders, being the portion of net income which remains after having remunerated shareholders' equity via the cost of capital. The latter represents the opportunity cost and is determined using the Capital Asset Pricing Model.

(7) The indicator probabilistically measures, in terms of average or period-end figures, market risks of the trading portfolio defined as the sum of Value at Risk (VaR) in time-series simulation, delta-gamma-vega VaR (DGV) and correlated and non-correlated simulations on illiquid parameters, using a 99% confidence level and 1 working-day holding period.

(8) Figures for 2004 have not been restated to take account of changes in the consolidation area.

(9) Paid-in share capital, share premium reserve and reserves and retained earnings minus treasury shares, goodwill, intangible assets and after the application of so-called "prudential filters" set out by supervisory regulations.

(10) Tier 1 capital plus eligible subordinated liabilities, valuation reserves, with the application of so-called "prudential filters", net of equity investments as set out by supervisory regulations.

(11) Net income attributable to holders of ordinary shares compared to the weighted average number of ordinary shares outstanding.

(12) The dilution effect is connected to the issue of ordinary shares following the potential exercise of all the stock options set out in the relevant allocation plan.

RECLASSIFIED CONSOLIDATED ANNUAL BALANCE SHEETS
AS AT 31ST DECEMBER, 2004 AND 2003

Assets

	31/12/04 Unaudited	31/12/03 Unaudited
	(in millions of Euro)	
Cash and deposits with central banks and post offices	1,488	1,591
Loans to customers	157,698	154,992
Due from banks	28,730	28,537
Trading portfolio	33,576	24,139
Investment portfolio	5,158	5,521
Equity investments	4,834	4,784
Tangible and intangible	4,075	4,285
Goodwill arising on consolidation	484	546
Goodwill arising on application of the equity method	253	286
Other assets	38,302	35,534
Total Assets	**274,598**	**260,215**

Liabilities and Shareholders' Equity

	31/12/04 Unaudited	31/12/03 Unaudited
	(in millions of Euro)	
Due to customers	109,542	105,119
Securities issued	61,417	56,659
Due to banks	34,214	31,720
Allowances with specific purpose	4,715	5,033
Other liabilities	39,121	35,254
Allowance for possible loan losses	4	28
Subordinated and perpetual liabilities	9,278	10,603
Minority interests	743	706
Share capital, reserves and reserve for general banking risks	13,649	13,849
Negative goodwill arising on consolidation	29	29
Negative goodwill arising on application of the equity method	2	1
Net income for the period	1,884	1,214
Total Liabilities and Shareholders' Equity	**274,598**	**260,215**

RECLASSIFIED CONSOLIDATED ANNUAL STATEMENTS OF INCOME FOR THE YEARS ENDED 31ST DECEMBER, 2004 AND 2003

	31/12/04 Unaudited	31/12/03 Unaudited
	(in millions of Euro)	
Net interest income	4,962	4,975
Income from investments carried at equity and dividends	220	185
Interest margin	**5,182**	**5,160**
Net commissions	3,447	3,331
Profits on financial transactions	737	830
Other operating income, net	360	387
Net interest and other banking income	**9,726**	**9,708**
Administrative costs	(5,247)	(5,434)
Including payroll	*(3,147)*	*(3,324)*
Including other administrative costs	*(2,100)*	*(2,110)*
Adjustments to fixed assets and intangibles	(583)	(701)
Operating costs	**(5,830)**	**(6,135)**
Operating margin	**3,896**	**3,573**
Adjustments to goodwill arising on consolidation and on application of equity method	(130)	(130)
Provisions for risks and charges	(167)	(207)
Net adjustments to loans and provisions for possible loan losses	(887)	(1,222)
Net adjustments to financial fixed assets	(19)	(204)
Income (loss) from operating activities	**2,693**	**1,810**
Extraordinary income (loss)	(61)	202
Income taxes for the period	(805)	(741)
Changes in the reserve for general banking risks and other allowances	163	26
Minority interests	(106)	(83)
Net income for the period	**1,884**	**1,214**

RECLASSIFIED CONSOLIDATED ANNUAL ECONOMIC AND FINANCIAL RATIOS AS AT AND FOR THE YEARS ENDED 31ST DECEMBER, 2004 AND 2003

	31/12/04 Unaudited	*31/12/03 Unaudited*
	(%)	
Balance Sheet ratios		
Loans to customers/total assets	57.4	59.6
Securities/total assets	14.1	11.4
Direct customer deposits/total assets	65.6	66.2
Managed funds/indirect customer deposits	40.2	42.1
Statement of Income ratios		
Interest margin/Net interest and other banking income	53.3	53.2
Net commissions/Net interest and other banking income	35.4	34.3
Operating costs/ Net interest and other banking income	59.9	63.2
Net income for the period/Average total assets (ROA)[1]	0.7	0.4
Net income for the period/Average shareholders' equity (ROE)[2]	12.9	9.3
Risk ratios		
Net doubtful loans/total loans to customers	2.7	3.0
Cumulated adjustments on doubtful loans/Gross doubtful loans to customers	66.8	65.1
Capital Ratios		
Tier 1 capital/risk-weighted assets	8.5	7.8
Total capital/risk-weighted assets	11.6	11.7
	(in millions of Euro)	
Risk-weighted assets	182,486	182,344

(1) Based upon the arithmetical average of total assets at the end of current and previous year.

(2) Net income for the period, excluding the change in the reserve for general banking risks, divided by the weighted average of share capital, share premium reserve, revaluation reserves and reserves from retained earnings, negative goodwill arising on consolidation and on application of the equity method and the reserve for general banking risks.

The reclassified financial information set out below has not been derived directly from the unaudited consolidated financial statements of Banca Intesa as at and for the six months ended 30th June, 2006, on which Reconta Ernst & Young S.p.A. has performed a review in accordance with provisions contained in CONSOB Regulation No. 10867 of 31st July 1997. The tables below also show, for comparison purposes, balance sheet items as at 31st December, 2005 and unaudited income statement items for the six months ended 30th June, 2005, in each case restated in order to make such items consistent with the corresponding figures as at and for the six months ended 31st June, 2006. The consolidated financial statements as at 30th June, 2006, 31st December, 2005 and 30th June, 2005 have been prepared in accordance with IFRS.

RECLASSIFIED CONSOLIDATED HALF-YEARLY BALANCE SHEETS

Assets

	30/06/05 Unaudited	31/12/05[1] Unaudited
	(in millions of Euro)	
Financial assets held for trading	51,160	51,067
Financial assets available for sale	4,828	4,380
Investments held to maturity	2,479	2,810
Due from banks	29,338	27,184
Loans to customers	176,023	168,767
Investments in associates and companies subject to joint control	2,144	2,099
Property, equipment and intangible assets	4,211	4,279
Tax assets	2,817	3,055
Non-current assets held for sale and discontinued operations	1,079	3,739
Other assets	6,118	6,380
Total Assets	**280,197**	**273,760**

(1) Figures restated in order to be presented on a basis consistent with the 2006 half-yearly financial statements.

Liabilities and Shareholders' Equity

	30/06/05 Unaudited	31/12/05[1] Unaudited
	(in millions of Euro)	
Due to banks	36,598	31,760
Due to customers	193,761	187,207
Financial liabilities held for trading	16,750	21,249
Tax liabilities	1,658	1,057
Liabilities associated with non-current assets held for sale and discontinued operations	1,010	3,716
Other liabilities	9,987	8,427
Allowances for specific purpose	2,856	2,819
Share capital	3,613	3,596
Reserves	10,775	9,255
Valuation reserves	968	829
Minority interests	745	820
Net income (loss)	1,476	3,025
Total Liabilities and Shareholders' Equity	**280,197**	**273,760**

(1) Figures restated in order to be presented on a basis consistent with the 2006 half-yearly financial statements.

File No. 82-35020

RECLASSIFIED CONSOLIDATED HALF-YEARLY STATEMENTS OF INCOME

	30/06/06 Unaudited	30/06/05[1] Unaudited
	(in millions of Euro)	
Net interest income	2,773	2,627
Dividends	13	12
Profits (Losses) on investments carried at equity	79	103
Net fee and commission income	1,845	1,764
Profits (Losses) on trading	531	336
Other operating income (expenses)	20	(1)
Operating income	**5,261**	**4,841**
Personnel expenses	(1,551)	(1,488)
Other administrative expenses	(848)	(815)
Adjustments to property, equipment and intangible assets	(241)	(225)
Operating costs	**(2,640)**	**(2,528)**
Operating margin	**2,621**	**2,313**
Net provisions for risks and charges	(57)	(157)
Net adjustments to loans	(372)	(312)
Net impairment losses on other assets	(1)	(4)
Profits (Losses) on investments held to maturity and on other investments	50	82
Income (Loss) before tax from continuing operations	**2,241**	**1,922**
Taxes on income from continuing operations	(750)	(653)
Income (Loss) after tax from discontinued operations	43	4
Minority interests	(58)	(73)
Net income	**1,476**	**1,200**

(1) Figures restated in order to be presented on a basis consistent with the 2006 half-yearly financial statements.

RECLASSIFIED CONSOLIDATED HALF-YEARLY ECONOMIC AND FINANCIAL RATIOS

	30/06/06 Unaudited	31/12/05[1] Unaudited	30/06/05[1] Unaudited
Balance sheet ratios		(%)	
Loans to customers/Total assets	62.8	61.6	
Investments[2]/Total assets	3.2	3.4	
Direct customer deposits/Total assets	69.2	68.4	
Asset under management/Indirect customer deposits	19.7	20.5	
Statement of income ratios		(%)	
Net interest income/Operating income	52.7	55.4	54.3
Net fee and commission income/Operating income	35.1	35.8	36.4
Operating costs/Operating income	50.2	54.6	52.2
Net income/ Average total assets (ROA)[3]	1.1	1.1	0.9
Net income/Average shareholders' equity (ROE)[4]	18.7	22.3	17.6
Adjusted net income/Adjusted average shareholders' equity (adjusted ROE)[5]	19.2	24.8	18.6
		(in millions of Euro)	
Economic Value Added (E.V.A.)[6]	763.4		589.8
Risk ratios		(%)	
Net doubtful loans/Loans to customers	0.8	0.7	
Cumulated adjustments on doubtful loans/Gross doubtful loans to customers	67.5	69.2	
		(in millions of Euro)	
Capital at Risk (C.a.R.)[7] – average for the period	38.7	25.6	
Capital at Risk (C.a.R.)[7] – period-end	35.4	36.6	
Capital ratios[8]		(%)	
Tier 1 capital[9] net of preference shares/Risk-weighted assets (Core Tier 1)	7.25	7.10	
Tier 1 capital[9]/Risk-weighted assets	8.06	7.94	
Total capital[10]/Risk-weighted assets	10.76	10.34	
		(in millions of Euro)	
Risk-weighted assets	195,025	190,038	
		(in Euro)	
Basic earnings per share (basic EPS)[11]	0.455	0.470	
Diluted earnings per share (diluted EPS)[12]	0.455	0.469	

(1) Figures restated in order to be presented on a basis consistent with the consolidation area.

(2) Investments include investments held to maturity, investments in associates and companies subject to joint control, property, equipment and intangible assets.

(3) Figure for the period has been annualised.

(4) Ratio between net income and weighted average of share capital, share premium reserve, reserves and valuation reserves. Figure for the period has been annualised.

(5) Ratio between net income inclusive of the change in the period in valuation reserves on assets available for sale and weighted average of share capital, share premium reserve, reserves and valuation reserves (excluding the aforementioned change in valuation reserves on assets available for sale). Figure for the period has been annualised.

(6) The indicator represents the economic value generated in the period in favour of shareholders, since it is the portion of net income for the period which remains after having remunerated shareholders' equity via the cost of capital. The latter represents the opportunity cost and is determined using the Capital Asset Pricing Model.

(7) The indicator probabilistically measures, in terms of average or period-end figures, market risks of the trading portfolio defined as the sum of Value at Risk (VaR) in time-series simulation, delta-gamma-vega VaR (DGV) and correlated and

non-correlated simulations on illiquid parameters, using a 99% confidence level and 1 working-day holding period.

(8) Figures for 2005 have not been restated to take account of changes in the consolidation area.

(9) Paid-in share capital, share premium reserve and reserves and retained earnings minus treasury shares, goodwill, intangible assets and after the application of so-called "prudential filters" set out by supervisory regulations.

(10) Tier 1 capital plus eligible subordinated liabilities, valuation reserves, with the application of so-called "prudential filters", net of equity investments as set out by supervisory regulations.

(11) Net income attributable to holders of ordinary shares compared to the weighted average number of ordinary shares outstanding. Figure for the period has been annualised.

(12) The dilution effect on 2005 year end figures is connected to the issue of ordinary shares following the potential exercise of all the stock options set out in the relevant allocation plan. As for the previous indicator, figure for the period has been annualised.

The following tables provide a breakdown of the lending activities and show the composition of the deposits of the Banca Intesa Group as at 30th June, 2006 and 31st December, 2005. Such information is derived from the unaudited consolidated half-yearly financial statement of Banca Intesa as at and for the six months ended 30th June, 2006.

LENDING ACTIVITY

Analysis of loans to customers, by type of facility

	30/06/06 Unaudited	*31/12/05[1] Unaudited*
	(in millions of Euro)	
Current accounts	18,769	20,702
Mortgages	80,598	76,391
Advances and other loans	64,955	60,127
Repurchase agreements	2,652	3,692
Non-performing loans	5,229	5,170
Loans represented by securities	3,820	2,685
Total loans	**176,023**	**168,767**

(1) Figures restated in order to be presented on a basis consistent with the 2006 half-yearly financial statements.

Analysis of credit quality

	30/06/06 Unaudited	*31/12/05[1] Unaudited*
	(in millions of Euro)	
Doubtful loans	1,464	1,229
Substandard loans	3,226	3,134
Restructured loans	87	92
Past due loans	452	715
Performing loans	170,794	163,597
Total loans	**176,023**	**168,767**

(1) Figures restated in order to be presented on a basis consistent with the 2006 half-yearly financial statements.

FUNDING ACTIVITY

File No. 82-35020

Customer funds

	30/06/06 Unaudited	31/12/05[1] Unaudited
	(in millions of Euro)	
Deposits	14,809	15,351
Current accounts and other	87,149	85,688
Other	6,349	3,739
Repurchase agreements	10,343	10,094
Due to customers	118,650	114,872
Securities issued	75,111	72,335
Direct customer deposits	**193,761**	**187,207**
Net value of related fair value hedge derivatives	1,052	97
Total	**194,813**	**187,304**
Indirect customer deposits	**293,926**	**287,800**
Customer deposits under administration	**488,739**	**475,104**

(1) Figures restated in order to be presented on a basis consistent with the 2006 half-yearly financial statements.

Indirect customer deposits

	30/06/06 Unaudited	31/12/05[1] Unaudited
	(in millions of Euro)	
Individual portfolio management schemes	29,330	31,543
Bancassurance products	28,676	27,502
Total assets under management	**58,006**	**59,045**
Assets under administration and in custody	235,920	228,755
Indirect customer deposits	**293,926**	**287,800**

(1) Figures restated in order to be presented on a basis consistent with the 2006 half-yearly financial statements.

RECENT EVENTS

Proposed Merger with Sanpaolo IMI S.p.A.

On 26th August, 2006 the Board of Directors of Banca Intesa, which met under the chairmanship of Giovanni Bazoli, approved the guidelines of the merger project with Sanpaolo IMI. The guidelines of the merger project set forth, in particular, the following:

1. registered office after the merger in Turin, where accordingly ordinary and extraordinary shareholders' meetings will be held, and operating headquarters in Milan and Turin;
2. exchange ratio of 3.115 Banca Intesa new ordinary shares for each Sanpaolo IMI ordinary share after the conversion of the current 284,184,018 privileged shares of the latter;
3. estimated fully phased-in pre-tax preliminary synergies of around €1.3 billion in 2009 of which around 75% from cost synergies, corresponding to around 9% of the combined costs, in line with the recent merger operations in the Italian banking system, without taking into account rationalisation of the presence on the territory and/or asset disposals, and revenue synergies are around 2% of combined revenues;
4. one-off pre-tax preliminary estimated integration costs of around €1.5 billion;
5. preliminary estimates of financial indicators of the new Group after synergies, to be confirmed in the light of the drawing up of a Business Plan:
   - net income 2009 at around €7 billion,
   - CAGR net income 2005-2009 equal to around 13%, adjusted for the main non-recurring items registered by the two entities in 2005,
   - EPS improvement in 2009 following the synergies equal to around 13%,
   - pay-out equal to at least 60% of net income, with possibility to return excess capital to shareholders - also in the light of the above-mentioned expected strong value creation - notwithstanding the high level of capitalisation and a massive plan of investments in innovation and human capital,
   - maintaining the high asset quality characterising the two entities;
6. Corporate governance: with the aim of ensuring clarity and operating continuity, the Boards of Directors of the two banks will propose to the shareholders the following appointments: Giovanni Bazoli as chairman of the Supervisory Board, Enrico Salza as chairman of the Management Board, Corrado Passera as Managing Director and CEO, and Pietro Modiano, one of the two General Managers to be nominated as Deputy to the Managing Director; and the most appropriate participation in the boards for Alfonso Iozzo;
7. organisational model which will reinforce the Banca dei Territori pattern, allocating a specific territory to each brand on an exclusive basis; moreover, the Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. networks will be integrated with the adoption of a single brand where local brands are not present;
8. merger process, subject to necessary approvals, should take place according to the following expected timeframe:
   - September/ mid November 2006: elaboration of the merger plan, approval by the Boards of Directors of the merger documentation, authorities' approval, presentation of the operation to the market,
   - December 2006: Extraordinary Shareholders' Meetings for the merger approval,
   - end of 2006/beginning of 2007: the new company is set up.

On 12th October, 2006 the Board of Directors of Banca Intesa unanimously approved the project for the merger of Sanpaolo IMI into Banca Intesa in accordance with an exchange ratio of 3.115 Banca Intesa new ordinary shares for each Sanpaolo IMI ordinary and preferred share.

In connection with the merger project, the Board approved an agreement with Crédit Agricole for the sale of Banca Intesa's subsidiaries Cassa di Risparmio di Parma e Piacenza and Banca Popolare FriulAdria, the disposal of 193 Banca Intesa branches and the development of the partnership in asset management activities.

The new group's domestic network, made up of approximately 5,500 branches, will be extensive and well distributed throughout the country, serving approximately 12 million customers. The new group will also enjoy an outstanding presence in Central-Eastern Europe with a network of approximately 1,400 branches and 6 million customers (taking into account the acquisitions under way) of its banking subsidiaries operating in retail and commercial banking activities in 10 countries.

On the basis of the pro-forma consolidated figures as at 30th June, 2006 and taking into account the aforementioned planned disposals, the new Group will have total assets of approximately €547 billion, loans to customers of approximately €302 billion, direct customer deposits of approximately €321 billion and shareholders' equity (including net income for the period) of €52 billion.

File No. 82-35020

DESCRIPTION OF INTESA BANK IRELAND p.l.c.

General

Intesa Bank Ireland p.l.c. ("**IBI**"), a wholly-owned subsidiary of Banca Intesa, was incorporated in the Republic of Ireland on 26th May, 1994 as a public company with limited liability (under the Companies Acts 1963 to 1990, now the Companies Acts 1963 to 2005) under the name Comit Finance (Ireland) p.l.c. ("**CFI**"), under company registration number 217741. On 7th August, 1998, CFI changed its name to Banca Commerciale Italiana (Ireland) p.l.c. ("**BCI Ireland**") and on 3rd September, 1998, it was granted a banking licence by the Central Bank of Ireland (now known as the Irish Financial Services Regulatory Authority, as a constituent part of the Central Bank and Financial Services Authority of Ireland) ("**IFSRA**") under Section 9 of the Irish Central Bank Act 1971.

Following the IntesaBci Merger, BCI Ireland acquired all of the assets of Banca Intesa S.p.A.'s Irish subsidiary Intesa Ireland p.l.c. and changed its name on 22nd August, 2001 to IntesaBci Bank Ireland p.l.c.. On 13th March, 2003, the name was changed to "Intesa Bank Ireland p.l.c.", which is IBI's legal and commercial name as at the date of this Prospectus.

The registered office of IBI is at AIB International Centre, I.F.S.C., Dublin 1 and its telephone number is 00353 1 6115000. Its place of registration is the Republic of Ireland

The authorised share capital of IBI is 7,300,000 ordinary shares of €50 each, of which 160,000 have been issued and credited as fully paid.

According to its Memorandum and Articles of Association, IBI is authorised to carry on the business of banking including taking deposits, making loans and advances, issuing guarantees and bonds, dealing in securities "and generally the transacting of all kinds of business carried on by bankers". The main activities of IBI are as follows:

- the arrangement, underwriting and provision of finance, principally targeted to major corporate clients and financial institutions, in both the Irish and international markets;
- specialist financial transactions including aircraft financing and other asset-based and structured products, and credit derivatives;
- the issue of guarantees, acceptance of customer deposits, and other wholesale banking business;
- management of a portfolio of debt securities, including Euro-denominated government securities, and issues by financial institutions and corporates, and associated with this activity, interest rate and currency swaps, and sale and repurchase transactions; and
- inter-bank money market operations and the issue of debt instruments for funding purposes, including subordinated debt issues and on-lending to other Banca Intesa Group entities.

IBI operates in a number of countries and its credit exposures are widely diversified geographically, with an emphasis on Europe and North America.

Capital Adequacy and Liquidity Ratios

IFSRA specifies minimum capital requirements for Irish authorised credit institutions in accordance with the terms of European Union banking directives. The minimum requirement is calculated as the ratio of total capital to weighted risk assets. Total capital is defined as the sum of Tier 1 capital plus Tier 2 capital less certain deductions. For IBI, Tier 1 capital comprises share capital, reserves and the audited balance of the profit and loss account and Tier 2 capital comprises subordinated debt instruments. The risk assets are given weightings according to perceived risk.

As at 30th June, 2006, Tier 1 and total capital ratios for IBI were 29.54 per cent. and 27.41 per cent. respectively. IBI is required by IFSRA to maintain a total capital ratio of at least 8 per cent.

Management of IBI

IBI is managed by the Board of Directors, which currently consists of the following persons:

Name	Position	Director since	Principal activities performed outside IBI
John Broughan	Chairman	1999	
Richard Barkley	Director	1994	Comit Investments (Ireland) Limited Sailview Company Intesa Global Finance Company Limited BI Private Equity Limited
Robert Burke	Director	1994	
Andrew Plomp	Director	2005	Sailview Company Intesa Global Finance Company Limited BI Private Equity Limited
Giuliana Tozzi	Director	2005	Shanghai Sino-Italy Business Advisory Limited

The business address for each of Richard Barkley and Andrew Plomp is that of the registered office of IBI, of Robert Burke is Riverside One, Sir John Rogerson's Quay, Dublin 2, Ireland, of John Broughan is Goleen, Cross Avenue, Blackrock, Co. Dublin, Ireland and for Giuliana Tozzi is the registered of office of Banca Intesa.

IBI is not aware of any potential conflicts of interest between the duties to IBI of each of the members of the Board of Directors listed above and his/her private interests or other duties.

Accounting

IBI's accounts are prepared as at 31st December of each year and are independently audited by Ernst & Young Chartered Accountants. The financial information as at 30th June, 2006 is not audited and has been prepared in compliance with the accounting principles issued by the International Accounting Standards Board (IASB), as described below. Such change in the accounting principles were approved by the Board of Directors on 17th December 2004, effective 1st January 2005.

File No. 82-35020

SUMMARY FINANCIAL INFORMATION RELATING TO IBI

The following table presents, for information purposes only, selected financial information of IBI as at and for the years ended 31st December, 2005 and 2004. The financial information presented herein has been extracted from the audited financial statements of IBI and should be read in conjunction with such statements and the notes thereto, which are incorporated by reference in this Prospectus (see "Documents Incorporated by Reference").

Up to 31st December, 2004, the financial statements of IBI were prepared in accordance with the generally accepted accounting principles under the historical cost convention and comply with Financial Reporting Standards of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland. They were also prepared in accordance with the Statement of Recommended Practice on Accounting for Derivatives issued by the British Bankers' Association and Irish Bankers Federation. With effect from 1st January 2005, the financial statements are prepared in compliance with the accounting principles issued by the International Accounting Standards Board (IASB) and the relative interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and implemented by the European Commission as set forth by Community Regulation 1606 of 19th July 2002.

Companies (Amendment) Act 1986 of Ireland

The financial information in relation to IBI contained in this Prospectus does not constitute full financial statements within the meaning of Section 19 of the Companies (Amendment) Act 1986 of Ireland. Full financial statements of IBI have been prepared for each financial year to which the financial information relates and the auditors have given unqualified reports on such financial statements which have been annexed to the relevant annual returns delivered to the Registrar of Companies of Ireland.

	As at 31st December,	
	2005	*2004*
	(thousands of euro)	
Profit and Loss Account Information		
Net interest income	24,638	17,367
Operating profit before collective impairment provisions	22,510	15,685
Profit/(Loss) before taxation	25,449	21,411
Profit/(Loss) for the financial period	22,900	19,594

	As at 31st December,	
	2005	*2004*
	(thousands of euro)	
Balance Sheet Information		
Total assets	4,837,002	2,882,697
Loans and advances to banks	2,547,650	906,668
Loans and advances to customers	473,650	530,200
Debt securities	1,729,032	1,394,216
Debt securities in issue	1,835,998	850,148
Deposits by banks	1,632,417	1,313,804
Deposits by customers	548,428	272,504
Total equity	406,292	393,910

The following table presents, for information purposes only, selected financial data derived from the half-yearly financial information of IBI as at and for the six months ended 30th June, 2006, which is incorporated by reference in this Prospectus (see "Documents Incorporated by Reference"). The financial information presented herein has not been audited by independent auditors and is prepared in compliance with the accounting principles issued by the international Accounting Standards Board (IASB), as described above.

	Six months ended 30th June, 2006 Unaudited
	(thousands of euro)
Profit and Loss Account Information	
Net interest income	10,356
Operating profit before collective impairment provisions	9,547
Profit/(Loss) before taxation	9,392
Profit/(Loss) for the financial period	8,218

	As at 30th June, 2006 Unaudited
	(thousands of euro)
Balance Sheet Information	
Total assets	5,362,650
Loans and advances to banks	3,323,118
Loans and advances to customers	396,231
Debt securities & other fixed income securities	1,624,358
Debt securities in issue	2,317,469
Deposits by banks	1,580,221
Deposits by customers	835,389
Total equity	398,440

TAXATION

The statements herein regarding taxation are based on the laws in force as at the date of this Prospectus and are subject to any changes in law occurring after such date, which changes could be made on a retroactive basis. The following summary does not purport to be a comprehensive description of all the tax considerations which may be relevant to a decision to subscribe for, purchase, own or dispose of the Notes and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities or commodities) may be subject to special rules. Prospective purchasers of the Notes are advised to consult their own tax advisers concerning the overall tax consequences of their ownership of the Notes. This summary is based upon the laws and/or practice in force as at the date of this Prospectus, which are subject to any changes in law and/or practice occuring after such date, which could be made on a retroactive basis. Neither Banca Intesa nor Intesa Bank Ireland p.l.c. ("IBI") will update this summary to reflect changes in law and, if any such change occurs, the information in this summary could be superseded.

Republic of Italy Taxation

The following is a summary of current Italian law and practice relating to the taxation of the Notes as at the date of this Prospectus. The Italian government may in the near future be authorised by parliament to amend the tax regime applicable to financial income. In particular, the government may, *inter alia*, raise the rate applicable to withholding tax on interest payments as well as the rate of Italian substitute tax (*imposta sostitutiva*) to 20 per cent. As at the date of this Prospectus, the delegation law (by which the government would be authorised to amend the tax regime) has not been published in the Official Gazette and, accordingly, has not yet come into force.

Income Tax

Taxation of the Notes issued by Banca Intesa

Italian Resident Noteholders

Pursuant to Decree 239, where the Italian resident holder of Notes issued by Banca Intesa that qualify as *obbligazioni or titoli similari alle obbligazioni* and have a maturity of eighteen months or more, who is the beneficial owner of such Notes, is:

(a) an individual holding Notes otherwise than in connection with entrepreneurial activity (unless he has entrusted the management of his financial assets, including the Notes, to an authorised intermediary and has opted for the so-called *risparmio gestito* regime according to Article 7 of Italian Legislative Decree No. 461 of 21st November, 1997, as amended (**"Decree No. 461"**) – the **"Asset Management Option"**); or

(b) a partnership (other than a *societa 'in nome collettivo* or *societa' in accomandita semplice* or similar partnership), *de facto* partnership not carrying out commercial activities or professional association; or

(c) a private or public institution not carrying out mainly or exclusively commercial activities; or

(d) an investor exempt from Italian corporate income taxation,

Interest payments relating to the Notes are subject to a tax, referred to as *imposta sostitutiva*, levied at the rate of 12.5 per cent. (either when Interest is paid or when payment thereof is obtained by the holder on a sale of the Notes). All the above categories are qualified as "net recipients".

Where the resident holders of the Notes described above under (a) and (c) are engaged in an entrepreneurial activity to which the Notes are connected, *imposta sostitutiva* applies as a provisional income tax and may be deducted from the taxation on income due.

Pursuant to Decree 239, the 12.5 per cent. *imposta sostitutiva* is applied by banks, *societa 'di intermediazione mobiliare* (so called "SIMs"), fiduciary companies, *societa' di gestione del risparmio* (SGRs), stock brokers and other qualified entities resident in Italy (**"Intermediaries"** and each an **"Intermediary"**), or by permanent establishments in Italy of banks or intermediaries resident outside Italy, that must intervene in any way in the collection of Interest or, also as transferees, in transfers or disposals of the Notes.

Where the Notes and the relevant coupons are not deposited with an authorised Intermediary (or with a permanent establishment in Italy of a foreign Intermediary), the *imposta sostitutiva* is applied and withheld:

- by any Italian bank or any Italian Intermediary paying Interest to the Noteholders; or
- by the Issuer.

Payments of Interest in respect of Notes issued by Banca Intesa that qualify as *obbligazioni* or *titoli similari alle obbligazioni* and have a maturity of eighteen months or more, are not subject to the 12.5 per cent. *imposta sostitutiva* if made to beneficial owners who are: (i) Italian resident corporations or permanent establishments in Italy of foreign corporations to which the Notes are effectively connected; (ii) Italian resident collective investment funds, SICAVs, Italian resident pension funds referred to in Legislative Decree No. 124 of 21st April, 1993 (**"Decree No. 124"**), Italian resident real estate investment funds; and (iii) Italian resident individuals holding Notes not in connection with entrepreneurial activity who have entrusted the management of their financial assets, including the Notes, to an authorised financial Intermediary and have opted for the Asset Management Option. Such categories are qualified as "gross recipients". To ensure payment of Interest in respect of the Notes without the application of 12.5 per cent. *imposta sostitutiva*, gross recipients indicated above under (i) to (iii) must (a) be the beneficial owners of payments of Interest on the Notes and (b) timely deposit the Notes together with the coupons relating to such Notes directly or indirectly with an Italian authorised financial Intermediary (or a permanent establishment in Italy of a foreign Intermediary). Where the Notes and the relevant coupons are not deposited with an authorised Intermediary (or a permanent establishment in Italy of a foreign Intermediary), the *imposta sostitutiva* is applied and withheld:

- by any Italian bank or any Italian Intermediary paying Interest to the Noteholder; or
- by the Issuer,

and gross recipients that are Italian resident corporations or permanent establishments in Italy of foreign corporations to which the Notes are effectively connected are entitled to deduct *imposta sostitutiva* suffered from income taxes due.

Interest accrued on the Notes would be included in the corporate taxable income (and in certain circumstances, depending on the "status" of the Noteholder, also in the net value of production for purposes of regional tax on productive activities – IRAP) of beneficial owners who are Italian resident corporations or permanent establishments in Italy of foreign corporations to which the Notes are effectively connected, subject to tax in Italy in accordance with ordinary tax rules.

Italian resident individuals holding Notes not in connection with entrepreneurial activity who have opted for the Asset Management Option are subject to a 12.5 per cent annual substitute tax (the **"Asset Management Tax"**) on the increase in value of the managed assets accrued at the end of each tax year (which increase would include Interest accrued on the Notes). The Asset Management Tax is applied on behalf of the taxpayer by the managing authorised Intermediary.

Italian collective investment funds and SICAVs are subject to annual substitute tax at a rate of 12.5 per cent. (the **"Collective Investment Fund Tax"**) on the increase in value of the managed assets accrued at the end of each tax year (which increase would include Interest accrued on the Notes).

Italian resident pension funds subject to the regime provided by Articles 14, 14-ter and 14-quater, paragraph 1, of Decree No. 124, are subject to an 11 per cent. annual substitute tax (the **"Pension**

Fund Tax") on the increase in value of the managed assets accrued at the end of each tax year (which increase would include Interest accrued on the Notes).

Where a Noteholder is an Italian resident real estate investment fund to which the provisions of Law Decree No. 351 of 25th September, 2001, as subsequently amended, apply, Interest accrued on the Notes will be subject neither to *imposta sostitutiva* nor to any other income tax in the hands of the real estate investment fund.

Non-Italian resident Noteholders

According to Decree 239, payments of Interest in respect of the Notes issued by Banca Intesa that qualify as *obbligazioni* or *titoli similari alle obbligazioni* and have a maturity of eighteen months or more will not be subject to the *imposta sostitutiva* at the rate of 12.5 per cent. provided that:

(a) the payments are made to non-Italian resident beneficial owners of the Notes with no permanent establishment in Italy to which the Notes are effectively connected; and

(b) such beneficial owners are resident, for tax purposes, in a country which recognises the Italian fiscal authorities' right to an adequate exchange of information; and

(c) all the requirements and procedures set forth in Decree 239 and in the relevant implementation rules, as subsequently amended, in order to benefit from the exemption from *imposta sostitutiva* are timely met or complied with.

The 12.5 per cent. *imposta sostitutiva* may be reduced (generally to 10 per cent.) or reduced to zero under certain applicable double tax treaties entered into by Italy, if more favourable, subject to timely filing of required documentation.

Decree 239 also provides for additional exemptions from the *imposta sostitutiva* for payments of Interest in respect of the Notes made to (i) international entities and organisations established in accordance with international agreements ratified in Italy; (ii) certain foreign institutional investors established in countries which allow for an adequate exchange of information with Italy; and (iii) Central Banks or entities which manage, *inter alia*, the official reserves of a foreign State.

To ensure payment of Interest in respect of the Notes without the application of 12.5 per cent. *imposta sostitutiva*, non-Italian resident investors indicated above must:

(a) be the beneficial owners of payments of Interest on the Notes; and

(b) timely deposit the Notes together with the coupons relating to such Notes directly or indirectly with an Intermediary, or a permanent establishment in Italy of a non-Italian bank or financial intermediary, or with a non-Italian resident operator participating in a centralised securities management system which is in contact via computer with the Ministry of Economy and Finance; and

(c) timely file with the relevant depository a self-assessment (*autocertificazione*) stating, *inter alia*, that he or she is resident, for tax purposes, in a country which recognises the Italian fiscal authorities' right to an adequate exchange of information. Such self-assessment (*autocertificazione*), which must comply with the requirements set forth by Ministerial Decree of 12th December, 2001 (as amended and supplemented), is valid until withdrawn or revoked and need not be submitted where a certificate, declaration or other similar document meant for equivalent uses was previously submitted to the same depository. The self-assessment (*autocertificazione*) is not requested for non-Italian resident investors that are international entities and organisations established in accordance with international agreements ratified in Italy and Central Banks or entities which manage, *inter alia*, the official reserves of a foreign state.

Failure of a non-resident Noteholder to timely comply with the procedures set forth in Decree 239 and in the relevant implementation rules will result in the application of *imposta sostitutiva* on Interests payments to a non-resident Noteholder.

Taxation of Notes issued by IBI

Italian resident Noteholders

Decree 239 regulates the tax treatment of interest, premiums and other income from notes issued, *inter alia*, by non-Italian resident entities. The provisions of Decree 239 only apply to interest, premium and other income (including the difference between the redemption amount and the issue price) (hereinafter collectively referred to as "**Interest**") from those Notes issued by IBI which qualify as *obbligazioni* or *titoli similari alle obbligazioni* pursuant to Article 44 of Decree No. 917.

Where the Italian resident holder of Notes issued by IBI that qualify as *obbligazioni* or *titoli similari alle obbligazioni* and have a maturity of eighteen months or more, who is the beneficial owner of such Notes, is:

(a) an individual holding Notes otherwise than in connection with entrepreneurial activity, (unless he has entrusted the management of his financial assets, including the Notes, to an authorised intermediary and has opted for the Asset Management Option); or

(b) a partnership (other than a *societa 'in nome collettivo* or *societa' in accomandita semplice* or similar partnership), *de facto* partnership not carrying out commercial activities or professional association; or

(c) a private or public institution not carrying out mainly or exclusively commercial activities; or

(d) an investor exempt from Italian corporate income taxation,

Interest payments relating to the Notes are subject to a tax, referred to as *imposta sostitutiva*, levied at the rate of 12.5 per cent. (either when Interest is paid or when payment thereof is obtained by the holder on a sale of the Notes). All the above categories are qualified as "net recipients".

Where the resident holders of the Notes described above under (a) and (c) are engaged in an entrepreneurial activity to which the Notes are connected, *imposta sostitutiva* applies as a provisional income tax and may be deducted from the taxation on income due.

Pursuant to Decree 239, the 12.5 per cent. *imposta sostitutiva* is applied by Intermediaries or by permanent establishments in Italy of banks or Intermediaries resident outside Italy.

Pursuant to Decree 239, Intermediaries (or permanent establishment in Italy of foreign Intermediaries) must intervene in any way in the collection of Interest or, also as transferees, in transfers or disposals of the Notes. Where the Notes and the relevant coupons are not deposited with an authorised Intermediary (or with a permanent establishment in Italy of a foreign Intermediary), the *imposta sostitutiva* is applied and withheld by any Italian bank or any Italian intermediary paying Interest to the Noteholders.

Payments of Interest in respect of Notes issued by IBI that qualify as *obbligazioni* or *titoli similari alle obbligazioni* and have a maturity of eighteen months or more, are not subject to the 12.5 per cent. *imposta sostitutiva* if made to beneficial owners who are: (i) Italian resident corporations or permanent establishments in Italy of foreign corporations to which the Notes are effectively connected; (ii) Italian resident collective investment funds, SICAVs, Italian resident pension funds referred to in Decree No. 124, Italian resident real estate investment funds; and (iii) Italian resident individuals holding Notes not in connection with entrepreneurial activity who have entrusted the management of their financial assets, including the Notes, to an authorised financial intermediary and have opted for the Asset Management Option. Such categories are qualified as "gross recipients". To ensure payment of Interest in respect of the Notes without the application of 12.5

per cent. *imposta sostitutiva*, gross recipients indicated above under (i) to (iii) must (a) be the beneficial owners of payments of Interest on the Notes and (b) timely deposit the Notes together with the coupons relating to such Notes directly or indirectly with an Italian authorised financial intermediary (or permanent establishment in Italy of foreign intermediary). Where the Notes and the relevant coupons are not deposited with an authorised Intermediary (or permanent establishment in Italy of foreign intermediary), the *imposta sostitutiva* is applied and withheld by any Italian bank or any Italian intermediary paying Interest to the Noteholder and gross recipients that are Italian resident corporations or permanent establishments in Italy of foreign corporations to which the Notes are effectively connected are entitled to deduct *imposta sostitutiva* suffered from income taxes due.

Interest accrued on the Notes would be included in the corporate taxable income (and in certain circumstances, depending on the "status" of the Noteholder, also in the net value of production for purposes of regional tax on productive activities – IRAP) of beneficial owners who are Italian resident corporations or permanent establishments in Italy of foreign corporations to which the Notes are effectively connected, subject to tax in Italy in accordance with ordinary tax rules, and such beneficial owners should be generally entitled to a tax credit for any withholding taxes applied outside Italy on Interest on Notes issued by IBI.

Italian resident individuals holding Notes not in connection with entrepreneurial activity who have opted for the Asset Management Option are subject to the 12.5 per cent. annual Asset Management Tax on the increase in value of the managed assets accrued at the end of each tax year (which increase would include Interest accrued on the Notes). The Asset Management Tax is applied on behalf of the taxpayer by the managing authorised intermediary.

Italian collective investment funds and SICAVs are subject to the 12.5 per cent. annual Collective Investment Fund Tax on the increase in value of the managed assets accrued at the end of each tax year (which increase would include Interest accrued on the Notes).

Italian resident pension funds subject to the regime provided by articles 14, 14-ter and 14-quater, paragraph 1, of Decree No. 124, are subject to an 11 per cent. annual Pension Fund Tax on the increase in value of the managed assets accrued at the end of each tax year (which increase would include Interest accrued on the Notes).

Where a Noteholder is an Italian real estate investment fund subject to the provisions of Law Decree No. 351 of 25th September, 2001, as amended, Interest relating to the Notes will be subject neither to *imposta sostitutiva* nor to any other income tax in the hands of the real estate investment fund.

Where Interest on Notes with maturity of eighteen months or more issued by IBI and beneficially owned by Noteholders qualifying as net recipients, as defined above, are not collected through the intervention of an Italian resident intermediary and as such no *imposta sostitutiva* is applied, the Italian resident beneficial owners qualifying as net recipients will be required to declare Interest in their yearly income tax return and subject them to final substitute tax at a rate of 12.5 per cent., unless option for a different regime is allowed and made. Italian resident net recipients that are individuals not engaged in entrepreneurial activity may elect instead to pay ordinary personal income taxes at the progressive rates applicable to them in respect of Interest on such Notes: if so, the beneficial owners should be generally entitled to a tax credit for withholding taxes applied outside Italy, if any.

Non-Italian resident Noteholders

Interest payments relating to Notes issued by IBI and received by non-Italian resident beneficial owners are not subject to taxation in Italy.

If Notes issued by IBI and beneficially owned by non-Italian residents are deposited with an Italian bank or other resident intermediary (or permanent establishment in Italy of foreign Intermediary)

or are sold through an Italian bank or other resident intermediary (or permanent establishment in Italy of foreign intermediary) or in any case an Italian resident intermediary (or permanent establishment in Italy of foreign intermediary) intervenes in the payment of Interest on such Notes, to ensure payment of Interest without application of Italian taxation a non-Italian resident Noteholder may be required to produce to the Italian bank or other intermediary a self-assessment (*autocertificazione*) stating that he or she is not resident in Italy for tax purposes.

Fungible issues

Pursuant to Article 11, paragraph 2 of Decree 239, where Banca Intesa issues a new Tranche forming part of a single series with a previous Tranche, for the purposes of calculating the amount of Interest subject to *imposta sostitutiva* (if any), the issue price of the new Tranche will be deemed to be the same as the issue price of the original Tranche. This rule applies where (a) the new Tranche is issued within 12 months from the issue date of the previous Tranche and (b) the difference between the issue price of the new Tranche and that of the original Tranche does not exceed 1 per cent. of the nominal value of the Notes multiplied by the number of years of the duration of the Notes. Under these circumstances, the issue price of a new Tranche may be deemed to be lower than its actual value and the amounts deducted for tax purposes may be higher than would otherwise be the case if the Tranche were not fungible.

Early Redemption of Notes with an original maturity of eighteen months or longer

Without prejudice to the above provisions, Notes issued by Banca Intesa with an original maturity of eighteen months or longer which are redeemed within eighteen months from the date of issue, are subject to an additional tax on such early redemption due by the Issuer at the rate of 20 per cent. in respect of Interest accrued on the Notes up to the date of the early redemption pursuant to Article 26, 1st paragraph, of Presidential Decree No. 600 of 29th September 1973, as amended ("**Decree 600**"). In respect of Notes issued by IBI with an original maturity of eighteen months or longer which are redeemed within eighteen months from their date of issue, such additional tax is withheld by the intermediary responsible for the payment of interest on the redemption of the Notes from the payment of the Interest on the Notes and does not apply to payments of Interest made to non-Italian resident Noteholders. According to one interpretation of Italian tax law, the above 20 per cent. additional amount may also be due in the event of any purchase of Notes by Banca Intesa or IBI, as the case may be, with subsequent cancellation thereof prior to eighteen months from the date of issue.

Notes with a maturity of less than eighteen months

Notes with an original maturity of less than eighteen months issued by Banca Intesa and/or IBI are subject to a withholding tax or, in the case of Notes issued by IBI, to an *imposta sostitutiva* levied under Decree 239, at the rate of 27 per cent. in respect of Interest.

Atypical securities

Interest payments relating to Notes that are not deemed to fall within the category of bonds (*obbligazioni*) or securities similar to bonds (*titoli similari alle obbligazioni*) may be subject to a withholding tax, levied at the rate of 27 per cent. For this purpose, securities similar to bonds are securities that incorporate an unconditional obligation to pay, at maturity, an amount not lower than their nominal value.

In the case of Notes issued by an Italian-resident issuer, where the Noteholder is (i) an Italian individual engaged in an entrepreneurial activity to which the Notes are connected, (ii) an Italian company or a similar Italian commercial entity, (iii) a permanent establishment in Italy of a foreign entity to which the Notes are connected, (iv) an Italian commercial partnership or (v) an Italian commercial private or public institution, such withholding tax is a provisional withholding tax. In all other cases, the withholding tax is a final withholding tax.

If the Notes are issued by an non-Italian resident Issuer, the 27 per cent. withholding tax mentioned above does not apply to interest payments made to a non-Italian resident Noteholder an to an Italian resident Noteholder which is (i) a company or similar commercial entity (including the Italian permanent establishment of foreign entities), (ii) a commercial partnership or (iii) a commercial private or public institution.

Payments made by the Guarantor

There is no authority directly regarding the Italian tax regime of payments on Notes made by an Italian resident guarantor. Accordingly, there can be no assurance that the Italian tax authorities will not assert an alternative treatment of such payments than that set forth herein or that the Italian court would not support such an alternative treatment.

With respect to payments made by Banca Intesa as Guarantor under the Trust Deed in respect of Notes issued by IBI, in accordance with one interpretation of Italian fiscal law, any such payments may be subject to Italian withholding tax at the rate of 12.5 per cent. levied as a final tax or a provisional tax ("*a titolo d'imposta o a titolo di acconto*") depending on the residential "status" of the Noteholder, pursuant to Decree No. 600. In the case of payments to non-Italian residents, the withholding tax should be final and may be applied at the rate of 27 per cent. if, in certain circumstances, payments are made to non-Italian residents who are resident in a country with a "privileged tax regime" as defined in Article 110 of Decree No. 917, and identified by a Decree of the Treasury Ministry of 23rd January, 2002, both as amended from time to time. Double taxation treaties entered into by Italy may apply allowing for a lower (or in certain cases, nil) rate applicable of the withholding tax in case of payments to non-Italian residents.

In accordance with another interpretation, any such payment made by the Guarantor should be treated, in certain circumstances, as a payment by IBI and made subject to the tax treatment described above under "Taxation of Notes issued by IBI".

Capital Gains

Notes Issued by Banca Intesa

Pursuant to Decree No. 461, a 12.5 per cent. capital gains tax (referred to as "*imposta sostitutiva*") is applicable to capital gains realised by Italian resident individuals not engaged in entrepreneurial activities to which the Notes issued by Banca Intesa are connected, on any sale or transfer for consideration of the Notes or redemption thereof.

Under the so called "tax declaration regime", which is the standard regime for taxation of capital gains realised by Italian resident individuals not engaged in entrepreneurial activities, the 12.5 per cent. *imposta sostitutiva* on capital gains will be chargeable, on a cumulative basis, on all capital gains net of any relevant incurred capital losses realised by Italian resident individuals not engaged in entrepreneurial activities pursuant to all investment transactions carried out during any given fiscal year. The capital gains realised in a year net of any relevant incurred capital losses must be detailed in the relevant annual tax return to be filed with Italian tax authorities and *imposta sostitutiva* must be paid on such capital gains by Italian resident individuals together with any balance income tax due for the relevant tax year. Capital losses in excess of capital gains may be carried forward against capital gains of the same kind for up to the fourth subsequent fiscal year.

Alternatively to the tax declaration regime, holders of the Notes who are Italian resident individuals not engaged in entrepreneurial activities to which the Notes are connected, may elect to pay *imposta sostitutiva* separately on capital gains realised on each sale or transfer or redemption of the Notes ("*risparmio amministrato*" regime). Such separate taxation of capital gains is allowed subject to (i) the Notes being deposited with banks, SIMs and any other Italian qualified intermediary (or permanent establishment in Italy of foreign intermediary) and (ii) an express election for the so-called *risparmio amministrato* regime being timely made in writing by the relevant holder of the Notes. The intermediary is responsible for accounting for *imposta sostitutiva*

in respect of capital gains realised on each sale or transfer or redemption of the Notes, as well as on capital gains realised as at revocation of its mandate, net of any relevant incurred capital losses, and is required to pay the relevant amount to the Italian fiscal authorities on behalf of the holder of the Notes, deducting a corresponding amount from proceeds to be credited to the holder of the Notes. Where a sale or transfer or redemption of the Notes results in a capital loss, the intermediary is entitled to deduct such loss from gains of the same kind subsequently realised on assets held by the holder of the Notes within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Under the *risparmio amministrato* regime, the realised capital gain is not required to be included in the annual income tax return of the Noteholder and the Noteholder remains anonymous.

Special rules apply if the Notes are part of (i) a portfolio managed in a regime of Asset Management Option ("*risparmio gestito*" regime) by an Italian asset management company or an authorised intermediary or (ii) an Italian *Organismo di Investimento Collettivo del Risparmio* (which includes a *Fondo Comune di Investimento* or SICAV). In both cases, the capital gains realised upon sale, transfer or redemption of the Notes will not be subject to 12.5 per cent. *imposta sostitutiva* on capital gains but will respectively contribute to determine the taxable base of the Asset Management Tax and of the Collective Investment Fund Tax.

In particular, under the Asset Management Option, any appreciation of the Notes, even if not realised, will contribute to determine the annual accrued appreciation of the managed portfolio, subject to the Asset Management Tax. Any depreciation of the managed portfolio accrued at year-end may be carried forward against appreciation accrued in each of the following years up to the fourth. Also under the Asset Management Option the realised capital gain is not requested to be included in the annual income tax return of the Noteholder and the Noteholder remains anonymous.

In the case of Notes held by investment funds and SICAVs, capital gains on Notes contribute to determinate the increase in value of the managed assets of the funds or SICAVs accrued at the end of each tax year, subject to the Collective Investment Fund Tax at the relevant applicable rate.

The 12.5 per cent. *imposta sostitutiva* on capital gains may in certain circumstances be payable on any capital gains realised upon sale, transfer or redemption of the Notes by non-Italian resident individuals and corporations without a permanent establishment in Italy to which the Notes are effectively connected, if the Notes are held in Italy.

However, pursuant to Article 23 of Decree No. 917, any capital gains realised by non-Italian residents without a permanent establishment in Italy to which the Notes are effectively connected through the sale for consideration or redemption of the Notes are exempt from taxation in Italy to the extent that the Notes are listed on a regulated market in Italy or abroad, and in certain cases subject to timely filing of required documentation (in the form of a self-assessment (*autocertificazione*) of non-residence in Italy) with Italian qualified intermediaries (or permanent establishments in Italy of foreign intermediaries) with which the Notes are deposited, even if the Notes are held in Italy and regardless of the provisions set forth by any applicable double tax treaty.

Where the Notes are not listed on a regulated market in Italy or abroad:

(a) pursuant to the provisions of Decree No. 461 non-Italian resident beneficial owners of the Notes with no permanent establishment in Italy to which the Notes are effectively connected are exempt from the *imposta sostitutiva* in the Republic of Italy on any capital gains realised upon sale for consideration or redemption of the Notes if they are resident, for tax purposes, in a country which recognises the Italian fiscal authorities' right to an adequate exchange of information. Under these circumstances, if non-Italian residents without a permanent establishment in Italy to which the Notes are effectively connected elect for the *risparmio amministrato* regime or the Asset Management Option, exemption from Italian capital gains tax will apply upon condition that they file in time with the authorised financial intermediary an appropriate self-assessment (*autocertificazione*) stating that they meet the requirement

indicated above. The same exemption applies in case the beneficial owners of the Notes are (i) international entities or organisations established in accordance with international agreements ratified by Italy; (ii) certain foreign institutional investors established in countries which allow for an adequate exchange of information with Italy; or (iii) Central Banks or entities which manage, inter alia, the official reserves of a foreign State; and

(b) in any event, non-Italian resident individuals or entities without a permanent establishment in Italy to which the Notes are effectively connected that may benefit from a double taxation treaty with Italy, providing that capital gains realised upon sale or redemption of Notes are to be taxed only in the country of tax residence of the recipient, will not be subject to *imposta sostitutiva* in Italy on any capital gains realised upon sale for consideration or redemption of Notes.

Under these circumstances, if non-Italian residents without a permanent establishment in Italy to which the Notes are effectively connected elect for the *risparmio amministrato* regime or the Asset Management Option, exemption from Italian capital gains tax will apply upon condition that they file in time with the authorised financial intermediary appropriate documents which include, *inter alia*, a statement from the competent tax authorities of the country of residence of the non-Italian residents.

Any capital gains realised by Italian resident corporations or similar commercial entities or permanent establishments in Italy of non-Italian resident corporations to which the Notes are connected, will be included in their business income (and, in certain cases, may also be included in the taxable net value of production for IRAP purposes), subject to tax in Italy according to the relevant ordinary tax rules.

Notes issued by IBI

Pursuant to Decree No. 461, a 12.5 per cent. capital gains tax (referred to as "*imposta sostitutiva*") is applicable to capital gains realised by Italian resident individuals not engaged in entrepreneurial activities to which the Notes issued by IBI are connected, on any sale or transfer for consideration of the Notes or redemption thereof.

Under the so called "tax declaration regime", which is the standard regime for taxation of capital gains realised by Italian resident individuals not engaged in entrepreneurial activities, the 12.5 per cent. *imposta sostitutiva* on capital gains will be chargeable, on a cumulative basis, on all capital gains net of any relevant incurred capital losses realised by Italian resident individuals not engaged in entrepreneurial activities pursuant to all investment transactions carried out during any given fiscal year. The capital gains realised in a year net of any relevant incurred capital losses must be detailed in the relevant annual tax return to be filed with Italian tax authorities and *imposta sostitutiva* must be paid on such capital gains by Italian resident individuals together with any balance income tax due for the relevant tax year. Capital losses in excess of capital gains may be carried forward against capital gains of the same kind for up to the fourth subsequent fiscal year.

Alternatively to the tax declaration regime, holders of the Notes who are Italian resident individuals not engaged in entrepreneurial activities to which the Notes are connected, may elect to pay *imposta sostitutiva* separately on capital gains realised on each sale or transfer or redemption of the Notes ("*risparmio amministrato*" regime). Such separate taxation of capital gains is allowed subject to (i) the Notes being deposited with banks, SIMs and any other Italian qualified intermediary (or permanent establishment in Italy of foreign intermediary) and (ii) an express election for the so-called *risparmio amministrato* regime being timely made in writing by the relevant holder of the Notes. The intermediary is responsible for accounting for *imposta sostitutiva* in respect of capital gains realised on each sale or transfer or redemption of the Notes, as well as on capital gains realised as at revocation of its mandate, net of any relevant incurred capital losses, and is required to pay the relevant amount to the Italian fiscal authorities on behalf of the holder of the Notes, deducting a corresponding amount from proceeds to be credited to the holder of the Notes. Where a sale or transfer or redemption of the Notes results in a capital loss, the

intermediary is entitled to deduct such loss from gains of the same kind subsequently realised on assets held by the holder of the Notes within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Under the *risparmio amministrato* regime, the realised capital gain is not required to be included in the annual income tax return of the Noteholder and the Noteholder remains anonymous.

Special rules apply if the Notes are part of (i) a portfolio managed in a regime of Asset Management Option ("*risparmio gestito*" regime) by an Italian asset management company or an authorised intermediary or (ii) an Italian *Organismo di Investimento Collettivo del Risparmio* (which includes a *Fondo Comune di Investimento* or SICAV). In both cases, the capital gains realised upon sale, transfer or redemption of the Notes will not be subject to 12.5 per cent. *imposta sostitutiva* on capital gains but will respectively contribute to determine the taxable base of the Asset Management Tax and of the Collective Investment Fund Tax.

In particular, under the Asset Management Option, any appreciation of the Notes, even if not realised, will contribute to determine the annual accrued appreciation of the managed portfolio, subject to the Asset Management Tax. Any depreciation of the managed portfolio accrued at year-end may be carried forward against appreciation accrued in each of the following years up to the fourth. Also under the Asset Management Option the realised capital gain is not requested to be included in the annual income tax return of the Noteholder and the Noteholder remains anonymous.

In the case of Notes held by investment funds and SICAVs, capital gains on Notes contribute to determinate the increase in value of the managed assets of the funds or SICAVs accrued at the end of each tax year, subject to the Collective Investment Fund Tax at the relevant applicable rate.

The 12.5 per cent. *imposta sostitutiva* on capital gains may in certain circumstances be payable on any capital gains realised upon sale, transfer or redemption of the Notes by non-Italian resident individuals and corporations without a permanent establishment in Italy to which the Notes are effectively connected, if the Notes are held in Italy. However, the same exemptions illustrated under *Section Capital gains – Notes issued by Banca Intesa* – apply to the benefit of non-Italian residents if capital gains on the Notes might become taxable due to the holding of the Notes in Italy.

Any capital gains realised by Italian resident corporations or similar commercial entities or permanent establishments in Italy of non-Italian resident corporations to which the Notes are connected, will be included in their business income (and, in certain cases, may also be included in the taxable net value of production for IRAP purposes), subject to tax in Italy according to the relevant ordinary tax rules.

Inheritance and gift tax

Pursuant to Law No. 383 of 18th October, 2001 (**"Law No. 383"**), Italian inheritance and gift tax, previously generally payable on the transfer of securities as a result of death or donation, was abolished.

However, according to Article 6, paragraph 5 of Law Decree No. 262 of 3rd October, 2006 (**"Decree 262"**) (which, among other things, amended Decree 383), a transfer by way of gift of Notes is subject to registration tax at the following rates:

(a) 4 per cent. if the transfer is made to spouses and direct descendants or ancestors, in respect of the amount by which the value of the transfer exceeds Euro 100,000;

(b) 6 per cent. if the transfer is made to relatives up to the fourth degree, to persons related by direct affinity and to persons related by collateral affinity up to the third degree; and

(c) 8 per cent. in all other cases.

The provisions of Article 6 of Decree 262 came into force on 3rd October, 2006.

Moreover, an anti-avoidance rule is provided by Law No. 383 for any gift of assets (such as the Notes) which, if sold for consideration, would give rise to capital gains subject to the *imposta sostitutiva* provided for by Decree No. 461. In particular, if the donee sells the Notes for consideration within five years from the receipt thereof as a gift, the donee is required to pay the relevant *imposta sostitutiva* on capital gains as if the gift has never taken place.

Transfer tax

General

Pursuant to Legislative Decree No. 435 of 21st November, 1997, which amended the regime laid down by Royal Decree No. 3278 of 30th December, 1923, the transfer of Notes may be subject to Italian transfer tax (*tassa sui contratti di borsa*) at a rate between a maximum of euro 0.0083 and a minimum of euro 0.00465 for every euro 51.65, or part of euro 51.65, of the price at which the Notes are transferred. In certain cases, however, the amount of transfer tax cannot exceed euro 929.62 for each transaction.

Exemptions

In general, transfer tax is in any case not levied, *inter alia*, in the following cases;

(a) contracts relating to listed securities entered into on regulated markets;

(b) contracts relating to securities which are admitted to listing on regulated markets and finalised outside such markets and entered into:

  (i) between banks or SIMs or other professional intermediaries authorised to perform investment services, pursuant to Legislative Decree No. 415 of 23rd July, 1996, as superseded by Decree No. 58 of 24th February, 1998, as amended ("**Decree 58**"), or stockbrokers among themselves;

  (ii) between authorised intermediaries as referred to in paragraph (i) above and non-Italian residents;

  (iii) between authorised intermediaries as referred to in paragraph (i) above, also non-Italian resident, and undertakings for collective investment of saving income;

(c) contracts relating to public sale offers for the admission to listing on regulated markets or relating to financial instruments already admitted to listing on said markets;

(d) contracts for a consideration of less than euro 206.58;

(e) contracts regarding securities not listed on a regulated market entered into between authorised intermediaries as referred to in (b)(i) above, on the one hand, and non-Italian residents, on the other hand.

Ireland Taxation

The following summary of the anticipated tax treatment in Ireland in relation to the payments on the Notes is based on the taxation law and practice in force at the date of this document. It does not purport to be, and is not, a complete description of all of the tax considerations that may be relevant to a decision to subscribe for, buy, hold, sell, redeem or dispose of the Notes. The summary relates only to the position of persons who are the absolute beneficial owners of the Notes and the Interest on them. Prospective investors should consult their own professional advisers on the implications of subscribing for, buying, holding, selling, redeeming or disposing of Notes and the receipt of interest and distributions (whether or not on a winding-up) with respect to such Notes under the laws of the jurisdictions in which they may be liable to taxation. Prospective investors should be aware that the anticipated tax treatment in Ireland summarised below may change.

Irish Withholding Tax on the Notes

In general, withholding tax at the rate of 20 per cent. must be deducted from Irish source yearly interest payments made by an Irish company. However no withholding for or on account of Irish income tax is required to be made on interest arising on the Notes in a number of circumstances.

Notes issued by Banca Intesa

Payments of interest in respect of Notes issued by Banca Intesa will be made without deduction of withholding tax in circumstances where Banca Intesa, does not, in issuing the Notes or making the relevant payments:

(a) operate out of Ireland; or

(b) make the payments through a paying agent located in Ireland.

Notes issued by IBI having a maturity less than one year

Payments of interest in respect of Notes issued may be made without deduction or withholding of tax where the maturity of the Notes is less than one year.

Notes issued by IBI having a maturity over one year

*Section 246(3)(b) of the Taxes Consolidation Act 1997, as amended (the "**Taxes Act**")*

The obligation to withhold tax does not apply to interest payments made by a bank such as IBI in the ordinary course of a bona fide banking business in Ireland.

Quoted Eurobond exemption

Section 64 ("**Section 64**") of the Taxes Act provides for the payment of interest on a "quoted Eurobond" without a deduction of tax in certain circumstances. A quoted Eurobond is defined in Section 64 as a security which:

(a) is issued by a company;

(b) is quoted on a recognised stock exchange (this term is not defined but is understood to mean an exchange which is recognised in the country in which it is established); and

(c) carries a right to interest.

There is no obligation to withhold tax on quoted Eurobonds where:

(a) the person by or through whom the payment is made is not in Ireland, or

(b) the payment is made by or through a person in Ireland, and

  (i) the quoted Eurobond is held in a recognised clearing system within the meaning of section 246A of the Taxes Act (a "**Recognised Clearing System**") (Euroclear, Clearstream, Luxembourg, DTC and Monte Titoli S.p.A. have been designated as Recognised Clearing Systems); or

  (ii) the person who is the beneficial owner of the quoted Eurobond and who is beneficially entitled to the interest is not resident in Ireland and has made an appropriate written declaration in the prescribed format to this effect.

The Irish Revenue have confirmed that definitive bearer Notes issued in exchange for interests in global Notes held within a Recognised Clearing System will continue to be regarded as held within a Recognised Clearing System for the purposes of (b)(i).

Section 246(3)(c) of the Taxes Act

Payments of interest in respect of Notes issued will be made without deduction or withholding of tax where:

(a) the payment is made to persons whose usual abode is outside Ireland; and either

(b) the interest payments are made after the date of expiry of the certificate issued to IBI (its "**IFSC Certificate**") under Section 446 of the Taxes Act ("**Section 446**"), which was 31st December, 2005, provided that:

  (i) those payments are made in the course of operations that were before expiry of IBI's IFSC certificate, encompassed by that IFSC Certificate; and

  (ii) those payments are in relation to a security that was issued;

    (aa) before expiry of IBI's IFSC certificate;

    (bb) in the course of operations that were encompassed by IBI's IFSC Certificate; and

    (cc) on terms which oblige IBI to redeem the security within 15 years after its date of issue.

As regards the requirement at (a) above the Revenue Commissioners have confirmed that holders of unlisted bearer Notes will be regarded as having their place of abode outside of Ireland provided that interest is paid on the Notes through a paying agent outside of Ireland and certain restrictions apply in relation to the sale of the Notes in Ireland. The Programme documentation and the Prospectus incorporate the required restrictions provided that the Notes are cleared through a Recognised Clearing System.

Section 246(3)(h) of the Taxes Act

The obligation to withhold tax does not apply in respect of, *inter alia*, interest payments made by a company such as IBI in the ordinary course of a trade or business carried on by it to a company resident in a relevant territory under the laws of that relevant territory. The interest must not relate to an Irish branch or agency of the recipient. A relevant territory for this purpose is a Member State of the European Union, other than Ireland, or not being such a Member State, a territory with which Ireland has entered into a double tax treaty that is in effect. The jurisdictions with which Ireland has entered into a double tax treaty are outlined as follows: Australia, Austria, Belgium, Bulgaria, Canada, China, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, India, Israel, Italy, Japan, Republic of Korea, Latvia, Lithuania, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Pakistan, Poland, Portugal, Romania, Russia, the Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, the United Kingdom, the United States of America and Zambia.

Double tax treaties with Argentina, Egypt, Kuwait, Malta, Morocco, Singapore, Tunisia, Turkey, Ukraine and Vietnam are in the course of being negotiated. A new treaty was signed with Chile on 2nd June, 2005 but it is not expected to be in effect until 2007.

Applicable Double Tax Treaty

A requirement to operate Irish withholding tax on interest may be obviated or reduced pursuant to the terms of an applicable double tax treaty (see above).

Discounts

The Irish Revenue Commissioners have confirmed that discounts arising on Notes will not be subject to Irish withholding tax.

Dividend Withholding Tax

In the case of the Notes, where the consideration given by IBI for the use of the principal secured is dependent on the results of IBI's business, interest payments made will be deemed to be a distribution as prescribed by Section 130 of the Taxes Act, as amended. Accordingly, dividend withholding tax may apply.

Section 172D of the Taxes Act

This section provides that the Irish law provisions whereby an Irish resident company must withhold tax (currently 20%) when it makes a relevant distribution shall not apply in certain circumstances. Provided the requisite declarations in the prescribed format, are in place, the following are included in the categories of shareholders exempted from the scope of dividend withholding tax:

(a) a person who is neither resident nor ordinarily resident in Ireland *and* is a resident of country with which Ireland has a double tax treaty that is in effect (a "**tax treaty country**") *or* is a resident of an EU Member State (other than Ireland);

(b) companies which are ultimately controlled by persons who are resident in another EU Member State or tax treaty country;

(c) companies not resident in Ireland which are themselves resident in an EU Member State or tax treaty country and are not under the control, whether directly or indirectly, of Irish residents; and

(d) companies, the principal class of whose shares or the shares of its 75% parent, are substantially and regularly traded on a stock exchange, in a tax treaty country or an EU Member State or on such other stock exchange as may be approved of by the Minister for Finance.

Deposit Interest Retention Tax (DIRT)

No DIRT will be deductible in respect of Notes which are issued by Banca Intesa provided that:

(a) the Issuer is not resident in Ireland for corporation tax purposes; and

(b) the Note is recorded in the books of Banca Intesa other than as a liability of a branch of Banca Intesa situate in Ireland.

A relevant deposit taker (as defined by Section 256 of the Taxes Act) such as IBI is obliged to withhold standard rate income tax (currently 20%) from certain interest payments or other returns. However there are certain exceptions to this as set out below:

Insofar as the Notes constitute a debt on a security issued by IBI and are listed on a stock exchange, DIRT shall not apply.

The Irish Revenue Commissioners agree that DIRT which would otherwise be applicable will not apply to interest or other returns paid in respect of unquoted euro commercial paper (such as the Notes issued by IBI) that do not mature within two years issued to persons not resident in Ireland and not offered in Ireland, subject to certain specified conditions which are set out in the selling restrictions or below. These conditions require that:-

(i) As far as primary sales of any Notes issued by IBI are concerned, the dealers as a matter of contract undertake to IBI that their action in any jurisdiction will comply with the then applicable laws and regulations and that the dealers will also undertake as a matter of contract to IBI that they will not knowingly make primary sales (or knowingly offer to do so, or distribute any material in that connection in Ireland) to any Irish residents or persons;

(ii) The Notes are cleared through a Recognised Clearing System (save that such Notes represented by definitive bearer Notes may be taken out of the Recognised Clearing System and cleared outside that system, it being acknowledged that definitive bearer Notes may be issued in exchange for interests in a Global Note held in Euroclear or Clearstream, Luxembourg (in accordance with the terms of the Global Note) and, in the case of Sterling, denomination Global Notes, on demand by the holder for as long as this is a requirement);

(iii) the minimum denomination in which the Notes issue is made will be €500,000 or its equivalent.

In respect of any Note that is not listed on any stock exchange and matures within two years, DIRT will not apply where the Note is of the requisite denomination outlined in this Document and is held in a Recognised Clearing System. If the Note is not held in a Recognised Clearing System but is of the requisite minimum denomination outlined in this Document then provided that:

(i) either (a) the person by whom the payment is made; or

(b) the person through whom the payment is made,

is resident in Ireland or the payment is made by or through an Irish branch or agency through which a company that is not resident in Ireland carries on a trade or business; and

(ii) (1) the person who is beneficially entitled to the interest is a resident of Ireland who has provided their tax reference number to the payer; or

(2) the person who is the beneficial owner of the Note and who is beneficially entitled to the interest is not resident in Ireland and has made a declaration in the prescribed form,

then DIRT will not apply to the interest or returns thereon.

In addition, DIRT will not apply to interest or other returns on Notes in certain situations including where the person that is beneficially entitled to the interest or returns thereon is not resident in Ireland and an appropriate declaration as referred to in section 256 of the Taxes Act is made.

Encashment tax

Interest on any Note issued:

(a) by Banca Intesa paid by a paying agent in Ireland; or

(b) by Banca Intesa paid to an agent in Ireland on behalf of a holder of the relevant Note; or

(c) by IBI that is a quoted Eurobond held in a Recognised Clearing System (see above) where that payment of interest was not paid by or entrusted to any person in Ireland but was paid to an agent in Ireland on behalf of a holder of the relevant Note,

will be subject to a withholding for Irish income tax at the standard rate (currently 20%) unless it is proved, on a claim made in the required manner to the Irish Revenue Commissioners, that the beneficial owner of the relevant Note and entitled to interest is not resident in Ireland and such interest is not deemed, under the provisions of Irish tax legislation, to be income of another person resident in Ireland.

Liability of Noteholders to Irish tax

In general, persons who are resident and domiciled in Ireland are liable to Irish taxation on their world-wide income whereas persons who are not resident or ordinarily resident in Ireland are only liable to Irish taxation on their Irish source income. All persons are under a statutory obligation to account for Irish tax on a self-assessment basis and there is no requirement for the Irish Revenue Commissioners to issue or raise an assessment.

Interest earned on Notes issued by IBI would be regarded as Irish source income. Accordingly, pursuant to general Irish tax rules, such income would be technically liable to Irish income tax (and levies if received by an individual). Credit is available for any Irish tax withheld from income on account of the related income tax liability. Non-Irish tax resident companies, where the income is not attributable to a branch or agency of the company in Ireland, are subject to income tax at the standard rate (currently 20%). Therefore any withholding tax suffered should be equal to and in satisfaction of the full liability. However, individuals are liable to tax at a higher rate of tax (currently 42%) plus levies on taxable income exceeding a certain threshold, the level of which depends on their individual circumstances.

Section 198 of the Taxes Act

There is an exemption from Irish income tax under Section 198 of the Taxes Act in certain circumstances.

These circumstances are where either;

(a) the interest is paid by a company in the ordinary course of its trade or business and the recipient of the interest is a company resident in an EU Member State (other than Ireland) or in a country with which Ireland has a double tax treaty that is in effect, or

(b) where the provisions of Section 64 of the Taxes Act (quoted Eurobond exemption as noted above) apply and the recipient is a person who is resident in a member state of the European Union (other than Ireland) or in a country with which Ireland has a double tax treaty that is in effect, or

(c) the interest is paid by a company in the course of carrying on operations that were, prior to expiry of IBI's IFSC Certificate, relevant trading operations within the meaning of Section 446 (Relevant Trading Operations) provided that interest is paid on Notes that were issued by it in the course of carrying on Relevant Trading Operations before 31st December, 2005, on terms which oblige the Issuer to redeem the Notes within a period of 15 years after the date on which the Notes are issued.

For the purposes of (a) and (b) above, residence is determined under the terms of the relevant double taxation agreement, if such exists, or in any other case, the law of the country in which the recipient claims to be resident. The exemption under Section 198 of the Taxes Act does not apply where the interest is paid to a foreign company carrying on business in Ireland through a branch or agency or a permanent establishment to which interest paid by the Issuer is attributable. For individuals to qualify for the exemption in (c) above they must not be ordinarily resident in Ireland, that is, not resident in Ireland for the preceding three consecutive tax years.

Applicable Double Tax Treaty

The majority of Ireland's double tax treaties (see above) exempt interest from Irish tax when received by a resident of the other jurisdiction. Thus, a Noteholder may be entitled to exemption from Irish income tax on interest, and in some cases, discounts, under the terms of a double tax treaty between Ireland and the jurisdiction in which the Noteholder is resident.

Section 153 of the Taxes Act

As mentioned above, in the case of the Notes, where the consideration given by the IBI for the use of the principal secured is dependent on the results of the IBI's business, interest payments made will be deemed to be a distribution as prescribed by Section 130 of the Taxes Act. However, Section 153 of the Taxes Act ("Section 153") provides exemption from income tax on distributions for certain non-residents. The exempted non-residents are,

(a) a person who is neither resident nor ordinarily resident in Ireland *and* is a resident of a tax treaty country *or* is a resident of an EU Member State (other than Ireland);.

(b) a company which is not resident in Ireland and which is ultimately controlled by persons resident in another EU Member State or in a tax treaty country.

(c) a company which is not resident in Ireland and is, by virtue of the law of a tax treaty country or an EU Member State, resident for the purposes of tax in that tax treaty country or EU Member State, but is not under the control, whether directly or indirectly, of Irish residents,

(d) companies, the principal class of whose shares or the shares of its 75% parent, are substantially and regularly traded on a stock exchange, in a tax treaty country or an EU Member State or on such other stock exchange as may be approved of by the Minister for Finance.

(e) a parent company in another EU Member State in respect of distributions made to it by its Irish resident subsidiary company where withholding tax on such distributions is prohibited under the EU Parent-Subsidiaries Directive.

Section 153 also provides that, if dividend withholding tax (see above) has been applied, and the recipient is an individual then no further Irish tax liability should exist.

Other Circumstances

If, however, the payments are not exempt and there is no double tax treaty between Ireland and the jurisdiction in which the Noteholder is resident, there is no mechanism by which the Irish Revenue Commissioners can collect residual income tax. Therefore, there is a long standing practice whereby no action will be taken to pursue any liability to such residual Irish income tax in respect of persons who are not resident in Ireland except where such persons:

(a) are chargeable in the name of a person (including a trustee) or in the name of an agent or branch in Ireland having the management or control of the interest; or

(b) seek to claim relief and/or repayment of tax deducted at source in respect of taxed income from Irish sources; or

(c) are chargeable to Irish corporation tax on the income of an Irish branch or agency or to income tax on the profits of a trade carried on in Ireland to which the interest is attributable.

There can be no assurance that the Revenue Commissioners will apply this practice in the case of the holders of Notes, and, as mentioned above, there is a statutory obligation to account for Irish tax on a self-assessment basis and there is no requirement for the Irish Revenue Commissioners to issue or raise an assessment.

Capital Gains Tax

Provided the Notes are listed on a Stock Exchange, or the Notes do not derive their value, or the greater part of their value from certain Irish land or mineral rights, then a Noteholder will not be subject to Irish tax on capital gains provided that such Noteholder is neither resident nor ordinarily resident in Ireland and such Noteholder does not have an enterprise, or an interest in an enterprise, which carries on business in Ireland through a branch or agency, or a permanent representative, to which or to whom the Notes are attributable.

Capital Acquisitions Tax

If the Notes are comprised in a gift or inheritance taken from an Irish resident or ordinarily resident disponer or if the disponer's successor is resident or ordinarily resident in Ireland, or if any of the Notes are regarded as property situated in Ireland (that is, if bearer Notes are physically located in Ireland, or in the case of registered notes the register of the Notes is maintained in Ireland), the disponer's successor may be liable to Irish Capital Acquisitions Tax. Accordingly, if such Notes are comprised in a gift or inheritance, the disponer's successor may be liable to Irish gift or inheritance tax, even though the disponer may not be domiciled in Ireland. It is important to note that a non-domiciled person shall

not be treated as resident or ordinarily resident in Ireland except where that person has been resident in Ireland for five consecutive years of assessment immediately preceding the year of assessment in which the date of the gift or inheritance falls.

Stamp Duty

No Irish stamp duty is payable on the issue of the Notes

Transfer of Notes issued by Banca Intesa

In the case of Notes issued by Banca Intesa, no Irish stamp duty is chargeable provided that when the instrument of transfer:

(i) is not executed in Ireland; and

(ii) does not relate (wherever executed) to any property situated in Ireland or to any matter or thing to be done in Ireland.

Transfer of Notes issued by IBI

Irish stamp duty is not chargeable on the transfer by delivery of Notes issued by IBI. In the event of written transfer of such Notes no stamp duty is chargeable provided that the Notes:

(a) Do not carry a right of conversion into stocks or marketable securities (other than loan capital) of a company having a register in Ireland or into loan capital having such a right;

(b) Do not carry rights of the same kind as shares in the capital of a company, including rights such as voting rights, a share in the profits or a share in the surplus upon liquidation;

(c) Are redeemable within 30 years of the date of issue and not thereafter;

(d) Are issued for a price which is not less than 90% of their nominal value (thus certain Notes issued at a discount may not qualify for this exemption): and

(e) Do not carry a right to a sum in respect of repayment or interest which is related to certain movements in an index or indices specified in any instrument or other document relating to the Notes.

Where the above exemptions or another exemption does not apply, the instrument of transfer is liable to stamp duty at the rate of one percent of the consideration paid in respect of the transfer (or if greater, the market value thereof) which must be paid in euro by the transferee (assuming an arm's length transfer) within 30 days of the date on which the transfer instrument is executed, after which interest and penalties will apply.

Luxembourg Taxation

The following is a general description of certain Luxembourg withholding tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes, whether in Luxembourg or elsewhere. Prospective purchasers of the Notes should consult their own tax advisers as to which countries' tax laws could be relevant to acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes and the consequences of such actions under the tax laws of Luxembourg. This summary is based upon the law as in effect as at the date of this Prospectus. The information contained within this section is limited to withholding tax issues and prospective investors should not apply any information set out below to other areas, including (but not limited to) the legality of transactions involving the Notes.

All payments of interest and principal by the Issuers under the Notes can be made free and clear of any withholding or deduction for or on account of any taxes of whatsoever nature imposed,

levied, withheld, or assessed by Luxembourg or any political subdivision or taxing authority thereof or therein, in accordance with the applicable Luxembourg law, subject however to:

(i) the application of the Luxembourg law of 21st June, 2005 implementing the Savings Tax Directive (as defined below – see "- EU Savings Directive" below), which may be applicable in the event of the Issuers appointing a paying agent in Luxembourg within the meaning of the above-mentioned directive).

(ii) the application as regards Luxembourg resident individuals of the Luxembourg law of 23rd December, 2005, which has introduced a 10 per cent. final withholding tax on savings income (i.e. with certain exemptions, savings income within the meaning of the Luxembourg law of 21st June, 2005 implementing the European Union Savings Directive) and which should apply to savings income accrued as from 1st July, 2005 and paid as from 1st January, 2006.

Responsibility for the withholding of tax in application of the above-mentioned Luxembourg laws of 21st June, 2005 and 23rd December, 2005 is assumed by the Luxembourg paying agent within the meaning of these laws and not by the Issuers.

EU Savings Directive

Under Council Directive 2003/48/EC on taxation of savings income (the **"Savings Tax Directive"**), Member States are required, from 1st July, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding tax system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories, including Switzerland, have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

Implementation in Italy

Italy has implemented the Directive through Legislative Decree No. 84 of 18th April, 2005 (**"Decree 84"**). Under Decree 84, subject to a number of important conditions being met, where interest is paid starting from 1st July, 2005 (including interest accrued on the Notes at the time of their disposal) to individuals which qualify as beneficial owners of the interest payment and are resident for tax purposes in another Member State or in a dependent or associated territory under the relevant international agreement (currently Jersey, Guernsey, the Isle of Man, the Netherlands Antilles, the British Virgin Islands, Turks and Caicos Islands, the Cayman Islands, Montserrat, Anguilla and Aruba), Italian paying agents (including any banks, SIMs, fiduciary companies and SGRs resident for tax purposes in Italy) are required to report to the Italian tax authorities details of the relevant payments and personal information on the individual beneficial owner. Such information is transmitted by the Italian tax authorities to the competent foreign tax authorities of the state of residence of the beneficial owner.

In certain circumstances, the same reporting requirements must be complied with also in respect of interest paid to an entity established in another EU Member State, other than legal persons (with the exception of certain Finnish and Swedish entities), whose profits are taxed under general arrangements for business taxation and, in certain circumstances, UCITS recognised in accordance with Directive 85/311/EEC.

Either payments of interest on the Notes or the realisation of the accrued interest though the sale of the Notes would constitute "payments of interest" under Article 6 of the Directive and, as far as Italy is concerned, Article 2 of Decree 84. Accordingly, such payments of interest arising out of the Notes would fall within the scope of the Directive being the Notes issued after 1st March, 2001.

Implementation in Ireland

The Directive has been enacted into Irish legislation. Since 1st January, 2004, where any person in the course of a business or profession carried on in Ireland makes an interest payment to, or secures an interest payment for the immediate benefit of, the beneficial owner of that interest, where that beneficial owner is an individual, that person must, in accordance with the methods prescribed in the legislation, establish the identity and residence of that beneficial owner. Where such a person makes such a payment to a "residual entity" then that interest payment is a "deemed interest payment" of the "residual entity" for the purpose of this legislation. A "residual entity", in relation to "deemed interest payments", must, in accordance with the methods prescribed in the legislation, establish the identity and residence of the beneficial owners of the interest payments received that are comprised in the "deemed interest payments".

"**Residual entity**" means a person or undertaking established in Ireland or in another Member State or in an "associated territory" to which an interest payment is made for the benefit of a beneficial owner that is an individual, unless that person or undertaking is within the charge to corporation tax or a tax corresponding to corporation tax, or it has, in the prescribed format for the purposes of this legislation, elected to be treated in the same manner as an undertaking for collective investment in transferable securities within the meaning of the UCITS Directive 85/611/EEC, or it is such an entity or it is an equivalent entity established in an "associated territory", or it is a legal person (not being an individual) other than certain Finnish or Swedish legal persons that are excluded from the exemption from this definition in the Directive.

Procedures relating to the reporting of details of payments of interest (or similar income) made by any person in the course of a business or profession carried on in Ireland, to beneficial owners that are individuals or to residual entities resident in another Member State or an "associated territory" and procedures relating to the reporting of details of deemed interest payments made by residual entities where the beneficial owner is an individual resident in another Member State or an "associated territory", have applied since 1st July, 2005 to be specified by the Minister for Finance of Ireland. For the purposes of these paragraphs "**associated territory**" means Aruba, the Netherlands Antilles, Jersey, Gibraltar, Guernsey, the Isle of Man, Anguilla, the British Virgin Islands, the Cayman Islands, Montserrat, Turks and Caicos Islands, Andorra, Liechtenstein, Monaco, San Marino and the Swiss Confederation.

Implementation in Luxembourg

The Savings Tax Directive was implemented in Luxembourg by the Law of 21st June, 2005.

The Dealers have in a dealer agreement (as amended, supplemented and/or restated, the "**Dealer Agreement**") dated 20th October, 2006, agreed with Banca Intesa and IBI a basis upon which they or any of them may from time to time agree to subscribe or procure subscribers for Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes" above. In the Dealer Agreement, Banca Intesa and IBI have agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and update of the Programme and the issue of Notes under the Programme.

United States

Neither the Notes nor the guarantee thereof have been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the United States Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree that, except as permitted by the Dealer Agreement, it has not offered and sold, and will not offer or sell Notes of any Tranche (i) as part of their distribution at any time and (ii) otherwise until 40 days after the later of the date of issue of the relevant Tranche of Notes and the completion of the distribution of such Tranche, as certified to the Principal Paying Agent or the relevant Issuer by the relevant Dealer(s) (or, in the case of a sale of a Tranche of Notes to or through more than one Dealer, by each of such Dealers as to Notes of such Tranche purchased by or through it, in which case the Principal Paying Agent or the Issuer shall notify each such Dealer when all such Dealers have so certified) within the United States or to, or for the account or benefit of, U.S. persons, and that it will have sent to each dealer to which it sells Notes of such Tranche during the Distribution Compliance Period (other than pursuant to Rule 144A) a confirmation or other notice setting forth the restrictions on offers and sales of such Notes within the United States or to, or for the account of benefit of, U.S. persons.

In addition, until 40 days after the commencement of the offering of any Tranche of Notes, an offer or sale of Notes of such Tranche within the United States by any dealer (whether or not participating in the offering of such Notes) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an applicable exemption from registration under the Securities Act.

Notwithstanding the foregoing, Dealers nominated by the relevant Issuer and, where applicable, the Guarantor may arrange for the offer and sale of Registered Notes in the United States pursuant to Rule 144A under the Securities Act. Each purchaser of such Notes is hereby notified that the offer and sale of such Notes may be made in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A.

In addition, certain Series of Notes in respect of which any payment is determined by reference to an index or formula, or to changes in prices of securities or commodities, or certain other Notes will be subject to such additional U.S. selling restrictions as the relevant Issuer, the Guarantor (where applicable) and the relevant Dealers may agree, as indicated in the relevant Final Terms. Each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will offer, sell and deliver such Notes only in compliance with such additional U.S. selling restrictions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or, in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision:

(i) an "**offer of Notes to the public**" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; and

(ii) the "**Prospectus Directive**" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom: Each Dealer has represented and agreed that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of any Notes in circumstances in which Section 21(1) of the FSMA does not or, would not, if it was not an authorised person, apply to the relevant Issuer or the Guarantor, as the case may be; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes issued by Banca Intesa or IBI in, from or otherwise involving the United Kingdom.

The Republic of Italy

The offering of the Notes has not been registered pursuant to the Italian securities legislation and, accordingly, each Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, any Notes in Italy in a solicitation to the public, and that sales of the Notes in Italy shall

be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

Each of the Dealers has represented and agreed that it will not offer, sell or deliver any Notes or distribute copies of this Prospectus or any other document relating to the Notes in Italy except to "**Professional Investors**", as defined in Article 31, second paragraph of CONSOB Regulation No. 11522 of 2nd July, 1998 ("**Regulation No. 11522**"), pursuant to Article 30, second paragraph and Article 100 of Legislative Decree No. 58 of 24th February, 1998 ("**Decree No. 58**") or in any other circumstances where an express exemption from compliance with the solicitation restrictions provided for under Decree No. 58 or Regulation No. 11971 of 14th May, 1999 applies.

Any such offer, sale or delivery of the Notes or distribution of copies of this Prospectus or any other document relating to the Notes in Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1st September, 1993 ("**Decree No. 385**"), Decree No. 58, Regulation No. 11522 and any other applicable laws and regulations;

(b) in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy (*Istruzioni di Vigilanza della Banca d'Italia*), pursuant to which the issue and offering of securities in Italy is subject to prior notification to the Bank of Italy, unless an exemption applies, depending, *inter alia*, on the aggregate amount and the characteristics of the Notes issued or offered in Italy; and

(c) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that Article 100-*bis* of Decree No. 58 affects the transferability of Notes in Italy to the extent that an offer of Notes (or any part of such offer) is made solely to professional investors and such Notes are then transferred in Italy during the period of 12 months from the date of issue of the Notes. Where this occurs, professional investors who sell Notes to non-professional investors will be liable to such non-professional investors for any default by the Issuer in its payment obligations under the Notes if the Issuer is or becomes insolvent, even where the sale by the professional investor took place at the express request of the purchaser. The above provisions will not apply where the professional investor, prior to any such transfer of Notes, delivered to the purchaser an information document containing all such information as is required by CONSOB. As at the date of this Base Prospectus, however, CONSOB has not implemented any regulations specifying the content of such information document.

Ireland

Each Dealer has represented and agreed (and each further Dealer appointed under the Programme will be required to further represent and agree) that:

(a) in connection with offers for sale of any Note issued by IBI that is not listed on any stock exchange and that does not mature within two years, it will not:

   (i) knowingly sell or offer for sale any Notes issued by IBI to any person, including any body corporate, resident in Ireland or having its usual place of abode in Ireland (an "**Irish Person**");

   (ii) knowingly issue or distribute, or knowingly cause to be issued or distributed, any documentation offering for subscription or sale any Notes issued by IBI, to any Irish Person;

   (iii) as far as primary sales of any Notes issued by IBI are concerned, its actions in any jurisdiction will comply with the then applicable laws and regulations;

(iv) offer, sell or deliver any such Note to any person in a denomination of less than €500,000, or its equivalent in any other currency. In addition, such Notes must be cleared through a Recognised Clearing System; and

(b) in connection with offers for sale of any Notes issued by IBI that is not listed on any stock exchange that matures within two years, it will not offer, sell or deliver any such Note to any person in a denomination of less than €500,000 if the relevant Note is denominated in euro, US$500,000 if denominated in US Dollars, or if denominated in a currency other than euro or US Dollars, the equivalent of €500,000 at the date the Programme is first publicised;

Each Dealer has further represented and agreed (and each further Dealer appointed under the Programme will be required to further represent and agree) that it has complied and will comply with all applicable provisions of the Investment Intermediaries Acts 1995 to 2000 (the "**Investment Intermediaries Act**") with respect to anything done by it in relation to the Notes or the Programme if operating in or otherwise involving Ireland and, in the case of a Dealer acting under and within the terms of an authorisation to do so for the purposes of EU Council Directive 93/22/EC of 10th May, 1993 (as amended or extended), it has complied with any codes of conduct made under Section 37 of the Investment Intermediaries Act, 1995 and, in the case of a Dealer acting within the terms of an authorisation granted to it for the purposes of Directive 2000/12/EC of the European Parliament and of the Council of 20th March, 2000 relating to the taking up and pursuit of the business of credit institutions (as amended, replaced or consolidated from time to time including, without limitation, by Directive 2006/48/EC of the European Parliament and the Council of 14 June 2006 relating to the taking up and the pursuit of the business of credit institutions), it has complied with any codes of conduct or practice made under Section 117 (1) of the Central Bank Act 1989 of Ireland (as amended).

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan and, accordingly, each Dealer has undertaken that it will not offer or sell any Notes directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, "**Japanese Person**" shall mean any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or delivers and neither the Issuer, the Guarantor (where applicable), the Trustee nor any of the other Dealers shall have any responsibility therefor.

Other than with respect to the admission, listing, trading and/or quotation by such one or more listing authorities, stock exchanges and/or quotation systems as may be specified in the Final Terms, no action has been or will be taken in any country or jurisdiction by the relevant Issuer, the Guarantor (where applicable) or the Dealers that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Persons into whose hands the Offering Circular or any Final Terms comes are required by the relevant Issuer, the Guarantor (where applicable) and the Dealers to comply with all applicable laws and regulations in each country or jurisdiction in or from

which they purchase, offer, sell or deliver Notes or have in their possession or distribute such offering material, in all cases at their own expense.

The Dealer Agreement provides that the Dealers shall not be bound by any of the restrictions relating to any specific jurisdiction (set out above) to the extent that such restrictions shall, as a result of change(s) or change(s) in official interpretation, after the date hereof, of applicable laws and regulations, no longer be applicable but without prejudice to the obligations of the Dealers described in the paragraph headed "General" above.

Selling restrictions may be supplemented or modified with the agreement of the relevant Issuer and, if applicable, the Guarantor. Any such supplement or modification will be set out in the relevant Final Terms (in the case of a supplement or modification relevant only to a particular Tranche of Notes) or (in any other case) in a supplement to this document.

The Notes which are issued under the Programme will be Notes which, because of their nature, are normally bought or traded by a limited number of investors who are particularly knowledgeable in investment matters.

GENERAL INFORMATION

Listing and Admission of the Notes to the Luxembourg Stock Exchange

This Prospectus has been approved by the CSSF as a base prospectus. Application has been made for Notes issued under the Programme to be listed on the Official List of the Luxembourg Stock Exchange and admitted to trading on the regulated market of the Luxembourg Stock Exchange.

However, Notes may be issued pursuant to the Programme which will not be listed or admitted to trading on the Luxembourg Stock Exchange or any other stock exchange or which will be listed or admitted to trading on such stock exchange as the Issuers and the relevant Dealer(s) may agree.

The CSSF may at the request of the Issuer, send to the competent authority of another European Economic Area Member State (i) a copy of this Prospectus; (ii) an Attestation Certificate; and (iii) if so required by such competent authority, a translation of the Summary set out on pages 6 to 17 of this Prospectus. At the date hereof, the Issuers have requested the CSSF to send an Attestation Certificate and copy of this Prospectus to the Irish Financial Services Regulatory Authority in its capacity as competent authority in Ireland.

Authorisations

The establishment and update of the programme and the increases in the aggregate nominal amount of all Notes from time to time outstanding under the Programme were authorised by resolutions of the Boards of Directors of Banca Intesa passed on 19th March, 2001, 24th June, 2003, 26th April, 2005, 11th November, 2005 and 6th March, 2006. The addition of IBI as an Issuer under the Programme was authorised by resolutions of the Board of Directors of IBI passed on 26th June, 2002 and the update and above-mentioned increases in the aggregate nominal amount of all Notes from time to time outstanding under the Programme were authorised by resolutions of the Board of Directors of IBI passed on 31st July, 2003, 22nd July, 2004, and 9th May, 2005. Each of Banca Intesa and IBI has obtained or will obtain from time to time all necessary consents, approvals and authorisations in connection with the issue and performance of the Notes and the giving of the guarantee relating to them.

Conditions for determining price

The price and amount of Notes to be issued under the Programme will be determined by the Issuer and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Use of proceeds

The net proceeds of the issue of each Tranche of Notes will be used for general funding purposes of the Banca Intesa Group.

Litigation

Save as disclosed in this Prospectus, IBI (where IBI is the Issuer) is not and none of Banca Intesa and its consolidated subsidiaries (where Banca Intesa is the Issuer or the Guarantor) is or has been involved in any governmental, legal, arbitration or administrative proceedings in the 12 months preceding the date of this document relating to claims or amounts which may have, or have had in the recent past, a significant effect on the Banca Intesa Group's financial position or profitability and, so far as Banca Intesa or, as the case may be, IBI is aware, no such litigation, arbitration or administrative proceedings are pending or threatened.

Auditors

The auditors of Banca Intesa are Reconta Ernst & Young S.p.A., who are registered under no. 2 in the special register (*albo speciale*) maintained by CONSOB and set out under Article 161 of Legislative Decree No. 58 of 24th February, 1998 (as amended) and under no. 70945 in the Register of Accountancy Auditors (*Registro dei Revisori Contabili*) in compliance with the provisions of Legislative Decree No. 88 of 27th January, 1992. Reconta Ernst & Young S.p.A. has audited Banca Intesa's financial statements, without qualification, in accordance with generally accepted auditing standards in Italy as at and for the years ended 31st December, 2005 and 2004.

The auditors of IBI are Ernst & Young Chartered Accountants, who are members of the ICA (the Institute of Chartered Accountants in Ireland) and who have audited IBI's financial statements, without qualification, in accordance with generally accepted auditing standards in Italy as at and for the years ended 31st December, 2005 and 2004.

No significant change

Save as disclosed in this Prospectus, since the last day of the financial period in respect of which the most recent consolidated audited financial statements of Banca Intesa and IBI have been prepared, there has been no material adverse change in the financial position or situation or the prospects of Banca Intesa or, as the case may be, IBI and, since the last day of the financial period in respect of which the most recent consolidated interim financial statements have been published, there has been no significant change in the financial position of the Banca Intesa Group.

Trend information

Save as disclosed in "Recent Events" on pages 123-124, neither Banca Intesa nor IBI is aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Issuers' prospects for the current financial year.

Material contracts

Save as disclosed in this Prospectus, neither Banca Intesa nor IBI nor any of Banca Intesa's subsidiaries has entered into any contracts in the last two years outside the ordinary course of business that have been or may reasonably be expected to be material to the Issuers' ability to meet their obligations to Noteholders.

Documents available for inspection

For so long as the Programme remains valid with the Luxembourg Stock Exchange or any Notes shall be outstanding, copies and, where appropriate, English translations of the following documents may be obtained by the public during normal business hours at the specified office of the Principal Paying Agent and the Paying Agents in Luxembourg and Dublin and at the registered offices of the Issuers, namely:

(a) this Prospectus and any future prospectuses, offering circulars, information memoranda and supplements to this Prospectus and any other documents incorporated herein or therein by reference;

(b) a certified copy of the constitutive documents of Banca Intesa and IBI;

(c) the Agency Agreement;

(d) the Trust Deed (incorporating a guarantee by Banca Intesa in respect of payment amounts due in relation to Notes issued by IBI and any further issuer that may be appointed from time to time under the Programme);

(e) the Dealer Agreement;

(f) the Procedures Memorandum;

(g) any Final Terms relating to Notes which are listed on any stock exchange (save that Final Terms relating to Notes which are neither admitted to trading on a regulated market in the European Economic Area or offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive will only be available for inspection by the relevant Noteholders and such holder must produce evidence satisfactory to the Issuer and the Paying Agent as to its holding of Notes and identity); and

(h) any supplemental agreement prepared and published in connection with the Programme.

In addition, copies of this Prospectus and each document incorporated by reference are available on the Luxembourg Stock Exchange's website (*www.bourse.lu*).

Financial statements available

For so long as the Programme remains in effect or any Notes shall be outstanding, copies and, where appropriate, English translations of the following documents may be obtained during normal business hours at the specified office of the Principal Paying Agent, Dexia Banque Internationale à Luxembourg as the Luxembourg Paying Agent, the Irish Paying Agent and at the registered offices of the Issuers and the Guarantor, namely:

(a) the most recently published audited consolidated annual financial statements of Banca Intesa and the most recently published unaudited consolidated interim financial statements of Banca Intesa which are published on a quarterly basis; and

(b) the most recently published audited unconsolidated annual financial statements of IBI and any unaudited unconsolidated interim financial information of IBI which are prepared on a quarterly basis,

in each case, together with the accompanying notes and any auditor's report.

The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors whether or not any such certificate or report or engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on liability (monetary or otherwise) of the Auditors.

Post-issuance information

The Issuers do not intend to provide any post-issuance information in relation to any assets underlying issues of Notes constituting derivative securities.

Clearing systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg (which are the entities in charge of keeping the records). The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear is 1 Boulevard du Roi Albert II, B-1210 Brussels and the address of Clearstream, Luxembourg is 42 Avenue JF Kennedy, L-1855 Luxembourg.

APPENDIX

AUDITED CONSOLIDATED ANNUAL BALANCE SHEETS AND INCOME STATEMENTS OF THE BANCA INTESA GROUP

BALANCE SHEETS

Assets

	31/12/2005	31/12/2004[1]
	(in millions of euro)	
Cash and cash equivalents	1,797	1,785
Financial assets held for trading	51,067	58,207
Financial assets designated at fair value through profit and loss	–	–
Financial assets available for sale	4,379	–
Investments held to maturity	2,810	5,219
Due from banks	27,111	28,856
Loans to customers	169,478	159,765
Hedging derivatives	1,278	–
Fair value change of assets in hedged portfolios (+/–)	–	–
Investments in associates and companies subject to joint control	2,091	5,054
Technical insurance reserves reassured with third parties	–	–
Property and equipment	2,924	2,982
Intangible assets	1,356	913
of which		
– *goodwill*	*869*	*401*
Tax assets	3,096	4,447
a) current	*1,670*	*2,962*
b) deferred	*1,426*	*1,485*
Non-current assets held for sale and discontinued operations	2,869	7
Other assets	3,279	8,900
Total Assets	**273,535**	**276,135**

(1) Comparative figures restated using IFRS, excluding (i) estimated impact of application of IAS 39 (*Financial Investments: Recognition and Measurement*), (ii) presentation of income (loss) after tax from discontinued operations and (iii) changes in the consolidation area.

Liabilities and Shareholders' Equity

	31/12/2005	31/12/2004[1]
	(in millions of euro)	
Due to banks	31,771	34,348
Due to customers	115,270	109,610
Securities issued	72,320	73,365
Financial liabilities held for trading	21,249	23,952
Financial liabilities designated at fair value through profit and loss	–	–
Hedging derivatives	1,410	–
Fair value change of liabilities in hedged portfolios (+/-)	–	–
Tax liabilities	1,091	1,964
a) current	*643*	*1,554*
b) deferred	*448*	*410*
Liabilities associated with non-current assets held for sale and discontinued operations	2,963	–
Other liabilities	7,121	13,834
Employee termination indemnities	1,102	1,089
Allowances for risks and charges	1,732	1,547
a) post employment benefits	*320*	*304*
b) other allowances	*1,412*	*1,243*
Technical reserves	–	–
Valuation reserves	829	459
Reimbursable shares	–	–
Equity instruments	–	–
Reserves	3,745	4,363
Share premium reserve	5,510	5,406
Share capital	3,596	3,561
Treasury shares (-)	–	(10)
Minority interests (+/-)	801	791
Net income (loss)	3,025	1,856
Total Liabilities and Shareholders' Equity	**273,535**	**276,135**

(1) Comparative figures restated using IFRS, excluding (i) estimated impact of application of IAS 39 (*Financial Investments: Recognition and Measurement*), (ii) presentation of income (loss) after tax from discontinued operations and (iii) changes in the consolidation area.

STATEMENTS OF INCOME

	31/12/2005	31/12/2004[1]
	(in millions of euro)	
Interest and similar income	9,787	9,509
Interest and similar expense	(4,675)	(4,584)
Interest margin	**5,112**	**4,925**
Fee and commission income	4,473	4,029
Fee and commission expense	(569)	(586)
Net fee and commission income	**3,904**	**3,443**
Dividend and similar income	701	502
Profits (Losses) on trading	13	387
Fair value adjustments in hedge accounting	32	–
Profits (Losses) on disposal or repurchase of	–	1
a) loans	*(23)*	*1*
b) financial assets available for sale	*23*	–
c) investments held to maturity	*1*	–
d) financial liabilities	*(1)*	–
Profits (Losses) on financial assets and liabilities designated at fair value	–	–
Net interest and other banking income	**9,762**	**9,258**
Net losses / recoveries on impairment	(526)	(1,033)
a) loans	*(545)*	*(959)*
b) financial assets available for sale	*(22)*	–
c) investments held to maturity	*4*	*(36)*
d) other financial activities	*37*	*(38)*
Net income from banking activities	**9,236**	**8,225**
Net insurance premiums	–	–
Other net insurance income (expense)	–	–
Net income from banking and insurance activities	**9,236**	**8,225**
Administrative expenses	(5,409)	(5,371)
a) personnel expenses	*(3,255)*	*(3,233)*
b) other administrative expenses	*(2,154)*	*(2,138)*
Net provisions for risks and charges	(426)	(268)
Net adjustments to / recoveries on property and equipment	(272)	(297)
Net adjustments to / recoveries on intangible assets	(251)	(268)
Other operating expenses (income)	327	348
Operating expenses	**(6,031)**	**(5,856)**
Profits (Losses) on investments in associates and companies subject to joint control	226	154
Valuation differences on property, equipment and intangible assets measured at fair value	–	–
Goodwill impairment	(6)	–
Profits (Losses) on disposal of investments	757	222
Income (Loss) before tax from continuing operations	**4,182**	**2,745**
Taxes on income from continuing operations	(1,082)	(805)
Income (Loss) after tax from continuing operations	**3,100**	**1,940**
Income (Loss) after tax from discontinued operations	32	–
Net income (loss)	**3,132**	**1,940**
Minority interests	(107)	(84)
Parent company's net income (loss)	**3,025**	**1,856**

(1) Comparative figures restated using IFRS, excluding (i) estimated impact of application of IAS 39 (*Financial Investments: Recognition and Measurement*), (ii) presentation of income (loss) after tax from discontinued operations and (iii) changes in the consolidation area.

REGISTERED OFFICE OF BANCA INTESA

Banca Intesa S.p.A.
Piazza P. Ferrari, 10
20121 Milan
Italy

REGISTERED OFFICE OF IBI

Intesa Bank Ireland p.l.c.
AIB International Centre,
IFSC
Dublin 1
Ireland

DEALERS

Banca Caboto S.p.A.
Piazzetta G., Dell' Amore, 3
20121 Milan
Italy

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
United Kingdom

Banca Intesa S.p.A.
Piazza P. Ferrari, 10
20121 Milan
Italy

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

CALYON
9, quai du Président Paul Doumer
92920 Paris La Défense Cedex
France

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Commerzbank Aktiengesellschaft
60 Gracechurch Street
London EC3V 0HR
United Kingdom

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Dexia Banque Internationale à Luxembourg, société anonyme, acting under the name of Dexia Capital Markets
69 Route d'Esch
L-2953 Luxembourg

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Lehman Brothers International (Europe)
25 Bank Street
London E14 5LE
United Kingdom

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
Unitd Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
5th Floor
100 Wood Street
London EC2V 7EX
United Kingdom

PRINCIPAL PAYING AGENT

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

PAYING AND TRANSFER AGENT

Dexia Banque Internationale à Luxembourg, société anonyme
69 Route d'Esch
L-2953 Luxembourg

IRISH PAYING AGENT

AIB International Financial Services Limited
AIB International Centre
IFSC
Dublin 1
Ireland

ITALIAN PAYING AGENT

Banca Intesa S.p.A.
Piazza P. Ferrari, 10
20121 Milan
Italy

NEW YORK REGISTRAR, NEW YORK PAYING AGENT, FOREIGN EXCHANGE AGENT AND TRANSFER AGENT

Deutsche Bank Trust Company Americas
Four Albany Street
New York NY 10006
USA

PRINCIPAL REGISTRAR, TRANSFER AGENT AND EXCHANGE AGENT

Deutsche Bank Luxembourg S.A.
2, boulevard Konrad Adenauer
L-1115 Luxembourg

LEGAL ADVISERS TO THE ISSUERS AND THE GUARANTOR

as to English Law
Allen & Overy LLP
One New Change
London EC4M 9QQ
United Kingdom

as to Italian Law
Banca Intesa S.p.A.
Internal Legal Department
Via Verdi, 8
20121 Milan
Italy

as to Irish Law
McCann FitzGerald
Riverside One
Sir John Rogerson's Quay
Dublin 2
Ireland

LEGAL ADVISERS TO THE ARRANGERS, DEALERS AND THE TRUSTEE

as to English Law and Italian Law
Clifford Chance Studio Legale Associato
Piazzetta M. Bossi, 3
20121 Milan
Italy

File No. 82-35020

AUDITORS TO THE ISSUERS AND THE GUARANTOR

Reconta Ernst & Young S.p.A.
Via Della Chiusa, 2
20123 Milan
Italy

Ernst & Young
Ernst & Young Building
Harcourt Centre
Harcourt Street
Dublin 2
Ireland

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg, société anonyme
69 Route d'Esch
L-2953 Luxembourg

printed by **eprintfinancial.com**
tel: + 44 (0) 20 7613 1800 document number 3542

File No. 82-35020



Banca Intesa

ANNUAL REPORT 2005

This is an English translation of the Italian original "Bilanci 2005" and has been prepared solely for the convenience of the reader.
The version in Italian takes precedence and will be made àvailable to interested readers upon request to Banca Intesa S.p.A.
Corporate image and marketing communications Via Monte di Pietà, 8 - 20121 Milano, Italy
Fax +39 02 879.62898/63638.

File No. 82-35020

Ordinary Shareholders' Meeting of 19th-20th April 2006

Report and consolidated financial statements of Gruppo Intesa 2005

Report and Parent Company's financial statements 2005

Banca Intesa S.p.A.
Registration number on the Milano Company Register and Fiscal Code 00799960158 Share capital 3,596,249,720.96 euro fully paid-in Member of the National Interbank Deposit Guarantee Fund and of the National Guarantee Fund, included in the National Register of Banks No. 5361 and Parent Company of "Gruppo Intesa", included in the National Register of Banking Groups.

Contents

Board of Directors, General Management, Board of Statutory Auditors and Independent Auditors

Board of Directors

Chairman	*	Giovanni BAZOLI
Deputy Chairmen	*	Giampio BRACCHI
		René CARRON
Managing Director and Chief Executive Officer	*	Corrado PASSERA
Directors		Giovanni ANCARANI
		Francesco ARCUCCI
		Benito BENEDINI
		Antoine BERNHEIM
		Jean Frédéric DE LEUSSE
		Gilles DE MARGERIE
		Alfonso DESIATA
	*	Ariberto FASSATI
	*	Giancarlo FORESTIERI
		Paolo FUMAGALLI
		Giangiacomo NARDOZZI
		Georges PAUGET (as of 24/01/2006)
		Eugenio PAVARANI
		Giovanni PERISSINOTTO
		Mariano RIESTRA
		Ugo RUFFOLO
		Eric STRUTZ
		Gino TROMBI

* Members of the Executive Committee

General Management

General Manager	Corrado PASSERA

Board of Statutory Auditors

Chairman	Gianluca PONZELLINI
Auditors	Rosalba CASIRAGHI
	Paolo Andrea COLOMBO
	Franco DALLA SEGA
	Livio TORIO

Independent Auditors	RECONTA ERNST & YOUNG

Chairman's Letter

Distinguished Shareholders.

At the end of a year which certain events have made crucial and at the beginning of another, 2006, which already appears to be just as important for the development of the Italian banking system, I want to repeat certain thoughts which I expressed in my speech at the last Meeting of the Shareholders of the Bank of Italy, regarding the role of banks in the economic and social system in Italy and in the wider context of the European Union. Thoughts which, many mon ths on, still seem extremely actual.

The banking industry must face a new and difficult challenge: competition between banks from the EU Countries in a free market system.
In the last few years, in view of this challenge, Italian banks have undergone prof ound transformations and, are now capable of competing on even terms with international players, in the full respect of market rules.
Further aggregations, which are favoured by many to increase critical mass and therefore competitiveness, must be motivated and justified by precise industrial projects that ensure value for shareholders and advantages for customers. Shareholders must agree with the strategies while customers will decree the success of the transactions.

In today's Europe, with 25 memb er Countries, it would be antihistoric to bar the way to the market and free competition for national or local interests. However, it is not possible to consider the attention that banks in every Country pay to the problems of industry and the growth prosp ects of companies in their local territories an anachronistic defence of particular interests.
Furthermore, we must bear in mind that only today the Italian industrial system is showing signs of recovery – this, at least, is our perception and hope – from a recessive phase which was among the most severe in the last decades during which banks provided companies, with an unfailing attention and in certain cases in a decisive manner, the necessary economic support.

Gruppo Intesa is aware of the great meaning of the new consolidation phase for the Italian banking industry. And it is ready to play the rôle it is assigned in consideration of its national presence and its heritage, its business potential and its shareholders.

The financial statements which we submit to Your approval are the first prepared using the new international accounting principles. As is generally known these were issued by the International Accounting Standards Board, and were endorsed by the European Commission and by the Italian Legislator and are applied as of 2005 by all companies listed in the markets of the European Union for the purpose of making information provided by companies to the market uniform, comparable and of better quality thus safeguarding investors and favouring market development. The process under way aimed at harmonising regulations – in addition to IAS there is also the new Basel agreement for the determination of capital requirements for banks, which will come into effects as of next year – is a necessary precondition for the market to continue to expand and interrelation between the various players to become increasingly frequent and intense.

Also 2005, as the previous year, presents absolutely positive results. Net income reached, also thanks to extraordinary components, 3,025 million euro, with a 64% growth rate with respect to the previous period.
This enables to propose to the Shareholders' Meeting a significant increase in dividends, In line with the objectives of the 2005 – 2007 Business Plan, approved by the Board last July.

Giovanni Bazoli

Milano, 28th March 2006

Gruppo Intesa - Financial highlights and financial ratios (*)

	2005	2004 including IAS 39 (**)	Changes amount	%
Statement of income (in millions of euro)				
Net interest income	5,285	4,979	306	6.1
Net fee and commission income	3,904	3,473	431	12.4
Profits (Losses) on trading	675	656	19	2.9
Operating income	10,029	9,257	772	8.3
Operating costs	-5,516	-5,507	9	0.2
Operating margin	4,513	3,750	763	20.3
Net adjustments to loans	-715	-806	-91	-11.3
Net income	3,025	1,841	1,184	64.3
Balance sheet (in millions of euro)				
Loans to customers	169,478	159,369	10,109	6.3
Financial assets / liabilities held for trading	29,818	27,777	2,041	7.3
Financial assets available for sale	4,379	4,883	-504	-10.3
Investments	9,181	8,288	893	10.8
Total assets	273,535	274,600	-1,065	-0.4
Direct customer deposits	187,590	180,521	7,069	3.9
Indirect customer deposits	287,800	271,516	16,284	6.0
of which assets under management	59,045	51,014	8,031	15.7
Net interbank position	-4,660	-5,655	-995	-17.6
Shareholders' equity	16,705	13,969	2,736	19.6
Operating structure				
Number of employees	60,778	60,476	302	
- Italy	42,062	42,682	-620	
- Abroad	18,716	17,794	922	
Number of branches	3,970	3,929	41	
- Italy	3,106	3,121	-15	
- Abroad	864	808	56	

(*) Figures from the reclassified statement of income and reclassified balance sheet as described in the report on operations.

(**) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations, related liabilities and income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

	2005	2004 including IAS 39 [*]
Balance sheet ratios (%)		
Loans to customers / Total assets	62.0	58.0
Investments [a] / Total assets	3.4	3.0
Direct customer deposits / Total assets	68.6	65.7
Assets under management / Indirect customer deposits	20.5	18.8
Statement of income ratios (%)		
Net interest income / Operating income	52.7	53.8
Net fee and commission income / Operating income	38.9	37.5
Operating costs / Operating income	55.0	59.5
Net income / Average total assets (ROA)	1.1	0.7
Net income / Average shareholders' equity (ROE) [b]	22.3	15.8
Adjusted net income / Adjusted average shareholders' equity (adjusted ROE) [c]	24.8	16.9
Income (Loss) before tax from continuing operations / Risk-weighted assets [d]	2.2	1.5
Economic Value Added (E.V.A.) [e] (in millions of euro)	1,752	681
Risk ratios (%)		
Net doubtful loans / Loans to customers	0.7	0.6
Cumulated adjustments on doubtful loans / Gross doubtful loans to customers	69.3	70.7
Capital at Risk (C.a.R.) [f] - average for the year (in millions of euro)	25.6	18.4
Capital at Risk (C.a.R.) [f] - year-end (in millions of euro)	36.6	16.5
Capital ratios (%) [g]		
Tier 1 capital [h] net of preference shares / Risk-weighted assets (Core Tier 1)	7.10	6.69
Tier 1 capital [h] / Risk-weighted assets	7.94	7.64
Total capital [i] / Risk-weighted assets	10.34	11.02
Risk-weighted assets (in millions of euro)	190,038	182,042
Basic earnings per share (basic EPS) [l] - euro	0.470	0.292
Diluted earnings per share (diluted EPS) [m] - euro	0.469	0.290

[*] Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations, related liabilities and income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

[a] Investments include investments held to maturity, investments in associates and companies subject to joint control, property, equipment and intangible assets.

[b] Ratio between net income and weighted average of share capital, share premium reserve, reserves and valuation reserves.

[c] Ratio between net income inclusive of the change in the period in valuation reserves on assets available for sale and weighted average of share capital, share premium reserve, reserves and valuation reserves (excluding the aforementioned change in valuation reserves on assets available for sale).

[d] Total risk-weighted assets based on the relevant credit or market risk. The latter have not been restated to consider the change in the consolidation area.

[e] The indicator represents the economic value generated in the year in favour of shareholders, since it is the portion of net income which remains after having remunerated shareholders' equity via the cost of capital. The latter represents the opportunity cost and is determined using the Capital Asset Pricing Model.

[f] The indicator probabilistically measures, in terms of average or period-end figures, market risks of the trading portfolio defined as the sum of Value at Risk (VaR) in time-series simulation, delta-gamma-vega VaR (DGV) and correlated and non-correlated simulations on illiquid parameters, using a 99% confidence level and 1 working-day holding period.

[g] Figures for 2004 have not been restated to consider the change in the consolidation area.

[h] Paid-in share capital, share premium reserve and reserves and retained earnings minus treasury shares, goodwill, intangible assets and after the application of so-called "prudential filters" set out by supervisory regulations.

[i] Tier 1 capital plus eligible subordinated liabilities, valuation reserves, with the application of so-called "prudential filters", net of equity investments as set out by supervisory regulations.

[l] Net income attributable to holders of ordinary shares compared to the weighted average number of ordinary shares outstanding.

[m] The dilutive effect is connected to the issue of ordinary shares following the potential exercise of all the stock options set out in the relevant assignment plan.

Gruppo Intesa - Financial highlights and financial ratios by business area(*)

	Retail Division		Italian Subsidiary Banks Division		International Subsidiary Banks Division		Corporate Division	
	2005	2004 including IAS 39 (**)	2005	2004 including IAS 39 (**)	2005	2004 including IAS 39 (**)	2005	2004 including IAS 39 (**)
Statement of income (in millions of euro)								
Operating income	5,358	4,951	1,520	1,415	1,156	984	1,903	1,798
Operating costs	-2,956	-2,981	-765	-739	-657	-595	-798	-820
Operating margin	2,402	1,970	755	676	499	389	1,105	978
Balance sheet (in millions of euro)								
Loans to customers	81,160	75,917	25,472	22,997	11,837	9,534	46,896	43,898
Direct customer deposits	76,577	82,289	26,222	24,614	13,149	11,794	37,187	31,833
Risk-weighted assets	79,451	76,870	26,355	24,302	16,330	13,525	52,454	50,414
Allocated capital	4,919	4,738	1,581	1,458	983	813	3,147	3,025
Statement of income ratios (%)								
Operating costs / Operating income	55.2	60.2	50.3	52.2	56.8	60.5	41.9	45.6
Income (Loss) before tax from continuing operations / Allocated capital	39.5	35.1	34.4	35.5	35.3	30.8	34.6	24.3
Income (Loss) before tax from continuing operations / Risk-weighted assets	2.4	2.2	2.1	2.1	2.1	1.9	2.1	1.5
Economic Value Added (E.V.A.) (in millions of euro)	832	659	166	160	163	100	484	241

(*) Figures from the reclassified statement of income and reclassified balance sheet as described in the report on operations.

(**) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations, related liabilities and income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Gruppo Intesa in 2005 and the Business Plan Executive summary

Gruppo Intesa in 2005

The positive results achieved in 2005 met the targets of the 2003 – 2005 Business Plan enabling Banca Intesa to maintain the commitments made with shareholders and the market, with customers and collaborators.

The Group's profitability significantly increased, with a consolidated net income exceeding 3 billion euro, up by 64% compared to 2004 restated using IAS/IFRS. Unit dividend proposed for ordinary shares is 22 cents, more than double that of the previous year.

Thanks to increased profitability, improved credit quality and the significant reduction in the risk profile of assets, regulatory capital is at far higher levels than those required by regulations in force.

The results achieved by our Group in the last three years, despite the unfavourable economic context, enable to confirm the profitability targets which the new Business Plan, presented last summer, set for the 2005 – 2007 three-year period.

The 2005 consolidated statement of income recorded operating income amounting to 10,029 million euro, up by 8.3% compared to 9,257 million euro of 2004.

Net interest income amounted to 5,285 million euro, up by 6.1% compared to 4,979 million euro of 2004; net fee and commission income equalled 3,904 million euro, with a 12.4% increase, compared to 3,473 million euro of 2004, driven by placement of insurance products (almost doubled, from 221 million euro to 411 million euro), dealing and placement of securities (from 233 million euro to 470 million euro) and by fees on credit and debit cards (+7.5%), whereas commissions on portfolio management decreased (-5.5%, from 805 million euro to 761 million euro).

Profits on trading amounted to 675 million euro, up by 2.9% with respect to the 656 million euro of 2004.

Operating costs equalled 5,516 million euro, basically in line with the figure for 2004. The increase of personnel expenses, up by approximately 1% following the registration of 63 million euro of charges related to the stock granting plan which entails the assignment, for free, of shares to all employees, was offset by a decrease, also close to 1%, of administrative expenses, following a rise in growth-related expenses and a decline in other structure costs.

Consequently, operating margin amounted to 4,513 million euro, up by 20.3% compared to 3,750 million euro of 2004. The cost/income ratio recorded a significant improvement, from over 59% to 55%.

Net provisions and adjustments (provisions for risks and charges, adjustments to loans and adjustments to other assets) amounted to 1,159 million euro, down by 1.7% with respect to 1,179 million euro of 2004, despite the prudential strengthening of Allowances for risks and charges. Profits (Losses) on investments held to maturity and on other investments recorded a positive balance of 834 million euro – with respect to 217 million euro of 2004 – mostly due to the profit of 682 million euro related to the strategic agreement with Crédit Agricole for asset management activities.

Income before tax from continuing operations equalled 4,182 million euro, up by 50% compared to 2,788 million euro of 2004.

After the registration of taxes for 1,082 million euro, consolidated net income amounted to 3,025 million euro, with a 64.3% increase with respect to the previous year. The Parent Company's net income amounted to 1,564 million euro, compared to 1,234 million euro of the previous year.

EVA® (Economic Value Added), which basically measures value creation resulting from the difference between return on and cost of capital employed, more than doubled and reached 1,752 million euro with respect to 681 million euro of 2004.

As regards consolidated balance sheet aggregates as at 31st December 2005, loans to customers amounted to 169 billion euro, up by 6.3% with respect to as at 31st December 2004 restated using IAS/IFRS and excluding figures related to the sale of doubtful loans.
Customer deposits under administration equalled 475 billion euro, with a 5.1% increase compared to as at 31st December 2004 restated on a consistent basis. Direct deposits amounted to 187 billion euro, up by 3.9% with respect to as at 31st December 2004 and indirect deposits reached 288 billion euro, with a 6% increase compared to as at 31st December 2004. It must also be noted that the agreement with Crédit Agricole for asset management activities led Gruppo Intesa's indirect customer deposits to decline by approximately 20 billion euro, as a result of the deconsolidation of the portion of Nextra's assets under management collected by networks which do not belong to the Group.
Assets under management – which after the closing of the aforementioned agreement no longer includes mutual funds – reached 59 billion euro, with a 15.7% growth rate with respect to as at 31st December 2004 attributable to both individual portfolio management schemes (+12.8%) and bancassurance (in 2005 the Group placed life insurance policies amounting to approximately 8.3 billion euro).
As concerns capital ratios as at 31st December 2005, the Core Tier 1 ratio equalled 7.1% (with respect to 6.7% as at 31st December 2004), the Tier 1 ratio 7.9% (with respect to 7.6%) and the total capital ratio 10.3% (with respect to 11%).

The application of IAS/IFRS and the new structure of financial statements

As of 1st January 2005 companies with securities listed in the markets of the European Union must prepare their consolidated financial statements according to IAS/IFRS. Banca Intesa decided to adopt such principles already starting from the Consolidated report as at 31st March 2005.
The application of the new standards led to important modifications in the representation of transactions, in the valuation of assets and liabilities and in the very structure of the financial statements.
In consideration of the importance of the effects on Gruppo Intesa's financial statements of the changes in accounting principles and in compliance with provisions on the transition to IAS/IFRS, a specific chapter of this Annual report briefly illustrates the new principles and the effects of IAS/IFRS first-time adoption on consolidated financial statements.

The rules which discipline the first-time adoption of IAS/IFRS require the preparation, with the same principles, of at least one comparison period. However, the delay with which IAS 39 – which is by far the most significant for the banking industry – was endorsed led the European legislator to exclude that comparative figures for 2004 need comply with IAS 39. Therefore, figures for 2004 are not comparable with reference to the valuation of financial instruments. However, to permit a comparison as consistent as possible, the effects on figures as at 1st January 2004 and for 2004 of the application of IAS 39 from 1st January of that year have been estimated.

The 2005 – 2007 Business Plan

2005 was the year in which Banca Intesa, having reached all the targets indicated in the previous Plan, set itself the ambitious goal of competing with the best Euro Zone banks, by using synergically the three main drivers identified in the second Business Plan: sustainable growth; strict cost discipline; risk management and capital allocation.
This new Business Plan sets ambitious but credible targets, which are characterised by the key focus on the strategic value of sustainability, intended as the precondition for long-term soundness. The Plan foresees strong, but sustainable, value creation which is based on elements such as the trust of customers, the motivation of collaborators and the valorisation of the role of the Bank in society, in which it feels an important and responsible component.
The positive trend recorded by revenues in 2005 (+8.3% compared to a target of 7.4% average annual growth rate for the three years set out in the Plan) testifies sustainable growth via an attentive policy aimed at valorising resources and a massive investment plan in innovation.

In the new Business Plan, the Retail Division strengthened and focused the contents and the objectives of its corporate mission, which revolves around three main elements: i) guaranteeing individuals an excellent service level via extensive assistance in valuation, selection and purchase of products and services suited to meet their funding and investment needs with transparent terms, ii) supporting the creation and development of new small and medium-sized ventures promoting innovation, entrepreneurial spirit, social and environmental sustainability, and iii) developing local communities.
Following the guidelines set by the new Plan – which leverages on privileged and long-term relationships with households and businesses – operations in 2005 were guided by the constant endeavour to improve customer satisfaction. This target is monitored by the Customer Satisfaction Department, formed last May.
For the retail segment 2005 was characterised by the success of certain products designed to satisfy customer needs: namely, security of their financial flows, new and more flexible funding forms for the purchase of real estate properties, possibility of obtaining substantial loans rapidly, safe investment products to provide for their future. "Non-life" insurance products were favourably accepted by the market, for example Intesa Proteggi Mutuo, the innovative multirisk insurance coverage for mortgage holders and Intesa Rata Sicura which enables holders of floating rate mortgages to hedge interest rate rises. As part of long-term lending, the range of Intesa Soluzioni Casa mortgages was expanded with the introduction of Mutuo 95, which enables to fund up to 95% of the purchase of the first home; again as part of credit products, noteworthy was the commercialisation of PrestIntesa MAXI capable of satisfying higher expenditure needs (up to 75,000 euro in 96 months). Furthermore, the expansion and renovation of the range of asset management services continued (Intesa Garanzia Attiva is the first guaranteed-capital mutual fund in Italy) together with the development of the bancassurance sector.
With reference to the SMEs market, activities continued with the objective of strengthening the Group's leadership position in this segment. Efforts concentrated on improving customer satisfaction levels: i) developing, among others, specific customer relationship management tools, and ii) launching high value added products and services, which are the concrete expression of the support that the Bank offers to innovation, competitiveness of companies and the growth of the entire Country. Examples of new products for SMEs are: IntesaNova, a long-term loan without real guarantees to support innovative projects in which the innovative content of the project is assessed by highly qualified experts from Technical Universities and University Research Centres; IntesaBasilea, a diagnosis service to support companies in understanding the new Basel II regulations; Intesa Export, an initiative dedicated to exporting companies, developed in collaboration with SACE, which provides financing for a maximum period of 5 years, with very competitive terms and without requesting any real guarantees from the company, with a 70% guarantee given by SACE. The loans will subsequently be securitised with the related securities also guaranteed by SACE; Intesa Soluzioni, which enables – via the collaboration with qualified outside partners – the identification and implementation of information technology solutions to support day-to-day activities of companies, favouring growth and the recovery of competitiveness of such companies; lastly, Conto Intesa PMI and Conto Intesa PMI Plus, current accounts dedicated to smaller enterprises.

The Corporate Division has the objective, within the new Business Plan, of increasingly support the development and strengthen medium and large companies and financial institutions via a wide and integrated offering, by improving advisory activities and further developing the capacity of perceiving customer needs rapidly.
In line with such objectives, noteworthy were the growth recorded by loans granted to high standing counterparties and the adoption of pricing and risk-based lending policies to increase loans and in particular short-term loans. In the Mid Corporate segment a customer-oriented relaunch strategy commenced based on valorisation of their relation, further improving the wide and integrated offering of commercial and wholesale banking products also via risk-based pricing tools – using a Basel II approach – and via the introduction of specific commercial planning processes, integrated to involve all Group companies (leasing, factoring, medium- and long-term lending, etc.). With reference to capital market and investment banking products, for Large and Mid Corporate segments a commercial action on potential and priority customers was activated also via the redefinition of the commercial process; with regard to this

aspect the integration between structures led to the progressive growth in the number of deals closed in structured finance (in particular syndicated lending, acquisition finance and real estate) and investment banking (approximately 90 deals closed with Mid Corporate customers). Consistently with the principles which inspire the Plan, these results have been achieved keeping in mind that utmost attention must be paid to the peculiarities of products offered to customers and transparency concerning risk aspects. Merchant banking activities were of high strategic importance (approximately 85% of the portfolio may be defined as "strategic") in terms of both economic and balance sheet results, and for the role of partner which the Bank plays either as a result of customer requests or in the cases of corporate "distress". The second Business Plan clearly affirms that Banca Intesa wants to work alongside customers, supporting them not only in growth but also in the solution of critical issues.

For the Italian Subsidiary Banks Division, made up of the subsidiaries which carry out retail banking activities (Cariparma, FriulAdria, Banca di Trento e Bolzano, Cassa di Risparmio di Biella Vercelli and the Saving Banks in Central Italy), the Plan sets the objective of developing the local banks which the Group has decided to maintain autonomous via a significant penetration in reference territories, conserving, always within the Group's strategy, proximity to local institutions and privileged and long-term relationships with households and local entrepreneurs.
In line with this objective, and consistently with the realisations of the other Divisions, the development of new services and products with high value added features and/or with innovative elements continued: IntesaNova, Mutuo 100%, Mutuo Sonni Tranquilli, multirisk insurance coverage for holders of personal loans and mortgages, relaunch of the range of individual portfolio management schemes. Proximity to customers and contact with the local territory have been pursued also via the opening of 14 of the 54 new branches set out by the Plan and the improvement of the service level in traditional and direct channels, realised via the application of the new branch lay-out, the installation of new ATMs, the implementation of websites with new functionalities. The role of employees was also valorised via merit-oriented incentive systems, the definition of new training programmes, the optimisation of support tools and the development of the sense of belonging.
For the purpose of further improving external growth in reference territories, in March Banca Intesa, Banche Popolari Unite (BPU), Banca Popolare di Ancona (BPA, BPU group) and BPA's five minority shareholders signed an agreement for the sale of 99.9% of the share capital of Cassa di Risparmio di Fano held by BPA, for 30% to Intesa Casse del Centro (transaction closed last July) and for 69.9% to a vehicle company, with call/put options. With this transaction, Intesa Casse del Centro significantly strengthens its presence in the Marche territory and the overall presence of Gruppo Intesa in the region in terms of branches' market share reached approximately 10%.

The strategy of the International Subsidiary Banks Division is oriented mainly at achieving leadership positions in Central-Eastern European Countries, considered the Group's second "domestic" market. Furthermore, the new Business Plan emphasises responsibility in the Countries in which Banca Intesa operates, as concerns the contribution to the economic development of the region. Consistently with respect to these indications, during 2005 Central-European International Bank (CIB) opened 20 of the 42 new branches set out in the Plan, and the agreement with the retailer Tesco brought the bank's presence in all the new outlets opened by the retailer in 2005. As concerns the range of distributed products, particularly noteworthy was the strategic agreement with Generali to facilitate access to insurance products. Also Privredna Banka Zagreb (PBZ) expanded its territorial presence with the opening of 8 of the 20 new branches programmed, and continued to pursue the development of the retail segment via the launch of new products (insurance policies in cooperation with Generali, credit cards, internet banking with additional services such as the possibility of underwriting funds on line, and so on). Particular attention was paid to factoring, a market in which the Croatian bank was always present as one of the main players; in this area operating structures and information technology supports were further strengthened, and a specific advertising campaign was launched. In the Slovakian market the main actions taken by Vse obecna Uverova Banka (VUB) referred to: i) the launch of new retail products/services (mortgages, consumer lending, etc.), ii) the roll out of the new branch lay-out, iii) the consolidation of the private banking offering, and iv) the expansion of the offering to Small and medium-sized enterprises.

For corporate customers the bank introduced Local Relationship Managers, specialists dedicated to this customer segment.

As part of the strategy aimed at consolidating the Group's presence in Central-Eastern Europe through external growth, noteworthy were i) the acquisition occurred in August of Delta Banka (subsequently redenominated Banca Intesa Beograd), the second largest bank in Serbia and Montenegro in terms of total assets, ii) the closing of the acquisition of Small Business Credit Bank (KMB), bank active especially in lending and leasing for small enterprises in the Russian Federation, and iii) the acquisition of an approximately 35% stake in UPI Banka in Bosnia and Herzegovina with the subsequent launch, occurred in the first days of January 2006, of the takeover bid for control which was successfully completed on 20th February. Banca Intesa, with a total investment of approximately 37 million euro, acquired 45.93% of UPI Banka's share capital and brought controlling interest to 80.96%.

Again as part of the strategic decisions referred to the Group's presence outside Italy, as set forth in the strategic objectives of the 2003-2005 Business Plan, Banca Intesa's disengagement from Latin America was completed. In December, Banca Intesa signed a share purchase agreement for the sale of its Peruvian subsidiary Banco Wiese Sudameris (BWS) to Scotiabank, a leading Canadian bank currently operating in thirty countries in Central and South America. The agreement provides that Banca Intesa transfers control of BWS to Scotiabank for a consideration consisting of a minority stake of 19.95% in the entity resulting from the subsequent merger of the operations of BWS and Banco Sudamericano, where Scotiabank is currently a 35% shareholder. The agreement further provides for a put/call option on Banca Intesa's stake in the combined entity, beginning from the sixth year immediately following the closing occurred in March 2006, after the approval of regulatory authorities.

Lastly, in February 2006 Banca Intesa signed the share purchase agreement for the acquisition of control of Ukrainian bank, Ukrsotsbank, with an 85.4% stake. Following the completion of a pending share capital increase Banca Intesa will acquire additional shares and increase its equity stake to 88.1%. The closing of the transaction, which will occur in two phases, is forecasted before the end of September. The overall investment is estimated at approximately 975 million euro. As at 31st December 2004 Ukrsotsbank was the fourth largest Ukrainian bank, with total assets of 1.8 billion euro, direct customer deposits of 1.4 billion euro and loans to customers of 1.2 billion euro.

The 2005-2007 Business Plan confirms the need to constantly assess the compatibility of activities carried out with the effective capacity of conducting them in the most effective and efficient way.

From this viewpoint two strategic partnership decisions are contained in the Business Plan and were already defined in the first months of 2005. The first entailed the strengthening of the offering of managed funds for our customers, achieved by placing Nextra Investment Management (Nextra) – the Group's "SGR", asset management company, which had to that point remained totally at the service of Gruppo Intesa – at the centre of a project aimed at forming one of the largest European asset management players, making the strategic agreement with Crédit Agricole for asset management activities operational. Crédit Agricole Asset Management (CAAM), a subsidiary of Crédit Agricole, acquired 65% of Nextra, company which, as mentioned above, was previously wholly owned by Gruppo Intesa. The latter maintains a 35% stake in the company and under the agreement, in March 2006 acquired 35% of Crédit Agricole Asset Management SGR, the Italian subsidiary of CAAM. The new entity will market its products and services through Gruppo Intesa's network of over 3,000 branches in Italy, based on a 12-year distribution agreement providing close ties between the producer and the distributor, coupled with a 12-year governance agreement. Group banks, however, to satisfy customer diversification needs may place third party products with an open architecture approach. This important operation in addition to significantly improving quality of the offering and service to customers, also has beneficial effects on Gruppo Intesa's distribution structure in managed funds, and also valorises the potential of Nextra as product factory, creating new uses for the Italian assets and know-how outside the domestic market.

The second strategic decision referred to the exit from the doubtful loan recovery business for the purpose of further and structurally reducing operating costs related to loan recovery and exploit the particularly high demand for doubtful loans. The outsourcing project completed last December falls in this logic and enabled Gruppo Intesa to sell without recourse approximately 9 billion euro of gross doubtful loans to a company set up by Fortress and Merrill Lynch. At the

same time, Intesa Gestione Crediti (IGC), controlled by Banca Intesa, closed the sale to Fortress and Merrill Lynch of 81% of Castello Gestione Crediti, the company which had previously received the contribution of the loan servicing business of IGC dedicated to the management of doubtful loans. Gruppo Intesa retained a 19% shareholding in the capital of Castello Gestione Crediti.

The sale of this substantial stock of non-performing loans had the further important consequence of aligning Gruppo Intesa to the best international benchmarks in terms of doubtful loans/loans to customers ratio.

Sustainable growth is based, among other aspects, on enhancement of human resources. The 2005-2007 Plan foresees an on-going training programme, and a total of over 320,000 man-days of training were delivered in 2005 of the 800,000 man-days programmed in the 2005-2007 period in addition to the 590,000 man-days already delivered in 2003 and 2004. This represents an important investment in our people: training is the instrument which enables each collaborator to carry out his/her task with the competence and professionalism necessary to deliver our customers a continuously-improving service. The new Business Plan, aside these important training projects, also sets out other important elements aimed at motivating all collaborators: first of all the constant application of merit, the respect paid to everyone and the accountability of each person, dialogue and the most widespread participation to corporate life and to results achieved. An example of this approach is the approval, that occurred in December, of a stock granting plan which entails the assignment, for free, of shares to employees in service as at 1st June 2006, for a per capita countervalue of 2,000 euro. Similarly, other Group companies will assign Banca Intesa shares, for free, to their employees.

From the standpoint of the new Plan, the soundness, and therefore the sustainability, of growth is strongly linked to innovation. There is a specific investment plan in innovation and investments amounting to approximately 700 million euro were made in 2005 of the almost 2 billion euro set out in the Plan.

Such investments are aimed at improving customer service quality, with reference to both the sales channel (via for example the development of innovative channels) and the type of services offered (via for example the corporate banking platform for SMEs and Small Businesses).

Strict operating cost discipline, already commenced under the previous plan, continues to be an objective in the current Business Plan. In fact, the pursuit of growth in a competitive market requires a balanced and competitive cost structure. As at 31st December 2005 the Group's cost/income ratio equalled 55%, basically in line with the 50% target for 2007; in particular growth-related expenses increased by approximately 70 million euro corresponding to approximately 30% of the total set out in the Business Plan, offset by cost savings due to increased efficiency of back office and central structures and reduction of costs of management of real estate assets and procurement.

Optimise risk management and capital allocation is the other very important lever of the new Plan to ensure constant value creation. In the last few years, Banca Intesa greatly strengthened the management of all risk categories. The Group's greater capital strength is also confirmed by the upgrading by Standard & Poor's, occurred in October, which increased the rating from A to A+ for long-term debt, and furthermore in December the international agency Fitch increased the individual rating to B (from B/C) and improved outlook for rating assigned to Banca Intesa on medium- and long-term debt (A+), in line with the AA objective set for 2007. Capital ratios remain at absolutely stable levels with the Tier 1 ratio at 7.9% and the Core Tier 1 ratio – that is, the ratio between Tier 1 capital net of preference shares and total risk-weighted assets – which equalled 7.1%. As regards credit risk, it must be noted that the continuous attention paid to loan portfolio quality enabled to achieve the practical stability in the net doubtful loans/loans to customers ratio at 0.7%, in line with the 0.9% target for 2007. Again as concerns this aspect it must be noted that the focus on responsibility and sustainability, typical of this new Plan, cannot but enrich the risk assessment process, to include in this process the valuation of social and environmental impact of lending activities and the connected risks. With regard to market risks, the strengthening of the internal risk management platforms and the effective control at desk level permitted the management of capital absorbed at a level of approximately 1.4 billion euro, compatible with the target set out in the Plan.


CORRADO PASSERA
Retail Division
Italian Subsidiary Banks Division
International Subsidiary Banks Division
anca Caboto
été Européenne
le Banque
Luxembourg)
Mediofactoring
Intesa Private Banking
Intesa Previdenza
Setefi
Sirefid
Intesa Mediocredito
Banca CIS
Intesa Leasing
CAAM SGR(2)
Intesa Vita(2)
Agos(2)
CR Parma
FriulAdria
Intesa Casse del Centro
Banca
di Trento e Bolzano
Biverbanca
CR Ascoli Piceno
CR Città di Castello
CR Fano
CR Foligno
CR Rieti
CR Spoleto
CR Terni e Narni
Banca Intesa Beograd
(Serbia and Montenegro)
Central-European
International Bank
(Hungary)
KMB Bank
(Russian Federation)
Privredna Banka Zagreb
(Croatia)
UPI Banka(2)
(Bosnia and Herzegovina)
Vseobecna Uverova
Banka
(Slovakia)

Gruppo Intesa
Report on operations and consolidated financial statements

IAS/IFRS first-time adoption

Introduction

Following the evolution and increasing globalisation of financial markets, the European Commission decided to start a convergence process aimed at making the accounting principles and policies adopted by entities in the preparation of financial statements and financial reporting consistent.

EU regulation

For this purpose, in 2002 the Commission issued a Regulation (1606/02 of 19th July 2002) for the implementation of uniform accounting policies from 2005. EU listed companies are now required to apply IAS/IFRS in the preparation of their consolidated financial statements. This process is aimed at making listed companies' financial information comparable and of a high quality, to enhance competition, favour market expansion and improve investor protection.
IAS/IFRS are issued by the International Accounting Standards Board® (IASB), an independent body set up to develop high-quality accounting standards in the public interest. The aforementioned EU Regulation 1606/02 sets forth that such standards are endorsed by the European Commission and published in the Official Journal of the European Union.
The endorsement process of the new standards has been completed at the end of 2004 with the ratification of IAS 39 which introduces far-reaching innovations in the accounting treatment of financial instruments compared to the accounting principles previously adopted by most European Countries. Its endorsement required considerable effort from EU and national bodies to reach common conclusions. Certain provisions of IAS 39 are still under discussion and have therefore been carved out at the time of endorsement.
The list of IAS/IFRS endorsed by the European Commission before 31st December 2005 and adopted by Gruppo Intesa is included in the attachments.

Italian regulation

The Italian Government approved Legislative Decree 38 of 28th February 2005 introducing the new international financial reporting standards. In line with the powers received from the Parliament, the Decree broadens the scope of application of IAS/IFRS, already required by Community regulations for consolidated financial statements of listed companies, to the separate financial statements (as an option in 2005, mandatory from 2006) of listed companies, banks and other financial institutions subject to supervisory requirements and the consolidated financial statements of banks and other financial institutions subject to supervisory requirements and unlisted insurance companies. Furthermore, all entities required to prepare consolidated financial statements, entities controlled by the latter, by listed companies, banks and other financial institutions subject to supervisory requirements may opt to adopt IFRS.
In addition, a number of statutory and tax provisions had been harmonised in order for entities to be able to apply the new standards in their separate financial statements. Therefore, the Decree included statutory provisions regulating the distribution of dividends and reserves and tax provisions under which the methods for the calculation of the taxable profit, based on criteria of derivation from the statement of income, remain unchanged, thus protecting, as far as possible, the principle of neutrality of taxes with respect to any changes in accounting principles.
These provisions, as a whole, enable entities to use uniform accounting policies for both their consolidated and separate financial statements, which is essential for an understanding of the underlying information.
With respect to financial reporting of banks and financial institutions subject to supervisory requirements, the Decree confirmed the powers already granted to the Bank of Italy with Legislative Decree 87/92, for issues relating to the structure of the financial statements and content of the Notes to the consolidated financial statements.

The Bank of Italy therefore issued Circular 262 of 22nd December 2005 which disciplines detailed requirements of bank financial statements drawn up in compliance with international accounting principles.

In consideration of the significant articulation of information required by the Circular, the Central bank provided for certain transitory norms which permit intermediaries to omit some details contained in the new provisions in the 2005 financial statements.

With another normative intervention, which comes into force from regulatory reporting referred to figures as at 31st December 2005, provisions on consolidated shareholders' equity for supervisory purposes and on consolidated capital requirements have been harmonised with the new accounting principles.

During 2006 also Parent Company regulatory reporting will be harmonised. Before such definitions are disclosed, the Bank of Italy asked banks to continue publishing shareholders' equity for supervisory purposes and capital requirements on the basis of previous national accounting standards or alternatively, for banks which have decided to adopt IAS/IFRS also for separate financial statements, on the basis of IAS/IFRS figures net of first-time adoption effects and considering certain adjustments.

However, for the sake of consistency, in this Report it was decided to calculate the Parent Company's shareholders' equity for supervisory purposes and capital requirements in the same way as the consolidated figures, based on balance sheet figures and net income determined via the application of IAS/IFRS, and in compliance with the aforementioned instructions referred to consolidated figures, where applicable.

Main changes introduced by IAS/IFRS

The transition from local accounting principles, applied to financial statements up to 2004, to IAS/IFRS has an impact on i) criteria for the recognition of transactions, ii) classification of the main financial statement captions, and iii) measurement criteria for assets and liabilities.
The main new features are described below, especially those that have an impact on the presentation of Gruppo Intesa results.

New classification and recognition criteria

IAS/IFRS introduced a number of important changes to the recognition criteria of assets and liabilities, mainly arising from the general principle of economic substance over legal form. IAS/IFRS allow the recognition or derecognition of an item only when the risks and rewards incidental to ownership of the assets being purchased or sold have been actually transferred. Consequently, if the transaction does not meet the requirement for derecognition, the related assets continue to be recorded in the seller's financial statements, even when title thereto has been transferred.
The effect of the new treatment is particularly significant when applied to finance lease transactions, for which the use of the so-called "financial method" is required. Under such method, the lessor should recognise a receivable while the lessee should recognise the leased asset and related payable. The effect is also significant when the new treatment is applied to securitisation and factoring transactions, for which special attention should be paid to ascertain whether the risks incidental to the assets have been substantially transferred.
Further changes relate to the initial recognition of financial instruments.
Financial assets and liabilities should normally be initially recognised at their fair value adjusted by any transaction costs or revenues, which are therefore capitalised and attributed to profit and loss over the term of the transaction, using the effective interest rate (the so-called "amortised cost"). Any difference between the market value and the consideration paid/received in a transaction should be recognised in the statement of income upon initial recognition.
With reference to combined financial instruments, i.e., those comprising a host contract and an embedded derivative, IAS/IFRS require that the latter be recognised separately from the host contract, if the contract as a whole is not measured at fair value or when the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.
Changes in the recognition criteria also affect certain types of intangible assets and provisions to the allowances for risks and charges. With reference to the former, under IAS/IFRS, expenses incurred for research, advertising, training, restructuring and internally generated trademarks and other rights do not qualify for recognition as intangible assets. As concerns the allowances for risks and charges, provisions can be made only when it is probable that an outflow of resources will be required to settle an existing obligation and a reliable estimate of the amount of the obligation can be made. Such estimate should also consider presumed payment times.
Recognition of so-called "share-based payments" (usually when an entity's employees or directors are granted options to subscribe the entity's shares as consideration for their services) has changed dramatically under IAS/IFRS. The accounting policies previously applied by the Group did not require that any expense be recognised in the statement of income but rather that an increase in share capital be recognised when options were exercised. IAS/IFRS require that granted options be carried at fair value and that an equivalent amount be recognised in the statement of income as labour cost.
With respect to the classification of assets and liabilities, changes relating to financial instruments are particularly important. IAS/IFRS require loans, payables, securities and derivatives be accounted for on the basis of the purposes for which an entity holds them rather than their nature. The classification of financial instruments should be established upon initial recognition

and can be subsequently modified only under restricted conditions. IAS 39 identifies four categories of financial instruments: financial assets and liabilities designated at fair value through profit and loss (basically, assets and liabilities held for trading purposes, and those assets and liabilities that when certain conditions are met the entity decides to measure at fair value); financial assets available for sale; investments held to maturity; loans and non-traded financial liabilities. The classification of financial instruments is relevant also for the purposes of their valuation, since the first two categories are to be measured at fair value while the other two at cost or amortised cost.

Another significant classification change[1] relates to equity investments. Previous accounting policies allowed an entity to classify any investment in equities as an equity investment. IAS/IFRS permit such classification only for investments in subsidiaries, associates or jointly controlled entities. All other equities should be classified as financial assets designated at fair value through profit and loss or financial assets available for sale.

New measurement criteria

The main changes in measurement criteria relate to financial instruments, property and equipment, intangible assets and post-employment benefits.

As mentioned above, financial instruments are to be measured at fair value, in case of instruments held for trading or available for sale, and at cost or amortised cost, in case of investments held to maturity or loans and payables. Any profits or losses arising from the measurement of trading instruments must be recognised in the statement of income while those relating to assets available for sale are recognised in equity until they are realised.

Since non-hedging financial instruments were already measured at fair value under previous accounting policies, the main change introduced by IAS/IFRS relates to the application of fair value measurement to instruments that are not listed in a regulated market, the fair value of which is determined using internal measurement models that incorporate observable market parameters.

IAS/IFRS require financial instruments other than those classified as financial assets and liabilities designated at fair value through profit and loss to be systematically assessed for impairment (i.e. that the book value of the asset is not fully recoverable). Such assessment must be carried out either individually or collectively (on groups of assets with similar risks). Contrary to previous accounting policies, determination of impairment losses should consider the estimated recovery times as well as the estimated recoverable amounts.

An issue related to financial instrument measurement is the accounting treatment of derivatives hedging financial risks and the related hedged items. Under IAS/IFRS, there are the following three different types of hedging relationship: i) fair value hedges of financial assets and liabilities, where changes in the fair value of both the hedged item and hedging derivative are recognised through profit and loss, and ii) cash flow hedges and hedges of net investments in foreign operations, where changes in the fair value of the hedging derivative are recognised in equity (while the hedged item is carried at cost or amortised cost). This criterion derives from the requirement to measure all derivatives (including hedging derivatives) at fair value. On the contrary, under previous accounting policies, hedging derivatives were carried at cost, in line with the criterion applied to hedged items.

As regards property and equipment and intangible assets, changes relate to the option given to the reporting entity to recognise such items at fair value, as an alternative to the purchase cost, (with changes in fair value recognised in equity, except for those relating to real estate investments, which should be recognised through profit and loss) and the substitution of regular amortisation for intangible assets with indefinite useful lives (as, for instance, goodwill) by the performance of "impairment tests", i.e., an entity shall assess whether the assets have been impaired. IAS/IFRS require property and equipment carried at cost be depreciated on the basis of their useful lives, or separately over the useful lives of the individual components forming them, if different.

Under IAS/IFRS, pension plans, and all post-employment benefits in general, are classified into the following two categories: defined contribution plans, where only contributions due by the entity are recognised, and defined benefit plans, where the allowance should include an actuarially-determined estimate of the amount that the entity will pay upon completion of employment.

First-time adoption of international accounting standards

Since a considerable number of entities are involved in the transition to IAS/IFRS, IASB issued a special standard, named IFRS 1, which regulates first-time adoption in a consistent and coordinated fashion. Such standard requires:

- the preparation of a IAS/IFRS-compliant opening balance sheet at transition date;
- the application of IAS/IFRS in the preparation of the first set of IAS/IFRS -compliant financial statements, also for all comparative figures presented (with a number of exc eptions, which are mandatory, and exemptions which are optional, expressly provided for by IFRS 1);
- the preparation of disclosures on the impact of IAS/IFRS adoption.

Therefore, IAS/IFRS should be applied retrospectively with reference to the transition da te, that is, 1st January 2004, and at least one set of comparative financial statements for 2004 is required, drawn up according to IAS/IFRS in force as of 1st January 2005. IFRS 1 provides an optional exception: backdated application is not required with reference to IAS 32 and IAS 39 on financial instruments and IFRS 4 on insurance contracts. As already explained these standards were approved by IASB and endorsed by the European Commission only in 2004 and therefore their application from 1st January 2004 is not mandatory. Entities opting to avail of this exemption must convert their accounting balances covered by those standards as of 1st January 2005 and therefore figures for 2004 may not be comparable.

The opening balance sheet as at 1st January 2004, a nd as at 1st January 2005 for financial instruments and insurance contracts, should be prepared in accordance with IAS/IFRS, by:

- recognising all assets and liabilities whose recognition is required by IAS/IFRS (thus including those not required by local accounting principles);
- erecognising all assets and liabilities which were recognised under local accounting principles but do not qualify for recognition under IAS/IFRS;
- reclassifying all recognised assets and liabilities in line with the new requirement s;
- measuring assets and liabilities in accordance with IAS/IFRS.

The effects of IAS/IFRS adjustments to accounting balances should be recognised directly in shareholders' equity upon first-time adoption.

New provisions for consolidated supervision

As already mentioned above, with Letter 1157011 of 1st December 2005 the Bank of Italy issued the general principles which set forth the new discipline on consolidated shareholders' equity for supervisory purposes and capital ratios. Such principles will be inc luded in Circular 155/91 relative to "Instructions on the preparation of reporting on shareholders' equity for supervisory purposes and capital ratios".

New provisions consider so-called "prudential filters" indicated by the Basel Committee in determining the criteria which National supervisors must observe in the harmonisation of new supervisory rules with new financial statements criteria. Such filters, which have the purpose of safeguarding the quality of shareholders' equity for supervisory purposes and reducing the potential volatility induced by the application of the new principles, lead to certain corrections of accounting figures, before their use for supervisory purposes. The new provisions, as concerns to the most significant aspects for Gruppo In tesa, set out that:

- for financial assets held for trading, both unrealised profits and losses are fully recorded;
- for financial assets available for sale, unrealised profits and losses may be offset: the balance, if negative, reduces Tier 1 capital, if pos itive it contributes for 50% to Tier 2 capital. Furthermore, any unrealised profits and losses on loans classified among assets available for sale are excluded;
- for hedges, unrealised profits and losses on cash flow hedges, recorded in a specific reserve, are sterilised whereas there is no prudential filter on fair value hedges;
- investments in insurance companies are deducted from shareholders' equity for supervisory purposes;
- the stake in the capital of the Bank of Italy is deducted from shareholders' equi ty for supervisory purposes on a straight-line basis over a period of five years.

Such provisions, for the aspects already known at the beginning of fiscal year 2005, have been applied by Gruppo Intesa upon IAS/IFRS first-time adoption for the restatement of shareholders' equity for supervisory purposes and capital requirements as at 31st December 2004. The main aspects disclosed with the issue of the aforementioned letter and therefore not applied in the restatement of capital ratios as at 31st December 2004 refer to the deduction from shareholders' equity for supervisory purposes of equity investments in insurance companies and in the capital of the Bank of Italy.

First-time adoption of IAS/IFRS by Gruppo Intesa

Upon first-time adoption, the Group was required to choose how to classify financial instruments, whether to adopt certain allowed alternative treatments and whether to apply any of the optional exemptions from retrospective application set out in IFRS 1.

Moreover, Gruppo Intesa decided to use the faculty provided for by IFRS 1 and applied IAS 32 and IAS 39 to financial instruments from 1st January 2005. Accordingly, figures as at 31st December 2004 are not comparable as concerns the measurement of financial instruments. However, in order to make the comparison as consistent as possible, the Group has estimated, on the basis of available data, the effects of the application of IAS 39 from 1st January 2004 on figures as at 1st January 2004 and for the year ended as at 31st December 2004.

Gruppo Intesa reclassified its financial instruments (comprising securities, loans, payables, derivatives and equity investments) in accordance with the classification criteria required by IAS/IFRS under a specific provision of IFRS 1. Such provision allows an entity to use those categories upon first-time adoption, waiving the general rule that provides for using such classification exclusively when the financial instrument is acquired.

Gruppo Intesa decided not to adopt the so-called "fair value option", that is it did not avail itself of the possibility of measuring at fair value through profit and loss, financial assets and liabilities other than those for which IAS 39 requires the application of fair value measurement considering their specific functional destination.

Securities have been mainly classified as financial assets held for trading. With reference to the management of the investment portfolio (now "Investments held to maturity"), the Parent Company and Group Companies revised the relevant standard resolutions leading to a reduction in this portfolio. Certain unlisted securities subscribed for the purpose of providing financing to the issuer have been classified as loans to customers. Those securities that do not qualify for recognition in one of the above categories have been classified as "Financial assets available for sale".

Loans to customers and due from banks have maintained their classification, both when generated by Group companies and when acquired from third parties. Repurchase agreements, trade receivables and finance lease receivables are still classified as loans (for the latter the Group already used the so-called financial method for the consolidated financial statements). On the other hand, with respect to receivables arising from factoring transactions, since IAS/IFRS do not specifically regulate such transactions, especially those where receivables are factored under risk-mitigation clauses (which is a typical contractual characteristic in the Italian market), the Group maintained the recognition of the related financing only to the extent of the amount advanced on the portfolio factored with recourse (which, contrary to previous accounting policies, is now not accounted for since it is recognised by the transferor). Receivables acquired without recourse have been recognised after having verified that no contractual provisions exist such as to make them not eligible for recognition.

Funding from customers and banks have been classified as in the past, as "Due to banks", "Due to customers" and "Securities issued".

Derivatives have been classified, according to their purpose, as trading or hedging derivatives. Trading derivatives have been classified as "Financial assets/liabilities held for trading", respectively based on their positive or negative value. Hedging derivatives, if designated as "effective" hedges, have been recognised as "Hedging derivatives" under assets, if fair value is positive, and under liabilities, if fair value is negative. In the case of "non-effective" hedges, or for hedging relationships that do not qualify for hedge accounting under IAS/IFRS, derivatives have been classified as held for trading.

Equity investments have been broken down in investments in subsidiaries, associates and jointly controlled entities while all other equity investments have been classified as "Financial assets available for sale", except when, in limited cases, the Group was negotiating their disposal and the equities have been classified as "Financial assets held for trading". The stake in the Bank of

Italy, even though it does not fall among subsidiaries subject to significant influence, remained in investments in associates and companies subject to joint control and maintained at cost.

In accordance with IAS/IFRS and their interpretations, especially SIC 12, the consolidation area has been revised to include certain subsidiaries for which full consolidation is required. Such subsidiaries were previously excluded from consolidation since they do not carry out banking or financial activities, or, if they do, their total assets are immaterial. In addition to these, two special purpose entities (SPE/SPV), in which the Group has no investment, but which are controlled by the Group under the provisions of SIC 12, are now consolidated.

The Group has opted not to measure real estate assets at fair value, keeping them at purchase cost, net of cumulated depreciation and any impairment losses. However, the carrying amount of land has been separated and the related cumulated depreciation derecognised.

Upon first-time adoption, IFRS 1 provides for a number of optional exemptions. The main exemptions applied by the Group are the following:

- business combinations: under this exemption, an entity can opt not to apply IAS/IFRS retrospectively to business combinations that occurred before the date of first-time adoption. Accordingly, existing goodwill can be recognised at the last carrying amount under previous accounting policies and thus without the application of the "purchase method";
- revalued carrying amount as deemed cost: this exemption permits past revaluations to be considered as an integral part of cost upon first-time adoption. This applies to both property and equipment revalued as permitted by specific laws (Monetary revaluation laws) and equity investments, revalued in accordance with Law 218 of 1990 ("Amato" law) as part of the restructuring and privatisation process of the Italian banking system. Real estate assets are not measured at fair value as an alternative to cost;
- employee benefits: IAS 19 permits the use of the "corridor approach", according to which an entity may opt not to recognise a part of actuarial gains or losses when the change over the previous period is below 10%. Under this exemption, the corridor approach can only be applied prospectively, i.e., only to periods subsequent to first-time adoption and, therefore, all actuarial gains and losses existing on first-time adoption have been recognised;
- derecognised assets/liabilities: an entity can opt not to recognise financial assets and liabilities disposed of and derecognised under previous accounting policies before 1st January 2004 if such derecognition does not comply with IAS 39 requisites. This involves securitisation transactions carried out by the Group.

As concerns the exemption from the application of IFRS 2 (Share-based payments), Banca Intesa could not apply it for its stock option plan connected to the 2003-2005 Business Plan, since the options were assigned after the effective date for the adoption of the new standard. The new standard was therefore applied as of 1st January 2004.

For the full illustration of new accounting standards adopted please refer to Part A – Accounting policies in the Notes to the consolidated financial statements.

Companies subject to full consolidation following the adoption of IAS/IFRS

IAS/IFRS do not foresee the exclusion from the consolidation area of any subsidiaries. Therefore, with the first-time adoption of international accounting principles, subsidiaries which do not carry out financial activities and vehicle companies in which there is control irrespective of voting rights held have been consolidated.
The companies included for the first time in the consolidation area upon first-time adoption of IAS/IFRS are listed below:

Agricola Investimenti S.p.A. - Milano
Atlantis Sociedad Anonima - Buenos Aires
BWS Fondos S.A. Sociedad Administradora de Fondos - Lima
BWS Sociedad Agente de Bolsa S.A. - Lima
BWS Sociedad Titulizadora S.A. - Lima
CIB Insurance Broker Kft. - Budapest
CIB Inventory Management Limited liability Company - Ujlengyel (Hungary)
Conser S.p.A. - Bari
IAIS4 S.p.A. - Cosenza
Intesa Brasil Empreendimentos S.A. - Saõ Paolo
Intesa Renting S.p.A. - Milano
SATA - Sociedade de Assessoria Técnica e Administrativa S.A. - Saõ Paolo
Scala Advisory S.A. - Luxembourg
SEB Trust Limited - St. Helier Jersey
Servicios, Cobranzas e Inversiones S.A.C. - Lima
SHI-MI S.A. - Luxembourg
ZAO International Business Consulting - Moscow
Duomo Funding plc - Dublin
Romulus Funding Corp. - Delaware

Reconciliation tables and illustration notes

The reconciliation of shareholders' equity at the transition dates (1st January 2005 for IAS 39 and 1st January 2004 for all other standards), as well as the reconciliation of net income for the whole of 2004 are set out below.
The reconciliation tables have been drawn up pursuant to provisions set forth by IFRS 1 and recalled, for the purposes of the preparation of the Consolidated reports as at 31st March 2005 and as at 30th September 2005 and the Half-year report, by Consob in its Regulation 14990 of 14th April 2005. These tables have the purpose of reconciliating the values of the last financial statements prepared using provisions of Legislative Decree 87/92 and values restated on the basis of international accounting principles.
Since, as mentioned above, IAS 39 has been applied from 1st January 2005, for comparative purposes the Group has estimated the effects of IAS/IFRS adoption on financial instruments as at 1st January 2004 and net income for the whole of 2004 on the basis of the available information.
The reconciliation of shareholders' equity as at 1st January 2004 (with the exclusion of estimated impact of IAS 39) and as at 1st January 2005, as well as the reconciliation, excluding IAS 39, of net income as at 31st December 2004 have been audited by the Independent Auditors. The Independent Auditors' Report is included at the end of this section.
Based on the analysis of the new standards and their application, the Group identified the impacts on financial statement captions set out in the tables hereafter.
With respect to figures indicated in the 2005 Consolidated and Half-year reports, reconciliation tables for the statement of income and balance sheet ex Legislative Decree 87/92 and those using IAS/IFRS have been reclassified to adapt them to the new forms issued by the Bank of Italy with Circular 262/05. Such reclassifications have no impact on consolidated net income and shareholders' equity which remain the same as those indicated in the previous reports.

Reconciliation of shareholders' equity as per Legislative Decree 87/92 to IAS/IFRS shareholders' equity

(in millions of euro)

	01.01.2004 Impact of IAS/IFRS first-time adoption	01.01.2004 Impact of IAS/IFRS first-time adoption (including IAS 39)	31.12.2004 Impact of IAS/IFRS first-time adoption	01.01.2005 Impact of IAS/IFRS first-time adoption (including IAS 39)
Shareholders' equity (as per Legislative Decree 87/92)	15,093	15,093	15,564	15,564
RESERVES	-872	-3,400	189	-2,372
- Due from banks and loans to customers				
- individual measurement of non-performing loans	-	-1,361	-	-1,328
- collective measurement of performing loans	-	-290	-	-212
- other impacts	-	-106	-	-110
- Financial assets held for trading				
- fair value measurement of trading securities and related derivatives	-	63	-	17
- fair value measurement of derivatives: credit risk adjustment and bid-ask spread	-	-165	-	-179
- fair value measurement of derivatives: separation of embedded derivatives from issued bonds	-	-223	-	-349
- fair value measurement of equity investments classified as held for trading	-	-154	-	-117
- Hedging derivatives				
- fair value hedges: fair value measurement of hedging derivatives and hedged items	-	12	-	6
- hedge accounting adjustments	-	-215	-	-219
- Property, equipment and intangible assets				
- derecognition of depreciation of land	166	166	195	195
- items that do not qualify for recognition as intangible assets	-16	-16	-14	-14
- goodwill impairment	-194	-194	-62	-62
- Allowances				
- collective measurement of guarantees and commitments	-	-75	-	-74
- unrecognised allowances for risks and charges and discounting of provisions	179	183	64	79
- actuarial valuation of employee termination indemnities and allowances for pensions	4	4	12	12
- Other impacts	-1,011	-1,029	-6	-17
VALUATION RESERVES	-	-43	-	83
- Financial assets available for sale				
- fair value measurement of debt securities	-	17	-	44
- fair value measurement of equities	-	6	-	92
- Cash flow hedges				
- cash flow hedges: fair value measurement of derivatives	-	-66	-	-53
Tax	-106	681	-112	687
Minority interests	-9	15	-6	7
Total impacts of IAS/IFRS first-time adoption	-987	-2,747	71	-1,595
IAS/IFRS shareholders' equity	14,106	12,346	15,635	13,969

The table above indicates the impact on shareholders' equity of first-time adoption of IAS/IFRS. The caption "Reserves" includes adjustments which do not entail in the years sub sequent to first-time adoption a reversal to the statement of income. These adjustments in values, if IAS/IFRS had already been adopted previously, would have determined effects, positive or negative, on the statement of income. However, it must be noted t hat many of the adjustments recorded in shareholders' equity have been determined by the registration of time value and therefore may lead to determine positive effects on the statement of income in future years.
"Valuation reserves" record the adjustments which are destined to change over time due to the valuation effects of assets and liabilities registered in the balance sheet and which will be recorded through profit and loss only at the time of realisation.
The table below indicates the impact on net income for 2004 determined by the adoption of the new principles.

Reconciliation of net income as per Legislative Decree 87/92 to IAS/IFRS net income

(in millions of euro)

	31.12.2004 Impact of IAS/IFRS first-time adoption	31.12.2004 Impact of IAS/IFRS first-time adoption (including IAS 39)
Net income (as per Legislative Decree 87/92)	1,884	1,884
Net interest income	-53	185
Net fee and commission income	4	9
Profits (Losses) on trading	1	-234
Other operating income (expenses)	22	22
Operating costs	41	44
Goodwill impairment	130	130
Adjustments and provisions	12	-41
Change in the reserve for general banking risks and other allowances	-163	-163
Taxes and other	-22	5
Total impacts of IAS/IFRS first-time adoption	-28	-43
IAS/IFRS net income	1,856	1,841

Due from banks and loans to customers

Individual measurement of non-performing loans
Under IAS/IFRS, financial assets are to be carried at amortised cost based on the present value of estimated future cash flows. Non-performing loans, i.e. those for which there is objective evidence that an impairment loss has been incurred, should be measured individually, also considering their recovery times. Contrary to accounting policies applied until 2004, this entails measuring the present value of the estimated recoverable amounts.
With respect to doubtful loans, the estimated recoverable amounts have been discounted to consider the estimated recovery times using the average rates existing when the loans became doubtful where the original rates were no longer available. Recovery cash flows of the most significant positions have been distributed over time on an individual basis, and on a statistical basis for the remaining positions.
Substandard loans with repayment plans exceeding the short term or that it is very likely will become doubtful have been discounted at their effective rates (most positions bear floating interest rates).
Time distribution has been defined based on the relevant repayment plans or time-series of average recovery times of loans, real estate enforcement proceedings and bankruptcy proceedings.

The restated 2004 statement of income, set out above, includes in net interest income the positive effect of the reduction of time value on non-performing loans of previous years (+202 million euro), while adjustments include the effect of time value on loans posted in substandard loans or doubtful loans for the first time in that year (-169 million euro).

Collective measurement of performing loans

When there is no evidence of any irregularities, loans should be measured "collectively", by grouping them in accordance with the level of risk and calculating the estimated impairment loss for each category on the basis of historical loss data.

At the time of transition to IAS/IFRS the criteria for the determination of provisions on *performing* loans have been revised identifying the maximum possible synergies (in compliance with the various regulations) with the *approach* provided for by supervisory reporting requirements, namely the "New Capital Accord" commonly known as Basel II. *Specifically*, the risk components to be considered under the new supervisory requirements, i.e., the probability of default (PD) and loss given default (LGD), have been used – where available – also for financial statement purposes. Loans have been grouped using, as a starting point, the combination of these two parameters, since they reflect all the main features which should be considered in grouping loans and calculating adjustments under IAS/IFRS. The one-year period used to measure the probability of default approximates the definition of incurred loss, i.e. a loss based on an event that has occurred but has not yet been considered by an entity when reviewing the level of risk of a specific borrower, provided for by international standards. Adjustments to cover generic risk of performing loans already included the adjustments for the Fiat convertendo loan as at 31st December 2004. As required by IAS/IFRS, upon first-time adoption, the option embedded in the loan that lending banks have granted to Fiat, which entails the commitment to subscribe a reserved capital increase, has been separated. The valuation of the loan has been replaced by the value of the option. Therefore, adjustments relating to this loan have been reclassified in the caption relating to the measurement of derivatives, and collective write-downs of loans have been decreased by the same amount.

The overall impact of first-time adoption on performing loans therefore derives both from the new accounting treatment regarding collective measurement and from the above reclassification.

The new collective measurement criteria determined an overall positive effect on the 2004 restated statement of income (+79 million euro).

Other impacts of loan measurement

Other impacts of loan measurement arise from the discounting of certain specific loans whose rates of return are not in line with market rates and from the write-down of overdue interest. Under IAS/IFRS, revenue can only be recognised when it is probable that the future economic benefits arising from the transaction will flow to the entity. Accordingly, overdue interest is recognised only if its recoverability is certain (on a cash basis).

The other effects of loan measurement on the 2004 restated statement of income are mostly attributable to loans measured using amortised cost (-40 million euro in net interest income).

A comparison of the carrying amount of loans to customers as at 31st December 2004 before and after IAS/IFRS adoption is set out in the following table.

The increase in performing loans following the adoption of IAS/IFRS is attributable to the inclusion in the consolidation area of certain vehicle companies (SPE/SPV) and the reclassification in loans of loans represented by securities.

(in millions of euro)

Loan portfolio quality (*)	31.12.2004 before IAS/IFRS adoption	31.12.2004 after IAS/IFRS adoption	Difference
Doubtful loans	Coverage = 67%	Coverage = 76%	
- gross carrying amount	12,710	12,710	
- adjustments	-8,494	-9,683	1,189
- net carrying amount	4,216	3,027	
Net doubtful loans/Loans to customers	2.7%	1.9%	
Substandard and restructured loans	Coverage = 23%	Coverage = 26%	
- gross carrying amount	5,006	5,006	
- adjustments	-1,144	-1,283	139
- net carrying amount	3,862	3,723	
Performing loans	Coverage = 0,56% (**)	Coverage = 0,69%	
- gross carrying amount	150,713	153,764	
- adjustments	-848 (**)	-1,067	219 (***)
- net carrying amount	149,865	152,697	

(*) Figures do not consider the disposal of part of the doubtful loan portfolio illustrated at the beginning of this report.

(**) To enable a consistent comparison with the figure calculated on IAS/IFRS first-time adoption, the figure does not include the adjustment for the Fiat convertendo loan (245 million euro).

(***) The figure does not include the write-back of generic adjustments relating to banking counterparties amounting to 7 million euro.

Financial assets held for trading

Fair value measurement of trading securities and related derivatives
Securities classified as financial assets held for trading must be measured at fair value. Contrary to previous accounting policies, this treatment applies also to unlisted securities, leading to the recognition of gains.
The Group has therefore measured the fair value of unlisted securities included in the above categories using market prices made available by information providers or internal measurement models. Likewise, the fair value of the derivatives managed together with these securities has been recognised. Furthermore, for securities already recorded at fair value, compliance with the valuation with respect to IAS/IFRS was also verified.
The new measurement criteria determined a negative impact on the 2004 restated statement of income (-46 million euro), recorded in profits (losses) on financial transactions.

Fair value measurement of derivatives held for trading
IAS/IFRS require that derivatives be measured at fair value. The fair value should be calculated by considering all significant risk components and other observable market data, when using internal measurement models.
Therefore, contrary to previous accounting policies, when recalculating the fair value of derivatives under IAS/IFRS, the Group considered counterparty credit risk determined using the risk adjustment, based on the rating of counterparties, and the bid-ask spread for net open positions.
Fair value of such contracts also includes the valuation (-103 million euro) of options correlated to equity investments recorded, in application of IAS/IFRS, in financial assets available for sale also recorded at fair value.
The new measurement criteria of derivatives held for trading determined a negative impact on the 2004 restated statement of income of 15 million euro, recorded in profits (losses) on financial transactions.

Fair value measurement of derivatives: separation of embedded derivatives from issued bonds
Under IAS/IFRS, derivatives should be recognised separately even when embedded in host financial instruments (so-called combined financial instruments) if the latter are not measured at fair value.
In this case, IAS/IFRS allow an entity to recognise revenues when these products are initially recognised only to the extent that they can be determined as the difference between the sale

price of the financial instrument and its fair value measured using parameters of the same market as that on which the instrument has been sold. In the case of structured bonds, the only parameter available from the placement market must be derived from the retail market (since the Group mainly places these products on this market) and relates to the financial instrument as a whole, rather than its individual components. It would be necess ary to make reference to the wholesale market to obtain a parameter to be used in the measurement of the sole embedded component. Therefore, under IAS/IFRS, profits on these products must be allocated over their residual life through the adjustment of the related amortised cost. The different accounting treatment has an impact only on revenues' recognition times and does not affect the overall profitability of such products.
Upon first-time adoption, the residual profits (at transition date) previously rec ognised have been therefore taken to shareholders' equity, following the recognition at fair value of the hedged item, which considers the cost of funding on the basis of IAS/IFRS.
The 2004 restated statement of income reflects the reversal of up -front revenues received on structured bonds issued (-199 million euro in profits (losses) on financial transactions), which on application of the new principles contributed to the formation of income using the pro rata temporis approach (+74 million euro in 2004 recorded in net interest income).

Measurement of equity investments classified as held for trading
IAS/IFRS require that unconsolidated equity investments be measured at fair value. Therefore, the Group has determined the fair value of certain equity invest ments classified as assets held for trading, since destined for sale, using methodologies that are normally used in standard market practice (stock exchange quotations, similar transactions, financial ratios and equity, financial and performance measurement models). The equity investments in Banco ABN Amro Real, Bayerische Hypo- und Vereinsbank and Commerzbank have been classified in this category. These last two investments have been sold at the beginning of 2005; the equity investment in Banco ABN Amro-Real was partly sold in the year and the remaining part will be disposed of following the exercise of a put option.
The measurement of such equity investments on the 2004 restated statement of income determined a positive effect (+37 million euro) recorded in profits (losses) on financial transactions.

Hedging derivatives

The application of fair value in the valuation of derivatives also refers to contracts stipulated for hedging financial risks. This leads – in the case of hedging of the variation in the m arket value of another financial instrument (fair value hedge) – to the need of extending, for the purposes of a consistent valuation method, the same valuation criteria to the hedged item. This principle of consistency may only be maintained in presence o f effective hedges, that is hedges in which the changes in fair value offset, within precise thresholds, opposite changes in the value of the hedged item. Instead, in the case of cash flow hedges, IAS 39 requires the valuation at fair value (with recognition of the effect in a reserve in shareholders' equity) of the sole hedging derivative. Furthermore, derivative contracts stipulated between Group companies may no longer be accounted for in consolidated financial statements.
These new rules have led to revise the accounting and valuation criteria of hedges. Hedges have been divided in fair value hedges of specific captions and cash flow hedges of specific captions or portfolios of liabilities. In certain cases it has been necessary to close the contracts in advance, subsequently stipulating new hedges compliant with the requisites of IAS 39.

Fair value hedges: fair value measurement of hedging derivatives and hedged items
For the reasons set out above, upon IAS/IFRS first -time adoption, hedged balance sheet items in a fair value hedge and the related hedging derivatives have been measured at fair value. These items were previously recognised at cost.
The change in fair value which occurred in 2004 generated a negative effect on the 2004 restated statement of income (-5 million euro).

Hedge accounting adjustments (IAS 39)
The Group has revised hedging transactions following the new and stricter rules for hedge accounting. Some of the transactions that did not qualify for hedge accounting under IAS/IFRS

have been reclassified to the trading portfolio, some have been closed in advance (during 2004) and some have been replaced with other contracts that qualify for hedge accounting.
More specifically, previous hedging transactions within Group companies, which, under previous accounting policies, were not eliminated for consolidation purposes, have been closed in advance. Upon first-time adoption, the effects of such early terminations, which were distributed over the original life of the contracts under previous accounting policies, have been recognised in shareholders' equity (to the extent of the deferral as at 31st December 2004). In this way, the Group obtained the same accounting treatment that would have been applied if such intragroup contracts had been derecognised in accordance with IAS 39 upon transition to IAS/IFRS.
Certain derivatives with third parties, which qualified for hedge accounting under previous accounting policies, have been reclassified as held for trading since they did not meet IAS 39 requirements for hedge accounting.

Property and equipment and intangible assets

Derecognition of depreciation of land
Under IAS/IFRS, property and equipment should be depreciated over their useful lives or over the useful lives of the individual components forming them, if different. This means that the carrying amount of a building should be accounted for separately from the carrying amount of the land on which the building stands, based on the assumption that land is not a depreciable asset. Therefore, previous depreciation charged to land is to be derecognised.
Accordingly, for those buildings where the Group owns both the building and the land on which it stands, the Group has accounted for the building and the land separately and has derecognised the portion of accumulated depreciation attributable to such land.
The carrying amount of land has been calculated on the basis of specific expert opinion.
The 2004 restated statement of income benefits from the fact that land is no longer depreciated (+28 million euro).

Items that do not qualify for recognition as intangible assets
Under IAS/IFRS, an item qualifies for recognition as intangible assets only if it is probable that it will generate future economic benefits and its cost can be measured reliably.
In accordance with the above principle, the Group has derecognised those items that do not qualify for recognition as intangible assets, mainly start-up costs.

Goodwill impairment
IAS/IFRS do not permit amortisation of assets with indefinite useful lives, including goodwill. Therefore, an entity should test such intangibles for impairment at least annually by comparing carrying amount with recoverable amount ("impairment test"). As a result, goodwill recorded in accordance with previous accounting policies has been restated under IAS/IFRS, on the basis of its estimated recoverable amount, calculated using the future cash flows expected from the assets which originally determined its recognition.
The reversal of amortisation of goodwill determined a positive effect on the 2004 restated statement of income (+130 million euro).

Allowances

Collective measurement of guarantees and commitments
The accounting treatment adopted for the measurement of loans to customers and on-balance sheet due from banks described above has also been applied to guarantees given. The impact of IAS/IFRS first-time adoption is attributable to the measurement of guarantees and commitments to performing customers.

Unrecognised allowances for risks and charges and discounting of provisions
Under IAS/IFRS, allowances can be recognised when it is probable that an outflow of resources will be required to settle an existing obligation and a reliable estimate of the amount of the

obligation can be made. Therefore, the Group has derecognised allowances previously accounted for which are no longer allowed under international standards.
In addition, where the effect of the time value of money is material, IAS/IFRS require the amount of an allowance be equal to the present value of the expenditures expected to be necessary to settle the obligation. Allowances for which the time value of money is material have been adjusted to take their present value into account.
The 2004 restated statement of income benefited from the lower net present value of provisions required (26 million euro), while net interest income was affected by the related time value (-17 million euro).
The allowances which have been derecognised include the reserve for general banking risks. This derecognition generated a negative effect (-163 million euro) on the 2004 restated statement of income following the reversal of the uses made in that year.

Actuarial valuation of employee termination indemnities and allowances for pensions
IAS/IFRS require defined benefit pension plans be measured on the basis of the actuarially-determined amount that an entity will pay to employees upon termination of the labour agreement.
The Group has verified the valuations of the defined benefit plans recognised in accordance with previous accounting policies and has adjusted provisions if such valuations did not comply with IAS/IFRS requirements.
Italian employee termination indemnities is accounted for as a defined benefit plan, and therefore on the basis of actuarial valuations, rather than as prescribed by relevant talian legislation.
The new measurement criteria determined a positive effect of 7 million euro on the 2004 restated statement of income.

Other impacts

Other residual impacts of first-time adoption are mainly related to the effects of IAS/IFRS on investments carried at equity, as well as to the derecognition of treasury shares which, pursuant to international principles, have been deducted from shareholders' equity since it is no longer possible to record them among assets. The value of the treasury shares amounted to 1,017 million euro as at 1st January 2004 and decreased to 10 million euro as at 31st December 2004 mostly as a result of the free assignment to Shareholders carried out by the Parent Company at the time of distribution of the dividend for 2003.

Financial assets available for sale

Under IAS/IFRS, financial instruments classified as financial assets available for sale should be measured at fair value. Any gains or losses arising from fair value measurement should be recognised in equity until they are realised.

Fair value measurement of debt securities
Upon first-time adoption of the aforementioned principles, certain debt securities not held for trading which do not qualify for recognition as investments held to maturity or loans have been classified as "Financial assets available for sale". The impact of first-time adoption is due to the measurement of unlisted securities at fair value, rather than at the lower of cost and market value as required by previous accounting policies.

Fair value measurement of equities
Again upon first-time adoption, equity investments acquired by the Group with the intention of establishing or maintaining a long-term operating relationship with the investee, which are not investments in subsidiaries or associates or jointly controlled entities, and those relating to private equity transactions have been classified as "Financial assets available for sale". These equity investments, which were carried at cost under previous accounting policies, have been measured at fair value using methodologies which are standard market practice (stock exchange quotations, similar transactions, financial ratios and equity, financial and performance measurement models).

Cash flow hedges

Cash flow hedges: fair value measurement of derivatives
In the case of cash flow hedges, the Group has determined the fair value of the hedging derivatives, which were previously carried at cost in compliance with Italian accounting principles.

Share-based payments

IAS/IFRS differ from Italian accounting principles and require that the current value of share-based payments (including the so-called stock options), equal to the fair value of the options, be recognised in the statement of income when the options are granted to employees or directors over the vesting period, with a balancing entry in equity. The provisions of IFRS 2 should be applied to all plans granted after 7th November 2002. The stock option plan currently in force as of 1st January 2005 was approved by the Extraordinary Shareholders' Meeting on 17th December 2002 with reference to the years from 2003 to 2005. The Group has determined the fair value of the options granted and for the amount attributable to 2003 it set up a special available reserve to service the plan, while the portion attributable to 2004 was recorded in the statement of income redetermined using IAS/IFRS (-8 million euro registered in personnel expenses), without generating a variation in shareholders' equity.

Tax

IAS/IFRS impact on shareholders' equity has been calculated net of the related tax impact, determined in accordance with relevant legislation (including Legislative Decree 38/2005). In particular:

- the IRES tax has been calculated using a 33% rate;
- allocations to equity have been considered as extraordinary items for IRAP purposes and therefore, generally speaking, irrelevant for this tax, except when they are matched to income or expenses which are relevant for the purpose of taxes relating to previous or subsequent years; the tax rate applied in this case is 4.25% (plus any regionally-required additional tax);
- with respect to subsidiaries abroad, the taxes applicable in the individual Countries have been considered.

No deferred tax liabilities are recorded for reserves which are subject to a suspended tax regime since the size of the available reserves which have already been taxed leads to believe that the Bank will not undertake any transactions which may lead to tax the untaxed reserves.
The overall tax impact on the 2004 restated statement of income was positive (17 million euro).

Summary

In conclusion, IAS/IFRS adjustments applied to equity upon first-time adoption have led to an overall reduction in equity as at 1st January 2005 from 15,564 million euro to 13,969 million euro (-1,595 million euro resulting from gross decreases for a total of 2,282 million euro and a tax effect of 687 million euro). Therefore, the Group has included a specific negative balance item in shareholders' equity, the "IAS/IFRS first-time adoption reserve" of -1,680 million euro and valuation reserves of 85 million euro, both net of the tax effect. The decrease in the carrying amount of shareholders' equity and the consequent reduction in shareholders' equity for supervisory purposes, together with the other first-time adoption impacts have had the following negative effects on capital requirements:

- Core Tier 1 ratio decreased from 7.59% to 6.69%;
- Tier 1 ratio from 8.53% to 7.64%;
- Total capital ratio from 11.60% to 11.02%.

The table below sets out the changes in consolidated shareholders' equity as at 1st January 2005 following IAS/IFRS first-time adoption.

01.01.2005

(in millions of euro)

	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
SHAREHOLDERS' EQUITY AS AT 31.12.2003 [*]	3,076	485	5,404	3,457	85	-	-	356	-1	-	1,017	1,314	15,093
CHANGES IN INITIAL BALANCES (Transition to IAS/IFRS - Except IAS 39)	-	-	-	-35	-	-	-	-	65	-	-1,017	-	-987
BALANCES AS AT 01.01.2004	3,076	485	5,404	3,422	85	-	-	356	64	-	-	1,314	14,106
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR													
Reserves				879								-879	-
Dividends and other allocations				-2								-335	-337
CHANGES IN THE PERIOD													
Changes in reserves			2	-29				1	38				12
Operations on shareholders' equity													
Issue of new shares													
Purchase of treasury shares											-10		-10
Extraordinary dividends													
Changes in equity instruments													-
Derivatives on treasury shares													
Stock options				8									8
2004 net income (loss)												1,856	1,856
RESTATED SHAREHOLDERS' EQUITY AS AT 31.12.2004 [1]	3,076	485	5,406	4,378	85	-	-	357	102	-	-10	1,856	15,635
CHANGES IN INITIAL BALANCES (Transition to IAS/IFRS - IAS 39)	-	-	-	-1,751	-	117	-32	-	-	-	-	-	-1,666
BALANCES AS AT 01.01.2005	3,076	485	5,406	2,527	85	117	-32	357	102	-	-10	1,856	13,969

[*] Determined using Italian accounting principles (Legislative Decree 87/92).

[1] Except for IAS 39.

Reconciliation of net income as per Legislative Decree 87/92 to IAS/IFRS net income as at 31st December 2004

(in millions of euro)

	31.12.2004 (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	Impact of IAS/IFRS first-time adoption (IAS 39) (C)	31.12.2004 IAS/IFRS (except IAS 39) (D=A+B)	31.12.2004 IAS/IFRS (E=A+B+C)
Net interest income	4,962	-53	238	4,909	5,147
Dividends and income from investments carried at equity	220	-	-	220	220
Interest margin	5,182	-53	238	5,129	5,367
Net commissions	3,447	4	5	3,451	3,456
Profits (Losses) on financial transactions	737	1	-235	738	503
Other operating income, net	360	22	-	382	382
Net interest and other banking income	9,726	-26	8	9,700	9,708
Administrative costs	-5,247	15	3	-5,232	-5,229
of which - Payroll	-3,147	29	-	-3,118	-3,118
- Other	-2,100	-14	3	-2,114	-2,111
Adjustments to fixed assets and intangibles	-583	26	-	-557	-557
Operating costs	-5,830	41	3	-5,789	-5,786
Operating margin	3,896	15	11	3,911	3,922
Adjustments to goodwill arising on consolidation and on application of the equity method	-130	130	-	-	-
Provisions for risks and charges	-167	17	11	-150	-139
Net adjustments to loans and provisions for possible loan losses	-887	-5	-58	-892	-950
Net adjustments to financial fixed assets	-19	-	-6	-19	-25
Income from operating activities	2,693	157	-42	2,850	2,808
Extraordinary income (loss)	-61	-34	-	-95	-95
Income taxes for the period	-805	-10	27	-815	-788
Change in the reserve for general banking risks and other reserves	163	-163	-	-	-
Minority interests	-106	22	-	-84	-84
Net income for the period	1,884	-28	-15	1,856	1,841

Restatement of the statement of income as per Legislative Decree 87/92 to IAS/IFRS statement of income (except IAS 39) as at 31st December 2004

(in millions of euro)

IAS/IFRS / Legislative Decree 87/92	Statement of income as Legislative Decree 87/92	Interest margin	Net fee and comm. income	Dividend and similar income	Profits (Losses) on trading	Profits (Losses) on disposal of assets / liabilities	Net losses / recoveries on impairment of other financial activities	Admin. expenses	Net provisions for risks and charges	Net adjustments to / recoveries on property, equipment and intangible assets	Other operating expenses (income)	Profits (Losses) on investments in associates and companies subject to joint control	Profits (Losses) on disposal of investments	Taxes on income from continuing operations	Minority interests	Net income (loss)
Interest income and similar revenues	9,470	9,470														
Interest expense and similar charges	-4,535	-4,535														
Dividends and other revenues	502			502												
Commission income	4,031		4,031													
Commission expense	-584		-584													
Profits (Losses) on financial transactions	313				313											
Gross returns (losses) on investment of the allowances for pensions and similar commitments	6							6								
Administrative costs																
- payroll	-3,147							-3,147								
- other	-2,100							-2,100								
Allocation (Use) of net returns (losses) on investment of the allowances for pensions and similar commitments	-6							-6								
Adjustments to fixed assets and intangibles	-213									-213						
Provisions for risks and charges	-172								-172							
Adjustments to loans and provisions for guarantees and commitments	-1,700															
Write-back of adjustments to loans and provisions for guarantees and commitments	711															
Total adjustments to / write back of	-989						-989									
Provisions for possible loan losses	-1						-1									
Adjustments to financial fixed assets	-43															
Write-back of financial fixed assets	24															
Total adjustments to / write back of financial fixed assets	-19				7		-35						9			
Other operating income	519															
Extraordinary income	763															
Other operating expenses	-133															
Extraordinary charges	-716															
Total operating income / expenses	433	-10	-8		67	1	-2	-103	-84	-7	354	12	213	10		
Income from investments carried at equity	143											143				
Use of allowance for risks and charges arising on consolidation	68								68							
Change in the reserve for general banking risks	95								95							
Income taxes	-805													-805		
Minority interests	-106														-106	
Net income for the period	1,884															1,884
Impact of IAS/IFRS first-time adoption			4				-6	-21	-165	155	-6	-1		-10	22	-28
TOTAL		4,925	3,443	502	387	1	-1,033	-5,371	-268	-565	348	154	222	-805	-84	1,856

The table above illustrates the reconciliation of the 2004 statement of income restated with the application of IAS/IFRS (except IAS 39) and the new form of the statement of income contained in the financial statements in the present Annual report.

Restatement of the reclassified statement of income as per Legislative Decree 87/92 to IAS/IFRS statement of income (including IAS 39) as at 31st December 2004

(in millions of euro)

Legislative Decree 87/92 \ IAS/IFRS	Net interest income	Dividends and profits on investments carried at equity	Net fee and commission income	Profits (Losses) on trading	Other operating income (expenses)	Operating costs	Net adjustments to loans and other assets	Income (Loss)/ Provisions	Taxes on income from continuing operations	Income (Loss) after tax from discontinued operations	Minority interests	Total
Net interest income	5,129			18								5,147
Dividends and income from investments carried at equity		155		65								220
Net commissions	-18		3,474									3,456
Profits (Losses) on financial transactions				503								503
Other operating income, net	14				34	301		33				382
Operating costs	-					-6,710	-72	-4				-6,786
Adjustments to goodwill arising on consolidation and on application of the equity method												-
Provisions for risks and charges								-139				-139
Net adjustments to loans and provisions for possible loan losses							-950					-950
Net adjustments to financial fixed assets							-25					-25
Extraordinary income (loss)	-1		-9	67	-35	-103	-65	32	9			-95
Income taxes for the period									-788			-788
Minority interests											-84	-84
Total	5,124	155	3,465	653	-1	-6,512	-1,102	-78	-779	-	-84	1,841
Discontinued operations	-190		-6		-6	43	216		-9	-49		-
Contribution of companies consolidated as of 1st October 2005	45		13	3	1	-38	3	-1	-4		-22	-
TOTAL	4,979	155	3,473	656	-6	-5,507	-883	-79	-792	-49	-106	1,841

The table above illustrates the reconciliation of the 2004 reclassified statement of income restated with the application of IAS/IFRS, published until last year and the new form of the reclassified statement of income which is commented in the Report on operations in the present Annual report.

Reconciliation of balance sheet as per Legislative Decree 87/92 to IAS/IFRS balance sheet as at 1st January 2004

(in millions of euro)

Assets	31.12.2003 pro forma (*) (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	01.01.2004 IAS/IFRS (except IAS 39) (C = A+B)
1. Cash and deposits with central banks and post offices	1,576	-98	1,478
2. Loans			
- loans to customers	154,614	1,993	156,607
- due from banks	28,521	163	28,684
3. Trading portfolio	24,117	-146	23,971
of which Own shares	1,017	-1,017	-
4. Fixed assets			
a) investment portfolio	5,318	75	5,393
b) equity investments	4,908	-11	4,897
c) tangible and intangible	4,274	-525	3,749
5. Goodwill arising on consolidation	546	-194	352
6. Goodwill arising on application of the equity method	286	-	286
7. Other assets	35,518	-833	34,685
Total Assets	259,678	424	260,102

Liabilities and Shareholders' Equity	31.12.2003 pro forma (*) (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	01.01.2004 IAS/IFRS (except IAS 39) (C = A+B)
1. Debts			
- due to customers	104,676	125	104,801
- securities issued	56,591	2,612	59,203
- due to banks	31,668	174	31,842
2. Allowances with specific purpose	5,047	24	5,071
3. Other liabilities	35,240	-1,535	33,705
4. Allowances for possible loan losses	25	-	25
5. Subordinated and perpetual liabilities	10,603	-	10,603
6. Minority interests	735	11	746
7. Shareholders' equity			
- share capital, reserves and reserve for general banking risks	13,849	-987	12,862
- negative goodwill arising on consolidation	29	-	29
- negative goodwill arising on application of the equity method	1	-	1
- net income for the period	1,214	-	1,214
Total Liabilities and Shareholders' Equity	259,678	424	260,102

(*) Figures restated in order to take into account the changes in the consolidation area occurred in 2004, as published in the Annual report 2004.

Reconciliation of balance sheet as per Legislative Decree 87/92 to IAS/IFRS balance sheet as at 31st December 2004 and as at 1st January 2005

(in millions of euro)

Assets	31.12.2004 (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	Impact of IAS/IFRS first-time adoption (IAS 39) (C)	31.12.2004 IAS/IFRS (except IAS 39) (D=A+B)	01.01.2005 IAS/IFRS (including IAS 39) (E=A+B+C)
1. Cash and deposits with central banks and post offices	1,488	-18	-	1,470	1,470
2. Loans					
- loans to customers	157,698	1,870	-1,570	159,568	157,998
- due from banks	28,730	126	21	28,856	28,877
3. Trading portfolio	33,576	908	123	34,484	34,607
of which Own shares	10	-10	-	-	-
4. Fixed assets					
a) investment portfolio	5,158	61	390	5,219	5,609
b) equity investments	4,834	-55	-27	4,779	4,752
c) tangible and intangible	4,075	-558	-	3,517	3,517
5. Goodwill arising on consolidation	484	-83	-	401	401
6. Goodwill arising on application of the equity method	253	68	-	321	321
7. Other assets	38,302	-782	2,250	37,520	39,770
Total Assets	274,598	1,537	1,187	276,135	277,322

Liabilities and Shareholders' Equity	31.12.2004 (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	Impact of IAS/IFRS first-time adoption (IAS 39) (C)	31.12.2004 IAS/IFRS (except IAS 39) (D=A+B)	01.01.2005 IAS/IFRS (including IAS 39) (E=A+B+C)
1. Debts					
- due to customers	109,542	68	-	109,610	109,610
- securities issued	61,417	2,670	1,185	64,087	65,272
- due to banks	34,214	134	-10	34,348	34,338
2. Allowances with specific purpose	4,715	106	667	4,821	5,488
3. Other liabilities	39,121	-1,556	1,024	37,565	38,589
4. Allowances for possible loan losses	4	-4	-	-	-
5. Subordinated and perpetual liabilities	9,278	-	-	9,278	9,278
6. Minority interests	743	48	-13	791	778
7. Shareholders' equity					
- share capital, reserves and reserve for general banking risks	13,649	94	-1,651	13,743	12,092
- negative goodwill arising on consolidation	29	-	-	29	29
- negative goodwill arising on application of the equity method	2	5	-	7	7
- net income for the period	1,884	-28	-15	1,856	1,841
Total Liabilities and Shareholders' Equity	274,598	1,537	1,187	276,135	277,322

The tables above highlight the effects that first-time adoption of IAS/IFRS would have had on the balance sheet as at 1st January 2004, as at 31st December 2004 and as at 1st January 2005 using the financial statement forms in force at the time.

Column (B) includes, in addition to the effects of the transition to IAS/IFRS with the exclusion of IAS 39, the variations in the consolidation area, the insertion in the relevant caption of accruals and deferrals as well as the reclassification in loans to customers of assets to be leased.

Column (C) includes the effects of the transition to IAS/IFRS attributable to the application of IAS 39.

Restatement of the balance sheet as per Legislative Decree 87/92 to IAS/IFRS balance sheet (except IAS 39) as at 31st December 2004

(in millions of euro)

Legislative Decree 87/92, \ IAS/IFRS	Consolid. financial statements as Legislative Decree 87/92	Reclassif. IAS (except IAS 39)	Consolid. financial statements IAS (except IAS 39)	Cash and cash equivalents	Financial assets held for trading	Investments held to maturity	Due from banks	Loans to customers	Investments in associates and companies subject to joint control	Property and equipment	Intangible assets	Tax assets	Non-current assets held for sale and discontinued operations	Other assets	Total
ASSETS															
Cash and deposits with central banks and post offices	1,488	-18	1,470	1,470											1,470
Loans to customers	157,698	1,870	159,568					159,568							159,568
Due from banks	28,730	126	28,856				28,856								28,856
Trading portfolio	33,576	908	34,484		34,484										34,484
Investment portfolio	5,158	61	5,219			5,219									5,219
Equity investments	4,834	-55	4,779		41				4,733				5		4,779
Fixed assets and intangibles	4,075	-558	3,517							2,982	473			62	3,517
Goodwill arising on consolidation	484	-83	401								401				401
Goodwill arising on application of the equity method	253	68	321						321						321
Other assets	38,302	-782	37,520	315	23,682			197			39	4,447	2	8,838	37,520
TOTAL ASSETS	274,598	1,537	276,135	1,785	58,207	5,219	28,856	159,765	5,054	2,982	913	4,447	7	8,900	276,135

(in millions of euro)

Legislative Decree 87/92 \ IAS/IFRS	Consolid. financial statements as Legislative Decree 87/92	Reclassif. IAS (except IAS 39)	Consolid. financial statements IAS (except IAS 39)	Due to banks	Due to customers	Securities issued	Financial liabilities held for trading	Tax liabilities	Other liabilities	Employee termination indemnities	Allowances for risks and charges	Valuation reserves	Reserves	Share premium reserve	Share capital	Treasury shares	Minority interests (+/-)	Net income (loss)	Total liabilities and shareholders' equity
LIABILITIES AND SHAREHOLDERS' EQUITY																			
Due to customers	109,542	68	109,610		109,610														109,610
Securities issued	61,417	2,670	64,087			64,087													64,087
Due to banks	34,214	134	34,348	34,348															34,348
Allowances with specific purpose	4,715	106	4,821					1,611	574	1,089	1,547								4,821
Other liabilities	39,121	-1,556	37,565				23,952	353	13,260										37,565
Allowances for possible loan losses	4	-4	-																-
Subordinated and perpetual liabilities	9,278	-	9,278			9,278													9,278
Minority interests	743	48	791														791		791
Share capital, reserves and reserve for general banking risks	13,649	94	13,743									459	4,327	5,406	3,561	-10			13,743
Negative goodwill arising on consolidation	29	-	29										29						29
Negative goodwill arising on application of the equity method	2	5	7										7						7
Net income for the period	1,884	-28	1,856															1,856	1,856
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	274,598	1,537	276,135	34,348	109,610	73,365	23,952	1,964	13,834	1,089	1,547	459	4,363	5,406	3,561	-10	791	1,856	276,135

The tables above illustrate the reconciliation between the balance sheet as at 31st December 2004 restated with the application of IAS/IFRS (excluding IAS 39), and the new balance sheet included in the financial statements in this Annual report.

Impact of first-time adoption of IAS/IFRS on capital for supervisory purposes and on capital ratios as at 31st December 2004

(in millions of euro)

	31.12.2004	01.01.2005 IAS/IFRS (including IAS 39)	Changes
Tier 1 capital	15,564	13,900	-1,664
Tier 2 capital	6,714	6,773	59
Items to be deducted	-1,117	-620	497
Total capital	21,161	20,053	-1,108
Credit risks	13,112	13,046	-66
Market risks	1,210	1,240	30
Tier 3 subordinated loans	-	-	-
Other capital requirements	277	277	-
Capital requirements	14,599	14,563	-36
Excess capital	6,562	5,490	-1,072
Risk-weighted assets	182,486	182,042	-444
Capital ratios %			
Core Tier 1 / Total risk-weighted assets	7.59	6.69	-0.90
Tier 1 / Total risk-weighted assets	8.53	7.64	-0.89
Total capital / Total risk-weighted assets	11.60	11.02	-0.58

Shareholders' equity for supervisory purposes and capital ratios have been calculated on the basis of balance sheet aggregates and net income determined applying IAS/IFRS and the so-called "prudential filters" supplied by the Basel Committee via certain press releases in 2004.

Independent Auditors' Report on the first-time adoption of IAS/IFRS [*]

(*) Document published on first-time adoption of IAS/IFRS and in the subsequent interim reports.

ERNST & YOUNG

INDEPENDENT AUDITOR'S REPORT
ON THE STATEMENTS OF RECONCILIATION
TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")
WITH THE DESCRIPTION OF THE EFFECTS OF THE TRANSITION TO IFRS
(Translation from the original Italian text)

To the Board of Directors
of Banca Intesa S.p.A.

1. We have audited the accompanying consolidated statements denominated "Reconciliation of balance sheet as per Legislative Decree 87/92 to IAS/IFRS balance sheet" as of January 1, 2004, December 31, 2004 and January 1, 2005 "Reconciliation of net income as per Legislative Decree 87/92 to IAS/IFRS net income" for the year ended December 31, 2004, "Reconciliation of Shareholders' equity as per Legislative Decree 87/92 to IAS/IFRS Shareholders' equity" as of January 1, 2004, December 31, 2004 and January 1, 2005 (hereinafter, the "IFRS Reconciliation Statements") and the related explanatory notes, as presented in the Section denominated "IAS/IFRS first time adoption" to the Consolidated Report as at March 31, 2005. These IFRS Reconciliation Statements are based on the consolidated financial statements of Banca Intesa S.p.A. as of December 31, 2004, prepared in accordance with the Italian regulations governing, the criteria for their preparation, which we have previously audited and on which we issued our auditor's report dated March 23, 2005. The IFRS Reconciliation Statements have been prepared as part of the Group's conversion to International Financial Reporting Standards (IFRS) as adopted by the European Commission. These IFRS Reconciliation Statements are the responsibility of Banca Intesa S.p.A.'s management. Our responsibility is to express an opinion on these IFRS Reconciliation Statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Italy. In accordance with such standards we planned and performed the audit to obtain the information necessary in order to determine whether the IFRS reconciliations are materially misstated. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS Reconciliation Statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the IFRS Reconciliation Statements identified in paragraph 1, above, taken as a whole, have been prepared in all material respects in accordance with the criteria and principles set out in article 82-bis of CONSOB Regulation no. 11971/1999 as amended by Resolution no. 14990 of April 14, 2005.

ERNST & YOUNG ■ Reconta Ernst & Young S.p.A.

4. We draw your attention to the fact that, as described in the explanatory notes, the data presented in the IFRS Reconciliation Statements will be utilized for inclusion as comparative information in the first complete set of consolidated financial statements as of Decemeber 31, 2005; such data may require adjustments since new IFRS standards or IFRIC interpretations, for which earlier adoption could be allowed, may be effective before the publication of the 2005 consolidated financial statements.

Moreover, since the IFRS Reconciliation Statements have been prepared as part of the Group's conversion to IFRS in connection with preparation of its first complete set of consolidated financial statements in accordance with IFRS as adopted by the European Commission, they do not include certain tables, comparative data and explanatory notes which would be required for a complete presentation of the financial position and results of operations of the Intesa Group in conformity with IFRS.

Milan, June 8, 2005

Reconta Ernst & Young S.p.A.
Signed by: Massimo Colli, partner

Report on operations

The macroeconomic scenario and lending and deposit collecting activities

The macroeconomic scenario

During 2005 the macroeconomic scenario confirmed the main trends observed the previous year even if with certain discontinuities. Tensions on raw material prices characteris ed also 2005, as a result of still sustained economic growth rates. Inflation was therefore moderately high both in the United States where it touched 4.7% and in the Euro Zone, where the twelve - month average (2.2%) exceeded the target set by the European Central Bank. However, the trend of prices for manufactured articles remained relatively moderate everywhere and allowed central banks to gradually adjust their monetary policies.
In the United States, where the economy recorded an approximately 3.5% annua l average growth rate, the Federal Reserve increased official rates from 2.25% to 4.25%. At the end of the year the Federal Reserve again signalled that new interventions were probable, but the upward cycle is considered by markets near the close. The econ omy shows certain timid signs of deceleration, even if consensus growth rates for 2006 remain well above 3.0%.
In the Euro Zone monetary policy remained unchanged till the beginning of December, when the ECB decided to increase the rate on main refinancing operations from 2.0% to 2.25% and then to 2.50% in February 2006. This move was broadly prepared by the ECB and reflected the improvement in the European economic situation. Even if the Euro Zone growth rate for 2005 is estimated at 1.4%, lower than the p revious year, domestic demand and exports strengthened during the second half, the latter also as a result of more favourable exchange rates.
With regard to Central-Eastern European Countries where Gruppo Intesa is present, economic growth slowed down, compared to 2004, marginally in Croatia, Hungary and Slovakia and more substantially in Russia, whereas the evolution of interest rates showed a widespread downward trend. Exchange rates registered contained fluctuations towards the euro: the Croatian kuna and the Slovakian crown gained respectively 3.8% and 2.3%, whilst the Hungarian forint lost 2.9% from 31st December 2004.

In foreign exchange markets, the increases in American interest rates sustained the dollar and reduced the overvaluation of the euro determined by the strong rises recorded in the 2003-2004 period. The exchange rate between the two currencies highlighted a marked inversion in the trend, down from 1.36 to 1.18. In general, investors preferred currencies characterised by higher interest rates.
In fixed-income markets, the moderate inflation and the perception of a gradual slowdown in the US economy considerably reduced maturity spreads in the yield curve: spreads between 10-year and 3-year yields on the BTP (Italian fixed-rate Government bonds) curve dropped from 120 to 55 basis points, whilst for the American Government securities market the downward slope virtually flattened.
Emerging markets were again sustained by international investors seeking high yields as well as by low levels of issues and by the improvement of financial stability parameters. The EMBI index+ (Emerging Markets Bond Index) rose by 12% in 2005, mainly driven by lower risk premiums.
2005 was very positive for world stock markets, that overcame the obs tacle posed by the subdued trend in American indices. Noteworthy was the performance of the Nikkei index (+40%), sustained by rising confidence of foreign investors in Japan's relaunch prospects. Also European markets registered solid increases in prices w ith EuroStoxx closing the year at +23.6%. The Italian market took part in the favourable trend (Mibtel: +14.4%), with only two important correction phases, the first in April and the second in October.
In this generally positive context, the Italian econom y began 2005 recording a contraction in GDP for the second consecutive quarter. The middle part of the year registered a rapid and surprising recovery, mainly attributable to domestic demand. Also exports appeared on the rise, benefiting from both foreign demand and declining exchange rates. This fluctuating trend led

to no growth, on average over the twelve months, in GDP for 2005, according to the latest ISTAT estimates, but consensus projections anticipate an acceleration in 2006.

Italian lending and deposit collecting activities

After a first half still characterised by a gradual contraction in bank interest rates (particularly in lending rates), reaching new all-time lows, a period of practical stability followed. Only in December, on the wake of the increase in the base rate decided by the ECB, interest rates recorded a clearly upward trend, which could continue during 2006 should market expectations of a further monetary tightening materialise. Estimated yields on loans to households and non-financial companies dropped an average of 19 basis points in 2005 compared to the corresponding figure of 2004, with an impact on the whole structure by maturity. Sector breakdown shows that household loans registered a more marked reduction compared to corporate loans. At the same time, also average interest rates on loans to non-financial companies decreased, though by a lower extent. Funding rates in 2005 were far more stable than lending rates, showing a moderately upward trend during the fourth quarter. At the end of the year, the estimated overall cost of collecting funds from households and non-financial companies rose by 3 basis points from the end of 2004. With regard to intermediation margins, short-term mark-up decreased from 3.21% at the beginning of the year to 2.85% at the end of the year, whereas the contribution margin of on demand funding rose from 1.46% to 1.64%. Consequently, short-term spreads declined by 18 basis points, to 4.49% at the end of the year, whilst the estimated overall spread between lending yield and funding cost dropped 15 basis points to 2.89%.

In line with the Euro Zone, loans granted by Italian banks registered a significant acceleration in 2005. Mainly due to the positive trend in household and corporate demand, sustained by particularly favourable terms, bank loans showed a rise in average volumes higher than that recorded in the previous twelve months.
As in 2004, the growth in the aggregate was almost exclusively sustained by the longer-term component, while short-term activities continued to be affected – especially in the first nine months – by the uncertain economic situation and showed a recovery only in the fourth quarter, that however was not sufficient to take the average growth over the twelve months to positive ground.
The divergent trend by maturity was also attributable to the low cost of long-term loans and the continuation of lending policies more focused on retail customers (from 1999 to now the incidence of household loans on total bank lending rose from 24% to over 30%).
These facts favoured the continuation of a sustained growth rate for household loans with an increasing focus on mortgages and consumer loans to fund the purchase of durable goods and services. However, the growth of the former reflected the effects of a further rise in prices of residential properties and the persistently-prudent attitude of investors towards financial investments, whereas the expansion of consumer loans appears more linked to the gradual convergence of Italian households to consumer models which are well consolidated in more advanced Western Countries. Possible concerns regarding excessive household debt do not appear to be grounded in the evolution of doubtful loans that remained very contained during the whole of the year, nor in the comparison with international figures.
Also demand for corporate loans was robust and in acceleration compared to the previous year. This was due not only to low interest rates that encouraged companies to request funding in advance even without short-term investment plans, but also to syndicated loans granted to certain large groups to fund turnaround programmes.
The growth in corporate loans was mainly sustained by medium- and long-term demand, which determined a further expansion in companies' medium- and long-term liabilities.
During 2005 the overall quality of the loan portfolio remained very high, as a result of a moderate expansion in doubtful loans, due to both the strengthening of the loan granting criteria applied by banks, and to companies' improved financial situation.
Funding activities within the Italian banking system, according to the harmonised definition, registered a marked acceleration in 2005 characterised by a considerable expansion in current accounts, repurchase agreements and bonds.

Despite the good performance of on demand deposits, determined by the *still* very high degree of uncertainty perceived by investors, in the last months of the year the weight of longer -term assets in financial portfolios increased. In particular, non-money market mutual funds and indirect customer deposits recorded a recovery. This last aggregate returned to register positive growth rates in the second half, after over two years of continued contraction.

Economic results

General aspects

The tables hereafter and the relative comments analyse the results recorded in the statement of income as at 31st December 2005 – drawn up using the new IAS/IFRS – compared to those of 2004, restated using IAS/IFRS, including IAS 39.

For the banking industry the provisions of the latter are by far the most significant and the most complex to apply, since they refer to the classification, recognition and measurement of loans and financial instruments, which make up the ordinary operations of a bank.

In the construction of the comparative figures for 2004, as already indicated in the previous chapters of this Report, estimates have been used where necessary. These are based on reasonable elements and therefore enable a reliable representation of the figures for the previous year.

Again in figures for 2004, income and losses on the doubtful loan portfolio and the loan servicing business of Intesa Gestione Crediti (IGC) sold during 2005 have been estimated and recorded in a specific caption.

Reclassification criteria of the statement of income

For the purpose of a more effective representation of results, a condensed statement of income, was prepared through opportune restatements and according to presentation criteria deemed to be better suited to represent the content of captions according to the principle of operating consistency.

Reclassifications are listed below:

- dividends on shares classified as assets available for sale and as assets held for trading are reallocated in profits (losses) on trading;
- fair value adjustments in hedge-accounting are registered in net interest income due to their close correlation;
- profits and losses on disposal or repurchase of financial assets available for sale and of financial liabilities are included in profits (losses) on trading;
- recovery of expenses and of taxes and duties are directly deducted from administrative expenses instead of recorded in other operating income;
- profits and losses on disposal or repurchase of loans are posted in net adjustments to loans;
- net impairment losses on other financial activities, mainly related to guarantees, commitments and credit derivatives, are registered in net adjustments to loans;
- the reduction in time value on loans is recorded in net interest income instead of being allocated in net adjustments to loans, since the phenomenon derives directly from the application of the amortised cost criterion in absence of changes in forecasted expected future flows. A consistent approach is used for the time value of Employee termination indemnities and Allowances for risks and charges;
- permanent impairment of property, equipment and intangible assets are excluded from net adjustments to property, equipment and intangible assets – that thus solely express depreciation and amortisation – and are included in a residual caption which records net impairment losses on financial assets available for sale, investments held to maturity and other financial activities;
- profits (losses) on disposal of investments are recorded in profits (losses) on investments held to maturity and on other investments, instead of being presented together with profits (losses) on investments carried at equity.

Reclassified consolidated statement of income

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	%
Net interest income	5,285	4,979	306	6.1
Dividends	12	12	-	-
Profits (Losses) on investments carried at equity	151	143	8	5.6
Net fee and commission income	3,904	3,473	431	12.4
Profits (Losses) on trading	675	656	19	2.9
Other operating income (expenses)	2	-6	8	
Operating income	10,029	9,257	772	8.3
Personnel expenses	-3,207	-3,178	29	0.9
Other administrative expenses	-1,795	-1,812	-17	-0.9
Adjustments to property, equipment and intangible assets	-514	-517	-3	-0.6
Operating costs	-5,516	-5,507	9	0.2
Operating margin	4,513	3,750	763	20.3
Goodwill impairment	-6	-	6	-
Net provisions for risks and charges	-416	-296	120	40.5
Net adjustments to loans	-715	-806	-91	-11.3
Net impairment losses on other assets	-28	-77	-49	-63.6
Profits (Losses) on investments held to maturity and on other investments	834	217	617	
Income (Loss) before tax from continuing operations	4,182	2,788	1,394	50.0
Taxes on income from continuing operations	-1,082	-792	290	36.6
Income (Loss) after tax from discontinued operations	32	-49	81	
Minority interests	-107	-106	1	0.9
Net income	3,025	1,841	1,184	64.3

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Quarterly development of the reclassified consolidated statement of income

(in millions of euro)

	2005				2004 (*)			
	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Net interest income	1,355	1,343	1,307	1,280	1,291	1,267	1,191	1,230
Dividends	-	-	12	-	-	-	12	-
Profits (Losses) on investments carried at equity	41	44	33	33	40	34	36	33
Net fee and commission income	1,001	979	970	954	921	858	865	829
Profits (Losses) on trading	132	179	177	187	238	122	186	110
Other operating income (expenses)	14	-7	11	-16	92	-140	30	12
Operating income	2,543	2,538	2,510	2,438	2,582	2,141	2,320	2,214
Personnel expenses	-872	-786	-777	-772	-840	-764	-781	-793
Other administrative expenses	-505	-430	-458	-402	-507	-427	-449	-429
Adjustments to property, equipment and intangible assets	-161	-125	-119	-109	-153	-123	-123	-118
Operating costs	-1,538	-1,341	-1,354	-1,283	-1,500	-1,314	-1,353	-1,340
Operating margin	1,005	1,197	1,156	1,155	1,082	827	967	874
Goodwill impairment	-6	-	-	-	-	-	-	-
Net provisions for risks and charges	-204	-48	-118	-46	-174	-18	-86	-18
Net adjustments to loans	-239	-155	-133	-188	-260	-139	-311	-96
Net impairment losses on other assets	-21	-	-7	-	-51	-8	1	-19
Profits (Losses) on investments held to maturity and on other investments	709	43	23	59	84	107	29	-3
Income (Loss) before tax from continuing operations	1,244	1,037	921	980	681	769	600	738
Taxes on income from continuing operations	-64	-348	-316	-354	-143	-248	-146	-255
Income (Loss) after tax from discontinued operations	25	-9	-2	18	-2	-2	-7	-38
Minority interests	-25	-35	-23	-24	-49	-22	-16	-19
Net income	1,180	645	580	620	487	497	431	426

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

In 2005 consolidated net income exceeded the threshold of 3 billion euro (+64.3% on the figure for 2004), realised as a result of both higher operating income, up from 9,257 million euro to 10,029 million euro (+8.3%), and stable operating costs which, at 5,516 million euro were practically in line with 2004. The result for the period also benefited from lower net adjustments to loans, which almost offset higher provisions for risks and charges, and from profits on disposal of investments.

Operating income

The 8.3% growth rate registered by operating income – that, as already mentioned, reached 10,029 million euro – reflected the generalised increase in all income components: net interest income recorded a growth rate exceeding 6%, net fee and commission income rose by 12.4% and profits on trading was also positive, though with a lower growth rate (approximately +3 %).

Net interest income

	2005	2004 including IAS 39 (*)	Changes amount	%
			(in millions of euro)	
Relations with customers	5,887	5,756	131	2.3
Relations with banks	-174	107	-281	
Securities issued	-2,390	-2,230	160	7.2
Differentials on hedging derivatives	424	-102	526	
Financial assets held for trading	978	996	-18	-1.8
Investments held to maturity	123	124	-1	-0.8
Financial assets available for sale	142	129	13	10.1
Non-performing assets	299	250	49	19.6
Other net interest income	-36	-40	-4	-10.0
Interest margin	5,253	4,990	263	5.3
Fair value adjustments in hedge accounting	32	-11	43	
Net interest income	5,285	4,979	306	6.1

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Net interest income with customers – if considered together with interest on related funding via securities issued and connected differentials on hedging derivatives (equal to 424 million euro in 2005 and 88 million euro in 2004) – recorded a 307 million euro rise in 2005. The greater contribution is related to th e rise in intermediated volumes, especially in the retail segment, and the disbursements to public entities and for the funding of infrastructural projects, as well as the significant increase in operations of Group banks operating in Eastern Europe.
Interbank relations registered a negative contribution of 174 million euro, up by 91 million euro with respect to the same figure for 2004, the latter includes the portion of differentials on hedging derivatives (negative for 190 million euro) connected to inve stments with banking counterparties as part of structured finance transactions carried out in 2004 and almost absent in 2005.
The increase in net interest income on non-performing assets is attributable to the effect of time value and to higher interest collected on overdue payments.
Net interest income also includes the effect of time value on allowances for risks and charges and on employee termination indemnities which recorded a practically immaterial change.
Lastly, the caption includes fair value adjustments in hedge accounting that is the imbalance of positive and negative variations in the fair value of hedging derivatives and the relevant assets and liabilities hedged.
On a quarterly basis, net interest income showed the progressive growth in the first three periods and a slight contraction in the fourth quarter (excluding the contributions of companies consolidated for the first time starting from the fourth quarter).

Dividends and profits on investments carried at equity
The caption Dividends records the profits collected from unconsolidated equity investments, while it does not include dividends on shares held for trading or available for sale, that are posted in Profits (Losses) on trading. In the year dividends, at 12 million euro, con firmed the same figure of the corresponding period of 2004.
A moderate rise was instead registered by profits on investments carried at equity, which summed up to 151 million euro compared to 143 million euro of December 2004.

Net fee and commission income

	2005	2004 including IAS 39 (*)	(in millions of euro) Changes amount	%
Guarantees given	142	140	2	1.4
Collection and payment services	283	279	4	1.4
Current accounts	748	744	4	0.5
Fees on credit and debit cards	288	268	20	7.5
Commercial banking activities	1,461	1,431	30	2.1
Dealing and placement of securities	470	233	237	
Dealing in currencies	40	40	-	-
Portfolio management	761	805	-44	-5.5
Distribution of insurance products	411	221	190	86.0
Other	151	153	-2	-1.3
Management, dealing and consultancy activities	1,833	1,452	381	26.2
Tax collection	277	276	1	0.4
Other net fee and commission income	333	314	19	6.1
Net fee and commission income	3,904	3,473	431	12.4

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Net fee and commission income recorded an appreciable rise to over 3,900 million euro (+12.4%), supported by the positive results of placement of insurance and financial products. This confirmed the increasing contribution of commissions generated on management, dealing and consultancy activities (1,833 million euro), with respect to those originated by traditional commercial banking activities (1,461 million euro). In fact, while the latter posted a slightly over 2% rise driven by fees on credit and debit cards, the former recorded a growth rate exceeding 26%, especially due to the increasing contribution from dealing and placement of securities and the distribution of insurance policies, while commissions on individual portfolio management schemes again posted a 5.5% decline. In commissions from services and commissions from commercial banking activities, the most significant contribution in absolute terms came from the Italian network, while the network abroad recorded a more significant growth rate.

It must also be noted that the tax collection sector benefited, also in 2005, from the legislation which set the same level of compensation for tax collection services as in 2004.

Lastly, the rise in other commissions was mostly attributable to medium - and long-term lending.

On a quarterly basis, the contribution of net fee and commission income recorded an upward trend. In particular, in the second half commissions from tax collection services and from the development of insurance products offset the lower contribution of placement activities.

Profits (Losses) on trading

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	%
Interest rates	-58	128	-186	
Equities	523	334	189	56.6
Foreign exchange	176	111	65	58.6
Credit derivatives (trading book)	12	18	-6	-33.3
Profits (Losses) on trading	653	591	62	10.5
Profits (Losses) on disposal of financial assets available for sale and financial liabilities	22	65	-43	-66.2
Profits on trading	675	656	19	2.9

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Profits (Losses) on trading includes: i) profits and losses on disposal of financial assets held for trading or available for sale, ii) valuation differences on financial assets held for trading designated at fair value, and – as already indicated above – iii) dividends collected on shares held for trading or available for sale. More specifically, the caption was the sum of 653 million euro of profits on trading (+10.5% with respect to the 591 million euro of 2004) and 22 million euro of profits on disposal of financial assets available for sale (ex 65 million euro).

As concerns trading activities, trading on equities, mostly attributable to Banca Intesa and Banca Caboto, continued to represent the most significant component (523 million euro, compared to 334 million euro of 2004). This result also includes the disposal and valuation effects of the conversion of the Fiat convertendo loan and of Banco ABN Amro Real shares, which totalled approximately 160 million euro.

Profits on foreign exchange activities equalled 176 million euro, with respect to 111 million euro of the previous year, and this result was generated by the Parent Company and also, to a significant extent, by the Eastern-European subsidiaries.

Conversely, interest rate activities posted a negative result (-58 million euro) compared to the 128 million euro profit as at 31st December 2004 which had been influenced by the 38 million euro capital gain realised by Intesa Leasing with the sale of securities from a securitisation transaction.

Furthermore, the result on trading of credit derivatives was only slightly lower than that recorded in 2004 and, in any case, of immaterial absolute amounts.

Lastly, the 22 million euro imbalance of profits on the sale of financial assets available for sale is the result of components of opposite sign, among which the most noteworthy is the negative contribution (amounting to approximately 54 million euro in the consolidated financial statements) referred to the disposal of the equity stake in Banco Comercial Portugues (BCP) which is offset by the approximately 40 million euro profit recorded in profits on sale of investments deriving from the simultaneous sale, again to BCP, of the equity investment in Banco de Investimento Imobiliario (BII). Lastly, the overall result of the transaction must also include approximately 4 million euro of profits from the measurement at equity of BII.

On a quarterly basis, profits (losses) on trading recorded a moderate decline, more marked in the last period of the year.

Other operating income (expenses)

Other operating income (expenses) is a residual caption which comprises income and expenses of various nature. It must also be noted that the caption does not include recovery of expenses and of taxes and duties, which is directly deducted from administrative expenses.

The figure for the period is a net operating income of 2 million euro, compared to a net expense of 6 million euro of 2004. The imbalance recorded in 2005 includes, among income, captions such as rentals, income related to leasing contracts, recovery of insurance costs and taxes and, among expenses, amortisation of leasehold improvements, expenses related to finance lease contracts, integration and reorganisation charges and those for litigations and for customer restoration.

Operating costs

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	Changes %
Wages and salaries	2,193	2,213	-20	-0.9
Social security charges	606	608	-2	-0.3
Other	408	357	51	14.3
Personnel expenses	3,207	3,178	29	0.9
General structure costs	477	515	-38	-7.4
Information technology expenses	448	452	-4	-0.9
Indirect taxes and duties	379	318	61	19.2
Management of real estate assets	310	316	-6	-1.9
Legal and professional expenses	208	197	11	5.6
Advertising and promotional expenses	135	123	12	9.8
Indirect personnel costs	62	64	-2	-3.1
Other costs	134	103	31	30.1
Recovery of expenses and charges	-358	-276	82	29.7
Administrative expenses	1,795	1,812	-17	-0.9
Property and equipment	264	251	13	5.2
Intangible assets	250	266	-16	-6.0
Adjustments	514	517	-3	-0.6
Operating costs	5,516	5,507	9	0.2

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

The stability manifested by operating costs is the result of a slight increase in personnel expenses (+0.9%) and contained contractions in administrative expenses (-0.9%) and adjustments (-0.6%). With reference to personnel expenses it must be noted that the trend is the result of greater savings achieved by the Parent Company and higher costs sustained by certain bank subsidiaries as a result of both compliance to contractual wage rises and the expansion of activities and the operating network, especially abroad. In the comparison between the two periods, the Parent Company still benefited from the outflow of personnel that took part in the incentive-driven exit plan in 2005 which was only partly absorbed by the higher charges related to the renewal of the national labour contract. "Other personnel expenses" reflected provisions made by Parent Company and by other companies for the assignment, for free, of Banca Intesa's shares to employees, operation resolved upon by the Boards of Directors held last December and which will be submitted to the approval of the Shareholders' Meeting summoned to approve the 2005 financial statements. As set out by international accounting standards, the related charges (63 million euro in the consolidated financial statements) are recorded in the 2005 statement of income. Excluding this component, personnel expenses and, in general, total operating costs would have recorded a decrease close to 1%.
Administrative expenses posted an overall decline, though with differentiated trends. Savings were achieved in general structure costs, in information technology expenses and in management of real estate assets while, as programmed, advertising and promotional expenses and consulting and professional expenses increased, in relation to certain important development projects and the rationalisation of structures and processes.
The rise in indirect taxes and duties was mostly attributable to the increase in tariffs and leads to higher recoveries from customers which – together with other recoveries – are directly deducted from total administrative expenses.
Adjustments to property, equipment and intangible assets summed up to 514 million euro, – practically in line with the previous year (-0.6%) – which is the combined effect of the imbalance between trends of opposite sign (-6% for amortisation of intangible assets and +5.2% for depreciation of property and equipment).

The favourable trends recorded by operating income and costs positively influenced the cost/income ratio which improved from 59% of 2004 to the current 55%.
The various quarters of the year repeated the seasonal trend, with an increase in charges in the last few months of the year. As concerns in particular personnel expenses, the last quarter of 2005 reflected – as already mentioned – provisions for the charges related to the shares to be assigned for free to employees while in other administrative expenses certain types of invoices, especially those related to professional services, are concentrated towards the end of the year.

Operating margin

The satisfactory performance registered by operating income, in addition to the capacity of containing costs even during a growth phase, led operating margin to 4,513 million euro, with a growth rate exceeding 20% compared to the previous year.

Net provisions for risks and charges

Net provisions for risks and charges were considerably strengthened (416 million euro compared to 296 million euro in 2004).
These provisions are allocated for the purpose of covering probable charges deriving from any litigations in course (legal, fiscal, labour contract, etc.). In the 2005 financial statements provisions were increased also for the purpose of facing any negative outcomes of the action promoted during the year by the Extraordinary Commissioner of the Parmalat group for revocatory actions related to payments made by the Parmalat group to Gruppo Intesa in the twelve months before its state of insolvency, as well as payment of any damages caused in the origination of debt instruments and advances of funds. Gruppo Intesa companies taken to court for various motivations, repeat the fairness and legitimacy in their behaviour, but in any case proceeded to increase provisions to the allowance for risks and charges based on the usual prudent criteria.

Net adjustments to loans

Net adjustments to loans summed up to 715 million euro, 11.3% lower than the corresponding figure of 2004 and reflected adjustments of 1,527 million euro and write-backs of 812 million euro.

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	Changes %
Doubtful loans	489	521	-32	-6.1
Other non-performing loans	249	270	-21	-7.8
Performing loans	14	-	14	
Net impairment losses on loans	752	791	-39	-4.9
Net adjustments to guarantees and commitments	-37	15	-52	
Net adjustments to loans	715	806	-91	-11.3

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Considering the various non-performing loan categories, net impairment losses on doubtful loans recorded a 6.1% decrease to 489 million euro compared to 521 million euro of 2004, and those relative to other non-performing loans – namely, substandard loans, restructured loans and loans past due by over 180 days – decreased from 270 million euro of 2004 to 249 million euro (-7.8%), also due to considerable write-backs, in presence of a more contained increase of adjustments. Adjustments reflected provisions (32 million euro) relative to positions past due by over 180 days which, as provided for by the new instructions issued by the Bank of Italy, are classified in 2005 in non-performing loans.
Write-backs included the rapid return to performing of two important positions classified as substandard in previous years.

Calculations to ensure that the generic coverage of performing loans is maintained at the levels required by the respective risk configurations, evidenced, on a net basis, new adjustments of 14 million euro.

Lastly, net write-backs of 37 million euro were posted on non-cash credit risk relative to guarantees and commitments outstanding, compared to 15 million euro of adjustments of 2004.

Overall, charges related to credit quality equalled 0.44% of loans to customers, percentage in line with the Business Plan.

Development in the various periods of 2005 highlighted that between the first and second half of the year net adjustments increased, even though for both periods on lower levels with respect to the corresponding halves of 2004.

Income (Loss) before tax from continuing operations

The combined effect of all mentioned above led to income before tax from continuing operations of 4,182 million euro, with a 50% rise compared to 2,788 million euro of 2004. In addition to the aforementioned provisions to allowances for risks and charges and net adjustments to loans this also stems from the registration of goodwill impairment of 6 million euro, net impairment losses on other assets of 28 million euro – mostly referred to financial assets available for sale – and gains on measurement or on disposal of investments of 834 million euro, that include 682 million euro relative to the sale of the 65% stake in Nextra to the Crédit Agricole group, and approximately 40 million euro referred to the sale of the equity stake in Banco de Investimento Imobiliario.

Taxes on income from continuing operations

Taxes on income from continuing operations, both current and deferred, referred to the period amounted to 1,082 million euro, with a 290 million euro rise with respect to the figure of 2004 (+36.6%).

The higher absolute value of the tax burden (calculated via the application of regulations in force in the various Countries in which the Group operates) stems from the expansion of taxable income and an approximately 26% tax rate – which benefited from reduced taxation on the capital gain on the sale of Nextra – only slightly lower than that of the previous year.

Income (Loss) on discontinued operations, net of tax

As already illustrated, the sale to Merrill Lynch and Fortress of a portfolio of doubtful loans of nominal value exceeding 9 billion euro and the loan servicing business of Intesa Gestione Crediti dedicated to the management of such loans was completed in 2005. As provided for by IFRS 5, before the closing of the sale, income and losses on such sold assets are posted both in the quarterly reports and in the present annual report in a specific caption in the statement of income.

The difference in the sign in the two periods under comparison (32 million euro, ex –49 million euro) mostly stems from the capital gain realised on the sale of the loan servicing business of Intesa Gestione Crediti.

Net income

Net income equalled 3,025 million euro and reflected i) the deduction of current and deferred taxes on income from continuing operations of 1,082 million euro, and ii) the attribution to minority shareholders of the income pertaining to them (107 million euro) as well as iii) the registration in a specific caption of income after tax from discontinued operations of 32 million euro.

Even excluding non-recurring income from net income for the period (the capital gains on the sale of Nextra and the loan servicing business of Intesa Gestione Crediti, the charges for the free stock granting plan in favour of employees and the 250 million euro increase in the Allowance for risks and charges), the rise in profitability would in any case have been substantial (approximately 37%).

Quarterly net income in 2005 showed an upward trend and always exceeded the corresponding figures for the previous year.

Reclassified consolidated pro forma statement of income

IAS/IFRS set out that balance sheet and statement of income components of companies acquired during the year are included in the consolidated financial statements as of the date of acquisition.

The tables below instead set out consolidated results for both comparison periods also inclusive of the statement of income results of acquired companies generated before the date of acquisition by Gruppo Intesa.

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	Changes %
Net interest income	5,377	5,058	319	6.3
Dividends	12	12	-	-
Profits (Losses) on investments carried at equity	151	143	8	5.6
Net fee and commission income	3,935	3,499	436	12.5
Profits (Losses) on trading	689	666	23	3.5
Other operating income (expenses)	3	-6	9	
Operating income	10,167	9,372	795	8.5
Personnel expenses	-3,250	-3,216	34	1.1
Other administrative expenses	-1,823	-1,845	-22	-1.2
Adjustments to property, equipment and intangible assets	-520	-521	-1	-0.2
Operating costs	-5,593	-5,582	11	0.2
Operating margin	4,574	3,790	784	20.7
Goodwill impairment	-6	-	6	
Net provisions for risks and charges	-416	-297	119	40.1
Net adjustments to loans	-746	-832	-86	-10.3
Net impairment losses on other assets	-28	-77	-49	-63.6
Profits (Losses) on investments held to maturity and on other investments	834	219	615	
Income (Loss) before tax from continuing operations	4,212	2,803	1,409	50.3
Taxes on income from continuing operations	-1,089	-799	290	36.3
Income (Loss) after tax from discontinued operations	33	-49	82	
Minority interests	-131	-114	17	14.9
Net income	3,025	1,841	1,184	64.3

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

The weight of new equity investments, considered in the context of Gruppo Intesa, is not such to significantly modify economic results in 2005.

Operating income, in fact, calculated as mentioned above, equalled 10,167 million euro (+8.5%) due to generalised increases in all income components: net interest income (5,377 million euro; +6.3%), net fee and commission income (3,935 million euro; +12.5%), profits on trading (689 million euro; +3.5%).

Operating costs equalled 5,593 million euro, practically stable with respect to the previous year. Operating margin totalled 4,574 million euro (+20.7%) and after provisions and adjustments of 1,190 million euro (-1.3%) led to a pre-tax income of 4,212 million euro, with a growth rate exceeding 50%.

Net income for the period equalled 3,025 million euro and reflected the deduction of i) taxes on income from continuing operations of 1,089 million euro, ii) income on discontinued operations of 33 million euro, and iii), the attribution to minority shareholders of both the income preparing to them and income produced by acquired before their consolidation in Gruppo Intesa.

Quarterly development of the reclassified consolidated pro forma statement of income

(in millions of euro)

	2005				2004 (*)			
	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Net interest income	1,355	1,374	1,337	1,311	1,291	1,293	1,218	1,256
Dividends	-	-	12	-	-	-	12	-
Profits (Losses) on investments carried at equity	41	44	33	33	40	34	36	33
Net fee and commission income	1,001	988	983	963	921	867	874	837
Profits (Losses) on trading	132	183	182	192	238	125	189	114
Other operating income (expenses)	14	-7	11	-15	92	-140	29	13
Operating income	2,543	2,582	2,556	2,484	2,582	2,179	2,358	2,253
Personnel expenses	-872	-800	-792	-786	-840	-776	-794	-806
Other administrative expenses	-505	-439	-468	-411	-507	-437	-461	-440
Adjustments to property, equipment and intangible assets	-161	-127	-121	-111	-153	-124	-124	-120
Operating costs	-1,538	-1,366	-1,381	-1,308	-1,500	-1,337	-1,379	-1,366
Operating margin	1,005	1,216	1,177	1,176	1,082	842	979	887
Goodwill impairment	-6	-	-	-	-	-	-	-
Net provisions for risks and charges	-204	-48	-118	-46	-174	-19	-86	-18
Net adjustments to loans	-239	-175	-138	-194	-260	-153	-316	-103
Net impairment losses on other assets	-21	-	-8	1	-51	-8	1	-19
Profits (Losses) on investments held to maturity and on other investments	709	43	23	59	84	107	31	-3
Income (Loss) before tax from continuing operations	1,244	1,036	936	996	681	769	609	744
Taxes on income from continuing operations	-64	-350	-318	-357	-143	-250	-149	-257
Income (Loss) after tax from discontinued operations	25	-8	-2	18	-2	-2	-7	-38
Minority interests	-25	-33	-36	-37	-49	-20	-22	-23
Net income	**1,180**	**645**	**580**	**620**	**487**	**497**	**431**	**426**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area

Balance sheet aggregates

General aspects

Balance sheet aggregates as at 31st December 2005, calculated on the basis of IAS/IFRS, are analysed hereafter by comparing them with the figures at the end of 2004, restated to consider the application of the aforementioned principles, including IAS 39.

Reclassified consolidated balance sheet

(in millions of euro)

Assets	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Financial assets held for trading	51,067	57,810	-6,743	-11.7
Financial assets available for sale	4,379	4,883	-504	-10.3
Investments held to maturity	2,810	2,454	356	14.5
Due from banks	27,111	28,565	-1,454	-5.1
Loans to customers	169,478	159,369	10,109	6.3
Investments in associates and companies subject to joint control	2,091	2,174	-83	-3.8
Property, equipment and intangible assets	4,280	3,660	620	16.9
Tax assets	3,096	4,697	-1,601	-34.1
Non-current assets held for sale and discontinued operations	2,869	4,267	-1,398	-32.8
Other assets	6,354	6,721	-367	-5.5
Total Assets	273,535	274,600	-1,065	-0.4

Liabilities and Shareholders' Equity	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Due to banks	31,771	34,220	-2,449	-7.2
Direct customer deposits	187,590	180,521	7,069	3.9
Financial liabilities held for trading	21,249	30,033	-8,784	-29.2
Tax liabilities	1,091	1,356	-265	-19.5
Liabilities associated with non-current assets held for sale and discontinued operations	2,963	2,297	666	29.0
Other liabilities	8,531	8,586	-55	-0.6
Allowances for specific purpose	2,834	2,581	253	9.8
Share capital	3,596	3,561	35	1.0
Reserves	9,255	8,023	1,232	15.4
Valuation reserves	829	544	285	52.4
Minority interests	801	1,037	-236	-22.8
Net income	3,025	1,841	1,184	64.3
Total Liabilities and Shareholders' Equity	273,535	274,600	-1,065	-0.4

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Reclassification criteria of the balance sheet

For the purpose of a clearer and more immediate analysis of the balance sheet and financial situation, a condensed table of consolidated assets and liabilities has been prepared, which contains the following reclassifications:

- the inclusion of Cash and cash equivalents in the residual caption Other assets;
- the inclusion of hedging derivatives in Other assets/liabilities;
- the aggregation in just one caption of property and equipment and intangible assets;
- the aggregation of "Due to customers" and "Securities issued" in just one caption;
- the aggregation in just one caption of allowances for specific purpose (Employee termination indemnities and Allowances for risks and charges);
- the presentation of Reserves as just one aggregate and net of any treasury shares.

Again for the purposes of a more effective representation of the composition of the aggregates, in the subsequent detailed tables and in the relative comments derivatives recorded in Financial assets/liabilities held for trading and Due from/Due to banks are presented net and the value of fair value hedge derivatives is presented together with assets and liabilities hedged.

Loans to customers

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Current accounts	19,370	19,499	-129	-0.7
Mortgages	76,387	70,405	5,982	8.5
Advances and other loans	62,184	57,393	4,791	8.3
Repurchase agreements	3,692	5,660	-1,968	-34.8
Non-performing loans	5,160	4,673	487	10.4
Loans represented by securities	2,685	1,739	946	54.4
Loans to customers	169,478	159,369	10,109	6.3
Net value of related fair value hedge derivatives	17	-55	72	
Total	169,495	159,314	10,181	6.4

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Loans to customers – inclusive of loans represented by securities issued by customers – reached 169,478 million euro with a 6.3% rise on the figure at the end of 2004. Excluding repurchase agreements, which due to their financial nature are extremely volatile, loans to customers showed an increase close to 8%.

The increase in overall volumes is attributable to almost all lending contracts, with the usual significant rise in medium- and long-term lending through mortgages (+8.5%), which reached 45% of total loans to customers. Also advances and other loans increased (+8.3%) due to i) the sustained growth of loans granted to support infrastructural projects, ii) the considerable expansion of consumer lending, and iii) the expansion in the operations of subsidiaries in Eastern Europe. The demand for short-term funding in overdrafts on current accounts, which had decreased somewhat during the year, at year-end practically returned to the figure of December 2004. Loans granted via the underwriting of securities also increased by almost one billion euro, mainly attributable to loans to public entities disbursed by the operating structures which as of 1st January 2006 were transferred to Banca Intesa Infrastrutture e Sviluppo.

Including net value of related fair value hedge derivatives, offset by fair value measurement of loans hedged, total loans to customers amounted to 169,495 million euro (+6.4%).

Loans to customers: loan portfolio quality

	31.12.2005			31.12.2004 including IAS 39 (*)		
	Gross exposure	Total adjustments	Net exposure	Gross exposure	Total adjustments	Net exposure
Doubtful loans	3,991	-2,764	1,227	3,244	-2,295	949
Substandard loans	4,319	-1,193	3,126	4,766	-1,254	3,512
Restructured loans	124	-32	92	238	-26	212
Past due loans	754	-39	715	-	-	-
Non-performing loans	9,188	-4,028	5,160	8,248	-3,575	4,673
Performing loans to customers	165,338	-1,020	164,318	155,766	-1,070	154,696
Loans to customers	174,526	-5,048	169,478	164,014	-4,645	159,369
Net value of related fair value hedge derivatives	17	-	17	-55	-	-55
Total	174,543	-5,048	169,495	163,959	-4,645	159,314

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Total non-performing loans equalled 5,160 million euro and include 715 million euro of loans past due by over 180 days which, following provisions issued by the Bank of Italy, must be recorded – as of 2005 – in non-performing loans. Excluding this amount, the consistent comparison with non-performing loans in 2004 – net of the doubtful loans sold in 2005 – shows an approximately 5% drop. The incidence of non-performing loans on total loans to customers – again on a consistent basis – therefore decreased to 2.6%, from 2.9% at the end of the previous year.

In detail, net doubtful loans totalled 1,227 million euro, compared to 949 million euro of December 2004, maintaining an incidence on total loans of 0.7% only marginally higher than at the end of 2004, and a degree of coverage exceeding 69%.

Conversely, substandard loans recorded an 11% contraction to 3,126 million euro, with an incidence on total loans to customers of 1.8%, compared to 2.2% of December 2004, and a degree of coverage of over 27%, with a one percentage point increase.

Restructured loans decreased to 92 million euro, with respect to 212 million euro at the end of 2004.

Risk implicit in performing loans is calculated collectively on the basis of the risk configuration of the entire portfolio analysed via models which consider the Probability of Default (PD) and Loss Given Default (LGD) of individual loans.

Cumulated collective adjustments amounted to 1,020 million euro and represented an average percentage of over 0.6% of gross exposure related to performing loans to customers. Such cumulated provisions are deemed to be adequate to cover the risk in performing loans.

Customer funds

	31.12.2005	31.12.2004 including IAS 39 (*)	(in millions of euro) Changes amount	%
Deposits	15,306	14,048	1,258	9.0
Current accounts and other	85,493	80,945	4,548	5.6
Other	4,377	5,142	-765	-14.9
Repurchase agreements	10,094	9,372	722	7.7
Due to customers	115,270	109,507	5,763	5.3
Securities issued	72,320	71,014	1,306	1.8
Direct customer deposits	187,590	180,521	7,069	3.9
Net value of related fair value hedge derivatives	97	206	-109	-52.9
Total	187,687	180,727	6,960	3.9
Indirect customer deposits	287,800	271,516	16,284	6.0
Customer deposits under administration	475,487	452,243	23,244	5.1

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Direct customer deposits, including securities issued, reached 187,590 million euro, with a 3.9% improvement on the figure at the end of 2004. Figures as at 31st December 2005 continue to reflect customers' high propensity for liquidity or, in any case, for short-term investments. Deposits and current accounts, considered together, confirmed such trend with a 6.1% increase also partly affected, towards the end of the year, by deposits made by certain primary clients operating on the international markets.
Securities issued also rose (+1.8%), especially via certificates of deposit, mostly issued on the international markets, while other funding contracts posted a contraction which was offset by a similar increase in repurchase agreements.
Including in the aggregate the net value of related fair value hedge derivatives, which is offset by fair value measurement of due to customers hedged (mainly securities issued), total customer deposits equalled 187,687 million euro (+3.9%).

Indirect customer deposits

	31.12.2005	31.12.2004 including IAS 39 (*)	(in millions of euro) Changes amount	%
Individual portfolio management schemes	31,543	27,965	3,578	12.8
Insurance products	27,502	23,049	4,453	19.3
Total assets under management	59,045	51,014	8,031	15.7
Assets under administration and in custody	228,755	220,502	8,253	3.7
Indirect customer deposits	287,800	271,516	16,284	6.0

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Indirect customer deposits recorded a 6% growth rate, practically equally distributed between assets under management and assets under administration and in custody.
It must also be noted that after the agreement with Crédit Agricole, already described above, and the consequent deconsolidation of assets managed by Nextra, assets under management now only represents 20% of total indirect customer deposits, though it showed a particularly dynamic growth rate, especially as concerns insurance products (+19.3%).
With the exit of Nextra from the area of full consolidation, mutual funds managed by this company are no longer registered by Gruppo Intesa in assets under management but remain, in any case, in assets under administration and in custody since such funds are mainly collected via the network of Group companies.

Financial assets / liabilities held for trading

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Bonds and other debt securities	31,964	29,543	2,421	8.2
Equities and quotas of UCITS	3,056	3,159	-103	-3.3
Trading portfolio	35,020	32,702	2,318	7.1
Net value of debt securities derivatives and interest rate derivatives	-767	-1,353	-586	-43.3
Net value of currency derivatives	-112	-697	-585	-83.9
Net value of equity derivatives and stock index derivatives	-507	-232	275	
Net value of credit derivatives	3	-123	126	
Net value of trading derivatives	-1,383	-2,405	-1,022	-42.5
Other liabilities held for trading	-3,819	-2,520	1,299	51.5
Financial assets / liabilities held for trading	29,818	27,777	2,041	7.3

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Financial assets / liabilities held for trading comprise both debt securities (almost 32 billion euro) and equities (approximately 3 billion euro) as well as the positive/negative value of trading derivatives.

The trading portfolio recorded a 7.1% rise to 35,020 million euro entirely attributable to debt securities, that recorded an 8.2% growth rate, while equities and quotas of UCITS, posted a 3.3% decline.

As concerns trading derivatives, which recorded a net negative value of 1,383 million euro, the most significant component (89% of the overall net value) referred to contracts on debt securities and interest rates and on equities and stock indexes.

Financial assets available for sale

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Bonds and other debt securities	2,054	2,403	-349	-14.5
Equities and quotas of UCITS	36	60	-24	-40.0
Securities available for sale	2,090	2,463	-373	-15.1
Equity stakes	901	1,034	-133	-12.9
Private equity investments	1,074	1,386	-312	-22.5
Equity stakes available for sale	1,975	2,420	-445	-18.4
Loans available for sale	314	-	314	
Financial assets available for sale	4,379	4,883	-504	-10.3
Net value of related fair value hedge derivatives	-33	-1	32	
Total	4,346	4,882	-536	-11.0

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Financial assets available for sale, made up of debt securities and equity stakes to be sold in the short term, totalled 4,379 million euro, with a 10.3% decrease with respect to the figure of December 2004. The caption was constituted by debt securities and equities which are not held for trading of 2,090 million euro (-15.1%), mostly made up of securities classified as held for investment based on the former accounting principles and long-term securities in the portfolio of a vehicle company.

It also included equity stakes and private equity investments of 1,975 million euro, with a net contraction of 18.4%. Among the decreases particularly noteworthy are the disposals of Banco Comercial Portugues and of the investment in Italenergia Bis.
Lastly, the caption included portions of syndicated loans to be placed with third parties, amounting to 314 million euro.

Investments held to maturity

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Government securities	2,554	2,152	402	18.7
Bonds and other debt securities	256	302	-46	-15.2
Investments held to maturity	2,810	2,454	356	14.5

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The caption includes debt securities held by Group companies (mainly Eastern-European banks), that the relevant holding entity has declared will be held to maturity. These mostly referred to Government securities (90% of the total). Of these, over 2 billion euro were held by the subsidiary VUB and referred to securities underwritten at the time of the bank's privatisation.

Investments in associates and companies subject to joint control

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Investments in associates and companies subject to joint control	1,645	1,726	-81	-4.7
Other	446	448	-2	-0.4
Investments in associates and companies subject to joint control	2,091	2,174	-83	-3.8

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Investments in associates and companies subject to joint control, which are carried at equity, are recorded in the consolidated balance sheet for a total of 1,645 million euro, calculated based on the pro-quota value of the associate's shareholders' equity increased by the eventual goodwill. The subcaption "other" includes the equity investment in the Bank of Italy which, as described in Part A of the Notes to the consolidated financial statements relative to accounting policies, is stated at cost (433 million euro) in consideration of the peculiarity of the equity investment, together with few cases of controlled entities which, in consideration of their irrelevance, are also stated at cost.

Net interbank position

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
			(in millions of euro)	
Loans	2,517	2,892	-375	-13.0
Deposits	-6,338	-6,253	85	1.4
Net interbank position repayable on demand	-3,821	-3,361	460	13.7
Loans	24,594	25,673	-1,079	-4.2
Deposits	-25,433	-27,967	-2,534	-9.1
Net interbank position with notice period	-839	-2,294	-1,455	-63.4
Net interbank position	-4,660	-5,655	-995	-17.6
Net value of related fair value hedge derivatives	60	63	-3	-4.8
Total	-4,600	-5,592	-992	-17.7

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

At the end of 2005 the net interbank position recorded a contraction in its negative balance, from 5,655 million euro at the end of 2004 to 4,660 million euro (-17.6%).
The drop, which occurred mostly in the second half of 2005, reflected the imbalance between the increase in the debt balance of the "on demand" component (+13.7%) and a 63.4% decrease of the "with notice period" debt position.

Non-current assets held for sale and discontinued operations and related liabilities

As provided for by IFRS 5, assets and the related liabilities, which no longer refer to continuing operations as they are undergoing disposal, are recorded in a specific caption. For 2005, these mostly refer to assets and liabilities connected to the sale of Banco Wiese Sudameris described in the first part of this Report and mostly referred to due to and from customers and banks referred to the Peruvian network.
Instead, as concerns 2004, loans to customers referred to doubtful loans which were sold in 2005.

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
			(in millions of euro)	
Loans to customers	-	2,017	-2,017	
Investments in associates and companies subject to joint control	15	7	8	
Discontinued operations	2,831	2,142	689	32.2
Property and equipment	23	50	-27	-54.0
Other	-	51	-51	
Liabilities associated with non-current assets held for sale and discontinued operations	-2,963	-2,297	666	29.0
Non-current assets held for sale and discontinued operations and related liabilities	-94	1,970	-2,064	

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Allowances for specific purpose

In addition to cumulated provisions for Employee termination indemnities of 1,102 million euro, the caption included Allowances for risks and charges for a total of 1,732 million euro. The latter, which registered an approximately 16% growth rate, for 320 million euro referred to pension funds, whilst the remaining portion covered, as concerns the larger amounts, charges relative to legal disputes (364 million euro), revocatory actions (579 million euro), charges

related to personnel (166 million euro) and charges related to the sale of equity investments (111 million euro), as well as provisions for tax disputes (142 million euro).

Shareholders' equity

The Group's shareholders' equity, including net income for the period, amounted to 16,705 million euro. It included valuation reserves of 829 million euro which for 345 million euro referred to legally-required revaluations recorded in the past based on specific laws and for 350 million euro derived from fair value measurement of financial assets available for sale and cash flow hedge derivatives. The remaining 134 million euro represented foreign exchange differences, of which 65 million euro referred to European subsidiaries which had adopted the euro as the local currency.

Valuation reserves

(in millions of euro)

	Valuation reserves as at 31.12.2004 including IAS 39 (*)	Change in the period	Valuation reserves as at 31.12.2005
Financial assets available for sale	117	272	389
Property and equipment	-	-	-
Cash flow hedges	-32	-7	-39
Legally-required revaluations	357	-12	345
Other	102	32	134
Valuation reserves	544	285	829

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Shareholders' equity for supervisory purposes

Shareholders' equity for supervisory purposes and capital ratios as at 31st December 2005 were determined using the new instructions issued by the Bank of Italy with Letter 1157011 of 1st December 2005. Shareholders' equity for supervisory purposes and capital ratios as at 31st December 2004 are instead estimated at the moment of restatement using IAS/IFRS of opening balances at the beginning of 2005. This estimate considers so-called "prudential filters" indicated by the Basel Committee in 2004.

Total capital and capital ratios	31.12.2005	(in millions of euro) 31.12.2004 including IAS 39 (*)
Tier 1 capital	15,096	13,900
Tier 2 capital	5,800	6,773
Items to be deducted	-1,240	-620
Total capital	19,656	20,053
Credit risks	13,760	13,046
Market risks	1,303	1,240
Tier 3 subordinated loans	-	-
Other capital requirements	140	277
Capital requirements	15,203	14,563
Excess capital	4,453	5,490
Risk-weighted assets	190,038	182,042
Capital ratios %		
Core Tier 1 / Total risk-weighted assets	7.10	6.69
Tier 1 / Total risk-weighted assets	7.94	7.64
Total capital / Total risk-weighted assets	10.34	11.02

(*) Comparative figures calculated using IAS/IFRS, including estimated impact of application of IAS 39 relating to financial instruments.

Shareholders' equity for supervisory purposes amounted to 19,656 million euro, against risk-weighted assets of 190,038 million euro. The total capital ratio equalled 10.34% of which 7.94% referred to Tier 1 capital. The ratio between Tier 1 capital net of preference shares and risk-weighted assets (Core Tier 1) equalled 7.10%.
The decrease in the overall requirement is attributable to both the reimbursement of subordinated loans (decrease in Tier 2 capital) and the rise in items to be deducted, following the instructions issued by the Bank of Italy with Letter of 1st December 2005 which set out the inclusion in items to be deducted of the carrying value of equity investments in insurance companies and of 1/5 of the value of the equity investment in the Bank of Italy.

The following table illustrates the reconciliation of the Parent Company's shareholders' equity and net income with consolidated shareholders' equity and net income.

	Shareholders' equity	(in millions of euro) of which net income as at 31.12.2005
Parent Company's balances as at 31st December 2005	14,251	1,564
Effect of consolidation of subsidiaries subject to control and joint control	2,136	1,778
Effect of consolidation of subsidiaries carried at equity	15	208
Reversal of sale of subsidiaries, investments in associates and companies subject to joint control	-	-12
Reversal of adjusments to subsiadiaries, investments in associates and companies subject to joint control	-121	-121
Restatement of goodwill	-8	-
Dividends collected during the period	-	-385
Other	432	-7
Consolidated balances as at 31st December 2005	16,705	3,025

Breakdown of consolidated results by business area and geographic area

In this chapter consolidated results are broken down by business area (the so-called primary segment foreseen by IAS 14) and by geographic area (secondary segment).
Gruppo Intesa operates with a divisional, customer-oriented structure, which up to the end of 2005, was made up of four business areas: the Retail Division, the Corporate Division, the Italian Subsidiary Banks Division, the International Subsidiary Banks Division, as well as Central Structures, which guarantee the governance and control of the operating units, and, as of 1st January 2006 – as already mentioned - Banca Intesa Infrastrutture e Sviluppo, the new Group bank which absorbed the financial activities related to the public sector and to infrastructures.
The Retail Division operates with approximately 2,100 branches and over 26,000 employees serving approximately 6 million customers, consisting of Households, SMEs (with turnover up to 50 million euro) and Non-Profit Entities. The Retail Division is in charge of the Parent Company's traditional lending and deposit collecting activities and also the offer of i) private banking services, ii) bancassurance and pension products, iii) mutual funds, iv) industrial and consumer credit, v) financial leasing, as well as vi) management of electronic payment instruments.
The Italian Subsidiary Banks Division is constituted by the Italian subsidiary banks performing retail banking activities. They are medium-sized or small banks, with a markedly local vocation, that operate with over 900 branches and over 8,000 employees in close coordination with the Retail Division, pursuing the optimisation of commercial synergies by sharing the most important initiatives for serving approximately 1.7 million customers.
The International Subsidiary Banks Division provides directives, coordination and support to the subsidiaries abroad that mainly perform retail and commercial banking activities mostly in Central-Eastern Europe, in Croatia, Slovakia, Serbia and Montenegro, Hungary and the Russian Federation. This involves over 5 million customers, which are served by over 800 branches and over 17,000 employees in the Group.
The Corporate Division manages a customer portfolio of approximately 17,000 large companies and financial institutions with a turnover exceeding 50 million euro, and operates through over 50 branches and with over 5,000 employees, with specific skills in mergers and acquisitions, structured finance, merchant banking, capital markets, global custody, and through the specialized network abroad made up of the Parent Company's branches and representative offices and of other Group companies performing corporate banking activities. The Division guarantees reference customers a global and integrated offer of products and services through both traditional territorial structures and IT channels.
As mentioned above Central Structures are in charge of governance and control activities and also of treasury and strategic finance activities as well as of the management of the Parent Company's securities portfolio.

With regard to secondary segment reporting, based on geographic area, Gruppo Intesa's activities are mostly concentrated in Italy (88% and 82% of the total respectively for loans to customers and customer deposits). The Group has also a significant presence in Central-Eastern European Countries (Croatia, Hungary, Slovakian Republic), and in the Russian Federation that together represent 7% of loans to customers and customer deposits.

BUSINESS AREAS

Retail Division

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	%
Net interest income	2,839	2,727	112	4.1
Dividends	-	1	-1	
Profits (Losses) on investments carried at equity	98	70	28	40.0
Net fee and commission income	2,399	2,087	312	14.9
Profits (Losses) on trading	2	19	-17	-89.5
Other operating income (expenses)	20	47	-27	-57.4
Operating income	5,358	4,951	407	8.2
Personnel expenses	-1,686	-1,670	16	1.0
Other administrative expenses	-1,058	-1,091	-33	-3.0
Adjustments to property, equipment and intangible assets	-212	-220	-8	-3.6
Operating costs	-2,956	-2,981	-25	-0.8
Operating margin	2,402	1,970	432	21.9
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-7	-2	5	
Net adjustments to loans	-448	-304	144	47.4
Net impairment losses on other assets	-	-	-	-
Profits (Losses) on investments held to maturity and on other investments	-2	-	2	-
Income (Loss) before tax from continuing operations	1,945	1,664	281	16.9

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	%
Loans to customers	81,160	75,917	5,243	6.9
Due to customers	52,650	53,015	-365	-0.7
Securities issued	23,927	29,274	-5,347	-18.3
Net interbank position	-16,952	-17,469	-517	-3.0

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The Retail Division generated 53.2% of the Group's operating margin (52.5% as at December 2004) with an absorption of capital (4,919 million euro) of 42.6% (43.0% at the end of 2004) and risk-weighted assets of 79.5 billion euro (approximately 42% of the total).
Income before tax from continuing operations amounted to 1,945 million euro (+16.9% on 2004). This was due to a rise in operating income (+8.2% from 4,951 million euro to 5,358 million euro), a contained reduction in operating costs (-0.8%, from 2,981 million euro to 2,956 million euro) and higher net adjustments to loans (+47.4%, from 304 million euro to 448 million euro). This positive economic performance led to a general improvement in financial ratios. In particular, the cost/income ratio declined from 60.2% in 2004 to 55.2% in 2005, benefiting from both the contraction in costs and the rise i n net income.

Pre-tax ROE was 39.5% against 35.1% a year earlier, as a result of the increase in income before tax whilst capital employed was virtually unchanged.
The Retail Division's EVA represented 47.5% of the Group's consolidated EVA and reached 832 million euro, with a 173 million euro increase from December 2004.
Within the Division, the aggregate of retail branches and SME branches substantially contributed to the rise of income before tax from continuing operations (+21.7% compared to the previous year) due to the considerable increase in operating income (+384 million euro, with a 9.4% growth rate).
In particular, net interest income recorded a 4.1% improvement compared to 2004, mainly due to the strong expansion of medium- and long-term loans, that registered a 12.3% rise in terms of average volumes.
The expansion reflected higher demand for residential mortgages from retail customers and benefited from the broad range of products offered, enriched by the introduction of Mutuo 95 in 2005. The medium-term product PrestIntesa continued to be greatly appreciated just like PrestIntesa Maxi launched in 2005. Together these two products reached overall disbursements exceeding 2 billion euro.
Medium- and long-term loans registered a strong expansion also in the market of small- and medium-sized companies with a 13.9% increase in average volumes compared to the previous year, also as a result of the lower interest rates compared to short-term loans.
Average volumes of direct customer deposits (current accounts and saving deposits) were virtually stable, whereas medium- and long-term customer deposits registered a 3,648 million euro reduction.
Interest rates recorded a slight reduction in both lending and funding components. The effect on the statement of income was however positive since the volumes of customer deposits were higher than loans to customers.
The service management sector recorded a marked improvement (+14.9% on 2004). This result was mainly due to the commissions related to the placement of structured bonds issued by third parties and to two different categories of insurance products. With regard to the placement of bonds, activities were focused on the issue of structured bonds with guaranteed capital at maturity.. Placements totalled approximately 4.6 billion euro in 2005, most of which (3.8 billion euro) made up of third party issues (Dexia and Mediobanca). Such activities, very contained in 2004, generated commissions for approximately 160 million euro. With regard to insurance products, the first category which generated substantial revenues was represented by life-insurance products, with an increase in commissions of 68 million euro compared to 2004 (+45.9%). Volumes of the new premiums were substantial and 10% higher than the already excellent results achieved in 2004. The improvement in commissions is attributable to the different product-mix sold with an expansion of higher value added policies, that were favoured by customers. New premiums collected in 2005 totalled 5,838 million euro, and mainly consisted of traditional products as well as of index-linked products and products of the Ramo 1 (such as IntesaSempre).
The other category that registered a positive performance was made up of policies linked to mortgages and personal loans, available both for new loans and for contracts stipulated in previous years. The relevant commissions registered a 107 million euro rise, from 29 million euro in 2004 to 136 million euro in 2005.
The amount of capital insured in 2005 equalled 6,773 million euro, of which 5,231 million euro related to mortgages and 1,542 million euro to personal loans.
With regard to commissions from dealing in securities, mutual funds and asset management, to commissions from current accounts and from the use of credit cards, economic results either recorded a slight improvement or maintained the profitability of 2004. In particular, the mutual funds and portfolio management sector showed signs of recovery in the last part of the year, after a prolonged period of relative stability.
Operating costs registered a slight improvement compared to 2004.
The increase in net adjustments to loans was attributable not only to the transfer to doubtful loans of positions previously recorded as substandard loans, but also to the increase in the latter and to the inclusion in non-performing loans – in compliance with legislative provisions of the Bank of Italy – of loans past due by over 180 days.

The continuous improvement in customer satisfaction levels – area recently covered by the Customer Satisfaction Department – reflected specific initiatives that involved four main areas of

intervention: Presidio Qualità, through the definition and the verification of the quality standards offered to customers; Customer Satisfaction, through the constant monitoring of customer satisfaction levels; Posizioni Clienti, with the in-depth analysis of widespread or potential problems, of critical situations and with the identification of the interventions necessary to overcome them; Nuovo Modello di Filiale, aimed at guaranteeing adequate customer service, identifying possible areas of improvement.
In the Retail sector, 2005 was characterized by the rise in non-life insurance products. In fact, noteworthy was the considerable expansion in Intesa Proteggi Mutuo, the innovative multirisk insurance coverage on mortgages, which immediately attracted customers, with a percentage coverage of newly-granted mortgages of approximately 51%; moreover, the sale of insurance policies combined with the placement of PrestIntesa was consolidated. A further boost was given by the credit protection sector with the launch of the Intesa Rata Sicura product range, which protects holders of floating-rate mortgages from the risk of rising interest rates. The products protecting from interest rate risks were greatly appreciated from the first days of distribution, with over 3,100 customers who purchased a coverage.
Within the mortgaged lending sector, the range of mortgages was broadened with the introduction of Mutuo 95, which allows to finance up to 95% of the purchase of the first home and of Mutuo Flex, which allows the payment of just interest on a monthly basis and to plan a flexible reimbursement of the capital. The consumer credit sector was also characterized by the positive appreciation of PrestIntesa and PrestIntesa Maxi, the latter being capable of meeting higher spending needs, with loans from 30,000 to 75,000 euro, delaying the reimbursement up to 96 months, with the option to choose between fixed and floating interest rates. In 2005 personal loans totalled 2 billion euro (+36% compared to 2004).
The range of managed funds was further renewed and enriched. In particular, in mid-December, Intesa Garanzia Attiva was launched, the first mutual fund in Italy with guaranteed capital which offers customers an innovative product capable of providing dynamic asset management combined with guaranteed capital after 5 years. In the bancassurance sector, the offer was further developed with the launch of 22 Index Linked products, which represented a significant portion of total products placed.
In 2005 the product range was broadened as concerns current accounts, debit and credit cards and investment products. Noteworthy was the launch, at the end of August, of Conto Intesa 18-26, the new account for young people, up to 26 years of age, capable of offering all bank and extra-bank-services at a very low, fixed, monthly fee. In the last four months of 2005 20,000 such accounts were opened, 60% of which to new customers.
During the year four intense campaigns were launched on all media to promote key products, Conto Intesa, PrestIntesa and the new Mutuo 95, that boosted sales and the acquisition of new customers. The advertising campaign for Conto Intesa focused on the Bonus Intesa discounts programme, which, after the development of favourable agreements with large national and local partners for a total of 11,000 outlets covering all main product categories, represented a significant source of value added for Conto Intesa. At the end of 2005 holders of an account of the Conto Intesa range made transactions with Bonus Intesa partners for a total of 33 million euro benefiting from refunds on their current account for almost 1 million euro. At December 2005 there were over 537,000 Conto Intesa opened, 40% of which opened by new customers. The transfer to Conto Intesa, due to higher value added for customers, determined an increase in cross-selling and in customer satisfaction.
In the payment cards sector the distribution of Intesa Flash commenced. Intesa Flash is a prepaid and rechargeable card issued and used even without a current account, that is mainly addressed to young customers. It immediately received a positive response in terms of sales with almost 74,000 new cards issued in little over five months.
Within investment products the Bank launched Intesa Per Domani, an innovative capital accumulation plan for the investment funds Intesa Bouquet, which allows to accumulate capital for a defined person – even a minor – indicating the date from which the beneficiary will acquire title of the accumulated capital. Again in the same area, individual portfolio management schemes continued to be converted into the new Intesa Dialogo lines, launched at the beginning of 2004, that, due to the multimanager approach and to the strengthening of investment processes, continued to register very interesting performances.
Important innovations were also made in the offer to Small business customers. Together with Conto Intesa Business, new products were launched to satisfy specific needs, such as i) in

current accounts, Conto Intesa Condominio, specifically designed to meet specific requirements of administrators of apartment blocks, ii) in payment cards, Carta Intesa Business, iii) in cash management, Intesa Sistema Liquidità, and iv) in insurance coverage, Intesa Proteggi Mutuo Business for life and multirisk coverage. Furthermore, over 30 direct mailing campaigns were launched with a total of 3 million letters sent during the year. Commercial approach to management of customer portfolios was strengthened through the creation of Small Business Managers, who are dedicated to meeting specific needs of target customers. The branch's front-end platform was enriched with the introduction of segment functions, particularly regarding the area of monitoring credit risks, and the "Portfolio analysis" application was launched to enable the single Manager to start branch commercial campaigns for specific business areas.

The initiatives and the projects developed with reference to the market of Small and medium-sized enterprises (SMEs) pursued the objective of strengthening the Group's *leadership position* in the segment, achieving important results, even more significant in a stagnant economy. The interventions mainly regarded the refining of the commercial tools, the development of the organisational model and of professionalism and the broadening of the product range.

In relation to commercial tools a Customer Relationship Management model, specific for SMEs, was implemented to support marketing analysis and the network's sales activities.

From the organisation and professionalism standpoint, the distribution model of the Branches servicing SMEs was refined, optimising their presence in the territory and strengthening their sales teams. With regard to the broadening of the product and service range, significant initiatives were initiated to support growth and innovation of SMEs. In fact, IntesaNova was launched, a programme aimed at funding projects for process/product innovation and information and communication technology which avails itself of the contribution of a qualified *scientific network* (Polytechnics, Universities). Moreover, with the purpose of supporting companies in the comprehension of the new Basel II provisions and favouring an evaluation of their impact on credit to SMEs, a diagnosis and consultancy service named IntesaBasilea was launched, with the support of innovative information technology instruments. An important contribution to growth of total medium- and long-term disbursements (over 30% per year) also came from the financing programme launched in partnership with Eurofidi, assisted by the specific guarantee granted by the consortium.

The internationalisation strategies of SMEs were supported by Intesa Export that was developed in partnership with SACE: a chirographic medium-term loan guaranteed by SACE, reserved to customers with a high propensity for exports, to support their international investment programme. This product is absolutely new for the Italian banking system, being the first financial credit insurance operation finalised by SACE.

To relaunch the competitiveness of our SMEs a new range of support services was structured (Intesa Soluzioni), which enables – via the collaboration with qualified outside partners – the identification and implementation of information technology solutions to support day-to-day activities of companies, favouring growth and the recovery of competitiveness of such companies. To this aim a new information portal specific for SMEs was implemented in cooperation with Sole 24 Ore (Sviluppo PMI).

A new short-term loan, named Intesa Tandem, was structured: it is based on a specific agreement between Banca Intesa and production and/or commercial companies, whereby the company under the agreement is credited in one solution net of interest, whilst the reselling company reimburses the loan according to a pre-established amortisation plan with instalments made up of only capital.

With regard to solutions for the coverage of interest rate risks, a line of derivative instruments named Intesa Sistema Protezione was developed. Lastly, for the purpose of offering a range of increasingly-customised products, two current accounts were specifically devised for smaller enterprises, Conto Intesa PMI and Conto Intesa PMI Plus. These accounts are designed to reward customers who reserve Banca Intesa rising portions of their business, with the aim of eventually assuming the role of main bank.

With regard to the development of commercial activities related to the segment Religious and Non-Profit Entities, the Bank launched a new offering system called Mosaico in November. It has modular characteristics capable of meeting different needs. The offer is articulated in a current account (Conto Intesa Mosaico) charging a floating fee, determined on the basis of the customer's assets and the use of the remote banking service. In addition to this basic product

there are other short- and medium-term investment products, funding products as well as insurance coverage. Furthermore, customers can request technologically-advanced software solutions and advisory services to satisfy specific needs.

The Retail Division is in charge of certain subsidiaries, the activities of which are strictly synergic with the Parent Company's sales network. Private banking activities are performed through Banca Intesa Private Banking, for which 2005 was the first year of full operations. The company, in the twelve months, recorded a net income of 41.3 million euro compared to a loss of 5.5 million euro in the same period of the previous year; the latter figure was not directly comparable considering both the different operating size and the fact that it was mainly affected by the expenses linked to the organisational and corporate restructuring. In fact, company operations increased following the gradual transfer to the new bank of Banca Intesa's private customers and therefore all statement of income aggregates recorded substantial rises. As at 31st December 2005, balance sheet aggregates highlighted indirect customer deposits of over 27 billion euro, of which assets under management of over 17 billion euro, direct customer deposits amounting to 977 million euro and loans to customers of 221 million euro.

The Division's operating margin also benefited from commissions for the distribution of Intesa Vita insurance products placed through the branch network. Intesa Vita is a subsidiary of the Generali group and is consolidated by Gruppo Intesa with the equity method. The statement of income as at 31st December 2005 closed with a net income, determined according to IAS/IFRS, of 171.7 million euro, after having collected gross premiums of 7,840 million euro. At the end of 2005 Intesa Vita's technical insurance reserves exceeded 25 billion euro, while shareholders' equity equalled 1,494 million euro.

The network also distributes the supplementary pension funds of Intesa Previdenza, which as at 31st December 2005, managed net assets of 1,192 million euro, due to the positive contribution of the open-end pension funds sector, where Gruppo Intesa maintained the leadership in terms of both assets (25.2%) and new subscriptions (26.7%). Funding activities recorded a positive performance, with particular reference to open-end pension funds, that registered a 26% increase over the twelve months. The development of individual subscriptions (over 90% of the total) is mainly pursued among self-employed workers, independent professionals and public employees, whilst the collective subscriptions sector is addressed, with specific marketing initiatives, to subordinate employees. At the end of 2005, the total number of subscribers of pension funds (open-end and pre-existing) was close to 135,000. 2005 closed with a modest net income (0.3 million euro) which, however, highlights an improvement compared to the result of 2004.

Medium- and long-term lending activities are carried out through Banca Intesa Mediocredito and Banca CIS.

Banca Intesa Mediocredito posted a net income for 2005 of 48.1 million euro, with an approximately 15% reduction compared to 2004. This was mainly due to the erosion in profitability caused by the stagnation that affected its sectors of operations. Net interest income was not affected and recorded a 6.3% growth rate whilst net fee and commission income significantly decreased (-14.8). Lower dividends were collected from the subsidiary Banca CIS and personnel expenses recorded a rise, mainly due to supplementary social security charges. Lower net adjustments to loans (-3.4%) rebalanced profitability and led to an income before tax from continuing operations up by 3.3%. The higher tax burden, attributable to the fact that adjustments to loans are irrelevant for IRAP, led to the aforementioned reduction in net income. Balance sheet figures show, compared to December 2004, a slightly over 1% contraction in loans to customers, at 13,166 million euro, and interbank funding of 11,224 million euro, which was the main source of funding.

Banca CIS closed 2005 with a net income of 14 million euro, 8.3% lower than the comparable figure in 2004. In detail, the approximately 8% reduction in net interest income, due to the structural contraction in unit margins and the drop in net fee and commission income, led to a reduction in operating income slightly over 8%, partly balanced by effective containment of operating costs (approximately -12%). This allowed to contain to 5.2% the reduction in operating margin. Net adjustments to loans, more than halved from the comparative figure, recorded a significant drop. Main balance sheet figures highlighted loans to customers at 1,290 million euro (+5.6% with respect of the figure as at the end of 2004) and net interbank funding – which constituted the primary source of funding – at 1,020 million euro (approximately +25%).

During 2005 Intesa Leasing stipulated, through the network of Group banks, approximately 15,700 new contracts, for an overall countervalue of 3,080 million euro, with a 9.6% progress compared to the corresponding figure of the previous year. Over 50% of these contracts referred to the real estate sector, which was the sector with the highest growth rate. As at 31st December 2005, loans to customers, almost entirely generated by leasing operations, were close to 6,820 million euro (+13.2% on December 2004). As to the statement of income, the company closed the period with a net income of 21 million euro which, on a consistent basis, compares with a net income of 24.7 million euro in 2004. In fact, the previo us year's result benefited, net of the tax effect, from approximately 16 million euro as capital gain realised with the non-recurring sale of the junior security derived from the securitisation of lease receivables which was structured at the end of 2003.

Setefi, specialised in management of electronic payment systems, performs the duties of acquirer for retailers, issues proprietary credit cards and manages the Moneta cards for Group banks. The company uses its own network of POS terminals and is in charge of the e-money system through the management of the Monetaonline site. In 2005 Setefi further expanded its activity, with an 11.5% increase in total transaction volumes. The number of directly -issued or managed cards exceeded 3.8 million while proprietary and third-party POS terminals were close to 115,000. The company closed 2005 with a net income of 26.6 million euro, up by 2.5% compared to the result of 2004.

As already described in this Report, Gruppo Intesa, within a broad strategic agreement regarding asset management activities, sold to the Crédit Agricole group 65% of Nextra *Investment Management*. Later, in March 2006, Gruppo Intesa entered in the capital of Crédit Agricole Asset Management Sgr, the Italian subsidiary of the Crédit Agricole group, that will absorb Nextra's activities.

In 2005 the operations of Nextra Investment Management and of its subsidiaries, entirely pertaining to Gruppo Intesa, contributed to the consolidated statement of income a result of approximately 47 million euro.

Finally, a contribution to the results achieved by the Division came from the consumer credit activities performed through Agos, the joint venture established with Crédit Agricole, that registered a net income for 2005 of 59 million euro and total disbursements of 3,753 million euro.

Italian Subsidiary Banks Division

	2005	2004 including IAS 39 (*)	Changes amount	%
			(in millions of euro)	
Net interest income	903	844	59	7.0
Dividends	10	7	3	42.9
Profits (Losses) on investments carried at equity	-	-	-	-
Net fee and commission income	523	499	24	4.8
Profits (Losses) on trading	77	46	31	67.4
Other operating income (expenses)	7	19	-12	-63.2
Operating income	1,520	1,415	105	7.4
Personnel expenses	-509	-483	26	5.4
Other administrative expenses	-228	-221	7	3.2
Adjustments to property, equipment and intangible assets	-28	-35	-7	-20.0
Operating costs	-765	-739	26	3.5
Operating margin	755	676	79	11.7
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-137	-35	102	
Net adjustments to loans	-93	-136	-43	-31.6
Net impairment losses on other assets	-	-	-	-
Profits (Losses) on investments held to maturity and on other investments	18	13	5	38.5
Income (Loss) before tax from continuing operations	543	518	25	4.8

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	%
			(in millions of euro)	
Loans to customers	25,472	22,997	2,475	10.8
Due to customers	17,373	17,606	-233	-1.3
Securities issued	8,849	7,008	1,841	26.3
Net interbank position	2,289	2,542	-253	-10.0

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

During 2005, the Division further enhanced its market shares and profitability. Economic results improved, with an over 7% increase in operating income, that at 1,520 million euro represented 15.2% of the Group's consolidated operating income. Operating costs, at 765 million euro led to an operating margin of 755 million euro (+11.7%), corresponding to a cost/income ratio of 50.3% (ex 52.2%). Also income before tax from continuing operations registered an appreciable rise to 543 million euro (+4.8%).

Balance sheet figures highlighted loans to customers of 25,472 million euro (+10.8%) and direct customer deposits, including bonds issued, of 26,222 million euro (+6.5%).

The Division had risk-weighted assets for 26.4 billion euro and an allocated capital of 1,581 million euro.

In 2005 Cassa di Risparmio di Parma e Piacenza registered a net income of 143.4 million euro, approximately 13% lower than the figure of the previous year. The reduction in net income is solely attributable to the need for higher provisions for risks and charges in relation t o the

aforementioned initiatives of the Commissioner of the Parmalat group. The 2005 result – which, excluding the charge mentioned above, would have highlighted an approximately 23% rise – was mainly attributable to the positive trend of operating revenues (+8.1%). In detail, net interest income increased by approximately 2% and net fee and commission income recorded a 1.3% rise confirming a constant development of ordinary operations. Profits on trading – more than tripled the comparative figure – also benefited from disposal of financial assets. The favourable trend of revenues allowed to absorb the increase in operating costs (+3.3%) – also determined by an expansion in the bank's operations and by higher commercial and organisational investments – leading to a significant improvement in operating margin (+12.4%). Substantial provisions for risks and charges were balanced by significantly lower net adjustments to loans (approximately -27%). Main balance sheet aggregates increased: loans to customers to 11,698 million euro (+12.3%), direct customer deposits to 12,566 million euro (+10.1%) and indirect customer deposits to 26,404 million euro (+11%).

Banca Popolare FriulAdria closed the 2005 statement of income with a net income of 54.1 million euro, approximately 23% higher than the corresponding figure of 2004. This result benefited from higher operating income (approximately +6%) only marginally affected by the entirely physiological rise in operating costs (+1.1%). With regard to revenues, the increase in net interest income (+8.7%), attributable to the growth of intermediated volumes, the confirmation of the positive trend of net fee and commission income and the increase in other net operating income, fully absorbed both the modest reduction in profits on trading and the mentioned rise in operating costs, the latter being partly due to the implementation of important projects for the development of the commercial network.

The result for the period was positively influenced by profits generated by the disposal of real estate assets as well as by lower adjustments to non-performing loans. Balance sheet aggregates highlighted increases in both loans to customers (+11% to 3,742 million euro) and direct customer deposits (+9.6% to 3,061 million euro), whilst indirect customer deposits confirmed the 2004 figure (+0.4% to 5,144 million euro).

Banca di Trento e Bolzano closed the 2005 statement of income with a net income of 14.4 million euro, with an approximately 2% increase compared to 2004. A more detailed analysis shows an approximately 15% increase in net interest income attributable to the rise in intermediated volumes and stable spreads. Positive trends were also recorded by net fee and commission income (+14.3%) and profits on trading (approximately +33%) – which benefited from the sale of Government securities classified as assets available for sale – leading to an approximately 15.4% increase in operating income. This increase allowed to fully absorb the rise in operating costs, essentially ascribable to the bank's expansion, as well as higher prudential provisions for risks and charges for revocatory actions. Net adjustments to loans, instead, registered an over 24% contraction. As to the balance sheet, loans to customers recorded an increase from the end of 2004 (+10.7% to 1,907 million euro), whereas direct customer deposits showed a virtual stability (1,670 million euro; -0.4%) despite the cease of treasury services for the Bolzano province, the effect of which was therefore completely recovered. A similar recovery was instead impossible for indirect customer deposits that dropped by approximately 9% to 1,967 million euro.

In 2005 Cassa di Risparmio di Biella e Vercelli posted a net income of 29.1 million euro, with an over 50% increase on the corresponding figure of the previous year. The improvement was due to revenues: increases were recorded by both net interest income, mostly in the customers and securities component, and by net fee and commission income, mainly in the management, intermediation and services component. Notwithstanding losses on trading, operating income recorded a rise exceeding 7% and operating margin of 8.2%, with administrative expenses registering an increase, also following the pursuit of development projects. Net adjustments to loans were practically in line with 2004. Balance sheet figures showed a rise in loans to customers to 2,325 million euro (+14.2%) against a direct customer deposits that, at 2,259 million euro (-0.6%), virtually confirmed the amounts of the previous year. Indirect customer deposits (3,248 million euro) recorded a 6.4% expansion, with customers confirming their preference for bancassurance products.

The Saving Banks in Central Italy, united under the control of Intesa Casse del Centro, registered better overall results mostly due to higher income. In fact, the aggregates highlighted an increase in net interest income and in net fee and commission income, a moderate and selective rise in operating costs also due to new investments and a markedly downward trend in net adjustments to loans.

The Saving Banks, considered on a single basis, registered the following net incomes: Cassa di Risparmio di Viterbo, 20.4 million euro (+13%), Cassa di Risparmio di Ascoli Piceno, 16.2 million euro (+16%), Cassa di Risparmio di Terni e Narni, 14.7 million euro (+60%), Cassa di Risparmio di Rieti, 10.6 million euro (+6%), Cassa di Risparmio di Foligno, 11 million euro (+26%), Cassa di Risparmio di Spoleto, 9 million euro (approximately +40%) and Cassa di Risparmio di Città di Castello, 5 million euro (almost doubled).

Cassa di Risparmio di Fano, which closed the year with a net income of 9.1 million euro, was included in the consolidated financial statements as of 1st October 2005 and therefore only the result related to the last three months was reflected in the Group's statement of income. Compared to as at December 2004, aggregate balance sheet figures showed a positive rise in both loans to customers (approximately +6% to 5.8 billion euro) and customer deposits (approximately +3% to 6.5 billion euro). Indirect customer deposits registered, instead, an expansion exceeding 5% to 5.7 billion euro, mainly due to the asset management component.

International Subsidiary Banks Division

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	%
Net interest income	730	678	52	7.7
Dividends	-	3	-3	
Profits (Losses) on investments carried at equity	-6	-	6	-
Net fee and commission income	305	252	53	21.0
Profits (Losses) on trading	144	108	36	33.3
Other operating income (expenses)	-17	-57	-40	-70.2
Operating income	1,156	984	172	17.5
Personnel expenses	-300	-256	44	17.2
Other administrative expenses	-270	-252	18	7.1
Adjustments to property, equipment and intangible assets	-87	-87	-	-
Operating costs	-657	-595	62	10.4
Operating margin	499	389	110	28.3
Goodwill impairment	-	-5	-5	
Net provisions for risks and charges	-13	-7	6	85.7
Net adjustments to loans	-141	-116	25	21.6
Net impairment losses on other assets	-7	-10	-3	-30.0
Profits (Losses) on investments held to maturity and on other investments	9	-	9	-
Income (Loss) before tax from continuing operations	347	251	96	38.2

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	%
Loans to customers	11,837	9,534	2,303	24.2
Due to customers	12,509	11,349	1,160	10.2
Securities issued	640	445	195	43.8
Net interbank position	-1,182	-191	991	

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Positive results were also achieved by the Group entities operating in foreign markets, which find in the Eastern-European Countries, characterised by high growth rates, the most attractive development opportunities. The Division, which is in charge of subsidiaries abroad, recorded a positive trend. Operating income rose by over 17% to 1,156 million euro and represented 11.5% of the Group's consolidated operating income. The programmed incre ase in operating costs to 657 million euro (+10.4%) was linked to the expansion of activities and of the operating network in the various areas where the Group is active. Therefore, operating margin improved by 28.3% to 499 million euro, with a cost/income ratio of 56.8% (ex 60.5%). Income before tax from continuing operations rose by 38.2% to 347 million euro.

Balance sheet figures showed loans to customers of 11,837 million euro (+24.2%) and direct customer deposits, including securities issued, of 13,149 million euro (+11.5%) as well as a higher recourse to interbank credit to fund the considerable rise in loans to customers.

The Division had risk-weighted assets for 16.3 billion euro and an allocated capital of 983 million euro.

Gruppo Intesa operates in Central-Eastern Europe with the fourth Hungarian bank (Central-European International Bank), the second Croatian bank (Privredna Banka Zagreb), the second Slovakian bank (Vseobecna Uverova Banka) and, more recently, with the second bank in Serbia and Montenegro (Banca Intesa Beograd). Gruppo Intesa is also present in the Russian Federation with ZAO Banca Intesa and with the recently-acquired KMB Bank.

In 2005 Hungary recorded an increase in GDP, mainly due to the expansion in the construction sector and an improvement in the trade deficit determined by the rise in exports. The macroeconomic framework was completed by practically stable inflation and unemployment, whereas the local currency showed certain signs of weakness.

The Central-European International Bank (CIB) group registered a net income for 2005 of 75.1 million euro, approximately 29% higher than that of the previous year. Net interest income increased (+3.2%), due to higher volumes that absorbed the significant contraction in spreads, and net fee and commission income recorded an even higher growth rate (+12.6%). Also profits on trading were far higher than in 2004. As to charges, impairment losses on loans showed a significant reduction, whereas operating costs evidenced a strong increase that was directly connected to the expansion of the group's operations especially in the retail sector, with the opening of new branches and the consequent increase in employees. Compared to December 2004, balance sheet aggregates registered 19 % increases both in loans to customers (4,792 million euro) and in direct customer deposits (3,162 million euro).

The Croatian macroeconomic scenario was basically positive, with a good growth rate in GDP, expected to rise further in 2006, and with moderate and decreasing inflation even if unemployment remained high. Last October negotiations for the entry of Croatia in the European Union were started. In this scenario, the Privredna Banka Zagreb (PBZ) group closed 2005 with a net income of 107.7 million euro (approximately +12%). This result was due to the good performance of net interest income (approximately +7%), to a strong growth in net fee and commission income (+11.4%), with a particular expansion in the credit cards segment, and to an equally positive result in profits on trading (approximately +14%, mainly due to foreign exchange and equity market activities). Among cost components, operating costs recorded a rise mainly attributable to the increase in personnel expenses linked to the plan to increase the effectiveness of front- and back-office resources, whilst net adjustments to loans were marginally lower than those of the previous years.

In fact, compared to December 2004, the main balance sheet items highlighted a rise in loans to customers (3,884 million euro, approximately +22%) and in direct customer deposits (4,438 million euro, almost +13%).

In the Slovakian Republic the macroeconomic scenario remained stable and GDP recorded a rise above expectations, mainly due to the boost in domestic demand in presence of an appreciation of the local currency and a rise in employment, whereas inflation was affected by the increase in energy prices. In 2005, the Vseobecna Uverova Banka (VUB) group posted a net income of 95.8 million euro, with an approximately 34% increase on 2004. This was the combined result of rises in net interest income (approximately 17%) and in net fee and commission income (approximately +45%), mainly in the asset management and credit cards sectors, whilst a slightly over 2% decline was recorded in profits on trading, mainly as a result of shrinking foreign exchange margins. Again in this case the increase in operating costs was also linked to the increase in personnel expenses due to the strengthening of the managerial component. Net impairment losses on loans rose from as at 31st December 2004 mainly as a result of the notable growth recorded in the loan portfolio. Balance sheet aggregates showed a considerable expansion of loans to customers to 2,263 million euro, with an approximately 45% increase on the normalised figure as at 31st December 2004, that is, net of a large, non-recurring short-term loan to an institution. Also customer deposits, influenced at the end of 2004 by the same phenomenon as loans to customers, reached 4,690 million euro, with an increase, on a normalised basis, of approximately 11%.

2005 was a positive year for Serbia which enacted a series of legislative reforms capable of creating a modern and consistent juridical framework. However, the economic situation, despite the moderate growth of production and an improvement in the trade deficit, must face difficult problems such as high unemployment and inflation.

The newly-acquired Banca Intesa Beograd (former Delta Banka) – the second largest bank in Serbia and Montenegro in terms of total assets – as at 31st December 2005 recorded loans to customers of 504 million euro and direct customer deposits of 725 million euro. The company, which closed 2005 with a net income of approximately 20 million euro, was included in the consolidated financial statements starting from the fourth quarter of 2005 and therefore, as already mentioned, the Group's statement of income reflected only the result related to the last quarter.

KMB Bank, the other recent acquisition of the Group, is the leading bank in lending and leasing activities for small enterprises in the Russian Federation. This operating sector and, at the same time, the development of specific services addressed to households will be strengthened further. As at 31st December 2005, KMB recorded loans to customers of 372 million euro, direct customer deposits of 191 million euro. The year closed with a net income of 1.5 million euro. However, since the subsidiary was included in the consolidated financial statements starting from the fourth quarter of 2005, the Group's statement of income reflected only the result related to the last three months.

As is known, to complete the disengagement from Latin America, set forth in the strategic objectives of the 2003-2005 Business Plan, in December 2005 Banca Intesa signed with Scotiabank an agreement for the sale of Banco Wiese Sudameris which was closed in March 2006. However, the 2005 result attributable to the Peruvian network pertained to Gruppo Intesa and contributed to its consolidated financial statements with a loss of 1.6 million euro. The Peruvian subsidiary's assets and liabilities were recorded among assets/liabilities under disposal and included loans to customers exceeding 1.4 billion euro and direct customer deposits of 2.2 billion euro.

Corporate Division

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	%
Net interest income	599	599	-	-
Dividends	2	9	-7	-77.8
Profits (Losses) on investments carried at equity	3	3	-	-
Net fee and commission income	926	886	40	4.5
Profits (Losses) on trading	404	285	119	41.8
Other operating income (expenses)	-31	16	-47	
Operating income	1,903	1,798	105	5.8
Personnel expenses	-358	-350	8	2.3
Other administrative expenses	-372	-399	-27	-6.8
Adjustments to property, equipment and intangible assets	-68	-71	-3	-4.2
Operating costs	-798	-820	-22	-2.7
Operating margin	1,105	978	127	13.0
Goodwill impairment	-3	-	3	-
Net provisions for risks and charges	-18	-3	15	
Net adjustments to loans	13	-221	234	
Net impairment losses on other assets	-6	-14	-8	-57.1
Profits (Losses) on investments held to maturity and on other investments	-3	-5	-2	-40.0
Income (Loss) before tax from continuing operations	1,088	735	353	48.0

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	%
Loans to customers	46,896	43,898	2,998	6.8
Due to customers	27,204	23,727	3,477	14.7
Securities issued	9,983	8,106	1,877	23.2
Net interbank position	-147	-6,527	-6,380	-97.7

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

In 2005 the Division generated an operating income of 1,903 million euro (representing 19 % of the Group's consolidated operating income), with a 105 million euro rise compared to the same period of the previous year (+5.8%). This positive result was achieved, in an unfavourable macroeconomic scenario, by i) leveraging on the client portfolio, further enhancing the relationship banking model; ii) excellent cross-selling activities through better team work between relationship and product managers; iii) strengthening origination and execution capabilities in investment banking through an integrat ed offer on the whole range of products associated with an increase in traditional services (Forex, Money Market).
The rise in operating income was sustained by net fee and commission income (+4.5%) mostly in the investment banking sector. Also profits on trading recorded a good performance, benefiting from the gains generated by the valuation of stocks and options held.
Net interest income was in line with the previous year and was affected by the programmed decline in loans to large corporate customers and by the partial erosion in spreads, particularly

in the Mid Corporate segment. The rise in direct customer deposits (+14.7%) was favoured by customer liquidity, particularly in the Large Corporate segment.
The drop in operating costs (-2.7% overall) is attributable to administrative expenses and to depreciation, despite the new investments for the formation of the Finance Operations Department and that of Banca Intesa Infrastrutture e Sviluppo. Operating margin amounted to 1,105 million euro, with a 13% rise on 2004.
Income before tax from continuing operations reached 1,088 million euro, with a 48% increase on the previous year, mostly due to net write-backs to loans (+13 million euro, compared to -221 million euro in 2004).
The Corporate Division, with 3,147 million euro, absorbed 27.5% of the total Group's capital and registered an 8.6% increase compared to 2004, correlated, on the one hand, to the boost to loans granted to customers in the Public and Infrastructure Finance segment and, on the other hand, to the increase in the credit risk related to the off-balance sheet component. Value creation amounted to 484 million euro, with a 243 million euro improvement on 2004, with a 27.6% contribution to consolidated EVA. Risk-weighted assets totalled 52.5 billion euro.
The cost/income ratio showed a significant reduction (almost 4%, from 45.6% in December 2004 to 41.9% in December 2005).
The Corporate Division's activities include five business departments:

- Corporate Relations Department, which manages the relations with Italian and foreign Large and Mid Corporates (with turnover exceeding 50 million euro), and also coordinates the relevant commercial operations performed through the foreign branches;
- Investment Banking and Capital Markets Department, which includes Structured Finance, M&A and Banca Caboto;
- Financial Institutions Department, which is responsible for the relations with Italian and foreign financial institutions, for the management of transactional services related to payment systems, custody and settlement of securities, as custodian and correspondent bank, as well as for the coordination of the foreign branches, of the representative offices and of the foreign companies Société Européenne de Banque, Intesa Bank Ireland and Zao Banca Intesa;
- Merchant Banking which operates in the private equity area also through the company Private Equity International (PEI);
- State and Infrastructures Department – as of 1st January 2006 has become an independent legal entity under the name of Banca Intesa Infrastrutture e Sviluppo – responsible until December 2005 for relations with the State in all its main structures, with local Administrations, large public and semi-public entities, non-financial supranational entities, companies operating in the sectors of public works and infrastructures, public and private health companies and those public or semi-public entities that can constitute business lines also for the other Divisions (such as Large Foundations, Associations and so on). The Department was also responsible for directing and coordinating the activities performed by the companies tax collection concessionaires, Esa.Tri., E.Tr., S.Es.I.T. Puglia.

Also Intesa Mediofactoring is included in the Corporate Division.
With regard to the customer segments managed by the Corporate Relations Department, a number of projects were initiated aimed at relaunching the Mid Corporate segment through greater focus on product offering and rising attention to cross-selling potential especially in the capital markets, structured finance and trade finance segments.
The switch from short-term loans to medium- and long-term loans continued, in both the Mid and, particularly, the Large Corporate segments. The process aimed at reducing the portfolio's risk profile continued with a contraction in absolute terms of higher-risk assets. The increase in the weight of assets with better credit quality had a positive impact on capital absorption and consequently on the value creation.
Banca Intesa confirmed its leadership in all main turnaround programmes at the national level. With the adoption of the new service model, the number of deals concluded in the structured finance area (in particular syndicated lending, acquisition finance and real estate) and in the investment banking area progressively increased and also involved the Mid Corporate segment: during 2005 about a hundred operations were concluded. The new model, coupled with the launch of products specifically designed to support internationalisation (IntesaExport) and innovation (IntesaNova), allowed to strengthen the Bank's positioning in the corporate sector and to contribute to the development of Italian companies in the international markets.

Within the Investment Banking and Capital Markets Department, structured finance activities were characterised in 2005 by the implementation of important operations in all main sectors.
The project finance sector continued to structure funding for specific, highly-complex and extremely large investment projects, in sectors characterised by high capital intensity. Operations were performed in the TMT (Technologies, Media, Telecommunications) sector, where Banca Intesa played the role of mandated lead arranger for the funding of initiatives in the telecom industry (Towertel, H3G in Sweden and Denmark) and for the participation in the funding of the acquisition of Wind Telecomunicazioni by the Orascom group.
Important operations were also completed in the energy, oil & gas sectors (Edipower, Api Energia, Qalhat LNG in Oman), as well as the funding of the acquisition of Pirelli's Cable Division by GS PIA. In all these operations Banca Intesa played a primary role.
In the shipping sector noteworthy was the Synergas operation, a bridge loan for the acquisition of 10 gas carriers, where Banca Intesa assumed the roles of mandated lead arranger, bookrunner and facility agent.
With regard to activities in the real estate sector, the consolidation of Banca Intesa's leadership continued, developing the business model based on advisory activities (to support customers in the definition of options for enhancing value and funding of real estate assets) and lending (via the structuring of loans for real estate acquisitions and developments). During the year loans for approximately 5 billion euro were analysed, with a great predominance (approximately 50%) of loans for projects of urban re-qualification and development. As mandated lead arranger, credit lines for approximately 2.9 billion euro were structured and approximately 1 billion euro subscribed. Main operations concluded were the re-qualification and development project of the "Garibaldi-Repubblica" area in Milan, for which works started in July 2005, the funding of certain listed real estate funds, and the structuring of the credit lines required for the implementation of the development plan of the company Sviluppo Italia Turismo which foresees important tourist investments in Sicily, Puglia and Calabria. With regard to enhancing value and funding of real estate assets, two important operations were concluded with public partners: the funding of part of the real estate assets owned by the City of Rome and the establishment and funding of the real estate fund Patrimonio Uno promoted by the Ministry of Economy and Finance with assets coming from Public entities, State-owned companies and certain State agencies. Moreover, two feasibility studies were carried out for enhancing value of part of the real estate assets owned by the City of Taranto and of an important real estate complex in Turin owned by the State Property Office.
In the leveraged & acquisition finance sector important funding operations were structured, with particular reference to the organisation and issue of credit facilities in support of corporate customers and private equity funds. In certain cases mandates were received and loans were already granted in 2005, whereas for other transactions closing is expected during 2006. In particular, with regard to the Italian market, the structuring and granting of credit facilities exceeding 1,500 million euro were finalised, under a mandate. Among these operations noteworthy are the refinancing of the debts of the AVIO group and of the Guala Closures group and the operations supporting corporate acquisitions (IP Cleaning, International Sailing Boat, Saint Gobain, Marco Polo Holdings, FL Selenia, and other). The participation was then provided, mainly with the role of joint lead arranger, in loans or credit facilities for acquisitions totalling approximately 4,700 million euro: the loans include Seat Pagine Gialle and the Ferretti group, whilst the acquisitions include Fiorucci, Sisal, Società Europea Autocaravan and the Necta group. Similar operations were also carried out in the international markets for an overall amount of approximately 5,400 million euro.
In 2005, the activities related to the organisation of the securitisations placed, through Banca Caboto, with Italian and foreign institutional investors were consolidated by structuring i) the securitisation of lease receivables of Privata Leasing S.p.A. ("Tricolore Funding") amounting to 300 million euro, where Banca Intesa played the role of sole arranger, ii) the securitisation of the receivables of the hospitals and the ASL (local health companies) of the Lazio region ("Atlantide 2"), amounting to 640 million euro, with the role of joint arranger, and finally iii) the disposal of the real estate assets owned by the City of Rome ("Campidoglio Finance"), for 121 million euro, with the role of joint arranger. Furthermore, private securitisations were organised, funded through the issue of asset backed commercial papers, through the conduit vehicle, of which Banca Intesa is sponsor ("Romulus Funding Corp.").

With regard to structured export finance activities, traditional support to Italian exporters continued, mainly addressed to developing Countries. During 2005 mandates were obtained from primary exporters to organise, as mandated lead arranger, operations for an overall amount of approximately 2 billion euro. Certain mandates are conditional upon the actual assignment, through *an international tender*, of industrial supplies to the corporate customers. Noteworthy are the operations related to i) the realisation of a production line of commercial vehicles with the FIAT and PSA brands in Turkey, ii) the supply of turbines for the generation of electricity to the main Iranian electricity operator, and iii) the loans for the realisation of petrochemical complexes by primary national contractors in Russia. Finally, the Bank commenced medium-term discounting activities without recourse with transfer of SACE policy, whereas medium-term pre-export finance activities in the raw material sector are still under assessment.

The Corporate Division also includes Advisory and M&A activities. Advisory activities in this area were performed on the basis of mandates given by selected customers in the Mid Corporate segment and by the State and Infrastructure Department. Particular attention was paid to the support of companies involved in growth through acquisitions, as well as to privatisation and merger programmes in the local utilities sector.

2005 confirmed Banca Caboto's leadership both in the primary equity market – with the conduction of various IPOs and the direction of important capital increase operations - and in bond markets acting with various roles for the placement of bank, corporate and supranational issues. In the secondary market the bank confirmed its forefront position in the ranking of intermediaries with a market share on the MTA of 5.5%. Noteworthy were the operations on structured equity derivatives, with the predisposition of new products in terms of payoff and underlying asset.

In this scenario, the statement of income for the period confirmed the considerable increase in net fee and commission income (approximately +43%), for both equity origination and bond market activities. This performance, coupled with the positive result achieved on financial transactions (approximately +23%), led to a net interest and other banking income exceeding 190 million euro, with an approximately 23% rise. Operating costs remained overall stable at 144 million euro (143 million euro in 2004), also as a result of cost optimisation in the equity origination area and lower costs for consultancies and administrative services. Net income amounting to 71.7 million euro evidenced an approximately 60% increase from the consistent figure, with the consequent positive trend in all economic ratios.

Within the Financial Institutions Department the creation of an excellence centre (International Trade Services) was initiated with the objective of strengthening the leadership in the increasingly-competitive sector of import-export trade and reconfirming the role of reference bank in supporting the internationalisation of Italian companies, particularly in the emerging markets. The model, which unifies cash management and trade services activities in one centre, is in line with the best practices of international banks.

During 2005, the Operations sector of Nextra Investment Management was spun off and transferred in Banca Intesa where it formed the Fund Administration Service in the Financial Institutions Department. With this *operation the custodian* bank is capable of calculating the assets under management of the funds for which it also exercises the control functions of custodian bank and of global custody. The completion of the services offered as custodian bank to asset management companies raised Banca Intesa's offer to cutting edge in this sector.

With regard to the subsidiaries abroad pertaining to the Department, it is notable that Shanghai Sino-Italy Business Advisory Company (SIBAC) – the joint venture in which Banca Intesa holds 40%, Bank of China Holding International 35% and Simest 25% – obtained the license to start operations. SIBAC offers consultancy and assistance services to Italian enterprises, mainly medium-sized and small, which intend to develop industrial and commercial activities in China, also in partnership with Chinese operators. It was decided to liquidate ZAO International Business Consulting.

Société Européenne de Banque recorded a net income of 18 million euro, with an increase on the consistent figure for the same period of 2004 (10 million euro), as a result of the consolidated effectiveness with which the company continues to operate in the Luxembourg financial market, mainly in support of corporate customers as well as in the private banking and mutual fund management areas.

Intesa Bank Ireland continued to operate profitably in the wholesale banking sector, even after the considerable downsizing of its exposure towards large multinationals implemented in the

previous year. After this repositioning, the statement of income for 2005 closed with a net income of 23 million euro, which was therefore not comparable with the figure registered in the same period of 2004.

Zao Banca Intesa, the bank established to assist Italian enterprises operating in the Russian market and those interested in operating there, offering commercial and financial services to corporate customers, closed 2005 – the first full year of operations – virtually at breakeven, (mainly in relation to the costs related to the strengthening of its operating structures), compared to the loss recorded in the previous year (directly attributable to start-up costs).

In 2005 Merchant Banking activities progressed in all traditional operational areas, (private equity, investments in private equity funds and institutional and development equity investments). As at 31st December 2005 the overall portfolio (direct and through the subsidiary PEI (Private Equity International) amounted to approximately 2 billion euro, made up of 48 equity investments and certain investments in funds, and generated revenues in the form of capital gains (from total and partial divestments), interest on shareholder loans and dividends.

Main operations finalised during the year include the sale (through the subsidiary Mirror) of the whole equity investment in Eutelsat, the sale of the whole equity investment in Italenergia and Edison to EDF, the acquisition of an approximately 1.8% stake in Camfin and the increase of the stakes held in Pirelli & C and RCS, the listing and simultaneous partial sale of the equity investment in Guala, the acquisition of FIAT shares following the conversion of the convertendo loan subscribed in 2002, the subscription of a capital increase in Granarolo S.p.A., for a quota of approximately 20% and the acquisition of an approximately 2.3% stake in Parmalat following the well-known debt-equity swap.

Banca Intesa increased its commitment towards the Public Sector, through the intervention of the State and Infrastructures Department in numerous operations of primary importance for the Country. In particular, credit for infrastructures was promoted through i) funding of ANAS for the construction of the second portion of the Salerno-Reggio Calabria motorway, ii) funding of the general contractor for the realisation of the new Mestre motorway link, iii) assistance to the syndicate of enterprises which was awarded the provisional contract for the construction of the Bridge on the Strait of Messina, iv) organisation of the funding of the project related to the improvement of the water supply system in Sicily. Financial support of health and public assistance services was developed through the securitisation of health receivables of the Lazio and Abruzzo Regions and the finalisation of financial operations related to the project for the new Mestre Hospital and for the expansion of the existing incinerator at Parona (Pavia). The Department made significant interventions to find financial resources in favour of central and local entities, through the securitisation of real estate properties owned by the State and by the City of Rome, and through the structuring and issue of bonds for numerous local entities. With regard to activities supporting universities and public research, interventions were made to fund numerous universities and research centres. Finally, the Department participated in various urban projects and projects for the development of the territory, such as the funding of plants and works in Piemonte for the 20th Winter Olympic Games and the funding of the interventions aimed at expanding and modernising the ports of Piombino, Olbia, Golfo degli Aranci and Salerno.

During 2005 the final stages were concluded of the project for the creation of a bank capable of serving in an integrated way all public and private entities that participate in public spending. With the contribution of the State and Infrastructures Department, the new entity named Banca Intesa Infrastrutture e Sviluppo (Banca Intesa Infrastructures and Development) became operational with effects from 1st January 2006. It provides its own services in synergy with Banca Intesa's branches, avails itself of Banca Intesa's information technology and back office services and continues, at the same time, the commercial cooperation with other Group banks.

The State and Infrastructures Department and, as of 2006, Banca Intesa Infrastrutture e Sviluppo also include the tax collection companies which, in consideration of the peculiarities of their activities, did not adopt IAS/IFRS. However, for the preparation of the consolidated financial statements, their results were restated according to international accounting principles. The statements of income of the companies in the sector, E.Tr. and Esa.Tri., demonstrated their capabilities in adapting their organisational and operational structures to the changes required by the tax collection reform, even in a context characterised by negative factors that undoubtedly slowed down the action of the concessionaires. Revenues related to mortgage procedures and generated by spontaneous tax collection activities registered considerable

increases. Further savings in operating costs were achieved both in personnel expenses and other costs. Net incomes for 2005, which were affected by the revision of the process for discounting credits in compliance with the new provisions regarding tax collection set forth by Law 248 of 2005, amounted to approximately 95 million euro for E.Tr. and 42 million euro for Esa.Tri.
On the basis of their respective separate financial statements, net incomes for the period equalled 125 million euro and 43 million euro.
On the legislative front, particularly important was the issue of the Law Decree 203 of 30th September 2005, converted with changes by Law 248 of 2nd December 2005, which suppressed, with effects as of 1st October 2006, the system of assigning to concessionaires the national tax collection service and transferred it to the State. To this end, an ad hoc company was established and was named Riscossione S.p.A. in which the Revenue Agency holds a 51% stake and the remaining 49% is held by INPS. Following the aforementioned provisions, Riscossione S.p.A. must propose to the concessionaire companies/Government commissioners, in due time before the deadline of 1st October, the purchase of a minimum 51% stake in the capital of each company, provided that each company under offer purchases, in turn, a stake in the share capital of Riscossione S.p.A., which must be determined using the ratio between the purchase prices of the companies sold. The new provisions also foresee that, before 31st December 2010, the public partners of Riscossione S.p.A. buy back the shares sold to private companies and purchase the shares which may still be held by private sector entities in the companies not entirely owned by Riscossione S.p.A.
As already mentioned, the Corporate Division is also responsible for the operations performed by Intesa Mediofactoring. Considering the uncertainties in the application of IAS/IFRS regarding factoring operations, the company did not drawn up the separate financial statements as at 31st December 2005 on the basis of international standards, although, for the preparation of Group consolidated financial statements as at 31st December 2005, the company drew up the compulsory financial statement forms based on a prudent application of IAS/IFRS. Although the subsidiary operates in a sector characterised by an unfavourable domestic situation, which led to a 3% reduction in the volume of loans acquired during the year, the
statement of income for 2005 – drawn up in accordance to IAS/IFRS – recorded a net income of 45 million euro, with a 10% increase on the consistent figure of 2004. The reduction in intermediated volumes and in average loans negatively affected net interest income (-6.1%) but operating income increased due to both an over 4% rise in net fee and commission income attributable to a pricing improvement and extraordinary income. Also operating margin was positive (+9.6%) despite an increase in operating costs close to 10%. Lower net adjustments to loans (-20%), also due to important recoveries, led to the aforementioned increase in net income.
The company's statement of income, drawn up in accordance with national accounting principles, closed with a net income of 44 million euro.

Central structures

The Central Structures are responsible not only for governance and control, but also for treasury and strategic finance activities and the proprietary portfolio.
Within treasury activities, in presence of a contained, even if slightly rising, requirement of short-term liquidity, the Bank strengthened the diversification of funding sources: in particular, the average quantity of US commercial papers was increased. The average collection with certificates of deposit in the London market remained stable, whereas the issues of European commercial paper were limited, in the wake of the desired start-up of the new European market "STEP" (Short Term European Paper), foreseen for 2006.
Market making activities on short-term derivatives – in which the Bank holds a primary presence in the domestic market and an important presence in the international market – continued. However, the very low volatility of short-term interest rates in the Euro Zone determined, compared to 2004, a significant reduction in volumes traded, in line with the contraction registered by the market. The gradual expansion of activities in the currencies of Eastern Europe and of other emerging markets also continued.
With regard to the proprietary portfolio, during 2005, the gradual integration of management of corporate bonds in the trading portfolio with the credit derivatives area continued. This

greater integration, combined with a medium-low duration of the portfolio and with a strong diversification of industry and issuer risks, allowed to contain the negative effects of the downgrading of certain car manufacturers. Pursuing diversification and maintaining high credit standings, Asset-Backed Securities and Covered Bonds activities were strengthened. This also favoured the management of liquidity since the majority of those securities are eligible for refinancing at the main European central banks. In the Government bond sector, operations focused on the Countries in the Euro Zone with higher rating.
Equity portfolio management maintained a market-neutral approach in 2005. Dynamic stock picking and use of derivative instruments allowed, in certain cases, to benefit from the upward trend that characterised the markets in the period. In specific situations profit was taken from appropriate strategies in volatility. Merger and acquisition activities continued to rise, supported by low interest rates and the high liquidity of private equity funds. However, the high number of operators tended to limit profitability.
Activities related to the alternative investments portfolio were characterised by a uniform asset allocation by category and strategy for the whole of 2005, which generated satisfactory results. At the end of December the portfolio's overall gross performance was 10.6% higher than that registered by the market.
With regard to Asset & Liability Management (ALM) activities, the management of interest rate and liquidity risks is charged to the Finance and Treasury Department, while strategic ALM and monitoring of the aforementioned risks are under the responsibility of the Risk Management Department.
Interest rate risk is measured in terms of sensitivity of market value of positions against changes in the yield curve at various maturities. Exposure to interest rate risk is maintained at modest levels: even significant movements in the yield curve generate virtually negligible variations. Structural liquidity risk is managed by monitoring cash flows at maturity. The analysis of medium- and long-term mismatchings drives the decisions on bond issues.
With regard to funding activities, the total amount of Banca Intesa's bond issues placed in the domestic market reached approximately 1,140 million euro, with a prevalence of structured securities (approximately 57% of the total). Breakdown by maturity highlighted a concentration on 4-year maturities (approximately 30% of the total), whereas the remaining 70% was evenly distributed among securities with 2, 3, 5 and 6-year maturity. The preponderant part of funding was however raised in international markets, with approximately 8.9 billion euro. In such context issues within the European Medium Term Notes programme – mostly related to public issues – continued and international bonds issued during 2005 touched 8.2 billion euro. This funding was supplemented by a total of 0.7 billion euro, obtained via subscriptions by German insurance companies and through the issue of certificates of deposit by the Hong Kong branch.
As concerns governance functions, organisational development activities continued to pursue projects under way and commenced numerous new projects. In particular, noteworthy was the conclusion of the IAS Project, aimed at preparing the Group to the adoption of international accounting principles, and the continuation of the Basel II Project, which has the objective of defining and implementing the internal rating system in accordance with provisions of the New Basel Accord. Other projects, new or under way, referred to the redefinition of governance mechanisms and organisational macro-models, process reengineering and direction and control of organisational variables.
In compliance with supervisory instructions issued in July 2004 regarding "business continuity in case of emergency", in 2005 Banca Intesa completed the analysis of all processes, with reference to the crisis scenarios set out by the Bank of Italy, defining the general strategy and the solutions for business continuity. The overall implementation plan for these solutions, agreed upon with top management, is under way and entails the formation of a new information technology centre dedicated to disaster recovery.
Lastly, in compliance with Legislative Decree 196 of 30th June 2003 - Code for the protection of personal data, the "Documento Programmatico sulla Sicurezza", related to minimum safety measures to adopt in treating data, has been updated.

GEOGRAPHIC AREAS

Gruppo Intesa has its key strength in the domestic market, with particular presence in the North-Western and North-Eastern areas. In fact, approximately 83% of operating margin and approximately 86% of income before tax from continuing operations was generated in Italy. Eastern-European markets – that constitute the most attractive foreign operating area – contributed for respectively 10% and approximately 8% of the total.

Likewise, also balance sheet aggregates were mainly generated by the Italian market. Loans granted by the domestic network represented 88% of the consolidated total, whereas loans granted by Eastern-European Countries represented 7%. Approximately 82% of customer deposits, including debt securities issued, was collected by the Italian operating network whilst approximately 7% was attributable to Eastern-European subsidiaries.

The Banca Intesa share

Stock price performance

In a weaker economic context than the European average, the Italian stock market closed the 2005 with a 13.8% rise, underperforming the European index by over 9% (+23% the DJ Euro Stoxx index).

The Italian banking sector instead benefited, on the one hand, from the restart of the consolidation process – which from the first quarter of the year showed a more international profile than in the previous years – and, on the other hand, from the increase in interest rates enacted by the European Central Bank that in December raised the Refi Rate from 2.00% to 2.25%. The Italian banking index closed the year with a 31% progress with respect to the end of 2004, thus outperforming both the European banking index (+ 26.5% the DJ Euro Stoxx Banks index) and the Comit index (+13.8%).

The quotation of the Banca Intesa ordinary share closed 2005 with a 27.1% rise, after remaining on levels higher than at the end of 2004 in the whole of 2005 and after showing a considerable acceleration in the last quarter of the year.

The Banca Intesa saving share registered a 33.2% progress, thus reducing its discount with respect to the ordinary share to 7% from 11% at the end of 2004. The market capitalisation of Banca Intesa at the end of 2005 reached almost 31 billion euro, with an approximately 29% rise with respect to 23.8 billion euro of the end of 2004.

BANCA INTESA'S ORDINARY SHARE QUOTATION
AND BANKING SECTOR INDEX [1]


Official price (in euro)
5.00
4.75
4.50
4.25
4.00
3.75
3.50
3.25
3.00
Banking Index
2,550
2,500
2,450
2,400
2,350
2,300
2,250
2,200
2,150
2,100
2,050
2,000
1,950
1,900
1,850
1,800
1,750
1,700
1,650
1,600
— Banca Intesa quotation — Banking index

[1] Comit Banking Index

Earnings per share

The measurement of earnings per share is regulated by a specific accounting principle, IAS 33, which testifies the importance attributed to this parameter – known as EPS – by international accounting practice. In the table below, the indicator is presented in the two formulations: "basic" and "diluted".

Basic EPS is calculated by dividing net income attributable to holders of ordinary shares (therefore net of the dividend attributed to saving shares and the Allowance for charitable, social and cultural contributions) by the weighted average number of ordinary shares outstanding.

Diluted EPS is calculated considering, at the denominator, the dilutive effect of the issue of ordinary shares deriving from the potential exercise of all stock options set out in the plan resolved upon in 2002 by Banca Intesa's Shareholders' Meeting.

	2005			2004		
	Attributable net income (*) (in millions of euro)	Weighted average number of ordinary shares	Euro	Attributable net income (*) (in millions of euro)	Weighted average number of ordinary shares	Euro
Basic EPS	2,799.6	5,955,380,517	0.470	1,725.3	5,915,707,226	0.292
Diluted EPS	2,799.6	5,963,635,153	0.469	1,725.3	5,943,778,535	0.290

(*) Net income calculated deducting dividend attributed to saving shares and net income attributed to Allowance for charitable contributions.

The tables below provide the reconciliation between net income for the period and net income attributable to holders of ordinary shares, used as numerator in the two ratios, as well as the quantification of the dilutive effect on the weighted average number of ordinary shares outstanding, deriving from the aforementioned potential exercise of stock options.

For a detailed description of the stock option plan please refer to the illustration which is provided in Part I of the Notes to the consolidated financial statements.

(in millions of euro)

	2005	2004
Net income	3,025.0	1,841.0
minus		
dividends attributed to saving shares	-215.4	-108.2
portion of net income attributed to Allowance for charitable contributions	-10.0	-7.5
Net income attributable to ordinary shares	2,799.6	1,725.3

A portion of "attributable" net income, namely 32 million euro, derives from income (loss) after tax from discontinued operations. The amount is immaterial for the calculation of both basic and diluted EPS as described above.

	31.12.2005	31.12.2004
Weighted average number of ordinary shares outstanding (for basic EPS)	5,955,380,517	5,915,707,226
plus		
Weighted dilutive effect due to the potential exercise of stock options	8,254,636	28,071,309
Weighted average number of ordinary shares after dilutive effect (for diluted EPS)	5,963,635,153	5,943,778,535

Price/book value

The index identifies the value attributed by the market to the share capital of a listed company and, therefore, indirectly to the entire value of its activities. Though it is affected by the exogenous factors which influence stock prices, the index, expressed as a multiple of total net shareholders' equity, measures the greater or lower confidence which financial analysts and the financial community have in the profitability prospects and the capital strength of the company. For Gruppo Intesa the evolution of this indicator – calculated on average annual figures and at the end of 2005 – highlights the positive performance of the share during the year and, more generally, in the last few years which confirms the appreciation of the targets reached following the first 2003-2005 Business Plan.

(in millions of euro)

	31.12.2005	2005	2004	2003	2002	2001
Market capitalisation	30,730	26,258	20,414	17,140	16,856	22,776
Shareholders' equity (*)	16,705	15,337	15,328	14,521	14,061	13,209
Price / book value	1.84	1.71	1.33	1.18	1.20	1.72

(*) Average shareholders' equity for the previous years has not been restated to consider IAS/IFRS.

Pay-out ratio

The index expresses the ratio between net income and the portion paid out as dividends. The significant increase in pay-out proves the increasing attention paid to investor expectations, without in any way prejudicing the Group's capital strengthening which, on the contrary, shows an appreciable improvement in the relative ratios.

(in millions of euro)

	2005	2004	2003	2002	2001
Net income (*)	3,025	1,884	1,214	200	928
Dividends (**)	1,532	729	330	108	331
Pay-out ratio	51%	39%	27%	54%	36%

(*) Income of previous years is not restated using IAS/IFRS.

(**) Dividends in 2003 and 2002 do not consider the countervalue of the free distribution of own shares which using book value of shares in the two financial statements (3.180 euro and 2.049 euro respectively per share) was overall equal to 1,013 million euro in 2003 and 326 million euro in 2002.

Dividend yield

This indicator measures percentage return on the share, calculated as the ratio between dividends for the year and market price in the reference year. This return, determined using the average annual stock price, highlights a significant growth rate, to 5.7% for ordinary shares and 6.5% for saving shares.

(in euro)

	2005	2004	2003	2002	2001
Ordinary share					
Dividend per share (*)	0.220	0.105	0.049	0.015	0.045
Average stock price	3.857	3.072	2.600	2.578	3.809
Dividend yield	5.70%	3.42%	1.88%	0.58%	1.18%
Saving share					
Dividend per share (*)	0.231	0.116	0.060	0.028	0.080
Average stock price	3.550	2.403	1.887	1.878	2.437
Dividend yield	6.51%	4.83%	3.18%	1.49%	3.28%

(*) Dividends in 2003 and 2002 do not consider the countervalue of the free distribution of own shares which using book value of shares in the two financial statements (3.180 euro and 2.049 euro respectively per share) was overall equal to 1,013 million euro in 2003 and 326 million euro in 2002.

Rating

The ratings assigned in 2005 to Banca Intesa's debt, set out in the following table, highlighted – compared to 2004 – an improvement as concerns Standard & Poor's and remained unchanged for Moody's and Fitch. Fitch revised the outlook from "stable" to "positive".

Rating agency	Short-term debt	Medium- and long-term debt
Standard & Poor's	A-1	A+
Moody's	P-1	A1
Fitch	F1	A+

Forecast for 2006

In 2005, also as a result of interest rates at their all-time lows, there was a significant acceleration in debt of households and companies, which have led to a substantial widening of the growth differential between bank loans and the economy as a whole. In 2006 this differential should gradually commence to contract, also for the foreseeable slowdown in the growth of loans, due to the rise in interest rates, the weakening in the cycle of constructions and the gradual renewed interest of households in financial investment.
Despite the deceleration, in 2006 demand for loans will continue to remain robust, still sustained by the structurally lower diffusion of mortgages and consumer credit in Italian households with respect to the European average, but also to the improvement in the trend of short-term loans, related to companies' current operations.
In parallel, the scenario of bank funding seems to be oriented to a progressive weakening of the development of shorter-term contracts. This is not only due to the rise in interest rates, but also to the improved confidence of households (at the end of 2005, at its maximum in the last three years according to Istituto di Studi e Analisi Economica), which will continue to favour longer-term financial instruments, with a consequent attraction for professional asset management.
In this context, the operating profitability of Italian banks is expected to record a further improvement with respect to 2005 that was already characterised by higher revenues, costs under control, lower adjustments and a marked rise in profits. More specifically, expectations for 2006 indicate a slight acceleration in the growth of net interest income and a more significant improvement in non-interest income (including from managed funds). The reduction in operating costs in relation to intermediated funds is expected to continue, despite the exhaustion of the processes to reduce staff in the main banking groups. As concerns adjustments and prudential provisions, the attitude of banks should remain attentive, but without any tightening with respect to 2005, even in consideration of the fact that the forecasted improvement in the economic situation will contribute to contain risks of deterioration of credit quality of households and companies.

As concerns prospects for Gruppo Intesa, the results reached in 2005 enable to confirm all the targets contained in the new Business Plan, which sets out an appreciable increase in revenues, continuous cost discipline and an effective governance of risks and, therefore, a further rise in profitability.
In particular, an improvement in operating margin is expected, due to the rise in net interest income, especially ascribable to the growth in volumes and, to a lower extent, to the widening of the spreads, the further expansion in commissions (driven by managed funds and bancassurance, but which should also involve insurance products connected to personal loans and mortgages, current accounts and credit and debit cards) and a practical stability of profits on trading and of other net operating income.
The results achieved in this first part of the year from the relaunch actions implemented for certain areas of activities are in this direction. Important interventions involved asset management and Mid-corporate and SMEs customer segments.
In fact, in the first two months of 2006 net collections for mutual funds inverted their trend to record a positive balance, especially following the 1.8 billion euro collected by Intesa Garanzia Attiva, the first guaranteed-capital mutual fund in Italy and the first product launched in the framework of the strategic agreement with Crédit Agricole.
In the same period, the growth rate of loans to mid-corporate customers inverted its trend and – following targeted actions on 3,000 priority clients in the segment – recorded a 4% increase with respect to the first two months of 2005, after the programmed 6% decrease registered on average for 2005.

Furthermore, the start of the programme aimed at strengthening the management of relations with the SMEs segment led in the period to more than double the growth rate of short -term loans with respect to that recorded on average by customers to which the programme has not yet been extended, from 1.8% to 4.4%.

The Board of Directors

Milan, 28th March 2006

Independent Auditors' Report on the Consolidated financial statements

ERNST & YOUNG

■ Reconta Ernst & Young S.p.A.

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders of
Banca Intesa S.p.A.

1. We have audited the consolidated financial statements of Banca Intesa S.p.A. and its subsidiaries (the "Intesa Group") as of and for the year ended December 31, 2005, comprising the balance sheet, the statements of income, changes in shareholders' equity and cash flows and the related explanatory notes. These consolidated financial statements are the responsibility of Banca Intesa S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. These consolidated financial statements represent the first consolidated financial statements prepared by Banca Intesa S.p.A. in accordance with International Financial Reporting Standards as adopted by the European Union.

2. We conducted our audit in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For comparative purposes, the consolidated financial statements include the corresponding information for the prior year prepared in accordance with consistent accounting principles except for the effects of IAS 32 and IAS 39 which have been applied from January 1, 2005 in accordance with the exemption allowed by IFRS 1. In addition, the explanatory note "IAS/IFRS First Time Adoption" of the consolidated financial statements reports the effects of the transition to International Financial Reporting Standards as adopted by the European Union and includes the reconciliation statements required by IFRS 1, which were previously approved by management and published in the Quarterly Report as of and for three months ended March 31, 2005, and which have been audited by us. Reference should be made to our audit report dated June 8, 2005.

ERNST & YOUNG ■ Reconta Ernst & Young S.p.A.

3. In our opinion, the consolidated financial statements present clearly and give a true and fair view of the financial position, the result of operations, the changes in shareholders' equity and the cash flows of the Intesa Group as of December 31, 2005, and for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

4. As reported in the Report on operations, since Banca Intesa S.p.A. applied IAS 32 and IAS 39 starting from January 1, 2005, management decided to present the comparative consolidated financial information of the corresponding period in the previous year estimating the effects of the application of these principles on the consolidated results of the operations and on the consolidated financial condition, had these principles been applied starting from January 1, 2004. We have not examined such comparative consolidated financial information.

Milan, April 3, 2006

Reconta Ernst & Young S.p.A.
Signed by: Massimo Colli, Partner

Gruppo Intesa
Consolidated financial statements

Consolidated balance sheet

(in millions of euro)

Assets		31.12.2005	31.12.2004 except IAS 39 [1]	Changes amount	Changes %
10.	Cash and cash equivalents	1,797	1,785	12	0.7
20.	Financial assets held for trading	51,067	58,207	-7,140	-12.3
30.	Financial assets designated at fair value through profit and loss	-	-		
40.	Financial assets available for sale	4,379	-	4,379	
50.	Investments held to maturity	2,810	5,219	-2,409	-46.2
60.	Due from banks	27,111	28,856	-1,745	-6.0
70.	Loans to customers	169,478	159,765	9,713	6.1
80.	Hedging derivatives	1,278	-	1,278	
90.	Fair value change of financial assets in hedged portfolios (+/-)	-	-	-	
100.	Investments in associates and companies subject to joint control	2,091	5,054	-2,963	-58.6
110.	Technical insurance reserves reassured with third parties	-	-	-	
120.	Property and equipment	2,924	2,982	-58	-1.9
130.	Intangible assets	1,356	913	443	48.5
	of which				
	- goodwill	869	401	468	
140.	Tax assets	3,096	4,447	-1,351	-30.4
	a) current	1,670	2,962	-1,292	-43.6
	b) deferred	1,426	1,485	-59	-4.0
150.	Non-current assets held for sale and discontinued operations	2,869	7	2,862	
160.	Other assets	3,279	8,900	-5,621	-63.2
Total Assets		273,535	276,135	-2,600	-0.9

[1] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Consolidated balance sheet

(in millions of euro)

Liabilities and Shareholders' Equity	31.12.2005	31.12.2004 except IAS 39 [5]	Changes amount	%
10. Due to banks	31,771	34,348	-2,577	-7.5
20. Due to customers	115,270	109,610	5,660	5.2
30. Securities issued	72,320	73,365	-1,045	-1.4
40. Financial liabilities held for trading	21,249	23,952	-2,703	-11.3
50. Financial liabilities designated at fair value through profit and loss	-	-	-	
60. Hedging derivatives	1,410	-	1,410	
70. Fair value change of financial liabilities in hedged portfolios (+/-)	-	-	-	
80. Tax liabilities	1,091	1,964	-873	-44.5
a) current	643	1,554	-911	-58.6
b) deferred	448	410	38	9.3
90. Liabilities associated with non-current assets held for sale and discontinued operations	2,963	-	2,963	
100. Other liabilities	7,121	13,834	-6,713	-48.5
110. Employee termination indemnities	1,102	1,089	13	1.2
120. Allowances for risks and charges	1,732	1,547	185	12.0
a) post employment benefits	320	304	16	5.3
b) other allowances	1,412	1,243	169	13.6
130. Technical reserves	-	-	-	
140. Valuation reserves	829	459	370	80.6
150. Reimbursable shares	-	-	-	
160. Equity instruments	-	-	-	
170. Reserves	3,745	4,363	-618	-14.2
180. Share premium reserve	5,510	5,406	104	1.9
190. Share capital	3,596	3,561	35	1.0
200. Treasury shares (-)	-	-10	-10	
210. Minority interests (+/-)	801	791	10	1.3
220. Net income (loss)	3,025	1,856	1,169	63.0
Total Liabilities and Shareholders' Equity	273,535	276,135	-2,600	-0.9

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Consolidated statement of income

(in millions of euro)

		2005	2004 except IAS 39 (a)	Changes amount	Changes %
10.	Interest and similar income	9,787	9,509	278	2.9
20.	Interest and similar expense	-4,675	-4,584	91	2.0
30.	Interest margin	5,112	4,925	187	3.8
40.	Fee and commission income	4,473	4,029	444	11.0
50.	Fee and commission expense	-569	-586	-17	-2.9
60.	Net fee and commission income	3,904	3,443	461	13.4
70.	Dividend and similar income	701	502	199	39.6
80.	Profits (Losses) on trading	13	387	-374	-96.6
90.	Fair value adjustments in hedge accounting	32	-	32	
100.	Profits (Losses) on disposal or repurchase of	-	1	-1	
	a) loans	-23	1	-24	
	b) financial assets available for sale	23	-	23	
	c) investments held to maturity	1	-	1	
	d) financial liabilities	-1	-	1	
110.	Profits (Losses) on financial assets and liabilities designated at fair value	-	-	-	
120.	Net interest and other banking income	9,762	9,258	504	5.4
130.	Net losses / recoveries on impairment	-526	-1,033	-507	-49.1
	a) loans	-545	-959	-414	-43.2
	b) financial assets available for sale	-22	-	22	
	c) investments held to maturity	4	-36	40	
	d) other financial activities	37	-38	75	
140.	Net income from banking activities	9,236	8,225	1,011	12.3
150.	Net insurance premiums	-	-	-	
160.	Other net insurance income (expense)	-	-	-	
170.	Net income from banking and insurance activities	9,236	8,225	1,011	12.3
180.	Administrative expenses	-5,409	-5,371	38	0.7
	a) personnel expenses	-3,255	-3,233	22	0.7
	b) other administrative expenses	-2,154	-2,138	16	0.7
190.	Net provisions for risks and charges	-426	-268	158	59.0
200.	Net adjustments to / recoveries on property and equipment	-272	-297	-25	-8.4
210.	Net adjustments to / recoveries on intangible assets	-251	-268	-17	-6.3
220.	Other operating expenses (income)	327	348	-21	-6.0
230.	Operating expenses	-6,031	-5,856	175	3.0
240.	Profits (Losses) on investments in associates and companies subject to joint control	226	154	72	46.8
250.	Valuation differences on property, equipment and intangible assets measured at fair value	-	-	-	
260.	Goodwill impairment	-6	-	6	
270.	Profits (Losses) on disposal of investments	757	222	535	
280.	Income (Loss) before tax from continuing operations	4,182	2,745	1,437	52.3
290.	Taxes on income from continuing operations	-1,082	-805	277	34.4
300.	Income (Loss) after tax from continuing operations	3,100	1,940	1,160	59.8
310.	Income (Loss) after tax from discontinued operations	32	-	32	
320.	Net income (loss)	3,132	1,940	1,192	61.4
330.	Minority interests	-107	-84	23	27.4
	Parent Company's net income (loss)	3,025	1,856	1,169	63.0

(a) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Changes in consolidated shareholders' equity as at 31st December 2005

(in millions of euro)

	31.12.2005												
	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
SHAREHOLDERS' EQUITY AS AT 31.12.2004													
- Group	3,076	485	5,406	4,278	85	-	-	357	102	-	-10	1,856	15,635
- minority interests	339	3	123	242	-	-	-	-	-	-	-	84	791
CHANGES IN INITIAL BALANCES [a]	-	-	-	-1,765	-	120	-34	-	-	-	-	-	-1,679
AMOUNTS AS AT 1.1.2005													
- Group	3,076	485	5,406	2,527	85	117	-32	357	102	-	-10	1,856	13,969
- minority interests	339	3	123	228	-	3	-2	-	-	-	-	84	778
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR													
Reserves													
- Group				1,117								-1,117	-
- minority interests				32								-32	-
Dividends and other allocations [b]												-791	-791
CHANGES IN THE PERIOD													
Changes in reserves													
- Group				8		272	-7	-12	32				293
- minority interests	25		1	-82		4		11	6				-35
Operations on shareholders' equity													
Issue of new shares													
- Group	35		104										139
- minority interests	3												3
Purchase of treasury shares													
- Group											10		10
- minority interests													
Extraordinary dividends													
Changes in equity instruments													
Derivatives on treasury shares													
Stock options				8									8
2005 net income (loss)													
- Group												3,025	3,025
- minority interests												107	107
SHAREHOLDERS' EQUITY AS AT 31.12.2005													
- Group	3,111	485	5,510	3,660	85	389	-39	345	134	-	-	3,025	16,705
- minority interests	367	3	124	178	-	7	-2	11	6	-	-	107	801

[a] The change in initial balances of shareholders' equity upon first time adoption of IAS/IFRS differ from the figures disclosed in the specific chapter on IAS/IFRS first adoption since the latter refers only to the shareholders' equity pertaining to the Group.

[b] The caption includes dividends and the amount attributable to the Allowances for charitable contributions, as well as the dividends of controlled companies attributable to minority interests.

Changes in consolidated shareholders' equity as at 31st December 2004

(in millions of euro)

31.12.2004

	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
SHAREHOLDERS' EQUITY AS AT 31.12.2003													
- Group	3,076	485	5,404	3,457	85	-	-	356	-1	-	1,017	1,214	15,093
- minority interests	339	3	122	159	-	-	-	-	-	-	-	83	706
CHANGES IN INITIAL BALANCES [a]	7	-	-	2	-	-	-	-	65	-	-1,017	-4	-947
AMOUNTS AS AT 1.1.2004													
- Group	3,076	485	5,404	3,422	85	-	-	356	64	-	-	1,214	14,106
- minority interests	346	3	122	196	-	-	-	-	-	-	-	79	746
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR													
Reserves													
- Group				877								-877	-
- minority interests				7								-7	-
Dividends and other allocations [b]												-409	-409
CHANGES IN THE PERIOD													
Changes in reserves													
- Group			2	-29				1	38				12
- minority interests	-7		1	39									33
Operations on shareholders' equity													
Issue of new shares													
- Group													
- minority interests													
Purchase of treasury shares													
- Group											-10		-10
- minority interests													
Extraordinary dividends													
Changes in equity instruments													
Derivatives on treasury shares													
Stock options				8									8
2004 net income (loss)													
- Group												1,856	1,856
- minority interests												84	84
SHAREHOLDERS' EQUITY AS AT 31.12.2004													
- Group	3,076	485	5,406	4,278	85	-	-	357	102	-	-10	1,856	15,635
- minority interests	339	3	123	242	-	-	-	-	-	-	-	84	791

[a] The change in initial balances of shareholders' equity upon first time adoption of IAS/IFRS differ from the figures disclosed in the specific chapter on IAS/IFRS first adoption since the latter refers only to the shareholders' equity pertaining to the Group.

[b] The caption includes dividends and the amount attributable to the Allowances for charitable contributions, as well as the dividends of controlled companies attributable to minority interests.

Consolidated statement of cash flows

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [1]
A. OPERATING ACTIVITIES		
1. Cash flow from operations	5,032	4,804
- net income (+/-)	3,132	1,940
- gains/losses on financial assets held for trading and on assets/liabilities designated at fair value through profit and loss (-/+)	-70	-
- gains/losses on hedging activities (-/+)	-32	-
- net losses/recoveries on impairment (+/-)	880	1,420
- adjustments to/net recoveries on property, equipment and intangible assets (+/-)	523	565
- net provisions for risks and charges and other costs/revenues (+/-)	584	489
- net insurance premiums to be collected (-)	-	-
- other insurance revenues/charges to be collected (-/+)	-	-
- taxes and duties to be settled (+)	1,155	840
- net adjustments/recoveries on disposal groups net of tax effect (-/+)	-	-
- other adjustments (+/-)	-1,140	-450
2. Cash flow from / used in financial assets	-1,694	-18,397
- financial assets held for trading	6,684	-15,356
- financial assets designated at fair value through profit and loss	-	-
- financial assets available for sale	443	-
- due from banks: repayable on demand	375	198
- due from banks: other	1,234	-458
- loans to customers	-10,713	-4,955
- other assets	283	2,174
3. Cash flow from / used in financial liabilities	-3,871	14,163
- due to banks: repayable on demand	85	-1,082
- due to banks: other	-2,552	3,710
- due to customers	5,535	4,491
- securities issued	1,421	6,103
- financial liabilities held for trading	-8,775	3,839
- financial liabilities designated at fair value through profit and loss	-	-
- other liabilities	415	-2,898
Net cash flow from (used in) operating activities	-533	570
B. INVESTING ACTIVITIES		
1. Cash flow from	2,813	763
- sales of investments in associates and companies subject to joint control	96	54
- dividends collected on investments in associates and companies subject to joint control	35	18
- sales of investments held to maturity	-	333
- sales of property and equipment	129	356
- sales of intangible assets	29	2
- sales of subsidiaries and business branches	2,524	-
2. Cash flow used in	-1,667	-645
- purchases of investments in associates and companies subject to joint control	-129	-62
- purchases of investments held to maturity	-351	-
- purchases of property and equipment	-391	-273
- purchases of intangible assets	-249	-253
- purchases of subsidiaries and business branches	-547	-57
Net cash flow from (used in) investing activities	1,146	118
C. FINANCING ACTIVITIES		
- issues/purchases of treasury shares	10	-10
- share capital increases	142	-
- dividend distribution and other	-791	-409
Net cash flow from (used in) financing activities	-639	-419
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-26	269
RECONCILIATION		
Cash and cash equivalents at beginning of period	1,785	1,478
Net increase (decrease) in cash and cash equivalents	-26	269
Cash and cash equivalents: foreign exchange effect	38	38
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,797	1,785

LEGENDA: (+) from (-) used in

[1] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities and iii) the change in the consolidation area.

Notes to the consolidated financial statements

Part A – Accounting policies

A.1 – GENERAL CRITERIA

SECTION 1 – DECLARATION OF COMPLIANCE WITH INTERNATIONAL ACCOUNTING STANDARDS

As set forth by Legislative Decree 38 of 28th February 2005, Gruppo Intesa's Consolidated financial statements have been prepared in compliance with the accounting principles issued by the International Accounting Standards Board (IASB) and the relative interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the European Commission provided for by Community Regulation 1606 of 19th July 2002.
The Consolidated financial statements as at 31st December 2005 have been prepared based on the "Instructions for the preparation of the separate and consolidated financial statements of banks and financial companies which are parent companies of banking groups" issued by the Bank of Italy, in the exercise of powers set forth by Art. 9 of Legislative Decree 38/2005, with Regulation of 22nd December 2005 which issued Circular 262/05. These Instructions set out compulsory financial statement forms and their means of preparation, as well as the contents of the notes to the financial statements. With the same Circular the Bank of Italy set forth certain transitory provisions to be applied to the financial statements as at 31st December 2005.
IAS/IFRS adopted for the first time in the 2005 interim statements and in this Annual report contain substantial differences with respect to the principles applied until the 2004 Annual report. The illustration of the impact of first-time adoption of international accounting standards required by IFRS 1 (First-time adoption of International Accounting Standards) is contained in a specific chapter before the Report on operations.
In the preparation of the Consolidated financial statements, the principles in force as at 31st December 2005 have been used (including the interpretation documents called SIC and IFRIC), as endorsed by the European Commission and listed in detail in a specific table included in the attachments to this Annual report. As regards the accounting principle on financial instruments (IAS 39), endorsed texts diverge from the principle prepared by the IASB since certain issues which are still under discussion (fair value macrohedging of portfolios of assets and liabilities and hedging of on demand deposits) have not been endorsed. However, since Gruppo Intesa did not adopt the hedging techniques still under discussion, principles applied by the Group are fully-compliant with those prepared by the IASB.

SECTION 2 – GENERAL PREPARATION PRINCIPLES

The Consolidated financial statements are made up of the Balance sheet, the Statement of income, the Changes in shareholders' equity, the Statement of cash flows and the Notes to the financial statements; the Board of Directors' Report on operations, on the economic results achieved and on Gruppo Intesa's balance sheet and financial position has also been included.
In compliance with provisions of Art. 5 of Legislative Decree 38/2005, the Consolidated financial statements have been drawn up in euro as functional currency.
The amounts indicated in the Consolidated financial statements and in the Notes to the consolidated financial statements as well as those in the Report on operations are expressed in millions of euro, unless otherwise specified.
The Consolidated financial statements are prepared with the application of the general principles set out by IAS 1 and the specific accounting principles endorsed by the European Commission and illustrated in Part A 2 of the present Notes to the consolidated financial statements, as well as in compliance with the general assumptions set forth by the Framework for the Preparation and Presentation of Financial Statements issued by IASB. No exceptions to the application of IAS/IFRS have been made.

The Consolidated financial statements and the Notes to the consolidated financial statements present,, in addition to figures for the reference peri od, the comparative figures as at 31st December 2004. Based on provisions contained in IFRS 1 the restatement of the figures related to the previous period has not been carried out with respect to financial instruments (IAS 39 and IAS 32), which therefore reflect the means of registration and measurement set out by the former Italian accounting principles. In the determination of figures as at 31st December 2004 relative to loans, deposits, securities, derivatives, unconsolidated investments and hedging transactions, the accounting principles used until 2004 and described in the Annual report 2004 have been applied. The divergences of such principles with respect to IAS/IFRS are illustrated in detail in the specific chapter before the Report of operations.

With regard to presentation of comparative figures for 2004 in Consolidated financial statements and in the Notes to the consolidated financial statements, in consideration of the substantial divergence of the new compulsory forms with respect to those pub lished according to the previous national accounting principles, it was decided to reclassify the figures of the 2004 Annual report (restated with the adoption of IAS/IFRS with the exception of IAS 39) in the new captions set out by Circular 262/2005 of th e Bank of Italy. In the reclassification of financial instruments, since the new captions set out a distinction in terms of function instead of nature, in the balance sheet as at 31st December 2004 the following assumptions are made:

- all securities which are not part of the investment portfolio pursuant to Legislative Decree 87/92 are reclassified in the caption "Financial assets held for trading"; securities formerly included in the investment portfolio are reclassified in the caption "Investments held to maturity";
- trading derivatives (hedging derivatives were not measured) are reclassified from captions "Other assets" or "Other liabilities" to captions " Financial assets held for trading " or "Financial liabilities held for trading ";
- subordinated liabilities are reclassified in the caption "Securities issued";
- due to and from customers and banks have maintained their classification in the corresponding new financial statement captions;
- the new captions "Financial assets available for sale " and "Hedging derivatives" are not activated since their activation occurred as of 1st January 2005 following first -time adoption of IAS 39.

All the mentioned aspects make figures for 2005 only partly comparable with those of the previous year.

The Report on operations and the Notes to the consolidated financial statements contain all information required by international accounting standards, by current regulations, by the Bank of Italy and by Consob (Italian Securities Exchange Commiss ion), in addition to other information which is not compulsory but is nonetheless deemed to be necessary in order to give a true and fair representation of the Group's situation.

Contents of consolidated financial statement forms

Consolidated balance sheet and Consolidated statement of income

The compulsory forms of the balance sheet and statement of income are made up of captions, subcaptions and further informative details (specified as the "of which" items in the captions and subcaptions). For the purp oses of completeness with respect to the compulsory forms defined by the Bank of Italy, captions which do not present amounts for 2005 and for 2004 are in any case included. In the statement of income revenues are indicated without sign, whereas costs are preceded by the minus sign.

Changes in consolidated shareholders' equity

Changes in consolidated shareholders' equity are presented by inverting the lines and the columns with respect to the same form provided for by Circular 262/2005 of the Bank of Italy. The form presents shareholders' equity accounts and changes which occurred in the reference year and in the previous year, broken down in share capital (ordinary and saving shares), reserves, reserves from retained earnings, valuation reserves and net in come. Treasury shares are deducted from shareholders' equity. No other equity instruments other than ordinary and saving shares have been issued. Share capital, reserves and net income are divided in the portion pertaining to the Group and minority intere sts.

Consolidated statement of cash flows
The statement of cash flows registered in the reference year and in the previous year is prepared using the indirect method, on the basis of which cash flows from operating activities are represented by net income adjusted for the effects of non-cash transactions.
Cash flows are broken down in flows from operating activities, from investing activities and from financing activities.
In the form, cash flows generated in the year are indicated without sign, whereas cash flows absorbed are preceded by the minus sign.

Contents of Notes to the consolidated financial statements
The Notes to the consolidated financial statements include the information provided for by Circular 262/2005 of the Bank of Italy and the further disclosures required by international accounting standards. The preparation of the detailed tables regarding the financial statement captions also considered Transitory provisions for financial statements as at 31st December 2005 issued by the Bank of Italy together with the aforementioned Circular. Based on such provisions, details regarding the captions have not been broken down in "Banking group", "Insurance companies" and "Other companies".
For the purposes of completeness with respect to the compulsory forms defined by the Bank of Italy the titles of the sections which detail captions that do not present amounts for 2005 and for 2004 are in any case included.
Section E - Information on risks and relative hedging policies, in consideration of non-binding disclosure set out by the aforementioned Transitory provisions, does not present i) the same degree of detail that will be required when Circular 262/2005 comes into full effects, and ii) the comparison with the corresponding figures for 2004.

SECTION 3 – CONSOLIDATION AREA AND CONSOLIDATION METHODS

Consolidation area
The consolidated financial statements include Banca Intesa and the companies which it directly and indirectly controls and consider in the consolidation area – as specifically set out by the new IAS/IFRS principles – also the companies operating in dissimilar sectors from the Parent Company as well as private equity investments. Similarly, special purpose entities (SPE/SPV) are included when the requisite of effective control recurs, even if there is no direct or indirect stake in the company.
Companies are considered subsidiaries when the Parent Company, directly or indirectly, holds more than half of the voting rights or when it has a lower portion of voting rights but has the power to appoint the majority of directors of the company or determine its financial or operating policies. In the measurement of voting rights also "potential" rights are considered if they are currently exercisable or convertible in effective voting rights at any time.
Companies are considered to be subject to joint control if their voting rights and the control of their economic activities are equally shared by Banca Intesa, directly or indirectly, and another entity. Furthermore a company is qualified as subject to joint control if, even though voting rights are not equally shared, control on its economic activities and its strategies is shared on the basis of contractual agreements.
Companies are considered associates, that is subject to significant influence, when the Parent Company, directly or indirectly, holds at least 20% of voting rights (including "potential" voting rights as described above) or when the Parent Company – despite a lower percentage of voting rights due to specific legal agreements such as the participation of voting syndicates - has the power of participating in the determination of the financial and operating policies of the company. The equity investment in the Bank of Italy, in which Gruppo Intesa holds a 26.8% stake, is an exception since, considering its peculiarity, it is maintained at cost and is therefore not carried at equity.
Certain companies in which the Parent Company holds an equity stake exceeding 20% of voting share capital, and in any case of limited absolute amount, are excluded from the consolidation area and are classified in Financial assets available for sale since Banca Intesa, directly or indirectly, exclusively holds rights on a portion of the rewards of the investment, does not have access to management policies and may exercise limited governance rights to safeguard its economic interests.

Companies for which the shares have been received as pledges with voting rights are not consolidated, in consideration of the *substance underlying* the pledge, which has the purpose of guaranteeing loans and not of exercising control and direction over financial and economic policies in order to benefit from the economic return on the shares.
Furthermore, certain investments in subsidiaries, associates and companies subject to joint control are excluded from the consolidation area in consideration of their immateriality.
In the 2005 Consolidated financial statements certain companies acquired in 2005 are included in the consolidation area for the first time. In particular, Banca Intesa Beograd (former Delta Banka), Cassa di Risparmio di Fano and Intesa KMB Bank have been consolidated starting from the beginning of the fourth quarter; Consumer Finance Holding, the company recently acquired by VUB and which controls certain consumer lending companies, has been consolidated starting from 1st June 2005.
Nextra Investment Management, Nextra Alternative Management and Epsilon are excluded from the *full consolidation area*, in relation to the definition at the end of last year of the strategic agreement with Crédit Agricole for asset management activities. However, since the sale occurred at the end of the year, the 2005 consolidated statement of income contains the results achieved by the subsidiaries sold. For the purposes of completeness the following transactions must be mentioned: disposal of Intesa Fiduciaria SIM, whose captions were not material, as well as certain mergers or liquidations within the Group, operations that for their very nature produce no effects on the figures in the Consolidated financial statements.
Lastly, assets and liabilities of Banco Wiese Sudameris, following the signing of the sale contract occurred in December 2005, are recorded in discontinued operations.
The purchase of the new investments illustrated above, for an overall consideration of 737 million euro, led to record goodwill of 449 million euro and to an absorption of liquidity of 525 million euro referred to the amounts already paid during 2005.
The sale of Nextra Investment Management, Nextra Alternative Management and Epsilon generated liquidity of 816 million euro. The cash flows generated by non-recurring operations included liquidity (1,708 million euro) collected on the sale of the doubtful loans and the loan servicing business of Intesa Gestione Crediti.
The following table indicates the investments in subsidiaries which are included in the full consolidation area of the Consolidated financial statements as at 31st December 2005. The table does not include companies subject to joint control that, as described in detail in the subsequent chapter on consolidation methods, are carried at equity.

Consolidated companies

	Companies	Registered office	Type of relationship (a)	Investment: direct ownership	% held	Votes available % (b)
A.	**CONSOLIDATED COMPANIES**					
	Parent Company					
	Banca Intesa S.p.A.	Milano				
A.1	**Companies subject to full consolidation**					
1	Agricola Investimenti S.p.A.	Milano	1	Banca Intesa	100,00	
2	Atlantis Sociedad Anonima	Buenos Aires	1	Intesa Holding International	18,75	
				Sudameris	81,25	
3	Banca Intesa Infrastrutture e Sviluppo S.p.A.	Roma	1	Banca Intesa	100,00	
4	B.I. Private Equity Ltd	Dublin	1	Private Equity International	100,00	
5	Banca CIS S.p.A.	Cagliari	1	Banca Intesa Mediocredito	55,37	
6	Banca Caboto S.p.A.	Milano	1	Banca Intesa	100,00	
7	Banca di Trento e Bolzano S.p.A.	Trento	1	Banca Intesa	8,28	
				Finanziaria BTB	61,80	
8	Banca Intesa (France) S.A.	Paris	1	Banca Intesa	99,99	
9	Banca Intesa ad, Beograd	Novi Beograd	1	Intesa Holding International	90,00	
10	Banca Intesa Mediocredito S.p.A.	Milano	1	Banca Intesa	100,00	
11	Banca Intesa Private Banking S.p.A.	Milano	1	Banca Intesa	100,00	
12	Banca Popolare FriulAdria S.p.A.	Pordenone	1	Banca Intesa	76,05	
13	Banco Wiese Sudameris S.A.	Lima	1	Banca Intesa	82,10	
				Lima Sudameris Holding	15,93	
14	BCI U.S. Funding LLC I [c]	Wilmington *(Delaware)*	1	Banca Intesa	100,00	
15	BCI U.S. Funding LLC II [c]	Wilmington *(Delaware)*	1	Banca Intesa	100,00	
16	BCI U.S. Funding LLC III [c]	Wilmington *(Delaware)*	1	Banca Intesa	100,00	
17	BWS Fondos S.A. Sociedad Administradora de Fondos	Lima	1	Banco Wiese Sudameris	100,00	
18	BWS Sociedad Agente de Bolsa S.A.	Lima	1	Banco Wiese Sudameris	100,00	
19	BWS Sociedad Titulizadora S.A.	Lima	1	Banco Wiese Sudameris	100,00	
20	C.R.L. - Compagnia Regionale Leasing	Terni	1	Cassa di Risparmio di Terni e Narni	99.98	
21	Carifano - Cassa di Risparmio di Fano	Fano *(Urbino)*	1	Intesa Casse del Centro	30,00	89.92
22	Cassa di Risparmio della Provincia di Viterbo S.p.A.	Viterbo	1	Intesa Casse del Centro	75.81	82.02
23	Cassa di Risparmio di Ascoli Piceno S.p.A.	Ascoli Piceno	1	Intesa Casse del Centro	66.00	
24	Cassa di Risparmio di Biella e Vercelli S.p.A.	Biella	1	Banca Intesa	55.00	
25	Cassa di Risparmio di Città di Castello S.p.A.	Città di Castello *(Perugia)*	1	Intesa Casse del Centro	82.79	
26	Cassa di Risparmio di Foligno S.p.A.	Foligno *(Perugia)*	1	Intesa Casse del Centro	70.47	
27	Cassa di Risparmio di Parma e Piacenza S.p.A.	Parma	1	Banca Intesa	100,00	
28	Cassa di Risparmio di Rieti S.p.A.	Rieti	1	Intesa Casse del Centro	85.00	
29	Cassa di Risparmio di Spoleto S.p.A.	Spoleto *(Perugia)*	1	Intesa Casse del Centro	59.44	
30	Cassa di Risparmio Terni e Narni S.p.A.	Terni	1	Intesa Casse del Centro	75.00	
31	Central-European International Bank Ltd.	Budapest	1	Intesa Holding International	100.00	
32	Centurion Financial Services Ltd.	Sarajevo	1	PBZ American Express	100,00	
33	CENTURION Financne Storitve d.o.o.	Ljubljana	1	Banca Popolare FriulAdria	75,00	
				PBZ American Express	25,00	
34	CIB Credit Rt.	Budapest	1	CIB Leasing	98.00	
				CIB Real Estate	2,00	
35	CIB Factor Financial Service Ltd.	Budapest	1	CIB REAL Property Utilisation and Serv.	50.00	
				CIB Service	50,00	
36	CIB Insurance Broker Kft.	Budapest	1	CIB Leasing	100,00	
37	CIB Inventory Management Limited Liability Company	Ujhengyel	1	CIB Insurance Broker	50.00	
				CIB Real Estate	50,00	
38	CIB Investment Fund Management Rt.	Budapest	1	Central-European International Bank	93.33	
				CIB REAL Property Utilisation and Serv.	6.66	
				CIB Service	0,01	
39	CIB Leasing Rt.	Budapest	1	Central-European International Bank	1,31	
				CIB Rent	98,68	
				CIB Service	0,01	
40	CIB Real Estate Rt	Budapest	1	CIB Leasing	98.00	
				CIB Credit	2.00	
41	CIB REAL Property Utilisation and Services Ltd.	Budapest	1	Central-European International Bank	26,00	
				CIB Service	74.00	
42	CIB Rent Rt.	Budapest	1	Central-European International Bank	98.89	
				CIB REAL Property Utilisation and Serv.	1.11	

File No. 82-35020

	Companies	Registered office	Type of relationship (a)	Investment direct ownership	% held	Voses available % (b)
43	CIB Service Rt.	Budapest	1	Central-European International Bank	99,99	
				CIB Leasing	0.01	
44	CIL Vaci ut Property Utilisation Limited Liability Company	Budapest	1	CIB Insurance Broker	50,00	
				CIE Real Estate	50,00	
45	Comit Investments (Ireland) Ltd	Dublin	1	Banca Intesa	99,21	
46	Consumer Finance Holding a.s.	Kezmarok	1	Vseobecna Uverova Banka	100,00	
47	Depositos S.A.	Lima	1	Banco Wiese Sudameris	100,00	
48	Duomo Funding PLC	Dublin	4			
49	E.TR. - Esazione Tributi S.p.A.	Cosenza	1	Banca Intesa	100,00	
50	Esa.Tri. - Esazione Tributi S.p.A.	Milano	1	E.TR. Esazione Tributi	98,18	
51	Finanziaria B.T.B. S.p.A.	Trento	1	Banca Intesa	99,29	
52	Intesa Bank Ireland Plc.	Dublin	1	Banca Intesa	99,99	
53	Intesa Bank Overseas Ltd.	Cayman Islands	1	Banca Intesa	100,00	
54	Intesa Brasil Empreendimentos S.A.	São Paulo	1	Banca Intesa	100,00	
55	Intesa Casse del Centro S.p.A.	Spoleto *(Perugia)*	1	Banca Intesa	96,07	
56	Intesa Distribution Services S.r.l.	Milano	1	Banca Intesa	32,05	
				Intesa Holding Asset Management	67,95	
57	Intesa e.Lab S.p.A.	Milano	1	Banca Intesa	100,00	
58	Intesa Formazione S.c.p.a.	Napoli	1	Banca Intesa	61,00	
				Intesa Casse del Centro	37,55	
59	Intesa Funding LLC	Wilmington *(Delaware)*	1	Banca Intesa	100,00	
60	Intesa Gestione Crediti S.p.A.	Milano	1	Banca Intesa	100,00	
61	Intesa Global Finance Company Ltd	Dublin	1	Intesa Holding International	100,00	
62	Intesa Holding Asset Management S.p.A.	Milano	1	Banca Intesa	100,00	
63	Intesa Holding International S.A.	Luxembourg	1	Banca Intesa	99,99	
64	Intesa Investimenti S.p.A.	Milano	1	Banca Intesa	100,00	
65	Intesa Lease Sec S.r.l.	Milano	1	Banca Intesa	60,00	
66	Intesa Leasing S.p.A.	Milano	1	Banca Intesa	99,67	
67	Intesa Mediofactoring S.p.A.	Milano	1	Banca Intesa	100,00	
68	Intesa Preferred Capital Company L.L.C. [f]	Wilmington *(Delaware)*	1	Banca Intesa	100,00	
69	Intesa Previdenza - Società di Intermediazione Mobiliare S.p.A.	Milano	1	Banca Intesa	78,53	
70	Intesa Real Estate S.r.l.	Milano	1	Banca Intesa	100,00	
71	Intesa Renting S.p.A.	Milano	1	Intesa Leasing	65,00	
72	Intesa Sec. S.p.A.	Milano	1	Banca Intesa	60,00	
73	Intesa Sec. 2 S.r.l.	Milano	1	Banca Intesa	60,00	
74	Intesa Sec. Npl S.p.A.	Milano	1	Banca Intesa	60,00	
75	Intesa Sec. Npl 2 S.r.l.	Milano	1	Banca Intesa	60,00	
76	IntesaBci Preferred Capital Company L.L.C. III [e]	Wilmington *(Delaware)*	1	Banca Intesa	100,00	
77	IntesaBci Preferred Securities Investor Trust	Newark	1	IntesaBci Preferred Capital Company III	100,00	
78	IntesaTrade Sim S.p.A.	Milano	1	Banca Intesa	100,00	
79	Inversiones Mobiliarias S.A. - IMSA	Lima	1	Banca Intesa	97,29	
80	Invest Holding d.o.o.	Karlovac	1	Privredna Banka Zagreb	56,38	
81	KMB - Leasing	Mosca		KMB Bank	100,00	
82	KMB Bank	Mosca	1	Intesa Holding International	75,00	
83	Lelle SPC - Real Estate investment and trading co.	Budapest	1	CIB Real Estate	99,96	
				Cib Insurance Broker	0.04	
84	Lima Sudameris Holding S.A.	Lima	1	Banca Intesa	49,28	
				IMSA	43,95	
85	Lux Gest Conseil S.A.	Luxembourg	1	Société Européenne de Banque	99,97	
86	Magazzini Generali Fiduciari Cariplo S.p.A.	Pavia	1	Banca Intesa	100,00	
87	Medimurska Banka d.d.	Cakovec	1	Privredna Banka	96,39	
88	Nextra Distribution Services S.A.	Luxembourg	1	Intesa Distribution Services	99,97	
				Société Européenne de Banque	0.03	
89	OOO Intesa Realty Russia	Moscow	1	Banca Intesa	100,00	
90	PBZ American Express d.o.o.	Zagreb	1	Privredna Banka Zagreb	100,00	
91	PBZ American Express I. dr. d.o.o.	Skopje	1	PBZ American Express - Zagreb	95,00	
92	PBZ Invest d.o.o.	Zagreb	1	Privredna Banka Zagreb	100,00	
93	PBZ Leasing d.o.o.	Zagreb	1	Privredna Banka Zagreb	100,00	

	Companies	Registered office	Type of relationship (a)	Investment direct ownership	% held	Votes available % (b)
94	PBZ Nekretnine d.o.o.	Zagreb	1	Privredna Banka Zagreb	100.00	
95	PBZ Stambena stedionica d.d.	Zagreb	1	Privredna Banka Zagreb	100.00	
96	Phönix Beteiligungs - und Verwaltungs GmbH & Co. KG	Berlin	1	Banca Intesa	98.78	
				Phönix Beteiligungs Gmbh	1.22	
97	Phönix Beteiligungs Gmbh	Berlin	1	Banca Intesa	100,00	
98	Private Equity International S.A.	Luxembourg	1	Banca Intesa	99.99	
99	Privredna Banka Zagreb d.d.	Zagreb	1	Intesa Holding International	76.30	
100	Q - Broker a.s.	Kezmarok	1	Consumer Finance Holding	100,00	
101	Q - Car a.s.	Kezmarok	1	Consumer Finance Holding	100,00	
102	Quatro a.s.	Kezmarok	1	Consumer Finance Holding	100,00	
103	Recovery a.s.	Bratislava	1	Vseobecna Uverova Banka	100,00	
104	Romulus Funding Corporation		4			
105	S.A.T.A. – Sociedade de Assessoria Técnica e Administrativa S.A.	São Paulo	1	Intesa Brasil Empreendimentos	99.99	
106	Sailview Company	Dublin	1	Private Equity International	99.99	
107	Scala Advisory S.A.	Luxembourg	1	Banca Intesa	99.97	
				Société Européenne de Banque	0.03	
108	SEB Trust Limited	St Helier – Jersey	1	Société Européenne de Banque	99.99	
109	Servicios, Cobranzas e Inversiones S.A.C.	Lima	1	Banco Wiese Sudameris	99,00	
110	Servitia S.A.	Luxembourg	1	Société Européenne de Banque	99.99	
111	Servizi Riscossione Tributi Terni S.p.A.	Terni	1	Cassa di Risparmio di Spoleto	0,03	
				Cassa di Risparmio di Terni e Narni	99.97	
112	Servizio Riscossione Tributi Rieti S.p.A.	Rieti	1	Cassa di Risparmio di Rieti	100.00	
113	Setefi S.p.A.	Milano	1	Banca Intesa	100,00	
114	Slovenska Pozicovna a.s.	Kezmarok	1	Consumer Finance Holding	100,00	
115	Slovenske Kreditne Karty a.s.	Kezmarok	1	Consumer Finance Holding	100,00	
116	Società Italiana di Revisione e Fiduciaria – S.I.RE.F. S.p.A.	Milano	1	Banca Intesa	100,00	
117	Société d'Investissements et de Financements Immobiliers – FINAMERIS S.A.	Paris	1	Banca Intesa (France)	99.99	
118	Société Européenne de Banque S.A.	Luxembourg	1	Intesa Holding International	99.99	
119	Société Foncière Meyerbeer S.A.R.L.	Paris	1	Sudameris	99.56	
120	Sudameris S.A.	Paris	1	Intesa Holding International	99.99	
121	TatraCredit a.s.	Kezmarok	1	Consumer Finance Holding	100,00	
122	Vseobecna Uverova Banka a.s.	Bratislava	1	Intesa Holding International	96.49	
123	VUB Asset Management Sprav. Spol a.s.	Bratislava	1	Vseobecna Uverova Banka	100,00	
124	VUB Factoring a.s.	Bratislava	1	Vseobecna Uverova Banka	100,00	
125	VUB Leasingova a.s.	Bratislava	1	Vseobecna Uverova Banka	100,00	
126	Wallizing Financial Services Ltd.	Budapest	1	Cib Credit	100,00	
127	Wiese Sudameris Leasing	San Isidro *(Lima)*	1	Banco Wiese Sudameris	99.89	
128	ZAO Banca Intesa	Moscow	1	Banca Intesa	100,00	

(a) Type of relationship
1 - majority of voting rights at Ordinary Shareholders' Meeting;
2 - dominant influence at Ordinary Shareholders' Meeting.
3 - agreements with other Shareholders;
4 - other forms of control
5 - common management as defined in Art. 26.1 of the "Legislative Decree 87/92";
6 - common management as defined in Art. 26.2 of the "Legislative Decree 87/92";
(b) Available voting rights at Ordinary Shareholders' Meeting. Voting rights are presented only if other than the equity stake held in the company's capital. There are no potential voting rights.
(c) Considering the "preferred shares" issued by BCI US Funding Trust for a total of USD 200,000,000, the equity stake equals 4.76%.
(d) Considering the "preferred shares" issued by BCI US Funding Trust for a total of euro 550,000,000, the equity stake equals 4.76%.
(e) Considering the "preferred shares" issued by BCI US Funding Trust for a total of GBP 120,000,000, the equity stake equals 4.76%.
(f) Considering the "preferred shares" issued for a total of euro 200,000,000, the equity stake equals 18.70%.
(g) Considering the "preferred shares" issued for a total of euro 500,000,000, the equity stake equals 2.15%.

Consolidation methods

Full consolidation

This method involves the "line by line" aggregation of the individual amounts reported in the balance sheets and statements of income of the subsidiary companies concerned. Following the allocation to minority shareholders of their interests, in a specific caption, in equity and in the result for the period, the residual value is eliminated against the book value of the subsidiaries concerned.

Any positive differences arising on consolidation, after the allocation to the assets and liabilities of the consolidated subsidiary, are recorded as goodwill in the caption Intangible assets at the date of first consolidation. Negative differences are recognised in the statement of income.

Assets, liabilities, income and expenses between consolidated companies are totally eliminated.

All business combinations are registered applying the "purchase method" provided for by IFRS 3, based on which assets, liabilities and potential liabilities of purchased company are recorded at fair value at the date of acquisition. Any excess in the price paid with respect to the aforementioned fair value is recorded under goodwill; should price be lower, the difference is recorded in the statement of income.

The "purchase method" is applied starting from the date of acquisition, that is from the moment in which control of acquired company is obtained. Therefore, the economic results of a subsidiary acquired in the reference period are included in the Consolidated financial statements starting from the date of acquisition. Likewise, economic results of a subsidiary sold are included in the Consolidated financial statements until the date in which control ceased.

Once a year (or every time that there is evidence of impairment losses) an impairment test is carried out for goodwill. This requires the identification of the cash-generating unit to which goodwill is allocated. Any impairment losses are determined on the basis of the difference between the carrying amount of goodwill and its recoverable amount, if lower. Such recoverable amount is equal to the higher between the fair value of the cash-generating unit less costs to sell and the relative value in use. The consequent adjustments are posted in the statement of income.

The difference between sale price and book value at the date of disposal (including foreign exchange differences recorded in shareholders' equity on consolidation, over time), is accounted for in the statement of income.

The financial statements of the Parent Company and of other companies used to prepare the Consolidated financial statements refer to the same date. In certain cases, for subsidiaries which are not material, the last approved financial statements (annual or interim) are used.

Where necessary – and without prejudice to absolutely marginal cases – the financial statements of companies which are drawn up using different accounting criteria are restated to be compliant with the standards used by the Group.

Measurement using the equity method

Associates and companies subject to joint control are consolidated with the equity method. For the latter, Banca Intesa opted for the use of this consolidation method instead of proportional consolidation, as provided for by IAS 31.

The equity method requires the initial recognition of the equity investment at cost and its subsequent value adjustment based on the stake in the company's shareholders' equity.

Any difference between the value of the equity investment and the shareholders' equity of the company involved is recorded in the book value of the company.

The valuation of the portion of shareholders' equity does not consider any potential voting rights.

The portion pertaining to the Group of the company's results for the period are recorded in a specific caption of the consolidated statement of income.

If there is evidence that the value of an investment in an associate or a company subject to joint control may have decreased, the recoverable amount is estimated, considering the present value of expected cash flows, including the value of final disposal of the investment. If the recoverable amount is under book value the relative difference is recorded in the statement of income.

For consolidation of companies subject to joint control, financial statements as at 31st December 2005 have been used.

For consolidation of investments in associates the most recent approved (annual or interim) figures have been used. In certain cases the companies have not yet applied IAS/IFRS and, therefore, for such companies it was verified that the adoption of IAS/IFRS would not have produced significant effects on Gruppo Intesa's Consolidated financial statements.

Conversion of financial statements in currencies other than euro

The financial statements of the companies which do not operate in the Euro Zone are translated into euro applying to the assets and liabilities in the balance sheet the spot exchange rate at period-end and to the statement of income the average exchange rate.

Foreign exchange differences from the conversion of the financial statements of such companies, deriving from the application of different foreign exchange rates to assets and liabilities and the statement of income, are recorded in Valuation reserves under shareholders' equity. Foreign exchange differences on the shareholders' equity of the subsidiaries are also recorded in Valuation reserves.

All foreign exchange differences are reversed to the statement of income of the year in which the foreign operation is sold.

SECTION 4 – SIGNIFICANT EVENTS SUBSEQUENT TO FINANCIAL STATEMENT DATE

Banca Intesa Infrastrutture e Sviluppo, the Group's new bank destined to offer an integrated service to the public sector, is operational as of 1st January 2006. It received the contribution of the activities of the Public & Infrastructure Finance Department of the Corporate Division. Banca Intesa Infrastrutture e Sviluppo was established with the objective of forming an excellence centre in the Public Finance area in Italy, with a targeted product and services offering (Mortgaged Lending, Debt Capital Market, Equity Capital Market, Merger & Acquisition, Project Finance) in addition to typical commercial banking services (treasury and cash management, collection of social security charges, advances on loans, commercial payments, deposit and cash-withdrawals).

The new bank has a streamlined structure made up of approximately 100 professionals, strongly business-oriented, which operates both directly, via eleven territorial offices and two branches with cash operations, and indirectly, integrated with the network of the 3,000 Group branches.

Again in the first days of January Banca Intesa – which already held 35.03% of the voting shares of UPI Banka, Sarajevo - launched a friendly takeover bid for the remaining 64.97% of the voting share capital, which was completed on 20th February, after 45 calendar days had elapsed, in compliance with local regulations. Banca Intesa with a total investment of approximately 37 million euro, was conferred 105,181 voting shares corresponding to 45.93% of UPI Banka's share capital, which brings its controlling interest to 80.96%. EBRD (European Bank for Reconstruction and Development) will maintain a 10% stake while minority shareholders will keep the remaining 9.04%. UPI Banka is the fifth largest bank in Bosnia and Herzegovina in terms of total assets and operates through 16 branches serving approximately 45,000 clients. As at 30th September 2005 total assets amounted to 223 million euro, customer deposits to 179 million euro, loans to customers to 102 million euro and shareholders' equity to 18.5 million euro. For the nine months ended 30th September 2005, its net income amounted to approximately 1.4 million euro.

In February Banca Intesa and the controlling shareholder of Ukraine's Ukrsotsbank signed a share purchase agreement for the acquisition of 85.42% of the share capital of Ukrsotsbank. Following the completion of a pending share capital increase for the equivalent of approximately 60 million US dollars, Banca Intesa will acquire additional shares of the Bank, increasing its equity stake to approximately 88.1% of the share capital of the Ukraine's bank. The transaction will be completed in two closings due to the pending capital increase completion. The closing of the first phase is expected to be completed in May following receipt of all regulatory approvals while the second closing is expected to be completed not later than September once the capital increase formalities will have been concluded. Banca Intesa's overall investment is estimated at 1,161 million US dollars (approximately 975 million euro), including the share capital increase of 60 million US dollars, thus valuing Ukrsotsbank approximately 1,310 million US dollars, which would represent 5.2 times the shareholders' equity of the Ukraine's bank calculated on the basis of management figures as at 31st December 2005 plus the capital increase of 60 million US dollars. This multiple reflects the high growth rates

foreseen both for the economy and banking system of Ukraine, which has over 47 million inhabitants, and for Ukrsotsbank's assets and profitability, also taking into account the valu e of the expected synergies and the potential of the branch network currently consisting of 527 branches located all over the Country with approximately 600,000 retail clients and 60,000 corporate clients. As at 31st December 2004, Ukrsotsbank was the fourth largest Ukrainian bank, with total assets of 1,308 million US dollars, customer deposits of 1,078 million US dollars, loans to customers of 721 million US dollars, shareholders' equity of 154 million US dollars and net income for the year of approximate ly 21 million US dollars. In 2005, the bank posted a strong rate of growth highlighting, based on the first available figures, further increases in main balance sheet aggregates and a significant improvement in net income.
Again in February, Banca Intesa acquired from the Sardegna Region the equity stake held in Banca CIS, made up of 933,975 ordinary shares representing 28.33% of the share capital, at a total price of 80 million euro. The Group's control stake therefore increased to 83.7% of the company's share capital.
In March, Banca Intesa – following approval of regulatory authorities – closed the sale of its Peruvian subsidiary Banco Wiese Sudameris (BWS) to Scotiabank as described in the Report on operations of this Annual report. As is generally know n, Banca Intesa will maintain a minority stake of 19.95% in the entity resulting from the subsequent merger of the operations of BWS and Banco Sudamericano. Beginning from the sixth year immediately following the closing, the agreement provides for a put/c all option on Banca Intesa's stake in the combined entity.
Again in March, Banca Intesa completed, for a consideration of 24.5 million euro, the purchase of 35% of the capital of Crédit Agricole Asset Management SGR, as part of a wider strategic agreement with the Crédit Agricole group regarding asset management activities. In December 2005 – as described in detail in the Report on operations – Banca Intesa had sold to Crédit Agricole a 65% stake in the capital of Nextra Investment Management SGR.
At the end of March, Banca Intesa exercised the right of recess provided for by the shareholders' agreement referred to the stake held in Olimpia and the consequent right to sell to Pirelli 220,939,615 Olimpia shares, equal to 4.772% of share capital, held by Banca Intesa, for a consideration of approximately 585 million euro, in line with carrying value.

SECTION 5 - OTHER ASPECTS

As in the past, also for 2005, Gruppo Intesa used the faculty contained in Art. 82, par. 2, of Consob Resolution 11971 of 14th May 1999 and subsequent amendments, of making the draft Parent Company's financial statements and the draft consolidated financial statements as at 31st December 2005 available for Shareholders and the market within 90 days from the end of period – instead of the quarterly report as at the same date. The quarterly development of the statement of income is also presented for the purpose of providing the market consistent information with that disclosed in the previous interim reports.
It must be noted that Banca In tesa prepared and published in the terms and according to the means set out by Consob, Consolidated reports as at 31st March 2005, and as at 30th September 2005 and the Half-year report as at 30th June 2005 (which was subject to a limited review by Reconta Ernst & Young).
Reconta Ernst & Young audited the Consolidated financial statements as at 31st December 2005, in execution of the resolution of the Shareholders' Meeting of 16th April 2003, which appointed it independent auditor for the 2003-2005 three-year period.

Option for the national fiscal consolidation provisions

Starting from 2004 Banca Intesa and the Group's Italian companies (with the exclusion of Banca CIS, Banca di Trento e Bolzano, FinBTB, FriulAdria, and the tax collection companies) have adopted the so-called "national fiscal consolidation", set forth by Articles 117-129 of the new Combined Tax Regulations, introduced by Legislative Decree 344/2003. It provides for an option, based on which the total net income or fiscal loss of every contr olled subsidiary taking part in the fiscal consolidation procedure – together with withholding tax, tax deductions and tax credits – is transferred to the parent company, which determines a single taxable income or loss carried forward (that is the result of the sum of its own income/loss and of the income/loss of the participating subsidiaries) and, consequently, a sole tax debit/credit.

Based on this option, Group companies which opted for the "national fiscal consolidation" determine the tax charge pertaining to them and the corresponding taxable income is transferred to the Parent Company. If one or more companies have a negative taxable income, in presence of a consolidated income in the year or of highly probable future taxable incomes, the fiscal losses are transferred to the Parent Company.

A. 2 – MAIN FINANCIAL STATEMENT CAPTIONS

This chapter presents the Accounting principles adopted in the preparation of the 2005 Consolidated financial statements. The illustration of accounting principles adopt ed by the Group referes to the following phases: classification, recognition, measurement and derecognition of asset and liability captions. For each of these phases the description of related economic effects, if significant, is also indicated.

1. Financial assets held for trading

Classification criteria

This category includes debt securities and equities and the positive value of derivative contracts held for trading. Derivative contracts also include those embedded in combined financial instruments which are subject to separate accounting when:

- their characteristics and risks are not closely related to the characteristics of the host contract;
- embedded instruments, even though separate, fully meet the definition of derivative;
- combined instruments ar e not measured at fair value with changes in fair value recognised through profit and loss.

Recognition criteria

Initial recognition of financial assets occurs at settlement date, for debt securities and equities and at trade date for derivative contracts.

On initial recognition, financial assets held for trading are recorded at fair value, without considering transaction costs or revenues directly attributable to the instrument.

Any embedded derivatives in combined financial instruments not directly conn ected to the latter and with the characteristics to meet the definition of derivative are recorded separately from the host contract at fair value.

Measurement criteria

After initial recognition financial assets held for trading are recorded at fair value . The effects of the application of this measurement criterion are recorded in the statement of income.

For the determination of the fair value of financial instruments quoted on active markets, market quotes are used. If the market for a financial instrum ent is not active, standard practice estimation methods and valuation techniques are used which consider all the risk factors correlated to the instruments and that are based on market elements such as: valuation of quoted instruments with the same charact eristics, calculation of discounted cash flows, option pricing models, recent comparable transactions, etc. Equities and derivative instruments which have equities as underlying assets, for which it is not possible to determine a reliable fair value according to the guidelines listed above, are maintained at cost.

Derecognition criteria

Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant p art of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.

In case it is not possible to ascertain the substantial transfer of risks and reward s, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.

Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

2. Financial assets available for sale

Classification criteria

The present category includes the non-derivative financial assets that do not fall within any of the other categories such as Loans, Financial assets held for trading or Investments held to maturity.

In particular, this caption is made up of i) bonds which are not held for trading and which are not included in Investments held to maturity or in Loans, ii) equity investments which are not held for trading and do not qualify as investments in subsidiaries, associates or entities subject to joint control, including private equity investments and private equity funds as well as iii) the portions of syndicated loans that, from inception, are destined for sale.

Recognition criteria

Initial recognition of the financial asset occurs at settlement date for debt securities and equities and at disbursement date for loans.

On initial recognition, assets are recorded at fair value, including transaction costs and revenues directly attributable to the instrument. If, in the cases provided for by accounting principles, recognition occurs following the reclassification of Investments held to maturity, recognition value is represented by fair value at the time of transfer.

Measurement criteria

After initial recognition, Financial assets available for sale are measured at fair value, through the registration in the statement of income of the value corresponding to amortised cost, while gains or losses deriving from a change in fair value are recorded in a specific reserve in shareholders' equity, until the financial asset is derecognised or a permanent loss occurs. On the sale of the financial asset or on recognition of a loss, the cumulated profit or loss must be reversed, all or in part, to the statement of income.

Fair value is determined on the basis of criteria already illustrated for financial assets held for trading.

Equities included in this category and any derivative instruments which have equities as underlying assets, for which it is not possible to determine a reliable fair value, are maintained at cost.

Financial assets available for sale are assessed to identify if they show objective evidence of a decline in fair value.

If such evidence exists, the loss is measured as the difference between the carrying value of the asset and the present value of the estimated future cash flows, discounted at the original effective interest rate, or through specific valuation methodologies as concerns equities.

If the reasons for impairment cease to exist, following an event which occurred after the registration of the impairment, value recoveries are posted through the statement of income in the case of loans or debt securities, and through shareholders' equity in the case of equities. The size of the recovery must not lead carrying amount of the financial asset to exceed amortised cost had no impairment losses been recognised in previous periods.

Derecognition criteria

Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.

In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.

Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

3. Investments held to maturity

Classification criteria

Debt securities with fixed or determinable payments and fixed maturity, which the entity has the positive intention and ability to hold to maturity, are classified in this categ ory. If following a change in intention or in ability it is no longer appropriate to maintain an investment as "held to maturity", this is reclassified in Financial assets available for sale.

Recognition criteria

Initial recognition of financial assets occurs at settlement date.

On initial recognition financial assets classified in the present category are recorded at fair value, inclusive of any costs and revenues directly attributable to the asset. If inclusion in this category occurs following the reclassification of Financial assets available for sale, the fair value of the asset at the date of reclassification is used as the new amortised cost of the asset.

Measurement criteria

After the initial recognition, Investments held to maturity are valued at amortised cost, using the effective interest method.

Profits or losses referred to investments held to maturity are recorded in the statement of income when assets are derecognised or impaired, and through the amortisation process of the difference between book value and the value reimbursable at maturity.

Investments held to maturity are assessed to identify if they show objective evidence of possible impairment.

If such evidence exists, the loss is measured as the difference between the carr ying value of the asset and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recorded in the statement of income.

If the reasons for impairment cease to exist following an event which occ urred after the registration of impairment losses, value recoveries are posted through the statement of income. The size of the recovery must not lead carrying amount of the financial asset to exceed amortised cost had no impairment losses been recognised in previous periods.

Derecognition criteria

Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.

In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of a ssets sold and to variations in the relevant cash flows.

Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

4. Loans

Classification criteria

Loans include loans to customers and due from banks, both disbursed directly and acquired by third parties, which entail fixed or in any case determinable payments, which are not quoted on an active market and which are not classified at inception in Financial assets available for sale.

The caption Loans to customers also includes commercial loans, repurchase agreements with the obligation to resell at a later date, and securities underwritten at issue or via private placements, with determined or determinable payments, not quoted in active markets, as well as financial lease receivables at balance sheet date or that in any case have already led to a contractual obligation for the parties involved.

The caption Loans to customers also includes loans deriving from factoring activities, that is advances on with recourse transactions, as well as receivables acquired in without recourse transactions, after having verified that the substantial transfer to the factoring company of the risks and rewards connected to loans purchased has occurred. In presence of factoring without recourse for which the precondition of the transfer of risks and rewards from the seller to the factor is not met, any advances made to the seller are recorded under assets.

Recognition criteria

Initial recognition of a loan occurs at date of subscription of the contract that normally coincides with disbursement date, based on the fair value of the financial instrument, equal to the amount disbursed or subscription price, inclusive of the costs/revenues directly attributable to the single loan and determinable from inception, even when settled at a later date. Costs that, even with the aforementioned characteristics, are reimbursed by the borrower or are classifiable as normal internal administrative costs are excluded.

Finance lease receivables are recognised at a value equal to the net investment in the finance lease, including initial direct costs.

Measurement criteria

After initial recognition, loans are measured at amortised cost, equal to initial value increased/decreased by principal repayments, adjustments/recoveries and amortisation – calculated applying the effective interest method – of the difference between amount disbursed and amount to be reimbursed at maturity, typically attributable to the costs/revenues directly connected to the single loan. The effective interest rate is the rate that exactly discounts estimated future cash payments of the loan, for principal and interest, to the amount disbursed inclusive of the costs/revenues attributable to the loan. This measurement method uses a financial approach and enables to distribute the economic effect of the costs/revenues through the expected residual life of the loan.

For finance lease receivables, interest income is recorded in the statement of income, while instalments – which represent the reimbursement of the principal – are deducted from the value of the receivable.

The amortised cost method is not used for loans whose short maturity implies that the application of the discounting approach leads to immaterial effects. Such loans are recorded at historical cost. An analogous measurement criterion is applied to loans with unspecified maturity or with notice period.

Loans are reassessed for the purpose of identifying those which, due to events occurred after initial recognition, show objective evidence of possible impairment. These include doubtful loans, substandard, restructured or past due loans according to the current rules issued by the Bank of Italy, consistent with IAS/IFRS regulations.

Such non-performing loans are subject to an individual assessment process and the adjustment of each loan is equal to the difference between carrying value at the time of valuation (amortised cost) and present value of expected future cash flows, calculated applying the original effective interest rate.

Forecasted future cash flows consider expected recovery times, presumed recoverable amount of any guarantees as well as costs which it is deemed will be sustained for the recovery of the exposure. The original effective rate of each loan remains unchanged over time even though

the relationship has been restructured with a variation of the contractual interest rate and eve n though the relationship, in practice, no longer bears contractual interest.
The adjustment is recorded in the statement of income.
The original value of loans is reinstated in subsequent periods to the extent that the reasons which had led to the impairment cease to exist, provided that such valuation is objectively attributed to an event which occurred subsequent to the impairment. The recovery is recorded in the statement of income and must not lead carrying amount of the loan to exceed amortised cost had no impairment losses been recognised in previous periods.
Recoveries on impairment include time value effects.
Loans for which no individual evidence of impairment exists are subject to collective measurement. This measurement occurs for groups of loans with the same credit risk characteristics and the relevant percentage losses are estimated considering historical loss data, based on objective elements observable at measurement date, which enable to estimate the intrinsic loss for each loan category. The valuation also considers the risk of the borrower's Country of residence.
Collective adjustments are recorded in the statement of income.

Derecognition criteria
Loans sold are derecognised solely if the sale leads to the substantial transfer of all the r isks and rewards connected to the loans. Conversely, if a significant part of the risks and rewards relative to the sold loans is maintained, they continue to be recorded in assets, even though their ownership has been transferred.
In case it is not possible to ascertain the substantial transfer of risks and rewards, the loans are derecognised where no control over the loans has been maintained. If this is not the case, when, even partial, control is maintained, then the loans continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of loans sold and to variations in the relevant cash flows.
Lastly, loans sold are derecognised if the entity retains the contractual rights to receive the cash flows of the loan, but signs a simultaneous obligation to pay such cash flows,, and only such cash flows, to third parties.

5. Financial assets measured at fair value

Gruppo Intesa decided not to adopt for the 2005 financial statements, the so-called "fair value option", that is it did not avail itself of the possibility of measuring at fair value through profit and loss financial assets other than those for which IAS 39 requires the application of fair value measurement considering their specific functional destinatio n. Therefore, exclusively financial assets held for trading, those which are subject to fair value hedges and hedging derivatives are measured at fair value through profit and loss.

6. Hedging transactions

Types of hedges
Hedging transactions are aimed at neutralising potential losses on a specific item or group of items, attributable to a certain risk, if such risk should actually occur.
The following three types of hedging transactions are used:

- fair value hedge, which has the objective of covering exp osure to changes in the fair value of a caption in the balance sheet attributable to a specific risk. This type of hedge is also used for hedging market risk on fixed rate or structured bond issues;
- cash flow hedge, which has the objective of covering expo sure to variability in future cash flows attributable to particular risks associated with balance sheet captions. This type of hedge is used to stabilise the interest flow on variable rate funding to the extent that the latter finances fixed rate investments;
- hedges of net investments in foreign currency, which refer to the coverage of the risks of net investments in foreign operations expressed in foreign currency.

Only hedging transactions which involve counterparties outside the Group may qualify for hedge accounting.

Measurement criteria

Hedging derivatives are measured at fair value; in particular:

- in the case of fair value hedges, the change in the fair value of the hedged item is offset by the change in fair value of the hedging instrument. Offsetting is recognised via the registration in the statement of income of the gains and losses referred to both the hedged item (as concerns the variations produced by the underlying risk factor), and the hedging instrument. Any difference, which represents the partial ineffectiveness of the hedge, is therefore the net economic effect;
- in the case of cash flow hedges, changes in fair value of the derivative are recorded in equity, for the effective portion of the hedge, and these are registered in the statement of income only when, with reference to the hedged item, there is a variation in the flows to be offset or if the hedge is ineffective;
- hedges of net investments in foreign currency are treated in the same way as cash flow hedges.

Derivatives are designated as hedging instruments if there is formal designation and documentation of the hedging relationship between the hedged item and the hedging instrument and if this is effective at inception and prospectively over the entire period of the hedge.

The effectiveness of the hedge depends on the extent to which changes in the fair value of the hedged item or the relating expected cash flows are offset by those of the hedging instrument. Therefore, effectiveness is appraised by comparing the afore mentioned changes, considering the intent pursued by the entity at the time in which it entered the hedging transaction.

A hedge is effective when the variations in fair value (or cash flows) of the hedging financial instrument almost completely neutralise, that is in the limits set out by the 80-125% range, the changes in the fair value of the hedged item, for the type of risk being hedged.

Effectiveness is assessed at every close of annual or interim financial statements using:

- prospective tests, which justify the application of hedge accounting, since these prove the expected effectiveness of the hedge;
- retrospective tests, which highlight the degree of hedge effectiveness reached in the period to which they refer. In other words, they measure to what extent results achieved differ from perfect hedging.

If such assessments do not confirm hedge effectiveness, from that moment hedge accounting is discontinued, the derivative is reclassified in instruments held for trading and the hedged item is measured on the basis of its classification in the balance sheet.

7. Investments in associates and companies subject to joint control

Recognition, classification and measurement criteria

The caption includes investments in companies subject to joint control and associates.

Companies are considered as subject to joint control when the voting rights and the control of the economic activities of the company are equally shared by Banca Intesa, directly or indirectly, and another entity. Furthermore, a company is considered as subject to joint control even when voting rights are not equally shared if control over the economic activities and the strategies of the company is shared based on contractual agreements with other entities.

Companies are considered associates, that is subject to significant influence, when the Parent Company, directly or indirectly, holds at least 20% of voting rights or if the Parent Company – with a lower equity stake – has the power of participating to the determination of financial and management policies of the company based on specific juridical relations, such as the participation to voting syndicates.

Certain companies in which Banca Intesa, directly or indirectly, holds a stake exceeding 20% are not considered subject to significant influence since it solely has economic rights on a portion of the returns generated by the investment, but does not have access to management policies and may exercise governance rights limited to the safeguard of its economic interests.

The caption also includes certain subsidiaries which, due to their negligible size, are carried at cost and the equity stake in Bank of Italy.

If there is evidence of impairment, recoverable amount of the investment is estimated, considering the present value of the future cash flows which may be generated by the investment, included the final disposal value.

If recoverable amount is lower than carrying value, the difference is recorded in the statement of income.
If the reasons for impairment are removed following an event subse quent to the registration of impairment, recoveries are recorded in the statement of income.

Derecognition criteria
Investments in associates and companies subject to joint control are derecognised when the contractual rights to the cash flows from the as sets expire or when the investment is sold transferring substantially all the risks and rewards connected to the assets.

8. Property and equipment

Classification criteria
Property and equipment include land, buildings used in operations, investment pr operty, technical plants, furniture and fittings and any type of equipment.
They are tangible items that are held for use in the production or supply of goods or services, for rental to third parties and are expected to be used during more than one period.
The caption also includes the goods used in finance lease contracts, even though the ownership remains in the books of the lessor.

Recognition criteria
Property and equipment are initially measured at cost which comprises in addition to their purchase price any costs directly attributable to the purchase and required for them to be operational.
Extraordinary maintenance expenses which lead to a rise in future economic benefits, increase the value of assets, while other ordinary maintena nce costs are recorded in the statement of income.

Measurement criteria
Property and equipment, including investment buildings, are measured at cost, net of depreciation and impairment losses.
Property and equipment are systematically depre ciated, adopting the straight-line method over their useful life, indicated below with reference to the main equipment categories: furniture, ordinary office equipment, fittings, plants and any type of equipment: 8 years; bullet -proof bank counters: 6 years; alarm systems, video filming appliances: 4 years; motor vehicles, information technology appliances and electronic equipment: 3 years. Depreciable amount is represented by the cost of the good since the residual value at the end of the depreciation peri od is not deemed to be significant. Buildings are depreciated for a portion equal to 3% per year, deemed to be fit to represent their deterioration over time following their use, considering extraordinary maintenance expenses, which are recognised in carr ying value of the assets.
The following are not depreciated:

- land, irrespectively of whether acquired individually or embedded in the value of buildings, since it has an indefinite useful life. If its value is incorporated in the value of the building, by applying a component approach, land is considered separable from the building; the division between the value of the land and that of the building is calculated on the basis of a specific independent expert opinion solely for entire buildings owned by the Bank for which the Company has the full use of the land;
- works of art, since the useful life of a work of art cannot be estimated and its value is normally destined to increase over time.

If there is some evidence that an asset may have been impaired, carr ying value of the asset and its recoverable amount are compared. Any impairment losses are recorded in the statement of income.
If the reasons for impairment cease to exist, a value recovery is recorded which may not exceed the value that the asset would have had, net of depreciation determined in absence of previous impairments.

Derecognition criteria
Property and equipment are derecognised from the balance sheet on disposal or when the asset is permanently withdrawn from use and no future economic benefits are expected from its disposal.

9. Intangible assets

Classification criteria
Intangible assets are recognised as such if they may be identified and stem from legal or contractual rights. Intangible assets include goodwill and software.
Goodwill is the positive difference between purchase cost and fair value of assets and liabilities pertaining to the acquired company.

Recognition and measurement criteria
An intangible asset may be recognised as goodwill when the positive difference between fair value of shareholders' equity acquired and the purchase cost of the equity investment (inclusive of accessory costs) is representative of the future income-generation potential of the equity investment.
If such difference should be negative (badwill) or if goodwill may not be attributed considering future income-generation potential of the equity investments, the same difference is directly recorded in the statement of income.
Once a year (or every time that there is evidence of impairment losses) an impairment test is carried out for goodwill. This requires the identification of the cash-generating unit to which goodwill is allocated. Any impairment losses are determined on the basis of the difference between the recognition value of goodwill and its recoverable amount, if lower. Such recoverable amount is equal to the higher between the fair value of the cash-generating unit, less any cost to sell and the relative value in use. The consequent adjustments are posted in the statement of income.
Other intangible assets are recognised at cost, adjusted for any accessory charges only if it is probable that the future economic benefits attributable to the assets are realised and if the cost of the asset may be reliably determined. If this is not the case the cost of the intangible asset is recorded in the statement of income in the year in which it was sustained.
The cost of intangible assets is amortised in a straight line based on the intangible's useful life which, for application software, does not exceed five years.
If there is any indication that shows that an asset may have suffered impairment losses, the asset's recoverable amount is estimated. The impairment loss, which is recorded in the statement of income, is equal to the difference between the book value of the assets and the recoverable amount.

Derecognition criteria
Intangible assets are derecognised from the balance sheet on disposal and if no future economic benefits are expected.

10. Non-current assets held for sale and discontinued operations and related liabilities

Non-current assets/liabilities for which a disposal process has commenced and for which disposal is deemed to be extremely probable are recorded in assets under Non-current assets held for sale and discontinued operations and in liabilities under Liabilities associated with non-currents assets held for sale and discontinued operations. Such assets/liabilities are measured at the lower between carrying value and their fair value less costs to sell.
The income and charges (net of tax impact) attributable to non-current assets held for sale and discontinued operations or recorded as such in the year are recognised in the statement of income in a separate caption.

11. Current and deferred tax

The Group records the impact of current and deferred tax applying the tax rates in force in the Countries in which consolidated subsidiaries operate.
Income taxes are recorded in the statement of income with the exception of those relative to items directly debited or credited in equity.
The provision for income taxes is determined with reference to a prudent estimate of current and deferred taxation. In particular, deferred tax assets and liabilities are determined irrespective of temporal limits and according to all temporary differences between book value attributed to assets or liabilities and the corresponding values for fiscal purposes.
Deferred tax assets, relative to deductible temporary differences or to future tax benefits deriving from the possibility of carried forward tax losses, are recognised to the extent that they have a high probability of recovery, based on the continuing capacity to generate taxable income in future years of the relevant company or of the Parent Company, following the exercise of the option relative to the "national fiscal consolidation".
Deferred tax liabilities have been fully accounted for, with reference to all temporary taxable differences, with the sole exception of shareholders' equity reserves subject to a suspended tax regime, since the size of the available reserves which have already been taxed, leads to believe that the Bank will not undertake any transactions which may lead to tax the untaxed reserves.
Deferred tax assets and liabilities are accounted for in the balance sheet with open balances and without offsetting effects, the former in the Tax assets caption and the latter in the Tax liabilities caption.
In addition, this item reflects the deferred taxation on consolidation adjustments, if it is likely that the taxes concerned will become payable by a Group company. These taxes essentially reflect those arising from the allocation of positive consolidation differences in the assets of the consolidated company.
Deferred tax assets and liabilities are systematically reviewed considering any changes in fiscal regulations or tax rates and the situation of the Group companies involved.

12. Allowances for risks and charges

Post employment benefits
Inside-Company post employment benefits are set up based on internal agreements and qualify as defined benefit plans. Liabilities related to such plans and the relative cost of current service are determined on the basis of actuarial assumptions based on the Projected unit credit method. This method sets out that future obligations are forecasted using past time-series analyses and the demographic curve and that such future cash flows are discounted based on a market interest rate. The provisions made in each period of service are considered separately and give rise to an additional unit of benefit entitlement for the purposes of the final obligation. The rate used to discount future flows is the average market yield curve on measurement dates. The present value of the liability at the reference date of the financial statements is also adjusted by the fair value of any plan assets.
Actuarial profits and losses are recognised in the statement of income, on the basis of the "corridor approach" only for the part of profits and losses which are not recorded at the end of the previous period which exceeds the higher between 10% of the present value of the defined benefit obligation and 10% of fair value of plan assets; this excess is recorded in the statement of income on the basis of the expected average remaining working life of the participants to the plan or in the year in the case of retired personnel.

Other allowances
Other allowances for risks and charges record provisions related to obligations legal or connected to labour relationships or to litigations, also fiscal, originated from a past event for which a disbursement will probably arise to settle the obligations, provided that the amount of the disbursement may be estimated reliably.
Where time value is significant, provisions are discounted using current market rates. Provisions and increases due to time value are recorded in the statement of income.

The caption also includes long-term benefits to employees, whose charges are determined with the same actuarial criteria described for post employment benefits. Actuarial profits and losses are all immediately recognised in the statement of income.

13. Payables and securities issued

Classification criteria

Due to banks, Due to customers and Securities issued include various forms of funding on the interbank market and with customers, repurchase agreements with commitment to repurchase and funding via certificates of deposit, bonds issued and other funding instruments in circulation, net of any amounts repurchased.

It also includes the payables recorded by the Group companies in the capacity of lessee in finance lease transactions.

Recognition criteria

Initial recognition of such financial liabilities occurs at the date of subscription of the contract, which normally coincides with the time of collection of the sums deposited or the issue of debt securities.

Initial recognition is based on the fair value of the liabilities, normally equal to the amount collected or the issue price, increased by any additional charges/revenues directly attributable to the single funding or issuing transaction. Internal administrative costs are excluded.

Measurement criteria

After initial recognition, financial liabilities are measured at amortised cost with the effective interest method.

An exception is made for short-term liabilities, where time value is immaterial, which are stated at collected amount.

Derecognition criteria

Financial liabilities are derecognised from the balance sheet when they have expired or extinguished. Derecognition also occurs for repurchase of previously-issued bonds. The difference between book value of the liability and amount paid for repurchase is recorded in the statement of income.

Placement of own securities, subsequently to their repurchase, is considered a new issue with recognition at the new placement price.

14. Financial liabilities held for trading

The caption includes the negative value of fair value measurement of derivatives held for trading as well as the negative value of embedded derivatives in combined contracts but which are closely correlated to the latter. It also includes liabilities determined by short selling generated by securities trading activities.

All financial liabilities held for trading are measured at fair value through profit and loss.

15. Financial liabilities designated at fair value through profit and loss

Gruppo Intesa decided not to adopt the so-called "fair value option", in the 2005 financial statements, that is, it did not avail itself of the possibility of measuring at fair value through profit and loss, financial liabilities other than those which IAS 39 requires the application of fair value measurement considering their specific functional destination. Therefore, only financial liabilities held for trading and those which are subject to fair value hedges and hedging derivatives are measured at fair value through profit and loss.

16. Foreign currency transactions

Initial recognition

Foreign currency transactions are recorded, on initial recognition, in the functional currency, by applying, to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction.

Reporting at subsequent balance sheet dates

At every close of annual or interim financial statements, captions in foreign cur rency are measured as follows:

- foreign currency monetary items are translated using the closing rate;
- non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transacti on;
- non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised through profit and loss in the period in which they arise.

When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised through profit and loss, any exchange component of that gain or loss is recognised through profit and loss.

17. Insurance assets and liabilities

Gruppo Intesa's Consolidated financial statements do not include assets or liabilities which present insurance risks.

18. Other information

Treasury shares

Any treasury shares held are directly deducted from equity.

Similarly, their original cost and the profits or losses deriving from their subsequent sale are recorded in equity.

Leasehold improvements

The costs sustained for restructuring property belonging to third parties are capitalised in consideration of the fact that for the duration of the rental contract the using company has control of the assets and may receive their future economic benefits. Such costs, recorded in Other assets as provided for by the instructions of the Bank of Italy, are amortised over a period which must not exceed the duration of the rental contract.

Employee termination indemnities

Employee termination indemnities are recorded based on their actuarial value.

For the purposes of defining actuar ial value, the Projected unit credit method is used. This method sets out that future obligations are forecasted using past time -series analyses and the demographic curve and that such future cash flows are discounted based on a market interest rate. The provisions made in each period of service are considered separately and give rise to an additional unit of benefit entitlement for the purposes of the final obligation. The rate used to discount future flows is the average market yield curve on measurement dates, weighted based on percentage amount paid and advanced, for each maturity with respect to the total to be paid and advanced until the expiry of the entire obligation.

Costs to service the plan are accounted for in personnel costs as the net provision s made, provisions accrued in previous years and not yet accounted for, accrued interest and actuarial gains and losses. The latter are recorded using the "corridor approach" that is as the excess cumulated actuarial gains/losses, recorded at the end of th e previous period with respect to

10% of present value of the defined benefit obligation. This excess is recorded in the statement of income on the basis of the expected average remaining working life of the participants to the plan.

Provisions for guarantees and commitments

Provisions made on an individual and collective basis, relative to estimated possible disbursements connected to credit risk relative to guarantees and commitments, determined applying the same criteria set out above with respect to lo ans, are recorded under Other liabilities, as set out by the Instructions of the Bank of Italy.

Share-based payments

Share-based payments are recorded in the statement of income, with a corresponding increase in shareholders' equity, on the basis of the fa ir value of financial instruments attributed at assignment date, dividing the charge over the period set forth by the plan.

In the case of options, the fair value is calculated using a model which considers, in addition to information such as strike price and expiry date of the option, spot price of the shares and their expected volatility, expected dividends and the risk -free interest rate, as well as the specific characteristics of the plan. The pricing model values the option and the probability of reali sation of the condition on the basis of which the options have been assigned. The combination of the two values supplies the fair value of the assigned instrument.

Any decrease in the number of financial instruments granted is accounted for as a cancellati on of *such instruments.*

Recognition of revenues

Revenues are recognised when they are collected or, in case of sale of goods or products, when it is probable that the economic benefits will be received and these benefits may be measured reliably, in case of services, when these have been rendered. In particular:

- interest is recognised on accrual on the basis of the contractual interest rate or the effective interest rate in the case of application of amortised cost;
- overdue interest, which may be provided for by the relevant contracts is recorded in the statement of income solely at the time of collection;
- dividends are posted in the statement of income when their distribution is approved;
- commission income from services is recorded, on the basis of the exi stence of contractual agreements, in the period in which the services have been rendered;
- revenues from the sale of financial instruments, determined by the difference between transaction price and the fair value of the instrument are recognised in the sta tement of income at the time of the transaction if the fair value is determinable with reference to parameters or transactions recently closed on the same market. If such values are not easily observable or present a reduced liquidity, the financial instru ment is recognised at a value equal to the price of the transaction, net of the commercial margin; the difference with respect to the fair value is recorded in the statement of income during the life of the transaction via a progressive reduction, in the v aluation model, of the corrective factor connected to the scant liquidity of the instrument;
- revenues deriving from the sale of non-financial assets are recorded at the date of sale, unless the Group has maintained most of the risks and rewards related to the asset.

Fair value measurement

The fair value is the amount for which an asset may be exchanged or a liability settled between knowledgeable, willing counterparties in an arm's length transaction. Underlying the definition of fair value is a presumptio n that an entity is a going concern without any need to liquidate or curtail materially the scale of its operations or to undertake a transaction on adverse terms. Fair value reflects the credit quality of the instrument since it incorporates counterparty risk.

Financial instruments

For financial instruments the fair value is determined through the use of prices obtained from financial markets in the case of instruments quoted on active markets or via internal valuation techniques for other financial instruments.

A market is regarded as active if quoted prices, representing actual and regularly occurring market transactions considering a normal reference period, are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency. The

following instruments are considered quoted on an active market which respects the characteristics indicated above: mutual funds, spot exchange rates, futures, options, and equities listed on a regulated market and bonds for which it is possible to continuously derive at least a bid and ask price on a quotation service with a bid-ask spread under an interval deemed to be congruous. Lastly, also hedge funds are considered quoted on an active market if these provide for a monthly liquidation of the quotas or, if they do not, if they present liquidability conditions no higher than four months. Conversely, all other securities, derivatives and hedge funds which do not fall in the categories described above are not considered quoted on an active market.

For financial instruments quoted on active markets the current bid price is used for financial assets and the current asking price for financial liabilities, struck on the most advantageous active market to which Banca Intesa had access at the close of the reference period.

For financial instruments for which the bid-ask spread is scarcely significant or for financial assets and liabilities with offsetting market risks, mid-market prices are used (again referred to the last day of the reference period) instead of the bid or ask price.

In case of absence of an active and liquid market the fair value of financial instruments is mostly determined via the use of valuation techniques which have the objective of establishing the price of a hypothetical arm's length transaction, motivated by normal business considerations, at measurement date. Valuation techniques incorporate all factors that market participants consider in setting a price: time value using the risk free rate, insolvency risk, prepayment and surrender risk, volatility of the financial instrument, as well as, if relevant, foreign exchange rates, raw material prices and stock prices.

In presence of high risk or parameters which are not directly observable on the market for more innovative financial products, the fair value desumed from valuation techniques is prudentially decreased through the application of a correction factor, determined on the basis of the degree of complexity of the valuation model used and the liquidity of the financial instrument. Since liquidity risk tends to decrease as the instrument reaches maturity, the aforementioned correction factor is multiplied by a number which decreases on the basis of the financial product's residual life.

The valuation technique defined for a financial instrument is adopted over time and is modified only following significant changes in market conditions or the subjective conditions related to the issuer of the financial instrument.

As concerns bonds and derivatives, valuation techniques have been defined and refer to current market values of similar instruments, to the time value and to option pricing models, marginally referring to the specific elements of the entity being valued and considering the parameters desumable from the market. The identification and application of the latter is carried out on the basis of the liquidity, depth and observability of reference markets. When using a calculation model, the need to make an adjustment to incorporate counterparty credit risk is considered.

In particular, bonds are measured by discounting future cash flows provided for in the contract, adjusted to consider issuer risk.

For derivatives, in consideration of their number and complexity, a systematic reference framework has been developed which represents the common elements (calculation algorithms, processing models, market data used, basic assumptions of the model) that are used to measure all categories of derivatives.

For equities a hierarchy and an order of valuation techniques have been developed which considers: direct transactions, that is significant transactions on the stock registered in a time frame considered to be sufficiently short with respect to measurement date and in constant market conditions, comparable transactions of companies operating in the same sectors and offering products/services similar to those of the equity investment to be measured, the application of average significant market multiples of comparable companies with respect to balance sheet and statement of income aggregates of the equity investment and, lastly, financial, equity and balance sheet individual valuation methods.

As concerns loans available for sale and assets and liabilities measured at cost or amortised cost, fair value for balance sheet purposes or included in the Notes to the consolidated financial statements is calculated as set out below:

- for fixed rate medium- and long-term assets and liabilities', measurement is mainly carried out by discounting future cash flows. This is defined applying a risk neutral approach, that is using a risk-free rate and correcting contractual future cash flows to consider the

counterparty's credit risk, represented by the parameters Probability of Default (PD) and Loss Given Default (LGD);

- for variable rate assets and liabilities on demand or with short maturities book value net of collective/individual adjustments, represents a good proxy of fair value;
- for securities issued with floating rates and with fixed rates and short-term maturities, book value at inception is deemed to be a reasonable proxy of the fair value considering that it reflects the changes in both the yield curve and proxy in the credit risk associated to the issuer;
- for securities issued with fixed rates and a medium- or long-term maturity and for structured bonds with fair value hedges, the book value determined for the purposes of hedge accounting already considers market risk. For these securities, in the determination of the fair value indicated in the Notes to the consolidated financial statements, changes in the credit spread are not considered because of their immateriality.

Non-financial assets
As concerns investment property, for which the fair value is calculated only for the purposes of information to be provided in the Notes to the consolidated financial statements, reference is made to values determined, mainly via independent expert opinions, considering transactions at current prices in an active market for similar real estate properties, in the same location and conditions as well as subject to similar conditions in terms of rentals and other contracts.

Amortised cost measurement
Amortised cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition net of any principal repayments, plus or minus cumulative amortisation, calculated using the effective interest rate method, of any difference between initial amount and amount at maturity and net of any reduction for impairment.
The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or through the subsequent date for recalculation of the price to the net carrying amount of the financial asset or financial liability. For the calculation of the present value the effective interest rate is applied to the flow of future cash receipts or payments through the entire useful life of the financial asset or liability – or for a shorter period when certain conditions recur (for example review of market interest rates).
After initial recognition, amortised cost enables to allocate revenues and costs directly by decreasing or increasing the value of the instrument over the entire expected life of the instrument via the amortisation process. The determination of amortised cost is different depending on the fact that financial assets/liabilities have fixed or variable rates and – in this last case – if the volatility of the rate is known or not beforehand. For instruments with fixed rate or fixed rate by time bands, future cash flows are quantified on the basis of the known interest rate (sole or variable) over the life of the financing. For financial assets/liabilities with variable rate, for which the volatility is not known beforehand (for example because it is linked to an index), the determination of cash flows is carried out based on the last rate available. At every revision of the interest rate the amortisation plan and the effective interest rate for the entire life of the investment, that is, until maturity, are recalculated. Any changes are recorded in the statement of income as income or loss.
Loans, investments held to maturity and financial assets available for sale, payables and securities issued are measured at amortised cost.
Financial assets and liabilities traded at market conditions are initially recognised at fair value, which normally corresponds to the amount disbursed or paid including, for instruments measured at amortised cost, transaction costs and any directly attributable fees.
Transaction costs include internal or external marginal costs and income attributable to the issue, the acquisition or the disposal of a financial instrument which are not debited to the client. Such commissions, which must be directly attributable to the single financial asset or liability, modify the original effective interest rate, thereby the effective interest rate associated to the transaction differs from contractual interest rate. Transaction costs do not include costs/income referred to more than one transaction and the components related to events which may occur during the life of the financial instrument, but which are not certain at the time of the initial agreement, such as for example: commissions for distribution, for non-use, for advance termination, for underwriting, for facility and arrangement. Furthermore, amortised

cost does not include costs which would be sustained independently from the transaction (e.g. administrative and communication costs, stationery expenses), those, which though directly attributable to the transaction are part of standard practice for the management of the financing (e.g. activities related to the loan granting process), as well as commissions of services received following structured finance activities which would in any case have been received independently from the subsequent financing of the transaction and, lastly, intergroup costs and income.

With reference to loans, the following costs are considered directly attributable to the financial instrument: fees paid to distribution networks, fees paid for the origination and/or the participation to syndicated loans and lastly, up-front commissions correlated to loans disbursed at rates exceeding market rates. Income considered in the calculation of amortised cost includes: up-front commissions correlated to loans disbursed at rates under market rates, income for the participation of syndicated loans and brokerage commissions received.

As concerns securities not classified as held for trading, the following are considered transaction costs: commissions on contracts with brokers operating on the Italian stock exchange, commissions paid to dealers operating on the Italian and foreign stock and bond markets defined on the basis of the commission tables. Stamp duty is not considered in amortised cost since immaterial.

For securities issued, amortised cost considers placement commissions on bond issues paid to third parties, amounts paid to Exchanges and compensation paid to Independent auditors for the activities performed for each single issue, while amortised cost does not consider commissions paid to rating agencies, legal and advisory/review expenses for the annual update of prospectuses, the costs for the use of indexes and commissions which originate during the life of the bond issue.

Amortised cost is also applied for the measurement of loss incurred by the financial instruments listed above as well as for the measurement of instruments issued or purchased at a value other than fair value. The latter are measured at fair value, instead of the amount collected or paid, by discounting expected future cash flows at a rate equal to the effective interest rate of similar instruments (in terms of credit rating, contractual expiry, currency, etc.), with the simultaneous registration in the statement of income of a financial charge or income; after initial recognition, these are measured at amortised cost with the registration of higher or lower effective interest with respect to nominal interest. Lastly, also structured assets and liabilities which are not recognised at fair value through profit and loss for which the embedded derivative has been separated from the financial instrument are measured at amortised cost.

The amortised cost measurement criteria is not applied to financial assets/liabilities hedged for which fair value changes related to the risk hedged are recorded through profit and loss. The financial instrument is again measured at amortised cost in case of hedge termination; from that moment the fair value changes recorded before are amortised, calculating a new effective interest rate which considers the value of the loan adjusted by the fair value of the hedged part, until the natural expiry of the hedge. Furthermore, as already mentioned in the paragraph relative to measurement criteria of due to and from banks and customers and securities issued, measurement at amortised cost is not applied to short-term assets/liabilities for which the time value is deemed to be immaterial and to loans without a definite maturity or revocable.

Impairment of assets

Financial assets

At every balance sheet date financial assets not classified in Financial assets held for trading are subject to impairment test for the purpose of assessing if there is objective evidence which leads to deem that the carrying value of such assets is not fully recoverable.

A permanent loss occurs if there is objective evidence of a reduction in future cash flows with respect to those originally estimated, following specific events; the loss must be quantified in a reliable way and must be incurred and not merely expected.

The measurement of impairment is carried out on an individual basis for financial assets which present specific evidence of losses and collectively, for financial assets for which individual measurement is not required or do not lead to adjustments. Collective measurement is based on the identification of portfolios of financial assets with the same risk characteristics as

concerns the borrower/issuer, the economic sector, the geographic area, the presence of any guarantees and other relevant factors.
With reference to loans to customers and due from banks, positions attributed the status of doubtful, substandard, restructured or past due according to the definitions of Bank of Italy, consistent with IAS/IFRS, are subject to individual measurement.
Such non-performing loans undergo an individual measurement process and the amount of the adjustment of each loan is the difference between its carrying value at the time of measurement (amortised cost) and the present value of expected future cash flows, discounted using the original effective interest rate.
Expected cash flows consider expected recovery periods, presumed realisable value of guarantees as well as the costs sustained for the recovery of credit exposure. Cash flows relative to loans which are deemed to be recovered in the short term are not discounted, since the time value is immaterial.
Loans for which no objective evidence of loss has emerged from individual measurement are subject to collective measurement. Collective measurement occurs for homogenous loan categories in terms of credit risk and the relative loss percentages are estimated considering past time-series, founded on observable elements at measurement date, that enable to estimate the value of the latent loss in each loan category. Measurement also considers the risk connected to the borrower's resident Country.
The determination of provisions on performing loans is carried out identifying the highest possible synergies (as permitted by the various legislations) with the supervisory approach contained in the "New capital accord" generally known as Basel II. In particular, the parameters of the calculation model set out in the new supervisory provisions, namely, Probability of Default (PD) and Loss Given Default (LGD), are used – where already available – also for the purposes of financial statement valuation. The relationship between the two aforementioned parameters represents the starting point for loan segmentation, since they summarise the relevant factors considered by IAS/IFRS for the determination of the homogenous categories and for the calculation of provisions. The time period of a year used for the determination of the probability of default is deemed to approximate the notion of incurred loss, that is, the loss based on current events but not yet included by the entity in the review of the risk of the specific customer, set forth by international accounting principles.
For financial assets available for sale, a negative change in fair value is considered impairment only if the loss is deemed to be permanent; in this case cumulated loss recorded in the year and any valuation reserve are registered in the statement of income. The impairment test is applied if one of the following conditions occurs: decrease in the fair value exceeding 20% of the original book value or decrease in the fair value persisting for a period of 24 months. Furthermore, for equities, the presence of one of these two elements is considered objective evidence of impairment: decrease in the rating by over 2 notches, market capitalisation significantly under book value, the launch of a debt restructuring programme, a significant contraction in book value of shareholders' equity.
As concerns valuation techniques used to calculate fair value, please refer to the relevant illustrative chapter.

Investments in associates and companies subject to joint control
Consolidated direct and indirect investments are subject to the impairment process; in particular, with reference to goodwill recorded in Gruppo Intesa's consolidated financial statements, deriving from the registration of investments at a value exceeding the relevant shareholders' equity, the impairment process is conducted via the estimate of the recoverable amount of cash-generating units represented by the juridical entity or by a specific business to which such goodwill has been allocated.
The impairment process is conducted on an annual basis for each investment which leads to record goodwill in the Parent Company or consolidated financial statements, and only in presence of signs of impairment (represented by the situations already indicated above with reference to financial assets available for sale) for the remaining investments.
The impairment process entails the determination of recoverable amount, represented by the higher between fair value less costs to sell and value in use.
As concerns valuation techniques used to calculate fair value less costs to sell, please refer to the relevant illustrative chapter herein.

Value in use is the current value of expected future cash flows from the asset undergoing the impairment process; it reflects estimated expected future cash flows from the a sset, the estimate of possible changes in the amount and/or timing of cash flows, time value of money, the price able to repay the risk of the asset and other factors such as for example the illiquidity of the asset, which may affect the appreciation by market participants of expected future cash flows from the asset.
Value in use is determined by discounting future cash flows (DCF - Discounted Cash Flow).

Other non-financial assets

Property, equipment and intangible assets with definite useful life are s ubject to impairment test if there is the indication that the book value of the asset may no longer be recovered. Recoverable amount is determined with reference to the fair value of the property and equipment or intangible assets less costs to sell or the value in use if determinable and if it is higher than fair value.
As concerns property, fair value is mostly determined on the basis of an opinion prepared by an independent expert. The expert opinion is periodically renewed every time these is a change i n real estate market trends which might lead to deem that previous estimates are no longer accurate and in any case every three years. Impairment is recorded only in the case that the fair value less costs to sell or value in use is lower than carrying val ue for a continuous period of three years.
For other property, equipment and intangible assets (other than goodwill) it is assumed that carrying value normally corresponds to value in use, since determined by a depreciation or amortisation process estimated on the basis of the effective contribution of the asset to the production process and since the determination of fair value is extremely subjective. The two values diverge and lead to impairment, in case of damages, exit from the production process or other similar non-recurring circumstances.

Criteria for the preparation of segment reporting

The business areas which make up the primary segment are defined on the basis of the Group's organisational and governance structure. Preparation criteria and the contents are therefore consistent with the internal reporting periodically prepared for top executives (management reporting).
The Group is made up of four divisions, which operate alongside central structures which are in charge of ensuring governance and control. In particular:

- the Retail Division serves Households, SMEs and Non-Profit Entities. It provides the following services: private banking, wealth management, management of electronic payment instruments, industrial credit and leasing;
- the Italian Subsidiary Banks Division which groups subsidiary banks with a markedly local vocation: Cariparma, FriulAdria, Banca di Trento e Bolzano, Biverbanca and Intesa Casse del Centro;
- the International Subsidiary Banks Division coordinates subsidiaries which carry out retail and commercial banking activities in Central-Eastern Europe: PBZ in Croatia, VUB in Slovakia, Banca Intesa Beograd (former Delta Banka) in Serbia and Montenegro, CIB in Hungary and KMB Bank in the Russian Federation;
- the Corporate Division manages relations with large companies, financial institutions and with the public sector (State and local authorities); it includes mergers and acquisitions, structured finance, merchant banking, capital markets (Banca Caboto) and global custody.

It is also in charge of the international network made up of branches, representative offices and subsidiaries which carry out corporate banking activities.
As already indicated above, starting from 1st January 2006 relations with the public sector have been transferred to Banca Intesa Infrastrutture e Sviluppo, a newly-established company destined to provide an integrated offering for this customer segment.
Geographic areas which make up secondary segment reporting disclosures are defined on the basis of the territorial breakdown of Group activities and consider both the economic and strategic importance and the potential of the reference markets. Such areas are identified by geographic groups defined on the basis of the residence of the juridical entities which make up the Group:

- Italy;
- Eastern Europe;
- Other Countries.

The attribution of economic and balance sheet results to the various sectors is based on the accounting principles used in the *preparation* and presentation of the consolidated financial statements and is consistent with provisions set out in IAS 14.

As concerns the measurement of revenues and costs deriving from inter -segment transactions, the application of a contribution model at multiple Internal Transfer Rates permits the correct attribution of net interest income to the divisions of the Parent Company. Specific agreements with Group companies regulate the application of transfer pricing for economic components relative to transactions which set out the distribution of results between product factories/service units and relationship entities/customer units.

Part B – Information on the consolidated balance sheet

ASSETS

SECTION 1 - CASH AND CASH EQUIVALENTS – CAPTION 10

1.1 Cash and cash equivalents: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
a) Cash	1,563	1,442
b) On demand deposits with Central Banks	234	343
Total	1,797	1,785

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

SECTION 2 - FINANCIAL ASSETS HELD FOR TRADING - CAPTION 20

2.1 Financial assets held for trading: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [5]	
	Quoted	Unquoted	Quoted	Unquoted
A. Cash assets				
1. Debt securities	12,493	14,157	18,108	13,783
2. Equities [a]	1,972	1,084	2,175	418
3. Loans	-	-	-	-
4. Non-performing assets	-	-	-	-
5. Assets sold not derecognised	5,017	297	-	-
Total A	19,482	15,538	20,283	14,201
B. Derivatives				
1. Financial derivatives	123	15,150	104	23,279
2. Credit derivatives	-	774	-	340
Total B	123	15,924	104	23,619
TOTAL (A+B)	19,605	31,462	20,387	37,820

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

[a] The caption includes quotas of UCITS.

Cash assets are classified as quoted or unquoted based on the fact that such assets have or do not have a price in an active market, as illustrated in Part A – Accounting policies. Quoted derivatives included only derivatives listed in regulated markets.

In compliance with Bank of Italy instructions, variation margins with Clearing Houses related to futures are recorded under Loans to customers.
Equities also include quotas of UCITS for 795 million euro and hedge funds for 424 million euro. Equities measured at cost represent an immaterial portion of the subcaption.
Subcaption A.5. Assets sold not derecognised includes securities related to repurchase agreements.

2.2 Financial assets held for trading: borrower/issuer breakdown

Information contained in Part E of these Notes, in the table: Financial assets – borrower/issuer breakdown.

2.3 Financial assets held for trading: trading derivatives

(in millions of euro)

Type of derivatives/ Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	31.12.2005	31.12.2004 except IAS 39 [8]
A) QUOTED DERIVATIVES							
1) Financial derivatives		-	105	-	3	123	104
with exchange of underlying asset	4	-	15	-	-	19	2
- options bought	1	-	14	-	-	15	2
- other derivatives	3	-	1	-	-	4	-
without exchange of underlying asset	11	-	90	-	3	104	102
- options bought	3	-	81	-	3	87	92
- other derivatives	8	-	9	-	-	17	10
2) Credit derivatives	-	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-	-
Total A	15	-	105	-	3	123	104
B) UNQUOTED DERIVATIVES							
1) Financial derivatives	12,846	1,201	1,103	-	-	15,150	23,279
with exchange of underlying asset	-	1,186	27	-	-	1,213	1,878
- options bought	-	53	25	-	-	78	30
- other derivatives	-	1,133	2	-	-	1,135	1,648
without exchange of underlying asset	12,846	15	1,076	-	-	13,937	21,401
- options bought	2,555	4	992	-	-	3,551	3,777
- other derivatives	10,291	11	84	-	-	10,386	17,624
2) Credit derivatives	-	-	-	774	-	774	340
with exchange of underlying asset	-	-	-	740	-	740	43
without exchange of underlying asset	-	-	-	34	-	34	297
Total B	12,846	1,201	1,103	774	-	15,924	23,619
TOTAL (A + B)	12,861	1,201	1,208	774	3	16,047	23,723

[8] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The table above presents breakdown of derivatives on the basis of underlying risk. The column Other includes derivative contracts which present more risk types.
The figures in the table above, together with those set out in table 4.4 relative to Financial liabilities held for trading, differ from breakdown in the corresponding table in the Report on operations since in the latter contracts with multiple risks are attributed to the prevailing risk category.

2.4 Financial assets held for trading (other than those sold not derecognised and non-performing): annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

SECTION 3 - FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS - CAPTION 30

Caption not applicable to Gruppo Intesa.

SECTION 4 - FINANCIAL ASSETS AVAILABLE FOR SALE – CAPTION 40

4.1 Financial assets available for sale: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [5]	
	Quoted	Unquoted	Quoted	Unquoted
1. Debt securities	922	1,132	-	-
2. Equities [4]	747	1,260	-	-
2.1 Measured at fair value	747	1,236	-	-
2.2 Measured at cost	-	24	-	-
3. Loans	-	314	-	-
4. Non-performing assets	-	4	-	-
5. Assets sold not derecognised	-	-	-	-
Total	1,669	2,710	-	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

[4] The caption includes the quotas of UCITS.

On the basis of the decisions regarding comparative figures illustrated in Part A – Accounting policies, all securities not included in the investment portfolio (as provided for by Legislative Decree 87/92), as at 31st December 2004, are recorded in the caption Financial assets held for trading; securities which were posted in the investment portfolio are classified under Investments held to maturity. Therefore, no securities have been restated in the captions Due from banks, Loans to customers and Financ ial assets available for sale.

Equities also include quotas of UCITS of 15 million euro.

Loans, as illustrated in Part A – Accounting policies, refer to portions of syndicated loans underwritten and destined to be subsequently sold.

As concerns the subcaption Non-performing assets, please refer to Part E – Information on risks and relative hedging policies, Section – Credit risk.

4.2 Financial assets available for sale: borrower/issuer breakdown

Information contained in Part E of these Notes, in the table: Financial assets – borrower/issuer breakdown.

4.3 Financial assets available for sale: hedged assets

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other (*)			
- financial assets available for sale	310	-	-	-	-	-	-	-	-	4,069	4,379

(*) Includes forecasted transactions.

4.4 Financial assets available for sale: assets with specific hedges

Information is indicated in table 4.3 above.

4.5 Financial assets available for sale (other than those sold not derecognised and non-performing): annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

SECTION 5 - INVESTMENTS HELD TO MATURITY – CAPTION 50

5.1 Investments held to maturity: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 (§)	
	Book value	Fair value	Book value	Fair value
1. Debt securities	2,809	2,792	5,219	5,695
2. Loans	-	-	-	-
3. Non-performing assets	1	1	-	-
4. Assets sold not derecognised	-	-	-	-
Total	2,810	2,793	5,219	5,695

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

For the illustration of the criteria for the determination of the fair value reference must be made to Part A – Accounting policies.

5.2 Investments held to maturity: borrowers/issuers

Information contained in Part E of these Notes, in the table: Financial assets – borrower/issuer breakdown.

5.3 Investments held to maturity: hedged assets

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other *			
- Investment held to maturity	-	-	-	-	-	-	-	-	-	2,810	2,810

* Includes forecasted transactions.

5.4 Investments held to maturity (other than assets sold not derecognised and non - performing): annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

SECTION 6 – DUE FROM BANKS – CAPTION 60

6.1 Due from banks: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
A. Due from Central Banks	2,848	2,636
1. Time deposits	274	88
2. Compulsory reserve	1,968	1,850
3. Repurchase agreements	604	691
4. Other	2	7
B. Due from banks	24,263	26,220
1. Current accounts and deposits	2,518	2,256
2. Time deposits	6,830	5,189
3. Other loans	14,637	18,725
3.1 Repurchase agreements	12,655	15,045
3.2 Finance leases	-	-
3.3 Other	1,982	3,680
4. Debt securities	223	-
4.1 Structured	-	-
4.2 Other	223	-
5. Non-performing assets	1	1
6. Assets sold not derecognised	-	-
7. Trade receivables	54	49
Total (book value)	27,111	28,856
Total (fair value)	27,123	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies; with reference to 2004 it must be noted that the fair value of the captio n above is not available.

On the basis of the decisions regarding comparative figures illustrated in Part A – Accounting policies, all securities not included in the investment portfolio as provided for by Legislative Decree 87/92, as at 31st December 2004, are recorded in the caption Financial

assets held for trading; securities which were posted in the investment portfolio are classified under Investments held to maturity. Therefore, no securities have been restated in the captions Due from banks, Loans to customers and Financial assets available for sale.

As concerns the subcaption Non-performing assets, please refer to Part E – Information on risks and relative hedging policies, Section – Credit risk.

The subcaption B.7 Trade receivables includes due from banks for services rendered.

6.2 Due from banks: hedged assets

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other *			
- Due from banks	1,007	-	-	-	-	61	224	-	-	25,819	27,111

* includes forecasted transactions.

6.3 Finance leases

As at 31st December 2005 there were no lease receivables from banks.

SECTION 7 – LOANS TO CUSTOMERS – CAPTION 70

7.1 Loans to customers: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (§)
1. Current accounts	19,370	19,074
2. Repurchase agreements	3,692	5,641
3. Mortgages	76,387	69,132
4. Credit card loans, personal loans and transfer of one fifth of salaries	5,909	4,155
5. Finance leases	7,993	7,101
6. Factoring	4,974	6,466
7. Other operations	42,806	39,940
8. Debt securities	2,685	-
9. Non-performing assets	5,160	8,078
10. Assets sold not derecognised	-	-
11. Trade receivables	502	178
Total (book value)	169,478	159,765
Total (fair value)	170,502	-

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.

On the basis of the decisions regarding comparative figures illustrated in Part A – Accounting policies, all securities not included in the investment portfolio (as provided for by Legislative Decree 87/92), as at 31st December 2004, are recorded in the caption Financial assets held for trading; securities which were posted in the investment portfolio

are classified under Investments held to maturity. Therefore, no securities have been restated in the captions Due from banks, Loans to customers and Financial assets available for sale.

Loans deriving from factoring activities include:

- receivables acquired without recourse for which the substantial transfer to the factoring company of the risks and rewards has been verified;
- loans deriving from factoring activities, that is advances on with recourse transactions ;
- advances made to the seller in factoring without recourse transactions for which the precondition of the transfer of risks and rewards from the seller to the factor is not verified.

As concerns the subcaption Non-performing assets, please refer to Part E – Information on risks and relative hedging policies, Section – Credit risk. With reference to 8,078 million euro in 2004, it must be noted that the figure includes doubtful loans sold in 2005 that had not been restated in the caption Non-current assets held for sale and discontinued operations.

The subcaption B.7 Trade receivables includes loans to customers for services rendered.

7.2 Loans to customers: borrower/issuer breakdown

Information contained in Part E of these Notes, in the table: Financial assets – borrower/issuer breakdown.

7.3 Loans to customers: hedged assets

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other (*)			
- Loans to customers	945	-	-	-	256	-	-	[illegible]	-	168,275	169,478

(*) Includes forecasted transactions.

As illustrated in Part A – Accounting policies and Part E – Information on risks and relative hedging policies, loans to customers are mainly hedged via cash flow hedges of variable rate funding represented by securities, to the extent to which this is used to finance fixed rate investments.

7.4 Finance leases

(in millions of euro)

Time bands	31.12.2005						
	Explicit loans	Loans for assets to be leased	Minimum lease payments			Gross investment	
			Capital	of which guaranteed residual value	Interest		of which unguaranteed residual value
Up to 3 months	45	-	352	5	71	425	6
Between 3 and 12 months	-	-	1,176	10	248	1,424	25
Between 1 and 5 years	-	-	3,865	16	637	4,500	249
Over 5 years	-	-	1,953	5	226	2,186	663
Unspecified maturity	81	808	124	-	-	117	-
Total, gross	126	808	7,470	36	1,182	8,652	943
Adjustments	-24	-	-146	-	-	-146	-
- individual	-24	-	-73	-	-	-73	-
- collective	-	-	-73	-	-	-73	-
Total, net	102	808	7,324	36	1,182	8,506	943

The table shows the reconciliation between gross investment and the present value of minimum lease payments (capital). Loans (8,234 million euro) include non-performing loans of 241 million euro.

Finance lease receivables, as already pointed out in Part A – Accounting policies, include loans related to buildings under construction and assets to be leased of 808 million euro.

SECTION 8 – HEDGING DERIVATIVES – CAPTION 80 OF ASSETS AND CAPTION 60 OF LIABILITIES

As concerns the objectives and the strategies underlying hedging transactions please refer to information provided in Part E – Information on risks and relative hedging policies, Section 2 – Market risks.

Solely derivatives traded on regulated markets are considered quoted derivatives. For futures, on the basis of the instructions issued by the Bank of Italy, the relative margins are recorded under the caption Loans to customers.

8.1 Hedging derivatives

Caption 80 of assets: breakdown by type of derivative and underlying asset

(in millions of euro)

Type of derivatives/Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	Total
A) QUOTED DERIVATIVES						
1) Financial derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
- options bought	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
- options bought	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B) UNQUOTED DERIVATIVES						
1) Financial derivatives	1,244	34	-	-	-	1,278
with exchange of underlying asset	-	20	-	-	-	20
- options bought	-	-	-	-	-	-
- other derivatives	-	20	-	-	-	20
without exchange of underlying asset	1,244	14	-	-	-	1,258
- options bought	-	-	-	-	-	-
- other derivatives	1,244	14	-	-	-	1,258
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total B	1,244	34	-	-	-	1,278
TOTAL (A+B) 31.12.2005	1,244	34	-	-	-	1,278

Caption 60 of liabilities: breakdown by type of derivative and underlying asset

(in millions of euro)

Type of derivatives/Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	Total
A) QUOTED DERIVATIVES						
1) Financial derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
- options issued	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
- options issued	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B) UNQUOTED DERIVATIVES						
1) Financial derivatives	1,381	29	-	-	-	1,410
with exchange of underlying asset	-	29	-	-	-	29
- options issued	-	-	-	-	-	-
- other derivatives	-	29	-	-	-	29
without exchange of underlying asset	1,381	-	-	-	-	1,381
- options issued	-	-	-	-	-	-
- other derivatives	1,381	-	-	-	-	1,381
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total B	1,381	29	-	-	-	1,410
TOTAL (A+B) 31.12.2005	1,381	29	-	-	-	1,410

The tables indicate positive and negative values of hedging derivatives.

The respective assets/liabilities hedged are indicated in specific tables included in the illustration of the single captions.

It must be noted that comparative figures as at 31st December 2004 are not indicated since IAS 39 was applied as of 1st January 2005.

8.2 Hedging derivatives

Caption 80 of assets: breakdown by hedged portfolio and type of hedge

(in millions of euro)

Operations/Type of hedge	Fair value						Cash flow	
	Specific					Generic	Specific	Generic
	interest rate risk	foreign exchange risk	credit risk	price risk	various risks			
1. Financial assets available for sale	1	-	-	-	-	X	-	X
2. Loans	39	-	-	X	-	X	16	X
3. Investments held to maturity	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	-	X	-
Total assets	40	-	-	-	-	-	16	-
1. Financial liabilities	1,166	-	-	X	23	X	1	X
2. Portfolio	X	X	X	X	X	-	X	10
Total liabilities	1,188	-	-	-	23	-	1	10

Caption 60 of *liabilities: breakdown* by hedged portfolio and type of hedge

(in millions of euro)

Operations/Type of hedge	Fair value						Cash flow	
	Specific					Generic	Specific	Generic
	interest rate risk	foreign exchange risk	credit risk	price risk	various risks			
1. Financial assets available for sale	34	-	-	-	-	-	-	-
2. Loans	15	1	-	-	7	-	-	-
3. Investments held to maturity	X	-	-	-	-	-	-	X
4. Portfolio	X	X	X	X	X	X	X	-
Total assets	49	1	-	-	7	-	-	-
1. Financial liabilities	1,219	-	-	-	28	-	-	X
2. Portfolio	X	X	-	X	X	-	X	106
Total liabilities	1,219	-	-	-	28	-	-	106

The tables respectively indicate positive and negative fair values of hedging derivatives, broken down in relation to asset or liability hedged and type of hedge. These mostly refer to fair value hedges of liabilities issued and fair value hedges of loans and Financial assets available for sale. Cash flow hedges mostly refer to floating rate securities used to fund fixed rate investments.

SECTION 9 – FAIR VALUE CHANGE OF FINANCIAL ASSETS IN HEDGED PORTFOLIOS – CAPTION 90

Caption not applicable to Gruppo Intesa.

SECTION 10 – INVESTMENTS IN ASSOCIATES AND COMPANIES SUBJECT TO JOINT CONTROL – CAPTION 100

10.1 Investments in companies subject to joint control (carried at equity) and in companies subject to significant influence: information on equity stakes

	Registered office	Type of relationship [a]	Investment Direct ownership	% held	Votes available %
A. COMPANIES SUBJECT TO JOINT CONTROL					
1. Agos S.p.A.	Milano	7	Banca Intesa	49.00	49,00
2. Augusto S.r.l.	Milano	7	Banca Intesa	5.00	5.00
3. Caralt S.p.A.	Alessandria	7	Banca Intesa	35.00	35.00
4. Colombo S.r.l.	Milano	7	Banca Intesa	5.00	5.00
5. Consorzio per gli Studi Universitari a Distanza S.c.a.r.l.	Cagliari	7	Banca Cis	33,33	33,33
6. Diodeziano S.r.l.	Milano	7	Banca Intesa	5,00	5,00
7. I2 Capital S.p.A. [b]	Ivrea	7	Banca Intesa	8.01	8,01
8. Leonardo Technology S.p.A.	Milano	7	Banca Intesa	33.33	33.33
9. Luxprivilège Conseil S.A.	Lussemburgo	7	Société Européenne de Banque	50,00	50,00
10. Monte Mario 2000 S.r.l.	Roma	7	Intesa Real Estate	47.50	47.50
11. Nextra Investment Management S.G.R. S.p.A.	Milano	7	Banca Intesa	32.05	32.05
			Intesa Holding Asset Management	2.95	2.95
12. PBZ Croatia Osiguranje Public Limited Company	Zagabria	7	Privredna Banka Zagreb	50,00	50,00
13. Po Vita Compagnia di Assicurazioni S.p.A.	Parma	7	C.R. di Parma e Piacenza	50.00	50.00
14. Shanghai Sino-Italy Business Advisory Company Limited	Shanghai	7	Banca Intesa	40,00	40,00
15. VUB GENERALI dochodkova spravcovska spolocnost, a.s.	Bratislava	7	Vseobecna Uverova Banka	50.00	50,00
B. INVESTMENT IN ASSOCIATES					
1. Autostrade Lombarde S.p.A.	Bergamo	8	Banca Intesa	3.80	3.80
2. Banca Generali S.p.A.	Trieste	8	Banca Intesa	25,00	25,00
3. Banca Impresa Lazio S.p.A.	Roma	8	Banca Intesa	12.00	12.00
4. BCILUX CONSEIL S.A.	Lussemburgo	8	Société Européenne de Banque	50.00	50,00
5. Bolzoni S.p.A. [b]	Podenzano	8	Banca Intesa	28.36	28.36
6. Burza Cennych Papierov v Bratislave a.s.	Bratislava	8	Vseobecna Uverova Banka	20,20	20.20
7. Camigliati Scuola Management Territoriale S.c.r.l.	Camigliatello Silano	8	Intesa Formazione	20,00	20,00
8. Cassa di Risparmio della Provincia di Teramo S.p.A.	Teramo	8	Banca Intesa	20,00	20,00
9. Cassa di Risparmio di Fermo S.p.A.	Fermo	8	Banca Intesa	33,33	33,33
10. Castello Gestione Crediti S.r.l.	Milano	8	Banca Intesa	19.00	19.00
11. Cedacri S.p.A.	Collecchio	8	C.R. di Biella e Vercelli	5.48	5.48
			Intesa Casse del Centro	3,01	3.01
12. Collegamenti Integrati Veloci CIV S.p.A.	Tortona	8	Banca Intesa	5,00	5,00
13. Euromilano S.p.A. [b]	Milano	8	Banca Intesa	37,50	37,50
14. Europrogetti e Finanza S.p.A.	Roma	8	Banca Intesa	15,97	15,97
15. F.I.L.A. Fabbrica Italiana Lapis e Affini S.p.A. [b]	Milano	8	Banca Intesa	20,00	20,00
16. Fiere di Parma S.p.A.	Parma	8	C.R. Parma e Piacenza	17,33	17,33
17. Finance Lab S.r.l.	Pordenone	8	Banca Popolare Friuladria	40.00	40,00
18. Giraglia Immobiliare S.p.A. [b]	Milano	8	Banca Intesa	20,02	20.02
19. Ifas Gruppo S.p.A. [b]	Torino	8	Banca Intesa	45,00	45,00
20. International Sailing Boats - ISB S.r.l. [b]	Forlì	8	Banca Intesa	31,99	31,99
21. Intesa Soditic Trade Finance Ltd.	Londra	8	Intesa Holding International	50,00	50,00
22. Intesa Vita S.p.A.	Milano	8	Banca Intesa	50,00	44,44
23. Lazard & Co. S.r.l.	Milano	8	Banca Intesa	40,00	40,00
24. Mater-Bi S.p.A. [b]	Milano	8	Banca Intesa	34.48	34,48
25. Neubor Glass S.p.A.	S.Vito al Tagliamento	8	Banca Popolare FriulAdria	26.66	26.66
26. Nextra Alternative Investments S.G.R. S.p.A.	Milano	8	Banca Intesa	10.00	10.00
27. Obiettivo Nord - Est Sicav	Venezia Marghera	8	Banca Intesa	13.73	13,73
28. P.B. S.r.l. [b]	Milano	8	Banca Intesa	42.24	42.24
29. Parmafactor S.p.A.	Collecchio	8	Banca Intesa	10.00	10.00
			C.R. di Parma e Piacenza	10.00	10.00
30. Pirelli & C. S.p.A. [b]	Milano	8	Banca Intesa	1,54	1.58
31. R.C.N. Finanziaria S.p.A. [b]	Mantova	8	Banca Intesa	23,96	23,96

	Registered office	Type of relation-ship (a)	Investment Direct ownership	% held	Votes available %
32. Rizzoli Corriere della Sera MediaGroup S.p.A. (#)	Milano	8	Banca Intesa	4.58	4.77
33. Saper Participacoes Ltda	San Paolo	8	SATA	37.90	37.90
34. Società per i Servizi Bancari S.p.A.	Milano	8	Banca Intesa	17.52	17.52
			Banca di Trento e Bolzano	0.23	0.23
			Banca Popolare FriulAdria	0.06	0.06
			C.R. della Provincia di Viterbo	0.05	0.05
			C.R. di Ascoli Piceno	0.02	0.02
			C.R. di Biella e Vercelli	0.11	0.11
			C.R. di Città di Castello	0.04	0.04
			C.R. di Foligno	0.04	0.04
			C.R. di Parma e Piacenza	0.21	0.21
			C.R. di Rieti	0.05	0.05
			C.R. di Spoleto	0.01	0.01
			C.R. di Terni	0.04	0.04
35. Slovak Banking Credit Bureau s.r.o.	Bratislava	8	Vseobecna Uverova Banka	33.33	33.33
36. Synesis Finanziaria S.p.A. (#)	Torino	8	Banca Intesa	25.00	25.00
37. Tangenziali Esterne di Milano S.p.A.	Milano	8	Banca Intesa	5.00	5.00
38. Termomeccanica S.p.A. (#)	La Spezia	8	Banca Intesa	33.29	33.29
39. Turismo & Immobiliare S.p.A. (#)	Milano	8	Banca Intesa	25.00	25.00
40. Uno A Erre Italia S.p.A. (ex Ecc Holding) (#)	Arezzo	8	Banca Intesa	24.33	24.33
41. UPI Banka d.d.	Sarajevo	8	Intesa Holding International	35.02	35.02

(a) Type of relationship:
1 - majority of voting rights at Ordinary Shareholders' Meeting;
2 - dominant influence at Ordinary Shareholders' Meeting;
3 - agreements with other Shareholders;
4 - other forms of control;
5 - common management as defined in Art. 26.1 of the "Legislative Decree 87/92";
6 - common management as defined in Art. 26.2 of the "Legislative Decree 87/92";
7 - joint control;
8 - associate.

(#) Companies from merchant banking activities.

The illustration of the criteria and the methods for the definition of the consolidation area and the motivations which determine that a company is subject to joint control or significant influence is contained in Part A – Accounting policies, to which reference must be made.

10.2 Investments in companies subject to joint control and companies subject to significant influence: financial highlights

(in millions of euro)

	Total assets	Revenues	Net income (loss)	Shareholders' equity	Book value	Fair value
A. COMPANIES CARRIED AT EQUITY						
A.1. Subject to joint control					344	
1. Agos S.p.A.	4,976	533	62	277	184	-
2. Augusto S.r.l.	-	-	-	-	-	-
3. Caralt S.p.A.	41	8	1	4	2	-
4. Colombo S.r.l.	-	-	-1	-	-	-
5. Consorzio per gli Studi Universitari a Distanza S.c.a.r.l.	-	-	-	-	-	-
6. Diocleziano S.r.l.	-	-	-	-	-	-
7. IQ Capital S.p.A.	135	4	-26	113	13	-
8. Leonardo Technology S.p.A. (*)	-	-	-	-	2	-
9. Luxprivilège Conseil S.A.	-	-	-	-	-	-
10. Monte Mario 2000 S.r.l.	1	-	-	-	1	-
11. Nextra Investment Management S.G.R. S.p.A.	398	734	54	185	69	-
12. PBZ Croatia Osiguranje Public Limited Company	11	4	2	10	5	-
13. Po Vita Compagnia di Assicurazioni S.p.A.	2,520	705	16	107	63	-
14. Shanghai Sino-Italy Business Advisory Company Ltd	-	-	-	-	-	-
15. VUB GENERALI dochodkova spravcovska spolocnost, a.s.	12	1	-14	10	5	-
A.2. Investment in associates					1,301	
1. Autostrade Lombarde S.p.A.	163	6	-	96	4	-
2. Banca Generali S.p.A.	2,255	226	8	213	115	-
3. Banca Impresa Lazio S.p.A. (*)	-	-	-	-	1	-
4. BCILUX CONSEIL S.A.	1	1	-	-	-	-
5. Bolzoni S.p.A.	61	57	2	19	12	-
6. Burza Cennych Papierov v Bratislave a.s.	4	1	-	3	1	-
7. Camigliati Scuola Management Territoriale S.c.r.l.	-	-	-	-	-	-
8. Cassa di Risparmio della Provincia di Teramo S.p.A.	2,315	141	10	261	54	-
9. Cassa di Risparmio di Fermo S.p.A.	1,295	77	4	143	47	-
10. Castello Gestione Crediti S.r.l.	42	3	-1	22	-	-
11. Cedacri S.p.A.	103	144	7	50	6	-
12. Collegamenti Integrati Veloci CIV S.p.A.	14	3	1	9	1	-
13. Euromilano S.p.A.	139	30	1	18	7	-
14. Europrogetti e Finanza S.p.A.	15	8	-2	8	2	-
15. F.I.L.A. Fabbrica Italiana Lapis e Affini S.p.A.	112	77	12	41	14	-
16. Fiere di Parma S.p.A.	47	28	-	25	8	-
17. Finance Lab S.r.l.	1	1	-	-	-	-
18. Giraglia Immobiliare S.p.A.	96	1	-4	-1	1	-
19. Ifas Gruppo S.p.A.	34	6	-1	1	2	-
20. International Sailing Boats - ISB S.r.l.	66	30	26	38	9	-
21. Intesa Soditic Trade Finance Ltd.	10	4	-	4	2	-
22. Intesa Vita S.p.A.	23,868	6,828	65	1,252	551	-
23. Lazard & Co. S.r.l.	195	55	7	107	78	-
24. Mater-Bi S.p.A.	32	-	-	31	11	-
25. Neubor Glass S.p.A.	13	9	-	3	1	-
26. Nextra Alternative Investments S.G.R. S.p.A.	22	25	7	13	2	-
27. Obiettivo Nord - Est Sicav	15	3	-	14	2	-
28. P.B. S.r.l.	121	-	-	-	-	-
29. Parmafactor S.p.A.	109	2	-	4	1	-
30. Pirelli & C. S.p.A.	5,838	505	150	3,571	83	63
31. R.C.N. Finanziaria S.p.A.	50	-	-	50	7	-
32. Rizzoli Corriere della Sera MediaGroup S.p.A.	1,379	105	56	1,129	135	140
33. Saper Participacoes Ltda	-	-	-	-	-	-
34. Slovak Banking Credit Bureau s.r.o.	-	-	-	-	-	-
35. Società per i Servizi Bancari S.p.A.	109	155	4	56	1	-
36. Synesis Finanziaria S.p.A.	377	1	-	377	112	-
37. Tangenziali Esterne di Milano S.p.A.	5	-	-1	4	-	-
38. Termomeccanica S.p.A.	64	10	2	34	11	-
39. Turismo & Immobiliare S.p.A.	-	-	-	-	4	-
40. Uno A Erre Italia S.p.A. (ex Ecc Holding)	99	161	-20	6	-	-
41. UPI Banka d.d	195	13	2	17	16	-
Total companies carried at equity					1,645	
Bank of Italy					433	
Other minor non-consolidated companies					13	
Total					2,091	

(*) Newly-established companies.

In the table above, values under 0.5 million euro are indicated with a dash.
The financial highlights refer to the last approved financial statements.
In compliance with Bank of Italy instructions, total revenues refer to the sum of the income components which present a positive sign, gross of tax. The fair value column sets out the values of the listed companies classified as Companies subject to significant influence.
Shareholders' equity includes the company's net income for the period.
Considering its peculiarity, already described in the Report on operations and in accounting principles, the stake in the Bank of Italy is also included.

10.3 Investments in associates and companies subject to joint control: annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.
The main acquisitions carried out during the year are described in Part G – Business combinations, to which reference must be made.

10.4 Commitments referred to investments in companies subject to joint control

As at 31st December 2005 Banca Intesa had no commitments referred to companies subject to joint control.

10.5 Commitments referred to investments in companies subject to significant influence

As at 31st December 2005 Banca Intesa had no commitments referred to companies subject to significant influence.

SECTION 11 – TECHNICAL INSURANCE RESERVES REASSURED WITH THIRD PARTIES – CAPTION 110

Caption not applicable to Gruppo Intesa.

SECTION 12 – PROPERTY AND EQUIPMENT – CAPTION 120

12.1 Property and equipment: breakdown of assets measured at cost

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
A. Property and equipment used in operations		
1.1 owned	2,681	2,945
a) land	723	740
b) buildings	1,594	1,715
c) furniture	173	149
d) electronic equipment	288	258
e) other	103	83
1.2 acquired in leasing	2	-
a) land	-	-
b) buildings	2	-
c) furniture	-	-
d) electronic equipment	-	-
e) other	-	-
Total A	2,883	2,945
B. Investment property		
2.1 owned	41	37
a) land	15	14
b) buildings	26	23
2.2 acquired in leasing	-	-
a) land	-	-
b) buildings	-	-
Total B	41	37
TOTAL (A + B)	2,924	2,982

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

12.2 Property and equipment: breakdown of assets measured at fair value or revalued

Caption not applicable to Gruppo Intesa.

12.3 Property and equipment used in operations: annual changes

(in millions of euro)

	Land	Buildings	Furniture	Electronic equipment	Other	Total
A. Gross initial carrying amount	740	2,842	555	1,480	266	5,883
A.1 Total net adjustments	-	-1,127	-406	-1,222	-183	-2,938
A.2 Net initial carrying amount	740	1,715	149	258	83	2,945
B. Increases	7	206	79	199	75	566
B.1 Purchases	4	13	65	172	64	318
B.2 Capitalised improvement costs	-	64	-	1	-	65
B.3 Write-backs recognised in	-	6	-	1	-	7
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	6	-	1	-	7
B.4 Positive fair value differences recognised in	-	-	-	-	-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
B.5 Positive foreign exchange differences	-	21	3	2	-	26
B.6 Transfer from investment property	-	-	-	-	-	-
B.7 Other changes	3	102	11	23	11	150
C. Decreases	-24	-325	-55	-169	-55	-628
C.1 Sales	-24	-68	-2	-24	-4	-122
C.2 Depreciation	-	-77	-37	-126	-24	-264
C.3 Impairment losses recognised in	-	-10	-	-	-	-10
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-10	-	-	-	-10
C.4 Negative fair value differences recognised in	-	-	-	-	-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
C.5 Negative foreign exchange differences	-	-1	-	-1	-	-2
C.6 Transfer to	-	-143	-10	-11	-13	-177
a) investment property	-	-5	-	-	-	-5
b) non-current assets held for sale and discontinued operations	-	-138	-10	-11	-13	-172
C.7 Other changes	-	-26	-6	-7	-14	-53
D. Net final carrying amount	723	1,596	173	288	103	2,883
D.1 Total net adjustments	-	997	432	1,317	221	2,967
D.2 Gross final carrying amount	723	2,593	605	1,605	324	5,850
E. Measurement at cost	-	-	-	-	-	-

Subcations A.1 and D.1 - Total net adjustments show the sum of depreciation and adjustments.

Subcation B.7 – Other changes includes the effects of the integrations described in detail in Part G – Business combinations of these Notes to the consolidated financial statements. In particular, these refer to Cassa di Risparmio di Fano, Banca Intes a Beograd, Intesa KMB Bank and Consumer Finance Holding for 77 million euro net, attributable to Land (2 million euro), Buildings (57 million euro), Furniture (3 million euro), Electronic equipment (10 million euro) and lastly Other for the remaining 5 million euro.

Subcation C.6.b – Transfer to non-current assets held for sale and discontinued operations records the net effect of the restatement of property and equipment of the Wiese group for a total of 157 million euro allocated as follows: 136 million euro to Land, 10 million euro to Furniture, 11 million euro to Electronic equipment.

Subcaption E - Measurement at cost does not present any values since, as provided for by the instructions issued by the Bank of Italy, it must be filled in only for prop erty and equipment measured at fair value.

12.4 Investment property: annual changes

(in millions of euro)

	Land	Buildings
A. Gross initial carrying amount	14	23
A.1 Total net adjustments	-	-
A.2 Net initial carrying amount	14	23
B. Increases	2	16
B.1 Purchases	-	8
B.2 Capitalised improvement costs	-	-
B.3 Positive fair value differences	-	-
B.4 Write-backs	-	-
B.5 Positive foreign exchange differences	-	-
B.6 Transfer from property used in operations	-	5
B.7 Other changes	2	3
C. Decreases	-1	-13
C.1 Sales	-1	-6
C.2 Depreciation	-	-1
C.3 Negative fair value differences	-	-
C.4 Impairment losses	-	-4
C.5 Negative foreign exchange differences	-	-
C.6 Transfer to other assets	-	-
a) property used in operations	-	-
b) non-current assets held for sale and discontinued operations	-	-
C.7 Other changes	-	-2
D. Net final carrying amount	15	26
D.1 Total net adjustments	-	-
D.2 Gross final carrying amount	15	26
E. Fair value measurement	18	35

12.5 Commitments to purchase property and equipment

Commitments to purchase property and equipment as at 31st December 2005 totalled approximately 50 million euro mostly referred to electronic equipment and buildings.

SECTION 13 – INTANGIBLE ASSETS - CAPTION 130

13.1 Intangible assets: breakdown by type of asset

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 (5)	
	Finite useful life	Indefinite useful life	Finite useful life	Indefinite useful life
A.1 Goodwill	X	869	X	401
A.2 Other intangible assets	487	-	512	-
A.2.1 Assets measured at cost	487	-	512	-
a) Internally generated intangible assets	319	-	333	-
b) Other assets	168	-	179	-
A.2.2 Assets measured at fair value	-	-	-	-
a) Internally generated intangible assets	-	-	-	-
b) Other assets	-	-	-	-
Total	487	869	512	401

(5) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

With reference to Intangible assets with indefinite useful life (goodwill), please refer to Part A – Accounting policies, as concerns the determination of adjustments, and to Part G – Business combinations, for the description of transactions concluded during 2005 and in the first months of 2006.
Intangible assets with finite useful life mostly refer to software produced by the Parent Company (319 million euro).

13.2 Intangible assets: annual changes

(in millions of euro)

	Goodwill	Other intangible assets: internally generated		Other intangible assets: other		Total
		Finite useful life	Indefinite useful life	Finite useful life	Indefinite useful life	
A. Gross initial carrying amount	401	909	-	485	-	1,795
A.1 Total net adjustments	-	-576	-	-306	-	-882
A.2 Net initial carrying amount	401	333	-	179	-	913
B. Increases	477	152	-	126	-	755
B.1 Purchases	477	141	-	108	-	726
B.2 Increases of internally generated intangible assets	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Positive fair value differences recognised in	-	-	-	-	-	-
- shareholders' equity	X	-	-	-	-	-
- statement of income	X	-	-	-	-	-
B.5 Positive foreign exchange differences	-	-	-	-	-	-
B.6 Other changes	-	11	-	18	-	29
C. Decreases	-9	-166	-	-137	-	-312
C.1 Sales	-3	-	-	-32	-	-35
C.2 Impairment losses	-6	-165	-	-86	-	-257
- Amortisation	X	-165	-	-85	-	-250
- Write-downs recognised in	-6	-	-	-1	-	-7
shareholders' equity	X	-	-	-	-	-
statement of income	-6	-	-	-1	-	-7
C.3 Negative fair value differences recognised in	-	-	-	-	-	-
- shareholders' equity	X	-	-	-	-	-
- statement of income	X	-	-	-	-	-
C.4 Transfer to non-current assets held for sale and discontinued operations	-	-	-	-3	-	-3
C.5 Negative foreign exchange differences	-	-	-	-	-	-
C.6 Other changes	-	-1	-	-16	-	-17
D. Net final carrying amount	869	319	-	168	-	1,356
D.1 Total net adjustments	6	741	-	391	-	1,138
E. Gross final carrying amount	875	1,060	-	559	-	2,494
F. Measurement at cost	-	-	-	-	-	-

Caption A.1 – Total net adjustments and caption D.1 – Total net adjustments present the balance of the cumulated amortisation of intangible assets with finite useful life, respectively at the beginning and at the close of the year.
Relatively to Other intangible assets, subcaption B.6 – Other changes include the net figures of KMB for 3 million euro; subcaption C.6 – Other changes includes the net decrease of 2 million euro related to the sale of Nextra Investment Management and, lastly, caption C.4 – Transfer to non-current assets held for sale and discontinued operations presents the reclassification of intangible assets of the Wiese g roup.
Subcaption F - Measurement at cost does not present any values since, as provided for by the instructions issued by the Bank of Italy, it must be filled in only for intangible assets measured at fair value.

13.3 Other information

Commitments as at 31st December 2005 amounted to approximately 18 million euro and referred to software.

SECTION 14 – TAX ASSETS AND LIABILITIES – CAPTION 140 AND CAPTION 80

14.1 Deferred tax assets: breakdown

Deferred tax assets are recorded with reference to tempo rary deductible differences and mostly refer to adjustments to loans (390 million euro) and to allowances for risks and charges and for guarantees and commitments for a total of 535 million euro.

14.2 Deferred tax liabilities: breakdown

Deferred tax liabilities essentially refer to the reversal of the depreciation of land carried out on first-time adoption of IAS/IFRS, to the accelerated depreciation allowance eliminated in 2004, and to the revaluations of assets carried out in previous years.

14.3 Changes in deferred tax assets (through profit and loss)

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Initial amount	1,485	1,562
2. Increases	1,407	400
2.1 Deferred tax assets recognised in the period	543	339
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) value recoveries	-	-
d) other	543	339
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	864	61
3. Decreases	-1,535	-497
3.1 Deferred tax assets eliminated in the period	-1,091	-467
a) reversals	-1,091	-467
b) write-offs	-	-
c) due to changes in accounting criteria	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-444	-30
4. Final amount	1,357	1,485

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Subcaptions 2.3 – Other increases and 3.3 – Other decreases include deferred tax assets, respectively amounting to 838 million euro and 19 million euro, due to first -time adoption of IAS/IFRS 32 and 39.

Other increases also includes 10 million euro from new business combinations .

14.4 Changes in deferred tax liabilities (through profit and loss)

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Initial amount	410	365
2. Increases	324	124
2.1 Deferred tax liabilities recognised in the period	90	75
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) value recoveries	-	-
d) other	90	75
2.2 Nex taxes or tax rate increases	-	-
2.3 Other increases	234	49
3. Decreases	-342	-79
3.1 Deferred tax liabilities eliminated in the period	-309	-59
a) reversals	-304	-
b) due to changes in accounting criteria	-	-
c) other	-5	-59
3.2 Tax rate reductions	-	-
3.3 Other decreases	-33	-20
4. Final amount	392	410

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Subcaptions 2.3 – Other increases and 3.3 – Other decreases include deferred tax liabilities, respectively amounting to 220 million euro and 28 million euro, due to first-time adoption of IAS/IFRS 32 and 39.
Other increases also includes 9 million euro from new business combinations.

14.5 Changes in deferred tax assets (recorded in equity)

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [§]
1. Initial amount	-	-
2. Increases	80	-
2.1 Deferred tax assets recognised in the period	13	-
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) other	13	-
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	67	-
3. Decreases	-11	-
3.1 Deferred tax assets eliminated in the period	-8	-
a) reversals	-8	-
b) write-offs	-	-
c) due to changes in accounting criteria	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-3	-
4. Final amount	69	-

[§] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The table sets out deferred tax assets recorded in equity relative to generic fair value and cash flow hedges generated on first-time adoption of IAS/IFRS 32 and 39 and those generated in the year.

It must be noted that comparative figures as at 31st December 2004, have not been provided since IAS 39 was applied as of 1st January 2005.

14.6 Changes in deferred tax liabilities (recorded in equity)

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Initial amount	-	-
2. Increases	73	-
2.1 Deferred tax liabilities recognised in the period	10	-
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) other	10	-
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	63	-
3. Decreases	-17	-
3.1 Deferred tax liabilities eliminated in the period	-14	-
a) reversals	-12	-
b) due to changes in accounting criteria	-	-
c) other	-2	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-3	-
4. Final amount	56	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The table sets out deferred tax liabilities recorded in equity relative to Financial assets available for sale generated following first-time adoption of IAS/IFRS 32 and 39 and the changes in the year.

It must be noted that comparative figures as at 31st December 2004, have not been provided since IAS 39 was applied as of 1st January 2005.

14.7 Other information

It must be noted that deferred tax assets included 69 million euro relative to tax losses from Group companies.

SECTION 15 - NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS AND RELATED LIABILITIES - CAPTION 150 OF ASSETS AND CAPTION 90 OF LIABILITIES

15.1 Non-current assets held for sale and discontinued operations: breakdown by type of asset

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
A. Non-current assets held for sale		
A.1 Investments in associates and companies subject to joint control	15	7
A.2 Property and equipment	23	-
A.3 Intangible assets	-	-
A.4 Other	-	-
Total A	38	7
B. Discontinued operations		
B.1 Financial assets held for trading	98	-
B.2 Financial assets designated at fair value through profit and loss	-	-
B.3 Financial assets available for sale	290	-
B.4 Investments held to maturity	-	-
B.5 Due from banks	781	-
B.6 Loans to customers	1,429	-
B.7 Investments in associates and companies subject to joint control	-	-
B.8 Property and equipment	158	-
B.9 Intangible assets	5	-
B.10 Other	70	-
Total B	2,831	-
C. Liabilities associated with non-current assets held for sale		
C.1 Debts	-	-
C.2 Securities	-	-
C.3 Other	-	-
Total C	-	-
D. Liabilities associated with discontinued operations		
D.1 Due to banks	419	-
D.2 Due to customers	2,104	-
D.3 Securities issued	173	-
D.4 Financial liabilities held for trading	-	-
D.5 Financial liabilities designated at fair value through profit and loss	-	-
D.6 Allowances	141	-
D.7 Other	126	-
Total D	2,963	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

As already illustrated in the chapter relative to results of the International Subsidiary Banks Division in the Report on operations, amounts in Section B – Disposal groups held for sale and discontinued operations refer to the sale of Banco Wiese Sudameris for which the closing occurred in March 2006.

15.2 Other information

There is no other significant information to note for the purposes of the understanding of the present Annual report.

15.3 Information on companies subject to significant influence not carried at equit y

It must be noted that as at 31st December 2005, the Group did not have any investments in companies subject to significant influence not carried at equity classified as held for sale.

SECTION 16 – OTHER ASSETS – CAPTION 160

16.1 Other assets: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
Amounts to be debited - under processing	529	479
Amounts to be debited - deriving from securities transactions	765	909
Bank cheques drawn on third parties to be settled	543	384
Transit items	401	443
Cheques drawn on the bank settled	70	68
Cautionary deposits on behalf of third parties	22	24
Leasehold improvements	93	62
Other	856	6,531
Total	3,279	8,900

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

In 2004 the subcaption Other included accrued income and prepaid expenses relative to hedging derivatives that, as illustrated in Part A – Accounting policies, with reference to the restatement criteria of 2004 figures, have been maintained under Other assets since such instruments were recorded at cost before first -time adoption of IAS/IFR

LIABILITIES

SECTION 1 - DUE TO BANKS - CAPTION 10

1.1 Due to banks: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Due to Central Banks	6,077	4,110
2. Due to banks	25,694	30,238
2.1 Current accounts and deposits	6,076	5,930
2.2 Time deposits	11,366	10,092
2.3 Loans	3,893	3,804
2.4 Debts for commitments to repurchase own equity instruments	-	-
2.5 Liabilities related to assets sold not derecognised	4,262	10,391
2.6 Other debts	77	-
2.7 Trade payables	20	21
Total	31,771	34,348
Fair value	31,771	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The illustration of the criteria to determine fair value is contained in Part A' - Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.
The amount indicated in subcaption 2.5 Liabilities related to assets sold not derecognised refers to repurchase agreements.
Subcaption 2.7 Trade payables includes due to banks for services rendered.

1.2 Breakdown of caption 10 Due to banks: subordinated debts

The complete list of subordinated debts is presented in Part F - Information on capital. The amount included in caption "Due to banks" totalled 109 million euro.

1.3 Breakdown of caption 10 Due to banks: structured debts

Gruppo Intesa has not issued any structured debts.

1.4 Breakdown of caption 10 Due to banks: hedged debts

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other [*]			
Due to banks	16	-		-	-	-	-	-	36	31,719	31,771

[*] Includes forecasted transactions.

1.5 Finance lease payables

The Group has no finance lease payables to banks.

SECTION 2 - DUE TO CUSTOMERS - CAPTION 20

2.1 Due to customers: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Current accounts and deposits	85,493	79,679
2. Time deposits	15,306	17,303
3. Public funds under administration	67	99
4. Loans	1,081	415
5. Debts for commitments to repurchase own equity instruments	-	-
6. Liabilities related to assets sold not derecognised	10,094	9,516
7. Other debts	3,218	2,589
8. Trade payables	11	9
Total	**115,270**	**109,610**
Fair value	**115,270**	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The illustration of the criteria to determine fair value is contained in Part A - Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.

The amount indicated in 6. Liabilities related to assets sold not derecognised refers to repurchase agreements.

Subcaption 8. Trade payables includes due to customers for services rendered.

2.2 Breakdown of caption 20 Due to customers: subordinated debts

The complete list of subordinated debts is presented in Part F - Information on capital. The amount included in caption Due to customers totalled 59 million euro.

2.3 Breakdown of caption 20 Due to customers: structured debts

Gruppo Intesa has not issued any structured debts.

2.4 Breakdown of caption 20 Due to customers : hedged debts

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other [a]			
- Due to customers	20	-	-	-	-	-	-	-	-	115,250	115,270

[a] includes forecasted transactions.

2.5 Finance lease payables

Finance lease payables included in the caption Due to customers are immaterial.

SECTION 3 - SECURITIES ISSUED - CAPTION 30

3.1 Securities issued: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [5]	
	Book value	Fair value	Book value	Fair value
A. Listed securities	13,087	13,099	16,877	-
1. bonds	13,087	13,099	16,877	-
2. other	-	-	-	-
B. Unlisted securities	59,233	59,246	56,488	-
1. bonds	48,685	48,698	37,546	-
2. other	10,548	10,548	18,942	-
Total	72,320	72,345	73,365	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

In the table below quoted securities include issues traded on the Government bond market (MOT).

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.

3.2 Breakdown of caption 30 Securities issued: subordinated securities

The complete list of subordinated securities is presented in Part F – Information on capital. The amount included in caption "Securities issued" equalled 8,639 million euro.

3.3 Breakdown of caption 30 Securities issued: hedged securities

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other [a]			
- Securities issued	32,762	-		-	989				5,720	32,849	72,320

[a] Includes forecasted transactions

SECTION 4 – FINANCIAL LIABILITIES HELD FOR TRADING – CAPTION 40

4.1 Financial liabilities held for trading: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
A. Cash liabilities		
1. Due to banks	-	-
2. Due to customers	3,819	3,220
3. Debt securities	-	-
3.1 Bonds	-	-
3.2 Other	-	-
Total A	3,819	3,220
B. Derivatives		
1. Financial derivatives	16,659	20,328
2. Credit derivatives	771	404
Total B	17,430	20,732
TOTAL (A+B)	21,249	23,952

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Captions A.1 Due to banks and A.2 Due to customers include short selling related to "repurchase agreements".

4.2 Breakdown of caption 40 Financial liabilities held for trading: subordinated liabilities

Gruppo Intesa does not have any subordinated liabilities classified in caption Financial liabilities held for trading.

4.3 Breakdown of caption 40 Financial liabilities held for trading: structured debts

Gruppo Intesa does not have any structured debts classified in caption Financial liabilities held for trading.

4.4 Financial liabilities held for trading: derivatives

(in millions of euro)

Type of derivatives/ Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	31.12.2005	31.12.2004 except IAS 39[5]
A) LISTED DERIVATIVES							
1) Financial derivatives	20	-	136	-	13	169	112
with exchange of underlying asset	4	-	42	-	9	55	32
- options issued	1	-	41	-	-	42	20
- other derivatives	3	-	1	-	9	13	12
without exchange of underlying asset	16	-	94	-	4	114	80
- options issued	1	-	88	-	4	93	59
- other derivatives	15	-	6	-	-	21	21
2) Credit derivatives	-	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-	-
Total A	20	-	136	-	13	169	112
B) UNLISTED DERIVATIVES							
1) Financial derivatives	13,608	1,309	1,573	-	-	16,490	20,216
with exchange of underlying asset	1	1,155	25	-	-	1,181	2,000
- options issued	-	56	25	-	-	81	72
- other derivatives	1	1,099	-	-	-	1,100	1,928
without exchange of underlying asset	13,607	154	1,548	-	-	15,309	18,216
- options issued	2,803	6	1,460	-	-	4,269	595
- other derivatives	10,804	148	88	-	-	11,040	17,621
2) Credit derivatives	-	-	-	770	1	771	404
with exchange of underlying asset	-	-	-	751	-	751	293
without exchange of underlying asset	-	-	-	19	1	20	111
Total B	13,608	1,309	1,573	770	1	17,261	20,620
TOTAL (A + B)	13,628	1,309	1,709	770	14	17,430	20,732

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Derivatives are considered quoted only if traded on regulated markets. In compliance with Bank of Italy instructions, variation margins with Clearing Houses related to futures are recorded under Due to customers.

4.5 Financial cash liabilities (excluding "short selling") held for trading: annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

SECTION 5 – FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS – CAPTION 50

Caption not applicable to Gruppo Intesa.

SECTION 6 - HEDGING DERIVATIVES - CAPTION 60

As regards information on this section, please refer to Section 8 of Assets.

SECTION 7 - FAIR VALUE CHANGE OF FINANCIAL LIABILITIES IN HEDGED PORTFOLIOS - CAPTION 70

Caption not applicable to Gruppo Intesa.

SECTION 8 - TAX LIABILITIES - CAPTION 80

As regards information on this section, please refer to Section 14 of Assets.

SECTION 9 - LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS - CAPTION 90

As regards information on this section, please refer to Section 15 of Assets.

SECTION 10 - OTHER LIABILITIES - CAPTION 100

10.1 Other liabilities: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
Due to suppliers	985	885
Amounts due to third parties	361	445
Transit items	138	297
Amounts to be paid - deriving from securities transactions	223	558
Outstanding items with the clearing house	789	447
Adjustments for portfolio items to be settled	134	614
Amounts to be credited and items under processing	1,855	2,180
Personnel charges	353	354
Due to social security entities	291	395
Other creditors	1,101	3,508
Other amounts due for foreign exchange transactions	101	55
Guarantees given and commitments	342	300
Other	448	3,796
Total	7,121	13,834

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

In 2004 the subcaption Other included accrued expenses and deferred income relative to hedging derivatives that, as illustrated in Part A – Accounting policies, with reference to the restatement criteria of 2004 figures, are maintained under Other liabilities since such instruments were recorded at cost before first-time adoption of IAS/IFRS.

SECTION 11 - EMPLOYEE TERMINATION INDEMNITIES - CAPTION 110

11.1 Employee termination indemnities: annual changes

(in millions of euro)

	31.12.2005	31.12.2004 senza IAS 39 [5]
A. Initial amount	1,089	1,182
B. Increases	143	127
B.1 Provisions in the year	127	118
B.2 Other	16	9
C. Decreases	-130	-220
C.1 Benefits paid	-104	-141
C.2 Other	-26	-79
D. Final amount	1,102	1,089

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Subcaption B.1 - Provisions in the year includes cost matured in the year of 61 million euro and financial expenses of 39 million euro, as well as provisions destined to outside pension funds.

The value of the allowance for employee termination indemnities determined on the basis of Art. 2120 of the Italian Civil Code amounted to 1,136 million euro.

11.2 Other information

The present value of employee termination indemnities which qualify as unfunded defined benefit plans totalled 1,211 million euro at the end of 2005, while at the end of 2004 it amounted to 1,130 million euro.

Actuarial losses not recognised in the statement of income, in application of the "corridor approach", totalled 108 million euro, of which 67 million euro generated in 2005.

SECTION 12 – ALLOWANCES FOR RISKS AND CHARGES - CAPTION 120

12.1 Allowances for risks and charges: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Post employment benefits	320	304
2. Other allowances for risks and charges	1,412	1,243
2.1 legal disputes	943	705
2.2 personnel charges	166	62
2.3 other	303	476
Total	1,732	1,547

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Caption 1 - Pensions and similar commitments includes both allowances for defined benefit plans, illustrated in point 12.3 below, and "internal" allowances for defined contribution plans.

Contents of caption 2 - Other allowances for risks and charges are illustrated in point 12.4 below.

12.2 Allowances for risks and charges: annual changes

(in millions of euro)

	Post employment benefits	Other allowances	Total
A. Initial amount	304	1,243	1,547
B. Increases	52	567	619
B.1 Provisions in the year	38	494	532
B.2 Other	14	73	87
C. Decreases	-36	-398	-434
C.1 Uses in the year	-34	-183	-217
C.2 Other	-2	-215	-217
D. Final amount	320	1,412	1,732

Provisions to Other allowances also include the time value of allowances; changes due to variations in the discount rate with respect to the previous year are immaterial.

12.3 Post employment defined benefit plans

1. Illustration of the funds

Gruppo Intesa offers its employees certain defined benefit plans managed through internal funds, as concerns the Parent Company and certain Italian subsidiaries, and via Trusts with regard to certain branches abroad of the Parent Company.

In particular, at the Parent Company there are the following pension plans:

- Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo: the fund was established in implementation of collective agreements to guarantee the payment of integrations for personnel formerly in service at Cariplo passed to Esa.Tri. Esazione Tributi S.p.A. and operates solely via defined benefits in favour of employees already retired as at 31st December 2000. The size of the integration is determined, on the basis of payment criteria and in compliance with the principle of capitalisation, from the conversion of the capital matured by each plan participant at the time of retirement.
- Supplementary pension fund in favour of employees of Mediocredito Lombardo "Trattamento integrativo delle pensioni di legge a favore dei dipendenti del Mediocredito Lombardo": the fund involves all employees of Mediocredito Lombardo S.p.A. in service on 1st January 1967 or employed until 28th April 1993. Starting from 24th April 1993, with the entry into force of the Law introducing pension funds (Legislative Decree 124 of 21st April 1993), personnel hired by Mediocredito Lombardo no longer joined this fund. The supplementary pension is determined as the difference between 80% of the last theoretical wage for pension purposes, adjusted to consider if the employee matured or not 35 years of service at the company and the size of the pension matured according to the law; in any case the supplementary pension may not exceed an amount determined annually.
- Supplementary pension fund in favour of top management of Banca Commerciale Italiana "Trattamento pensionistico complementare per i membri della Direzione Centrale della Banca Commerciale Italiana": the fund refers to integrative provisions allocated until a certain date on the basis of an institutive resolution made by the Board of Directors on 30th October 1963 in favour of top management of Banca Commerciale Italiana. The benefit is determined on the basis of a coefficient which is the combination of two parameters, age and period in the specific post. The integration is the difference between the total guaranteed pension treatment (measured by multiplying the coefficient by the annual compensation received at the cease of service with the exclusion of any variable components) and the gross annual pension, matured on the basis of the "Assicurazione generale obbligatoria" (AGO),

and of "Fondo di Previdenza Integrativo Aziendale".

- Three defined benefit plans in force at the London branch, relative to the former Cariplo, Banca Commerciale Italiana and Banco Ambrosiano Veneto branches: the private pension funds have been set up by the UK employers to integrate the levels of the local state pension, which has always been very low. The London branches of Banca Commerciale Italiana, Cariplo and Banco Ambrosiano Veneto set up defined benefit plans for their employees at the time of their opening, under the form of Trusts incorporated under English law and managed by Boards of Trustees, appointed partly by the employers and partly by beneficiaries. Such funds are operational for employees hired until the end of 1999 for Banco Ambrosiano Veneto and Cariplo and until the end of 2000 for Banca Commerciale Italiana. In general, all funds guarantee a pension payable when the beneficiary turns 65 and the benefit is determined, with different rules by the various funds, on the basis of the annual gross wage received in the last year of service.
- A defined benefit plan at the New York branch: the fund was established in 1977 by the branch of Banca Commerciale Italiana and guarantees a pension treatment to all the employees resident in the United States which have been in service at the Bank for at least 5 years. The benefit is considered to be matured even if the employment relationship ceases in advance. The benefit is calculated on the basis of the highest average wage considering three consecutive years out of the last 10 years of service, or, if the employment relationship ceases before, on the basis of the average wage in the last three years of service.

The following Group companies recognise their employees defined benefit plans:

- Cassa di Risparmio di Parma e Piacenza: it is a fund "with no plan assets" and Cassa di Risparmio di Parma e Piacenza provides for the obligation with beneficiaries with its shareholders' equity. Currently all plan participants are pensioners. The benefit to which pensioners are entitled is the payment of a supplementary pension equal to 75% of pension treatment, for as many 1/35th as the years of registration to the fund, with a maximum of 35/35.
- Cassa di Risparmio di Biella e Vercelli: the fund was established for the purpose of integrating the INPS pension of employees who retired before 31st December 1997. The beneficiaries of the Fund are currently all pensioners. The overall pension is calculated on the basis of the last 12 months of paid service and includes the annual bonus.
- saving banks, under the control of Intesa Casse del Centro: the individual saving banks provide defined benefit pension plans for non-active employees. The purpose of such funds is to integrate the annual pensions paid by INPS to reach a combined total of 75% of the last wage received by each plan participant.

2. Changes in the exercise of the funds

As already illustrated in Part A – Accounting policies, for defined benefit plans, the liability of the Bank is determined via the "projected unit credit method" and is recorded in the balance sheet net of any plan assets. Furthermore, actuarial gains and losses calculated in the process of valuation of the plan are recorded using the "corridor approach".

Annual changes in the present value of the defined benefit obligations	(in millions of euro) 31.12.2005
A. Initial amount [a]	259
B. Increases	55
B.1 Current service cost	21
B.2 Interest cost	9
B.3 Contributions by plan participants	-
B.4 Actuarial gains and losses	18
B.5 Positive foreign exchange differences	4
B.6 Past service cost	-
B.7 Other	3
C. Decreases	-25
C.1 Benefits paid	-18
C.2 Curtailments	-
C.3 Settlements	-7
C 4 Negative foreign exchange differences	-
C.5 Other	-
D. Final amount	289
Portion funded	96
Portion unfunded	193

[a] Of which 4 million euro of actuarial gains/losses of previous year.

3. Changes in the year of plan assets and other information

The following table shows the changes in plan assets for certain defined benefit plans and their composition.

Annual changes of fair value of plan assets	(in millions of euro) 31.12.2005
A. Initial amount [a]	50
B. Increases	16
B.1 Expected return on plan assets	5
B.2 Contributions by the employer	3
B.3 Contributions by plan participants	-
B.4 Actuarial gains and losses	5
B.5 Positive foreign exchange differences	3
B.6 Other	-
C. Decreases	-2
C.1 Benefits paid	-2
C 2 Negative foreign exchange differences	-
C.3 Settlements	-
C.4 Other	-
D. Final amount	64

[a] Of which 1 million euro of actuarial gains/losses of previous year.

Plan assets (%)	31.12.2005
Equities	59.55
Debt securities	19.50
Real estate assets	1.42
Other assets	19.53
Total	100.00

4. Reconciliation of present value of the defined benefit obligation, present value of plan assets and assets and liabilities recognised in the balance sheet
Defined benefit plans presented the following balance sheet situation.

(in millions of euro)

Reconciliation of present value of the defined benefit obligation and fair value of plan assets and liability recognised in the balance sheet	31.12.2005
Present value of the defined benefit obligation	289
Fair value of plan assets	64
Difference between present value of the defined benefit obligation and fair value of plan assets	225
Actuarial gains/losses not recognised	-14
Liability (Asset) recognised in the balance sheet	211
Corridor limit	26

5. Description of the main actuarial assumptions
The following table indicates the actuarial assumptions and the minimum and maximum interest rates used in the various Countries in which the allowances for post employment benefits are established.

Main actuarial assumptions	31.12.2005	
	minimum	maximum
a. Discount rates	3.50	5.50
b. Expected return of plan assets	3.50	7.50
c. Expected rates of wage rises	2.00	4.30
d. Medical cost trend rates	n.a.	n.a.
e. Expected rate of pension rises	1.70	3.09
f. Inflation rate	2.00	2.50

12.4 Allowances for risks and charges - Other allowances

Other allowances refer to:

- legal disputes: the fund was set up to cover losses on legal disputes (364 million euro) and revocatory actions (579 million euro);
- personnel charges: the allowance includes charges for seniority bonuses to employees, determined on the basis of actuarial calculations of 103 million euro and charges connected to the assignment, for free, of shares to employees of 63 million euro;
- other: mostly referred to provisions for guarantees given following the sale of equity investments (111 million euro), provisions for tax litigations (142 million euro) and other allowances (50 million euro).

SECTION 13 - TECHNICAL RESERVES - CAPTION 130

Caption not applicable to Gruppo Intesa.

SECTION 14 - REIMBURSABLE SHARES - CAPTION 150

Caption not applicable to Gruppo Intesa.

SECTION 15 - GROUP SHAREHOLDERS' EQUITY - CAPTIONS 140, 160, 170, 180, 190, 200 AND 220

15.1 Group shareholders' equity: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (5)
1. Share capital	3,596	3,561
2. Share premium reserve	5,510	5,406
3. Reserves	3,745	4,363
4. (Treasury shares)	-	-10
a) Parent Company	-	-10
b) subsidiaries	-	-
5. Valuation reserves	829	459
6. Equity instruments	-	-
7. Net income (loss) pertaining to the Group	3,025	1,856
Total	16,705	15,635

(5) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

15.2 Share capital and Treasury shares: breakdown

As regards information of this section, please refer to point 15.4 below.

15.3 Share capital - Parent Company's number of shares: annual changes

	Ordinary	Other
A. Initial number of shares	5,915,707,226	932,490,561
- fully paid-in	5,915,707,226	932,490,561
- not paid-in	-	-
A.1 Treasury shares (-)	-2,714,855	-
A.2 Shares outstanding: initial number	5,912,992,371	932,490,561
B. Increases	84,765,975	22,730
B.1 New issues	67,667,061	-
- for consideration	67,667,061	-
business combinations	-	-
conversion of bonds	-	-
exercise of warrants	-	-
other	67,667,061	-
- for free	-	-
in favour of employees	-	-
in favour of directors	-	-
other	-	-
B.2 Sale of treasury shares	17,098,914	22,730
B.3 Other	-	-
C. Decreases	-14,384,059	-22,730
C.1 Annulment	-	-
C.2 Purchase of treasury shares	-14,384,059	-22,730
C.3 Disposal of companies	-	-
C.4 Other	-	-
D. Shares outstanding: final number	5,983,374,287	932,490,561
D.1 Treasury shares (+)	-	-
D.2 Final number of shares	5,983,374,287	932,490,561
- fully paid-in	5,983,374,287	932,490,561
- not paid-in	-	-

15.4 Share capital: other information

The share capital of the Bank as at 31st December 2005 amounted to 3,596 million euro, divided into 5,983,374,287 ordinary shares and 932,490,561 unconvertible saving shares, with a nominal value of 0.52 euro each.

Based on the Bank's Articles of Association, updated as at 1st June 2005, each ordinary share gives the right to one vote in the Shareholders' Meeting.

Saving shares, which may be in bearer form, give the power to intervene and vote in the Special Meeting of saving shares holders.

Saving shares must be attributed a preferred dividend up to 5% of the nominal va lue of the share. If in one year the dividend is less than 5% of the nominal value of the unconvertible saving shares, the difference will be added to the preferred dividend paid in the following two accounting periods. Furthermore, retained earnings made available for distribution by the Shareholders' Meeting, net of the above dividend, will be allocated to all shares so that the dividend per saving share will be 2% of nominal value higher than for ordinary shares.

In case of distribution of reserves the saving shares have the same rights as other shares.

In the case of liquidation of the Company, saving shares shall have pre -emptive rights with regard to the reimbursement of the entire nominal value of the shares.

As at 31st December 2005, there were no treasury shares held by the Bank or by other Group companies.

As at 31st December 2005 the share capital was fully paid -in and liberated.

15.5 Reserves: other information

Reserves amounted to 3,745 million euro and included: legal reserve (773 million eu ro), statutory reserve (1,496 million euro), reserve ex Legislative Decree 153/99 (1,017 million euro), concentration reserves (Law 218 of 30/7/1990, art. 7, par. 3, and Law 218 of 30/7/1990, art. 7) of 534 million euro, consolidation reserve (1,560 milli on euro), other reserves (45 million euro), as well as the impact generated on fist -time adoption of IAS/IFRS (-1,680 million euro).

The legal reserve, set up as provided for by the law, must be at least one fifth of share capital; it was set up by allocating each year at least one twentieth of net income for the year. Should the reserve decrease, it must be reintegrated by allocating at least one twentieth of net income for the year.

The statutory or extraordinary reserve was set up as provided for by the Articles of association by the allocation of residual net income after dividend distribution to ordinary and saving shares. Such reserve also includes unclaimed and forfeited dividends, as provided for by the Articles of association.

The reserve ex Legislative Decree 153/99 was set up by allocating net income for which a reduced "IRPEG" income tax rate was applicable. The incentives were subsequently censured by the European Commission which – with decision of 11th December 2001 – considered them "incompatible with the common market". Following the decision of the European Commission, and until the European Court of Justice makes its pronouncement, the Italian Government issued instructions (Law Decree 282/02 converted into Law 27/03) which require that banks pay the tax authorities the sums corresponding to the incentives they had benefited from.

Concentration reserves ex Law 218 of 30th July 1990 were set up at the time of reorganisations or concentrations carried out pursuant to the aforementioned law.

Consolidation reserves were generated following the elimination of the book value of equity investments against the corresponding portion of the shareholders' equity of each investment.

Other reserves include the reserve set up in relation to stock option plan with reference to the options not yet exercised as at 31st December 2005 (8 million euro), reserves pertaining to branches abroad (14 million euro) and other reserves set up in the past following specific legal provisions.

Lastly the caption includes the effects generated by first-time adoption of IAS/IFRS illustrated in the specific chapter at the beginning of this Annual report. In particular, reserves from retained earnings include the impact of first-time adoption (-1,680 million euro) which is not expected to be reversed to the statement of income in the next few years. Further effects generated by first-time adoption of IAS/IFRS destined to change over time and to be reversed to the statement of income at the time of disposal or expiry of the relevant assets and liabilities are instead recorded in Valuation reserves. These refer to measurement of financial assets available for sale (117 million euro) and of cash flow hedges derivatives (-32 million euro).

Please refer to Part F – Information on capital for a detailed description of individual reserves.

15.6 Valuation reserves: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [S]
1. Financial assets available for sale	389	-
2. Property and equipment	-	-
3. Intangible assets	-	-
4. Foreign investment hedges	-	-
5. Cash flow hedges	-39	-
6. Foreign exchange differences	134	102
7. Non-current assets held for sale and discontinued operations	-	-
8. Legally-required revaluations	345	357
Total	829	459

[S] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

15.7 Valuation reserves: annual changes

Annual changes of the Valuation reserve of financial assets available for sale are illustrated in point 15.9 below.

The reserve relative to cash flow hedges was set up on 1st January 2005 on first-time adoption of IAS/IFRS and amounted to a negative 32 million euro; changes in the period equalled 7 million euro.

15.8 Valuation reserve of financial assets available for sale: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [S]	
	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1. Debt securities	10	-7	-	-
2. Equities [a]	389	-1	-	-
3. Loans	-	-2	-	-
Total	399	-10	-	-

[S] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

[a] The caption includes quotas of UCITS.

15.9 Valuation reserve of financial assets available for sale: annual changes

Valuation reserve of financial assets available for sale was set up on 1st January 2005 on first-time adoption of IAS/IFRS and amounted to a positive 117 million euro; in 2005 the reserve was further increased by 272 million euro, mostly referred to measurement of equities. The reserve relative to loans classified as assets available for sale was entirely formed in 2005.

SECTION 16 – MINORITY INTERESTS – CAPTION 210

16.1 Minority interests: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Share capital	370	342
2. Share premium reserve	124	123
3. Reserves	176	242
4. (Treasury shares)	-	-
5. Valuation reserves	22	-
6. Equity instruments	-	-
7. Minority interests	107	84
Total	801	791

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

As at 31st December 2005, minority interests amounted to 370 million euro, broken down in 367 million euro relative to ordinary shares and 3 million euro referred to preferred shares.
As at 31st December 2005 share capital was fully paid -in and liberated.

16.2 Valuation reserves: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Financial assets available for sale	7	-
2. Property and equipment	-	-
3. Intangible assets	-	-
4. Foreign investment hedges	-	-
5. Cash flow hedges	-2	-
6. Foreign exchange differences	6	-
7. Non-current assets held for sale and discontinued operations	-	-
8. Legally-required revaluations	11	-
Total	22	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

16.3 Equity instruments: breakdown and annual changes

Caption not applicable to Gruppo Intesa.

16.4 Valuation reserve of financial assets available for sale: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [5]	
	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1. Debt securities	1	-	-	-
2. Equities [a]	6	-	-	-
3. Loans	-	-	-	-
Total	7	-	-	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities and iii) the change in the consolidation area.

[a] The caption includes quotas of UCIS

16.5 Valuation reserves: annual changes

Valuation reserve of financial assets available for sale was set up on 1st January 2005 on first-time adoption of IAS/IFRS and amounted to a positive 3 million euro increased by 4 million euro mostly as a result of the measurement of equities during 2005.

Other information

1. Guarantees and commitments

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1) Financial guarantees given	5,780	5,763
a) Banks	1,249	1,231
b) Customers	4,531	4,532
2) Commercial guarantees given	17,326	16,394
a) Banks	1,393	977
b) Customers	15,933	15,417
3) Irrevocable commitments to lend funds	37,886	46,611
a) Banks	16,884	21,871
- of certain use	587	232
- of uncertain use	16,297	21,639
b) Customers	21,002	24,740
- of certain use	2,801	1,372
- of uncertain use	18,201	23,368
4) Underlying commitments on credit derivatives: protection sales	46,777	38,780
5) Assets pledged as collateral of third party commitments	4	1
6) Other commitments	1,361	1,590
Total	109,134	109,139

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

2. Assets pledged as collateral of liabilities and commitments

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Financial assets held for trading	9,041	14,315
2. Financial assets designated at fair value through profit and loss	-	-
3. Financial assets available for sale	30	312
4. Investments held to maturity	108	-
5. Due from banks	121	-
6. Loans to customers	1,519	1,414
7. Property and equipment	3	-
8. Intangible assets	-	-
Total	10,822	16,041

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Point 1. Financial assets held for trading refers to securities pledged as collateral for repurchase agreements.

3. Information on operating leases

The costs recorded in the year referred to motor vehicles, office equipment and central and peripheral software are allocated in the appropriate captions on the basis of the nature of the asset; the portion of potential lease payments there included is immaterial.

Minimum lease payments which expire within 31st December 2006 totalled 6 million euro while those that expire from 1st January 2007 to 31st December 2010 totalled 25 million euro.

4. Breakdown of investments related to unit-linked and index-linked policies

Caption not applicable to Gruppo Intesa.

5. Management and dealing on behalf of third parties: Group banks

	(in millions of euro) 31.12.2005
1. Dealing in financial instruments on behalf of third parties	
a) Purchases	262,088
1. settled	261,316
2. to be settled	772
b) Sales	268,923
1. settled	267,093
2. to be settled	1,830
2. Portfolio management	
a) individual	57,456
b) collective	1,589
3. Custody and administration of securities	
a) third parties securities held in deposit: related to depositary bank activities (excluding individual portfolio management schemes)	54,010
b) other third parties securities held in deposit (excluding individual portfolio management schemes): other	422,434
c) third parties securities deposited with third parties	397,970
d) portfolio securities deposited with third parties	36,098
4. Other	70,459

Part C – Information on the consolidated statement of income

SECTION 1 - INTEREST - CAPTIONS 10 AND 20

1.1. Interest and similar income: breakdown

(in millions of euro)

	Performing financial assets		Non-performing financial assets	Other assets	2005	2004 except IAS 39 [a]
	Debt securities	Loans				
1. Financial assets held for trading	1,030	-	-	2	1,032	1,044
2. Financial assets available for sale	124	18	-	-	142	-
3. Investments held to maturity	123	-	-	-	123	289
4. Due from banks	22	701	-	12	735	901
5. Loans to customers	82	7,054	148	60	7,344	7,261
6. Financial assets designated at fair value through profit and loss	-	-	-	-	-	-
7. Hedging derivatives	X	X	X	382	382	-
8. Assets sold not derecognised	-	-	-	-	-	-
9. Other assets	X	X	X	29	29	14
Total	1,381	7,773	148	485	9,787	9,509

[a] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

The subcaption Financial assets held for trading also includes interest income on securities relative to repurchase agreements.
Interest income on non-performing assets refers to interest, other than that recorded in the caption Write-backs, accrued in the year as well as collected interest on overdue loans .

1.2 Interest and similar income: differentials on hedging transactions

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

1.3 Interest and similar income: other information

1.3.1 Interest income on foreign currency financial assets

The balance as at 31st December 2005 included 1,913 million euro relative to financial assets in foreign currency.

1.3.2 Interest income on finance lease receivables

Interest income on finance leases amounted to 251 million euro.

1.3.3 Interest income on loans using public funds under administration

As at 31st December 2005, interest income on loans using public funds under administration was immaterial.

1.4 Interest and similar expense: breakdown

(in millions of euro)

					2004 except IAS 39[5]
1. Due to banks	888	X	19	907	783
2. Due to customers	1,309	X	-	1,309	1,302
3. Securities issued	X	2,391	-	2,391	2,250
4. Financial liabilities held for trading	54	-	-	54	-
5. Financial liabilities designated at fair value through profit and loss	-	-	-	-	-
6. Financial liabilities associated to assets sold not derecognised	-	-	-	-	-
7. Other liabilities	X	X	14	14	1
8. Hedging derivatives	X	X	-	-	248
Total	2,251	2,391	33	4,675	4,584

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

The subcaptions Due to banks and Due to customers also include interest expense on repurchase agreements.

1.5 Interest and similar expense: differentials on hedging transactions

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

1.6 Interest and similar expense: other information

1.6.1 Interest expense on foreign currency financial liabilities

Interest and similar expense as at 31st December 2005 recorded 1,352 million euro relative to financial liabilities in foreign currency.

1.6.2 Interest expense on finance lease payables

The amount of interest expense on financial lease payables was immaterial.

1.6.3 Interest expense on public funds under administration

Interest expense on public funds under administration was immaterial.

SECTION 2 – NET FEE AND COMMISSION INCOME - CAPTIONS 40 AND 50

2.1 Fee and commission income: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
A) Guarantees given	150	148
B) Credit derivatives	1	6
C) Management, dealing and consultancy services	2,030	1,670
1. dealing in financial instruments	37	42
2. dealing in foreign exchange	43	44
3. portfolio management	888	948
3.1. individual	143	147
3.2. collective	745	801
4. custody and administration of securities	80	79
5. depositary bank	79	85
6. placement of securities	365	143
7. acceptance of trading instructions	106	93
8. consultancy services	8	10
9. distribution of third party services	424	226
9.1. portfolio management	3	-
9.1.1. individual	3	-
9.1.2. collective	-	-
9.2. insurance products	411	221
9.3. other products	10	5
D) Collection and payment services	400	389
E) Servicing related to securitisations	4	9
F) Services related to factoring	93	97
G) Tax collection services	282	284
H) Other services	1,513	1,426
Total	4,473	4,029

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Subcaption H - Other services mostly recorded commissions on current accounts and overdrafts of 703 million euro, fees on credit and debit cards of 413 million euro as well as commissions on medium/long-term lending and structured finance of 195 million euro.

2.2 Fee and commission income: distribution channels of products and services

	2005	2004 except IAS 39 [5]
		(in millions of euro)
A) Group branches	1,559	1,192
1. portfolio management	776	823
2. placement of securities	365	143
3. third party services and products	418	226
B) "Door-to-door" sales	116	125
1. portfolio management	114	125
2. placement of securities	-	-
3. third party services and products	2	-
C) Other distribution channels	2	-
1. portfolio management	1	-
2. placement of securities	-	-
3. third party services and products	1	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

2.3 Fee and commission expense: breakdown

	2005	2004 except IAS 39 [5]
		(in millions of euro)
A) Guarantees received	8	9
B) Credit derivatives	29	37
C) Management, dealing and consultancy services	197	217
1. dealing in financial instruments	28	32
2. dealing in foreign exchange	3	4
3. portfolio management	4	6
3.1 own customers	-	-
3.2 delegated	4	6
4. custody and administration of securities	26	26
5. placement of financial instruments	10	11
6. "door-to-door" sale of financial instruments, products and services	126	138
D) Collection and payment services	117	116
E) Other services	218	207
Total	569	586

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Subcaption E - Other services includes 131 million euro of fees on credit and debit cards.

SECTION 3 - DIVIDEND AND SIMILAR INCOME - CAPTION 70

3.1 Dividend and similar income: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
A. Financial assets held for trading [a]	632	490
B. Financial assets available for sale [a]	57	-
C. Financial assets designated at fair value through profit and loss	-	-
D. Investments in associates and companies subject to joint control	12	12
Total	701	502

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

[a] Including income from quotas of UCITS.

SECTION 4 - PROFITS (LOSSES) ON TRADING - CAPTION 80

4.1 Profits (Losses) on trading: breakdown

(in millions of euro)

	Revaluations	Profits on trading	Write-downs	Losses on trading	Net result
1. Financial assets held for trading	496	605	-152	-	949
1.1 Debt securities	240	207	-139	-	308
1.2 Equities [a]	256	393	-13	-	636
1.3 Loans	-	-	-	-	-
1.4 Other	-	5	-	-	5
2. Financial liabilities held for trading	10	-	-19	-238	-247
2.1 Debt securities	4	-	-8	-94	-98
2.2 Other	6	-	-11	-144	-149
3. Foreign exchange	X	141	X	X	141
4. Derivatives	2,187	5	-2,592	-430	-830
4.1 Financial derivatives	1,627	-	-2,013	-430	-816
- On debt securities and interest rates	549	-	-1,085	3	529
- On equities and stock indexes	1,078	-	-917	-350	-189
- On foreign exchange and gold	X	X	X	-75	-75
- Other	-	-	-11	-2	-13
4.2 Credit derivatives	560	5	-579	-	-14
Total	2,693	751	-2,763	-668	13

[a] Including income from quotas of UCITS.

The table above presents breakdown by contract type and differs from the table in the Report on operations to comment the same caption of the reclassified consolidated statement of income, in which amounts are set out considering the main nature of the activities carried out by operating units.

The column Profits on trading in the subcaption Foreign exchange presents the net result of profits, losses, capital gains and losses.

SECTION 5 – FAIR VALUE ADJUSTMENTS IN HEDGE ACCOUNTING - CAPTION 90

5.1 Fair value adjustments in hedge accounting: breakdown

Information omitted as permitted by the transitory provisions issued by the Bank of Italy. It must be noted that Fair value adjustments in hedge accounting, which in the statement of income amounted to 32 million euro, is made up of income of 823 million euro and expenses of 791 million euro.

SECTION 6 – PROFITS (LOSSES) ON DISPOSAL OR REPURCHASE - CAPTION 100

6.1 Profits (Losses) on disposal or repurchase: breakdown

(in millions of euro)

	2005			2004 except IAS 39 (*)		
	Profits	Losses	Net result	Profits	Losses	Net result
Financial assets						
1. Due from banks	-	-	-	-	-	-
2. Loans to customers	19	-42	-23	2	-1	1
3. Financial assets available for sale	92	-69	23	-	-	-
3.1 Debt securities	36	-1	35	-	-	-
3.2 Equities (a)	56	-68	-12	-	-	-
3.3 Loans	-	-	-	-	-	-
4. Investments held to maturity	1	-	1	-	-	-
Total assets	**112**	**-111**	**1**	**2**	**-1**	**1**
Financial liabilities						
1. Due to banks	-	-	-	-	-	-
2. Due to customers	-	-	-	-	-	-
3. Securities issued	6	-7	-1	-	-	-
Total liabilities	**6**	**-7**	**-1**	**-**	**-**	**-**

(*) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

(a) Including income from quotas of UCITS.

SECTION 7 – PROFITS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE - CAPTION 110

Caption not applicable to Gruppo Intesa.

SECTION 8 - NET LOSSES / RECOVERIES ON IMPAIRMENT - CAPTION 130

8.1 Net impairment losses on loans: breakdown

(in millions of euro)

	Impairment losses			Recoveries				2005	2004 except IAS 39 [*]
	Individual		Collective	Individual		Collective			
	write-offs	other		of interest	other	of interest	other		
A. Due from banks	-7	1	-6		-	-	1	-8	-25
B. Loans to customers	-155	-1,133	-200	151	574	-	229	-537	-934
C. Total	-160	-1,134	-206	151	574	-	230	-545	-959

[*] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

8.2 Net impairment losses on financial assets available for sale: breakdown

(in millions of euro)

	Impairment losses		Recoveries		2005	2004 except IAS 39 [*]
	Individual		Individual			
	write-offs	other	of interest	other		
A. Debt securities	-	-10	-	1	-9	-
B. Equities [a]	-	-13	-	-	-13	-
C. Loans to banks	-	-	-	-	-	-
D. Loans to customers	-	-	-	-	-	-
E. Total	-	-23	-	1	-22	-

[*] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

[a] Including income from quotas of UCITS.

8.3 Net impairment losses on investments held to maturity: breakdown

(in millions of euro)

	Impairment losses			Recoveries				2005	2004 except IAS 39 [*]
	Individual		Collective	Individual		Collective			
	write-offs	other		of interest	other	of interest	other		
A. Debt securities	-	-	-	-	4	-	-	4	-36
B. Loans to banks	-	-	-	-	-	-	-	-	-
C. Loans to customers	-	-	-	-	-	-	-	-	-
D. Total	-	-	-	-	4	-	-	4	-36

[*] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

8.4 Net impairment losses on other financial activities: breakdown

(in millions of euro)

	Impairment losses			Recoveries				2005	2004
	Individual		Collective	Individual		Collective			except IAS 39 [a]
	write-offs	other		of interest	other	of interest	other		
A. Guarantees given	-7	-6	-16		80	-	8	57	-38
B. Credit derivatives	-	-2	-	-	-	-	-	-2	
C. Commitments to lend funds	-	-	-23	-	-	-	3	-20	-
D. Other operations	-5	-	-1		1	-	7	2	-
E. Total	**-12**	**-8**	**-42**	**-**	**81**	**-**	**18**	**37**	**-38**

[a] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Write-backs refer to the rapid return to performing of an important position previously classified as substandard.

SECTION 9 - NET INSURANCE PREMIUMS - CAPTION 150

Caption not applicable to Gruppo Intesa.

SECTION 10 - OTHER NET INSURANCE INCOME (EXPENSE) - CAPTION 160

Caption not applicable to Gruppo Intesa.

SECTION 11 - ADMINISTRATIVE EXPENSES - CAPTION 180

11.1 Personnel expenses: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
1) Personnel employed	3,224	3,217
a) wages and salaries	2,193	2,226
b) social security charges	606	616
c) termination indemnities	9	7
d) supplementary benefits	-	-
e) provisions for termination indemnities	127	118
f) provisions for post employment benefits	38	27
- defined contribution plans	11	9
- defined benefit plans	27	18
g) payments to external pension funds	80	76
- defined contribution plans	80	76
- defined benefit plans	-	-
h) costs from share based payments	72	8
i) other benefits in favour of employees	99	139
2) Other personnel	16	4
3) Directors	15	12
Total	3,255	3,233

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Provisions to employee termination indemnities determined on the basis of Art. 2120 of the Italian Civil Code amounted to 140 million euro.

11.2 Average number of employees by categories: Banking group

	2005	2004
Personnel		
a) managers	793	821
b) total officers	19,572	18,561
of which 3rd and 4th level	8,279	8,286
c) other employees	38,338	39,502
Total	58,703	58,884

11.3 Post employment defined benefit plans: total expense

Total expense recognised in the statement of income	(in millions of euro) 31.12.2005
a. Current service cost	21
b. Interest cost	9
c. Expected return on plan assets	-5
d. Actuarial gains and losses recognised	2
e. Past service cost	-
f. Loss (Income) due to curtailments and settlements	-

The present table illustrates the economic components referred to Allowances for risks and charges - post employment benefits recorded in caption 120 – a, under liabilities in the Consolidated balance sheet.

11.4 Other benefits in favour of employees

The balance of the subcaption, which as at 31st December 2005 amounted to 99 million euro, was essentially formed by contributions to Cassa Assistenza Mutua, by lunch contributions and other minor benefits. As at 31st December 2004 the subcaption also included 55 million euro relative to provisions to the Solidarity Allowance.

11.5 Other administrative expenses: breakdown

(in millions of euro)

	2005	2004 except IAS 39 (a)
Indirect taxes and duties	379	315
Information technology, processing and data processing services	448	414
Rentals and service charges - real estate	196	198
Expenses for consultancy fees	162	127
Postal, telegraphic and delivery services	92	111
Telephonic, teletransmission and transmission expenses	90	94
Legal expenses	46	98
Expenses for maintenance of real estate assets	17	18
Expenses for maintenance of furniture and equipments	40	44
Advertising and promotional expenses	135	120
Transport services	53	54
Lighting, central heating and air conditioning	64	60
Printing, stationery and consumables	45	47
Training expenses and reimbursements to personnel	62	64
Security services	35	41
Information expenses	46	59
Insurance premiums	40	38
Cleaning services	33	34
Rentals of property and equipment	16	28
Data storage and document processing	20	23
Other costs	135	151
Total	2,154	2,138

(a) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

SECTION 12 - NET PROVISIONS FOR RISKS AND CHARGES - CAPTION 190

12.1 Net provisions for risks and charges: breakdown

The caption Net provisions for risks and charges, which as at 31st December 2005 amounted to 426 million euro, recorded the provisions attributable to the year relative to legal disputes for 369 million euro, future charges on equity investments for 49 million euro, other allowances for the residual amount of 8 million euro. The amounts listed above include a 19 million euro increase due to time value.

SECTION 13 - NET ADJUSTMENTS TO / RECOVERIES ON PROPERTY AND EQUIPMENT - CAPTION 200

13.1 Net adjustments to property and equipment: breakdown

(in millions of euro)

	Depreciation	Impairment losses	Recoveries	Net result
A Property and equipment				
A.1 Owned	-265	-14	7	-272
- used in operations	-264	-10	7	-267
- investment	-1	-4	-	-5
A.2 Acquired in finance lease	-	-	-	-
- used in operations	-	-	-	-
- investment	-	-	-	-
Total	-265	-14	7	-272

As concerns the determination of impairment losses, please refer to the illustration provided in Part A – Accounting policies.

SECTION 14 - NET ADJUSTMENTS TO / RECOVERIES ON INTANGIBLE ASSETS - CAPTION 210

14.1 Net adjustments to intangible assets: breakdown

(in millions of euro)

	Amortisation	Impairment losses	Recoveries	Net result
A Intangible assets				
A.1 Owned	-250	-1	-	-251
- internally generated	-165	-	-	-165
- other	-85	-1	-	-86
A.2 Acquired in finance lease	-	-	-	-
Total	-250	-1	-	-251

As concerns the determination of impairment losses, please refer to the illustration provided in Part A – Accounting policies.

SECTION 15 – OTHER OPERATING EXPENSES (INCOME) - CAPTION 220

15.1 Other operating expenses: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
Burglaries and robberies	12	8
Loan insurance premiums	13	5
Expenses related to finance lease contracts	13	58
Integration and reorganisation charges	13	-
Contributions to national guarantee funds	14	14
Amortisation of leasehold improvements	29	27
Other	149	72
Total	243	184

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Details relative to operating leases are provided in Part B – Information on the consolidated balance sheet, section Other information.

15.2 Other operating income: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
Income on securitisations	-	29
Recovery of rents paid.	6	8
Rentals and recovery of expenses on real estate	10	18
Recovery of insurance costs	14	14
Income related to finance lease contracts	23	11
Recovery of other expenses	48	74
Recovery of taxes and duties	294	233
Other	175	145
Total	570	532

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Future minimum payments for operating lease contracts which will be collected within a year amounted to 13 million euro, while those to be collected within 2010 equalled 17 million euro.

SECTION 16 - PROFITS (LOSSES) ON INVESTMENTS IN ASSOCIATES AND COMPANIES SUBJECT TO JOINT CONTROL - CAPTION 240

16.1 Profits (Losses) on investments in associates and companies subject to joint control: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
1) Companies subject to joint control		
A. Profit	61	43
1. Revalutations	36	43
2. Profits on disposal	23	-
3. Write-backs	2	-
4. Other [a]	-	-
B. Losses	-10	-
1. Write-downs	-7	-
2. Impairment losses	-2	-
3. Losses on disposal	-	-
4. Other	-1	-
Net result	51	43
2) Investments in associates		
A. Profit	179	126
1. Revalutations	122	103
2. Profits on disposal	54	10
3. Write-backs	-	13
4. Other [a]	3	-
B. Losses	-4	-15
1. Write-downs	-	-3
2. Impairment losses	-2	-
3. Losses on disposal	-	-12
4. Other	-2	-
Net result	175	111
Total	226	154

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

[a] Included any badwill.

For companies subject to joint control, Revaluations referred to the valuation at equity of the investments in Agos (28 million euro), Po Vita Compagnia di Assicurazioni (7 million euro) and other (1 million euro). Losses on valuation at equity referred to investments in the VUB group.

As concerns investments in associates, that is companies subject to significant influence, Revaluations stemmed from valuation at equity of Intesa Vita, Synesis, RCS and other minor investments.

Profits on disposal mostly referred to Banco de Investimento Imobiliario.

SECTION 17 - VALUATION DIFFERENCES ON PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS MEASURED AT FAIR VALUE - CAPTION 250

17.1 Valuation differences on property, equipment and intangible assets measured at fair value: breakdown

Caption not applicable to Gruppo Intesa.

SECTION 18 - GOODWILL IMPAIRMENT - CAPTION 260

18.1 Goodwill impairment: breakdown

Please refer to Part A - Accounting policies for details on the means of determination of goodwill impairment.

Goodwill impairment referred to modest adjustments recorded by certain Group companies.

SECTION 19 - PROFITS (LOSSES) ON DISPOSAL OF INVESTMENTS - CAPTION 270

19.1 Profits (Losses) on disposal of investments: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
A. Real estate assets	76	189
- profits on disposal	80	190
- losses on disposal	-4	-1
B. Other assets [a]	681	33
- profits on disposal	693	37
- losses on disposal	-12	-4
Net result	757	222

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

[a] Included profits and losses on disposal of subsidiaries.

As part of Other assets, profits on disposal refer to the disposal of Nextra Investment Management SGR for 682 million euro. It must be noted that the agreement with Crédit Agricole Asset Management entails a price adjustment mechanism based on the assets collected by Gruppo Intesa in the 2005-2007 three-year period. On the basis of this parameter the disposal price may be increased or decreased by 65 million euro.

SECTION 20 - TAXES ON INCOME FROM CONTINUING OPERATIONS - CAPTION 290

20.1 Taxes on income from continuing operations: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
1. Current taxes (-)	-753	-661
2. Changes in current taxes of previous years (+/-)	-	-
3. Reduction in current taxes of the year (+)	-	-
4. Changes in deferred tax assets (+/-)	-548	-128
5. Changes in deferred tax liabilities (+/-)	219	-16
6. Taxes on income for the year (-) (-1+/-2+3+/-4+/-5)	-1,082	-805

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

20.2 Reconciliation of theoretical tax charge to total income tax expense for the period

(in millions of euro)

	2005
Income before tax from continuing operations	4,182
Income before tax from discounted operations	44
Theoretical taxable income	4,226

(in millions of euro)

	2005
Income tax - Theoretical tax expense	-1,338
- income exempt or subject to reduced income tax rates	647
- income subject to definitive witholding tax	8
- non deductible expenses (in total or partially)	-75
Income tax - Effective tax expense	-758
IRAP - Theoretical tax expense	-214
- income/expense not included in taxable income	-108
- other	16
IRAP - Effective tax expense	-306
Other taxes	-30
Total income tax expense for the period	-1,094
of which: taxes on income from continuing operations	-1,082
taxes on income from discountinued operations	-12

SECTION 21 – INCOME (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS - CAPTION 310

21.1 Income (Loss) after tax from discontinued operations: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
Discontinued operations		
1. Income	15	-
2. Charges	-36	-
3. Valuation differences on discontinued operations and related liabilities	-	-
4. Profits (Losses) on disposal	65	-
5 Taxes and duties	-12	-
Income (Losses)	32	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

21.2 Breakdown of taxes on discontinued operations

(in millions of euro)

	2005	2004 except IAS 39 [5]
1. Current taxes (-)	-5	-
2. Changes in deferred tax assets (+/-)	-7	-
3. Changes in deferred tax liabilities (-/+)	-	-
4. Income taxes (-1 +/-2 +/-3)	-12	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

SECTION 22 – MINORITY INTERESTS - CAPTION 330

22.1 Breakdown of caption 330 Minority interests

Minority interests amounted to 107 million euro. The most significant amounts referred to 26 million euro relative to Privredna Banka Zagreb, 13 million euro to Cassa di Risparmio di Biella e Vercelli and 13 million euro relative to Banca Popolare FriulAdria.

SECTION 23 – OTHER INFORMATION

There is no further information in addition to that already provided in the previous sections.

SECTION 24 – EARNINGS PER SHARE

Earnings per share

	2005			2004		
	Attributable net income (*) (in millions of euro)	Weighted average number of ordinary shares	Euro	Attributable net income (*) (in millions of euro)	Weighted average number of ordinary shares	Euro
Basic EPS	2,799.6	5,955,380,517	0.470	1,725.3	5,915,707,226	0.292
Diluted EPS	2,799.6	5,963,635,153	0.469	1,725.3	5,943,778,535	0.290

(*) Net income calculated deducting dividend attributed to saving shares and net income attributed to Allowance for charitable contributions

Net income attributable to ordinary shares

(in millions of euro)

	2005	2004 (*)
Net income	3,025.0	1,841.0
minus		
dividends attributed to saving shares	-215.4	-108.2
portion of net income attributed to Allowance for charitable contributions	-10.0	-7.5
Net income attributable to ordinary shares (a)	**2,799.6**	**1,725.3**

(*) Including IAS 39.
(a) For EPS purposes.

Weighted average number of ordinary shares (for diluted EPS)

	31.12.2005	31.12.2004
Weighted average number of ordinary shares outstanding (for basic EPS)	5,955,380,517	5,915,707,226
plus		
Weighted dilutive effect due to the potential exercise of stock options	8,254,636	28,071,309
Weighted average number of ordinary shares after dilutive effect (for diluted EPS)	5,963,635,153	5,943,778,535

For further information on this section, please refer to the Report on operations in the chapter The Banca Intesa share.

Part D – Segment reporting

A. PRIMARY SEGMENT

For information on the preparation criteria of segment reporting and breakdown by business area please refer respectively to Part A – Accounting policies of these Notes to the consolidated financial statements and to the specific chapter of the Report on operations.

A.1 Breakdown by business area: statement of income [a]

(in millions of euro)

	Retail Division	Italian Subsidiary Banks Division	International Subsidiary Banks Division	Corporate Division	Central Structures	Total
Net interest income	2,839	903	730	599	214	5,285
Dividends	-	10	-	2	-	12
Profits (Losses) on investments carried at equity	98	-	-6	3	56	151
Net fee and commission income	2,399	523	305	926	-249	3,904
Profits (Losses) on trading	2	77	144	404	48	675
Other operating income (expenses)	20	7	-17	-31	23	2
Operating income	5,358	1,520	1,156	1,903	92	10,029
Personnel expenses	-1,686	-509	-300	-358	-354	-3,207
Other administrative expenses	-1,058	-228	-270	-372	133	-1,795
Adjustments to property, equipment and intangible assets	-212	-28	-87	-68	-119	-514
Operating costs	-2,956	-765	-657	-798	-340	-5,516
Operating margin	2,402	755	499	1,105	-248	4,513
Goodwill impairment	-	-	-	-3	-3	-6
Net provisions for risks and charges	-7	-137	-13	-18	-241	-416
Net adjustments to loans	-448	-93	-141	13	-46	-715
Net impairment losses on other assets	-	-	-7	-6	-15	-28
Profits (Losses) on investments held to maturity and on other investments	-2	18	9	-3	812	834
Income (Loss) before tax from continuing operations	1,945	543	347	1,088	259	4,182

[a] Figures from the reclassified forms as described in the Report on operations.

A.2 Breakdown by business area: balance sheet [a]

(in millions of euro)

	Retail Division	Italian Subsidiary Banks Division	International Subsidiary Banks Division	Corporate Division	Central Structures	Total
Loans to customers	81,160	25,472	11,837	46,896	4,113	169,478
Due to customers	52,650	17,373	12,509	27,204	5,534	115,270
Securities issued	23,927	8,849	640	9,963	28,921	72,320
Net interbank position	-16,952	2,289	-1,182	-147	11,332	-4,660

[a] Figures from the reclassified forms as described in the Report on operations.

B. SECONDARY SEGMENT

For information on the preparation criteria of segment reporting and breakdown by geographic area please refer respectively to Part A – Accounting policies of these Notes to the consolidated financial statements and to the specific chapter of the Report on operations.

B.1 Breakdown by geographic area: statement of income [a]

(in millions of euro)

	Italy	Central-Eastern Europe	Other countries	Total
Net interest income	4,292	603	390	5,285
Dividends	12	-	-	12
Profits (Losses) on investments carried at equity	157	-6	-	151
Net fee and commission income	3,488	258	158	3,904
Profits (Losses) on trading	518	134	23	675
Other operating income (expenses)	14	-17	5	2
Operating income	8,481	972	576	10,029
Personnel expenses	-2,820	-250	-137	-3,207
Other administrative expenses	-1,496	-218	-81	-1,795
Adjustments to property, equipment and intangible assets	-423	-74	-17	-514
Operating costs	-4,739	-542	-235	-5,516
Operating margin	3,742	430	341	4,513
Goodwill impairment	-6	-	-	-6
Net provisions for risks and charges	-390	-	-26	-416
Net adjustments to loans and receivables	-554	-96	-65	-715
Net impairment losses on other assets	-19	3	-12	-28
Profits (Losses) on investments held to maturity and on other investments	817	9	8	834
Income (Loss) before tax from continuing operations	**3,590**	**346**	**246**	**4,182**

Breakdown by geographic area is carried out with reference to the Country of residence of Group entities.

[a] Figures from the reclassified forms as described in the Report on operations.

B.2 Breakdown by geographic area: balance sheet [a]

(in millions of euro)

	Italy	Central-Eastern Europe	Other countries	Total
Loans to customers	149,336	11,874	8,268	169,478
Due to customers	95,020	12,577	7,673	115,270
Securities issued	58,214	644	13,462	72,320
Net interbank position	-7,007	-1,202	3,549	-4,660

Breakdown by geographic area is carried out with reference to the Country of residence of Group entities.

[a] Figures from the reclassified forms as described in the Report on operations.

Part E – Information on risks and relative hedging policies

RISK MANAGEMENT AND THE CONTROLS SYSTEM

Banca Intesa attributes great importance to risk management and the controls system as conditions to:

- ensure reliable and sustainable value creation in a context of controlled risk;
- protect the Group's financial strength and reputation;
- permit a transparent representation of the risk profile of its portfolios.

From this viewpoint, Banca Intesa made great efforts in the last few years to obtain the validation by Supervisory authorities of the internal models for market risks and for credit derivatives, to align operating methodologies and standard practices to the indications contained in the recent regulations which discipline the definition of capital re quirements to cover credit and operational risks and, lastly, to further increase the effectiveness of instruments already inserted in the processes. The definition of operating limits related to risk indicators (such as VaR) and the reference to the measu rement of the "expected loss" and "capital at risk" implicit in the various portfolios, are some of the passages which make the operating declination of the strategic and operating guidelines defined by the Board of Directors, consistent along the whole of the Bank's decision-making chain, to the single operating units and to the single desk.

Within the controls system, the Head Office departments in charge of managing risks and of internal auditing – Risk Management, Credit and Internal Auditing – periodically meet with the other Departments, in charge of line controls as well as responsible for operating units, within certain Committees which have the role of monitoring the various risk profiles and verifying the adequacy and the correct functioning of th e monitoring mechanisms based on rigorous separation criteria. The most significant committees are: the Internal Control Committee, the Group's Financial Risks Committee , the Liquidity Committee . Other risk checks are placed directly in contact with the Ba nk's day to day operations: Credit Committee, Risk Meeting, New Product Committee.

Risk management activities are aimed at guaranteeing constant monitoring of the main risks, regulatory compliance and effective support to the decision -making process. This entails:

- the rigorous and timely measurement of market risks (trading and banking book), structural interest rate and liquidity risks, credit risks (trading and banking book), Country risk and operational risk. Adopted methodologies provide an integrated r epresentation of the various risk profiles; analyses are conducted mainly on positions in the books with reference to historical and normal market conditions and are supplemented by portfolio analyses and stress test estimates, what -if and scenario simulations;
- the definition of valuation parameters and rules for contracts subject to marking -to-market and fair value, as well as structuring and direct valuation when this may not be obtained from standard tools available for the business units;
- the interaction with Supervisory authorities for the validation and maintenance of internal models as well as, in this phase, the adequacy verifications with respect to the New Capital Accord (Basel II);
- the information support to planning activities and top management so that operations may be conducted in a context of controlled risk and it is possible to assess value -generation via the measurement of "expected loss" and "capital at risk";
- the close collaboration with the operating units to extend risk management metho dologies to services offered to customers;
- the support to communication to pursue the objectives of transparency with customers and the market.

Internal controls system and auditing

With reference to internal auditing, the Internal Auditing Department is attributed the responsibility of surveillance on the regular proceeding of the Group's operations, processes and risks, assessing the overall functionality of the internal controls system that guarantees i) the effectiveness and efficiency of Company processes, ii) the safeguard of asset value and protection from losses, iii) reliability and integrity of accounting and management information, as well as iv) transaction compliance with the policies defined by the Company's governance bodies and with internal and external regulations.

The Internal Auditing Department has a structure and a control model which is organised consistently with the divisional model of Banca Intesa and the Group. Furthermore, a compliance function is operational within the Internal Auditing Department and is responsible for guaranteeing over time the presence of rules, procedures and standard practices which effectively prevent violations or infringements of regulations in force as concerns financial intermediation and anti-money laundering. This structure complies with provisions set out by the Basel Committee and also has the responsibility of "Internal Control Function" pursuant to the regulations regarding investment services.

Auditing activities were performed directly for the Parent Company Banca Intesa and for a limited number of subsidiaries which have an "in service" contract for risks control; second level control was conducted for other Group companies.

Direct surveillance was carried out via:

- the control on operational processes of network and central structures, with verifications, also through on-site interventions, on the functionality of line controls in place, on the respect of internal and external regulations, on the reliability of operational structures and delegation mechanisms, on correctness of available information in the various activities and on their adequate use;
- the surveillance, via distance monitoring integrated by on-site visits, over the credit granting and management process, verifying its adequacy with respect to the risks control system and the functioning of measurement mechanisms in place;
- the valuation of adequacy and effectiveness of information technology system development and management processes, to ensure their reliability, security and functionality;
- the surveillance, also via on-site visits, over the processes related to financial operations and over the adequacy of related risks control systems;
- the verification of compliance with the behavioural rules and of the correctness of procedures adopted on investment services as well as compliance with regulations in force as concerns the separation of the assets of customers;
- the verification of the operations performed by branches abroad, with interventions by internal auditors both local and from the Head Office.

Indirect surveillance was conducted via direction and control over the adequacy and functionality of the internal auditing structures of Group subsidiaries in Italy and abroad. Direct review and verification interventions were also conducted on the latter.

In performing its duties, the Internal Auditing Department uses preliminary methods of analysis of risks, defining the plan of the subsequent verifications based on the priorities which emerge from the preliminary valuations; this criterion used for planning interventions, based on risks, has been integrated with the objective of in any case guaranteeing that operating units, in particular of the Network, are provided with adequate temporal and physical coverage. Any weak points have been systematically notified to the Departments involved for prompt improvement actions which are monitored by follow-up activities.

The valuations of the internal controls system deriving from the checks have been periodically transmitted to the Board of Directors, the Board of Statutory Auditors and the Internal Control Committee which request detailed updates also on the state of solutions under way to mitigate weak points; furthermore, the most significant events have been promptly signalled to the Board of Statutory Auditors.

An analogous approach is used as concerns the responsibilities of administrative bodiesex Legislative Decree 231/01 for the Internal Control Committee, as Supervisory Authority.

The activity carried out in 2005 did not lead to highlight in the internal controls system any deficiencies, such to consider it inadequate to prevent or identify with sufficient timeliness errors or irregularities which may lead to losses of significant amount.

CREDIT RISK

QUALITATIVE INFORMATION Credit granting process

Credit strategies and policies address:

- efficient selection of the single borrowers via an attentive creditworthiness analysis aimed at containing default risk, notwithstanding the objective of privileging commercial lending or loans to support new production capacity with respect to merely financial interventions;
- portfolio diversification, limiting the concentration of exposures on single counterparties/groups, single sectors or geographic areas;
- control of relationship characteristics, carried out with an information technology procedure, through a synthetic risk indicator, and systematic surveillance activity over the relationships which present irregularities, both aimed at rapidly identifying any signs of deterioration in risk exposures and inserting any deteriorated exposures in a specific credit management process.

The constant monitoring of loan portfolio quality is pursued by the adoption of specific operating checks for all the phases of loan management (analysis, granting, mo nitoring, management of non-performing loans).

The management of credit risk profiles of the loan portfolio is assured, starting from the analysis and granting phases, by:

- checks on the existence of the necessary conditions for creditworthiness, with part icular focus on the client's current and prospective capacity to produce satisfactory income and congruous cash flows;
- the assessment of the nature and size of proposed loans, considering the actual requirements of the party requesting the loan, the course of the relationship already in progress and the presence of any relationship between the client and other borrowers;
- the search of a structure of loans so to favour the flow of operations to be carried out on the specific fiduciary relationship and, possi bly, via cross selling of banking products and services.

The credit granting process, which sets out various autonomy levels both at the Network's local structures and at the Head Office Departments, requires the attribution of an internal rating to each counterparty when assessing loan applications and monitoring existing loans and the periodic updating of such internal ratings at least yearly. The internal rating affects determination of the decision-making entity, with the exception of co llective bodies, since positions which present a PD (Probability of Default) exceeding a predetermined threshold, must be approved by the immediately-higher competent body with respect to that determined with ordinary criteria.

Credit risk methodologies, instruments and analysis

Surveillance and monitoring activities are currently based on an internal controls system aimed at the optimal management of credit risk.

In particular, such activities are performed using measurement methods and performance controls that permit the construction of a synthetic risk indicator, available on a monthly basis. It interacts with processes and procedures for loan management (periodic reviews, loan applications, non-performing loans) and for credit risk control and permits to formulate timely assessments when any anomalies arise or persist.

Extraordinary maintenance interventions on the risk indicator were carried out in 2005 reducing its volatility and increasing its predictive power, with an overall improvement in its per formance. For large foreign customers the indicator is built using various sources such as: i) external ratings, ii) spreads on bonds, iii) spreads on Credit Default Swaps, and iv) expected default frequency (EDF).

The positions to which the synthetic ris k index attributes a high risk valuation, which is confirmed over time, are intercepted by the Non-performing Loan Process. This process, supported by a dedicated information technology procedure, enables to constantly monitor, largely with automatic inter ventions, all the phases for the management of anomalous positions.

The positions which present an anomalous trend, are classified in different categories based on the risk level. Exposures with entities in default or in basically similar situations are classified in doubtful loans; exposures with entities in temporary difficulties, which it is deemed may be solved in a congruous period of time are classified in substandard loans; positions for which a bank (or a group of banks), due to the deterioration of the economic and financial conditions of the borrower, permits a modification in the original contractual terms are classified in restructured loans. Lastly, starting from 2005, following the modification of supervisory provisions and the introduction of international accounting principles, non-performing loans also include positions past due by over 180 days. This modification led to both the introduction of a new accounting category in which the positions with such characteristics are classified, and the inclusion of the continuing past-due condition as one of the elements to consider for the automatic identification in the Non-performing Loan Process, for the purpose of favouring the solution of the anomaly before the number of past due days set forth for the new classification are reached.

Furthermore, all fiduciary positions are subject to a specific periodic review carried out for each counterparty/economic group by the competent central or peripheral structures based on the credit line limits; moreover, an automatic ad hoc audit procedure is in place for fiduciary relationships of small amounts and with low risk indexes.

The Information Portal of the Credit Department offers both the Retail Division's operating units and the structures of the Corporate Division access via the Bank's Intranet to a wide range of standard reports dedicated to the loan portfolio of competence, updated monthly and to a series of "Alerts" which enable to identify the potentially-critical situations among those analysed.

The exchange of basic information flows among different Group entities is assured by the Group's "Centrale Rischi" (exposure monitoring and control system) and by "Posizione Complessiva di Rischio" (global risk position), that enable to highlight and analyse credit risks for each single client or economic group both towards Gruppo Intesa as a whole and towards individual Group companies.

Within the credit monitoring and analysis process also the indicators set forth by the New Basel Accord on capital requirements (Basel II) are becoming increasingly important.

Gruppo Intesa is implementing the Internal rating based – Advanced method (IRB Advanced). According to this methodology, in addition to PD, the bank must also determine internally these other elements for the estimation of "expected and unexpected loss" in case of default: exposure at default (EAD), loss given default (LGD) and maturity (M) of the operation.

As regards the methodologies adopted as part of the project for compliance to the new supervisory requirements, the rating models have been chosen based on their capacity to represent to the best the customer risk profile, diversifying the methodologies (scoring, qualitative and mixed statistical models) aimed at optimising the use of the available information set and identifying the specific characteristics of each customer segment. In particular, valuation models have been diversified based on type of counterparty, economic sector and turnover. In 2005 the models in use have been reestimated, as part of the validation process with the Bank of Italy, and the valuation method applied to Italian companies has been standardised in a single scale encompassing 13 classes thus permitting to widen the scale which aggregates counterparties in groups which are consistent in terms of probability of default (PD) to an analogous number of risk categories.

The classes are defined on the basis of predetermined PD ranges, with the objective of guaranteeing the maximum granularity of the scale and at the same time of obtaining a good correspondence with the default frequencies observed in the portfolios.

Customers are divided as follows:

- households, which includes counterparties recorded as "individuals" who do not own individual enterprises. The segment is characterised by a very high number of counterparties, which normally have been granted overdrafts for limited amounts and for which the model used to determine the rating sets out a calculation method differentiated based on the type of product requested;
- SMEs with a turnover under or equal to 2.5 million euro, which includes resident counterparties of any juridical nature which operate in the field of production and/or distribution of goods or services. Also this segment is characterised by a high number of

granted overdrafts of limited amount. The rating model is differentiated on the basis of the juridical nature of the counterparty (individual enterprises, partnerships, companies);

- SMEs with a turnover between 2.5 million euro and 6 million euro. The rating model uses qualitative information, in addition to quantitative figures;
- SMEs, corporates and large corporates with a turnover respectively between 6 and 50 million euro, 50 and 125 million euro and over 125 million euro, characterised by companies which operate in the field of production and/or distribution of goods or services. Such segments are characterised by a more limited number of counterparties and the rating model applied to these counterparties also considers qualitative information;
- foreign, which includes non-resident companies which operate in the field of production and/or distribution of goods or services independently from their turnover;
- banks, which includes all Italian and foreign credit institutions;
- joint accounts between individuals and companies and joint accounts between enterprises;
- Sovereigns.

The rating models for other financial institutions, non-profit institutions and public entities are currently under definition and estimates for insurance companies have commenced implementation.

Assigned ratings are subject to an update at least yearly and whenever new qualitative elements may lead to a modification of assigned rating class.

The objective is determining, at the end of the models implementation process, a complete rating system, which permits consistency in the measurement of the risk level both for single counterparties and for the entire portfolio, integrated and capable of supporting internal credit processes (granting, management and monitoring), credit pricing and capital management.

From this viewpoint, a review of credit processes also commenced, aimed at:

- as regards granting, determining credit-granting autonomies on the basis not only of the size of the loan, but also of the probability of default;
- as regards management, to a redefinition of the phases and the timing for the identification and the classification of non-performing loans, differentiating no longer only on the basis of the risk index and of the amount, but also in function of the probability of default.

As already highlighted in accounting criteria, the approach set forth by the New Capital Accord for the purposes of bank supervision was used, for the aspects compatible with IAS/IFRS, also for the determination of provisioning on performing loans recorded in the financial statements. In such context, the estimates of the risk components PD and LGD are used as inputs in the collective measurement process as segmentation factors of loans and for the determination of percentage adjusments to be applied to the performing loan portfolio. The fact that figures come from the same source guarantees the methodological convergence between the two calculations and, at the same time, a greater consistency in the estimate of provisions for accounting purposes and the quantification of prudential capital requirements when the new supervisory regulations come into effect.

In parallel with the implementation processes of the new parameters (PD, LGD, EAD), in 2005, as required by Pillar 2 of the New Capital Accord, the Risk Management Department continued to develop a capital at risk-measurement system based on CreditVaR, consistent with the solutions already adopted by the Group for market risks. This system enables to produce regulatory estimates alongside operating measures which are better suited to represent the risk profiles of portfolios. The implemented instruments are capable of seizing the correlation/diversification effects present in the various portfolios. Therefore, such instruments support a proactive management of credit risk, allocation and commercial policies, also in adverse market conditions, through opportune stress test analysis. For this purpose, ad hoc analyses were conducted in 2005 with Supervisory authorities and the International Monetary Fund, which confirm the Group's capacity to face crisis scenarios on the international or domestic markets. In general, in addition to the analysis of risk within portfolios, an estimate of the impact of adverse conditions on risk profile is produced on a quarterly basis. Stress analyses simulating stock market crashes or increases in the probability of default of certain counterparties are used.

On a quarterly basis a report is presented to the Group's Financial Risk Committee containing the credit risk levels recorded in the banking book, with details relative to the commercial segments in terms of i) average PD and LGD, ii) total EAD, iii) capital absorbed on the basis of the New Basel Accord provisions, iv) capital at risk measured using the portfolio model, and v) provisions approximated with internal expected loss estimates.
Lastly, the credit risk on the international large customers portfolio is monitored weekly also through the production of a synthetic valuation index used to activate the non-performing loan process for higher risk customers.

QUANTITATIVE INFORMATION CREDIT QUALITY

Performing and non-performing exposures: amounts, adjustments, changes, economic and geographic breakdown

In the tables in this section the information related to Country risk is not presented separately in compliance with the methodological decision made by Gruppo Intesa for collective measurement of performing loans based on parameters that include "Country risk".
For this purpose it must be noted that non-guaranteed exposures to Countries at risk, net of the collective measurement portion, totalled 1,213 million euro equal to approximately 0.5% of total performing financial assets. Countries which presented the most significant exposures were Brazil for 361 million euro, the Cayman Islands for 332 million euro and Serbia-Montenegro for 254 million euro.

Breakdown of financial assets by portfolio classification and credit quality (book value)

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk	Other Assets	Total
1. Financial assets held for trading	-	12	-	2	-	51,053	51,067
2. Financial assets available for sale	-	1	-	3	-	4,375	4,379
3. Investments held to maturity	-	1	-	-	-	2,809	2,810
4. Due from banks	1	-	-	-	-	27,110	27,111
5. Loans to customers	1,227	3,126	92	715	-	164,318	169,478
6. Financial assets designated at fair value through profit and loss	-	-	-	-	-	-	-
7. Financial assets under disposal	16	15	-	-	-	2,838	2,869
8. Hedging derivatives	-	-	-	-	-	1,278	1,278
Total	**1,244**	**3,155**	**92**	**720**	**-**	**253,781**	**258,992**

Breakdown of financial assets by portfolio classification and credit quality (gross and net values)

(in millions of euro)

	Non-performing assets				Other assets			Total
	Gross exposure	Individual adjustments	Collective adjustments	Net exposure	Gross exposure	Collective adjustments	Net exposure	Total (net exposure)
1. Financial assets held for trading	19	-5	-	14	X	X	51,053	51,067
2. Financial assets available for sale	5	-1	-	4	4,375	-	4,375	4,379
3. Investments held to maturity	2	-1	-	1	2,809	-	2,809	2,810
4. Due from banks	25	-24	-	1	27,134	-24	27,110	27,111
5. Loans to customers	9,186	-4,026	-	5,160	165,338	-1,020	164,318	169,478
6. Financial assets designated at fair value through profit and loss	-	-	-	-	X	X	-	-
7. Financial assets under disposal	462	-431	-	31	2,841	-3	2,838	2,869
8. Hedging derivatives	-	-	-	-	X	X	1,278	1,278
Total	**9,701**	**-4,490**	**-**	**5,211**	**202,497**	**-1,047**	**253,781**	**258,992**

On- and off-balance sheet exposures to banks: gross and net values

(in millions of euro)

	Gross exposure	Individual adjustments	Collective adjustments	Net exposure
A ON-BALANCE SHEET EXPOSURES				
a) Doubtful loans	25	-24	-	1
b) Substandard loans	-	-	-	-
c) Restructured exposures	-	-	-	-
d) Past due exposures	-	-	-	-
e) Country risk	-	X	-	-
f) Other assets	29,760	X	-24	29,736
Total A	29 785	-24	-24	29,737
B. OFF-BALANCE SHEET EXPOSURES				
a) Non-performing	-	-	-	-
b) Other	32,021	X	-41	31,980
Total B	32 021	-	-41	31,980

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to banks: changes in gross non-performing exposures and gross exposures subject to "Country risk"

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial gross exposure	26	1	-	-	-
of which exposures sold not derecognised	-	-	-	-	-
B Increases	3	-	-	-	-
B 1 inflows from performing exposures	-	-	-	-	-
B.2 transfers from other non-performing exposure categories	1	-	-	-	-
B 3 other increases	2	-	-	-	-
C Decreases	-4	-1	-	-	-
C.1 outflows to performing exposures	-	-	-	-	-
C.2 write-offs	-4	-	-	-	-
C.3 repayments	-	-	-	-	-
C.4 credit disposals	-	-	-	-	-
C 5 transfers to other non-performing exposure categories	-	-1	-	-	-
C 6 other decreases	-	-	-	-	-
D. Final gross exposure	25	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to banks: changes in total adjustments

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial total adjustments	25	1	-	-	-
- of which exposures sold not derecognised	-	-		-	-
B. Increases	4	-	-	-	-
B.1 impairment losses	3	-	-	-	-
B.2 transfers from other non-performing exposure categories	-	-	-	-	-
B.3 other increases	1	-	-	-	-
C. Decreases	-5	-1	-	-	-
C.1 recoveries on impairment losses	-	-	-	-	-
C.2 recoveries on repayments	-	-	-	-	-
C.3 write-offs	-4	-	-	-	-
C.4 transfers to other non-performing exposure categories	-	-	-	-	-
C.5 other decreases	-1	-1	-	-	-
D. Final total adjustments	24	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, disc ontinued operations.

On- and off-balance sheet exposures to customers: gross and net values

(in millions of euro)

	Gross exposure	Individual adjustments	Collective adjustments	Net exposure
A. ON-BALANCE SHEET EXPOSURES				
a) Doubtful loans	4,424	-3,181	-	1,243
b) Substandard loans	4,352	-1,209	-	3,143
c) Restructured exposures	124	-32	-	92
d) Past due exposures	757	-39	-	718
e) Country risk	-	X	-	-
f) Other assets	207,757	-	-1,023	206,734
Total A	217,414	-4,461	-1,023	211,930
B. OFF-BALANCE SHEET EXPOSURES				
a) Non-performing	716	-137	-17	562
b) Other	82,405	X	-143	82,262
Total B	83,121	-137	-160	82,824

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to customers: changes in gross non-performing exposures and gross exposures subject to "Country risk"

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A Initial gross exposure	12,710	4,767	239	-	
- of which exposures sold not derecognised	-	-	-	-	-
B Increases	1,861	3,170	41	1,574	-
B.1 inflows from performing loans	438	2,127	8	1,389	-
B.2 transfers from other non-performing exposure categories	954	466	17	111	-
B.3 other increases	469	577	16	74	-
C Decreases	-10,147	-3,585	-156	-817	-
C.1 outflows to performing loans	-82	-1,223	-137	-251	-
C.2 write-offs	-7,588	-109	-	-1	-
C.3 repayments	-717	-1,053	-10	-116	-
C.4 credit disposals	-1,652	-18	-	-	-
C.5 transfers to other non-performing exposure categories	-34	-1,057	-8	-449	-
C.6 other decreases	-74	-125	-1		-
D Final gross exposure	4,424	4,352	124	757	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet-exposures to customers: changes in total adjustments

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial total adjustments	8,494	1,116	26	-	-
- of which exposures sold not derecognised	-	-	-	-	-
B Increases	3,286	857	17	44	
B.1 impairment losses	822	575	4	35	-
B.2 transfers from other non performing exposure categories	172	10	4	5	-
B.3 other increases	2,292	272	9	4	-
C Decreases	-8,599	-766	-11	5	
C.1 recoveries on impairment losses	-168	-292	-7	-2	-
C.2 recoveries on repayments	-200	-146	-1	-1	-
C.3. write-offs	-7,586	-109	-	-1	-
C.4 transfers to other non-performing exposure categories	-9	-179	-3	-	-
C.5. other decreases	-634	-40	-	-1	-
D Final total adjustments	3,181	1,209	32	39	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

File No. 82-35020

Financial assets - Captions 20, 30, 40, 50 and 70 of assets: borrower / issuer breakdown

(in millions of euro)

	Financial assets held for trading	Financial assets designated at fair value through profit and loss	Financial assets available for sale	Investments held to maturity	Loans to customers
A. CASH ASSETS					
1. Debt securities	26,650	-	2,054	2,809	2,585
a) Governments and Central Banks	2,731	-	276	2,554	32
b) Other public entities	2,118	-	214	5	1,340
c) Banks	8,997	-	296	197	X
d) Other issuers	12,804	-	1,266	53	1,313
2. Equities	3,056	-	2,007	-	-
a) Banks	456	-	89	-	X
b) Other issuers	2,600	-	1,918	-	-
3. Loans		-	314	-	161,633
a) Governments and Central Banks	-	-	-	-	4,656
b) Other public entities	-	-	-	-	3,709
c) Banks	-	-	-	-	X
d) Other issuers	-	-	314	-	153,268
4. Non-performing assets	-	-	4	1	5,160
a) Governments and Central Banks	-	-	-	-	1
b) Other public entities	-	-	-	-	4
c) Banks	-	-	-	-	X
d) Other issuers	-	-	4	1	5,155
5. Assets sold not derecognised	5,314	-	-	-	-
a) Governments and Central Banks	4,102		-	-	-
b) Other public entities	90	-	-	-	-
c) Banks	104	-	-	-	X
d) Other issuers	1,018	-	-	-	-
Total A	35,020		4,379	2,610	169,478
B. DERIVATIVES					
a) Banks	13,364	-	-	-	-
b) Customers	2,683	-	-	-	-
Total B	16,047				

The table shows breakdown of the various categories of financial assets, as defined in the compulsory financial statement forms, by the sector of borrowers or issuers (for securities) according to the classification criteria set out by the Bank of Italy.

Classification of exposures based on ratings

	Total exposures	Exposures to corporate counterparties
Investment grade	60.44%	52.86%
Speculative grade	39.56%	47.14%

The table shows percentage breakdown of on-balance sheet exposures, guarantees given and commitments to lend funds, by rating of counterparties. Exposures to counterparties with an investment grade rating (corresponding in the scale used by Standard & Poor's to a level between AAA and BBB) are separated from exposures with speculative grade rating. With

reference to the latter, it must be noted that speculative grade exposures are concentrated in the classes close to investment grade where the most significant portion of Italian small and medium-sized enterprises is concentrated.
Breakdown reflects probabilities of default (PD) calculated internally (which cover over 70% of the portfolio), market ratings attributed by specialised agencies in the absence of internal data (approximately 10% of the portfolio) and for the remaining counterparties which do not have an individual rating, average segment/portfolio figures have been used.
If derivatives are included in the portfolio, since derivative contracts are mostly stipulated with financial counterparties, the portion of investment grade exposure would increase to 63.61%.

Breakdown of guaranteed exposures by type of guarantee

Guaranteed loans to customers

(in millions of euro)

	Exposure totally/partly guaranteed	Value of real guarantees	Value of personal guarantees
Loans to customers	102,769	88,009	34,521
Total	102,769	88,009	34,521

Breakdown and concentration of loans

Breakdown of loans to customers

(in millions of euro)

Counterparties	
Governments	4,689
Other public entities	5,053
Financial institutions	15,917
Non-financial companies and family-run businesses	101,716
- wholesale and retail trade, recovery and repairs	16,073
- construction and public works	10,852
- metal products, excluding cars and means of transport	3,972
- food products, beverages and tobacco-based products	3,941
- textiles, leather and footwear, clothing	3,723
- agricultural and forestry products and fishing	3,629
- agricultural and industrial machinery	3,329
- hotels and catering	3,143
- energy products	2,795
- other industrial products	2,646
- minerals and non-metal mineral based products	2,436
- paper, paper products, printed products and publishing	2,149
- chemical products	2,147
- electric materials and supplies	2,136
- rubber and plastic products	1,902
- other services for sale	27,819
- other non-financial companies	9,024
Consumer families and other	42,103
Total	169,478

Breakdown of non-performing loans to customers

Non-performing loan counterparties	(in millions of euro)
Financial institutions	99
Non-financial companies and family-run businesses	3,802
- construction and public works	590
- wholesalé and retail trade, recovery and repairs	555
- hotels and catering	225
- textiles, leather and footwear, clothing	172
- agricultural and forestry products and fishing	165
- food products, beverages and tobacco-based products	162
- metal products, excluding cars and means of transport	119
- other industrial products	107
- agricultural and industrial machinery	107
- electric materials and supplies	87
- minerals and non-metal mineral based products	83
- paper, paper products, printed products and publishing	77
- means of transport	73
- chemical products	62
- internal transport services	60
- other services for sale	956
- other non-financial companies	202
Other	1,259
Total	5,160

Concentration of loans
Large credit risks

Large credit risks	
a) Amount (in millions of euro)	3,075
b) Number	1

Breakdown of on- and off-balance sheet exposures to customers by geographic area (book value)

(in millions of euro)

	Italy	Other EU Countries	Other Countries	Total
ASSETS				
- Financial assets held for trading	24,639	13,671	12,757	51,067
- Financial assets available for sale	2,728	914	737	4,379
- Investments held to maturity	60	2,548	202	2,810
- Hedging derivatives	201	913	164	1,278
- Loans to customers	146,184	13,406	9,888	169,478
- Due from banks	13,145	10,166	3,800	27,111
Total Assets	186,957	41,618	27,548	256,123
LIABILITIES				
- Due to banks	8,947	11,463	11,361	31,771
- Due to customers	93,468	12,961	8,841	115,270
- Securities issued	58,892	4,762	8,666	72,320
- Financial liabilities held for trading	17,195	1,769	2,285	21,249
- Hedging derivatives	284	1,046	80	1,410
Total Liabilities	178,786	32,001	31,233	242,020
Guarantees and commitments	44,634	43,841	20,659	109,134

SECURITISATIONS AND ASSET SALES

Securitisations

Qualitative information

In 2005 the portion of securities (Covered bonds, ABS) deriving from securitisations held in the trading portfolio increased.

Proprietary trading was carried out through purchase and sale of securities, on primary and secondary markets, characterised by an extremely high creditworthiness and liquidity profile, following the principle of diversification by geographic area and type of collateral.

Trading on securities deriving from securitisations is based not only on the analysis of market trends, but also on the qualitative and quantitative analysis of collaterals, on the valuation of credit enhancement and on the allocation rules regarding principal and interest payment flows.

Risk and performance monitoring on each security present in the portfolio is carried out at two levels. At the first level, at least weekly, market prices are analysed. At the second level, monthly, the analysis of statistics referred to collateral performance are conducted.

Quantitative information

Breakdown of exposures deriving from securitisations by quality of underlying asset

(in millions of euro)

	On-balance sheet exposures			Off-balance sheet exposures		
	Senior	Mezzanine	Junior	Senior	Mezzanine	Junior
A. Originated underlying assets	27	415	121	50	-	-
a) Non-performing	11	282	36	37	-	-
b) Other	16	133	85	13	-	-
B. Third party underlying assets	7,946	620	23	-	-	-
a) Non-performing	2	42	-	-	-	-
b) Other	7,944	578	23	-	-	-
Total	7,973	1,035	144	50	-	-

Breakdown of exposures deriving from main "originated" securitisations by type of securitised asset and by type of exposure

(in millions of euro)

	On-balance sheet exposures						Off-balance sheet exposures					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries
A Fully derecognised	20	-4	310	-11	121	4	50	-	-	-	-	-
A.1 Intesa Lease Sec												
- leasing	7	-	-	-	-	-	-	-	-	-	-	-
A.2 Intesa Sec 2												
- performing residential mortgages	-	-	4	-	75	-	-	-	-	-	-	-
A.3 Intesa Sec												
- performing mortgages	-	-	-	-	10	2	13	-	-	-	-	-
A.4 Intesa Sec Npl												
- doubtful mortgages	-	-	86	-11	36	2	37	-	-	-	-	-
A.5 Patrimonio Banco Wiese 1999-01 - doubtful and substandard loans and other assets	9	-	220	-	-	-	-	-	-	-	-	-
A.6 Patrimonio Banco Wiese 1999-02 - doubtful and substandard loans and other assets	4	-4	-	-	-	-	-	-	-	-	-	-
B Partly derecognised	-	-	-	-	-	-	-	-	-	-	-	-
C Not derecognised	7	-	105	3	-	-	-	-	-	-	-	-
C.1 Leonardo Synthetic												
- corporate loans	7	-	10	1	-	-	-	-	-	-	-	-
C.2 Verdi Synthetic												
- loans and revolving credit facilities	-	-	31	1	-	-	-	-	-	-	-	-
C.3 Vespucci												
- asset backed securities and collateralised debt obligations	-	-	64	1	-	-	-	-	-	-	-	-
Total	27	-4	415	-8	121	4	50	-	-	-	-	-

Breakdown of exposures deriving from main "third party" securitisations by type of securitised asset and by type of exposure

(in millions of euro)

	On-balance sheet exposures						Off-balance sheet exposures					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries
A.1 Aca												
- securities	166	-	-	-	-	-	-	-	-	-	-	-
A.2 AYT Cedulas												
- public sector financing	250	3	-	-	-	-	-	-	-	-	-	-
A.3 Bryn												
- loans	107	-	-	-	-	-	-	-	-	-	-	-
A.4 Callidus Debt Partners												
- securities	57	-	-	-	-	-	-	-	-	-	-	-
A.5 Cartesio												
- loans	106	-	-	-	-	-	-	-	-	-	-	-
A.6 Citibank Credit Card Issuance Trust												
- credit card loans	-	-	87	-	-	-	-	-	-	-	-	-
A.7 Diocleziano												
- land, industrial and public entities mortgages	113	-1	-	-	-	-	-	-	-	-	-	-
A.8 Duchess												
- securities	181	1	-	-	-	-	-	-	-	-	-	-
A.9 Edison Treasury Services												
- trade receivables	165	-	-	-	-	-	-	-	-	-	-	-
A.10 F.I.T.S. - Truck Lease												
- leasing	94	-	-	-	-	-	-	-	-	-	-	-
A.11 F.I.T.S. - Truck Loans												
- loans	86	-	-	-	-	-	-	-	-	-	-	-
A.12 Fort Sheridan												
- securities	202	-	-	-	-	-	-	-	-	-	-	-
A.13 Geldilux												
- loans	288	-	-	-	-	-	-	-	-	-	-	-
A.14 Im Cedulas												
- public sector financing	53	2	-	-	-	-	-	-	-	-	-	-
A.15 Jupiter												
- securities	212	-	-	-	-	-	-	-	-	-	-	-
A.16 Landmark												
- securities	75	-	-	-	-	-	-	-	-	-	-	-
A.17 Lavoro Finance												
- consumer loans	70	-	-	-	-	-	-	-	-	-	-	-
A.18 Nixes Three												
- loans	104	-	-	-	-	-	-	-	-	-	-	-
A.19 Rhodium												
- securities	225	-	-	-	-	-	-	-	-	-	-	-
A.20 Saturn Ventures												
- securities	142	-	-	-	-	-	-	-	-	-	-	-
A.21 Soc. Cart. Crediti INPS												
- social security benefits	616	-2	-	-	-	-	-	-	-	-	-	-
A.22 SCIP												
- real estate assets	346	-	-	-	-	-	-	-	-	-	-	-
A.23 Smstr												
- securities	203	1	-	-	-	-	-	-	-	-	-	-
A.24 Società di Cartolarizzazione Italiana Crediti 1												
- personal loans	336	-1	-	-	-	-	-	-	-	-	-	-
A.25 Stone Tower												
- securities	85	-	-	-	-	-	-	-	-	-	-	-
A.26 Zoo												
- Cdo of Abs	150	-	-	-	-	-	-	-	-	-	-	-
A.27 Portfolio of investment grade ABS securities subject to unitary management	297	-	-	-	-	-	-	-	-	-	-	-
A.28 Residual portfolio divided in 400 securities	3,217	-6	533	-5	23	-	-	-	-	-	-	-
Total	7,946	-3	620	-5	23	-	-	-	-	-	-	-

Breakdown of exposures to securitisations by financial assets portfolio and by type

(in millions of euro)

	On-balance sheet exposures			Off-balance sheet exposures		
	Senior	Mezzanine	Junior	Senior	Mezzanine	Junior
Financial assets held for trading	6,504	433	10	-	-	-
Financial assets measured at fair value	-	-	-	-	-	-
Financial assets available for sale	670	584	59	-	-	-
Investments held to maturity	-	-	-	-	-	-
Loans (*)	799	18	75	50	-	-
Total	7,973	1,035	144	50	-	-

(*) This caption includes off-balance sheet exposures referred to "Guarantees given" and "Credit lines".

Total amount of securitised assets underlying junior securities or other forms of credit

(in millions of euro)

	Traditional securitisations	Synthetic securitisations
A. Originated underlying assets	772	-
A.1 Fully derecognised	772	X
1. Doubtful loans	198	X
2. Other non-performing assets	-	X
3. Other performing assets	574	X
A.2 Partly derecognised	-	X
1. Doubtful loans	-	X
2. Other non-performing assets	-	X
3. Other performing assets	-	X
A.3 Not derecognised	-	-
1. Doubtful loans	-	-
2. Other non-performing assets	-	-
3. Other performing assets	-	-
B. Third party underlying assets	59	1,317
1. Doubtful loans	-	-
2. Other non-performing assets	-	-
3. Other performing assets	59	1,317

Equity stakes in special purpose vehicles

Name	Direct ownership	Registered office	% Stake
BWS Sociedad Titulizadora	Banco Wiese Sudameris	Lima	100.00%
Intesa Lease Sec	Banca Intesa	Milano	60.00%
Intesa Sec	Banca Intesa	Milano	60.00%
Intesa Sec 2	Banca Intesa	Milano	60.00%
Intesa Sec Npl	Banca Intesa	Milano	60.00%
Intesa Sec Npl 2	Banca Intesa	Milano	60.00%
Augusto	Banca Intesa	Milano	5.00%
Colombo	Banca Intesa	Milano	5.00%
Diocleziano	Banca Intesa	Milano	5.00%

Servicer activities – repayments on securitised loans and reimbursements of securities issued by special purpose vehicles

Servicer	Special purpose vehicles	Securitised assets		Collections of loans	Percentage of reimbursed securities (period-end figure)		
		Type	Period-end figure	(in millions of euro)	Senior	Mezzanine	Junior
Banco Wiese Sudameris	BWS Sociedad Titulizadora BWS1	Various assets	27	69	44.6	-	-
Banco Wiese Sudameris	BWS Sociedad Titulizadora BWS2	Various assets	4	-	20.8	-	-
Intesa	Intesa Sec	Performing mortgages	107	61	100.0	48.8	-
Intesa	Intesa Sec 2	Performing residential mortgages	1,174	341	100.0	28.6	-
Intesa Gestione Crediti	Intesa Sec Npl	Non-performing mortgages	198	77	100.0	17.3	-
Intesa Leasing	Intesa Lease Sec	Performing leasing contracts	1,251	583	52.0	-	-
Total			2,761	1,131			

Group's special purpose vehicles
Intesa Sec
Securitisation of performing mortgages

(in millions of euro)

A. Securitised assets			107
A.1 loans		105	
- loans outstanding	103		
- past due loans	2		
A.2 securities		-	
A.3 other assets		2	
- accrued income on IRS	1		
- other loans	1		
B. Investments of the funds collected from loan management			29
B.1 debt securities		-	
B.2 equities		-	
B.3 liquidity		29	
C. Securities issued			128
C.1 class A1		-	
C.2 class A2		108	
C.3 class B		12	
C.4 class C		8	
D. Financing received			-
E. Other liabilities			6
E.1 due to Parent Company		2	
E.2 accrued expenses - interest on securities issued		2	
E.3 accrued expenses on IRS		2	
F. Interest expense on securities issued			4
G. Commissions and fees			1
G.1 servicing		1	
G.2 other services		-	
H. Other expenses			6
H.1 interest expense		5	
H.2 provisions to the allowance for "additional return"		1	
I. Interest income on securitised assets			6
L. Other revenues			4
L.1 interest income		4	

Intesa Sec Npl

Securitisation of non-performing mortgages

(in millions of euro)

A. Securitised assets			198
A.1 loans		189	
- loans outstanding	37		
- past due loans	152		
A.2 securities		-	
A.3 other assets		9	
- cap premium paid	8		
- other loans	1		
B. Investments of the funds collected from loan management			33
B.1 debt securities		-	
B.2 equities		-	
B.3 liquidity		33	
C. Securities issued			215
C.1 class A		-	
C.2 class B		36	
C.3 class C		20	
C.4 class D		118	
C.5 class E		41	
D. Financing received			2
E. Other liabilities			78
E.1 amounts due for services rendered		4	
E.2 accrued expenses – interest on securities issued		70	
E.3 other accrued expenses		2	
E.4 floor option premium		2	
F. Interest expense on securities issued			18
G. Commissions and fees			4
G.1 servicing		4	
G.2 other services		-	
H. Other expenses			29
H.1 interest expense		7	
H.2 other expenses		5	
H.3 losses on overdue interest		8	
H.4 losses on loans		5	
H.5 forecasted losses on loans		4	
I. Interest income on securitised assets			15
L. Other revenues			61
L.1 interest income		1	
L.2 recovery of legal expenses		1	
L.3 write-backs		59	

Intesa Sec 2
Securitisation of performing residential mortgages

(in millions of euro)

A. Securitised assets			1,174
A.1 loans		1,119	
- loans outstanding	1,096		
- past due loans	23		
A.2 securities		-	
A.3 other assets		55	
- accrued income on IRS	4		
- suspended items for DPP	47		
- tax credits	4		
B. Investments of the funds collected from loan management			125
B.1 debt securities		-	
B.2 equities		-	
B.3 liquidity		125	
C. Securities issued			1,187
C.1 class A1		-	
C.2 class A2		1,085	
C.3 class B		41	
C.4 class C		61	
D. Financing received			19
E. Other liabilities			67
E.1 due to Parent Company		10	
E.2 other DPP liabilities		47	
E.3 accrued expenses – interest on securities issued		3	
E.4 accrued expenses on IRS		7	
F. Interest expense on securities issued			34
G. Commissions and fees			2
G.1 servicing		2	
G.2 other services		-	
H. Other expenses			85
H.1 interest expense		63	
H.2 provisions for DPP payment		22	
I. Interest income on securitised assets			68
L. Other revenues			52
L.1 interest income		50	
L.2 revenues from penalties for advanced extinguishment and other		2	

Intesa Lease Sec
Securitisation of performing loans arising from leasing contracts

(in millions of euro)

A. Securitised assets			1,251
A.1 loans		1,251	
- principal	1,200		
- credits for invoiced leasing instalments	51		
A.2 securities		-	
A.3 other assets		-	
B. Investments of the funds collected from loan management			78
B.1 debt securities		16	
B.2 equities		-	
B.3 liquidity		62	
C. Securities issued			1,301
C.1 class A1		180	
C.2 class A2		350	
C.3 class A3		665	
C.4 class B		84	
C.5 class C		22	
D. Financing received			-
E. Other liabilities			31
E.1 other accrued expenses and deferred income		4	
E.2 allowance for "additional return"		27	
F. Interest expense on securities issued			36
G. Commissions and fees			2
G.1 servicing		2	
G.2 other services		-	
H. Other expenses			66
H.1 interest expense		34	
H.2 other expenses		3	
H.3 losses on loans		1	
H.4 forecasted losses on loans		2	
H.5 "additional return"		26	
I. Interest income on securitised assets			69
L. Other revenues			31
L.1 interest income		30	
L.2 value recoveries		1	

Wiese Sudameris Sociedad Titulizadora S.A.
Securitisation of various assets Banco Wiese Sudameris 1

(in millions of euro)

A. Securitised assets			27
A.1 loans		24	
A.2 securities		-	
A.3 other assets		3	
- real estate	3		
B. Investments of the funds collected from loan management			1
B.1 debt securities		-	
B.2 equities		-	
B.3 other assets		1	
C. Securities issued			565
D. Financing received			-
E. Other liabilities			1
E.1 other liabilities		1	
F. Interest expense on securities issued			14
G. Commissions and fees			-
G.1 servicing		-	
G.2 other services		-	
H. Other expenses			398
H.1 adjustments to loans		234	
H.2 extraordinary charges		84	
H.3 other expenses from securitised assets		58	
H.4 foreign exchange differences		22	
I. Interest income on securitised assets			199
L. Other revenues			198
L.1 extraordinary income		140	
L.2 other income from securitised assets		58	

Wiese Sudameris Sociedad Titulizadora S.A.
Securitisation of various assets Banco Wiese Sudameris 2

(in millions of euro)

A. Securitised assets			4
A.1 loans		2	
A.2 securities		-	
A.3 other assets		2	
- real estate	2		
B. Investments of the funds collected from loan management			1
B.1 debt securities		-	
B.2 equities		-	
B.3 cash and due from banks		1	
C. Securities issued			286
D. Financing received			-
E. Other liabilities			1
E.1 other liabilities		1	
F. Interest expense on securities issued			-
G. Commissions and fees			-
G.1 servicing		-	
G.2 other services		-	
H. Other expenses			134
H.1 adjustments to loans		117	
H.2 extraordinary charges		4	
H.3 foreign exchange differences		8	
H.4 other expenses from securitised assets		5	
I. Interest income on securitised assets			106
L. Other revenues			15
L.1 extraordinary income		11	
L.2 other income from securitised assets		4	

Sales

Financial assets sold not derecognised
The sole financial assets sold not derecognised referred to securities relative to repurchase agreements, as shown in table 2.1. Financial assets held for trading.

Financial liabilities associated to financial assets sold not derecognised
The sole financial liabilities associated to financial assets sold not derecognised referred to repurchase agreements, as shown in tables 1.1 Due to banks and 2.1 Due to customers.

MARKET RISKS

QUALITATIVE INFORMATION

The activities for the quantification of trading risks are based on daily and period estimates of sensitivity of the trading portfolios to adverse market movements relatively to the following risk factors:

- interest rates;
- equity and market indexes;
- investment funds;
- foreign exchange rates;
- implied volatilities;
- spreads in Credit Default Swaps;
- spreads in issued bonds.

Internal model validation

For certain of the abovementioned risk factors, the Supervisory authority validated the internal models for the regulatory measurement of capital absorption of both Banca Intesa (2001) and Banca Caboto (2003). In 2004 the model related to Banca Intesa's credit derivatives (credit default swaps) was also validated. For the purpose of backtesting the model Value at Risk (VaR) is periodically compared with the daily profit and loss results actually realised by the trading desks, net of the opportune adjustments relative to commissions, funding cost, intraday trading, collected coupons, changes in issuer spread, foreign exchange effects.

Capital at risk

The analysis of market risk profiles relative to the trading book and the banking book avails itself of various quantitative indicators and VaR is the most important. Since VaR is a synthetic indicator which does not fully identify all types of potential loss, risk management has been enriched with other measures, in particular simulation measures of capital at risk for the quantification of risks from illiquid parameters, stress tests, sensitivity and risk level measurements for a more complete and detailed management of exposures.

The paragraphs below provide the estimates and evolution of capital at risk, defined as the sum of VaR and of simulation on illiquid parameters, for the trading book of Banca Intesa and Banca Caboto (also comprehensive of items available for sale which are not attributable to equity stakes; these two entities represent the prevailing portion of the Group's market risks. For the purposes of the quantification of Banca Intesa's capital at risk to date the spread VaR estimates relative to bond issuer risk are still not available, while they are already included in the quantification for Banca Caboto; also estimated VaR relative to the collateralised debt obligations (cdo) portfolio currently undergoing integration are excluded.

Value at Risk

VaR represents the main element in the estimate of capital at risk for its characteristics of:

- consistency and transparency (functional relation between risk and volatility of profits/losses) of risk indicators among the various business lines;
- possibility of separating risk in its elementary components (risk un-bundling);
- consistency with external performance measurement systems;
- consistency with the entire structure of limits (portfolio, desk, strategy and product);
- completeness in the capacity of seizing options and non-linear risks.

VaR estimates are calculated daily based on simulations of historical time-series, a 99% confidence level and one-working day holding period; delta-gamma-vega VaR is also calculated for the structured equity positions of Banca Caboto's London branch.

Historical VaR simulation consists in a full-revaluation methodology of all the trading contracts based on the historical returns of the risk variables actually realised in the past. The full-revaluation methodology enables to include in VaR estimates both the linear and non-linear (option) components of evolution of profits/losses in financial contracts. The scenarios applied in the simulation are generated on annual time-series of daily returns; for the purpose of ensuring a greater fit between the dynamics of VaR and the most recent variability of risk factors, historical scenarios are weighted with an exponential formula adopting a decay factor.

Delta-gamma-vega (DGV VaR) consists in a parametric methodology, that is capable of approximating the full-revaluation of a financial instrument on the basis of certain synthetic parameters represented by sensitivity measures, including option greeks (delta, gamma, vega and rho), and volatilities and correlations estimated on half-yearly historical time-series weighted with an exponential decay factor.

Illiquid risk simulations

The nature of certain trading products, such as alternative investments and pay-off of certain derivative products and certain indexations which require the application of illiquid and difficult to obtain risk factors (typically correlations and inflation estimates), makes them unsuitable for the application of VaR methodologies as for certain captions in the trading book. For the purpose of completing capital at risk estimates the following alternative measurements are identified:

- "non correlated simulation" is a calculation methodology which is applied to the exposures of Banca Intesa's alternative investment portfolio, exposures to quanto derivatives and to Banca Caboto's structured equity book. It is based on the statistical estimate of the volatility of risk factors without including diversification effects, for a more prudent vision of capital at risk. The results of risk simulations are used solely for management purposes as concerns alternative investments – which absorb shareholders' equity for supervisory purposes through the application of the standard method - while for Banca Caboto they are considered for regulatory purposes as concerns correlation risks;
- "correlated simulation" is a calculation methodology which is applied to exposures in inflation-linked bonds and derivatives; it includes diversification effects between exposures to various risk factors.

Stress tests

Stress tests measure the value changes of instruments or portfolios due to changes in risk factors of unexpected intensity and correlation, or extreme events, as well as changes representative of expectations on the future evolution of market variables. Stress tests are applied weekly to market risk exposures, typically adopting scenarios based on historical trends recorded by risk factors, for the purpose of identifying past worst case scenarios, or defining variation grids of risk factors to highlight the direction and non-linearity of trading strategies.

Sensitivity and greeks

Sensitivity measures make risk profiling more accurate, especially in presence of option components. These measure the risk attributable to a change in the value of a financial position to predefined changes in valuation parameters such as, among others, a one basis point increase in interest rates.

Level measures

Level measures are risk indicators which are based on the assumption of a direct relationship between the size of a financial position and the risk profile. These are used to monitor issuer/sector/Country risk exposures for concentration analysis, through the identification of notional value, market value or conversion of the position in one or more benchmark instruments (so-called equivalent position).

Trading activity

Trading and management activity of exposure to market risks is carried out at the trading desks of Banca Intesa and Banca Caboto and is organised mainly in two areas: i) the Finance and Treasury Department for treasury activities, funding through the issue of own securities, and proprietary trading, and ii) the Capital Markets Department which, through Banca Caboto, deals in the equity, bond and derivatives secondary market, and structures derivative strategies and products for customers.

Banca Intesa

Market risks deriving from the trading activity of the Finance and Treasury Department are managed by the trading desks of Milano, London, New York and Hong Kong.

Interest rate risk from treasury activities derive from market making activities on money market products and related derivatives, also ensuring the Group's integrated liquidity management in local and foreign currency and taking part in auctions of Government bonds (Italian and European). The activities are divided by product (bonds, repo and money market) and market (Euro Zone, non-Euro, emerging markets), managing the open interest rate risk position via derivatives listed on regulated markets and interest rate swaps.

Interest rate risks from strategic finance activity are important for the definition of funding requirements in euro and foreign currency, as well as for the structuring of issues on the international and domestic markets managing the related hedges essentially with derivatives listed on regulated markets, cash securities and swaps. Purchases and sales of own securities on the secondary market are also managed within this activity.

Equity risks from proprietary trading are managed with both directional and relative value strategies mainly on shares, indexes and derivatives of Italian and European markets, as well as with volatility trading activities (options and variance swaps) and transactions on dividends.

Interest rate and credit risks from proprietary trading are managed with trading strategies in bonds (corporate, financial and Government issuers), derivatives listed on regulated markets, interest rate swaps and hedging credit derivatives.

Foreign exchange risks essentially stemmed from positions in securities and swaps denominated in local currency.

Price risks on alternative investments are managed as part of the investment in hedge funds.

Credit risks from trading in credit derivatives, with protection purchases and sales, are managed via index and single name credit default swaps (cds), synthetic collateralised debt obligations (cdo).

Banca Intesa's market risk profile also includes other residual and/or strategic portfolios, whose nature depends on i) the need to allocate the captions from restructuring processes, to ensure greater separation and transparency in the allocation of certain income components, and ii) strategic business opportunities.

Banca Caboto

The dealing rooms of Milano and London manage market risks at Banca Caboto.

Equity risks stem from dealing with customers in equities and quoted derivatives, managing market opportunities deriving from relative values and market events. Greater complexity stems from structuring activities and structured products risk management, which uses dynamic hedging with cash and listed derivatives.

Credit risks are managed with primary and secondary market activities on bond markets (mature and emerging economies) negotiating in particular corporate and financial issues mainly in the Euro Zone and managing the risk profile essentially with derivatives listed on regulated markets and credit derivatives.

Interest rate risk is instead concentrated in the area of euro interest rates. It stems from i) the risks from financial markets trading activities driven by the products distributed by the Parent Company to customers, as well as ii) from both directional and option strategies on the interest rate and volatility markets. Risk management uses dynamic hedging on OTC derivatives markets to manage volatility risks and interest rate risks, as well as listed derivatives to optimise interest rate risk strategies.

Banking book: general aspects

The interest rate risk of the banking book is monitored through two complementary approaches: the sensitivity of present value to parallel shifts in the term structure of interest rates and the sensitivity of interest margin to parallel shifts in the term structure of interest rates. In both cases monthly measures are used which photograph all asset and liability captions with assumptions of no changes in volumes in the monitored instruments; among the assumptions used, in the estimate of sensitivity it is presumed that core deposits have a duration of zero. In addition to parallel shifts in yield curves, alternative scenarios are also considered such as inversion, flattening and changes in the inclination of the yield curve.

As concerns internal processes for interest rate risk management and control, the Finance and Treasury Department is responsible for the management of structural interest rate risk generated by the business units which is allocated to it via an internal transfer rates mechanism; the Risk Management Department carries out monitoring of management activities, submitting quantitative evidences to the attention to the Group's Financial Risks Committee.

Risk hedging activity

Activities which are hedged from interest rate risk refer mainly to the components of investments and funding with original medium- and long-term maturity. Hedging activities are recorded using hedge accounting in two ways.

The first way refers to the coverage of fixed rate or structured bond issues via fair value hedges of bonds. The Risk Management Department measures effectiveness of structural interest rate risk hedges generated by bond issues for the purpose of hedge accounting in the respect of international accounting principles. Complementary to the verification of hedge effectiveness is the verification of the conditions which make hedge accounting applicable, with particular reference to the indication of hedged risks and the identification and documentation of hedging relationship (hedging card), specifying the means of verification of hedge effectiveness. Effectiveness is assessed through prospective tests at the activation of the hedge, followed by quarterly prospective and retrospective tests over the entire period of the hedge. The prospective test occurs by comparing sensitivity to interest rate changes, expressed as changes in the fair value due to a parallel shift in the term structure of interest rates equal to 1 basis point. During the existence of the hedging relationship the prospective test represents a useful warning of potential future ineffectiveness therefore suggesting the opportune changes in the hedging relationship. Retrospective tests compare the changes in fair value between hedged item and hedging instrument cumulated from the beginning of the period and recalculated at every date set out for effectiveness tests. Changes in fair value are calculated net of repurchases of issued bonds, necessary to ensure liquidity in the secondary market of such securities. Effectiveness tests are ratios of monetary values, therefore small changes in the numerator or the denominator may generate values outside the permitted interval; since the spirit of the rule is the assessment of substantial hedge effectiveness, if ineffectiveness is caused by a technical problem the Risk Management Department ascertains that substantial effectiveness is maintained, for example by testing that the value change in the portfolio made up of the hedged item and its hedge does not exceed a predetermined minimum threshold.

The second means of registration in the financial statements refers to the coverage of the remaining captions in the medium- and long term banking book (investments and funding not represented by fixed rate or structured securities). For such captions hedging has the purpose of stabilising interest flow on variable rate funding to the extent that the latter finances fixed rate investments. According to the cash flow hedge methodology, the item being hedged is a flow of future net interest flows to be paid or collected grouped by time buckets.

In addition to the above even the portfolios subject to cash flow hedging are monitored by the Risk Management Department which performs effectiveness tests. Hedge effectiveness requires the verification that the cash flows from hedging instruments do not exceed those of the hedged item. Such verifications are carried out at inception of the hedging relationship and subsequently quarterly over the entire period of the hedge.

QUANTITATIVE INFORMATION ON THE TRADING BOOK

Breakdown of capital at risk

Quantitative information indicated hereafter refers to the trading book subject to market risks.

In the following paragraphs the market CaR is estimated by summing up VaR and simulations on illiquid parameters for the trading books of Banca Intesa and Banca Caboto; the Group's market risk is concentrated mainly in the books of these two entities.

Evolution of capital at risk

In the fourth quarter of 2005 market risks originated by Banca Intesa and Banca Caboto showed an upward trend which led capital at risk for the period to 33.6 million euro (average for the fourth quarter of 2005), up from the figure of the end of 2004 of 15.4 million euro

(average for the fourth quarter of 2004). Risk exposure was measured summing up historical VaR (99% confidence level and one-working day holding period), DGV VaR of structured equity portfolios of Banca Caboto in London (99% confidence level and one-working day holding period), and risk simulations of the alternative investments portfolio and of illiquid parameters (correlation and inflation).

Daily capital at risk (CaR) of the trading portfolio for Banca Intesa and Banca Caboto [a]

(millions of euro)

	average 4th quarter	minimum 4th quarter	maximum 4th quarter	average 3rd quarter	average 2nd quarter	average 1st quarter
Banca Intesa	30.6	26.1	35.8	29.7	18.8	14.5
Banca Caboto	3.0	2.3	4.1	2.3	2.1	2.3
Intesa and Caboto	33.6	29.1	39.0	32.0	20.9	16.8

[a] The table sets out on every line past estimates of daily capital at risk calculated on the quarterly historical time-series respectively of Banca Intesa and Banca Caboto, the estimate of minimum and maximum values for Intesa and Caboto is calculated using aggregate historical time-series and therefore does not correspond to the sum of the individual values in the columns.

Daily capital at risk (CaR) of the trading portfolio for Banca Intesa and Banca Caboto [a]

(in millions of euro)

	2005				2004		
	average	**minimum**	**maximum**	**last day**	**average**	**minimum**	**maximum**
Banca Intesa	23.2	9.9	35.8	33.7	15.9	10.0	20.4
Banca Caboto	2.4	1.6	4.1	2.9	2.4	1.6	4.3
Intesa and Caboto	25.6	11.5	39.0	36.6	18.3	11.9	23.4

[a] The table sets out on every line past estimates of daily capital at risk calculated on the quarterly historical time-series respectively of Banca Intesa and Banca Caboto, the estimate of minimum and maximum values for Intesa and Caboto is calculated using aggregate historical time-series and therefore does not correspond to the sum of the individual values in the columns.

Capital absorption for capital at risk estimated by the internal model for market risks for the Annual report 2005 refers to the average values of the fourth quarter. The analysis of breakdown of risk profile in the fourth quarter of 2005 with regard to the various factors showed the prevalence of equity risk for both Banca Intesa and Banca Caboto (68% and 46% of overall CaR, respectively).

Contribution of risk factors to overall CaR [a]

4th quarter 2005	Shares	Funds	Rates	Credit spread (*)	Foreign Exchange	Illiquid parameters
Banca Intesa	68%	12%	14%	5%	1%	-
Banca Caboto	46%	-	26%	12%	-	16%
Intesa and Caboto	65%	11%	15%	6%	1%	2%

[a] The table sets out on every line the contribution of risk factors considering 100% the overall capital at risk, calculated as the average of daily estimates in the fourth quarter broken down between Banca Intesa and Banca Caboto and indicating the distribution of overall capital at risk.

(*) Inclusive for Banca Intesa of spread VaR of trading CDS, except spread VaR of bonds.
Inclusive for Banca Caboto of spread VaR of cash CDS strategies.

Alternative investments

As concerns the alternative investments portfolio, the table below shows breakdown of exposures to highlight the degree of diversification of adopted strategies.

Contribution of strategies to portfolio breakdown [a]

	End of 2005	End of 2004
- Relative Value / Arbitrage	14%	17%
- Event Driven	17%	22%
- Multistrategy, Funds of Funds	14%	3%
- Credit / Emerging	7%	9%
- Directional	11%	11%
- Equity Hedge / long-short	37%	38%
Total alternative investments	100%	100%

[a] The table sets out on every line the percentage of total cash exposures calculated on amounts at period-end.

Issuer risk

Issuer risk in the trading portfolio is analysed in terms of marking to market, by aggregating exposures by rating classes and is monitored using a system of operating limits based on both rating classes and concentration indexes. Banca Caboto has already developed the estimates of spread VaR on bonds which permits the analysis in terms of capital at risk of the basis risk between bond and credit default swap markets (cash -cds basis); such methodology is currently being extended to the portfolios of Banca Intesa's Finance and Treasury Department.

Breakdown of exposures by type of issuer for Banca Intesa and Banca Caboto [a]

	Total	of which				
		Corporate	Financial	Emerging	Covered	Securitis.
Banca Intesa	97%	13%	20%	9%	14%	44%
Banca Caboto	3%	6%	69%	3%	-	22%
Intesa and Caboto	100%	12%	23%	9%	13%	43%

[a] The table sets out in the Total column the contribution of Banca Intesa and Banca Caboto to issuer risk exposures. The other columns indicate percentage breakdown of issuer risk exposures.

Period-end percentage on area total, excluding Government bonds, own bonds and net of hedging cds

The breakdown by rating of the trading portfolio highlighted a net prevalence of issuers classified as investment grade.

Breakdown of exposures by rating class for Banca Intesa and Banca Caboto [a]

	Corporate		Financial		Emerging	
	Investment grade	Speculative grade	Investment grade	Speculative grade	Investment grade	Speculative grade
Banca Intesa	90%	10%	95%	5%	79%	21%
Banca Caboto	29%	71%	95%	5%	35%	65%
Intesa and Caboto	87%	13%	95%	5%	78%	22%

[a] The table sets out for every area (corporate, financial and emerging) breakdown in investment grade and speculative grade of issuer risk exposures Banca Intesa and Banca Caboto as well as for overall issuer risk.

Period-end percentage on area total excluding Government bonds, own bonds, exposures in covered bonds and securitisations, net of hedging cds.

Credit derivatives

For Banca Intesa credit default swaps (cds) in the trading book highlighted in the fourth quarter an average VaR equal to 1.6 million euro. Breakdown of the portfolio confirmed an appreciable diversification with significant weight of European and US corporate indexes. Trading in cred it derivatives also included activities in collateralised debt obligations (cdo) concentrated in the trading book and, in terms of notional, was mainly made up of synthetic senior and supersenior positions (with AAA rating).

Changes in capital at risk

The increase in capital at risk which occurred in 2005 clearly emerges from the following graph and was especially due to the exposure to equity risk of Banca Intesa: in particular the introduction of the new IAS perimeter for trading activities, adopted for supervisory purposes with the Consolidated report as at 30th June 2005, led to the inclusion of equity investments which previously were not measured at fair value in the estimates of market VaR. Banca Intesa's interest rate component was stable on averag e for the entire period. Banca Caboto's risk profile also increased in particular for relative value strategies on the equity market; instead interest rate risk decreased with respect to the values at the beginning of 2005.

Evolution of market risks - daily capital at risk


Million euro
40
35
30
25
20
15
10
5
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Banca Intesa + Banca Caboto
Banca Intesa only

Operating limits

The structure of limits reflects the risk level deemed to be acceptable with reference to single business areas consistently with operating and strategic guidelines defined by top management. The attribution and control of limits at the various hierarchical levels im plies the assignment of delegated powers to the heads of business areas, aimed at achieving the best trade -off between a controlled risk environment and the need for operating flexibility. The actual functioning of the limit system and of delegated powers is based on the following basic concepts of hierarchy and interaction.

The application of such principles led to the definition of a structure of limits in which the distinction between first level and second level limits is particularly important:

- first level limits: are defined by the Risk Management Department together with the heads of operating Departments, for which the verification of congruity and the subsequent approval of Board of Directors are necessary, examples are capital at risk limits and to tal exposure limits for operations subject to issuer risk;
- second level limits: have the objective of controlling operations of the various desks on the basis of differentiated measures based on the specific characteristics of traded instruments and operating strategies, such as sensitivity, greeks and equivalent exposures.

The use of operating limits of capital at risk in Banca Intesa, in the component sub -allocated to organisational units, was on average equal to 49.8% in 2005, with a maximum use of 69.7 %; in Banca Caboto average totalled 31.4%, with a maximum use of 61.1%.

Backtesting

The effectiveness of the VaR calculation methods must be monitored daily via backtesting which, as concerns regulatory backtesting, compares:

- the daily estimates of value at risk (represented by the line in the following graph);
- the daily profits/losses based on backtesting which are determined using actual daily profits and losses achieved by individual desks, net of components which are not considered in backtesting such as commissions and intraday activities.

Backtesting enables to verify the model's capability of correctly seizing, from a statistical viewpoint, the variability in the daily valuation of trading positions, covering an observation period of one year (approximately 250 estimates). Any critical situations relative to the adequacy of the internal model are represented by situations in which daily profits/losses based on backtesting highlight in the year of observation more than three occasions in which the daily loss is higher than the value at risk estimate.

Backtesting in Banca Intesa

Banca Intesa's regulatory backtesting, set out in the following graph, does not present any critical situations. Critical situations occur if daily profits and losses from back testing prove to be higher than the VaR estimate in more than three occasions in the observation period.


Million euro
30
20
10
0
-10
-20
-30
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Daily profits/losses from backtesting
Daily value at risk

Backtesting in Banca Caboto

Banca Caboto's regulatory backtesting, set out in the following graph, does not present any critical situations.


Million euro
3
2
1
0
-1
-2
-3
-4
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Daily profits/losses from backtesting
Daily value at risk

QUANTITATIVE INFORMATION ON THE BANKING BOOK

Sensitivity analysis

As regards Banca Intesa's banking book, the sensitivity of interest margin over 12 months to considerable changes in interest rates (+/- 100 basis points) was limited, as shown by the following table.

(in millions of euro)

	On-balance sheet		Off-balance sheet		Total sensitivity	% sensitivity
	on demand	maturity	hedging	trading		
+100 basis points	-59.8	274.6	-120.2	48.5	143.1	4.57%
-100 basis points	84.6	-274.6	120.2	-48.5	-118.3	-3.78%

Also breakdown of capital by repricing dates highlights the practical elimina tion of interest rate risks.

Figures referred to interest rate risk on Banca Intesa's banking book represented approximately 75% of exposures referred to the entire Gruppo Intesa.

Capital profile by repricing dates



Million euro
50
40
30
20
10
0
-10
-20
-30
-40
-50
on demand
1 month
2 months
3 months
6 months
1 year
2 years
3 years
5 years
7 years
10 years
15 years
20 years
30 years
over
no sensitivity
Cash Positions
Hedging derivatives
Total gap in the banking book

The analysis of the medium- and long-term subset, broken down by time buc kets, confirms the effectiveness of the hedging policy adopted to cover interest rate risk generated by commercial banking activities.

Medium-long term sensitivity (+ 1 basis point)



Million euro
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
1 month
2 months
3 months
6 months
1 year
2 years
3 years
5 years
7 years
10 years
12 years
15 years
20 years
25 years
30 years
Off-balance sheet
On-balance sheet
Total

(in millions of euro)

	In euro			Total medium- and long-term			Total sensitivity
	Assets	Liabilities	Off-balance sheet	Assets	Liabilities	Off-balance sheet	
1 month	-0.20	0.02	0.05	-0.20	0.03	0.04	-0.13
2 months	-0.01	0.07	0.02	-0.01	-0.07	0.01	0.07
3 months	-0.27	0.13	0.14	-0.27	0.15	0.12	[illegible]
6 months	-0.80	0.12	0.46	-0.80	0.12	0.45	-0.23
1 year	-0.14	0.20	-0.02	-0.14	0.21	-0.02	0.04
2 years	-0.33	0.75	-0.35	-0.33	0.75	-0.35	0.07
3 years	-0.45	1.85	-1.47	-0.46	1.85	-1.48	-0.08
5 years	-0.84	2.60	-1.81	-0.84	2.69	-1.90	-0.05
7 years	-0.69	0.99	-0.21	-0.69	1.04	-0.27	0.09
10 years	-0.89	2.23	-1.39	-0.89	2.25	-1.40	-0.04
15 years	-0.39	0.65	-0.52	-0.39	0.70	-0.57	-0.26
20 years	-0.25	0.48	-0.39	-0.25	0.48	-0.39	-0.16
25 years	-0.05	1.01	-0.81	-0.05	1.01	-0.81	0.16
30 years	-0.02	0.12	-0.12	-0.02	0.12	-0.12	-0.02

File No. 82-35020

QUANTITATIVE INFORMATION ON DERIVATIVES

Trading book: notional amounts at period-end

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	80,429	-	-	-	-	-	-	-	80,429
2. Interest rate swaps	-	654,336	-	-	-	-	-	-	-	654,336
3. Domestic currency swaps	-	-	-	-	-	727	-	-	-	727
4. Currency interest rate swaps	-	-	-	-	-	6,294	-	-	-	6,294
5. Basis swaps	-	66,655	-	-	-	-	-	-	-	66,655
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-
8. Futures	113,199	-	851	-	15	-	32	-	114,097	-
9. Caps	-	137,866	-	-	-	-	-	-	-	137,866
- Bought	-	63,342	-	-	-	-	-	-	-	63,342
- Issued	-	74,524	-	-	-	-	-	-	-	74,524
10. Floors	-	77,042	-	-	-	-	-	-	-	77,042
- Bought	-	31,169	-	-	-	-	-	-	-	31,169
- Issued	-	45,873	-	-	-	-	-	-	-	45,873
11. Other options	15,451	77,449	3,561	11,904	-	3,192	-	-	19,012	92,545
- Bought	13,285	28,555	1,774	7,320	-	1,449	-	-	15,059	37,324
Plain vanilla	13,285	28,555	1,774	7,285	-	1,095	-	-	15,059	36,935
Exotic	-	-	-	35	-	354	-	-	-	389
- Issued	2,166	48,894	1,787	4,584	-	1,743	-	-	3,953	55,221
Plain vanilla	2,166	48,894	1,787	4,533	-	1,516	-	-	3,953	54,943
Exotic	-	-	-	51	-	227	-	-	-	278
12. Forward contracts	1,640	6,156	2	112	-	49,254	-	-	1,642	55,522
- Purchases	797	2,527	1	41	-	17,240	-	-	798	19,808
- Sales	843	3,629	1	71	-	17,402	-	-	844	21,102
- Currency against currency	-	-	-	-	-	14,612	-	-	-	14,612
13. Other derivatives	-	1,230	-	-	-	42	-	2	-	1,274
Total	130,290	1,101,163	4,414	12,016	15	58,509	32	2	134,751	1,172,690

Banking book: notional amounts at period-end
Hedging

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	32,232	-	-	-	-	-	-	-	32,232
3. Domestic currency swaps	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	984	-	-	-	984
5. Basis swaps	-	2,179	-	-	-	-	-	-	-	2,179
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-
9. Caps	-	60	-	-	-	-	-	-	-	60
- Bought	-	60	-	-	-	-	-	-	-	60
- Issued	-	-	-	-	-	-	-	-	-	-
10. Floors	-	655	-	-	-	-	-	-	-	655
- Bought	-	501	-	-	-	-	-	-	-	501
- Issued	-	154	-	-	-	-	-	-	-	154
11. Other options	-	50	-	2,330	-	7	-	-	-	2,387
- Bought	-	-	-	2,134	-	-	-	-	-	2,134
Plain vanilla	-	-	-	2,134	-	-	-	-	-	2,134
Exotic	-	-	-	-	-	-	-	-	-	-
- Issued	-	50	-	196	-	7	-	-	-	253
Plain vanilla	-	50	-	196	-	7	-	-	-	253
Exotic	-	-	-	-	-	-	-	-	-	-
12. Forward contracts	-	-	-	-	-	22	-	-	-	22
- Purchases	-	-	-	-	-	22	-	-	-	22
- Sales	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-
13. Other derivatives	-	-	-	-	-	-	-	-	-	-
Total	-	35,176	-	2,330	-	1,013	-	-	-	38,519

Other derivatives

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	43	-	-	-	-	-	-	-	43
3. Domestic currency swaps	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	16	-	-	-	16
5. Basis swaps	-	3,386	-	-	-	-	-	-	-	3,386
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-
9. Caps	-	163	-	-	-	-	-	-	-	163
- Bought	-	149	-	-	-	-	-	-	-	149
- Issued	-	14	-	-	-	-	-	-	-	14
10. Floors	-	8,703	-	-	-	-	-	-	-	8,703
- Bought	-	92	-	-	-	-	-	-	-	92
- Issued	-	8,611	-	-	-	-	-	-	-	8,611
11. Other options	-	786	-	8,095	-	99	-	-	-	8,980
- Bought	-	246	-	166	-	-	-	-	-	511
Plain vanilla	-	246	-	166	-	-	-	-	-	511
Exotic	-	-	-	-	-	-	-	-	-	-
- Issued	-	540	-	7,929	-	99	-	-	-	8,469
Plain vanilla	-	540	-	7,929	-	99	-	-	-	8,469
Exotic	-	-	-	-	-	-	-	-	-	-
12. Forward contracts	-	-	-	-	-	-	-	-	-	-
- Purchases	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-
13. Other derivatives	-	-	-	-	-	151	-	-	-	151
Total	-	13,081	-	8,095	-	266	-	-	-	21,442

The previous tables show nominal amounts of derivatives recorded separately from the combined financial instruments. Such derivatives in the financial statements are classified under assets/liabilities held for trading.

Financial derivatives: purchase and sale of underlying assets

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
A. Trading book for supervisory purposes	130,290	1,034,508	4,414	12,016	15	59,509	32	2	134,751	1,106,035
1. Operations with exchange of underlying asset	5,332	6,464	1,339	599	15	57,560	32	-	6,718	64,623
- Purchases	2,472	2,570	505	199	9	24,009	1	-	2,987	26,778
- Sales	2,860	3,058	834	400	6	18,636	31	-	3,731	22,094
- Currency against currency	-	836	-	-	-	14,915	-	-	-	15,751
2. Operations without exchange of underlying asset	124,958	1,028,044	3,075	11,417	-	1,949	-	2	128,033	1,041,412
- Purchases	54,761	507,189	1,696	6,941	-	804	-	1	56,457	514,935
- Sales	70,197	520,855	1,379	4,476	-	770	-	1	71,576	526,102
- Currency against currency	-	-	-	-	-	375	-	-	-	375
B. Banking book	-	42,692	-	10,425	-	1,279	-	-	-	54,396
B.1 Hedging	-	32,997	-	2,330	-	1,013	-	-	-	36,340
1. Operations with exchange of underlying asset	-	-	-	-	-	445	-	-	-	445
- Purchases	-	-	-	-	-	166	-	-	-	166
- Sales	-	-	-	-	-	50	-	-	-	50
- Currency against currency	-	-	-	-	-	229	-	-	-	229
2. Operations without exchange of underlying asset	-	32,997	-	2,330	-	568	-	-	-	35,895
- Purchases	-	18,675	-	2,103	-	64	-	-	-	20,842
- Sales	-	14,322	-	227	-	504	-	-	-	15,053
- Currency against currency	-	-	-	-	-	-	-	-	-	-
B.2 Other derivatives	-	9,695	-	8,095	-	266	-	-	-	18,056
1. Operations with exchange of underlying asset	-	-	-	-	-	16	-	-	-	16
- Purchases	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	16	-	-	-	16
2. Operations without exchange of underlying asset	-	9,695	-	8,095	-	250	-	-	-	18,040
- Purchases	-	335	-	192	-	189	-	-	-	716
- Sales	-	9,360	-	7,903	-	61	-	-	-	17,324
- Currency against currency	-	-	-	-	-	-	-	-	-	-

"Over the counter" financial derivatives: positive fair value – counterparty risk

(in millions of euro)

	Debt securities and interest rates			Equities and stock indexes			Foreign exchange rates and gold			Other values			Diverse underlying assets	
	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Net	Future exposure
A. Trading book for supervisory purposes														
A.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 public entities	12	-	2	-	-	-	-	-	-	-	-	-	-	-
A.3 banks	2,570	6,892	389	88	645	29	229	896	215	-	-	-	2,067	909
A.4 financial institutions	509	2,347	193	341	24	46	12	10	12	-	-	-	143	150
A.5 insurance companies	37		7	3		4	-		-	-	-	-	-	-
A.6 non-financial companies	466	12	112	-	-	-	31	-	29	-	-	-	6	1
A.7 other counterparties	33	-	9	1	-		21		7		-	-	-	-
Total	3,647	9,251	711	433	669	81	293	906	263	-			2,230	1,060
B. Banking book														
B.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 public entities	-	-	-	-			-	-	-	-	-	-	-	-
B.3 banks	151	612	22	-	-	-	14	19	13	-	-	-	42	47
B.4 financial institutions	23	137	2	-	-		-	-		-	-		-	-
B.5 insurance companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.6 non-financial companies	-	-	-					-	-	-	-	-	-	-
B.7 other counterparties	7	-	9	-	-	-	-	-	-	-	-	-	-	-
Total	181	949	33	-			14	19	13	-	-	-	42	47

"Over the counter" financial derivatives: negative fair value – financial risk

(in millions of euro)

	Debt securities and interest rates			Equities and stock indexes			Foreign exchange rates and gold			Other values			Diverse underlying assets	
	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Net	Future exposure
A. Trading book for supervisory purposes														
A.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 public entities	4	-	3	-	-	-	-	-	-	-	-	-	-	-
A.3 banks	2,533	7,279	178	159	739	68	225	998	119	-	-	-	1,839	580
A.4 financial institutions	584	1,851	140	30	40	26	21	3	11	-	-	-	195	55
A.5 insurance companies	135	-	-	1	-	1	-	-	-	-	-	-	-	-
A.6 non-financial companies	60	3	25	3	-	3	61	-	40	-	-	-	-	-
A.7 other counterparties	112	-	6	49	-	1	7	-	6	-	-	-	-	-
Total	3,428	9,133	352	242	779	99	314	1,001	176	-	-	-	2,034	645
B. Banking book														
B.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 banks	450	724	48	-	-	-	4	10	7	-	-	-	-	-
B.4 financial institutions	10	98	4	-	-	-	-	1	-	-	-	-	-	-
B.5 insurance companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.6 non-financial companies	12	-	-	-	-	-	-	-	-	-	-	-	-	-
B.7 other counterparties	1,092	-	21	564	-	3	22	-	-	-	-	-	-	-
Total	1,564	822	73	564		3	26	11	7			-	-	-

Credit derivatives: notional amounts

(in millions of euro)

	Trading book for supervisory purposes		Other operations	
	single counterparty notional amount	more counterparties notional amount	single counterparty notional amount	more counterparties notional amount
1. Protection purchases				
1.1 Physical settlement	22,387	10,776	6	-
Credit default swap	22,387	10,225	-	-
Credit default option	-	551	-	-
Credit linked notes	-	-	6	-
1.2 Cash settlement	687	4,249	309	1,766
Credit default swap	457	4,244	307	1,766
Credit linked notes	8	5	-	-
Total rate of return swap	222	-	2	-
Total	23,074	15,025	315	1,766
2. Protection sales				
2.1 Physical settlement	24,315	12,899	-	-
Credit default swap	24,265	12,699	-	-
Credit linked notes	50	200	-	-
2.2 Cash settlement	1,668	7,897	-	-
Credit default swap	1,105	7,681	-	-
Credit linked notes	41	216	-	-
Total rate of return swap	522	-	-	-
Total	25,983	20,796	-	-

Credit derivatives: positive fair value - counterparty risk

(in millions of euro)

	Notional amount	Positive fair value	Future exposure
A. Trading book for supervisory purposes	47,465	774	465
A.1 Protection purchases with	11,589	523	465
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	6,254	300	257
4. Financial institutions	5,133	222	207
5. Insurance companies	202	1	1
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
A.2 Protection sales with	35,876	251	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	26,513	164	-
4. Financial institutions	9,164	86	-
5. Insurance companies	85	1	-
6. Non-financial companies	114	-	-
7. Other counterparties	-	-	-
B. Banking book	1,769	2	-
B.1 Protection purchases with	1,769	2	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	2	-	-
4. Financial institutions	1,767	2	-
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
B.2 Protection sales with	-	-	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	-	-	-
4. Financial institutions	-	-	-
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
Total	49,234	776	465

Credit derivatives: negative fair value - financial risk

(in millions of euro)

	Notional amount	Negative fair value
Trading book for supervisory purposes		
1. Protection purchases with		
1.1 Governments and Central Banks	-	-
1.2 Other public entities	-	-
1.3 Banks	13,542	138
1.4 Financial institutions	11,200	106
1.5 Insurance companies	1,768	-
1.6 Non-financial companies	-	-
1.7 Other counterparties	-	-
Total	26,510	244

FOREIGN EXCHANGE RISK

QUALITATIVE INFORMATION

General aspects, foreign exchange risk management processes and measurement methods

Foreign exchange risk hedging activities

Structural foreign exchange risk is mitigated by the practice of raising funding in the same currency as assets concentrating as far as possible, foreign exchange risk exposures in the trading book where it is subject to daily VaR limits.

Management of foreign exchange risk relative to trading activities is inserted in the operating procedures and in the estimation methodologies of the internal model based on VaR calculations, as already illustrated above.

QUANTITATIVE INFORMATION

Breakdown by currency of assets and liabilities and derivatives

(in millions of euro)

	Currencies			
	US dollar	GB pound	Yen	Other currencies
ASSETS				
- Financial assets held for trading	10,350	1,937	2,187	1,866
- Financial assets available for sale	686	17	-	248
- Investments held to maturity	2	-	-	2,648
- Hedging derivatives	63	17	-	2
- Loans to customers	5,698	510	146	7,473
- Due from banks	3,637	276	654	2,602
Total	20,436	2,757	2,987	14,839
LIABILITIES				
- Due to banks	9,029	1,555	244	3,542
- Due to customers	5,022	678	372	7,905
- Securities issued	8,630	3,152	297	1,280
- Financial liabilities held for trading	1,297	164	41	486
- Hedging derivatives	10	3	-	4
Total	23,988	5,552	954	13,217
- Financial derivatives - net notional position	3,764	2,503	-2,105	-1,058
Imbalance	212	-292	-72	564

LIQUIDITY RISK

QUALITATIVE INFORMATION

Liquidity risk management processes and measurement methods

Liquidity risk is defined as the possibility that the entity is not capable of meeting its payment obligations due to its incapacity of raising new funds (funding liquidity risk), its incapacity of selling assets on the market (asset liquidity risk) to cover the imbalance to be financed or the fact that the entity may be forced to sustain very high costs to meet its commitments. Banca Intesa's liquidity policy is disciplined by two documents approved by the Board of Directors in November 2003 which set out the liquidity risk management policy and the contingency liquidity plan.

The Departments which are in charge of ensuring the correct application of liquidity policy are the Finance and Treasury Department, for liquidity management, and the Risk Management Department, for the certification and monitoring of indicators and limits. Banca Intesa directly manages its liquidity, coordinates liquidity management for the Group in all currencies, ensures the adoption of adequate control techniques and procedures and avails itself of the Liquidity Committee.

The monitoring of risk is based on two types of indicators: liquidity indexes subject to limits and crisis indexes subject to four alert thresholds, with emergency procedures in case of escalation and daily measurement. The first type includes maturity mismatching rules set forth by the Bank of Italy, balance sheet ratios, exposure measures on the interbank market, funding concentration ratios; the second type includes certain specific short-term indicators regarding the Bank (such as spreads on interbank investments), certain short-term systemic indicators, certain specific long-term indicators (such as spreads on Bank issues) and certain systemic long-term indicators (such as spreads on the industrial sector).

QUANTITATIVE INFORMATION

Assets and liabilities: breakdown by maturity

Weekly net exposure on the interbank market


Million euro
4 000
2 000
0
-2 000
-4 000
-6 000
-8 000
-10 000
-12 000
-14 000
Jan-05
Mar-05
Jun-05
Sep-05
Dec-05

The graph above shows the trend of net cumulated exposure for seven days on the interbank market. Average exposure in 2005 amounted to approximately 5.7 billion euro, and does not

present any particular trend in the period under observation. Such exposure is the combined effect of treasury activities in Milano and in the branches abroad.


Spreads in asset swaps of Banca Intesa benchmark issues
100
90
80
70
60
50
40
30
20
10
0
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
TIER 1
TIER 2
SENIOR

The graph which shows the trends recorded by spreads in basis points of Banca Intesa issues in 2005 testifies a decrease in the perception of the Bank's specific risk, particularly on Senior issues. In the second quarter of 2005, a higher volatility is observed at the time of international tensions on certain industrial sectors, related in particular to car manufacturers.

(in millions of euro)

	Specified maturity					Unspecified maturity	Total
	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years	Over 5 years		
ASSETS							
- Financial assets held for trading (except derivatives)	504	2,261	8,629	8,745	13,316	1,365	35,020
- Financial assets available for sale	64	159	328	1,177	677	1,974	4,379
- Investments held to maturity	-	589	13	1,158	1,048	2	2,810
- Loans to customers	26,205	17,904	22,492	52,829	45,813	4,235	169,478
- Due from banks	8,203	13,072	2,129	2,062	1,229	416	27,111
Total	34,976	33,985	33,791	65,971	62,083	7,992	238,798
LIABILITIES							
- Due to banks	12,964	12,734	2,120	1,818	2,130	5	31,771
- Due to customers	89,513	19,607	2,897	1,917	886	450	115,270
- Securities issued	685	11,790	7,616	35,019	17,207	3	72,320
- Financial liabilities held for trading (except derivatives)	-	33	374	1,857	1,383	172	3,819
Total	103,162	44,164	13,007	40,611	21,606	630	223,180

Values refer to the corresponding balance sheet captions, with the exception of derivatives included in financial assets/liabilities held for trading and hedging derivatives, which are instead recorded in the following table, at notional amount, as a combination of a cash asset and a cash liability for the same amount ("double entry method").

(in millions of euro)

	Specified maturity					Unspecified maturity	Total
	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years	Over 5 years		
FINANCIAL DERIVATIVES							
- Long positions	41,860	286,973	244,274	351,473	351,588	-	1,276,168
- Short positions	51,119	294,395	230,646	352,272	330,287	-	1,264,719

OPERATIONAL RISK

Operational risks are identified, monitored and measured within the Operational Risk Management process. The pursuit of such objectives enables to:

- guarantee operational continuity and the functioning of the production chain in orderly, effective and efficient conditions;
- maximise value creation for shareholders and other stakeholders through growth, a strict cost discipline, attentive risk management and capital allocation, maintaining a medium- and long term viewpoint on innovative issues;
- safeguard tangible and intangible assets (brand, customer relationships, products, services and procedures), values, professional and intellectual know-how and ethical behaviour.

Definition

Operational risk is defined as the risk of suffering losses due to inadequate or failed internal processes, people and systems or as a result of external events. Operational risk excludes strategic and reputational risks whereas it includes legal risk, that is, the risk deriving from breach or non-compliance with laws, regulations or from a lack of transparency relating to the legal rights and duties of counterparties in a transaction. Legal risk includes, but is not limited to, exposure to fines, penalties, or punitive damages resulting from supervisory actions, as well as private settlements.

Organisational structure

Banca Intesa has a centralised function for the Group's Operational Risk Management within Risk Management Department which reports to the Chief Risk Officer. The Group's Operational Risk Management unit is responsible for the definition, implementation, monitoring and improvement of the methodological and organisational framework, as well as the systematic measurement and reporting of the risk profile to top management and the control of mitigation effectiveness.

The guiding principles of the framework assign the responsibility of identification, assessment, (both actual and prospective), management and mitigation of Operational Risk to the Operating Units; specific professionals have been identified within each Operating Unit (Business Line Operational Risk Manager) responsible for managing all the inputs to the framework.

In addition a Change Management programme is under way in order to spread the operational risk management culture; during the year various training sessions were carried out for the professionals actively involved in the operational risk management process.

Figures and Internal Model

Banca Intesa's Internal Model is designed to combine both quantitative and qualitative information sources homogeneously.

The qualitative component (Self Risk Assessment) is focused on the assessment of the risk exposure of each unit – both in terms of potential future losses and quality of controls, as well as any forms of mitigation – and is based on the assessment of relevant scenarios; the scenarios are identified on the basis of a proprietary model for risk classification and vary according to activities carried out by the single Operating unit.

The results of the assessment are processed using a model which translates subjective projections of exposure to operational risk into economic capital at risk. The scenarios in each questionnaire are subject to an analysis of consistency by the Operational Risk Management Unit and to an independent review by the Internal Auditing Department.

This year all the main Operating Units in the Group were involved in the Self Risk Assessment process (assessment of risk exposure, main vulnerability areas, quality of existing controls and defining or planning mitigation initiatives or corrective actions).

The quantitative component is based on the statistical analysis of historical loss data, reported internally (via the regular and timely update of a Group loss database) or externally (via the participation to consortium initiatives such as "Database Italiano Perdite Operative" – Italian Operating Loss Database – managed by the Italian Banking Association, Global Operational Loss Data - managed by the British Bankers' Association and Operational Riskdata Exchange Association).

A new application G.R.P.F. (Gestione e Rilevazione Perdite in Filiale - Incident reporting for branches), has been implemented in a pilot group of retail branches in order to improve the quality and reliability of the data collected; the distribution of this procedure to all branches will permit the decentralisation of loss collection by risk-owners and improve correctness, completeness and consistency of the reporting information.
An LDA (Loss Distribution Approach) model is used to estimate exposure to operational risk for both the quantitative approach and the qualitative approach; the use of external data is achieved via EVT (Extreme Value Theory) techniques. Estimates are based on a one-year holding period and a 99.9% confidence interval.
To capture any residual potential risks, the results obtained via the quantitative analysis are then weighted using a contro quality index prepared for each Operating unit by the Internal Auditing Department.
The two approaches are then integrated on the basis of a weighting system which reflects the risks analysed and the relative peculiarity of available data and information.

Transfer of risk

For the purpose of optimising its insurance strategy, Banca Intesa has a traditional policy of operational risk transfer with the objective of mitigating the impact of any unexpected losses.
The development of a new programme (ASSIweb) commenced in 2005. It will facilitate the administration of insurance policies, improve the definition of insurance contracts, monitor the effectiveness of the risk transfers, allocate sustained costs consistently with hedged risks, improve processes of procurement and claims management, linking insurance recoveries to operational risk events.
Gruppo Intesa's Insurance programme has the objective of mitigating operational risks and thus contribute to reducing Capital at Risk.

Reporting

Monitoring of operational risks is performed by an integrated reporting system, which provides information necessary for the Group's risk management and/or mitigation.
Reporting is produced by the Operational Risk Manager of each Operating Unit for the purpose of an overall and integrated management of operational risks: via trend analysis of reported events in the Operating Unit it is infact possible to constantly monitor risk exposure and effectiveness of controls or corrective actions.
Quantitative figures, reported monthly by the Operating Units, are then analysed by the Operational Risk Management function, which regularly prepares reports for management and the Risk Committee: such reports highlight the main operational events recorded in the reference period, as well as provide an analysis of the trend of risk exposure and a comparison with forecasted losses from the Self Risk Assessment of the previous year.
During this year a new quarterly report was developed in order to integrate operational risk management with daily operations and supply additional information to support the decision-making processes.

Legal risks

Legal risks are analysed by the Parent Company and Group companies. Provisions are made to the Allowances for risks and charges, in the presence of legal obligations for which it is probable that funds will be disbursed to meet such obligations and where it is possible to make a reliable estimate of the disbursement.
The most complex legal procedures are described in the paragraphs below.

Litigation regarding anatocism

Italy's Supreme Court, with sentence 21095 of 4.11.04 confirmed the principle as concerns the contractual nature of the clause regarding the quarterly capitalisation of interest generally included in current account contracts by confirming that such clause may not derogate the general prohibition of anatocism set forth by Art. 1283 of the Italian Civil Code.
The aforementioned orientation may be criticised from various juridical standpoints and contrasts with equitable treatment and Gruppo Intesa, consistently with the line generally followed by the banking system, intends to contrast it in the most opportune judicial offices. However, the significant press coverage of the aforementioned court ruling and the initiatives

promoted by consumer associations expose banks to numerous customer claims aimed at obtaining the recalculation and reimbursement of so-called anatocistic interest.
When these claims are followed by legal action, Banca Intesa, like the other Group companies, makes congruous provisions, as required on each occasion, for the coverage of the relevant risk.

Litigation regarding bonds in default

Due to the defaults which occurred respectively in 2001, 2002 and 2003 of Republic of Argentina, the Cirio group and the Parmalat group (in addition to, in subsequent periods of the companies Giacomelli, Finmek and Finmatica) numerous litigations have been promoted by customers who acquired bonds in default, also filed before courts. On this front, Gruppo Intesa developed with consumer associations a concilia tion mechanism, based on equitable criteria and on the individual examination of the single requests, and concluded in 2005 the analysis of requests relative to Cirio, Parmalat and Giacomelli bonds. With reference to Banca Intesa customers, 14,120 requests were examined with a percentage of conciliated requests equal to 99.94%; Gruppo Intesa examined 18,359 requests, conciliated for 99.95%. For both Banca Intesa and the Group approximately 50% of conciliated requests were totally or partly reimbursed.
Subsequently, the conciliation mechanism was extended to Finmatica and Finmek bonds. The relative procedure started at the end of 2005 and will be concluded within the first four months of 2006. 3,163 requests were presented to Banca Intesa and 4,107 to Gruppo Intesa.
The Parent Company and the Group banks made provisions for estimated charges that will emerge from the completion of the conciliation mechanism.
As concerns the reimbursement requests of holders of Argentina bonds and of customers who decided not to accept the conciliation mechanism (or who were not satisfied by the latter), Banca Intesa and the other Group companies manage such litigations according to ordinary procedures, like all other litigations, and make congruous provisions as required on each occasion, considering the specific characteristics of the single exposures.

Litigation with the Extraordinary Commissioner of the Parmalat group

Last August the Extraordinary Commissioner of the Parmalat group filed a, payment claim against Banca Caboto, Banca Intesa and another intermediary not belonging to Gruppo Intesa, the portion pertaining to the Group amounts to approximately 900 million euro.
This payment claim seeks damages caused by their role respectively as a rrangers and relevant dealers in 2001-2002 in a Debt Issuance Programme and as co-lead managers in other bond issues in the first half of 2002.
Furthermore, the Parmalat group filed a payment claim for damages against Cassa di Risparmio di Parma e Piacenza for alleged participation in the worsening of the Parmalat group's distressed finances, for an amount no lower than 700 million euro corresponding to the total advances on cash orders granted to Parmalat between 31st December 1999 and the opening of the "Procedura di amministrazione straordinaria" (Extraordinary administration procedure).
Moreover, Gruppo Intesa was sued by the Extraordinary Commissioner of the Parmalat group aiming at obtaining revocatory actions related to payments made by the Parmalat g roup in the twelve months before its state of insolvency to Banca Intesa, Cassa di Risparmio di Parma e Piacenza, Cassa di Risparmio di Biella e Vercelli and Banca CIS for a total amount of approximately 1 billion euro.
Gruppo Intesa refuses these claims as totally groundless and is convinced that Judging authorities will reject all Parmalat's requests thus acknowledging absolute fairness and legitimacy in the behaviour of Banca Intesa and its subsidiaries. According to the usual prudent criteria, Gruppo Intesa adequately strengthened the Allowance for risks and charges with provisions proportioned to statistical data related to charges historically borne.
Lastly, there are pending penal procedures, still in the predebate phase, filed against certain employees of Gruppo Intesa - among numerous other eminent members of the financial community.

The application of the "Ciampi Law"

Law 461/98 (so-called "Ciampi Law") had introduced, in the Italian legal system tax, incentives aimed at favouring business combinations in the banking sector. Gruppo Intesa had also benefited from such incentives - for both direct and indirect taxes - and had achieved savings on direct taxes for a total of 250 million euro (approximately half of the theoretical be nefit) and

approximately 10 million euro on indirect taxes. Incentives were subsequently censured by the European Commission which – with decision of 11th December 2001 – had considered them "incompatible with the common market". Both the Italian Government and ABI, the Italian Banking Association, (on its own behalf and on behalf of certain small and medium -sized banks) appealed against this decision at the Court of Justice of the European Communities. Each of Italy's largest banks, included Banca Intesa, had appealed individually before the Court of First Instance of the European Communities.

Following the decision of the European Commission, and in the wake of the final pronouncement by the European Court of Justice, the Italian Government issued provisions (Law Decree 282/02 converted into Law 27/03) which require that banks return to tax authorities the sums corresponding to the incentives they had benefited from. In compliance with such provisions, Banca Intesa and other Group companies involved first made provisions and subsequently paid to tax authorities, according to the procedure set forth by the law, the entire sum due, equal to the tax incentives they had benefited from at the time.

Part F – Information on capital

SECTION 1 - CONSOLIDATED SHAREHOLDERS' EQUITY

Qualitative information

Capital management concerns the set of policies and decisions required to define the dimension of shareholders' equity, as well as the optimal combination of the various alternative capitalisation instruments, in order to ensure that shareholders' equity and capital ratios of Banca Intesa and its subsidiaries are consistent with their risk profile and comply with supervisory requirements.

Gruppo Intesa is subject to capital adequacy requirements set out by the Basel Committee according to the provisions issued by the Bank of Italy. On the basis of such provisions, at consolidated level, the ratio between regulatory shareholders' equity and risk-weighted assets must be at least equal to 8%; compliance with requirements is verified half-yearly by the Bank of Italy.

The verification of compliance with supervisory requirements and consequent capital adequacy is dynamic over time and depends upon the objectives set out in the Business Plan.

The first verification occurs in the process of assignment of budget objectives: based on the growth trends expected for loans, other assets and statement of income aggregates, credit, market and operational risks are quantified and their compatibility with compulsory capital ratios for the individual bank and for the Group as a whole is verified.

Compliance with capital adequacy is obtained via various levers, such as pay-out policy, definition of strategic finance operations (capital increases, issue of convertible bonds, subordinated bonds, etc.) and the management of loan policy on the basis of counterparty risk.

In the year, compliance with capital ratios for each bank and for the whole Group is monitored on a quarterly basis and if necessary appropriate actions are taken to direct and control balance sheet aggregates.

A further step in preventive analysis and control of the Group's capital adequacy occurs whenever extraordinary operations (such as acquisitions, disposals, etc.) are resolved upon. In this case, on the basis of the information on the operation to be conducted, its impact on capital ratios is estimated and any necessary actions to ensure compliance with the requirement set forth by Supervisory Authorities are planned.

Quantitative information

The following table details shareholders' equity captions.

(in millions of euro)

	Amount
Share capital	3,596
Share premium reserve	5,510
Reserves	3,745
Legal reserve	773
Statutory reserve	1,496
Reserve as per Legislative Decree 153/99	1,017
Concentration reserve (as per Art. 7, par. 3 of Law 218 of 30/7/1990)	232
Concentration reserve (as per Art. 7 of Law 218 of 30/7/1990)	302
Consolidation reserve	1,560
Transition to IAS/IFRS	-1,680
Other reserves	45
Valuation reserves	829
Legally-required revaluations	345
Valuation reserve from translation of financial statements in foreign currency	134
Valuation reserve of financial assets available for sale	389
Valuation reserve of cash flow hedges	-39
Net income	3,025
Total	16,705

Trading on own shares

During the year, Banca Intesa did not carry out any transactions on own shares.
Group companies – on the basis of specific Shareholders' Meeting authorisations – carried out the following transactions:

Ordinary shares:

Initial number	2,714,855	(countervalue 9,610,587 euro);
Purchased	14,384,059	(countervalue 53,976,242 euro);
Sold	17,098,914	(countervalue 64,574,763 euro);
End-of-year number	0;	
Profit	987,934	euro.

Unconvertible saving shares:

Initial number	0;	
Purchased	22,730	(countervalue 73,112 euro);
Sold	22,730	(countervalue 73,150 euro);
End-of-year number	0;	
Profit	38	euro.

SECTION 2 – SHAREHOLDERS' EQUITY FOR SUPERVISORY PURPOSES AND CAPITAL RATIOS

Qualitative information

As already pointed out in the Report on operations, shareholders' equity for supervisory purposes and capital ratios have been calculated on the basis of balance sheet aggregates and net income determined applying IAS/IFRS and considering Letter 1157011 of 1st December 2005 with which the Bank of Italy issued the general principles for the new discipline on consolidated shareholders' equity for supervisory purposes and capital ratios.

Such principles will be included in the update of Circular 155/91 relative to "Instructions on the preparation of regulatory reporting on shareholders' equity for supervisory purposes and capital ratios". The mentioned Letter sets forth that the new provisions be applied starting from the consolidated reporting referred to as at 31st December 2005.

Shareholders' equity for supervisory purposes, as in previous regulations, is calculated as the sum of positive components, included with certain limits, and negative components, on the basis of their capital quality; positive components, in order to be eligible for the calculation of capital absorptions, must be fully available for the bank.

Shareholders' equity for supervisory purposes is made up of Tier 1 capital and Tier 2 capital net of some deductions; in particular:

- Tier 1 capital includes paid-in share capital, share premium reserve, reserves from retained earnings and capital and minority interests net of own shares or quotas, of intangible assets, as well as of any losses recorded in previous years and in the current year;
- Tier 2 capital includes valuation reserves, hybrid capital instruments, subordinated liabilities, net of adjustments to loans subject to Country risk and of other negative elements.

Deductions from Tier 1 and Tier 2 capital refer to equity investments and other captions (innovative equity instruments, hybrid capital instruments and subordinated assets) issued by such entities, as well as the so-called "prudential filters" as described in detail hereafter.

The new provisions set forth by the mentioned Letter of 1st December 2005 are aimed at harmonising criteria used to calculate shareholders' equity for supervisory purposes and capital ratios with international accounting principles. In particular, they set forth certain so-called "prudential filters" supplied by the Basel Committee in the discipline of criteria which national supervisory authorities should comply with in the harmonisation of prudential regulations with new financial statement criteria.

Prudential filters, which have the purpose of safeguarding the quality of shareholders' equity for supervisory purposes and reducing the potential volatility induced by the application of the new principles, lead to certain corrections in accounting figures, before their use for supervisory purposes. In particular, the new provisions, as concerns to the most significant aspects for Gruppo Intesa, set out that:

- financial assets held for trading, both unrealised profits and losses are fully recorded;
- financial assets available for sale, unrealised profits and losses are offset: the balance, if negative, reduces Tier 1 capital, if positive it contributes for 50% to Tier 2 capital. Furthermore, any unrealised profits and losses on loans classified among assets available for sale are excluded;
- hedges, unrealised profits and losses on cash flow hedges, recorded in a specific reserve, are sterilised whereas there is no prudential filter on fair value hedges;
- investments in insurance companies are deducted from Tier 1 and Tier 2 capital;
- the stake in the capital of the Bank of Italy is deducted from shareholders' equity for supervisory purposes on a straight-line basis over a period of five years.

On the basis of Supervisory instructions, the Group's shareholders' equity for supervisory purposes should be at least 8% of total risk-weighted assets (total capital ratio) in relation to credit risk profile, valued on the basis of category of borrowing counterparties, maturity, Country risk and guarantees received.

Furthermore, banks must comply with capital requirements on dealing activities. Related market risks are calculated on the whole trading portfolio separately for the various types of risk: position risk on debt securities and equities, settlement risk, counterparty risk and concentration risk. Moreover, with reference to the entire financial statements, foreign exchange risk and position risk on commodities must be calculated. The use of internal models to determine the capital requirement for market risks is permitted; in particular, Banca Intesa and Banca Caboto apply the internal model to calculate generic position risk (price risk oscillation) and specific risk (issuer risk) for equities, generic position risk for debt securities; for Banca Intesa the calculation of specific risk of certain type of credit derivatives in the trading portfolio is also included in the internal model, while for other risks standard methodologies are used.

The consolidated requirement is calculated as the sum of the individual requirements of the companies which make up the banking Group. For counterparty risk, exposures deriving from intergroup relations are eliminated.

For the assessment of financial soundness, more rigorous ratios are also used: the Tier 1 capital ratio, represented by the ratio between Tier 1 capital and risk-weighted assets, and the Core Tier 1 capital ratio, represented by the ratio between Tier 1 capital (net of preference shares) and risk-weighted assets.

Quantitative information

The main contractual characteristics of innovative instruments which, together with share capital and reserves, are included in the calculation of Tier 1 and Tier 2 capital are summarised in the following tables.

1. Tier 1 capital

Issuer	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement as of	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
BCI US Funding LLC I	6.01% fixed rate; as of 15th Jul 2006: 3-month Libor + 3.25%	yes	15th Jul 1996	perpetual	15th Jul 2006	USD	200,000,000	170
BCI US Funding LLC II	3-month Libor + 1.60%; as of 15th Jul 2006: 3-month Libor + 2.93%	yes	15th Jul 1996	perpetual	15th Jul 2006	EUR	550,000,000	550
BCI US Funding LLC III	8.25% fixed rate; as of 15th Jul 2006: 3-month Libor + 3.20%	yes	15th Jul 1996	perpetual	15th Jul 2006	GBP	120,000,000	175
Intesa Preferred LLC I	3-month Euribor + 1.75%; as of 30th Jun 2006: 3-month Euribor + 3.25%	yes	30th Jun 1996	perpetual	30th Jun 2006	EUR	200,000,000	200
Intesa Preferred LLC III	6.988%; as of 12th Jul 2011: 3-month Euribor + 2.60%	yes	12th Jul 2001	perpetual	12th Jul 2011	EUR	500,000,000	500
Total preference shares and innovative equity instruments (Tier I)								1,595

2. Tier 2 capital

Issuer	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement as of	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
Banca Intesa	5% fixed rate	no	29th Dec 1998	30th Dec 2008	NO	ITL	495 000 000 000	249
Banca Intesa	6-month Euribor + 0.70%	no	29th Dec 1998	30th Dec 2008	NO	ITL	5 000 000 000	2
Intesa Bank Overseas	3-month Libor + 0.85%	no	2nd Jan 1998	2nd Jan 2008	NO	ITL	200 000 000 000	103
Intesa Bank Overseas	3-month Libor + 0.85%	no	2nd Jan 1998	2nd Jan 2008	NO	USD	500 000 000	424
Intesa Bank Overseas	3-month Libor + 0.625%	no	10th Apr 1998	10th Apr 2008	NO	ITL	250 000 000 000	129
Intesa Bank Overseas	3-month Libor + 0.625%	no	10th Jun 1998	10th Jun 2008	NO	ITL	800 000 000 000	412
Total hybrid instruments (Upper Tier II)								1,319
Banca di Trento e di Bolzano	Until 15/10/2000 5.25%, for the following coupon 70% of the 10 year euro swap rate with a minimum of 4.5%	no	15th Oct 1998	15th Oct 2008	NO	EUR	25 000 000	5
Banca di Trento e di Bolzano	70% of the 10-year euro swap rate	no	1st Feb 2000	1st Feb 2007	NO	EUR	15 000 000	6
Banca di Trento e di Bolzano	1st year 4.00%, 2nd year 4.10%, for the following coupon 71% of the 10-year euro swap rate and never under 3%	no	4th Apr 2003	4th Apr 2010	NO	EUR	9 000 000	9
Banca di Trento e di Bolzano	1st year 3.00%, 2nd year 3.30%, 3rd year 3.70%, 4th year 4.10%, 5th year 4.50%, 6th year 5.10%, 7th year 5.70%	no	4th Apr 2002	4th Apr 2010	NO	EUR	16 000 000	16
Banca Intesa	6.25% fixed rate	no	15th Jul 1997	15th Jul 2007	NO	USD	200 000 000	56
Banca Intesa	3-month Libor + 0.25%	no	1st Feb 1996	1st Feb 2006	1st Feb 2001	ITL	400 000 000 000	40
Banca Intesa	3-month Libor + 0.70%	no	1st Dec 1997	1st Dec 2007	1st Dec 2002	ITL	600 000 000 000	165
Banca Intesa	3-month Libor	no	1st Feb 1996	1st Feb 2006	1st Feb 2003	ITL	700 000 000 000	212
Banca Intesa	3-month Libor	no	1st Jun 1996	1st Jun 2006	1st Jun 2003	ITL	362 450 000 000	110
Banca Intesa	5.15% fixed rate	no	9th Jun 1998	10th Jun 2008	NO	ITL	100 000 000 000	31
Banca Intesa	1st coupon 8%, 2nd and 3rd 6.375%, for the following coupons 13.6% minus 2 times 12 month Libor (max 6.25% min 4.5%)	no	16th Jun 1998	17th Jun 2013	NO	ITL	500 000 000 000	196
Banca Intesa	Premium at maturity equal to the average variation of a number of indices and currency with a minimum 16.5%	no	30th Jun 1998	31st Jul 2008	NO	ITL	300 000 000 000	33
Banca Intesa	1st coupon 8%, 2nd and 3rd 6.375%, for the following coupons 13.6% minus 2 times 12-month Libor (max 6.25% min 4.5%)	no	30th Jun 1998	1st Jul 2013	NO	ITL	200 000 000 000	61
Banca Intesa	4.40% fixed rate	no	16th Nov 1998	17th Nov 2008	NO	ITL	300 000 000 000	93
Banca Intesa	4.40% fixed rate	no	9th Dec 1998	10th Dec 2008	NO	ITL	200 000 000 000	62
Banca Intesa	1st coupon 8%, 2nd 5% and 3rd 4%, for the following coupons 70% of 10-year euro swap rate	no	9th Mar 1999	9th Mar 2014	NO	ITL	460 000 000 000	221
Banca Intesa	1st coupon 8%, 2nd 5.5% and 3rd 4%, for the following coupons 65% of 10-year euro swap rate with a minimum of 4%	no	15th Jul 1999	15th Jul 2014	NO	EUR	250 000 000	223
Banca Intesa	5.30% fixed rate	no	22nd Oct 1999	1st Jan 2010	NO	EUR	150 000 000	145
Banca Intesa	4.70% fixed rate	no	15th Nov 1999	15th Nov 2006	NO	EUR	104 000 000	21
Banca Intesa	5.10% fixed rate	no	17th Nov 1999	17th Nov 2009	17th Nov 2005	EUR	250 000 000	276
Banca Intesa	4.90% fixed rate	no	23rd Nov 1999	1st Jan 2007	NO	EUR	95 000 000	38
Banca Intesa	5.20% fixed rate	no	3rd Dec 1999	1st Jan 2010	NO	EUR	90 000 000	89
Banca Intesa	12-month Euribor + 0.01%	no	29th Dec 1999	29th Dec 2006	NO	EUR	65 000 000	13

Issuer	Interest rate	Step up	Issue date	Expiry date	Early reimbursement as of	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
Banca Intesa	5.30% fixed rate	no	21st Jan 2000	1st Jan 2010	NO	EUR	100 000 000	97
Banca Intesa	5.00% fixed rate	no	25th Jan 2000	1st Jan 2007	NO	EUR	50 000 000	36
Banca Intesa	4.70% fixed rate	no	11th Feb 2000	11th Feb 2007	NO	EUR	104 000 000	41
Banca Intesa	5.50% fixed rate	no	16th Feb 2000	1st Jan 2010	NO	EUR	41 000 000	39
Banca Intesa	5.20% fixed rate	no	18th Feb 2000	1st Jan 2007	NO	EUR	25 000 000	24
Banca Intesa	6.11% fixed rate, as of 23rd Feb 2005 97% of 30-year euro swap mid rate	no	23rd Feb 2000	23rd Feb 2015	NO	EUR	15 000 000	15
Banca Intesa	12-month Euribor + 0.01%	no	23rd Mar 2000	23rd Mar 2007	NO	EUR	41 000 000	16
Banca Intesa	4.9% fixed rate, as of 5th Jan 2006 12-month Euribor	no	5th Jan 2001	5th Jan 2011	5th Jan 2006	EUR	33,356 000	32
Banca Intesa	1st year 4.9% fixed rate, as of 5th Jan 2002 2.10% + HCP Euro Zone with 2.10% minimum	no	5th Jan 2001	5th Jan 2011	5th Jan 2006	EUR	8 904 000	9
Banca Intesa	92% of 30-year euro swap mid rate never lower than the preceding	no	10th Mar 2001	23rd Feb 2015	NO	EUR	50 000 000	50
Banca Intesa	5% fixed rate	no	9th Apr 2001	9th Apr 2007	NO	EUR	[illegible] 225 000	297
Banca Intesa	5.25% fixed rate	no	9th Apr 2001	9th Apr 2011	NO	EUR	121 476 000	121
Banca Intesa	5.20% fixed rate	no	15th Jan 2002	15th Jan 2012	NO	EUR	265 771 000	252
Banca Intesa	5.50% fixed rate	no	12th Apr 2002	12th Apr 2012	NO	EUR	126 413 000	118
Banca Intesa	5.85% fixed rate, as of 8th May 2009 3-month Euribor + 1.25%	yes	8th May 2002	8th May 2014	8th May 2009	EUR	500 000 000	499
Banca Intesa Mediocredito	6-month Euribor + 0.70%	no	28th Mar 2000	28th Mar 2010	28th Mar 2005	EUR	130 000 000	4
Banca Popolare FriulAdria	4.70% fixed rate	no	18th Oct 1996	18th Oct 2006	NO	EUR	20 000 000	5
Banca Popolare FriulAdria	5.30% fixed rate	no	18th Oct 1999	18th Oct 2009	NO	EUR	13 000 000	10
Banca Popolare FriulAdria	4.70% fixed rate	no	3rd Jan 2000	3rd Jan 2007	NO	EUR	10 000 000	4
Banca Popolare FriulAdria	5.75% fixed rate	no	3rd Jan 2000	3rd Jan 2010	NO	EUR	5 000 000	5
Banca Caboto	Euribor 3 month + 0.25%	no	15th Dec 1999	15th Dec 2009	15th Dec 2004	EUR	50 000 000	2
Cassa di Risparmio di Parma & Piacenza	4.60% fixed rate	no	2nd Nov 1999	2nd Nov 2006	2nd Nov 2002	EUR	29 100 000	6
Cassa di Risparmio di Parma & Piacenza	1st year 4.5%, 2nd 4.6%, 3rd 4.7%, 4th 4.9%, 5th 5.1%, 6th 5.4%, 7th 5.7%	no	2nd Nov 1999	2nd Nov 2006	NO	EUR	50 000 000	10
Cassa di Risparmio di Parma & Piacenza	1st year 4.8%, 2nd 5.3%, for the following coupons 70% of 10-year euro swap rate with a minimum of 4.5%	no	2nd Nov 1999	2nd Nov 2006	NO	EUR	50 000 000	10
Cassa di Risparmio di Parma & Piacenza	1st year 4.5%, 2nd 4.6%, 3rd 4.7%, 4th 4.9%, 5th 5.1%, 6th 5.4%, 7th 5.7%	no	15th Nov 1999	15th Nov 2006	NO	EUR	10 400 000	2
Cassa di Risparmio di Parma & Piacenza	1st year 4.8%, 2nd 5.3%, for the following coupons 70% of 10-year euro swap rate with a minimum of 4.5%	no	15th Nov 1999	15th Nov 2006	NO	EUR	15 500 000	3
Cassa di Risparmio di Parma & Piacenza	1st year 4.40%, 2nd 4.55%, 3rd 4.70%, 4th 4.90%, 5th 5.10%, 6th 5.35%, 7th 5.60%	no	3rd Jan 2000	3rd Jan 2007	NO	EUR	26 000 000	10
Cassa di Risparmio di Parma & Piacenza	1st year 4.90%, 2nd 5.00%, 3rd 5.10%, 4th 5.20%, 5th 5.35%, 6th 5.60%, 7th 6.00%	no	4th Feb 2000	4th Feb 2007	NO	EUR	26 000 000	10
Banco Wiese Sudameris	9.25% fixed rate	no	20th Jun 2000	20th Jun 2010	NO	USD	60 000 000	46
Banco Wiese Sudameris	8.0% fixed rate	no	19th Oct 2001	19th Oct 2011	NO	USD	10 000 000	4
Total eligible subordinated liabilities (Lower Tier II)								4 065
Total								5.404

3. Tier 3 capital
As at 31st December 2005 Gruppo Intesa's shareholders' equity did not include any Tier 3 instruments.

Prudential filters

	(in millions of euro) 31.12.2005
A. Tier 1 capital before the application of prudential filters	15,096
Tier 1 capital prudential filters	
- Positive IAS/IFRS prudential filters	-
- Negative IAS/IFRS prudential filters	-
B. Tier 1 capital after the application of prudential filters	15,096
C. Tier 2 capital before the application of prudential filters	5,998
Tier 2 capital prudential filters	
- Positive IAS/IFRS prudential filters	-
- Negative IAS/IFRS prudential filters	-198
D. Tier 2 capital after the application of prudential filters	5,800
E. Total Tier 1 and Tier 2 capital after the application of prudential filters	20,896
Items to be deducted from total Tier 1 and Tier 2 capital	-1,240
F. Total capital	19,656

Capital adequacy

Qualitative information

As indicated in the table on composition of shareholders' equity for supervisory purposes and capital ratios, the Group, as at 31st December 2005, had a Tier 1 ratio (Tier 1 capital/risk - weighted assets) equal to 7.94% and a Total capital ratio (shareholders' equity for supervisory purposes/risk-weighted assets) equal to 10.34%, higher than the 8% minimum requirement.
Core Tier 1 ratio equalled 7.10%.

Quantitative information

	Unweighted amounts	(in millions of euro) Weighted amounts / requirements
A. RISK ASSETS		
A.1 Credit risk	229,725	172,004
STANDARD METHODOLOGY		
CASH ASSETS	202,144	149,189
1. Exposure (other than equities and other subordinated assets) towards (or guaranteed by):	153,513	120,486
1.1 Governments and Central Banks	15,366	1,603
1.2 Public entities	5,681	1,163
1.3 Banks	18,623	3,877
1.4 Other counterparties (other than mortgage loans on residential and non-residential real estate)	113,843	113,843
2. Mortgage loans on residential real estate	32,858	16,429
3. Mortgage loans on non-residential real estate	5,254	4,908
4. Shares, equity investments and subordinated assets	2,799	2,837
5. Other cash assets	7,720	4,529
OFF-BALANCE SHEET ASSETS	27,581	22,815
1. Guarantees and commitments towards (or guaranteed by):	27,170	22,719
1.1 Governments and Central Banks	790	195
1.2 Public entities	1,396	279
1.3 Banks	3,903	1,164
1.4 Other counterparties	21,081	21,081
2. Derivatives towards (or guaranteed by):	411	96
2.1 Governments and Central Banks	-	-
2.2 Public entities	-	-
2.3 Banks	362	72
2.4 Other counterparties	49	24
B. CAPITAL REQUIREMENTS		
B.1 Credit risk	-	13,760
B.2 Market risk	-	1,303
1. Standard methodology of which:	X	973
- position risk on debt securities	X	650
- position risk on equities	X	13
- foreign exchange risk	X	45
- other risks	X	265
2. Internal models of which:	X	330
- position risk on debt securities	X	-
- position risk on equities	X	-
- foreign exchange risk	X	-
B.3 Other capital requirements	X	140
B.4 Total capital requirements (B1+B2+B3)	X	15,203
C. RISK-WEIGHTED ASSETS AND CAPITAL RATIOS	X	-
C.1 Risk-weighted assets	X	190,038
C.2 Tier 1 capital / Risk-weighted assets (Tier 1 capital ratio)	X	7.94
C.3 Total capital / Risk-weighted assets (Total capital ratio)	X	10.34

Part G – Business combinations

SECTION 1 – TRANSACTIONS CARRIED OUT IN THE YEAR

1.1 Business combinations

(in millions of euro)

Companies	Date of the transaction [1]	Cost of the transaction [2]	% equity stake [3]	Net interest and other banking income [4]	Net income / loss for the year [5]	Net income / loss recorded as of acquisition date [6]
1. Consumer Finance Holding	31-May-05	46	100.00	27	-	-3
2. Carifano	30-Jul-05	281	99.92	45	9	2
3. Banca Intesa Beograd	09-Aug-05	336	90.00	94	20	6
4. KMB	30-Sep-05	75	75.00	41	1	-1

[1] Date of acquisition of control
[2] Including accessory costs
[3] Percentage of voting rights at the Ordinary Shareholders' Meeting
[4] Net interest and other banking income (Caption 120 of the statement of income) referred to full year 2005
[5] Net income / loss recorded by the subsidiary for full year 2005
[6] Net income / loss recorded after acquisition date and included in Gruppo Intesa's consolidated result

It must be noted that the voting rights on the equity stake in Carifano equalled 89.92% of share capital.
In addition to the transactions illustrated above, business combinations included certain acquisitions of business branches of immaterial amounts, carried out by certain subsidiaries, as well as the increase in the controlling stake in Banca di Trento e Bolzano and in Esa.Tri. carried out respectively by Finanziaria BTB and by E.Tr.

1.2 Other information on business combinations

1.2.1 Annual changes in goodwill

(in millions of euro)

	31.12.2005
Goodwill as at 31.12.2004 (after IAS/IFRS first-time adoption)	401
Increases	477
- Goodwill recorded in the year	477
Consumer Finance Holding	15
Carifano	146
Banca Intesa Beograd	235
KMB	53
Other	28
Decreases	-9
- Impairment recorded in the year	-6
- Disinvestments	-3
Goodwill as at 31.12.2005	**869**

As indicated in the table above, business combinations carried out in the year led to the registration of goodwill for a total of 477 million euro. The most important portions referred

to the acquisition of control of Delta Banka, now named Banca Intesa Beograd (235 million euro) and of Cassa di Risparmio di Fano (146 million euro).
Goodwill which arose in the year and goodwill already recognised in the consolidated financial statements are allocated to the cash-generating units as illustrated below:

(in millions of euro)

Goodwill	31.12.2005	31.12.2004
1 Retail Division	58	61
Epsilon SGR	-	3
Intesa Holding Asset Management	27	27
Banca Intesa Private Banking	31	31
2 Italian Subsidiary Banks Division	238	77
C.R. di Ascoli Piceno	7	7
C.R. di Città di Castello	2	2
C.R. di Foligno	11	11
C.R. di Rieti	4	4
C.R. di Spoleto	9	9
C.R. di Terni e Narni	44	44
C.R. di Fano	146	-
Banca di Trento e Bolzano	13	-
Cassa di Risparmio di Parma e Piacenza	2	-
3 International Subsidiary Banks Division	566	263
C.I.B. Factoring	3	3
Medimurska Banka	2	2
Privredna Banka	101	101
Vseobecna Uverova Banka	157	157
Consumer Finance Holding	15	-
Banca Intesa Beograd	235	-
KMB	53	-
4 Corporate Division	7	-
Intesa Mediofactoring	7	-
Total	869	401

1.2.2 Other information

Book value and fair value of assets and liabilities of acquired companies

(in millions of euro)

Assets/Liabilities	Book value				Fair value			
	Consumer Finance Holding	Carifano	Banca Intesa Beograd	KMB	Consumer Finance Holding	Carifano	Banca Intesa Beograd	KMB
Assets								
Financial assets	-	1	22	-	-	1	22	-
Due from banks		127	352	61	-	127	357	61
Loans to customers	70	1,036	369	299	70	1,036	369	299
Investments in associates and companies subject to joint control	-	-	-	-	-	-	-	-
Property and equipment	1	16	54	6	1	30	54	6
Intangible assets	-	-	1	3	29	-	1	3
Goodwill	-	-	-	-	15	146	235	53
Other assets	8	35	16	12	6	35	16	12
Total Assets	79	1,217	834	381	123	1,377	1,069	434
Liabilities								
Due to banks	63	9	17	166	63	9	17	166
Due to customers		698	693	159		698	693	159
Securities issued		325		24	-	325		24
Financial liabilities	-	1		-	-	1	-	-
Other liabilities and allowances for risk	6	59	11	4	14	63	11	4
Shareholders' equity	6	120	102	21	46	276	337	74
Minority interests	-	5	11	7		5	11	7
Total Liabilities and Shareholders' Equity	79	1,217	834	381	123	1,377	1,069	434

Description of transactions

Consumer Finance Holding

On 15th December 2004, VUB (Vseobecna Uverova Banka – wholly-owned by Banca Intesa) signed the share purchase agreement for 100% stakes in Quatro a.s., TatraCredit a.s., Slovenská Požicovna a.s., Slovenské Kreditné Karty a.s. and Q-Car a.s., all operating in the consumer credit sector. The aforementioned five companies have been conferred to Consumer Finance Holding as of 31st May 2005, date from which VUB acquired total control following the appointment of the new members of the Board of Directors.
The total cost of the operation, including accessory costs, amounted to 46 million euro. The consideration was paid for 15.7 million euro at acquisition date and the remaining part will be settled in two deferred instalments of 14.9 million euro in February 2006 and 14.6 million euro in December 2007. The price paid was allocated, for the quotas exceeding the book values of the assets and liabilities (already posted at fair value), to intangible assets with finite useful life and to goodwill.

Carifano

At the end of July 2005, Intesa Casse del Centro and a third company finalised the acquisition from Banca Popolare di Ancona of quotas respectively equal to 30% and 69.9% of the share capital of Cassa di Risparmio di Fano.
The price paid by Intesa Casse del Centro amounted to 98.4 million euro.
Simultaneously the latter stipulated a call/put agreement (first option) with the company which acquired the 69.9% stake, aimed at exchanging part of the stake held by the latter in Carifano, between a minimum of 30% and a maximum of 50%, to be exercised in Summer of 2008. Furthermore, Intesa Casse del Centro wrote a put option (second option) to the same company on the remaining shares of Carifano to be exercised in May 2009 and 2010.
The exercise price of both the first and second option will be determined on the basis of market value of Carifano and cannot be under 260 million euro and over 376 million euro. Shareholders' agreements stipulated at the date in which the 30% stake was acquired set out that the majority of directors is appointed by Intesa Casse del Centro.
The subscription of such agreement conferred to Intesa Casse del Centro the control of Cassa di Risparmio di Fano, and the stipulation of the option agreements with predetermined (even if within a range) exercise price attributes it the typical risks and rewards of ownership of the stake. Therefore, the stake was consolidated on the basis of the acquired quota (30%) and on the basis of the shares underlying the options (69.9%). This last quota, with the simultaneous registration of a liability, was recorded on the basis of the minimum exercise price of options equal to 182.1 million euro.
Therefore, the total registration of the investment as at 31st December 2005 amounted to 280.5 million euro.
The appointment of the new Board of Directors occurred on 30th July 2005 and, thus, Gruppo Intesa's control over Carifano started from that date. However, since there are no financial statements of the acquired company at that same date, consolidation used the first available financial statements, that is financial statements as at 30th September 2005, after having verified that the balance sheet and statement of income differences in the accounts at the two dates are immaterial for the purposes of consolidated financial statements.

Banca Intesa Beograd

Following the closing of the takeover bid launched in July 2005, on 9th August Intesa Holding International, subsidiary of Banca Intesa, closed the acquisition of 90% plus one share of the voting share capital of Delta Banka a.d. Beograd (now Banca Intesa Beograd).
The total cost of the operation, equal to 336 million euro, inclusive of accessory costs, was fully paid at acquisition date.
Consolidation used the first available financial statements, that is financial statements as at 30th September 2005, after having verified that the balance sheet and statement of income differences in the accounts at the two dates are immaterial for the purposes of consolidated financial statements.

KMB

On 30th September, Intesa Holding International finalised the acquisition of a 75% stake minus one share in Small Business Credit Bank (KMB), a leading bank in the Russian Federation in lending and leasing to small enterprises.

The total cost of the operation, equal to 75 million euro, inclusive of accessory costs, was fully paid at acquisition date.

Consolidation used the financial statements as at 30th September 2005, date of acquisition of control.

Acquisition of the business branch of Faber Factor by Intesa Mediofactoring

On 1st July 2005, Intesa Mediofactoring, in the completion of its process aimed at reviewing the portfolio, acquired the factoring business branch of Faber Factors SpA, captive company of the Indesit group. Such acquisition permitted Mediofactoring i) to improve its territorial presence, ii) to acquire an extremely fragmented customer portfolio, and iii) to lay the foundations for a stable and long-lasting relationship with the Indesit group.

Goodwill measured at acquisition date in 10 million euro was subject to impairment based on the review of expected cash flows at the time of preparation of the financial statements and therefore led to record an impairment loss of 2.9 million euro.

Of the total price equal to 10 million euro, 8 million euro was paid at acquisition date while the remaining 2 million euro will be paid within 30th September 2007.

Acquisition of bank branches by Cassa di Risparmio di Parma e Piacenza

On 1st October, Cassa di Risparmio di Parma e Piacenza acquired from Cassa di Risparmio di La Spezia a business branch made up of two bank branches located in Lucca and in Montecatini.

The price of 11 million euro was settled in two instalments, the first of which was an advance of 1.5 million euro paid on 18th August 2005 and the second, 9.5 million euro, was paid on 30th November 2005.

Increase in the equity stake in Banca di Trento e Bolzano by Finanziaria BTB

On 3rd February 2005, Finanziaria BTB acquired, for the purpose of subsequently reselling to local investors, 11.65% of the share capital of Banca di Trento e Bolzano for a countervalue of 32 million euro fully paid at operation date. Therefore, following the subsequent and partial sale of the shares, the total quotas and the corresponding voting rights belonging to Gruppo Intesa amounted to 70.08% of the bank's share capital.

The operation generated goodwill of 13 million euro.

Increase in the equity stake in Esa.Tri. by E.Tr.

This last operation, carried out on 21st December, enabled E.Tr., subsidiary of Banca Intesa, to increase its stake in Esa.Tri. to 98.18% with a total disbursement of 20 million euro paid on the same date. The operation led to negative goodwill of 1.6 million euro recorded in the Consolidated statement of Income under Profits (Losses) on investments in associates and in companies subject to joint control.

SECTION 2 - TRANSACTIONS CARRIED OUT AFTER THE CLOSE OF THE YEAR

2.1 Business combinations

Description of transactions

UPI Banka

On 4th January 2006 Banca Intesa, which already held a 35.03% stake in the voting share capital of UPI Banka, launched, through its subsidiary Intesa Holding International, the agreed takeover bid for the remaining 64.97% of UPI Banka's voting share capital. The offer was completed last 20th February with the purchase of 105,181 voting shares corresponding to 45.93% of UPI Banka's share capital for a total investment of approximately 37.4 million euro.

At the end of the transaction, Gruppo Intesa held 80.96% of the voting share capital of UPI Banka.

As at 30th September 2005 UPI Banka's total assets equalled 223 million euro, customer deposits amounted to 179 million euro and loans to customers totalled 102 million euro. Net income for the nine months ended 30th September 2005 amounted to approximately 1.4 million euro.

Banca CIS

In February, Banca Intesa acquired 28.33% of the share capital of Banca CIS, bank already controlled by Gruppo Intesa through the subsidiary Intesa Mediocredito with an equity stake of 55.37%, leading its total stake to 83.7%.

The total cost of the operation amounted to approximately 80 million euro and was fully paid at operation date.

Ukrsotsbank

In February Banca Intesa, through its subsidiary Intesa Holding International, and the controlling shareholder of Ukraine's Ukrsotsbank signed a share purchase agreement for the acquisition of 85.42% of the share capital of Joint Stock Commercial Bank for Social Development Ukrsostbank (Ukrsotsbank). Following the completion of a pending share capital increase Banca Intesa will increase its equity stake to approximately 88.1%. The transaction will be completed in two phases: the first phase, conditional upon all the authorisations required by competent authorities, is expected to be completed in May 2006 while the second closing is expected to be completed no later than September 2006, once the capital increase formalities will have been concluded.

The cost of the operation will amount to approximately 975 million euro (approximately 1,160 million US dollars). Ukrsotstbank figures as per Management Accounts as at 31st December 2005 were as follows: approximately 1,780 million euro of total assets, approximately 1,356 million euro of customer deposits, 1,187 million euro of loans to customers, 163 million euro of shareholders' equity and 24 million euro of net income.

Part H - Banca Intesa's governance, information on compensation and transactions with related parties

1. Information regarding compensation of Directors, Statutory Auditors and Managers with strategic responsibilities

The following table shows the amounts of the compensation paid to Directors, Statutory Auditors, General Managers, Joint General Managers and Deputy General Managers of the Parent Company and of fully consolidated companies, as well as the compensation paid to other managers of the Parent Company with strategic responsibilities which fall within the notion of "related party", as defined in the following chapter.

Compensation paid to Directors and Statutory Auditors are defined by apposite Shareholders' Meeting resolutions.

(in millions of euro)

	Directors and Statutory Auditors	Managers with strategic responsibilities
Compensation and social security charges	16	27
Bonuses and other incentives	-	12
Non-monetary benefits [1]	-	4
Indemnities for termination of the employment contract [2]	-	1
Share based payments (Stock options)	-	6

[1] Including charges borne by the Company for supplementary pension schemes, insurance policies etc.

[2] Including the portion of employee termination indemnity for the year and any further termination indemnity.

A complete illustration of the stock option plan resolved upon by the Extraordinary Shareholders' Meeting of Banca Intesa held on 17th December 2002 in favour of managers of Banca Intesa and of Group companies is provided hereafter in Part I of the Notes to the consolidated financial statements.

2. Information regarding transactions with related parties

The individuals and juridical entities with the characteristics that make them eligible to be considered related parties on a consolidated basis were defined based on the indications given by IAS 24, applied with reference to the specific organisational and governance structure of Banca Intesa and Group companies.

In particular, the following are considered related parties:

- Entities which exercise significant influence over the Parent Company or its subsidiaries: the companies which take part in the Parent Company Banca Intesa's voting syndicate, as well as certain entities, which based on shareholder agreements, exercise significant influence over certain companies consolidated in the Group;
- Subsidiaries: companies over which the Parent Company exercises, directly or indirectly, control as defined by IAS 27;
- Companies subject to joint control: companies over which the Parent Company exercises, directly or indirectly, joint control as defined by IAS 31;
- Associates: companies over which the Parent Company exercises, directly or indirectly, control as defined by IAS 28;
- Management with strategic responsibilities and control bodies: Directors, Statutory Auditors, General Managers, Joint General Managers and Deputy General Managers of

the Parent Company and companies directly or indirectly controlled, as well as other managers who have responsibilities in the management of the Parent Company;

- Other related parties: (a) the family members of Directors, Statutory Auditors, General Managers, Joint General Managers and Deputy General Managers of the Parent Company and companies directly or indirectly controlled, as well as subsidiaries or associates of the same Directors, Statutory Auditors, General Managers and Deputy General Managers and their family members, (b) the family members of other managers with strategic responsibilities in the Parent Company as well as in subsidiaries or associates of such managers or their close relations, (c) pension funds established by Group companies.

The table below sets out relations with the aforementioned related parties as at 31st December 2005. With reference to subsidiaries the table illustrates relations with entities which are not fully consolidated for the reasons illustrated in Part A of the Notes to the consolidated financial statements.

(in millions of euro)

	Financial assets available for sale	Investments held to maturity	Loans to customers	Due from banks	Due to customers	Due to banks	Guarantees given
Companies exercising significant influence over the Parent Company or its subsidiaries	-	-	41	3	345	37	13
Subsidiaries	-	-	-	-	6	-	-
Companies subject to joint control	-	-	865	-	1,366	-	19
Associates	56	-	844	20	351	48	140
Managers with strategic responsibilities and control bodies	-	-	3	-	21	-	-
Other related parties	-	-	25	-	314	-	150
Total	56	-	1,778	23	2,403	85	322

It must be noted that, within Gruppo Intesa, the relationships among its various economic entities are inspired to centralisation criteria as regards basic management and control activities, integrated with direction and assistance activities performed through consultancies in the fields of law, economic analysis, organisation and resource management. Instead, specific companies have the task of managing financial products and services, among which bancassurance products and fiduciary services, and near-bank services, such as leasing, factoring and long-term credit, assigned to the sales networks of Group companies.

The relationships with subsidiaries are seen within the normal operations of a multifunctional Group and mostly refer to relations for services rendered, deposits and financings which, in the case of non-banking subsidiaries, are destined to finance activities performed in various sectors. Agreements were stipulated between the Parent Company Banca Intesa and certain Group companies regarding, as mentioned, the distribution of financial products and/or services or assistance, consultancy, and more generally the provision of services complementary to banking activities.

The economic effects connected with the above-mentioned relationships are normally regulated on the basis of market conditions applied to primary customers. In the case of services given by the Parent Company as part of normal group synergies, economic relations are usually regulated at the minimum level, equal at least to the recovery of specific and general costs.

The relationships with other related parties – other than subsidiaries, associates and companies subject to joint control – are, normally, regulated at market rates or are aligned with the most favourable conditions applied to personnel.

It is worth noting that there are collaboration agreements with certain primary groups already amply described in the Reports of previous periods. In particular, Gruppo Intesa continued to place insurance policies on behalf of Intesa Vita, company of the Generali group. In the second half these activities generated commission income of 216 million euro. Again with the Generali group, Intesa Fiduciaria Sim was sold to Banca Generali for a consideration of 20 million euro. The valutation was confirmed by a fairness opinion issued by JP Morgan.

The collaboration with the Crédit Agricole group in the consumer credit sector continues. Moreover, as already described, Crédit Agricole Asset Management (CAAM), a subsidiary of Crédit Agricole, purchased a 65% stake in Nextra Investment Management (Nextra), in which

Gruppo Intesa held a 100% stake, now decreased to 35%. As provided for in the agreement, Gruppo Intesa in March 2006 acquired 35% of Crédit Agricole Asset Management SGR, the Italian subsidiary of CAAM. The transaction was carried out based on a final 100% valuation of Nextra amounting to 1,255 million euro, subject to a subsequent adjustment mechanism based on the assets collected by Gruppo Intesa in the 2005 -2007 three-year period. The valuation was submitted to the fairness opinion of independent experts.

In the study and realisation of such strategic partnership, Lazard & Co., based on a mandate given by Banca Intesa, provided assistance and financial advisory for which it received a "success fee" as a percentage of the countervalue of the operation. As concerns Lazard & Co. – joint venture with the Lazard group – in which Banca Intesa has a 40% stake, it must be noted that negotiations are under way for the advance termination of the agreement which had an original expiry date set at the end of 2007.

Lastly, relationships with companies or groups managed by directors continue, also regulated at standard market conditions.

SHAREHOLDER BASE AND VOTING SYNDICATE

Shareholder base

Banca Intesa's shareholder base as at 31st December 2005 – detailed in the following table – includes reference shareholders which are part of a Voting syndicate and hold 43.64% of the Bank's ordinary shares (43.27% is vested in the Syndicate) and approximately 194,000 shareholders holding 56.36%.

Name	Shares included in the Voting syndicate	Shares not included in the Voting syndicate	Total shares	% of shares included in the Voting syndicate on total	% of shares held on total
Crédit Agricole S.A.	1,054,827,301	2,596,258	1,057,423,559	17.80	17.84
Fondazione CARIPLO	554,578,319		554,578,319	9.27	9.27
Generali group	435,229,478	-	435,229,478	7.27	7.27
of which					
- Assicurazioni Generali	1,782,764	-	1,782,764		
- Alleanza Assicurazioni	248,236,838	-	248,236,838		
- Other subsidiary companies	185,209,876 [a]	-	185,209,876		
Fondazione CARIPARMA	254,375,410	6,139,792	260,515,202	4.25	4.35
"Gruppo Lombardo"	279,926,547	13,693,759	293,620,306	4.68	4.91
of which					
- Banca Lombarda e Piemontese	139,963,274	5,059,638 [b]	145,022,912		
- I.O.R.	29,578,536 [c]	1,675,058	31,253,594		
- Mittel Partecipazioni Stabili	15,000,000	6,959,063 [d]	21,959,063		
- Carlo Tassara	95,384,737	-	95,384,737		
Total Shareholders in the Syndicate	2,568,937,055	22,429,809	2,611,366,864	43.27	43.64
Total other Shareholders	-	3,372,007,423	3,372,007,423		56.36
Total	**2,568,937,055**	**3,394,437,232**	**5,983,374,287**		**100.00**

[a] Aachener und Munchener Lebensversicherung AG, Assitalia S.p.A., Central Krankenversicherung AG, Cosmos Lebensversicherungs AG, FATA - Fondo Assicurativo Tra Agricoltori S.p.A., Generali Assurances Iard S.A., Generali Versicherung AG (A), Generali Versicherung AG (D), Generali Vita S.p.A., GPA-VIE S.A., Ina Vita S.p.A., La Venezia Assicurazioni S.p.A., UMS - Generali Marine S.p.A., Volksfursorge Deutsche Lebensversicherung AG, Volksfursorge Deutsche Sachversicherung AG

[b] Including 4,855,302 shares via the subsidiary Banco di Brescia

[c] Shares with beneficial interest in favour of Mittel

[d] Via the subsidiary Mittel Generale Investimenti

Voting syndicate

On 3rd May 2005 the main shareholders of Banca Intesa signed an updated text with some amendments and integrations of the Voting syndicate previously in force.
The Agreement is designed to ensure continuity and stability of management policies regarding the activities of Banca Intesa and its subsidiaries and to guarantee the Banking group's independence and managerial autonomy in the future.
None of the parties to the Agreement may individually control the Company. The Syndicate operates, through: a) the General Meeting, comprising representatives of the parties to the Syndicate and which meets to consider any matter of common interest relating to the management of Banca Intesa and its subsidiaries; b) the Management Committee, which is composed by a number of members equal to the number of parties forming the Syndicate, plus a Chairman, if not elected among the Committee members. The Management Committee establishes Group budget, policies and strategies, financial reporting and dividend policies, capital increases, mergers, changes to the Company's Articles of Association, acquisitions and divestments of controlling interests and of financially or strategically significant businesses and, generally speaking, it expresses its view – in advance – on all relevant decisions for Banca Intesa and its subsidiaries. Furthermore, it designates the Chairman, the Managing Director and/or the General Manager of Banca Intesa and the Chairmen, the General Managers and the Managing Directors of the principal subsidiaries; c) the Chairman, elected by the Management Committee, by an absolute majority of syndicated holdings.
The transfer of the syndicated shares is subject to pre-emption, with the exception of the transfer in favour of parent, subsidiary or sister companies as well as for the transfer of shares syndicated within "Gruppo Lombardo".
The Agreement in force expires on 15th April 2008 and it may be tacitly renovated every three years, save for cancellation six months before the expiry date.
It must be noted that on 20th December 2005 Carlo Tassara S.p.A. entered "Gruppo Lombardo" vesting in the syndicate a 1.59% stake of ordinary share capital.

ADMINISTRATIVE BODIES

Shareholders' Meeting

In compliance with the Company's Articles of Association and regulations in force, the Ordinary Shareholders' Meeting is called at least once a year and resolves upon:

- approval of the financial statements;
- appointment and revocation of Directors; appointment of the Statutory Auditors and the Chairman of the Statutory Auditors; determination of the related remuneration;
- appointment of the Independent Auditors and determination of the related compensation;
- responsibilities of Directors and Statutory Auditors;
- any other matter attributed by the law to the competence of the Shareholders' Meeting.

The Extraordinary Shareholders' Meeting resolves upon the changes in the Articles of Association, the issue of convertible bonds and any other matter attributed by the law to its competence.

Powers of Banca Intesa's administrative bodies

Board of Directors

In compliance with the Company's Articles of Association, the Board of Directors has the exclusive responsibility for the following decisions:

- determination of general operating policy;
- appointment of one or two Managing Directors and the delegation of the related powers;
- appointment of one or more General Managers, one or more Joint General Managers, one or more Deputy General Managers and the delegation of the related powers on proposal of the Managing Director;
- purchase and sale of equity investments which lead to changes in the structure of the banking group;

- determination of general organisational structure as well as the creation of Committees or Commissions with consultative or coordination functions;
- determination of criteria for the coordination and direction of Group compan ies and for the implementation of the regulations of the Bank of Italy.

Furthermore, the Articles of Association attribute to the exclusive competence of the Board of Directors the resolutions regarding mergers in the cases provided for by Articles 2505 and 2505-bis of the Italian Civil Code, the reduction of share capital in case of recess of a shareholder, the establishment or closure of secondary registered offices, the transfer of the Registered office to another city in Italy, the indication of which Directors may represent the Company and the changes in the Articles of Association to comply with new legal provisions. Furthermore, the most significant transactions - in terms of financial, economic or balance sheet impact - with related parties must be examined and approved by the Board of Directors.

Executive Committee

The Board of Directors, in its meeting held on 13th January 2004, attributed to the Executive Committee all the powers and responsibilities which are not exclusively reserved to the Board itself, within the limits which may be set out by Internal regulations, and in particular the Executive Committee has been attributed all the powers with regard to lending and credit risk with customers.

In case of urgency, the Committee may make resoluti ons on any operation provided that decisions are not exclusively attributed to the Board of Directors. Committee decisions must be communicated to the Board in the first following meeting.

Chairman of the Board of Directors

The Company's Articles of Assoc iation set forth that the Chairman of the Board of Directors, Giovanni Bazoli, is responsible for the direction and coordination of Company business, the Company's bodies and of the Managing Director. The Chairman represents the Company before any third party, also in any judicial proceeding, and may sign in the name and on behalf of the Company.

In case of urgency, the Chairman of the Board of Directors may take decisions normally attributed to the Board of Directors and the Executiv e Committee, whenever the latter cannot meet, provided that decisions are not exclusively attributed to the Board.

Should the Chairman be unavailable, the Deputy Chairmen or, in their absence, the Managing Director, have the same power. The competent Administrative Bodies must be informed of any such decisions in their first following meeting.

Furthermore, the Chairman, is in charge of maintaining relationships with Shareholders, informing them, and - in agreement with the Managing Director - of external communication, relations with Authorities, as well as the programming of the Company's and the Group's initiatives related to culture, the safeguard and valorisation of the historic, archaeological and artistic heritage and the management of the Allowance for charitable, social and cultural contributions.

Managing Director and Chief Executive Officer

The Board of Directors, with resolution of 13th January 2004 reconfirmed Corrado Passera as Managing Director of Banca Intesa, delegating h im all the powers as Chief Executive Officer (CEO) of the Bank and of Gruppo Intesa.

The Articles of Association set forth that the Managing Director, who is also General Manager, supervises management, within the powers he has been attributed and accordi ng to the general guidelines resolved upon by the Board of Directors; he is responsible for personnel management and determines the operating directives which are executed by General Management.

The Chief Executive Officer has been delegated wide ordinary and extraordinary administration powers with the sole exception of powers which may not be delegated according to the law and those which are reserved to the Board of Directors by the Articles of Association and with quantitative limits for certain types of transactions (for examples, the purchase and sale of real estate assets of commercial value up to 25 million euro and transactions which lead to a charge which does not exceed 25 million euro). Therefore, in addition to wide operating powers, the CEO has been delegated powers over: the definition of human resources development and management policies; the formulation of proposals on the Company's and the Group's organisational structure and strategic guidelines; the operating plans and budgets to be

submitted to the approval of the Board of Directors; the acquisition and disposal of equity investments, with the prior authorisation of the Board, if such operations lead to variations in the Banking group. The CEO has the faculty of sub-delegating to employees and to third parties one or more of his attributions.

The Board of Statutory Auditors

The Board of Statutory Auditors, as provided for by the Articles of Association, is made up of five Auditors and two Alternate Auditors.

It supervises on compliance with the law and the Articles of Association; on the respect of the principles of fair management; on the adequacy of the Company's organisational structure as concerns competences, the internal control system and the accounting - bookkeeping system as well as on the reliability of the latter in the correct representation of operations. It also carries out the other functions with which it is charged by the law and by regulations and supervisory provisions in force.

CORPORATE GOVERNANCE CODE OF BANCA INTESA

From 2001 Banca Intesa complies with the "Corporate governance code of listed companies" and, recognising the validity of the suggested Governance model, it progressively adapted its Corporate Governance system to both the principles expressed by the code and national and international best practices.

As concerns this aspect, the Board of Directors, for the purpose of increasing the effectiveness and incisiveness of the control system, established the Internal Control Committee, with resolution of 8th February 2005. The functions and composition of such Committee are detailed below.

Pursuant to provisions set forth in the "Istruzioni al regolamento dei mercati organizzati e gestiti da Borsa Italiana S.p.A." (Regulations of the Markets organised and managed by Borsa Italiana S.p.A.), Banca Intesa each year provides the market with detailed information on its Corporate Governance system, which is currently organised as follows.

Composition and role of the Board of Directors

The Board of Directors plays a central role in the organisation and is responsible for strategic and organisational guidelines.

Again the Articles of Association reserve to the exclusive responsibility of the Board of Directors the following matters: determination of general operating policy; purchase and sale of equity investments which lead to changes in the Banking group; appointment of the Executive Committee and of the Managing Directors and the delegation of the related powers; determination of general organisational structure; formation of committees with specific consulting or coordination functions; definition of criteria for the direction and coordination of Group companies.

Again, the Articles of Association set forth that the Board of Directors determines the means and the timing according to which the most significant decisions taken by deleguees must be notified to the Board.

Normally, the most significant operations in terms of financial, economic or balance sheet impact are submitted to the approval of the Board of Directors. The Internal regulations approved in the meeting held on 11th February 2003 reserve to the Board the examination and the approval of the most significant transactions (identified on the basis of qualitative and/or quantitative criteria) with related parties (including intergroup transactions) as described in greater detail hereafter.

Furthermore, it must be noted that, as provided for by Art. 136 of the Testo Unico Bancario (the Combined banking regulations) and by the related Instructions issued by the Bank of Italy, direct or indirect business relations between the Company and the latter's representatives are submitted to the Board of Directors (which must make a unanimous resolution) and must be positively valued by all the members of the Board of Statutory Auditors, without prejudice to the obligations concerning Directors' interests pursuant to Art. 2391 of the Italian Civil Code. On this point, it must be noted that Law 262 of 2005 ("Disposizioni per la tutela del risparmio e la disciplina dei mercati finanziari" - Provisions to safeguard saving and to discipline financial markets) significantly increased - as concerns the subjective element - the area of application of

provisions under examination. Banca Intesa immediately commenced the review of internal procedures for the purpose of adapting them to the new legislative provisions.
As set forth by the Articles of Association, delegated bodies report in a timely fashion and in any case at least quarterly, to the Board of Directors and to the Board of Statutory Auditors on the general progress of operations, on forecasted future developments, on their activities and on the most significant transactions in terms of financial, statement of income and balance sheet impact carried out by the Company and its subsidiaries.
The Articles of Association set forth that the Board of Directors must meet at least once every two months. Normally, the Board meets 11 times per year; 10 meetings were held in 2005. 12 meetings have been scheduled for the current year.
12 Executive Committee meetings were held in 2005.
Also in consideration of the regularity of its meetings, the Board of Directors is capable of taking authoritative and effective actions and its composition ensures that the Company's interest and the maximisation of Shareholder value are the primary objectives of its decisions.
Internal regulations which set rules on the running of Board of Directors meetings have been approved for the purpose of ensuring that every Director can participate in the meetings in a meditated and prepared way and take documented decisions. In particular, these rules provide for the documentation regarding the agenda which must be at the disposal of Directors. Directors and Statutory Auditors are summoned to the Board meetings in advance and in time and the convocation is accompanied by the agenda of the meeting of all matters to be discussed. The reports and the proposals on the matters to be discussed are normally transmitted together with the agenda of the meeting or in the immediately subsequent days, with the exception of urgent cases or when there is the need to ensure particular confidentiality in the proposals. In this latter case, extensive discussion of every matter and particular attention to documentation not transmitted in advance will be ensured during the meeting.
Heads of specific structures or their substitutes may be invited to participate to Board meetings. They may, if required, report on the matters of their respective competence but may not vote .

The Board of Directors appointed for a three-year period by the Shareholders' Meeting held on 13th January 2004, in 2005 was made up of the following members:

- Giovanni Bazoli
- Giampio Bracchi
- René Carron
- Corrado Passera
- Giovanni Ancarani
- Francesco Arcucci
- Benito Benedini
- Antoine Bernheim
- Jean-Frédéric de Leusse
- Gilles de Margerie
- Alfonso Desiata
- Ariberto Fassati
- Giancarlo Forestieri
- Paolo Fumagalli
- Jorge Manuel Jardim Gonçalves (resigned as of 1st December 2005)
- Jean Laurent
- Giangiacomo Nardozzi
- Eugenio Pavarani
- Giovanni Perissinotto
- Mariano Riestra
- Ugo Ruffolo
- Eric Strutz
- Gino Trombi

The Board of Directors currently in service will expire at the date of the Shareholders' Meeting summoned for the approval of the financial statements as at 31st December 2006.
Director Jean Laurent resigned on 11th January 2006 and the Board of Directors on 24th January 2006 appointed in substitution Georges Pauget. The Director appointed by the Board of Directors will expire at the date of the Shareholders' Meeting summoned for the approval of the financial statements as at 31st December 2005.

As concerns the indication of the other posts held by Directors in other companies please refer to a subsequent part of this chapter.

The Board of Directors is mostly made up of Non-executive directors (who are not attributed any operating powers and/or management functions within the Company), sufficient to guarantee, both in terms of number and competence, that their judgement carries a significant weight in the decisions taken by the Board. Of the Directors currently in service, only one, the Managing Director & CEO, Corrado Passera, is charged with operating powers, and is therefore an Executive director.

As verified by the Board of Directors in the Meeting held on 14th February 2006, considering also the information provided by Directors themselves, in the Board there are 8 Non-executive directors who are independent, in that:

a) they do not have, directly, indirectly or on behalf of third parties, nor have recently had any business relations with the Company, its subsidiaries, the Executive director, the shareholder or the group of shareholders which control the Company so to influence their autonomous judgement;
b) they do not have, directly, indirectly or on behalf of third parties, shareholdings which enable them to control or to influence the Company, nor take part in shareholder agreements for the control of the Company;
c) are not close relations to the Company's Executive director or of subjects which may be in the situations indicated in letters a) and b) above.

The Company's Independent directors are:

- Giovanni Ancarani
- Francesco Arcucci
- Benito Benedini
- Giampio Bracchi
- Alfonso Desiata
- Paolo Fumagalli
- Giangiacomo Nardozzi
- Eugenio Pavarani

For this purpose it must be noted that the valuation of the independence of Directors was prudentially carried out based on restrictive criteria, excluding, in particular, Directors who have other executive posts or posts which entail legal representation of the companies taking part in Banca Intesa's Voting syndicate.

Pursuant to the new provisions contained in Art. 147-ter, par. 4, of TUF (Legislative Decree 58/1998 Combined regulations on financial intermediation), introduced by Law 262/2005, if the Board of Directors is made up of more than seven members, at least one of them must have the independence requirements set forth for statutory auditors ex art. 148, par. 3, of TUF. Therefore, the Board in the Meeting held on 14th February 2006, ascertained if Directors met such requirements and, in particular, the inexistence of blood relations and economic or professional relationships as set forth by Art. 148, par. 3, lett. b) and c), of TUF.

14 Directors currently in service present such requirements.

All Directors must have the professional requisites provided for by current legislation and supervisory regulations and, in consideration of their considerable professional qualifications, are fully aware of the responsibilities associated with their post and therefore act and decide in full autonomy and conscious of their responsibilities.

The Executive Committee, appointed by the Board of Directors held on 13th January 2004, in 2005 was made up of the following members:

- Giovanni Bazoli
- Giampio Bracchi
- Corrado Passera
- Ariberto Fassati
- Giancarlo Forestieri
- Mariano Riestra (until 14th April 2005)

The Chairman of the Board of Directors, Giovanni Bazoli – who has not been delegated any operating powers – has been charged by the Articles of Association with an important role in spurring and coordinating the activities of the Company, the Board of Directors, the Managing Director and the Executive Committee. He is in charge of calling the Board

meetings, defining the relative agendas and ensuring that Directors are provided with all the information necessary to evaluate the matters which will be submitted to their approval; lastly, he is in charge of relations with Shareholders.
In addition to wide operating powers, the Managing Director and Chief Executive Officer, Corrado Passera, has been delegated powers indicated in the previous chapter.

Appointment and remuneration of Directors

The proposals for the appointment of the Directors are formulated by Shareholders directly at the Shareholders' Meeting. Since the Articles of Association in force do not provide for list voting, Shareholders were not required to deposit their proposal in advance at the Company's registered office, with complete information with regard to nominees.
Following the entry into force of the aforementioned Law 262/2005 (which sets out, for this purpose, the requirement that at least one of the members of the Board of Directors be expressed by minority shareholder), Banca Intesa will adapt its Articles of Association to the changes introduced with such regulations.
In consideration of the Shareholder base and the existence of a Voting syndicate between Banca Intesa's main Shareholders, which proceeds to the identification of the nominees for the Board of Directors, the Company did not deem it necessary to form a Nomination committee.
The components of the Board of Directors in service have been proposed by the members of the Voting syndicate.
A specific Remuneration committee has been set up within the Board of Directors and is made up of three Non-executive directors – currently, the Chairman, Giovanni Bazoli, the Deputy Chairman, Giampio Bracchi (independent), and the Director, Gino Trombi – and the Chairman of the Board of Statutory Auditors, Gianluca Ponzellini. Such commission is responsible for determining the remuneration of the Chairman and Deputy Chairmen of the Board of Directors as well as that of the Managing Director and proposing such remuneration to the Board of Directors, which is responsible for the relevant resolution pursuant to Art. 2389 of the Italian Civil Code. The Chairman or the Deputy Chairman must not be present when the Commission examines and expresses its opinion on their respective remuneration. The Commission examines and expresses its opinion on stock option plans and proposes the options to be assigned to the Managing Director in such plans.
The compensation of the Managing Director, determined by the Board, is made up of a fixed amount and variable sum which depends on results.
Details on the compensation received by Directors, are contained in this chapter.
For the purpose of ensuring a deeper commitment in the Company's strategy through the direct participation in the Company's performance, the Extraordinary Shareholders' Meeting held on 17th December 2002 approved a three-year stock option plan in favour of the management of the Group, after the revocation of the previous plan which had been approved by the Shareholders' Meeting of 1st March 2001. From 1st to 31st May 2006 is the last exercise period for the rights assigned based on the stock option plan. For further information on the stock option plan (guidelines, duration, conditions, assignment regulations, and so on) please refer to Part I of the Notes to the consolidated financial statements.

Internal control system

Since it is a bank, Banca Intesa has the internal control system and the structure in charge of control that are compliant with Bank of Italy regulations, which are even more detailed and binding than those provided for by the Corporate governance code. The internal control system is capable of adequately monitoring the Company's typical business risks and the economic and financial situation of the Company and the Group. Internal control functions are entrusted to Internal Auditing which is responsible for ensuring a constant and independent surveillance action on the regular progress of Banca Intesa's operations and processes, as well as preventing or identifying anomalous or risky behaviour or situations, assessing the functionality of the overall internal control system.
Furthermore, Internal Auditing is responsible for ensuring surveillance over the internal control systems of subsidiaries, even via the direction and guidance of their respective internal auditing structures.
The Manager in charge of Internal auditing reports to the Managing Director and refers periodically to the Board, the Managing Director and Statutory Auditors.
The Board of Directors in the meeting held on 8th February 2005 resolved to form an Internal control committee for the purpose of further increasing effectiveness and incisiveness of control

processes. The Committee is made up of three Non-executive directors, of which two at least must be independent and supports (via analysis, proposal and advisory duties) the Board of Directors and reports to the latter, at least half-yearly at the time of approval of the Annual report and the Half-year report with regard to its activities and the adequacy of the internal control system. The Chairman of the Statutory Auditors or another Auditor appointed by the former and the Head of Internal Auditing will take part in the Committee meetings. Moreover, the Managing Director and other Managers can be asked to join the Committee meetings depending on the issues on the agenda.

The Internal control committee has the following functions:

- assisting the Board of Directors in setting the guidelines and periodically checking the adequacy and functioning of the internal auditing system, also ensuring that the main company risks (credit, financial and operational) are identified and properly managed, in coordination with the company functions involved;
- assessing the work programme drawn up by the persons in charge of internal control and receive their periodical reports;
- assessing, together with the Head of Administration and the Independent Auditors, the adequacy of the accounting principles adopted and their uniformity with a view to the preparation of the consolidated financial statements;
- assessing the proposals formulated by the Independent Auditors to obtain their appointment as well as the work plan drawn up to perform the audit and the results presented in the report and in the letter of suggestion;
- any further duties which may be attributed to it by the Board of Directors, particularly in relation to the relationship with the Independent Auditors.

Furthermore, the Committee can be consulted not only on evaluation of transactions with related parties but also on operations involving, directly or indirectly, conflicts of interest.

The Committee has also been attributed tasks and functions of the Supervisory Bodies pursuant to Legislative Decree 231/2001 concerning the administrative responsibility of companies.

The Internal control committee is currently made up of the Independent Directors Eugenio Pavarani (Chairman), Giovanni Ancarani and Alfonso Desiata.

13 Internal control committee meetings were held in 2005.

In particular, the Committee had numerous meetings with the Heads of the Bank's various business units with the specific objective of obtaining a more in-depth understanding of the areas and activities under their direct responsibility, as well as to verify and assess the adequacy and effective functioning of the internal control system.

The Committee also often met the representatives of the Independent Auditors, as well as the Heads of the Administration, Risk Management, Organisation and Credit Departments of the Parent Company (in consideration of the relevance of such structures for the purposes of the Bank's internal control system) and paid a special and constant attention to the examination of the structure, of activities, of the reports and the work plans of the Internal Auditing Department.

In the exercise of its functions as Supervisory Organism, the Committee explicitly reserved two meetings to the issues related to Legislative Decree 231/2001; in every Committee meeting topics are examined, if significant for the purposes of the mentioned Decree, also as concerns this aspect.

Transactions with related parties

The Board of Directors approved "Internal regulations on transactions with related parties", which define the guidelines for closing transactions with related parties and, in particular, so called "significant" transactions, i.e. the most significant transactions in terms of financial, economic or balance sheet impact, which must be submitted to the approval of the Board of Directors. The "significant" transactions are identified using qualitative and/or quantitative criteria and are, for example, the purchase and sale of real estate assets, the purchase or sale of equity investments, companies, business divisions, partnership or joint venture agreements, any transaction, both financial and commercial, whose economic value exceeds 50 million euro, provided that this is not a typical or standard transaction, framework agreements regulating the provision of multiannual intergroup services and the grant to companies within the banking group and to related parties of loans or guarantees exceeding predetermined quantitative thresholds. The Regulations also define the general criteria for information to be provided to the Board with regard to transactions with related parties, which – since they do not have the

characteristics of relevance and significance indicated above – fall within the autonomy of the Managing Director or of other competent structures, for the purpose of ensuring the fairness in the procedures and the substance of such transactions.
Such Regulations set out that if the proposed business relation is with a Director or, if in any case, a Director has an interest – even only potential or indirect – in a transaction, the Director concerned promptly informs the Board in detail and abandons the Board Meeting when the issue is discussed.
Where the nature, value or other aspects of a transaction with related parties make this necessary, the Board, in order to avoid different conditions being agreed from those that would presumably have been agreed between unrelated parties, shall ensure that the transaction is concluded with the assistance of independent experts for the provision of financial, and/or legal and/or technical advice (fairness opinion and legal opinion).
Lastly, it must be noted that a specific information technology system was prepared which permits the census and update of the register of related parties and the monitoring of the transactions made with such parties. This system was updated following the entry into force of Consob Resolution 14990 of 14th April 2005 which, modifying Issuer Regulations, identified as the sole relevant definition – for the purposes of reporting requirements regarding transactions with related parties – that contained in the new international accounting principle related to disclosure of transactions with related parties (IAS 24).
For transactions with related parties made in 2005, please refer to information supplied at the beginning of Part H of the Notes to the consolidated financial statements.

Confidential information

Pursuant to provisions contained in Art. 6 of the Corporate governance code of listed companies, the Board resolved upon the adoption of specific "Internal regulations for the treatment of confidential information and for the disclosure of documents and information".
Such regulations set forth that the Chairman and the Managing Director are responsible for the handling of confidential information regarding the Bank and its Group and define how Directors, Statutory Auditors and Employees must handle such confidential information, prescribing the adoption of every necessary caution in the treatment of confidential information so that its confidentiality is not prejudiced.
The regulations also define the procedures which must be applied in the communication of corporate documents and information, in particular as concerns price-sensitive information, i.e. information which is not available to the general public which, if disclosed, may significantly affect the price of the Bank's and/or of the subsidiaries' shares.
The adoption of the procedure above is aimed at preventing that information regarding the Company is communicated selectively or in an untimely or incomplete manner. Normally, price-sensitive press releases are approved by the Board of Directors – or in urgent cases – by the Chairman or the Managing Director.
Following the introduction in Italy of the Insider dealing and market manipulation (market abuse) directive, the Company rapidly issued internal regulations for the management of confidential information referring to both Banca Intesa and customer listed companies. The procedures to comply with the other provisions introduced by the legislation under examination are also under way.
Pursuant to provisions set forth in the "Regolamento dei mercati organizzati e gestiti da Borsa Italiana S.p.A." (Regulations of the Markets organised and managed by Borsa Italiana S.p.A.), Banca Intesa adopted an Internal dealing code which defines the disclosure requirements for transactions carried out by "Relevant parties" on financial instruments issued by the Bank and by Group companies so-called Internal Dealing, for the purpose of ensuring transparency and uniform information to the market regarding such transactions.
The Code sets forth that transactions on listed financial instruments issued by Banca Intesa and by other Group companies carried out by "Relevant parties" must be communicated according to the timing provided for by the aforementioned Regolamento di Borsa. The Code is even more binding since it provides for quarterly disclosure for transactions which, individually or cumulated with other transactions carried out in each reference quarter, equal or exceed 25,000.00 euro for each declaring party and prompt disclosure for transactions which exceed 125,000.00 euro for each declaring party.

The exercise of stock options or other option rights are included in the disclosure requirements contained in the Code. In the case of disposals, if shares sold derive from the simultaneous exercise of stock options, this must also be indicated.
The Code also forbids transactions by "Relevant parties" in the 30 days preceding the Board of Directors meeting summoned to approve the draft annual financial statements and the half -year report and in the 15 days preceding the Board of Directors meeting summoned to approve the quarterly reports.
Such limitation does not apply to rights attributed as *part* of stock option plans and pre-emptive rights.
Such Code will remain in force until 1st April 2006, date in which the new discipline on Internal Dealing will come into effects. It was introduced in Italy - at legislative level - following the adoption of the "market abuse" directive with the "Legge Comunitaria" 2004 and the adoption by Consob of the corresponding implementation regulations.
Considering such new regulations, Banca Intesa rapidly commenced the normative and organisational interventions required in order to adapt internal regulations and procedures to the new provisions on Internal Dealing.

Relations with Shareholders

As regards relations with Shareholders, it must be noted that external relations with shareholders and institutional investors have long been attributed to specific and distinct specialised structures, with adequate professional capabilities and supports: the External Relations Department - Investor Relations (tel: +39 02 87943180; fax: +39 02 87943123; e-mail: investorelations@bancaintesa.it), as concerns institutional investors, and the Legal Affairs Department - Shareholder Relations (tel: +39 02 87937595; fax: +39 02 87937892), as regards relations with other Shareholders. Within the Banca Intesa website there is a specific "Investor Relations" section, which enables all interested parties to have access to a wide spectrum of economic and financial information on Gruppo Intesa.
As concerns relations with the press - without prejudice to the powers attributed to the Chairman and the Managing Director of Banca Intesa - in the External Relations Department, Media Relations is the exclusive reference point in the relations with Italian and foreign media for both Banca Intesa and Group companies.
The Company has always actively favoured the widest possible participation of Shareholders in the Shareholders' Meeting, which certainly represents a moment of effective and fundamental dialogue and coordination between the Company and its investors, which are provided with relevant documentation with timeliness.
With regard to the approval of a specific regulation on the Shareholders' Meeting, it must be noted that past experience on the Shareholders' Meetings and on the participation of each Shareholder to the discussion proves that is possible to ensure a fair and effective meeting even without a specific regulation, which could, on the contrary, turn out to be scarcely flexible. Since the Articles of Association explicitly attribute to the Chairman the power to verify the correct constitution of the Meeting, to ascertain the Shareholders' right to speak and vote, to regulate the business in the Shareholders' Meetings and define the means of vote, it is deemed better to continue in the Company's practice. This basically entails that, at the beginning of each Meeting, the Chairman identifies the main rules which must be complied with especially during the discussion.

Statutory Auditors

The Board of Statutory Auditors currently in service was elected by the Shareholders' Meeting held on 14th April 2005 for a three-year period and is made up of the following Auditors:

- Gianluca Ponzellini,
- Rosalba Casiraghi (Auditor elected by minority shareholders),
- Paolo Andrea Colombo,
- Franco Dalla Sega and
- Livio Torio,

and the following Alternate Auditors:

- Paolo Giolla and
- Francesca Monti.

The Board of Statutory Auditors will expire at the date of the Shareholders' Meeting summoned for the approval of the financial statements as at 31st December 2007.
For the Statutory Auditors indicated above the inexistence of the new cause of ineligibility introduced by Law 262/2005 (art. 148, par. 3, lett.c of Legislative Decree 58/1998 Combined regulations on financial intermediation) was ascertained.
The composition of the Board and the appointments held by Statutory Auditors in other companies, is provided in a table hereafter.
The appointment of the Board of Statutory Auditors occurred, as set forth by Art. 23 of the Articles of Association, with the "list voting" mechanism, that requires presentation of the lists of nominees ten days before the date of the Shareholders' Meeting and sets out, with the aim of more effectively safeguarding representation of minority shareholders on the Board of Statutory Auditors, that the quorum necessary for the presentation of such lists is equal to 1% of share capital.
The list which received the majority of votes was presented by the members of Banca Intesa's Voting syndicate.
The Statutory auditor elected by minority shareholders was indicated in the list presented by ARCA SGR S.p.A. (on its own behalf and with proxies from other Italian as set management companies).
Members of the Board of Statutory Auditors participate to Board of Directors and Executive Committee meetings.
The Articles of Association set forth that the appointment as Statutory Auditor for Banca Intesa is incompatible with similar appointments in more than five other listed companies, with the exclusion of companies which are part of the Gruppo Intesa.
30 Board of Statutory Auditors Meetings were held in 2005.

Code of ethics

In 2002 the Board of Directors resolved upon the adoption of the Group's Internal code of ethics, an instrument of corporate culture, which sets forth utmost confidentiality, fairness and honesty in the behaviour both within the Company and in relations with the market.
Such Code integrates both the so-called "Codice intermediari" (code for intermediaries) required by current regulations on investment services, and other, more specific rules regarding corporate ethics. It is a "declaration of principles", in which such principles are translated into rules for all those to which the Code is applied, that is Directors, Statutory Auditors, Employees, Consultants and, in general, all the third parties which come into contact with the Company.

Organisational model as per Legislative Decree 231/2001

Lastly, it must be noted that the Bank adopted an organisation, management and control model as per Legislative Decree 231/2001 (concerning the administrative responsibility of companies for the crimes committed by their employees and collaborators) which is constantly updated to the amendments issued over time.
As mentioned above, the functions of Supervisory Body have been attributed to the Internal control committee with resolution of the Board of Directors of 8th February 2005.

COMPOSITION OF THE BOARD OF DIRECTORS

The Board of Directors of Banca Intesa currently in service is made up of 22 members. In compliance with the recommendations contained in the Corporate governance code of listed companies and based on declarations made by Directors themselves, hereafter is the list of the Directors with the indication as at 31st January 2006 of their appointments in Gruppo Intesa and in other listed companies or in other banks, financial and insurance companies.

Giovanni Bazoli
Chairman and member Executive Committee Banca Intesa S.p.A., Chairman Mittel S.p.A., Director Alleanza Assicurazioni S.p.A., Director Banco di Brescia S.p.A., Deputy Chairman Banca Lombarda e Piemontese S.p.A.

Giampio Bracchi
Deputy Chairman and member Executive Committee Banca Intesa S.p.A., Chairman Banca Intesa Private Banking S.p.A., Director Intesa Casse del Centro S.p.A., Director Banca del Sempione S.A., Director CIR S.p.A., Director CDB Webtech S.p.A.

René Carron
Deputy Chairman Banca Intesa S.p.A., Chairman Caisse Régional e de Crédit Agricole des Savoie, Chairman Crédit Agricole S.A., member Supervisory Board Lagardere, Director SUEZ S.A.

Corrado Passera
Managing Director, Chief Executive Officer, General Manager and member Executive Committee Banca Intesa S.p.A., Direct or Crédit Agricole S.A., Director Olimpia S.p.A., Director Rcs MediaGroup S.p.A.

Giovanni Ancarani
Director Banca Intesa S.p.A.

Francesco Arcucci
Director Banca Intesa S.p.A., Director Banca del Sempione S.A., Director ZAO Banca Intesa, Director Quadrivio SGR.

Benito Benedini
Director Banca Intesa S.p.A., Director EBA - European Brokers Associated S.p.A.

Antoine Bernheim
Director Banca Intesa S.p.A., Chairman Assicurazioni Generali S.p.A., Director Banca della Svizzera Italiana, Director Ciment s Francais, member Supervisory Board Eurazeo, Director Generali France, Director Graafschap, Director Generali Espana Holding S.A., Director Generali Holding Vienna AG, Deputy Chairman LVMH Louis Vuitton, Director Mediobanca S.p.A., Director Christian Dior S.A., Director -AMB Generali Holding AG, Deputy Chairman Bollore Investissement, Director Bollore, Deputy Chairman Alleanza Assicurazioni S.p.A.

Jean-Frédéric de Leusse
Director Banca Intesa S.p.A., member Executive Committee Crédit Agricole S.A., Direct or Banco Espirito Santo S.A., Director Banque Libano Francaise, Director Banque Saudi Fransi SA., Director Calyon Bank Egypt, member Supervisory Board Credit du Maroc, Chairman Supervisory Board Lukas Bank

Gilles de Margerie (appointed in substitution by the Board of Directors on 17th January 2005 and confirmed in the appointment by the Shareholders' Meeting of 14th April 2005)
Director Banca Intesa S.p.A., member Executive Committee Crédit Agricole S.A., member Supervisory Board FINAREF, Director CACEIS

Alfonso Desiata
Director Banca Intesa S.p.A., Director Alleanza Assicurazioni S.p.A., Deputy Chairman Banca Popolare FriulAdria S.p.A.

Ariberto Fassati
Director and member Executive Committee Banca Intesa S.p.A., Director Banca Intesa Private Banking S.p.A., Director AXA Assicurazioni S.p.A., member Executive Committee Credit Agricole S.A., Chairman CAAM Sgr S.p.A., Director Crédit Agricole Asset Management S.A., Deputy Chairman Crédit Agricole Indosuez Luxembourg, Director Crédit Agricole Indosue z Suisse S.A., Director Crédit Foncier de Monaco.

Giancarlo Forestieri
Director and Member Executive Committee Banca Intesa S.p.A., Director Alleanza Assicurazioni S.p.A., Chairman Cassa di Risparmio di Parma e Piacenza S.p.A.

Paolo Fumagalli

Director Banca Intesa S.p.A., Director Intesa Casse del Centro S.p.A., Director Banca Intesa Infrastrutture e Sviluppo S.p.A., Chairman IntesaVita S.p.A., Chairman Intesa Previdenza S.p.A., Chairman Interservice Gestione Partecipazioni S.p.A.

Jorge Manuel Jardim Goncalves (ceased from the post as of 1st December 2005)
Director Banca Intesa S.p.A., Chairman Banco Comercial Portugues S.A., Chairman BCP Holdings (USA), Chairman Banco Comercial de Macau S.A., Chairman Banco de Investimento Imobiliario S.A., Chairman BCP Investimento - Banco Comercial Portugues de Investimento SA, Director Banco de Sabadell SA, Chairman Interbanco SA, Deputy Chairman NovaBank SA, Chairman Banco Activo Bank SA, Chairman Seguros e Pensoes Gere. SGPS SA, Chairman ServiBanca - Empresa de Prestaçao de Servicos ACE, Member Supervisory Board Bank Millennium SA, Chairman Fundaçao Banco Comercial Portugues, Deputy Chairman Supervisory Board Eureko B.V.

Jean Laurent (ceased from the post as of 11th January 2006)
Director Banca Intesa S.p.A., Deputy Chairman Banco Espirito Santo, Director Danone, Chairman Calyon S.A., Member Supervisory Board Eurazeo, Member Supervisory Board M6 Television.

Giangiacomo Nardozzi
Director Banca Intesa S.p.A., Chairman Banca Caboto S.p.A., Director Rcs MediaGroup S.p.A.

Georges Pauget (appointed in substitution by the Board of Directors on 24th January 2006)
Director Banca Intesa S.p.A., General Manager Credit Agricole S.A., Chairman LCL-Le Crédit Lyonnais, Director Calyon S.A., Director and Deputy Chairman Predica S.A., Chairman GIE Cedicam.

Eugenio Pavarani
Director Banca Intesa S.p.A.

Giovanni Perissinotto
Director Banca Intesa S.p.A., Managing Director Assicurazioni Generali S.p.A., Chairman Banca Generali S.p.A., Director Banca Nazionale del Lavoro S.p.A., Deputy Chairman Banca della Svizzera Italiana, Chairman Generali Asset Management Sgr S.p.A., Director Generali Finance BV, Director Generali France Holding, Chairman Generali Finances SA, Director Generali Espana Holding de Entidades de Seguros, Director Participatie Maatschappij Graafschap Holland NV, Director Transocean Holding Corporation, Director Pirelli S.p.A., Director Alleanza Assicurazioni, Director INA Vita, Director Assitalia.

Mariano Riestra
Director Banca Intesa S.p.A.

Ugo Ruffolo (appointed in substitution by the Board of Directors on 8th February 2005 and confirmed in the appointment by the Shareholders' Meeting of 14th April 2005)
Director Banca Intesa S.p.A., Managing Director Alleanza Assicurazioni S.p.A., Director Banca Generali S.p.A.

Eric Strutz
Director Banca Intesa S.p.A., Director Mediobanca S.p.A., Director Commerzbank AG, Member Supervisory Board Cominvest Asset Management Gmbh, Member Supervisory Board Comdirect Bank AG, Chairman Supervisory Board Commerzbank Auslandsbanken Holding AG, Chairman Supervisory Board Commerzbank Inlandsbanken Holding AG, Member Supervisory Board Commerzbank International SA, Member Supervisory Board Erste Europaische Pfandbrief- und Kommunalkreditbank AG, Chairman Supervisory Board Hypothekenbank in Essen AG.

Gino Trombi
Director Banca Intesa S.p.A., Chairman Banca Lombarda e Piemontese S.p.A., Director Risparmio e Previdenza S.p.A.

COMPOSITION OF THE BOARD OF STATUTORY AUDITORS

Hereafter is the list of Banca Intesa's Statutory Auditors with the indication of their appointments in listed companies.

Gianluca Ponzellini
Chairman Board of Statutory Auditors Banca Intesa S.p.A., Chairman Board of Statutory Auditors Autogrill S.p.A., Chairman Board of Statutory Auditors De Longhi S.p.A.

Rosalba Casiraghi
Statutory Auditor Banca Intesa S.p.A., Statutory Auditor Telecom Italia S.p.A.

Paolo Andrea Colombo
Statutory Auditor Banca Intesa S.p.A., Statutory Auditor Lottomatica S.p.A., Chairman Board of Statutory Auditors Sirti S.p.A., Chairman Board of Statutory Auditors ENI S.p.A., Chairman Board of Statutory Auditors Saipem S.p.A., Chairman Board of Statutory Auditors Ansaldo STS S.p.A., Director Mediaset S.p.A., Director Sias S.p.A., Chairman Board of Directors Partecipazioni Italiane S.p.A.

Franco Dalla Sega
Statutory Auditor Banca Intesa S.p.A., Statutory Auditor Mittel S.p.A., Chairman Board of Statutory Auditors Immobiliare Lombarda S.p.A.

Livio Torio
Statutory Auditor Banca Intesa S.p.A.

CORPORATE GOVERNANCE CODE – SUMMARY TABLES

Post	Members	Board of Directors (data refers to 2005) Executive	Non-executive	Independent	****	Number of other appointments **	Internal Control Committee ***	****	Remuneration Committee ***	****	Nomination Committee (if present) [4] ***	****	Executive Committee (if present) ***	****
Chairman	Bazoli Giovanni		X		100%	4			X	100%			X	100%
Managing Director and CEO	Passera Corrado	X			100%	3							X	100%
Deputy Chairman	Bracchi Giampio		X	X	100%	5			X	100%			X	63%
Deputy Chairman	Camron René		X		60%	4								
Director	Ancarani Giovanni		X	X	80%	0	X	100%						
Director	Arcuti Francesco		X	X	100%	3								
Director	Benedini Benito		X	X	90%	1								
Director	Bernheim Antoine		X		70%	15								
Director	de Leusse Jean-Frédéric		X		90%	7								
Director	de Margerie Gilles		X		80%	3								
Director	Desiata Alfonso		X	X	90%	2	X	92%						
Director	Fassati Ariberto		X		100%	8							X	63%
Director	Forestieri Giancarlo		X		90%	2							X	100%
Director	Fumagalli Fabio		X	X	100%	5								
Director [1]	Jardim Gonçalves Jorge Manuel		X		44%	14								
Director [2]	Laurent Jean		X		80%	5								
Director	Nardozzi Giangiacomo		X	X	80%	2								
Director	Pavarani Eugenio		X	X	100%	0	X	100%						
Director	Perissinotto Giovanni		X		80%	15								
Director [3]	Riestra Mariano		X		30%	0							X	
Director	Ugo Ruffolo		X		67%	2								
Director	Strutz Eric		X		20%	9								
Director	Trombi Gino		X		90%	2			X	100%				

(1) Director Gonçalves resigned from his post on 1st December 2005.

(2) Director Laurent resigned from his post on 11th January 2006 and in substitution the Board of Directors of 24th January 2006 appointed Director Georges Pauget.

(3) Director Riestra was Member of the Executive Committee up to 14th April 2005.

(4) It was not deemed necessary to appoint a Nomination committee due to the composition of the shareholder base and the existence of a Voting syndicate which has among its purposes the designation of the components of the Board of Directors.

* The star indicates that the Director has been appointed from lists presented by minority shareholders.

** This column indicates, on the basis of declarations made by Directors themselves, the person's number of appointments as director or statutory auditor in other companies listed in regulated markets, even abroad, and in financial, banking and insurance companies, updated as at 31st January 2006. In the Report on corporate governance such appointments are set out in detail.

*** In this column "X" indicates that the Director is part of the relevant Committee.

**** This column indicates the percentage participation of Directors respectively in Board of Directors and Committee meetings.

Number of meetings held in the reference year
Board of Directors: 10
Internal Control Committee: 13
Remuneration Committee: 1
Nomination Committee: not present
Executive Committee: 12

Board of Statutory Auditors (appointed by the Shareholders' Meeting of 14th April 2005)

Post	Components	Percentage of participation to the meetings of the			Number of other appointments *
		Board of Statutory	Board of Directors	Executive Committee	
Chairman	Ponzellini Gianluca	97%	90%	83%	2
Statutory Auditor	Casiraghi Rosalba (**)	90%	100%	88%	1
Statutory Auditor	Colombo Paolo Andrea	77%	80%	75%	8
Statutory Auditor	Dalla Sega Franco	90%	90%	100%	2
Statutory Auditor	Tonio Livio	90%	100%	100%	-
Alternate Auditor	Giolia Paolo				
Alternate Auditor	Monti Francesca				

* The column indicates the person's number of appointments as director or statutory auditor in other companies listed in Italian regulated markets. In the Report on corporate governance such appointments are set out in detail.

** The star indicates that the Statutory Auditor has been appointed from lists presented by minority shareholders.

Quorum required for the presentation by minority shareholders of the lists for the election of one or more Statutory Auditors (as per Art. 148 TUF - Legislative Decree 58/1998 Combined regulations on financial intermediation): 1% of ordinary share capital (following the change in the Articles of Association with resolution of the Extraordinary Shareholders' Meeting of 24th June 2004)

Number of meetings held in the reference year
Board of Statutory Auditors: 30
Board of Directors: 10
Executive Committee: 12

OTHER PROVISIONS OF THE CORPORATE GOVERNANCE CODE

	YES/NO	Explanation of non-compliance with Code recommendations
System of delegated powers and transactions with related parties		
Does the Board delegate powers, defining their:		
a) limits	YES	
b) means of exercise	YES	
c) and frequency of communication?	YES	
Has the Board reserved to itself the examination and approval of operations which are particularly significant in terms of statement of income, balance sheet and financial impact (including transactions with related parties)?	YES	
Has the Board defined the guidelines and the criteria for the identification of "significant" transactions?	YES	Note: these refer to transactions with related parties.
Are the guidelines and criteria above described in the report?	YES	
Has the Board defined specific procedures for the examination and approval of transactions with related parties?	YES	
Are procedures for the approval of transactions with related parties described in the report?	YES	
Procedures applied in the most recent appointments of Directors and Statutory Auditors		
Did the deposit of the proposal for the appointments to the position of director occur at least ten days in advance?	NO	The appointments to the position of director occurs based on the proposals presented by shareholders. Since there is no list voting mechanism provided for by the Articles of Association, shareholders were not obliged to disclose proposed candidates in advance.
Were the proposals for the appointments to the position of director accompanied by detailed information?	NO	The candidates' curricula were disclosed during the Shareholders' Meeting which appointed directors.
Were the proposals for the appointments to the position of director accompanied by the indication of their eligibility as independent directors?	NO	
Did the proposal for the appointments to the position of statutory auditor occur at least ten days in advance?	YES	
Were the proposals for the appointments to the position of statutory auditor accompanied by detailed information?	YES	
Shareholders' Meetings		
Has the company approved a regulation for the Shareholders' Meeting?	NO	Past experience has shown that it is possible to ensure the correct functioning of the Shareholders' Meeting even without a specific regulation. Furthermore, at the beginning of every Meeting, the Chairman exercising the powers delegated by the Articles of Association, identifies the main guidelines to be used especially in discussion.
Is the regulation attached to the report (or does the report indicate where it may be obtained or downloaded)?	NO	
Internal control		
Has the company appointed people operating in the internal control system?	YES	
Are they hierarchically independent from the heads of operating areas?	YES	
Organisational unit in charge of internal control (as per Art. 9.3 of the Italian Civil Code)		Internal auditing.
Investor relations		
Has the company appointed a head of investor relations?	YES	
Organisational unit and references (address/telephone/fax/e-mail) of the head of investor relations		Head of Investor Relations: P.zza Scala 6 - 20121 Milano tel. +39 02 87943180 fax: +39 02 87943123 - e-mail: investor.relations@bancaintesa.it

Holdings of Directors, Statutory Auditors and General Managers

The table below indicates the equity investments in Banca Intesa and in other Group companies, directly or indirectly held by Directors, Statutory Auditors and members of the Bank's top management, as set forth by Art. 79 of Issuer Regulations 11971.

Surname and name	Equity investment	Number of shares held at the end of 2004	Number of shares purchased	Number of shares sold	Number of shares held at the end of 2005
Benedini Benito [*]	Banca Intesa ord. shares	8,980	15,821	19,152	5,649
Benedini Benito	Banca Intesa ord. shares	109,058	-	-	109,058
Bernheim Antoine	Banca Intesa ord. shares	398,533	-	-	398,533
Desiata Alfonso	Banca Intesa ord. shares	353,601	-	-	353,601
Forestieri Giancarlo [*]	Banca Intesa ord. shares	3,761	-	-	3,761
Passera Corrado	Banca Intesa ord. shares	-	10,000,000 [***]	5,752,980 [***]	4,247,020
Pavarani Eugenio	Banca Intesa ord. shares	988	-	659	329
Trombi Gino	Banca Intesa ord. shares	22,569	-	-	22,569
Trombi Gino	Banca Intesa sav. shares	315	-	-	315
Colombo Paolo Andrea [**]	Banca Intesa sav. shares	10,000	-	-	10,000
Colombo Paolo Andrea [**]	Banca Intesa ord. shares	467	-	-	467

[*] Jointly held with family members

[**] In the name of the spouse

[***] Shares deriving from excercise of stock options

Part I – Share-based payments

A. QUALITATIVE INFORMATION

Description of share-based payments

1. The stock option plan

The Extraordinary Shareholders' Meeting of Banca Intesa held on 17th December 2002 resolved upon a stock option plan, which sets forth the assignment, for free, of up to a maximum of 100,000,000 options to acquire 100,000,000 newly-issued Banca Intesa ordinary shares, to Banca Intesa or Group companies' managers. Each share shall start to accrue rights as of 1st January of the year in which the subscription takes place and shall have a nominal value of 0.52 euro. Following operations on the Company's capital, the Regolamento of the stock option plan sets forth that the Board of Directors may adjust subscription price and/or the number of underlying shares, for options to be exercised.

Such resolution provides top management with an effective instrument for motivating a wide number of managers, by connecting a part of their compensation to programmed results, and thus favouring the development of a culture strongly oriented to shareholder value-creation, consistent with the new principles at the base of the 2003-2005 Business Plan.

The stock option plan could involve in total up to a maximum of 250 beneficiaries among executives of Banca Intesa or Group companies and employees which are not executives but have roles deemed to be strategic. The beneficiaries of the plan and the number of options assigned to each beneficiary have been identified by the Board of Directors following the proposal made by the Managing Director and CEO; the number of options to be assigned to the Managing Director and CEO is defined by the Board of Directors following the proposal made by the Remuneration committee.

The plan set out two assignment cycles: the first within 31st January 2003 and the second within 31st July 2003. The options refer for one third to each of the fiscal years 2003, 2004 and 2005 and are divided in two different categories: "class A options" to be assigned to all the beneficiaries of the plan and "class B options", distributed in addition to the previous, to be assigned to the Managing Director and CEO and the other managers identified by the Board of Directors, following the proposal made by Banca Intesa's Managing Director and CEO.

The exercise of the options - by tranches starting from 2005 - is conditional upon the achievement of the following performance objectives for each of the years to which the options refer (2003-2004-2005):

- the return on the Banca Intesa ordinary share for the reference fiscal year be at least equal to the average return (to twice the average return for class B options) on BTP (fixed-income Government bonds) with a three-year maturity registered in the offering of such bonds to the market in the reference financial year;
- the financial indicator EVA - Economic Value Added in 2004 is positive and that EVA for 2005 is higher than in the previous year.

The exercise of all types of rights is conditional upon the following requirements: the beneficiary of the options must have an employment relationship with the Bank or any other Group company at the date of exercise of the rights and must be in the same position identified at the time of the assignment of the Options.

It is in any case possible to exercise the options for which, in the reference period, the objectives have not been met, provided that the objectives are recovered in the subsequent reference years.

The options' strike price is equal to the normal value of the share, that is the arithmetical average of the stock prices struck on the regulated market managed by Borsa Italiana (MTA) in the period from the date of assignment of the options (corresponding to the date in which the

Board of Directors fixes the number of options and the beneficiaries of the plan) to the same day of the previous calendar month.

Exercise of the options

With reference to the exercise period of stock options in 2005, the Board of Directors on 26th April 2005 verified that the performance objectives for the exercise of the options related to the years 2003 and 2004 had been achieved as set by the stock option plan connected to the implementation of the 2003-2005 Business Plan. In particular:

- the financial indicator EVA* - Economic Value Added for the Group was positive in 2004 for an amount of 312 million euro while it was negative in 2002 for 1,187 million euro;
- the total return on the Banca Intesa ordinary share in the years 2003 and 2004 in terms of capital gain and dividends was approximately 82%;
- market capitalisation increased by 10.5 billion euro between the end of 2002 and the end of 2004.

Consequently, in May 2005 64,548,330 options were exercised referred to 2003 and 2004 which - following the adjustment of the number of shares underlying each option, as provided for in the Regolamento of the plan in relation to the distribution of reserves and the attribution for free of own shares resolved upon by the Shareholders' Meeting of April 2003 and 2004 - led to the subscription of 67,667,061 shares. Of these 41,173,761 shares were later sold in the "block market". Following such subscriptions share capital was increased by 35 million euro.

The Managing Director and CEO invested the entire capital gain obtained from the exercise of his options in Banca Intesa shares, while the Company's top management in total reinvested in Bank shares over 50% of their capital gain.

The options referred to 2005 may be exercised - conditional upon the ascertainment by the Board of Directors that the conditions provided for in the Regolamento of the plan are met - in the period 1st -31st May of 2006 and 2007.

Determination of fair value

The measurement of the share-based payment plan occurred via the measurement of financial instruments assigned. The fair value of the options is calculated using a model which considers, in addition to information such as strike price and expiry date of the option, spot price of the shares and their expected volatility, expected dividends and the risk-free rate, as well as the specific characteristics of the plan which presents two exercise periods, two option classes with different expiry dates and different exercise conditions.

The model values the option and the probability of realisation of the conditions on the basis of which the options have been assigned, separately; the combination of the two values supplies the fair value of the assigned instrument.

The pricing model uses implied volatility as an input; since it is an ex post estimate of the fair value at date of assignment for the purposes of first-time adoption of international accounting principles, it was decided that it was acceptable to use as a proxy historic volatility. As concerns the other parameters, the historic dividend and the interbank yield curve were used. Lastly, as concerns the probability of market conditions, Montecarlo simulations were used.

2. Stock granting plan, for free, to employees

The Board of Directors of 20th December 2005 resolved to assign to Banca Intesa employees with an indefinite term labour contract, including part-time employees, in service as of 1st June 2006 - with the exclusion of definite-term workers and/or with apprentice contracts and personnel employed as of 1st January 2006 - Banca Intesa ordinary shares for a maximum value of 2,000 euro each. Similar resolutions have been made by the Boards of Directors of Group companies.

This resolution ratifies the agreement signed on 18th May 2005 by Banca Intesa and Trade Unions which set out an extraordinary bonus to employees in recognition of the results achieved in the implementation of the programmes aimed at improving productivity and competitiveness and of the results achieved in the realisation of the 2003-2005 Business Plan.

The assignment will occur in June 2006 via the purchase by Banca Intesa and Group companies of Banca Intesa shares on the market, and the subsequent attribution, for free, to employees.

Since it is an attribution for the service employees had already provided as at 31st December 2005 and since Banca Intesa's Board of Directors had already made the commitment at that date to propose the aforementioned assignment of shares to the Shareholders' Meeting summoned to approve the 2005 financial statements, the related charge, estimated on the basis of the fair value of the shares to be assigned, is posted in the 2005 statement of income under Personnel expenses.

Determination of the fair value

For the purpose of defining the charge, the fair value of services received by employees with reference to the fair value of assigned financial instruments was measured. In particular, the fair value of assigned shares is determined on the basis of the value of the share at date of assignment, restated to consider that shares are not fully disposable by the employee for a three-year period (unless the employee sustains the related tax charges in case of advance sale). The forward price of the share was measured as the capitalised value, at measurement date, of the share on the basis of the yield curve (interest rates, expected future dividends) at the same date.

As concerns the determination of the adjustment for the fact that the share is not fully disposable, the measurement of the negative premium occurred considering it similar to the premium of an American put option with i) underlying asset the Banca Intesa share, ii) starting date 1st June 2006, iii) strike price the forward price of the share simulated from the starting date, and iv) expiry date the end of the three-year period.

B. QUANTITATIVE INFORMATION

1. Annual changes

The table shows information regarding the assignment of stock options, according to the form set out by Attachment 3C to Consob Issuer Regulations. The form also includes the information required by the Bank of Italy with Circular 262/2005.

	Options held at the beginning of the period			Options assigned during the period			Options exercised during the period			Options expired	Options held at the end of the period		
	Number of options (1)	Average strike price	Average expiration	Number of options (2)	Average strike price	Average expiration	Number of options (3)	Average strike price	Average market price	in the period (4)	Number of options (5)=1+2-3-4	Average strike price	Average expiration
Managing Director and CEO	15 000 000	2 022	2005-2007				10 000 000	2 022			5 000 000	2 022	2005-2007
Other Beneficiaries (*)	81 630 000	2 052	2005-2007				54 546 330	2 052		626 667	26 455 003	2 054	2005-2007
Total	96 630 000	2 046	2005-2007				64 546 330	2 046	3.704	626 667	31 455 003	2 049	2005-2007

(*) Directors of Banca Intesa and other Group companies

With regard to the assignment for free of shares to employees the Boards of Directors Meetings of Banca Intesa and Group companies resolved to submit to the approval of the Shareholders' Meetings summoned to approve the 2005 financial statements the purchase of up to a maximum of 20,700,000 shares.

2. Other information

The charge of the stock option plan, corresponding to the fair value of assigned financial instruments, was recorded in the statement of income, with a corresponding increase in shareholders' equity, along the entire period of the plan. The charge registered in the 2005 statement of income equalled 8 million euro.

The charge for the free assignment of shares to employees recorded in the 2005 statement of income totalled 63 million euro.

Banca Intesa
Parent Company's financial statements

Banca Intesa - Financial highlights and financial ratios (*)

	2005	2004 including IAS 39 (°)	Changes amount	%
Statement of income (in millions of euro)				
Net interest income	3,194	3,078	116	3.8
Net fee and commission income	2,271	2,050	221	10.8
Profits (Losses) on trading	311	157	154	98.1
Operating income	6,195	6,036	159	2.6
Operating costs	-3,552	-3,673	-121	-3.3
Operating margin	2,643	2,363	280	11.8
Net adjustments to loans	-347	-518	-171	-33.0
Net income	1,564	1,234	330	26.7
Balance sheet (in millions of euro)				
Loans to customers	110,567	102,669	7,898	7.7
Financial assets / liabilities held for trading	24,756	22,155	2,601	11.7
Financial assets available for sale	2,771	2,529	242	9.6
Investments	13,441	12,685	756	6.0
Total assets	207,805	200,898	6,907	3.4
Direct customer deposits	137,862	134,589	3,273	2.4
Indirect customer deposits	203,738	219,635	-15,897	-7.2
of which assets under management	29,593	36,450	-6,857	-18.8
Net interbank position	2,543	8,031	-5,488	-68.3
Shareholders' equity	14,251	13,129	1,122	8.5
Operating structure				
Number of employees	30,663	31,350	-687	
- Italy	30,278	30,956	-678	
- Abroad	385	394	-9	
Number of branches	2,084	2,170	-86	
- Italy	2,078	2,164	-86	
- Abroad	6	6	-	

(*) Figures from the reclassified statement of income and reclassified balance sheet as described in the report on operations.

(°) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations, related liabilities and income (loss) after tax from discontinued operations, and iii) the effects of merger and transfer operations carried out in 2005.

	2005	2004 including IAS 39 [*]
Balance sheet ratios (%)		
Loans to customers / Total assets	53.2	51.1
Investments [a] / Total assets	6.5	6.3
Direct customer deposits / Total assets	66.3	67.0
Assets under management / Indirect customer deposits	14.5	16.6
Statement of income ratios (%)		
Net interest income / Operating income	51.6	51.0
Net fee and commission income / Operating income	36.7	34.0
Operating costs / Operating income	57.3	60.9
Net income / Average total assets (ROA)	0.8	0.6
Net income / Average shareholders' equity (ROE) [b]	12.3	10.3
Adjusted net income / Adjusted average shareholders' equity (adjusted ROE) [c]	13.8	11.0
Income (Loss) before tax from continuing operations / Risk-weighted assets [d]	1.5	1.3
Risk ratios (%)		
Net doubtful loans / Loans to customers	0.5	0.3
Cumulated adjustments on doubtful loans / Gross doubtful loans to customers	67.6	72.3
Capital at Risk (C.a.R.) [e] - average for the period	23.2	15.9
Capital at Risk (C.a.R.) [e] - period-end	33.7	13.5
Capital ratios (%)		
Tier 1 capital [f] net of preference shares / Risk-weighted assets (Core Tier 1)	7.59	7.94
Tier 1 capital [f] / Risk-weighted assets	8.56	8.94
Total capital [g] / Risk-weighted assets	12.10	14.10
Risk-weighted assets (in millions of euro)	144,769	137,053
Basic earnings per share (basic EPS) [h] - euro	0.225	0.189
Diluted earnings per share (diluted EPS) [i] - euro	0.224	0.188

[*] Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations, related liabilities and income (loss) after tax from discontinued operations, and iii) the effects of merger and transfer operations carried out in 2005.

[a] Investments include investments held to maturity, investments in associates and companies subject to joint control, property, equipment and intangible assets.

[b] Ratio between net income and weighted average of share capital, share premium reserve, reserves and valuation reserves.

[c] Ratio between net income inclusive of the change in the period in valuation reserves on assets available for sale and weighted average of share capital, share premium reserve, reserves and valuation reserves (excluding the aforementioned change in valuation reserves on assets available for sale).

[d] Total risk-weighted assets based on the relevant credit or market risk.

[e] The indicator probabilistically measures, in terms of average or period-end figures, market risks of the trading portfolio defined as the sum of Value at Risk (VaR) in time-series simulation, delta-gamma-vega VaR (DGV) and correlated and non-correlated simulations on illiquid parameters, using a 99% confidence level and 1 working-day holding period.

[f] Paid-in share capital, share premium reserve and reserves and retained earnings minus treasury shares, goodwill, intangible assets and after the application of so-called "prudential filters" set out by supervisory regulations.

[g] Tier 1 capital plus eligible subordinated liabilities, valuation reserves, with the application of so-called "prudential filters", net of equity investments as set out by supervisory regulations.

[h] Net income attributable to holders of ordinary shares compared to the weighted average number of ordinary shares outstanding.

[i] The dilutive effect is connected to the issue of ordinary shares following the potential exercise of all the stock options set out in the relevant assignment plan.

IAS/IFRS first-time adoption

Introduction

The adoption of international accounting principles also had significant effects on the Parent Company's financial statements.
The illustration of the new principles, Banca Intesa's adoption and the analysis of the differences with respect to previous financial statement preparation rules is contained in the specific chapter which precedes the Report on operations in the consolidated financial statements to which all reference must be made.

Reconciliation tables

The reconciliation of Banca Intesa's shareholders' equity at the transition dates (1st January 2005 for IAS 39 and 1st January 2004 for all other standards), as well as the reconciliation of net income for the whole of 2004 are set out below.
The reconciliation tables have been drawn up pursuant to provisions set forth by IFRS 1 and recalled, for the purposes of the preparation of the Consolidated reports as at 31st March 2005 and as at 30th September 2005 and the Half-year report, by Consob in its Regulation 14990 of 14th April 2005. These tables have the purpose of reconciliating the values of the last financial statements prepared using provisions of Legislative Decree 87/92 and values restated on the basis of international accounting principles.
Since, as mentioned above, IAS 39 has been applied from 1st January 2005, for comparative purposes the Group has estimated the effects of IAS/IFRS adoption on financial instruments as at 1st January 2004 and net income for the whole of 2004 on the basis of the available information.
The reconciliation of shareholders' equity as at 1st January 2004 (with the exclusion of estimated impact of IAS 39) and as at 1st January 2005, as well as the reconciliation, excluding IAS 39, of net income as at 31st December 2004 have been audited by the Independent Auditors. The result of the task performed by the Independent Auditors is contained in the Independent Auditors' Report on the Parent Company's financial statements as at 31st December 2005.
The analysis of the new standards and their application led to identify the following impacts on financial statement captions.

Reconciliation of shareholders' equity as per Legislative Decree 87/92 to IAS/IFRS shareholders' equity

(in millions of euro)

	01.01.2004 Impact of IAS/IFRS first-time adoption	01.01.2004 Impact of IAS/IFRS first-time adoption (including IAS 39)	31.12.2004 Impact of IAS/IFRS first-time adoption	01.01.2005 Impact of IAS/IFRS first-time adoption (including IAS 39) (*)
Shareholders' equity (as per Legislative Decree 87/92)	14,745	14,745	14,544	14,547
RESERVES	-1,283	-3,073	-96	-2,023
- Due from banks and loans to customers				
- individual measurement of non-performing loans		-480	-	-558
- collective measurement of performing loans		-199	-	-123
- other impacts	-	-131	-	-113
- Financial assets held for trading				
- fair value measurement of trading securities and related derivatives		76	-	12
- fair value measurement of derivatives: credit risk adjustment and bid ask spread		-150	-	-165
- fair value measurement of derivatives: separation of embedded derivatives from issued bonds		-223	-	-349
- fair value measurement of equity investments classified as held for trading		-154	-	-117
- Hedging derivatives				
- fair value hedges: fair value measurement of hedging derivatives and hedged items	-	8	-	8
- hedge accounting adjustments	-	-176	-	-172
- Property, equipment and intangible assets				
- derecognition of depreciation of land	170	170	185	185
- items that do not qualify for recognition as intangible assets	-1	-1	-1	-1
- goodwill impairment	-34	-34	-29	-29
- Allowances				
- collective measurement of guarantees and commitments		-69	-	-68
- unrecognised allowances for risks and charges and discounting of provisions	43	44	43	57
- actuarial valuation of employee termination indemnities and allowances for pensions	-6	-6	-2	-2
- Dividends accrued	-481	-481	-293	-293
- Reserve for own shares	-1,015	-1,015	-	-
- Other impacts	45	-250	1	-294
VALUATION RESERVES	-	95	-	163
Financial assets available for sale				
- fair value measurement of debt securities		12	-	12
- fair value measurement of equities	-	93	-	161
- Cash flow hedges				
- cash flow hedges fair value measurement of derivatives		10		10
Tax	-71	376	-67	442
Total impacts of IAS/IFRS first-time adoption	-1,354	-2,602	-163	-1,418
IAS/IFRS shareholders' equity	**13,391**	**12,143**	**14,381**	**13,129**

(*) Shareholders' equity as per Legislative Decree 87/92 including effects of the merger of Banca Intesa in Intesa Sistemi e Servizi.

Reconciliation of net income as per Legislative Decree 87/92 to IAS/IFRS net income

(in millions of euro)

	31.12.2004 Impact of IAS/IFRS first-time adoption	31.12.2004 Impact of IAS/IFRS first-time adoption (including IAS 39)
Net income (as per Legislative Decree 87/92)	1,141	1,141
Net interest income	-42	54
Dividends	189	189
Net fee and commission income	-	-
Profits (Losses) on trading	-	-255
Other operating income (expenses)	-	-
Operating costs	47	47
Goodwill	-	-
Adjustments and provisions	14	36
Change in the reserve for general banking risks and other allowances	-	-
Taxes and other	-40	22
Total impacts of IAS/IFRS first-time adoption	168	93
IAS/IFRS net income	1,309	1,234

Changes in shareholders' equity as at 1st January 2005 following IAS/IFRS first-time adoption

(in millions of euro)

	Share capital		Share premium reserve	Reserves		1.1.2005 Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
SHAREHOLDERS' EQUITY AS AT 31.12.2003 (*)	3,076	485	5,404	2,334	85	-	-	887	-	-	1,015	1,356	14,745
CHANGES IN INITIAL BALANCES (Transition to IAS/IFRS - Except IAS 39)	-	-	-	-335	-	-	-	-	-	-	+1,015	-	-1,364
BALANCES AS AT 01.01.2004	3,076	485	5,404	1,999	85	-	-	887	-	-	-	1,356	13,381
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR													
Reserves				1,024								-1,024	-
Dividends and other allocations												-335	-335
CHANGES IN THE PERIOD													
Changes in reserves			2	6									8
Operations on shareholders' equity													
Issue of new shares													
Purchase of treasury shares													-
Extraordinary dividends													
Changes in equity instruments													-
Derivatives on treasury shares													
Stock options				8									8
2004 net income (loss)												1,309	1,309
RESTATED SHAREHOLDERS' EQUITY AS AT 31.12.2004 (**)	3,076	485	5,401	3,032	85	-	-	887	-	-	-	1,309	14,381
CHANGES IN INITIAL BALANCES													
(Transition to IAS/IFRS - IAS 39)	-	-	-	-1,416	-	185	-4	-	-	-	-	-	-1,255
(Merger in Banca Intesa of Intesa Sistemi e Servizi)	-	-	-	3	-	-	-	-	-	-	-	-	3
BALANCES AS AT 01.01.2005	3,076	485	5,401	1,619	85	185	-4	887	-	-	-	1,309	13,129

(*) Determined using Italian accounting principles (Legislative Decree 87/92)

(**) Except for IAS 39

Reconciliation of net income as per Legislative Decree 87/92 to IAS/IFRS net income as at 31st December 2004

(in millions of euro)

	31.12.2004 (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	Impact of IAS/IFRS first-time adoption IAS 39 (C)	31.12.2004 IAS/IFRS (except IAS 39) (D=A+B)	31.12.2004 IAS/IFRS (E=A+B+C)
Net interest income	3,083	-42	96	3,041	3,137
Dividends and other revenue	368	189		557	557
Interest margin	3,451	147	96	3,598	3,694
Net commissions	2,056		-	2,056	2,056
Profits (losses) on financial transactions	355	-	-255	355	100
Other operating income, net	253	-		253	253
Net interest and other banking income	6,115	147	-159	6,262	6,103
Administrative costs	-3,615	28		-3,587	-3,587
of which: - Payroll	-2,010	28	-	-1,982	-1,982
- Other	-1,605			-1,605	-1,605
Adjustments to fixed assets and intangibles	-120	19	-	-101	-101
Operating costs	-3,735	47	-	-3,688	-3,688
Operating margin	2,380	194	-159	2,574	2,415
Provisions for risks and charges	-106	14	10	-92	-82
Net adjustments to loans and provisions for possible loan losses	-678	-	12	-678	-666
Net adjustments to financial fixed assets	133	-	-	133	133
Income from operating activities	1,729	208	-137	1,937	1,800
Extraordinary income (loss)	-190	-27	-	-217	-217
Income taxes for the period	-398	-13	62	-411	-349
Change in the reserve for general banking risks and other reserves	-	-	-	-	-
Net income for the period	1,141	168	-75	1,309	1,234

Restatement of the statement of income as per Legislative Decree 87/92 to IAS/IFRS statement of income (except IAS 39) as at 31st December 2004

(in millions of euro)

IAS/IFRS / Legislative Decree 87/92	Statement of income as per Legislative Decree 87/92	Interest margin	Net fee and commission income	Dividend and similar income	Profits (Losses) on trading	Profits (Losses) on disposal of assets / liabilities	Net losses / recoveries on impairment of other financial activities	Admin. expenses	Net provisions for risks and charges	Net adjustments to / recoveries on property, equipment and intangible assets	Other operating expenses (income)	Profits (Losses) on investments in associates and companies subject to joint control	Profits (Losses) on disposal of investments	Taxes on income from continuing operations	Net income (loss)
Interest income and similar revenues	6 463	6 463													
Interest expense and similar charges	-3 466	-3 466													
Dividends and other revenues	685			685											
Commission income	2 332		2 332												
Commission expense	-278		-278												
Profits (Losses) on financial transactions	125				125										
Gross returns (losses) on investment of the allowances for pensions and similar commitments	2										2				
Administrative costs	-3 642														
- payroll	-2 028							-2 011							
- other	-1 614							-1 621							
Allocation (Use) of net returns (losses) on investment of the allowances for pensions and similar commitments	-2										-2				
Adjustments to fixed assets and intangibles	-120									-120					
Provisions for risks and charges	-111								-111						
Adjustments to loans and provisions for guarantees and commitments	-1,012														
Write-back of adjustments to loans and provisions for guarantees and commitments	279														
Total adjustments to / write back of	-733				1		-732	-7							
Provisions for possible loan losses	-														
Adjustments to financial fixed assets	-152														
Write-back of financial fixed assets	284														
Total adjustments to / write back of financial fixed assets	132											138			
Other operating income	295														
Extraordinary income	324														
Other operating expenses	-16														
Extraordinary charges	-454														
Total operating income / expenses	153	2	-4	-1		-2	-2	-42	-153	19	341	34	31	-16	
Change in the reserve for general banking risks	-														
Income taxes	-399													-396	
Net income for the period	1,141														1,141
Impact of IAS/IFRS first-time adoption				186				-3	3	19	-27			-13	166
TOTAL	1 141	2 996	2 050	873	126	-2	-734	-3 745	-261	-82	314	172	31	-429	1,309

Reconciliation of balance sheet as per Legislative Decree 87/92 to IAS/IFRS balance sheet as at 31st December 2004 and as at 1st January 2005

(in millions of euro)

Assets	31.12.2004 (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	Impact of IAS/IFRS first-time adoption (IAS 39) (C)	31.12.2004 IAS/IFRS (except IAS 39) (D=A+B)	01.01.2005 IAS/IFRS (including IAS 39) (E=A+B+C) (#)
1 Cash and deposits with central banks and post offices	657	313	0	970	970
2 Loans					
- loans to customers	102,914	599	-727	103,513	102,786
- due from banks	36,522	155	23	36,677	36,700
3 Trading portfolio	26,536	265	1,311	26,801	25,490
of which Own shares	-	-	-	-	-
4 Fixed assets					
a) investment portfolio	711	6	-	717	717
b) equity investments	13,731	-	-503	13,731	13,228
c) tangible and intangible	1,215	119	482	1,334	1,816
5 Other assets	21,651	-2,078	-382	19,573	19,191
Total Assets	**203,937**	**-621**	**-2,418**	**203,316**	**200,898**

Liabilities and Shareholders' Equity	31.12.2004 (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	Impact of IAS/IFRS first-time adoption (IAS 39) (C)	31.12.2004 IAS/IFRS (except IAS 39) (D=A+B)	01.01.2005 IAS/IFRS (including IAS 39) (E=A+B+C) (#)
1 Debts					
- due to customers	74,818	1,137	3	75,955	75,956
- securities issued	52,993	177	-2,628	53,170	50,542
- due to banks	27,420	72	50	27,492	27,542
2 Allowances with specific purpose	3,011	-704	79	2,307	2,386
3 Other liabilities	21,939	-1,313	1,202	20,626	21,828
4 Allowances for possible loan losses	-	-	-	-	-
5 Subordinated and perpetual liabilities	9,212	173	128	9,385	9,513
6 Shareholders' equity					
- share capital and reserves	13,403	-331	-1,177	13,072	11,895
- net income for the period	1,141	168	-75	1,309	1,234
Total Liabilities and Shareholders' Equity	**203,937**	**-621**	**-2,418**	**203,316**	**200,898**

(#) including the effects of the merger in Banca Intesa of Intesa Sistemi e Servizi

Restatement of the balance sheet as per Legislative Decree 87/92 to IAS/IFRS balance sheet (except IAS 39) as at 31st December 2004

(in millions of euro)

Legislative Decree 87/92 \ IAS/IFRS	Financial statements as Legislative Decree 87/92	Reclassif. IAS except IAS 39	Financial statements IAS except IAS 39	Cash and cash equivalents	Financial assets held for trading	Investments held to maturity	Due from banks	Loans to customers	Investments in associates and companies subject to joint control	Property and equipment	Intangible assets	Tax assets	Non-current assets held for sale and discontinued operations	Other assets	Total
ASSETS															
Cash and deposits with central banks and post offices	657	313	970	970											970
Loans to customers	102 914	599	103 513					103 513							103 513
Due from banks	36 522	155	36 677				36 677								36 677
Trading portfolio	26 536	265	26 801		26 801										26 801
Investment portfolio	711	6	717			717									717
Equity investments	13 731	-	13 731						13 731						13 731
Fixed assets and intangibles	1 215	119	1 334							1 332	2				1 334
Other assets	21 651	-2 078	19 573		13 533							2 623		3 417	19 573
TOTAL ASSETS	203 937	-621	203 316	970	40 334	717	36 677	103 513	13 731	1 332	2	2 623	-	3 417	203 316

(in millions of euro)

Legislative Decree 87/92 \ IAS/IFRS	Financial statements as Legislative Decree 87/92	Reclassif. IAS except IAS 39	Financial statements IAS except IAS 39	Due to banks	Due to customers	Securities issued	Financial liabilities held for trading	Tax liabilities	Other liabilities	Employee termination indemnities	Allowances for risks and charges	Valuation reserves	Reserves	Share premium reserve	Share capital	Net income (loss)	Total liabilities and shareholders' equity
LIABILITIES AND SHAREHOLDERS' EQUITY																	
Due to customers	74 618	1 337	[illegible]		[illegible]												75 955
Securities issued	52 993	177	53 170			53 170											53 170
Due to banks	27 420	72	27 492	27 492													27 492
Allowances with specific purpose	3 011	-704	2 307					599		619	1 089						2 307
Other liabilities	[illegible]	-1 313	20 626				14 237		6 389								20 626
Allowance for possible loan losses																	
Subordinated and perpetual liabilities	9 212	173	9 385	3 424	516	5 445											9 385
Share capital, reserves and reserve for general banking risks	13 400	333	13 072									967	2 118	5 408	3 561		13 072
Net income for the period	1 141	168	1 309													1 309	1 309
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	203 937	-621	203 316	26 916	76 471	60 615	14 237	599	6 389	619	1 089	967	2 118	5 408	3 561	1 309	203 316

Impact of first-time adoption of IAS/IFRS on capital for supervisory purposes and on capital ratios as at 31st December 2004

(in millions of euro)

	31.12.2004	01.01.2005 IAS/IFRS (including IAS 39)	Changes
Tier 1 capital	14,115	12,252	-1,863
Tier 2 capital	7,719	7,774	55
Items to be deducted	-1,197	-706	491
Total capital	20,637	19,320	-1,317
Credit risks	8,832	8,794	-38
Market risks	592	592	-
Tier 3 subordinated loans	-	-	-
Other capital requirements	208	208	-
Capital requirements	9,632	9,594	-38
Excess capital	11,005	9,726	-1,279
Risk-weighted assets	137,598	137,053	-545
Capital ratios %			
Core Tier 1 / Total risk-weighted assets	9.27	7.94	-1.32
Tier 1 / Total risk-weighted assets	10.26	8.94	-1.32
Total capital / Total risk-weighted assets	15.00	14.10	-0.90

Shareholders' equity for supervisory purposes and capital ratios have been calculated on the basis of balance sheet aggregates and net income determined applying IAS/IFRS and the so-called "prudential filters" supplied by the Basel Committee via certain press releases in 2004.

Report on operations

The Parent Company Banca Intesa

The Report which accompanies the consolidated financial statements illustrates Gruppo Intesa's operations in 2005. The financial statements of the Parent Company, Banca Intesa S. p.A., are illustrated hereafter referring also to the information contained in that report especially as concerns the illustration of the Business Plan and operations development in the various business areas.

General aspects

The Parent Company's economic results and balance sheet aggregates for 2005 indicated in the tables hereafter have also been prepared using IAS/IFRS. Banca Intesa decided to use the faculty granted by Legislative Decree 38/2005 which enables to anticipate to the 2005 financial statements - as an alternative to compulsory adoption which is required from the financial statements closed or in course as at 31st December 2006 - the adoption of international accounting principles in parent company financial statements of listed companies and banks.
Such results are compared with the figures for 2004 restated on a consistent basis. Restatement has been conducted including estimated effects of application of IAS 39 as of 1st January 2004. The comparison which is in itself complex, is overall founded on prudential appraisals and reliably represents the Parent Company's operations development in the two periods under consideration.
Furthermore, the effects of the merger of Intesa Sistema e Servizi have been included as well as the effects of the acquisition of Banca Caboto's operations area and Nextra's middle and back office activities described in greater detail in the Notes to the Parent Company's financial statements. Lastly, it must be noted that the impact of the sale of doubtful loans completed in the year are recorded in the specific caption "Income (Loss) after tax from discontinued operations". The comparative figure is restated on a consistent basis. In the balance sheet, such assets and related liabilities, no longer present as at 31st December 2005, are indicated in the specific caption in the "2004" column.

Reclassification criteria

As already described in the Report which accompanies the consolidated financial statements, - for the purpose of a more effective representation of results - condensed statement of income and balance sheet forms have also been prepared for the Parent Company and are presented in the following tables.
The statement of income is drawn up according to presentation criteria deemed to be better suited to represent the content of captions according to the principle of operating consistency and through the opportune restatements listed below:

- dividends on equity investments connected to financings are reclassified in net interest income;
- dividends on shares classified as assets available for sale and as assets held for trading are reallocated in profits (losses) on trading;
- fair value adjustments in hedge accounting are registered in net interest income due to their close correlation;
- profits and losses on disposal or repurchase of financial assets available for sale and of financial liabilities are included in profits (losses) on trading;
- recovery of expenses and of taxes and duties are directly deducted from administrative expenses instead of recorded in other operating income;
- profits and losses on disposal or repurchase of loans are posted in net adjustments to loans;

- net impairment losses on other financial activities, mainly related to guarantees, commitments and credit derivatives, are registered in net adjustments to loans;
- the reduction in time value on loans is recorded in net interest income instead of being allocated in net adjustments to loans, since the phenomenon derives directly from the application of the amortised cost criterion in absence of changes in forecasted expected future flows. A consistent approach is used for the time value of Employee termination indemnities and Allowances for risks and charges;
- permanent impairment of property, equipment and intangible assets are excluded from net adjustments to property, equipment and intangible assets - that thus solely express depreciation and amortisation - and are included in a residual caption which records net impairment losses on financial assets available for sale, investments held to maturity and other financial activities;
- profits (losses) on disposal of investments are recorded in profits (losses) on investments held to maturity and on other investments.

As concerns the balance sheet, the condensed table of assets and liabilities reflects the following groupings aimed at more clearly and effectively portraying the balance sheet and financial situation:

- the inclusion of Cash and cash equivalents in the residual caption Other assets;
- the inclusion of net hedging derivatives in Other assets/liabilities;
- the aggregation in just one caption of property and equipment and intangible assets;
- the aggregation of "Due to customers" and "Securities issued" in just one caption;
- the aggregation in just one caption of allowances for specific purpose (Employee termination indemnities and Allowances for risks and charges);
- the presentation of Reserves as just one aggregate.

Reclassified statement of income

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	Changes %
Net interest income	3,194	3,078	116	3.8
Dividends	311	512	-201	-39.3
Net fee and commission income	2,271	2,050	221	10.8
Profits (Losses) on trading	311	157	154	98.1
Other operating income (expenses)	108	239	-131	-54.8
Operating income	6,195	6,036	159	2.6
Personnel expenses	-2,044	-2,145	-101	-4.7
Other administrative expenses	-1,165	-1,183	-18	-1.5
Adjustments to property, equipment and intangibles assets	-343	-345	-2	-0.6
Operating costs	-3,552	-3,673	-121	-3.3
Operating margin	2,643	2,363	280	11.8
Net provisions for risks and charges	-291	-264	27	10.2
Net adjustments to loans	-347	-518	-171	-33.0
Net impairment losses on other assets	-19	-42	-23	-54.8
Profits (Losses) on investments held to maturity and on other investments	210	199	11	5.5
Income (Loss) before tax from continuing operations	2,196	1,738	458	26.4
Taxes on income from continuing operations	-610	-414	196	47.3
Income (Loss) after tax from discontinued operations	-22	-90	-68	-75.6
Net income	1,564	1,234	330	26.7

(*) Comparative figures calculated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the effects of merger and transfer operations carried out in 2005.

Banca Intesa's statement of income for 2005 - the most significant component of the Group's consolidated financial statements - closed with a net income of 1,564 million euro, with an almost 27% increase with respect to the comparative figure, which reflected both the positive trend of operating income, and the reduction in costs. Such trends, combined with lower net adjustments to loans and other assets, determined a considerable rise in Income (Loss) before tax from continuing operations and, despite the higher tax burden, in net income.

The reclassified statement of income for 2005, set out in the table, highlighted **operating income** - made up of revenues, costs and valuation effects on ordinary operations - amounting to 6,195 million euro, with a 2.6% growth rate with respect to the comparative figure. Quarterly development showed that overall income - considering the seasonality of dividends - was moderately affected by the lower contribution of trading activities in the last quarter.

More specifically, net interest income showed, with 3,194 million euro, a 3.8% annual growth rate. As concerns the trend of single components, net interest income with customers - if considered together with interests on related funding via securities and connected differentials on hedging derivatives - recorded a significant rise in relation to the higher intermediated volumes, especially in the retail segment and the disbursements to public entities and for the funding of infrastructural projects. The rise was partly absorbed by the negative contribution of interest on interbank activities with respect to the 2004 figure, the latter included the portion of differentials on hedging derivatives connected to investments with banking counterparties as part of structured finance transactions carried out in the previous year and almost absent in 2005. In addition to the aforementioned trends financial assets held for trading and available for sale posted positive net contributions.

Net interest income in the reclassified statement of income also includes – as already mentioned – the effects of the "reduction in time value", which derives directly from the application of the amortised cost criterion. A consistent approach is used for the time value of Employee termination indemnities and Allowances for risks and charges.

Net interest income also comprised 18 million euro of positive fair value adjustments in hedge accounting that is the imbalance of positive and negative variations in the fair value of hedging derivatives and the relevant assets and liabilities hedged.

As concerns dividends collected, that totalled 311 million euro compared to the 512 million euro of 2004, the most significant amounts referred to Cariparma (85 million euro), FriulAdria (31 million euro), Intesa Real Estate (30 million euro), Intesa Mediofactoring (25 million euro), Setefi (23 million euro) and Intesa Casse del Centro (21 million euro). The decrease in the overall value of the caption – which in the reclassified statement of income does not include the amounts related to shares held for trading, posted in profits (losses) on trading – was ascribable to lower income for 2004 resolved upon by certain subsidiaries also for the purpose of maintaining an adequate capital base considering the application of IAS/IFRS.

A positive trend was registered by net fee and commission income, with an approximately 11% growth rate to 2,271 million euro due to the considerable contribution of commissions on management, dealing and consultancy, (approximately +23%) connected to the placement of insurance products, almost doubled with respect to the previous year, and of securities.

Profits (losses) on trading, which includes profits, losses and valuation effects on disposal of financial assets held for trading or available for sale, as well as dividends collected on securities held for trading or available for sale, totalled 311 million euro and almost doubled with respect to the figure of 2004, as the combined effect of the trend of the various operating areas. More specifically, the negative result of interest rate activities (-128 million euro, ex -110 million euro) was entirely absorbed by the positive contribution of equities (311 million euro, ex 203 million euro), which include the effects of disposal and valuation of certain equity stakes and derivatives classified as held for trading. Positive results were also generated by foreign exchange activities (53 million euro, ex 33 million euro) and credit derivatives (11 million euro, ex 19 million euro).

The registration in the income statement of income and losses realised on assets available for sale and financial liabilities led to a positive contribution of 64 million euro and the most significant component (24 million euro) referred to the sale of the equity stake in Banco Comercial Portugues.

Other net operating income decreased (approximately -55% to 108 million euro) and – as indicated above – in the reclassified statement of income, does not include the recoveries of expenses and taxes and duties, directly deducted from administrative expenses. The most significant amounts which made up the caption referred, among income, to consideration for services rendered to Group companies (133 million euro) and, among expenses, to amortisation of leasehold improvements (22 million euro).

Operating costs totalled 3,552 million euro and continued the downward trend which commenced some time ago. More specifically, the decrease in personnel expenses (-4.7% to 2,044 million euro) was the result of a decline in the number of staff (approximately 1,600 units in average terms on a consistent basis), also in relation to the high number of applications to the Solidarity Allowance (approximately 2,000 units in 2004 and approximately 580 units in 2005). This effect was only partly absorbed by higher charges for the renewal of the national labour contract and those connected to the stock granting plan, amounting to 2,000 euro per employee, which – as provided for by international accounting principles and as described in detail in the Notes to the consolidated financial statements – were registered in the statement of income of 2005, for an overall amount of 55 million euro.

Administrative expenses also decreased (-1.5% to 1,165 million euro), though with diverse trends in the various expense captions. Reductions were recorded by general structure costs (approximately -10%) and management of real estate assets (approximately -9%). Whereas growth-related expenses increased: information technology expenses (+2.6%) in relation to the rationalisation and optimisation programmes under way, advertising expenses (+4.7%) for the launch of new products, and legal and professional expenses (+19.7%) also in relation to development programmes in Italy and abroad. Adjustments to property, equipment and intangible assets totalled 343 million euro (ex 345 million euro), practically stable on 2004.

Considering quarterly development, operating costs reflected, in addition to the usual and physiological upward trend towards the end of the year, the aforementioned provisions for the shares to be assigned to employees.

The combined effect of the positive trend recorded by income and operating costs led to an **operating margin** of 2,643 million euro, approximately 12% higher than the comparative figure, and a considerable improvement in the cost/income ratio from 60.9% to 57.3%. The quarterly development of the margin was affected, not considering the seasonality of dividends, by the already-mentioned rise in certain expenses at the end of the year.

Income before tax from continuing operations, at 2,196 million euro, highlighted an over 26% progress. The figure was net of net provisions for risks and charges of 291 million euro, destined to maintain an adequate coverage of legal disputes under way. The figure recorded an approximately 10% rise, also for the purpose of facing any negative outcomes of the action promoted during 2005 by the Extraordinary Commissioner of the Parmalat g roup for revocatory actions related to payments made by the Parmalat group to Gruppo Intesa in the twelve months before its state of insolvency, as well as payment of any damages caused in the origination of debt instruments. Banca Intesa repeated the fairness and legitimacy in its behaviour, but in any case proceeded to increase provisions to the allowance for risks and charges based on the usual prudent criteria.

Net adjustments to loans posted a marked reduction to 347 million euro, 33% lower than the comparative figure, as the combined effect of a reduction in adjustments to non-performing loans and a considerable increase in write-backs, attributable to the return to performing in 2005 of two important positions classified as substandard in previous yea rs. As concerns various non-performing loan categories, net adjustments on doubtful loans totalled 303 million euro (+2%) and on substandard loans 94 million euro (-58%). Furthermore, as provided for by new Bank of Italy instructions, adjustments to loans past due by over 180 days were included for the first time and totalled 22 million euro. Collective measurement of performing loans, led to net write-backs of 37 million euro, 7.5% lower than the comparative figure. Write-backs were also recorded on guarantees and commitments (35 million euro compared to net adjustments of 37 million euro in 2004).

Net income also reflected the contribution of net impairment losses on other assets amounting to 19 million euro (ex 42 million euro) mostly referred to financial assets available for sale, as well as profits on investments held to maturity and on other investments of 210 million euro, which included the disposal and valuation effects of equity stakes and those realised on investments held to maturity. The most significant valuation effects for 2005 referred to write-backs on Intesa Gestione Crediti (48 million euro) and Intesa Holding International (129 million euro), in relation to the positive results achieved by the holding company in Luxembourg. The most significant amounts in income from the sale of equity investments referred to Banco de Investimento Imobiliario (50 million euro), Milano Zerotre (14 million euro) and Intesa Fiduciaria SIM (14 million euro). In 2004 the figure (199 million euro) derived from the write-back on Intesa Holding International, which had already started to benefit from the positive performance of the Eastern-European subsidiaries after the considerable losses recorded previously by the South-American subsidiaries.

Income before tax from discontinued operations registered the economic results of loans sold by Banca Intesa in the last quarter of the year as part of the aforementioned sale of doubtful loans to Merrill Lynch and Fortress. The caption, which net presented a negative balance of 22 million euro, included, in addition to losses on disposal (10 million euro), net interest income and operating costs, net of the related tax impact. The comparative figure for 2004, restated on a consistent basis, was negative and totalled 90 mill ion euro, due to the write-downs registered in that year on the loans which were subsequently sold.

As already illustrated above, Net income equalled 1,564 million euro (approximately +27% on the figure of 2004), after the registration of a tax charge of 610 million euro, with a higher incidence with respect to the comparison period due to the stricter tax regime on dividends.

Reclassified balance sheet

(in millions of euro)

Assets	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Financial assets held for trading	38.892	38.088	804	2.1
Financial assets available for sale	2.771	2.529	242	9.6
Investments held to maturity	-	-	-	
Due from banks	35.725	36.996	-1.271	-3.4
Loans to customers	110.567	102.669	7.898	7.7
Equity investments	11.568	10.869	699	6.4
Property, equipment and intangible assets	1.873	1.816	57	3.1
Tax assets	2.258	3.243	-985	-30.4
Non-current assets held for sale and discontinued operations	-	763	-763	
Other assets	4.151	3.925	226	5.8
Total Assets	207.805	200.898	6.907	3.4

Liabilities and Shareholders' Equity	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Due to banks	33.182	28.965	4.217	14.6
Direct customer deposits	137.862	134.589	3.273	2.4
Financial liabilities held for trading	14.136	15.933	-1.797	-11.3
Tax liabilities	437	553	-116	-21.0
Liabilities associated with non-current assets held for sale and discontinued operations	-	10	-10	
Other liabilities	5.728	5.883	-155	-2.6
Allowances for specific purpose	2.209	1.836	373	20.3
Share capital	3.596	3.561	35	1.0
Reserves	7.794	7.184	610	8.5
Valuation reserves	1.297	1.150	147	12.8
Net income	1.564	1.234	330	26.7
Total Liabilities and Shareholders' Equity	207.805	200.898	6.907	3.4

(*) Comparative figures calculated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the effects of merger and transfer operations carried out in 2005.

Loans to customers as at 31st December 2005 totalled 110,567 million euro, with a 7.7% rise with respect to the figure for December 2004, mostly ascribable to the considerable progress of mortgages (+13% to 48,812 million euro), which at the end of 2005 represented approximately 44% of total loans to customers. The favourable trend of this contract type was accompanied by the positive contribution of current accounts (+2.9% to 14,764 million euro), of advances and other loans (+1.3% to 40,014 million euro) and securities underwritten at the time of issue for the purpose of financing the issuer (1,657 million euro, ex 604 million euro, mainly made up of securities issued by Local entities), classified as loans to customers as provided for by IAS/IFRS. Even excluding the increase in repurchase agreements (-6.5% to 2,190 million euro) - which are typically financial - the rise in loans to customers would have been 6.6%. Including net value of related fair value hedge derivatives connected to loans to customers, which as at 31st December 2005 amounted to 22 million euro, loans to customers would have recorded an overall growth rate of 7.8%.

As regards loan portfolio quality, non-performing loans highlighted a rise with respect to the end of 2004 (approximately +5% to 3,130 million euro), as a result of diverse trends recorded by its various components. The rise in doubtful loans (573 million euro, ex 334 million euro) was entirely offset by the more significant reduction in substandard loans (2,095 million euro, ex 2,542 million euro), also ascribable to the aforementioned return of significant positions to

performing. The relative coverage indexes, determined on the basis of cumulated provisions, respectively equalled approximately 68% for doubtful loans and approximately 28% for substandard loans. As already indicated, according to new Bank of Italy provisions, starting from the 2005 financial statements non-performing loans also include loans past due by over 180 days, that as at 31st December amounted to 462 million euro.

Performing loans totalled 107,437 million euro, collective provisions (477 million euro), determined based on the risk configuration of the loan portfolio, guaranteed – net of repurchase agreements and loans to subsidiaries – a 0.51% coverage. Furthermore, it must be noted that a further 125 million euro covered off-balance sheet risks and 22 million euro represented collective provisions for due from banks.

Direct customer deposits increased to 137,862 million euro (+2.4%), despite the transfer of positions, in the year, to Intesa Private Banking, the new Group bank operating with specific competencies in the high net worth individuals segment. The trend of the single components which make up the aggregate highlighted a rise in due to customers (+5.7% to 80,888 million euro), mostly ascribable to the issue of commercial paper on the US market via the subsidiary Intesa Funding as well as the higher volumes at the end of the year of deposits of certain primary clients operating on the international markets.

The rise in due to customers more than offset the decrease in securities issued (-1.9% to 56,974 million euro), determined by the contraction in bond issues, only partly offset by higher funding via certificates of deposit by branches abroad. Including in the aggregate the net value of related fair value hedge derivatives, which as at 31st December 2005 amounted to 224 million euro, total customer deposits equalled 138,086 million euro, with a 2.4% rise with respect to 2004.

The overall downward trend recorded by **indirect customer deposits** (-7.2% to 203,738 million euro) was instead entirely ascribable to the aforementioned transfer of positions to Intesa Private Banking. As concerns breakdown of the caption, following the closing of the sale of Nextra at the end of the year, customers' direct investments in Nextra funds were no longer recorded under assets under management and were instead posted in under administration and in custody that totalled 174,145 million euro (-4.9% on the figure restated on a consistent basis), while assets under management – more affected by the transfers to Intesa Private Banking – decreased to 29,593 million euro (-18.8% on the figure restated on a consistent basis).

Financial assets held for trading, which comprised debt securities and equities held for trading, as well as limited cases of equity stakes designated as held for trading , net of liabilities, totalled 24,756 million euro, approximately 12% higher with respect to December 2004. The fair value of debt securities and equities equalled 27,844 million euro (approximately +11%) whereas derivatives (-1,079 million euro, approximately -33%) and other financial liabilities held for trading (-2,009 million euro, approximately +46%) presented negative net values.

Financial assets available for sale totalled 2,771 million euro, with a 9.6% increase with respect to the previous year, and comprised equity investments of 813 million euro, private equity investments of 997 million euro and debt securities and equities amounting to 647 million euro. Lastly, the caption also included 314 million euro of loans, attributable to portions of syndicated loans destined to be placed with third parties. Including net value of related fair value hedge derivatives, which as at 31st December 2005 was negative for 28 million euro, total value of assets available for sale amounted to 2,743 million euro (+8.5% on the figure for 2004).

Equity investments, that amounted to 11,568 million euro, comprised controlling equity stakes for 9,646 million euro and associates or jointly controlled equity stakes for 1,574 million euro. As indicated in the Notes to the Parent Company's financial statements, the caption includes, in consideration of its peculiarity, the equity investment in the Bank of Italy, amounting to 348 million euro. The increase with respect to the figure as at 31st December 2004 (+699 million euro) is the net result of the increases and decreases which occurred in the year. Among the former noteworthy were the strengthening of the capital base of Intesa Holding International (+750 million euro), in relation to the expansion under way in Central-Eastern Europe, as well as the subscription of the increases in capital of Intesa Casse del Centro (+95 million euro), Banca Intesa Private Banking (+25 million euro) and Pirelli (+53 million euro) and the further investment in RCS Mediagroup (+58 million euro) while the most significant

decreases referred to the merger in Banca Intesa of Intesa Sistemi e Servizi (296 million euro) and the disposal of Milano Zerotre (112 million euro).

Forecast for 2006

Consistently with the indications in the same chapter of the report which accompanies the consolidated financial statements, as concerns prospects for the current year all the targets contained in the new Business Plan - an appreciable increase in revenues, a strict cost discipline, an effective governance of risks and, therefore, a further rise in profitability - are confirmed.

Proposals to the Shareholders' Meeting

Distinguished Shareholders.

We submit to Your approval Banca Intesa's financial statements for the fiscal year 1st January - 31st December 2005, which are made up of the balance sheet, the statement of income, the changes in shareholders' equity, the statement of cash flows and the notes to the financial statements, as well as the relative attachments and the report on operations.

In particular, also pursuant to Art. 7 of Legislative Decree 38 of 28th February 2005, we submit to Your approval the attribution of the effects consequent to the transition to IAS/IFRS determined at the opening of balance sheet captions as at 1st January 2005:

1,580,594,310.69 euro debited to Extraordinary reserve;
168,939,451.34 euro credited to Valuation reserve of financial assets available for sale;
6,181,672.82 euro debited to Valuation reserve of cash flow hedges.

Furthermore, we propose the assignment to Extraordinary reserve of the goodwill from the merger of Intesa Sistemi e Servizi amounting to 2,631,203.13 euro.

We submit to Your approval the distribution of a dividend of 0.231 euro to saving shares and of 0.22 euro to ordinary shares and to consequently distribute the net income equal to 1,564,161,989.20 euro, entirely available pursuant to Articles 5 and 6 of Legislative Decree 38 of 28th February 2005, as follows:

	(euro)
Net income for the period	1,564,161,989.20
Assignment of a dividend of 0.231 euro to 932,490,561 saving shares (determined pursuant to Art. 27 of the Articles of Association), for total disbursement of	215,405,319.59
Assignment of a dividend of 0.220 euro to 5,983,374,287 ordinary shares for total disbursement of	1,316,342,343.14
for total dividends of	1,531,747,662.73
Assignment to the Allowance for charitable, social and cultural contributions	10,000,000.00
Assignment to the Extraordinary reserve of the residual net income	22,414,326.47

We propose the distribution of the aforementioned dividend, in compliance with legal provisions, as of 27th April 2006.

If the financial statements and the proposal for the allocation of net income obtain Your approval, the Parent Company's shareholders' equity – inclusive of income components recorded in the year in Valuation reserves as provided for by IAS/IFRS – will be as indicated in the table below.

(in millions of euro)

Shareholders' equity	Annual report 2005	Change due to the allocation of net income 2005	Share capital and reserves as at the date of approval of the financial statements
Share capital			
- ordinary	3,111	-	3,111
- saving	485	-	485
Total share capital	3,596	-	3,596
Share premium reserve	5,510	-	5,510
Reserves	2,284	22	2,306
Valuation reserves	1,297	-	1,297
Total reserves	9,091	22	9,113
TOTAL	12,687	22	12,709

The Board of Directors

Milano, 28th March 2006

Report of the Board of Statutory Auditors to the Shareholders' Meeting

BANCA INTESA S.p.A.
REPORT OF THE BOARD OF STATUTORY AUDITORS TO
THE SHAREHOLDERS' MEETING

Distinguished Shareholders,
during the fiscal year ended as at 31st December 2005 we carried out the supervising activity set forth by the law, pursuant to the recommended principles issued by the National Council of Dottori Commercialisti e Ragionieri (the Italian Accounting Profession), and in consideration of the recommendations issued by Consob (the Italian Securities Exchange Commission) via its Communications and in particular Communication 1025 564 of 6th April 2001 and subsequent amendments.

Thus, the Board of Statutory Auditors:

- took part in the Shareholders' Meetings, as well as in all the Board of Directors' Meetings and Executive Committee Meetings held in the year and received from Directors periodic information regarding activity and the most significant transactions carried out by Banca Intesa or by its Subsidiaries;
- supervised activities of the Bank. Supervision was exercised via the participation in Board of Directors and Executive Committee Meetings, and also via i) periodic meetings with the Managing Director, ii) information gathering from the Heads of the main company functions, and iii) exchange of data and information with the Independent Auditors Reconta Ernst & Young S.p.A.;
- supervised over the functioning of the internal auditing and bookkeeping and accounting systems for the purpose of evaluating their adequacy vis-à-vis management requirements, as well as the reliability of the bookkeeping and accounting system for the representation of operating activities;
- verified the application of regulations regarding the preparation of the Parent Company's financial statements and the Group's consolidated financial statements and the Reports on operations, via direct controls and through specific information obtained from the Independent Auditors.

Furthermore, in compliance with the aforementioned Consob Communication and subsequent amendments, we provide you with the following information:

1. The most significant transactions in financial, statement of income and balance sheet terms carried out by Banca Intesa or by its Subsidiaries, have occurred according to the law and the Articles of Association. Based on the information we have gathered, we have verified that such transactions are not manifestly imprudent, hazardous or in any case such as to compromise the integrity of the company's shareholders' equity.
2. We did not find any uncharacteristic and/or unusual transactions, carried out with third parties, related parties or intergroup which might lead to doubts regarding i) the fairness/completeness of financial statements, ii) conflicts of interest, iii) safekeeping of company value, and iv) safeguard of minority shareholders.

In their Reports on operations in the Parent Company's financial statements and in the Consolidated financial statements, as well as in the Notes to the Parent Company's financial statements and the Notes to the consolidated financial statements, which accompany the financial statements, Directors indicate and illustrate the most significant transactions with third parties, related parties or intergroup by describing their characteristics. Furthermore, we ascertained the existence of operating procedures, in force within the Group, capable of guaranteeing both that commercial transactions with the aforementioned parties are concluded at standard market conditions and that the Board of Directors is exhaustively informed of such operations.

3. We deem that the information on the transactions described in point 2 above, provided by the Directors in their Reports on operations, is adequate.
4. The Reports of the Independent Auditors Reconta Ernst & Young S.p.A., issued on 3rd April 2006, on the Parent Company's financial statements and on the Consolidated financial statements as at 31st December 2005, do not contain any exceptions.

5. In 2005 the Board of Statutory Auditors did not receive any suit pursuant to Art. 2408 of the Italian Civil Code.
6. In 2005 the Board of Statutory Auditors received eleven accounts of facts concerning asserted anomalies and/or irregularities. The investigations on this matter carried out by the Board of Statutory Auditors, also through the Offices involved in each of such cases, to date did not find any omissions or material irregularities.
7. In 2005 Banca Intesa S.p.A. and companies of Gruppo Intesa gave other mandates to Reconta Ernst & Young S.p.A., in addition to the statutory financial statement audit (pursuant to Articles 155 and 165 of Legislative Decree 58/1998) and the limited review of the Half-year report. The fees for these engagements are set out in the table below, excluding reimbursed expenses and VAT (in euro):

Type of engagement	TOTAL COMPENSATION	
	Banca Intesa	Other Group companies
- Review on IAS/IFRS first-time adoption	515,000	1,033,300
Engagements assigned to the Independent Auditors by Law or by Institutional Bodies	81,000	72,200
Issue of comfort letters	460,000	45,000
Other auditing activities:		
- special verifications on subsidiaries	-	580,000
- periodic verifications on the portfolio of securitisations	-	138,800
- support for the preparation of tax documentation	-	106,562
- assistance for share capital increases	-	51,540
- other minor	-	32,936
	1,056,000	2,060,338

8. Furthermore, the following mandates were given to entities which have continuous relations with the company in charge of the auditing (in euro):

Type of engagement	TOTAL COMPENSATION	
	Banca Intesa	Other Group companies
- Review on IAS/IFRS first-time adoption	81,686	-
- Assistance for various local regulatory requirements	54,828	-
	136,514	=

9. In 2005, the Board of Statutory Auditors expressed its consent, as provided for by Art.136 of Legislative Decree 385/1993 (Combined Banking Regulations), on 19 transactions stipulated, directly or indirectly, by Bank representatives with the Bank.
10. In 2005 the Board of Directors met 10 times, the Executive Committee met 12 times. The Board of Statutory Auditors met 30 times; furthermore, the Board of Statutory Auditors assisted to the Shareholders' Meetings, all Board of Directors' Meetings and all Executive Committee Meetings.
11. We have no observations to make with regard to the respect of fair management principles, which seem to be constantly observed.
12. In the year Banca Intesa concluded the main initiatives for the definition of the organisational structure which accompanied the completion of the Business Plan approved in 2002. This structure seems adequate to pursue the objectives indicated in the new 2005 - 2007 Business Plan. In 2005, the structure and function of the Corporate Division were more clearly defined: a new Head was appointed and, within the Division, i) the Financial Institutions Department was redefined, ii) structures and information technology systems supporting services offered by Banca Caboto and Intesa Private Banking were strengthened, and iii) the Finance

Operations Department was formed. In the second half, this last Department hosted an important organisational project aimed at centralising middle and back office functions for Banca Caboto and Banca Intesa's Finance and Treasury Department and, consequently, strengthening management and monitoring procedures of a significant portion of operations delegated to these entities.

In the Retail Division a Department was formed in charge of monitoring customer satisfaction and favouring its improvement.

Furthermore, the initiatives aimed at fine-tuning the organisational structure of Head Office Departments reporting to the Chief Executive Officer continued: new delegation, reporting and coordination mechanisms were adopted capable of favouring a more effective participation to the Bank's and the Group's Governance.

The following modification interventions were concluded: i) at the Security Department, aimed at more effectively safeguarding the bank's assets, ii) at the Human Resources and Organisation Department, aimed at supporting the Group's growth, and iii) at the ICT Systems Department, aimed at coordinating management and development of information and communication technology.

In the Board of Statutory Auditors' opinion the aforementioned organisational initiatives, concluded and currently under way, significantly contribute to strengthen the Bank's and the Group's organisational structure.

The pursuit of the organisational balance requires – in addition to the adoption of all possible measures to improve efficiency and the continuous adaptation to the Bank's operations – the consolidation of a body of rules and its constant diffusion to favour a more orderly flow of relations between the various entities.

13. In 2005, as described in Part E of the Notes to the consolidated financial statements, initiatives intended to increase the monitoring of risks connected to ordinary operations and simultaneously spreading in the Bank and the Group the best practices as concerns internal control principles continued.

    Noteworthy from an organisational standpoint was the formation and the start of activities of the Internal Control Committee, which, in addition to institutional oversight over the adequacy of internal control, took on the responsibility – in the Parent Company – of oversight over "Organisational, management and control model" set forth by Legislative Decree 231/2001. Important progress was registered in activities conducted by the Risk Management Department that referred to the study and the effective application of systems to control credit, market, operational and liquidity risks.

    Also the Internal Auditing Department carried out agreed-upon control programmes, directly over the Bank and, with guidance functions, also over the Group, promptly informing the Board of Statutory Auditors and Directors of the results of its verifications, the proposals for the elimination of any problem issues and the progress of interventions. The Board of Statutory Auditors deems that the internal auditing system is adequate for the dimensions and characteristics of the Bank and the Group. In particular, the Board of Statutory Auditors confirms that the numerous checks operating for the control and limitation of the intrinsic risks of the Bank's operations are capable of effectively alerting Top management, at the various competence levels, and permitted timely reactions with respect to the critical situations identified with both sanctions and interventions aimed at removing the reasons for such malfunctions.

14. During the year activities conducted by the ICT Systems Department aimed at improving efficiency of the Bank and the Group continued also with reference to treatment of bookkeeping and accounting data.

    As of 1st January 2005 the Bank adopted IAS / IFRS and solved the operating difficulties connected to first-time adoption. The timely study of the issues to be addressed and the preparation of administrative procedures and information technology tools permitted to prepare compulsory documentation without any observations from the Independent Auditors.

    The Board of Statutory Auditors, also in consideration of all described in paragraph 12 above, deems that the bookkeeping and accounting system, which is part of the complex information technology system mentioned above, is capable of ensuring a fair representation of operations.

15. We have no observations to formulate on the adequacy of information flows from the Subsidiaries to the Parent Company aimed at ensuring the timely compliance to communication requirements provided for by the law.
16. During the periodic exchange of information between the Board of Statutory Auditors and the Independent Auditors, pursuant to Art. 150, par. 2 of Legislative Decree 58/1998, no relevant aspects to be brought to the attention of the Shareholders' Meeting emerged.
17. As concerns the rules regarding the "governance" of the Bank and its Group, please refer to the specific section in the Consolidated financial statements where Banca Intesa's adoption of the "Corporate Governance Code" is also confirmed.
18. In conclusion, we point out that from our supervising activity no significant omissions, reprehensible facts or irregularities emerged, which must be mentioned to Shareholders.
19. Lastly, we express our positive opinion, as concerns the matters of our competence, on the approval of the 2005 financial statements and the Report on operations as presented by the Board of Directors and we have no objections to make as concerns the proposed resolutions presented by the Board of Directors on the allocation of net income and the size of the dividend to be distributed.

Milano, 4th April 2006

The Board of Statutory Auditors

Independent Auditors' Report on the Parent Company's financial statements

ERNST & YOUNG

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders of
Banca Intesa S.p.A.

We have audited the financial statements of Banca Intesa S.p.A. as of and for the year ended December 31, 2005, comprising the balance sheet, the statements of income, changes in shareholders' equity and cash flows and the related explanatory notes. These financial statements are the responsibility of Banca Intesa S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. These financial statements represent the first financial statements prepared by Banca Intesa S.p.A. in accordance with International Financial Reporting Standards as adopted by the European Union.

2. We conducted our audit in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

For comparative purposes the financial statements include the corresponding information for the prior year prepared in accordance with consistent accounting principles except for the effects of IAS 32 and IAS 39 which have been applied from January 1, 2005 in accordance with the exemption allowed by IFRS 1. In addition, the explanatory note "IAS/IFRS First Time Adoption" of the financial statements reports the effects of the transition to International Financial Reporting Standards as adopted by the European Union. The information presented in such explanatory note was examined by us for the purpose of expressing an opinion on the financial statements for the year ended December 31, 2005.

ERNST & YOUNG ■ Reconta Ernst & Young S.p.A.

3. In our opinion, the financial statements present clearly and give a true and fair view of the financial position, the result of operations, the changes in shareholders' equity and the cash flows of Banca Intesa S.p.A. as of December 31, 2005, and for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

4. As reported in the Report on Operations, since Banca Intesa S.p.A. applied IAS 32 and IAS 39 starting from January 1, 2005, management decided to present the comparative financial information of the corresponding period in the previous year estimating the effects of the application of these principles on the results of the operations and on the financial condition, had these principles been applied starting from January 1, 2004. We have not examined such comparative financial information.

Milan, April 3, 2006

Reconta Ernst & Young S.p.A.
Signed by: Massimo Colli, Partner

Parent Company's financial statements

Balance sheet

(in euro)

Assets		31.12.2005	31.12.2004 except IAS 39 [5]	Changes amount	Changes %
10.	Cash and cash equivalents	1.098.262.752	970.173.607	128.089.145	13.2
20.	Financial assets held for trading	38.892.358.404	40.333.303.443	-1,440,945.039	-3.6
30.	Financial assets designated at fair value through profit and loss	-	-	-	
40.	Financial assets available for sale	2,770,940,699	-	2,770,940,699	
50.	Investments held to maturity	-	717.653.795	-717,653,795	
60.	Due from banks	35,724,550,062	36,676,618,268	-952,068,206	-2.6
70.	Loans to customers	110,566,860,588	103,512,647,800	7,054,212,788	6.8
80.	Hedging derivatives	1,046,746,902	-	1,046,746,902	
90.	Fair value change of financial assets in hedged portfolios (+/-)	-	-	-	
100.	Equity investments	11,567,952,625	13,731,194,567	-2,163,241,942	-15.8
110.	Property and equipment	1,509,584,147	1,331,623,780	177,960,367	13.4
120.	Intangible assets	363,910,818	1,972,444	361,938,374	
	of which				
	- goodwill	-	-	-	
130.	Tax assets	2,257,948,893	2,622,853,923	-364,905,030	-13.9
	a) current	1,330,280,596	1,678,792,996	-348,512,400	-20.8
	b) deferred	927,668,297	944,060,927	-16,392,630	-1.7
140.	Non-current assets held for sale and discontinued operations	-	-	-	
150.	Other assets	2,006,071,035	3,417,636,048	-1,411,565,013	-41.3
Total Assets		207,805,186,925	203,315,677,675	4,489,509,250	2.2

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the effects of merger and transfer operations carried out in 2005.

Balance sheet

(in euro)

Liabilities and Shareholders' Equity		31.12.2005	31.12.2004 except IAS 39 [5]	Changes amount	%
10.	Due to banks	33,181,857,651	28,915,549,883	4,266,307,768	14.8
20.	Due to customers	80,888,292,273	76,471,257,726	4,417,034,547	5.8
30.	Securities issued	56,974,132,382	60,614,240,300	-3,640,107,918	-6.0
40.	Financial liabilities held for trading	14,136,495,966	14,237,155,820	-100,659,854	-0.7
50.	Financial liabilities designated at fair value through profit and loss	-	-	-	
60.	Hedging derivatives	1,319,875,491	-	1,319,875,491	
70.	Fair value change of financial liabilities in hedged portfolios (+/-)	-	-	-	
80.	Tax liabilities	437,434,273	399,241,438	38,192,835	9.6
	a) current	294,502,693	265,363,715	29,138,978	11.0
	b) deferred	142,931,580	133,877,723	9,053,857	6.8
90.	Liabilities associated with non-current assets held for sale and discontinued operations	-	-	-	
100.	Other liabilities	4,408,132,671	6,388,466,383	-1,980,333,712	-31.0
110.	Employee termination indemnities	860,556,793	819,180,011	41,376,782	5.1
120.	Allowances for risks and charges	1,347,388,863	1,089,194,849	258,194,014	23.7
	a) post employment benefits	130,658,397	121,015,877	9,642,520	8.0
	b) other allowances	1,216,730,466	968,178,972	248,551,494	25.7
130.	Valuation reserves	1,296,670,131	986,905,154	309,764,977	31.4
140.	Reimbursable shares	-	-	-	
150.	Equity instruments	-	-	-	
160.	Reserves	2,284,156,299	3,118,361,516	-834,205,217	-26.8
170.	Share premium reserve	5,509,782,422	5,406,237,108	103,545,314	1.9
180.	Share capital	3,596,249,721	3,561,062,849	35,186,872	1.0
190.	Treasury shares (-)	-	-	-	
200.	Net income (loss)	1,564,161,989	1,308,824,638	255,337,351	19.5
Total Liabilities and Shareholders' Equity		207,805,186,925	203,315,677,675	4,489,509,250	2.2

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non current assets held for sale and discontinued operations and related liabilities and iii) the effects of merger and transfer operations carried out in 2005

Statement of income

(in euro)

		2005	2004 except IAS 39 [1]	Changes amount	%
10.	Interest and similar income	6,596,703,125	6,472,060,717	124,642,408	1.9
20.	Interest and similar expense	-3,601,795,280	-3,476,243,783	125,551,497	3.6
30.	**Interest margin**	2,994,907,845	2,995,816,934	-909,089	-
40.	Fee and commission income	2,545,660,444	2,334,360,782	211,299,662	9.1
50.	Fee and commission expense	-275,097,733	-284,140,613	-9,042,880	-3.2
60.	**Net fee and commission income**	2,270,562,711	2,050,220,169	220,342,542	10.7
70.	Dividend and similar income	716,004,486	873,260,579	-157,256,093	-18.0
80.	Profits (Losses) on trading	-18,808,529	126,173,633	-144,982,162	
90.	Fair value adjustments in hedge accounting	18,008,929	-	18,008,929	
100.	Profits (Losses) on disposal or repurchase of	44,511,355	-1,576,319	46,087,674	
	a) loans	-19,001,539	-1,576,319	17,425,220	
	b) financial assets available for sale	64,969,193	-	64,969,193	
	c) investments held to maturity	-	-	-	
	d) financial liabilities	-1,456,299	-	1,456,299	
110.	Profits (Losses) on financial assets and liabilities designated at fair value	-	-	-	
120.	**Net interest and other banking income**	6,025,186,797	6,043,894,996	-18,708,199	-0.3
130.	Net losses / recoveries on impairment	-257,111,669	-734,272,884	-477,161,215	-65.0
	a) loans	-275,966,454	-696,421,251	-420,454,797	-60.4
	b) financial assets available for sale	-16,598,307	-	16,598,307	
	c) investments held to maturity	-	-	-	
	d) other financial activities	35,453,092	-37,851,633	73,304,725	
140.	**Net income from banking activities**	5,768,075,128	5,309,622,112	458,453,016	8.6
150.	Administrative expenses	-3,470,468,065	-3,745,065,308	-274,597,243	-7.3
	a) personnel expenses	-2,074,382,550	-2,073,571,861	810,689	-
	b) other administrative expenses	-1,396,085,515	-1,671,493,447	-275,407,932	-16.5
160.	Net provisions for risks and charges	-305,783,365	-261,505,797	44,277,568	16.9
170.	Net adjustments to / recoveries on property and equipment	-152,182,800	-79,242,802	72,939,998	92.0
180.	Net adjustments to / recoveries on intangible assets	-192,462,112	-3,261,465	189,200,647	
190.	Other operating expenses (income)	338,787,282	314,116,595	24,670,687	7.9
200.	**Operating expenses**	-3,782,109,060	-3,774,958,777	7,150,283	0.2
210.	Profits (Losses) on equity investments	200,829,117	171,690,413	29,138,704	17.0
220	Valuation differences on property, equipment and intangible assets measured at fair value	-	-	-	
230.	Goodwill impairment	-	-	-	
240.	Profits (Losses) on disposal of investments	8,862,932	31,083,310	-22,220,378	-71.5
250.	**Income (Loss) before tax from continuing operations**	2,195,658,117	1,737,437,058	458,221,059	26.4
260.	Taxes on income from continuing operations	-609,948,903	-428,612,420	181,336,483	42.3
270.	**Income (Loss) after tax from continuing operations**	1,585,709,214	1,308,824,638	276,884,576	21.2
280.	Income (Loss) after tax from discontinued operations	-21,547,225	-	21,547,225	
290.	**Net income (loss)**	1,564,161,989	1,308,824,638	255,337,351	19.5

[1] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations and iii) the effects of merger and transfer operations carried out in 2005

Changes in shareholders' equity as at 31st December 2005

(in euro)

	31.12.2005												
	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally required revaluations	other				
SHAREHOLDERS' EQUITY AS AT 31.12.2004	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			[illegible]				[illegible]	[illegible]
CHANGES IN INITIAL BALANCES				[illegible]		[illegible]	[illegible]						[illegible]
EFFECT OF THE MERGER OF INTESA SISTEMI E SERVIZI				[illegible]									[illegible]
AMOUNTS AS AT 1.1.2005	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]				[illegible]	[illegible]
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR													
Reserves				[illegible]								[illegible]	
Dividends and other allocations												[illegible]	[illegible]
CHANGES IN THE PERIOD													
Changes in reserves				[illegible]		[illegible]	[illegible]						[illegible]
Operations on shareholders' equity													
Issue of new shares	[illegible]		[illegible]										[illegible]
Purchase of treasury shares													
Extraordinary dividends													
Changes in equity instruments													-
Derivatives on treasury shares													-
Stock options				[illegible]									[illegible]
2005 net income (loss)												[illegible]	[illegible]
SHAREHOLDERS' EQUITY AS AT 31.12.2005	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]				[illegible]	[illegible]

Changes in shareholders' equity as at 31st December 2004

(in euro)

	31.12.2004												
	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally required revaluations	other				
SHAREHOLDERS' EQUITY AS AT 31.12.2003	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			[illegible]			[illegible]	[illegible]	[illegible]
CHANGES IN INITIAL BALANCES				[illegible]							[illegible]		[illegible]
AMOUNTS AS AT 1.1.2004	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			[illegible]				[illegible]	[illegible]
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR													
Reserves				[illegible]								[illegible]	
Dividends and other allocations												[illegible]	[illegible]
CHANGES IN THE PERIOD													
Changes in reserves			[illegible]	[illegible]									[illegible]
Operations on shareholders' equity													
Issue of new shares													
Purchase of treasury shares													
Extraordinary dividends													
Changes in equity instruments													
Derivatives on treasury shares													
Stock options				[illegible]									[illegible]
2004 net income (loss)												[illegible]	[illegible]
SHAREHOLDERS' EQUITY AS AT 31.12.2004	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			[illegible]				[illegible]	[illegible]

File No. 82-35020

Statement of cash flows

(in euro)

	31.12.2005	31.12.2004 except IAS 39 (5)
A OPERATING ACTIVITIES		
1 Cash flow from operations	3,008,839,461	2,506,083,330
- net income (+/-)	1,564,161,989	1,306,874,838
- gains/losses on financial assets held for trading and on assets/liabilities designated at fair value through profit and loss (-/+)	249,927,160	207,877,820
- gains/losses on hedging activities (-/+)	-18,008,929	-
- net losses/recoveries on impairment (+/-)	399,052,700	864,751,864
- adjustments to/net recoveries on property, equipment and intangible assets (+/-)	344,644,913	82,504,267
- net provisions for risks and charges and other costs/revenues (+/-)	417,733,356	364,527,573
- taxes and duties to be settled (+)	646,017,834	429,555,799
- net adjustments to/recoveries on disposal groups net of tax effect (-/+)	-	-
- other adjustments (+/-)	595,697,562	771,958,651
2 Cash flow from / used in financial assets	-5,177,161,713	-6,308,274,325
- financial assets held for trading	1,260,686,225	-11,368,192,222
- financial assets designated at fair value through profit and loss	-	-
- financial assets available for sale	-22,055,670	-
- due from banks: repayable on demand	-3,764,231,152	447,949,636
- due from banks: other	5,026,060,019	-3,522,685,710
- loans to customers	-8,312,640,424	7,962,086,775
- other assets	613,018,469	172,566,996
3 Cash flow from / used in financial liabilities	3,010,573,459	3,604,069,529
- due to banks: repayable on demand	2,826,898,090	-746,577,000
- due to banks: other	1,394,084,907	2,263,766,814
- due to customers	4,370,194,153	-1,996,974,413
- securities issued	-835,835,770	2,964,811,867
- financial liabilities held for trading	-4,131,600,693	2,330,155,820
- financial liabilities designated at fair value through profit and loss	-	-
- other liabilities	-612,367,228	-1,251,113,679
Net cash flow from (used in) operating activities	**843,249,207**	**-198,121,466**
B INVESTING ACTIVITIES		
1. Cash flow from	1,554,640,525	1,276,402,014
- sales of equity investments	541,841,758	585,194,536
- dividends collected on equity investments	391,704,945	589,929,576
- sales of investments held to maturity	-	99,418,091
- sales of property and equipment	9,021,357	3,859,809
- sales of intangible assets	-	-
- sales of subsidiaries and business branches	612,072,465	-
2 Cash flow used in	-1,672,018,496	-683,762,790
- purchases of equity investments	-1,271,045,590	595,326,515
- purchases of investments held to maturity	-	-
- purchases of property and equipment	-233,405,282	-90,115,359
- purchases of intangible assets	-167,567,624	-318,916
- purchases of subsidiaries and business branches	-	-
Net cash flow from (used in) investing activities	**-117,377,971**	**592,639,224**
C FINANCING ACTIVITIES		
- issues/purchases of treasury shares	-	-
- share capital increases	136,732,186	
- dividend distribution and other	-736,514,277	-332,863,253
Net cash flow from (used in) financing activities	**-597,782,091**	**-332,863,253**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**128,089,145**	**61,654,505**
RECONCILIATION		
Cash and cash equivalents at beginning of period	970,173,607	908,519,102
Net increase (decrease) in cash and cash equivalents	128,089,145	61,654,505
Cash and cash equivalents: foreign exchange effect	-	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**1,098,262,752**	**970,173,607**

LEGENDA: (+) from (-) used in

(5) Comparative figures restated using IAS/IFRS, excluding estimated impact of application of IAS 39 relating to financial instruments, presentation of non-current assets held for sale and discontinued operations and related liabilities, and the effects of merger and transfer operations carried out in 2005.

Notes to the Parent Company's financial statements

Part A – Accounting policies

A.1 - GENERAL CRITERIA

SECTION 1 – DECLARATION OF COMPLIANCE WITH INTERNATIONAL ACCOUNTING STANDARDS

As set forth by Legislative Decree 38 of 28th February 2005, Banca Intesa's financial statements have been prepared in compliance with the accounting principles issued by the International Accounting Standards Board (IASB) and the relative interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the European Commission provided for by Community Regulation 1606 of 19th July 2002.
Banca Intesa decided to use the option set out in art. 4, par. 2 of Legislative Decree 38/2005 which enables to anticipate to the 2005 financial statements (instead of compulsory adoption which is required from the financial statements closed or in course as at 31st December 2006) the adoption of international accounting standards in parent company financial statements of listed companies and banks.
The Parent Company's financial statements as at 31st December 2005 have been prepared based on the "Instructions for the preparation of the separate and consolidated financial statements of banks and financial companies which are parent companies of banking groups" issued by the Bank of Italy, in the exercise of powers set forth by Art. 9 of Legislative Decree 38/2005, with Regulation of 22nd December 2005 which issued Circular 262/05. These Instructions set out compulsory financial statement forms and their means of preparation, as well as the contents of the notes to the financial statements. With the same Circular the Bank of Italy set forth certain transitory provisions to be applied to the financial statements as at 31st December 2005.
IAS/IFRS adopted for the first time in the 2005 interim statements and in this Annual report contain substantial differences with respect to the principles applied until the 2004 Annual report. The illustration of the impact of first-time adoption of international accounting standards required by IFRS 1 (First-time adoption of International Accounting Standards) is contained in a specific chapter before the Report on operations of the Parent Company's financial statements.
In the preparation of Parent Company financial statements, the principles in force as at 31st December 2005 have been used (including the interpretation documents called SIC and IFRIC), as endorsed by the European Commission and listed in detail in a specific table included in the attachments to this Annual report. As regards the accounting principle on financial instruments (IAS 39), endorsed texts diverge from the principle prepared by the IASB since certain issues which are still under discussion (fair value macrohedging of portfolios of assets and liabilities and hedging of on demand deposits) have not been endorsed. However, since Banca Intesa did not adopt the hedging techniques still under discussion, principles applied are fully-compliant with those prepared by the IASB.

SECTION 2 – GENERAL PREPARATION PRINCIPLES

The Parent Company's financial statements are made up of the Balance sheet, the Statement of income, the Changes in shareholders' equity, the Statement of cash flows and the Notes to the Parent Company's financial statements; the Board of Directors' Report on operations, on the economic results achieved and on Banca Intesa's balance sheet and financial position has also been included.
In compliance with provisions of Art. 5 of Legislative Decree 38/2005, the Parent Company's financial statements have been drawn up in euro as functional currency.

The amounts indicated in the Parent Company's financial statements are expressed in euro, while figures in the Notes to the Parent Company's financial statements as well as those in the Report on operations are expressed in millions of euro, unless otherwise specified.
The financial statements are prepared with the application of the general principles set out by IAS 1 and the specific accounting principles endorsed by the European Commission and illustrated in Part A 2 of the present Notes to the Parent Company's financial statements, as well as in compliance with the general assumptions set forth by the Framework for the Preparation and Presentation of Financial Statements issued by IASB.
No exceptions to the application of IAS/IFRS have been made.
The Parent Company's financial statements and the Notes to the Parent Company's financial statements present, in addition to figures for the reference period, the comparative figures as at 31st December 2004. Based on provisions contained in IFRS 1 the restatement of the figures related to the previous period has not been carried out with respect to financial instruments (IAS 39 and IAS 32), which therefore reflect the means of registration and measurement set out by the former Italian accounting principles. In the determination of figures as at 31st December 2004 relative to loans, deposits, securities, derivatives, unconsolidated investments and hedging transactions, the accounting principles used until 2004 and described in the Annual report 2004 have been applied. The divergences of such principles with respect to IAS/IFRS are illustrated in detail in the specific chapter before the Report of operations of the Parent Company's financial statements.
With regard to presentation of comparative figures for 2004 in Parent Company's financial statements and in the Notes to the Parent Company's financial statements, in consideration of the substantial divergence of the new compulsory forms with respect to those published according to the previous national accounting principles, it was decided to reclassify the figures of the 2004 Annual report (restated with the adoption of IAS/IFRS with the exception of IAS 39) in the new captions set out by Circular 262/2005 of the Bank of Italy. In the reclassification of financial instruments, since the new captions set out a distinction in terms of function instead of nature, in the balance sheet as at 31st December 2004 the following assumptions are made:

- all securities which are not part of the investment portfolio pursuant to Legislative Decree 87/92 are reclassified in the caption "Financial assets held for trading"; securities formerly included in the investment portfolio are reclassified in the caption "Investments held to maturity";
- trading derivatives (hedging derivatives were not measured) are reclassified from captions "Other assets" or "Other liabilities" to captions "Financial assets held for trading" or "Financial liabilities held for trading";
- subordinated liabilities are reclassified in the caption "Securities issued";
- due to and from customers and banks have maintained their classification in the corresponding new financial statement captions;
- the new captions "Financial assets available for sale" and "Hedging derivatives" are not activated since their activation occurred as of 1st January 2005 following first-time adoption of IAS 39.

All the mentioned aspects make figures for 2005 only partly comparable with those of the previous year.
The Report on operations and the Notes to the Parent Company's financial statements contain all information required by international accounting standards, by current regulations, by the Bank of Italy and by Consob (Italian Securities Exchange Commission), in addition to other information which is not compulsory but is nonetheless deemed to be necessary in order to give a true and fair representation of Banca Intesa's situation.

Contents of financial statement forms

Balance sheet and Statement of income
The compulsory forms of the balance sheet and statement of income are made up of captions, subcaptions and further informative details (specified as the "of which" items in the captions and subcaptions). For the purposes of completeness with respect to the compulsory forms defined by the Bank of Italy, captions which do not present amounts for 2005 and for 2004 are in any case included. In the statement of income revenues are indicated without sign, whereas costs are preceded by the minus sign.
Changes in shareholders' equity

Changes in shareholders' equity are presented by inverting the lines and the columns with respect to the same form provided for by Circular 262/2005 of the Bank of Italy. The form presents shareholders' equity accounts and changes which occurred in the reference year and in the previous year, broken down in share capital (ordinary and saving shares), reserves, reserves from retained earnings, valuation reserves and net income. Treasury shares are deducted from shareholders' equity. No other equity instruments other than ordinary and saving shares have been issued.

Statement of cash flows

The statement of cash flows registered in the reference year and in the previous year is prepared using the indirect method, on the basis of which cash flows from operating activities are represented by net income adjusted for the effects of non-cash transactions.

Cash flows are broken down in flows from operating activities, from investing activities and from financing activities.

In the form, cash flows generated in the year are indicated without sign, whereas cash flows absorbed are preceded by the minus sign.

Contents of Notes to the Parent Company's financial statements

The Notes to the Parent Company's financial statements include the information provided for by Circular 262/2005 of the Bank of Italy and the further disclosures required by international accounting standards. The preparation of the detailed tables regarding the financial statement captions also considered Transitory provisions for financial statements as at 31st December 2005 issued by the Bank of Italy together with the aforementioned Circular.

For the purposes of completeness with respect to the compulsory forms defined by the Bank of Italy the titles of the sections which detail captions that do not present amounts for 2005 and for 2004 are in any case included.

Section E - Information on risks and relative hedging policies, in consideration of non-binding disclosure set out by the aforementioned Transitory provisions, does not present i) the same degree of detail that will be required when Circular 262/2005 comes into full effects, and ii) the comparison with the corresponding figures for 2004.

SECTION 3 - SIGNIFICANT EVENTS SUBSEQUENT TO FINANCIAL STATEMENT DATE

In the period after the close of 2005 and the date of approval of the present report no events occurred capable of appreciably modifying the Bank's operations and economic results - in addition to those previously illustrated in the same section of the Notes to the consolidated financial statements, to which all reference must be made.

Furthermore, it must be noted that on 11th January 2006 Jean Laurent resigned from the post of Director. The Board of Directors on 24th January 2006 appointed Director Georges Pauget.

SECTION 4 - OTHER ASPECTS

The integral copies of the last annual reports with the reports on operations of subsidiary and associated companies as at 31st December 2005 and that the respective Boards of Directors will submit to the Shareholders' Meetings within 19th April 2006 will be deposited at Banca Intesa's registered office. The pertinent reports of the Boards of Statutory Auditors and, if the company is subject to independent audit, the Independent Auditors' report will be deposited. The annual reports of the previous year of these companies will also be deposited.

Information on operations and results for 2005 of the most important subsidiaries are contained in the Report which accompanies the consolidated financial statements.

Reconta Ernst & Young audited Banca Intesa's financial statements as at 31st December 2005, in execution of the resolution of the Shareholders' Meeting of 16th April 2003, which appointed it independent auditor for the 2003-2005 three-year period.

Option for the national fiscal consolidation provisions

Starting from 2004 Banca Intesa and the Group's Italian companies (with the exclusion of Banca CIS, Banca di Trento e Bolzano, FinBTB, FriulAdria, and the tax collection companies) have adopted the so-called "national fiscal consolidation", set forth by Articles 117-129 of the new Combined Tax Regulations, introduced by Legislative Decree 344/2003. It provides for an

option, based on which the total net income or fiscal loss of every controlled subsidiary taking part in the fiscal consolidation procedure – together with withholding tax, tax deductions and tax credits – is transferred to the parent company, which determines a single taxable income or loss carried forward (that is the result of the sum of its own income/loss and of the income/loss of the participating subsidiaries) and, consequently, a sole tax debit/credit.

Based on this option, Group companies which opted for the "national fiscal consolidation" determine the tax charge pertaining to them and the corresponding taxable income is transferred to the Parent Company. If one or more companies have a negative taxable income, in presence of a consolidated income in the year or of highly probable future taxable incomes, the fiscal losses are transferred to the Parent Company.

A. 2 - MAIN FINANCIAL STATEMENT CAPTIONS

This chapter presents the **Accounting principles** adopted in the preparation of the 2005 Parent Company's financial statements. The illustration of accounting principles adopted by the Banca Intesa refers to the following phases: classification, recognition, measurement and derecognition of asset and liability captions. For each of these phases the description of related economic effects, if significant, is also indicated.

1. Financial assets held for trading

Classification criteria

This category includes debt securities and equities and the positive value of derivative contracts held for trading. Derivative contracts also include those embedded in combined financial instruments which are subject to separate accounting when:

- their characteristics and risks are not closely related to the characteristics of the host contract;
- embedded instruments, even though separate, fully meet the definition of derivative;
- combined instruments are not measured at fair value with changes in fair value recognised through profit and loss.

Recognition criteria

Initial recognition of financial assets occurs at settlement date, for debt securities and equities and at trade date for derivative contracts.

On initial recognition, financial assets held for trading are recorded at fair value, without considering transaction costs or revenues directly attributable to the instrument.

Any embedded derivatives in combined financial instruments not directly connected to the latter and with the characteristics to meet the definition of derivative are recorded separately from the host contract at fair value.

Measurement criteria

After initial recognition financial assets held for trading are recorded at fair value. The effects of the application of this measurement criterion are recorded in the statement of income.

For the determination of the fair value of financial instruments quoted on active markets, market quotes are used. If the market for a financial instrument is not active, standard practice estimation methods and valuation techniques are used which consider all the risk factors correlated to the instruments and that are based on market elements such as: valuation of quoted instruments with the same characteristics, calculation of discounted cash flows, option pricing models, recent comparable transactions, etc. Equities and derivative instruments which have equities as underlying assets, for which it is not possible to determine a reliable fair value according to the guidelines listed above, are maintained at cost.

Derecognition criteria

Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.

In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.

Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

2. Financial assets available for sale

Classification criteria

The present category includes the non-derivative financial assets that do not fall within any of the other categories such as Loans, Financial assets held for trading or Investments held to maturity.

In particular, this caption is made up of i) bonds which are not held for trading and which are not included in Investments held to maturity or in Loans, ii) equity investments which are not held for trading and do not qualify as investments in subsidiaries, associates or entities subject to joint control, including private equity investments and private equity funds, as well as iii) the portions of syndicated loans that, from inception, are destined for sale.

Recognition criteria

Initial recognition of the financial asset occurs at settlement date for debt securities and equities and at disbursement date for loans.

On initial recognition, assets are recorded at fair value, including transaction costs and revenues directly attributable to the instrument. If, in the cases provided for by accounting principles, recognition occurs following the reclassification of Investments held to maturity, recognition value is represented by fair value at the time of transfer.

Measurement criteria

After initial recognition, Financial assets available for sale are measured at fair value, through the registration in the statement of income of the value corresponding to amortised cost, while gains or losses deriving from a change in fair value are recorded in a specific reserve in shareholders' equity, until the financial asset is derecognised or a permanent loss occurs. On the sale of the financial asset or on recognition of a loss, the cumulated profit or loss must be reversed, all or in part, to the statement of income.

Fair value is determined on the basis of criteria already illustrated for financial assets held for trading.

Equities included in this category and any derivative instruments which have equities as underlying assets, for which it is not possible to determine a reliable fair value, are maintained at cost.

Financial assets available for sale are assessed to identify if they show objective evidence of a decline in fair value.

If such evidence exists, the loss is measured as the difference between the carrying value of the asset and the present value of the estimated future cash flows, discounted at the original effective interest rate, or through specific valuation methodologies as concerns equities.

If the reasons for impairment cease to exist, following an event which occurred after the registration of the impairment, value recoveries are posted through the statement of income in the case of loans or debt securities, and through shareholders' equity in the case of equities. The size of the recovery must not lead carrying amount of the financial asset to exceed amortised cost had no impairment losses been recognised in previous periods.

Derecognition criteria

Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.

In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.

Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

3. Investments held to maturity

Classification criteria

Debt securities with fixed or determinable payments and fixed maturity, which the entity has the positive intention and ability to hold to maturity, are classified in this category. If following a change in intention or in ability it is no longer appropriate to maintain an investment as "held to maturity", this is reclassified in Financial assets available for sale.

Recognition criteria

Initial recognition of financial assets occurs at settlement date.

On initial recognition financial assets classified in the present category are recorded at fair value, inclusive of any costs and revenues directly attributable to the asset. If inclusion in this category occurs following the reclassification of Financial assets available for sale, the fair value of the asset at the date of reclassification is used as the new amortised cost of the asset.

Measurement criteria

After the initial recognition, Investments held to maturity are valued at amortised cost, using the effective interest method.

Profits or losses referred to investments held to maturity are recorded in the statement of income when assets are derecognised or impaired, and through the amortisation process of the difference between book value and the value reimbursable at maturity.

Investments held to maturity are assessed to identify if they show objective evidence of possible impairment.

If such evidence exists, the loss is measured as the difference between the carrying value of the asset and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recorded in the statement of income.

If the reasons for impairment cease to exist following an event which occurred after the registration of impairment losses, value recoveries are posted through the statement of income. The size of the recovery must not lead carrying amount of the financial asset to exceed amortised cost had no impairment losses been recognised in previous periods.

Derecognition criteria

Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to b e recorded in assets, even though their ownership has been transferred.

In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If th is is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.

Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

4. Loans

Classification criteria

Loans include loans to customers and due from banks, both disbursed directly and acquired by third parties, which entail fixed or in any case determinable payments, which are not quoted on an active market and which are not classified at inception in Financial assets available for sale.

The caption Loans to customers also includes commercial loans, repurchase agreements with the obligation to resell at a later date, and securities underwritten at issue or via private placements, with determined or determinable payments, not quoted in active markets.

Recognition criteria

Initial recognition of a loan occurs at date of subscription of the contract that normally coincides with disbursement date, based on the fair value of the financial instrument, equal to the amount disbursed or subscription price, inclusive of the costs/revenues directly attributable to the single loan and determinable from inception, even when settled at a later date. Costs that, even with the aforementioned characteristics, are reimbursed by the borrower or are classifiable as normal internal administrative costs are excluded.

Measurement criteria

After initial recognition, loans are measured at amortised cost, equal to initial value increased/decreased by principal repayments, adjustments/recoveries and amortisation - calculated applying the effective interest method - of the difference between amount disbursed and amount to be reimbursed at maturity, typically attributable to the costs/revenues directly connected to the single loan. The effective interest rate is the rate that exactly discounts estimated future cash payments of the loan, for principal and interest, to the amount disbursed inclusive of the costs/revenues attributable to the loan. This measurement method uses a financial approach and enables to distribute the economic effect of the costs/revenues through the expected residual life of the loan.

The amortised cost method is not used for loans whose short maturity implies that the application of the discounting approach leads to immaterial effects. Such loans are recorded at historical cost. An analogous measurement criterion is applied to loans with unspecified maturity or with notice period.

Loans are reassessed for the purpose of identifying those which, due to events occurred after initial recognition, show objective evidence of possible impairment. These include doubtful loans, substandard, restructured or past due loans according to the current rules issued by the Bank of Italy, consistent with IAS/IFRS regulations.

Such non-performing loans are subject to an individual assessment process and the adjustment of each loan is equal to the difference between carrying value at the time of valuation (amortised cost) and present value of expected future cash flows, calculated applying the original effective interest rate.

Forecasted future cash flows consider expected recovery times, presumed recoverable amount of any guarantees as well as costs which it is deemed will be sustained for the recovery of the exposure.

The original effective rate of each loan remains unchanged over time even though the relationship has been restructured with a variation of the contractual interest rate and even though the relationship, in practice, no longer bears contractual interest.

The adjustment is recorded in the statement of income.

The original value of loans is reinstated in subsequent periods to the extent that the reasons which had led to the impairment cease to exist, provided that such valuation is objectively attributed to an event which occurred subsequent to the impairment. The recovery is recorded in the statement of income and must not lead carrying amount of the loan to exceed amortised cost had no impairment losses been recognised in previous periods.

Recoveries on impairment include time value effects.

Loans for which no individual evidence of impairment exists are subject to collective measurement. This measurement occurs for groups of loans with the same credit risk characteristics and the relevant percentage losses are estimated considering historical loss data, based on objective elements observable at measurement date, which enable to estimate the intrinsic loss for each loan category. The valuation also considers the risk of the borrower's Country of residence.

Collective adjustments are recorded in the statement of income.

Derecognition criteria

Loans sold are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the loans. Conversely, if a significant part of the risks and rewards relative to the sold loans is maintained, they continue to be recorded in assets, even though their ownership has been transferred.

In case it is not possible to ascertain the substantial transfer of risks and rewards, the loans are derecognised where no control over the loans has been maintained. If this is not the case, when, even partial, control is maintained, then the loans continue to be recognised for the

entity's continuing involvement, measured by the exposure to changes in value of loans sold and to variations in the relevant cash flows.
Lastly, loans sold are derecognised if the entity retains the contractual rights to receive the cash flows of the loan, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

5. Financial assets measured at fair value

Banca Intesa decided not to adopt for the 2005 financial statements, the so-called "fair value option", that is it did not avail itself of the possibility of measuring at fair value through profit and loss financial assets other than those for which IAS 39 requires the application of fair value measurement considering their specific functional destination. Therefore, exclusively financial assets held for trading, those which are subject to fair value hedges and hedging derivatives are measured at fair value through profit and loss.

6. Hedging transactions

Types of hedges
Hedging transactions are aimed at neutralising potential losses on a specific item or group of items, attributable to a certain risk, if such risk should actually occur.
The following three types of hedging transactions are used:

- fair value hedge, which has the objective of covering exposure to changes in the fair value of a caption in the balance sheet attributable to a specific risk. This type of hedge is also used for hedging market risk on fixed rate or structured bond issues;
- cash flow hedge, which has the objective of covering exposure to variability in future cash flows attributable to particular risks associated with balance sheet captions. This type of hedge is used to stabilise the interest flow on variable rate funding to the extent that the latter finances fixed rate investments;
- hedges of net investments in foreign currency, which refer to the coverage of the risks of net investments in foreign operations expressed in foreign currency.

Only hedging transactions which involve counterparties outside the Group may qualify for hedge accounting.

Measurement criteria
Hedging derivatives are measured at fair value; in particular:

- in the case of fair value hedges, the change in the fair value of the hedged item is offset by the change in fair value of the hedging instrument. Offsetting is recognised via the registration in the statement of income of the gains and losses referred to both the hedged item (as concerns the variations produced by the underlying risk factor), and the hedging instrument. Any difference, which represents the partial ineffectiveness of the hedge, is therefore the net economic effect;
- in the case of cash flow hedges, changes in fair value of the derivative are recorded in equity, for the effective portion of the hedge, and these are registered in the statement of income only when, with reference to the hedged item, there is a variation in the flows to be offset or if the hedge is ineffective;
- hedges of net investments in foreign currency are treated in the same way as cash flow hedges.

Derivatives are designated as hedging instruments if there is formal designation and documentation of the hedging relationship between the hedged item and the hedging instrument and if this is effective at inception and prospectively over the entire period of the hedge.
The effectiveness of the hedge depends on the extent to which changes in the fair value of the hedged item or the relating expected cash flows are offset by those of the hedging instrument. Therefore, effectiveness is appraised by comparing the aforementioned changes, considering the intent pursued by the entity at the time in which it entered the hedging transaction.

A hedge is effective when the variations in fair value (or cash flows) of the hedging financial instrument almost completely neutralise, that is in the limits set out by the 80 -125% range, the changes in the fair value of the hedged item, for the type of risk being hedged.
Effectiveness is assessed at every close of annual or interim financial statements using:

- prospective tests, which justify the application of hedge accounting, since these prove the expected effectiveness of the hedge;
- retrospective tests, which highlight the degree of hedge effectiveness reached in the period to which they refer. In other words, they measure to what extent results achieved differ from perfect hedging.

If such assessments do not confirm hedge effectiveness, from that moment hedge accounting is discontinued, the derivative is reclassified in instruments held for trading and the hedged item is measured on the basis of its classification in the balance sheet.

7. Equity investments

Classification criteria
The caption includes investments in subsidiaries, associates and companies subject to joint control.
Companies are considered subsidiaries when the Parent Company, directly or indirectly, holds more than half of the voting rights or when it has a lower portion of voting rights but has the power to appoint the majority of directors of the company or determine its financial or operating policies. In the measurement of voting rights also "potential" rights are considered if they are currently exercisable or convertible in effective voting rights at any time by the parent company.
Companies are considered to be subject to joint control if their voting rights and the control of their economic activities are equally shared by Banca Intesa, directly or indirectly, and anot her entity. Furthermore, a company is qualified as subject to joint control if, even though voting rights are not equally shared, control on its economic activities and its strategies is shared on the basis of contractual agreements.
Companies are considered associates, that is subject to significant influence, when Banca Intesa holds at least 20% of voting rights (including "potential" voting rights as described above) or when – despite a lower percentage of voting rights - it has the power of participating to the determination of the financial and management policies of the company based on specific juridical relations, such as the participation to voting syndicates.
Certain companies in which Banca Intesa holds a stake exceeding 20% are not considered subject to significant influence since it solely has economic rights on a portion of the returns generated by the investment, but does not have access to management policies and may exercise governance rights limited to the safeguard of its economic interests.
The caption also includes, in consideration of its peculiarity, the equity stake in Bank of Italy.

Recognition criteria
Equity investments are recognised at settlement date. On initial recognition equity investments are recorded at cost, inclusive of the costs or income directly attributable to the transaction.

Measurement criteria
Equity investments are measured at cost, which may be adjusted if permanent losses are deemed to have occurred. If there is evidence of impairment, recoverable amount of the investment is estimated, considering the present value of the future cash flows which may be generated by the investment, included the final disposal value.
If recoverable amount is lower than carrying value, the difference is recorded in the statement of income.
If the reasons for impairment are removed following an event subsequent to the registration of impairment, recoveries are recorded in the statement of income.

Derecognition criteria
Investments in associates and companies subject to joint control are derecognised when the contractual rights to the cash flows from the assets expire or when the investment is sold transferring substantially all the risks and rewards connected to the assets.

8. Property and equipment

Classification criteria

Property and equipment include land, buildings used in operations, investment property, technical plants, furniture and fittings and any type of equipment.

They are tangible items that are held for use in the production or supply of goods or services, for rental to third parties and are expected to be used during more than one period.

The caption also includes the goods used in finance lease contracts, even though the ownership remains in the books of the lessor.

Recognition criteria

Property and equipment are initially measured at cost which comprises in addition to their purchase price any costs directly attributable to the purchase and required for them to be operational.

Extraordinary maintenance expenses which lead to a rise in future economic benefits , increase the value of assets, while other ordinary maintenance costs are recorded in the statement of income.

Measurement criteria

Property and equipment, including investment buildings, are measured at cost, net of depreciation and impairment losses.

Property and equipment are systematically depreciated, adopting the straight -line method over their useful life, indicated below with reference to the main equipment categories: furniture, ordinary office equipment, fittings, plants and any type of equip ment: 8 years; bullet-proof bank counters: 6 years; alarm systems, video filming appliances: 4 years; motor vehicles, information technology appliances and electronic equipment: 3 years. Depreciable amount is represented by the cost of the good since the residual value at the end of the depreciation period is not deemed to be significant.

Buildings are depreciated for a portion equal to 3% per year, deemed to be fit to represent their deterioration over time following their use, considering extraordinary m aintenance expenses, which are recognised in carrying value of the assets.

The following are not depreciated:

- land, irrespectively of whether acquired individually or embedded in the value of buildings, since it has an indefinite useful life. If its value is incorporated in the value of the building, by applying a component approach, land is considered separable from the building; the division between the value of the land and that of the building is calculated on the basis of a specific independent expert opinion solely for entire buildings owned by the Bank for which the Company has the full use of the land;
- works of art, since the useful life of a work of art cannot be estimated and its value is normally destined to increase over time.

If there is some evidence that an asset may have been impaired, carrying value of the asset and its recoverable amount are compared. Any impairment losses are recorded in the statement of income.

If the reasons for impairment cease to exist, a value recovery is recorded which may not exceed the value that the asset would have had, net of depreciation determined in absence of previous impairments.

Derecognition criteria

Property and equipment are derecognised from the balance sheet on disposal or when the asset is permanently withdrawn from use and no future economic benefits are expected from its disposal.

9. Intangible assets

Classification criteria

Intangible assets are recognised as such if they may be identified and stem from legal or contractual rights. Intangible assets include software.

Recognition and measurement criteria

Intangible assets are recognised at cost, adjusted for any accessory charges only if it is probable that the future economic benefits attributable to the assets are realised and if the cost of the asset may be reliably determined. If this is not the case the cost of the intangible asset is recorded in the statement of income in the year in which it was sustained.

The cost of intangible assets is amortised in a straight line based on the intangible's useful life which, for application software, does not exceed five years.

If there is any indication that shows that an asset may have suffered impairment losses, the asset's recoverable amount is estimated. The impairment loss, which is recorded in the statement of income, is equal to the difference between the book value of the assets and the recoverable amount.

Derecognition criteria

Intangible assets are derecognised from the balance sheet on disposal and if no future economic benefits are expected.

10. Non-current assets held for sale and discontinued operations and related liabilities

Non-current assets/liabilities for which a disposal process has commenced and for which disposal is deemed to be extremely probable are recorded in assets under Non-current assets held for sale and discontinued operations and in liabilities under Liabilities associated with non-current assets held for sale and discontinued operations. Such assets/liabilities are measured at the lower between carrying value and their fair value less costs to sell.

The income and charges (net of tax impact) attributable to non-current assets held for sale and discontinued operations or recorded as such in the year are recognised in the statement of income in a separate caption.

11. Current and deferred tax

Banca Intesa records the impact of current and deferred tax applying the tax rates in force. Income taxes are recorded in the statement of income with the exception of those relative to items directly debited or credited in equity.

The provision for income taxes is determined with reference to a prudent estimate of current and deferred taxation. In particular, deferred tax assets and liabilities are determined irrespective of temporal limits and according to all temporary differences between book value attributed to assets or liabilities and the corresponding values for fiscal purposes.

Deferred tax assets, relative to deductible temporary differences or to future tax benefits deriving from the possibility of carried forward tax losses, are recognised to the extent that they have a high probability of recovery, based on the continuing capacity to generate taxable income in future years of Banca Intesa and companies participating to the so-called "national fiscal consolidation".

Deferred tax liabilities have been fully accounted for, with reference to all temporary taxable differences, with the sole exception of shareholders' equity reserves subject to a suspended tax regime, since the size of the available reserves which have already been taxed, leads to believe that the Bank will not undertake any transactions which may lead to tax the untaxed reserves.

Deferred tax assets and liabilities are accounted for in the balance sheet with open balances and without offsetting effects, the former in the Tax assets caption and the latter in the Tax liabilities caption.

Deferred tax assets and liabilities are systematically reviewed considering any changes in fiscal regulations or tax rates and the situation of the company.

12. Allowances for risks and charges

Post employment benefits

Inside-Company post employment benefits are set up based on internal agreements and qualify as defined benefit plans. Liabilities related to such plans and the relative cost of current service are determined on the basis of actuarial assumptions based on the Projected unit credit method. This method sets out that future obligations are forecasted using past time-series analyses and the demographic curve and that such future cash flows are discounted based on a market interest rate. The provisions made in each period of service are considered separately and give rise to an additional unit of benefit entitlement for the purposes of the final obligation. The rate used to discount future flows is the average market yield curve on measurement dates. The present value of the liability at the reference date of the financial statements is also adjusted by the fair value of any plan assets.

Actuarial profits and losses are recognised in the statement of income, on the basis of the "corridor approach" only for the part of profits and losses which are not recorded at the end of the previous period which exceeds the higher between 10% of the present value of the defined benefit obligation and 10% of fair value of plan assets; this excess is recorded in the statement of income on the basis of the expected average remaining working life of the participants to the plan or in the year in the case of retired personnel.

Other allowances

Other allowances for risks and charges record provisions related to obligations legal or connected to labour relationships or to litigations, also fiscal, originated from a past event for which a disbursement will probably arise to settle the obligations, provided that the amount of the disbursement may be estimated reliably.

Where time value is significant, provisions are discounted using current market rates. Provisions and increases due to time value are recorded in the statement of income.

The caption also includes long-term benefits to employees, whose charges are determined with the same actuarial criteria described for post employment benefits. Actuarial profits and losses are all immediately recognised in the statement of income.

13. Payables and securities issued

Classification criteria

Due to banks, Due to customers and Securities issued include various forms of funding on the interbank market and with customers, repurchase agreements with commitment to repurchase and funding via certificates of deposit, bonds issued and other funding instruments in circulation, net of any amounts repurchased.

It also includes the payables recorded by the Bank in the capacity of lessee in finance lease transactions.

Recognition criteria

Initial recognition of such financial liabilities occurs at the date of subscription of the contract, which normally coincides with the time of collection of the sums deposited or the issue of debt securities.

Initial recognition is based on the fair value of the liabilities, normally equal to the amount collected or the issue price, increased by any additional charges/revenues directly attributable to the single funding or issuing transaction. Internal administrative costs are excluded.

Measurement criteria

After initial recognition, financial liabilities are measured at amortised cost with the effective interest method.

An exception is made for short-term liabilities, where time value is immaterial, which are stated at collected amount.

Derecognition criteria

Financial liabilities are derecognised from the balance sheet when they have expired or extinguished. Derecognition also occurs for repurchase of previously-issued bonds. The difference between book value of the liability and amount paid for repurchase is recorded in the statement of income.

Placement of own securities, subsequently to their repurchase, is considered a new issue with recognition at the new placement price.

14. Financial liabilities held for trading

The caption includes the negative value of fair value measurement of derivatives held for trading as well as the negative value of embedded derivatives in combined contracts but which are closely correlated to the latter. It also includes liabilities determined by short selling generated by securities trading activities.
All financial liabilities held for trading are measured at fair value through profit and loss.

15. Financial liabilities designated at fair value through profit and loss

Banca Intesa decided not to adopt the so-called "fair value option", in the 2005 financial statements, that is, it did not avail itself of the possibility of measuring at fair value through profit and loss, financial liabilities other than those which IAS 39 requires the application of fair value measurement considering their specific functional destination. Therefore, only financial liabilities held for trading and those which are subject to fair value hedges and hedging derivatives are measured at fair value through profit and loss.

16. Foreign currency transactions

Initial recognition
Foreign currency transactions are recorded, on initial recognition, in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction.

Reporting at subsequent balance sheet dates
At every close of annual or interim financial statements, captions in foreign currency are measured as follows:
- foreign currency monetary items are translated using the closing rate;
- non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction;
- non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised through profit and loss in the period in which they arise.
When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised through profit and loss, any exchange component of that gain or loss is recognised through profit and loss.

17. Other information

Treasury shares
Any treasury shares held are directly deducted from equity. Similarly, their original cost and the profits or losses deriving from their subsequent sale are recorded in equity.

Leasehold improvements
The costs sustained for restructuring property belonging to third parties are capitalised in consideration of the fact that for the duration of the rental contract the using company has control of the assets and may receive their future economic benefits. Such costs, recorded in Other assets as provided for by the instructions of the Bank of Italy, are amortised over a period which must not exceed the duration of the rental contract.

Employee termination indemnities

Employee termination indemnities are recorded based on their actuarial value.

For the purposes of defining actuarial value, the Projected unit credit method is used. This method sets out that future obligations are forecasted using past time-series analyses and the demographic curve and that such future cash flows are discounted based on a market interest rate. The provisions made in each period of service are considered separately and give rise to an additional unit of benefit entitlement for the purposes of the final obligation. The rate used to discount future flows is the average market yield curve on measurement dates, weighted based on percentage amount paid and advanced, for each maturity with respect to the total to be paid and advanced until the expiry of the entire obligation.

Costs to service the plan are accounted for in personnel costs as the net provisions made, provisions accrued in previous years and not yet accounted for, accrued interest and actuarial gains and losses. The latter are recorded using the "corridor approach" that is as the excess cumulated actuarial gains/losses, recorded at the end of the previous period with respect to 10% of present value of the defined benefit obligation. This excess is recorded in the statement of income on the basis of the expected average remaining working life of the participants to the plan.

Provisions for guarantees and commitments

Provisions made on an individual and collective basis, relative to estimated possible disbursements connected to credit risk relative to guarantees and commitments, determined applying the same criteria set out above with respect to loans, are recorded under Other liabilities, as set out by the Instructions of the Bank of Italy.

Share-based payments

Share-based payments are recorded in the statement of income, with a corresponding increase in shareholders' equity, on the basis of the fair value of financial instruments attributed at assignment date, dividing the charge over the period set forth by the plan.

In the case of options, the fair value is calculated using a model which considers, in addition to information such as strike price and expiry date of the option, spot price of the shares and their expected volatility, expected dividends and the risk-free interest rate, as well as the specific characteristics of the plan. The pricing model values the option and the probability of realisation of the condition on the basis of which the options have been assigned. The combination of the two values supplies the fair value of the assigned instrument.

Any decrease in the number of financial instruments granted is accounted for as a cancellation of such instruments.

Recognition of revenues

Revenues are recognised when they are collected or, in case of sale of goods or products, when it is probable that the economic benefits will be received and these benefits may be measured reliably, in case of services, when these have been rendered. In particular:

- interest is recognised on accrual on the basis of the contractual interest rate or the effective interest rate in the case of application of amortised cost;
- overdue interest, which may be provided for by the relevant contracts is recorded in the statement of income solely at the time of collection;
- dividends are posted in the statement of income when their distribution is approved;
- commission income from services is recorded, on the basis of the existence of contractual agreements, in the period in which the services have been rendered;
- revenues from the sale of financial instruments, determined by the difference between transaction price and the fair value of the instrument are recognised in the statement of income at the time of the transaction if the fair value is determinable with reference to parameters or transactions recently closed on the same market. If such values are not easily observable or present a reduced liquidity, the financial instrument is recognised at a value equal to the price of the transaction, net of the commercial margin; the difference with respect to the fair value is recorded in the statement of income during the life of the

transaction via a progressive reduction, in the valuation model, of the corrective factor connected to the scant liquidity of the instrument;

- revenues deriving from the sale of non-financial assets are recorded at the date of sale, unless Banca Intesa has maintained most of the risks and rewards related to the asset.

Fair value measurement

The fair value is the amount for which an asset may be exchanged or a liability settled between knowledgeable, willing counterparties in an arm's length transaction. Underlying the definition of fair value is a presumption that an entity is a going concern without any need to liquidate or curtail materially the scale of its operations or to undertake a transaction on adverse terms. Fair value reflects the credit quality of the instrument since it incorporates counterparty risk.

Financial instruments

For financial instruments the fair value is determined through the use of prices obtained from financial markets in the case of instruments quoted on active markets or via internal valuation techniques for other financial instruments.

A market is regarded as active if quoted prices, representing actual and regularly occurring market transactions considering a normal reference period, are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency. The following instruments are considered quoted on an active market which respects the characteristics indicated above: mutual funds, spot exchange rates, futures, options, and equities listed on a regulated market and bonds for which it is possible to continuously derive at least a bid and ask price on a quotation service with a bid-ask spread under an interval deemed to be congruous. Lastly, also hedge funds are considered quoted on an active market if these provide for a monthly liquidation of the quotas or, if they do not, if they present liquidability conditions no higher than four months. Conversely, all other securities, derivatives and hedge funds which do not fall in the categories described above are not considered quoted on an active market.

For financial instruments quoted on active markets the current bid price is used for financial assets and the current asking price for financial liabilities, struck on the most advantageous active market to which Banca Intesa had access at the close of the reference period.

For financial instruments for which the bid-ask spread is scarcely significant or for financial assets and liabilities with offsetting market risks, mid-market prices are used (again referred to the last day of the reference period) instead of the bid or ask price.

In case of absence of an active and liquid market the fair value of financial instruments is mostly determined via the use of valuation techniques which have the objective of establishing the price of a hypothetical arm's length transaction, motivated by normal business considerations, at measurement date. Valuation techniques incorporate all factors that market participants consider in setting a price: time value using the risk free rate, insolvency risk, prepayment and surrender risk, volatility of the financial instrument, as well as, if relevant, foreign exchange rates, raw material prices and stock prices.

In presence of high risk or parameters which are not directly observable on the market for more innovative financial products, the fair value desumed from valuation techniques is prudentially decreased through the application of a correction factor, determined on the basis of the degree of complexity of the valuation model used and the liquidity of the financial instrument. Since liquidity risk tends to decrease as the instrument reaches maturity, the aforementioned correction factor is multiplied by a number which decreases on the basis of the financial product's residual life.

The valuation technique defined for a financial instrument is adopted over time and is modified only following significant changes in market conditions or the subjective conditions related to the issuer of the financial instrument.

As concerns bonds and derivatives, valuation techniques have been defined and refer to current market values of similar instruments, to the time value and to option pricing models, marginally referring to the specific elements of the entity being valued and considering the parameters desumable from the market. The identification and application of the latter is carried out on the basis of the liquidity, depth and observability of reference markets. When using a calculation model, the need to make an adjustment to incorporate counterparty credit risk is considered.

In particular, bonds are measured by discounting future cash flows provided for in the contract, adjusted to consider issuer risk.

For derivatives, in consideration of their number and complexity, a systematic reference framework has been developed which represents the common elements (calculation algorithms, processing models, market data used, basic assumptions of the model) that are used to measure all categories of derivatives.

For equities a hierarchy and an order of valuation techniques have been developed which considers: direct transactions, that is significant transactions on the stock registered in a time frame considered to be sufficiently short with respect to measurement date and in constant market conditions, comparable transactions of companies operating in the same sectors and offering products/services similar to those of the equity investment to be measured, the application of average significant market multiples of comparable companies with respect to balance sheet and statement of income aggregates of the equity investment and, lastly, financial, equity and balance sheet individual valuation methods.

As concerns loans available for sale and assets and liabilities measured at cost or amortised cost, fair value for balance sheet purposes or included in the Notes to the Parent Company's financial statements is calculated as set out below:

- for fixed rate medium- and long-term assets and liabilities', measurement is mainly carried out by discounting future cash flows. This is defined applying a risk neutral approach, that is using a risk-free rate and correcting contractual future cash flows to consider the counterparty's credit risk, represented by the parameters Probability of Default (PD) and Loss Given Default (LGD);
- for variable rate assets and liabilities on demand or with short maturities book value net of collective/individual adjustments, represents a good proxy of fair value;
- for securities issued with floating rates and with fixed rates and short -term maturities, book value at inception is deemed to be a reasonable proxy of the fair value considering that it reflects the changes in both the yield curve and proxy in the credit risk associated to the issuer;
- for securities issued with fixed rates and a medium- or long-term maturity and for structured bonds with fair value hedges, the book value determined for the purposes of hedge accounting already considers market risk. For these securities, in the determination of the fair value indicated in the Notes to the Parent Company's financial statements, changes in the credit spread are not considered because of their immateriality.

Non-financial assets

As concerns investment property, for which the fair value is calculated only for the purposes of information to be provided in the Notes to the Parent Company's financial statements, reference is made to values determined, mainly via independent expert opinions, considering transactions at current prices in an active market for similar real estate properties, in the same location and conditions as well as subject to similar conditions in terms of rentals and other contracts.

Amortised cost measurement

Amortised cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition net of any principal repayments, plus or minus cumulative amortisation, calculated using the effective interest rate method, of any difference between initial amount and amount at maturity and net of any reduction for impairment.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or through the subsequent date for recalculation of the price to the net carrying amount of the financial asset or financial liability. For the calculation of the present value the effective interest rate is applied to the flow of future cash receipts or payments through the entire useful life of the financial asset or liability – or for a shorter period when certain conditions recur (for example review of market interest rates).

After initial recognition, amortised cost enables to allocate revenues and costs directly by decreasing or increasing the value of the instrument over the entire expected life of the instrument via the amortisation process. The determination of amortised cost is different depending on the fact that financial assets/liabilities have fixed or variable rates and – in this last case – if the volatility of the rate is known or not beforehand. For instruments with fixed rate or fixed rate by time bands, future cash flows are quantified on the basis of the known interest

rate (sole or variable) over the life of the financing. For financial assets/liabilities with variable rate, for which the volatility is not known beforehand (for example because it is linked to an index), the determination of cash flows is carried out based on the last rate available. At every revision of the interest rate the amortisation plan and the effective interest rate for the e ntire life of the investment, that is, until maturity, are recalculated. Any changes are recorded in the statement of income as income or loss.

Loans, investments held to maturity and financial assets available for sale, payables and securities issued are measured at amortised cost. Financial assets and liabilities traded at market conditions are initially recognised at fair value, which normally corresponds to the amount disbursed or paid including, for instruments measured at amortised cost, transaction costs and any directly attributable fees.

Transaction costs include internal or external marginal costs and income attributable to the issue, the acquisition or the disposal of a financial instrument which are not debited to the client. Such commissions, which must be directly attributable to the single financial asset or liability, modify the original effective interest rate, thereby the effective interest rate associated to the transaction differs from contractual interest rate. Transaction costs do not include costs/income referred to more than one transaction and the components related to events which may occur during the life of the financial instrument, but which are not certain at the time of the initial agreement, such as for example: commissions f or distribution, for non-use, for advance termination, for underwriting, for facility and arrangement. Furthermore, amortised cost does not include costs which would be sustained independently from the transaction (e.g. administrative and communication costs, stationery expenses), those, which though directly attributable to the transaction are part of standard practice for the management of the financing (e.g. activities related to the loan granting process), as well as commissions of services received following structured finance activities which would in any case have been received independently from the subsequent financing of the transaction and, lastly, intergroup costs and income.

With reference to loans, the following costs are considered directly a ttributable to the financial instrument: fees paid to distribution networks, fees paid for the origination and/or the participation to syndicated loans and lastly, up-front commissions correlated to loans disbursed at rates exceeding market rates. Income c onsidered in the calculation of amortised cost includes: up-front commissions correlated to loans disbursed at rates under market rates, income for the participation of syndicated loans and brokerage commissions received.

As concerns securities not classified as held for trading, the following are considered transaction costs: commissions on contracts with brokers operating on the Italian stock exchange, commissions paid to dealers operating on the Italian and foreign stock and bond markets defined on the basis of the commission tables. Stamp duty is not considered in amortised cost since immaterial.

For securities issued, amortised cost considers placement commissions on bond issues paid to third parties, amounts paid to Exchanges and compensation paid to Independent auditors for the activities performed for each single issue, while amortised cost does not consider commissions paid to rating agencies, legal and advisory/review expenses for the annual update of prospectuses, the costs for the use of indexes and commissions which originate during the life of the bond issue.

Amortised cost is also applied for the measurement of loss incurred by the financial instruments listed above as well as for the measurement of instruments issued or purchased at a value other than fair value. The latter are measured at fair value, instead of the amount collected or paid, by discounting expected future cash flows at a rate equal to the effective interest rate of similar instruments (in terms of credit rating, contractual e xpiry, currency, etc.), with the simultaneous registration in the statement of income of a financial charge or income; after initial recognition, these are measured at amortised cost with the registration of higher or lower effective interest with respect to nominal interest. Lastly, also structured assets and liabilities which are not recognised at fair value through profit and loss for which the embedded derivative has been separated from the financial instrument are measured at amortised cost.

The amortised cost measurement criteria is not applied to financial assets/liabilities hedged for which fair value changes related to the risk hedged are recorded through profit and loss. The financial instrument is again measured at amortised cost in case of hedge termination; from that moment the fair value changes recorded before are amortised, calculating a new effective interest rate which considers the value of the loan adjusted by the fair value of the hedged part,

until the natural expiry of the hedge. Furthermore, as already mentioned in the paragraph relative to measurement criteria of due to and from banks and customers and securities issued, measurement at amortised cost is not applied to short -term assets/liabilities for which the time value is deemed to be immaterial and to loans without a definite maturity or revocable.

Impairment of assets

Financial assets

At every balance sheet date financial assets not classified in Financial assets held for trading are subject to impairment test for the purpose of assessing if there is objective evidence which leads to deem that the carrying value of such assets is not fully recoverable.

A permanent loss occurs if there is objective evidence of a reduction in future cash flows with respect to those originally estimated, following specific events; the loss must be quantified in a reliable way and must be incurred and not merely expected.

The measurement of impairment is carried out on an individual basis for financial assets which present specific evidence of losses and collectively, for financial assets for which individual measurement is not required or do not lead to adjustments. Collective measurement is based on the identification of portfolios of financial assets with the same risk characteristics as concerns the borrower/issuer, the economic sector, the geographic area, the presence of any guarantees and other relevant factors.

With reference to loans to customers and due from banks, positions attributed the status of doubtful, substandard, restructured or past due according to the definitions of Bank of Italy, consistent with IAS/IFRS, are subject to individual measurement.

Such non-performing loans undergo an individual measurement process and the amount of the adjustment of each loan is the difference between its carrying value at the time of measurement (amortised cost) and the present value of expected future cash flows, discounted using the original effective interest rate.

Expected cash flows consider expected recovery periods, presumed realisable value of guarantees as well as the costs sustained for the recovery of credit exposure. Cash flows relative to loans which are deemed to be recovered in the short term are not discounted, since the time value is immaterial.

Loans for which no objective evidence of loss has emerged from individual measurement are subject to collective measurement. Collective measurement occurs for homogeneous loan categories in terms of credit risk and the relative loss percentages are estimated considering past time-series, founded on observable elements at measurement date, that enable to estimate the value of the latent loss in each loan category. Measurement also considers the risk connected to the borrower's resident Country.

The determination of provisions on performing loans is carried out identifying the highest possible synergies (as permitted by the various legislations) with the supervisory approach contained in the "New capital accord" generally known as Basel II. In particular, the parameters of the calculation model set out in the new supervisory provisions, namely, Probability of Default (PD) and Loss Given Default (LGD), are used – where already available – also for the purposes of financial statement valuation. The relationship between the two aforementioned parameters represents the starting point for loan segmentation, since they summarise the relevant factors considered by IAS/IFRS for the determination of the homogenous categories and for the calculation of provisions. The time period of a year used for the determination of the probability of default is deemed to approximate the notion of incurred loss, that is, the loss based on current events but not yet included by the entity in the review of the risk of the specific customer, set forth by international accounting principles.

For financial assets available for sale, a negative change in fair value is considered impairment only if the loss is deemed to be permanent; in this case cumulated loss recorded in the year and any valuation reserve are registered in the statement of income. The impairment test is applied if one of the following conditions occurs: decrease in the fair value exceeding 20% of the original book value or decrease in the fair value persisting for a period of 24 months. Furthermore, for equities, the presence of one of these two elements is considered objective evidence of impairment: decrease in the rating by over 2 notches, market capitalisation significantly under book value, the launch of a debt restructuring programme, a significant contraction in book value of shareholders' equity.

As concerns valuation techniques used to calculate fair value, please refer to the relevant illustrative chapter.

Equity investments

Consolidated direct and indirect investments are subject to the impairment process; in particular, with reference to goodwill recorded in Banca Intesa's financial statements, deriving from the registration of investments at a value exceeding the relevant shareholders' equity, the impairment process is conducted via the estimate of the recoverable amount of cash-generating units represented by the juridical entity or by a specific business to which such goodwill has been allocated.

The impairment process is conducted on an annual basis for each investment which leads to record goodwill in the Parent Company or consolidated financial statements, and only in presence of signs of impairment (represented by the situations already indicated above with reference to financial assets available for sale) for the remaining investments.

The impairment process entails the determination of recoverable amount, represented by the higher between fair value less costs to sell and value in use.

As concerns valuation techniques used to calculate fair value less costs to sell, please refer to the relevant illustrative chapter herein.

Value in use is the current value of expected future cash flows from the asset undergoing the impairment process; it reflects estimated expected future cash flows from the asset, the estimate of possible changes in the amount and/or timing of cash flows, time value of money, the price able to repay the risk of the asset and other factors such as for example the illiquidity of the asset, which may affect the appreciation by market participants of expected future cash flows from the asset.

Value in use is determined by discounting future cash flows (DCF - Discounted Cash Flow).

Other non-financial assets

Property, equipment and intangible assets with definite useful life are subject to impairment test if there is the indication that the book value of the asset may no longer be recovered. Recoverable amount is determined with reference to the fair value of the property and equipment or intangible assets less costs to sell or the value in use if determinable and if it is higher than fair value.

As concerns property, fair value is mostly determined on the basis of an opinion prepared by an independent expert. The expert opinion is periodically renewed every time these is a change in real estate market trends which might lead to deem that previous estimates are no longer accurate and in any case every three years. Impairment is recorded only in the case that the fair value less costs to sell or value in use is lower than carrying value for a continuous period of three years.

For other property, equipment and intangible assets (other than goodwill) it is assumed that carrying value normally corresponds to value in use, since determined by a depreciation or amortisation process estimated on the basis of the effective contribution of the asset to the production process and since the determination of fair value is extremely subjective. The two values diverge and lead to impairment, in case of damages, exit from the production process or other similar non-recurring circumstances.

Part B: Information on the Parent Company's balance sheet

ASSETS

SECTION 1 - CASH AND CASH EQUIVALENTS - CAPTION 10

1.1 Cash and cash equivalents: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (§)
a) Cash	1,080	957
b) On demand deposits with Central Banks	18	13
Total	1,098	970

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

SECTION 2 - FINANCIAL ASSETS HELD FOR TRADING - CAPTION 20

2.1 Financial assets held for trading: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 (§)	
	Quoted	Unquoted	Quoted	Unquoted
A Cash assets				
1 Debt securities	9,300	12,954	13,253	12,159
2. Equities (*)	675	956	1,070	320
3 Loans	-	-	-	-
4 Non-performing assets	-	-	-	-
5 Assets sold not derecognised	3,662	297	-	-
Total A	13,637	14,207	14,323	12,479
B Derivatives				
1 Financial derivatives	-	10,280	-	13,194
2 Credit derivatives	-	768	-	338
Total B	-	11,048	-	13,532
TOTAL (A+B)	13,637	25,255	14,323	26,011

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

(*) The caption includes quotas of UCIS

Cash assets are classified as quoted or unquoted based on the fact that such assets have or do not have a price in an active market, as illustrated in Part A - Accounting policies.
In compliance with Bank of Italy instructions, variation margins with Clearing Houses related to futures are recorded under Loans to customers.

Equities also include quotas of UCITS for 151 million euro and hedge funds for 424 million euro. Equities measured at cost represent an immaterial portion of the subcaption. Subcaption A.5. Assets sold not derecognised includes securities related to repurchase agreements.

2.2. Financial assets held for trading: borrower/issuer breakdown

Information contained in Part E of these Notes, in the table: Financial assets – borrower/issuer breakdown.

2.3. Financial assets held for trading: trading derivatives

(in millions of euro)

Type of derivatives/ Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	31.12.2005	31.12.2004 except IAS 39 *
A) QUOTED DERIVATIVES							
1) Financial derivatives	-	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-	-
- options bought	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-	-
- options bought	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-	-
Total A	-	-	-	-	-	-	-
B) UNQUOTED DERIVATIVES							
1) Financial derivatives	6,572	838	870	-	-	10,280	13,194
with exchange of underlying asset	-	833	16	-	-	849	1,534
- options bought	-	34	16	-	-	50	33
- other derivatives	-	799	-	-	-	799	1,501
without exchange of underlying asset	8,572	5	854	-	-	9,431	11,660
- options bought	975	3	770	-	-	1,748	2,279
- other derivatives	7,597	2	84	-	-	7,683	9,381
2) Credit derivatives	-	-	-	768	-	768	338
with exchange of underlying asset	-	-	-	734	-	734	295
without exchange of underlying asset	-	-	-	34	-	34	43
Total B	8,572	838	870	768	-	11,048	13,532
TOTAL (A + B)	8,572	838	870	768	-	11,048	13,532

* Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

2.4 Financial assets held for trading (other than those sold not derecognised and non-performing): annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

SECTION 3 - FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS - CAPTION 30

Caption not applicable to Banca Intesa.

SECTION 4 - FINANCIAL ASSETS AVAILABLE FOR SALE - CAPTION 40

4.1 Financial assets available for sale: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [*]	
	Quoted	Unquoted	Quoted	Unquoted
1. Debt securities	106	511	-	-
2. Equities [a]	721	1,115	-	-
2.1 Measured at fair value	721	1,110	-	-
2.2 Measured at cost	-	5	-	-
3. Loans		314	-	-
4. Non-performing assets		4	-	-
5. Assets sold not derecognised	-	-	-	-
Total	827	1,944	-	-

[*] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

[a] The caption includes the quotas of UCITS.

On the basis of the decisions regarding comparative figures illustrated in Part A – Accounting policies, all securities not included in the investment portfolio (as provided for by Legislative Decree 87/92), as at 31st December 2004, are recorded in the caption Financial assets held for trading; securities which were posted in the investment portfolio are classified under Investments held to maturity. Therefore, no securities have been restated in the captions Due from banks, Loans to customers and Financial assets available for sale.

Equities also include quotas of UCITS of 13 million euro.

Loans, as illustrated in Part A – Accounting policies, refer to portions of syndicated loans underwritten and destined to be subsequently sold.

As concerns the subcaption Non-performing assets, please refer to Part E – Information on risks and relative hedging policies, Section 1.1 – Credit risk.

4.2 Financial assets available for sale: borrower/issuer breakdown

Information contained in Part E of these Notes, in the table: Financial assets – borrower/issuer breakdown.

4.3 Financial assets available for sale: hedged assets

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other [*]			
- Financial assets available for sale	188	-	-	-	-	-	-	-	-	2,583	2,771

[*] Includes forecasted transactions.

4.4 Financial assets available for sale: assets with specific hedges

Information is indicated in table 4.3 above.

4.5 Financial assets available for sale (other than those sold not derecognised and non-performing): annual changes
Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

SECTION 5 - INVESTMENTS HELD TO MATURITY - CAPTION 50

5.1 Investments held to maturity: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 (5)	
	Book value	Fair value	Book value	Fair value
1 Debt securities	-	-	717	727
2 Loans	-	-	-	-
3 Non-performing assets	-	-	-	-
4 Assets sold not derecognised	-	-	-	-
Totale	-	-	717	727

(5) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities

5.2 Investments held to maturity: borrowers/issuers

5.3 Investments held to maturity: hedged assets

5.4 Investments held to maturity (other than assets sold not derecognised and non-performing): annual changes

For information set out in points 5.1, 5.2, 5.3 and 5.4 above, it must be noted that following first-time adoption of IAS 39 (1st January 2005) Banca Intesa did not classify any financial instrument under Investments held to maturity.

SECTION 6 - DUE FROM BANKS - CAPTION 60

6.1 Due from banks: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
A. Due from Central Banks	511	509
1. Time deposits	1	-
2. Compulsory reserve	510	509
3. Repurchase agreements	-	-
4. Other	-	-
B. Due from banks	35,214	36,168
1. Current accounts and deposits	6,274	5,359
2. Time deposits	19,508	17,509
3. Other loans	8,945	13,286
3.1 Repurchase agreements	6,951	9,319
3.2 Finance leases	-	-
3.3 Other	1,994	3,967
4. Debt securities	376	-
4.1 Structured	-	-
4.2 Other	376	-
5. Non-performing assets	-	1
6. Assets sold not derecognised	-	-
7. Trade receivables	111	13
Total (book value)	**35,725**	**36,677**
Total (fair value)	**35,719**	**-**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

The illustration of the criteria to determine fair value is contained in Part A - Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.

On the basis of the decisions regarding comparative figures, illustrated in Part A - Accounting policies, all securities not included in the investment portfolio as provided for by Legislative Decree 87/92, as at 31st December 2004, are recorded in the caption Financial assets held for trading; securities which were posted in the investment portfolio are classified under Investments held to maturity. Therefore, no securities have been restated in the captions Due from banks, Loans to customers and Financial assets available for sale.

As concerns the subcaption Non-performing assets, please refer to Part E - Information on risks and relative hedging policies, Section 1.1 - Credit risk.

The subcaption B.7 Trade receivables includes due from banks for services rendered.

6.2 Due from banks: hedged assets

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other			
Due from banks	1,097	-			-	141	274	-	-	34,433	35,725

* Includes forecasted transactions.

6.3 Finance leases

Banca Intesa had no lease receivables from banks.

SECTION 7 - LOANS TO CUSTOMERS - CAPTION 70

7.1 Loans to customers: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (a)
1 Current accounts	14,764	14,850
2 Repurchase agreements	2,190	2,059
3 Mortgages	48,812	42,786
4 Credit card loans, personal loans and transfer of one fifth of salaries	2,627	2,486
5. Finance leases	-	-
6 Factoring	-	-
7 Other operations	36,827	36,788
8 Debt securities	1,657	-
9. Non-performing assets	3,130	4,301
10. Assets sold not derecognised	-	-
11. Trade receivables	560	243
Total (book value)	**110,567**	**103,513**
Total (fair value)	**110,989**	**-**

(a) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments and ii) presentation of non current assets held for sale and discontinued operations and related liabilities

The illustration of the criteria to determine fair value is contained in Part A - Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.

On the basis of the decisions regarding comparative figures illustrated in Part A - Accounting policies, all securities not included in the investment portfolio (as provided for by Legislative Decree 87/92), as at 31st December 2004, are recorded in the caption Financial assets held for trading; securities which were posted in the investment portfolio are classified under Investments held to maturity. Therefore, no securities have been restated in the captions Due from banks, Loans to customers and Financial assets available for sale.

As concerns the loan portfolio quality, please refer to Part E - Information on risks and relative hedging policies, Section 1.1 - Credit risk.

The subcaption Trade receivables includes loans to customers for services rendered.

7.2 Loans to customers: borrower/issuer breakdown

Information contained in Part E of these Notes, in the table: Financial assets - borrower/issuer breakdown.

7.3 Loans to customers: hedged assets

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other *			
Loans to customers	697				258				-	109,612	110,567

* Includes expected transactions

As illustrated in Part A - Accounting policies and Part E - Information on risks and relative hedging policies, loans to customers are mainly hedged via cash flow hedges of variable rate funding represented by securities, to the extent to which this is used to finance fixed rate investments.

7.4 Finance leases

Banca Intesa had finance lease contracts of immaterial amount.

SECTION 8 - HEDGING DERIVATIVES - CAPTION 80 OF ASSETS AND CAPTION 60 OF LIABILITIES

As concerns the objectives and the strategies underlying hedging transactions please refer to information provided in Part E - Information on risks and relative hedging policies, Section 1.2 - Market risks.

Solely derivatives traded on regulated markets are considered quoted derivatives. For futures, on the basis of the instructions issued by the Bank of Italy, the relative margins are recorded under the caption Loans to customers.

8.1 Hedging derivatives

Caption 80 of assets: breakdown by type of derivative and underlying asset

(in millions of euro)

Type of derivatives/Underlying assets	Interest rate	Foreign exchange	Equities	Loans	Other	Total
A) QUOTED DERIVATIVES						
1) Financial derivatives	-	-	-	-	-	-
with exchange of underlying asset						
options bought						
other derivatives			-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
options bought		-				
other derivatives	-	-	-	-	-	-
2) Credit derivatives			-		-	
with exchange of underlying asset						
without exchange of underlying asset	-		-	-	-	-
Total A	-	-	-	-	-	-
B) UNQUOTED DERIVATIVES						
1) Financial derivatives	1,013	34				1,047
with exchange of underlying asset		20	-	-	-	20
- options bought			-	-	-	-
- other derivatives		20	-			20
without exchange of underlying asset	1,013	14				1,027
- options bought	-	-	-	-	-	-
other derivatives	1,013	14				1,027
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset					-	-
Total B	**1,013**	**34**	**-**	**-**	**-**	**1,047**
TOTAL (A+B) 31.12.2005	**1,013**	**34**	**-**	**-**	**-**	**1,047**

Caption 60 of liabilities: breakdown by type of derivative and underlying asset

(in millions of euro)

Type of derivatives/Underlying assets	Interest rate	Foreign exchange	Equities	Loans	Other	Total
A) QUOTED DERIVATIVES						
1) Financial derivatives					-	-
with exchange of underlying asset					-	-
- options issued	-		-	-	-	-
other derivatives						
without exchange of underlying asset						-
- options issued					-	-
- other derivatives		-	-		-	-
2) Credit derivatives	-	-	-		-	-
with exchange of underlying asset	-	-	-		-	-
without exchange of underlying asset						
Total A	-	-	-	-	-	-
B) UNQUOTED DERIVATIVES						
1) Financial derivatives	1,292	28		-	-	1,320
with exchange of underlying asset	-	28	-	-	-	28
options issued						
- other derivatives		28	-	-	-	28
without exchange of underlying asset	1,292	-	-	-	-	1,292
- options issued		-		-	-	-
other derivatives	1,292				-	1,292
2) Credit derivatives						-
with exchange of underlying asset	-				-	
without exchange of underlying asset	-	-	-		-	-
Total B	1,292	28	-	-	-	1,320
TOTAL (A+B) 31.12.2005	1,292	28	-	-	-	1,320

The tables indicate positive and negative values of hedging derivatives.

The respective assets/liabilities hedged are indicated in specific tables included in the illustration of the single captions.

It must be noted that comparative figures as at 31st December 2004 are not indicated since IAS 39 was applied as of 1st January 2005.

8.2 Hedging derivatives

Caption 80 of assets: breakdown by hedged portfolio and type of hedge

(in millions of euro)

Operations/Type of hedge	Fair value						Cash flow	
	Specific					Generic	Specific	Generic
	interest rate risk	foreign exchange risk	credit risk	price risk	various risks			
1. Financial assets available for sale	-	-	-	-	-	X	-	X
2. Loans	38	-	-	X	-	X	16	X
3. Investments held to maturity	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	-	X	-
Total assets	**38**	-	-	-	-	-	**16**	-
1. Financial liabilities	963	-	-	X	20	X	-	X
2. Portfolio	X	X	X	X	X	-	X	10
Total liabilities	**963**	-	-	-	**20**	-	-	**10**

Caption 60 of liabilities: breakdown by hedged portfolio and type of hedge

(in millions of euro)

Operations/Type of hedge	Fair value						Cash flow	
	Specific					Generic	Specific	Generic
	interest rate risk	foreign exchange risk	credit risk	price risk	various risks			
1 Financial assets available for sale	28	-	-		-	-		-
2 Loans	9		-	-	7		-	-
3 Investments held to maturity	X					-		-
4 Portfolio	X	X	X	X	X	X	X	-
Total assets	37				7			
1 Financial liabilities	1 179				28			X
2 Portfolio	X	X	-	X	X	-	X	69
Total liabilities	1 179	-	-	-	28	-	-	69

The tables respectively indicate positive and negative fair values of hedging derivatives, broken down in relation to asset or liability hedged and type of hedge. These mostly refer to fair value hedges of liabilities issued and fair value hedges of loans and for the sole derivatives to hedge liabilities, Financial assets available for sale. Cash flow hedges mostly refer to floating rate securities used to fund fixed rate investments.

SECTION 9 - FAIR VALUE CHANGE OF FINANCIAL ASSETS IN HEDGED PORTFOLIOS - CAPTION 90

Caption not applicable to Banca Intesa.

SECTION 10 - EQUITY INVESTMENTS - CAPTION 100

10.1 Equity investments: information on equity stakes

	Registered office	% held	Votes available %
A Wholly-owned subsidiaries			
1. Agricola Investimenti S.p.A.	Milano	100.00	100.00
2. Banca Caboto S.p.A.	Milano	100.00	100.00
3. Banca Intesa (France) S.A.	Paris	99.99	99.99
4. Banca di Trento e Bolzano S.p.A.	Trento	8.28	8.28
5. Banca Intesa Mediocredito S.p.A.	Milano	100.00	100.00
6. Banca Intesa Private Banking S.p.A.	Milano	100.00	100.00
7. Banca Popolare Friuladria S.p.A.	Pordenone	76.05	76.05
8. Banco Wiese Sudameris S.A.	Lima (Peru)	82.10	82.10
9. BCI U.S. Funding LLC I	USA	100.00	100.00
10. BCI U.S. Funding LLC II	USA	100.00	100.00
11. BCI U.S. Funding LLC III	USA	100.00	100.00
12. Banca Intesa Infrastrutture e Sviluppo S.p.A.	Roma	100.00	100.00
13. Cassa di Risparmio di Biella e Vercelli S.p.A.	Biella	55.00	55.00
14. Cassa di Risparmio di Parma e Piacenza S.p.A.	Parma	100.00	100.00
15. Comit Investments (Ireland) Ltd	Dublin	99.21	99.21
16. Cormano S.r.l.	Varese	70.82	70.82
17. E.TR Esazione Tributi S.p.A.	Cosenza	100.00	100.00
18. Finanziaria B.T.B. S.p.A.	Trento	99.29	99.29
19. Ifas Gruppo S.p.A.	Torino	45.00	45.00
20. Immobiliare Bella Riva S.r.l.	Como	100.00	100.00
21. IntesaBci Preferred Capital Company LLC III	USA	100.00	100.00
22. Intesa Bank Ireland Plc	Dublin	99.99	99.99
23. Intesa Bank Overseas Ltd.	Cayman Islands	100.00	100.00
24. Intesa Brasil Empreendimentos S.A.	Sao Paulo	100.00	100.00
25. Intesa Casse del Centro S.p.A.	Spoleto-Perugia	96.07	96.07
26. Intesa Distribution Services S.r.l.	Milano	32.05	32.05
27. Intesa e-Lab S.p.a.	Milano	100.00	100.00
28. Intesa Formazione S.c.p.a.	Napoli	61.00	61.00
29. Intesa Funding LLC	USA	100.00	100.00
30. Intesa Gestione Crediti S.p.A.	Milano	100.00	100.00
31. Intesa Holding Asset Management S.p.A.	Milano	100.00	100.00
32. Intesa Holding International S.A.	Luxembourg	99.99	99.99
33. Intesa Investimenti S.p.A.	Milano	100.00	100.00
34. Intesa Lease Sec S.r.l.	Milano	60.00	60.00
35. Intesa Leasing S.p.A.	Milano	99.67	99.67
36. Intesa Mediofactoring S.p.A.	Milano	100.00	100.00
37. Intesa Preferred Capital Company LLC	USA	100.00	100.00
38. Intesa Previdenza - Soc. di Intermediaz Mobiliare S.p.A.	Milano	78.53	78.53
39. Intesa Real Estate S.r.l. (former Immobiliare Maram S.r.l)	Milano	100.00	100.00
40. Intesa Sec S.p.A.	Milano	60.00	60.00
41. Intesa Sec 2 S.r.l.	Milano	60.00	60.00
42. Intesa Sec NPL S.p.A.	Milano	60.00	60.00
43. Intesa Sec NPL2 S.r.l.	Milano	60.00	60.00
44. IntesaTrade Sim S.p.A.	Milano	100.00	100.00
45. Inversiones Mobiliarias S.A. "IMSA"	Lima (Peru)	97.29	97.29
46. Lima Sudameris Holding S.A.	Lima (Peru)	49.28	49.28

	Registered office	% held	Votes available %
47. Magazzini Generali C.R. PP.LL. S.p.A.	Milano	100.00	100.00
48. OOO Intesa Realty Russia	Moscow	100.00	100.00
49. Petrochemical Investments Ltd. (P.I.L.)	Cayman Islands	100.00	100.00
50. Phoenix Beteiligungs GmbH	Berlin	100.00	100.00
51. Phoenix Beteiligungs GmbH & Co KG	Berlin	98.78	98.78
52. Private Equity International S.A.	Luxembourg	99.99	99.99
53. Resco Uno S.r.l.	Milano	100.00	100.00
54. Scala Advisory S.A.	Milano	99.97	99.97
55. Setefi S.p.A.	Milano	100.00	100.00
56. SIREFID S.p.A.	Milano	100.00	100.00
57. ZAO Banca Intesa	Moscow	100.00	100.00
58. Zao International Business Consulting (in liquidation)	Moscow	55.00	55.00
B. Companies subject to joint control			
1. Agos S.p.A.	Milano	49.00	49.00
2. Augusto S.r.l.	Milano	5.00	5.00
3. Carah S.p.A.	Alessandria	35.00	35.00
4. Colombo S.r.l.	Milano	5.00	5.00
5. Diocleziano S.r.l.	Milano	5.00	5.00
6. I2 Capital S.p.A.	Torino	8.01	8.01
7. Leonardo Technology S.p.A	Milano	33.33	33.33
8. Nextra Investments Management SGR S.p.A.	Milano	32.05	32.05
9. Shanghai Sino Italy Business Advisory Company Ltd	Shanghai	40.00	40.00
10. Sviluppo Garibaldi - Repubblica S.p.A.	Milano	33.00	33.00
C. Companies subject to significant influence			
1. Autostrade Lombarde S.p.A.	Bergamo	3.80	3.80
2. Banca Generali S.p.A.	Trieste	25.00	25.00
3. Banca Impresa Lazio S.p.A.	Roma	12.00	12.00
4. Bolzoni S.p.A.	Piacenza	28.36	28.36
5. Cassa di Risparmio di Fermo S.p.A.	Fermo	33.33	33.33
6. Cassa di Risparmio della Provincia di Teramo S.p.A.	Teramo	20.00	20.00
7. Castello Gestione Crediti S.r.l.	Milano	19.00	19.00
8. Collegamenti Integrati Veloci - CIV S.p.A.	Tortona	5.00	5.00
9. Euromilano S.p.A.	Milano	37.50	37.50
10. Europrogetti & Finanza S.p.A.	Roma	15.97	15.97
11. F.I.L.A. Fabbrica Italiana Lapis ed Affini S.p.A.	Milano	20.00	20.00
12. Giraglia Immobiliare S.p.A.	Milano	20.02	20.02
13. International Sailing Boats - ISB S.r.l.	Forlì	31.99	31.99
14. Intesa Vita S.p.A.	Milano	50.00	44.44
15. Lazard & Co S.r.l.	Milano	40.00	40.00
16. Mater-Bi S.p.A.	Milano	34.48	34.48
17. Nextra Alternative Investments SGR S.p.A.	Milano	10.00	10.00
18. Obiettivo Nord-Est Sicav	Venezia	13.73	13.73
19. P.B. S.r.l.	Milano	42.24	42.24
20. Parmafactor S.p.A.	Milano	10.00	10.00
21. Pirelli & C S.p.A.	Milano	1.54	1.58
22. R.C.N. Finanziaria S.p.A.	Mantova	23.96	23.96
23. Rizzoli Corriere della Sera MediaGroup S.p.A.	Milano	4.58	4.77
24. Società per i Servizi Bancari S.p.A.	Milano	17.52	17.52
25. Synesis Finanziaria S.p.A.	Torino	25.00	25.00
26. Tangenziali Esterne di Milano S.p.A.	Milano	5.00	5.00
27. Termomeccanica S.p.A.	La Spezia	33.29	33.29
28. Turismo & Immobiliare S.p.A.	Milano	25.00	25.00
29. Uno A Erre Italia S.p.A. (ex Ecc Holding)	Arezzo	24.33	24.33

After the merger of Intesa Real Estate in Banca Intesa, as illustrated in Part G – Business combinations, Immobiliare Maram S.r.l. changed its corporate name to Intesa Real Estate S.r.l.

The illustration of the motivations which determine that a company is subject to joint control or significant influence is contained in Part A – Accounting policies of consolidated financial statements, to which reference must be made.

10.2 Equity investments: financial highlights

(in millions of euro)

	Total assets	Revenues	Net income (loss)	Shareholders' equity	Book value	Fair value
A. Wholly owned subsidiaries					9,646	
1 Agricola Investimenti S.p.A.	31					-
2 Banca Caboto S.p.A.	21,112	577	32	651	676	-
3 Banca Intesa (France) S.A.	1,678	55	29	189	190	-
4 Banca di Trento e Bolzano S.p.A.	2,202	129	15	107	11	
5 Banca Intesa Mediocredito S.p.A.	13,141	501	48	843	895	
6 Banca Intesa Private Banking S.p.A.	1,278	150	43	84	82	
7 Banca Popolare FriulAdria S.p.A.	4,552	299	24	462	260	
8 Banco Wiese Sudameris S.A.	2,982	259	15	225	19	
9 BCI U.S. Funding LLC I	185	14		1	8	
10 BCI U.S. Funding LLC II	561	22		26	26	
11 BCI U.S. Funding LLC III	191	15		9	9	
12 Banca Intesa Infrastrutture e Sviluppo S.p.A.	6			6	6	
13 Cassa di Risparmio di Biella e Vercelli S.p.A.	2,591	214	29	209	190	
14 Cassa di Risparmio di Parma e Piacenza S.p.A.	15,862	941	145	956	714	-
15 Comit Investments (Ireland) Ltd	4	4	4	4		
16 Cormano S.r.l.	-					
17 E.TR. Esazione Tributi S.p.A.	1,713	206	95	98	2	
18 Finanziaria B.T.B. S.p.A.	64	1	7	65	134	
19 Iias Gruppo S.p.A.	-				2	-
20 Immobiliare Bella Riva S.r.l.					5	
21 IntesaBci Preferred Capital Company LLC II	129	55		9	9	
22 Intesa Bank Ireland Plc	4,837	135	22	404	361	
23 Intesa Bank Overseas Ltd	1,087	38	-	11	9	
24 Intesa Brasil Empreendimentos S.A.	2	3	1	1	1	-
25 Intesa Casse del Centro S.p.A.	994	41	75	608	771	-
26 Intesa Distribution Services S.r.l.	7			7	2	
27 Intesa e-Lab S.p.A.	6	5		6	6	-
28 Intesa Formazione S.c.p.a.	5					-
29 Intesa Funding LLC	3,194	17				
30 Intesa Gestione Crediti S.p.A.	365	17	45	85	83	-
31 Intesa Holding Asset Management S.p.A.	847	776	704	675	111	-
32 Intesa Holding International S.A.	2,920	144	132	3,058	2,058	-
33 Intesa Investimenti S.p.A.	1,045	100	95	1,047	1,000	
34 Intesa Lease Sec S.r.l.					-	
35 Intesa Leasing S.p.A.	7,112	252	11	254	153	-
36 Intesa Mediofactoring S.p.A.	5,350	231	44	296	725	
37 Intesa Preferred Capital Company LLC	243	8		44	44	
38 Intesa Previdenza - Società di Intermediazione Mobiliare S.p.A.	20	10		16	12	
39 Intesa Real Estate S.r.l. (former Immobiliare Maram S.r.l.)	43	6	2	34	36	
40 Intesa Sec S.p.A.						-
41 Intesa Sec 2 S.r.l.						
42 Intesa Sec NPL S.p.A.						-
43 Intesa Sec NPL 2 S.r.l.						
44 IntesaTrade Sim S.p.A.	171	21		25	25	-

(in millions of euro)

	Total assets	Revenues	Net income (loss)	Shareholders' equity	Book value	Fair value
45. Inversiones Mobiliarias S.A. "IMSA"	29	29	-4	10	-	-
46. Lima Sudameris Holding S.A.	43	45	-	42	-	-
47. Magazzini Generali C.R. PP. LL. S.p.A.	25	1	-	24	24	-
48. OOO Intesa Realty Russia	-	-	-	-	-	-
49. Petrochemical Investments Ltd. (P.I.L.)	-	-	-	-	6	-
50. Phoenix Beteiligungs GmbH	-	-	-	-	-	-
51. Phoenix Beteiligungs GmbH & Co KG	14	2	-2	11	13	-
52. Private Equity International S.A.	1,062	36	36	559	501	-
53. Resco Uno S.r.l.	-	-	-	-	-	-
54. Scala Advisory S.A.	-	-	-	-	-	-
55. Setefi S.p.A.	105	149	27	63	25	-
56. SIREFID S.p.A.	9	6	1	6	2	-
57. ZAO Banca Intesa	148	6	-	19	17	-
58. Zao International Business Consulting (in liquidation)	-	-	-	-	-	-
B. Companies subject to joint control					246	
1. Agos S.p.A.	4,976	533	62	277	115	-
2. Augusto S.r.l.	-	-	-	-	-	-
3. Caralt S.p.A.	41	8	1	4	1	-
4. Colombo S.r.l.	-	-	-1	-	-	-
5. Diocleziano S.r.l.	-	-	-	-	-	-
6. I2 Capital S.p.A.	135	4	-28	113	13	-
7. Leonardo Technology S.p.A. *					2	-
8. Nextra Investments Management SGR S.p.A.	398	734	54	185	115	-
9. Shanghai Sino Italy Business Advisory Company Ltd	-	-	-	-	-	-
10. Sviluppo Garibaldi - Repubblica S.p.A.	-	-	-	-	-	-
C. Companies subject to significant influence					1,328	
1. Autostrade Lombarde S.p.A.	163	6	-	96	4	-
2. Banca Generali S.p.A.	2,255	226	8	213	167	-
3. Banca Impresa Lazio S.p.A. *					1	-
4. Bolzoni S.p.A.	61	57	2	19	12	-
5. Cassa di Risparmio di Fermo S.p.A.	1,295	77	4	143	48	-
6. Cassa di Risparmio della Provincia di Teramo S.p.A.	2,315	141	10	261	50	-
7. Castello Gestione Crediti S.r.l.	42	3	-1	22	12	-
8. Collegamenti Integrati Veloci - CIV S.p.A.	14	3	1	9	-	-
9. Euromilano S.p.A.	139	30	1	18	9	-
10. Europrogetti & Finanza S.p.A.	15	8	-2	6	1	-
11. F.I.L.A. Fabbrica Italiana Lapis ed Affini S.p.A.	112	77	12	41	15	-
12. Giraglia Immobiliare S.p.A.	96	1	-4	-1	1	-
13. International Sailing Boats - ISB S.r.l.	66	30	26	38	9	-
14. Intesa Vita S.p.A.	23,868	6,678	65	1,252	591	-
15. Lazard & Co S.r.l.	195	55	7	107	77	-
16. Mater-Bi S.p.A.	32	-	-	31	11	-
17. Nextra Alternative Investments SGR S.p.A.	22	25	7	13	1	-
18. Obiettivo Nord-Est Sicav	15	3	-	14	2	-
19. P.B. S.r.l.	121	-	-	-	-	-
20. Parmafactor S.p.A.	109	2	-	4	-	-
21. Pirelli & C S.p.A.	5,638	505	150	3,571	74	63
22. R.C.N. Finanziaria S.p.A.	50	-	-	50	10	-
23. Rizzoli Corriere della Sera MediaGroup S.p.A.	1,379	105	68	1,129	131	140
24. Società per i Servizi Bancari S.p.A.	109	155	4	56	1	-
25. Synesis Finanziaria S.p.A.	377	1	-	377	94	-
26. Tangenziali Esterne di Milano S.p.A.	5	-	-1	4	-	-
27. Termomeccanica S.p.A.	64	10	2	34	3	-
28. Turismo & Immobiliare S.p.A.	-	-	-	-	4	-
29. Uno A Erre Italia S.p.A. (ex Erc Holding)	94	161	-20	6	-	-
D. Other equity investments					348	
Bank of Italy					348	-
Total					11,568	

(*) Newly-established companies.

In the table above, values under 0.5 million euro are indicated with a dash.

For subsidiaries the figures refer to the draft 2005 financial statements. For companies subject to joint control and for those subject to significant influence, figures refer to the last approved financial statements.

In compliance with Bank of Italy instructions, total revenues refer to the sum of the income components which present a positive sign, gross of tax. The fair value column sets out the values of the listed companies classified as Companies subject to significant influence. Shareholders' equity includes the company's net income for the period.

As concerns companies set up for the purpose of issuing hybrid capital instruments (BCI U.S. Funding LLC I, BCI U.S. Funding LLC II, BCI U.S. Funding LLC III, Intesa Preferred Capital Company LLC and IntesaBci Preferred Capital Company LLC III) Banca Intesa holds 100% of voting rights. Considering preferred shares issued, the percentage stake held decreases to 4.76% in BCI U.S. Funding LLC I, LLC II and LLC III, to 18.70% in Intesa Preferred Capital Company LLC, and to 2.15% in IntesaBci Preferred Capital Company LLC III.

After the merger of Intesa Real Estate in Banca Intesa, as illustrated in Part G – Business combinations, Immobiliare Maram S.r.l. changed its corporate name to Intesa Real Estate S.r.l.

Considering its peculiarity, as already described in accounting principles, the stake in the Bank of Italy is also included.

10.3 Equity investments: annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy. The main acquisitions carried out during the year are described in Part G – Business combinations, to which reference must be made.

10.4 Commitments referred to investments in subsidiaries

As at 31st December 2005 the only commitment to be noted is the commitment of the subsidiary Zao Banca Intesa to underwrite a capital increase of 15 million euro.

10.5 Commitments referred to investments in companies subject to joint control

As at 31st December 2005 Banca Intesa had no commitments referred to companies subject to joint control.

10.6 Commitments referred to investments in companies subject to significant influence

As at 31st December 2005 Banca Intesa had no commitments referred to companies subject to significant influence.

SECTION 11 - PROPERTY AND EQUIPMENT – CAPTION 110

11.1 Property and equipment: breakdown of assets measured at cost

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(5)]
A. Property and equipment used in operations		
1.1 owned	1,508	1,329
a) land	473	474
b) buildings	719	702
c) furniture	107	74
d) electronic equipment	204	74
e) other	5	5
1.2 acquired in leasing	1	3
a) land	-	-
b) buildings	1	3
c) furniture	-	-
d) electronic equipment	-	-
e) other	-	-
Total A	1,509	1,332
B. Investment property		
2.1 owned	-	-
a) land	-	-
b) buildings	-	-
2.2 acquired in leasing	-	-
a) land	-	-
b) buildings	-	-
Total B	-	-
TOTAL (A + B)	1,509	1,332

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

Following the completion of the rationalisation of the real estate properties of the Bank and certain Group companies conducted in 2003 and 2004, all of Banca Intesa's real estate properties are used for operations.
The rises in the subcaptions Furniture and Electronic equipment were essentially attributable to the merger of Intesa Sistemi e Servizi.

11.2 Property and equipment: breakdown of assets measured at fair value or revalued

Caption not applicable to Banca Intesa.

11.3 Property and equipment used in operations: annual changes

(in millions of euro)

	Land	Buildings	Furniture	Electronic equipment	Other	Total
A. Gross initial carrying amount	474	1,275	335	545	27	2,656
A.1 Total net adjustments		570	261	-471	-22	-1,324
A.2 Net initial carrying amount	474	705	74	74	5	1,332
B. Increases	2	62	50	223	1	338
B.1 Purchases			47	134	1	182
B.2 Capitalised improvement costs		52			-	52
B.3 Write-backs recognised in		-	-	-	-	-
a) shareholders' equity						-
b) statement of income	-				-	-
B.4 Positive fair value differences recognised in						
a) shareholders' equity	-				-	-
b) statement of income						
B.5 Positive foreign exchange differences					-	
B.6 Transfer from investment property					-	-
B.7 Other changes	2	10	3	89		104
C. Decreases	-3	-47	-17	-93	-1	-161
C.1 Sales	-3	-6			-	-9
C.2 Depreciation		-39	-17	-93	-1	-150
C.3 Impairment losses recognised in		-2			-	-2
a) shareholders' equity					-	-
b) statement of income	-	-2		-	-	-2
C.4 Negative fair value differences recognised in		-	-		-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income			-			
C.5 Negative foreign exchange differences	-	-	-	-	-	-
C.6 Transfer to						
a) investment property	-	-			-	-
b) non-current assets held for sale and discontinued operations					-	-
C.7 Other changes	-	-			-	-
D. Net final carrying amount	473	720	107	204	5	1,509
D.1 Total net adjustments		633	281	1,029	23	1,944
D.2 Gross final carrying amount	473	1,353	368	1,233	28	3,453
E. Measurement at cost	-			-	-	-

Subcaptions A.1 and D.1 - Total net adjustments included the amounts relative to depreciation and, solely for buildings, to an adjustment recorded for the purpose of aligning the book value of a building to its recovery value.

Subcaption B.7 - Other changes included electronic equipment and furniture deriving from the merger of Intesa Sistemi e Servizi in Banca Intesa and the contribution to Banca Intesa of activities from Caboto and Nextra amounting to 92 million euro (554 million euro for electronic equipment and 5 million euro for furniture and the respective allowances of 465 million euro and 2 million euro) and the contribution of land and buildings of Intesa Real Estate amounting to 12 million euro.

Subcaption E - Measurement at cost does not present any value since, as provided for by the instructions issued by the Bank of Italy, it must be filled in only for property and equipment measured at fair value.

11.4 Investment property: annual changes

Caption not applicable to Banca Intesa.

11.5 Commitments to purchase property and equipment

Commitments to purchase property and equipment as at 31st December 2005 totalled approximately 37 million euro mostly referred to electronic equipment and buildings.

SECTION 12 - INTANGIBLE ASSETS - CAPTION 120

12.1 Intangible assets: breakdown by type of asset

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 (*)	
	Finite useful life	Indefinite useful life	Finite useful life	Indefinite useful life
A.1 Goodwill	X		X	
A.2 Other intangible assets	364		2	
A.2.1 Assets measured at cost	364	-	2	-
a) Internally generated intangible assets	319	-	-	-
b) Other assets	45	-	2	-
A.2.2 Assets measured at fair value	-	-	-	-
a) Internally generated intangible assets	-	-	-	-
b) Other assets	-	-	-	-
Total	**364**	**-**	**2**	**-**

(*) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non current assets held for sale and discontinued operations and related liabilities

The figures indicated above refer to internally generated software (319 million euro) and the purchase via licences to use for the remaining 45 million euro.

12.2 Intangible assets: annual changes

(in millions of euro)

	Goodwill	Other intangible assets: internally generated		Other intangible assets: other		Total
		Finite useful life	Indefinite useful life	Finite useful life	Indefinite useful life	
A. Gross initial carrying amount	-	-	-	8	-	8
A.1 Total net adjustments	-	-	-	-6	-	-6
A.2 Net initial carrying amount	-	-	-	2	-	2
B. Increases	-	484	-	71	-	555
B.1 Purchases	-	140	-	28	-	168
B.2 Increases of internally generated intangible assets	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Positive fair value differences recognised in	-	-	-	-	-	-
- shareholders' equity	X	-	-	-	-	-
- statement of income	X	-	-	-	-	-
B.5 Positive foreign exchange differences	-	-	-	-	-	-
B.6 Other changes	-	344	-	43	-	387
C. Decreases	-	-165	-	-28	-	-193
C.1 Sales	-	-	-	-	-	-
C.2 Impairment losses	-	-164	-	-28	-	-192
- Amortisation	X	-164	-	-28	-	-192
- Write-downs recognised in	-	-	-	-	-	-
shareholders' equity	X	-	-	-	-	-
statement of income	-	-	-	-	-	-
C.3 Negative fair value differences recognised in	-	-	-	-	-	-
- shareholders' equity	X	-	-	-	-	-
- statement of income	X	-	-	-	-	-
C.4 Transfer to non-current assets held for sale and discontinued operations	-	-	-	-	-	-
C.5 Negative foreign exchange differences	-	-	-	-	-	-
C.6 Other changes	-	-1	-	-	-	-1
D. Net final carrying amount	-	319	-	45	-	364
D.1 Total net adjustments	-	741	-	385	-	1,126
E. Gross final carrying amount	-	1,060	-	430	-	1,490
F. Measurement at cost	-	-	-	-	-	-

Caption A.1 - Total net adjustments and caption D.1 - Total net adjustments present the balance of the cumulated amortisation of intangible assets with finite useful life, respectively at the beginning and at the close of the year.

Caption B.1 Purchases relative to Other intangible assets: internally generated referred to the purchase of goods and external services for the development of new software or enhancing existing software.

Subcaption B.6 - Other changes included intangible assets deriving from the merger of Intesa Sistemi e Servizi in Banca Intesa and the contribution to Banca Intesa of activities from Caboto and Nextra (920 million euro for internally generated intangible assets and 394 million euro for other intangible assets and corresponding allowances respectively of 576 million euro and 351 million euro).

Subcaption F - Measurement at cost does not present any values since, as provided for by the instructions issued by the Bank of Italy, it must be filled in only for intangible assets measured at fair value.

12.3 Other information

Commitments for the purchase of intangible assets as at 31st December 2005 amounted to approximately 15 million euro and referred to software.

SECTION 13 - TAX ASSETS AND LIABILITIES - CAPTION 130 AND CAPTION 80

13.1 Deferred tax assets: breakdown

Deferred tax assets are recorded with reference to temporary deductible differences and mostly refer to adjustments to loans (316 million euro) and to allowances for risks and charges and liabilities for guarantees and commitments for a total of 411 million euro.

13.2 Deferred tax liabilities: breakdown

Deferred tax liabilities essentially referred to the reversal of the depreciation of land carried out on first-time adoption of IAS/IFRS, to the accelerated depreciation allowance eliminated in 2004 for a total of 94 million euro.

13.3 Changes in deferred tax assets (through profit and loss)

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (§)
1. Initial amount	944	1,158
2. Increases	1,000	180
2.1 Deferred tax assets recognised in the period	333	157
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) value recoveries	-	-
d) other	333	157
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	667	23
3. Decreases	-1,040	-394
3.1 Deferred tax assets eliminated in the period	-905	-358
a) reversals	-905	-358
b) write-offs	-	-
c) due to changes in accounting criteria	-	-
3.2 Tax rate reductions	-	-18
3.3 Other decreases	-135	-18
4. Final amount	904	944

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

Subcaptions 2.3 - Other increases and 3.3 - Other decreases included deferred tax assets, respectively amounting to 649 million euro and 20 million euro, due to first-time adoption of IAS/IFRS 32 and 39, of which 632 million euro was annulled in 2005 (subcaption 3.1.a - Decreases - Deferred tax assets eliminated in the period - reversals).

Line 2.3 - Other increases included 18 million euro deriving from the merger in Banca Intesa of Intesa Sistemi e Servizi.

13.4 Changes in deferred tax liabilities (through profit and loss)

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(5)]
1. Initial amount	134	121
2. Increases	233	55
2.1 Deferred tax liabilities,recognised in the period	46	37
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) value recoveries	-	-
d) other	46	37
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	187	18
3. Decreases	-238	-42
3.1 Deferred tax liabilities eliminated in the period	-214	-42
a) reversals	-214	-42
b) due to changes in accounting criteria	-	-
c) other	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-24	-
4. Final amount	129	134

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

Subcaptions 2.3 - Other increases and 3.3 - Other decreases included deferred tax liabilities, respectively amounting to 187 million euro and 24 million euro, due to first -time adoption of IAS/IFRS 32 and 39, of which 192 million euro was annulled in 2005 (subcaptions 3.1.a - - Decreases - Deferred tax liabilities - eliminated in the period - reversals).

13.5 Changes in deferred tax assets (recorded in equity)

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Initial amount	-	-
2. Increases	24	-
2.1 Deferred tax assets recognised in the period	13	-
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) other	13	-
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	11	-
3. Decreases	-	-
3.1 Deferred tax assets eliminated in the period	-	-
a) reversals	-	-
b) write-offs	-	-
c) due to changes in accounting criteria	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-	-
4. Final amount	24	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

The table sets out deferred tax assets recorded in equity relative to cash flow hedges generated on first-time adoption of IAS/IFRS 32 and 39 (11 million euro) and those generated in the year (13 million euro).

It must be noted that comparative figures as at 31st December 2004, do not highlight deferred tax assets since IAS 39 was applied as of 1st January 2005.

13.6 Changes in deferred tax liabilities (recorded in equity)

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Initial amount	-	-
2. Increases	21	-
2.1 Deferred tax liabilities recognised in the period	9	-
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) other	9	-
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	12	-
3. Decreases	-7	-
3.1 Deferred tax liabilities eliminated in the period	-7	-
a) reversals	-7	-
b) due to changes in accounting criteria		-
c) other	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-	-
4. Final amount	14	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

The table sets out deferred tax liabilities recorded in equity relative to Financial assets available for sale generated following first-time adoption of IAS/IFRS 32 and 39 (12 million euro) and the changes in the year (2 million euro).
It must be noted that comparative figures as at 31st December 2004 did not highlight deferred tax liabilities since IAS 39 was applied as of 1st January 2005.

13.7 Other information

There is no other information to be provided in addition to that already contained in this section.

SECTION 14 - NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS AND RELATED LIABILITIES - CAPTION 140 OF ASSETS AND CAPTION 90 OF LIABILITIES

14.1 Non-current assets held for sale and discontinued operations: breakdown by type of asset

14.2 Other information

14.3 Information on companies subject to significant influence not carried at equity

With reference to paragraphs 14.1, 14.2 and 14.3 above, it must be noted that Banca Intesa, as at 31st December 2005, did not present any Non-current assets held for sale and discontinued operations.

SECTION 15 - OTHER ASSETS – CAPTION 150

15.1 Other assets: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
Amounts to be debited - under processing	452	579
Amounts to be debited - deriving from securities transactions	33	334
Bank cheques drawn on third parties to be settled	507	345
Transit items	123	421
Cheques drawn on the bank settled	69	47
Cautionary deposits on behalf of third parties	6	7
Leasehold improvements	55	38
Due from Group companies on fiscal consolidation	276	-
Other	485	1,646
Total	2,006	3,417

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

In 2004 the subcaption Other included accrued income and prepaid expenses relative to hedging derivatives for 1,251 million euro that, as illustrated in Part A – Accounting policies, with reference to the restatement criteria of 2004 figures, have been maintained under Other assets since such instruments were recorded at cost before first-time adoption of IAS/IFRS.

LIABILITIES

SECTION 1 - DUE TO BANKS - CAPTION 10

1.1 Due to banks: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(5)]
1. Due to Central Banks	5,887	3,981
2. Due to banks	27,295	24,935
2.1 Current accounts and deposits	8,518	5,820
2.2 Time deposits	12,198	10,146
2.3 Loans	3,418	3,095
2.4 Debts for commitments to repurchase own equity instruments	-	-
2.5 Liabilities related to assets sold not derecognised	3,154	5,871
2.6 Other debts	-	-
2.7 Trade payables	7	3
Total	33,182	28,916
Fair value	33,182	-

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

The illustration of the criteria to determine fair value is contained in Part A - Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.

The amount indicated in subcaption 2.5 Liabilities related to assets sold not derecognised refers to repurchase agreements.

Subcaption 2.7 Trade payables includes due to banks for services rendered.

1.2 Breakdown of caption 10 Due to banks: subordinated debts

The complete list of subordinated debts is presented in Part F - Information on capital. The amount included in caption "Due to banks" totalled 1,486 million euro.

1.3 Breakdown of caption 10 Due to banks: structured debts

Banca Intesa has not issued any structured debts.

1.4 Breakdown of caption 10 Due to banks: hedged debts

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other [*]			
- Due to banks	884	-	-	-	13	-	-	-	-	32,285	33,182

[*] Includes forecast transactions.

1.5 Finance lease payables

Banca Intesa has no finance lease payables to banks.

SECTION 2 - DUE TO CUSTOMERS - CAPTION 20

2.1 Due to customers: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (§)
1. Current accounts and deposits	64,099	63,336
2. Time deposits	10,040	6,018
3. Public funds under administration	51	50
4. Loans	572	516
5. Debts for commitments to repurchase own equity instruments	-	-
6. Liabilities related to assets sold not derecognised	4,957	5,306
7. Other debts	1,074	1,065
8. Trade payables	95	180
Total	80,888	76,471
Fair value	80,888	-

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

The illustration of the criteria to determine fair value is contained in Part A - Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.

The amount indicated in 6. Liabilities related to assets sold not derecognised refers to repurchase agreements.

Subcaption 8. Trade payables includes due to customers for services rendered.

2.2 Breakdown of caption 20 Due to customers: subordinated debts

The complete list of subordinated debts is presented in Part F - Information on capital. The caption Due to customers included subordinated debts amounting to 570 million euro.

2.3 Breakdown of caption 20 Due to customers: structured debts

Banca Intesa has not issued any structured debts.

2.4 Breakdown of caption 20 Due to customers : hedged debts

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other *			
- Due to customers	20	-	-	-	-	-	-	-	-	80,868	80,888

* Includes forecasted transactions.

2.5 Finance lease payables

Finance lease payables at Banca Intesa are immaterial.

SECTION 3 – SECURITIES ISSUED - CAPTION 30

3.1 Securities issued: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 (*)	
	Book value	Fair value	Book value	Fair value
A. Listed securities	12,470	12,481	16,354	-
1. bonds	12,470	12,481	16,354	-
2. other	-	-	-	-
B. Unlisted securities	44,504	44,512	44,261	-
1. bonds	39,734	39,742	39,906	-
2. other	4,770	4,770	4,355	-
Total	56,974	56,993	60,615	-

(*) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

In the table quoted securities include issues traded on the Government bond market (MOT). The illustration of the criteria to determine fair value is contained in Part A - Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.

3.2 Breakdown of caption 30 Securities issued: subordinated securities

The complete list of subordinated securities is presented in Part F - Information on capital. The caption Securities issued included subordinated securities amounting to 6,765 million euro.

3.3 Breakdown of caption 30 Securities issued: hedged securities

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other *			
- Securities issued	26,733	-	-	-	976	-	-	-	4,133	25,132	56,974

* Includes forecasted transactions.

SECTION 4 - FINANCIAL LIABILITIES HELD FOR TRADING - CAPTION 40

4.1 Financial liabilities held for trading: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [§]
A. Cash liabilities		
1. Due to banks	-	-
2. Due to customers	2,009	1,361
3. Debt securities	-	-
3.1 Bonds	-	-
3.2 Other	-	-
Total A	2,009	1,361
B. Derivatives		
1. Financial derivatives	11,363	12,473
2. Credit derivatives	764	403
Total B	12,127	12,876
TOTAL (A+B)	14,136	14,237

[§] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

Caption A.2 Due to customers includes short selling related to "repurchase agreements".

4.2 Breakdown of caption 40 Financial liabilities held for trading: subordinated liabilities

Banca Intesa does not have any subordinated liabilities classified in caption Financial liabilities held for trading.

4.3 Breakdown of caption 40 Financial liabilities held for trading: structured debts

Banca Intesa does not have any structured debts classified in caption Financial liabilities held for trading.

4.4 Financial liabilities held for trading: derivatives

(in millions of euro)

Type of derivatives/ Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	31.12.2005	31.12.2004 except IAS 39 (*)
A) LISTED DERIVATIVES							
1) Financial derivatives	-	-	1	-	-	1	-
with exchange of underlying asset	-	-	-	-	-	-	-
- options issued	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	1	-	-	1	-
- options issued	-	-	-	-	-	-	-
- other derivatives	-	-	1	-	-	1	-
2) Credit derivatives	-	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-	-
Total A	-	-	1	-	-	1	-
B) UNLISTED DERIVATIVES							
1) Financial derivatives	9.506	1,016	640	-	-	11,362	12,473
with exchange of underlying asset	-	861	8	-	-	869	2,037
- options issued	-	28	8	-	-	36	92
- other derivatives	-	833	-	-	-	833	1,940
without exchange of underlying asset	9,506	155	632	-	-	10,493	10,441
- options issued	1,056	6	744	-	-	1,806	654
- other derivatives	8,450	149	88	-	-	8,687	9,787
2) Credit derivatives	-	-	-	763	1	764	403
with exchange of underlying asset	-	-	-	744	-	744	293
without exchange of underlying asset	-	-	-	19	1	20	110
Total B	9.506	1,016	640	763	1	12.126	12,876
TOTAL (A + B)	9.506	1,016	641	763	1	12.127	12,876

(*) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

Derivatives are considered quoted only if traded on regulated markets. In compliance with Bank of Italy instructions, variation margins with Clearing Houses related to futures are recorded under Due to customers.

4.5 Financial cash liabilities (excluding "short selling") held for trading: annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

SECTION 5 - FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS - CAPTION 50

Caption not applicable to Banca Intesa.

SECTION 6 - HEDGING DERIVATIVES - CAPTION 60

As regards information on this section, please refer to Section B of Assets.

SECTION 7 - FAIR VALUE CHANGE OF FINANCIAL LIABILITIES IN HEDGED PORTFOLIOS - CAPTION 70

Caption not applicable to Banca Intesa.

SECTION 8 - TAX LIABILITIES - CAPTION 80

As regards information on this section, please refer to Section 13 of Assets.

SECTION 9 - LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS - CAPTION 90

As regards information on this section, please refer to Section 14 of Assets.

SECTION 10 OTHER LIABILITIES CAPTION 100

10.1 Other liabilities: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(§)]
Due to suppliers	451	417
Amounts due to third parties	308	141
Transit items	55	283
Amounts to be paid - deriving from securities transactions	48	59
Outstanding items with the clearing house	772	444
Adjustments for portfolio items to be settled	15	350
Amounts to be credited and items under processing	1,298	1,598
Personnel charges	247	277
Due to social security entities	260	331
Other amounts due for foreign exchange transactions	51	-
Due to Group companies on fiscal consolidation	226	-
Guarantees given and commitments	260	229
Other	417	2,260
Total	**4,408**	**6,389**

[(§)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

In 2004 the subcaption Other included accrued expenses and deferred income relative to hedging derivatives for 1,659 million euro that, as illustrated in Part A - Accounting policies, with reference to the restatement criteria of 2004 figures, are maintained under Other liabilities since such instruments were recorded at cost before first-time adoption of IAS/IFRS.

SECTION 11 EMPLOYEE TERMINATION INDEMNITIES CAPTION 110

11.1 Employee termination indemnities: annual changes

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (5)
A. Initial amount	819	864
B. Increases	126	99
B.1 Provisions in the year	101	97
B.2 Other	25	2
C. Decreases	-84	-164
C.1 Benefits paid	-81	-161
C.2 Other	-3	-3
D. Final amount	861	819

(5) Comparative figures restated using IAS/IFRS excluding i) estimated impact of application of IAS 39 relating to financial instruments and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

Subcaption B.1 - Provisions in the year included pension costs of 45 million euro and financial expenses of 30 million euro, as well as provisions destined to outside pension funds of 26 million euro.

Subcaption B.2 included the allowance for employee termination indemnities relative to the merger of Intesa Sistemi e Servizi in Banca Intesa.

The value of the allowance for employee termination indemnities determined on the basis of Art. 2120 of the Italian Civil Code amounted to 882 million euro.

11.2 Other information

The present value of employee termination indemnities which qualify as unfunded defined benefit plans totalled 945 million euro at the end of 2005, while at the end of 2004 it amounted to 864 million euro.

Actuarial losses not recognised in the statement of income, in application of the "corridor approach", totalled 84 million euro, of which 38 million euro generated in 2005.

SECTION 12 - ALLOWANCES FOR RISKS AND CHARGES CAPTION 120

12.1 Allowances for risks and charges: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (§)
1. Post employment benefits	131	121
2. Other allowances for risks and charges	1,217	968
2.1 legal disputes	677	484
2.2 personnel charges	142	144
2.3 other	398	340
Total	1,348	1,089

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

Contents of caption 2. - Other allowances for risks and charges are illustrated in point 12.4 below.

12.2 Allowances for risks and charges: annual changes

(in millions of euro)

	Post employment benefits	Other allowances	Total
A. Initial amount	121	968	1,089
B. Increases	20	424	444
B.1 Provisions in the year	15	363	378
B.2 Other	5	61	66
C. Decreases	-10	-175	-185
C.1 Uses in the year	-10	-125	-135
C.2 Other	-	-50	-50
D. Final amount	131	1,217	1,348

Increases essentially referred to the effects of the merger of Intesa Sistemi e Servizi in Banca Intesa and other legal entity changes which occurred in 2005.
Other decreases referred to the transfer to other liabilities of the charges connected to the Solidarity Allowance provided for by Ministerial Decree 158/2000 which will be paid out in the next few years.
Provisions to Other allowances included charges of 57 million euro recorded under personnel charges.

12.3 Post employment defined benefit plans

1. Illustration of the funds
Banca Intesa offers its employees certain defined benefit plans managed through internal funds, as concerns Italy, and via Trusts with regard to certain branches abroad. The characteristics of the most important pension funds are described below:

- Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo: the fund was established in implementation of collective agreements to guarantee the payment of integrations for personnel formerly in service at Cariplo passed to Esa.Tri. Esazione Tributi S.p.A. and operates solely via defined benefits in

favour of employees already retired as at 31st December 2000. The size of the integration is determined, on the basis of payment criteria and in compliance with the principle of capitalisation, from the conversion of the capital matured by each plan participant at the time of retirement.

- Supplementary pension fund in favour of employees of Mediocredito Lombardo "Trattamento integrativo delle pensioni di legge a favore dei dipendenti del Mediocredito Lombardo"; the fund involves all employees of Mediocredito Lombardo S.p.A. in service on 1st January 1967 or employed until 28th April 1993. Starting from 24th April 1993, with the entry into force of the Law introducing pension funds (Legislative Decree 124 of 21st April 1993), personnel hired by Mediocredito Lombardo no longer joined this fund. The supplementary pension is determined as the difference between 80% of the last theoretical wage for pension purposes, adjusted to consider if the employee matured or not 35 years of service at the company and the size of the pension matured according to the law; in any case the supplementary pension may not exceed an amount determined annually.
- Supplementary pension fund in favour of top management of Banca Commerciale Italiana "Trattamento pensionistico complementare per i membri della Direzione Centrale della Banca Commerciale Italiana": the fund refers to integrative provisions allocated until a certain date on the basis of an institutive resolution made by the Board of Directors on 30th October 1963 in favour of top management of Banca Commerciale Italiana. The benefit is determined on the basis of a coefficient which is the combination of two parameters, age and period in the specific post. The integration is the difference between the total guaranteed pension treatment (measured by multiplying the coefficient by the annual compensation received at the cease of service with the exclusion of any variable components) and the gross annual pension, matured on the basis of the "Assicurazione generale obbligatoria" (AGO), and of "Fondo di Previdenza Integrativo Aziendale".
- Three defined benefit plans in force at the London branch, relative to the former Cariplo, Banca Commerciale Italiana and Banco Ambrosiano Veneto branches: the private pension funds have been set up by the UK employers to integrate the levels of the local state pension, which has always been very low. The London branches of Banca Commerciale Italiana, Cariplo and Banco Ambrosiano Veneto set up defined benefit plans for their employees at the time of their opening, under the form of Trusts incorporated under English law and managed by Boards of Trustees, appointed partly by the employers and partly by beneficiaries. Such funds are operational for employees hired until the end of 1999 for Banco Ambrosiano Veneto and Cariplo and until the end of 2000 for Banca Commerciale Italiana. In general, all funds guarantee a pension payable when the beneficiary turns 65 and the benefit is determined, with different rules by the various funds, on the basis of the annual gross wage received in the last year of service.
- A defined benefit plan at the New York branch: the fund was established in 1977 by the branch of Banca Commerciale Italiana and guarantees a pension treatment to all the employees resident in the United States which have been in service at the Bank for at least 5 years. The benefit is considered to be matured even if the employment relationship ceases in advance. The benefit is calculated on the basis of the highest average wage considering three consecutive years out of the last 10 years of service, or, if the employment relationship ceases before, on the basis of the average wage in the last three years of service.

2. Changes in the exercise of the funds

As already illustrated in Part A – Accounting policies, for defined benefit plans, the liability of the Bank is determined via the "projected unit credit method" and is recorded in the balance sheet net of any plan assets. Furthermore, actuarial gains and losses calculated in the process of valuation of the plan are recorded using the "corridor approach".

Annual changes in the present value of the defined benefit obligations	(in millions of euro) 31.12.2005
A. Initial amount [a]	174
B. Increases	43
B.1 Current service cost	13
B.2 Interest cost	7
B.3 Contributions by plan participants	-
B.4 Actuarial gains and losses	15
B.5 Positive foreign exchange differences	4
B.6 Past service cost	-
B.7 Other	4
C. Decreases	-9
C.1 Benefits paid	-9
C.2 Curtailments	-
C.3 Settlements	-
C.4 Negative foreign exchange differences	-
C.5 Other	-
D. Final amount	208
Portion funded	96
Portion unfunded	112

[a] Of which 4 million euro of actuarial gains/losses.

3. Changes in the year of plan assets and other information
The following table shows the changes in plan assets for certain defined benefit plans and their composition.

Annual changes of fair value of plan assets	(in millions of euro) 31.12.2005
A. Initial amount [a]	50
B. Increases	16
B.1 Expected return on plan assets	5
B.2 Contributions by the employer	3
B.3 Contributions by plan participants	-
B.4 Actuarial gains and losses	5
B.5 Positive foreign exchange differences	3
B.6 Other	-
C. Decreases	-2
C.1 Benefits paid	-2
C.2 Negative foreign exchange differences	-
C.3 Settlements	-
C.4 Other	-
D. Final amount	64

[a] Of which 1 million euro of actuarial gains/losses.

Plan assets (%)	31.12.2005
Equities	59.6
Debt securities	19.5
Real estate assets	1.4
Other assets	19.5
Total	100.0

The effective return of plan assets was approximately 10 million euro.

4. Reconciliation of present value of the defined benefit obligation, present value of plan assets and assets and liabilities recognised in the balance sheet
Defined benefit plans presented the following balance sheet situation.

(in millions of euro)

Reconciliation of present value of the defined benefit obligation and fair value of plan assets and liability recognised in the balance sheet	31.12.2005
Present value of the defined benefit obligation	208
Fair value of plan assets	64
Difference between present value of the defined benefit obligation and fair value of plan assets	144
Actuarial gains/losses not recognised	-13
Liability (Asset) recognised in the balance sheet	131
Corridor limit	17

5. Description of the main actuarial assumptions
The following table indicates the actuarial assumptions and the minimum and maximum interest rates used in the various Countries in which the allowances for post employment benefits are established.

Main actuarial assumptions %	31.12.2005	
	minimum	maximum
a. Discount rates	3.63	5.50
b. Expected return of plan assets	3.50	7.50
c. Expected rates of wage rises	2.00	4.30
d. Medical cost trend rates	n.a.	n.a.
e. Expected rate of pension rises	2.00	3.09
f. Inflation rate	2.00	2.50

12.4 Allowances for risks and charges - Other allowances

Other allowances referred to:

- legal disputes: the fund was set up to cover losses on legal disputes (234 million euro), litigations with personnel (30 million euro), and revocatory actions (413 million euro);
- personnel charges: the allowance included charges for seniority bonuses to employees, determined on the basis of actuarial calculations of 87 million euro and charges connected to the assignment, for free, of shares to employees of 55 million euro;
- other: mostly referred to provisions for the disposal of foreign equity investment s (237 million euro), provisions for tax litigations (140 million euro) and other allowances (21 million euro).

SECTION 13 - REIMBURSABLE SHARES - CAPTION 140

Caption not applicable to Banca Intesa.

SECTION 14 – BANCA INTESA'S SHAREHOLDERS' EQUITY – CAPTIONS 130, 150, 160, 170, 180, 190 AND 200

14.1 Banca Intesa's shareholders' equity: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [19]
1. Share capital	3,596	3,561
2. Share premium reserve	5,510	5,406
3. Reserves	2,284	3,118
4. (Treasury shares)	-	-
5. Valuation reserves	1,297	987
6. Equity instruments	-	-
7. Net income (loss)	1,564	1,309
Total	**14,251**	**14,381**

[19] Comparative figures restated using IAS/IFRS excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

14.2 Share capital and Treasury shares: breakdown

As regards information of this section, please refer to point 14.4 below.

14.3 Share capital - Parent Company's number of shares: annual changes

	Ordinary	Other
A. Initial number of shares	5,915,707,226	932,490,561
- fully paid-in	5,915,707,226	932,490,561
- not paid-in	-	-
A.1 Treasury shares (-)	-	-
A.2 Shares outstanding: initial number	5,915,707,226	932,490,561
B. Increases	67,667,061	-
B.1 New issues	67,667,061	-
- for consideration	67,667,061	-
business combinations	-	-
conversion of bonds	-	-
exercise of warrants	-	-
other	67,667,061	-
- for free	-	-
in favour of employees	-	-
in favour of directors	-	-
other	-	-
B.2 Sale of treasury shares	-	-
B.3 Other	-	-
C. Decreases	-	-
C.1 Annulment	-	-
C.2 Purchase of treasury shares	-	-
C.3 Disposal of companies	-	-
C.4 Other	-	-
D. Shares outstanding: final number	5,983,374,287	932,490,561
D.1 Treasury shares (+)	-	-
D.2 Final number of shares	5,983,374,287	932,490,561
- fully paid-in	5,983,374,287	932,490,561
- not paid-in	-	-

14.4 Share capital: other information

The share capital of the Bank as at 31st December 2005 amounted to 3,596 million euro, divided into 5,983,374,287 ordinary shares and 932,490,561 unconvertible saving shares, with a nominal value of 0.52 euro each.

Based on the Bank's Articles of Association, updated as at 1st June 2005, each ordinary share gives the right to one vote in the Shareholders' Meeting.

Saving shares, which may be in bearer form, give the power to intervene and vote in the Special Meeting of saving shares holders.

Saving shares must be attributed a preferred dividend up to 5% of the nominal value of the share. If in one year the dividend is less than 5% of the nominal value of the unconvertible saving shares, the difference will be added to the preferred dividend paid in the following two accounting periods. Furthermore, retained earnings made available for distribution by the Shareholders' Meeting, net of the above dividend, will be allocated to all shares so that the dividend per saving share will be 2% of nominal value higher than for ordinary shares.

In case of distribution of reserves the saving shares have the same rights as other shares. In the case of liquidation of the Company, saving shares shall have pre-emptive rights with regard to the reimbursement of the entire nominal value of the shares.

As at 31st December 2005, there were no treasury shares held by the Bank or by other Group companies.

As at 31st December 2005 the share capital was fully paid-in and liberated.

14.5 Reserves. other information

Reserves amounted to 2,284 million euro and included: legal reserve (773 million euro), statutory reserve (1,496 million euro), reserve ex Legislative Decree 153/99 (1,017 million euro), concentration reserves (Law 218 of 30/7/1990, art. 7, par. 3, and Law 218 of 30/7/1990, art. 7) of 534 million euro, other reserves (45 million euro), as well as the impact generated on fist-time adoption of IAS/IFRS (-1,581 million euro).

The legal reserve, set up as provided for by the law, must be at least one fifth of share capital; it was set up by allocating each year at least one twentieth of net income for the year. Should the reserve decrease, it must be reintegrated by allocating one twentieth of net income for the year.

The statutory or extraordinary reserve was set up as provided for by the Articles of association by the allocation of residual net income after dividend distribution to ordinary and saving shares. Such reserve also includes unclaimed and forfeited dividends, as provided for by the Articles of Association.

The reserve ex Legislative Decree 153/99 was set up by allocating net income for which a reduced "IRPEG" income tax rate was applicable. The incentives were subsequently censured by the European Commission which - with decision of 11th December 2001 - considered them "incompatible with the common market". Following the decision of the European Commission, and until the European Court of Justice makes its pronouncement, the Italian Government issued instructions (Law Decree 282/02 converted into Law 27/03) which require that banks pay the tax authorities the sums corresponding to the incentives they had benefited from.

Concentration reserves ex Law 218 of 30th July 1990 were set up at the time of reorganisations or concentrations carried out pursuant to the aforementioned law.

Other reserves included the reserve set up in relation to stock option plan with reference to the options not yet exercised as at 31st December 2005 (8 million euro), reserves pertaining to branches abroad (14 million euro) merger goodwill deriving from the merger of Intesa Sistemi e Servizi (3 million euro) and other reserves set up in the past following specific legal provisions.

Lastly the caption included the effects generated by first-time adoption of IAS/IFRS illustrated in the specific chapter at the beginning of this Annual report. In particular, reserves from retained earnings include the impact of first-time adoption (-1,581 million euro) which is not expected to be reversed to the statement of income in the next few years. Further effects generated by first-time adoption of IAS/IFRS destined to change over time and to be reversed to the statement of income at the time of disposal or expiry of the relevant assets or liabilities are instead recorded in Valuation reserves. These refer to measurement of financial assets available for sale (169 million euro) and of cash flow hedges derivatives (-6 million euro).

Please refer to Part F - Information on capital for a detailed description of the origin, the possibility of use and distribution, as well as the use in previous years of individual reserves.

14.6 Valuation reserves: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Financial assets available for sale	336	-
2. Property and equipment	-	-
3. Intangible assets	-	-
4. Foreign investment hedges	-	-
5. Cash flow hedges	-26	-
6. Foreign exchange differences	-	-
7. Non-current assets held for sale and discontinued operations	-	-
8. Legally-required revaluations	987	987
Total	1,297	987

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

14.7 Valuation reserves: annual changes

Annual changes of the Valuation reserve of financial assets available for sale are illustrated in point 14.9 below.

The reserve relative to cash flow hedges was set up on 1st January 2005 on first-time adoption of IAS/IFRS and amounted to a negative 6 million euro; changes in the period were negative for 20 million euro.

Reserves relative to legally-required revaluations did not change.

14.8 Valuation reserve of financial assets available for sale: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [5]	
	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1. Debt securities	-	-4	-	-
2. Equities [a]	341	-	-	-
3. Loans	-	-1	-	-
Total	341	-5	-	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

[a] The caption includes quotas of UCITS.

14.9 Valuation reserve of financial assets available for sale: annual changes

Valuation reserve of financial assets available for sale was set up on 1st January 2005 on first-time adoption of IAS/IFRS and amounted to a positive 169 million euro (of which 161 million euro related to equities and 8 million euro related to debt securities); in 2005 the reserve was further increased by 167 million euro, mostly referred to measurement of equities. The reserve relative to loans classified as assets available for sale was entirely formed in 2005.

OTHER INFORMATION

1. Guarantees and commitments

	31.12.2005	(in millions of euro) 31.12.2004 except IAS 39 (§)
1) Financial guarantees given	8,460	6,354
a) Banks	3,800	2,577
b) Customers	4,660	3,777
2) Commercial guarantees given	15,458	14,689
a) Banks	1,596	977
b) Customers	13,862	13,712
3) Irrevocable commitments to lend funds	20,501	19,285
a) Banks	2,507	3,114
- of certain use	770	860
- of uncertain use	1,737	2,254
b) Customers	17,994	16,171
- of certain use	56	529
- of uncertain use	17,938	15,642
4) Underlying commitments on credit derivatives: protection sales	46,471	38,758
5) Assets pledged as collateral of third party commitments	1	1
6) Other commitments	1,206	1,590
Total	92,097	80,677

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

2. Assets pledged as collateral of liabilities and commitments

	31.12.2005	(in millions of euro) 31.12.2004 except IAS 39 (§)
1. Financial assets held for trading	3,959	5,472
2. Financial assets designated at fair value through profit and loss	-	-
3. Financial assets available for sale	-	-
4. Investments held to maturity	-	-
5. Due from banks	-	-
6. Loans to customers	757	899
7. Property and equipment	-	-
8. Intangible assets	-	-
Total	4,716	6,371

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of non-current assets held for sale and discontinued operations and related liabilities.

Point 1. Financial assets held for trading refers to securities pledged as collateral for repurchase agreements.

3. Information on operating leases

It must be noted that the costs recorded in the year referred to motor vehicles, office equipment and central and peripheral software allocated in the appropriate captions on the basis of the nature of the asset do not include the portion of potential lease payments. Minimum lease payments which expire within 31st December 2006 totalled 7 million euro while those that expire from 1st January 2007 to 31st December 2010 totalled 25 million euro.

Clauses for the purchase of machinery, applicable only in the case of exercise of the right of redemption, are only present in the contract stipulated for office equipment.

4. Management and dealing on behalf of third parties

	(in millions of euro) 31.12.2005
1. Dealing in financial instruments on behalf of third parties	
a) Purchases	-
1. settled	-
2. to be settled	-
b) Sales	-
1. settled	-
2. to be settled	-
2. Portfolio management	
a) individual	9.864
b) collective	-
3. Custody and administration of securities	
a) third parties securities held in deposit: related to depositary bank activities (excluding individual portfolio management schemes)	54.010
b) other third parties securities held in deposit (excluding individual portfolio management schemes): other	352.176
c) third parties securities deposited with third parties	336.620
d) portfolio securities deposited with third parties	27.472
4. Other	78.100

Countervalue of purchase instructions collected in 2005 was 17,568 million euro for securities and 12,774 million euro for financial derivatives; countervalue of sales instructions totalled 14,147 million euro and 12,760 million euro respectively.

Part C – Information on the Parent Company's statement of income

SECTION 1 - INTEREST - CAPTIONS 10 AND 20

1.1 Interest and similar income: breakdown

(in millions of euro)

	Performing financial assets		Non-performing financial assets	Other assets	2005	2004 except IAS 39 (*)
	Debt securities	Loans				
1. Financial assets held for trading	821	-	-	-	821	771
2. Financial assets available for sale	62	1	-	-	63	-
3. Investments held to maturity	-	-	-	-	-	56
4. Due from banks	19	831	-	-	850	999
5. Loans to customers	26	4,311	109	36	4,482	4,626
6. Financial assets designated at fair value through profit and loss	-	-	-	-	-	-
7. Hedging derivatives	X	X	X	370	370	-
8. Assets sold not derecognised	-	-	-	-	-	-
9. Other assets	X	X	X	11	11	20
Total	928	5,143	109	417	6,597	6,472

(*) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

The subcaption Financial assets held for trading also includes interest income on securities relative to repurchase agreements.
Interest income on non-performing assets refers to interest, other than that recorded in the caption Write-backs, accrued in the year as well as collected interest on overdue loans.

1.2 Interest and similar income: differentials on hedging transactions

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

1.3 Interest and similar income: other information

1.3.1 Interest income on foreign currency financial assets

The balance as at 31st December 2005 included 825 million euro relative to financial assets in foreign currency.

1.3.2 Interest income on finance lease receivables

Caption not applicable to Banca Intesa.

1.3.3 Interest income on loans using public funds under administration

As at 31st December 2005, interest income on loans using public funds under administration included in the caption was immaterial.

1.4 Interest and similar expense: breakdown

(in millions of euro)

	Debts	Securities	Other liabilities	2005	2004 except IAS 39 [1]
1. Due to banks	829	X	19	848	651
2. Due to customers	768	X	-	768	635
3. Securities issued	X	1,934	-	1,934	2,060
4. Financial liabilities held for trading	51	-	-	51	59
5. Financial liabilities designated at fair value through profit and loss	-	-	-	-	-
6. Financial liabilities associated to assets sold not derecognised	-	-	-	-	-
7. Other liabilities	X	X	1	1	10
8. Hedging derivatives	X	X	-	-	61
Total	1,648	1,934	20	3,602	3,476

[1] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

The subcaptions Due to banks and Due to customers also include interest expense on repurchase agreements.

1.5 Interest and similar expense: differentials on hedging transactions

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

1.6 Interest and similar expense: other information

1.6.1 Interest expense on foreign currency financial liabilities

Interest and similar expense as at 31st December 2005 recorded 886 million euro relative to financial liabilities in foreign currency.

1.6.2 Interest expense on finance lease payables

The amount of interest expense on financial lease payables accounted for as at 31st December 2005 was immaterial.

1.6.3 Interest expense on public funds under administration

As at 31st December 2005, interest expense on public funds under administration was immaterial.

SECTION 2 - NET FEE AND COMMISSION INCOME - CAPTIONS 40 AND 50

2.1 Fee and commission income: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
A) Guarantees given	119	117
B) Credit derivatives	-	3
C) Management, dealing and consultancy services	1,203	1,007
1. dealing in financial instruments	-	-
2. dealing in foreign exchange	35	36
3. portfolio management	52	78
3.1. individual	*52*	*78*
3.2. collective	-	-
4. custody and administration of securities	62	64
5. depostary bank	72	81
6. placement of securities	532	457
7. acceptance of trading instructions	62	61
8. consultancy services	2	2
9. distribution of third party services	386	228
9.1. portfolio management	*6*	*19*
9.1.1. individual	*6*	*19*
9.1.2. collective	-	-
9.2. insurance products	*353*	*185*
9.3. other products	*27*	*24*
D) Collection and payment services	249	257
E) Servicing related to securitisations	2	2
F) Services related to factoring	-	-
G) Tax collection services	-	-
H) Other services	973	948
Total	**2,546**	**2,334**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

Subcaption H - Other services mostly recorded commissions on current accounts and overdrafts of 486 million euro, fees on credit and debit cards of 183 million euro as well as commissions on medium/long-term lending and structured finance of 137 million euro.

2.2 Fee and commission income: distribution channels of products and services

(in millions of euro)

	2005	2004 except IAS 39 (§)
A) Group branches	970	763
1. portfolio management	52	78
2. placement of securities	532	457
3. third party services and products	386	228
B) "Door-to-door" sales	-	-
1. portfolio management	-	-
2. placement of securities	-	-
3. third party services and products	-	-
C) Other distribution channels	-	-
1. portfolio management	-	-
2. placement of securities	-	-
3. third party services and products	-	-

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments and ii) presentation of income (loss) after tax from discontinued operations.

2.3 Fee and commission expense: breakdown

(in millions of euro)

	2005	2004 except IAS 39 (§)
A) Guarantees received	6	8
B) Credit derivatives	29	36
C) Management, dealing and consultancy services	49	70
1. dealing in financial instruments	16	16
2. dealing in foreign exchange	2	3
3. portfolio management	8	10
3.1 own customers	5	4
3.2 delegated	3	6
4. custody and administration of securities	22	24
5. placement of financial instruments	1	17
6. "door-to-door" sale of financial instruments, products and services	-	-
D) Collection and payment services	75	76
E) Other services	116	94
Total	**275**	**284**

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments and ii) presentation of income (loss) after tax from discontinued operations.

Subcaption E – Other services included 66 million euro of fees on credit and debit cards.

SECTION 3 - DIVIDEND AND SIMILAR INCOME - CAPTION 70

3.1 Dividend and similar income: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
A. Financial assets held for trading [6]	280	273
B. Financial assets available for sale [6]	34	-
C. Financial assets designated at fair value through profit and loss	-	-
D. Equity investments	402	600
Total	716	873

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments and ii) presentation of income (loss) after tax from discontinued operations.

[6] Including income from quotas of UCITS.

Dividend and similar income on Financial assets held for trading included income on quotas of UCITS of 5 million euro.

SECTION 4 - PROFITS (LOSSES) ON TRADING - CAPTION 80

4.1 Profits (Losses) on trading: breakdown

(in millions of euro)

	Revaluations	Profits on trading	Write-downs	Losses on trading	Net result
1. Financial assets held for trading	343	85	-93	-35	300
1.1 Debt securities	163	85	-87	-	161
1.2 Equities [6]	180	-	-6	-35	139
1.3 Loans	-	-	-	-	-
1.4 Other	-	-	-	-	-
2. Financial liabilities held for trading	-	-	-	-	-
2.1 Debt securities	-	-	-	-	-
2.2 Other	-	-	-	-	-
3. Foreign exchange	X	97	X	X	97
4. Derivatives	1,742	276	-2,243	-191	-416
4.1 Financial derivatives	1,182	274	-1,665	-191	-400
- On debt securities and interest rates	269	274	-1,002	-	-459
- On equities and stock indexes	913	-	-662	-3	248
- On foreign exchange and gold	X	X	X	-187	-187
- Other	-	-	-1	-1	-2
4.2 Credit derivatives	560	2	-578	-	-16
Total	2,085	458	-2,336	-226	-19

[6] Including income from quotas of UCITS.

The table above presents breakdown by contract type and differs from breakdown indicated in the Report on operations to comment the same caption of the reclassified statement of income, in which amounts are set out considering the main nature of the activities carried out by operating units.

The column Profits on trading in the subcaption Foreign exchange presents the net result of profits, losses, capital gains and losses.

SECTION 5 – FAIR VALUE ADJUSTMENTS IN HEDGE ACCOUNTING - CAPTION 90

5.1 Fair value adjustments in hedge accounting: breakdown

Information omitted as permitted by the transitory provisions issued by the Bank of Italy. It must be noted that Fair value adjustments in hedge accounting, which in the statement of income amounted to 18 million euro, is made up of income of 590 million euro and expenses of 572 million euro.

SECTION 6 - PROFITS (LOSSES) ON DISPOSAL OR REPURCHASE - CAPTION 100

6.1 Profits (Losses) on disposal or repurchase: breakdown

(in millions of euro)

	2005			2004 except IAS 39 [15]		
	Profits	Losses	Net result	Profits	Losses	Net result
Financial assets						
1. Due from banks	-	-	-	-	-	-
2. Loans to customers	10	-29	-19	-	-2	-2
3. Financial assets available for sale	65	-	65	-	-	-
3.1 Debt securities	9	-	9	-	-	-
3.2 Equities [16]	56	-	56	-	-	-
3.3 Loans	-	-	-	-	-	-
4. Investments held to maturity	-	-	-	-	-	-
Total assets	75	-29	46	-	-2	-2
Financial liabilities						
1. Due to banks	-	-	-	-	-	-
2. Due to customers	-	-	-	-	-	-
3. Securities issued	-	-1	-1	-	-	-
Total liabilities	-	-1	-1	-	-	-

[15] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments and ii) presentation of income (loss) after tax from discontinued operations.

[16] Including income from quotas of UCITS.

The subcaption Equities included income on quotas of UCITS of 1 million euro.

SECTION 7 - PROFITS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE - CAPTION 110

Caption not applicable to Banca Intesa.

SECTION 8 - NET LOSSES / RECOVERIES ON IMPAIRMENT - CAPTION 130

8.1 Net impairment losses on loans: breakdown

(in millions of euro)

	Impairment losses			Recoveries				2005	2004 except IAS 39 (*)
	Individual		Collective	Individual		Collective			
	write-offs	other		of interest	other	of interest	other		
A. Due from banks	-1	-1	-5	-	-	-	-	-7	7
B. Loans to customers	-44	-664	-6	68	329	-	48	-269	-703
C. Total	-45	-665	-11	68	329	-	48	-276	-696

(*) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

8.2 Net impairment losses on financial assets available for sale: breakdown

(in millions of euro)

	Impairment losses		Recoveries		2005	2004 except IAS 39 (*)
	Individual		Individual			
	write-offs	other	of interest	other		
A. Debt securities	-	-5	-	-	-5	-
B. Equities	-	-12	-	-	-12	-
C. Loans to banks	-	-	-	-	-	-
D. Loans to customers	-	-	-	-	-	-
E. Total	-	-17	-	-	-17	-

(*) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

8.3 Net impairment losses on investments held to maturity: breakdown

It must be noted that, as at 31st December 2005, Banca Intesa did not present any Investments held to maturity.

8.4 Net impairment losses on other financial activities: breakdown .

(in millions of euro)

	Impairment losses			Recoveries				2005	2004 except IAS 39 (*)
	Individual		Collective	Individual		Collective			
	write-offs	other		of interest	other	of interest	other		
A. Guarantees given	-	-3	-14	-	77	-	-	60	-37
B. Credit derivatives	-	-2	-	-	-	-	-	-2	-6
C. Commitments to lend funds	-	-	-23	-	-	-	-	-23	-
D. Other operations	-	-	-	-	-	-	-	-	-
E. Total	-	-5	-37	-	77	-	-	35	-38

(*) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

Write-backs refer to the rapid return to performing of an important position previously classified as substandard.

SECTION 9 - ADMINISTRATIVE EXPENSES - CAPTION 150

9.1 Personnel expenses: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [(5)]
1) Personnel employed	2,120	2,067
a) wages and salaries	1,419	1,402
b) social security charges	399	396
c) termination indemnities	-	-
d) supplementary benefits	-	-
e) provisions for termination indemnities	101	97
f) provisions for post employment benefits	15	8
- defined contribution plans	-	-
- defined benefit plans	15	8
g) payments to external pension funds	66	65
- defined contribution plans	66	65
- defined benefit plans	-	-
h) costs from share-based payments	64	8
i) other benefits in favour of employees	56	111
2) Other personnel	-48	-15
3) Directors	2	2
Total	2,074	2,074

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

Provisions to employee termination indemnities determined on the basis of Art. 2120 of the Italian Civil Code amounted to 109 million euro.
As provided for by Bank of Italy instructions, personnel expenses includes cost of Bank employees seconded to Group companies. Related net recoveries are highlighted in the subcaption Other personnel and amounted to 54 million euro.

9.2 Average number of employees by categories

	2005	2004
Personnel		
a) managers	458	435
b) total officers	11,141	11,766
of which 3rd and 4th level	4,687	4,597
c) other employees	19,345	17,685
Total	30,944	29,886

Figures for 2004 did not include the effects of mergers and contributions which occurred in 2005. Including the latter, average number of employees would have recorded an annual decrease of approximately 1,600 units.

9.3 Post employment defined benefit plans: total expense

Total expense recognised in the statement of income	(in millions of euro) 31.12.2005
a. Current service cost	13
b. Interest cost	7
c. Expected return on plan assets	-5
d. Actuarial gains and losses recognised	-
e. Past service cost	-
f. Loss (Income) due to curtailments and settlements	-

The present table illustrates the economic components referred to Allowances for risks and charges - post employment benefits recorded in caption 120 – a, under liabilities in the Balance sheet.

9.4 Other benefits in favour of employees

The balance of the subcaption, which as at 31st December 2005 amounted to 56 million euro, was essentially formed by contributions to Cassa Assistenza Mutua (20 million euro), by lunch contributions (25 million euro) and other minor benefits (5 million euro).

As at 31st December 2004 the subcaption also included 55 million euro relative to provisions to the Solidarity Allowance.

9.5 Other administrative expenses: breakdown

	2005	(in millions of euro) 2004 except IAS 39 (°)
Indirect taxes and duties	246	201
Information technology, processing and data processing services	338	264
Rentals and service charges - real estate	144	162
Expenses for consultancy fees	118	100
Postal, telegraphic and delivery services	44	60
Telephonic, teletransmission and transmission expenses	59	54
Legal expenses	24	22
Expenses for maintenance of real estate assets	7	7
Expenses for maintenance of furniture and equipments	21	20
Advertising and promotional expenses	67	64
Transport services	36	39
Lighting, central heating and air conditioning	41	39
Printing, stationery and consumables	19	20
Training expenses and reimbursements to personnel	42	46
Security services	19	26
Information expenses	22	14
Insurance premiums	18	18
Cleaning services	22	23
Rentals of property and equipment	13	13
Data storage and document processing	13	17
Costs reimbursed to Group companies	16	346
Other costs	65	96
Total	1,396	1,671

(°) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

It must be noted that, in 2004 the services invoiced by Intesa Sistemi e Servizi for 675 million euro were recorded in the expense caption considering the service rendered with the exception of the internal costs of the same company - namely the invoicing of personnel expenses (73 million euro) and amortisation and depreciation (232 million euro) - which were included in the caption Reimbursements to Group companies. In 2005 Intesa Sistemi e Servizi was merged in Banca Intesa; therefore, the related costs are allocated to the various captions in the table based on their nature.

SECTION 10 - NET PROVISIONS FOR RISKS AND CHARGES - CAPTION 160

10.1 Net provisions for risks and charges: breakdown

The caption Net provisions for risks and charges, which as at 31st December 2005 amounted to 306 million euro, recorded the provisions attributable to the year relative to legal disputes for 201 million euro and future charges on equity investments for 105 million euro. The amounts listed above included a 15 million euro increase due to time value.

SECTION 11 – NET ADJUSTMENTS TO / RECOVERIES ON PROPERTY AND EQUIPMENT – CAPTION 170

11.1 Net adjustments to property and equipment: breakdown

(in millions of euro)

	Depreciation	Impairment losses	Recoveries	Net result
A. Property and equipment				
A.1 Owned	-150	-2	-	-152
- used in operations	-150	-2	-	-152
- investment	-	-	-	-
A.2 Acquired in finance lease	-	-	-	-
- used in operations	-	-	-	-
- investment	-	-	-	-
Total	-150	-2	-	-152

The column Impairment losses highlights the adjustment on a building amounting to 2 million euro recorded for the purpose of aligning book value to its recovery value.
As concerns the determination of impairment losses, please refer to Part A – Accounting policies.

SECTION 12 - NET ADJUSTMENTS TO / RECOVERIES ON INTANGIBLE ASSETS – CAPTION 180

12.1 Net adjustments to intangible assets: breakdown

(in millions of euro)

	Amortisation	Impairment losses	Recoveries	Net result
A. Intangible assets				
A.1 Owned	-192	-	-	-192
- internally generated	-164	-	-	-164
- other	-28	-	-	-28
A.2 Acquired in finance lease	-	-	-	-
Total	-192	-	-	-192

SECTION 13 - OTHER OPERATING EXPENSES (INCOME) - CAPTION 190

13.1 Other operating expenses: breakdown

(in millions of euro)

	2005	2004 except IAS 39 (§)
Items to be reconciliated	5	2
Charges for litigations and provisions for customer restorations	8	11
Burglaries and robberies	9	6
Integration and reorganisation charges	13	-
Amortisation of leasehold improvements	22	19
Other	25	41
Total	82	79

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

13.2 Other operating income: breakdown

(in millions of euro)

	2005	2004 except IAS 39 (§)
Income on securitisations	-	4
Recovery of insurance costs	3	4
Recovery of other expenses	3	-
Recovery of taxes and interest of previous years	4	12
Cheques prescribed	9	31
Recovery of rents paid	10	12
Recovery of services rendered to Group companies	133	37
Recovery of taxes and duties	215	170
Other	44	123
Total	421	393

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

SECTION 14 – PROFITS (LOSSES) ON EQUITY INVESTMENTS - CAPTION 210

14.1 Profits (Losses) on equity investments: breakdown

(in millions of euro)

	2005	2004 except IAS 39 (\$)
A. Profit	264	325
1. Revaluations	-	-
2. Profits on disposal	87	29
3. Write-backs	177	296
4. Other	-	-
B. Losses	-63	-153
1. Write-downs	-	-
2. Impairment losses	-63	-153
3. Losses on disposal	-	-
4. Other	-	-
Net result	201	172

(\$) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments and ii) presentation of income (loss) after tax from discontinued operations.

In section A – Profit, the most significant profits on disposal, recorded in line 2, referred to the sale of Banco de Investimento Immobiliario (51 million euro), Intesa Fiduciaria Sim (14 million euro) and Milano Zerotre (14 million euro); write-backs, registered in line 3, referred to Intesa Holding International and Intesa Gestione Crediti respectively for 129 million euro and 48 million euro.

The most significant impairment loss referred to Banca Intesa France (55 million euro).

SECTION 15 - VALUATION DIFFERENCES ON PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS MEASURED AT FAIR VALUE - CAPTION 220

15.1 Valuation differences on property, equipment and intangible assets measured at fair value: breakdown

Caption not applicable to Banca Intesa.

SECTION 16 - GOODWILL IMPAIRMENT - CAPTION 230

16.1 Goodwill impairment: breakdown

Banca Intesa did not record any goodwill under assets.

SECTION 17 - PROFITS (LOSSES) ON DISPOSAL OF INVESTMENTS - CAPTION 240

17.1 Profits (Losses) on disposal of investments: breakdown

(in millions of euro)

	2005	2004 except IAS 39 (§)
A. Real estate assets	9	23
- profits on disposal	13	23
- losses on disposal	-4	-
B. Other assets	-	8
- profits on disposal	-	8
- losses on disposal	-	-
Net result	9	31

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

SECTION 18 - TAXES ON INCOME FROM CONTINUING OPERATIONS - CAPTION 260

18.1 Taxes on income from continuing operations: breakdown

(in millions of euro)

	2005	2004 except IAS 39 (§)
1. Current taxes (-)	-206	-233
2. Changes in current taxes of previous years (+/-)	-	-
3. Reduction in current taxes of the year (+)	-	-
4. Changes in deferred tax assets (+/-)	-572	-201
5. Changes in deferred tax liabilities (+/-)	168	5
6. Taxes on income for the year (-) (-1+/-2+3+/-4+/-5)	-610	-429

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

Changes in deferred tax assets in 2005 were the result of 333 million euro of deferred tax assets which arose in the year, 273 million euro of deferred tax assets recorded in previous years and annulled in 2005 and 632 million euro of deferred tax assets recorded on IAS/IFRS first-time adoption and also annulled at the close of the 2005 financial statements.

18.2 Reconciliation of theoretical tax charge to total income tax expense for the period

	(in millions of euro) 2005
Income before tax from continuing operations	2,196
Loss before tax from discounted operations	-33
Theoretical taxable income	2,163

	(in millions of euro) 2005
IRES - Theoretical tax expense (33%)	-714
- income exempt or subject to reduced income tax rates	365
- income subject to definitive witholding tax	7
- non deductible expenses (in total or partially)	-35
IRES - Effective tax expense	-377
IRAP - Theoretical tax expense (average rate: 5.05%)	-109
- income/expense not included in taxable income	-89
- other	4
IRAP - Effective tax expense	-194
Other taxes	-28
Total income tax expense for the period	-599
of which: taxes on income from continuing operations	-610
taxes on income from discontinued operations	11

SECTION 19 – INCOME (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS - CAPTION 280

19.1 Income (Loss) after tax from discontinued operations: breakdown

		(in millions of euro)
	2005	2004 except IAS 39 [5]
Discontinued operations		
1. Income	-	-
2. Charges	-23	-
3. Valuation differences on discontinued operations and related liabilities	-	-
4. Profits (Losses) on disposal	-10	-
5 Taxes and duties	11	-
Income (Losses)	-22	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

19.2 Breakdown of taxes on discontinued operations

(in millions of euro)

	2005	2004 except IAS 39 (§)
1. Current taxes (-)	11	-
2. Changes in deferred tax assets (+/-)	-	-
3. Changes in deferred tax liabilities (-/+)	-	-
4. Income taxes (-1 +/-2 +/-3)	11	-

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, and ii) presentation of income (loss) after tax from discontinued operations.

SECTION 20 OTHER INFORMATION

There is no further information in addition to that already provided in the previous sections.

SECTION 21 - EARNINGS PER SHARE

Earnings per share

	2006			2004		
	Attributable net income (*) (in millions of euro)	Weighted average number of ordinary shares	Euro	Attributable net income (*) (in millions of euro)	Weighted average number of ordinary shares	Euro
Basic EPS	1,338.8	5,955,380,517	0.225	1,118.3	5,915,707,226	0.189
Diluted EPS	1,338.8	5,963,635,153	0.224	1,118.3	5,943,776,535	0.188

(*) Net income calculated deducting dividend attributed to saving shares and net income attributed to Allowance for charitable contributions.

Net income attributable to ordinary shares

(in millions of euro)

	2005	2004 (*)
Net income	1,564.2	1,234.0
minus		
dividends attributed to saving shares	-215.4	-108.2
portion of net income attributed to Allowance for charitable contributions	-10.0	-7.5
Net income attributable to ordinary shares (a)	1,338.8	1,118.3

(*) Including IAS 39.

(a) For EPS purposes.

Weighted average number of ordinary shares (for diluted EPS)

	31.12.2005	31.12.2004
Weighted average number of ordinary shares outstanding (for basic EPS)	5,955,380,517	5,915,707,226
plus		
Weighted dilutive effect due to the potential exercise of stock options	8,254,636	28,071,309
Weighted average number of ordinary shares after dilutive effect (for diluted EPS)	5,963,635,153	5,943,778,535

For further information on this section, please refer to the Report on operations in the chapter The Banca Intesa share.

Part D – Segment reporting

Segment reporting is provided in the Notes to the consolidated financial statements.

Part E – Information on risks and relative hedging policies

This part of the Notes to the Parent Company's financial statements provides the quantitative information on risks relative to the Parent Company Banca Intesa. For qualitative information on management and monitoring of risks, please refer to Part E of the Notes to the consolidated financial statements.

CREDIT RISK

QUANTITATIVE INFORMATION CREDIT QUALITY

Performing and non-performing exposures: amounts, adjustments, changes, economic and geographic breakdown

In the tables in this section the information related to Country risk is not presented separately in compliance with the methodological decision made by Banca Intesa for collective measurement of performing loans based on parameters that include "Country risk".

For this purpose it must be noted that non-guaranteed exposures to Countries at risk, net of the collective measurement portion, totalled 983 million euro equal to approximately 0.5% of total performing financial assets. Countries which presented the most significant exposures were Brazil for 341 million euro, the Cayman Islands for 332 million euro and Bermuda for 100 million euro.

Breakdown of financial assets by portfolio classification and credit quality (book value)

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk	Other Assets	Total
1. Financial assets held for trading	-	11		1	-	36,680	36,83?
2. Financial assets available for sale	-	*		3	-	2,767	2,771
3. Investments held to maturity							
4. Due from banks				-	-	35,725	35,725
5. Loans to customers	573	2,09?		462		107,437	110,567
6. Financial assets designated at fair value through profit and loss				-	-		-
7. Financial assets under disposal							
8. Hedging derivatives						1,047	1,047
Total	573	2,107	-	466		185,656	189,002

Breakdown of financial assets by portfolio classification and credit quality (gross and net values)

(in millions of euro)

	Non-performing assets				Other assets			Total
	Gross exposure	Individual adjustments	Collective adjustments	Net exposure	Gross exposure	Collective adjustments	Net exposure	Total (net exposure)
1. Financial assets held for trading	17	-5	-	12	X	X	36,880	36,892
2. Financial assets available for sale	4	-	-	4	2,767		2,767	2,771
3. Investments held to maturity	-	-	-	-	-	-	-	-
4. Due from banks	6	-6	-	-	35,747	-22	35,725	35,725
5. Loans to customers	5,156	-2,026	-	3,130	107,914	-477	107,437	110,567
6. Financial assets designated at fair value through profit and loss	-	-	-	-	X	X	-	-
7. Financial assets under disposal	-	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	X	X	1,047	1,047
Total	5,183	-2,037	-	3,146	146,428	-499	183,856	187,002

On- and off-balance sheet exposures to banks: gross and net values

(in millions of euro)

	Gross exposure	Individual adjustments	Collective adjustments	Net exposure
A. ON-BALANCE SHEET EXPOSURES				
a) Doubtful loans	6	-6	-	-
b) Substandard loans	-	-	-	-
c) Restructured exposures	-	-	-	-
d) Past due exposures	-	-	-	-
e) Country risk	-	X	-	-
f) Other assets	44,196	X	-22	44,174
Total A	44,202	-6	-22	44,174
B. OFF-BALANCE SHEET EXPOSURES				
a) Non-performing	-	-	-	-
b) Other	18,364	X	-37	18,327
Total B	18,364	-	-37	18,327

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to banks: changes in gross non-performing exposures and gross exposures subject to "Country risk"

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial gross exposure	7	1	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	1	-	-	-	-
B.1 inflows from performing exposures	-	-	-	-	-
B.2 transfers from other non-performing exposure categories	1	-	-	-	-
B.3 other increases	-	-	-	-	-
C. Decreases	-2	-1	-	-	-
C.1 outflows to performing exposures	-	-	-	-	-
C.2 write-offs	-2	-	-	-	-
C.3 repayments	-	-	-	-	-
C.4 credit disposals	-	-	-	-	-
C.5 transfers to other non-performing exposure categories	-	-1	-	-	-
C.6 other decreases	-	-	-	-	-
D. Final gross exposure	6	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to banks: changes in total adjustments

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial total adjustments	7	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	3	-	-	-	-
B.1 impairment losses	2	-	-	-	-
B.2 transfers from other non-performing exposure categories	-	-	-	-	-
B.3 other increases	1	-	-	-	-
C. Decreases	-4	-	-	-	-
C.1 recoveries on impairment losses	-	-	-	-	-
C.2 recoveries on repayments	-	-	-	-	-
C.3 write-offs	-2	-	-	-	-
C.4 transfers to other non-performing exposure categories	-	-	-	-	-
C.5 other decreases	-2	-	-	-	-
D. Final total adjustments	6	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On- and off-balance sheet exposures to customers: gross and net values

(in millions of euro)

	Gross exposure	Individual adjustments	Collective adjustments	Net exposure
A. ON-BALANCE SHEET EXPOSURES				
a) Doubtful loans	1,770	-1,197	-	573
b) Substandard loans	2,897	-801	-	2,096
c) Restructured exposures	-	-	-	-
d) Past due exposures	493	-28	-	465
e) Country risk	-	X	-	-
f) Other assets	130,076	X	-477	129,599
Total A	135,236	-2,026	-477	132,733
B. OFF-BALANCE SHEET EXPOSURES				
a) Non-performing	205	-116	-	89
b) Other	77,396	X	-111	77,285
Total B	77,601	-116	-111	77,374

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to customers: changes in gross non-performing exposures and gross exposures subject to "Country risk"

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial gross exposure	3,567	3,435	103	-	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	952	1,873	-	1,193	-
B.1 inflows from performing loans	246	1,100	-	1,032	-
B.2 transfers from other non-performing exposure categories	672	409	-	103	-
B.3 other increases	34	364	-	58	-
C. Decreases	-2,749	-2,411	-103	-700	-
C.1 outflows to performing loans	-14	-840	-103	-172	-
C.2 write-offs	-1,879	-56	-	-	-
C.3 repayments	-262	-746	-	-103	-
C.4 credit disposals	-585	-17	-	-	-
C.5 transfers to other non-performing exposure categories	-9	-750	-	-425	-
C.6 other decreases	-	-	-	-	-
D. Final gross exposure	1,770	2,897	-	493	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to customers: changes in total adjustments

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial total adjustments	2,029	775	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	1,211	555	-	30	-
B.1 impairment losses	470	367	-	24	-
B.2 transfers from other non-performing exposure categories	131	1	-	4	-
B.3 other increases	610	187	-	2	-
C. Decreases	-2,043	-529	-	-2	-
C.1 recoveries on impairment losses	-52	-221	-	-2	-
C.2 recoveries on repayments	-111	-117	-	-	-
C.3. write-offs	-1,879	-56	-	-	-
C.4 transfers to other non-performing exposure categories	-1	-135	-	-	-
C.5. other decreases	-	-	-	-	-
D. Final total adjustments	1,197	801	-	28	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

Financial assets - Captions 20, 30, 40, 50 and 70: borrower / issuer breakdown

(in millions of euro)

	Financial assets held for trading	Financial assets designated at fair value through profit and loss	Financial assets available for sale	Investments held to maturity	Loans to customers
A. CASH ASSETS					
1. Debt securities	22,254	-	617	-	1,657
a) Governments and Central Banks	555	-	10	-	-
b) Other public entities	2,055	-	215	-	1,306
c) Banks	7,868	-	13	-	X
d) Other issuers	11,776	-	379	-	351
2. Equities	1,631	-	1,836	-	-
a) Banks	415	-	59	-	X
b) Other issuers	1,216	-	1,777	-	-
3. Loans	-	-	314	-	105,780
a) Governments and Central Banks	-	-	-	-	1,072
b) Other public entities	-	-	-	-	2,878
c) Banks	-	-	-	-	X
d) Other issuers	-	-	314	-	101,830
4. Non-performing assets	-	-	4	-	3,130
a) Governments and Central Banks	-	-	-	-	-
b) Other public entities	-	-	-	-	4
c) Banks	-	-	-	-	X
d) Other issuers	-	-	4	-	3,126
5. Assets sold not derecognised	3,959	-	-	-	-
a) Governments and Central Banks	2,775	-	-	-	-
b) Other public entities	90	-	-	-	-
c) Banks	95	-	-	-	X
d) Other issuers	999	-	-	-	-
Total A	27,844	-	2,771	-	110,567
B. DERIVATIVES					
a) Banks	8,488	-	-	-	-
b) Customers	2,560	-	-	-	-
Total B	11,048	-	-	-	-

The table shows breakdown of the various categories of financial assets, as defined in the compulsory financial statement forms, by the sector of borrowers or issuers (for securities) according to the classification criteria set out by the Bank of Italy.

Classification of exposures based on ratings

	Total exposures	Exposures to corporate counterparties
Investment grade	64.90%	52.88%
Speculative grade	35.10%	47.12%

The table shows percentage breakdown of on-balance sheet exposures, guarantees given and commitments to lend funds, by rating of counterparties. Exposures to counterparties with an investment grade rating (corresponding in the scale used by Standard & Poor's to a level between AAA and BBB) are separated from exposures with speculative grade rating. With reference to the latter, it must be noted that speculative grade exposures are concentrated in the classes close to investment grade where the most significant portion of Italian small and medium-sized enterprises is concentrated.

Breakdown reflects probabilities of default (PD) calculated internally, market ratings attributed by specialised agencies in the absence of internal data and for the remaining counterparties which do not have an individual rating, average segment/portfolio figures have bee n used. If derivatives are included in the portfolio, since derivative contracts are mostly stipulated with financial counterparties, the portion of investment grade exposure would increase to 66.16%.

Breakdown of guaranteed exposures by type of guarant ee

Guaranteed loans to customers

(in millions of euro)

	Exposure totally/partly guaranteed	Value of real guarantees	Value of personal guarantees
Loans to customers	60,123	48,097	12,026
Total	60,123	48,097	12,026

Breakdown and concentration of loans

Breakdown of loans to customers

(in millions of euro)

Counterparties	
Governments	1,072
Other public entities	4,188
Financial institutions	21,452
Non-financial companies and family-run businesses	55,615
- wholesale and retail trade, recovery and repairs	7,524
- construction and public works	6,419
- food products, beverages and tobacco-based products	1,556
- textiles, leather and footwear, clothing	1,945
- agricultural and industrial machinery	1,593
- metal products, excluding cars and means of transport	1,770
- energy products	1,813
- chemical products	1,105
- electric materials and supplies	1,137
- other industrial products	1,282
- agricultural and forestry products and fishing	1,778
- hotels and catering	1,274
- means of transport	1,058
- paper, paper products, printed products and publishing	851
- minerals and non-metal mineral based products	973
- rubber and plastic products	901
- other services for sale	14,305
- other non-financial companies	8,331
Consumer families and other	28,240
Total	110,567

Breakdown of non-performing loans to customers

Non-performing loan counterparties	(in millions of euro)
Financial institutions	75
Non-financial companies and family-run businesses	2,180
- construction and public works	421
- wholesale and retail trade, recovery and repairs	287
- hotels and catering	126
- agricultural and forestry products and fishing	103
- food products, beverages and tobacco-based products	84
- textiles, leather and footwear, clothing	78
- other industrial products	63
- electric materials and supplies	53
- metal products, excluding cars and means of transport	51
- agricultural and industrial machinery	50
- means of transport	43
- minerals and non-metal mineral based products	24
- chemical products	23
- paper, paper products, printed products and publishing	20
- rubber and plastic products	15
- energy products	4
- other services for sale	637
- other non-financial companies	100
Other	875
Total	3,130

Concentration of loans

Large credit risks

Large credit risks	
a) Amount (in millions of euro)	4,650
b) Number	2

Breakdown of on- and off-balance sheet exposures to customers by geographic area (book value)

(in millions of euro)

	Italy	Other EU Countries	Other Countries	Total
ASSETS				
- Financial assets held for trading	9,511	17,289	12,092	38,892
- Financial assets available for sale	2,427	136	208	2,771
- Investments held to maturity	-	-	-	-
- Hedging derivatives	165	719	163	1,047
- Loans to customers	102,166	4,127	4,274	110,567
- Due from banks	24,912	8,146	2,667	35,725
Total Assets	139,181	30,417	19,404	189,002
LIABILITIES				
- Due to banks	9,656	12,513	11,013	33,182
- Due to customers	70,477	3,847	6,564	80,888
- Securities issued	52,016	1,831	3,127	56,974
- Financial liabilities held for trading	5,208	6,651	2,277	14,136
- Hedging derivatives	201	1,040	79	1,320
Total Liabilities	137,556	25,682	23,060	186,500
Guarantees and commitments	27,753	42,550	21,794	92,097

SECURITISATIONS AND ASSET SALES

Securitisations

Qualitative information

As concerns securitisations please refer to Part E of the Notes to the consolidated financial statements.

Quantitative information

Breakdown of exposures deriving from securitisations by quality of underlying asset

(in millions of euro)

	On-balance sheet exposures			Off-balance sheet exposures		
	Senior	Mezzanine	Junior	Senior	Mezzanine	Junior
A. Originated underlying assets	-	181	121	50	-	-
a) Non-performing	-	86	36	37	-	-
b) Other	-	95	85	13	-	-
B. Third party underlying assets	6.638	399	5	-	1.289	-
a) Non-performing	2	5	-	-	-	-
b) Other	6 636	394	5	-	1.289	-
Total	6.636	580	126	50	1.289	-

Breakdown of exposures deriving from main "originated" securitisations by type of securitised asset and by type of exposure

(in millions of euro)

	On-balance sheet exposures						Off-balance sheet exposures					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries
A. Fully derecognised	-	-	66	-11	121	4	50	-	-	-	-	-
A.1 Intesa Sec 2												
- performing residential mortgage	-	-	-	-	75	-	-	-	-	-	-	-
A.2 Intesa Sec												
- performing mortgage	-	-	-	-	10	2	13	-	-	-	-	-
A.3 Intesa Sec Npl												
- doubtful mortgage	-	-	66	-11	30	2	37	-	-	-	-	-
B. Partly derecognised	-	-	-	-	-	-	-	-	-	-	-	-
C. Not derecognised	-	-	95	1	-	-	-	-	-	-	-	-
C.1 Verdi Synthetic												
- loans and revolving credit facilities	-	-	31	1	-	-	-	-	-	-	-	-
C.2 Vespucci												
- asset backed securities and collateralised debt obligations	-	-	64	-	-	-	-	-	-	-	-	-
Total	-	-	185	-10	121	4	50	-	-	-	-	-

Breakdown of exposures deriving from main "third party" securitisations by type of securitised asset and by type of exposure

(in millions of euro)

	On balance sheet exposures						Off balance sheet exposures					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries
A.1 Ace												
- securities	160											
A.2 AYT Cedulas												
- public sector financing	250	3	-	-	-	-	-	-	-	-	-	-
A.3 Bryn												
- loans	107	-	-	-	-	-	-	-	-	-	-	-
A.4 CalliopeDaix Partners												
- securities	57	-	-	-	-	-	-	-	-	-	-	-
A.5 Cartesio												
- loans	100	-	-	-	-	-	-	-	-	-	-	-
A.6 Citibank Credit Card Issuance Trust												
- credit card loans		-	67	-	-	-	-	-	-	-	-	-
A.7 Diodezano												
- land, industrial and public entities mortgage	113	-1	-	-	-	-	-	-	-	-	-	-
A.8 Duchess												
- securities	181	-1	-	-	-	-	-	-	-	-	-	-
A.9 Duomo												
- asset backed securities and collateralised debt obligations	-	-	-	-	-	-	-	-	207	-	-	-
A.10 Fort Sheridan												
- securities	202	-	-	-	-	-	-	-	-	-	-	-
A.11 Geldilux												
- loans	288	-	-	-	-	-	-	-	-	-	-	-
A.12 Im Cedulas												
- public sector financing	53	2	-	-	-	-	-	-	-	-	-	-
A.13 Jupiter												
- securities	212	-	-	-	-	-	-	-	-	-	-	-
A.14 Landmark												
- securities	75	-	-	-	-	-	-	-	-	-	-	-
A.15 Rhodium												
- securities	225											
A.16 Romulus												
- asset backed securities and collateralised debt obligations	-	-	-	-	-	-	-	-	1.087	-	-	-
A.17 Saturn Ventures												
- securities	142	-	-	-	-	-	-	-	-	-	-	-
A.18 Soc. Cart. Crediti INPS												
- social security benefits	616	-2	-	-	-	-	-	-	-	-	-	-
A.19 SCIP												
- real estate assets	346	-	-	-	-	-	-	-	-	-	-	-
A.20 Sms												
- securities	203	-1	-	-	-	-	-	-	-	-	-	-
A.21 Società di Cartolarizzazione Italiana Crediti 1												
- personal loans	338	-1	-	-	-	-	-	-	-	-	-	-
A.22 Stone Tower												
- securities	85	-	-	-	-	-	-	-	-	-	-	-
A.23 Zoo												
- Cdo of Abs	150	-	-	-	-	-	-	-	-	-	-	-
A.24 Portfolio of investment grade ABS securities subject to unitary management	297	-	-	-	-	-	-	-	-	-	-	-
A.25 Residual portfolio divided in 278 securities	2.428	-4	312	-1	5	-	-	-	-	-	-	-
Total	6.638	-1	399	-1	5		-	-	1.289	-	-	-

Breakdown of exposures to securitisations by financial assets portfolio and by type

(in millions of euro)

	On-balance sheet exposures			Off-balance sheet exposures		
	Senior	Mezzanine	Junior	Senior	Mezzanine	Junior
Financial assets held for trading	6,345	415	5	-	-	-
Financial assets measured at fair value	-	-	-	-	-	-
Financial assets available for sale	156	156	46	-	-	-
Investments held to maturity	-	-	-	-	-	-
Loans (*)	137	9	75	50	1,289	-
Total	6,638	580	126	50	1,289	-

(*) The caption includes off-balance sheet exposures referred to "Guarantees given" and "Credit lines".

Total amount of securitised assets underlying junior securities or other forms of credit

(in millions of euro)

	Traditional securitisations	Synthetic securitisations
A. Originated underlying assets	772	-
A.1 Fully derecognised	772	X
1. Doubtful loans	198	X
2. Other non-performing assets	-	X
3. Other performing assets	574	X
A.2 Partly derecognised	-	X
1. Doubtful loans	-	X
2. Other non-performing assets	-	X
3. Other performing assets	-	X
A.3 Not derecognised	-	-
1. Doubtful loans	-	-
2. Other non-performing assets	-	-
3. Other performing assets	-	-
B. Third party underlying assets	3	1,209
1. Doubtful loans	-	-
2. Other non-performing assets	-	-
3. Other performing assets	3	1,209

Equity stakes in special purpose vehicles

Name	Registered office	% Stake
Intesa Lease Sec	Milano	60.00%
Intesa Sec	Milano	60.00%
Intesa Sec 2	Milano	60.00%
Intesa Sec Npl	Milano	60.00%
Intesa Sec Npl 2	Milano	60.00%
Augusto	Milano	5.00%
Colombo	Milano	5.00%
Diocleziano	Milano	5.00%

Servicer activities – repayments on securitised loans and reimbursements of securities issued by special purpose vehicles

Servicer	Special purpose vehicles	Securitised assets		Collections of loans in the year (in millions of euro)	Percentage of reimbursed securities (period-end figure)		
		Type	Period-end figure		Senior	Mezzanine	Junior
Intesa	Intesa Sec	Performing mortgages	107	61	100.0	48.5	-
Intesa	Intesa Sec 2	Performing residential mortgages	1,174	341	100.0	26.6	-
Total			1,281	402			

Sales

Financial assets sold not derecognised

The sole financial assets sold not derecognised referred to securities relative to repurchase agreements, as shown in table 2.1 Financial assets held for trading.

Financial liabilities associated to financial assets sold not derecognised

The sole financial liabilities associated to financial assets sold not derecognised referred to repurchase agreements, as shown in tables 1.1 Due to banks and 2.1 Due to customers.

MARKET RISKS

QUANTITATIVE INFORMATION ON THE TRADING BOOK AND ON THE BANKING BOOK

Capital at risk

Information on Banca Intesa's capital at risk is provided in Part E of the Notes to the consolidated financial statements.

Sensitivity analysis

Information on Banca Intesa's sensitivity analysis is provided in Part E of the Notes to the consolidated financial statements.

QUANTITATIVE INFORMATION ON DERIVATIVES

Trading book: notional amounts at period-end

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	77,948	-	-	-	-	-	-	-	77,948
2. Interest rate swaps	-	464,944	-	-	-	-	-	-	-	464,944
3. Domestic currency swaps	-	-	-	-	-	448	-	-	-	448
4. Currency interest rate swaps	-	-	-	-	-	6,335	-	-	-	6,335
5. Basis swaps	-	44,960	-	-	-	-	-	-	-	44,960
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-
8. Futures	74,733	-	136	-	6	-	4	-	74,879	-
9. Caps	-	21,491	-	-	-	-	-	-	-	21,491
- Bought	-	21,491	-	-	-	-	-	-	-	21,491
- Issued	-	-	-	-	-	-	-	-	-	-
10. Floors	-	24,440	-	-	-	-	-	-	-	24,440
- Bought	-	15,880	-	-	-	-	-	-	-	15,880
- Issued	-	8,560	-	-	-	-	-	-	-	8,560
11. Other options	3,022	24,807	100	9,655	-	2,015	-	-	3,122	36,477
- Bought	2,348	1,893	65	7,438	-	1,059	-	-	2,413	10,390
Plain vanilla	2,348	1,893	65	7,403	-	775	-	-	2,413	10,071
Exotic	-	-	-	35	-	284	-	-	-	319
- Issued	674	22,914	35	2,217	-	956	-	-	709	26,087
Plain vanilla	674	22,914	35	2,182	-	798	-	-	709	25,894
Exotic	-	-	-	35	-	158	-	-	-	193
12. Forward contracts	-	4,581	-	-	-	43,994	-	-	-	48,575
- Purchases	-	1,395	-	-	-	16,352	-	-	-	17,747
- Sales	-	3,186	-	-	-	15,657	-	-	-	18,843
- Currency against currency	-	-	-	-	-	11,985	-	-	-	11,985
13. Other derivatives	-	2,293	-	-	-	42	-	-	-	2,335
Total	77,755	665,464	236	9,655	6	52,834	4	-	78,001	727,953

Banking book: notional amounts at period-end
Hedging

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	34,397	-	-	-	-	-	-	-	34,397
3. Domestic currency swaps	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	1,044	-	-	-	1,044
5. Basis swaps	-	2,137	-	-	-	-	-	-	-	2,137
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-
9. Caps	-	60	-	-	-	-	-	-	-	60
- Bought	-	60	-	-	-	-	-	-	-	60
- Issued	-	-	-	-	-	-	-	-	-	-
10. Floors	-	735	-	-	-	-	-	-	-	735
- Bought	-	581	-	-	-	-	-	-	-	581
- Issued	-	154	-	-	-	-	-	-	-	154
11. Other options	-	50	-	2,713	-	7	-	-	-	2,770
- Bought	-	-	-	2,517	-	-	-	-	-	2,517
Plain vanilla	-	-	-	2,517	-	-	-	-	-	2,517
Exotic	-	-	-	-	-	-	-	-	-	-
- Issued	-	50	-	196	-	7	-	-	-	253
Plain vanilla	-	50	-	196	-	7	-	-	-	253
Exotic	-	-	-	-	-	-	-	-	-	-
12. Forward contracts	-	-	-	-	-	-	-	-	-	-
- Purchases	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-
13. Other derivatives	-	-	-	-	-	-	-	-	-	-
Total	-	37,379	-	2,713	-	1,051	-	-	-	41,143

Other derivatives

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	16	-	-	-	-	-	-	-	16
3. Domestic currency swaps	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	-	-	-	-	-
5. Basis swaps	-	3.386	-	-	-	-	-	-	-	3.386
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-
9. Caps	-	70	-	-	-	-	-	-	-	70
- Bought	-	70	-	-	-	-	-	-	-	70
- Issued	-	-	-	-	-	-	-	-	-	-
10. Floors	-	6.707	-	-	-	-	-	-	-	6.707
- Bought	-	90	-	-	-	-	-	-	-	90
- Issued	-	6.617	-	-	-	-	-	-	-	6.612
11. Other options	-	437	-	7.653	-	99	-	-	-	8.189
- Bought	-	-	-	135	-	-	-	-	-	135
Plain vanilla	-	-	-	135	-	-	-	-	-	135
Exotic	-	-	-	-	-	-	-	-	-	-
- Issued	-	437	-	7.518	-	99	-	-	-	8.054
Plain vanilla	-	437	-	7.518	-	99	-	-	-	8.054
Exotic	-	-	-	-	-	-	-	-	-	-
12. Forward contracts	-	-	-	-	-	-	-	-	-	-
- Purchases	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-
13. Other derivatives	-	-	-	-	-	-	-	-	-	-
Total	-	12.611	-	7.653	-	99	-	-	-	20.363

The previous tables show nominal amounts of derivatives recorded separately from the combined financial instruments. Such derivatives in the financial statements are classified under assets/liabilities held for trading.

Financial derivatives: purchase and sale of underlying assets

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
A. Trading book for supervisory purposes	77 755	620 504	236	9 655	6	52 634	4	-	78 001	682 993
1. Operations with exchange of underlying asset	702	4 886	12	430	6	52 252	4	-	724	57 568
- Purchases	99	1 436	3	214	-	23 278	-	-	102	24 928
- Sales	603	2 614	9	216	6	16 550	4	-	622	19 480
- Currency against currency	-	836	-	-	-	12 424	-	-	-	13 260
2. Operations without exchange of underlying asset	77 053	615 618	224	9 225	-	382	-	-	77 277	625 425
- Purchases	22 500	315 927	38	7 104	-	366	-	-	22 538	323 397
- Sales	54 553	299 691	186	2 121	-	216	-	-	54 739	302 028
- Currency against currency	-	-	-	-	-	-	-	-	-	-
B. Banking book	-	44 467	-	10 366	-	1 150	-	-	-	55 983
B.1 Hedging	-	35 242	-	2 713	-	1 051	-	-	-	39 006
1. Operations with exchange of underlying asset	-	-	-	-	-	484	-	-	-	484
- Purchases	-	-	-	-	-	254	-	-	-	254
- Sales	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	230	-	-	-	230
2. Operations without exchange of underlying asset	-	35 242	-	2 713	-	567	-	-	-	38 522
- Purchases	-	20 583	-	2 485	-	64	-	-	-	23 132
- Sales	-	14 659	-	228	-	503	-	-	-	15 390
- Currency against currency	-	-	-	-	-	-	-	-	-	-
B.2 Other derivatives	-	9 225	-	7 653	-	99	-	-	-	16 977
1. Operations with exchange of underlying asset	-	-	-	-	-	-	-	-	-	-
- Purchases	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-
2. Operations without exchange of underlying asset	-	9,225	-	7 653	-	99	-	-	-	16 977
- Purchases	-	127	-	147	-	98	-	-	-	372
- Sales	-	9,098	-	7 506	-	1	-	-	-	16 605
- Currency against currency	-	-	-	-	-	-	-	-	-	-

"Over the counter" financial derivatives: positive fair value – counterparty risk

(in millions of euro)

	Debt securities and interest rates			Equities and stock indexes			Foreign exchange rates and gold			Other values			Diverse underlying assets	
	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Net	Future exposure
A. Trading book for supervisory purposes														
A.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 public entities	11	-	4	-	-	-	-	-	-	-	-	-	-	-
A.3 banks	1,738	4,705	240	25	529	1	150	635	97	-	-	-	1,164	1,000
A.4 financial institutions	174	1,552	109	305	11	-	5	10	6	-	-	-	86	112
A.5 insurance companies	35	-	7	-	-	-	-	-	-	-	-	-	-	-
A.6 non-financial companies	396	12	94	-	-	-	20	-	22	-	-	-	8	1
A.7 other counterparties	27	-	7	-	-	-	18	-	4	-	-	-	-	-
Total	2,372	6,250	461	330	540	1	193	645	133	-	-	-	1,265	1,113
B. Banking book														
B.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 banks	57	812	21	-	-	-	14	19	13	-	-	-	42	47
B.4 financial institutions	-	137	2	-	-	-	-	-	-	-	-	-	-	-
B.5 insurance companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.6 non-financial companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.7 other counterparties	7	-	9	-	-	-	-	-	-	-	-	-	-	-
Total	65	949	32	-	-	-	14	19	13	-	-	-	42	47

"Over the counter" financial derivatives: negative fair value - financial risk

(in millions of euro)

	Debt securities and interest rates			Equities and stock indexes			Foreign exchange rates and gold			Other values			Diverse underlying assets	
	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Net	Future exposure
A. Trading book for supervisory purposes														
A.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 public entities	3	-	1	-	-	-	-	-	-	-	-	-	-	-
A.3 banks	1,458	5,468	74	15	195	-	175	778	73	-	-	-	1,124	-
A.4 financial institutions	165	1,044	21	5	12	-	15	3	10	-	-	-	134	-
A.5 insurance companies	153	1	-	-	-	-	-	-	-	-	-	-	-	-
A.6 non-financial companies	41	3	16	-	-	-	35	-	27	-	-	-	-	-
A.7 other counterparties	107	-	5	45	-	-	5	-	5	-	-	-	-	-
Total	1,905	6,532	115	65	206	-	228	781	115	-	-	-	1,258	-
B. Banking book														
B.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 banks	440	724	45	-	-	-	3	10	5	-	-	-	-	-
B.4 financial institutions	6	98	3	-	-	-	-	1	-	-	-	-	-	-
B.5 insurance companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.6 non-financial companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.7 other counterparties	1,092	-	21	564	-	-	22	-	-	-	-	-	-	-
Total	1,538	822	69	564	-	-	25	11	5	-	-	-	-	-

Credit derivatives: notional amounts

(in millions of euro)

	Trading book for supervisory purposes		Other operations	
	single counterparty notional amount	more counterparties notional amount	single counterparty notional amount	more counterparties notional amount
1. Protection purchases				
1.1 Physical settlement	22,347	10,547	6	-
Credit default swap	22,347	9,996	-	-
Credit default option	-	551	-	-
Credit linked notes	-	-	6	-
1.2 Cash settlement	679	4,245	309	1,766
Credit default swap	457	4,245	307	1,766
Total rate of return swap	222	-	2	-
Total	23,026	14,792	315	1,766
2. Protection sales				
2.1 Physical settlement	24,153	12,721	-	-
Credit default swap	24,103	12,521	-	-
Credit linked notes	50	200	-	-
2.2 Cash settlement	1,658	7,732	-	209
Credit default swap	1,105	7,668	-	209
Credit linked notes	31	64	-	-
Total rate of return swap	522	-	-	-
Total	25,811	20,453	-	209

Credit derivatives: positive fair value - counterparty risk

(in millions of euro)

	Notional amount	Positive fair value	Future exposure
A. Trading book for supervisory purposes	46,927	768	461
A.1 Protection purchases with	11,496	521	461
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	6,162	298	253
4. Financial institutions	5,132	222	207
5. Insurance companies	202	1	1
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
A.2 Protection sales with	35,431	247	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	26,221	160	-
4. Financial institutions	9,125	86	-
5. Insurance companies	85	1	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
B. Banking book	1,858	2	-
B.1 Protection purchases with	1,769	2	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	2	-	-
4. Financial institutions	1,767	2	-
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
B.2 Protection sales with	89	-	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	89	-	-
4. Financial institutions	-	-	-
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
Total	48,785	770	461

Credit derivatives: negative fair value - financial risk

(in millions of euro)

	Notional amount	Negative fair value
Trading book for supervisory purposes		
1. Protection purchases with		
1.1 Governments and Central Banks	-	-
1.2 Other public entities	-	-
1.3 Banks	13,354	134
1.4 Financial institutions	11,200	106
1.5 Insurance companies	1,768	-
1.6 Non-financial companies	-	-
1.7 Other counterparties	-	-
Total	26,322	240

FOREIGN EXCHANGE RISK

QUANTITATIVE INFORMATION

Breakdown by currency of assets and liabilities and derivatives

(in millions of euro)

	Currencies			
	US dollar	GB pound	Yen	Other currencies
ASSETS				
- Financial assets held for trading	9,967	1,902	2,133	1,321
- Financial assets available for sale	86	8	-	4
- Investments held to maturity	-	-	-	-
- Hedging derivatives	62	17	-	2
- Loans to customers	4,659	420	118	587
- Due from banks	3,472	343	497	1,094
Total	18,266	2,690	2,748	3,008
LIABILITIES				
- Due to banks	-9,894	-1,601	-169	-2,439
- Due to customers	-6,744	-585	-219	-250
- Securities issued	-3,291	-3,085	-87	-629
- Financial liabilities held for trading	-1,272	-160	-39	-415
- Hedging derivatives	-6	-3	-	-4
Total	-21,207	-5,434	-514	-3,737
- Financial derivatives - net notional position	2,974	2,634	-2,105	563
Imbalance	33	-110	129	-166

LIQUIDITY RISK

QUANTITATIVE INFORMATION

Assets and liabilities: breakdown by maturity

(in millions of euro)

	Specified maturity					Unspecified maturity	Total
	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years	Over 5 years		
ASSETS							
- Financial assets held for trading (except derivatives)	427	1,466	8,195	6,972	10,784	-	27,844
- Financial assets available for sale	62	37	173	341	348	1,810	2,771
- Investments held to maturity	-	-	-	-	-	-	-
- Loans to customers	21,297	6,660	17,313	30,372	32,352	573	110,567
- Due from banks	11,511	10,271	2,463	7,555	3,925	-	35,725
Total	33,291	20,436	26,148	45,240	47,409	2,383	176,907
LIABILITIES							
- Due to banks	15,465	10,394	1,497	3,489	2,337	-	33,182
- Due to customers	67,372	10,164	1,225	470	1,657	-	80,888
- Securities issued	431	5,844	5,287	30,927	14,485	-	56,974
- Financial liabilities held for trading (except derivatives)	-	-	209	1,155	645	-	2,009
Total	83,268	26,402	8,218	36,041	19,124	-	173,053

Values refer to the corresponding balance sheet captions, with the exception of derivatives included in financial assets/liabilities held for trading and hedging derivatives, which are instead recorded in the following table, at notional amount, as a combination of a cash asset and a cash liability for the same amount ("double entry method").

(in millions of euro)

	Specified maturity					Unspecified maturity	Total
	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years	Over 5 years		
FINANCIAL DERIVATIVES							
- Long positions	43,202	290,007	214,493	204,590	45,459	-	797,751
- Short positions	51,995	296,348	199,897	207,840	41,379	-	797,459

OPERATIONAL RISK

For information on the means of identification and monitoring of operational risk please refer to Part E of the Notes to the consolidated financial statements.

Part F – Information on capital

SECTION 1 - PARENT COMPANY'S SHAREHOLDERS' EQUITY

For qualitative information on capital and capital management policies please refer to Part F of the Notes to the consolidated financial statements.

Quantitative information

The following table, as set forth by art. 2427 of the Italian Civil Code, par. 7-bis, details shareholders' equity captions indicating their origin, means of use and possibility of distribution, as well as their use in previous years.

(in millions of euro)

	Amount		Possibility of use (*)	Portion available	Uses in the past three years: for loss coverage	Uses in the past three years: for other reasons
Share capital		3,596				
Share premium reserve		5,510	A, B, C	5,510	-	-
Reserves		2,284				
Legal reserve	773		A[1], B	773	-	-
Statutory reserve	1,496		A, B, C	1,496	-	-96
Reserve as per Legislative Decree 153/99	1,017		A, B, C	1,017	-	-
Concentration reserve (as per Art. 7, par. 3 of Law 218 of 30/7/1990)	232		A, B[2], C[3]	232	-	-
Concentration reserve (as per Art. 7 of Law 218 of 30/7/1990)	302		A, B[2], C[3]	302	-	-
Transition to IAS/IFRS	-1,581					
Other reserves	45		A, B, C	45	-	-3
Valuation reserves		1,297				
Valuation reserve (Law 576 of 2/12/1975)	3		A, B[2], C[3]	3	-	-
Valuation reserve (Law 72 of 19/3/1983)	143		A, B[2], C[3]	143	-	-
Valuation reserve (Law 408 of 29/12/1990)	7		A, B[2], C[3]	7	-	-
Valuation reserve (Law 413 of 30/12/1991)	379		A, B[2], C[3]	379	-	-
Valuation reserve (Law 342 of 22/11/2000)	455		A, B[2], C[3]	455	-	-
Valuation reserve of financial assets available for sale	336		[4]	-	-	-
Valuation reserve of cash flow hedge	-26		[4]	-	-	-
Net income		1,564		-	-	-
Total		14,251		10,362	-	-99

(*) A = capital increase; B = loss coverage; C = distribution to shareholders.

(1) May be used to increase capital (A) for the portion exceeding one fifth of the share capital.

(2) In case of use of the reserve to cover losses, net income may not be distributed unless the reserve is integrated or correspondingly reduced. The reduction must be resolved upon by the Extraordinary Shareholders' Meeting without compliance to provisions set out in par. 2 and 3 of art. 2445 of the Italian Civil Code.

(3) The reserve, if it is not recorded under shareholders' equity, may be reduced only in compliance with provisions of par. 2 and 3 of art. 2445 of the Italian Civil Code. If it is distributed to shareholders it concurs to form the Company's taxable income.

(4) The reserve is unavailable pursuant to art. 6 of Legislative Decree 38/2005.

In addition to the uses occurred in the last three years set out in the table the Reserve for own shares (1,339 million euro) was used in 2003 and 2004 following the free assignment of ordinary shares to shareholders.

Following the elimination of accelerated depreciation recorded for purely fiscal purposes occurred in 2004, pursuant to art. 109, par. 4, letter b) of the new Combined Tax Regulations, at the end of 2005 reserves, excluding legal reserve, must be considered subject to a suspended tax regime for 18 million euro.

SECTION 2 - SHAREHOLDERS' EQUITY FOR SUPERVISORY PURPOSES AND CAPITAL RATIOS

For qualitative information on shareholders' equity for supervisory purposes and capital ratios please refer to Part F of the Notes to the consolidated financial statements with the following specification.

For the purposes of reporting requirements of individual banks the new norms relative to "prudential filters" will be fully applicable starting from the situation referred to as at 30th June 2006. Before such harmonisation comes into effect the Bank of Italy asked banks to continue publishing shareholders' equity for supervisory purposes and capital requirements on the basis of previous national accounting standards or alternatively on the basis of IAS/IFRS figures net of first - time adoption effects and considering certain adjustments.

However, for the purposes of information provided hereafter, for consistency with respect to information in the consolidated financial statements, also the Parent Company's shareholders' equity and capital ratios have been calculated based on the new rules.

Quantitative information

The main contractual characteristics of innovative instruments which, together with share capital and reserves, are included in the calculation of Tier 1 and Tier 2 capital are summarised in the following tables.

1. Tier 1 capital

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
Subordinated bonds	8.07% fixed rate as of 15/07/06 3-month Libor + 3.25%	YES	15th Jul 1996	N.A.	As of 15th Jul 2006	USD	200 000 000.00	170
Subordinated bonds	3-month Libor + 1.6% as of 15/7/06 3-month Libor + 2.63%	YES	15th Jul 1996	N.A.	As of 15th Jul 2006	EUR	550 000 000.00	549
Subordinated bonds	8.25% fixed rate as of 15/07/06 3-month Libor + 3.20%	YES	15th Jul 1996	N.A.	As of 15th Jul 2006	GBP	120 000 000.00	175
Subordinated deposit	6.988% fixed rate, as of 12/07/2011 3-month Euribor + 2.60%	YES	12th Jul 2001	N.A.	As of 12th Jul 2011	EUR	500 000 000.00	500
Total innovative equity instruments (Tier I)								1,394

2. Tier 2 capital

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
Subordinated deposit	3-month Libor + 0.67%	NO	2nd Jan 1996	2nd Jan 2006	NO	USD	500.000.000.00	424
Subordinated deposit	3-month Libor + 0.67%	NO	2nd Jan 1996	2nd Jan 2006	NO	ITL	200.000.000.000	103
Subordinated deposit	3-month Libor + 0.645%	NO	10th Apr 1996	10th Apr 2006	NO	ITL	250.000.000.000	126
Subordinated deposit	3-month Libor + 0.645%	NO	10th Jun 1996	10th Jun 2006	NO	ITL	800.000.000.000	413
Subordinated bond	3-month Euribor + 0.65%	NO	30th Jun 1996	30th Jun 2006	NO	EUR	200.000.000.00	200
Subordinated bond	5% fixed rate	NO	29th Dec 1996	30th Dec 2006	NO	ITL	495.000.000.000	257
Subordinated bond	6-month Euribor + 0.70%	NO	29th Dec 1996	30th Dec 2006	NO	ITL	5.000.000.000	3
Total hybrid instruments (Upper Tier II)								1,624
Subordinated certificates of deposit	6.25% fixed rate	NO	15th Jul 1992	15th Jul 2007	NO	USD	200.000.000.00	86
Subordinated bond	3-month Libor + 0.25%	NO	1st Feb 1996	1st Feb 2006	As of 1st Feb 2001	ITL	400.000.000.000	41
Subordinated bond	3-month Libor + 0.20%	NO	1st Dec 1997	1st Dec 2007	As of 1st Dec 2002	ITL	800.000.000.000	166
Subordinated bond	3-month Libor	NO	1st Feb 1998	1st Feb 2008	As of 1st Feb 2003	ITL	700.000.000.000	217
Subordinated bond	3-month Libor	NO	1st Jun 1998	1st Jun 2008	As of 1st Jun 2003	ITL	362.430.000.000	172
Subordinated bond	6.15% fixed rate	NO	9th Jun 1996	10th Jun 2006	NO	ITL	100.000.000.000	31
Subordinated bond	1st coupon 8%, 2nd and 3rd 6.375%, for the following coupons: 13.8% minus 2 times 12-month Libor (max 5.25%-min 4.5%)	NO	16th Jun 1998	17th Jun 2013	NO	ITL	600.000.000.000	198
Subordinated bond	Premium at maturity equal to the average variation of a number of indices and currency with a minimum 16%	NO	30th Jun 1998	31st Jul 2006	NO	ITL	300.000.000.000	33
Subordinated bond	1st coupon 8%, 2nd and 3rd 6.375%, for the following coupons: 13.8% minus 2 times 12-month Libor (max 5.25%-min 4.5%)	NO	30th Jun 1998	1st Jul 2013	NO	ITL	200.000.000.000	80
Subordinated bond	4.4% fixed rate	NO	16th Nov 1998	17th Nov 2008	NO	ITL	300.000.000.000	93
Subordinated bond	4.4% fixed rate	NO	9th Dec 1998	10th Dec2008	NO	ITL	200.000.000.000	62
Subordinated bond	1st coupon 8%, 2nd 5%, 3rd 4%, for the following coupons 70% of 10-year euro swap rate	NO	9th Mar 1999	9th Mar 2014	NO	ITL	480.000.000.000	221
Subordinated bond	1st coupon 8%, 2nd 5.5%, 3rd 4%, for the following coupons 65% of 10-year euro swap rate with a minimum of 4%	NO	15th Jul 1999	15th Jul 2014	NO	EUR	250.000.000.00	223
Subordinated bond	5.3% fixed rate	NO	22nd Oct 1999	1st Jan 2010	NO	EUR	160.000.000.00	145
Subordinated bond	4.70% fixed rate	NO	15th Nov 1999	16th Nov 2006	NO	EUR	104.000.000,00	71
Subordinated bond	5.1% fixed rate	NO	17th Nov 1999	17th Nov 2009	NO	EUR	350.000.000.00	277
Subordinated bond	4.8% fixed rate	NO	23rd Nov 1999	1st Jan 2007	NO	EUR	65.000.000,00	36
Subordinated bond	5.2% fixed rate	NO	7th Dec 1999	1st Jan 2010	NO	EUR	90.000.000.00	89

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in million of euro)
Subordinated time deposit	12-month Euribor + 0.01%	NO	29th Dec 1999	29th Dec 200[illegible]	NO	EUR	155.000.000,00	31
Subordinated time deposit	12-month Euribor + 0.01%	NO	29th Dec 1999	29th Dec 200[illegible]	NO	EUR	65.000.000,00	13
Subordinated time deposit	12-month Euribor + 0.01%	NO	29th Dec 1999	29th Dec 200[illegible]	NO	EUR	36.000.000,00	[illegible]
Subordinated time deposit	12-month Euribor + 0.01%	NO	29th Dec 1999	29th Dec 200[illegible]	NO	EUR	25.000.000,00	5
Subordinated bond	5.3% fixed rate	NO	21st Jan 2000	1st Jan 2010	NO	EUR	100.000.000,00	97
Subordinated bond	5.0% fixed rate	NO	25th Jan 2000	1st Jan 2007	NO	EUR	90.000.000,00	3[illegible]
Subordinated bond	4.70% fixed rate	NO	11th Feb 2000	11th Feb 2007	NO	EUR	104.000.000,00	42
Subordinated bond	5.5% fixed rate	NO	18th Feb 2000	1st Jan 2010	NO	EUR	41.000.000,00	39
Subordinated bond	5.2% fixed rate	NO	18th Feb 2000	1st Jan 2007	NO	EUR	59.000.000,00	24
Subordinated bond	6.11% fixed rate, as of 23/2/05 97% of 30-year euro swap mid rate	NO	23rd Feb 2000	23rd Feb 2015	NO	EUR	65.000.000,00	6[illegible]
Subordinated time deposit	12-month Euribor + 0.01%	NO	23rd Mar 2000	23rd Mar 2007	NO	EUR	41.000.000,00	16
Subordinated time deposit	12-month Euribor + 0.01%	NO	23rd Mar 2000	23rd Mar 2007	NO	EUR	15.000.000,00	6
Subordinated time deposit	12-month Euribor + 0.01%	NO	23rd Mar 2000	23rd Mar 2007	NO	EUR	52.000.000,00	21
Subordinated time deposit	12-month Euribor + 0.01%	NO	23rd Mar 2000	23rd Mar 2007	NO	EUR	15.000.000,00	6
Subordinated bond	4.9% fixed rate, as of 5/01/2006 12-month Euribor	NO	5th Jan 2001	5th Jan 2011	As of 5th Jan 2006	EUR	33.356.000,00	32
Subordinated bond	1st year 4.9% fixed rate, as of 5/01/2002 2.10% + HCPI Euro Zone with 2.10% minimum limit	NO	5th Jan 2001	5th Jan 2011	As of 5th Jan 2006	EUR	6.904.000,00	6
Subordinated bond	97% of 30-year euro swap mid rate, never lower than the preceding	NO	12th Mar 2001	23rd Feb 2015	NO	EUR	50.000.000,00	50
Subordinated bond	5% fixed rate	NO	9th Apr 2001	9th Apr 2007	NO	EUR	981.225.000,00	396
Subordinated bond	5.35% fixed rate	NO	9th Apr 2001	9th Apr 2011	NO	EUR	125.476.000,00	124
Subordinated bond	5.20% fixed rate	NO	15th Jan 2002	15th Jan 2012	NO	EUR	265.771.000,00	263
Subordinated bond	5.50% fixed rate	NO	12th Apr 2002	12th Apr 2012	NO	EUR	126.413.000,00	123
Subordinated bond	5.85% fixed rate, as of 8/5/2009 3-month Euribor + 1.25%	YES	8th May 2002	8th May 2014	As of 8th May 2009	EUR	500.000.000,00	500
Total eligible subordinated liabilities (Lower Tier II)								4.020
Total								6.936

3. Tier 3 capital
As at 31st December 2005 Banca Intesa's shareholders' equity did not include any Tier 3 instruments.

Prudential filters

	(in millions of euro) Amount
A. Tier 1 capital before the application of prudential filters	12,389
Tier 1 capital prudential filters	
- Postive IAS/IFRS prudential filters	-
- Negative IAS/IFRS prudential filters	-4
B. Tier 1 capital after the application of prudential filters	12,385
C. Tier 2 capital before the application of prudential filters	6,739
Tier 2 capital prudential filters	
- Postive IAS/IFRS prudential filters	-
- Negative IAS/IFRS prudential filters	-171
D. Tier 2 capital after the application of prudential filters	6,568
E. Total Tier 1 and Tier 2 capital after the application of prudential filters	18,953
Items to be deducted from total Tier 1 and Tier 2 capital	-1,433
F. Total capital	17,520

Capital adequacy

Qualitative information

As indicated in the table on composition of shareholders' equity for supervisory purposes and capital ratios, Banca Intesa, as at 31st December 2005, had a Tier 1 ratio (Tier 1 capital/risk-weighted assets) equal to 8.56% and a Total capital ratio (shareholders' equity for supervisory purposes/risk-weighted assets) equal to 12.10%, higher than the 7% minimum requirement.

Quantitative information

	Unweighted amounts	(in millions of euro) Weighted amounts / requirements
A. RISK ASSETS		
A.1 Credit risk	186,293	130,230
STANDARD METHODOLOGY		
CASH ASSETS	158,905	109,382
1. Exposure (other than equities and other subordinated assets) towards (or guaranteed by):		
1.1 Governments and Central Banks	6,559	28
1.2 Public entities	4,579	933
1.3 Banks	31,201	6,452
1.4 Other counterparties (other than mortgage loans on residential and non-residential real estate)	71,905	71,905
2. Mortgage loans on residential real estate	25,083	12,541
3. Mortgage loans on non-residential real estate	3,545	3,545
4. Shares, equity investments and subordinated assets	12,280	12,304
5. Other cash assets	3,753	1,674
OFF-BALANCE SHEET ASSETS	27,388	20,848
1. Guarantees and commitments towards (or guaranteed by):	27,100	20,784
1.1 Governments and Central Banks	561	19
1.2 Public entities	1,360	272
1.3 Banks	7,206	2,520
1.4 Other counterparties	17,973	17,973
2. Derivatives towards (or guaranteed by):	288	64
2.1 Governments and Central Banks		
2.2 Public entities		
2.3 Banks	285	64
2.4 Other counterparties	3	-
B. CAPITAL REQUIREMENTS		
B.1 Credit risk		9,116
B.2 Market risk		908
1. Standard methodology of which:	X	
- position risk on debt securities	X	396
- position risk on equities	X	-
- foreign exchange risk	X	22
- other risks	X	191
2. Internal models of which:	X	299
- position risk on debt securities	X	-
- position risk on equities	X	-
- foreign exchange risk	X	-
B.3 Other capital requirements	X	109
B.4 Total capital requirements (B1+B2+B3)	X	10,133
C. RISK-WEIGHTED ASSETS AND CAPITAL RATIOS	X	
C.1 Risk-weighted assets	X	144,769
C.2 Tier 1 capital / Risk-weighted assets (Tier 1 capital ratio)	X	8.56%
C.3 Total capital / Risk-weighted assets (Total capital ratio)	X	12.10%

Part G – Business combinations

SECTION 1 - TRANSACTIONS CARRIED OUT IN THE YEAR

Banca Intesa did not carry out any business combinations in 2005. The only transactions as of 1st January 2005, were the mergers in Banca Intesa of Intesa Sistemi e Servizi, wholly-owned subsidiary in charge of governance of IT systems and of Intesa Real Estate, also wholly-owned, since the company had already proceeded to the total sale of its portfolio of real estate properties as part of the project for the valorisation of Gruppo Intesa's real estate properties. Furthermore, for the purpose of implementing the plans and programmes for the development of activities in the finance area and the improvement in the service offering in favour of Asset Management Companies (SGR), as of 1st July 2005 the following activities were transferred to Banca Intesa: Investment Banking and Capital Market activities from the subsidiary Banca Caboto and the middle and back office activities and IT support of Nextra Investment Management SGR.

SECTION 2 - TRANSACTIONS CARRIED OUT AFTER THE CLOSE OF THE YEAR

2.1 Business combinations

Also after the close of the year Banca Intesa did not carry out any business combinations.

Part H – Information on compensation and transactions with related parties

1. Information regarding compensation of Directors, Statutory Auditors and Managers with strategic responsibilities

For Italian listed companies art. 78 of Issuer Regulations 11971 is still in force, since it was not abrogated following the introduction of IAS/IFRS, and therefore, the registration of compensation and emoluments of various nature required by IAS 24 must coexist with information required by Consob with reference to emoluments paid to Directors, Statutory Auditors and General Managers, that must continue to be provided individually using the table in attachment 3C of the aforementioned regulation.

In order to comply with the various information requests, it was therefore decided to keep the aforementioned table provided for by Consob which has been integrated as follows:

- Inclusion of a new line which records the various forms of compensation paid to Managers with strategic responsibility other than Directors, Statutory Auditors and General Managers;
- Addition of a column to indicate the value (intended as the cost sustained by the company) of assigned stock options;
- Inclusion in the column Other compensation of social security charges and the portion of employee termination indemnities attributable to the year.

PERSON Name and Surname	Post	POST DESCRIPTION Period in the post	Expiry date	COMPENSATION Compensation for the post in the reporting company	Non-monetary benefits	Bonuses and other incentives	Other compensation	In euro Share-based payments Stock options (1)
Giovanni BAZOLI	BANCA INTESA S.p.A.							
	Director and member Executive Committee	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	46.15[illegible]				
	Chairman	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	775.00[illegible]	76[illegible]			
Giampio BRACCHI	BANCA INTESA S.p.A.							
	Director and member Executive Committee	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	47.[illegible]				
	Deputy Chairman	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	[illegible]				
	BANCA INTESA PRIVATE BANKING S.p.A.							
	Chairman	From [illegible] to [illegible]					[illegible] (2)	
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]					
René CARRON	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	[illegible]				
	Deputy Chairman	From [illegible] to [illegible] (3)	Approval of the Annual report 200[illegible]	[illegible]				
Corrado PASSERA	BANCA INTESA S.p.A.							
	Managing Director and Chief Executive Officer	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	500.00[illegible]				
	Director and member Executive Committee	From [illegible] to [illegible] (3)	Approval of the Annual report 200[illegible]	46.15[illegible]				
	General Manager	From [illegible] to [illegible]	—	[illegible]	[illegible]	[illegible]	[illegible] (4)	[illegible]
Giovanni ANCARANI	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	[illegible]				
	Member Internal Control Committee	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	[illegible]				
Francesco ARCUCCI	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	31.5[illegible]				
	SOCIETE EUROPEENNE DE BANQUE SA							
	Deputy Chairman	From [illegible] to [illegible]	[illegible] March 200[illegible]				6.00[illegible] (2)	
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]					
[illegible]	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	31.[illegible]				
Antoine BERNHEIM	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	31.[illegible]				
Jean-Frédéric DE LEUSSE	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	31.[illegible]				
Gilles DE MARGERIE	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	[illegible]				
Alfonso DESIATA	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	31.[illegible]				
	Member Internal Control Committee	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	22.[illegible]				
	BANCA POPOLARE FRIULADRIA S.p.A.							
	Director and member Executive Committee	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]				45.00[illegible] (2)	
	Deputy Chairman	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]				[illegible] (2)	
Ariberto FASSATI	BANCA INTESA S.p.A.							
	Director and member Executive Committee	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	47.[illegible]				
	BANCA INTESA PRIVATE BANKING S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]				[illegible] (2)	
Giancarlo FORESTIERI	BANCA INTESA S.p.A.							
	Director and member Executive Committee	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	46.00[illegible]				
	CASSA DI RISPARMIO DI PARMA E PIACENZA S.p.A.							
	Chairman and member Executive Committee	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]				[illegible] (2)	
Paolo FUMAGALLI	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	31.[illegible]				
	INTESA CASSE DEL CENTRO S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]				[illegible] (2)	
	Member Executive Committee	From [illegible] to [illegible]	30th April 200[illegible]					
	INTESA PREVIDENZA S.p.A.							
	Director and Chairman	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]				27.0[illegible] (2)	
Jorge Manuel J. GONÇALVES	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	1 December 200[illegible]	[illegible]				
Jean LAURENT	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	1st January 200[illegible]	31.[illegible]				
Giangiacomo NARDOZZI	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	[illegible]				
	BANCA CABOTO							
	Chairman	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]				70.00[illegible] (2)	
Eugenio PAVARANI	BANCA INTESA S.p.A.							
	Director	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	[illegible]				
	Chairman Internal Control Committee	From [illegible] to [illegible]	Approval of the Annual report 200[illegible]	22.[illegible]				

PERSON Name and Surname	Post	POST DESCRIPTION Period in the post	Expiry date	COMPENSATION Compensation for the post in the reporting company	Non monetary benefits	Bonuses and other incentives	Other compens.	In euro Share-based payments (stock options) (1)
[illegible]	BANCA INTESA S.p.A.							
	Director	from [illegible] to [illegible]	Approval of the Annual report [illegible]	[illegible]				
Mariano RIESTRA	BANCA INTESA S.p.A.							
	Director	from [illegible] to [illegible]	Approval of the Annual report [illegible]	[illegible]				
	Member Executive Committee	from [illegible] to [illegible]	[illegible] April [illegible]					
Ugo RUFFOLO	BANCA INTESA S.p.A.							
	Director	from [illegible] to [illegible]	Approval of the Annual report [illegible]	[illegible]				
[illegible] SALVATI	BANCA INTESA S.p.A.							
	Director	from [illegible] to [illegible]	[illegible] January [illegible]	[illegible]				
Eric STRUTZ	BANCA INTESA S.p.A.							
	Director	from [illegible] to [illegible]	Approval of the Annual report [illegible]	[illegible]				
Gino TROMBI	BANCA INTESA S.p.A.							
	Director	from [illegible] to [illegible]	Approval of the Annual report [illegible]	[illegible]				
Gianluca PONZELLINI	BANCA INTESA S.p.A.							
	Chairman Board of Statutory Auditors	from [illegible] to [illegible]	Approval of the Annual report [illegible]	[illegible]				
	BANCA [illegible]							
	Statutory Auditor	from [illegible] to [illegible]	Approval of the Annual report [illegible]				[illegible] (2)	
	BANCA INTESA PRIVATE BANKING S.p.A.							
	Chairman Board of Statutory Auditors	from [illegible] to [illegible]	Approval of the Annual report [illegible]				[illegible] (2)	
	[illegible] S.p.A.							
	Chairman Board of Statutory Auditors	from [illegible] to [illegible]	[illegible] June [illegible]				[illegible] (2)	
	INTESA [illegible] S.p.A.							
	Chairman Board of Statutory Auditors	from [illegible] to [illegible]	Approval of the Annual report [illegible]				[illegible] (2)	
Rosalba CASIRAGHI	BANCA INTESA S.p.A.							
	Statutory Auditor	from [illegible] to [illegible]	Approval of the Annual report [illegible]	[illegible]				
Paolo Andrea COLOMBO	BANCA INTESA S.p.A.							
	Statutory Auditor	from [illegible] to [illegible]	Approval of the Annual report [illegible]	[illegible]				
	[illegible] S.p.A.							
	Statutory Auditor	from [illegible] to [illegible]	Approval of the Annual report [illegible]				[illegible] (2)	
	INTESA [illegible] S.p.A.							
	Statutory Auditor	from [illegible] to [illegible]	Approval of the Annual report [illegible]				[illegible] (2)	
	INTESA REAL ESTATE S.r.l. [illegible]							
	Chairman Board of Statutory Auditors	from [illegible] to [illegible]	[illegible] June [illegible]				[illegible] (2)	
	INTESATRADE SIM S.p.A.							
	Statutory Auditor	from [illegible] to [illegible]	Approval of the Annual report [illegible]				[illegible] (2)	
Franco DALLA SEGA	BANCA INTESA S.p.A.							
	Statutory Auditor	from [illegible] to [illegible]	Approval of the Annual report [illegible]	[illegible]				
	[illegible] S.p.A. [illegible]							
	Statutory Auditor	from [illegible] to [illegible]	[illegible] June [illegible]				[illegible] (2)	
	INTESA CASSE DEL CENTRO S.p.A.							
	Chairman Board of Statutory Auditors	from [illegible] to [illegible]	[illegible] April [illegible]				[illegible] (2)	
	Statutory Auditor	from [illegible] to [illegible]	Approval of the Annual report [illegible]					
	INTESA [illegible] S.p.A.							
	Chairman Board of Statutory Auditors	from [illegible] to [illegible]	Approval of the Annual report [illegible]				[illegible] (2)	
	[illegible] S.p.A.							
	Statutory Auditor	from [illegible] to [illegible]	Approval of the Annual report [illegible]				[illegible] (2)	
Bruno RINALDI	BANCA INTESA S.p.A.							
	Statutory Auditor	from [illegible] to [illegible]	[illegible] April [illegible]	[illegible]				
	INTESA CASSE DEL CENTRO S.p.A.							
	Chairman Board of Statutory Auditors	from [illegible] to [illegible]	Approval of the Annual report [illegible]				[illegible] (2)	
[illegible]	BANCA INTESA S.p.A.							
	Statutory Auditor	from [illegible] to [illegible]	[illegible] April [illegible]	[illegible]				
	BANCA INTESA INFRASTRUTTURE E SVILUPPO S.p.A.							
	Chairman Board of Statutory Auditors	from [illegible] to [illegible]	Approval of the Annual report [illegible]				[illegible] (2)	
	[illegible] S.p.A.							
	Statutory Auditor	from [illegible] to [illegible]	Approval of the Annual report [illegible]				[illegible]	

PERSON		POST DESCRIPTION		COMPENSATION				In euro
Name and Surname	Post	Period in the post	Expiry date	Compensation for the post in the reporting company	Non-monetary benefits	Bonuses and other incentives	Other compensation	Share-based payments (stock options) (1)
[illegible]	BANCA INTESA S.p.A.							
	Statutory Auditor	From [illegible] to 31/12/[illegible]	Approval of the Annual report 200[illegible]	62,10[illegible]				
	BANCA CIS S.p.A. Statutory Auditor	From [illegible] to 31/12/[illegible]	Approval of the Annual report 200[illegible]				37,[illegible] (2)	
	BANCA INTESA MEDIOCREDITO S.p.A. Chairman Board of Statutory Auditors	From [illegible] to 31/12/[illegible]	Approval of the Annual report 200[illegible]				61,97[illegible] (2)	
	INTESA HOLDING ASSET MANAGEMENT S.p.A. Statutory Auditor	From [illegible] to 31/12/[illegible]	Approval of the Annual report 200[illegible]				12,30[illegible] (2)	
	SETEFI S.p.A. Chairman Board of Statutory Auditors	From [illegible] to 31/12/[illegible]	Approval of the Annual report 200[illegible]				15,731 (2)	
OTHER MANAGERS WITH STRATEGIC RESPONSIBILITIES (3)				7,8[illegible]	372,4[illegible]	5,786,414	3,8[illegible] (7)	3,724,944
TOTAL				11,846,484	782,891	6,012,786	5,304,547	5,053,341

Notes
(1) Include the value of options for 200[illegible] awarded in the 200[illegible] - 200[illegible] stock option plan.
(2) Include compensation for post in subsidiaries.
(3) Compensation [illegible] in the company.
(4) Include social security charges to be paid by the employer of [illegible] euro and provisions to employee termination indemnities of [illegible] euro.
(5) Merged in [illegible] S.p.A. on 30th June 200[illegible].
(6) Merged in Banca Intesa S.p.A. on 30th June 200[illegible].
(7) Include social security charges to be paid by the employer of 3,17[illegible] euro and provisions to employee termination indemnities of [illegible] euro.

A complete illustration of the stock option plan resolved upon by the Extraordinary Shareholders' Meeting of Banca Intesa held on 17th December 2002 in favour of managers of Banca Intesa and of Group companies is provided in Part I of the Notes to the consolidated financial statements.

2. Information regarding transactions with related parties

The individuals and juridical entities with the characteristics that make them eligible to be considered related parties in the Parent Company's financial statements were defined based on the indications given by IAS 24, applied with reference to the specific organisational and governance structure of Banca Intesa.

In particular, the following are considered related parties:

- Entities which exercise significant influence over the Company: the companies which take part in Banca Intesa's voting syndicate;
- Subsidiaries: companies over which Banca Intesa exercises, directly or indirectly, control as defined by IAS 27;
- Companies subject to joint control: companies over which Banca Intesa exercises, directly or indirectly, joint control as defined by IAS 31;
- Associates: companies over which, directly or indirectly, Banca Intesa exercises control as defined by IAS 28;
- Management with strategic responsibilities and control bodies: Directors, Statutory Auditors, General Managers of Banca Intesa, as well as other managers who have responsibilities in its management;
- Other related parties: (a) the family members of Directors, Statutory Auditors, General Managers of Banca Intesa, as well as subsidiaries or associates of the same Directors, Statutory Auditors, General Managers and their family members, (b) the family members of other managers with strategic responsibilities in Banca Intesa as well as in subsidiaries or associates of such managers or their close relations, (c) pension funds established by Banca Intesa and Group companies.

(in millions of euro)

	Financial assets available for sale	Investments held to maturity	Loans to customers	Due from banks	Due to customers	Due to banks	Guarantees given
Companies exercising significant influence over the Company	-	-	41	3	196	17	13
Subsidiaries	127	-	11,468	20,887	5,657	8,443	5,245
Companies subject to joint control	-	-	706	-	1,236	-	15
Associates	51	-	812	20	334	20	139
Managers with strategic responsibilities and control bodies	-	-	1	-	17	-	-
Other related parties	-	-	7	-	312	-	150
Total	178	-	13,035	20,910	7,752	8,480	5,562

Almost all loans to "Other related parties" referred to relations with outside pension funds established by Banca Intesa and Group companies.

In addition to the relations evidenced in the table, there are credit lines of approximately 1 billion euro granted to a vehicle company, aimed at ensuring the liquidity necessary for its operations should, due to exceptional financial market crisis situations, it be unable to raise the necessary funding via the issue of its commercial paper.

For Banca Intesa's policy as concerns the economic terms which regulate relations with the various types of related parties, as well as the illustration of particularly significant transactions with certain parties, please refer to Part H of the Notes to the consolidated financial statements.

Part I – Share-based payments

A. QUALITATIVE INFORMATION

1. Description of share-based payments

For the description of share-based payments please refer to Part I of the Notes to the consolidated financial statements.

B. QUANTITATIVE INFORMATION

1. Annual changes

The table shows information regarding the assignment of stock options, according to the form set out by Attachment 3C to Consob Issuer Regulations. The form also includes the information required by the Bank of Italy with Circular 262/2005.

	Options held at the beginning of the period			Options assigned during the period			Options exercised during the period			Options expired in the period (4)	Options held at the end of the period		
	Number of options (1)	Average strike price	Average expiration	Number of options (2)	Average strike price	Average expiration	Number of options (3)	Average strike price	Average market price		Number of options (5=1+2-3-4)	Average strike price	Average expiration
Managing Director and CEO	15.000.000	2.022	2005-2007				10.000.000	2.022			5.000.000	2.022	2005-2007
Other beneficiaries (*)	81.630.000	2.052	2005-2007	-			54.546.330	2.052		626.667	26.455.003	2.064	2005-2007
Total	96.630.000	2.046	2005-2007				64.546.330	2.048	3.704	626.667	31.455.003	2.049	2005-2007

(*) Directors of Banca Intesa and other Group companies

With regard to the assignment for free of shares to employees the Board of Directors of Banca Intesa resolved to submit to the approval of the Shareholders' Meeting summoned to approve the 2005 financial statements the purchase of up to a maximum of 18.000.000 shares.

2. Other information

Charges recorded in Banca Intesa's 2005 statement of income amounted to 7.3 million euro (net of amounts charged to Group companies for the options assigned to their employees) for the stock option plan and 55 million euro for the stock granting plan.

Attachments

List of IAS/IFRS endorsed by the European Commission as at 31st December 2005

Consolidated financial statements and Parent Company's financial statements as at 31st December 2004

Table of Banca Intesa's property and equipment and financial assets subject to revaluation

Statement of Banca Intesa's internal pension funds

Table of significant equity investments in unlisted companies pursuant to art. 126 of Consob Regulation 11971 of 14th May 1999

Information regarding Banca Intesa's reserves and allowances as at 31st December 2005

List of IAS/IFRS endorsed by the European Commission as at 31st December 2005

IFRS 1	First time adoption of International Financial Reporting Standards	707/2004 mod. 2086/2004 - 2237/2004 - 2236/2004 - 211/2005 - 1751/2005 - 1864/2005 - 1910/2005
IFRS 2	Share-based payment	211/2005
IFRS 3	Business combinations	2236/2004
IFRS 4	Insurance contracts	2236/2004
IFRS 5	Non-current assets held for sale and discontinued operations	2236/2004
IFRS 6	Exploration for and evaluation of mineral resources	1910/2005
IAS 1	Presentation of financial statements	2238/2004 mod. 1910/2005
IAS 2	Inventories	2238/2004
IAS 7	Cash flow statements	1725/2003 mod. 2238/2004
IAS 8	Accounting policies, changes in accounting estimates and errors	2238/2004
IAS 10	Events after the balance sheet date	2238/2004
IAS 11	Construction contracts	1725/2003
IAS 12	Income taxes	1725/2003 mod. 2086/2004 - 2238/2004 - 211/2005
IAS 14	Segment reporting	1725/2003 mod. 2236/2004 - 2238/2004
IAS 16	Property, plant and equipment	2238/2004 mod. 211/2005 - 1910/2005
IAS 17	Leases	2238/2004
IAS 18	Revenue	1725/2003 mod. 2236/2004
IAS 19	Employee benefits	1725/2003 mod. 2236/2004 - 2238/2004 - 211/2005 - 1910/2005
IAS 20	Accounting for Government grants and disclosure of Government assistance	1725/2003 mod. 2238/2004
IAS 21	The effects of changes in foreign exchange rates	2238/2004
IAS 23	Borrowing costs	1725/2003 mod. 2238/2004
IAS 24	Related party disclosures	2238/2004 mod. 1910/2005
IAS 26	Accounting and reporting by retirement benefit plans	1725/2003
IAS 27	Consolidated and separate financial statements	2238/2004
IAS 28	Investments in associates	2238/2004
IAS 29	Financial reporting in hyperinflationary economies	1725/2003 mod. 2238/2004
IAS 30	Disclosures in the financial statements of banks and similar financial institutions	1725/2003 mod. 2238/2004
IAS 31	Interests in joint ventures	2238/2004
IAS 32	Financial instruments: disclosure and presentation	2237/2004 mod. 2238/2004 - 211/2005 - 1864/2005
IAS 33	Earnings per share	2238/2004 mod. 211/2005
IAS 34	Interim financial reporting	1725/2003 mod. 2236/2004 - 2238/2004
IAS 36	Impairment of assets	2236/2004 mod. 2238/2004
IAS 37	Provisions, contingent liabilities and contingent assets	1725/2003 mod. 2236/2004 - 2238/2004
IAS 38	Intangible assets	2236/2004 mod. 2238/2004 - 211/2005 - 1910/2005
IAS 39	Financial instruments: recognition and measurement	2086/2004 mod. 2236/2004 - 211/2005 - 1751/2005 - 1864/2005 - 1910/2005 - 2106/2005
IAS 40	Investment property	2238/2004
IAS 41	Agriculture	1725/2003 mod. 2236/2004 - 2238/2004
INTERPRETATIONS		**Regulation endorsement**
IFRIC 1	Changes in existing decommissioning, restoration and similar liabilities	2237/2004
IFRIC 2	Members' shares in co-operative entities and similar instruments	1073/2005
IFRIC 4	Determining whether an arrangement contains a lease	1910/2005
IFRIC 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds	1910/2005
SIC 7	Introduction of the euro	1725/2003 mod. 2238/2004
SIC 10	Government assistance - no specific relation to operating activities	1725/2003
SIC 12	Consolidation - special purpose entities	1725/2003 mod. 2238/2004 - 1751/2005
SIC 13	Jointly controlled entities - non-monetary contributions by venturers	1725/2003 mod. 2238/2004
SIC 15	Operating leases - incentives	1725/2003
SIC 21	Income taxes - recovery of revalued non-depreciable assets	1725/2003 mod. 2238/2004
SIC 25	Income taxes - changes in the tax status of an enterprise or its shareholders	1725/2003 mod. 2238/2004
SIC 27	Evaluating the substance of transactions involving the legal form of a lease	1725/2003 mod. 2238/2004
SIC 29	Disclosure - service concession arrangements	1725/2003
SIC 31	Revenue - barter transactions involving advertising services	1725/2003 mod. 2238/2004
SIC 32	Intangible assets - web site costs	1725/2003 mod. 2236/2004 - 2238/2004

Consolidated financial statements and Parent Company's financial statements as at 31st December 2004

Pursuant to recommendations issued by CESR - Committee of European Securities Regulators the consolidated financial statements, prepared using the criteria set forth by Legislative Decree 87/92, as published in the Annual Report as at 31st December 2004 are provided hereafter.

In particular, the following forms are provided: Consolidated balance sheet

Consolidated statement of income

Parent Company's balance sheet

Parent Company's statement of income

Consolidated balance sheet as at 31st December 2004

(in millions of euro)

Assets		31.12.2004	31.12.2003	Changes amount	Changes %
10.	Cash and deposits with central banks and post offices	1,488	1,591	-103	-6.5
20.	Treasury bills and similar bills eligible for refinancing with central banks	5,031	3,739	1,292	34.6
30.	Due from banks	28,730	28,537	193	0.7
	a) repayable on demand	2,718	2,520	198	7.9
	b) other	26,012	26,017	-5	-
40.	Loans to customers	157,698	154,992	2,706	1.7
	including				
	- with public funds under administration	67	59	8	13.6
50.	Bonds and other debt securities	31,102	22,889	8,213	35.9
	a) public entities	10,049	6,311	3,738	59.2
	b) banks	11,179	8,774	2,405	27.4
	including				
	- own bonds	2,273	1,900	373	19.6
	c) financial institutions	7,033	5,108	1,925	37.7
	including				
	- own bonds	-	150	-150	
	d) other issuers	2,841	2,696	145	5.4
60.	Shares, quotas and other forms of capital	2,591	2,015	576	28.6
70.	Equity investments	4,747	4,713	34	0.7
	a) carried at equity	1,035	1,045	-10	-1.0
	b) other	3,712	3,668	44	1.2
80.	Investments in Group companies	87	71	16	22.5
	a) carried at equity	43	22	21	95.5
	b) other	44	49	-5	-10.2
90.	Goodwill arising on consolidation	484	546	-62	-11.4
100.	Goodwill arising on application of the equity method	253	286	-33	-11.5
110.	Intangibles	560	621	-61	-9.8
	including				
	- start-up costs	8	16	-8	-50.0
	- goodwill	-	-	-	
120.	Fixed assets	3,515	3,664	-149	-4.1
140.	Own shares or quotas (nominal value € 1,411,725)	10	1,017	-1,007	-99.0
150.	Other assets	35,758	33,099	2,659	8.0
160.	Accrued income and prepaid expenses	2,544	2,435	109	4.5
	a) accrued income	1,830	1,978	-148	-7.5
	b) prepaid expenses	714	457	257	56.2
	including				
	- discounts on securities issued	34	43	-9	-20.9
Total Assets		274,598	260,215	14,383	5.5

Consolidated balance sheet as at 31st December 2004

(in millions of euro)

Liabilities and Shareholders' Equity		31.12.2004	31.12.2003	Changes amount	Changes %
10.	Due to banks	34,214	31,720	2,494	7.9
	a) repayable on demand	6,132	7,214	-1,082	-15.0
	b) time deposits or with notice period	28,082	24,506	3,576	14.6
20.	Due to customers	109,443	105,029	4,414	4.2
	a) repayable on demand	82,914	80,851	2,063	2.6
	b) time deposits or with notice period	26,529	24,178	2,351	9.7
30.	Securities issued	61,417	56,659	4,758	8.4
	a) bonds	53,003	47,908	5,095	10.6
	b) certificates of deposit	6,326	7,576	-1,250	-16.5
	c) other	2,088	1,175	913	77.7
40.	Public funds under administration	99	90	9	10.0
50.	Other liabilities	35,349	32,233	3,116	9.7
60.	Accrued expenses and deferred income	3,772	3,021	751	24.9
	a) accrued expenses	1,942	1,948	-6	-0.3
	b) deferred income	1,830	1,073	757	70.5
70.	Allowance for employee termination indemnities	1,117	1,186	-69	-5.8
80.	Allowances for risks and charges	3,598	3,847	-249	-6.5
	a) pensions and similar commitments	288	289	-1	-0.3
	b) taxation	1,417	1,614	-197	-12.2
	c) risks and charges arising on consolidation	-	68	-68	
	d) other	1,893	1,876	17	0.9
90.	Allowances for possible loan losses	4	28	-24	-85.7
100.	Reserve for general banking risks	-	95	-95	-
110.	Subordinated and perpetual liabilities	9,278	10,603	-1,325	-12.5
120.	Negative goodwill arising on consolidation	29	29	-	-
130.	Negative goodwill arising on application of the equity	2	1	1	
140.	Minority interests	743	706	37	5.2
150.	Share capital	3,561	3,561	-	-
160.	Share premium reserve	5,406	5,404	2	-
170.	Reserves	4,325	4,433	-108	-2.4
	a) legal reserve	773	773	-	-
	b) reserve for own shares	10	1,017	-1,007	-99.0
	c) statutory reserves	1,084	61	1,023	
	d) other reserves	2,458	2,582	-124	-4.8
180.	Revaluation reserves	357	356	1	0.3
200.	Net income for the period	1,884	1,214	670	55.2
Total Liabilities and Shareholders' Equity		274,598	260,215	14,383	5.5

Consolidated balance sheet as at 31st December 2004

(in millions of euro)

Guarantees and Commitments	31.12.2004	31.12.2003	Changes	
			amount	%
10. Guarantees given	22,158	22,298	-140	-0.6
including				
- acceptances	333	294	39	13.3
- other guarantees	21,825	22,004	-179	-0.8
20. Commitments	46,611	48,153	-1,542	-3.2
including				
- for sales with commitment to repurchase	-	-	-	
30. Credit derivatives	38,780	34,884	3,896	11.2
Total Guarantees and Commitments	107,549	105,335	2,214	2.1

Consolidated statement of income as at 31st December 2004

(in millions of euro)

		31.12.2004	31.12.2003	Changes amount	Changes %
10.	Interest income and similar revenues including from	9,470	10,117	-647	-6.4
	- loans to customers	7,224	7,719	-495	-6.4
	- debt securities	1,307	1,240	67	5.4
20.	Interest expense and similar charges including on	-4,535	-5,266	-731	-13.9
	- deposits from customers	-1,277	-1,527	-250	-16.4
	- securities issued	-2,227	-2,373	-146	-6.2
30.	Dividends and other revenues	502	575	-73	-12.7
	a) from shares, quotas and other forms of capital	440	489	-49	-10.0
	b) from equity investments	56	58	-2	-3.4
	c) from investments in Group companies	6	28	-22	-78.6
40.	Commission income	4,031	3,940	91	2.3
50.	Commission expense	-584	-609	-25	-4.1
60.	Profits (Losses) on financial transactions	313	483	-170	-35.2
65.	Gross returns (losses) on investment of the allowances for pensions and similar commitments	6	6	-	-
70.	Other operating income	519	603	-84	-13.9
80.	Administrative costs	-5,247	-5,434	-187	-3.4
	a) payroll including	-3,147	-3,324	-177	-5.3
	- wages and salaries	-2,221	-2,328	-107	-4.6
	- social security charges	-611	-649	-38	-5.9
	- termination indemnities	-135	-152	-17	-11.2
	- pensions and similar commitments	-103	-109	-6	-5.5
	b) other	-2,100	-2,110	-10	-0.5
85.	Allocation (Use) of net returns (losses) on investment of the allowances for pensions and similar commitments	-6	-6	-	-
90.	Adjustments to fixed assets and intangibles	-713	-831	-118	-14.2
100.	Provisions for risks and charges	-172	-207	-35	-16.9
110.	Other operating expenses	-133	-216	-83	-38.4
120.	Adjustments to loans and provisions for guarantees and commitments	-1,700	-2,051	-351	-17.1
130.	Write-back of adjustments to loans and provisions for guarantees and commitments	711	830	-119	-14.3
140.	Provisions for possible loan losses	-1	-1	-	-
150.	Adjustments to financial fixed assets	-43	-214	-171	-79.9
160.	Write-back of financial fixed assets	24	10	14	
170.	Income from investments carried at equity	143	84	59	70.2
180.	Income from operating activities	2,585	1,813	772	42.6
190.	Extraordinary income	763	1,316	-553	-42.0
200.	Extraordinary charges	-716	-1,117	-401	-35.9
210.	Extraordinary income (loss), net	47	199	-152	-76.4
220.	Use of allowance for risks and charges arising on consolidation	68	7	61	
230.	Change in the reserve for general banking risks	95	19	76	
240.	Income taxes	-805	-741	64	8.6
250.	Minority interests	-106	-83	23	27.7
260.	Net income for the period	1,884	1,214	670	55.2

Parent Company's balance sheet as at 31st December 2004

(in euro)

	Assets	31.12.2004	31.12.2003	Changes amount	%
10.	Cash and deposits with central banks and post offices	656,710,512	640,634,797	16,075,720	2.5
20.	Treasury bills and similar bills eligible for refinancing with central banks	2,364,959,934	1,356,883,193	1,008,076,741	74.3
30.	Due from banks	36,521,753,895	33,522,095,100	2,999,658,795	8.9
	a) repayable on demand	2,476,266,906	2,924,216,741	-447,949,835	-15.3
	b) other	34,045,486,989	30,597,878,359	3,447,608,630	11.3
40.	Loans to customers	102,914,535,090	112,016,422,120	-9,101,887,030	-8.1
	including				
	- with public funds under administration	49,874,098	41,777,743	8,096,355	19.4
50.	Bonds and other debt securities	23,491,763,266	16,045,765,951	7,446,017,315	46.4
	a) public entities	6,553,520,295	3,246,911,509	3,306,608,786	
	b) banks	9,316,501,641	7,214,809,301	2,101,692,340	29.1
	including				
	- own bonds	1,438,542,656	755,536,653	683,006,003	90.4
	c) financial institutions	6,077,705,782	4,182,781,900	1,894,923,882	45.3
	d) other issuers	1,544,055,548	1,401,263,241	142,792,307	10.2
60.	Shares, quotas and other forms of capital	1,390,497,612	1,104,411,783	286,085,829	25.9
70.	Equity investments	4,137,252,741	4,009,503,644	127,749,097	3.2
80.	Investments in Group companies	9,593,941,826	9,609,213,023	-15,271,197	-0.2
90.	Intangibles	70,761,347	68,471,182	2,290,165	3.3
	including				
	- start-up costs	-	1,846,223	-1,846,223	
	- goodwill	29,683,260	33,816,583	-4,133,323	-12.2
100.	Fixed assets	1,143,829,132	1,108,494,849	35,334,283	3.2
	including				
	- leased assets	-	-	-	
120.	Own shares or quotas	-	1,015,102,899	-1,015,102,899	
130.	Other assets	19,754,983,979	17,892,501,093	1,862,482,886	10.4
140.	Accrued income and prepaid expenses	1,895,833,898	1,698,713,235	197,120,663	11.6
	a) accrued income	1,305,952,936	1,385,356,445	-79,403,509	-5.7
	b) prepaid expenses	589,880,962	313,356,790	276,524,172	88.2
	including				
	- discounts on securities issued	28,724,021	36,654,950	-7,930,929	-21.6
	Total Assets	203,936,843,232	200,088,212,864	3,848,630,368	1.9

Parent Company's balance sheet as at 31st December 2004

(in euro)

Liabilities and Shareholders' Equity	31.12.2004	31.12.2003	Changes amount	%
10. Due to banks	27,420,147,971	25,754,906,126	1,665,241,845	6.5
a) repayable on demand	5,950,345,334	6,696,922,137	-746,576,803	-11.1
b) time deposits or with notice period	21,469,802,637	19,057,983,989	2,411,818,648	12.7
20. Due to customers	74,767,664,983	76,922,491,137	-2,154,826,154	-2.8
a) repayable on demand	63,358,240,052	63,123,294,950	234,945,102	0.4
b) time deposits or with notice period	11,409,424,931	13,799,196,187	-2,389,771,256	-17.3
30. Securities issued	52,993,253,389	49,086,819,399	3,906,433,990	8.0
a) bonds	47,704,039,882	43,155,273,167	4,548,766,715	10.5
b) certificates of deposit	4,348,875,144	4,906,857,133	-557,981,989	-11.4
c) other	940,338,363	1,024,689,099	-84,350,736	-8.2
40. Public funds under administration	50,073,248	42,459,824	7,613,424	17.9
50. Other liabilities	18,785,733,622	17,717,284,469	1,068,449,153	6.0
60. Accrued expenses and deferred income	3,153,067,257	2,362,867,142	790,200,115	33.4
a) accrued expenses	1,587,312,875	1,553,951,852	33,361,023	2.1
b) deferred income	1,565,754,382	808,915,290	756,839,092	93.6
70. Allowance for employee termination indemnities	833,226,423	891,626,366	-58,399,943	-6.5
80. Allowances for risks and charges	2,178,009,473	2,196,555,927	-18,546,454	-0.8
a) pensions and similar commitments	104,974,625	102,884,975	2,089,650	2.0
b) taxation	679,535,486	817,191,294	-137,655,808	-16.8
d) other	1,393,499,362	1,276,479,658	117,019,704	9.2
90. Allowances for possible loan losses	-	-	-	
100. Reserve for general banking risks	-	-	-	
110. Subordinated and perpetual liabilities	9,211,536,438	10,368,344,035	-1,156,807,597	-11.2
120. Share capital	3,561,062,849	3,561,062,849	-	-
130. Share premium reserve	5,406,237,108	5,403,922,796	2,314,312	-
140. Reserves	3,449,124,879	3,434,234,094	14,890,785	0.4
a) legal reserve	772,672,374	772,672,374	-	-
b) reserve for own shares	-	1,015,102,899	-1,015,102,899	
c) statutory reserves	1,091,650,732	61,169,236	1,030,481,496	
d) other reserves	1,584,601,773	1,585,089,585	-487,812	-
150. Revaluation reserves	986,905,154	986,905,154	-	-
170. Net income for the period	1,140,800,436	1,358,733,546	-217,933,108	-16.0
Total Liabilities and Shareholders' Equity	203,936,843,232	200,088,212,864	3,848,630,368	1.9

Parent Company's balance sheet as at 31st December 2004

(in euro)

Guarantees and Commitments		31.12.2004	31.12.2003	Changes amount	%
10.	Guarantees given including	21.223.951.182	21.300.041.271	-76.090.089	-0.4
	- acceptance	308.920.339	268.494.284	40.426.055	15.1
	- other guarantees	20.915.030.843	21.031.546.987	-116.516.144	-0.6
20.	Commitments	20.875.018.223	23.159.041.506	-2.284.023.283	-9.9
30.	Credit derivatives	38.764.920.296	34.693.845.563	4.071.074.733	11.7
Total Guarantees and Commitments		80.863.889.701	79.152.928.340	1.710.961.361	2.2

Parent Company's statement of income as at 31st December 2004

(in euro)

		31.12.2004	31.12.2003	Changes amount	%
10.	Interest income and similar revenues including from	6.462.880.723	7.056.376.142	-593.495.419	-8.4
	- loans to customers	4.550.997.855	5.245.020.261	-694.022.406	-13.2
	- debt securities	879.778.809	701.876.947	177.901.862	25.3
20.	Interest expense and similar charges including on	-3.469.271.219	-4.027.684.344	-558.413.125	-13.9
	- deposits from customers	-699.580.581	-942.825.840	-243.245.259	-25.8
	- securities issued	-1.879.942.863	-2.010.723.083	-130.780.220	-6.5
30.	Dividends and other revenues	664.604.253	813.688.417	-129.084.164	-15.9
	a) from shares, quotas and other forms of capital	241.611.006	216.442.276	25.168.732	11.6
	b) from equity investments	60.506.817	67.324.080	-6.817.263	-10.1
	c) from investments in Group companies	382.486.428	529.922.061	-147.435.633	-27.8
40.	Commission income	2.332.484.318	2.282.028.348	50.455.970	2.2
50.	Commission expense	-276.203.849	-309.147.502	-32.943.653	-10.7
60.	Profits (Losses) on financial transactions	125.520.353	321.708.202	-196.187.849	-61.0
65.	Gross returns (losses) on investment of the allowances for pensions and similar commitments	1.590.506	1.930.673	-340.167	-17.6
70.	Other operating income	298.768.744	378.883.954	-80.115.210	-21.1
80.	Administrative costs	-3.642.809.482	-3.823.756.235	-180.946.753	-4.7
	a) payroll including	-2.028.327.336	-2.156.478.758	-128.151.422	-5.9
	- wages and salaries	-1.403.712.537	-1.486.281.815	-82.569.278	-5.6
	- social security charges	-395.754.415	-418.645.890	-22.891.475	-5.5
	- termination indemnities	-102.317.159	-115.281.592	-12.964.433	-11.2
	- pensions and similar commitments	-73.530.795	-77.437.089	-3.906.294	-5.0
	b) other	-1.614.482.146	-1.667.277.477	-52.795.331	-3.2
85.	Allocation of net returns on investment of the allowances for pensions and similar commitments	-1.590.506	-1.930.673	-340.167	-17.6
90.	Adjustments to fixed assets and intangibles	-120.303.886	-138.147.924	-17.844.038	-12.9
100.	Provisions for risks and charges	-110.621.025	-63.652.367	46.968.658	73.8
110.	Other operating expenses	-15.869.294	-58.482.205	-42.612.911	-72.9
120.	Adjustments to loans and provisions for guarantees and commitments	-1.011.760.400	-1.141.854.970	-130.094.570	-11.4
130.	Write-back of adjustments to loans and provisions for guarantees and commitments	279.333.062	379.424.802	-100.091.740	-26.4
140.	Provisions for possible loan losses	-	-	-	
150.	Adjustments to financial fixed assets	-152.320.392	-318.868.561	-166.548.169	-52.2
160.	Write-back of financial fixed assets	283.825.067	61.278.602	222.546.465	
170.	Income from operating activities	1.668.256.973	1.411.794.359	-1.826.971.632	
180.	Extraordinary income	324.200.749	1.201.550.427	-877.349.678	-73.0
190.	Extraordinary charges	-453.523.284	-778.611.240	-325.087.956	-41.8
200.	Extraordinary income (loss), net	-129.322.535	422.939.187	-552.261.722	
210.	Change in the reserve for general banking risks	-	-	-	
220.	Income taxes	-398.134.000	-476.000.000	-77.866.000	-16.4
230.	Net income for the period	1,140,800,438	1,358,733,546	-217,933,108	-16.0

Table of Banca Intesa's property and equipment and financial assets subject to revaluation

(in millions of euro)

	Revaluations						Total
	Royal Law Decree 1729 of 19.10.1937	Law 823 of 19.12.1973	Law 576 of 02.12.1975	Law 72 of 19.03.1983	Law 413 of 30.12.1991	Law 218 of 30.07.1990	
Real estate assets	-	26	19	76	273	268	662
Equity investments	-	-	-	-	-	460	460
a) Subsidiaries	-	-	-	-	-	112	112
b) Other	-	-	-	-	-	348	348
Total	-	26	19	76	273	728	1,122

Statement of Banca Intesa's internal pension funds

Statement of "Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo"

For the supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo - established in implementation of collective agreements to guarantee the payment of integrations for personnel formerly in service at Cariplo passed to Esa.Tri. Esazione Tributi S.p.A. - Banca Intesa keeps separate accounting of relative transactions and this for the purpose of complying with both internal agreements which set out the allocation to the fund of the return generated on its investments, and norms of Legislative Decree 124 of 21st April 1993, emended with Law 335 of 8th August 1995.

It must be noted that, based on internal agreements and the specific authorisation given by the Bank of Italy, the process for the transformation of the treatment from defined benefit to defined contribution was concluded. Following the request made by all personnel in service, the relative individual positions were then transferred to other outside pension funds. Following such operations, the fund recommenced to operate solely as a defined benefit plan in favour of employees already retired as at 31st December 2000.

As at 31st December 2004 the fund amounted to 39 million euro. Following uses, payments, provisions, the fund as at 31st December 2005 amounted to 37 million euro with a 2 million euro decrease.

Actuarial valuation is performed on annual basis.

The fund balance sheet situation was the following:

Bonds	27
Accrued income on bonds	-
Cash equivalents	10
Total	37

Fund cash inflows were made up of.

Return on investments	1
Provisions in the year	-
Total cash inflows	1

Fund cash outflows referred to:

Past benefits paid	-3
Administrative expenses and other	-
Total cash outflows	-3

The net return on investments was 3.21%.

Supplementary pension fund in favour of employees of Mediocredito Lombardo "Trattamento integrativo delle pensioni di Legge a favore dei dipendenti del Mediocredito Lombardo" with last regulations approved on 8/3/1996

The resources of the Fund referred to personnel formerly employed by Mediocredito Lombardo are mostly invested in the Bank's securities activities. The following movements occurred in 2005:

Balance as at 31st December 2004	30
Benefits paid in the year	-1
Provisions allocated in 2005	8
Balance as at 31st December 2005	37

Actuarial valuations to assess the congruity of the Fund with respect to obligations - carried out on an annual basis - testified its technical-financial equilibrium.

Starting from 24th April 1993, with the entry into force of the Law introducing pension funds (Legislative Decree 124 of 21st April 1993), personnel hired by Mediocredito Lombardo no longer joined this fund.

Supplementary pension fund in favour of top management of Banca Commerciale Italiana "Trattamento pensionistico complementare per i membri della Direzione Centrale della Banca Commerciale Italiana"

The fund shows integrative provisions allocated until a certain date on the basis of specific bilateral agreements in favour of top management of Banca Commerciale Italiana.

The relative provisions - which do not fall within funds subject to separate management - are indistinctly invested (in a non-specified way) in assets.

The fund integrally covers the technical requirement at the reference date and is updated on an annual basis.

The following movements occurred in 2005:

Balance as at 31st December 2004	36
Benefits paid in the year	-4
Provisions allocated in 2005	5
Balance as at 31st December 2005	37

Table of significant equity investments in unlisted companies pursuant to art. 126 of Consob Regulation 11971 of 14th May 1999

(List of equity investments in excess of 10% of the voting share capital in unlisted companies held directly and indirectly or for whatever reason)

Company	Percentage or quotas held direct	indirect	Direct ownership	Type of right
21 Investimenti SpA	11.25		Banca Intesa	Holding
Abac - Ana Compressa SpA	12.85		Banca Intesa	Holding
Adar Holding SpA (former So USA SpA)	16.91		Banca Intesa	Pledge
Ag. per la Promoz. Ind. del Vercellese e delle Valsesia		15.00	C.R. Biella e Vercelli	Holding
Agos SpA (former Agos Itafinco SpA)	49.00		Banca Intesa	Holding
Agricola Investimenti SpA	100.00		Banca Intesa	Holding
Agricola Remusiola di D. Franzon & C. Sas in liquidation		100.00	Agricola Investimenti	Holding
Agromedimurje d.d.		10.21	Medimurska Banka	Holding
Alfa-ex Ingatlanhasznosito es Forgalmazo		71.20	Central European International Bank	Pledge
Alfastamp Srl	14.59		Banca Intesa	Holding
Alfieri Associated Investors Service de Consultor	20.00		Banca Intesa	Holding
AL.GIO.FIN. SpA	20.00		Banca Intesa	Pledge
Alpifin Srl in liquidation (former Alpifin SpA)		16.43	Banca Popolare Friuladria	Holding
Alstom Hrvatska doo (former Alstom Power)		20.07	Investholding doo Karlovac	Holding
Anita Srl	100.00		Banca Intesa	Pledge
Antares SpA		97.19	Cariparma e Piacenza	Pledge
Arcangela SpA		100.00	C.R. Biella e Vercelli	Pledge
Atlantis SA		81.25	Sudameris	Holding
		18.75	Intesa Holding International	Holding
Azzurra Srl		100.00	Carinord	Holding
B.I. Infrastructure SpA	100.00		Banca Intesa	Holding
Banca Caboto SpA (former Banca Primavera IntesaBci Italia Sim)	100.00		Banca Intesa	Holding
Banca Carime SpA (former BPCI FIN SpA)	25.13		Banca Intesa	Ben. int.
Banca CIS SpA		55.37	Banca Intesa Mediocredito	Holding
Banca di Trento e Bolzano SpA		61.80	Finanziaria BTB	Holding
	6.29		Banca Intesa	Holding
Banca d'Italia	22.01		Banca Intesa	Holding
		2.03	Cariparma e Piacenza	Holding
		0.03	Carifano	Holding
		0.22	C.R. Ascoli Piceno	Holding
		0.08	C.R. Viterbo	Holding
		0.06	C.R. Città di Castello	Holding
		0.01	C.R. Rieti	Holding
		0.03	C.R. Spoleto	Holding
		0.11	C.R. Foligno	Holding
		2.10	C.R. Biella e Vercelli	Holding
		0.15	C.R. Terni e Narni	Holding
Banca Generali SpA	25.00		Banca Intesa	Holding
Banca Imprese Lazio SpA	12.00		Banca Intesa	Holding
Banca Intesa a.d. - Beograd (former Delta Banka a.d.)		90.00	Intesa Holding International	Holding
Banca Intesa (France) S.A. (former B.ca Comm.le Ital. France)	100.00		Banca Intesa	Holding
Banca Intesa Mediocredito SpA	100.00		Banca Intesa	Holding
Banca Intesa Private Banking SpA	100.00		Banca Intesa	Holding
Banca Popolare Friuladria SpA	76.05		Banca Intesa	Holding
Banco Patagonia S.A.		0.65	Atlantis	Holding
(former Banco Patagonia Sudameris / Banco Sudameris Argentina)		6.20	Sudameris	Holding
	11.10		Banca Intesa	Holding

Company	Percentage or quotas held		Direct ownership	Type of
Banco Sudameris Paraguay S.A.E.C.A.		19.86	Sudameris	Holding
Banco Wiese Sudameris S.A.		15.93	Lima Sudameris Holding	Holding
	62.10		Banca Intesa	Holding
Bankvel SpA	14.00		Banca Intesa	Holding
BCI Lux Conseil S.A.		50.00	Société Européenne de Banque	Holding
BCI US Funding LLC I	100.00		Banca Intesa	Holding
BCI US Funding LLC II	100.00		Banca Intesa	Holding
BCI US Funding LLC III	100.00		Banca Intesa	Holding
Beksor dd		14.70	Privredna Banka Zagreb	Holding
BI Private Equity Ltd		100.00	Private Equity International	Holding
Binda SpA in liquidation	0.15		Banca Intesa	Pledge
	11.25		Banca Intesa	Holding
		0.00	Cormano	Holding
		0.01	C.R. Biella e Vercelli	Pledge
Bipielle Riscossioni SpA	16.57		Banca Intesa	Holding
Bolzoni SpA	26.36		Banca Intesa	Holding
Borsalino Giuseppe e Fratello SpA		54.37	Banca Popolare FriulAdria	Pledge
BSL Bertola Servizi Logistici SpA	14.00		Banca Intesa	Holding
Burza Cennych Papierov v Bratislave As		20.20	Vseobecna Uverova Banka	Holding
Business Incubator Becon d.o.o.		11.11	Banca Intesa - Beograd	Holding
BWS Fondos S.A. Soc. Admin. de Fondos (ex Wiese Sudameris Fondos S.A.)		100.00	Banco Wiese Sudameris	Holding
BWS Soc. Ag. de Bolsa S.A. (ex Wiese Sudameris Sociedad Agente de Bolsa S.A.)		100.00	Banco Wiese Sudameris	Holding
BWS Titulizadora S.A. (ex Wiese Sudameris Sociedad Titulizadora S.A.)		100.00	Banco Wiese Sudameris	Holding
C.R.L. Compagnia Regionale Leasing SpA		99.99	C.R. Terni e Narni	Holding
Cala Capitana Srl under bankruptcy procedures		100.00	Intesa Gestione Crediti	Pledge
[illegible] Scuola Management Territoriale Scrl		20.00	Intesa Formazione	Holding
Cantiere Darsena Italia SpA in liquidation	20.00		Banca Intesa	Holding
Capitale e Sviluppo SpA		9.77	C.R. Spoleto	Holding
		9.77	C.R. Foligno	Holding
		9.77	C.R. Terni e Narni	Holding
Caprera Srl	100.00		Banca Intesa	Pledge
Caralt SpA	35.00		Banca Intesa	Holding
Carifano - Cassa di Risparmio di Fano SpA	59.87		Banca Intesa	Pledge
		30.00	Intesa Casse del Centro	Holding
Cangreno Srl in liquidation	69.96		Banca Intesa	Pledge
Cariparma e Piacenza SpA	100.00		Banca Intesa	Holding
Cartiere Paolo Pigna SpA	96.16		Banca Intesa	Pledge
Carvitale Srl under bankruptcy procedures		51.00	Cormano	Holding
Case di Cura Riunite Srl under extraordinary administration	71.00		Banca Intesa	Pledge
Cassa di Risparmio di Ascoli Piceno SpA		66.00	Intesa Casse del Centro	Holding
Cassa di Risparmio di Biella e Vercelli SpA	55.00		Banca Intesa	Holding
Cassa di Risparmio di Città di Castello SpA		82.19	Intesa Casse del Centro	Holding
Cassa di Risparmio della Prov. di Chieti SpA	20.00		Banca Intesa	Holding
Cassa di Risparmio di Fermo SpA	33.33		Banca Intesa	Holding
Cassa di Risparmio di Foligno SpA		70.47	Intesa Casse del Centro	Holding
Cassa di Risparmio di Rieti SpA		85.00	Intesa Casse del Centro	Holding
Cassa di Risparmio di Spoleto SpA		59.44	Intesa Casse del Centro	Holding
Cassa di Risparmio della Prov. di Teramo SpA	20.00		Banca Intesa	Holding
Cassa di Risparmio di Terni e Narni SpA		75.00	Intesa Casse del Centro	Holding
Cassa di Risparmio della Prov. di Viterbo SpA		82.02	Intesa Casse del Centro	Holding
		0.01	C.R. Città di Castello	Holding
Castello Gestione Crediti Srl	19.00		Banca Intesa	Holding
Caudi Holding SpA		100.00	Cariparma e Piacenza	Pledge
Central European International Bank Ltd		100.00	Intesa Holding International	Holding

Company	Percentage or quotas held direct	indirect	Direct ownership	Type of right
Centrale dei Bilanci Srl		0.83	Cariparma e Piacenza	Holding
	11.67		Banca Intesa	Holding
		0.15	Banca Cis	Holding
Centro Agro Alimentare di Parma Srl		11.40	Cariparma e Piacenza	Holding
Centurion Financne Storitve d.o.o. (former Amex d.o.o.)		75.00	Banca Popolare FriulAdria	Holding
		25.00	PBZ American Express Zagreb	Holding
Centurion Financijske usluge d.o.o.		100.00	PBZ American Express Zagreb	Holding
Chess Venture Ltd	49.75		Banca Intesa	Holding
China International Packaging Leasing Ltd		17.50	Intesa Holding International	Holding
Cib Credit Rt. (former Cib Car Finance Rt.)		98.00	Cib Leasing	Holding
		2.00	Cib Real Estate	Holding
Cib Faktor Rt.		50.00	Cib Real Property Utilisation and Services	Holding
		50.00	Cib Service	Holding
Cib Insurance Broker Kft.		100.00	Cib Leasing	Holding
Cib Inventory Management LLC (former Project Company I Kft.)		50.00	Cib Insurance Broker	Holding
		50.00	Cib Real Estate	Holding
Cib Investment Fund Management Rt.		6.66	Cib Real Property Utilisation and Services	Holding
		0.00	Cib Service	Holding
		93.33	Central European International Bank	Holding
Cib Leasing Rt.		1.32	Central European International Bank	Holding
		98.66	Cib Rent	Holding
		0.00	Cib Service	Holding
Cib Real Estate Rt.		98.00	Cib Leasing	Holding
		2.00	Cib Credit	Holding
Cib Real Property Utilisation and Services Rt. (ex Cib Securities)		26.00	Central European International Bank	Holding
		74.00	Cib Service	Holding
Cib Rent Rt. (former Cib Rent and Leasing Co. Ltd)		1.11	Cib Real Property Utilisation and Services	Holding
		98.89	Central European International Bank	Holding
Cib Service Kft		99.99	Central European International Bank	Holding
		0.01	Cib Leasing	Holding
Cif Vac ut Property Utilisation LLC		50.00	Cib Insurance Broker	Holding
		50.00	Cib Real Estate	Holding
Cimo Srl	100.00		Banca Intesa	Pledge
Cittadini dell'Ordine SpA		100.00	C.R. Biella e Vercelli	Pledge
Cofragef S.A. in liquidation		99.76	Banca Intesa (France)	Holding
Comit Investments Ltd - Ireland	99.91		Banca Intesa	Holding
Conser Soc. Consort. per Azioni in liquidation		51.00	E.TR. - Esazione Tributi	Holding
Consorzio Agrario Provinciale di Parma Scrl		42.02	Cariparma e Piacenza	Holding
Consorzio per gli studi universitari a distanza F. Corongiu		33.33	Banca Cis	Holding
Consul Service Srl in liquidation		96.41	Banca Cis	Holding
Consumer Finance Holding a.s.		100.00	Vseobecna Uverova Banka	Holding
Convetro SpA in liquidation		56.25	Banca Popolare FriulAdria	Pledge
Cormano Srl	70.82		Banca Intesa	Holding
Corte Rosada Srl under bankruptcy procedure	80.82		Banca Intesa	Pledge
Dante Prini SpA in liquidation	32.50		Banca Intesa	Holding
Dolufin S.A.		13.69	Private Equity International	Holding
Depositos S.A. - Depsa		100.00	Banco Wiese Sudameris	Holding
Depsa Tacna S.A.C.		99.90	Depositos	Holding
Domine Group SpA in liquidation / under bankruptcy procedure (e	96.61		Banca Intesa	Pledge
Dulevo SpA under bankruptcy procedure	91.70		Banca Intesa	Pledge
E. Gilardi & C. Srl in liquidation		60.00	C.R. Biella e Vercelli	Holding
E.TR. SpA	100.00		Banca Intesa	Holding
Edilmarket Srl under bankruptcy procedure		100.00	Intesa Gestione Crediti	Pledge
EDM Srl		25.00	C.R. Spoleto	Pledge
Elba Srl		100.00	Private Equity International	Holding
Emerald UK Limited Partnership	11.14		Banca Intesa	Holding
Ente Nazionale Sementi Elette	49.41		Banca Intesa	Holding
Equinox Investment Company Scpa		28.80	Private Equity International	Holding

File No. 82-35020

Company	Percentage or quotas held		Direct ownership	Type of
	direct	indirect		right
Equitypar Companhia de Participacoes S.A.		12.50	Intesa Brasil Empreendimentos	Holding
Esatri Esazione Tributi SpA		96.16	E.TR. - Esazione Tributi	Holding
Euromilano SpA (former Srl)	37.50		Banca Intesa	Holding
Europay Hrvatska d.o.o. in liquidation		12.50	Privredna Banka Zagreb	Holding
Europrogetti & Finanza SpA	15.97		Banca Intesa	Holding
Evoluzione 94 SpA	16.11		Banca Intesa	Holding
F.I.L.A. Fabbrica Italiana Lapis e Affini SpA	20.00		Banca Intesa	Holding
Fadalti SpA (former Fadalti Marco Urfec SpA)		33.33	Banca Popolare FriulAdria	Pledge
Fidia SGR SpA	25.00		Banca Intesa	Holding
Fiere di Parma SpA		17.33	Cariparma e Piacenza	Holding
Finance Lab Srl		40.00	Banca Popolare FriulAdria	Holding
Finanziaria Vespucci Scs	61.66		Banca Intesa	Holding
Finanziaria Agricola Bresciana SpA in liquidation		100.00	Agricola Investimenti	Holding
Finanziaria BTB SpA	99.29		Banca Intesa	Holding
Fineuroop SpA	15.00		Banca Intesa	Holding
Fintbrescia Holding SpA in liquidation	17.30		Banca Intesa	Pledge
Formula Sport Group Srl	52.00		Banca Intesa	Pledge
G.L.M.A. SpA Gestioni Esattoriali Mirella Alberini	35.00		Banca Intesa	Pledge
GE.I.PO. Srl	90.00		Banca Intesa	Pledge
Gen SpA under bankruptcy procedure		35.91	Intesa Gestione Crediti	Holding
Gercom SpA	100.00		Banca Intesa	Pledge
Graglia Immobiliare SpA	20.02		Banca Intesa	Holding
GPE Srl		90.55	Banca Popolare FriulAdria	Pledge
Granarolo SpA	19.78		Banca Intesa	Holding
Grin Srl in liquidation	100.00		Banca Intesa	Pledge
Gruppo Pasini SpA	100.00		Banca Intesa	Pledge
Hospitalija Trgovine d.o.o.		14.56	Privredna Banka Zagreb	Holding
HROK d.o.o. - Hrvatski Registar Obveza po Kreditima		14.00	Privredna Banka Zagreb	Holding
Idra Partecipazioni SpA in liquidation	16.67		Banca Intesa	Holding
Ifas Gruppo SpA	45.00		Banca Intesa	Holding
Il Mondo dei Fiori Srl	100.00		Banca Intesa	Pledge
Imaco SpA	76.81		Banca Intesa	Pledge
Immobiliare Bella Riva Srl	100.00		Banca Intesa	Holding
Immobiliare Olimpia '93 SpA	100.00		Banca Intesa	Pledge
Impianti Srl in liquidation		1.69	Banca di Trento e Bolzano	Holding
		5.14	Cariparma e Piacenza	Holding
	12.11		Banca Intesa	Holding
Impresa Castelli SpA	36.60		Banca Intesa	Pledge
Infocorp S.A.		20.73	Banco Wiese Sudameris	Holding
Informatica Umbra Srl		6.33	C.R. Spoleto	Holding
		6.33	C.R. Foligno	Holding
Iniziative Urbane SpA		11.11	Banca di Trento e Bolzano	Holding
Insediamenti Produttivi Piemonte Settentrionale SpA - Nordind		12.76	C.R. Biella e Vercelli	Holding
International Sailing Boats - ISB SpA (former Cidip SpA)	31.99		Banca Intesa	Holding
Intertour As		12.86	Vseobecna Uverova Banka	Holding
Intesa Bank Ireland Plc				
(ex IntesaBci B.I/B.ca Comm. Ital. Plc Ireland)	100.00		Banca Intesa	Holding
Intesa Bank Overseas Ltd.	100.00		Banca Intesa	Holding
Intesa Brasil Empreendimentos S.A. (former Travanur S.A.)	100.00		Banca Intesa	Holding
Intesa Casse del Centro SpA				
(ex Intesa Holding Centro/Holding IntesaBci Centro)	96.07		Banca Intesa	Holding
Intesa Distribution Services Srl	32.05		Banca Intesa	Holding
(ex Intesa Immobiliare/IntesaBci Immob.)		67.95	Intesa Holding Asset Management	Holding
Intesa e.Lab SpA (former IntesaBci e.Lab / B.ca Proxima)	100.00		Banca Intesa	Holding
Intesa Formazione Scpa (ex Intesa Formazione Sud CEI S.)	67.00		Banca Intesa	Holding
		37.55	Intesa Casse del Centro	Holding
Intesa Funding Llc (former BCI Funding Corporation)	100.00		Banca Intesa	Holding
Intesa Gestione Crediti SpA (ex IntesaBci Gest. Cred./C.R.Salernit.)	100.00		Banca Intesa	Holding
Intesa Global Finance Company Ltd		100.00	Intesa Holding International	Holding
Intesa Holding Asset Management SpA (ex Intesa Ass.Manag.SGR)	100.00		Banca Intesa	Holding
Intesa Holding International SA (former Comit Holding Intern.Sa)	100.00		Banca Intesa	Holding

File No. 82-35020

Company	Percentage or quotas held		Direct ownership	Type of
	direct	indirect		right
Intesa Investimenti SpA (ex IntesaBci Inv./Comp.Ital. di Inv.Diversif.)	100.00		Banca Intesa	Holding
Intesa Lease Sec. Srl	60.00		Banca Intesa	Holding
Intesa Leasing d.o.o. - Beograd (former Delta Leasing d.o.o.)		100.00	Banca Intesa - Beograd	Holding
Intesa Leasing SpA	99.67		Banca Intesa	Holding
Intesa Mediofactoring SpA (former Mediofactoring SpA)	100.00		Banca Intesa	Holding
Intesa Preferred Capital Co. Llc.	100.00		Banca Intesa	Holding
Intesa Previdenza SIM SpA (former Sim Co.Ge.F. SpA)	76.53		Banca Intesa	Holding
Intesa Real Estate Srl (former Immobiliare Maram Srl)	100.00		Banca Intesa	Holding
Intesa Renting SpA		65.00	Intesa Leasing	Holding
Intesa Sec. SpA (former IntesaBci Sec.)	60.00		Banca Intesa	Holding
Intesa Sec. 2 Srl (former IntesaBci Sec. 2)	60.00		Banca Intesa	Holding
Intesa Sec. NPL SpA (ex IntesaBci Sec. Npl/Gotto Fin./Lario Fin.)	60.00		Banca Intesa	Holding
Intesa Sec. NPL 2 Srl (former La Centrale Consulenze Srl)	60.00		Banca Intesa	Holding
Intesa Soditic Trade Finance Ltd (ex BCI Soditic Trade Fin.)		50.00	Intesa Holding International	Holding
Intesa Vita SpA (former Timavo Vita SpA)	50.00		Banca Intesa	Holding
IntesaBci Preferred Capital Company Llc III Delaware	100.00		Banca Intesa	Holding
IntesaBci Preferred Securities Investor Trust		100.00	IntesaBci Preferred Capital Company Llc III Delaw.	Holding
IntesaTrade Sim SpA	100.00		Banca Intesa	Holding
Inversiones Mobiliarias S.A. - IMSA	97.29		Banca Intesa	Holding
Inversiones Sudameris C.A. (Venezuela)		100.00	Sudameris	Holding
Investholding d.o.o. Karlovac		56.38	Privredna Banka Zagreb	Holding
Investitori Associati S.A. in liquidation	16.67		Banca Intesa	Holding
Ipef Partners Ltd	40.50		Banca Intesa	Holding
Italia Generale Costruzioni Srl	100.00		Banca Intesa	Pledge
Italian Equity Advisors SpA in liquidation	17.16		Banca Intesa	Pledge
KMB-Bank Small Business Credit Bank(closed Joint Stock C.)		75.00	Intesa Holding International	Holding
KMB-Leasing (closed Joint Stock Company)		100.00	KMB-Bank	Holding
Lazard & Co. Srl	40.00		Banca Intesa	Holding
Lelle SPC - Real Estate Investment and Trading Rt.		99.96	Cib Real Estate	Holding
		0.04	Cib Insurance Broker	Holding
Leonardo Technology SpA	33.33		Banca Intesa	Holding
Lima Sudameris Holding S.A.	49.28		Banca Intesa	Holding
		43.96	Inversiones Mobiliarias	Holding
Luxicav Conseil S.A.		99.97	Société Européenne de Banque	Holding
Lux Privilege Conseil S.A.		50.00	Société Européenne de Banque	Holding
Magazzini Generali Fiduciari Cariplo SpA	100.00		Banca Intesa	Holding
Mandricardo SpA	99.71		Banca Intesa	Pledge
Monteoro Finanziaria SpA	10.59		Banca Intesa	Holding
Mercofil SpA under bankruptcy procedures	100.00		Banca Intesa	Pledge
Mercoxes SpA under bankruptcy procedures	100.00		Banca Intesa	Pledge
Merlon SpA		51.00	Banca Popolare Friuladria	Pledge
Mater-B SpA	34.48		Banca Intesa	Holding
Medimurska Banka dd		96.39	Privredna Banka Zagreb	Holding
Medinvest Srl under bankruptcy procedures		100.00	Intesa Gestione Crediti	Pledge
Meridian Mezzanine Management Sarl		47.00	Private Equity International	Holding
Meridian Mezzanine Sca		47.00	Private Equity International	Holding
Metallurgica G. Berera SpA		50.00	Cariparma e Piacenza	Pledge
Metronet Telekomunikacije d.d. za telekomunikacijske usluge		18.86	Privredna Banka Zagreb	Holding
Mirror International S.a.r.l.	2.10		Banca Intesa	Holding
		6.41	Private Equity International	Holding
Modulblok SpA		12.46	Banca Popolare Friuladria	Holding
Montagna 2000 SpA		11.00	Cariparma e Piacenza	Holding
Monte Mario 2000 Srl		47.50	Intesa Real Estate	Holding
N.T.M. SpA		61.11	Banca Intesa Mediocredito	Pledge
Netsystem.com SpA	35.74		Banca Intesa	Pledge
Noubor Glass SpA		26.66	Banca Popolare Friuladria	Holding
Nextra Distribution Services SA (former Prontofund Advisory SA)		0.03	Société Européenne de Banque	Holding
		99.97	Intesa Distribution Services	Holding

Company	Percentage of quotas held		Direct ownership	Type of
	direct	indirect		right
Nextra Investment Management SGR SpA	32.00		Banca Intesa	Holding
(former Comit Asset Management SGR)		2.96	Intesa Holding Asset Management	Holding
Novacarta Srl in liquidation		99.90	Cormano	Holding
Nuove Cartiere di Arbatax SpA under extraordinary administration		16.00	Banca CIS	Holding
Nuova G SpA under extraordinary administration	100.00		Banca Intesa	Pledge
Nuovo Hotel S. Pietro Srl	26.00		Banca Intesa	Pledge
O.M.S.O. Officine Macchine per Stampa su Oggetti SpA	20.50		Banca Intesa	Pledge
Obiettivo Nordest Sicav SpA	35.99		Banca Intesa	Holding
OOO Intesa Realty Russia	100.00		Banca Intesa	Holding
P.B. Srl	42.74		Banca Intesa	Holding
Palace Hotel SpA		22.90	Banca di Trento e Bolzano	Pledge
Parmafactor SpA	10.00		Banca Intesa	Holding
		10.00	Cariparma e Piacenza	Holding
Pasco SpA		90.00	C.R. Biella e Vercelli	Pledge
PBZ American Express d.o.o. Zagreb		100.00	Privredna Banka Zagreb	Holding
PBZ American Express d.o.o. - Skopje		95.00	PBZ American Express Zagreb	Holding
PBZ Croatia Osiguranje Joint Stock Co. for Comp.Pens.Fund M.		50.00	Privredna Banka Zagreb	Holding
(ex PBZ Croatia Osig. Plc for Compuls. Pension Fund Man.)				
PBZ Invest d.o.o.		100.00	Privredna Banka Zagreb	Holding
PBZ Kapital d.o.o. in liquidation		100.00	Privredna Banka Zagreb	Holding
PBZ Leasing d.o.o.		100.00	Privredna Banka Zagreb	Holding
PBZ Nekretnine d.o.o.		100.00	Privredna Banka Zagreb	Holding
PBZ Stambena Stedionica d.d.		100.00	Privredna Banka Zagreb	Holding
Petrochemical Investments Ltd	100.00		Banca Intesa	Holding
Pettinatura Biellese SpA		26.84	C.R. Biella e Vercelli	Pledge
Phoenix Beteiligungs und Verwaltungs GmbH & Co. KG		1.22	Phoenix Beteiligungs GmbH	Holding
(former Phoenix KG)	96.78		Banca Intesa	Holding
Phoenix Beteiligungs GmbH	100.00		Banca Intesa	Holding
Pinestead Investment Corp.	20.00		Banca Intesa	Holding
Po Vita SpA		50.00	Cariparma e Piacenza	Holding
Porto San Rocco SpA		29.42	Banca Popolare Friuladria	Pledge
Private Equity International S.A.(former Neuf)	100.00		Banca Intesa	Holding
Privredna Banka Zagreb d.d.		76.30	Intesa Holding International	Holding
Procesa MC Perù SA		50.00	Banco Wiese Sudameris	Holding
Progesti SpA (former Srl)	24.00		Banca Intesa	Pledge
Progetto Milano Bastioni SpA	15.39		Banca Intesa	Holding
R.C.N. Finanziaria SpA (former T.F. Partners Srl)	23.96		Banca Intesa	Holding
Recovery a.s. (former Leasreal a.s.)		100.00	Vseobecna Uverova Banka	Holding
Remari Finanziaria Srl in liquidation	26.00		Banca Intesa	Pledge
Renex Srl under bankruptcy procedures	100.00		Banca Intesa	Pledge
Resco Uno Srl (former Trattamenti Termici Solbiate Srl)	100.00		Banca Intesa	Holding
Riconversider Srl	13.80		Banca Intesa	Holding
S.E.P. Società Economia Parmense Srl		19.00	Cariparma e Piacenza	Holding
Sabaudia 29 Srl in liquidation	95.00		Banca Intesa	Pledge
Saga SpA	45.00		Banca Intesa	Pledge
Sailview Company		100.00	Private Equity International	Holding
San Francesco Srl	100.00		Banca Intesa	Pledge
Sape Participacoes Ltda (ex Sape Empreendimentos Imobiliarios)		37.90	Soc. de Assessoria Tecnica e Administrative	Holding
Scala Advisory S.A.		0.03	Société Européenne de Banque	Holding
	99.97		Banca Intesa	Holding
Scontofin S.A.	15.00		Banca Intesa	Holding
Seb Trust Ltd		100.00	Société Européenne de Banque	Holding
Servicios Bancarios Compartidos S.A		23.40	Banco Wiese Sudameris	Holding
Servicios, Cobranzas e Inversiones S.A.C.		99.00	Banco Wiese Sudameris	Holding
Servitia S.A		100.00	Société Européenne de Banque	Holding
Servizi Riscossione Tributi Terni SpA (SE.RI.T. TERNI)		99.97	C.R. Terni e Narni	Holding
		0.03	C.R. Spoleto	Holding
Servizio Riscossione Tributi Rieti SpA (SE.RI.T. RIETI)		100.00	C.R. Rieti	Holding
Setefi SpA	100.00		Banca Intesa	Holding

Company	Percentage or quotas held		Direct ownership	Type of
	direct	indirect		right
Shanghai Sino-Italy Business Advisory Company Ltd	40.00		Banca Intesa	Holding
SI Holding SpA (former Carusi SpA, Servizi Interbancari SpA)		0.22	Banca Trento e Bolzano	Holding
		0.18	Banca Popolare Friuladria	Holding
		0.56	Cariparma e Piacenza	Holding
		0.37	C.R. Biella e Vercelli	Holding
	10.78		Banca Intesa	Holding
		0.01	C.R. Spoleto	Holding
		0.15	C.R. Viterbo	Holding
		0.10	C.R. Ascoli	Holding
		0.15	C.R. Città di Castello	Holding
		0.15	C.R. Foligno	Holding
		0.15	C.R. Terni e Narni	Holding
		0.15	C.R. Rieti	Holding
Sicil Power SpA	95.13		Banca Intesa	Pledge
Sig Corrado SpA		100.00	Cariparma e Piacenza	Pledge
Sig Menzani SpA		100.00	Cariparma e Piacenza	Pledge
Sirti Sistemi SpA	100.00		Banca Intesa	Pledge
Sitas-Yomo SpA	94.01		Banca Intesa	Pledge
Slovak Banking Credit Bureau Spol. s.r.o.		33.33	Vseobecna Uverova Banka	Holding
SO.GE.A.P. Aeroporto di Parma SpA		13.09	Cariparma e Piacenza	Holding
Soc. de Assessoria Tecnica e Administrative Sa - SATA		100.00	Intesa Brasil Empreendimentos	Holding
Soc. Aree Ind. ed Artigianali - S.A.I.A. SpA	10.08		Banca Intesa	Holding
Società Europea di Sviluppo Srl	90.00		Banca Intesa	Pledge
Società Gestione per il Realizzo SpA	10.02		Banca Intesa	Holding
		0.95	Carifano	Holding
Società Italiana Acciai Bolzano SIAB SpA	45.18		Banca Intesa	Pledge
Società Italiana di Revisione e Fiduciaria SpA - SIREF	100.00		Banca Intesa	Holding
Società per i Servizi Bancari - SSB SpA		0.24	Banca di Trento e Bolzano	Holding
		0.21	Cariparma e Piacenza	Holding
	17.52		Banca Intesa	Holding
		0.04	C.R. Viterbo	Holding
		0.04	C.R. Città di Castello	Holding
		0.04	C.R. Rieti	Holding
		0.01	C.R. Spoleto	Holding
		0.04	C.R. Foligno	Holding
		0.11	C.R. Biella e Vercelli	Holding
		N.S.	Banca Cis	Holding
		0.06	Banca Popolare Friuladria	Holding
		0.07	C.R. Ascoli	Holding
		0.04	C.R. Terni e Narni	Holding
Société d'Investissements de Financ. Immobiliers S.A. - Finemers		99.99	Banca Intesa (France)	Holding
Société Européenne de Banque S.A.		100.00	Intesa Holding International	Holding
Société Foncière Meyerbeer Sarl		99.56	Sudameris	Holding
Speroni Beni Stabili Srl		100.00	Banca Intesa Mediocredito	Pledge
Sprofter Real Estate Srl	100.00		Banca Intesa	Pledge
Strutture Centrali Srl	25.00		Banca Intesa	Pledge
Sudameris SA (former Banque Sudameris SA)		99.99	Intesa Holding International	Holding
Sudameris Immobiliaria SA (Panama)		100.00	Sudameris	Holding
Sviluppo Garibaldi Repubblica SpA in liquidation	33.00		Banca Intesa	Holding
Synesis Finanziaria SpA	25.00		Banca Intesa	Holding
Tabby SpA under bankruptcy procedure	73.81		Banca Intesa	Pledge
Tammi - Industrie Alimentari di Capranica Srl	54.60		Banca Intesa	Pledge
Tase Finance Lux S. à r.l.	100.00		Banca Intesa	Holding
Tecnoarredamenti Srl		100.00	Banca Popolare Friuladria	Pledge
Tecnoforge SpA	14.77		Banca Intesa	Pledge
Tehnolosko-Inovacijski Centar doo		11.20	Privredna Banka Zagreb	Holding
Tele 2 d.o.o. za telekomunikacijske usluge		14.00	Privredna Banka Zagreb	Holding
Termomeccanica SpA	35.25		Banca Intesa	Holding
The True Fund		100.00	Intesa Investimenti	Holding

Company	Percentage or quotas held		Direct ownership	Type of
	direct	indirect		right
Tornabuoni Srl	100.00		Banca Intesa	Pledge
Tre Re SpA in liquidation	39.99		Banca Intesa	Pledge
Trigono 2000 Srl in liquidation	95.00		Banca Intesa	Pledge
Turismo e Immobiliare SpA	25.00		Banca Intesa	Holding
Twice Sim SpA (former Gemofin Sim)	19.95		Banca Intesa	Holding
Unirose International S.A. (ex Generali-General e Seb Risk Service)		99.99	Société Européenne de Banque	Holding
Uno e Erre Italia SpA (former ECC Holding Srl)	24.33		Banca Intesa	Holding
UPI Banka d.d. - Sarajevo		35.03	Intesa Holding International	Holding
Villaggio Turistico Internazionale Srl (former Sviluppo Marino Srl)	100.00		Banca Intesa	Pledge
Viurne Bal.B Srl		50.00	Banca Popolare Friuladria	Pledge
Vseobecna Uverova Banka a.s.		96.50	Intesa Holding International	Holding
Vub Asset Management Sprav. Spol. a.s.		100.00	Vseobecna Uverova Banka	Holding
Vub Factoring a.s.		100.00	Vseobecna Uverova Banka	Holding
Vub Generali dochodkova spravcovska spolocnost a.s.		50.00	Vseobecna Uverova Banka	Holding
Vub Leasingova a.s.		100.00	Vseobecna Uverova Banka	Holding
Wallzing Financial Service Rt.		100.00	Cib Credit	Holding
Wiese Sudameris Leasing S.A.		99.89	Banco Wiese Sudameris	Holding
Zao Banca Intesa	100.00		Banca Intesa	Holding

N.S. = not significant since the percentage is under 0.001.

Information regarding Banca Intesa's reserves and allowances as at 31st December 2005

(in millions of euro)

	Reserves and Allowances which do not concur to form income for shareholders	Other Reserves and Allowances	Reserves and Allowances which in case of distribution concur to form the Company's taxable income
Share premium reserve	5,510	-	-
Legal reserve	85	688	-
Extraordinary reserve	-	1,496	-
Reserve for own shares	-	-	-
Allowance for Consortium companies as per Law 767 of 5/12/1978	-	4	-
Allowance reinvested capital gains as per Law 169 of 4/5/1983	-	6	-
Special Reserve - Resolution 16/3/1999	-	5	-
Capital increase via transfer of Liberated Reserves as per Legislative Decree 467/97	-	-	-
Capital increase via transfer of Reserves subject to a suspended tax regime			
- Reserve as per Law 576 of 2/12/1975	-	-	50
- Reserve as per Law 72 19/3/1983	-	-	226
Reserve as per Law 576 of 2/12/1975	-	-	3
Allowance pursuant to Art. 55 of Presidential Decree 597/1973	-	-	-
Allowance pursuant to Art. 55 of Presidential Decree 917/1986	-	-	1
Revaluation Reserve as per Law 74/1952	-	-	-
Reserve as per Law 72 of 19/3/1983	-	-	143
Reserve pursuant to Art. 7 par 3 of Law 218 of 30/7/1990	-	-	232
Reserve pursuant to Art. 7 of Law 218 of 30/7/1990	-	-	302
Reserve as per Law 413 of 30/12/1991	-	-	379
Reserve as per Law 170 of 18/3/1965	-	-	-
Reserve as per Law 408 of 29/12/1990	-	-	7
Reserve pursuant to Art. 67 of Presidential Decree 917 of 22/12/1986	-	-	-
Revaluation Reserve as per Law 342 of 21/11/2000	-	-	455
Reserve pursuant to Art. 13 of Legislative Decree 124 of 21/4/199	-	-	1
Reserve pursuant to Art. 22 of Legislative Decree 153 of 17/5/199	-	1,017	-
Legal Reserve Branches Abroad	15	-	-
Merger goodwill Intesa Sistemi e Servizi	-	3	-
Reserve in relation to stock option plan	-	8	-
Transition to IAS/IFRS	-	-1,581	-
Valuation reserve of financial assets available for sale	-	336	-
Valuation reserve of cash flow hedges	-	-26	-
Total	5,610	1,958	1,799

Glossary

GLOSSARY OF CERTAIN TERMS OF THE ANNUAL REPORT

(as used in the "Report" and with the exclusion of the terms that have become commonplace in the Italian language or which are used in a context that already clarifies their meaning)

ABS – Asset-backed Securities
Financial instruments, whose yield and redemption are guaranteed by assets of the issuer, exclusively earmarked for the satisfaction of the rights incorporated in the financial instruments themselves.

Acquisition finance
Leveraged buy-out financing.

Additional return
Form of remuneration of junior securities deriving from securitisation transactions. In addition to a fixed dividend, such securities accrue periodic earnings (quarterly, semi-annually, etc.), the amount of which is a result of the margin produced by the transaction (in turn reflecting the performance of the securitised assets).

Advisor
Financial broker, assisting government authorities or companies involved in privatisation or other corporate finance transactions, whose tasks range from arranging appraisals to drawing up documents and providing general professional advice about specific transactions.

ALM – Asset & Liability Management
Integrated management of assets and liabilities designed to allocate the resources with a view to optimising the risk/yield ratio.

Alternative investment
Alternative investments cover a broad spectrum, including those in private equity and hedge funds (see definitions below).

Arranger
In the sector of structured finance, the arranger is the figure who – albeit in different forms and with different titles (mandated lead arranger, joint lead arranger, sole arranger, etc.) – acts as a co-ordinator of the organisational aspects of the transaction.

Arrangement (commission therefore)
Commission having the nature of compensation for professional advice and assistance at the stage when a loan is co-ordinated and set up.

Asset allocation
Choice of markets, geographical areas, sectors and products to invest in.

Asset management
Activities in connection with the management and administration of the assets of the clientele in different ways.

Audit
In quoted companies, it is overall checking on the business and bookkeeping of a company, performed by both in-house staff (internal audit) and independent audit firms (external audit).

Back office
The unit of a bank or holding company that takes care of handling all transactions performed by the operational units (front office).

Backtesting
Retrospective analysis performed to verify the reliability of the measurement of risk sources associated with different asset portfolios.

Banking book
Usually concerns securities or financial instruments in general, identifying the portion of a portfolio dedicated to "proprietary" trading.

Basis swap
Contract providing for the exchange between opposite parties of variable-rate payments linked to a different index.

Best practice
It generally identifies behaviour commensurate with state-of-the-art skills and techniques in a given technical/professional area.

Bid/ask spread
The difference between the bidding price and asking price of a given financial instrument or set of financial instruments.

Bookrunner
See Lead manager.

Budget
Forecast of cost and income trends of a firm in some future period.

Capital Asset Pricing Model
Model making it possible to determine the "opportunity cost" or the amount of income for the business period necessary to remunerate the cost of capital.

Captive
Term generically referring to "networks" or companies that operate in the exclusive interest of their parent company or group.

Cash flow hedge
Coverage against exposure to variability in cash flows traceable to a particular risk.

Cash management

A banking service that, in addition to making available to businesses a whole set of information on the status of relations entertained with the bank, provides an operative tool allowing businesses to execute transfers of funds, thus leading to more efficient treasury management.

Categories of financial instruments provided for by IAS 39

Activity of negotiation which includes the following: assets purchased for short-term sale or part of portfolios of instruments managed jointly for the purpose of realising profits in the short-term, and assets that the entity decides in any case to reckon at fair value with variation in value entered under the Profit and Loss Account, assets held full term, non-derivative assets with a fixed term and payments that are fixed or determinable, concerning which there is a real intention and capacity to hold them full term, credits and loans, non-derivative assets with fixed or determinable payments not quoted on the active market, assets available for sale, specifically designated as such, or others not falling under the previous typologies.

CDO - Collateralised Debt Obligation

Securities issued within the framework of securitisation transactions, guaranteed by underlying assets in the form of credits, securities or other financial assets.

Collective assessment of in bonis credits

With reference to a homogeneous group of financial assets with a steady performance, the collective assessment defines the degree of credit risk potentially associated with the same, even though it is not yet possible to identify it with a specific position.

Commercial paper

Short-term notes issued in order to collect funds from third-party underwriters as an alternative to other forms of indebtedness.

Core Business

Primary area of business constituting the focal point of a company's strategies and policies.

Core Tier 1 ratio

Indicates the ratio of basic (Tier 1) assets, not including preference shares, to total weighted-risk assets. Preference shares are innovative capital instruments normally issued by foreign subsidiaries and included in the basic assets if they have characteristics guaranteeing the capital stability of the banks. The Tier 1 ratio is the same ratio that, in the numerator, includes the preference shares.

Corporate

Segment of customers corresponding to medium- and large-sized firms (mid-corporate, large corporate).

Cost/income ratio

Economic indicator represented by the ratio of operating costs to net operating income.

Amortised/depreciated cost

Differs from "cost" in that it provides for the progressive amortisation/depreciation of the differential between the book value and nominal value of an asset or liability on the basis of the effective rate of return.

Covered bond

Special bank bond that, in addition to the guarantee of the issuing bank, can also benefit from the guarantee of a portfolio of mortgage loans or other high-quality loans granted for the purpose to a special vehicle company.

Credit default swap/option

Contract under which one party transfers to another the credit risk of a loan or security, against payment of a premium, at such a time when some event has caused a downgrading of the debtor's credit rating (in the case of an option, the right must be exercised by the purchaser).

Credit derivatives

Derivative contracts that cause the transfer of credit risks. These products allow investors to perform arbitrage and/or hedging on the credit market mainly by means of instruments other than cash, to acquire credit exposures diversified in their maturity and intensity, to modify the risk profile of a portfolio and to separate credit risks from other market risks.

Credit enhancement

Techniques and instruments used by issuers to improve the rating of their issues (constitution of sureties, granter of cash credit lines, etc.)

Credit/emerging markets (Funds)

Funds that invest in securities with credit risk exposure, inasmuch as issued by financial or corporate issuers located in emerging countries.

Credit-linked notes

Similar to bonds issued by the protection buyer or a vehicle company whose holders (protection sellers) - in exchange for a yield equal to the yield of a bond with the same maturity plus the premium received for credit risk hedging - take the risk of losing (in whole or in part) the maturing capital and the related flow of interest, upon occurrence of a specific event.

Credit spread option

Contract under which the protection buyer reserves the right, against payment of a premium, to collect from the protection seller a sum depending on the positive difference between the market spread and that fixed in the contract, applied to the notional value of the security.

CreditVaR

Value that indicates an unexpected loss in connection with a credits portfolio at a time of confidence in a given period. The CreditVaR is assessed through distribution of the values of the losses and represents the difference between the average distribution value and the value corresponding to a certain percentile (usually 99.9%), which reflects the Bank's degree of willingness to take risks.

Cross-selling

Activity designed to increase customer loyalty through the sale of integrated products and services to them.

CR01

Referred to a credit portfolio, it indicates the value variation it would undergo as a consequence of an increase of 1 basis point of the credit spreads.

Default

Designates the condition of declared inability to honour one's debts and/or make the relevant interest payments.

Delta-Gamma-Vega (DGV VaR)

Parametric model for calculation of the VaR, able to assess risk factors having both a linear and non-linear trend.

Desk

It generally refers to an operating unit where a particular activity is mainly carried on.

Dynamics of provision

Sum of deposits in a current account (free current accounts and bank drafts), returnable deposits upon prior notice (free savings deposits), time deposits (time savings deposits, certificates of deposit), repo agreements and bonds (including subordinate loans). Each technical form, with the exception of bonds, is shown for clientele residing in Italy, except for the central Administration, in euros and other currencies of reference. Bonds refer to the overall value of the documents of debt, independently of the place of residence and sector of the holder.

Directional (Funds)

Funds that invest in financial instruments that profit from market movements of a directional type, sometimes tied to analyses of a macroeconomic type.

Domestic Currency Swap

Contract settled in euros, whose economic effect is equal to that of a time purchase or sale of a foreign currency in exchange for domestic currency. As it falls due, the differential between the time exchange as per the contract and the current cash exchange is settled in euros.

Duration

Constitutes an indicator of interest rate risk a security or securities portfolio is subject to. In its most frequent form, it is calculated as a weighted average of the due dates of interest and principal payments associated with a security.

EAD - Exposure at Default

Relating to positions on or off the books, it is defined as the estimated future value of an exposure at the time of default of a debtor. Only banks meeting the requirements for the adoption of the Advanced IRB are legitimised to estimate EAD. The others are required to make reference to statutory estimates.

EDF - Expected Default Frequency

Frequency of default, normally based on a sample inside or outside the bank, which represents the average risk level associable with an opposite party.

Equity hedge/long-short (Funds)

Funds that predominantly invest in stocks with the possibility of creating hedging strategies by means of short sales of the same stocks or strategies in derivatives contracts involving securities or market indexes.

Equity origination

Increase of a company's risk capital achieved by floating a new issue of stock.

Exotics (derivatives)

Non-standard instruments unquoted on the regular markets, whose price is based on mathematical models.

Event driven (Funds)

Funds that invest in opportunities arising out of significant events regarding the company sphere, such as mergers, acquisitions, defaults and reorganisations.

EVT - Extreme Value Theory

Statistical methodologies that deal with extreme hypothetical deviations compared to the average probable distribution of specific events.

Facility (commission)

Commission calculated with reference to the amount of profit on a loan.

Factoring

Contract of cession of commercial credits, activated by specialised firms for purposes of management and collection, normally associated with the granting of a loan to the transferor.

Fair value

It is the consideration for which an asset could be exchanged or a liability extinguished, in a free transaction between acquainted with and independent parties.

Fair value hedge

Hedging against exposure to a variation in the fair value of a budgeted item, attributable to a particular risk

Fairness/Legal opinion

An opinion given on request by experts of recognised professionalism and competence, as regards the congruity of the economic terms and/or lawfulness and/or technical aspects of a given transaction.

Financial instruments quoted in an active market

A financial instrument is considered as quoted on an active market if the quotations, reflecting normal market transactions, are promptly and regularly available through organised markets (exchanges), middlemen, brokers, intermediaries, companies operating in the sector, quotation services or authorised bodies, and such prices represent effective and regular market transactions taking place over a normal period of reference.

Forward Rate Agreement

See "Forwards"

Forwards

Forward contracts on interest rates, exchange rates or stock indexes, generally negotiated in over-the-counter markets and whose conditions are established at the time when the contract is entered into, but which will be fulfilled at a predetermined future date, by means of the receipt or payment of differentials calculated with reference to parameters that vary according to the purpose of the contract

Front office

The complex of operating units designed to deal directly with the clientele

Funding

The procurement of capital, in various forms, to finance the company business or particular financial transactions

Futures

Standardised future contracts under which the parties agree to exchange securities or physical commodities at a fixed forward price and at a future date. Such contracts are normally traded on organised markets, where their execution is guaranteed. In practice, futures on securities often do not involve the physical exchange of the underlying value

Global custody

An integrated package of services including, in addition to the custody of securities, the performance of administrative activities relating to the settlement of securities, collections and payments, the deposit bank and management of uninvested liquidity, as well as various forms of reporting on the performance of the portfolio

Goodwill

The value attached to intangible assets as part of the purchase price of a shareholding in a going concern.

Governance

Identifies the instruments and rules/standards taken as a whole regulating the life of the company, particularly as regards the transparency of documents and company records, and the completeness of information made available to the market

Greca

Identifies a situation of greater or lesser sensitivity with which a derivative contract, typically an option, reacts to variations in the value of the underlying asset, or other parameters of reference (typically intrinsic volatility, interest rates, stock prices, dividends and correlations)

Hedge accounting

Rules pertaining to the accounting of hedges

Hedge fund

Investment fund that employs hedging instruments in order to achieve a better result in terms of risk/return ratio

IAS/IFRS

The IAS (International Accounting Standards) are issued by the International Accounting Standards Board (IASB). The standards issued after July 2002 are called IFRS (International Financial Reporting Standards)

Impairment

When referred to a financial asset, a situation of impairment is identified when the book value of the asset exceeds the estimated recoverable amount of the same

Index linked

Policies whose performance at maturity depends on the performance of a parameter of reference, which may be a stock index, a basket of securities or some other indicator

Indirect bank collection

Securities and the like owned by third parties on deposit, not issued by the bank at nominal value, excluding certificates of deposit and bank bonds

Internal dealing

Transactions between different operating units of the same firm. The relevant documentary material is part of the bookkeeping and contributes to determining the position (trading or hedging) of the individual units involved.

Intraday

Used to refer to an investment/divestment transaction performed in the course of a single day involving the

negotiation of a security. It is also used with reference to prices quoted during any one day.

Investments in fixed assets
Fixed assets owned for the purpose of obtaining income and/or benefiting from an increase in their value.

Investment grade
Term used with reference to quality bonds that have received a medium/high rating (e.g., no less than BBB on Standard & Poor's index)

Advanced IRB (Internal Rating Based)
Approach to internal ratings within the framework of the new Basel accords, which is distinguished by its basic and advanced methods. The advanced method may be used only by institutions satisfying more stringent requirements compared to the basic approach. In this case, all the estimated input (PD, LGD, EAD and Maturity) used for credit risk assessment is done in-house. Instead, in the basic method the Bank assesses only the PD.

IRS – Interest Rate Swap
A binding agreement in which two parties agree to exchange flows on some predetermined notional amount with a fixed/variable or variable/variable rate.

Joint venture
Agreement involving two or more firms for the performance of a given economic activity, generally through the incorporation of a joint-stock company

Junior
In a securitisation transaction it is the lowest-ranking portion of the securities issued, being the first to bear losses that may occur in the course of the recovery of the underlying assets.

Lead manager/Bookrunner
Leading figure of the issuing syndicate of a bond; he deals with the debtor, is responsible for choosing the co-lead managers and the other members of the underwriting syndicate in agreement with the same debtor, he determines the terms and conditions of issue, manages the execution thereof (almost always undertaking to place the most relevant portion on the market) and keeps the books (bookrunner); in addition to the reimbursement of expenses and usual fees, he receives a special commission for this service

Lending risk-based
A methodology applied to a credit portfolio that makes it possible to identify the most suitable pricing conditions, taking into account the risk factor of every single credit

Leveraged & acquisition finance
See "Acquisition finance"

LDA - Loss Distribution Approach
Model used for assessing exposure to operational risk that makes it possible to estimate the amount of expected and unexpected loss for any combination of event/loss and business line

Loss Given Default (LGD)
It indicates the estimated loss rate in the event of the default of a debtor

Lower Tier 2
It designates subordinate liabilities that have the features to be included in supplementary capital and reserves or Tier 2

M–Maturity
Residual life of an exposure, calculated according to the prudence principle. For banks authorised to use internal ratings, it is explicitly considered if the advanced method is adopted, while it is fixed at 2.5 years if the basic approach is used.

Margin of contribution of collection on demand
Difference between 1-month euribor and the rate applied to current accounts of families and businesses.

Mark to market
Process of evaluating a portfolio of securities or other financial instruments on the basis of the prices expressed by the market

Market making
Financial activity carried out by specialised intermediaries, whose task consists of guaranteeing market liquidity and depth, both through their continuous presence and by means of their role of competitive guide in determining prices

Market neutral
Operating strategies involving securities designed to immunise the relevant portfolios from risk in connection with market variations.

Mark-up
Difference between the rate applied to the whole of families and businesses on loans with a duration of less than one year and the 1-month euribor

Merchant banking
Involves a range of activities including the underwriting of securities – both equities or bonds – issued by corporate clients for subsequent offering on the market, the acquisition of shareholdings for longer periods but with the same aim of transferring them later, and the providing of business consulting services in the matter of mergers and acquisitions or reorganisation.

Mezzanine
In a securitisation transaction it is the tranche ranking between the junior tranche and senior tranche

Multistrategy/funds of funds (Funds)
Funds that do not invest in a single strategy but in a portfolio reflecting different strategies or in a portfolio of investment funds managed by third parties

Non-performing
Term generally referring to loans characterised by unsteady performance

Option
Upon payment of a premium, the buyer acquires a right, but not an obligation, to purchase (call option) or to sell (put option) a financial instrument at a set price (strike price) within (American option) or on (European option) a given future date

Other related parties - close relatives
"Close relatives" of an individual is understood to mean family members predictably able to influence or be influenced by the individual interested in their relations with an entity. They include a cohabitant/common-law spouse (as well as a spouse not legally separated) and the individual's children, the cohabitant/common-law spouse's children, and the individual's or cohabitant/common-law spouse's dependents

Outsourcing
Resort to operative support activities performed by outside companies

Over-the-counter (OTC)
It designates transactions carried out directly between the parties and not in an organised market.

Past due loans
"Past due loans" correspond to past-due and/or borderline receivables on a continuing basis for over 180 days, in accordance with the definition provided under the rules in force regarding the reporting of such situations

Performing
Term generally referring to loans characterised by steady performance

Plain vanilla (derivatives)
Products whose price depends on that of the underlying instrument, which is quoted on the regular markets.

Pool (transactions)
See "Syndicated lending"

Preference shares
See "Core Tier 1"

Pricing
Broadly speaking, it generally refers to the methods used to determine yields and/or costs of products and services offered by a bank.

Private banking
Business designed to provide preferred customers with asset management, professional advice and other personalised services

Private equity
Involves activity aiming at the acquisition of shareholdings and their subsequent sale to specific counterparts, without public offerings

Probability of Default (PD)
Represents the probability that, within the space of 1 year, a debtor will default

Project finance
Technique for the financing of industrial projects based upon a forecast of the cash flow generated by the projects themselves. The analysis is based upon a series of evaluations differing from those generally made when assessing ordinary credit risks. In addition to the analysis of cash flow, such evaluations include a technical examination of the project, the suitability of the sponsors engaged in carrying out the project and the markets where the product will be placed

PV01
Measures the variation in the value of a financial activity following a change of the base point in the curves describing interest rates

Rating
An evaluation of the quality of a company or of its bond issues, based on the company's financial strength and outlook. Such evaluation is performed by specialised agencies.

Real estate (finance)
Structured finance transactions in the real estate sector.

Relative value/arbitrage (Funds)
Funds that invest in strategies of a market neutral type and profit from the unaligned price of particular securities or financial contracts, neutralising the underlying market risk.

Retail
Segment of clientele mainly including housholds, professionals, retailers and artisans.

Risk Management
Activity pertaining to the acquisition, measurement, valuation and overall management of various types of risk and their hedging.

Scoring

System of analysis of company clientele, taking the concrete form of an indicator obtained by an examination of information contained in the financial statements, in addition to an evaluation of the forecasts of the performance of the sector, analysed using statistical methods

Senior/super senior

In a securitisation transaction this is the preferred tranche in terms of priority in the matter of remuneration and redemption

Sensitivity

It refers to the degree of sensitivity with which certain assets/liabilities react to changes in rates or other pertinent indicators

Servicer

In securitisation transactions, this figure – on the basis of a special servicing contract – continues to manage the securitised credits or assets after they have been transferred to the vehicle company responsible for the issue of the securities

Syndicated lending

Loans set up and guaranteed by a pool of banks and other financial institutions

SPE/SPV

Special Purpose Entities or Special Purpose Vehicles are companies specially created by one or more entities in order to perform a specific transaction. Generally, SPE/SPVs have no operating and managerial structures of their own, instead availing themselves of those of the different players involved in the transaction

Speculative grade

Term used to identify issuers with a low rating (e.g., below BBB on Standard & Poor's index)

Spread

This term usually indicates the difference between two interest rates, the difference between the bidding and asking price in trading securities or the price an issuer of stocks and bonds pays above a benchmark rate

SpreadVar

Value that indicates the maximum possible loss on a trading portfolio due to the market performance of the credit spreads of the credit default swaps or bond spreads, with a certain degree of probability and assuming that the positions require a certain amount of time for their disinvestment.

Stakeholders

Subjects who, acting in different capacities, interact with the firm's activity, sharing the profits, influencing its performance/services, and evaluating its economic, social and environmental impact.

Stock option

Term used to indicate the right granted to company managers that allows them to purchase the company's shares at a fixed price at a specified time (strike price)

Stress test

A simulating procedure designed to assess the impact of extreme market scenarios on the Bank's overall exposure to risk

Structured export finance

Transactions involving structured finance in the export of goods and services sector

Swaps

Transactions normally consisting of an exchange of financial flows between operators under various contractual arrangements. In the case of a swap of interest rates, the opposite parties exchange flows of payment wich may be indexed or unindexed to interest rates, calculated on a notional capital of reference (e.g., one party may pay a flow on a fixed-rate basis, while the opposite party may pay on a variable-rate basis). In the case of a swap of currencies, the opposite parties exchange specific amounts of two different currencies, repaying the same over time according to predefined arrangements that may regard both the notional capital and the indexed flows pertaining to the interest rates

Tier 1

The primary capital (Tier 1) includes the paid-in capital, the share premium reserve, reserves from retained earnings (including the IAS/IFRS reserve of primary application different from those included under the valuation reserves), net of own shares and intangible assets. Consolidated Tier 1 further includes minority interests.

Tier 2

The secondary capital (Tier 2) includes valuation reserves, hybrid capital instruments, subordinate liabilities, net of adjustments to loans subject to country risk covered with capital and of other negative elements

Time value

Variation in the financial value of an instrument in relation to a different timeframe when certain monetary flows will become available or due

Total capital ratio

Index of assets referred to the whole of the elements constituting statutory capital (Tier 1 and Tier 2)

Total return swap

A contract under which one party, usually the owner of the security or credit of reference, agrees to make periodic payments to an investor (protection seller) based

on the capital and interest generated by the business. On the other side, the investor agrees to make payments based on a variable rate, as well as any depreciation of the business from the date of the contract.

Trading book
Usually referring to securities or in any case to financial instruments in general, it designates the portion of a portfolio earmarked for trading activity.

Underwriting (commission)
Commission received in advance by the bank on the basis of the assumption of the underwriting risk associated with the granting of a loan.

Upper Tier 2
It designates the hybrid capitalisation instruments (for instance, perpetual loans) that represent the top-ranked portion of Tier 2.

VaR - Value at Risk
The maximum value likely to be lost on a portfolio as a result of market performance, estimating probability and calculating that a certain amount of time is required to liquidate positions.

Vega01
Referred to a portfolio, it indicates the variation in value that it would undergo as a consequence of a one percent increase in the volatility of the underlying financial instruments.

Warrant
Negotiable instrument that gives the holder the right to purchase from or sell to the issuer fixed-income securities or shares according to specific procedures.

Wealth management
See "Asset management."

What-if
Form of analysis used in an attempt to describe what might be the dimensions of the reaction to variations in the basic parameters.

Wholesale banking
A business activity mainly involving transactions of considerable importance concluded with primary opposite parties.

Gruppo Intesa Network

Gruppo Intesa - Branches abroad

(Updated as at December 2005)

Country	Banca Intesa	Subsidiaries	Group
Austria - Banca di Trento e Bolzano Innsbruck branch	-	1	1
Croatia - Privredna Banka Zagreb	-	205	205
Russian Federation - KMB Bank	-	46	46
Russian Federation - ZAO Banca Intesa	-	1	1
France - Banca Intesa France	-	1	1
Japan - Tokyo Branch	1	-	1
Ireland - Intesa Bank Ireland	-	1	1
Cayman Islands - George Town branch	1	-	1
Luxembourg - Société Européenne de Banque	-	1	1
Peru - Banco Wiese Sudameris	-	110	110
United Kingdom - London branch	1	-	1
United Kingdom - Banca Caboto London branch	-	1	1
Czech Republic - Vseobecna Uverova Banka	-	1	1
People's Republic of China - Hong Kong branch and Shanghai branch	2	-	2
Serbia and Montenegro - Banca Intesa Beograd	-	180	180
Slovakia - Vseobecna Uverova Banka	-	233	233
USA - New York branch	1	-	1
Hungary - Central-European International Bank	-	77	77
Total	6	858	864

Representative offices abroad

(Updated as at December 2006)

Europe

Austria
Dornbirn
(representative office of Banca di Trento e Bolzano)

Belgium
Bruxelles

Russian Federation
Moscow

France
Paris

Poland
Warsaw

Turkey
Ankara

Asia

South Korea
Seoul

India
Mumbai

Iran
Teheran

Lebanon
Beirut

China
Beijing

Africa

Egypt
Cairo

Tunisia
Tunis

Contacts

Banca Intesa S.p.A.

Registered Office
Piazza Paolo Ferrari, 10
20121 Milano
Telephone +39 02 879 11
Fax +39 02 879 37892
e-mail: info@bancaintesa.it
www.bancaintesa.it

General Management
Via Monte di Pietà, 8
20121 Milano

Investor Relations

Telephone +39 02 879 43180
Telephone +39 02 879 42622
e-mail: investorelations@bancaintesa.it

Media Relations
Telephone +39 02 879 63531
Telephone +39 02 879 63010
e-mail: stampa@bancaintesa.it